Form 20-F
period 2010-12-31
Diana Containerships Inc.
filed 2011-06-28
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from____________to____________

 OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-35025

DIANA CONTAINERSHIPS INC.
(Exact name of Registrant as specified in its charter)

Diana Containerships Inc.
(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Ioannis Zafirakis Tel: + 30-210-9470-000, Fax: + 30-210-9424-975 E-mail: izafirakis@dcontainerships.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	Nasdaq Global Market
Preferred stock purchase rights	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2010, there were 6,106,161 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes             No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 Yes             No   X

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X        No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes             No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.    (Check one):

Large accelerated filer [___]	Accelerated filer [___]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [___]	Other [___]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
    [___] Item 17      [___] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes             No   X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
 Yes             No

FORWARD-LOOKING STATEMENTS

Diana Containerships Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Containerships Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.        Offer Statistics and Expected Timetable

Not Applicable.

Item 3.        Key Information

A.  Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2010 and for the period from January 7, 2010 (inception date) to December 31, 2010 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

For the period from January 7, 2010 (inception date) to December 31, 2010
(in U.S. dollars, except for share data)
Income Statement Data:
Time charter revenues	$5,734,716
Voyage expenses	266,967
Vessel operating expenses	2,884,610
Depreciation	1,453,877
Management fees	203,000
General and administrative expenses	3,523,986
Foreign currency gains	(1,043,563)

Operating loss	(1,554,161)
Interest and finance costs	(511,291)
Interest income	64,091

Net loss	$(2,001,361)

Loss per common share, basic and diluted	$(0.45)

Weighted average number of common shares, basic and diluted	4,449,431

As of and for the period from January 7, 2010 (inception date) to December 31, 2010
(in U.S. dollars, except for fleet data)

Balance Sheet Data:
Cash and cash equivalents	$11,098,284
Total current assets	12,376,014
Vessels' net book value	92,077,309
Total assets	105,349,169
Total current liabilities	2,428,676
Other non-current liabilities	181,684
Long-term debt (including current portion)	19,489,633
Total stockholders' equity	84,610,714

Cash Flow Data:
Net cash used in operating activities	$(186,525)
Net cash used in investing activities	(93,531,186)
Net cash provided by financing activities	103,764,596

Fleet Data:
Average number of vessels (1)	1.0
Number of vessels at end of period	2.0
Weighted average age of fleet at end of period (in years)	0.6
Ownership days (2)	361
Available days (3)	361
Operating days (4)	352
Fleet utilization (5)	97.5%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$15,146
Daily vessel operating expenses (7)	7,991

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)
Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the period presented.

For the period from January 7, 2010 (inception date) to December 31, 2010
(in U.S. dollars, except for available days)
Time charter revenues	$5,734,716
Less: voyage expenses	(266,967)

Time charter equivalent revenues	$5,467,749

Available days	361
Time charter equivalent (TCE) rate	$15,146

(7)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition or operating results or the trading price of our common stock.

Industry Specific Risk Factors

The containership sector is cyclical and volatile, with charter hire rates and profitability at reduced levels, and the recent global economic recession has resulted in decreased demand for container shipping.

Our growth will generally depend on continued growth in world and regional demand for containership services, and the global economic slowdown in 2008 resulted in decreased demand for containerships and a related decrease in charter rates that have not fully recovered.

The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. At the end of 2009, rates had fallen significantly to below the late 2001 ten-year lows. According to various sources, in 2010 and 2011 containership charter rates have improved, although such improvement may not be sustainable and rates remain below long-term averages and could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

●	supply and demand for products suitable for shipping in containers;

●	changes in global production of products transported by containerships;

●	the distance container cargo products are to be moved by sea;

●	the globalization of manufacturing;

●	global and regional economic and political conditions;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

The factors that influence the supply of containership capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older containerships;

●	containership owner access to capital to finance the construction of newbuildings;

●	the price of steel and other raw materials;

●	changes in environmental and other regulations that may limit the useful life of containerships;

●	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;

●	the number of containerships that are out of service; and

●	port congestion and canal closures.

Our ability to employ any containerships that we acquire will depend upon, among other things, the then-current state of the containership market. If the containership market is in a period of sustained depression, we may be unable to operate our vessels profitably.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, had declined, adversely affecting their profitability, until considerable improvement in 2010 and 2011 year-to-date. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, reduced demand for containership charters. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

We are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

One of our vessels, the MV Centaurus, is employed on a time charter to CSAV, and our other vessels are employed on time charters with Maersk. Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector; at present, there are over 500 liner companies (although a large number of these are small niche operators), but according to industry sources the top 10 and top 20 companies, including subsidiaries, accounted for approximately 54% and 73.2% of global liner capacity, respectively, as of March 2011. Financial difficulties in the industry may accelerate the trend towards consolidation, although since the major acquisitions of P&O Nedlloyd and CP Ships five years ago, activity in this area has been relatively quiet. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 4.1 million TEU were on order, representing 28.8% of the total fleet capacity as of April 30, 2011, according to industry sources. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. During the economic downturn that began in 2008, the debt and equity capital markets were severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and weak economic conditions have made, and will likely continue to make, it difficult to obtain financing. A weak state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, or otherwise take advantage of business opportunities as they arise.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce container volumes to and from areas of Japan, including Tokyo, which could result in reductions in prevailing charter rates.

The March 2011 earthquake in Japan and resulting tsunami have caused a nuclear power plant located in Japan to fail and emit radiation. Although the full effect of these disasters, both on the Japanese and global economies, is not currently known, a number of liner companies have restricted vessels from calling on ports in Tokyo and Northern Japan. In addition, authorities in other countries, including China and the United States, have begun screening containerships that have visited Japan or nearby waters for nuclear radiation, causing delays and reduced attractiveness of any contaminated vessels for subsequent employment. These disasters will for some period of time result in reduced container volumes to and from Japan, which has the world's third largest economy, and could potentially result in reduced charter rates. In addition, there can be no assurances that our vessels trading in the Pacific will not be impacted by the possible effects of spreading radiation.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

The containership sector is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse affect on us.

The containership sector is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

The international containership sector is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the containership sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate our vessels profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico.

In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, approvals and financial assurances with respect to our operations. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the re-sale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship-owners and bareboat charterers, which are charterers under a bareboat charter agreement1 whereby no crew or provisions are included as part of the charter agreement, to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

1
Bareboat charter: Also known as a "demise charter," a bareboat charter is a contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on our ability and the ability of Diana Shipping Services S.A., which we refer to as DSS or our Manager, a wholly-owned subsidiary of Diana Shipping Inc., which we refer to as Diana Shipping, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our vessel-owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes may be at risk of being damaged or lost because of events such as:

●	marine disasters;

●	bad weather;

●	business interruptions caused by mechanical failures;

●	grounding, fire, explosions and collisions; and

●	human error, war, terrorism, piracy and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2010, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In April 2009, the "Maersk Alabama," a 17,000-ton containership not affiliated with us, was seized by Somali pirates. The ship was later released. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Although we believe we are, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Specifically, we intend to comply with all applicable sanctions against Cuba, Iran, Sudan and Syria, and any other countries identified by the U.S. Department of State as state sponsors of terrorism. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Any violation of such restrictions could result in fines or other penalties and could result in some investors deciding, or being required, not to invest, in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Depending on the outcome of a government investigation of container liner companies related to potential antitrust violations, our growth, operating results and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies related to potential violations of European Union antitrust rules. Although we have no basis for assessing the outcome of these investigations, it is possible that financial and legal obligations may be imposed on one or more companies. If imposed on current or future customers, such obligations may render it less likely that they enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, operating results, financial condition and ability to pay dividends. Similarly, any significant financial penalties arising from these or similar investigations could reduce the ability of current or future customers to make charter payments to us, which likewise could harm our business, operating results, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister-ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister-ship" liability against one vessel in our fleet for claims relating to another of our ships.

There is a lack of historical operating history provided with our secondhand vessel acquisitions and profitable operation of the vessels will depend on our skill and expertise.

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our Manager will conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our Manager has obtained the historical operating data for the secondhand vessels we have acquired from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, in the future we may acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Due to the differences between the prior owners of these vessels and the Company with respect to the routes we expect to operate, our future customers, the cargoes we expect to carry, the freight rates and charter hire rates we will charge in the future and the costs we expect to incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners. Profitable operation of the vessels will depend on our skill and expertise. If we are unable to operate the vessels profitably, it may have an adverse affect on our financial condition, results of operations and cash flows.

Company Specific Risk Factors

Our growth in the future depends on our ability to successfully charter our vessels, for which we will face substantial competition.

The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including:

●	shipping industry relationships and reputation for customer service and safety;

●	containership experience and quality of ship operations (including cost effectiveness);

●	quality and experience of seafaring crew;

●	the ability to finance containerships at competitive rates and financial stability generally;

●	relationships with shipyards and the ability to get suitable berths;

●	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

●	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement our growth successfully.

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully, pay dividends or repay our debt.

We cannot assure you that our board of directors will declare dividends.

We currently intend to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international containership sector is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of short-term debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

We are a recently organized corporation with a limited operating history and accordingly you will have a very limited basis on which to evaluate our ability to achieve our business objectives.

We are a recently organized corporation with limited operating results to date. Therefore, our ability to execute our business strategy is dependent upon the success of our management team and obtaining additional financing through debt or an offering of our securities. Because we have a limited operating history, you will have very limited information upon which to evaluate our ability to operate our vessels profitably and acquire or make new investments, including but not limited to acquisitions of containerships. If we are unable to continue to employ our vessels, we may not generate any operating revenues, and you could lose all or part of your investment.

We may be unable to locate suitable vessels which would adversely affect our ability to operate our business.

We intend to further grow our fleet through selective acquisitions. Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

Our purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growth through the acquisition of previously owned vessels. While we will typically inspect secondhand vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. In addition, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Potential charterers may also choose not to charter older vessels. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to implement our growth successfully.

Our business plan is to identify and acquire suitable vessels at favorable prices and trade our vessels on short-, medium- or long-term time charters. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than do we, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

●	fail to realize anticipated benefits, such as cost savings or cash flow enhancements;

●	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

●	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

●	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

●	significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions; or

●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

We have acquired re-sale newbuilding vessels in the past and we may in the future agree to acquire additional newbuilding vessels, and any delay in the delivery of vessels under contract could have a material adverse effect on us.

We have acquired re-sale newbuilding vessels in the past. As we grow our fleet in the future, we may acquire additional newbuildings. The completion and delivery of newbuildings could be delayed because of, among other things:

●	quality or engineering problems;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	work stoppages or other labor disturbances at the shipyard;

●	bankruptcy of or other financial crisis involving the shipyard;

●	a backlog of orders at the shipyard;

●	political, social or economic disturbances;

●	weather interference or a catastrophic event, such as a major earthquake or fire;

●	requests for changes to the original vessel specifications;

●	shortages of or delays in the receipt of necessary construction materials, such as steel;

●	an inability to finance the constructions of the vessels; or

●	an inability to obtain requisite permits or approvals.

If the seller of any newbuilding vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Currently, our vessels are employed on time charters with minimum remaining durations between 13 and 23 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased competition in technological innovation could reduce the demand for our vessels and our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.

Our executive officers and directors will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and directors will be involved in other business activities, such as the operation of Diana Shipping, with which they have certain employment agreements, which may result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Diana Shipping and the Company's management currently own a significant portion of our outstanding common shares, which may limit your ability to influence our actions.

Diana Shipping currently owns approximately 14.4% of our outstanding common stock and our executive officers collectively own approximately 10.3% of our outstanding common stock. Accordingly, Diana Shipping and our management have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping and our management continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.

Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.

Diana Shipping currently owns approximately 14.4% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman, President, Chief Operating Officer and Chief Financial Officer also serve as executive officers and/or directors of Diana Shipping. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership sector, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

We are dependent on our manager to assist us in operating our business, and our business will be harmed if our manager fails to assist us effectively.

We have entered into an Administrative Services Agreement with our Manager, whereby our Manager provides us with administrative services, commercial and technical vessel management services, including chartering, vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us for any reason or if it terminates the Administrative Services Agreement, as it is entitled to do under certain circumstances. While we are able to terminate the Administrative Services Agreement upon the approval of our board of directors, upon any termination of the Administrative Services Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with our Manager will provide.

If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

●	acquire new vessels;

●	enter into new charters for our vessels;

●	obtain financing on commercially acceptable terms; or

●	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it would undermine our ability to establish our operations and implement our growth successfully.

Our ability to obtain debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels in the future or may significantly increase our costs of obtaining such capital. Our inability to obtain financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

If our insurance is insufficient to cover losses that may occur to our vessels or result from our operations due to the inherent operational risks of the shipping industry, it could adversely affect our financial condition.

The operation of an ocean-going vessel carries inherent risks, any of which could increase our costs or lower our revenues. These risks include the possibility of:

●	marine disaster;

●	environmental accidents;

●	cargo and property losses or damage;

●	business interruptions caused by mechanical failure, human error, political action in various countries, war, labor strikes, or adverse weather conditions; and

●	loss of revenue during vessel off-hire periods.

Under the vessel management agreements, our manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels' purchase price. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We generate all of our revenues in dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars and incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2010 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

We may be treated as a "passive foreign investment company," which could have certain adverse U.S. Federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute "passive income," and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under "Taxation"), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See "Taxation — United States Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Amounts we may be required to pay as a result of such calls will be unavailable for other purposes.

Risks Relating to our Common Shares

We may be unable to maintain our listing on the Nasdaq Global Market, which would adversely affect the value of our common shares and make it more difficult for you to monetize your investment.

Nasdaq Global Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to meet the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

If the share price of our common shares fluctuates, you could lose a significant part of your investment.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the other risks described under "— Risk Factors Relating to Our Common Shares" and the following:

●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

●	variations in quarterly operating results;

●	general economic conditions;

●	terrorist or piracy acts;

●	future sales of our common shares or other securities; and

●	investors' perception of us and the international containership sector.

These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley act of 2002.

As a public reporting company, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in this annual report on Form 20-F our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal controls over financial reporting, which requirement we expect will first apply to our annual report on Form 20-F for the fiscal year ended December 31, 2011. Because we outsource accounting and other services to our Manager, our management and our independent registered public accounting firm will be required to also assess the design and operating effectiveness of our Manager's internal controls over financial reporting. If we or our Manager fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse perception of the Company in the financial marketplace.

Future offerings of debt securities and amounts outstanding under current and future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of common stock.

In the future, we may attempt to increase our capital resources by borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their share holdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stocks or lenders with respect to our credit facilities and other borrowings.

Future sales of our common stock could have an adverse effect on our share price.

As of the date of this annual report, we have 23,076,161 shares of common stock outstanding. We may issue additional securities in the future. We may also issue additional shares of common stock or securities convertible into common stock, in connection with the hiring of personnel, future acquisitions, future private placements of our securities or other business purposes. The potential issuance of such additional shares of common stock will result in the dilution of the ownership interests of our existing shareholders and may create downward pressure on the trading price, if any, of our common stock.

We are a holding company, and we will depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our current and future subsidiaries, which will all be wholly-owned by us, either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends. Also, our subsidiaries are limited by Marshall Islands law which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part with equity financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500 million common shares and 25 million preferred shares, each with a par value of $0.01 per share. Therefore, subject to the rules of the Nasdaq Global Market that are applicable to us, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

●	our existing shareholders' proportionate ownership interest in us may decrease;

●	the relative voting strength of each previously outstanding share may be diminished;

●	the market price of our common stock may decline; and

●	the amount of cash available for dividends payable on our common stock, if any, may decrease.

It may not be possible for our investors to enforce U.S. Judgments against us.

We are incorporated in the Republic of the Marshall Islands. Substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of United States courts obtained in actions against us based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the value of our securities.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding common shares entitled to vote generally in the election of directors;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a stockholders rights agreement pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholders rights agreement, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the value of our securities, if any, and the ability of shareholders to realize any potential change of control premium.

Item 4.        Information on the Company

A.  History and development of the Company

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company's vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is 011 30 210 947 0000. Our office space is provided to us by DSS pursuant to our Administrative Services Agreement with DSS.

Business Development and Capital Expenditures and Divestitures

In April 2010, we completed the sale of an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act pursuant to the purchase/placement agreement, dated March 29, 2010, by and between us and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares, with aggregate net proceeds of $85.3 million.

In May 2010, we issued a total of 213,331 restricted common shares to our executive officers pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements. Of these shares, 106,669 shares have vested and the remaining shares vest ratably over the remaining two years.

In June 2010, we terminated our existing Consultancy Agreements with companies controlled by each of our executive officers and the services that were previously provided to us by the consultants are provided by DSS under the Administrative Services Agreement.  DSS has appointed Diana Enterprises Inc., a related party, as broker to assist it in providing services to us pursuant to the Broker Services Agreement, dated June 1, 2010.

In June  2010, we, through our wholly-owned subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558 (named Sagitta) and Hull 559 (named Centaurus), from a third-party seller, each with a carrying capacity of approximately 3,400 TEU for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We took delivery of the Sagitta on June 29, 2010 and the Centaurus on July 9, 2010.

In July 2010, we, through our wholly owned subsidiaries, Likiep Shipping Company Inc. and Orangina Inc., entered into a secured term loan agreement with DnB NOR Bank ASA for an amount of up to $40.0 million to finance part of the acquisition cost of the vessels Sagitta and Centaurus. We drew down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships in July 2010 and the remaining $20.0 million was drawn down in February 2011.

In November 2010, we completed a registered exchange offer in which 2,558,997 common shares that were issued in the April 2010 private placement, were exchanged for the same number of common shares that were registered with the SEC, pursuant to a registration statement on Form F-4 (Registration No. 333-169974) filed with the Commission on October 15, 2010.
In December 2010, we applied for listing on the Nasdaq Global Market.  Our shares became available to trade on January 3, 2011 on a "when issued basis" and our common shares became available for trading on January 19, 2011, on a "regular way" basis under the symbol "DCIX".

On April 13, 2011, through our newly-established subsidiaries Ebon Shipping Company Inc. ("Ebon"), Mili Shipping Company Inc. ("Mili") and Ralik Shipping Company Inc. ("Ralik"), we entered into three Memoranda of Agreement (Ralik with Maersk Line UK Ltd., and Mili and Ebon with A.P. Moller Singapore Pte. Ltd.) for the purchase of three Panamax container vessels, the MV "Maersk Merlion", the MV "Maersk Malacca" and the MV "Maersk Madrid", respectively. The MV "Maersk Madrid" is a 1989-built vessel of 4,206 TEU capacity. The purchase price for the MV "Maersk Madrid" is $22.5 million. The MV "Maersk Malacca" and MV "Maersk Merlion" are both 1990-built vessels of 4,714 TEU capacity each. The purchase price for the MV "Maersk Malacca" and MV "Maersk Merlion" is $24.0 million each.

On April 18, 2011, we paid to the Sellers 10% of the vessels' price amounting to $2.4 million for each of the MV "Maersk Malacca" and MV "Maersk Merlion" and $2.25 million for the MV "Maersk Madrid". The remaining consideration was paid upon delivery of the vessels in June 2011. Each of the three vessels is chartered to A.P. Møller-Maersk A/S for a period of a minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of $21,450 less a 2.25% commission. The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of $25,000 less a 2.25% commission starting twenty-four (24) months after delivery of the vessel to the charterer.

On May 4, 2011, through certain wholly-owned subsidiaries, we entered into a loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the three Panamax container vessels that we acquired in June 2011 and for working capital. The loan would be made available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels Sagitta and Centaurus and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the three Panamax container vessels mentioned above and $20.0 million. Tranche 1 was drawn in a single drawdown and tranche 2 would be available for drawing in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of $1.1 million each, plus a balloon installment of $37.6 million to be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. We paid $382,500 of arrangement fees on signing of the agreement and on May 6, 2011, we drew down $65.0 million of Tranche 1, with which we repaid the then-outstanding balance of indebtedness under our secured term loan facility entered into on July 7, 2010 (amounting to $38.7 million plus interest). On June 20, 2011, we repaid the $65.0 million outstanding balance of the loan with the proceeds from the offering, discussed below.

On May 9, 2011, we filed a registration statement on Form F-1 with the Securities and Exchange Commission for a public offering of shares of our common stock, which became effective on June 9, 2011. On June 15, 2011, we sold 16,916,667 shares at the price of $7.50 per share, including 1,625,000 shares purchased by management and certain members of their family and 2,666,667 shares purchased by Diana Shipping, each at $7.50 per share. The net proceeds from the offering amounted to approximately $121.4 million including $20.0 million invested by Diana Shipping.

On June 15, 2011, we issued a total of 53,333 restricted common shares to our executive officers pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements. Of these shares, 13,333 shares have vested and the remaining shares vest ratably over the three years from the date of grant.

B.  Business Overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010.  We were founded to own and operate containerships and pursue containership acquisition opportunities.

As at December 31, 2010, our fleet consisted of two containerships with a combined carrying capacity of 6,852 TEU and a weighted average age of 0.6 years. Currently, our fleet consists of five containerships (including three containerships delivered to us in June 2011), that have a combined carrying capacity of 20,486 TEU and a weighted average age of 14.6 years.

During 2010, we had fleet utilization of 97.5%, our vessels achieved a daily time charter equivalent rate of $15,146 and we generated revenues of $5.7 million.

Set forth below is summary information concerning our fleet as of June 28, 2011.

Fleet Employment Profile (As of June 28, 2011)

Currently Diana Containerships' fleet is employed as follows:

Vessel	Sister	Gross Rate			Delivery Date to	Redelivery Date
BUILT TEU	Ships*	(USD Per Day)	Com**	Charterer	Charterer	to Owners***	Notes

Container Vessels

SAGITTA	A	$16,000	5.25%	A.P. Moller - Maersk A/S	30-Jun-10	15-May-11
2010 3,426		$22,000	2.25%		15-May-11	15-Mar-13 - 15-Jun-13	1

CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 - 19-Oct-12
2010 3,426

MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	2
1990 4,714

MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	2
1990 4,714

MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	2
1989 4,206

*	Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
**	Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
***	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1	The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.

2	The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.

Our Management Team

Our management team is responsible for the strategic management of our company, including the development of our business plan and overall vision for our operations. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels. Our management team is led by our Chairman and Chief Executive Officer Mr. Symeon Palios, who founded the predecessors of Diana Shipping and DSS in 1972. Mr. Palios has served as the Chairman and Chief Executive Officer of Diana Shipping since 2005 and as a director since 1999. Mr. Anastasios Margaronis, our President and a director, also serves as President and as a director of Diana Shipping and has been employed by the Diana Shipping group of companies since 1979. Mr. Ioannis Zafirakis, our Chief Operating Officer, Secretary and a director, serves as Executive Vice President and Secretary of Diana Shipping and has been employed by the Diana Shipping group of companies since 1997. Mr. Andreas Michalopoulos, our Chief Financial Officer and Treasurer, has held these same offices with Diana Shipping since 2006.

Our management team has experience in multiple sectors of the international shipping industry, including the containership sector, and a proven track record of strategic growth beginning with the formation of the Diana Shipping group of companies in 1972. Our management team is responsible for identifying assets for acquisition and for the operation of our business in order to build our fleet and effectively manage our growth.

Potential Conflicts of Interest

Our management team is comprised of four executive officers who are also executive officers of Diana Shipping.  Three of our executive officers serve on the board of directors of us and of Diana Shipping.  Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the dry bulk carrier sector, which limits our ability to expand our operations.

Management of Our Fleet

Diana Shipping Services S.A. performs commercial and technical management services for our vessels. DSS also manages Diana Shipping's drybulk carrier fleet with a combined cargo carrying capacity of approximately 3.0 million dwt, including two vessels under construction with deliveries expected in the second and third quarter of 2012. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We believe that the fees and commissions we pay under the Administrative Services Agreement, Broker Services Agreement and Vessel Management Agreements are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see "— Administrative Services Agreement," "— Broker Services Agreement" and "— Vessel Management Agreements."

Administrative Services Agreement

On April 6, 2010, we entered into an Administrative Services Agreement with DSS, a wholly-owned subsidiary of Diana Shipping, whereby DSS provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We have agreed to pay our Manager a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and will automatically renew for successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by the Company (i) upon thirty days' written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to the Company; (iv) if the holders of a majority of the Company's outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and the Company is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months' notice to the Company; (ii) if the Company materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of the Company; (b) the Manager's receipt of written notice from the Company that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager's receipt of the written notice in the preceding clause (b). If the Company has knowledge that a change of control of the Company will occur, the Company is required to give prompt written notice thereof to the Manager.

Broker Services Agreement

On June 1, 2010, we terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and that services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. DSS has appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing these services to the Company pursuant to the Broker Services Agreement, dated June 1, 2010. Pursuant to the agreement, DSS is obligated to pay a commission to Diana Enterprises in the amount of $260,000 per quarter for a term of five years. The commission increased to $325,000 per quarter following the offering completed in June 2011. DSS may pay additional commissions with respect to a transaction as the same may be agreed in writing. In the event that Diana Enterprises terminates the agreement within six months following a Change of Control (as defined in the agreement), Diana Enterprises shall be entitled to a lump sum payment equal to three years' annual commission.

Vessel Management Agreements

DSS also provides commercial and technical management services for our vessels under separate vessel management agreements with our vessel owning subsidiaries. The vessel management agreements continue unless terminated by either party giving three months' written notice; provided that we may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager over during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. We do not expect to pay management fees for vessels that may be employed under bareboat charters in the future. We may, from time to time, request additional services offered by our Manager, in which case we expect we will pay fees in accordance with industry practice for these services.

Business Strategy

To acquire high quality containerships throughout the shipping cycle

We will seek to provide attractive returns to our investors by continuing to make accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. We believe that, currently, the containership sector provides attractive acquisition opportunities as asset values remain below 10-year averages and will continue to present attractive opportunities through the cycle. Over time, we expect that asset prices and charter rates will increase and that we will continue to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. In addition, we are not affected by issues currently impacting certain other containership companies, such as high leverage and the purchase of vessels at prices significantly above historical averages. We will initially focus on vessels ranging from 2,500 TEU to 7,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

Strategically deploy our vessels in order to optimize the opportunities in the time charter market

We intend to actively monitor market conditions, charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. We initially intend to enter into short-term time charters to allow our shareholders to benefit from what we believe to be an improving charter rate environment. Depending on market conditions, in the future we might enter into long-term time charters at rates that compare favorably to historical averages, shielding us from charter rates decreases and cyclical fluctuations. We believe that maintaining staggered charter maturities will provide us with the flexibility to capitalize on favorable market conditions, while providing us with a base of strong, visible cash flows.

Maintain a strong balance sheet

We have a strong balance sheet and we intend to maintain low debt levels that will enable us to have greater availability under our credit lines for future acquisitions and should allow us to generate free cash to fund operations and pay dividends. In the future, we expect to draw funds on a short-term basis under our credit lines to fund vessel acquisitions. We intend to repay our acquisition related debt from time to time with the net proceeds of subsequent equity issuances. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchase opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the containership market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

Provide an attractive yield to shareholders through quarterly dividends

We currently intend to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

Maintain low cost, highly efficient and reliable operations

We operate as an efficient and reliable owner of containerships as a result of the experience of our Manager. DSS currently manages a fleet of 14 Panamax, one Post-Panamax, eight Capesize drybulk carriers, the five containerships in our fleet and two drybulk carrier newbuildings for which it provides supervisory services. We believe that we will benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing lubricants and spare parts. We further believe that we can build on the reputation of our Manager for safe vessel operations, and we intend to comply with rigorous international health, safety and environmental protection regulations.

Our Customers

Our customers include national, regional, and international companies, such as A.P. Møller-Maersk A/S and CSAV, Valparaiso. During 2010, these two charterers accounted for 92% of our revenues. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

Container Shipping Industry

Containerships are typically "cellular," which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or "ro-ro" ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be "geared," which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller. All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities. Ships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of ship are broadly as follows:

●	Large & Very Large: Ships with a capacity of 8,000 TEU or greater, which are restricted to employment on a small number of routes.

●
Post Panamax: Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 12,000 TEU to transit the waterway.

●	Panamax: Ships with a capacity between 4,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

●	Intermediate: In this category the ships range in size between 2,000 and 3,999 TEU and are generally able to trade on all routes.

●	Handysize: Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades.

●	Feeder: Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

While new investment in the container shipping industry has tended to concentrate on building gearless vessels for the larger trade routes as port infrastructure improves, geared vessels are still very important for regional trade lanes and areas such as West Africa, the eastern coast of South America and certain Asian regions, including Indonesia, where port infrastructure may be poor or, in some cases, non-existent.

In March 2011, the world fleet of fully cellular containerships consisted of 4,984 vessels totaling 14.28 million TEU in nominal capacity. These figures exclude multipurpose and ro-ro vessels with container carrying capability.

Container Freight and Time-Charter Rates

Freight rates for specialized cargo, including refrigerated products, normally carry a premium due to increased costs of transportation and more expensive equipment such as temperature-controlled containers. Many surcharges, including fuel, congestion, currency adjustment, peak-season and heavyweight are standard practice in the industry and these are normally paid in addition to the basic port-to-port ocean freight.

The same factors that drive freight rates also affect charter rates. The growth in demand for container shipping and the increasing trend among major container operators to charter-in tonnage have generally increased demand pressure and over time have caused an increase in time charter rates.

With some exceptions, time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand.

With the recovery in demand in 2010 and 2011 year-to-date charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain poor.

Containership Prices

Containership Newbuilding Prices

Newbuilding prices have risen steadily since 2002, due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders' costs as a result of rising raw material prices, mainly steel. However, since the second half of 2008 weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. Given the lack of new orders it is very difficult to assess the trend in newbuilding although all the evidence suggests that prices weakened substantially in 2009, before staging a modest recovery in 2010 and 2011.

Containership Secondhand Prices

Vessel values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old.

Values for younger vessels tend to fluctuate on a percentage, if not on a nominal, basis less than values for older vessels. This is attributed to the finite life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates, while prices of older vessels are influenced more since their remaining economic life is limited.

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is therefore transparent and liquid, with a usually large number of vessels changing hands on an annual basis.

With the rise in freight rates in the period 2005-2008 secondhand values for containerships also increased for all major ship sizes. However, when demand fell in 2008 rates and values went into a steep decline. Since then and until early 2010 there have been very few reported secondhand sales and the estimation of secondhand value is very difficult. In 2010 and early 2011 there was an increase in the number of vessels sold and a slight upward movement in prices.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies.

The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and, in the past a relative scarcity of secondhand containerships, which necessitated reliance on newbuildings which can take a number of years to complete. We intend to focus on mid-sized TEU capacity containerships ranging from 2,500 to 7,500 TEU, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

Seasonality

Currently, our vessels are employed on time charters with minimum remaining durations between 13 and 23 months, and thus are not subject to the effect of seasonal variations in demand for that period.

Permits and Authorization

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, and, in the countries in which our vessels may operate or are registered, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the re-sale value or useful lives of our vessels. In addition, a future serious marine incident, such as the 2010 Deepwater Horizon oil spill, that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. For example, Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, by reducing the sulfur fuel cap with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. U.S. air emissions standards are now equivalent to these amended Annex VI requirements. More stringent emission controls may be required in designated Emission Control Areas, such as the area extending 200 nautical miles from the Atlantic Gulf and Pacific Coast of the United States and Canada and the Hawaiian Islands. We may incur costs to comply with these amended Annex VI standards.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the ISM Code. We will renew these documents of compliance and safety management certificates as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose pollution control and liability in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004. BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

●	natural resources damage and related assessment costs;

●	real and personal property damage;

●	net loss of taxes, royalties, rents, fees and other lost revenues;

●	lost profits or impairment of earning capacity due to property or natural resources damage; and

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based non-numeric effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. However, because of a March 2011 settlement, the EPA has agreed to establish numeric concentration-based effluent limits by November 2012. Further, as one of the conditions of the Vessel General Permit, permittees must comply with all U.S. Coast Guard mandatory ballast water requirements. U.S. Coast Guard regulates ballast water under the National Invasive Species Act by requiring mandatory saltwater flushing, but it does not currently impose numeric limits. However, the U.S. Coast Guard proposed a rule that, if finalized as proposed, will implement more stringent ballast water requirements in two phases. Phase one would become effective in January 2012 and reflects the mandatory concentration limits of the IMO's BWM Convention discussed above. Phase two would become effective in January 2016 and could establish a standard that is 1,000 times more stringent than the phase one standard.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has been petitioned, and had been threatened with a potential lawsuit, by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

●
Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel's age and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

100% Container Screening

The United States signed into law the 9/11 Commission Act on August 3, 2007. The Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Insurance Coverage

General

The operation of any containership vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe we procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

We maintain for our vessels marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss. Our vessels are each covered up to at least fair market value with deductibles which vary according to the size and value of the vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Association based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited, the P&I Association in which the Company's vessels are entered, did not charge any supplemental calls for the 2007/08, 2008/09, or 2009/10 policy years. The Company does not know whether any supplemental calls will be charged in respect of 2010/11 or 2011/12, which are the first two years in which the Company's vessels were entered with the P&I Association. To the extent we experience supplemental calls; our policy is to expense such amounts.

C.  Organizational structure

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. We are the owner of all the issued and outstanding shares of the following subsidiaries: Likiep Shipping Company Inc., Orangina Inc., Lemongina Inc., Ebon Shipping Company Inc., Mili Shipping Company Inc. and Ralik Shipping Company Inc., each of which is incorporated under the laws of the Republic of the Marshall Islands.

D.  Property, plants and equipment

We do not own any real property. Our office space is provided to us by DSS pursuant to our Administrative Services Agreement with DSS. Our interests in the vessels in our fleet are our only material properties.

Item 4A.     Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A.  Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the vessels of our fleet are employed on time charters with minimum remaining durations between 13 and 23 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors affecting our results of operations

 We believe that the important measures for analyzing trends in our results of operations consist of the following:

●
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

●
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

●
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

●
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

●
Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

●
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, and TCE rate and daily operating expenses for the period from January 7, 2010 (inception date) to December 31, 2010.

For the period from January 7, 2010 (inception date) to December 31, 2010
Ownerships days	361
Available days	361
Operating days	352
Fleet utilization	97.5%
Time charter equivalent rate (TCE) (1)	$15,146
Daily operating expenses	$7,991

(1)	Please see Item 3 A. for a reconciliation of TCE to GAAP measures.

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

●	the duration of our charters;

●	our decisions relating to vessel acquisitions and disposals;

●	the amount of time that we spend positioning our vessels;

●	the amount of time that our vessels spend in drydock undergoing repairs;

●	maintenance and upgrade work;

●	the age, condition and specifications of our vessels;

●	levels of supply and demand in the container shipping industry; and

●	other factors affecting spot market charter rates for container vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In 2011, we expect our revenues to increase as a result of the expected increase in ownership days compared to 2010, due to the enlargement of our fleet.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we do not incur port and canal charges and bunker expenses represent a relatively small portion of our vessels' overall expenses because our vessels are employed under time charters that require the charterer to bear all of those expenses.

During 2010, we have paid commissions ranging from 1.25% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay to our fleet manager a commission that is equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. In 2011, we expect that the amount of our total commissions will increase due to the expected increase in time charter revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts. In 2011, we expect operating expenses to increase due to the enlargement of our fleet.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values, calculated at $200 to $350 per lightweight ton, depending on the vessels' age and market conditions. We believe that these assumptions are common in the containership industry. We expect that depreciation charges will increase as a result of the enlargement of our fleet in 2011.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises. We incur general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt of our subsidiaries. As at December 31, 2010, we had outstanding indebtedness of $19.7 million. We expect our interest and finance costs to increase, due to increased average debt balance. However, as of the date of this annual report, we do not have any debt outstanding, as on June 20, 2011, we repaid the outstanding debt balance.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	acquisition and disposition of vessels;

●	employment and operation of our vessels; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	on board safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to our Administrative Services Agreement with DSS, requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders' return on investment include:

●	rates and periods of charterhire;

●	levels of vessel operating expenses;

●	depreciation expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

See "Risk Factors" for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.  Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

Based on: (i) the carrying value of each of our vessels as of December 31, 2010, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2010, the aggregate carrying value of the vessels in our fleet as of December 31, 2010  did not exceed their aggregate charter-free market value.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels".

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies when we acquire and operate vessels, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from charter agreements that we have entered into for our vessels and may enter into in the future. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of secondhand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Depreciation

We have recorded the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage) less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. One of the vessels in our current fleet is scheduled for drydocking in April 2014, and four of the five vessels in our current fleet are not scheduled for drydocking until 2015.

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries.

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 "Compensation – Stock Compensation" of the Accounting Standards Codification,  we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations

Period from January 7, 2010 (inception date) to December 31, 2010

Net Loss. Net loss for the period from inception to December 31, 2010 amounted to $2.0 million and included expenses for establishing the Company and beginning operations. As we took delivery of two vessels in June and July 2010, our results from operations during the period were not sufficient to cover our expenses for establishing the Company.

Time Charter Revenues.  Time charter revenues for the period from inception to December 31, 2010 amounted to $5.7 million, representing revenues of our containership vessels Sagitta and Centaurus starting from their delivery to us in late June and early July, respectively, when they were delivered to the charterers.

Voyage Expenses.  Voyage expenses for the period from inception to December 31, 2010 amounted to $0.3 million, mainly representing commissions paid to third party brokers and to DSS on our gross charterhire pursuant to our vessel management agreements and expenses for bunkers.

Vessel Operating Expenses.  Vessel operating expenses for the period from inception to December 31, 2010 amounted to $2.9 million and mainly consist of expenses for the initial supply of our containerships Sagitta and Centaurus, consisting of all other expenses for operating the vessels from their delivery to us until year-end, such as crew wages and related costs, consumables and stores, insurances, and repairs and maintenance.

Depreciation.  Depreciation for the period from inception to December 31, 2010 amounted to $1.5 million and represents the depreciation expense of our containerships from their delivery to us until year-end.

Management Fees. Management fees amounted to $0.2 million and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, entered into in June 2010 for the provision of commercial and technical management services for the vessels in our fleet.

General and Administrative Expenses.  General and administrative expenses for the period from inception to December 31, 2010 amounted to $3.5 million and mainly consist of consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees.

Foreign Currency Gains. Foreign currency gains for the period from inception to December 31, 2010 amounted to $1.0 million and mainly consist of gains from the exchange of U.S Dollars to Euro in June and July 2010, with respect to the acquisition of the two newbuildings Sagitta and Centaurus.

Interest and Finance Costs. Interest and finance costs for the period from inception to December 31, 2010 amounted to $0.5 million and consist of the interest expense relating to our outstanding debt during the period, commitment fees and other loan fees and expenses.

Interest Income. Interest income for the period from inception to December 31, 2010 amounted to $0.1 million and consists of interest income received on deposits of cash and cash equivalents.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.  Liquidity and Capital Resources

Our working capital requirements relate to the acquisition and operation of our fleet. On May 4, 2011, we, through our subsidiaries other than Lemongina, entered into a loan agreement with DnB NOR Bank ASA for a maximum of $85.0 million and on May 6, 2011, we drew down $65.0 million and repaid our then outstanding debt of $38.7 million plus interest under our $40.0 million secured loan agreement we entered into with DnB NOR Bank ASA on July 7, 2010. On June 15, 2011 we completed an offering of 16,916,667 shares from which we received approximately $121.4 million of net proceeds. We used part of the proceeds from the offering to repay the $65.0 million of debt under our loan agreement with DnB NOR Bank ASA. We also used part of the proceeds from the offering together with cash on hand to acquire three vessels from Maersk having an aggregate purchase price of $70.5 million. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. We intend to finance our future growth with future debt and equity offerings as deemed appropriate by our management and board of directors.

Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $9.9 million at December 31, 2010. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at December 31, 2010, cash and cash equivalents amounted to $11.1 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Used in Operating Activities

Net cash used in operating activities in the period from inception to December 31, 2010 amounted to $0.2 million and represents payments of operating and general and administrative expenses for starting up and running the Company.

Net Cash Used in Investing Activities

Net cash used in investing activities in the period from inception to December 31, 2010 was $93.5 million and represents the acquisition cost of our newbuilding containerships Sagitta and Centaurus including additional pre-delivery expenses.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the period from inception to December 31, 2010 was $103.8 million and consists of $85.3 million of the net proceeds received from the offering of 5,892,330 common shares in a private transaction, of which $50.0 million was invested by Diana Shipping; $20.0 million of loan proceeds we received from our facility with DnB NOR Bank ASA of which $0.3 million were repaid according to the related repayment schedule; $0.8 million of cash restricted by our loan facility; and $0.4 million of finance costs we paid relating to the loan facility.

Credit Facility

On July 7, 2010, we entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million to partially finance the acquisition of the two vessels in our initial fleet. The loan was available in two advances for each vessel with each advance not exceeding the lower of $10.0 million and 25% of the market value of the relevant ship and was available until July 31, 2011. Each advance was repayable in 24 quarterly installments of $165,000 plus one final balloon installment of $6.04 million to be paid together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum plus any mandatory additional cost of funds. We also paid commitment fees of 0.96% per annum on the undrawn portion of the loan until February 4, 2011. The loan was secured by, among other things, a first preferred mortgage over each of the two vessels and first priority assignments over interest bearing accounts with DnB NOR Bank ASA for each vessel. As at December 31, 2010, we had $19.7 million of debt outstanding. During 2010, the weighted average interest rate of the loan was 2.82%.

On May 4, 2011, through certain wholly-owned subsidiaries, we entered into a loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the three Panamax container vessels that we acquired in June 2011 and for general working capital. The loan would be made available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels Sagitta and Centaurus and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the three Panamax container vessels mentioned above and $20.0 million. Trance 1 was drawn in a single drawdown and trance 2 would be available for drawing in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of $1.1 million each, plus a balloon installment of $37.6 million to be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. We paid $382,500 of arrangement fees on signing the agreement and on May 6, 2011 we drew down $65.0 million with which we repaid the then-outstanding balance of indebtedness under our secured term loan facility entered into on July 7, 2010 (amounting to $38.7 million plus interest). On June 20, 2011 we also repaid the outstanding balance of $65.0 million and we terminated the agreement, therefore as of the date of this annual report we have no debt outstanding.

The loan was secured with a first priority mortgage on each of the vessels, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months, and an unconditional, irrevocable guarantee from Diana Containerships. The lender also required the market values of the mortgaged ships to cover 125% of the aggregate outstanding balance of the loan. The loan included restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70%, minimum liquidity of 4% of the funded debt.

As at December 31, 2010 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships. We acquired two newbuilding containerships, the Sagitta and the Centaurus, for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We financed approximately $40.0 million of the aggregate purchase price for the two vessels with our secured loan agreement, which we entered into with DnB NOR Bank ASA on July 7, 2010, and the remaining amount with the net proceeds of the private offering.

We also acquired three containerships, Maersk Merlion, Maersk Malacca and Maersk Madrid for the purchase price of $24.0 million for the first two and $22.5 million for the third. On April 18, 2011 we paid an aggregate amount of $7.1 million representing a 10% advance for these vessels with cash on hands. The balance of the purchase price amounting to an aggregate amount of $63.5 million was paid on the vessels' respective deliveries in June 2011, with part of the proceeds from the offering in June 2011 and cash on hand.

We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we fund with cash on hand.

C.  Research and Development, Patents and Licenses

From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel's cost upon such vessel's acquisition or expensed, if the vessel is not acquired.

D.  Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

With some exceptions, time charter rates for all containership sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand. With the recovery in demand in 2010 and 2011 year-to-date charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain poor.  As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

E.  Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2010 as adjusted to reflect (i) the memoranda of agreement for the acquisition of the three Panamax container vessels Maersk Madrid, Maersk Merlion and Maersk Malacca contracted in April 2011, (ii) the increase in the fees paid under the broker services agreement with Diana Enterprises after our public offering in June 2011 and (iii) the refinancing of our loan agreement with DnB NOR Bank ASA dated July 7, 2010 for up to $40.0 million with the loan agreement dated May 4, 2011 for an amount of up to $85.0 million:
	Payments due by period (in thousands of US dollars)
Obligations	1 year	2-3 years	4-5 years	More than 5 years	Total Amount

Administrative Services Agreement(1)	$1,182	$2,600	$1,842	$-	$5,624
Memoranda of Agreement (2)	70,500	-	-	-	70,500
Long Term Debt (3)	1,362	2,806	2,806	12,696	19,670

Total	$73,044	$5,406	$4,648	$12,696	$95,794

(1)
On June 1, 2010, we terminated our existing Consultancy Agreements with companies controlled by our executive officers and the services that were previously provided to us by the consultants are provided by DSS under the Administrative Services Agreement. Under the Administrative Services Agreement, we pay DSS a monthly fee of $10,000 for administrative services.  DSS has appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing services to the Company pursuant to the Broker Services Agreement, dated June 1, 2010 for an annual fee of $1.04 million which upon the completion of our public offering in June 2011 increased to $1.3 million per annum. We reimburse this cost to DSS pursuant to the Administrative Services Agreement.

(2)
On April 13, 2011, we through our newly-established subsidiaries Ebon Shipping Company Inc., Mili Shipping Company Inc. and Ralik Shipping Company Inc. entered into three Memoranda of Agreement for the purchase of three Panamax container vessels, the MV Maersk Merlion, the MV Maersk Malacca and the MV Maersk Madrid, respectively. The purchase price for the MV Maersk Madrid was $22.5 million and the price for the MV Maersk Malacca and the MV Maersk Merlion was $24 million each. On April 18, 2011, we paid to the Sellers 10% of the vessels' price amounting to $2.4 million for each of the MV Maersk Malacca and MV Maersk Merlion and $2.25 million for the MV Maersk Madrid. The remaining consideration of $63.45 million was paid upon the respective vessel deliveries in June 2011.

(3)
On July 7, 2010, we, through our wholly owned subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40.0 million. On July 9, 2010, we drew down two advances of $10.0 million each, and in February 2011, we drew down the balance of the loan amounting to $20.0 million. On May 4, 2011 we refinanced this loan agreement to increase the amount to $85.0 million and to add as borrowers our wholly owned subsidiaries Ebon Shipping Company Inc., Mili Shipping Company Inc. and Ralik Shipping Company Inc. The loan was made available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels Sagitta and Centaurus and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the three Panamax container vessels mentioned above and $20.0 million. Tranche 1 was drawn in a single drawdown on May 6, 2011, with which we repaid the then-outstanding balance of indebtedness under the loan facility entered into on July 7, 2010 (amounting to $38.7 million plus interest). On June 20, 2011, we repaid Tranche 1, or $65.0 million, that was outstanding as of that date and terminated the loan agreement. The table does not include interest we paid under this loan facility, which was based on LIBOR plus a margin and any mandatory loan cost.

The table above does not include any amounts relating to the Administrative Services Agreement and the vessel management agreements which we have entered into with DSS, discussed under section "Business," on the basis that such agreements are for a non-specific term and may be terminated by either party at no cost with three months' notice.

G.  Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.        Directors, Senior Management and Employees

A.  Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term.  Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	70	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	55	Class II Director and President
Ioannis Zafirakis	39	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	40	Chief Financial Officer and Treasurer
Konstantinos Fotiadis	59	Class III Director (until February 8, 2011)
Giannakis (John) Evangelou	66	Class III Director (since February 8, 2011)
Antonios Karavias	69	Class I Director
Nikolaos Petmezas	62	Class III Director
Reidar Brekke	50	Class II Director

The term of the Class I directors expires in 2011, the term of the Class II directors expires in 2012 and the term of the Class III directors expires in 2013.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 40 years' experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 31 years of experience in shipping, including in ship finance and insurance. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as our Director, Chief Operating Officer and Secretary since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping since February 14, 2008, as the Vice President and Secretary of that company since February 21, 2005 and as a director of that company since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on the behalf of Diana Shipping the services he now performs as Executive Vice President of that company. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010 and has served in these positions with Diana Shipping since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President International Business Development and Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

Konstantinos Fotiadis served as an independent Director and as the Chairman of the Audit Committee since the completion of the private offering and until February 8, 2011. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Giannakis (John) Evangelou has served as an independent Director and as the Chairman of our Audit Committee since February 8, 2011. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr. Evangelou held the position of Quality and Risk Management leader for Transaction Advisory Services responsible for a sub-area comprising 18 countries spanning from Poland and the Baltic in the North to Cyprus and Malta in the South. From 1986 through 1997, Mr. Evangelou held the position of Group Finance director at Manley Hopkins Group, a Marine Services Group of Companies. From 1991 through 1997, Mr. Evangelou served as Chief Accounting Officer for Global Ocean Carriers, a shipping company that was listed on a U.S. stock exchange during that time. From 1996 to 1998, Mr. Evangelou was an independent consultant and a member of the team that prepared Royal Olympic Cruises for its listing on Nasdaq. From 1974 through 1986, Mr. Evangelou was a partner of Moore Stephens P.C. Additionally, Mr. Evangelou is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Accountants — Auditors of Greece.

Antonios Karavias has served as an independent Director and as the Chairman of our Compensation Committee and member of our Audit Committee since the completion of the private offering. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor's degree in Economics from Mississippi State University and a master's degree in Economics from Pace University.

Nikolaos Petmezas has served as an independent Director and as a member of our Compensation Committee since the completion of the private offering. Mr. Petmezas has served since 2001 as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995 Mr. Petmezas has served as well as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding sales positions at Austin & Pickersgill Ltd. and British Shipbuilders Corporation until 1983. Mr. Petmezas has been an Advisor at Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been an advisor and deal-maker in the international energy and transportation sector for the last 15 years. He founded Energy Capital Services Inc., or ECS, Inc., in March 2008 which provides strategic and financial advisory services to international shipping and energy related companies. In addition, he served as President of ECS Inc., a shipping and energy industry consulting and advisory services company, from March 2008 to December 2009. Previously, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to January 2008. Prior to 2003, Mr. Brekke was Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marin Advisors, including Fund Manager of American Shipping Fund I LLC, and Chief Financial Officer of its broker-dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs — Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of three privately-held companies involved in container logistics, container leasing and drybulk shipping.

B.  Compensation

Until June 1, 2010, our executives were compensated pursuant to consultancy agreements. The aggregate compensation to members of our senior management for 2010, pursuant to the consultancy agreements, was $0.4 million. Since June 1, 2010, the members of our senior management are compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. The fee payable by our Manager to Diana Enterprises (for which we reimburse our Manager) is $1.04 million per annum and such amount increased to $1.3 million following the completion the public offering in June 2011. Until the second anniversary of the completion of the private offering, any increase in these amounts is subject to the approval of the independent members of our Board of Directors. Diana Enterprises is a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios. In 2010, fees payable to Diana Enterprises for brokerage services amounted to $0.6 million.

In 2010, our executives officers also received 213,331 shares of restricted stock awards with a grant date fair value of $3.2 million, 25% of which vested in 2010; 53,335 vested in May 2011 and the remaining will vest ratably over the remaining two years. In 2010, compensation cost relating to the aggregate amount of restricted stock awards amounted to $1.3 million. In June 2011, on the completion of our public offering, our executive officers also received 53,333 shares of restricted stock awards, 25% of which vested on the grant date and the remainder of which will vest ratably over three years from the grant date.

For 2010, fees to non-executive directors amounted to $0.2 million.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors.

C.  Board Practices

Actions by the Board of Directors of Diana Containerships

Our amended and restated bylaws provide that vessel acquisitions and disposals from or to a related party and long term time charter employment with any charterer that is a related party will require the unanimous approval of the independent members of our board of directors and that all other material related party transactions shall be subject to the approval of a majority of the independent members of the board of directors.

Committees of the Board of Directors

We have established an Audit Committee, comprised of two independent members of our board of directors, who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our external auditors. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. Konstantinos Fotiadis served as Chairman of the Audit Committee until February 8, 2011 and since that date Mr. John Evangelou serves in this position. We believe that they both qualify as "audit committee financial experts," as such term is defined under Securities and Exchange Commission rules. Mr. Antonios Karavias serves as a member of our Audit Committee.

In addition, we have established a Compensation Committee, comprised of two independent directors, which is responsible for recommending to the board of directors our senior executive officers' compensation and benefits. Mr. Antonios Karavias serves as the Chairman of the Compensation Committee and Mr. Nikolaos Petmezas serves as a member of our Compensation Committee.

We have also established an Executive Committee comprised of three directors, Mr. Symeon Palios, Mr. Anastasios Margaronis and Mr. Ioannis Zafirakis. The Executive Committee is responsible for the overall management of our business.

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D.  Crewing and Employees

We currently have no employees. DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement is responsible for providing services to us and through the Vessel Management Agreements is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. DSS has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. DSS is also responsible for ensuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreement to allow unrestricted worldwide trading of the vessels.

E.  Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see Item 7, "Major Stockholders and Related Party Transactions."

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates will be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved for issuance a total of 392,198 common shares under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.

Following the completion of the offering in June 2011, we issued 53,333 restricted common shares to our executive officers under the plan, 25% of which vested upon the grant of such shares, and the remainder will vest ratably over three years from the date of grant. We have issued a total of 266,664 restricted shares under the plan to our executive officers, of which 120,002 shares have vested.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the fair market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator in accordance with the terms of the plan. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend the plan and may amend outstanding awards, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted. The plan administrator may cancel any award and amend any outstanding award agreement except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.

Item 7.        Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares and of our officers and directors as a group as of the date of this report. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the Securities and Exchange Commission's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of the date of this report, we have 23,076,161 common shares issued and outstanding, and the percentage of beneficial ownership below is based on this figure.

	Shares Beneficially Owned
Identity of person or group	Number		Percentage
Diana Shipping Inc.	3,333,485		14.4%
Symeon Palios	1,875,054	(1)(2)	8.1%
Anastasios Margaronis	193,639	(1)(3)	*
Ioannis Zafirakis	150,612	(1)(4)	*
Andreas Michalopoulos	152,219	(1)(5)	*
All directors and officers, as a group	2,371,524		10.3%

(1)
Of the total number of these shares, 266,664 were granted pursuant to the Company's 2010 Equity Incentive Plan, of which an aggregate of 120,002 shares have vested and the remaining shares vest over a three year period from the grant date.

(2)
Of these shares, Mr. Palios may be deemed to beneficially own 95,238, 154,970, 309,941 and 1,300,000 of these common shares through Taracan Investments S.A., Corozal Compania Naviera S.A., Ironwood Trading Corp. and Limon Compania Financiera S.A., respectively, companies of which he is the controlling person.

(3)	Mr. Margaronis may be deemed to beneficially own 82,706 of these common shares through Weever S.A., a company of which he is the controlling person.

(4)	Mr. Zafirakis may be deemed to beneficially own 43,607 of these common shares through D&G S.A., a company of which he is the controlling person.

(5)	Mr. Michalopoulos may be deemed to beneficially own 45,113 of these common shares through Love Boat S.A., a company of which he is the controlling person.

*	Less than 1%.

B.  Related Party Transactions

Diana Shipping Services S.A.

We have entered into an Administrative Services Agreement with DSS, relating to the provision of administrative services to us (please see Item 4.B. "Administrative Services Agreement"). In 2010, fees for administrative services amounted to $88,000.

We, through our wholly owned subsidiaries, have also entered into Vessel Management Agreements with DSS, relating to the provision of management services for our vessels (please see Item 4.B. "Vessel Management Agreements"). In 2010, fees for management services amounted to $203,000 and commissions on charter hire amounted to $57,347.

Diana Enterprises Inc.

We have entered into a Broker Services Agreement with Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, (please see Item 4.B. "Broker Services Agreement"). In 2010, fees for broker services amounted to $606,667.

Diana Shipping Inc.

We and Diana Shipping have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements we enter into with DSS, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

We have entered into a registration rights agreement, dated April 6, 2010, with FBR Capital Markets & Co. and Diana Shipping Inc.  The registration rights agreement covers the shares sold in the private offering, including shares purchased by Diana Shipping Inc., plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise.

On October 19, 2010, we commenced a registered exchange offer for 2,558,997 common shares pursuant to the registration rights agreement, which was completed on November 18, 2010. In addition, in January 2011, Diana Shipping distributed 2,667,015 of our common shares it owned to its shareholders.

On June 9, 2011, we entered into a share purchase agreement with Diana Shipping pursuant to which Diana Shipping purchased 2,666,667 of our common shares at a price of $7.50 per share.

On June 15, 2011, in connection with Diana Shipping's purchase of 2,666,667 shares in a private placement in June 2011, we entered into a registration rights agreement with Diana Shipping covering the common shares purchased by Diana Shipping in the private placement. Pursuant to the terms of this registration rights agreement, Diana Shipping shall have the same rights, and shall be subject to the same terms and conditions, as Diana Shipping has with respect to its shares of common stock held prior to the June 2011 private placement under the April 2010 registration rights agreement.

C.  Interests Of Experts And Counsel

Not applicable.

Item 8.        Financial information

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal proceedings

We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

We expect to declare our first quarterly dividend in August 2011. Because the closing of the acquisitions of the three secondhand vessels was completed in June 2011, investors should not annualize our first dividend as a means of determining the yield or annual dividend payment. We expect that the dividend payable in November will reflect a full quarter's operations of our entire fleet, as well as a partial contribution from any other vessels delivered during that quarter.

We have not declared or paid any cash dividends on our common shares in the past and there can be no assurance that dividends will be paid in the future. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, or whiles a company is insolvent or would be rendered insolvent by the payment of such a dividend.

 In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled "Risk Factors."

In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

B.  Significant Changes

See Item 18 – Financial Statements: Note 14 – Subsequent Events.

Item 9.        The Offer and Listing

Our common shares have traded on the Nasdaq Global Market under the symbol "DCIX" since January 19, 2011. From January 3, 2011 through January 19, 2011, our shares traded on a "when-issued" basis on Nasdaq Global Market. Prior to that time, our shares were privately-held and were not publicly traded. The table below sets forth the high and low closing prices for each of the periods indicated for the common shares.

The high and low closing prices for our common shares for the periods set forth below were as follows:

For the period from January 19, 2011 to	Low	High

Thursday, March 31, 2011	$11.74	$12.99

The high and low closing prices for our common shares, by month, since the shares began trading were as follows:

For the month ended:	Low	High

January 19, 2011 to January 31, 2011	$12.50	$12.99
February 2011	12.02	12.65
March 2011	11.74	12.65
April 2011	12.49	13.15
May 2011	10.27	12.95
June 1 through June 24, 2011	6.60	9.55

Item 10.      Additional Information

A.  Share Capital

Not Applicable.

B.  Memorandum and articles of association

Our current amended and restated articles of incorporation have been filed as exhibit 3.1 to our Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974. The information contained in this exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974 and is incorporated by reference herein, provided that since the date of that Registration Statement, the number of shares of our common stock issued and outstanding has increased to 23,076,161.  We have also filed with the Securities and Exchange Commission our stockholders rights agreement as exhibit 4.3 to the Registration Statement on Form F-4. The information contained in this exhibit is incorporated by reference herein.

C.  Material Contracts

The following are the contracts we consider to be both material and not entered into in the ordinary course of business, for the two years immediately preceding the date of this annual report.  Each of these contracts is attached as an exhibit to this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is as party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Symeon Palios, and Item 6.E for a discussion of our 2010 Equity Incentive Plan.

a)	Registration Rights Agreement dated April 6, 2010

b)	Stockholders Rights Agreement dated August 2, 2010

c)	2010 Equity Incentive Plan

d)	Administrative Services Agreement

e)	Broker Services Agreement

f)	Form Of Vessel Management Agreement

g)	Non-Competition Agreement With Diana Shipping Inc.

h)	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA

i)
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc.

j)	Memorandum of Agreement for m/v Maersk Madrid

k)	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid

l)	Memorandum of Agreement for m/v Maersk Malacca

m)	Memorandum of Agreement for m/v Maersk Merlion

n)	Registration Rights Agreement dated June 15, 2011

o)	Share Purchase Agreement dated June 9, 2011

D.  Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.  Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company's activities to the Company and its shareholders of the common stock. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Company's U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S Holders, each as defined below, of the common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

The following discussion addresses the U.S. federal income taxation of our operating income if we are engaged in the international operation of vessels.

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

●	we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States ("U.S. corporations"); and

either:

●	more than 50% of the value of our common stock is owned, directly or indirectly, by “qualified shareholders,” as described in more detail below, which we refer to as the “50% Ownership Test,” or

●
our common stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to U.S. corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grant an "equivalent exemption" to U.S. corporations. We anticipate that any of our shipowning subsidiaries will be incorporated in a jurisdiction that provides an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

A foreign corporation will satisfy the 50% Ownership Test, if, on more than half the days in the foreign corporation's taxable year, more than 50% of the value of the foreign corporation's stock is beneficially owned by one or more individuals who are residents of a "qualified foreign country."  For purposes of the 50% Ownership Test, a foreign corporation which satisfies the Publicly-Traded Test (as discussed below) will be treated as an individual resident of its country of incorporation.  For more than half the days of our 2010 taxable year, more than 50% of the value of our outstanding common shares was owned by Diana Shipping.  Diana Shipping takes the position that it satisfies the Publicly-Traded Test.  Assuming this is the case, Diana Shipping is treated as an individual resident of the Marshall Islands, its country of organization, for purposes of the 50% Ownership Test.  Since the Marshall Islands provides an equivalent exemption to U.S. corporations, we intend to take the position that Diana Shipping is a "qualified shareholder" for purposes of the 50% Ownership Test.  Therefore, for our 2010 Taxable Year, we intend to take the position that we satisfied the 50% Ownership Test.

With respect to taxable years beginning after 2010, we intend to rely on the Publicly-Traded Test to claim exemption under Section 883.  Our ability to satisfy the Publicly-Traded Test is discussed below.

Publicly-Traded Test.  The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding shares, are "primarily traded" on the Nasdaq Global Market.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since our common shares are listed on the Nasdaq Global Market, we expect to satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We anticipate that we will be able to satisfy the Publicly-Traded Test for taxable years beginning after 2010 and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. In such case, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there can be no assurance that we would be able to satisfy them.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

We do not anticipate that we will have any vessel operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company ("PFIC") rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through taxable years beginning on or before December 31, 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock through 2012 will be eligible for these preferential rates in the hands of a U.S. Individual Holder, although, as described above, they are highly likely to be so eligible. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. A U.S. Holder's tax basis in the common stock generally will equal the U.S. Holder's acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common stock, either:

●
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly owned subsidiaries as services income, rather than rental income. Correspondingly, in the opinion of Seward & Kissel LLP, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service, or IRS, or a court could disagree with the opinion of Seward & Kissel LLP. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or a "mark-to-market" election. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury regulations.

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC Annual Information Statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a "Mark-to-Market" Election.

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which it holds our common stock and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders’ aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States (unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption).

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

F.  Dividends and paying agents

Not Applicable.

G.  Statement by experts

Not Applicable.

H.  Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.  Subsidiary information

Not Applicable.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

At December 31, 2010 we had $19.7 million of principal outstanding under our loan agreement with DnB NOR Bank ASA, which we entered into on July 7, 2010, in connection with the acquisition of the two vessels in our fleet and is subject to interest rate fluctuations. Total interest incurred under our loan facility in the period from January 7, 2010 (inception date) to December 31, 2010 amounted to $0.3 million. The weighted average interest rate was 2.82% and the respective interest rates ranged from 2.69% to 2.93% including margins. An average increase of 1% in 2010 interest rates would have resulted in interest expenses of $0.4 million, instead of $0.3 million, an increase of 33%.

Currently, we have no debt outstanding. We may incur debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. In addition, the purchase price of the two newbuilding containerships Sagitta and Centaurus was in Euros. In this respect, in June and July 2010 we entered into transactions to convert U.S. dollars to Euro. The result of these transactions was a gain from exchange differences of approximately $1.1 million, which is separately reflected in our 2010 consolidated statement of operations.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

While we have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.      Controls and Procedures

a)  Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b)  Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

The annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting, pursuant to the exemption found in Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

d)  Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A.   Audit Committee Financial Expert

Mr. Konstantinos Fotiadis served as the Chairman of the Audit Committee until February 8, 2011 when he resigned for personal reasons. Effective upon Mr. Fotiadis' resignation, the Company appointed Mr. John Evangelou to serve in this position. Our board of directors has determined that both Mr. Fotiadis and Mr. Evangelou qualify as "audit committee financial experts," as defined in Form 20-F and are "independent" according to Rule 10A-3 of the Exchange Act.

Item 16B.   Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website:  http://www.dcontainerships.com, under "Corporate Profile."  Copies of our Code of Ethics are available in print upon request to Diana Containerships Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.   Principal Accountant Fees and Services

a)  Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2010 amounted to Euro 282,000 or $379,142 and relate to audit services provided in connection with the audit and SAS 100 interim reviews of our consolidated financial statements, as well as audit services performed in connection with the Company's private offering and registration statement.

b)  Audit-Related Fees

None.

c)  Tax Fees

None.

d)  All Other Fees

None.

e)  Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

f)  Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2010, we issued in a private offering an aggregate of 3,333,333 common shares to Diana Shipping, which amounted to approximately 57% of our outstanding common shares, in exchange for $50.0 million.  In addition, in June 2011, we entered into a share purchase agreement with Diana Shipping pursuant to which Diana Shipping purchased 2,666,667 of our common shares at a price of $7.50 per share.

Purchases of Equity Securities by Diana Shipping for the year ended December 31, 2010
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in US $ that may Yet Be Expected on Share Repurchases Under Programs
April 2010	3,333,333	$15.00	0	N/A
Total	3,333,333	$15.00	0	N/A

Item 16F.   Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

●	As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of two members;

●
As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the nominations process. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process;

●	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present;

●
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances;

●
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

PART III

Item 17.     Financial Statements

    See Item 18.

Item 18.     Financial Statements

    The financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.     Exhibits

(a)  Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	2010 Equity Incentive Plan (7)
4.4	Administrative Services Agreement (8)
4.5	Broker Services Agreement (9)
4.6	Form Of Vessel Management Agreement (10)
4.7	Non-Competition Agreement With Diana Shipping Inc. (11)
4.8	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA (12)
4.9
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc. (13)

4.10	Memorandum of Agreement for m/v Maersk Madrid (14)
4.11	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (15)
4.12	Memorandum of Agreement for m/v Maersk Malacca (16)
4.13	Memorandum of Agreement for m/v Maersk Merlion (17)
4.14	Registration Rights Agreement dated June 15, 2011
4.15	Share Purchase Agreement dated June 9, 2011
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as Exhibit 2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2)	Filed as Exhibit 3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(3)	Filed as Exhibit 4.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(4)	Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(5)	Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(6)	Filed as Exhibit 4.3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(7)	Filed as Exhibit 10.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(8)	Filed as Exhibit 10.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(9)	Filed as Exhibit 10.3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(10)	Filed as Exhibit 10.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(11)	Filed as Exhibit 10.5 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12)	Filed as Exhibit 10.6 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13)	Filed as Exhibit 10.7 to the Company's Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(14)	Filed as Exhibit 10.8 to the Company's Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(15)	Filed as Exhibit 10.9 to the Company's Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(16)	Filed as Exhibit 10.10 to the Company's Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(17)	Filed as Exhibit 10.11 to the Company's Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Dated:  June 28, 2011

DIANA CONTAINERSHIPS INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheet of Diana Containerships Inc. as of December 31, 2010, and the related consolidated statement of operations, stockholders' equity, and cash flows for the period from January 7, 2010 (date of inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2010 and the consolidated results of its operations and its cash flows for the period from January 7, 2010 to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas)
Certified Auditors Accountants S.A.

Athens, Greece

May 9, 2011, except for Notes 14 (b), (d) and (e) as to which the date is June 28, 2011

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheet as at December 31, 2010
(Expressed in U.S. Dollars, except for share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,098,284
Accounts receivable, trade	37,429
Due from related party (Note 3)	397,853
Inventories	623,643
Prepaid expenses	218,805

Total current assets	12,376,014

FIXED ASSETS:
Vessels (Note 4)	93,531,186
Accumulated depreciation (Note 4)	(1,453,877)
Vessels' Net book value	92,077,309

Total fixed assets	92,077,309

Deferred financing costs	109,046
Restricted cash (Note 5)	786,800

Total assets	$105,349,169

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$1,361,538
Accounts payable, trade and other	436,251
Accrued liabilities	585,456
Other current liabilities	45,431
Total current liabilities	2,428,676

Long-term debt, net of current portion (Note 5)	18,128,095
Other non-current liabilities	181,684

Commitments and contingencies (Note 6)	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 6,106,161 issued and outstanding (Note 8)	61,062
Additional paid-in capital (Note 8)	86,551,013
Accumulated deficit	(2,001,361)
Total stockholders' equity	84,610,714

Total liabilities and stockholders' equity	$105,349,169

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statement of Operations for the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars – except for share data)

REVENUES:
Time charter revenues	$5,734,716

EXPENSES:

Voyage expenses (Note 9)	266,967
Vessel operating expenses (Note 9)	2,884,610
Depreciation (Note 4)	1,453,877
Management fees (Note 3)	203,000
General and administrative expenses (Notes 3 and 7)	3,523,986
Foreign currency gains	(1,043,563)

Operating loss	$(1,554,161)
OTHER INCOME/(LOSS)

Interest and finance costs (Note 10)	$(511,291)
Interest income	64,091

Other loss	(447,200)

Net loss	$(2,001,361)

Loss per common share, basic and diluted (Note 11)	$(0.45)

Weighted average number of common shares, basic and diluted	4,449,431

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statement of Stockholders' Equity for the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars – except for share data)

		Common Stock		Additional
	Comprehensive	# of	Par	Paid-in	Accumulated
	Loss	Shares	Value	Capital	Deficit	Total

- Net loss	$(2,001,361)	-	$-	$-	$(2,001,361)	$(2,001,361)
- Issuance of common stock at $1.0 per share		500	5	495	-	500
- Issuance of common stock at $15.0 per share, net of issuance costs		5,892,330	58,924	85,221,972	-	85,280,896
- Issuance of restricted common stock, at $15.0 per share		213,331	2,133	1,328,546	-	1,330,679
Comprehensive Loss	$(2,001,361)

BALANCE, December 31, 2010		6,106,161	$61,062	$86,551,013	$(2,001,361)	$84,610,714

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statement of Cash Flows for the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars)

Net loss	$(2,001,361)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,453,877
Amortization of financing costs	110,587
Foreign exchange gains	(1,051,399)
Compensation cost on restricted stock awards	1,330,679
Increases in:
Accounts receivable, trade	(37,429)
Due from related party	(397,853)
Inventories	(623,643)
Prepaid Expenses	(218,805)
Increases in:
Accounts payable, trade and other	436,251
Accrued liabilities	585,456
Other current liabilities	45,431
Other non-current liabilities	181,684

Net Cash used in Operating Activities	(186,525)

Cash Flows used in Investing Activities:
Vessel acquisitions and other vessel costs	(93,531,186)
Net Cash used in Investing Activities	(93,531,186)

Cash Flows provided by Financing Activities:
Proceeds from long term debt	20,000,000
Issuance of common stock, net of issuance costs	85,281,396
Payments of financing costs	(400,000)
Changes in restricted cash	(786,800)
Payments of long term debt	(330,000)
Net Cash provided by Financing Activities	103,764,596

Effects of exchange rates on cash	1,051,399

Net increase in cash and cash equivalents	11,098,284

Cash and cash equivalents at end of period	$11,098,284

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments	$154,633

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

1.             General Information

The accompanying consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. In April 2010, the Company's articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company's authorized share capital increased from 500 common shares to 500.0 million of common shares at par value $0.01 and 25.0 million of preferred shares at par value $0.01. On April 6, 2010, the Company completed a private offering under rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85,280,896. A controlling ownership interest of 54.6% over DCI's common stock was acquired by Diana Shipping Inc. ("DSI") in this private offering.

On October 15, 2010, DCI filed a registration statement on Form F-4 with the US Securities and Exchange Commission, to register an aggregate of 2,558,997 common shares sold previously in the private offering. On October 19, 2010 the registration statement was declared effective. On January 19, 2011, and following DSI's decision to effect for a partial spin-off of 80% of its interest in DCI through a distribution to DSI's shareholders, DCI began "regular way" trading on the Nasdaq Global Market.

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010 (Note 4).

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010 (Note 4).

(c)	Lemongina Inc. ("Lemongina"), a newly established wholly owned subsidiary of the Company. As at December 31, 2010, Lemongina did not have any operations.

During the period ended December 31, 2010, two charterers have accounted for more than 10% of the Company's revenues as follows:

Charterer	December 31, 2010
A	51%
B	41%

2.             Significant Accounting Policies

(a)
Preparation of financial statements: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)
Other Comprehensive Income: The Company follows the provisions of Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income/(loss) and, accordingly for the period ended December 31, 2010, comprehensive loss equals net loss.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of operations.

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash includes minimum cash deposits required to be maintained under the Company's borrowing arrangement.

(g)
Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2010.

(h)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by its previous charterers and has not yet been delivered to new charterers, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)
Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

(j)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value, which is assessed at $200 per light-weight ton. A decrease in the useful life of a containership or in its residual scrap value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations.

Containership market conditions, charter rates and vessel values at the balance sheet date did not provide for any impairment indications for the Company's vessels. Furthermore the Company did not identify any other facts or circumstances that would require the write down of vessel values at December 31, 2010.

(l)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria to recognise as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of the liability associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as the Company's revenues are earned.

(m)
Loss per Common Share: Basic losses per common share are computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

(n)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(o)
Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

(p)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statement of operations.

(q)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(r)
Variable Interest Entities: ASC 850-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2010, no such interests existed.

(s)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

3.	Transactions with Related Party

Diana Shipping Services S.A. ("DSS" or the "Manager"): DSS, a wholly owned subsidiary of Diana Shipping Inc. (or "DSI"), a Company's major shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10,000; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios (Note 7), for annual fees of $1,040,000 (to increase to $1,300,000 following the completion of an initial public offering); (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company pays a commission of 1% of the gross charterhire and freight earned by each vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

For the period from January 7, 2010 (date of inception) through December 31, 2010, management fees under the Vessel Management Agreements amounted to $203,000 and are included in Management fees in the accompanying consolidated statement of operations. In the same period, commissions charged by DSS amounted to $57,347 and are included in Voyage expenses in the accompanying consolidated statement of operations (Note 9).

For the period from January 7, 2010 (date of inception) through December 31, 2010, administrative expenses and brokerage services amounted to $88,000 and $606,667, respectively, and are included in General and administrative expenses in the accompanying consolidated statement of operations. As at December 31, 2010, an amount of $397,853 was due from DSS, representing Company's payments in excess of DSS charges, and is included in Due from related party in the accompanying consolidated balance sheet.

4.           Vessels

On June 8, 2010, the Company, through its wholly owned subsidiaries Likiep and Orangina, entered into memoranda of agreement with a third party company, to acquire Hulls 558 and 559, respectively, named "Sagitta" and "Centaurus", respectively, for the purchase price of Euro 37.3 million, each. On June 11, 2010, the Company paid Euro 3.73 million, or $4,528,238 (by using the exchange rate of Euro/US$ on the date of payment) for each vessel, representing an advance of 10% of the purchase prices as per the relevant agreements. The balance of the acquisition costs of Euro 33,570,000, or $41,123,075 (by using the exchange rate of Euro/US$ on the date of payment) for Sagitta was paid on June 29, 2010, and the balance of the acquisition costs of Euro 33,570,000, or $42,697,430 (by using the exchange rate of Euro/US$ on the date of payment) for Centaurus was paid on July 9, 2010, on the vessels' respective deliveries. Additional costs included in the cost of vessels amounted to $321,478 for Sagitta and $332,727 for Centaurus and relate to vessels' permanent equipment, delivery expenses and on-site supervision costs incurred during the construction period.

	Vessels' Cost	Accumulated Depreciation	Net Book Value

- Acquisition and other vessels' costs	$93,531,186	$-	$93,531,186
- Depreciation for the period	-	(1,453,877)	(1,453,877)
Balance, December 31, 2010	$93,531,186	$(1,453,877)	$92,077,309

Both vessels, having a total carrying value of $92,077,309 as of December 31, 2010, have been provided as collateral to secure the loan facility with DnB NOR Bank ASA discussed in Note 5.

As of December 31, 2010, both vessels were operating under time charter agreements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

5.             Long-Term Debt, Current and Non-Current

The amount of long-term debt shown in the accompanying consolidated balance sheet is analyzed as follows:

2010
DnB NOR Bank ASA	$19,670,000
Less related deferred financing costs	(180,367)
Total	$19,489,633

Current portion of long term debt	$(1,361,538)
Total	$18,128,095

On July 7, 2010, the Company, through Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus", for an amount of up to $40.0 million. An arrangement fee of $400,000 was paid on signing the facility agreement.

On July 9, 2010, the Company, through Likiep and Orangina, drew down the first two advances of $10.0 million each to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus". On December 31, 2010, an amount of $19,670,000 was outstanding under the loan facility. On February 4, 2011, the Company drew down the remainder of the available facility amounting to $20.0 million (Note 14). The loan is repayable in 24 quarterly instalments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 2.40% per annum. The Company paid commitment fees of 0.96% per annum on the undrawn portion of the loan, which for the period from January 7, 2010 (date of inception) through December 31, 2010 amounted to $96,000 (Note 10). During 2010, the weighted average interest rate of the loan was 2.82%.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee and manager's undertakings. The lender may also require additional security if the market values of the mortgaged ships do not cover 125% of the aggregate outstanding balance of the loan. The loan also includes restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70% and minimum liquidity of 4% of the funded debt (to be measured semi-annually and at the end of each calendar year), which is presented as Restricted cash in the accompanying consolidated balance sheet. Furthermore, the Company is not permitted to pay any dividends that would result in an event of default or when an event of default has occurred and is continuing.

Total interest incurred on long-term debt amounted to $273,596 and is included in Interest and finance costs in the accompanying consolidated statement of operations (Note 10).

On May 4, 2011, the existing loan was refinanced according to the terms described in Note 14. Pursuant to the new terms of the loan the maturity of the Company’s loan facility described above, as of December 31, 2010, and throughout its term is as follows:
Period			Principal Repayment
January 1, 2011	to	December 31, 2011	1,361,538
January 1, 2012	to	December 31, 2012	1,403,077
January 1, 2013	to	December 31, 2013	1,403,077
January 1, 2014	to	December 31, 2014	1,403,077
January 1, 2015	to	December 31, 2015	1,403,077
January 1, 2016	and thereafter		12,696,154
Total			19,670,000

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

6.	Commitments and Contingencies

(a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of the 2010/11 policy year, which is the first year in which the Company's vessels were entered into their P&I Association.

(b)
As of December 31, 2010, the minimum contractual charter revenues, net of related commissions, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $8.5 million for 2011 and $4.0 million for 2012.

7.             Consultancy Agreements

On March 29, 2010, the Company entered into consultancy agreements with companies controlled by its executive officers for the services to be provided by them, with an effective date of January 7, 2010. The aggregate annual consulting fee for the executive officers was $1,040,000.

On June 1, 2010, the Company terminated the above Consultancy Agreements and as of that date, such services are provided by DSS under the Administrative Services and under the Brokerage Services Agreement between DSS and Diana Enterprises Inc. (Note 3).  For the period from January 7, 2010 (date of inception) through June 1, 2010, consultancy fees amounted $418,889, and are included in General and administrative expenses in the accompanying consolidated statement of operations.

8.             Change in Capital Accounts

(a)
Private offering: On April 6, 2010, DCI sold 5,892,330 shares of common stock in a private offering pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the "Offering"), of which 3,333,333 common shares were acquired by Diana Shipping Inc., a related party and a major shareholder. The net proceeds of the private offering amounted to $85,280,896 of which $50,000,000 related to the purchase of the Company's shares by Diana Shipping Inc. Effective upon the closing of the private offering, the Company's Articles of Incorporation and By-laws were amended and restated, and its authorized share capital increased to 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b)
Incentive plan: On April 6, 2010, DCI adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance, of which 213,331 common shares of restricted stock with a grant date fair value of $3,199,965 were issued to the Company's executive officers pursuant to the Company's Incentive Plan and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The shares are subject to applicable vesting as follows: (i) 25% or 53,335 shares were vested on May 6, 2010; and (ii) the remaining shares vest ratably over three years by one-third each year.

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. During the period from January 7, 2010 (date of inception) through December 31, 2010, compensation cost on restricted stock amounted to $1,330,679, and was recognized in General and administrative expenses. At December 31, 2010, the total unrecognized cost relating to non-vested restricted share awards was $1,869,286; and is expected to be recognised over a period of  2.35 years from the balance sheet date.

(c)
Stockholders Rights Agreement. On August 2, 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

9.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statement of operations are analyzed as follows:

2010
Voyage Expenses
Bunkers	49,576
Commissions charged by third parties	160,044
Commissions charged by a related party (Note 3)	57,347
Total	266,967

Vessel Operating Expenses
Crew wages and related costs	1,251,308
Insurance	160,428
Spares and consumable stores	1,277,523
Repairs and maintenance	137,674
Tonnage taxes (Note 12)	12,744
Miscellaneous	44,933
Total	2,884,610

10.	Interest and Finance Costs

The amounts in the accompanying consolidated statement of operations are analyzed as follows:

2010
Interest expense (Note 5)	273,596
Amortization of financing costs	110,587
Commitment fees (Note 5)	96,000
Other	31,108
Total	511,291

11.	Loss per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement.  As the Company incurred losses from continuing operations in the period, the effect of the unvested restricted stock awards in both basic and diluted losses per share would be anti-dilutive.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

12.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statement of operations (Note 9).

Under Section 883 of the Internal Revenue Code of the United States (the "Code"), a corporation would be exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States ("United States corporations"); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by "qualified shareholders,", which is referred to as the "50% Ownership Test," or (ii) its common stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to U.S. corporations or in the United States, which is referred to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where DCI and each of its subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Prior to the partial spin-off, the Company believes that it satisfied the 50% Ownership Test.  After the partial spin-off, the Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

After the partial spin-off is completed, the Company believes that should be able to satisfy the Publicly-Traded Test and should not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond the control of the Company that could cause it to lose the benefit of the Section 883 exemption. For example, there is a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.

It is not anticipated that the Company will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the shipping operations and other activities of Diana Containerships, it is not anticipated that any of the U.S.-source shipping income of the Company will be "effectively connected" with the conduct of a U.S. trade or business.

Based on its U.S. source Shipping Income for the period ended December 31, 2010, the Company would be subject to U.S. federal income tax of approximately $8,000, in the absence of an exemption under Section 883.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2010
(Expressed in US Dollars – except for share data)

13.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan approximates the recorded value, due to its variable interest rate.

14.          Subsequent Events

(a)	Loan drawdown: On February 4, 2011, the Company drew down the remaining $20.0 million under the loan with DnB NOR Bank ASA mentioned in note 5.

(b)
Vessel acquisitions: On April 13, 2011, the Company, through its newly established subsidiaries Ebon Shipping Company Inc. ("Ebon"), Mili Shipping Company Inc. ("Mili") and Ralik Shipping Company Inc. ("Ralik"), entered into three Memoranda of Agreement (Ralik with Maersk Line UK Ltd., and Mili and Ebon with A.P. Moller Singapore Pte. Ltd.) for the purchase of three Panamax container vessels, the MV "Maersk Merlion", the MV "Maersk Malacca" and the MV "Maersk Madrid", respectively. The MV "Maersk Madrid" is a 1989-built vessel of 4,206 TEU capacity. The purchase price for the MV "Maersk Madrid" is $22.5 million.  The MV "Maersk Malacca" and MV "Maersk Merlion" are both 1990-built vessels of 4,714 TEU capacity each. The purchase price for the MV "Maersk Malacca" and MV "Maersk Merlion" is $24 million each.

On April 18, 2011, the Company paid an aggregate amount of $7.05 million, being 10% of the vessels' price. The balance of the purchase price for each vessel was paid on respective delivery of each vessel in June 2011. On June 14, June 17 and June 22, 2011, Ralik Ebon and Milli, took delivery of MV “Maersk Madrid”, MV “Maersk Merlion” and MV “Maersk Malacca”, respectively, and paid the balance  of the acquisition cost of $20.25 million, $21.6 million and $21.6 million, respectively (excluding pre-delivery and other costs).

Each of the three vessels is chartered to A.P. Møller-Maersk A/S for a period of minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of $21,450 less a 2.25% commission.  The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of $25,000 less a 2.25% commission starting twenty-four (24) months after delivery of the vessel to the charterer.

(c)	Management agreements: On April 13, 2011, Mili, Ralik and Ebon, entered into Vessel Management Agreements with DSS to provide them with commercial and technical services (Note 3).

(d)
Loan agreement: On May 4, 2011, the Company through its subsidiaries except Lemongina, entered into a loan agreement with DnB NOR ASA for a maximum of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010 (Note 5) and to partly finance the cost of the vessels mentioned in note (b) above and for general working capital purposes. The loan was terminated on June 20, 2011 (Note 14(e)). The loan was available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels “Sagitta” and “Centaurus” and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the vessels mentioned in note (b) above and $20.0 million. Tranche 1 was available for drawing in a single drawdown and tranche 2 in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of $1.1 million each, plus a balloon installment of $37.6 million to be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. The Company had paid $382,500 of arrangement fees on signing of the agreement and on May 6, 2011, the Company drew down Tranche 1 of $65.0 million, with which it repaid the then-outstanding balance of indebtedness under its secured term loan facility entered into on July 7, 2010 (amounting to $38.7 million plus interest).

The loan was secured with a first priority mortgage on each of the vessels, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months, and an unconditional, irrevocable guarantee from Diana Containerships. The lender also required the market values of the mortgaged ships to cover 125% of the aggregate outstanding balance of the loan. The loan also included restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70% and minimum liquidity of 4% of the funded debt. On June 20, 2011, the Company repaid in full the outstanding balance under the loan, amounting to $65.0 million and the loan agreement was terminated.

(e)
Follow-on offering and use of proceeds: On June 15, 2011, the Company completed a public offering in the United States under the United States Securities Act at 1933, as amended, of 14,250,000 common shares at the price of $7.5 per share, including 1,625,000 shares purchased by management and certain members of their family. Concurrently with the public offering, the Company sold 2,666,667 common shares to DSI in a private placement at the price of $7.5 per share. The net proceeds from the public offering and the private placement amounted to approximately $121.4 million (including underwriting discounts and commissions and offering expenses payable by the Company). On June 20, 2011, the Company using the proceeds from the public offering and the concurrent private placement repaid in full the then outstanding balance of its loan agreement with DnB NOR ASA dated May 4, 2011 of $65 million and part of the acquisition cost of the MV “Maersk Madrid”, the MV “Maersk Merlion” and the MV “Maersk Malacca” delivered in June 2011 (Note 14(b)).