Form 20-F
period 2011-12-31
Diana Containerships Inc.
filed 2012-02-23
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 ☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

 ☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to____________

OR

 ☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2011, there were 23,076,161 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes            ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes            ☒ No
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
               ☒ Yes            ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
                ☐  Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.                    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ Yes            ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes           ☐ No

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the Company’s operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.     Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.  Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the year ended December 31, 2011 and as of December 31, 2010 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP". The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the year ended December 31,	For the period from January 7, 2010 (inception date) to December 31,
	2011	2010
	(in U.S. dollars, except for share data)
Income Statement Data:
Time charter revenues	$26,992,271	$5,734,716
Voyage expenses	731,013	266,967
Vessel operating expenses	11,134,000	2,884,610
Depreciation	5,937,591	1,453,877
Management fees	650,000	203,000
General and administrative expenses	3,441,716	3,523,986
Foreign currency losses / (gains)	17,646	(1,043,563)

Operating income / (loss)	5,080,305	(1,554,161)
Interest and finance costs	(1,604,159)	(511,291)
Interest income	153,892	64,091

Net income / (loss)	$3,630,038	$(2,001,361)

Earnings / (loss) per common share, basic and diluted	$0.23	$(0.45)

Dividends declared and paid, per share	$0.18	$-

Weighted average number of common shares, basic	15,536,028	4,449,431

Weighted average number of common shares, diluted	15,543,916	4,449,431

	As of and for the year ended December 31,	As of and for the period from January 7, 2010 (inception date) to December 31,
	2011	2010
	(in U.S. dollars, except for fleet data)

Balance Sheet Data:
Cash and cash equivalents	$41,353,829	$11,098,284
Total current assets	43,559,249	12,376,014
Vessels' net book value	158,826,747	92,077,309
Total assets	210,011,624	105,349,169
Total current liabilities	3,115,013	2,428,676
Long-term debt (including current portion)	-	19,489,633
Deferred revenue, non-current	364,253	181,684
Total stockholders' equity	206,532,358	84,610,714

Cash Flow Data:
Net cash provided by / (used in) operating activities	$12,503,986	$(186,525)
Net cash used in investing activities	(79,321,268)	(93,531,186)
Net cash provided by financing activities	97,072,827	103,764,596

Fleet Data:
Average number of vessels (1)	3.6	1.0
Number of vessels at end of period	5.0	2.0
Weighted average age of fleet at end of period (in years)	15.0	0.6
Ownership days (2)	1,320	361
Available days (3)	1,320	361
Operating days (4)	1,311	352
Fleet utilization (5)	99.3%	97.5%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$19,895	$15,146
Daily vessel operating expenses (7)	8,435	7,991

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

(5)
vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)
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

(7)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	For the year ended December 31,	For the period from January 7, 2010 (inception date) to December 31,
	2011	2010
	(in U.S. dollars, except for available days)
Time charter revenues	$26,992,271	$5,734,716
Less: voyage expenses	(731,013)	(266,967)

Time charter equivalent revenues	$26,261,258	$5,467,749

Available days	1,320	361
Time charter equivalent (TCE) rate	$19,895	$15,146

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

Industry Specific Risk Factors

The containership sector is cyclical and volatile, with charter hire rates and profitability at reduced levels, and the continued global economic recession has resulted in decreased demand for container shipping.

Our growth will generally depend on continued growth in world and regional demand for containership services, and the global economic slowdown that commenced in 2008 resulted in decreased demand for containerships and a related decrease in charter rates that have not fully recovered.

The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. During 2010 and 2011 containership charter rates improved, although such improvement may not be sustainable and rates remain below their long-term averages and could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older containerships;
•	containership owner access to capital to finance the construction of newbuildings;
•	the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;

•	the number of containerships that are out of service; and
•	port congestion and canal closures.

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

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, had declined, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, reduced demand for containership charters. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

We are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Our vessels are employed or will be employed upon their delivery to us, on time charter, to an aggregate of 4 different charterers.  Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

According to industry sources, newbuilding containerships with an aggregate capacity of 4.4 million TEU were on order, representing 28.9% of the total fleet capacity as of December 31, 2011, according to industry sources. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

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

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Management Code for the Safe Operation of Ships and Pollution Prevention.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.  For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial, or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

Our success will depend in large part on our ability and the ability of Diana Shipping Services S.A., which we refer to as DSS or our Manager, a wholly-owned subsidiary of Diana Shipping Inc., a related party which we refer to as Diana Shipping, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Our vessels and their cargoes may be at risk of being damaged or lost because of events such as:
•	marine disasters;
•	bad weather;
•	business interruptions caused by mechanical failures;
•	grounding, fire, explosions and collisions; and
•	human error, war, terrorism, piracy and other circumstances or events.

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

Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Sea piracy worldwide dropped slightly in 2011 for the first time in five years.  There were 45 vessels hijacked and 802 crew members taken hostage, as compared with 53 ships seized and 1,181 people taken hostage in 2010.  However, throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

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

Company Specific Risk Factors

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market value of our vessels is related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.  The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

We believe that the market value of the vessels in our fleet is in excess of amounts required under our current credit facility.  However, if the market values of our vessels, which are at relatively low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including:

●	shipping industry relationships and reputation for customer service and safety;

●	containership experience and quality of ship operations, including cost effectiveness;

●	quality and experience of seafaring crew;

●	the ability to finance containerships at competitive rates and financial stability generally;

●	relationships with shipyards and the ability to get suitable berths;

●	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

●	competitiveness of the bid in terms of overall price.

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

In 2011 we made two dividend payments in the aggregate amount of $0.18 per share and have declared a dividend of $0.15 per share on February 23, 2012. We currently intend to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

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

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

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

We are a recently organized corporation with a limited operating history and accordingly you will have a limited basis on which to evaluate our ability to achieve our business objectives.

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

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

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

Currently, our vessels are employed on time charters with minimum remaining durations between 5 and 34 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased competition in technological innovation could reduce the demand for our vessels and our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.

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

Diana Shipping and the Company’s management currently own a significant portion of our outstanding common shares, which may limit your ability to influence our actions.

Diana Shipping currently owns approximately 14.4% of our outstanding common stock and our executive officers collectively own approximately 10.6% of our outstanding common stock. Accordingly, Diana Shipping and our management have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping and our management continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.

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

We cannot assure you that we will be able to borrow amounts under our credit facility  and restrictive covenants in our credit facility  may impose financial and other restrictions on us.

We entered into a $100.0 million secured revolving credit facility (which may be increased to $150.0 million subject to further syndication) with the Royal Bank of Scotland plc, or RBS, in December 2011 in order to refinance part of the acquisition costs of the container vessels m/vSagitta and m/v Centaurus, to finance part of the acquisition cost of our container vessels, m/v Cap San Marco, m/v Cap San Raphael and m/v APL Sardonyx and additional vessel acquisitions. As of December 31, 2011, we had no debt outstanding under our facility, and as of the date hereof we have drawn down an aggregate of $83.9 million. Our ability to borrow amounts under the facility is in all cases subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender.

 The credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•
pay dividends or make capital expenditures if we do not repay amounts drawn under our loan facilities, if there is a default under the loan facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay any dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

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

The operation of an ocean-going vessel carries inherent risks, any of which could increase our costs or lower our revenues. These risks include the possibility of:

●	marine disaster;

●	environmental accidents;

●	cargo and property losses or damage;

●	business interruptions caused by mechanical failure, human error, political action in various countries, war, labor strikes, or adverse weather conditions; and

●·	loss of revenue during vessel off-hire periods.

Under the vessel management agreements, our manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels’ purchase price. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2011 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

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

If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under "Taxation"), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common stock. See "Taxation — United States Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world’s commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Amounts we may be required to pay as a result of such calls will be unavailable for other purposes.

Risks Relating to our Common Shares

We may be unable to maintain our listing on the Nasdaq Global Market, which would adversely affect the value of our common shares and make it more difficult for you to monetize your investment.

Nasdaq Global Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

If the share price of our common shares fluctuates, you could lose a significant part of your investment.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the other risks described under "— Risk Factors Relating to Our Common Shares" and the following:

●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

●	variations in quarterly operating results;

●	general economic conditions;

●	terrorist or piracy acts;

●	future sales of our common shares or other securities; and

●	investors’ perception of us and the international containership sector.

These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley act of 2002.

As a public reporting company, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in this annual report on Form 20-F our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal controls over financial reporting. Because we outsource accounting and other services to our Manager, our management and our independent registered public accounting firm will be required to also assess the design and operating effectiveness of our Manager’s internal controls over financial reporting. If we or our Manager fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse perception of the Company in the financial marketplace.

Future offerings of debt securities and amounts outstanding under current and future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of common stock.

On December 16, 2011, we entered an agreement for a revolving credit facility of up to $100 million (which may be increased to $150.0 million subject to further syndication) with RBS. In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stocks or lenders with respect to our credit facilities and other borrowings.

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

As of the date of this annual report, we have 23,076,161 shares of common stock outstanding. The market price of our common stock could decline from their current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

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

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;

●	the relative voting strength of each previously outstanding share may be diminished;

●	the market price of our common stock may decline; and

●	the amount of cash available for dividends payable on our common stock, if any, may decrease.

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

Item 4.     Information on the Company

A.  History and development of the Company

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company’s vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is 011 30 210 947 0000. Our office space is provided to us by DSS pursuant to our Administrative Services Agreement with DSS.

Business Development and Capital Expenditures and Divestitures

In April 2010, we completed the sale of an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act pursuant to the purchase/placement agreement, dated March 29, 2010, by and between us and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.’s option to purchase additional shares, with aggregate net proceeds of $85.3 million.

In May 2010, we issued a total of 213,331 restricted common shares to our executive officers pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements. Of these shares, 106,669 shares have vested and the remaining shares vest ratably over the remaining two years.

In June 2010, we, through our wholly-owned subsidiaries Likiep Shipping Company Inc. and Orangina Inc., entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558, named the m/v Sagitta and Hull 559, named the m/v Centaurus, from a third-party seller, each with a carrying capacity of approximately 3,400 TEU for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We took delivery of the m/v Sagitta on June 29, 2010 and the m/v Centaurus on July 9, 2010.

In July 2010, we, through our wholly owned subsidiaries, Likiep Shipping Company Inc. and Orangina Inc., entered into a secured term loan agreement with DnB NOR Bank ASA for an amount of up to $40.0 million to finance part of the acquisition cost of the vessels m/v Sagitta and m/v Centaurus. We drew down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships in July 2010 and the remaining $20.0 million was drawn down in February 2011.

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

In April, 2011, we, through our wholly-owned subsidiaries Ebon Shipping Company Inc., Mili Shipping Company Inc.  and Ralik Shipping Company Inc., entered into Memoranda of Agreement for the purchase of three Panamax container vessels, the m/v Maersk Merlion, the m/v Maersk Malacca and the m/v Maersk Madrid, respectively (the "Maersk vessels"). The m/v Maersk Madrid is a 1989-built vessel of 4,206 TEU capacity and had a purchase price of $22.5 million. The m/v Maersk Malacca and m/v Maersk Merlion are both 1990-built vessels of 4,714 TEU capacity each and had a purchase price of $24.0 million each.  Each of these vessels was delivered to us in June 2011 and is chartered to A.P. Möller-Maersk A/S for a period of a minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of $21,450 less a 2.25% commission. The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of $25,000 less a 2.25% commission starting twenty-four (24) months after delivery of the vessel to the charterer.

In May 2011, through certain wholly-owned subsidiaries, we entered into a loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the three Maersk vessels that we acquired in June 2011 and for working capital. The loan would be made available in two tranches. Tranche 1 amounting to $65.0 million was drawn in May 2011, in a single drawdown to repay the then outstanding loan, amounting to $38.7 million plus interest, and tranche 2, amounting to the lesser of 35% of the market value of each of the Maersk vessels and $20.0 million, would be available for drawing in three drawdowns until July 31, 2011. The loan bore interest at LIBOR plus a margin of 2.6% per annum. We paid arrangement fees of $0.4 million on signing of the agreement. On June 20, 2011, we prepaid the full outstanding balance under the loan amounting to $65.0 million with the proceeds from the offering, discussed below.

In June 2011, we sold 16,916,667 shares at the price of $7.50 per share, including 1,625,000 shares purchased by management and certain members of their family and 2,666,667 shares purchased by Diana Shipping, each at $7.50 per share. The net proceeds from the offering amounted to approximately $121.5 million including $20.0 million invested by Diana Shipping.

In June 2011, we issued a total of 53,333 restricted common shares to our executive officers pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements. Of these shares, 13,333 shares have vested and the remaining shares vest ratably over the three years from the date of grant.

In December 2011, we, through our wholly-owned subsidiaries Rongerik Shipping Company Inc. and Utirik Shipping Company Inc., entered into two Memoranda of Agreement with Reederei Santa Containerschiffe GmbH & Co. KG for the purchase of two Panamax container vessels, m/v Cap San Marco and m/v Cap San Raphael, respectively.  The vessels were purchased for $33 million each and were delivered on February 6, 2012. Each of the two vessels is chartered back to the seller for a period of about 36 months, plus or minus 45 days, at $22,750 net, per day for the first twelve months, $22,850 net, per day for the second twelve months and for $23,250 net, per day for the final twelve months. A 1% commission to DSS will also apply to these time charter agreements.

In December 2011, we also entered into an agreement for a revolving credit facility of up to $100 million with the Royal Bank of Scotland plc, or RBS, which may be increased to $150 million subject to further syndication in order to refinance part of the acquisition cost of vessels m/v Sagitta and m/v Centaurus and to partly finance additional acquisitions of containership vessels.  The credit facility has a term of five years and bears interest at the rate of 2.75% over LIBOR.  We also pay a commitment fee of 0.99% per annum on the undrawn amount of the facility. In January and February 2012, we drew down an aggregate amount of $83.9 million under the credit facility.

In January 2012 we, through our wholly-owned subsidiaries Mejit Shipping Company Inc. and Micronesia Shipping Company Inc., entered into two Memoranda of Agreement with APL (Bermuda) Ltd. for the purchase of two Panamax container vessels, the m/v APL Sardonyx and the m/v APL Spinel, respectively.  Each vessel was purchased for $30 million.  The m/v APL Sardonyx was delivered to us on February 17, 2012 and we expect to take delivery of the m/v APL Spinel in March 2012. Both vessels are chartered back to the seller for a period of about 24 months for a daily rate of $24,750, each, gross of commissions of 2%, including DSS. The charterers have the option to employ the vessels for another 12 months at the daily rate of $24,750 per day and an option to employ the vessels for a further 12 months after the first option at the daily rate of $28,000 per day.

B.  Business Overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own and operate containerships and pursue containership acquisition opportunities.

As at February 23, 2012, our fleet consisted of eight containerships, including three containerships delivered to us in February 2012, with a combined carrying capacity of 32,693 TEU and a weighted average age of 14.2 years. We have also entered into an agreement to acquire one additional vessel that we expect to take delivery of in March 2012.  Following the delivery of this vessel, our fleet will consist of nine vessels with an aggregate TEU of 37,422 and a weighted average age of 14.5 years. As at December 31, 2011, our fleet consisted of five containerships with a combined carrying capacity of 20,486 TEU and a weighted average age of 15.0 years. As at December 31, 2010, our fleet consisted of two containerships with a combined carrying capacity of 6,852 TEU and a weighted average age of 0.6 years.

During 2011 and 2010, we had fleet utilization of 99.3% and 97.5%, respectively, our vessels achieved a daily time charter equivalent rate of $19,895 and $15,146, respectively and we generated revenues of $27.0 million and $5.7 million, respectively,

Set forth below is summary information concerning our fleet as at February 21, 2012.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels

SAGITTA	A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010 3,426
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 - 19-Oct-12
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	2
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	2
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	2
1989 4,206
CAP SAN MARCO	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13
		$22,850	1.00%		6-Feb-13	6-Feb-14
2001 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
CAP SAN RAPHAEL	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13
		$22,850	1.00%		6-Feb-13	6-Feb-14
2002 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	2.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	3
1995 4,729
APL SPINEL	D	$24,750	2.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	3,4
1996 4,729

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

3 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

4 Estimated date.

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

Management of Our Fleet

Diana Shipping Services S.A. performs commercial and technical management services for our vessels. DSS also manages Diana Shipping’s drybulk carrier fleet with a combined cargo carrying capacity of approximately 3.1 million dwt including one vessel under construction expected to be delivered in the second quarter of 2012. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We believe that the fees and commissions we pay under the Administrative Services Agreement, Broker Services Agreement and Vessel Management Agreements are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see "— Administrative Services Agreement," "— Broker Services Agreement" and "— Vessel Management Agreements."

Administrative Services Agreement

On April 6, 2010, we entered into an Administrative Services Agreement with DSS, a wholly-owned subsidiary of Diana Shipping, whereby DSS provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We have agreed to pay our Manager a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and is automatically being renewed for the successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by the Company (i) upon thirty days’ written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to the Company; (iv) if the holders of a majority of the Company’s outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and the Company is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months’ notice to the Company; (ii) if the Company materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of the Company; (b) the Manager’s receipt of written notice from the Company that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager’s receipt of the written notice in the preceding clause (b). If the Company has knowledge that a change of control of the Company will occur, the Company is required to give prompt written notice thereof to the Manager.

Broker Services Agreement

Pursuant to the Administrative Services Agreement, DSS has appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing ship brokering services to the Company pursuant to a Broker Services Agreement, dated June 1, 2010. Pursuant to the agreement, DSS is obligated to pay a commission to Diana Enterprises in the amount of $260,000 per quarter for a term of five years. The commission increased to $325,000 per quarter following the offering completed in June 2011. DSS may pay additional commissions with respect to a transaction as the same may be agreed in writing. In the event that Diana Enterprises terminates the agreement within six months following a Change of Control, as defined in the agreement, Diana Enterprises shall be entitled to a lump sum payment equal to three years' annual commission.

Vessel Management Agreements

DSS also provides commercial and technical management services for our vessels under separate vessel management agreements with our vessel owning subsidiaries. The vessel management agreements continue unless terminated by either party giving three months’ written notice; provided that we may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. We do not expect to pay management fees for vessels that may be employed under bareboat charters in the future. We may, from time to time, request additional services offered by our Manager, in which case we expect we will pay fees in accordance with industry practice for these services.

Business Strategy

To acquire high quality containerships throughout the shipping cycle

We will seek to provide attractive returns to our investors by continuing to make accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. We believe that the containership sector currently provides attractive acquisition opportunities as asset values remain below 10-year averages and will continue to present attractive opportunities through the cycle. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. In addition, we are as affected by issues currently impacting certain other containership companies, such as high leverage and the purchase of vessels at prices significantly above historical averages.  We will continue to initially focus on vessels ranging from 2,500 TEU to 7,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

Strategically deploy our vessels in order to optimize the opportunities in the time charter market

We intend to actively monitor market conditions, charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. In the near term we intend to enter into short-term time charters to allow our shareholders to benefit from what we believe to be an improving charter rate environment. Depending on market conditions, in the future we might enter into long-term time charters at rates that compare favorably to historical averages, shielding us from charter rates decreases and cyclical fluctuations. We believe that maintaining staggered charter maturities will provide us with the flexibility to capitalize on favorable market conditions, while providing us with a base of strong, visible cash flows.

Maintain a strong balance sheet

We have a strong balance sheet and we intend to maintain relatively low debt levels compared to other public shipping companies that we believe will enable us to have greater availability under our credit lines for future acquisitions and should allow us to generate free cash to fund operations and pay dividends. In the future, we expect to draw funds on a short-term basis under our credit lines to fund vessel acquisitions. We intend to repay our acquisition related debt from time to time with the net proceeds of subsequent equity issuances. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchase opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the containership market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

Provide an attractive yield to shareholders through quarterly dividends

We currently intend to continue to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

Maintain low cost, highly efficient and reliable operations

We operate as an efficient and reliable owner of containerships as a result of the experience of our Manager. DSS currently manages a fleet of 27 drybulk carriers, including one newbuilding for which it provides supervisory services. We believe that we benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing lubricants and spare parts. We further believe that we can build on the reputation of our Manager for safe vessel operations, and we intend to comply with rigorous international health, safety and environmental protection regulations.

Our Customers

Our customers include national, regional, and international companies, including A.P. Møller-Maersk A/S, CSAV, Valparaiso, Reederei Santa, Containerschiffe, GMbH & Co. KG and APL (Bermuda) Ltd. During 2011 and 2010, A.P. Møller-Maersk A/S and CSAV each accounted for more than 10% of our revenues and in aggregate accounted for 100% and 92% of our revenues, respectively. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment.

The International Containership Industry

The information and data in this section relating to the international containership industry has been provided by Drewry Shipping Consultants (Drewry) and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international containership industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the containership industry.

Container Shipping

Container shipping was first introduced in the 1950s and since the late 1960s has become the most common method for transporting many industrial and consumer products by sea. Container shipping is performed by container shipping companies who operate frequent scheduled or liner services, similar to a passenger airline, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilization level.

Container shipping occupies an increasingly important position in world trade and it is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade.

Containership Demand

In 2011, approximately 1.46 billion tons of containerized cargo was transported by sea, comprising 16.1 percent of all seaborne trade by weight.

World Container Cargo: 1990 to 2011

(Million Tons)
  Source: Drewry

In 2009 the volume of container trade contracted for the first time in history, due to the severity of the worldwide recession.  For the year as a whole the volume of global container trade was about 9.3 percent below that of the corresponding period in 2008, which was itself low by historical standards.  As a result of declining volume and falling rates global carrier revenues for 2009 were approximately 35 percent below those of 2008.

However, in 2010, global container trade recovered in the wake of renewed growth in the world economy, with volume increasing by 13 percent. During 2011 global container trade grew by approximately 7.0 percent in the year, with the lower level of growth reflecting renewed weakness of consumer demand in Europe and the United States.

In addition to the effect of general economic conditions, there are several structural factors that also impact global container trade, including:

●	Increases in world trade;

●	Increases in global sourcing and manufacturing; and

●	Continuing penetration by containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

Operators have shifted away from traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduce container handling technology and as container shipping productivity becomes more widely recognized. More traditional bulk cargoes such as grains and soya bean gravitate towards containerization modes when pricing differentials dictate.

The high growth rate in the container market has outpaced investment in port and canal infrastructure with the consequence that there is congestion in some parts of the transportation chain. Congestion increases ships’ time in transit and reduces overall efficiency. Finally, as the largest containerships are deployed in the major trade routes, incremental tonnage is required to feed cargo to these mother ships from ports that either do not have the volume or the infrastructure to serve very large vessels directly. Congestion and increasing trans-shipment absorbs additional ship capacity but does not add any growth to the overall container market.

Main Container Routes

There are three core, or arterial, trade routes in the container shipping industry: the Trans-Pacific, Trans-Atlantic and Asia-Europe routes. These routes are often referred to as the East/West trades.

Principal Container Trade Flows

Source: Drewry

Trade along these routes is primarily driven by United States and European consumer demand for products made in Asia. The size of trade between Asia and the Mid-East is also nearly as large as that on the Transatlantic and should be considered as a major east-west route on which carriers can deploy very large (so called post-Panamax vessels).  Supporting these core routes are the North/South routes and a network of regional routes, of which the largest is the Intra-Asia market. Other regional routes include the Europe/Mediterranean, Caribbean/United States, Asia/Australia and North America/South America routes.

Different routes are usually served by vessels of different sizes as determined by the size of the trade, required service frequency and physical constraints of the ports visited.  The East/West routes are higher volume and longer than the regional routes and, as a result, are generally served by the larger containerships known as panamax, post-panamax and large/very large. The North/South trade routes are generally served by the smaller handysize, intermediate and panamax containerships. However, in recent years where capacity has out-stripped demand, carriers have deployed much larger vessels in some of these smaller or regional trades. Regional routes are generally served by feeder and handysize containerships.

There are differences in volumes between the front haul and backhaul trades, meaning the volume moved eastbound and westbound to and from its point of origin, with the imbalance being as much as three-to-one in the dominant direction. For the backhaul Mid-East to Asia route, this can reach as high as four–to-one. Container traffic is unbalanced on many global trade routes and in some cases the gap is widening. While continued growth in the front haul direction is encouraging, the imbalance impacts supply, the level and pace of newbuildings and ocean freight rates in the backhaul trades. Empty re-positioning costs of containers for ocean carriers are also considerable. The reason for the imbalance in backhaul trades is the divide between export-dominated and import-dominant countries for containerized goods, which is largely related to the shift of manufacturing to low cost countries.

Containership Supply

Containerships are typically "cellular," which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or "ro-ro" ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be "geared," which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller.  All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities. Ships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of ship are broadly as follows:

●  Very Large:

Very Large ships of over 10,000 TEU nominal capacity are currently exclusively deployed on the Asia-North Europe and Mediterranean trades. Very large ships of over 10,000 TEU would not be deployed in the Trans-Pacific trade due to the limitations of physical port infrastructure in North America. However, Middle East trades could at some stage see the deployment of ships of over 10,000 TEU (e.g. to/from Asia, Mediterranean, Europe) as the Middle East hubs do not face the same physical port infrastructure limitations.

●  Large:

Large ships have a capacity of 8,000 to 9,999 TEU and are currently deployed on the Trans-Pacific and Asia-Middle East routes.  (Ships of this size are deployed on the Asia-Europe routes, although the leading liners prefer to deploy only the largest ships in their fleets to ensure the lowest and most competitive slot costs.)

●  Post Panamax:

Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions.  However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 13,000 TEU to transit the waterway.

●  Panamax:

Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

●  Intermediate:

In this category the ships range in size between 2,000 and 2,999 TEU and are generally able to trade on all routes.

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

Development of World Container Fleet Capacity: 2000 to January 2012

(Million TEU – End Period)[Missing Graphic Reference]
Source: Drewry

The non-weighted average age of all containerships currently in service is approximately 10.8 years, as of January 2012.

In tandem with the growth in size of the overall fleet there have also been steady increases in ship size. The average size of containerships in service in 1997 was 1,590 TEU, but by January 2012 it had risen to 3,003 TEU. It will continue to rise due to the number of large-sized containerships on order. Indeed, the average size of containership on order as of January31, 2012 was 6,902 TEU, with the largest ships on order now being 18,000 TEU.

In January 2012, the containership newbuilding orderbook in TEU was 4.30 million TEU, equivalent to 28.1 percent of the existing cellular containership fleet. While this is still low when compared to 2007/08 when the orderbook reached 60 percent of the fleet at its height, the recent resurgence of the orderbook since mid-2010 is a cause of concern for the industry.  The latest trends strongly indicate that the interest in buying new vessels has severely waned and this is symptomatic of the generally weak sentiment within the industry.

A number of leading operators have re-entered the market and ordered 10,000 to 13,000 TEU vessels for 2013 delivery and Maersk has placed orders for a new series of 18,000 TEU vessels which are likely to establish a benchmark for the Asia-North Europe trade. A key aspect of the orderbook now is its composition, since 70 percent is for ships of over 8,000 TEU. Furthermore, 80 percent of the 2 million TEU capacity ordered since mid-2010 is for ships of at least this size. The current orderbook composition has two major impacts – carriers may find it increasingly difficult to manage an effective cascade of their operated tonnage across all trade lanes and the bigger ships are still relatively inflexible in terms of their deployment. There is a possibility that these ships may put more pressure on the supply/demand balance at the trade route level and ultimately on freight rates.

Containership Orderbook by Size, January 31, 2012

Size Category	TEU	Number of Vessels	Capacity (Thousand TEU)	Orderbook Per cent. Existing Fleet

Very Large	10,000+	165	2,198	158.1
Large	8,000-9,999	109	938	39.0
Post Panamax	5,000-7,999	49	308	9.1
Panamax	3,000-4,999	145	620	16.5
Intermediate	2,000-2,999	32	83	4.6
Handysize	1,000-1,999	97	132	7.3
Source: Drewry

A majority of the containerships on order are scheduled to be delivered in the period 2012-2013, but based on past evidence, it cannot be assumed that these ships will be delivered on time. Indeed, it is possible that deliveries from the current orderbook will be spread out over a much longer period of time.

The extent to which delays in deliveries have already occurred can be seen by comparing scheduled and actual deliveries in the years 2008, 2009, 2010 and 2011.   Delays in deliveries increased dramatically in 2009, with only 1.1 million TEU of the 2.0 million TEU due to be delivered in 2009 being delivered by the end of the year.  In effect, almost 50 percent of the new container tonnage which was scheduled to be delivered in 2009 was delivered late.  The data for 2010 indicates a similar picture and in 2011 it would appear that based on provisional data, similar delays also occurred.

The reasons for the delay include a lack of funding and orders that have been placed have been at "greenfield" or inexperienced yards that are struggling to meet scheduled delivery dates. In 2009 in particular, lines sought to delay the introduction of new tonnage in order to trim capacity in what was a very weak market.

Slow Steaming

Excess shipping capacity and rising fuel prices have prompted operators in the container sector to reduce vessel operating speeds and thus reduce fuel costs, while at the same time requiring more ships to provide the same level of shipping capacity on a particular route.  In effect, this requires more ships to provide the same level of capacity and also absorb excess capacity within the market.

Until fairly recently, a typical Asia-Europe string would comprise eight 8,000-9,000 TEU vessels operating at design speeds of 24 knots. By reducing the sailing speed of the vessels to 20 knots a further ship would be required to provide the same level of service. While this has the effect of absorbing additional shipping capacity, it also reduces fuel costs, as ships use less fuel when sailing at slower speeds. The exact savings will depend on the level of speed reduction and the prevailing fuel price, but based on current fuel prices, an 8,000 TEU vessel operating Asia- Europe would reduce the round trip fuel cost by approximately 30 percent, if it reduced sailing speeds from 24 to 20 knots.  Other measures taken by the lines to reduce consumption include the use of silicone paint to reduce drag and the installation of waste heat recovery systems.

Industry Structure

The largest three ocean carriers (Maersk, MSC and CMA CGM) operate roughly 38 percent of the entire global fleet – both owned and chartered, with the first two named companies having approximately one million TEU in their orderbooks due for delivery between now and 2014. However, there are only about 20 global carriers in terms of their overall service coverage, with about another 20 operators of any substantial size. Several other prominent carriers have also ordered significant tonnage since mid-2010 for delivery in the 2012-2014 period, including Evergreen, APL, Cosco, OOCL, Hapag-Lloyd, HMM and Hanjin.

No significant merger and acquisition activity has taken place since the purchases of P&O Nedlloyd and CP Ships in 2006. Despite the downturn in 2008-2009 when companies were significantly undervalued, there have been no purchases or sales of any distressed company. In addition, no major carrier failed despite the estimated US$19 billion of losses felt by the carrier industry in 2009. CSAV is currently looking for an operational partner, but the company’s executives maintain that it is not up for sale.

Global Alliances

Although there has been limited consolidation in the industry in recent years, container liner operators have cooperated through Alliances and other partnerships.

Alliances are agreements that cover vessel sharing and operational matters such as the use of certain terminals, where carriers can take advantage of favorable terms for berthing. Often the alliance will implement a best ship policy, whereby members pool vessel resources to deploy the most appropriately-sized vessels in the same service. There are currently three main global alliances all of which operate within the Trans-Pacific, Trans-Atlantic, and Asia-Europe trades:

Container Freight Rates

The following chart shows the average container freight rate per TEU on the core East/West trade lanes: Trans-Pacific, Trans-Atlantic, and Asia-Europe. Terminal handling charges and intermodal rates, where applicable, are included.

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

Average Container Rates Box Rates 2000 to 2011

(U.S.$/TEU)
	U.S.$/TEU	Change YoY (per cent.)
2000	1,103	4.1
2001	1,054	−4.4
2002	931	−11.7
2003	1,048	12.6
2004	1,184	12.9
2005	1,274	7.6
2006	1,172	-7.6
2007	1,243	5.6
2008	1,296	4.3
2009	940	-27.4
2010	1,279	36.0
2011	1,154	-9.8
Source:  Drewry

Container Time Charter Rates

The same factors that drive freight rates also affect charter rates. The growth in demand for container shipping and the increasing trend among major container operators to charter-in tonnage have generally increased demand pressure and over time have caused an increase in time charter rates.

One Year Containership Time Charter Rates 2000 to January 2012

(Period Averages US$ per Day)

TEU	1,500 Geared	2,500 Geared	3,500 Gearless
2000	11,625	17,869	24,025
2001	9,475	13,938	19,325
2002	7,188	10,326	14,431
2003	11,741	17,833	23,666
2004	20,200	26,500	31,575
2005	25,125	35,250	38,875
2006	15,400	22,700	27,125
2007	14,175	25,325	29,975
2008	12,950	20,400	26,450
2009	4,800	5,575	6,375
2010	6,650	8,850	12,475
2011	9,796	12,521	14,421
January 2012	6,800	8,000	6,800
Source: Drewry

With some exceptions, time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50 percent as charter markets experienced significant growth.  Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even further due to rising supply and very weak demand.

With the recovery in demand in 2010 charter rates across most sizes have improved from the lows of 2009 and this recovery was maintained in the first few months of 2011, although rates have softened considerably since May/June 2011.  Although rates have not declined to the historic low levels of 2009, daily rates for Panamax size ships and larger have fallen heavily and the fixing band of charter rates for all containerships available is now very narrow again.

Containership Newbuilding Prices

Newbuilding prices have risen steadily since 2002, due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders’ costs as a result of rising raw material prices, mainly steel. However, since the second half of 2008 weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009.  In 2010 prices started to rise by small amounts but in 2011 they remained quite stable for small to medium sized vessels, but weakened for larger ships.

Containership Newbuilding Prices 2000 to January 2012

(US$ Millions)

Source: Drewry

Containership Secondhand Prices

Vessel values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old. The following chart indicates average secondhand prices for containerships in the period from 2000 to January 2012.

Containership Secondhand Prices:  2000 to January 2012

(US$ Millions)

Source:  Drewry

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

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is therefore usually quite transparent and liquid, with a number of vessels changing hands on an annual basis.

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the re-sale value or useful lives of our vessels. In addition, a future serious marine incident, such as one comparable to the 2010 BP plc Deepwater Horizon oil spill, that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.  Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution .  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose pollution control and liability in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. A state that is a party to the CLC may not allow a ship under its flag to trade unless that ship has a certificate of insurance or something equivalent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively  near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

●	Injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

●	Injury to, or economic losses resulting from, the destruction of real and personal property;

●	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

●	loss of subsistence use of natural resources that are injured, destroyed or lost;

●	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

●	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards..

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.   These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of their potential liability under OPA and CERCLA..   Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of November 2011, the Office of Management and Budget continues to review this proposed rule.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the Marine Environmental Protection Committee of the IMO, the United Nations agency for maritime safety and the prevention of pollution, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

Ships operating without a valid certificate, the ship may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date  ofthe date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

●
Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.   If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007 (the "9/11 Commission Act"). The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading. This new requirement for 100% scanning is currently set to take effect on July 1, 2012, but the United States Department of Homeland Security is expected to extend the deadline two years to July 1, 2014.

As a result of the 100% scanning requirements added to the SAFE Port Act of 2006, ports that ship to the United States may need to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe we procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

We maintain for our vessels marine hull and machinery and war risks insurance, which covers, among other risks, the risk of actual or constructive total loss. Our vessels are each covered up to at least fair market value with deductibles which vary according to the size and value of the vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of two P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, the P&I Association in which the Company’s vessels are entered, have not charged any supplemental calls until now and we do not know whether any supplemental calls will be charged in respect of any policy year. To the extent we experience supplemental calls; our policy is to expense such amounts.

C.  Organizational structure

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. We are the owner of all the issued and outstanding shares of the following subsidiaries:

1.	Likiep Shipping Company Inc.,
2.	Orangina Inc.,
3.	Lemongina Inc.,
4.	Ebon Shipping Company Inc.,
5.	Mili Shipping Company Inc.
6.	Ralik Shipping Company Inc.,
7.	Mejit Shipping Company Inc.,
8.	Micronesia Shipping Company Inc.,
9.	Rongerik Shipping Company Inc.,
10.	Utirik Shipping Company Inc.,

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

A. Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the vessels of our fleet are employed on time charters with minimum remaining durations between 5 and 34 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

●
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

●
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

●
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.

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

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for 2011 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010.

	For the year ended December 31, 2011	For the period from January 7, 2010 (inception date) to December 31, 2010
Ownerships days	1,320	361
Available days	1,320	361
Operating days	1,311	352
Fleet utilization	99.3%	97.5%
Time charter equivalent rate (TCE) (1)	$19,895	$15,146
Daily operating expenses	$8,435	$7,991

(1)	Please see Item 3 A. for a reconciliation of TCE to GAAP measures.

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

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In 2012, we expect our revenues to increase as a result of the expected increase in ownership days compared to 2011, due to the enlargement of our fleet.

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

We have paid commissions ranging from 1.25% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay to our fleet manager a commission that is equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. In 2012, we expect that the amount of our total commissions will increase due to the expected increase in time charter revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts. In 2012, we expect operating expenses to increase due to the enlargement of our fleet.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values, calculated at $200 to $350 per lightweight ton, depending on the vessels’ age and market conditions. We believe that these assumptions are common in the containership industry. We expect that depreciation charges will increase as a result of the enlargement of our fleet in 2012.

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

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt of our subsidiaries. As at December 31, 2011, we did not have any outstanding indebtedness. We expect our interest and finance costs to increase, due to our $100 million revolving credit facility with RBS, under which we have approximately $83.9 million outstanding as of the date of this annual report.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer’s consent to us as the new owner;

●	obtain the charterer’s consent to a new technical manager;

●	obtain the charterer’s consent to a new flag for the vessel;

●	arrange for a new crew for the vessel;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

●	acquisition and disposition of vessels;

●	employment and operation of our vessels; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	on board safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

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

The principal factors that may affect our profitability, cash flows and shareholders’ return on investment include:

●	rates and periods of charterhire;

●	levels of vessel operating expenses;

●	depreciation expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

See "Risk Factors" for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy.  Based on: (i) the carrying value of each of our vessels as of December 31, 2011, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2011, the aggregate carrying value of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $33.8 million, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that our vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011. However, as of the same date, all of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2011 and as of the date of this report, we were not and are not holding any of our vessels for sale.

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

Vessel		TEU	Year Built	Carrying Value (in millions of US dollars)
1	Sagitta	3,426	2010	43.8	*
2	Centaurus	3,426	2010	45.4	*
3	Maersk Madrid	4,206	1989	21.8	*
4	Maersk Malacca	4,714	1990	23.9	*
5	Maersk Merlion	4,714	1990	23.9	*
	Vessels Net Book Value			158.8
_______________________________
 * Indicates vessels for which we believe, as of December 31, 2011, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $33.8 million.

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

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Vessel Cost

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

Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. We expect the first vessel in our fleet to be dry-docked in March 2013.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions are having broad effects on participants in a wide variety of industries. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance, drydocking and special surveys, as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 "Compensation – Stock Compensation" of the Accounting Standards Codification,  we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same or similar instruments are available. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations

Year ended December 31, 2011 compared to the period from January 7, 2010 (inception date) to December 31, 2010

Net Income. Net income for 2011 amounted to $3.6 million compared to losses of $2.0 million during 2010. This increase in net income is due to the enlargement of the fleet as in 2011 we had five vessels in our fleet including the three Maersk vessels we took delivery of in June 2011. In 2010, our fleet consisted of only two vessels which were delivered in June and July 2010 and, as such our results from operations during the period were not sufficient to cover our expenses for establishing the Company.

Time Charter Revenues.  Time charter revenues for 2011 amounted to $27.0 million, compared to $5.7 million in 2010. The increase is due to the increase in operating days in 2011 compared to 2010 due to the enlargement of the fleet and the increase of average charter rates in 2011 compared to 2010.

Voyage Expenses.  Voyage expenses for 2011 amounted to $0.7 million, compared to $0.3 million in 2010. Voyage expenses mainly consist of commissions paid to third party brokers and to DSS on our gross charterhire pursuant to our vessel management agreements and expenses for bunkers.  The increase in voyage expenses in 2011 compared to 2010 was due to the increase in commissions paid on our increased revenues.

Vessel Operating Expenses.  Vessel operating expenses amounted to $11.1 million in 2011 compared to $2.9 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, and repairs and maintenance. The increase in 2011 was due to the enlargement of the fleet and due to the age of the three Maersk vessels delivered in 2011, which as older vessels had greater maintenance needs than the m/v Sagitta and the m/v Centaurus.

Depreciation.  Depreciation for 2011 amounted to $5.9 million compared to $1.5 million in 2010 and represents the depreciation expense of our containerships during the respective periods.

Management Fees. Management fees amounted to $0.7 million in 2011 compared to $0.2 million in 2010 and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, entered into for the provision of commercial and technical management services for the vessels in our fleet. The increase of such fees in 2011 compared to 2010 is due to the enlargement of the fleet.

General and Administrative Expenses.  General and administrative expenses for 2011 amounted to $3.4 million compared to $3.5 million in 2010 and mainly consist of consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees.

Foreign Currency Losses / (Gains). Foreign currency losses for 2011 amounted to $17,646 compared to $1.0 million of gains in 2010. For 2010, exchange differences mainly consisted of gains from the exchange of U.S Dollars to Euro in June and July 2010, with respect to the acquisition of the m/v Sagitta and the m/v Centaurus.

Interest and Finance Costs. Interest and finance costs for 2011 amounted to $1.6 million compared to $0.5 million for 2010 and consist of the interest expenses relating to our average debt outstanding during the respective periods, commitment fees and other loan fees and expenses. The increase in 2011 was due to increased average debt compared to the prior period and to financing costs of our loan with DnB NOR Bank ASA that were written off due to full repayment of the loan.

Interest Income. Interest income for 2011 amounted to $0.2 million compared to $0.1 million for 2010 and consists of interest income received on deposits of cash and cash equivalents.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.  Liquidity and Capital Resources

We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, additional vessel acquisitions and debt service.

In January and February 2012, we drew down an aggregate amount of $83.9 million under our credit facility with RBS. We expect to utilize this credit facility to acquire our vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $40.4 million at December 31, 2011 and $9.9 million at December 31, 2010.  We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at December 31, 2011, cash and cash equivalents amounted to $41.4 million compared to $11.1 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by / (Used in) Operating Activities

Net cash provided by operating activities in 2011 and used in for the period from inception to December 31, 2010 amounted to $12.5 million and $0.2 million, respectively. The increase in cash from operating activities is due to the enlargement of our fleet during 2011 after the delivery of the three Maersk vessels in June 2011 and the operation of the m/v Sagitta and the m/v Centaurus for the full year, as in 2010 they were delivered in late June and early July, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2011 was $79.3 million and includes $6.6 million paid in advance for the acquisition of the m/v Cap San Marco and m/v Cap San Raphael and an amount of $72.7 million, which represent the payments for the acquisition cost and additional costs capitalized for the three Maersk vessels during the year.

Net cash used in investing activities in the period from inception to December 31, 2010 was $93.5 million and represents the acquisition cost of the m/v Sagitta and the m/v Centaurus including additional pre-delivery expenses.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2011 was $97.1 million and consists of $121.5 million of net proceeds received from the offering of 16,916,667 shares of common stock at the price of $7.50 per share in June 2011, of which $20.0 million was invested by Diana Shipping, $85.0 million of loan proceeds received under our loan agreements with DnB NOR Bank ASA. It also includes $104.7 million we repaid under our loan agreements, $4.2 million of cash dividends paid to investors, $1.4 million of finance costs relating to the refinancing of our loan facility with DnB NOR Bank ASA that was terminated in June 2011 and our revolving credit facility with RBS, and $0.8 million of restricted cash that was released after the termination of the loan facility with DnB NOR Bank ASA.

Net cash provided by financing activities in the period from inception to December 31, 2010 was $103.8 million and consists of $85.3 million of the net proceeds received from the offering of 5,892,330 common shares in a private transaction, of which $50.0 million was invested by Diana Shipping, $20.0 million of loan proceeds we received from our facility with DnB NOR Bank ASA of which $0.3 million were repaid according to the related repayment schedule, $0.8 million of cash restricted by our loan facility, and $0.4 million of finance costs we paid relating to the loan facility.

Credit Facilities

DnB NOR Bank ASA: On July 7, 2010, we entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million to partially finance the acquisition of the two vessels in our initial fleet. The loan was available in two advances for each vessel with each advance not exceeding the lower of $10.0 million and 25% of the market value of the relevant ship and was available until July 31, 2011. Each advance was repayable in 24 quarterly installments of $165,000 plus one final balloon installment of $6.04 million to be paid together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum plus any mandatory additional cost of funds. We also paid commitment fees of 0.96% per annum on the undrawn portion of the loan until February 4, 2011. The loan was secured by, among other things, a first preferred mortgage over each of the two vessels and first priority assignments over interest bearing accounts with DnB NOR Bank ASA for each vessel.

On May 4, 2011, through certain wholly-owned subsidiaries, we entered into a loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the three Panamax container vessels that we acquired in June 2011 and for general working capital. The loan would be made available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels m/v Sagitta and m/v Centaurus and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the three Panamax container vessels mentioned above and $20.0 million. Trance 1 was drawn in a single drawdown and trance 2 would be available for drawing in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of $1.1 million each, plus a balloon installment of $37.6 million to be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. We paid $0.4 million of arrangement fees on signing the agreement and on May 6, 2011 we drew down $65.0 million with which we repaid the then-outstanding balance of indebtedness under our secured term loan facility entered into on July 7, 2010, which amounted to $38.7 million plus interest. On June 20, 2011 we also repaid the outstanding balance of $65.0 million and we terminated the agreement. As at December 31, 2011 and 2010, we had $0 and $19.7 million of debt outstanding, respectively. During 2011 and 2010, the weighted average interest rate of the loan was 2.77% and 2.82%, respectively.

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

The Royal Bank of Scotland plc.: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders have agreed to make available to the Borrower a revolving credit facility of up to $100.0 million, which may be increased to $150.0 million subject to further syndication, in order to refinance part of the acquisition cost of vessels m/v Sagitta and the m/v Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").

The maximum amount available for drawing (the "Available Facility Limit") will be subject to limits relating to the market value of the vessels m/v Sagitta and m/v Centaurus and the market value or contract price and the age of the Additional Ships ("Vessel Limits") combined with limits relating with the average age of all the vessels under mortgage. The facility will be available for five years after the first availability date, being January 17, 2012 with the Available Facility Limit assessed at each draw down date and on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years.  In the event that the amounts outstanding at that time exceed the revised Available Facility Limit, the Company shall repay such part of the Loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager’s undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement and will pay an additional arrangement fee of 1% if the facility limit increases, an annual agency fee of $47,500 if one additional lender is involved in the agreement, or $60,000 if two or more additional lenders are involved in the agreement. We also pay commitment commissions of 0.99% of the available commitment since September 27, 2011 which are payable on the last day of each successive three month period which ends on the last day of the availability period and, if cancelled in full, on the cancelled amount of the relevant lender’s commitment at the time the cancellation becomes effective. As of the date of this annual report and December 31, 2011, we had $83.9 million and $0 of debt outstanding under our credit facility.

As at December 31, 2011 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships.

On December 19, 2011 we entered into two Memoranda of Agreement with Reederei Santa Containerschiffe GmbH & Co. KG for the purchase of two Panamax container vessels, m/v Cap San Marco and m/v Cap San Raphael. The vessels were purchased for $33 million each and were delivered on February 6, 2012.  We acquired these vessels with funds drawn under our credit facility with RBS. On January 9, 2012 we entered into two Memoranda of Agreement with APL (Bermuda) Ltd. for the purchase of two Panamax container vessels, the m/v APL Sardonyx and the m/v APL Spinel.  Each vessel has a purchase price of $30 million. The m/v APL Sardonyx was delivered to us on February 17, 2012, and we expect to take delivery of the m/v APL Spinel in March 2012.  We expect to fund the balance of the purchase price of the vessels with proceeds drawn under our credit facility and with cash on hands.

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

C.  Research and Development, Patents and Licenses

From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel’s cost upon such vessel’s acquisition or expensed, if the vessel is not acquired.

D.  Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

With some exceptions, time charter rates for all containership sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand. With the recovery in demand in 2010 and 2011 year-to-date charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain low.  As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

E.  Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2011 as adjusted to reflect the memoranda of agreement for the acquisition of the two container vessels m/v APL Sardonyx and m/v APL Spinel, contracted in January 2012:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Administrative Services Agreement(1)	$4,441,667	$1,300,000	$2,600,000	$541,667	$-
Memoranda of agreement (2)	119,400,000	119,400,000	-	-	-

Total	$123,841,667	$120,700,000	$2,600,000	$541,667	$-

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

(2)
In December 2011, we entered into two memoranda of agreements to purchase two containership vessels, the m/v Cap San Marco and the m/v Cap San Raphael, for the price of $33.0 million each. On signing of the agreements we paid 10% of the purchase price of those vessels amounting to $3.3 million each, and in February 2012 when the vessels were delivered, we paid the balance of the purchase price. In January 2012, we entered into two memoranda of agreements to purchase two additional containership vessels, the m/v APL Sardonyx and the m/v APL Spinel, for the price of $30.0 million each. On signing of the agreements we paid 10% of the purchase price of those vessels amounting to $3.0 million each, and in February 2012, when APL Sardonyx was delivered, we paid the balance of the purchase price. M/V APL Spinel is expected to be delivered to us in March 2012. In January and February 2012, we drew down $83.9 million under our revolving credit facility with RBS to finance part of the purchase price of the vessels.

The table above does not include any amounts relating to the Administrative Services Agreement and the vessel management agreements which we have entered into with DSS, discussed under section "Business," on the basis that such agreements are for a non-specific term and may be terminated by either party at no cost with three months’ notice.

G.  Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.     Directors, Senior Management and Employees

A.Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term.  Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	71	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	56	Class II Director and President
Ioannis Zafirakis	40	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	41	Chief Financial Officer and Treasurer
Konstantinos Fotiadis	60	Class III Director (until February 8, 2011)
Giannakis (John) Evangelou	67	Class III Director (since February 8, 2011)
Antonios Karavias	70	Class I Director
Nikolaos Petmezas	63	Class III Director
Reidar Brekke	51	Class II Director

The term of the Class I directors expires in 2014, the term of the Class II directors expires in 2012 and the term of the Class III directors expires in 2013.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 41 years’ experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor’s degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 32 years of experience in shipping, including in ship finance and insurance. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor’s degree in Economics from the University of Warwick and a master’s of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as our Director, Chief Operating Officer and Secretary since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping since February 14, 2008, as the Vice President and Secretary of that company since February 21, 2005 and as a director of that company since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on the behalf of Diana Shipping the services he now performs as Executive Vice President of that company. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010 and has served in these positions with Diana Shipping since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President International Business Development and Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

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

Antonios Karavias has served as an independent Director and as the Chairman of our Compensation Committee and member of our Audit Committee since the completion of the private offering. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor’s degree in Economics from Mississippi State University and a master’s degree in Economics from Pace University.

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

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been an advisor and deal-maker in the international energy and transportation sector for the last 15 years. He founded Energy Capital Services Inc., or ECS, Inc., in March 2008 which provides strategic and financial advisory services to international shipping and energy related companies. In addition, he served as President of ECS Inc., a shipping and energy industry consulting and advisory services company, from March 2008 to December 2009. Previously, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to January 2008. Prior to 2003, Mr. Brekke was Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marin Advisors, including Fund Manager of American Shipping Fund I LLC, and Chief Financial Officer of its broker-dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University’s School of International and Public Affairs — Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of three privately-held companies involved in container logistics, container leasing and drybulk shipping.

B.  Compensation

Until June 1, 2010, our executives were compensated pursuant to consultancy agreements. The aggregate compensation to members of our senior management for 2010, pursuant to the consultancy agreements, was $0.4 million. Since June 1, 2010, the members of our senior management are compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. The fee payable by our Manager to Diana Enterprises (for which we reimburse our Manager) was $1.04 million per annum and increased to $1.3 million following the completion the public offering in June 2011. Until the second anniversary of the completion of the private offering, any increase in these amounts is subject to the approval of the independent members of our Board of Directors. Diana Enterprises is a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios. In 2011 and 2010, fees payable to Diana Enterprises for brokerage services amounted to $1.2 million and $0.6 million, respectively.

In 2010, our executives officers also received 213,331 shares of restricted stock awards with a grant date fair value of $3.2 million, 25% of which vested in 2010; 53,335 vested in May 2011 and the remaining will vest ratably over the remaining two years. In June 2011, on the completion of our public offering, our executive officers also received 53,333 shares of restricted stock awards, 25% of which vested on the grant date and the remainder of which will vest ratably over three years from the grant date. In 2011 and 2010, compensation cost relating to the aggregate amount of restricted stock awards amounted to $1.0 million and $1.3 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors. For 2011 and 2010, fees and expenses to non-executive directors amounted to $0.3 million and $0.2 million, respectively.

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

As of the date of this annual report, we have issued a total of 266,664 restricted shares under the plan to our executive officers, of which 120,002 shares have vested.

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

2012 Amended and Restated Equity Incentive Plan

On February 21, 2012 we amended the 2010 Equity Incentive Plan and it was renamed as the 2012 Amended and Restated Equity Incentive Plan. The sole material change from the 2010 Equity Incentive Plan to the 2012 Amended and Restated Equity Incentive Plan is the reservation for issuance of an additional 2 million common shares. As of the date of this annual report no shares have been issued under the 2012 Amended and Restated Equity Incentive Plan.

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

Committees of the Board of Directors

We have established an Audit Committee, comprised of two members of our board of directors, who are responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. Konstantinos Fotiadis served as the Chairman of the Audit Committee until February 8, 2011 and since that date Mr. John Evangelou serves in this position. We believe that they both qualify as Audit Committee financial experts, as such term is defined under Securities and Exchange Commission rules. Mr. Antonios Karavias serves as a member of our Audit Committee.

In addition, we have established a Compensation Committee, comprised of two independent directors, which is responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. Mr. Antonios Karavias serves as the Chairman of the Compensation Committee and Mr. Nikolaos Petmezas serves as a member of our Compensation Committee.

We have also established an Executive Committee comprised of three directors, Mr. Symeon Palios, Mr. Anastasios Margaronis and Mr. Ioannis Zafirakis. The Executive Committee is responsible for the overall management of our business.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D.  Crewing and Employees

We currently have no employees. DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement is responsible for providing services to us and through the Vessel Management Agreements is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. DSS has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. DSS is also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.

E.  Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see Item 7. "Major Stockholders and Related Party Transactions."

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

Beneficial ownership is determined in accordance with the Securities and Exchange Commission’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of the date of this report, we have 23,076,161 common shares issued and outstanding, and the percentage of beneficial ownership below is based on this figure.

	Shares Beneficially Owned
Identity of person or group	Number		Percentage
Diana Shipping Inc.	3,333,485		14.4	%(1)
Symeon Palios	1,949,044	(2)(3)	8.4	%(2)(3)
Oppenheimer Funds, Inc.	1,500,000	(4)	6.5%
Anastasios Margaronis	193,639	(2)(5)	*
Ioannis Zafirakis	150,612	(2)(6)	*
Andreas Michalopoulos	152,219	(2)(7)	*
All directors and officers, as a group	2,445,514		10.6%

(1)	As at December 31, 2011 and 2010, Diana Shipping Inc. owned 14.4% and 54.6% of our common stock, respectively.

(2)
Of the total number of these shares, 266,664 were granted pursuant to the Company’s 2010 Equity Incentive Plan, of which an aggregate of 120,002 shares have vested and the remaining shares vest over a three year period from the grant date.

(3)
Of these shares, Mr. Palios may be deemed to beneficially own 95,238 common shares through Taracan Investments S.A., 154,970 common shares through Corozal Compania Naviera S.A., 309,941 common shares through Ironwood Trading Corp. and 1,373,990 common shares through Limon Compania Financiera S.A., companies for which he is the controlling person. As at December 31, 2011 and 2010, Mr. Palios beneficially owned 8.4% and less than 1%, respectively.

(4)
Oppenheimer Funds, Inc., or Oppenheimer, filed a Schedule 13G with the SEC on February 6, 2012, which states that the address of Oppenheimer is Two World Financial Center, 225 Liberty Street, New York, NY 10281, and that, as of December 31, 2011, Oppenheimer has shared voting and dispositive power with respect to 1,500,000 common shares, consisting of shares beneficially owned by Oppenheimer and Oppenheimer Equity Income Fund, Inc.

(5)	Mr. Margaronis may be deemed to beneficially own 82,706 of these common shares through Weever S.A., a company of which he is the controlling person.

(6)	Mr. Zafirakis may be deemed to beneficially own 43,607 of these common shares through D&G S.A., a company of which he is the controlling person.

(7)	Mr. Michalopoulos may be deemed to beneficially own 45,113 of these common shares through Love Boat S.A., a company of which he is the controlling person.

*Less than 1%.

B.  Related Party Transactions

Diana Shipping Services S.A.

We have entered into an Administrative Services Agreement with DSS, relating to the provision of administrative services to us, for which please refer to Item 4.B. "Administrative Services Agreement". In both 2011 and 2010, fees for administrative services amounted to $0.1 million for each year.

We, through our wholly owned subsidiaries, have also entered into Vessel Management Agreements with DSS, relating to the provision of management services for our vessels, for which please refer to Item 4.B. "Vessel Management Agreements". In 2011 and 2010, fees for management services amounted to $0.8 million and $0.2 million and commissions on charter hire amounted $0.3 million and $0.1 million, respectively.

Diana Enterprises Inc.

We have entered into a Broker Services Agreement with Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, for which please refer to Item 4.B. "Broker Services Agreement". In 2011 and 2010, fees for broker services amounted to $1.2 million and $0.6 million, respectively.

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

On June 15, 2011, in connection with Diana Shipping’s purchase of 2,666,667 shares in a private placement in June 2011, we entered into a registration rights agreement with Diana Shipping covering the common shares purchased by Diana Shipping in the private placement. Pursuant to the terms of this registration rights agreement, Diana Shipping shall have the same rights, and shall be subject to the same terms and conditions, as Diana Shipping has with respect to its shares of common stock held prior to the June 2011 private placement under the April 2010 registration rights agreement.

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

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November substantially equal to approximately 70% of our available cash from operations during the previous quarter after the payment of cash expenses. The remaining available cash from operations is expected to be used for reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. In 2011 we made two dividend payments relating to the second and third quarters of 2011 in the amounts of $0.03 per share and $0.15 per share paid on August 25, 2011 and December 14, 2011, respectively.

While we have declared and paid cash dividends on our common shares in 2011, there can be no assurance that dividends will be paid in the future. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, or whiles a company is insolvent or would be rendered insolvent by the payment of such a dividend.

 In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled "Risk Factors."

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

The high and low closing prices for our common shares for the periods set forth below were as follows:

Periods	Low	High

For the period from January 19 to December 31, 2011	$4.58	$13.15

January 19, 2011 to March 31, 2011	$11.74	$12.99
2nd Quarter ended June 30, 2011	6.6	13.15
3rd Quarter ended September 30, 2011	4.58	7.17
4th Quarter ended December 31, 2011	4.66	5.58

For the month ended:	Low	High

August 2011	$4.71	$6.76
September 2011	4.58	5.28
October 2011	4.66	5.58
November 2011	4.83	5.28
December 2011	4.67	5.43
January 2012	5.55	7.15
February 2012*	6.70	7.03

*As of February 22, 2012

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

C.  Material Contracts

The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, for the two years immediately preceding the date of this annual report.  Each of these contracts is attached as an exhibit to this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is as party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Symeon Palios, and Item 6.B for a discussion of our 2010 Equity Incentive Plan and our 2012 Amended and Restated Equity Incentive Plan.

D.  Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.  Taxation

 The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and its shareholders of the common stock. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Company’s U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S Holders, each as defined below, of the common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

    ●           we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States, or U.S. corporations; and

either:

●	more than 50% of the value of our common stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which we refer to as the "50% Ownership Test," or

●
our common stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to U.S. corporations or in the United States, which we refer to as the "Publicly-Traded Test."

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

We believe that we satisfied the Publicly-Traded Test for the 2011 taxable year and were not subject to the 5 Percent Override Rule and we intend to take that position on our 2011 U.S. federal income tax returns.

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

We do not anticipate that we will have any vessel operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock, other than certain pro-rata distributions of our common stock, to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates, through taxable years beginning on or before December 31, 2012, provided that (1) the common stock is readily tradable on an established securities market in the United States such as the Nasdaq Global Market, on which our common stock is traded; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. A U.S. Holder’s tax basis in the common stock generally will equal the U.S. Holder’s acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a "Mark-to-Market" Election.

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which it holds our common stock and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock, other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes, that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

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

If you sell your common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

Under certain circumstances, U.S. Holders may be subject to certain IRS information reporting obligations, including under Code Section 6038D, with respect to their ownership of common shares.  U.S. Holders are encouraged to consult their tax advisors regarding any information reporting obligations that may apply to their particular situation.

F.  Dividends and paying agents

Not Applicable.

G.  Statement by experts

Not Applicable.

H.  Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.   Subsidiary information

Not Applicable.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

At December 31, 2011, we had no debt outstanding. Total interest incurred under our loan facilities during 2011 and 2010 amounted to $0.6 million and $0.3 million, respectively. The weighted average interest rate was 2.77% for 2011 and 2.82% for 2010 and the respective interest rates ranged from 2.67% to 2.87% including margins for 2011 and 2.69% to 2.93% including margins for 2010. An average increase of 1% in 2011 interest rates would have resulted in interest expenses of $0.7 million, instead of $0.6 million, an increase of about 17%.

As of the date of this annual report, we have $83.9 million of debt outstanding and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur about half of our operating expenses (around 53% in 2011) and a small part of our general and administrative expenses (around 10% in 2011) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. In addition, the purchase price of the two newbuilding containerships m/v Sagitta and m/v Centaurus was in Euros. In this respect, in June and July 2010, we entered into transactions to convert U.S. dollars to Euro. The result of these transactions was a gain from exchange differences of approximately $1.1 million, which is separately reflected in our 2010 consolidated statement of operations.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.   Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2011 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18, and such report is incorporated herein by reference.

d) Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A. Audit Committee Financial Expert

Mr. John Evangelou serves as the Chairman of the Company’s Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an "audit committee financial expert," as defined in Form 20-F and is "independent" according to Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website:  http://www.dcontainerships.com, under "Corporate Governance."  Copies of our Code of Ethics are available in print upon request to Diana Containerships Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

a)  Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2011 amounted to Euro 246,000 or $352,500 and in 2010 amounted to Euro 282,000 or $379,142 and relate to audit services provided in connection with the audit and SAS 100 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting (in 2011) as well as audit services performed in connection with the Company’s public and private offerings and registration statement.

b)  Audit-Related Fees

None.

c)  Tax Fees

None.

d)  All Other Fees

None.

e) Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

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

Purchases of Equity Securities by Diana Shipping for the year ended December 31, 2011

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in US $ that may Yet Be Expected on Share Repurchases Under Programs
June 2011	2,666,667	$7.50	0	N/A

Total	2,666,667	$7.50	0	N/A

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

•	As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of two members;

•
As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the nominations process. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process;

•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present;

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances;

•
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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.   Financial Statements

See Item 18.

Item 18.   Financial Statements

The financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.   Exhibits

(a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	2010 Equity Incentive Plan (7)
4.4	2012 Amended and Restated Equity Incentive Plan
4.5	Administrative Services Agreement (8)
4.6	Broker Services Agreement (9)
4.7	Form Of Vessel Management Agreement (10)
4.8	Non-Competition Agreement With Diana Shipping Inc. (11)
4.9	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA (12)
4.10
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc. (13)

4.11	Loan Agreement, dated December 16, 2011, by and between the Royal Bank of Scotland plc and Diana Containerships Inc.
4.12	Memorandum of Agreement for m/v Maersk Madrid (14)
4.13	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (15)
4.14	Memorandum of Agreement for m/v Maersk Malacca (16)
4.15	Memorandum of Agreement for m/v Maersk Merlion (17)
4.16	Memorandum of Agreement for m/v Cap San Raphael
4.17	Memorandum of Agreement for m/v Cap San Marco
4.18	Memorandum of Agreement for m/v APL Sardonyx
4.19	Memorandum of Agreement for m/v APL Spinel
4.20	Registration Rights Agreement dated June 15, 2011(18)
4.21	Share Purchase Agreement dated June 9, 2011(18)
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as Exhibit 2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2)	Filed as Exhibit 3 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(3)	Filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(4)	Filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(5)	Filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(6)	Filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(7)	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(8)	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(9)	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(10)	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(11)	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12)	Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13)	Filed as Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(14)	Filed as Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(15)	Filed as Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(16)	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(17)	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-174053) on May 9, 2011.
(18)	Filed as Exhibits 4.14 and 4.15 to the Company’s Annual Report on Form 20-F on June 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: February 23, 2012

DIANA CONTAINERSHIPS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-3

Consolidated Balance Sheets as at December 31, 2011 and 2010	F-4

Consolidated Statements of Operations for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-5

Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-5

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2011 and for the period from January 7, 2010 (date of inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the year ended December 31, 2011 and for the period from January 7, 2010 (date of inception) through December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

February 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Containerships Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company’s annual report on Form 20-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2011 and for the period from January 7, 2010 (date of inception) through December 31, 2010 of Diana Containerships Inc. and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

February 23, 2012

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2011 and 2010
(Expressed in U.S. Dollars, except for share data)

ASSETS	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$41,353,829	$11,098,284
Accounts receivable, trade	162,836	37,429
Due from related party (Note 3)	-	397,853
Inventories	1,832,387	623,643
Prepaid expenses	210,197	218,805

Total current assets	43,559,249	12,376,014

FIXED ASSETS:
Advances for vessel acquisitions and other vessel costs (Note 4)	6,634,239	-

Vessels (Note 5)	166,218,215	93,531,186
Accumulated depreciation (Note 5)	(7,391,468)	(1,453,877)
Vessels' net book value	158,826,747	92,077,309

Total fixed assets	165,460,986	92,077,309

Deferred financing costs (Note 6)	991,389	109,046
Restricted cash (Note 6)	-	786,800

Total assets	$210,011,624	$105,349,169

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$-	$1,361,538
Accounts payable, trade and other	1,918,389	436,251
Accrued liabilities	775,791	585,456
Due to related parties (Note 3)	318,402	-
Deferred revenue, current	102,431	45,431
Total current liabilities	3,115,013	2,428,676

Long-term debt, net of current portion (Note 6)	-	18,128,095
Deferred revenue, non-current	364,253	181,684

Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 8)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 23,076,161 and 6,106,161 issued and outstanding at December 31, 2011 and 2010, respectively (Note 8)	230,762	61,062
Additional paid-in capital (Note 8)	208,826,628	86,551,013
Accumulated deficit	(2,525,032)	(2,001,361)
Total stockholders' equity	206,532,358	84,610,714

Total liabilities and stockholders' equity	$210,011,624	$105,349,169

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars – except for share data)

	2011	2010
REVENUES:
Time charter revenues	$26,992,271	$5,734,716

EXPENSES:

Voyage expenses (Notes 3 and 9)	731,013	266,967
Vessel operating expenses (Note 9)	11,134,000	2,884,610
Depreciation (Note 5)	5,937,591	1,453,877
Management fees (Note 3)	650,000	203,000
General and administrative expenses (Note 3)	3,441,716	3,523,986
Foreign currency losses / (gains)	17,646	(1,043,563)

Operating income / (loss)	$5,080,305	$(1,554,161)

OTHER INCOME/(EXPENSES)

Interest and finance costs (Notes 6 and 10)	$(1,604,159)	$(511,291)
Interest income	153,892	64,091

Total other expenses, net	$(1,450,267)	$(447,200)

Net income / (loss)	$3,630,038	$(2,001,361)

Earnings / (loss) per common share, basic and diluted (Note 11)	$0.23	$(0.45)

Weighted average number of common shares, basic (Note 11)	15,536,028	4,449,431

Weighted average number of common shares, diluted (Note 11)	15,543,916	4,449,431

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31,2010
(Expressed in U.S. Dollars)

	2011	2010

Net income / (loss)	$3,630,038	$(2,001,361)

Comprehensive income / (loss)	$3,630,038	$(2,001,361)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars – except for share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total

- Net loss	-	$-	$-	$(2,001,361)	$(2,001,361)
- Issuance of common stock at $1.0 per share	500	5	495	-	500
- Issuance of common stock at $15.0 per share, net of issuance costs	5,892,330	58,924	85,221,972	-	85,280,896
- Issuance of restricted stock, at $15.0 per share and compensation cost on restricted stock	213,331	2,133	1,328,546	-	1,330,679

BALANCE, December 31, 2010	6,106,161	$61,062	$86,551,013	$(2,001,361)	$84,610,714

- Net income	-	$-	$-	$3,630,038	3,630,038
- Issuance of common stock at $7.5 per share, net of issuance costs	16,916,667	169,167	121,323,069	-	121,492,236
- Issuance of restricted stock, at $7.5 per share and compensation cost on restricted stock	53,333	533	952,546	-	953,079
- Dividends declared and paid (at $0.03 and $0.15 per share)	-	-	-	(4,153,709)	(4,153,709)

BALANCE, December 31, 2011	23,076,161	$230,762	$208,826,628	$(2,525,032)	$206,532,358

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in U.S. Dollars)

	2011	2010
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$3,630,038	$(2,001,361)

Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation	5,937,591	1,453,877
Amortization and write-off of deferred financing costs (Note 10)	680,524	110,587
Foreign exchange gains	-	(1,051,399)
Amortization of free lubricants benefit	(45,431)	-
Compensation cost on restricted stock awards (Note 8(b))	953,079	1,330,679
(Increase) / Decrease in:
Accounts receivable, trade	(125,407)	(37,429)
Due from related party	397,853	(397,853)
Inventories	(1,208,744)	(623,643)
Prepaid Expenses	8,608	(218,805)
Increase / (Decrease) in:
Accounts payable, trade and other	1,482,138	436,251
Accrued liabilities	190,335	585,456
Due to related parties	318,402	-
Deferred revenue, current and non-current	285,000	227,115

Net Cash provided by / (used in) Operating Activities	$12,503,986	$(186,525)

Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs (Note 4)	(6,634,239)	-
Vessel acquisitions and other vessel costs (Note 5)	(72,687,029)	(93,531,186)
Net Cash used in Investing Activities	$(79,321,268)	$(93,531,186)

Cash Flows provided by Financing Activities:
Proceeds from long term debt	85,000,000	20,000,000
Repayments / Prepayments of long term debt	(104,670,000)	(330,000)
Issuance of common stock, net of issuance costs	121,492,236	85,281,396
Payments of financing costs	(1,382,500)	(400,000)
Cash dividends	(4,153,709)	-
Changes in restricted cash	786,800	(786,800)
Net Cash provided by Financing Activities	$97,072,827	$103,764,596

Effects of exchange rates on cash	-	1,051,399

Net increase in cash and cash equivalents	$30,255,545	$11,098,284

Cash and cash equivalents at beginning of period	$11,098,284	$-

Cash and cash equivalents at end of period	$41,353,829	$11,098,284

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$669,968	$154,633

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

1.             General Information

The accompanying consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. In April 2010, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 common shares to 500 million of common shares at par value $0.01 and 25 million of preferred shares at par value $0.01. On April 6, 2010, the Company completed a private offering under rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85.3 million. A controlling ownership interest of 54.6% over DCI’s common stock was acquired by Diana Shipping Inc. ("DSI") in this private offering.

On October 15, 2010, the Company filed a registration statement on Form F-4 with the US Securities and Exchange Commission, to register an aggregate of 2,558,997 common shares sold previously in the private offering. On October 19, 2010 the registration statement was declared effective. On January 19, 2011, and following DSI’s decision for a partial spin-off of 80% of its interest in DCI through a distribution to DSI’s shareholders, DCI began "regular way" trading on the Nasdaq Global Market.

On June 15, 2011, the Company completed a public offering in the United States under the United States Securities Act at 1933, as amended, the net proceeds of which amounted to $121.5 million, including $20.0 million invested by DSI in a concurrent private placement (Note 8(c)).

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. ("Lemongina"), which as at December 31, 2011, did not have any operations.

(d)	Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Maersk Madrid" (built in 1989), which was acquired on June 14, 2011 (Note 5).

(e)	Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Malacca" (built in 1990), which was acquired on June 22, 2011 (Note 5).

(f)	Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Merlion" (built in 1990), which was acquired on June 17, 2011 (Note 5).

(g)	Mejit Shipping Company Inc. ("Mejit"), was established for the purpose of acquiring container vessels. As at December 31, 2011, the Mejit did not have any operations (Note 14).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

(h)	Micronesia Shipping Company Inc. ("Micronesia"), was established for the purpose of acquiring container vessels. As at December 31, 2011, the Micronesia did not have any operations (Note 14).

(i)
Rongerik Shipping Company Inc. ("Rongerik"), entered into a Memorandum of Agreement with an unrelated third party company for the purchase of a 3,739 TEU capacity container vessel, "Cap San Marco" (built in 2001), for a purchase price of $33,000. The vessel was delivered in February 2012. (Note 4 and 14).

(j)
Utirik Shipping Company Inc. ("Utirik"), entered into a Memorandum of Agreement with an unrelated third party company for the purchase of a 3,739 TEU capacity container vessel, "Cap San Raphael" (built in 2002), for a purchase price of $33,000. The vessel was delivered in February 2012. (Note 4 and 14).

During 2011 and 2010, two charterers accounted for more than 10% of the Company’s revenues as follows:

Charterer	2011	2010
A	73%	51%
B	27%	41%

2.            Significant Accounting Policies and Recent Accounting Pronouncements

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

(c)
Other Comprehensive Income / (loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05 described below in new accounting pronouncements.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash includes minimum cash deposits required to be maintained under the Company’s borrowing arrangement.

(g)
Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2011 and 2010.

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

(j)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value, which is assessed at $200 and $350 per light-weight ton, depending on the vessel’s age and market conditions. A decrease in the useful life of a containership or in its residual scrap value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company’s exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company’s historical performance. The Company concluded based on this exercise that step two of the impairment analysis was not required and no impairment of vessels existed at December 31, 2011 as the undiscounted projected cash flows significantly exceeded their carrying value.

No impairment loss was identified or recorded for 2011 and 2010 and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

(l)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time-charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments, in connection with the repositioning of a vessel by the charterer to the vessel owner, are recognized in the period earned. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of a liability associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as revenues are earned.

(m)
Earnings / (Loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings / (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

(n)
Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the container vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(o)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

(p)
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

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(r)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

(s)
Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.  The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2011 and 2010.

(t)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, Presentation of Comprehensive Income (Topic 220), which revises the manner in which entities present comprehensive income in their financial statements. Current U.S. GAAP allows reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. One of those presentation options is to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This Update eliminates that option. In addition, current U.S. GAAP does not require consecutive presentation of the statement of net income and other comprehensive income. Finally, current U.S. GAAP does not require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income, which is required by the guidance in this Update. These changes apply to both annual and interim financial statements. These improvements will help financial statement users better understand the causes of an entity’s change in financial position and results of operations. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this Update were adopted by the Company as of June 30, 2011.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

3.            Transactions with a Related Party

Diana Shipping Services S.A. ("DSS" or the "Manager"): DSS, a wholly owned subsidiary of DSI, a Company’s major shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10,000; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc. ("Diana Enterprises"), a related party controlled by the Company’s Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040,000 until the completion of the public offering on June 15, 2011 (Note 8) and $1,300,000 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company pays a commission of 1% of the gross charterhire and freight earned by each vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

For 2011 and for the period from January 7 (inception date) to December 31, 2010, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises under the Broker Services Agreement between DSS and Diana Enterprises:

	For the year ended December 31, 2011	For the period from January 7, 2010 (inception date) to December 31, 2010
Management fees	$757,500	$203,000
Commissions	269,960	57,347
Administrative fees	120,000	88,000
Brokerage fees	1,181,556	606,667

From the total management fees for 2011, $650,000 are separately presented in the related accompanying consolidated statement of operations and $107,500 are included in Vessels and in Advances for vessel acquisitions and other vessel costs in the accompanying consolidated balance sheet of December 31, 2011. Management fees for the period from January 7, 2010 (inception date) to December 31, 2010 are separately presented in the related accompanying consolidated statement of operations. Commissions are included in Voyage expenses in the accompanying consolidated statements of operations. Administrative and brokerage fees are included in General and administrative expenses in the accompanying consolidated statements of operations.

As at December 31, 2011, an amount of $263,438 was due to DSS, for payments made by DSS on behalf of the Company, and is included in Due to related parties in the accompanying consolidated balance sheet. As at December 31, 2010 an amount of $397,853 was due from DSS, representing Company’s payments in excess of DSS charges, and is included in Due from related party in the accompanying 2010 consolidated balance sheet.

4.             Advances for Vessel Acquisitions and Other Vessel Costs

On December 19, 2011, Rongerik and Utirik, entered into two memoranda of agreement with an unrelated third party company, to acquire the 3,739 TEU capacity container vessels m/v "Cap San Marco" and m/v "Cap San Raphael", respectively, for the purchase price of $33.0 million, each. On December 20, 2011, the Company paid a 10% advance for each vessel, amounting to $3.3 million, each. The balance of the purchase price was paid in February 2012, when the vessels were delivered (Notes 7(c) and 14(b)).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

Each of the two vessels is chartered back to the seller for a period of about 36 months at $22,750 net per day per vessel for the first twelve months, $22,850 net per day per vessel for the second twelve months and for $23,250 net, per day per vessel for the final twelve months.

As at December 31, 2010, there were no advances for vessel acquisitions. As at December 31, 2011, the amount presented in the accompanying consolidated balance sheet is analyzed as follows:

2011
Advances for vessel acquisitions	6,600,000
Other related costs	34,239
6,634,239

5.            Vessels

On April 13, 2011, Ralik, Mili and Ebon, each entered into a Memorandum of Agreement with an unrelated third party company, to acquire one Panamax container vessel, the MV "Maersk Madrid", the MV "Maersk Malacca" and MV "Maersk Merlion", respectively, for the purchase price of $22.5 million, $24.0 million and $24.0 million, respectively (Note 1).

On April 18, 2011, the Company paid an aggregate amount of $7.05 million, being 10% of the vessels’ purchase price. On June 14, June 17 and June 22, 2011, Ralik, Ebon and Mili, took delivery of the respective vessels and paid the balance of the aggregate acquisition cost amounting to $63.45 million (excluding pre-delivery and other costs). The total cost of the vessels amounted to $72,687,029 and includes $2,187,029 of capitalized costs consisting of pre-delivery expenses and expenditures incurred to improve the efficiency and safety of the vessels.

Each of the three vessels is chartered to A.P. Møller-Maersk A/S for a period of minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of $21,450 gross.  The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of $25,000 gross, starting twenty-four (24) months after delivery of the vessel to the charterer.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	$93,531,186	$(1,453,877)	$92,077,309
- Acquisitions and other vessels' costs	72,687,029	-	72,687,029
- Depreciation for the period	-	(5,937,591)	(5,937,591)
Balance, December 31, 2011	$166,218,215	$(7,391,468)	$158,826,747

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

As at December 31, 2011, two of the Company’s vessels (m/v "Sagitta" and m/v "Centaurus") having a total carrying value of $89.1 million were provided as collateral to secure the terms and conditions of the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 6.

As at December 31, 2011 all vessels were operating under time charter agreements.

6.             Long-Term Debt, Current and Non-Current

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2010
DnB NOR Bank ASA	$-	$19,670,000
Less related deferred financing costs	-	(180,367)
Total	$-	$19,489,633

Current portion of long term debt	$-	$(1,361,538)
Total	$-	$18,128,095

DnB NOR Bank ASA: On July 7, 2010, Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus", for an amount of up to $40.0 million. An arrangement fee of $400,000 was paid on signing the facility agreement.

On July 9, 2010, the Company, through Likiep and Orangina, drew down the first two advances of $10.0 million each to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus". The Company drew down the remainder of the available facility amounting to $20.0 million on February 4, 2011. The loan was repayable in 24 quarterly installments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum. The Company paid commitment fees of 0.96% per annum on the undrawn portion of the loan, which for the period from January 1, 2011 through February 4, 2011 (date of drawdown of the remaining available loan balance) amounted to $18,133.

The loan was secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee and manager’s undertakings. The lender could also require additional security if the market values of the mortgaged ships did not cover 125% of the aggregate outstanding balance of the loan. The loan also included restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70%, and minimum liquidity of 4% of the funded debt (measured semi-annually and at the end of each calendar year) which as at December 31, 2010 is presented as Restricted cash in the accompanying consolidated balance sheets. Furthermore, the Company was not permitted to pay any dividends that would result to an event of default.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

The loan was refinanced with a loan agreement dated May 4, 2011, between DnB NOR Bank ASA and Likiep, Orangina, Mili, Ralik and Ebon, for a maximum of $85.0 million. The purpose of the new loan agreement was to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the vessels "Maersk Madrid","Maersk Merlion" and "Maersk Malacca" (Note 5) and for general working capital purposes. The loan was available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels "Sagitta" and "Centaurus" and $65.0 million and tranche 2 would be the lesser of 35% of the market value of each of the "Maersk Madrid", "Maersk Merlion" and "Maersk Malacca" and $20.0 million. Tranche 1 was available for drawing in a single drawdown and tranche 2 in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of approximately $1.1 million each, plus a balloon installment of $37.6 million that would be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. The Company paid $382,500 of arrangement fees on signing of the agreement and on May 6, 2011, the Company drew down Tranche 1 of $65.0 million, with which it repaid the then-outstanding balance of indebtedness under the loan facility dated July 7, 2010, amounting to $38.7 million plus interest.

The loan was secured with a first priority mortgage on each of the vessels, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months, and an unconditional, irrevocable guarantee from DCI. The lender also required the market values of the mortgaged ships to cover 125% of the aggregate outstanding balance of the loan. The loan also included restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70% and minimum liquidity of 4% of the funded debt. On June 20, 2011, the Company prepaid in full the outstanding balance under the loan with part of the proceeds of the follow-on offering in June 2011 (Note 8(c)), amounting to $65.0 million and the loan agreement was terminated. As a result of the extinguishment of both loans, the unamortized balance of the related finance costs, totaling to $641,654 was written-off to Interest and finance costs, in the accompanying consolidated statement of operations for the year ended December 31, 2011. The weighted average interest rate of the loan during 2011 and 2010 was 2.77% (including the original and the refinanced loans) and 2.82%, respectively.

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100.0 million (which may be increased to $150.0 million subject to further syndication) in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships").

The maximum amount available for drawing (the "Available Facility Limit") is subject to limits relating to the market value of the m/v "Sagitta" and the "Centaurus" and the market value or contract price and the age of the Additional Ships ("Vessel Limits") combined with limits relating with the average age of all the vessels under mortgage. The facility will be available for five years after the First Availability Date, being January 17, 2012, with the Available Facility Limit assessed at each draw down date and on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the Loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager’s undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan balance, depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

The Company paid an arrangement fee of 1%, or $1.0 million, on signing of the agreement and will pay an additional arrangement fee of 1% if the facility limit increases; an annual agency fee of $47,500 if one additional lender is involved in the agreement; or $60,000 if two or more additional lenders are involved in the agreement. The Company also pays commitment commissions of 0.99% of the available commitment since September 27, 2011 and are payable on the last day of each successive period of 3 months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

During 2011 and 2010, total interest incurred on long-term debt amounted to $551,004 and $273,596, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 10). Commitment fees incurred during 2011 and 2010 amounted to $282,133 and $96,000, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations (Note 10).

7.	Commitments and Contingencies

(a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of the 2010/11 policy year, which is the first year in which the Company’s vessels were entered into their P&I Association, or the 2011/12 policy year.

(b)
As at December 31, 2011, the minimum contractual charter revenues, net of related commissions, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $49.7 million in 2012, $25.9 million in 2013 and at $16.4 million in 2014, and also include the contracted revenues for the m/v "Cap San Marco" and the m/v "Cap San Raphael", delivered on February 6, 2012 (Notes 4 and 14(b)).

(c)
In December 2011, Rongerik and Utirik, entered into two memoranda of agreement to acquire the container vessels m/v "Cap San Marco" and m/v "Cap San Raphael" (Note 4), respectively, for the purchase price of $33.0 million, each. Upon the vessels’ delivery in February 2012, the Company paid the balance of the purchase price amounting to $59.4 million (Note 14(b)).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

8.             Capital Stock and Changes in Capital Accounts

(a)
Preferred stock and common stock: Under the amended articles of incorporation in April 2010 discussed in Note 1, the Company’s authorized capital stock consists of 500 million of common shares, par value $0.01 per share and 25 million of preferred shares at par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)
Incentive plan: On April 6, 2010, DCI adopted an equity incentive plan which entitles the Company’s directors, officers, employees, consultants and service providers to receive options to acquire the Company’s common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended on February 21, 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance. The plan is administered by our compensation committee, or such other committee of the Company's board of directors as may be designated by the board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During 2011, the Company’s executives received 53,333 shares of restricted common stock pursuant to the Company’s 2010 equity incentive plan, and in accordance with the terms and conditions of the Restricted Shares Award Agreements signed by the grantees. The fair value of the shares is $0.4 million, or $7.5 per share, and they are subject to applicable vesting as follows: (i) 25% or 13,333 shares vested on June 15, 2011; and (ii) the remaining shares vest ratably over three years by one third each year. Such shares bear non-forfeitable dividends and according to the provisions of ASC 260 "Earnings per Share" the Company considers them as participating securities in the earnings per share calculations. The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments.

As of December 31, 2011 and 2010, the Company had granted a total number of restricted stock awards of 266,664 and 213,331, respectively, of which 120,002 and 53,335 were vested, respectively. The fair value of the restricted shares has been determined with reference to the fair value of the Company’s stock on the grant date of the awards. The aggregate compensation cost is being recognized ratably in the consolidated statements of operations over the respective vesting periods. During 2011 and for the period from January 7, 2010 (inception date) to December 31, 2010, an amount of $953,079 and $1,330,679, respectively, was recognized in General and administrative expenses. At December 31, 2011 and 2010, the total unrecognized compensation cost relating to restricted share awards was $1.3 million and $1.9 million, respectively. At December 31, 2011, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.01 years.

(c)
Follow-on offering: On June 15, 2011, the Company completed a public offering in the United States under the United States Securities Act at 1933, as amended, of 14,250,000 common shares at the price of $7.5 per share, including 1,625,000 shares purchased by management and certain members of their family. Concurrently with the public offering, the Company sold 2,666,667 common shares to DSI in a private placement at the price of $7.5 per share. The net proceeds from the public offering and the private placement amounted to $121.5 million (including underwriting discounts and commissions and offering expenses payable by the Company) (Note 1).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

Stockholders Rights Agreement. On August 2, 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2011 and 2010, no Rights were exercised.

9.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2011	2010
Voyage Expenses
Bunkers	59,366	49,576
Commissions charged by third parties	401,687	160,044
Commissions charged by a related party (Note 3)	269,960	57,347
Total	731,013	266,967

Vessel Operating Expenses
Crew wages and related costs	5,283,166	1,251,308
Insurance	582,264	160,428
Spares and consumable stores	3,647,255	1,277,523
Repairs and maintenance	1,467,273	137,674
Tonnage taxes (Note 12)	26,856	12,744
Miscellaneous	127,186	44,933
Total	11,134,000	2,884,610

10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2011	2010
Interest expense (Note 6)	551,004	273,596
Amortization and write-off of deferred financing costs	680,524	110,587
Commitment fees (Note 6)	282,133	96,000
Other	90,498	31,108
Total	1,604,159	511,291

11.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan (146,662 as at December 31, 2011) receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the 2011 amounted to 4,153,709. The Company did not declare any dividends in the period from January 7, 2010 (inception date) to December 31, 2010.  For 2011, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive. For the period ended December 31, 2010, and on the basis that the Company incurred losses from continuing operations, the effect of incremental shares would be anti-dilutive and therefore basic and diluted losses per share are the same amount.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

	2011		2010
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss)	$3,630,038	$3,630,038	$(2,001,361)	$(2,001,361)
Less distributed and undistributed earnings attributable to restricted shares	(33,948)	-	-	-
Net income / (loss) available to common stockholders	3,596,090	3,630,038	(2,001,361)	(2,001,361)

Weighted average number of common shares outstanding	15,536,028	15,536,028	4,449,431	4,449,431
Effect of dilutive restricted shares	-	7,888	-	-
Total shares outstanding	15,536,028	15,543,916	4,449,431	4,449,431

Earnings / (loss) per common share	$0.23	$0.23	$(0.45)	$(0.45)

12.	Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 9).

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in US Dollars – except for share data)

After the partial spin-off was completed, the Company believes that satisfies the Publicly-Traded Test and is not subject to the 5 Percent Override Rule. However, there are factual circumstances beyond the control of the Company that could cause it to lose the benefit of the Section 883 exemption. For example, there is a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.

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

Based on its U.S. source Shipping Income for 2011 and for the period ended December 31, 2010, the Company would be subject to U.S. federal income tax of approximately $21,600 and $8,000, respectively in the absence of an exemption under Section 883.

13.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan as at December 31, 2010 approximates its recorded value, due to its variable interest rate.

14.          Subsequent Events

(a)
Memoranda of agreement: On January 9, 2012, Mejit and Micronesia, each entered into one memorandum of agreement with APL (Bermuda) Ltd for the purchase of the container vessels, "APL Sardonyx" and "APL Spinel", respectively, for the purchase price of $30.0 million each. Both vessels are chartered back to the seller for a period of about 24 months for a daily rate of $24,750, each. The charterers have the option to employ the vessel for another 12 months at the daily rate of $24,750 per day and a further 12 months thereafter at the rate of $28,000 per day. On January 11, 2012, a 10% advance was paid for each vessel amounting to $3.0 million and on February 17, 2012, when the m/v "APL Sardonyx" was delivered, the Company paid the balance of the purchase price amounting to $27.0 million. The m/v "APL Spinel" is expected to be delivered in March 2012.

(b)
Vessel deliveries: On February 6, 2012, the Company took delivery of vessels "Cap San Raphael" and "Cap San Marco" (Note 4). On delivery of the vessels, the Company paid the balance of the purchase price amounting to $59.4 million and the vessels were placed in the service of the charterer, according to the terms of the charters attached to the memoranda of agreement.

(c)
Loan drawdowns: On January 17, 2012, the Company drew down $48.75 million under the credit facility with RBS (Note 6) to refinance part of the acquisition cost of vessels "Sagitta" and "Centaurus". On February 8 and 21, 2012 the Company drew down and aggregate of $35.15 million to refinance part of the acquisition cost of the vessels “Cap San Raphael", “Cap San Marco" and “APL Sardonyx".

(d)
Declaration of dividends: On February 23, 2012, the Company declared dividends amounting to $3.5 million, or $0.15 per share, payable on or about March 22, 2012 to stockholders of record as of March 8, 2012.