Form 20-F/A
period 2011-12-31
Diana Containerships Inc.
filed 2012-02-28
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

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
☐ Yes           ☐  No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on February 23, 2012 ("2011 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

PART III

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101
The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on February 23, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as at December 31, 2011 and 2010;

(2) Consolidated Statements of Operations for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010;

(3) Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010;

(4) Consolidated Statements of Stockholders' Equity for the year ended December 31, 2011  and the period from January 7, 2010 (date of inception) through December 31, 2010;

(5) Consolidated Statements of Cash Flows for the year ended December 31, 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010; and

(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: February 28, 2012