Form 20-F
period 2012-12-31
Diana Containerships Inc.
filed 2013-02-20
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, there were 32,191,964 shares of the registrant's common stock outstanding.

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
☒ Yes    ☐ No
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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                      Key Information

A.        Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the year ended December 31, 2012 and as of December 31, 2011 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP". The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the years ended December 31,		For the period from January 7, 2010 (inception date) to December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Time charter revenues	$56,631	$26,992	$5,735
Voyage expenses	1,404	731	267
Vessel operating expenses	28,969	11,134	2,885
Depreciation	12,476	5,937	1,454
Management fees	1,551	650	203
General and administrative expenses	3,468	3,442	3,524
Foreign currency losses / (gains)	(194)	18	(1,044)

Operating income / (loss)	8,957	5,080	(1,554)
Interest and finance costs	(3,066)	(1,604)	(511)
Interest income	78	154	64

Net income / (loss)	$5,969	$3,630	$(2,001)

Earnings / (loss) per common share, basic	$0.22	$0.23	$(0.45)

Earnings / (loss) per common share, diluted	$0.22	$0.23	$(0.45)

Dividends declared and paid, per share	$1.00	$0.18	$-

Weighted average number of common shares, basic	26,934,533	15,536,028	4,449,431

Weighted average number of common shares, diluted	26,934,533	15,543,916	4,449,431

	As of and for the years ended December 31,		As of and for the period from January 7, 2010 (inception date) to December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except for fleet data and average daily results)

Balance Sheet Data:
Cash and cash equivalents	$31,526	$41,354	$11,098
Total current assets	36,912	43,559	12,376
Vessels' net book value	260,945	158,827	92,077
Total assets	337,045	210,011	105,349
Total current liabilities	6,110	3,114	2,429
Long-term debt (net of unamortized deferred financing costs)	91,906	-	19,490
Deferred revenue, non-current	271	364	182
Total stockholders' equity	$238,758	$206,533	$84,611

Cash Flow Data:
Net cash provided by / (used in) operating activities	$31,346	$12,504	$(186)
Net cash used in investing activities	(149,960)	(79,321)	(93,531)
Net cash provided by financing activities	108,786	97,073	103,764
Fleet Data:
Average number of vessels (1)	8.6	3.6	1.0
Number of vessels at end of period	10.0	5.0	2.0
Ownership days (2)	3,156	1,320	361
Available days (3)	3,156	1,320	361
Operating days (4)	3,150	1,311	352
Fleet utilization (5)	99.8%	99.3%	97.5%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$17,499	$19,895	$15,146
Daily vessel operating expenses (7)	9,179	8,435	7,991

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

	For the years ended December 31,		For the period from January 7, 2010 (inception date) to December 31,
	2012	2011	2010
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$56,631	$26,992	$5,735
Less: voyage expenses	(1,404)	(731)	(267)

Time charter equivalent revenues	$55,227	$26,261	$5,468

Available days	3,156	1,320	361
Time charter equivalent (TCE) rate	$17,499	$19,895	$15,146

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

Our growth generally depends on continued growth in world and regional demand for containership services, and the global economic slowdown that commenced in 2008 and from which the global economy has not fully recovered resulted in decreased demand for containerships and a related decrease in charter rates that have not fully recovered.

The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates have since improved and stabilized somewhat, although such improvement may not be sustainable and rates remain below their long-term averages and could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, of which five are scheduled to expire in 2013, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. For instance, we have vessels whose charter expire in 2013, for which the current one-year time charter rate is significantly less than the charter rate payable under the charters we currently have in place. If the charter market is depressed when our containerships' charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.

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

Our vessels are employed on time charter, to an aggregate of 5 different charterers.  Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

According to industry sources, newbuilding containerships with an aggregate capacity of 3.42 million TEU were on order, representing 21.1% of the total fleet capacity as of January 31, 2013. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. During the economic downturn that began in 2008, the debt and equity capital markets were severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and continuing weak economic conditions have made, and will likely continue to make, it difficult to obtain financing. A weak state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed, and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, or otherwise take advantage of business opportunities as they arise.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Management Code for the Safe Operation of Ships and Pollution Prevention.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.  For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial, or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

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

Continuing conflicts and recent developments in the Middle East including Libya and Syria and North Africa, including Egypt, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Specifically, we intend to comply with all applicable sanctions against Cuba, Iran, Sudan and Syria, and any other countries identified by the U.S. Department of State as state sponsors of terrorism. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Any violation of such restrictions could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our Manager will conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our Manager will obtain the historical operating data for any secondhand vessels we may acquire in the future from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired and may also in the future acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

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

We believe that the market value of the mortgaged vessels in our fleet is in excess of amounts required under our current credit facility.  However, if the market values of our vessels, which are at relatively low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	containership experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

In 2012 and 2011 we made dividend payments in the aggregate amount of $1.00 and $0.18 per share, respectively, and have declared a dividend of $0.30 per share on February 19, 2013. We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

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

If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	acquire new vessels;

•	enter into new charters for our vessels;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it would undermine our ability to establish our operations and implement our growth successfully.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Currently, we have secured time charters for our vessels with minimum remaining durations between 1 and 37 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may not be able to implement our growth successfully

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

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

We have acquired re-sale newbuilding vessels in the past. As we grow our fleet in the future, we may acquire additional newbuildings. The completion and delivery of newbuildings could be delayed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to finance the constructions of the vessels; or

•	an inability to obtain requisite permits or approvals.

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

Diana Shipping currently owns approximately 10.4% of our outstanding common stock and our executive officers collectively own approximately 8.1% of our outstanding common stock. Accordingly, Diana Shipping and our management have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping and our management continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.

Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.

Diana Shipping currently owns approximately 10.4% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We cannot assure you that we will be able to borrow amounts under our credit facility  and restrictive covenants in our credit facility  may impose financial and other restrictions on us.

We entered into a $100.0 million secured revolving credit facility (which may be increased to $150.0 million subject to further syndication) with the Royal Bank of Scotland plc, or RBS, in December 2011 in order to refinance part of the acquisition costs of the container vessels m/v Sagitta and m/v Centaurus, to finance part of the acquisition cost of our container vessels, m/v Cap San Marco, m/v Cap San Raphael and m/v APL Sardonyx and m/v APL Spinel. As of December 31, 2012 and the date hereof, we had $92.7 million of debt outstanding under our facility. Our ability to borrow amounts under the facility is in all cases subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the facilities without obtaining a waiver or consent from the lender.

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

The operation of an ocean-going vessel carries inherent risks, any of which could increase our costs or lower our revenues. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, political action in various countries, war, labor strikes, or adverse weather conditions; and

•	loss of revenue during vessel off-hire periods.

Under the vessel management agreements, our Manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels' fair market value. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

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

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2012 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute "passive income," and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we may be deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

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

Risks Relating to our Common Shares

We may be unable to maintain our listing on the Nasdaq Global Select Market, which would adversely affect the value of our common shares and make it more difficult for you to monetize your investment.

Nasdaq Global Select Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

If the share price of our common shares fluctuates, you could lose a significant part of your investment.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the other risks described under "— Risk Factors Relating to Our Common Shares" and the following:

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist or piracy acts;

•	future sales of our common shares or other securities; and

•	investors' perception of us and the international containership sector.

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

As of the date of this annual report, we have 32,191,964 shares of common stock outstanding. The market price of our common stock could decline from their current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part with equity financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500 million common shares and 25 million preferred shares, each with a par value of $0.01 per share. Therefore, subject to the rules of the Nasdaq Global Select Market that are applicable to us, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders' proportionate ownership interest in us may decrease;

•	the relative voting strength of each previously outstanding share may be diminished;

•	the market price of our common stock may decline; and

•	the amount of cash available for dividends payable on our common stock, if any, may decrease.

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

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding common shares entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Business Development and Capital Expenditures and Divestitures

In April 2010, we sold an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act pursuant to the purchase/placement agreement, dated March 29, 2010, by and between us and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares, with aggregate net proceeds of $85.3 million. In November 2010, 2,558,997 of these common shares were registered with the SEC, pursuant to a registration statement on Form F-4 (Registration No. 333-169974) filed with the Commission on October 15, 2010. Our shares became available to trade regularly on the Nasdaq Global Market on January 19, 2011 under the symbol "DCIX".

In 2010, we acquired from third party sellers, two Panamax container vessels, the m/v Sagitta and m/v Centaurus for Euro 37.3 million each (or $45.7 million and $47.2 million respectively).

In July 2010, we, entered into a secured term loan agreement with DnB NOR Bank ASA for an amount of up to $40 million to finance part of the acquisition cost of the m/v Sagitta and m/v Centaurus. We drew down an aggregate of $20 million in July 2010 and the remaining $20 million in February 2011. In May 2011, the loan was refinanced through a new loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to also finance part of the cost of the three Maersk vessels that we acquired in June 2011 and for working capital. In May 2011, we drew down $65.0 million which was prepaid in full in June 2011.

During 2011, we acquired from Maersk Line UK Ltd. and A.P. Moller Singapore Pte. Ltd) three Panamax container vessels, the m/v Maersk Madrid for $22.5 million and m/v Maersk Malacca, and m/v Maersk Merlion for $24 million each. All three vessels were chartered back to A.P. Møller-Maersk A/S.

In June 2011, we sold 16,916,667 shares at the price of $7.50 per share, including 1,625,000 shares purchased by management and certain members of their family and 2,666,667 shares purchased by Diana Shipping, each at $7.50 per share. The net proceeds from the offering amounted to approximately $121.5 million including $20.0 million invested by Diana Shipping.

In December 2011, we entered into an agreement for a revolving credit facility of up to US$100 million with the Royal Bank of Scotland plc, which may be increased to US$150 million subject to further syndication. The credit facility has a term of five years and bears interest at the rate of 2.75% over LIBOR. We also pay a commitment fee of 0.99% per annum on the undrawn amount of the facility. In 2012, we drew down an aggregate amount of $92,700, which remains currently outstanding.

During 2012 we acquired five Panamax container vessels: two from APL (Bermuda) Ltd., the m/v APL Sardonyx and m/v APL Spinel, for $30 million each; two from Reederei Santa Containerschiffe GmbH & Co. KG, the m/v Cap San Marco renamed subsequently to Cap Domingo and m/v Cap San Raphael renamed subsequently to Cap Doukato, for $33 million each; and one from Neptune Orient Lines Ltd., the m/v APL Garnet, for $30 million. All vessels were chartered back to their respective sellers.

In July 2012, we completed a public offering in the United States under the United States Securities Act at 1933, as amended, for 8,100,000 common shares at the price of $6.25 per share. On August 10, 2012, the underwriters exercised an overallotment option and purchased an additional amount of 1,015,803 shares. The net proceeds from the public offering, including the overallotment option, amounted to $53.9 million (net of underwriting discounts and commissions and offering expenses payable by the Company).

In February 2013, we entered into a Memorandum of Agreement with Hanjin Shipping Co., Ltd., Seoul, for the purchase of a 1993-built Panamax container vessel of approximately 4,024 TEU capacity, the m/v "Hanjin Malta", for a purchase price of $22 million. The vessel is expected to be delivered to us from the sellers in mid-March 2013. The vessel is to be chartered back to Hanjin Shipping Co. Ltd., Seoul (or a nominee to be fully guaranteed by Hanjin Shipping Co. Ltd., Seoul), for a period of minimum thirty-six and a half (36.5) months to maximum thirty-eight (38) months at a daily gross rate of $25,550 per day.

B.                 Business Overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own and operate containerships and pursue containership acquisition opportunities.

As of the date of this report, our fleet, including the vessel we have recently agreed to acquire, consists of eleven containerships with a combined carrying capacity of 46,175 TEU and a weighted average age of 16.1 years. As at December 31, 2012, our fleet consisted of ten containerships and a weighted average age of 15.6 years. As at December 31, 2011, our fleet consisted of five containerships with a combined carrying capacity of 20,486 TEU and a weighted average age of 15.0 years. Finally, as at December 31, 2010, our fleet consisted of two containerships with a combined carrying capacity of 6,852 TEU and a weighted average age of 0.6 years.

During 2012, 2011, and 2010, we had fleet utilization of 99.8%, 99.3%, and 97.5%, respectively, our vessels achieved a daily time charter equivalent rate of $17,499, $19,895, and $15,146, respectively, and we generated revenues of $56.6 million, $27.0 million and $5.7 million, respectively.

Set forth below is summary information concerning our fleet as at February 19, 2013.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU

Container Vessels

SAGITTA	A	$22,000	1.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	13-Apr-13 - 13-Aug-13
2010 3,426
MAERSK MALACCA	B	$21,450	1.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	1
1990 4,714
MAERSK MERLION	B	$21,450	1.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13
1990 4,714
MAERSK MADRID		$21,450	1.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13
1989 4,206
CAP DOMINGO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	2,3
(ex Cap San Marco)		$22,850			6-Feb-13	6-Feb-14
2001 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	2,3
(ex Cap San Raphael)		$22,850			6-Feb-13	6-Feb-14
2002 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	1.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	3,4,5
1995 4,729
APL GARNET	D	$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	3
1995 4,729
APL SPINEL	D	$24,750	1.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	3,4,5
1996 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd., Seoul	15-Mar-13	30-Mar-16 - 15-May-16	3,6
1993 4,024
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Commission of charterhire paid to third parties, excluding 1% commission paid to Diana Shipping Services S.A. as part of management fees.
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

2 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

3 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

5 Since December 28, 2012 charterers have changed to NOL Liner (Pte) Ltd.
6 Estimated dates based on expected date of delivery from sellers to owners.

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

Management of Our Fleet

Diana Shipping Services S.A., or DSS, performs commercial and technical management services for our vessels. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We believe that the fees and commissions we pay under the Administrative Services Agreement, Broker Services Agreement and Vessel Management Agreements are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see "— Administrative Services Agreement," "— Broker Services Agreement" and "— Vessel Management Agreements."

We have established a new wholly-owned subsidiary, Unitized Ocean Transport Limited, or UOT, for the purpose of providing management services similar to those provided currently by our Manager, including vessel commercial and technical management, administrative services, and ship brokering services.  We, and our vessel-owning subsidiaries, intend to enter into new agreements with UOT for the provision of these management services after March 1, 2013.  We expect the material terms of these new management agreements with UOT to be substantially similar to our agreements with DSS.

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

Maintain a strong balance sheet

We have a strong balance sheet and we intend to maintain relatively low debt levels compared to other public shipping companies. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchase opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the containership market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

Provide an attractive yield to shareholders through quarterly dividends

We currently intend to continue to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

Our Customers

Our customers include national, regional, and international companies, including A.P. Møller-Maersk A/S, CSAV, Valparaiso, Reederei Santa, Containerschiffe, GMbH & Co. KG and APL (Bermuda) Ltd. During 2012, A.P. Møller-Maersk A/S, Reederei Santa and APL (Bermuda) Ltd,  and during 2011, and 2010, A.P. Møller-Maersk A/S, and CSAV, each accounted for more than 10% of our revenues in each year and in aggregate accounted for 90%, 100% and 92% of our revenues, respectively. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

The International Containership Industry

The information and data in this section relating to the international containership industry has been provided by Drewry Maritime Research (Drewry) and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international containership industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the containership industry.

Container Shipping - Introduction

Container shipping was first introduced in the 1950s and since the late 1960s has become the most common method for transporting many industrial and consumer products by sea. Container shipping is performed by shipping lines (liners) who operate frequent scheduled services, similar to a passenger airline, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilization level.

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20 foot equivalent unit or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. A 40 foot long container is equivalent to 2 TEU. There are specialized containers of both sizes to carry refrigerated perishables or frozen products as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals.

A container shipment begins at the shipper's premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as trans-shipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver's premises by truck, rail or barge.

Container shipping occupies an increasingly important position in world trade and it is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade. Historically, this growth has been sustained by general increases in world trade, urbanization, increased global sourcing and manufacturing and continuing penetration of the general cargo market. Some major container shipping companies have also shown a trend to charter an increased percentage of their fleets from third party owners on competitive long-term charters as opposed to purchasing vessels outright.

Container shipping has a number of advantages compared with other shipping methods, including:

Less Cargo Handling:

Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

Efficient Port Turnaround:

With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo vessels.

Highly Developed Intermodal Network:

Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas and to final destinations, benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. A sophisticated port and intermodal industry has developed to support container transportation.

Reduced Shipping Time:

Containerships can travel at speeds of up to 25 knots per hour, even in rough seas, thereby transporting cargo over long distances in relatively short periods of time. This speed reduces transit time and facilitates the timeliness of regular scheduled port calls, compared to general cargo shipping. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most operators have reduced speeds and deployed more ships on some voyage strings. Many post-Panamax vessels are now sailing at under 15 knots on some major east-west backhaul lanes as part of global slow-steaming strategies to reduce costs. This has also had a positive environmental effect in helping to reduce ship emissions.

Types of Container Ship

Containerships are typically "cellular," which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or "ro-ro" ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be "geared," which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller. All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities. Ships range in size from vessels able to carry less than 500 TEU, to those with capacity up to 16,000 TEU. The main categories of ship are broadly as follows:

•	Very Large:

Very Large ships (in excess of 10,000 TEU) are currently exclusively deployed on the Asia-North Europe and Mediterranean and Trans-Pacific trades. Middle East trades could at some stage see the deployment of ships of over 10,000 TEU (e.g. to/from Asia, the Mediterranean and Europe).

•	Large:

Large ships have a capacity of 8,000 to 9,999 TEU and are currently deployed on the Trans-Pacific, Asia-Middle East and Asia to East Coast Latin America lanes.

•	Post Panamax:

Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in mid-2015, which will allow ships up to 13,500 TEU to transit the waterway. Ships of this size can be considered as the workhorses of many smaller trade routes outside of the main east-west arteries.

•	Panamax:

Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

•	Intermediate:

In this category the ships range in size between 2,000 and 2,999 TEU and are generally able to trade on all lanes.

•	Handysize:

Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades – a primary example being the extensive intra-Asian trades.

•	Feeder:

Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

While new investment in the container shipping industry has tended to concentrate on building gearless vessels for the larger trade lanes as port infrastructure improves, geared vessels are still very important for regional trade lanes and areas such as West Africa, the eastern coast of South America and certain Asian regions, including Indonesia, where port infrastructure may be poor or, in some cases, non-existent.

Containership Demand

Global container trade has increased every year since the introduction of long-haul containerized shipping lanes in the late 1960s, with the exception of 2009.

In 2009 the volume of container trade contracted for the first time in history, due to the severity of the worldwide recession. For the year as a whole the volume of global container trade was about 8.7% below that of the corresponding period in 2008. However, in 2010, global container trade recovered in the wake of renewed growth in the world economy, and inventory re-building, with cargo volumes increasing by some 15 per cent on the previous year.  In 2011, approximately 163 million TEU of containerized cargo was transported by sea, representing an increase of some 8.2% on 2010, with the lower rate of growth reflecting renewed weakness in the world economy. In 2012 the available data indicates that cargo volumes continued to grow in absolute terms.   Full year data yet for cargo volumes in 2012 is not yet available, but the initial figures suggest that global container cargo growth was about 4.0% over 2011.

The long term trend in world container cargo volumes between 1991 and 2011 is shown in the chart below.  Between these years world container trade grew at a compound growth average growth rate (CAGR) of 8.5 per cent, making it the fastest growing sector of international shipping by far.  By comparison, the average increase in dry bulk trades over this same period was closer to 3.6% per annum.

World Container Cargo: 1991 to 2011

(Million TEU per annum)

Source: Drewry

Another measure of containership demand is world container port throughput. World container port throughput is made up of three different traffic streams: loaded containers, empty containers and transhipment containers (full and empty).  The following chart shows world container port throughput from 1991 to 2011 in terms of both loaded and empty container movements on a global basis.  During this period port movement of containers increased by approximately six times from just over 90 million TEU in 1991 to 594 million TEU in 2011.

World Container Port Throughput Including Empty Containers and Trans-shipments

1991 to 2011

(Million TEU per annum)

Source: Drewry

It should be noted that high growth rate in the container market has at times outpaced investment in port and canal infrastructure with the consequence that occasionally there has been congestion in some parts of the transportation chain. Congestion increases ships' time in transit and reduces overall efficiency. Finally, as the largest containerships are deployed in the major trade lanes, incremental tonnage is required to feed cargo to these mother ships from ports that do not have either the volume or the infrastructure to serve very large vessels of over 10,000 TEU of nominal capacity ("Very Large" vessels) directly. In this context both congestion and increased transshipment absorb shipping capacity, but do not add any growth to the overall container market.

Drivers of Container Seaborne Trade Demand

The growth in world container trade is primarily driven by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. Therefore, container trade growth is in part dependent on levels of economic growth and regional/national gross domestic product, or GDP. GDP serves as the best indicator of prospective container volumes and historically container trades have grown at a multiple of 2.5 to 3.0 times GDP growth, although in 2008/09 this was not the case.  However, the data for 2010 and 2011 show that the GDP/trade multiple was again close to the historical average.

Inexpensive and reliable containerized transport has facilitated manufacturing and distribution processes that have accompanied globalization, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little or no impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of containerized transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on "just-in-time" delivery methods, which are facilitated by the fast transit times and frequent, reliable services offered by container line operators and the intermodal industry. However, the increased incidence of slow steaming by the liners has meant that reliability has become more important than speed to market. In addition to the effect of general economic conditions, there are several structural factors that also impact global container trade, including:

•	Increases in world trade;

•	Increases in global sourcing and manufacturing; and

•
Continuing penetration by containerization of traditional shipping sectors, such as general cargo and refrigerated cargo markets and to a limited extent even some dry and wet bulk commodities which traditionally have been the preserve of the dry bulk carrier and oil tanker markets

Overall there has been a shift away  from the traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduce container handling technology and as container shipping productivity becomes more widely recognized. More traditional bulk cargoes such as grains, some fertilisers and soya bean have also started to gravitate towards containerization modes when pricing differentials dictate.

Main Container Lanes

There are three core, or arterial, trade lanes in the container shipping industry: the Trans-Pacific, Transatlantic and Asia-Europe lanes. These lanes are often referred to as the East/West trades.

Containerized Seaborne Trade – Main East-West Routes

Source: Drewry

Trade along these lanes is primarily driven by United States and European consumer demand for products made in Asia. The size of trade between Asia and the Mid-East is also nearly as large as that on the Transatlantic and should be considered as a major East-West lane on which carriers can deploy Very Large vessels.

Supporting these core lanes are the North/South lanes and a network of regional lanes, of which the largest is the Intra-Asia market. Other regional lanes include the Europe/Mediterranean, Caribbean/United States, Asia/Australia and North America/South America lanes.

The maps below indicate the main north-south and intra-regional trades, while an indicative breakdown of global container seaborne trade by route for 2011.

Containerized Seaborne Trade – Main North-South Routes

Containerized Seaborne Trade – Main Intra-Regional Trades

Source: Drewry

Different lanes are usually served by vessels of different sizes as determined by the size of the trade, required service frequency and physical constraints of the ports visited. However, the average size of vessels deployed in some trade lanes is increasing at a much more rapid pace because of the knock on effects of cascading and the fact that carriers believe by deploying bigger ships in some trade routes, it will reduce their average slot costs and make them more competitive.

The East/West lanes are higher volume and longer than the regional lanes and, as a result, are generally served by the larger containerships known as panamax, post-panamax and large/very large. The North/South trade lanes are generally served by the smaller handysize, intermediate and panamax containerships. However, in recent years where capacity has out-stripped demand, carriers have deployed much larger vessels in some of these smaller or regional trades. Regional lanes are generally served by feeder and handysize containerships. The following table shows the trade lanes on which different sizes of containerships are likely to be suitable to trade:

Containerships -Typical Deployment by Size Category

Source: Drewry

Containership Supply

In January 2013 the world fleet of fully cellular containerships consisted of 5,108 vessels totalling 16.23 million TEU in nominal capacity. These figures exclude multipurpose and ro-ro vessels with container carrying capability.

World Cellular Containership Fleet by Size January 31, 2013

	Size (TEU)	No.	TEU (Thousand)
Feeder	<1,000	1,183	719
Handysize	1,000-1,999	1,256	1,767
Intermediate	2,000-2,999	672	1,708
Panamax	3,000-4,999	943	3,850
Post Panamax	5,000-7,999	585	3.496
Large	8,000-9,999	307	2,636
Very Large	10,000+	162	2,057
	Total	5,108	16,233

Source: Drewry

Historical Fleet Growth

The fleet has grown rapidly to meet the increases in trade, rising from under 2 million TEU at the end of 1991, to 16.23 million TEU at the beginning of January 2013.

Development of World Container Fleet Capacity: 1991 to January 2013

(Thousand TEU – End Period)

Source: Drewry

In tandem with the growth in size of the overall fleet there have also been steady increases in ship size. The average size of containerships in service in 1997 was 1,590 TEU, but by January 2013 had risen to 3,178 TEU. It will continue to rise due to the number of large-sized containerships on order. Indeed, the average size of containership on order as of 1 January 2013 was about 7,193 TEU, with the largest ships on order now being 18,000 TEU.

Containerships Orderbook

At January 31,, 2013, the global containership newbuilding orderbook in terms of TEU was 3.42 million TEU, equivalent to 21.1 percent of the existing cellular containership fleet. This is low when compared to 2007/08, when the orderbook reached the equivalent of 60 per cent of the existing fleet, and it is below the average for the sector over the last decade.

In 2010/2011 a number of leading operators came back into the market and ordered 10,000 to 13,000 TEU vessels for 2013 delivery and Maersk has placed orders for a new series of 18,000 TEU vessels (so-called triple E super fuel efficient vessels) which will set the pace on the Asia-North Europe trade. The key point of the orderbook now is its composition since almost 50% is for ships in excess of 10,000 TEU. But by stark contrast the current orderbook to fleet ratio in other sectors is now less than 10%, implying moderate fleet growth in these sectors over the next couple of years.

The current orderbook and its heavily skewed position to the largest ships have two potential major impacts.  First, the liners may find it increasingly difficult to manage an effective cascade of their operated tonnage across all trade lanes as the largest vessels are deployed, and second, the bigger ships are still relatively inflexible in terms of their deployment. As such, there is a possibility that as these ships are placed into service they may in fact put more pressure on the supply/demand balance within the dedicated trade lane level and ultimately on freight rates on these trades.

Containership Orderbook by Size, January 31th, 2013

Size Category	TEU	Number of Vessels	Capacity (Thousand TEU)	Orderbook Per cent. Existing Fleet
Feeder	< 1,000	12	10	1.4
Handysize	1,000-1,999	58	88	5.0
Intermediate	2,000-2,999	32	80	4.7
Panamax	3,000-4,999	107	456	11.8
Post Panamax	5,000-7,999	51	304	8.7
Large	8,000-9,999	97	855	32.4
Very Large	10,000+	119	1,632	79.3
Total		476	3,424	21.1

Source: Drewry

The size of the orderbook built up rapidly in the period 2006 to 2008, when strong freight rates and robust demand on the key arterial east-west lanes encouraged high levels of new ordering. For a while, the combination of deliveries, orderbook cancellations and conversions, and a total absence of new orders in 2009, led to the size of the orderbook contracting, but this position was reversed in 2011 due to renewed ordering of very large containerships, with totalling new orders in the year amounting to 1.5 million TEU.  However, new ordering in the container sector in 2012 declined dramatically and amounted to just 0.48 million TEU.

Large and some very large containerships will be able to transit the enlarged Panama Canal, including ships up to 13,500 TEU, with the exact cut-off point being a combination of size and design. The largest containerships currently on order (18,000 TEU) will not be able to transit the enlarged waterway.

The bulk of the containerships on order are scheduled to be delivered in 2013 and 2014, but based on past evidence it cannot be assumed that these ships will be delivered on time. In the circumstances it is possible that deliveries from the current orderbook will be spread out over a much longer period of time.

Deliveries & Slippage

Delays in deliveries are often referred to as slippage.  Historically, slippage rates were typically less than 10%, which meant that 10% of the ships due to be delivered in any year were in fact delivered in subsequent years.  But in the period 2008 to 2011, slippage rates rose significantly due to a number of reasons;

•	In the most recent period with many new orders, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards.

•	Financing was not in place for all of the ships on order, and even today some owners are finding it difficult to secure adequate funding for newbuildings.

•
Orders were placed at "greenfield" shipyards, some of which could not secure funding to finance yard development.  A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The economic and financial crisis and the steep decline in shipping markets since 2009 has forced a few orderbook cancellations.

As can be seen in the chart below, delays in delivery increased dramatically in 2009, with only 1,100,000 TEU of the 2 million TEU due to be delivered in 2009 being delivered by the end of the year. In effect, almost 50 per cent of the new container tonnage which was scheduled to be delivered in 2009 was delivered late. The data for 2010, 2011 and 2012 indicates a similar picture.

Containerships: Scheduled vs. Actual Deliveries

('000 TEU)

Scheduled deliveries based on the orderbook as of 1 January in each year.

Source: Drewry

Containership Orderbook Delivery Schedule by Size and Scheduled Year of Delivery

('000 TEU)

Source: Drewry

Supply-Demand Balance

The historical changes in cargo demand and in fleet supply have followed the same upwards trends, with the exception of the drop in cargo demand in 2009 mentioned previously and of several years when demand and supply trends were temporarily out of step. The figure below illustrates the long-term trends in both demand and supply.

Comparative Development of World Container Cargo Demand and Container Fleet Capacity: 1991 to 2011

(Million TEU loaded p.a. for demand)

Left axis - and thousand TEU end period for capacity – right axis

Source: Drewry

The units of measurement of demand (containers loaded per annum) and supply (container storage capacity at end of period) in the figure above are different; therefore, the fact that the cargo demand line is above the fleet capacity line does not mean that there is chronic under-supply of containerships. However, the data provides a valid illustration of trends over time.

The figure below illustrates the relative supply-demand balance in the global container shipping sector, using the Drewry Global Supply-Demand Index. This index is based on a reference level of 100.0 in 1980 and has been tracked over time.

Development of Drewry Global Supply-Demand Index: 1991 to 2011

(1980=100.0)

Source: Drewry

The Drewry Global Supply-Demand Index in 2010 and 2011 remained below the long-term average, due to over-capacity. The index experienced a sharp swing from under-capacity during the period 2004-2007 to a phase of over-capacity since 2009.

Containership Charter Rates

The growth in demand for container shipping has generally increased demand pressure and over time has caused an increase in the time charter rates paid to secure containerships. The following chart indicates annual average charter rates for two representative containerships from 1998 to January 2013.

One Year Containership Time Charter Rates 1998 to 2013

(Period averages -US $/Day)

Source: Drewry

The cyclical nature of the industry is evident and with some exceptions it can be seen that time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50 per cent., as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even further due to rising supply and very weak demand. In 2010 and 2011, charter rates recovered partly, but have since downturned in the first half of 2012 as increases in supply have once again outpaced the changes in demand.  In 2012 time charter rates were close to the all-time low witnessed in 2009, and as such, were well below long term averages.

The main factors affecting vessel charter rates are primarily the supply and demand for container shipping.  But other considerations come into play such as the age and characteristics of the ships (fuel consumption, speed, wide beam, shallow draft, whether geared or gearless), the price of newbuilding and second-hand ships (buying as an alternative to chartering ships) and of course sentiment.

The shorter the charter period, the more the vessel charter rate is affected by the current supply-demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods,  say from 3 years to 10 years, vessel charter rates tend to be more stable and less cyclical because the period will cover not only a particular phase of a market cycle, but a full market cycle or several market cycles.

Container Box Rates

The same factors that drive vessel charter rates also affect container box rates (sometimes also described as container freight rate per TEU).

Container box rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behaviour including inter-carrier competition. To some extent, container box rates are also affected by market sentiment.

Average container box rates fell sharply in 2009 as a result of the downturn in the market, but then bounced back very sharply in 2010 as throughput volumes rose. In 2011 the market was softer due to excess capacity and the continued uncertainty surrounding the outlook for the world economy. Provisional indications suggest that average rates in 2012 were higher than 2011.

The following chart shows the industry average container box rate:

Average Container Box Rates: 1998 to 2012

(US $/TEU loaded)

Year	U.S.$/TEU	Change YoY
		(per cent)
1998	1,114	n/a
1999	1,059	-4.9%
2000	1,103	4.1%
2001	1,054	-4.4%
2002	931	-11.7%
2003	1,048	12.6%
2004	1,184	12.9%
2005	1,274	7.6%
2006	1,180	-7.4%
2007	1,246	5.7%
2008	1,345	7.9%
2009	990	-26.3%
2010	1,321	33.4%
2011	1,185	-10.3%
2012	1,261	6.4%

Source:  Drewry

Freight rates for specialized cargo, including refrigerated products, normally carry a premium due to increased costs of transportation and more expensive equipment such as temperature-controlled containers. Many surcharges, including fuel, congestion, currency adjustment, peak-season and heavy weight are standard practice in the industry and these are normally paid in addition to the basic port-to-port ocean freight.

There are large variances between freight rates given to shippers in the spot market (normally for relatively short periods) and to beneficial cargo owners (freight payers) under longer-term contract conditions. Normally, beneficial cargo owners enjoy more competitive rates because of their high volumes across multiple trades.

Containership Secondhand Prices

Secondhand values for containerships increased between 2005 and 2008, supported by a strong charter market, but prices collapsed in 2009 due to the economic crisis and the resulting over-capacity in container shipping. Prices recovered partly during 2010 and 2011 as charter rates returned closer to average historical levels, but in 2012 they weakened once again in the face of much softer freight rates. In January 2013, prices for 2,500 and 3,500 TEU vessels were about 50% below prices at the end of 2007.

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

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is usually quite transparent and liquid, with a number of vessels changing hands on an annual basis.

More vessels are expected to come into the market as a number of small German owners are struggling to meet bank payments and will therefore end up as distressed sales. A surplus of sellers could mean that more ships will end up being scrapped.

Containership Secondhand Prices: 1994 to 2013

(5-Year-Old Ships; Period Average US$ Millions)

TEU	2,500	3,500	4,000
DWT	35,000	40-45,000	50-55,000

1996	32.5	41.5	49.8
1997	30.0	39.0	46.0
1998	25.0	35.0	43.5
1999	23.0	31.5	39.2
2000	29.0	34.5	42.9
2001	24.0	28.5	34.3
2002	24.5	29.0	36.5
2003	32.2	35.8	45.0
2004	50.0	57.0	63.0
2005	41.0	48.3	52.5
2006	37.0	44.0	48.0
2007	46.5	57.0	63.0
2008	30.5	33.5	38.5
2009	17.5	26.0	30.5
2010	31.5	39.0	46.0
2011	28.0	36.0	39.0
Jan 2013	22.0	28.0	31.0

Source:  Drewry

Vessel values are primarily driven by supply and demand for vessels.

The factors which influence new ship prices are: ship type, shipyard capacity, demand for ships (in all sectors), "berth cover" i.e. the forward book of business of shipyards, buyer/yard relationships, individual design specifications including fuel efficiency or environmental features, the price of ship materials, engine and machinery equipment and especially the price of steel.

However, second-hand prices are affected by different factors. During extended periods of high demand, as evidenced by high charter rates, second-hand vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old.

Containership Newbuilding Prices

Newbuilding prices rose steadily from 2002, due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders' costs as a result of rising raw material prices, mainly steel. However, since the second half of 2008 weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. In 2011 prices weakened across all size bands and this weakness continued in 2012, as shipyards have been forced to cut prices in order to win what little business is available.

Containership Newbuilding Prices: 1994 to 2013

(Average by Year US$ Millions)

TEU	2,500	3,500	5,500	6,500	8,000	10,000	12,000
DWT	35,000	40-45,000	65-70,000	75,000	95,000	110,000	140,000
1994	42.0	52.0	70.0	n.a	n.a	n.a	n.a
1995	40.5	48.5	66.5	n.a	n.a	n.a	n.a
1996	39.0	47.5	65.5	n.a	n.a	n.a	n.a
1997	37.5	44.5	62.5	n.a	n.a	n.a	n.a
1998	35.0	41.5	60.0	70.0	n.a	n.a	n.a
1999	31.0	36.1	53.5	64.3	n.a	n.a	n.a
2000	34.5	40.3	58.8	68.6	n.a	n.a	n.a
2001	33.5	39.5	58.0	67.9	n.a	n.a	n.a
2002	29.1	33.1	52.0	64.0	n.a	n.a	n.a
2003	34.9	39.8	59.0	70.0	n.a	n.a	n.a
2004	46.1	53.4	79.4	91.1	n.a	n.a	n.a
2005	48.8	54.5	87.3	98.0	123.1	134.5	n.a
2006	45.3	55.6	85.0	97.1	117.8	134.4	145.9
2007	46.9	59.5	87.0	98.9	119.1	139.2	155.8
2008	54.3	60.9	92.2	102.6	125.6	130.9	137.7
2009	37.4	41.0	74.2	80.6	93.3	103.5	109.8
2010	36.3	38.6	68.8	75.5	88.1	100.0	106.1
2011	32.3	45.6	63.5	70.2	87.7	99.2	109.8
January 2013	32.0	41.0	48.0	58.0	76.0	90.0	103.0

Source: Drewry

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea, effective January 1, 2014.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the Energy Efficiency Design Index (EEDI) and the Ship Energy Efficiency Management Plan (SEEMP).

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose pollution control and liability in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Amendments adopted in 2000, which entered into force in 2003, raised the compensation limits set forth in the 1992 Protocol by 50 percent. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. A state that is a party to the CLC may not allow a ship under its flag to trade unless that ship has a certificate of insurance or something equivalent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	Injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	Injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective January 1, 2013, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business. We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  All ships are required to follow the Ship Energy Efficiency Management Plans.  Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships.  These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.

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

International Labor Organization

The International Labor Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013.  The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

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

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, the ship may be detained at port until it obtains an ISSC,or it may be expelled from port, or refused entry at port.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•
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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.   If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits. The International Association of Classification Societies issued draft harmonized Common Structural Rules, that align with the IMO goals standards for industry review in 2012, which it expects to be adopted in Winter 2013.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007 (the "9/11 Commission Act"). The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading. This new requirement for 100% scanning was set to take effect on July 1, 2012, but the United States Department of Homeland Security extended the deadline two years to July 1, 2014.

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

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of two P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited, the P&I Association in which the Company's vessels are entered, have not charged any supplemental calls until now and we do not know whether any supplemental calls will be charged in respect of any policy year. To the extent we experience supplemental calls; our policy is to expense such amounts.

C.                 Organizational structure

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. We are the owner of all the issued and outstanding shares of the following subsidiaries:

1.	Likiep Shipping Company Inc.,
2.	Orangina Inc.,
3.	Lemongina Inc.,
4.	Ebon Shipping Company Inc.,
5.	Mili Shipping Company Inc.
6.	Ralik Shipping Company Inc.,
7.	Mejit Shipping Company Inc.,
8.	Micronesia Shipping Company Inc.,
9.	Rongerik Shipping Company Inc.,
10.	Utirik Shipping Company Inc.,
11.	Nauru Shipping Company Inc., and
12.	Unitized Ocean Transport Limited,

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

A.                 Operating results

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for the vessels of our fleet with minimum remaining durations between 1 and 37 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors affecting our results of operations

 We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
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

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
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

•
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

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for 2012, 2011 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010.

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the period from January 7, 2010 (inception date) to December 31, 2010
Ownerships days	3,156	1,320	361
Available days	3,156	1,320	361
Operating days	3,150	1,311	352
Fleet utilization	99.8%	99.3%	97.5%
Time charter equivalent rate (TCE) (1)	$17,499	$19,895	$15,146
Daily operating expenses	$9,179	$8,435	$7,991

(1)	Please see Item 3 A. for a reconciliation of TCE to GAAP measures.

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the container shipping industry; and

•	other factors affecting spot market charter rates for container vessels.

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

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In 2013, we expect our revenues to increase due to the enlargement of our fleet, but this increase may be offset by decreased average charter rates.

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

We have paid commissions ranging from 0% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay to our fleet manager a commission that is equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. In 2013, we expect the amount of our voyage expenses to remain about the same.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts. In 2013, we expect operating expenses to increase due to the enlargement of our fleet.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values, calculated at $200 to $350 per lightweight ton, depending on the vessels' age and market conditions. We believe that these assumptions are common in the containership industry. In 2013, we expect depreciation charges to increase as a result of the enlargement of our fleet.

Management Fees

We pay our Manager a fixed management fee of $15,000 per month for employed vessels and $20,000 per vessel per month for laid-up vessels, in exchange for providing us with commercial and technical services pursuant to Vessel Management Agreements.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises. We also incur general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2012, we had $92.7 million of outstanding indebtedness. In 2013, we expect our interest and finance costs to remain about the same.

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

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to our Administrative Services Agreement with DSS, requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See "Risk Factors" for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and 2011, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2012 and 2011, the aggregate carrying value of the vessels in our fleet as of December 31, 2012 and 2011, exceeded their aggregate charter-free market value by approximately $65.4 million and $33.8 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2012 and 2011, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that our vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012 and 2011. However, as of the same date, all of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2012 and 2011, and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
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

Vessel		TEU	Year Built	Carrying Value (in millions of US dollars)
				At December 31, 2012	At December 31, 2011
1	Sagitta	3,426	2010	42.4 *	43.8 *
2	Centaurus	3,426	2010	43.9 *	45.4 *
3	Maersk Madrid	4,206	1989	19.9 *	21.8 *
4	Maersk Malacca	4,714	1990	22.1 *	23.9 *
5	Maersk Merlion	4,714	1990	22.0 *	23.9 *
6	Cap Domingo	3,739	2001	25.6 *
7	Cap Doukato	3,739	2002	26.1 *
8	Apl Sardonyx	4,729	1995	20.2 *
9	Apl Spinel	4,729	1996	21.2 *
10	Apl Garnet	4,729	1995	17.5 *
	Vessels Net Book Value			260.9	158.8

_______________________________

*Indicates vessels for which we believe, as of December 31, 2012 and 2011, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $65.4 million and $33.8 million, respectively.

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

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance, drydocking and special surveys, as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis.

Average estimated daily Time charter equivalent rate used
Up to 4,000 TEU	$22,426
More than 4,000 TEU	$26,943

For the purposes of presenting our investors with additional information to determine how the Company's future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on the Company's impairment analysis.

	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	13,600	25.5	11,767	25.5	7,179	25.5
More than 4,000 TEU	17,228	31.5	16,224	31.5	9,942	39.9

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

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

Net Income. Net income for 2012 amounted to $6.0 million, compared to $3.6 million during 2011. This increase in net income is due to the enlargement of the fleet as in 2012 we had ten vessels in our fleet compared to five in 2011.

Time Charter Revenues.  Time charter revenues for 2012 amounted to $56.6 million, compared to $27.0 million in 2011. The increase is due to the increase in operating days in 2012 compared to 2011 due to the enlargement of the fleet. This increase was partly offset by decreased average charter rates that we achieved for our vessels in 2012 compared to 2011.

Voyage Expenses.  Voyage expenses for 2012 amounted to $1.4 million, compared to $0.7 million in 2011. Voyage expenses mainly consist of commissions paid to third party brokers and to DSS on our gross charterhire pursuant to our vessel management agreements and expenses for bunkers.  The increase in voyage expenses in 2012 compared to 2011 was due to the increase in commissions paid on our increased revenues.

Vessel Operating Expenses.  Vessel operating expenses amounted to $29.0 million in 2012, compared to $11.1 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, and repairs and maintenance. The increase in 2012 was due primarily to the enlargement of the fleet and due to the increase in crew costs and repairs. In 2012, the average number of crew on our vessels was  increased, as a result of increased needs for repairs and maintenance due to the vessels' age.

Depreciation.  Depreciation for 2012 amounted to $12.5 million, compared to $5.9 million in 2011 and represents the depreciation expense of our containerships during the respective periods. The increase in 2012 is due to the increase in the vessels in our fleet.

Management Fees. Management fees amounted to $1.6 million in 2012 compared to $0.7 million in 2011 and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, entered into for the provision of commercial and technical management services for the vessels in our fleet. The increase of such fees in 2012 compared to 2011 is due to the enlargement of the fleet.

General and Administrative Expenses.  General and administrative expenses for 2012 amounted to $3.5 million, compared to $3.4 million in 2011 and mainly consist of consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees.

Foreign Currency Losses / (Gains). Foreign currency gains for 2012 amounted to $0.2 million, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the US Dollar. In 2011, there were foreign currency losses of $17,646.

Interest and Finance Costs. Interest and finance costs for 2012 amounted to $3.1 million, compared to $1.6 million for 2011 and consist of the interest expenses relating to our average debt outstanding during the respective periods, commitment fees and other loan fees and expenses. The increase in 2012 was due to increased average debt compared to the prior period and increased average interest rates, which increased to 3.1% in 2012 from 2.8% in 2011 and was partly offset by decreased financing costs.

Interest Income. Interest income for 2012 amounted to $0.1 million compared to $0.2 million for 2011 and consists of interest income received on deposits of cash and cash equivalents.

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

During 2012, we drew down an aggregate amount of $92.7 million under our credit facility with RBS, which we utilized to acquire our vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $30.8 million at December 31, 2012 and $40.4 million at December 31, 2011. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at December 31, 2012, cash and cash equivalents amounted to $31.5 million compared to $41.4 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by / (Used in) Operating Activities

Net cash provided by operating activities in 2012 and 2011 and used in operating activities for the period from inception to December 31, 2010 amounted to $31.3 million, $12.5 million and $0.2 million, respectively. The increase in cash from operating activities is due to the enlargement of our fleet during 2012 and 2011 after the delivery of five vessels in 2012, the delivery of three vessels in 2011 and the operation of the m/v Sagitta and the m/v Centaurus for the full year, as in 2010 they were delivered in late June and early July, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2012 was $150.0 million and consists of $108.0 million paid for the five vessels that we acquired during the year and $42.0 million paid for their respective time charter agreements attached to the memoranda of agreements.

Net cash used in investing activities in 2011 was $79.3 million and represents payments in advance for the acquisition of the m/v Cap San Marco and m/v Cap San Raphael and payments for the acquisition cost and additional costs capitalized for the three Maersk vessels during the year.

Net cash used in investing activities in the period from inception to December 31, 2010 was $93.5 million and represents the acquisition cost of the m/v Sagitta and the m/v Centaurus including additional pre-delivery expenses.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2012 was $108.8 million and consists of $53.9 million of net proceeds received from the offering of 9,115,803 shares of common stock at the price of $6.25 per share in July and August 2012, $92.7 million of loan proceeds received under our loan agreements with the Royal Bank of Scotland. It also includes $28.5 million of cash dividends paid to investors, and $9.3 million of compensating cash required under our credit facility.

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

The maximum amount available for drawing (the "Available Facility Limit") is subject to limits relating to the market value of the vessels m/v Sagitta and m/v Centaurus and the market value or contract price and the age of the Additional Ships ("Vessel Limits") combined with limits relating with the average age of all the vessels under mortgage. The facility will be available for five years after the first availability date, being January 17, 2012 with the Available Facility Limit assessed at each draw down date and on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years.  In the event that the amounts outstanding at that time exceed the revised Available Facility Limit, the Company shall repay such part of the Loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement and will pay an additional arrangement fee of 1% if the facility limit increases, an annual agency fee of $47,500 if one additional lender is involved in the agreement, or $60,000 if two or more additional lenders are involved in the agreement. We also pay commitment commissions of 0.99% of the available commitment since September 27, 2011 which are payable on the last day of each successive three month period which ends on the last day of the availability period and, if cancelled in full, on the cancelled amount of the relevant lender's commitment at the time the cancellation becomes effective. As of the date of this annual report and December 31, 2012, we had $92.7 million of debt outstanding under our credit facility.

As at December 31, 2012 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships and vessel upgrades. In February 2013, we agreed to acquire m/v "Hanjin Malta" for $22 million, expected to be delivered to us in mid-March 2013. We expect to fund the purchase price of this vessel with cash on hand.

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

C.                 Research and Development, Patents and Licenses

From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel's cost upon such vessel's acquisition or expensed, if the vessel is not acquired, however, historically, such expenses were not material.

D.        Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

With some exceptions, time charter rates for all containership sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand. With the recovery in demand since 2009 year-to-date charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain low.  As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

E.                 Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.                 Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2012, as adjusted to reflect our entry into a memorandum of agreement for the acquisition of m/v Hanjin Malta:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Administrative Services Agreement(1)	$3,142	$1,300	$1,842	$-	$-
Long term debt (2)	92,700	-	-	92,700	-
Memorandum of Agreement (3)	22,000	22,000	-	-	-

Total	$117,842	$23,300	$1,842	$92,700	$-

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

(2)
The table above does not include projected interest payments which are based on Libor plus a margin, which are estimated to about $2.9 million per annum as long as the Libor rate and the outstanding balance of the credit facility remain at the levels of the year ended December 31, 2012.

(3)
In February 2013, we entered into a Memorandum of Agreement to acquire m/v "Hanjin Malta", for a purchase price of $22 million. The vessel is expected to be delivered to us from the sellers in mid-March 2013.

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

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	72	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	57	Class II Director and President
Ioannis Zafirakis	41	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	42	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	68	Class III Director (since February 8, 2011)
Antonios Karavias	71	Class I Director
Nikolaos Petmezas	64	Class III Director
Reidar Brekke	52	Class II Director

The term of the Class I directors expires in 2014, the term of the Class II directors expires in 2015 and the term of the Class III directors expires in 2013.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves as an employee of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had the overall responsibility of their activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping Inc. since February 21, 2005. Mr. Margaronis also serves as an employee of Diana Shipping Services S.A. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as our Director, Chief Operating Officer and Secretary since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping Inc. since February 14, 2008, as the Director, Vice President and Secretary of that company since February 21, 2005 and as a director of that company since March 9, 1999. Mr. Zafirakis also serves as an employee of Diana Shipping Services S.A. Since 1997 and prior to February 21, 2005 Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its operations and finance department. Mr. Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

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

Giannakis (John) Evangelou has served as an independent Director and as the Chairman of our Audit Committee since February 8, 2011. Mr. Evangelou is a member of the Board of Directors of Elgeka-Ferfelis Romania S.A. and Diakinisis Logistics Services (CY) Limited both members of Elgeka S.A. Group of Companies which is listed on the A.S.E. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr.

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

Antonios Karavias has served as an independent Director and as the Chairman of our Compensation Committee and member of our Audit Committee since the completion of the private offering. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor's degree in Economics from Mississippi State University and a master's degree in Economics from Pace University. As of 2012, Mr. Karavias has been President of UNION F.Z., a financial services company registered in the U.A.E.

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

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 15 years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008 – 2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 - 2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of four privately-held companies involved in container logistics, container leasing and drybulk shipping.

B.                 Compensation

Until June 1, 2010, our executives were compensated pursuant to consultancy agreements. The aggregate compensation to members of our senior management for 2010, pursuant to the consultancy agreements, was $0.4 million. Since June 1, 2010, the members of our senior management are compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. The fee payable by our Manager to Diana Enterprises (for which we reimburse our Manager) was $1.04 million per annum and increased to $1.3 million following the completion the public offering in June 2011. Until the second anniversary of the completion of the private offering, any increase in these amounts is subject to the approval of the independent members of our Board of Directors. Diana Enterprises is a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios. In 2012, 2011, and 2010, fees payable to Diana Enterprises for brokerage services amounted to $1.3 million, $1.2 and $0.6 million, respectively.

In 2010, our executive officers also received 213,331 shares of restricted stock awards with a grant date fair value of $3.2 million, 25% of which vested in 2010; 53,335 vested in May 2011 and the remaining vest ratably over the remaining two years. In June 2011, on the completion of our public offering, our executive officers also received 53,333 shares of restricted stock awards, 25% of which vested on the grant date and the remainder of which will vest ratably over three years from the grant date. In 2012, 2011, and 2010, compensation cost relating to the aggregate amount of restricted stock awards amounted to $0.9 million, $1.0 million and $1.3 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors. For 2012, 2011, and 2010, fees and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.2 million, respectively.

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

As of the date of this annual report, we have issued a total of 266,664 restricted shares under the plan to our executive officers, of which  186,666 shares have vested.

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

Committees of the Board of Directors

We have established an Audit Committee, comprised of two members of our board of directors, who are responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. John Evangelou has served as the Chairman of the Audit Committee since February 8, 2011. We believe that Mr. Evangelou qualifies as an Audit Committee financial expert as such term is defined under Securities and Exchange Commission rules. Mr. Antonios Karavias serves as a member of our Audit Committee.

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

We currently have no employees. Our Manager, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement is responsible for providing services to us and through the Vessel Management Agreements is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Our Manager has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. Our Manager is also responsible for ensuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.

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

As of the date of this report, we have 32,191,964 common shares issued and outstanding, and the percentage of beneficial ownership below is based on this figure.

Shares Beneficially Owned
Identity of person or group(1)	Number	Percentage
Diana Shipping Inc.	3,333,485	10.4%(2)
Symeon Palios	2,071,314(3)(4)	6.4%(3)(4)
Anastasios Margaronis	213,639(3)(5)	*
Ioannis Zafirakis	150,612(3)(6)	*
Andreas Michalopoulos	159,465(3)(7)	*
All directors and officers, as a group	2,595,030	8.1%

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Diana Containerships Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

(2)	As at December 31, 2012, 2011, and 2010, Diana Shipping Inc. owned 10.4%, 14.4% and 54.6% of our common stock, respectively.

(3)
Of the total number of these shares, 266,664 were granted pursuant to the Company's 2010 Equity Incentive Plan, of which an aggregate of  186,666 shares have vested and the remaining shares vest over a three year period from the grant date.

(4)
Of these shares, Mr. Palios may be deemed to beneficially own 1,591,498 common shares through Taracan Investments S.A., 154,970 common shares through Corozal Compania Naviera S.A., 309,941 common shares through Ironwood Trading Corp., companies for which he is the controlling person. As at December 31, 2012, 2011, and 2010, Mr. Palios beneficially owned 6.4%, 8.4% and less than 1%, respectively.

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

*Less than 1%.

As of February 19, 2013, we had 136 shareholders of record, 122 of which were located in the United States and held an aggregate of 28,116,858 of our common shares, representing 87.4% of our outstanding common shares.

However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 28,108,029 of our common shares as of February 19, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.                 Related Party Transactions

Diana Shipping Services S.A.

We have entered into an Administrative Services Agreement with DSS, relating to the provision of administrative services to us, for which please refer to Item 4.B. "Administrative Services Agreement". During 2012, 2011, and 2010, fees for administrative services amounted to $0.1 million for each year.

We, through our wholly owned subsidiaries, have also entered into Vessel Management Agreements with DSS, relating to the provision of management services for our vessels, for which please refer to Item 4.B. "Vessel Management Agreements". In 2012, 2011, and 2010, fees for management services amounted to $1.6 million, $0.8 million and $0.2 million and commissions on charter hire amounted $0.7 million, $0.3 million and $0.1 million, respectively.

We have established a new wholly-owned subsidiary, Unitized Ocean Transport Limited, or UOT, for the purpose of providing management services similar to those provided currently by DSS, including vessel commercial and technical management, administrative services, and ship brokering services.  We, and our vessel-owning subsidiaries, intend to enter into new agreements with UOT for the provision of these management services after March 1, 2013.  We expect that the material terms of these new management agreements with UOT will be substantially similar to those of our Administrative Services Agreement, Broker Services Agreement and Vessel Management Agreements with DSS.

Diana Enterprises Inc.

We have entered into a Broker Services Agreement with Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, for which please refer to Item 4.B. "Broker Services Agreement". In 2012, 2011, and 2010, fees for broker services amounted to $1.3 million, $1.2 million, and $0.6 million, respectively.

Diana Shipping Inc.

We and Diana Shipping have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements we enter into with DSS, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.  We expect to enter into a non-competition agreement with Diana Shipping on substantially similar terms upon entering into new management agreements with our subsidiary UOT, as described above.

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

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors. In 2012 and 2011, we made dividend payments of $1.00 and $0.18 per share, respectively and in February 2013 we declared a cash dividend of $0.30 per share.

While we have declared and paid cash dividends on our common shares, there can be no assurance that dividends will be paid in the future. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

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

B.                 Significant Changes

See Item 18 – Financial Statements: Note 15 – Subsequent Events.

Item 9.                      The Offer and Listing

Our common shares have traded on the Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on the Nasdaq Global Select Market since January 2, 2013. The table below sets forth the high and low closing prices for each of the periods indicated for the common shares.

The high and low closing prices for our common shares for the periods set forth below were as follows:

Years	Low	High

For the period from January 19 to December 31, 2011	$4.58	$13.15
Year-ended December 31, 2012	5.22	7.76

Periods	Low	High

January 19, 2011 to March 31, 2011	$11.74	$12.99
2nd Quarter ended June 30, 2011	6.60	13.15
3rd Quarter ended September 30, 2011	4.58	7.17
4th Quarter ended December 31, 2011	4.66	5.58

1st Quarter ended March 31, 2012	$5.55	$7.15
2nd Quarter ended June 30, 2012	5.96	7.76
3rd Quarter ended September 30, 2012	5.22	7.62
4th Quarter ended December 31, 2012	5.33	6.50

Months	Low	High

August 2012	$5.22	$6.25
September 2012	5.30	5.80
October 2012	5.55	6.01
November 2012	5.33	6.50
December 2012	5.53	6.08
January 2013	6.18	6.99
February 2013 (through February 19, 2013)	6.14	7.03

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

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974 and is incorporated by reference herein, provided that since the date of that Registration Statement, the number of shares of our common stock issued and outstanding has increased to 32,191,964.  We have also filed with the Securities and Exchange Commission our stockholders rights agreement as exhibit 4.3 to the Registration Statement on Form F-4. The information contained in this exhibit is incorporated by reference herein.

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

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company's activities to the Company and of the ownership of the Company's common stock to its shareholders. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, or Section 883, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States, or U.S. corporations; and

either:

•	more than 50% of the value of our common stock is owned, directly or indirectly, by qualified shareholders, which we refer to as the "50% Ownership Test," or

•
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

Publicly-Traded Test

In order to satisfy the Publicly-Traded Test, our common stock must be primarily and regularly traded on one or more established securities markets. The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are "primarily traded" on the Nasdaq Global Select Market.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since our common shares are listed on the Nasdaq Global Select Market, we expect to satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the trading frequency test; and (ii) the aggregate number of stock of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the trading volume test. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the "Five Percent Override Rule."

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

In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We believe that we satisfied the Publicly-Traded Test for the 2012 taxable year and were not subject to the Five Percent Override Rule and we intend to take that position on our 2012 U.S. federal income tax returns.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the 4% gross basis tax regime. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States such as the Nasdaq Global Select Market, on which our common stock is traded; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions we make on the common stock which are treated as dividends for U.S. federal income tax purposes and capital gains from the sale, exchange or other disposition of the common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to your common stock.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common stock, either:

•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

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

Our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly owned subsidiaries as services income, rather than rental income. Correspondingly, in the opinion of Seward & Kissel LLP, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the opinion of Seward & Kissel LLP. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election," or a "mark-to-market" election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file an annual information return with the IRS containing certain information regarding the Company.

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

Taxation of U.S. Holders Making a "Mark-to-Market" Election.

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which it holds our common stock and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

Pursuant to recently enacted legislation, U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.

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

I.                  Subsidiary information

Not Applicable.

Item 11.                    Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Total interest incurred under our loan facilities and related interest rates during 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Interest expense (in millions of USD)	$2.7	$0.6	$0.3
Weighted average interest rate (libor plus margin)	3.07%	2.77%	2.82%
Interest rates range during the year (libor including margin)	2.96% to 3.32%	2.67% to 2.87%	2.69% to 2.93%

An average increase of 1% in 2012 interest rates would have resulted in interest expenses of $3.5 million, instead of $2.7 million, an increase of about 33%.

As of the date of this annual report, we have $92.7 million of debt outstanding and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur about half of our operating expenses (around 49% in 2012 and 53% in 2011) and a small part of our general and administrative expenses (around 7% in 2012 and 10% in 2011) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. In addition, the purchase price of the two newbuilding containerships m/v Sagitta and m/v Centaurus was in Euros. In this respect, in June and July 2010, we entered into transactions to convert U.S. dollars to Euro. The result of these transactions was a gain from exchange differences of approximately $1.1 million, which is separately reflected in our 2010 consolidated statement of operations.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company's internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18, and such report is incorporated herein by reference.

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

Item 16A.           Audit Committee Financial Expert

Mr. John Evangelou serves as the Chairman of the Company's Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an "audit committee financial expert," as defined in Form 20-F and is "independent" according to Rule 10A-3 of the Exchange Act.

Item 16B.           Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website:  http://www.dcontainerships.com, under "Corporate Governance."  Copies of our Code of Ethics are available in print, free of charge, upon request to Diana Containerships Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.           Principal Accountant Fees and Services

a)  Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2012 amounted to Euro 188,250 or about $254,000, in 2011 amounted to Euro 246,000 or $352,500 and in 2010 amounted to Euro 282,000 or $379,142 and relate to audit services provided in connection with the audit and SAS 100 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting (in 2011) as well as audit services performed in connection with the Company's public and private offerings and registration statements.

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

Not applicable.

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

Item 16H.           Mine Safety Disclosure

Not applicable.

           PART III

Item 17.                    Financial Statements

See Item 18.

Item 18.                    Financial Statements

The financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                    Exhibits

(a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	2010 Equity Incentive Plan (7)
4.4	2012 Amended and Restated Equity Incentive Plan (8)
4.5	Administrative Services Agreement (9)
4.6	Broker Services Agreement (10)
4.7	Form Of Vessel Management Agreement (11)
4.8	Non-Competition Agreement With Diana Shipping Inc. (12)
4.9	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA (13)
4.10
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc. (14)

4.11	Loan Agreement, dated December 16, 2011, by and between the Royal Bank of Scotland plc and Diana Containerships Inc. (15)
4.12	Memorandum of Agreement for m/v Maersk Madrid (16)
4.13	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (17)
4.14	Memorandum of Agreement for m/v Maersk Malacca (18)
4.15	Memorandum of Agreement for m/v Maersk Merlion (19)
4.16	Memorandum of Agreement for m/v Cap San Raphael (20)
4.17	Memorandum of Agreement for m/v Cap San Marco (20)
4.18	Memorandum of Agreement for m/v APL Sardonyx (20)
4.19	Memorandum of Agreement for m/v APL Spinel (20)
4.20	Memorandum of Agreement for m/v APL Garnet
4.21	Memorandum of Agreement for m/v Hanjin Malta
4.22	Registration Rights Agreement dated June 15, 2011 (21)
4.23	Share Purchase Agreement dated June 9, 2011 (21)
8.1	List Of Subsidiaries

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
15.2	Consent of Drewry
101	The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2012 and 2011; (2) Consolidated Statements of Operations for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010; and (6) Notes to Consolidated Financial Statements.

(1)	Filed as Exhibit 2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2)	Filed as Exhibit 3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(3)	Filed as Exhibit 4.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(4)	Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(5)	Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(6)	Filed as Exhibit 4.3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(7)	Filed as Exhibit 10.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(8)	Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on February 23, 2012.
(9)	Filed as Exhibit 10.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.

(10)	Filed as Exhibit 10.3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(11)	Filed as Exhibit 10.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12)	Filed as Exhibit 10.5 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13)	Filed as Exhibit 10.6 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(14)	Filed as Exhibit 10.7 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(15)	Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on February 23, 2012.
(16)	Filed as Exhibit 10.8 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(17)	Filed as Exhibit 10.9 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(18)	Filed as Exhibit 10.10 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(19)	Filed as Exhibit 10.11 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(20)	Filed as Exhibits 4.16, 4.17, 4.18 and 4.19 to the Company's Annual Report on Form 20-F on February 23, 2012.
(21)	Filed as Exhibits 4.14 and 4.15 to the Company's Annual Report on Form 20-F on June 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: February 20, 2013

DIANA CONTAINERSHIPS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-3

Consolidated Balance Sheets as at December 31, 2012 and 2011	F-4

Consolidated Statements of Operations for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-5

Consolidated Statements of Comprehensive Income /(Loss) for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-5

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the two years ended December 31, 2012 and for the period from January 7, 2010 (date of inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years ended December 31, 2012 and for the period from January 7, 2010 (date of inception) through December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 20, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Containerships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company's annual report on Form 20-F for the year ended December 31, 2012. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the two years ended December 31, 2012 and for the period from January 7, 2010 (date of inception) through December 31, 2010 of Diana Containerships Inc. and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 20, 2013

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$31,526	$41,354
Accounts receivable, trade	215	163
Inventories	3,206	1,832
Prepaid expenses and other assets	1,965	210
Total current assets	36,912	43,559

FIXED ASSETS:
Advances for vessel acquisitions and other vessel costs	-	6,634
Vessels (Note 4)	280,812	166,218
Accumulated depreciation (Note 4)	(19,867)	(7,391)
Vessels' net book value	260,945	158,827
Total fixed assets	260,945	165,461

Deferred financing costs	-	991
Compensating cash balance (Note 6)	9,270	-
Prepaid charter revenue (Note 5)	29,918	-
Total assets	$337,045	$210,011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$2,672	$1,917
Due to related parties (Note 3)	657	318
Accrued liabilities	1,517	776
Deferred revenue, current (Note 7)	1,264	103
Total current liabilities	6,110	3,114

Long-term debt, net of unamortized deferred financing costs (Note 6)	91,906	-
Deferred revenue, non-current (Note 7)	271	364
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 32,191,964 and 23,076,161 issued and outstanding as at December 31, 2012 and 2011, respectively (Note 9)	322	231
Additional paid-in capital (Note 9)	263,537	208,827
Accumulated deficit	(25,101)	(2,525)
Total stockholders' equity	238,758	206,533
Total liabilities and stockholders' equity	$337,045	$210,011

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2011	2010
REVENUES:
Time charter revenues, net of prepaid charter revenue amortization (Notes 2 (i) and 5)	$56,631	$26,992	$5,735

EXPENSES:
Voyage expenses (Notes 3 and 10)	1,404	731	267
Vessel operating expenses (Note 10)	28,969	11,134	2,885
Depreciation (Note 4)	12,476	5,937	1,454
Management fees (Note 3)	1,551	650	203
General and administrative expenses (Note 3)	3,468	3,442	3,524
Foreign currency losses / (gains)	(194)	18	(1,044)
Operating income / (loss)	$8,957	$5,080	$(1,554)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 6 and 11)	$(3,066)	$(1,604)	$(511)
Interest income	78	154	64
Total other expenses, net	$(2,988)	$(1,450)	$(447)

Net income / (loss)	$5,969	$3,630	$(2,001)

Earnings / (loss) per common share, basic and diluted (Note 12)	$0.22	$0.23	$(0.45)

Weighted average number of common shares, basic (Note 12)	26,934,533	15,536,028	4,449,431

Weighted average number of common shares, diluted (Note 12)	26,934,533	15,543,916	4,449,431

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in thousands of U.S. Dollars)

	2012	2011	2010

Net income / (loss)	$5,969	$3,630	$(2,001)

Comprehensive income / (loss)	$5,969	$3,630	$(2,001)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total
- Net loss	-	$-	$-	$(2,001)	$(2,001)
- Issuance of common stock at $1.0 per share	500	-	1	-	1
- Issuance of common stock at $15.0 per share, net of issuance costs	5,892,330	59	85,222	-	85,281
- Issuance of restricted stock at $15.0 per share and compensation cost on restricted stock (Note 9)	213,331	2	1,328	-	1,330
Balance, December 31, 2010	6,106,161	$61	$86,551	$(2,001)	$84,611
- Net income	-	-	-	3,630	3,630
- Issuance of common stock at $7.5 per share, net of issuance costs	16,916,667	169	121,323	-	121,492
- Issuance of restricted stock, at $7.5 per share and compensation cost on restricted stock (Note 9)	53,333	1	953	-	954
- Dividends declared and paid (at $0.03 and $0.15 per share)	-	-	-	(4,154)	(4,154)
Balance, December 31, 2011	23,076,161	$231	$208,827	$(2,525)	$206,533
- Net income	-	-	-	5,969	5,969
- Issuance of common stock at $6.25 per share, net of issuance costs (Note 9)	9,115,803	91	53,810	-	53,901
- Compensation cost on restricted stock (Note 9)	-	-	900	-	900
- Dividends declared and paid (at $0.15, $0.25, $0.30 and $0.30 per share)	-	-	-	(28,545)	(28,545)
BALANCE, December 31, 2012	32,191,964	$322	$263,537	$(25,101)	$238,758

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012 and 2011 and the period from January 7, 2010 (date of inception) through December 31, 2010
(Expressed in thousands of U.S. Dollars)
	2012	2011	2010
Cash Flows provided by Operating Activities:
Net income / (loss)	$5,969	$3,630	$(2,001)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation (Note 4)	12,476	5,937	1,454
Amortization and write-off of deferred financing costs (Note 11)	197	681	110
Foreign exchange gains	-	-	(1,051)
Amortization of deferred revenue (Note 7)	(112)	(45)	-
Amortization of prepaid charter revenue (Note 5)	12,204	-	-
Compensation cost on restricted stock awards (Note 9)	900	954	1,330
(Increase) / Decrease in:
Accounts receivable, trade	(52)	(125)	(37)
Due from related party	-	398	(398)
Inventories	(1,374)	(1,209)	(623)
Prepaid expenses and other assets	(1,877)	8	(219)
Increase / (Decrease) in:
Accounts payable, trade and other	755	1,482	436
Due to related parties	339	318	-
Accrued liabilities	741	190	586
Deferred revenue	1,180	285	227
Net Cash provided by / (used in) Operating Activities	$31,346	$12,504	$(186)

Cash Flows used in Investing Activities:
Vessel acquisitions, improvements and other vessel costs (Note 4)	(107,960)	(79,321)	(93,531)
Acquisition of time charter (Note 5)	(42,000)	-	-
Net Cash used in Investing Activities	$(149,960)	$(79,321)	$(93,531)

Cash Flows provided by Financing Activities:
Proceeds from long term debt (Note 6)	92,700	85,000	20,000
Repayments / prepayments of long term debt	-	(104,670)	(330)
Issuance of common stock, net of issuance costs (Note 9)	53,901	121,492	85,281
Payments of financing costs	-	(1,382)	(400)
Cash dividends	(28,545)	(4,154)	-
Changes in compensating cash balances	(9,270)	787	(787)
Net Cash provided by Financing Activities	$108,786	$97,073	$103,764

Effects of exchange rates on cash	-	-	1,051
Net increase / (decrease) in cash and cash equivalents	$(9,828)	$30,256	$11,098
Cash and cash equivalents at beginning of period	$41,354	$11,098	$-
Cash and cash equivalents at end of period	$31,526	$41,354	$11,098

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$2,546	$670	$155

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

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

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. ("Lemongina"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired on November 19, 2012 (Note 4).

(d)	Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Maersk Madrid" (built in 1989), which was acquired on June 14, 2011.

(e)	Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Malacca" (built in 1990), which was acquired on June 22, 2011.

(f)	Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Merlion" (built in 1990), which was acquired on June 17, 2011.

(g)	Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Sardonyx" (built in 1995), which was acquired on February 17, 2012 (Note 4).

(h)	Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Spinel" (built in 1996), which was acquired on March 1, 2012 (Note 4).

(i)
Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Marco" (built in 2001), which was acquired on February 6, 2012 (Note 4). In August 2012, the vessel was renamed to "Cap Domingo".

(j)
Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Raphael" (built in 2002), which was acquired on February 6, 2012 (Note 4). In September 2012, the vessel was renamed to "Cap Doukato".

(k)	Unitized Ocean Transport Limited ("UOT"), which as at December 31, 2012, did not have any operations.

During 2012, 2011 and 2010, charterers that accounted for more than 10% of the Company's revenues were as follows:

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

Charterer	2012	2011	2010
A	46%	73%	51%
B	22%	-	-
C	22%	-	-
D	-	27%	41%

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

(c)
Other Comprehensive Income / (loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

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

(f)	Compensating Cash Balance: Compensating cash balance includes minimum cash deposits required to be maintained under the Company's borrowing arrangement.

(g)
Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2012 and 2011.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

(i)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference, capped to the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j)
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

(k)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value, which is assessed at $200 and $350 per light-weight ton, depending on the vessel's age and market conditions. A decrease in the useful life of a containership or in its residual scrap value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

(l)
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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The Company concluded based on this exercise that step two of the impairment analysis was not required and no impairment of vessels existed at December 31, 2012 as the undiscounted projected cash flows significantly exceeded their carrying value.

No impairment loss was identified or recorded for 2012, 2011 and 2010 and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

(m)
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

(n)
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

(o)
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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

(p)
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

(q)
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

(r)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(s)
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

(t)
Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.  The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2012 and 2011.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

(u)
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

3.           Transactions with Related Parties

Diana Shipping Services S.A. ("DSS" or the "Manager"): DSS, a wholly owned subsidiary of Diana Shipping Inc., a Company's major shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc. ("Diana Enterprises"), a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040 until the completion of the public offering on June 15, 2011 and $1,300 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company pays a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and $20 per vessel per month for laid-up vessels.

For 2012 and 2011 and for the period from January 7 (inception date) to December 31, 2010, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises under the Broker Services Agreement between DSS and Diana Enterprises:

	For the years ended December 31,		For the period from January 7, 2010 (inception date) to December 31,
	2012	2011	2010
Management fees, including capitalized fees	$1,641	$758	$203
Commissions	687	270	57
Administrative fees	120	120	88
Brokerage fees	1,300	1,182	607

Part of the management fees is separately presented in Management fees in the accompanying consolidated statements of operations and the other part is included in Vessels and in Advances for vessel acquisitions and other vessel cost in the accompanying consolidated balance sheets. Commissions are included in Voyage expenses in the accompanying consolidated statements of operations (Note 10). Administrative and brokerage fees are included in General and administrative expenses in the accompanying consolidated statements of operations.

As at December 31, 2012 and December 31, 2011, an amount of $612 and $263, respectively, was due to DSS and comprises a significant part of the account Due to related parties in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

4.           Vessels

In December 2011, Rongerik and Utirik acquired the container vessels m/v "Cap San Marco", renamed to "Cap Domingo" and m/v "Cap San Raphael", renamed to "Cap Doukato", respectively, for the purchase price of $33.0 million each. Both vessels were delivered on February 6, 2012.

In January 2012, Mejit and Micronesia, acquired the container vessels, "APL Sardonyx" and "APL Spinel", respectively, for the purchase price of $30.0 million each. M/v "APL Sardonyx" was delivered on February 17, 2012 and m/v "APL Spinel" on March 1, 2012.

In November 2012, Lemongina acquired the container vessel "APL Garnet" for the purchase price of $30.0 million. The vessel was delivered to the Company on November 19, 2012.

All these vessels were acquired with time charters attached (Note 5).

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	$93,531	$(1,454)	$92,077
- Acquisitions, improvements and other vessels' costs	72,687	-	72,687
- Depreciation for the period	-	(5,937)	(5,937)
Balance, December 31, 2011	$166,218	$(7,391)	$158,827
- Acquisitions, improvements and other vessels' costs	$114,594	-	114,594
- Depreciation for the period	-	(12,476)	(12,476)
Balance, December 31, 2012	$280,812	$(19,867)	$260,945

As at December 31, 2012 and 2011, acquisitions, improvements and other vessel's costs include capitalized costs of $594 and $2,187, respectively. Also, an amount of $6,634 was transferred in 2012 from Advances for vessel acquisition and other vessel costs presented in the accompanying consolidated balance sheet as at December 31, 2011.

As at December 31, 2012, certain of the Company's vessels, having a total carrying value of $179,414, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 6.

As at December 31, 2012 all vessels were operating under time charter agreements.

5. Prepaid Charter Revenue

In February, March and November 2012, the container vessels "Cap San Marco" renamed to "Cap Domingo", "Cap San Raphael" renamed to "Cap Doukato", "APL Sardonyx", "APL Spinel" and "APL Garnet", were delivered to the Company and were chartered back to the sellers. Based on the vessels' valuation and the valuation of their respective time charter agreements according to the Company's policy, an aggregate asset of $42,000 was recorded which is amortized to revenue over the period of the respective time charter agreements. In addition to that and due to the fact that the time charter agreements for m/v "Cap Domingo" and m/v "Cap Doukato" provide for varying rates throughout the duration of the time charter, the revenue is being recognized on a straight line basis and the difference is included in Prepaid charter revenue as well.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

As at December 31, 2012, the balance of the account was analyzed as follows:

Description	Amount	Accumulated Amortization	Net
Prepaid charter revenue	$42,000	$(12,204)	$29,796
Deferred asset from varying charter rates	122	-	122
Total	$42,122	$(12,204)	$29,918

The aggregate expected amortization for each of the succeeding years is as follows:

Period	Amount
Year 1	$17,937
Year 2	$8,968
Year 3	$2,891

6.    Long-Term Debt

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2011
Royal Bank of Scotland - Revolving credit facility	$92,700	$-
Less related deferred financing costs	(794)	-
Total	$91,906	$-

DnB NOR Bank ASA: On July 7, 2010, Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus", for an amount of up to $40,000.

In July 2010, the Company drew down $20,000 to finance part of the acquisition cost of the vessels "Sagitta" and "Centaurus" and $20,000 in February 2011. Each advance was repayable in 24 quarterly installments of $330 and a balloon of $12,080 payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum and commitment fees of 0.96% per annum on the undrawn portion of the loan.

On May 4, 2011, Likiep, Orangina, Mili, Ralik and Ebon, entered into a loan agreement with DnB NOR Bank ASA for an amount of up to $85,000 to refinance the outstanding balance of the previous loan facility, to partly finance the cost of the vessels "Maersk Madrid", "Maersk Merlion" and "Maersk Malacca" and for general working capital purposes. The loan was available in two tranches. Tranche 1 amounting to $65,000 was drawn down in May 2011 and would be repaid in 24 consecutive quarterly installments of approximately $1,140 each, plus a balloon installment of $37,640 that would be paid together with the last installment. Tranche 2 would be the lesser of 35% of the market value of each of the "Maersk Madrid", "Maersk Merlion" and "Maersk Malacca" and $20,000 and would be repaid in 8 consecutive quarterly installments of $2,500 each. The loan bore interest at LIBOR plus a margin of 2.6% per annum.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

Both loans were secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee and manager's undertakings. The loans also included restrictions as to changes in management, ownership, additional indebtedness, minimum hull cover, consolidated leverage ratio and minimum liquidity. Furthermore, the Company was not permitted to pay any dividends that would result to an event of default.

On June 20, 2011, the Company prepaid in full the outstanding balance under the loan, amounting to $65,000 and the loan agreement was terminated. As a result of the extinguishment of both loans, the unamortized balance of the related finance costs, totaling to $642 was written-off to Interest and finance costs, in the accompanying consolidated statement of operations for the year ended 2011. The weighted average interest rate of the loan during 2011 and 2010 was 2.77% (including the original and the refinanced loans) and 2.82%, respectively.

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 (which may be increased to $150,000 subject to further syndication) in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). During 2012, an amount of $92,700 was drawn down under the credit facility, leaving an unused amount at December 31, 2012 of $7,300. The Company pays commitment commissions of 0.99% on the available commitment.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the age of the currently financed vessels the full amount of the facility will be repaid at the end of its availability period on January 17, 2017.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security hull value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, certain financial covenants and minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be held by the borrower. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility. The weighted average interest rate of the loan during 2012 was 3.07%.

During 2012, 2011, and 2010, total interest incurred on long-term debt amounted to $2,652, $551 and $274, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 11). Commitment fees incurred during 2012, 2011 and 2010 amounted to $150, $282 and $96, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

7.           Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2012 and  2011 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. This revenue is amortized to Operating expenses according to the terms of the respective contracts. For 2012, 2011 and 2010, amortization of the deferred revenue from free lubricants amounted to $112, $45 and $0, respectively.

	2012	2011
Hires collected in advance	$1,157	$-
Deferred revenue from lubricants	378	467
Total	$1,535	$467
Less current portion	$(1,264)	$(103)
Non-current portion	$271	$364

8.           Commitments and Contingencies

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

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy year.

(b)
As at December 31, 2012, the minimum contractual charter revenues, net of related commissions, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $54,090 until December 31, 2013, $26,504 until December 31, 2014 and at $6,175 until December 31, 2015.

9.  Changes in Capital Accounts

(a)
Compensation cost on restricted common stock: On April 6, 2010, DCI adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended on February 21, 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2012, 2,125,534 common shares remain available to be issued.  The plan is administered by our compensation committee, or such other committee of the Company's board of directors as may be designated by the board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

During 2012, 2011 and for the period from January 7, 2010 (inception date) to December 31, 2010, compensation cost on restricted stock amounted to $900, $954 and $1,330, respectively, and is included in General and administrative expenses. At December 31, 2012 and 2011, the total unrecognized compensation cost relating to restricted share awards was $416 and $1,317, respectively. At December 31, 2012, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.55 years.

During 2012, 2011 and the period from January 7, 2010 (inception date) to December 31, 2010, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Granted	213,331	15.00
Vested	(53,335)	15.00
Forfeited or expired	-	-
Outstanding at December 31, 2010	159,996	$15.00
Granted	53,333	7.50
Vested	(66,667)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2011	146,662	$12.95
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2012	79,998	$12.50

(b)
Follow-on offering: On July 24, 2012, the Company completed a public offering in the United States under the United States Securities Act at 1933, as amended, and on August 10, 2012, the underwriters exercised an overallotment option. As a result of this offering, a total of 9,115,803 common shares were issued at the price of $6.25 per share. The net proceeds from the public offering, including the overallotment option, amounted to $53,901 (net of underwriting discounts and commissions and offering expenses payable by the Company).

(c)
Stockholders Rights Agreement: On August 2, 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2012 and 2011, no Rights were exercised.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

10.      Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2012	2011	2010
Voyage Expenses
Port charges	33	-	-
Bunkers	43	59	50
Commissions	1,328	672	217
Total	1,404	731	267

Vessel Operating Expenses
Crew wages and related costs	14,460	5,283	1,251
Insurance	1,392	582	160
Spares and consumable stores	8,216	3,647	1,278
Repairs and maintenance	4,403	1,468	138
Tonnage taxes (Note 13)	136	27	13
Miscellaneous	362	127	45
Total	28,969	11,134	2,885

A part of the commissions is charged by DSS under the Vessel Management Agreements (Note 3).

11.           Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2012	2011	2010
Interest expense (Note 6)	2,652	551	274
Amortization and write-off of deferred financing costs	197	681	110
Commitment fees and other	217	372	127
Total	3,066	1,604	511

12.           Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 79,998 as at December 31, 2012 and 146,662 as at December 31, 2011, received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during 2012 and 2011 amounted to $28,545 and $4,154, respectively. The Company did not declare any dividends in the period from January 7, 2010 (inception date) to December 31, 2010. For 2012 and 2011, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive. For the period ended December 31, 2010, and on the basis that the Company incurred losses from continuing operations, the effect of incremental shares would be anti-dilutive; therefore basic and diluted losses per share are the same amount.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

	2012		2011		2010
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss)	$5,969	$5,969	$3,630	$3,630	$(2,001)	$(2,001)
Less distributed earnings allocated to restricted shares	(104)	(104)	(34)	-	-	-
Net income / (loss) available to common stockholders	5,865	5,865	3,596	3,630	(2,001)	(2,001)

Weighted average number of common shares, basic	26,934,533	26,934,533	15,536,028	15,536,028	4,449,431	4,449,431
Effect of dilutive restricted shares	-	-	-	7,888	-	-
Weighted average number of common shares, diluted	26,934,533	26,934,533	15,536,028	15,543,916	4,449,431	4,449,431

Earnings / (loss) per common share	$0.22	$0.22	$0.23	$0.23	$(0.45)	$(0.45)

13.           Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 10).

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "Five Percent Override Rule."

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of US Dollars – except for share and per share data)

The Company believes that it satisfies the Publicly-Traded Test and is not subject to the Five Percent Override Rule. However, there are factual circumstances beyond the control of the Company that could cause it to lose the benefit of the Section 883 exemption. For example, there is a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.

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

Based on its U.S. source Shipping Income for 2012, 2011 and for the period ended December 31, 2010, the Company would be subject to U.S. federal income tax of approximately $459, $22 and $8, respectively in the absence of an exemption under Section 883.

14.           Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan and compensating cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2012.

15.  Subsequent Events

(a)           Declaration of dividends: On February 19, 2013, the Company declared dividends amounting to $9,658, or $0.30 per share, payable on or around March 21, 2013 to stockholders of record as of March 5, 2013.

(b)           New vessel acquisition: On February 19, 2013, the Company, through its newly acquired subsidiary Nauru Shipping Company Inc., entered into a memorandum of agreement with a third party company to acquire the container vessel "Hanjin Malta" for the purchase price of $22,000. The vessel is expected to be delivered to the Company in March 2013.