Form 20-F
period 2013-12-31
Diana Containerships Inc.
filed 2014-03-26
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to____________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-35025

DIANA CONTAINERSHIPS INC.

(Exact name of Registrant as specified in its charter)

Diana Containerships Inc.

(Translation of Registrant's name into English)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

Pendelis 18, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive offices)

Mr. Ioannis Zafirakis
Tel:  + 30-216-600-24000, Fax: + 30-216-600-2599
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
________________None________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
________________None________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, there were 35,051,567 shares of the registrant's common stock outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the years ended December 31, 2013, 2012 and 2011 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP". The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the years ended December 31,			For the period from January 7, 2010 (inception date) to December 31,
	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Time charter revenues	$74,337	$68,835	$26,992	$5,735
Prepaid charter revenue amortization	(20,322)	(12,204)	-	-
Time charter revenues, net	54,015	56,631	26,992	5,735
Voyage expenses	705	1,404	731	267
Vessel operating expenses	30,870	28,969	11,134	2,885
Depreciation	11,070	12,476	5,937	1,454
Management fees	305	1,551	650	203
General and administrative expenses	5,059	3,468	3,442	3,524
Impairment losses	42,323	-	-	-
Loss on vessels' sale	16,481	-	-	-
Foreign currency losses / (gains)	66	(194)	18	(1,044)

Operating income / (loss)	(52,864)	8,957	5,080	(1,554)
Interest and finance costs	(4,554)	(3,066)	(1,604)	(511)
Interest income	72	78	154	64

Net income / (loss)	$(57,346)	$5,969	$3,630	$(2,001)

Earnings / (loss) per common share, basic and diluted	$(1.73)	$0.22	$0.23	$(0.45)

Dividends declared and paid, per share	$0.90	$1.00	$0.18	$-

Weighted average number of common shares, basic	33,159,328	26,934,533	15,536,028	4,449,431

Weighted average number of common shares, diluted	33,159,328	26,934,533	15,543,916	4,449,431

	As of and for the years ended December 31,			As of and for the period from January 7, 2010 (inception date) to December 31,
	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$19,685	$31,526	$41,354	$11,098
Total current assets	22,980	36,912	43,559	12,376
Vessels' net book value	265,372	260,945	158,827	92,077
Total assets	316,709	337,045	210,011	105,349
Total current liabilities	3,779	6,110	3,114	2,429
Long-term bank debt (net of unamortized deferred financing costs)	98,102	91,906	-	19,490
Related party financing, non-current	50,233	-	-	-
Deferred revenue, non-current	50	271	364	182
Total stockholders' equity	$164,465	$238,758	$206,533	$84,611

Cash Flow Data:
Net cash provided by / (used in) operating activities	$31,740	$31,346	$12,504	$(186)
Net cash used in investing activities	(81,663)	(149,960)	(79,321)	(93,531)
Net cash provided by financing activities	38,082	108,786	97,073	103,764

Fleet Data:
Average number of vessels (1)	9.6	8.6	3.6	1.0
Number of vessels at end of period	9.0	10.0	5.0	2.0
Ownership days (2)	3,516	3,156	1,320	361
Available days (3)	3,516	3,156	1,320	361
Operating days (4)	3,442	3,150	1,311	352
Fleet utilization (5)	97.9%	99.8%	99.3%	97.5%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$15,162	$17,499	$19,895	$15,146
Daily vessel operating expenses (7)	8,780	9,179	8,435	7,991

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

	For the years ended December 31,			For the period from January 7, 2010 (inception date) to December 31,
	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$54,015	$56,631	$26,992	$5,735
Less: voyage expenses	(705)	(1,404)	(731)	(267)

Time charter equivalent revenues	$53,310	$55,227	$26,261	$5,468

Available days	3,516	3,156	1,320	361
Time charter equivalent (TCE) rate	$15,162	$17,499	$19,895	$15,146

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

The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates have since improved and stabilized somewhat, although such improvement may not be sustainable and rates remain below their long-term averages and could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, of which four are scheduled to expire in 2014 (one charter expires in April 2014, one in September 2014 and two in late December 2014), assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. For instance, we have vessels whose charter expire in 2014, for which the current one-year time charter rate is significantly less than the charter rate payable under the charters we currently have in place. When our containerships' charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.

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

Our vessels are currently employed on time charter, to an aggregate of 6 different charterers.  Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

According to industry sources, as of February 1, 2014, newbuilding containerships with an aggregate capacity of 4.0 million TEUs, representing approximately 23% of the total worldwide containership fleet capacity as of that date, were under construction. . The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

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

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. During 2013, impairment losses were recorded for certain of our vessels, as our impairment test exercise indicated that the carrying values of these vessels were not recoverable.

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

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the United Nation's International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including designations of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the International Management Code for the Safe Operation of Ships and Pollution Prevention.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.  For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial, or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

Our success will depend in large part on our ability and the ability of Unitized Ocean Transport Limited, which we refer to as UOT or our Manager, our wholly-owned subsidiary, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide continued to decrease during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any violation of such restrictions could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Obama administration, the European Union and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.  Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

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

The fair market value of our vessels is related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.  The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

We believe that the market value of the mortgaged vessels in our fleet is in excess of amounts required under our current credit facility with RBS.  However, if the market values of our vessels, which are at relatively low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

In 2013, 2012 and 2011 we made dividend payments in the aggregate amount of $0.90, $1.00 and $0.18 per share, respectively, and have declared a dividend of $0.15 per share on February 17, 2014, with respect to the fourth quarter of 2013. We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

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

Currently, we have secured time charters for our vessels with minimum remaining durations between 1 and 24 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our executive officers and directors will be involved in other business activities, such as the operation of Diana Shipping Inc., which may result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Diana Shipping and the Company's management currently own a significant portion of our outstanding common shares, which may limit your ability to influence our actions.

Diana Shipping currently owns approximately 9.3% of our outstanding common stock and our executive officers collectively own approximately 7.7% of our outstanding common stock. Accordingly, Diana Shipping and our management have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping and our management continue to own a significant amount of our equity, even though such amount represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.

Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.

Diana Shipping currently owns approximately 9.3% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

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

Restrictive covenants in our credit facilities may impose financial and other restrictions on us.

We entered into a $100.0 million secured revolving credit facility with the Royal Bank of Scotland plc, or RBS, in December 2011 in order to refinance part of the acquisition costs of the container vessels m/vSagitta and m/v Centaurus, to finance part of the acquisition cost of our container vessels, m/v Cap Domingo (ex Cap San Marco), m/v Cap Doukato (ex Cap San Raphael) and m/v APL Sardonyx and m/v APL Spinel. In addition, in May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of our major shareholders, to be used to fund vessels acquisitions and for general corporate purposes. As of December 31, 2013 and the date hereof, we had $148.7 million of debt outstanding under our facilities. As of December 31, 2013 and the date hereof we did not have any remaining borrowing capacity under our loan agreements.

Our credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

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

Our success depends to a significant extent upon the abilities and efforts of our management team, our Chief Executive Officer, Mr. Symeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos; and our Chief Operating Officer and Secretary , Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2013 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See Item 10.E "Taxation — United States Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

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

On December 16, 2011, we entered into an agreement for a revolving credit facility of up to $100 million with RBS, and on May 20, 2013 we entered into an unsecured loan agreement of $50 million with Diana Shipping. In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stocks or lenders with respect to our credit facilities and other borrowings.

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

As of December 31, 2013 we had 35,051,567 shares of common stock outstanding.  The market price of our common stock could decline from their current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, including shares issued pursuant to our ongoing at-the-market offering of up to $40.0 million in gross proceeds, under which a total of 2,859,603 shares were sold as of December 31, 2013, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

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

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company's vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400.  Unitized Ocean Transport Limited, our Manager, rents our office space from an unrelated third party.

Business Development and Capital Expenditures and Divestitures

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

In December 2011, we entered into an agreement for a revolving credit facility of up to $100 million with the Royal Bank of Scotland plc. The credit facility has a term of five years and bore, up to June 1, 2013, interest at the rate of 2.75% per annum over LIBOR. We also paid a commitment fee of 0.99% per annum on the undrawn amount of the facility until October 31, 2013. In 2012 and 2013, we drew down an aggregate amount of $92.7 million and $6.0 million respectively, leaving currently outstanding an amount of $98.7 million.

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

In February 2013, we entered into a Memorandum of Agreement with Hanjin Shipping Co., Ltd., Seoul, for the purchase of a 1993-built Panamax container vessel of approximately 4,024 TEU capacity, the m/v Hanjin Malta, for a purchase price of $22 million. The vessel was delivered to us from the sellers in March 2013. The vessel was chartered back to her sellers .

Effective March 1, 2013, Unitized Ocean Transport Limited, the "Manager" or "UOT", our wholly-owned subsidiary, provides us and the vessels we own with management and administrative services. Pursuant to the new management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15,000 per vessel per month for employed vessels and $7,500 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10,000. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Similar fees for the years ended 2011 and 2012 and the period January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A, or DSS, a wholly-owned subsidiary of Diana Shipping Inc. On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement, the Broker Services Agreement that DSS had entered into with Diana Enterprises Inc. on our behalf, and the Vessel Management Agreements with DSS were terminated.

Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had a term of thirteen months and the fees were payable quarterly in advance, effective April 1, 2013.

In April and May 2013, we sold the vessels m/v Maersk Madrid, m/v Maersk Merlion and m/v Maersk Malacca to unrelated parties for demolition, for the aggregate sale price of $28.1 million, net of address commissions. In May and June 2013, the vessels were delivered to their new owners.

In May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of our major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan has a term of four years and bears interest at the rate of 5.0% per annum over LIBOR and a fee of 1.25% per annum on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount of $50.0 million was drawn down, which currently remains outstanding.

In May 2013, we filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of our common stock under an at-the-market offering.  As of December 31, 2013, a total of 2,859,603 shares of our common stock were sold under the at-the-market offering and the net proceeds, after deducting underwriting commissions and offering expenses payable by us, amounted to $12.4 million. We currently intend to continue sales of the remaining amounts of our shares available under the at-the-market offering, subject to market conditions.

In August 2013, we entered into two Memoranda of Agreement for the purchase of two 2006-built Post-Panamax container vessels of approximately 6,541 TEU capacity each, the m/v Puelo, and the m/v Pucon, for a purchase price of $47 million each. The vessels were delivered to us from the sellers in August and September 2013, respectively. The vessels were chartered to CSAV.

During 2013, we entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, and certain other consequential amendments of the terms of the initial facility agreement.

In December 2013 and February 2014, we sold the m/v Apl Spinel and the m/v Apl Sardonyx, respectively, to unrelated parties for demolition, for the aggregate sale price of $19.1 million, net of address commissions. The vessels were delivered to their new owners in December 2013 and February 2014, respectively.

Subsequent to December 31, 2013 and up to March 25, 2014, we sold 948,160 shares of common stock pursuant to our at-the-market program, in connection with which we received total net proceeds of $3.8 million.

In March 2014, the Broker Services Agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, with retroactive effect from January 1, 2014, the duration of the engagement shall be for a term of fifteen months, ending on March 31, 2015. All other terms of the agreement remained unchanged.

B.	Business Overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.

As of the date of this report, our fleet consists of six panamax and two post-panamax containerships with a combined carrying capacity of 36,165 TEU and a weighted average age of 10.8 years. As at December 31, 2013, our fleet consisted of seven panamax and two post-panamax containerships with a  combined carrying capacity of 40,894 TEU and a weighted average age of 11.5 years. As at December 31, 2012, our fleet consisted of ten panamax containerships with a combined carrying capacity of 42,151 TEU and a weighted average age of 15.6 years. Finally, as at December 31, 2011, our fleet consisted of five panamax containerships with a combined carrying capacity of 20,486 TEU and a weighted average age of 15.0 years.

During 2013, 2012, and 2011, we had fleet utilization of 97.9%, 99.8%, and 99.3%, respectively, our vessels achieved a daily time charter equivalent rate of $15,162, $17,499, and $19,895, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $54.0 million, $56.6 million and $27.0 million, respectively.

Set forth below is summary information concerning our fleet as at March 25, 2014.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU

Panamax Container Vessels

SAGITTA	A	$7,250	1.25%	A.P. Moller - Maersk A/S	15-Mar-13	29-Jan-14
		$7,400			29-Jan-14	15-Sep-14 - 30-Nov-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	1-Apr-14 - 13-Jun-14	1,2
2010 3,426
CAP DOMINGO	B	$22,850	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-13	6-Feb-14	3,4,5
(ex Cap San Marco)
2001 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	B	$22,850	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-13	6-Feb-14	3,4,5
(ex Cap San Raphael)
2002 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
SARDONYX	C	$24,750	1.00%	APL (Bermuda) Ltd.	17-Feb-12	12-Feb-14	4,6,7
(ex APL Sardonyx)
1995 4,729
APL GARNET	C	$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	4
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	4
1993 4,024

Post - Panamax Container Vessels

PUELO	D	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	23-Feb-15 - 23-Feb-16	8
2006 6,541
PUCON	D	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	8
2006 6,541

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months.

2 Based on latest information.
3 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5 Vessel chartered for a period of thirty-six (36) months plus or minus forty-five  (45) days. The net daily charter hire rate will be US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 during the third twelve (12) months of the charter.

6 Since December 28, 2012 charterers changed to NOL Liner (Pte) Ltd.
7 Vessel sold and delivered to its new owners on February 21, 2014.
8 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period after delivery, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

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

Management of Our Fleet

    The business of Diana Containerships Inc. is the ownership of containerships. The parent holding company wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management of our fleet, as well as providing administrative services relating to the fleet’s operations, are carried out, since March 1, 2013, by our wholly-owned subsidiary, Unitized Ocean Transport Limited, which we refer to as UOT, or our fleet manager.  In exchange for providing us with commercial and technical services, we pay our Manager a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Until March 1, 2013, Diana Shipping Services S.A., or DSS, a wholly-owned subsidiary of Diana Shipping Inc., provided us with commercial, technical, accounting, administrative, financial reporting and other services, pursuant to an Administrative Services Agreement and Vessel Management Agreements. In addition, pursuant to a Broker Services Agreement, DSS had appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing services to us. Please see "Item 7. Major Shareholders and Related Party Transactions" for a detailed description of these agreements. On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement, the Broker Services Agreement that DSS had entered into with Diana Enterprises Inc. on our behalf, and the Vessel Management Agreements with DSS, were terminated.

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million and a period of probation of three years and six months as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of one of Diana Shipping Inc's vessels.  This conviction and fine payable by DSS did not result in the payment of any additional fees or expenses to us prior to the time that UOT replaced DSS as our Manager, and we do not believe that the conviction in any way affected the level of services provided to us by DSS.

Business Strategy

To acquire high quality containerships throughout the shipping cycle

We will seek to provide attractive returns to our investors by continuing to make accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. We believe that the containership sector currently provides attractive acquisition opportunities as asset values remain at low levels and will continue to present attractive opportunities through the cycle. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. In addition, we are not affected by issues currently impacting certain other containership companies, such as high leverage and the purchase of vessels at prices significantly above historical averages.  We will continue to initially focus on vessels ranging from 3,500 TEU to 8,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

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

Maintain a strong balance sheet

We have a strong balance sheet and we intend to maintain relatively low debt levels. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchase opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the containership market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

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

Our Customers

Our customers include national, regional, and international companies, including A.P. Møller-Maersk A/S, CMA CGM S.A., CSAV Valparaiso, Reederei Santa Containerschiffe, GMbH & Co. KG, Hanjin Shipping Co. Ltd and NOL Liner (Pte) Ltd. During 2013, four of our charterers accounted for 87% of our revenues; A.P. Møller-Maersk A/S (16%), Reederei Santa Containerschiffe, GMbH & Co. (23%), NOL Liner (Pte) Ltd (38%) and Hanjin Shipping Co. Ltd (10%). During 2012, three of our charterers accounted for 90% of our revenues; A.P. Møller-Maersk A/S (46%), Reederei Santa Containerschiffe, GMbH & Co. KG (22%) and APL (Bermuda) Ltd (22%). During 2011, two of our charterers accounted for 100% of our revenues; A.P. Møller-Maersk A/S (73%) and CSAV Valparaiso (27%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

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

Introduction

Container shipping is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade.  Global container trade has increased every year in terms of volumes since the introduction of long-haul containerized shipping lanes in the late 1960s, with the exception of 2009.  Container shipping is performed by shipping lines, or liners, which operate frequent scheduled services, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilisation level.  Between 2000 and 2012, world container trade grew at a compound annual growth rate ("CAGR") of 8.1% in terms of volumes.  In 2012, approximately 177 million TEU of containerized cargo was transported by sea and provisional figures suggest this rose to 183 million TEU in 2013.  Overall, there has been a shift away from the traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduced container handling technology and as the benefits of container shipping became more widely recognized.

Ships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 18,000 TEU. The containership fleet has grown rapidly to meet the increases in trade, with total capacity rising from under 2 million TEU at the end of 1991 to 17.1 million TEU in January 2014.  Matching capacity with demand has however been a challenge for the industry and the market is currently oversupplied as a result of the high levels of new ordering which occurred between 2006 and 2008 and again since mid-2010, with the exception of a lull in late 2011 and early 2012. Annual changes in global container throughput and fleet capacity in the period ranging from 1980 to 2012 are shown in the chart below.

As of early 2014 the container shipping market continues to grow, albeit not at the high rates which have been seen historically. According to currently available data, global container throughput is expected to have grown by 3.4% in 2013.  Global fleet growth may continue to challenge the industry in the next three years, as carriers struggle to deploy very large containerships across their portfolio of services without damaging the supply to demand balance. The proportion of the current fleet that can be classed as inactive is low - probably no more than 3 to 4% of total supply - although excess capacity is hidden in operating initiatives such as slow steaming. Provided demand growth remains and there is no longer a continued resurgence in new ordering, the conditions are slowly being laid for a possible market recovery.

Drivers of Container Shipping Demand

Approximately 90% of world trade in volume terms is carried by sea. Oceangoing vessels represent an efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances.

In general, trends in seaborne trade are influenced by the underlying demand for bulk commodities, raw materials and semi-finished and finished goods which, in turn, are influenced by the level of worldwide economic activity.  The growth in world container trade is thus primarily driven by the growth in economic output and consumption, increases in global sourcing and changes in patterns of world trade.  Container trade growth is in part dependent on levels of economic growth and, generally, growth in GDP and industrial production correlate with changes in the demand for international container shipping.  GDP serves as one of the best indicators of prospective container volumes and historically container trade volumes have grown at a multiple of 2.5 times GDP growth. While this has not been the case since 2008 and 2009, the relationship between GDP and container trade volume growth has staged a modest recovery since 2012 and, in 2013, container trade volume is expected to grow at a multiple of 1.1 to 1.2 times GDP growth. Overall, the relationship between economic growth and container trade growth seems to have changed. Part of the reason for such change is the outsourcing trend to China reaching maturity.

Inexpensive and reliable container transport has facilitated manufacturing and distribution processes that have accompanied globalization, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of container transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on "just-in-time" delivery methods, which are facilitated by the fast transit times and frequent, reliable services offered by container liners and the container industry.

In addition to the levels of economic growth, there are several structural factors that also impact global container trade, including continuing penetration by containerization of traditional shipping sectors, such as general cargo and refrigerated cargo markets and, to a limited extent, even some dry and wet bulk commodities, which traditionally have been the preserve of the dry bulk carrier and oil tanker markets.

Container Shipping - Introduction

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit, or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. In recent years, 40-foot long containers (9.5 feet high), equivalent to two TEU, have increasingly been used by large retailers to move lightweight, fast moving consumer goods across the globe. There are specialized containers of both sizes to carry refrigerated perishables or frozen products, as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals.

A container shipment begins at the shipper's premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as transshipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver's premises by truck, rail or barge.

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

Highly Developed Intermodal Network:

Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas, and to final destinations, benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. Sophisticated port and intermodal industries have developed to support container transportation.

Reduced Shipping Time:

Containerships can travel at a speed of up to 25 knots per hour, even in rough seas, thereby transporting cargo over long distances in shorter periods of time. Such speed reduces transit time and facilitates the timeliness of regular scheduled port calls, compared to general cargo shipping. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most operators have reduced speeds and deployed more ships on some voyage strings. This has also had a positive environmental effect in helping reduce ship emissions.

Types of Container Ship

Containerships are typically "cellular," which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels, or "ro-ro" ships, designed to carry chassis and trailers, and multipurpose ships which can carry a variety of cargo including containers.

The main categories of containerships are broadly as follows:

•	Very Large:
"Very large" ships (with capacity in excess of 10,000 TEU) are currently exclusively deployed on the Asia-North Europe and Mediterranean and Transpacific trades. Middle East trades may at some stage see the regular deployment of ships with capacity exceeding 10,000 TEU.

•	Large:
Large ships have a capacity of 8,000 to 9,999 TEU and are currently deployed on the Transpacific, Asia-Middle East and Asia to Latin America trades.

•	Post Panamax:
Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to transit through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion expected in mid to late 2015, which would allow ships with capacity of up to 13,500 TEU to transit the waterway. Ships of this size can be considered the workhorses of many smaller or emerging trade routes outside of the main east-west arteries.

•	Panamax:
Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle. There is a fear that many of these ships may become redundant once the widened Panama Canal is fully open and carriers continue to deploy the largest vessels they can across their service portfolios in order to minimize slot costs.

•	Intermediate:
In this category, the ships range in capacity between 2,000 and 2,999 TEU and are generally able to operate on all trades.

•	Handysize:
Smaller ships with capacities ranging from 1,000 to 1,999 TEU, for use in regional trades – a primary example being the intra-Asian trades.

•	Feeder:
Ships with a capacity of less than 1,000 TEU, which are usually employed as feeder vessels on trades to and from hub ports or on small niche trades or domestic routes.

Containership Demand

In 2009, the volume of container trade contracted for the first time in history, due to the severity of the worldwide recession. However, in 2010, global container trade recovered in the wake of renewed growth in the world economy and inventory re-building.  In 2011, approximately 169 million TEU of containerized cargo was transported by sea, representing an increase of 9.6% over 2010.  In 2012, total container trade grew to 177 million TEU and currently available data for 2013 points to further growth to 183 million TEU.

The long-term trend in world container cargo volumes between 1991 and 2013 is shown in the chart below.  During these years, world container trade grew at a CAGR of 8.6% in terms of volumes.

Another measure of containership demand is world container port throughput. World container port throughput is made up of three different traffic streams: loaded containers, empty containers and transhipment containers (full and empty).  The following chart shows world container port throughput from 1991 through 2012 in terms of both loaded and empty container movements on a global basis.  During this period, port movement of containers increased by approximately six times, from just over 96 million TEU in 1991 to 622 million TEU in 2012, equivalent to a CAGR of 9.3%.

In 2013, provisional data indicates that global containerized cargo volumes continued to grow in absolute terms by 3.4%.

Growth in the container market has at times outpaced investment in port and canal infrastructure, which has occasionally resulted in congestion in some parts of the transportation chain. Congestion increases ships' time in transit and reduces overall efficiency. As the largest containerships are deployed in the major trades, incremental tonnage is required to feed cargo to these mother ships from ports that do not have either the volume or the infrastructure to serve very large vessels of over 10,000 TEU of capacity directly. In this context, both congestion and increased transshipment absorb shipping capacity, but do not represent incremental growth to the overall container market.

Main Container Trades

There are three core trades in the container shipping industry: the Transpacific, Transatlantic and Asia-Europe trades. These trades are often referred to as the east-west trades.

Trade along these lanes is primarily driven by United States and European consumer demand for products made in Asia. The volume of trade between Asia and the Middle East is now larger than that on the Transatlantic and should be considered as a major east-west trade on which carriers can deploy very large vessels.

Supporting these core trades are the north-south trades and a network of regional trades, of which the largest is the intra-Asia market. Other regional trades include the Europe-Mediterranean, Caribbean-United States, Asia-Australia and North America-South America trades.

The maps below indicates the main north-south and intra-regional trades, while an indicative breakdown of global container seaborne trade by route for 2012 is shown in the following table.

Main Container Shipping Routes: 2012

Source: Drewry

Different trades are usually served by vessels of different sizes as determined by the volume of the trade, required service frequency and physical constraints of the ports visited. However, the average capacity of vessels deployed in some trades is increasing at a more rapid pace because of the effects of cascading and the fact that carriers believe that by deploying larger ships on some trades, they may reduce their average slot costs and be more competitive.

The east-west trades are generally served by the larger containerships, such as the Panamax, post-Panamax and large or very large vessels. The north-south trades are generally served by the smaller Handysize, intermediate and Panamax containerships. Regional trades are generally served by feeder and Handysize containerships. However, in recent years when capacity has out-stripped demand, carriers have started deploying larger vessels in some of these smaller or regional trades. The following table shows the trades on which different sizes of containerships may adequately be deployed. Individual liners or alliances may also take the decision to deploy considerably larger ships in a given trade for their own internal reasons.

Containership Supply

As of January 31, 2014, the world fleet of fully cellular containerships consisted of 5,115vessels, totalling 17.130 million TEU in capacity. These figures exclude multi-purpose and ro-ro vessels with container carrying capability.

Historical Fleet Growth

The fleet has grown rapidly to meet the increases in trade, with capacity rising from under 2 million TEU at the end of 1991 to 17.1 million TEU in January 2014.

In tandem with the growth in capacity of the overall fleet, average ship capacity has also steadily increased. The average capacity of containerships in service was 3,321 TEU as of January 31, 2014, as compared to 1,590 TEU in 1997. Average capacity is expected to continue to increase due to the number of large-sized containerships on order. The average capacity of containerships on order as of January 31, 2014 was 7,867 TEU, with the largest ships on order having a capacity of 18,400 TEU.

Containership Orderbook

As of January 31, 2014, the global containership new-built orderbook in terms of TEU was 3.69 million TEU, equivalent to 21.3% of the existing cellular containership fleet. This is low when compared to 2007-2008, when the orderbook reached the equivalent of 60% of the existing fleet, and it is below the average for the sector over the last decade. However, the orderbook is heavily influenced towards ships with capacity exceeding 8,000 TEU, which comprise 81% of the overall orderbook in TEU terms. At the other end of the spectrum, there are fewer new orders for ships with capacity below 3,000 TEU, which have traditionally been found in feeder or niche trade employment. This is because the capacity of feeder ships is increasing and vessels of 3,000 to 5,000 TEU are now considered to be the workhorses of the industry, providing feeder and transhipment services to the largest vessels working the main east-west routes.

The current orderbook and its heavily skewed position to the largest ships have two potential major impacts.  Firstly, the liners may find it increasingly difficult to manage an effective cascade of their operated tonnage across all trades as the largest vessels are deployed, and secondly, the larger ships are still relatively inflexible in terms of their deployment. As these ships are placed into service, they may put more pressure on the supply to demand balance within the relevant trades and ultimately on freight rates on such trades.

The size of the orderbook built up rapidly in the period from 2006 to 2008, when strong freight rates and robust demand on the key core east-west trades encouraged high levels of new ordering. The combination of deliveries, orderbook cancellations and conversions and an absence of new orders in 2009, led to the size of the orderbook contracting, but this position was reversed in 2011 due to renewed ordering of very large containerships, with new orders in the year totalling 1.5 million TEU.  However, new ordering in the container sector in 2012 declined and amounted to just 0.42 million TEU. Since January 2013, there has been another surge in ordering with approximately 1.4 million TEU ordered. 56 ships of at least 10,000 TEU have been ordered since the beginning of 2013. Carriers are of the view that by deploying the largest possible ships across their core network of east-west trade routes, they may remain competitive and enjoy lower unit slot costs.

The ordering of ships with capacity exceeding 10,000 TEU is now no longer related to forecasts of future demand growth. All top 20 global operators, with the exception of CSAV, have stepped up to the large ship league, either through ordering for their own account or through the long-term lease of orders placed directly by independent owners or financial institutions.

Large and some very large containerships are expected to be able to transit the enlarged Panama Canal, including ships with capacity of up to 13,500 TEU. The largest containerships currently on order (18,400 TEU) are not expected to be able to transit the enlarged waterway and have been designed towards deployment in the Asia-Europe trade.

Demolition

Demolition activity has surged since the beginning of 2012. This has been driven by operators' desire to utilize the most fuel efficient tonnage, as many older container vessels are unable to provide owners and operators the cost savings they require. In addition, the charter market has not fully recovered since 2009 and most tonnage under 4,000 TEU has been unable to consistently earn revenue above operating costs. With costly special certificates required once a vessel reaches fifteen years of age, some owners have decided to realize residual values, by scrapping the older sections of their fleet.  This is likely to be a continuing trend for the industry, especially as older Panamax vessels will increasingly become redundant once the widened Panama Canal is opened in late 2015.

In 2012, some 330,000 TEU was scrapped and based on preliminary figures some 400,000 TEU was removed from the fleet in 2013, a record for the container industry. The two most obvious trends are that the average age of ships being scrapped is declining and the average size of vessels is increasing.  In 2012, the average age of vessels scrapped was 23.4 years, down from around 29-30 years, which has been the average over the last decade.  In the same period the average size of ship being sent for demolition increased from 1,500 to 1,870 TEU. These trends have continued throughout 2013.

Increased scrapping should act as a welcome modifier to the growing global fleet which continues to affect the overall health of the industry. Should 400,000 TEU be removed in 2013, this will take out 2.4% out of the global fleet. However, it should be remembered that the majority of vessels being scrapped are not operating in the core east-west trade lanes and hence increased scrapping does not necessarily improve their individual trade route dynamics.

Void Sailings and Idle Tonnage

In some cases ocean carriers will cancel sailings instead of service withdrawals. This happened in 2012 and is likely to occur in the winter of 2013/2014.  It is one way of trying to match capacity with demand and it helps to improve utilization rates, thereby putting ocean carriers in a better position when negotiating freight rates.

The timing of cancelled sailings is often planned around attempts to introduce general rates increases (GRI). When sailings are reduced in large numbers, freight rates usually improve, although there are exceptions because freight rate levels are sometimes dependent on factors other than vessel utilisation. It is worth noting however, that freight rate improvements associated with cancellations are usually very temporary.

At the beginning of September 2013 approximately 290,000 TEU or 1.7% of the global fleet was idle or inactive. This figure has declined since the opening months of 2014 and suggests that carriers would rather deploy larger tonnage and enjoy reduced slot costs, than maintain the supply-demand balance and by implication, freight rates.

Consolidation, Partnerships and Global Alliances

Liners also engage in various cooperation or capacity sharing agreements which allow them to enhance their service offering while maintaining flexibility and reducing costs. Such agreements may take several forms, depending on the level of responsibility and commitment of the liners involved. They include vessel sharing agreements, including alliances, slot swap or exchange agreements and slot charter agreements.

There are four main alliances among the major carriers, which involve vessel sharing agreements on certain trade routes. Alliances are the most developed form of cooperation or capacity sharing agreements. In any given trade, the members of an alliance may usually operate as an aggregate more vessels and weekly services than one carrier could operate on its own.

There are four main alliances.

•
Grand Alliance – Orient Overseas Container Line (OOCL), Nippon Yusen Kaisha (NYK) and Hapag-Lloyd. At present, these lines have agreements on the Transatlantic and Asia to U.S. west coast Transpacific trades.

•
New World Alliance – Hyundai Merchant Marine (HMM), Mitsui Overseas Lines (MOL) and American President Lines (APL), the liner arm of Neptune Orient Lines (NOL).  At present, these lines have agreements on the Transatlantic and Asia to U.S. west coast Transpacific trades.

•
G6 – This is an extension of the Grand Alliance and the New World Alliance incorporating OOCL, NYK, Hapag-Lloyd, HMM, MOL and APL. The vessel sharing agreements operate in the Asia-North Europe and Mediterranean and Asia to U.S. east coast Transpacific trades.

•	CKYH or Green Alliance – Cosco, K Line, Yang Ming, Hanjin. At present, these lines have agreements on the Asia-North Europe and Mediterranean and transpacific trades.

Pursuant to vessel sharing agreements, the liner companies will contribute a number of vessels to a particular service, based on the  number of ports of call within the service .. Vessel sharing agreements generally specify the size of vessels deployed and may or may not involve the sharing of certain operational costs and commercial arrangements in ports. Alliances may vary in terms of both scope and individual commitments of liners, and some liners may provide a larger number of ships or ships of a greater capacity. Marketing and service commitments to shippers are all handled individually by the relevant liners.

There are other less-binding operational cooperation frameworks between individual liners which are not commonly known by an industry title or name. These are simple vessel sharing agreements. Many carriers work with other liners in the intra-Asian market for example and agree to operate a service together, each liner providing a certain number of vessels. For instance, United Arab Shipping Company and China Shipping Container Lines have no formal or binding alliance agreement, but they do cooperate in terms of vessel sharing on the Asia-North Europe, Transpacific and Asia to Middle East trades.

Of the top 20 major ocean carriers, only Zim and Evergreen are outside of any formal alliance grouping in the core east-west trades, although Zim does contribute vessels to G6 services in the Transpacific trade. Similarly, Evergreen has a number of vessel sharing agreements with different liners in several trades.

Under a slot swap or exchange agreement between liners, the relevant parties agree to utilize an agreed number of slots on a given trade for an agreed time. Many of these agreements would involve a partner taking an agreed number of slots from another partner on a trade where it may not physically contribute any vessels of its own (either owned or chartered).

Slot charter agreements operate in a similar manner, except that they involve the purchase of slots from a carrier, rather than a mere swap.  Even if the slot is not used commercially, the carrier still pays for it. Agreements may not necessarily be reciprocal. The vast majority of liners enter into these agreements to a certain extent. Such agreements enable carriers to have a presence in a trade without committing to buying or chartering their own vessels, and to broaden their service offering to their customer base.

The exact market share of alliances is difficult to determine, both on an individual trade and on the global scale. For example, Zim has a vessel sharing agreement with the G6 alliance in the Asia-U.S. east coast transpacific trade and with the Grand Alliance in the Asia to U.S. west coast transpacific trade. Many other lines also have slot/swap agreements with alliance members on a number of trades, which are undisclosed. Any analysis of total capacity provided by members of a specific alliance at a given point in time cannot necessarily give a truly accurate idea of market share.

The market shares of the main formal alliances in the core east-west trades as of October 1, 2013 was as follows:

Slow Steaming

Excess shipping capacity and rising fuel prices have prompted liners to reduce vessel operating speeds and thus reduce fuel costs, while at the same time requiring more ships to provide the same level of shipping capacity on a particular trade, and in doing so absorbing excess capacity within the market.

The impact of reducing sailing speeds on the number of days required to complete a round voyage on the three main trades is shown below.

A typical Asia-North Europe string previously comprised eight 9,000 to 10,000 TEU vessels operating at design speeds of 24 knots. By reducing the sailing speed of the vessels to 20 knots, a further ship would be required to provide the same level of service. Given prevailing fuel costs and freight market conditions, the cost savings associated with slow steaming have become as important as the need to absorb additional shipping capacity. The exact savings depend on the technical specifications of the ship, the level of speed reduction and the prevailing fuel price, but a typical 5,500 TEU vessel sailing at 25 knots consumes approximately 168 tons of fuel a day.  If the speed is reduced to 19 knots, consumption falls to approximately 74 tons a day.

Other measures taken by the lines to reduce consumption include the use of silicone paint to reduce drag, the installation of waste heat recovery systems, the removal of bulbous bows and the de-rating of engines. In the last 12 to 18 months, some lines have also started to make bunkering calls at Vostochny or Vladivostok in Russia to take advantage of the considerably cheaper fuel, which is as much as $100 per tonne less expensive than in Rotterdam or Singapore.

Containership Charter Rates

The growth in demand for container shipping has generally increased demand pressure and over time has caused an increase in the charter rates paid to secure containerships. The following chart indicates annual average charter rates for representative containerships from 2002 to January 2014.

With some exceptions, charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50%, as charter markets experienced significant growth. In 2006, charter rates weakened due to supply rising faster than demand and market conditions. This trend continued in 2007 and 2008, and in 2009, rates fell even further due to rising supply and weak demand. In 2010 and 2011, charter rates recovered partly, but decreased again in the first half of 2012 as increases in supply once again outpaced the changes in demand.  In January 2013, charter rates were close to the all-time low witnessed in 2009, and as such, below long term averages. Throughout most of 2013 the charter market made no noticeable recovery across any individual vessel sizes due to oversupply, but in the final quarter of the year rates were a little stronger. However, they still remain below long term averages. Owners are not in a position to decide rate increases, because operators have the ability to switch to another similar size vessel and specification if they wish.

The main factors affecting vessel charter rates are primarily the supply and demand for container shipping.  The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods, from three years to ten years, vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle, but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (including fuel consumption, speed, wide beam, shallow draft, whether geared or gearless), the price of new-built and secondhand ships (buying as an alternative to chartering ships) and market conditions.

Container Freight Rates

Factors that drive vessel charter rates also affect container freight rates. Container freight rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behaviour, including inter-carrier competition. To some extent, container freight rates are also affected by market conditions.

Average container freight rates fell sharply in 2009, as a result of the downturn in the market, but then increased again sharply in 2010 as throughput volumes rose. In 2011, freight rates were lower due to overcapacity and the continued uncertainty surrounding the outlook for the world economy. Rates slightly recovered in 2012, although they were under constant pressure throughout 2013. The east-west trades have suffered because of severe market share competition, and rates have declined on the Asia-North Europe trade to below carrier break-even rates. This has led carriers to proceed to a general rate increase. Rates in the north-south trades have also suffered through the cascade of larger ships which has coincided with weaker demand across several emerging trade routes.

Freight rates for specialized cargo, including refrigerated products, usually carry a premium due to increased costs of transportation and more expensive equipment such as temperature-controlled containers. Many surcharges, including fuel, congestion, currency adjustment, peak-season and heavy weight, are standard practice in the industry and these are usually paid in addition to the basic port-to-port ocean freight rates.

There are significant variances between freight rates granted to shippers in the spot market (usually for relatively short periods of less than 30 days) and to beneficial cargo owners (freight payers) under longer-term contract conditions. Generally, beneficial cargo owners enjoy more competitive rates because of their high volumes across multiple trades.

Containership Newbuilding Prices

New-built prices rose steadily from 2002, due to a shortage in new-built capacity during a period of high ordering and increased shipbuilders' costs as a result of rising raw material prices, and particularly steel. However, since the second half of 2008, weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. In 2011, prices weakened across all size bands and this weakness continued into 2013, as shipyards were forced to cut prices.

The factors which influence new-built prices include ship type, shipyard capacity, demand for ships, "berth cover", i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.

Containership Secondhand Prices

Secondhand values for containerships increased between 2005 and 2008, supported by a strong charter market, but prices collapsed in 2009 due to the economic crisis and the resulting oversupply in the industry. Prices recovered partially during 2010 and 2011, as charter rates returned closer to average historical levels, but weakened again in 2012 in the face of reduced freight rates. In July 2013, prices for 2,500 and 3,500 TEU vessels were approximately 50% below prices at the end of 2007, but towards the end of 2013 there was some evidence of a slight upturn in secondhand values. In current oversupply conditions, the valuation of some older secondhand tonnage which may also be seen as fuel inefficient is only marginally above scrap value.

Vessel values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, secondhand vessel values tend to appreciate and during periods of low demand, evidenced by low charter rates, vessel values tend to decline. Vessel values are also influenced by age and specification and by the replacement cost (new-built price) in the case of vessels up to five years old.

Values for younger vessels tend to fluctuate on a percentage, if not on a nominal, basis less than values for older vessels. This is due to the fact that younger vessels with a longer remaining economic life are less susceptible to the level of charter rates than older vessels with limited remaining economic life.

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is usually quite transparent and liquid, with a number of vessels changing hands on an annual basis.

The relationship between container box freight rates, vessel charter rates and secondhand prices is shown in the chart below.

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

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the re-sale value or useful lives of our vessels. In addition, a future serious marine incident, such as one comparable to the 2010 BP plc Deepwater Horizon oil spill, that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution .  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below).

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index (EEDI) for new ships mandatory and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our Manager, UOT, implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate under the ISM Code unless its manager has been awarded a document of compliance, issued in most instances by the vessel's flag state or by Classification Societies on behalf of the flag state. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the ISM Code. We will renew these documents of compliance and safety management certificates as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose pollution control and liability in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Amendments adopted in 2000, which entered into force in 2003, raised the compensation limits set forth in the 1992 Protocol by 50 percent. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission by intentional or reckless conduct. A state that is a party to the CLC may not allow a ship under its flag to trade unless that ship has a certificate of insurance or something equivalent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date, there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date ‘existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.  It is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel as any person owning, operating or chartering by demise, the vessel."  Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime or tort law.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business. We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect on December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels. The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013.  The MLC 2006 requires us to maintain developed procedures to ensure full compliance.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have already implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

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

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of two P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The P&I Associations in which the Company's vessels are entered, have not charged any supplemental calls until now and we do not know whether any supplemental calls will be charged in respect of any policy year. To the extent we experience supplemental calls; our policy is to expense such amounts.

C.	Organizational structure

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. We are the owner of all the issued and outstanding shares of the following subsidiaries:

1.	Likiep Shipping Company Inc.,
2.	Orangina Inc.,
3.	Lemongina Inc.,
4.	Ebon Shipping Company Inc.,
5.	Mili Shipping Company Inc.
6.	Ralik Shipping Company Inc.,
7.	Mejit Shipping Company Inc.,
8.	Micronesia Shipping Company Inc.,
9.	Rongerik Shipping Company Inc.,
10.	Utirik Shipping Company Inc.,
11.	Nauru Shipping Company Inc.,
12.	Eluk Shipping Company Inc.,
13.	Oruk Shipping Company Inc., and
14.	Unitized Ocean Transport Limited

each of which is incorporated under the laws of the Republic of the Marshall Islands.

D.	Property, plants and equipment

We do not own any real property. Unitized Ocean Transport Limited, our Manager, rents our office space from an unrelated third party and only owns office furniture and equipment. Our interests in the vessels in our fleet are our only material properties.

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

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for the vessels of our fleet with minimum remaining durations between 1 and 24 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the periods indicated.

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Ownerships days	3,516	3,156	1,320
Available days	3,516	3,156	1,320
Operating days	3,442	3,150	1,311
Fleet utilization	97.9%	99.8%	99.3%
Time charter equivalent rate (TCE) (1)	$15,162	$17,499	$19,895
Daily operating expenses	$8,780	$9,179	$8,435

(1)	Please see Item 3 A. for a reconciliation of TCE to GAAP measures.

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

We have paid commissions ranging from 0% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our former fleet manager, DSS, a commission that was equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Effective March 1, 2013, our new fleet manager, UOT, our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

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

Vessel Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which until June 30, 2013, was estimated at $200 and $350 per light-weight ton, depending on the vessels' age and market conditions. In order to align the scrap rate estimates with the current historical average scrap rate, effective July 1, 2013, we adjusted prospectively the estimated scrap rate used to $350 per light-weight ton for all vessels in the fleet. We believe that these assumptions are common in the containership industry.

Management Fees

We paid to DSS, our former fleet manager, up to February 28, 2013, a fixed management fee of $15,000 per month for employed vessels and $20,000 per vessel per month for laid-up vessels, in exchange for providing us with commercial and technical services pursuant to Vessel Management Agreements. Since March 1, 2013, our new fleet manager, UOT, receives a fixed monthly management fee of $15,000 per vessel in operation, and will receive a fixed monthly fee of $7,500 for laid-up vessels, if any. However, these management fees are eliminated from our consolidated financial statements as intercompany transactions.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Diana Enterprises. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2013, we had $148.7 million of outstanding indebtedness.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past and we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take, among other things, the following steps before the vessel will be ready to commence operations:

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

Our business is mainly comprised of the following elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, mainly requires the following components:

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.  During 2013, impairment losses were recorded for certain of our vessels, as our impairment test exercise indicated that the carrying values of these vessels were not recoverable.

Based on: (i) the carrying value of each of our vessels as of December 31, 2013 and 2012, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2013 and 2012, the aggregate carrying value of the vessels in our fleet as of December 31, 2013 and 2012, exceeded their aggregate charter-free market value by approximately $66.9 million and $65.4 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2013 and 2012, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that our vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2013 and 2012. However, as of the same date, most of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if these vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2013 and 2012, and currently, we have not entered into any agreement to sell any of our vessels. In February 2014, the vessel APL Sardonyx was sold for demolition. The vessel's carrying value had been impaired as of December 31, 2013.

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

Vessel		TEU	Year Built	Carrying Value (in millions of US dollars)
				At December 31, 2013	At December 31, 2012
1	Sagitta	3,426	2010	41.0*	42.4*
2	Centaurus	3,426	2010	42.4*	43.9*
3	Maersk Madrid	4,206	1989	-	19.9*
4	Maersk Malacca	4,714	1990	-	22.1*
5	Maersk Merlion	4,714	1990	-	22.0*
6	Cap Domingo	3,739	2001	24.5*	25.6*
7	Cap Doukato	3,739	2002	25.1*	26.1*
8	Apl Sardonyx	4,729	1995	9.5	20.2*
9	Apl Spinel	4,729	1996	-	21.2*
10	Apl Garnet	4,729	1995	16.7*	17.5*
11	Hanjin Malta	4,024	1993	13.0*	-
12	Puelo	6,541	2006	46.5*	-
13	Pucon	6,541	2006	46.7*	-
	Vessels Net Book Value			265.4	260.9

_______________________________

*
Indicates vessels for which we believe, as of December 31, 2013 and December 31, 2012, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $66.9 million and $65.4 million, respectively.

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

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements that we have entered into for our vessels and may enter into in the future. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of secondhand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

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

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

Vessel Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated salvage value. Furthermore, we have historically estimated the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions, while effective July 1, 2013 we adjusted prospectively the scrap rate used to $350 per light-weight ton for all vessels in the fleet. For 2014, the annual depreciation charge is expected slightly smaller, due to this change in accounting estimate. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

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

We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the year ended December 31, 2013 indicated impairment charges for certain of our vessels.

Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis.

Average estimated daily Time charter equivalent rate used
Up to 4,000 TEU	$20,561
Between 4,000 TEU and 6,000 TEU	$24,801
Above 6,000 TEU	$28,700

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

	5-year period (in USD)		Impairment charge (in USD million)		3-year period (in USD)		Impairment charge (in USD million)		1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	9,779		50.0		9,690		50.0		7,021	50.0
Between 4,000 - 6,000 TEU	13,026		3.7		12,831		3.7		8,696	3.7
Above 6,000 TEU	n/a	*	n/a	*	n/a	*	n/a	*	27,542	0.0

*For the vessels with capacity of more than 6,000 TEU, average daily rates were only available for the years 2012 and 2013.

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

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Net Income / (Loss). Net loss for 2013 amounted to $57.3 million, compared to net income of $6.0 million during 2012. The loss for 2013 was mainly the result of impairment charges and direct sale and other charges totalling $58.8 million.

Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of $20.3 million and $12.2 million for 2013 and 2012 respectively, amounted to $54.0 million for 2013, compared to $56.6 million in 2012. The decrease is due to decreased  average time charter rates in 2013 compared to 2012 and was partly offset by the increase in the ownership days in 2013 compared to 2012.

Voyage Expenses.  Voyage expenses for 2013 amounted to $0.7 million, compared to $1.4 million in 2012. Voyage expenses mainly consist of commissions paid to third party brokers, and up to February 28, 2013 also included commissions paid to DSS on our gross charterhire pursuant to our vessel management agreements. The figure also includes bunkers expense incurred during off-hire days.  The decrease in voyage expenses in 2013 compared to 2012 was due to the decrease in commissions, as effective March 1, 2013, UOT provides us with management services similar to those previously provided by DSS, and these fees are eliminated in consolidation as intercompany transactions.

Vessel Operating Expenses.  Vessel operating expenses amounted to $30.9 million in 2013, compared to $29.0 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, and repairs and maintenance. The increase in 2013 was due primarily to the increase of our ownership days and also due to increased crew costs, insurances and tax expenses, partly off-set by decreased stores, spares and maintenance costs.

Depreciation.  Depreciation for 2013 amounted to $11.1 million, compared to $12.5 million in 2012 and represents the depreciation expense of our containerships during the respective periods. The decrease in 2013 was mainly due to decreased carrying values of certain vessels which were impaired during the year.

Management Fees. Management fees amounted to $0.3 million in 2013 compared to $1.6 million in 2012 and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, had entered into for the provision of commercial and technical management services for the vessels in our fleet. The decrease of these fees in 2013 compared to 2012 is, as described above, due to the appointment of UOT, our wholly-owned subsidiary, to provide similar services since March 1, 2013.

General and Administrative Expenses.  General and administrative expenses for 2013 amounted to $5.1 million, compared to $3.5 million in 2012 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in 2013 compared to 2012 was mainly due to the establishment of UOT to act as our Manager, and was partly off-set by decreased company promotion expenses and compensation cost on restricted stock awards.

Impairment losses. Impairment losses amounted to $42.3 million in 2013, and represent non-cash impairment charges recorded during the year for the vessels Maersk Madrid, Maersk Malacca, Maersk Merlion and Apl Sardonyx.

Loss on vessels' sale. Loss on vessels' sale amounted to $16.5 million in 2013, and relates to the sale of the vessels Maersk Madrid, Maersk Malacca, Maersk Merlion and Apl Spinel.

Foreign Currency Losses / (Gains). Foreign currency losses for 2013 amounted to $0.1 million, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the US Dollar. In 2012, there were foreign currency gains of $0.2 million.

Interest and Finance Costs. Interest and finance costs for 2013 amounted to $4.6 million, compared to $3.1 million for 2012 and consist of the interest expenses relating to our average debt outstanding during the respective periods, commitment fees and other loan fees and expenses. The increase in 2013 was due to increased average debt compared to the prior period, after the drawdown of $50.0 million from our loan agreement with Diana Shipping Inc. and $6.0 million from our credit facility with RBS, and increased average interest rates, which increased to 3.5% in 2013 from 3.1% in 2012.

Interest Income. Interest income for 2013 amounted to $0.1 million, the same with 2012 and consists of interest income received on deposits of cash and cash equivalents.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Net Income. Net income for 2012 amounted to $6.0 million, compared to $3.6 million during 2011. This increase in net income is due to the enlargement of the fleet as in 2012 we had ten vessels in our fleet compared to five in 2011.

Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of $12.2 million and $0.0 for 2012 and 2011 respectively, amounted to $56.6 million for 2012, compared to $27.0 million in 2011. The increase is due to the increase in operating days in 2012 compared to 2011 due to the enlargement of the fleet. This increase was partly offset by decreased average charter rates that we achieved for our vessels in 2012 compared to 2011.

Voyage Expenses.  Voyage expenses for 2012 amounted to $1.4 million, compared to $0.7 million in 2012. Voyage expenses mainly consist of commissions paid to third party brokers and to DSS on our gross charterhire pursuant to our vessel management agreements and expenses for bunkers.  The increase in voyage expenses in 2012 compared to 2011 was due to the increase in commissions paid on our increased revenues.

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

During 2012 and 2013, we drew down an aggregate amount of $148.7 million under our credit facility with RBS and our loan agreement with DSI, which we utilized to acquire our vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $19.2 million at December 31, 2013 and $30.8 million at December 31, 2012. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at December 31, 2013, cash and cash equivalents amounted to $19.7 million compared to $31.5 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2013,  2012 and 2011 amounted to $31.7 million, $31.3 million and $12.5 million, respectively. The increase in cash from operating activities is due to the enlargement of our average fleet during 2013 and 2012 after the delivery of three vessels in 2013, partly off-set by the disposal of four vessels during the year and the delivery of five vessels in 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2013 was $81.7 million and consists of $107.9 million paid for the three vessels that we acquired during the year, $8.5 million paid for a time charter agreement attached to the memorandum of agreement of a vessel acquired during the year, $0.4 million paid for property and equipment additions, $33.7 million received from the sale of four vessels during the year, and finally $1.4 million received representing insurance settlements.

Net cash used in investing activities in 2012 was $150.0 million and consists of $108.0 million paid for the five vessels that we acquired during the year and $42.0 million paid for their respective time charter agreements attached to the memoranda of agreement.

Net cash used in investing activities in 2011 was $79.3 million and represents payments in advance for the acquisition of the m/v Cap Domingo (ex Cap San Marco) and m/v Cap Doukato (ex Cap San Raphael) and payments for the acquisition cost and additional costs capitalized for the three Maersk vessels during the year.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2013 was $38.1 million and consists of $12.4 million of net proceeds received from the offering of 2,859,603 shares of common stock under our ATM program, $6.0 million of loan proceeds received under our loan agreement with the Royal Bank of Scotland, and $50.0 million of loan proceeds received under our loan agreement with DSI. It also includes $29.7 million of cash dividends paid to investors, and $0.6 million of additional restricted cash required under our credit facility.

Net cash provided by financing activities in 2012 was $108.8 million and consists of $53.9 million of net proceeds received from the offering of 9,115,803 shares of common stock at the price of $6.25 per share in July and August 2012, $92.7 million of loan proceeds received under our loan agreement with the Royal Bank of Scotland. It also includes $28.5 million of cash dividends paid to investors, and $9.3 million of compensating cash required under our credit facility.

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

Credit Facilities

The Royal Bank of Scotland plc.: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders have agreed to make available to the Borrower a revolving credit facility of up to $100.0 million, in order to refinance part of the acquisition cost of vessels m/v Sagitta and the m/v Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").

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

Up to June 1, 2013, the credit facility bore interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

During 2013, we entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by us in favor of the lenders. The supplemental agreements also restrict any security interest over our assets in favor of DSI. Furthermore, we were required to provide additional vessels as collateral to secure the revolving credit facility, to release the security held over certain of our vessels, to amend the terms of the mandatory prepayment clause and to agree to certain other consequential amendments of the terms of the facility agreement.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement. We also paid commitment commissions of 0.99% per annum on the available commitment up to October 31, 2013, date at which the available amount to be drawn from the credit facility became zero. As of the date of this annual report and as of December 31, 2013, we had $98.7 million of debt outstanding under our credit facility with RBS.

Diana Shipping Inc. ("DSI"): On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. The loan bears interest at a rate of Libor plus a margin of 5.0% per annum. In addition, the loan bears a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount of $50.0 million was drawn down under the loan agreement, which remained outstanding as of  December 31, 2013 and as of the date of this annual report. The loan matures on the fourth anniversary of the drawdown date, or on August 20, 2017. We, or our subsidiaries, may not incur additional indebtedness during the term of the loan without the prior consent of the lender.

As at December 31, 2013 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

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

F.	Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2013, as adjusted to reflect the extension of the term of the Broker Services Agreement with Diana Enterprises up to March 31, 2015:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$1,812	$1,450	$362	$-	$-
Long term debt (2)	148,700	-	-	148,700	-

Total	$150,512	$1,450	$362	$148,700	$-

(1)
Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had an initial term of thirteen months. In March 2014, the Broker Services Agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, with retroactive effect from January 1, 2014, the duration of the engagement shall be for a term of fifteen months, ending on March 31, 2015.

(2)
The table above does not include the "back-end" fee payable to Diana Shipping in August 2017, amounting to $2.5 million, as well as projected interest payments which are based on Libor plus a margin, which are estimated at about $5.9 million per annum, as long as the Libor rate and the outstanding balance of the credit facility with RBS and the loan facility with DSI remain at the levels of the year ended December 31, 2013.

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

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	72	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	58	Class II Director and President
Ioannis Zafirakis	42	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	42	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	69	Class III Director
Antonios Karavias	72	Class I Director
Nikolaos Petmezas	65	Class III Director
Reidar Brekke	53	Class II Director

The term of the Class I directors expires in 2014, the term of the Class II directors expires in 2015 and the term of the Class III directors expires in 2016.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

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

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping Inc. since February 21, 2005. Mr. Margaronis also serves as an employee of Diana Shipping Services S.A. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity, loss of hire and war risks insurances. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited  and of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as our Director, Chief Operating Officer and Secretary since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping Inc. since February 14, 2008, as the Director, Vice President and Secretary of that company since February 21, 2005 and as a director of the same company since March 9, 1999. Mr. Zafirakis also serves as an employee of Diana Shipping Services S.A. Since 1997 and prior to February 21, 2005 Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its operations and finance department. Mr. Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010 and has served in these positions with Diana Shipping Inc. since March 8, 2006. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

Giannakis (John) Evangelou has served as an independent Director and as the Chairman of our Audit Committee since February 8, 2011. Mr. Evangelou is a member of the Board of Directors of Elgeka-Ferfelis Romania S.A. and Diakinisis Logistics Services (CY) Limited both members of Elgeka S.A. Group of Companies which is listed on the A.S.E. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr. Evangelou held the position of Quality and Risk Management leader for Transaction Advisory Services responsible for a sub-area comprising 18 countries spanning from Poland and the Baltic in the North to Cyprus and Malta in the South. From 1986 through 1997, Mr. Evangelou held the position of Group Finance director at Manley Hopkins Group, a Marine Services Group of Companies. From 1991 through 1997, Mr. Evangelou served as Chief Accounting Officer for Global Ocean Carriers, a shipping company that was listed on a U.S. stock exchange during that time. From 1996 to 1998, Mr. Evangelou was an independent consultant and a member of the team that prepared Royal Olympic Cruises for its listing on Nasdaq. From 1974 through 1986, Mr. Evangelou was a partner of Moore Stephens in Greece. Additionally, Mr. Evangelou is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Accountants — Auditors of Greece.

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

Nikolaos Petmezas has served as an independent Director and as a member of our Compensation Committee since the completion of the private offering. Mr. Petmezas has served since 2001 as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. Hellenic Office and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995 Mr. Petmezas has served as well as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding sales positions at Austin & Pickersgill Ltd. and British Shipbuilders Corporation until 1983. Mr. Petmezas has been an Advisor at Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 15+ years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008 – 2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 - 2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of four privately-held companies involved in container logistics, container leasing and drybulk shipping.

B.	Compensation

Since June 1, 2010, the members of our senior management were compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. The fee payable by DSS to Diana Enterprises (for which we reimbursed DSS) was $1.04 million per annum and increased to $1.3 million following the completion the public offering in June 2011. Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had a term of thirteen months and the fees were payable quarterly in advance. In March 2014, the agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, effective January 1, 2014, the duration of the engagement shall be for a term of fifteen months, ending on March 31, 2015.  The fees and all other terms of the agreement remained unchanged. Diana Enterprises is a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios. In 2013, 2012, and 2011, fees payable to Diana Enterprises for brokerage services amounted to $1.4 million, $1.3 million and $1.2 million, respectively.

In 2010, our executive officers also received 213,331 shares of restricted stock awards with a grant date fair value of $3.2 million, 25% of which vested in 2010; 53,335 vested in May 2011 and the remaining vest ratably over the remaining two years. In June 2011, on the completion of our public offering, our executive officers also received 53,333 shares of restricted stock awards, 25% of which vested on the grant date and the remainder of which will vest ratably over three years from the grant date. In 2013, 2012, and 2011, compensation cost relating to the aggregate amount of restricted stock awards amounted to $0.4 million, $0.9 million and $1.0 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors. For 2013, 2012, and 2011, fees and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.

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

As of the date of this annual report, we have issued a total of 266,664 restricted shares under the plan to our executive officers, of which  253,330 shares have vested.

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

D.	Crewing and Shore Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our fleet manager on behalf of the vessel owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

Up to February 28, 2013, we had no shore-based employees. Our former fleet manager, DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement was responsible for providing services to us and through the Vessel Management Agreements was responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. DSS had the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. DSS was also responsible for ensuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels. Since March 1, 2013, UOT, our new fleet manager, a wholly-owned subsidiary, is responsible for providing similar services to us and the vessels we own.

The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel owning subsidiaries as of December 31, 2013:

As of December 31, 2013
Shoreside	31
Seafaring	236
Total	267

E.	Share Ownership

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

As of March 25, 2014, we have  35,999,727 common shares issued and outstanding, and the percentage of beneficial ownership below is based on this figure.

	Shares Beneficially Owned
Identity of person or group(1)	Number		Percentage
Diana Shipping Inc.	3,333,485		9.3	%(2)
Symeon Palios	2,071,314	(3)(4)	5.8	%(3)(4)
Anastasios Margaronis	243,459	(3)(5)		*
Ioannis Zafirakis	150,612	(3)(6)		*
Andreas Michalopoulos	287,359	(3)(7)		*
All directors and officers, as a group	2,752,744		7.7%

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Diana Containerships Inc., Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

(2)	As at December 31, 2013, 2012, and 2011, Diana Shipping Inc. owned 9.5%, 10.4% and 14.4% of our common stock, respectively.

(3)
Of the total number of these shares, 266,664 were granted pursuant to the Company's 2010 Equity Incentive Plan, of which an aggregate of  253,330 shares have vested and the remaining shares vest over a three year period from the grant date.

(4)
Of these shares, Mr. Palios may be deemed to beneficially own 1,591,498 common shares through Taracan Investments S.A., 154,970 common shares through Corozal Compania Naviera S.A., 309,941 common shares through Ironwood Trading Corp., companies for which he is the controlling person. As at December 31, 2013,2012, and 2011, Mr. Palios beneficially owned 5.9%, 6.4% and 8.4%, respectively.

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

*Less than 1%.

As of March 25, 2014, we had 130 shareholders of record, 118 of which were located in the United States and held an aggregate of 31,932,584 of our common shares, representing 88.7% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 31,918,027 of our common shares as of March 25, 2014. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Diana Shipping Services S.A.

We had entered into an Administrative Services Agreement with DSS, relating to the provision of administrative services to us. Please see below for a description of this agreement. In 2013, 2012 and 2011, fees for administrative services amounted to $20,000, $0.1 million and $0.1 million respectively.

We, through our wholly-owned subsidiaries, had also entered into Vessel Management Agreements with DSS, relating to the provision of management services for our vessels. Please see below for a description of these agreements. In 2013, 2012, and 2011, fees for management services amounted to $0.3 million, $1.6 million and $0.8 million and commissions on charter hire amounted $0.1 million, $0.7 million and $0.3 million, respectively.

Administrative Services Agreement with DSS

On April 6, 2010, we entered into an Administrative Services Agreement with DSS, whereby DSS provided to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We have agreed to pay to DSS a monthly fee of $10,000 for these administrative services. The initial term of the agreement was for a period of one year and would be automatically renewed for the successive twelve month periods unless the agreement was terminated as provided therein. The agreement could be terminated by the Company (i) upon thirty days' written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to the Company; (iv) if the holders of a majority of the Company's outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and the Company is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement could be terminated by the Manager (i) after the expiration of the initial term, with six months' notice to the Company; (ii) if the Company materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of the Company; (b) the Manager's receipt of written notice from the Company that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager's receipt of the written notice in the preceding clause (b). If the Company has knowledge that a change of control of the Company will occur, the Company is required to give prompt written notice thereof to the Manager.

On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement with DSS was terminated.

Vessel Management Agreements with DSS

DSS also provided commercial and technical management services for our vessels under separate vessel management agreements with our vessel owning subsidiaries. The vessel management agreements would continue unless terminated by either party giving three months' written notice; provided that we may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS received a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and would receive $20,000 per vessel per month for laid-up vessels, if any.

On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the vessel management agreements with DSS were terminated.

Diana Enterprises Inc.

We had entered into a Broker Services Agreement, dated June 1, 2010, with Diana Enterprises through DSS pursuant to the Administrative Services Agreement. Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. In March 2014, the Broker Services Agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, with retroactive effect from January 1, 2014, the duration of the engagement shall be for a term of fifteen months, ending on March 31, 2015. In 2013, 2012, and 2011, fees for broker services amounted to $1.4 million, $1.3 million, and $1.2 million, respectively.

Pursuant to the Broker Services Agreement, DSS was obligated to pay a commission to Diana Enterprises in the amount of $260,000 per quarter for a term of five years. The commission increased to $325,000 per quarter following the offering completed in June 2011. DSS could pay additional commissions with respect to a transaction as the same may be agreed in writing. In the event that Diana Enterprises terminated the agreement within six months following a Change of Control, as defined in the agreement, Diana Enterprises would be entitled to a lump sum payment equal to three years' annual commission.  On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Broker Services Agreement with DEI through DSS was terminated.

Diana Shipping Inc.

We and Diana Shipping had entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements we enter into with DSS, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.  On March 1, 2013 we amended and restated the initial non-competition agreement with Diana Shipping Inc., where we have agreed that, as long as any of our current or continuing executive officers also serves as an executive for Diana Shipping Inc., and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

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

On May 20, 2013, we have entered into a loan agreement of up to $50.0 million with Diana Shipping, for which please refer to Item 5.B – Liquidity and capital resources – credit facilities.

Altair Travel Agency S.A

Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Symeon Palios, provides us with travel related services. In 2013, the expenses we incurred in exchange for travel services provided by Altair, amounted to $1.0 million. We believe that the amounts that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

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

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors. In 2013 and 2012, we made dividend payments of $0.90 and $1.00 per share, respectively, and in February 2014 we declared a cash dividend of $0.15 per share with respect to the fourth quarter of 2013.

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

The high and low closing prices for our common shares for the periods set forth below were as follows:

Years	Low	High

For the period from January 19 to December 31, 2011	$4.58	$13.15
Year-ended December 31, 2012	5.22	7.76
Year-ended December 31, 2013	3.51	7.03

Periods	Low	High

1st Quarter ended March 31, 2012	$5.55	$7.15
2nd Quarter ended June 30, 2012	5.96	7.76
3rd Quarter ended September 30, 2012	5.22	7.62
4th Quarter ended December 31, 2012	5.33	6.50

1st Quarter ended March 31, 2013	$4.94	$7.03
2nd Quarter ended June 30, 2013	4.17	5.93
3rd Quarter ended September 30, 2013	3.64	4.64
4th Quarter ended December 31, 2013	3.51	4.51

Months	Low	High

September 2013	$3.65	$3.97
October 2013	3.71	4.25
November 2013	3.85	4.51
December 2013	3.51	4.11
January 2014	3.90	4.19
February 2014	3.85	4.26
March 2014 (through March 25, 2014)	3.81	4.03

Item 10.          Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our current amended and restated articles of incorporation have been filed as exhibit 3.1 to our Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974. The information contained in this exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974 and is incorporated by reference herein, provided that since the date of that Registration Statement, and up to December 31, 2013, the number of shares of our common stock issued and outstanding has increased to 35,051,567 and continues to increase, under our the at-the-market equity offering. Please see "Item 4. Business Development and Capital Expenditures and Divestitures" for a description of the at-the-market offering. We have also filed with the Securities and Exchange Commission our stockholders rights agreement as exhibit 4.3 to the Registration Statement on Form F-4. The information contained in this exhibit is incorporated by reference herein.

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

We believe that we satisfied the Publicly-Traded Test for the 2013 taxable year and were not subject to the Five Percent Override Rule and we intend to take that position on our 2013 U.S. federal income tax returns.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election," or a "mark-to-market" election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file  with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 with the IRS containing certain information regarding the Company.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

Not Applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Total interest incurred under our loan facilities and related interest rates during 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Interest expense (in millions of USD)	$4.0	$2.7	$0.6
Weighted average interest rate (libor plus margin)	3.49%	3.07%	2.77%
Interest rates range during the year (libor including margin)	2.94% to 5.18%	2.96% to 3.32%	2.67% to 2.87%

An average increase of 1% in 2013 interest rates would have resulted in interest expenses of $5.1 million, instead of $4.0 million, an increase of about 28%.

As of the date of this annual report, we have $148.7 million of debt outstanding and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur about half of our operating expenses (around 58% in 2013 and 49% in 2012) and a significant portion of our general and administrative expenses (around 51% in 2013 and 7% in 2012) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

Item 12.          Description of Securities Other than Equity Securities

Not Applicable.

           PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.          Controls and Procedures

A.	Disclosure Controls and Procedures

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

B.	Management's Annual Report on Internal Control over Financial Reporting

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2013 is effective.

C.	Attestation Report of Independent Registered Public Accounting Firm

The attestation report on the Company's internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18, and such report is incorporated herein by reference.

D.	Changes in Internal Control over Financial Reporting

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

Item 16B.       Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website:  http://www.dcontainerships.com, under "About Us."  Copies of our Code of Ethics are available in print, free of charge, upon request to Diana Containerships Inc., Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.       Principal Accountant Fees and Services

A.	Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2013 amounted to Euro 284,500 or about $383,000 and in 2012 amounted to Euro 188,250 or $254,000, and relate to audit services provided in connection with the audit and SAS 100 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting as well as audit services performed in connection with the Company's public offerings and registration statements.

B.	Audit Related Fees

None.

C.	Tax Fees

None.

D.	All Other Fees

None.

E.	Audit Committee's Pre-Approval Policies and Procedures

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

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

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

Item 16H.       Mine Safety Disclosure

Not applicable.

           PART III

Item 17.          Financial Statements

See Item 18.

Item 18.          Financial Statements

The financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.          Exhibits

(a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	2010 Equity Incentive Plan (7)
4.4	2012 Amended and Restated Equity Incentive Plan (8)
4.5	Administrative Services Agreement with DSS(9)
4.6	Broker Services Agreement with Diana Enterprises Inc. (10)
4.7	Form Of Vessel Management Agreement with DSS (11)
4.8	Administrative Services Agreement with UOT
4.9	Broker Services Agreement with Diana Enterprises Inc., dated March 1, 2013
4.10	Broker Services Agreement with Diana Enterprises Inc., dated March 4, 2014
4.11	Form Of Vessel Management Agreement with UOT
4.12	Amended and Restated Non-Competition Agreement With Diana Shipping Inc.
4.13	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA (13)
4.14
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc. (14)

4.15	Loan Agreement, dated December 16, 2011, by and between the Royal Bank of Scotland plc and Diana Containerships Inc. (15)
4.16	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc.
4.17	Supplemental Agreement, dated July 22, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland
4.18	Supplemental Agreement, dated September 11, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland
4.19	Supplemental Agreement, dated December 6, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland
4.20	Memorandum of Agreement for m/v Maersk Madrid (16)
4.21	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (17)
4.22	Memorandum of Agreement for m/v Maersk Malacca (18)
4.23	Memorandum of Agreement for m/v Maersk Merlion (19)

4.24	Memorandum of Agreement for m/v Cap San Raphael (20)
4.25	Memorandum of Agreement for m/v Cap San Marco (23)
4.26	Memorandum of Agreement for m/v APL Sardonyx (24)
4.27	Memorandum of Agreement for m/v APL Spinel (25)
4.28	Memorandum of Agreement for m/v APL Garnet (22)
4.29	Memorandum of Agreement for m/v Hanjin Malta (26)
4.30	Memorandum of Agreement for m/v Puelo
4.31	Memorandum of Agreement for m/v Pucon
4.32	Registration Rights Agreement dated June 15, 2011(21)
4.33	Share Purchase Agreement dated June 9, 2011(27)
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
15.2	Consent of Drewry
101

The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2013 and 2012; (2) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2013, 2012 and 2011; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and 2011; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (6) Notes to Consolidated Financial Statements.

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
(16) Filed as Exhibit 10.8 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(17) Filed as Exhibit 10.9 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(18) Filed as Exhibit 10.10 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(19) Filed as Exhibit 10.11 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(20) Filed as Exhibits 4.16 to the Company's Annual Report on Form 20-F on February 23, 2012.
(21) Filed as Exhibits 4.14 to the Company's Annual Report on Form 20-F on June 28, 2011.
(22) Filed as Exhibits 4.20 to the Company's Annual Report on Form 20-F on February 20, 2013.
(23) Filed as Exhibit 4.17 to the Company's Annual Report on Form 20-F on February 23, 2012.
(24) Filed as Exhibit 4.18 to the Company's Annual Report on Form 20-F on February 23, 2012.
(25) Filed as Exhibit 4.19 to the Company's Annual Report on Form 20-F on February 23, 2012.
(26) Filed as Exhibit 4.21 to the Company's Annual Report on Form 20-F on February 20, 2013.
(27) Filed as Exhibit 4.15 to the Company's Annual Report on Form 20-F on June 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: March 26, 2014

DIANA CONTAINERSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Diana Containerships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013 of Diana Containerships Inc. and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 18, 2014

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2013 and 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$19,685	$31,526
Accounts receivable, trade	534	215
Inventories	1,964	3,206
Prepaid expenses and other assets	797	1,965
Total current assets	22,980	36,912

FIXED ASSETS:
Vessels (Note 4)	284,108	280,812
Accumulated depreciation (Note 4)	(18,736)	(19,867)
Vessels' net book value	265,372	260,945

Property and equipment, net	321	-
Total fixed assets	265,693	260,945

Restricted cash (Note 6)	9,870	9,270
Prepaid charter revenue (Note 5)	18,166	29,918
Total assets	$316,709	$337,045

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$1,739	$2,672
Due to related parties, current (Note 3)	170	657
Accrued liabilities	898	1,517
Deferred revenue, current (Note 7)	972	1,264
Total current liabilities	3,779	6,110

Long-term bank debt, net of unamortized deferred financing costs (Note 6)	98,102	91,906
Related party financing, non-current (Note 3)	50,233	-
Deferred revenue, non-current (Note 7)	50	271
Other liabilities, non-current	80	-
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 35,051,567 and 32,191,964 issued and outstanding as at December 31, 2013 and 2012, respectively (Note 9)	350	322
Additional paid-in capital (Note 9)	276,236	263,537
Accumulated deficit	(112,121)	(25,101)
Total stockholders' equity	164,465	238,758
Total liabilities and stockholders' equity	$316,709	$337,045

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012	2011
REVENUES:
Time charter revenues (Note 1)	$74,337	$68,835	$26,992
Prepaid charter revenue amortization (Notes 2(i) and 5)	(20,322)	(12,204)	-
Time charter revenues, net	54,015	56,631	26,992

EXPENSES:
Voyage expenses (Notes 3 and 10)	705	1,404	731
Vessel operating expenses (Note 10)	30,870	28,969	11,134
Depreciation	11,070	12,476	5,937
Management fees (Note 3)	305	1,551	650
General and administrative expenses (Note 3)	5,059	3,468	3,442
Impairment losses (Note 4)	42,323	-	-
Loss on vessels' sale (Note 4)	16,481	-	-
Foreign currency losses / (gains)	66	(194)	18
Operating income / (loss)	$(52,864)	$8,957	$5,080

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3, 6 and 11)	$(4,554)	$(3,066)	$(1,604)
Interest income	72	78	154
Total other expenses, net	$(4,482)	$(2,988)	$(1,450)

Net income / (loss)	$(57,346)	$5,969	$3,630

Earnings / (loss) per common share, basic and diluted (Note 12)	$(1.73)	$0.22	$0.23

Weighted average number of common shares, basic (Note 12)	33,159,328	26,934,533	15,536,028
Weighted average number of common shares, diluted (Note 12)	33,159,328	26,934,533	15,543,916

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011

Net income / (loss)	$(57,346)	$5,969	$3,630

Comprehensive income / (loss)	$(57,346)	$5,969	$3,630

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total
Balance, December 31, 2010	6,106,161	$61	$86,551	$(2,001)	$84,611
- Net income	-	-	-	3,630	3,630
- Issuance of common stock, net of issuance costs	16,916,667	169	121,323	-	121,492
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	53,333	1	953	-	954
- Dividends declared and paid (at $0.03 and $0.15 per share) (Note 12)	-	-	-	(4,154)	(4,154)
Balance, December 31, 2011	23,076,161	$231	$208,827	$(2,525)	$206,533
- Net income	-	-	-	5,969	5,969
- Issuance of common stock, net of issuance costs	9,115,803	91	53,810	-	53,901
- Compensation cost on restricted stock (Note 9)	-	-	900	-	900
- Dividends declared and paid (at $0.15, $0.25, $0.30 and $0.30 per share) (Note 12)	-	-	-	(28,545)	(28,545)
Balance, December 31, 2012	32,191,964	$322	$263,537	$(25,101)	$238,758
- Net loss	-	-	-	(57,346)	(57,346)
- Issuance of common stock, net of issuance costs (Note 9)	2,859,603	28	12,328	-	12,356
- Compensation cost on restricted stock (Note 9)	-	-	371	-	371
- Dividends declared and paid (at $0.30, $0.30, $0.15 and $0.15 per share) (Note 12)	-	-	-	(29,674)	(29,674)
Balance, December 31, 2013	35,051,567	$350	$276,236	$(112,121)	$164,465

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash Flows provided by Operating Activities:
Net income / (loss)	$(57,346)	$5,969	$3,630
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	11,070	12,476	5,937
Amortization and write-off of deferred financing costs (Note 11)	197	197	681
Amortization of deferred revenue (Note 7)	(107)	(112)	(45)
Amortization of prepaid charter revenue (Note 5)	20,322	12,204	-
Impairment losses (Note 4)	42,323	-	-
Loss on vessels' sale (Note 4)	16,481	-	-
Compensation cost on restricted stock awards (Note 9)	371	900	954
(Increase) / Decrease in:
Accounts receivable, trade	(319)	(52)	(125)
Due from related party	-	-	398
Inventories	1,242	(1,374)	(1,209)
Prepaid expenses and other assets	(362)	(1,877)	8
Increase / (Decrease) in:
Accounts payable, trade and other	(933)	755	1,482
Due to related parties	(254)	339	318
Accrued liabilities	(619)	741	190
Deferred revenue	(406)	1,180	285
Other liabilities	80	-	-
Net Cash provided by Operating Activities	$31,740	$31,346	$12,504

Cash Flows used in Investing Activities:
Vessel acquisitions, improvements and other vessel costs (Note 4)	(107,864)	(107,960)	(79,321)
Proceeds from sale of vessels, net of expenses	33,665	-	-
Acquisition of time charter (Note 5)	(8,500)	(42,000)	-
Property and equipment additions	(421)	-	-
Insurance settlements	1,457	-	-
Net Cash used in Investing Activities	$(81,663)	$(149,960)	$(79,321)

Cash Flows provided by Financing Activities:
Proceeds from long term debt from a related party (Note 3)	50,000	-	-
Proceeds from long term bank debt (Note 6)	6,000	92,700	85,000
Repayments / prepayments of long term debt	-	-	(104,670)
Issuance of common stock, net of issuance costs (Note 9)	12,356	53,901	121,492
Payments of financing costs	-	-	(1,382)
Cash dividends (Note 12)	(29,674)	(28,545)	(4,154)
Changes in restricted cash	(600)	(9,270)	787
Net Cash provided by Financing Activities	$38,082	$108,786	$97,073

Net increase / (decrease) in cash and cash equivalents	$(11,841)	$(9,828)	$30,256
Cash and cash equivalents at beginning of period	$31,526	$41,354	$11,098
Cash and cash equivalents at end of period	$19,685	$31,526	$41,354

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$3,783	$2,546	$670

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

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

The Company is engaged in the seaborne transportation industry through the ownership of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. ("Lemongina"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired on November 19, 2012.

(d)
Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Maersk Madrid" (built in 1989), which was acquired on June 14, 2011 and sold on April 16, 2013 (Note 4). The vessel was renamed, right before her sale, to "Madrid".

(e)
Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Malacca" (built in 1990), which was acquired on June 22, 2011 and sold on May 1, 2013 (Note 4). The vessel was renamed, right before her sale, to "Malacca".

(f)
Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Merlion" (built in 1990), which was acquired on June 17, 2011 and sold on May 17, 2013 (Note 4). The vessel was renamed, right before her sale, to "Merlion".

(g)
Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Sardonyx" (built in 1995), which was acquired on February 17, 2012. The vessel was sold on February 7, 2014 (Note 15) and was renamed, right before her sale, to "Sardonyx".

(h)
Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Spinel" (built in 1996), which was acquired on March 1, 2012 and sold on December 12, 2013 (Note 4). The vessel was renamed, right before her sale, to "Spinel".

(i)
Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Marco" (built in 2001), which was acquired on February 6, 2012. In August 2012, the vessel was renamed to "Cap Domingo".

(j)
Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Raphael" (built in 2002), which was acquired on February 6, 2012. In September 2012, the vessel was renamed to "Cap Doukato".

(k)	Nauru Shipping Company Inc. ("Nauru"), owner of the Marshall Islands flag, 4,024 TEU capacity container vessel, "Hanjin Malta" (built in 1993), which was acquired on March 15, 2013 (Note 4).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(l)	Eluk Shipping Company Inc. ("Eluk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Puelo" (built in 2006), which was acquired on August 22, 2013 (Note 4).

(m)	Oruk Shipping Company Inc. ("Oruk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Pucon" (built in 2006), which was acquired on September 20, 2013 (Note 4).

(n)
Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Similar fees for the years ended 2011 and 2012 and the period January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A. (Note 3).

During 2013, 2012 and 2011, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2013	2012	2011
A	16%	46%	73%
B	23%	22%	-
C	-	-	27%
D	-	22%	-
E	38%	-	-
F	10%	-	-

2.  Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

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

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the years presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash:  Restricted cash includes minimum cash deposits required to be maintained under the Company's borrowing arrangements. As of December 31, 2012, the Company has classified these cash deposits as compensating cash balance. In 2013, certain loan amendments (discussed in Note 6) provided for security interest on the minimum cash in favour of the lenders, and as a result, the Company reclassified the respective amount as of December 31, 2013 to restricted cash.

(g)
Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2013 and 2012.

(h)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by her previous charterers and has not yet been delivered to new charterers, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

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

(k)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which until June 30, 2013, was estimated at $0.20 and $0.35 per light-weight ton, depending on the vessels' age and market conditions. In order to align the scrap rate estimates with the current historical average scrap rate, effective July 1, 2013, the Company adjusted prospectively the estimated scrap rate used to $0.35 per light-weight ton for all vessels in the fleet.  For the year ended December 31, 2013, the effect of this change in accounting estimate was to decrease depreciation and net loss by $74. There was no effect from this change on the reported loss per common share, basic and diluted. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(l)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the year ended December 31, 2013 indicated impairment charges for certain vessels (Note 4), while the review for the years ended December 31, 2012 and 2011 did not result in an indication of impairment.

(m)
Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(n)
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

(o)
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

(p)
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

(q)
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

(r)
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

(s)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(t)
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

(u)
Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.  The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2013 and 2012.

(v)
Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(w)
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

(a)
Diana Shipping Services S.A. ("DSS" ): DSS, a wholly owned subsidiary of Diana Shipping Inc., one of the  Company's major shareholders, was acting as the Company's Manager up to March 1, 2013 and provided  (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040 until the completion of the public offering on June 15, 2011 and $1,300 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company paid a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and $20 per vessel per month for laid-up vessels.  On March 1, 2013, and in relation with the appointment of UOT to act as Manager (Note 1), the agreements with DSS were terminated.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For 2013, 2012 and 2011, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises Inc. under the Broker Services Agreement between DSS and Diana Enterprises Inc.:

	2013	2012	2011
Management fees, including capitalized fees	$305	$1,641	$758
Commissions	127	687	270
Administrative fees	20	120	120
Brokerage fees	217	1,300	1,182

Management fees for 2013, are separately presented in Management fees in the accompanying consolidated statements of operations. For 2012 and 2011, part of the management fees, amounting to $1,551 and $650 respectively, is presented in Management fees in the accompanying consolidated statements of operations, whereas the amount of $90 and $108 respectively, representing the management fees capitalized, is included in Vessels in the accompanying consolidated balance sheets. In addition, commissions are included in Voyage expenses, whereas administrative and brokerage fees are included in General and administrative expenses in the accompanying consolidated statements of operations.

As at December 31, 2013 there was no amount due from or due to DSS. As at December 31, 2012, an amount of $612 was due to DSS and is included in Due to related parties, current in the accompanying consolidated balance sheets.

(b)
Diana Enterprises Inc. ("Diana Enterprises"): Following the termination agreement for brokerage services that were provided to the Company through DSS on March 1, 2013 (see (a) above), Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $121. The agreement has a term of thirteen months and the fees are payable quarterly in advance, effective April 1, 2013.

For 2013, 2012 and 2011, total brokerage fees, including those charged by DSS until February 28, 2013 (see (a) above), amounted to $1,425, $1,300 and $1,182, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2013 and December 31, 2012, an amount of $16 and $0, respectively, was due to Diana Enterprises and is included in Due to related parties, current in the accompanying consolidated balance sheets.

(c)
Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for 2013, 2012 and 2011, were $971, $0 and $0, respectively and are included in Vessels and other vessels' costs, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying consolidated financial statements. As at December 31, 2013 and December 31, 2012, an amount of $68 and $0, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d)
Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk, entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and bears interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount was drawn down under the loan agreement, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The loan matures in August 2017. During 2013, 2012 and 2011, interest expense incurred under the loan agreement with DSI amounted to $962, $0 and $0, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2013 and December 31, 2012, amounted to $86 and $0, respectively, and is included in Due to related parties, current. Accrued back-end fee expense incurred during 2013, 2012 and 2011 amounted to $233, $0 and $0, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of operations and in Related party financing, non-current, in the accompanying consolidated balance sheets. The weighted average interest rate of the loan during 2013 was 5.17%.

4.    Vessels

On February 19, 2013, the Company, through its subsidiary Nauru, entered into a memorandum of agreement with a third party company to acquire the container vessel "Hanjin Malta" for the purchase price of $22,000. The vessel was acquired with time charter attached (Note 5) and was delivered to the Company on March 15, 2013. On August 8, 2013, the Company, through its subsidiaries Eluk and Oruk, contracted to acquire the container vessels "Puelo" and "Pucon" respectively, for the purchase price of $47,000 each. The vessels were delivered to the Company on August 22, 2013 and September 20, 2013, respectively.

During 2013, at each quarter end, the Company has individually assessed for recoverability the carrying values of each of the fleet's vessels. In performing its assessment, the Company, after taking into account factors as the vessels' age and employment prospects under the current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including that certain vessels would be sold immediately after the expiration of their existing charter parties. This assessment concluded that the carrying values of certain vessels in the fleet were not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $42,323, which is separately reflected in the accompanying statements of operations. The fair values of the vessels were determined through Level 3 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. Between those vessels for which an impairment loss was recorded during 2013, the vessel "APL Sardonyx" was the only vessel that remained within the Company's fleet as at December 31, 2013, and was measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The fair value and impairment loss of the specific vessel are presented  below:

Vessel	Fair Value Measurement	Vessel Impairment Loss
APL Sardonyx	9,500	9,697

In April, May and December 2013, the Company sold the vessels "Maersk Madrid", "Maersk Merlion", "Maersk Malacca"  and "APL Spinel" to unrelated parties for demolition, for the aggregate sale price of $37,494, net of address commissions. In May, June and December 2013, the vessels were delivered to their new owners. The aggregate loss from the sale of the four vessels, including direct to sale expenses, amounted to $16,481, and is separately reflected in the accompanying statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$166,218	$(7,391)	$158,827
- Acquisitions, improvements and other vessels' costs	114,594	-	114,594
- Depreciation for the period	-	(12,476)	(12,476)
Balance, December 31, 2012	$280,812	$(19,867)	$260,945
- Acquisitions and other vessels' costs (Note 5)	$107,864	-	107,864
- Vessels' disposals	(62,245)	12,101	(50,144)
- Depreciation for the period	-	(10,970)	(10,970)
- Impairment charges	(42,323)	-	(42,323)
Balance, December 31, 2013	$284,108	$(18,736)	$265,372

As at December 31, 2013 and 2012, acquisitions, improvements and other vessel's costs include capitalized costs of $364 and $594, respectively.

As at December 31, 2013, certain of the Company's vessels, having a total carrying value of $209,343, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 6.

As at December 31, 2013, all vessels were operating under time charter agreements.

5.    Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets as of December 31, 2013  and 2012 comprise (a) the unamortized balance of an asset associated with the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel", "APL Garnet" and "Hanjin Malta", which were acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements, and (b) a deferred asset resulting from the charter agreements of the vessels "Cap Domingo" and "Cap Doukato" providing for varying charter rates over their term, for which revenue is recognized on a straight-line basis at their average rates.

As at December 31, 2013 and 2012 the balance of the account was analyzed as follows:

Description	2013	2012
Prepaid charter revenue	$17,974	$29,796
Deferred asset from varying charter rates	192	122
Total	$18,166	$29,918

In March 2013, the vessel "Hanjin Malta" was delivered to the Company (Note 4) and was chartered back to her sellers, with the earliest redelivery date of the vessel to the owners falling in March 2016. As a result, an asset of $8,500 was recognized as prepaid charter revenue, in addition to the asset of $42,000 recognized in 2012 for the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel" and "APL Garnet". During the year ended December 31,

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2013, the vessel "APL Spinel" was sold (Note 4) and accordingly, its unamortized balance was written off to revenues.  As of December 31, 2013 and 2012 the balance of the respective asset, net of accumulated amortization of $32,526 and $12,204, was $17,974 and $29,796, respectively. The amortization and write-off to revenues for 2013, 2012 and 2011 was $20,322, $12,204 and $0, respectively, and is separately reflected in Prepaid charter revenue amortization in the accompanying consolidated statements of operations.

The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

Period	Amount
Year 1	$11,597
Year 2	$5,669
Year 3	$708

6.    Long-Term Bank Debt

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2012
Royal Bank of Scotland - Revolving credit facility	$98,700	$92,700
Less related unamortized deferred financing costs	(598)	(794)
Total	$98,102	$91,906

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An amount of $92,700 and $6,000 was drawn down under the credit facility in 2012 and 2013, respectively, representing as at December 31, 2013, a total loan outstanding balance of $98,700, which is included in Long-term bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The Company paid up to October 31, 2013 commitment commissions of 0.99% per annum on the available commitment. As at December 31, 2013, the Company does not have any remaining borrowing capacity under the revolving credit facility.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the current age of the financed vessels, the loan is repayable at the end of the availability period on January 17, 2017.

The credit facility provided up to June 1, 2013 (see below) for interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in certain shareholdings, management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs, minimum contracted employment and forward looking operating net cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During the year ended December 31, 2013, the Company obtained lenders' consent for the change of the vessels' Manager from DSS to UOT (Note 1), as well as for entering into a new loan agreement with DSI in May 2013 (Note 3).

During 2013, the Company entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by the borrower in favour of the lenders. The supplemental agreements also restrict any security interest over the Company's assets in favour of DSI. Furthermore, the Company was required to provide additional vessels as collateral to secure the revolving credit facility, to release the security held over certain of the Company's vessels, to amend the terms of the mandatory prepayment clause and to agree certain other consequential amendments of the terms of the facility agreement.

The weighted average interest rate of the loan during 2013 and 2012 was 3.16% and 3.07%, respectively.

During 2013, 2012 and 2011, total interest incurred on long-term bank debt, amounted to $3,029, $2,652 and $551, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 11). Commitment fees incurred during 2013, 2012 and 2011 amounted to $53, $150 and $282, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations.

7.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2013 and 2012 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For 2013, 2012 and 2011, amortization of the deferred revenue from free lubricants amounted to $107, $112 and $45 respectively.

	2013	2012
Hires collected in advance	$751	$1,157
Deferred revenue from lubricants	271	378
Total	$1,022	$1,535
Less current portion	$(972)	$(1,264)
Non-current portion	$50	$271

8.	Commitments and Contingencies

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)
As at December 31, 2013, the minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $59,123 until December 31, 2014, $22,647 until December 31, 2015 and at $3,033 until December 31, 2016.

9.    Changes in Capital Accounts

(a)
Compensation cost on restricted common stock: On April 6, 2010, DCI adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended on February 21, 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2013, 2,125,534 common shares remain available to be issued.  The plan is administered by our compensation committee, or such other committee of the Company's Board of Directors as may be designated by the Board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During 2013, 2012 and 2011, compensation cost on restricted stock amounted to $371, $900 and $954, respectively, and is included in General and administrative expenses. At December 31, 2013 and 2012, the total unrecognized compensation cost relating to restricted share awards was $45 and $416, respectively. At December 31, 2013, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.45 years.

During 2013, 2012 and 2011, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2010	159,996	$15.00
Granted	53,333	7.50
Vested	(66,667)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2011	146,662	$12.95
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2013	13,334	$7.50

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)
ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. As of December 31, 2013, a total of 2,859,603 shares of the Company's common stock were issued and the net proceeds, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $12,356.

(c)
Stockholders Rights Agreement: On August 2, 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2013 and 2012, no Rights were exercised.

10.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2012	2011
Voyage Expenses
Port charges	30	33	-
Bunkers	50	43	59
Commissions	625	1,328	672
Total	705	1,404	731

Vessel Operating Expenses
Crew wages and related costs	16,944	14,460	5,283
Insurance	1,891	1,392	582
Spares and consumable stores	8,071	8,216	3,647
Repairs and maintenance	3,277	4,403	1,468
Tonnage taxes (Note 13)	356	136	27
Miscellaneous	331	362	127
Total	30,870	28,969	11,134

A part of the commissions was charged by DSS under the Vessel Management Agreements up to February 28, 2013 (Note 3).

11.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2012	2011
Interest expense on bank debt (Note 6)	3,029	2,652	551
Interest expense and other fees on related party debt (Note 3)	1,195	-	-
Amortization and write-off of deferred financing costs	197	197	681
Commitment fees and other	133	217	372
Total	4,554	3,066	1,604

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

12.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 13,334 as at December 31, 2013, and 79,998 as at December 31, 2012 (Note 9), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during 2013, 2012 and 2011 amounted to $29,674, $28,545 and $4,154, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260.  For 2013, and on the basis that the Company incurred losses, the effect of the incremental shares would have been anti-dilutive and therefore basic and diluted losses per share are the same amount. For 2012 and 2011, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive.

	2013		2012		2011
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income / (loss)	$(57,346)	$(57,346)	$5,969	$5,969	$3,630	$3,630
Less distributed earnings allocated to restricted shares	-	-	(104)	(104)	(34)	-
Net income / (loss) available to common stockholders	(57,346)	(57,346)	5,865	5,865	3,596	3,630

Weighted average number of common shares, basic	33,159,328	33,159,328	26,934,533	26,934,533	15,536,028	15,536,028
Effect of dilutive restricted shares	-	-	-	-	-	7,888
Weighted average number of common shares, diluted	33,159,328	33,159,328	26,934,533	26,934,533	15,536,028	15,543,916

Earnings / (loss) per common share, basic and diluted	$(1.73)	$(1.73)	$0.22	$0.22	$0.23	$0.23

13.	Income Taxes

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

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

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2013.

15.  Subsequent Events

(a)
ATM transactions: Subsequent to December 31, 2013, the Company sold 283,483 shares of common stock pursuant to the Company's ATM program discussed in Note 9 above, and the net proceeds received amounted to $1,529.

(b)
Vessel's sale for demolition: On February 7, 2014, Mejit entered into a memorandum of agreement with an unaffiliated third party to sell the vessel "APL Sardonyx" (renamed "Sardonyx") for demolition, for a sale price of $10,023 before commissions.  On February 11, 2014 the Company received the 50% deposit of $5,012, and expects to collect the remaining balance upon vessel's delivery to her new owners by the end of February 2014.

(c)	Declaration of dividends: On February 17, 2014 the Company declared dividends amounting to $0.15 per share, payable on or around March 19, 2014 to stockholders of record as of March 4, 2014.

SK 26949 0001 1463308 v3