Form 20-F
period 2014-12-31
Diana Containerships Inc.
filed 2015-03-23
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

 ☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Mr. Ioannis Zafirakis
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-216-600-24000, Fax: + 30-216-600-2599
E-mail: izafirakis@dcontainerships.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	Nasdaq Global Market__
Preferred stock purchase rights	Nasdaq Global Market__

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

As of December 31, 2014, there were 73,158,991 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐Yes ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐Yes ☒No
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

☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒Yes ☐No

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
 ☐Yes ☐No

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

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Containerships Inc. and its subsidiaries, unless the context requires otherwise.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

   The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the years ended December 31, 2014, 2013, 2012, 2011 and for the period from January 7, 2010, the inception date of the Company, to December 31, 2010, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP". The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the years ended December 31,				For the period from Jan. 7, 2010 (inception date) to Dec. 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Time charter revenues	$65,678	$74,337	$68,835	$26,992	$5,735
Prepaid charter revenue amortization	(11,610)	(20,322)	(12,204)	-	-
Time charter revenues, net	54,068	54,015	56,631	26,992	5,735
Voyage expenses	332	705	1,404	731	267
Vessel operating expenses	26,559	30,870	28,969	11,134	2,885
Depreciation	10,309	11,070	12,476	5,937	1,454
Management fees	-	305	1,551	650	203
General and administrative expenses	6,306	5,059	3,468	3,442	3,524
Impairment losses	-	42,323	-	-	-
Loss on vessels' sale	695	16,481	-	-	-
Foreign currency losses / (gains)	17	66	(194)	18	(1,044)

Operating income / (loss)	9,850	(52,864)	8,957	5,080	(1,554)
Interest and finance costs	(6,746)	(4,554)	(3,066)	(1,604)	(511)
Interest income	134	72	78	154	64

Net income / (loss)	$3,238	$(57,346)	$5,969	$3,630	$(2,001)

Earnings / (loss) per common share, basic and diluted	$0.06	$(1.73)	$0.22	$0.23	$(0.45)
Dividends declared and paid, per share	$0.21	$0.90	$1.00	$0.18	$-
Weighted average number of common shares, basic	51,645,071	33,159,328	26,934,533	15,536,028	4,449,431
Weighted average number of common shares, diluted	51,645,071	33,159,328	26,934,533	15,543,916	4,449,431

	As of and for the years ended December 31,				As of and for the period from Jan. 7, 2010 (inception date) to Dec. 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$82,003	$19,685	$31,526	$41,354	$11,098
Total current assets	86,446	22,980	36,912	43,559	12,376
Vessels' net book value	306,094	265,372	260,945	158,827	92,077
Property and equipment, net	1,089	321	-	-	-
Restricted cash	9,870	9,870	9,270	-	787
Total assets	409,263	316,709	337,045	210,011	105,349
Total current liabilities	9,290	3,779	6,110	3,114	2,429
Long-term bank debt (net of unamortized deferred financing costs)	98,298	98,102	91,906	-	19,490
Related party financing	50,867	50,233	-	-	-
Common stock	731	350	322	231	61
Total stockholders' equity	$256,443	$164,465	$238,758	$206,533	$84,611
Cash Flow Data:
Net cash provided by / (used in) operating activities	$25,487	$31,740	$31,346	$12,504	$(186)
Net cash used in investing activities	(51,636)	(81,663)	(149,960)	(79,321)	(93,531)
Net cash provided by financing activities	88,467	38,082	108,786	97,073	103,764
Fleet Data:
Average number of vessels (1)	8.8	9.6	8.6	3.6	1.0
Number of vessels at end of period	11.0	9.0	10.0	5.0	2.0
Ownership days (2)	3,198	3,516	3,156	1,320	361
Available days (3)	3,198	3,516	3,156	1,320	361
Operating days (4)	3,189	3,442	3,150	1,311	352
Fleet utilization (5)	99.7%	97.9%	99.8%	99.3%	97.5%
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$16,803	$15,162	$17,499	$19,895	15,146
Daily vessel operating expenses (7)	8,305	8,780	9,179	8,435	7,991

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	For the years ended December 31,				For the period from Jan. 7, 2010 (inception date) to Dec. 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$54,068	$54,015	$56,631	$26,992	5,735
Less: voyage expenses	(332)	(705)	(1,404)	(731)	(267)

Time charter equivalent revenues	$53,736	$53,310	$55,227	$26,261	$5,468

Available days	3,198	3,516	3,156	1,320	361
Time charter equivalent (TCE) rate	$16,803	$15,162	$17,499	$19,895	$15,146

(7)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

   The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates have since improved and stabilized somewhat, although such improvement may not be sustainable and rates remain below their long-term averages and could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, most of which are scheduled to expire in 2015, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

   Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. For instance, we have vessels whose charter expire in 2015, for which the current one-year time charter rate is significantly less than the charter rate payable under the charters we currently have in place. When our containerships' charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

   The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships.  Freight rates began to show signs of improvement at the end of 2014 although they remain below their historical averages, which has adversely affected their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, have reduced demand for containership charters compared to historical averages. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

We are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Our vessels are currently employed on time charter, to an aggregate of 7 different charterers.  Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows and our ability to pay dividends to our shareholders.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

According to industry sources, as of March 1, 2015, newbuilding containerships with an aggregate capacity of 3.268 million TEUs, representing approximately 17.7% of the total worldwide containership fleet capacity as of that date, were on order. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

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

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the global recovery is undermined by downside risks, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

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

Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. For example, during 2013, impairment losses were recorded for certain of our vessels, as our impairment test exercise indicated that the carrying values of these vessels were not recoverable.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.

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

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.

Change to the price of fuel, or bunkers, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Further, despite the recent low fuel prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the United Nation's International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including designations of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the International Management Code for the Safe Operation of Ships and Pollution Prevention.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.  For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial, or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

The operation of our containerships is also affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

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

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including for cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

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

Continuing conflicts and recent developments in the Ukraine, the Middle East, including Iraq and Syria, and North Africa, including Libya and Egypt, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide continues to decline, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

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
On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and has since extended it until June 30, 2015. These regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels could be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

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

Due to the differences between the prior owners of these vessels and the Company with respect to the routes we expect to operate, our future customers, the cargoes we expect to carry, the freight rates and charter hire rates we will charge in the future and the costs we expect to incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners. Profitable operation of the vessels will depend on our skill and expertise. If we are unable to operate the vessels profitably, it may have an adverse effect on our financial condition, results of operations and cash flows.

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

The market values of our vessels may remain low or decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

As of December 31, 2014, we were not in compliance with the covenant of minimum required security cover (hull cover ratio) under our loan agreement with the Royal Bank of Scotland, or RBS. However, the lenders waived their right to request prepayment or provision of additional security and agreed to reassess the compliance with the covenant not earlier than March 31, 2015. In the event that, upon expiration of our waiver with RBS, we are in breach of the minimum required security cover covenant, we intend to seek a waiver or amendment of the loan agreement or to provide additional security necessary to cure the potential breach. If the market values of our vessels, which are already at relatively low levels, do not increase or decrease further prior to the expiration of our waiver with RBS or afterward, we may breach some of the covenants contained in the financing agreements relating to our indebtedness. If we do breach such covenants and we are unable to remedy the relevant breach or obtain waivers or amendments to our loan agreements, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

In 2014, 2013 and 2012 we made dividend payments in the aggregate amount of $0.21, $0.90 and $1.00 per share, respectively, and have declared a dividend of $0.0025 per share on February 27, 2015, with respect to the fourth quarter of 2014. We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

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

Currently, we have secured time charters for our operating vessels with minimum remaining durations between 1 and 12 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to locate suitable vessels or dispose of vessels at reasonable prices  which would adversely affect our ability to operate our business.

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

Our executive officers and directors will be involved in other business activities, such as the operation of Diana Shipping Inc., or Diana Shipping, which may result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Certain existing shareholders currently own a significant portion of our outstanding common shares, which may limit your ability to influence our actions.

Diana Shipping currently owns approximately 26.1% of our outstanding common stock and our executive officers collectively own approximately 11.5% of our outstanding common stock. In addition, 12 West Capital Management LP beneficially owns approximately 25.1% of our outstanding common stock. Accordingly, certain of our existing shareholders have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as certain of our existing shareholders continue to own a significant amount of our equity, even though the amount held by each such shareholder represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.

Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.

Diana Shipping currently owns approximately 26.1% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

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

We entered into a $100.0 million secured revolving credit facility with the Royal Bank of Scotland plc, or RBS, in December 2011 in order to refinance part of the acquisition costs of certain of our vessels. In addition, in May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of our major shareholders, to be used to fund vessels acquisitions and for general corporate purposes. As of December 31, 2014 and the date hereof, we had $148.7 million of debt outstanding under our facilities. As of December 31, 2014 and the date hereof we did not have any remaining borrowing capacity under our loan agreements.

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

 Our success depends to a significant extent upon the abilities and efforts of our management team, our Chief Executive Officer, Mr. Symeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos; and our Chief Operating Officer and Secretary, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region and continuing hostilities in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2014 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the other risks described herein and the following:
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

Future offerings of debt securities and amounts outstanding under current and future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of our common stock.

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

As of December 31, 2014 we had 73,158,991 shares of common stock outstanding.  The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

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

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company's vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Container Carriers (USA) LLC, established in July 2014, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Business Development and Capital Expenditures and Divestitures

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

In February 2013, we entered into a Memorandum of Agreement with Hanjin Shipping Co., Ltd., Seoul, for the purchase of a 1993-built Panamax container vessel of approximately 4,024 TEU capacity, the m/v Hanjin Malta, for a purchase price of $22 million. The vessel was delivered to us from the sellers in March 2013. The vessel was chartered back to her sellers.

Effective March 1, 2013, Unitized Ocean Transport Limited, the "Manager" or "UOT", our wholly-owned subsidiary, provides us and the vessels we own with management and administrative services. Pursuant to the new management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15,000 per vessel per month for employed vessels and $7,500 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10,000. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Until February 28, 2013, similar fees were payable to Diana Shipping Services S.A, or DSS, a wholly-owned subsidiary of Diana Shipping Inc, one of our major shareholders. On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement, the Broker Services Agreement that DSS had entered into with Diana Enterprises Inc. on our behalf, and the Vessel Management Agreements with DSS were terminated.

Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had a term of thirteen months and the fees were payable quarterly in advance, effective April 1, 2013.

In April, May and December 2013, we sold the m/v Maersk Madrid, m/v Maersk Merlion, m/v Maersk Malacca and m/v Apl Spinel to unrelated parties for demolition, for the aggregate sale price of $37.5 million, net of address commissions. In May, June and December 2013, the vessels were delivered to their new owners.

In May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping to be used to fund vessel acquisitions and for general corporate purposes. The loan has a term of four years and bears interest at the rate of 5.0% per annum over LIBOR and a fee of 1.25% per annum on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount of $50.0 million was drawn down, which currently remains outstanding.

In May 2013, we filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of our common stock under an at-the-market offering, with Deutsche Bank Securities Inc., as sales agent.  In 2013, a total of 2,859,603 shares of our common stock were sold under the at-the-market offering and the net proceeds, after deducting underwriting commissions and offering expenses payable by us, amounted to $12.4 million.  In 2014, a total of 1,092,596 shares of our common stock were sold under the at-the-market offering and the net proceeds received, after deducting underwriting commissions and offering expenses payable by us, amounted to $4.7 million. In July 2014, we announced the suspension of the offer and sale of our common shares under the existing at-the-market offering until there is a significant improvement in the containership market.

In August 2013, we entered into two Memoranda of Agreement for the purchase of two 2006-built Post-Panamax container vessels of approximately 6,541 TEU capacity each, the m/v Puelo, and the m/v Pucon, for a purchase price of $47.0 million each. The vessels were delivered to us from the sellers in August and September 2013, respectively. The vessels were chartered to CSAV.

During 2013, we entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum over LIBOR, effective June 1, 2013, and certain other amendments of the terms of the initial facility agreement.

In February 2014, we sold the m/v Apl Sardonyx, to unrelated parties for demolition, for the sale price of $9.7 million, net of address commission. The vessel was delivered to her new owners in the same month.

In March 2014, the Broker Services Agreement between UOT and Diana Enterprises Inc. was terminated and replaced with a new agreement with retroactive effect from January 1, 2014 and with a term of fifteen months, ending on March 31, 2015.  Effective July 1, 2014, the agreement between UOT and Diana Enterprises Inc. was terminated and replaced with a new one between Diana Containerships Inc. and Diana Enterprises Inc. All other terms of the agreement remained unchanged.

On July 28, 2014, we entered into an agreement to sell 36,653,386 shares of our common stock in a private placement (the "Private Placement") to a group of investors including Diana Shipping, unaffiliated institutional investors, and our Chairman and Chief Executive Officer, Mr. Symeon Palios, and a member of his family, along with other members of the Company's senior management, at a purchase price of $2.51 per share. In the transaction, Diana Shipping purchased common shares of value $40.0 million, two institutional investors not affiliated with us whose manager is based in the United States together purchased common shares of value $40.0 million, and Mr. Palios and a member of his family, along with other members of the Company's senior management, purchased common shares of an aggregate value $12.0 million.  The transaction closed on July 29, 2014. In connection with the Private Placement, we entered with our respective counterparties, into amendments to the brokerage services agreement with Diana Enterprises Inc., the loan agreement with Diana Shipping Inc., the facility agreement with the Royal Bank of Scotland plc and the Stockholders Rights Agreement.  The net proceeds received from the transaction, after deducting offering expenses payable by us, amounted to $91.3 million. We intend to use the net proceeds for general corporate purposes, including vessel acquisitions and working capital.  The purchasers received customary registration rights with respect to the shares purchased in the Private Placement.  The transaction was approved by an independent committee of our Board of Directors, which obtained a fairness opinion from Houlihan Lokey Financial Advisors, Inc. regarding the financial fairness to us of the aggregate purchase price to be received by us in the transaction.  For more information on the Private Placement, see "Item 7. Major Shareholders and Related Party Transactions."

In August 2014, we signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to purchase from an unaffiliated third party two 2004-built Post-Panamax container vessels of approximately 5,576 TEU capacity each, the m/v YM March and the m/v YM Great, for a purchase price of $22.175 million each. The vessels were delivered to us in September and October 2014, respectively and chartered to Yang Ming (UK) Ltd.

In November 2014, we signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to purchase from an unaffiliated third party a 2005-built Panamax container vessel of approximately 5,042 TEU capacity, the m/v Santa Pamina, for a purchase price of $15.95 million. The vessel was delivered to us in November 2014, and chartered to The Shipping Corporation of India Ltd.

In December 2014, we acquired, jointly with two other related parties, from unrelated individuals, a plot of land, in Athens, Greece, for an aggregate price of Euro 2.0 million or $2.5 million, based on the exchange rate of US Dollar to Euro on the date of acquisition. The plot of land is under the common ownership of the joint purchasers. We paid one third of the purchase price, and the total cost for the acquisition of the plot, including additional capitalized costs, amounted to $0.9 million.

In March 2015, we entered, through newly established wholly-owned subsidiaries, into two memoranda of agreement with unrelated individuals, to acquire the container vessels "YM New Jersey" and "YM Los Angeles", for the purchase price of $21.5 million each. The vessels' are expected to be delivered to us by the end of April 2015 and are chartered to Yang Ming (UK) Ltd. through approximately the end of 2016. The closing of the transaction is subject to the signing of a novation agreement to the time charter contract of each vessel.

B.	Business Overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.

As of the date of this annual report, our operating fleet consists of seven panamax and four post-panamax containerships with a combined carrying capacity of 52,359 TEU and a weighted average age of 11.4 years. In addition, we expect to take delivery of two 2006-built panamax vessels, the YM Los Angeles and the YM New Jersey, of approximately 4,923 TEU capacity each, by the end of April 2015. As at December 31, 2014, our fleet consisted of seven panamax and four post-panamax containerships with a combined carrying capacity of 52,359 TEU and a weighted average age of 11.2 years. As at December 31, 2013, our fleet consisted of seven panamax and two post-panamax containerships with a combined carrying capacity of 40,894 TEU and a weighted average age of 11.5 years. As at December 31, 2012, our fleet consisted of ten panamax containerships with a combined carrying capacity of 42,151 TEU and a weighted average age of 15.6 years.

During 2014, 2013 and 2012, we had fleet utilization of 99.7%, 97.9%, and 99.8%, respectively, our vessels achieved a daily time charter equivalent rate of $16,803, $15,162, and $17,499, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $54.1 million, $54.0 million and $56.6 million, respectively.

Set forth below is summary information concerning our fleet as at March 20, 2015.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU

Panamax Container Vessels

SAGITTA	A	$7,825	1.25%	A.P. Møller - Maersk A/S	14-Nov-14	14-Sep-15 - 14-Nov-15	1,2,3
2010 3,426
CENTAURUS	A	$8,000	3.50%	CMA CGM S.A.	13-Jun-14	28-Jan-15	4,5
		$7,650	5.00%	Maersk Line A/S	22-Feb-15	22-Jul-15 - 22-Oct-15
2010 3,426
YM LOS ANGELES	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	9-Apr-15	19-Oct-16 - 19-Feb-17	6,7,8
2006 4,923
YM NEW JERSEY	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	15-Apr-15	24-Sep-16 - 24-Jan-17	6,7,9
2006 4,923
SANTA PAMINA		$9,500	5.00%	The Shipping Corporation of India Ltd.	28-Nov-14	4-Apr-15 - 14-Apr-15	10
2005 5,042
CAP DOMINGO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	24-Dec-15 - 8-Mar-16	11,12
(ex Cap San Marco)
2001 3,739
CAP DOUKATO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	23-Jan-16 - 23-Apr-16	11
(ex Cap San Raphael)
2002 3,739
APL GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	13
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	13
1993 4,024

Post - Panamax Container Vessels

PUELO	D	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	10-Apr-15 - 23-Feb-16	10,14,15
2006 6,541
PUCON	D	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	8-May-15 - 20-Mar-16	10,14,16
2006 6,541
YM MARCH	E	$12,000	0%	Yang Ming (UK) Ltd.	12-Sep-14	15-Apr-15 - 15-May-15	10,17
2004 5,576
YM GREAT	E	$12,000	0%	Yang Ming (UK) Ltd.	10-Oct-14	26-Mar-15	18
		$17,475	2.50%		27-Mar-15	27-Jun-15 - 27-Aug-15	19
2004 5,576
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 In October 2014, the Company agreed to extend as from November 14, 2014 the previous charter party with A. P. Møller - Maersk A/S for a period of minimum 10 months to maximum 12 months at a gross charter rate of US$7,825 per day.

2 As per Novation Agreement signed in January 2015, with effect from February 1, 2015, charterers have changed to Maersk Line A/S.
3 Vessel off-hire for drydocking from February 20, 2015 to March 8, 2015.
4 In December 2014, the Company signed an addendum, extending the initially agreed maximum redelivery date to January 21, 2015. In January 2015, the Company agreed to further extend the maximum redelivery date till January 29, 2015.

5 Vessel on scheduled drydocking from January 28, 2015 to February 22, 2015.

6 Expected date of delivery to the Company.
7 We expect that, for financial reporting purposes, revenues to be derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that will be recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value.

8 The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on December 19, 2016 and must be declared six (6) months prior to this date.

9 The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on November 24, 2016 and must be declared six (6) months prior to this date.

10 Based on latest information.
11 Reederei Santa Containerschiffe GmbH & Co. KG has agreed to novate the time charter contract to Rudolf A. Oetker KG.
12 During January 2015, the vessel was off-hire for approximately three days.
13 For financial reporting purposes, revenues derived from the time charter agreement are netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value.

14 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

15 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from February 1, 2015, charterers have changed to Hapag-Lloyd AG.

16 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014.
17 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to May 15, 2015.
18 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to March 26, 2015 (24:00 UTC).
19 In February 2015, the Company agreed to extend as from March 27, 2015 (00:01 UTC) the previous charter party with Yang Ming (UK) Ltd. for a period of minimum 3 months to maximum 5 months at a gross charter rate of US$17,475 per day.

Our Management Team

Our management team is responsible for the strategic management of our company, including the development of our business plan. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels. Our management team is led by our Chairman and Chief Executive Officer Mr. Symeon Palios, who founded the predecessors of Diana Shipping and DSS in 1972. Mr. Palios has served as the Chairman and Chief Executive Officer of Diana Shipping Inc. since 2005 and as a director since 1999. Mr. Anastasios Margaronis, our President and a director, also serves as President and as a director of Diana Shipping Inc. and has been employed by the Diana Shipping group of companies since 1979. Mr. Ioannis Zafirakis, our Chief Operating Officer, Secretary and a director, serves as Executive Vice President and Secretary of Diana Shipping Inc. and has been employed by the Diana Shipping group of companies since 1997. Mr. Andreas Michalopoulos, our Chief Financial Officer and Treasurer, has held these same offices with Diana Shipping Inc. since 2006.

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

Management of Our Fleet

The business of Diana Containerships Inc. is the ownership of containerships.  Diana Containerships Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as providing administrative services relating to the fleet's operations, are carried out, since March 1, 2013, by our wholly-owned subsidiary, Unitized Ocean Transport Limited, which we refer to as UOT, or our fleet manager. In exchange for providing us with commercial and technical services, we pay our Manager a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

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

Business Strategy

To acquire high quality containerships throughout the shipping cycle

We will seek to provide attractive returns to our investors by continuing to make accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. We believe that the containership sector currently provides attractive acquisition opportunities as asset values remain at low levels and will continue to present attractive opportunities through the cycle. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. In addition, we are not affected by issues such as high leverage and the purchase of vessels at prices significantly above historical averages.  We will continue to initially focus on vessels ranging from 3,500 TEU to 8,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

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

Provide an attractive yield to shareholders through quarterly dividends

We currently intend to continue to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.  Furthermore, pursuant to the Securities Purchase Agreement entered into on July 28, 2014 in connection with the Private Placement, or the Securities Purchase Agreement, we agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, we would not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, our board of directors may amend this dividend policy to resume the payment of dividends if our board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.

Our Customers

Our customers include national, regional, and international companies, such as A.P. Møller-Maersk A/S, CSAV Valparaiso, Reederei Santa Containerschiffe, GMbH & Co. KG, Hanjin Shipping Co. Ltd, NOL Liner (Pte) Ltd, The Shipping Corporation of India Ltd., and Yang Ming (UK) Ltd. During 2014, four of our charterers accounted for 87% of our revenues; Reederei Santa Containerschiffe, GMbH & Co. (25%), CSAV Valparaiso (31%), NOL Liner (Pte) Ltd (17%) and Hanjin Shipping Co. Ltd (14%). During 2013, four of our charterers accounted for 87% of our revenues; A.P. Møller-Maersk A/S (16%), Reederei Santa Containerschiffe, GMbH & Co. (23%), NOL Liner (Pte) Ltd (38%) and Hanjin Shipping Co. Ltd (10%). During 2012, three of our charterers accounted for 90% of our revenues; A.P. Møller-Maersk A/S (46%), Reederei Santa Containerschiffe, GMbH & Co. KG (22%) and APL (Bermuda) Ltd (22%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

The Container Shipping Industry
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
Container shipping has a number of advantages compared with other shipping methods, including:
•	Less Cargo Handling

Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.
•	Efficient Port Turnaround

With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo vessels.
•	Highly Developed Intermodal Network

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
•	Reduced Shipping Time

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
Containership Newbuilding Prices
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
Containership Charter Rates
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

According to industry sources, during 2014 time charter rates failed to strengthen and charter periods remained relatively short. The Alphaliner charter index ended the year at 57.7 points, up a marginal 3.7% compared to December 2013.
Container Freight Rates
Factors that drive vessel charter rates also affect container freight rates. Container freight rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behaviour, including inter-carrier competition. To some extent, container freight rates are also affected by market conditions.
According to industry sources, freight rates across global trade routes have, in general, seen limited overall upside in 2014, a sign of continuing oversupply. The overall Shanghai Containerised Freight Index ended 2014 at 1,049 points compared to its opening reading of 2014 at 1,113 points. However, based on the Shanghai Containerised Freight Index, freight rates for boxes shipped from Shanghai to Europe averaged US$ 1,238 per TEU in the first three quarters of 2014, which was 14% higher than the full year 2013 average.
Global Container Trade
According to industry sources, the global container trade grew by approximately 6.0% in 2014 and is expected to grow by 6.7% in 2015, following an increase of 4.9% in 2013. In 2016, global container trade is projected to grow by 6.8%.
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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below).

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014, and May 2013 SOLAS amendments regarding emergency training and drills, entered into force as of January 1, 2015. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

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

In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date, there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.  It is difficult to predict the overall impact of such a requirement on our operations.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of their potential liability under OPA and CERCLA.   Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

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

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect on December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels. The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.  Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phrasing-in of these standards.  As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology.  The EPA on the other hand has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag and the number of time the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
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

Inspection by Classification Societies

Every oceangoing vessel must be constructed and classified in accordance of Rules & Regulations of a classification society. The Class Certificate that will be issued upon completion of vessel's construction by the classification society certifies that the vessel complies with the Class Rules and includes vessel's Character of Classification and the applicable class notations which provides useful information about the construction of the vessel. To maintain it's 'class', every vessel shall be inspected periodically by authorized surveyors of the classification society that is classed with. During these periodical surveys it shall be confirmed compliance with applicable class rules and regulations. In addition, the classification society acting as Recognized Organization (RO) will carry out necessary statutory surveys and will issue the statutory certificates on behalf of vessel's Flag Administration which will ensure compliance with all applicable International and National requirements and will enable the vessel to obtain sail permit from the port authorities.

For maintenance of the class certification, regular (periodical) and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at intervals indicated by the character of classification, (usually every 5 years). At the special survey, the vessel is thoroughly examined, including UTM-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. Upon shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

•	Bottom Surveys : Underwater parts of vessel's hull shall be surveyed twice within a class period which normally shall be carried out in drydock. However for vessels with special class notation, one of the two bottom surveys may be carried out afloat with class approved diving company.

•	If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

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

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company's vessels are entered. To the extent we experience supplemental calls; our policy is to expense such amounts.

C.	Organizational structure

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. We are the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 "General Information" of our consolidated financial statements under Item 18 and in exhibit 8.1 to this annual report.

D.	Property, plants and equipment

Our Manager, UOT, currently rents our office space from an unrelated third party and owns office furniture and equipment. Furthermore, in December 2014, UOT acquired, jointly with two other related parties, from unrelated individuals, a plot of land, in Athens, Greece, for an aggregate price of Euro 2.0 million or $2.5 million, based on the exchange rate of US Dollar to Euro on the date of acquisition. The plot of land is under the common ownership of the joint purchasers. We paid one third of the purchase price, and the total cost for the acquisition of the plot, including additional capitalized costs, amounted to $0.9 million.

Other than this interest in real property, our only material properties are the vessels in our fleet.

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

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for the operating vessels of our fleet with minimum remaining durations between 1 and 12 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors affecting our results of operations

 We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.
•	Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
•	Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the periods indicated.

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Ownership days	3,198	3,516	3,156
Available days	3,198	3,516	3,156
Operating days	3,189	3,442	3,150
Fleet utilization	99.7%	97.9%	99.8%
Time charter equivalent rate (TCE) (1)	$16,803	$15,162	$17,499
Daily operating expenses	$8,305	$8,780	$9,179

(1)	Please see Item 3 A. for a reconciliation of TCE to GAAP measures.

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

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We have paid commissions ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our former fleet manager, DSS, a commission that was equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Effective March 1, 2013, our new fleet manager, UOT, our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.

Vessel Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which, effective July 1, 2013, is estimated at $350 per light-weight ton for all vessels in the fleet. We believe that these assumptions are common in the containership industry.

Management Fees

We paid to DSS, our former fleet manager, up to February 28, 2013, a fixed management fee of $15,000 per month for employed vessels and would also pay $20,000 per vessel per month for laid-up vessels, in exchange for providing us with commercial and technical services pursuant to Vessel Management Agreements. Since March 1, 2013, our new fleet manager, UOT, receives a fixed monthly management fee of $15,000 per vessel in operation, and will receive a fixed monthly fee of $7,500 for laid-up vessels, if any. However, these management fees are eliminated from our consolidated financial statements as intercompany transactions.

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

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2014, we had $148.7 million of outstanding indebtedness.

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.  In 2014, our impairment test exercise did not result in an indication of impairment. In 2013, impairment losses were recorded for certain of our vessels, as our impairment test exercise indicated that the carrying values of these vessels were not recoverable.

Based on: (i) the carrying value of each of our vessels as of December 31, 2014 and 2013, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2014 and 2013, the aggregate carrying value of 8 vessels in our fleet as of December 31, 2014 and also of the same 8 vessels as of December 31, 2013 exceeded their aggregate charter-free market value by approximately $77.9 million and $66.9 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2014 and 2013, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 8 vessels would be sold at prices that reflect our estimate of their charter-free market values as of December 31, 2014 and 2013. However, as of the same date, certain of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if these vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2014, and currently, we have not entered into any agreement to sell any of our vessels. In February 2014, the vessel APL Sardonyx was sold for demolition, while the vessel's carrying value had been impaired as of December 31, 2013.

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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels".

Vessel		TEU	Year Built	Carrying Value (in millions of US dollars)
				At December 31, 2014	At December 31, 2013
1	Sagitta	3,426	2010	39.6*	41.0*
2	Centaurus	3,426	2010	41.0*	42.4*
3	Cap Domingo	3,739	2001	23.4*	24.5*
4	Cap Doukato	3,739	2002	24.0*	25.1*
5	Apl Sardonyx	4,729	1995	-	9.5
6	Apl Garnet	4,729	1995	15.9*	16.7*
7	Hanjin Malta	4,024	1993	12.3*	13.0*
8	Puelo	6,541	2006	44.9*	46.5*
9	Pucon	6,541	2006	45.0*	46.7*
10	YM March	5,576	2004	22.1	-
11	YM Great	5,576	2004	22.0	-
12	Santa Pamina	5,042	2005	15.9	-
	Vessels Net Book Value			306.1	265.4

_______________________________
*Indicates vessels for which we believe, as of December 31, 2014 and December 31, 2013, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $77.9 million and $66.9 million, respectively.

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

Vessel Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we have historically estimated the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions, while effective July 1, 2013 we adjusted prospectively the scrap rate used to $350 per light-weight ton for all vessels in the fleet. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked every five years for major repairs and maintenance that cannot be performed while the vessels are operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

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

We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the years ended December 31, 2014 and 2012 did not indicate impairment charges for any of our vessels, while in 2013, the above mentioned review indicated impairment charges for certain of our vessels, amounting to $42.3 million.

Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis as of December 31, 2014:

Average estimated daily Time charter equivalent rate used
Up to 4,000 TEU	$17,774
Between 4,000 TEU and 6,000 TEU	$21,340
Above 6,000 TEU	$26,750

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

	5-year period (in USD)		Impairment charge (in USD million)		3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	10,013		53.0		7,315	55.5	7,746	55.5
Between 4,000 - 6,000 TEU	13,228		4.4		9,136	4.4	8,771	4.4
Above 6,000 TEU	n/a	*	n/a	*	26,750	0.0	24,667	0.0

*For the vessels with capacity of more than 6,000 TEU, average daily rates were only available since 2012.

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

Results of Operations

Year ended December 31, 2014 compared to the year ended December 31, 2013

Net Income / (Loss). Net income for 2014 amounted to $3.2 million, compared to a net loss of $57.3 million for 2013. The loss for 2013 was mainly the result of impairment charges and direct sale and other charges totalling $58.8 million.

Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of $11.6 million and $20.3 million for 2014 and 2013 respectively, amounted to $54.1 million for 2014, compared to $54.0 million in 2013. The net time charter revenues remained relatively unchanged, despite the 12% decrease of the gross time charter revenues and the 9% decrease of ownership days, as a result of the decrease of the prepaid charter revenue amortization. In 2013, prepaid charter revenue amortization was recognized for six vessels in total, while the time charter agreements for two of these vessels expired in December 2013 and January 2014 and for another two vessels the time charter agreements expired in December 2014.

Voyage Expenses. Voyage expenses for 2014 amounted to $0.3 million, compared to $0.7 million in 2013. Voyage expenses mainly consist of commissions paid to third party brokers, and up to February 28, 2013 also included commissions paid to DSS on our gross charterhire pursuant to our vessel management agreements. The decrease in voyage expenses in 2014 compared to 2013 was due to the decrease in commissions, as effective March 1, 2013, UOT provides us with management services similar to those previously provided by DSS, and these fees are eliminated in consolidation as intercompany transactions. In addition, as commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues.

Vessel Operating Expenses. Vessel operating expenses amounted to $26.6 million in 2014, compared to $30.9 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance and environmental compliance costs. The decrease in 2014 was primarily due to the decrease in the ownership days and also due to decreased average crew costs, stores and spares expenses.
Depreciation.  Depreciation for 2014 amounted to $10.3 million, compared to $11.1 million in 2013 and represents the depreciation expense of our containerships during the respective periods. The decrease in 2014 was mainly due to decreased ownership days during the year.

Management Fees. Management fees were zero in 2014, compared to $0.3 million in 2013 and consisted of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, had entered into for the provision of commercial and technical management services for the vessels in our fleet. In 2014 there were no management fees, as UOT, our wholly-owned subsidiary, provides us with similar services since March 1, 2013.

General and Administrative Expenses.  General and administrative expenses for 2014 amounted to $6.3 million, compared to $5.1 million in 2013 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in 2014 was mainly due to the full operation of UOT in 2014, compared to the previous year when the company started its operations in March and also due to increased salaries. The increase in general administrative expenses was partly off-set by decreased legal expenses and employees' retirement obligation.

Impairment losses. Impairment losses in 2014 were zero, compared to $42.3 million in 2013 and represented non-cash impairment charges recorded for the vessels Maersk Madrid, Maersk Malacca, Maersk Merlion and Apl Sardonyx.

Loss on vessels' sale. Loss on vessels' sale amounted to $0.7 million in 2014, and relates to the sale of the vessel Apl Sardonyx, while in 2013, Loss on vessels' sale amounted to $16.5 million and related to the sale of the vessels Maersk Madrid, Maersk Malacca, Maersk Merlion and Apl Spinel.

Foreign Currency Losses / (Gains). Foreign currency losses for 2014 amounted to $17,029, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the US Dollar. In 2013, there were foreign currency losses of $66,447.

Interest and Finance Costs. Interest and finance costs for 2014 amounted to $6.7 million, compared to $4.6 million for 2013 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The increase in 2014 was due to increased average debt compared to the prior period, after the drawdown of $50.0 million from our loan agreement with Diana Shipping Inc. and $6.0 million from our credit facility with RBS in August and September 2013 respectively, and increased average interest rates, which increased to 3.9% in 2014 from 3.5% in 2013.

Interest Income. Interest income for 2014 amounted to $0.1 million, the same with 2013 and consists of interest income received on deposits of cash and cash equivalents.

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

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.	Liquidity and Capital Resources

We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund additional vessel acquisitions and debt service.

During 2012 and 2013, we drew down an aggregate amount of $148.7 million under our credit facility with RBS and our loan agreement with DSI, which we utilized to acquire vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities,  amounted to $77.2 million at December 31, 2014 and $19.2 million at December 31, 2013. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at December 31, 2014, cash and cash equivalents amounted to $82.0 million compared to $19.7 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2014, 2013 and 2012 amounted to $25.5 million, $31.7 million, and $31.3 million, respectively. The decrease in cash from operating activities in 2014 compared to 2013, is mainly due to the decrease of our average fleet during 2014, after the disposal of five vessels from May 2013 to February 2014, partly off-set with the addition of six vessels to the Company's fleet from March 2013 to November 2014, and also due to increased payments of interest and general administrative expenses. The increase in 2013 compared to 2012 was due to the enlargement of our fleet, after the delivery of three vessels in 2013 and five vessels in 2012, partly off-set by the disposal of four vessels during 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2014 was $51.6 million and consists of $60.4 million paid for the three vessels that we acquired during the year, $0.9 million paid for the acquisition of a plot of land and for equipment additions, $8.8 million received from the sale of one vessel during the year, and finally $0.9 million received, representing insurance settlements.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2014 was $88.5 million and consists of $96.0 million of net proceeds received from the offering of 1,092,596 shares of common stock under our at-the-market program and of 36,653,386 shares under the private equity placement that took place during the year, and $7.5 million of cash dividends paid to investors.

Net cash provided by financing activities in 2013 was $38.1 million and consists of $12.4 million of net proceeds received from the offering of 2,859,603 shares of common stock under our at-the-market program, $6.0 million of loan proceeds received under our loan agreement with the Royal Bank of Scotland, and $50.0 million of loan proceeds received under our loan agreement with DSI. It also includes $29.7 million of cash dividends paid to investors, and $0.6 million of additional restricted cash required under our credit facility.

Net cash provided by financing activities in 2012 was $108.8 million and consists of $53.9 million of net proceeds received from the offering of 9,115,803 shares of common stock, $92.7 million of loan proceeds received under our loan agreement with the Royal Bank of Scotland. It also includes $28.5 million of cash dividends paid to investors, and $9.3 million of compensating cash required under our credit facility.

Loan Facilities

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

During 2013, we entered into various supplemental agreements with the Royal Bank of Scotland plc. The amendments mainly provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by us in favor of the lenders. The supplemental agreements also restrict any security interest over our assets in favor of DSI. Furthermore, we were required to provide additional vessels as collateral to secure the revolving credit facility, to amend the terms of the mandatory prepayment clause and to agree to certain other consequential amendments of the terms of the facility agreement. In 2014, as per further amendments in the loan agreement, we agreed to certain other changes in the beneficial ownership clause and in the definition of the EBITDA to Interest ratio covenant.

As of December 31, 2014, we were in compliance with all covenants relating to the loan facility, except for the minimum required security cover (hull cover ratio), which was 134%, while the minimum required value for the ratio was 140%. This breach indicated that, to rectify the shortfall, we would have to repay to the Royal Bank of Scotland plc an amount of $4.2 million, or provide additional security. However, the lenders waived their right to request prepayment or provision of additional security and agreed to reassess the compliance with the covenant not earlier than March 31, 2015.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement. We also paid commitment commissions of 0.99% per annum on the available commitment up to October 31, 2013, date at which the available amount to be drawn from the credit facility became zero. As of the date of this annual report and as of December 31, 2014, we had $98.7 million of debt outstanding under our credit facility with RBS. Based on the current age of the financed vessels, an amount of $6.0 million is repayable in August 2015 and the remaining $92.7 million is repayable in January 2017.

Diana Shipping Inc. ("DSI"): On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with DSI, to be used to fund vessel acquisitions and for general corporate purposes. The loan bears interest at a rate of Libor plus a margin of 5.0% per annum. In addition, the loan bears a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount of $50.0 million was drawn down under the loan agreement, which remained outstanding as of December 31, 2014 and as of the date of this annual report. The loan matures on the fourth anniversary of the drawdown date, or on August 20, 2017. We, or our subsidiaries, may not incur additional indebtedness during the term of the loan without the prior consent of the lender.

As at December 31, 2014 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships and vessel upgrades. In March 2015, we entered into two memoranda of agreement to acquire two panamax container vessels, which are expected to be delivered to us by the end of April 2015. We expect to fund the acquisition costs of these two vessels with cash on hand.

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

F.	Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2014, as adjusted to reflect the two memoranda of agreement we entered into in March 2015 for the acquisition of two panamax container vessels for $21.5 million each:

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$362	$362	$-	$-	$-
Long term bank debt (2)	98,700	6,000	92,700	-	-
Related party debt (2),(3)	50,000	-	50,000	-	-
Memoranda of Agreement (4)	43,000	43,000	-	-	-

Total	$192,062	$49,362	$142,700	$-	$-

(1)	As per our agreement with Diana Enterprises Inc., we pay a fixed monthly fee of $120,833 for the brokerage services we are provided. The duration of the engagement based on the current agreement shall be for a term of fifteen months, ending on March 31, 2015. Please see "Item 6B. - Compensation" and "Item 7B.-Related Party Transactions" for more details.

(2)	The table above does not include projected interest payments which are based on Libor plus a margin, which are estimated at about $5.8 million for 2015, $5.7 million for 2016 and $1.8 million for 2017, as long as the Libor rate remains at the levels of the year ended December 31, 2014.

(3)	The table above does not include the "back-end" fee payable to Diana Shipping in 2017, amounting to $2.5 million.

(4)	In March 2015, we entered, through newly established subsidiaries, into two memoranda of agreement with unrelated individuals, to acquire the container vessels "YM New Jersey" and "YM Los Angeles", for the purchase price of $21.5 million each. The vessels are expected to be delivered to us by the end of April 2015.

G.	Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term.  Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	73	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	59	Class II Director and President
Ioannis Zafirakis	43	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	43	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	70	Class III Director
Antonios Karavias	73	Class I Director
Nikolaos Petmezas	66	Class III Director
Reidar Brekke	54	Class II Director

The term of the Class II directors expires in 2015, the term of the Class III directors expires in 2016 and the term of the Class I directors expires in 2017.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had the overall responsibility of the activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

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

Antonios Karavias has served as an independent Director and as the Chairman of our Compensation Committee and member of our Audit Committee since the completion of the private offering in 2010. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor's degree in Economics from Mississippi State University and a master's degree in Economics from Pace University. As of 2012, Mr. Karavias has been President of UNION F.Z., a financial services company registered in the U.A.E.

Nikolaos Petmezas has served as an independent Director and as a member of our Compensation Committee since the completion of the private offering in 2010. Mr. Petmezas has served since 2001 as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. Hellenic Office and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995 Mr. Petmezas has served as well as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding sales positions at Austin & Pickersgill Ltd. and British Shipbuilders Corporation until 1983. Mr. Petmezas has been an Advisor at Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

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

Since June 1, 2010, the members of our senior management were compensated through their affiliation with Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, and its respective Broker Services Agreement with DSS.  The fee payable by DSS to Diana Enterprises (for which we reimbursed DSS) was $1.04 million per annum and increased to $1.3 million following the completion the public offering in June 2011. Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with us to provide brokerage services for a fixed monthly fee of $120,833. The duration of the engagement based on the current agreement shall be for a term of fifteen months, ending on March 31, 2015.  Please see "Item 7B. Related Party Transactions" for a full description of the agreements.  In 2014, 2013, and 2012, fees payable to Diana Enterprises for brokerage services amounted to $1.5 million, $1.4 million and $1.3 million, respectively.

In 2010, our executive officers also received 213,331 shares of restricted stock awards, 25% of which vested in 2010 and the remaining vested ratably over the next three years. In June 2011, on the completion of our public offering, our executive officers also received 53,333 shares of restricted stock awards, 25% of which vested on the grant date and the remainder of which vested ratably over the next three years from the grant date.  In May 2014, our executive officers also received 361,442 shares of restricted stock awards, which will vest ratably over three years from the grant date. Finally, in February 2015, our executive officers were further awarded 731,590 shares of restricted stock awards, which will vest ratably over three years from the grant date. In 2014, 2013, and 2012, compensation cost relating to the aggregate amount of restricted stock awards amounted to $0.3 million, $0.4 million and $0.9 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors. For 2014, 2013, and 2012, fees, bonuses and expenses to non-executive directors amounted to $0.4 million, $0.3 million and $0.3 million, respectively.

2010 Equity Incentive Plan, as Amended and Restated in 2012

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

As of the date of this annual report, we have issued a total of 1,359,696 restricted shares under the plan to our executive officers, of which 266,664 shares have vested.

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

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our fleet manager on behalf of the vessel owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

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

The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel owning subsidiaries as of December 31, 2014 and 2013:

	As of December 31, 2014	As of December 31, 2013
Shoreside	32	31
Seafaring	266	236
Total	298	267

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see Item 7. "Major Shareholders and Related Party Transactions."

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares and of our officers and directors individually and as a group as of the date of this report. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

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

As of March 20, 2015, we had  73,890,581 common shares issued and outstanding and the percentage of beneficial ownership below is based on this figure:

	Shares Beneficially Owned
Identity of person or group	Number	Percentage
Diana Shipping Inc. (1).	19,269,740	26.1%
12 West Capital Management LP (2)	18,535,735	25.1%
Symeon Palios (3)	6,445,809	8.7%
Anastasios Margaronis	846,926	1.1%
Ioannis Zafirakis	528,526	*
Andreas Michalopoulos	671,503	*
All directors and officers, as a group (4)	8,492,764	11.5%

(1)	As at December 31, 2014, 2013, and 2012, Diana Shipping Inc. owned 26.3%, 9.5% and 10.4% of our common stock, respectively.
(2)	Based solely on the Schedule 13D/A filed on January 16, 2015 by 12 West Capital Management LP, reporting beneficial ownership of these shares through 12 West Capital Fund LP, a Delaware limited partnership, and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership. The general partner of 12 West Capital Management LP is 12 West Capital Management, LLC, a Delaware limited liability company. Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Capital Management LP. The principal business address of 12 West Capital Management LP is 90 Park Avenue, 41st Floor, New York, New York 10001.
(3)	Mr. Symeon Palios is our only director and officer that beneficially owns 5% or more of our outstanding common stock. Of these shares, Mr. Palios may be deemed to beneficially own 5,965,993 common shares through Taracan Investments S.A., 154,970 common shares through Corozal Compania Naviera S.A., 309,941 common shares through Ironwood Trading Corp., companies for which he is the controlling person. As at December 31, 2014, 2013, and 2012, Mr. Palios beneficially owned 8.5%, 5.9% and 6.4%, respectively.
(4)	Of the total number of these shares, 1,359,696 were granted pursuant to the Company's 2010 Equity Incentive Plan, as amended and restated in 2012.
* Less than 1%

As of March 20, 2015, we had 129 shareholders of record, 114 of which were located in the United States and held an aggregate of 52,395,745 of our common shares, representing 70.91% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 52,379,278 of our common shares as of March 20, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Diana Shipping Services S.A.

We had entered into an Administrative Services Agreement with DSS, relating to the provision of administrative services to us. Please see below for a description of this agreement. In 2014, 2013 and 2012, fees for administrative services amounted to nil, $20,000 and $120,000 respectively.

We, through our wholly-owned subsidiaries, had also entered into Vessel Management Agreements with DSS, relating to the provision of management services for our vessels. Please see below for a description of these agreements. In 2014, 2013, and 2012, fees for management services amounted to nil, $0.3 million and $1.6 million and commissions on charter hire amounted to nil, $0.1 million and $0.7 million, respectively.

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

Diana Enterprises Inc.

We had entered into a Broker Services Agreement, dated June 1, 2010, with Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, through DSS pursuant to the Administrative Services Agreement. Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had an initial term of thirteen months and the fees were payable quarterly in advance. In March 2014, the Broker Services Agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, with retroactive effect from January 1, 2014, the duration of the engagement shall be for a term of fifteen months, ending on March 31, 2015.  Effective July 1, 2014, the agreement between UOT and Diana Enterprises was terminated and replaced with a new one between DCI and Diana Enterprises on substantially similar terms. Finally, in July 2014, and in relation with the private equity placement, the agreement was amended to increase the percentage of beneficial ownership in the Change of Control clause. According to this clause, in the event that Diana Enterprises terminates the agreement within six months following a Change of Control, as defined in the agreement, Diana Enterprises will be entitled to a lump sum payment equal to three years' annual commission. In 2014, 2013, and 2012, fees for broker services amounted to $1.5 million, $1.4 million, and $1.3 million, respectively.

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

On May 20, 2013, we entered into a loan agreement of up to $50.0 million with Diana Shipping, for which please refer to Item 5.B – Liquidity and Capital Resources – Loan Facilities.

Private Placement

We entered into a Securities Purchase Agreement, dated July 28, 2014, with Diana Shipping and two institutional investors not affiliated with the Company or Diana Shipping (together, the "Unaffiliated Entities"), Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which we issued and sold to the Purchasers and the Purchasers purchased from the Company in the Private Placement an aggregate of 36,653,386 common shares at a price of $2.51 per share, which reflected the 30-day volume-weighted average price of the Company's common stock over the 30 trading days preceding the date of the Securities Purchase Agreement.   The issuance and sale of the shares was approved by an independent committee of our Board of Directors.  The Purchasers were also granted customary registration rights pursuant a registration rights agreement.

Pursuant to the terms of the Securities Purchase Agreement, Diana Shipping and the Unaffiliated Entities have granted each other a right of first offer in connection with any proposed privately negotiated block sale of our common shares constituting ten percent (10%) or more of the outstanding common stock (other than sales of stock to us and certain other permitted transfers).  The Unaffiliated Entities have also agreed that for so long as they collectively own ten percent (10%) or more of the outstanding common stock they will not, without our consent, (i) acquire beneficial ownership of additional shares of our voting stock in excess of the amount of shares owned as of the closing under the Securities Purchase Agreement or (ii) make or otherwise participate in any "solicitation" of "proxies" to vote shares of our common stock, subject to certain exceptions.  Additionally, the Unaffiliated Entities have been granted one observer seat at each meeting of our Board of Directors and Audit Committee and certain information rights. The Securities Purchase Agreement also grants the Purchasers certain rights of first refusal over subsequent equity offerings.

Pursuant to the Securities Purchase Agreement, we have agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, we will not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, our board of directors may amend this dividend policy to resume the payment of dividends if the board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.

In connection with the Private Placement, we entered into amendments to the loan dated May 20, 2013 between the Company, Eluk Shipping Inc. and Diana Shipping Inc., and the loan agreement with The Royal Bank of Scotland plc (the "RBS") dated December 16, 2011.  We also amended our Stockholders Rights Plan, dated August 10, 2010, to provide that the Unaffiliated Entities will not be considered an Acquiring Person, as defined therein.

Altair Travel Agency S.A

Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Symeon Palios, provides us with travel related services. In 2014 and 2013, the expenses we incurred in exchange for travel services provided by Altair, amounted to $1.0 million and $1.0 million, respectively. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

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

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors. In 2014 and 2013, we made dividend payments of $0.21 and $0.90 per share, respectively, and in February 2015 we declared a cash dividend of $0.0025 per share with respect to the fourth quarter of 2014.

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

Furthermore, pursuant to the Securities Purchase Agreement entered into on July 28, 2014 in connection with the Private Placement, or the Securities Purchase Agreement we agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, we would not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, our board of directors may amend this dividend policy to resume the payment of dividends if our board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.

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

See Item 18 – Financial Statements: Note 16 – Subsequent Events.

Item 9.	The Offer and Listing

Our common shares have traded on the Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on the Nasdaq Global Select Market since January 2, 2013. The table below sets forth the high and low closing prices for each of the periods indicated for the common shares.

The high and low closing prices for our common shares for the periods set forth below were as follows:

Years	Low	High

For the period from January 19 to December 31, 2011	$4.58	$13.15
Year-ended December 31, 2012	5.22	7.76
Year-ended December 31, 2013	3.51	7.03
Year-ended December 31, 2014	1.85	4.26

Periods	Low	High

1st Quarter ended March 31, 2013	$4.94	$7.03
2nd Quarter ended June 30, 2013	4.17	5.93
3rd Quarter ended September 30, 2013	3.64	4.64
4th Quarter ended December 31, 2013	3.51	4.51

1st Quarter ended March 31, 2014	$3.81	$4.26
2nd Quarter ended June 30, 2014	2.46	3.94
3rd Quarter ended September 30, 2014	2.25	2.85
4th Quarter ended December 31, 2014	1.85	2.36

Months	Low	High

September 2014	$2.25	$2.61
October 2014	1.93	2.23
November 2014	1.85	2.30
December 2014	1.88	2.36
January 2015	1.94	2.55
February 2015	2.15	2.50
March 2015 (through March 20, 2015)	2.32	2.66

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Our current amended and restated articles of incorporation have been filed as exhibit 3.1 to our Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974. The information contained in this exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 15, 2010 with file number 333-169974 and is incorporated by reference herein, provided that since the date of that Registration Statement, and up to December 31, 2014, the number of shares of our common stock issued and outstanding has increased to 73,158,991.

C.	Material Contracts

The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, for the two years immediately preceding the date of this annual report.  Each of these contracts is attached as an exhibit to this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is as party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Symeon Palios, and Item 6.B for a discussion of our 2010 Equity Incentive Plan, as Amended and Restated in 2012.

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

We believe that we satisfied the Publicly-Traded Test for the 2014 taxable year and were not subject to the Five Percent Override Rule and we intend to take that position on our 2014 U.S. federal income tax returns.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election," or a "mark-to-market" election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file with respect to taxable years ending on or after December 31, 2014 IRS Form 8621 with the IRS containing certain information regarding the Company.

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

These adverse tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

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

I.	Subsidiary information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Total interest incurred under our loan facilities and related interest rates during 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Interest expense (in millions of USD)	$5.9	$4.0	$2.7
Weighted average interest rate (libor plus margin)	3.91%	3.49%	3.07%
Interest rates range during the year (libor including margin)	3.25% to 5.17%	2.94% to 5.18%	2.96% to 3.32%

An average increase of 1% in 2014 interest rates would have resulted in interest expenses of $7.4 million, instead of $5.9 million, an increase of about 25%.

As of the date of this annual report, we have $148.7 million of debt outstanding and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur more than half of our operating expenses (around 60% in 2014 and 58% in 2013) and about half of our general and administrative expenses (around 51% in 2014 and also 51% in 2013) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2014 is effective.

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

Audit fees in 2014 amounted to Euro 198,750 or about $271,000 and in 2013 amounted to Euro 284,500 or about $383,000, and relate to audit services provided in connection with the audit and SAS 100 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting as well as audit services performed in connection with the Company's public offerings and registration statements.

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

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:
•	As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of two members;
•	As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the nominations process. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process;
•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present;
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances;

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.
Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

(a)  Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	2010 Equity Incentive Plan (7)
4.4	2012 Amended and Restated Equity Incentive Plan (8)
4.5	Administrative Services Agreement with DSS(9)
4.6	Broker Services Agreement with Diana Enterprises Inc. (10)
4.7	Form Of Vessel Management Agreement with DSS (11)
4.8	Administrative Services Agreement with UOT (15)
4.9	Broker Services Agreement with Diana Enterprises Inc., dated March 1, 2013 (16)
4.10	Broker Services Agreement with Diana Enterprises Inc., dated March 4, 2014 (17)
4.11	Form Of Vessel Management Agreement with UOT (18)
4.12	Amended and Restated Non-Competition Agreement With Diana Shipping Inc. (19)
4.13	Loan Agreement dated July 7, 2010, by and between Likiep Shipping Company Inc. and Orangina Inc., as Borrowers, and DnB NOR Bank ASA (13)
4.14
Loan Agreement, dated May 4, 2011, by and between DnB NOR Bank ASA , and Likiep Shipping Company Inc., Orangina Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., and Ralik Shipping Company Inc. (14)

4.15	Loan Agreement, dated December 16, 2011, by and between the Royal Bank of Scotland plc and Diana Containerships Inc. (15)
4.16	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc. (20)
4.17	Supplemental Agreement, dated July 22, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland (21)
4.18	Supplemental Agreement, dated September 11, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland (22)

4.19	Supplemental Agreement, dated December 6, 2013, between Diana Containerships Inc. and the Royal Bank of Scotland (23)
4.20	Memorandum of Agreement for m/v Maersk Madrid (16)
4.21	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (17)
4.22	Memorandum of Agreement for m/v Maersk Malacca (18)
4.23	Memorandum of Agreement for m/v Maersk Merlion (19)
4.24	Memorandum of Agreement for m/v Cap San Raphael (20)
4.25	Memorandum of Agreement for m/v Cap San Marco (23)
4.26	Memorandum of Agreement for m/v APL Sardonyx (24)
4.27	Memorandum of Agreement for m/v APL Spinel (25)
4.28	Memorandum of Agreement for m/v APL Garnet (22)
4.29	Memorandum of Agreement for m/v Hanjin Malta (26)
4.30	Memorandum of Agreement for m/v Puelo (24)
4.31	Memorandum of Agreement for m/v Pucon (25)
4.32	Registration Rights Agreement dated June 15, 2011(21)
4.33	Share Purchase Agreement dated June 9, 2011(27)
4.34	Securities Purchase Agreement, dated July 28, 2014 (26)
4.35	Registration Rights Agreement, dated July 28, 2014 (26)
4.36	Amendment to the Facility Agreement dated December 16, 2011 among the Company, its subsidiaries party thereto and RBS, dated July 28, 2014 (26)
4.37	First Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated July 28, 2014 (26)
4.38	Broker Services Agreement, dated April 9, 2014, by and between the Company and Diana Enterprises Inc. (26)
4.39	Amendment No. 1 to Stockholders Rights Agreement dated August 2, 2010 by and the Company and Computershare Inc., dated July 28, 2014 (26)
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
101

The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2014 and 2013; (2) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2014, 2013 and 2012; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2013 and 2012; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (6) Notes to Consolidated Financial Statements.

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
(10) Filed as Exhibit 10.3 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(11) Filed as Exhibit 10.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13) Filed as Exhibit 10.6 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(14) Filed as Exhibit 10.7 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on May 9, 2011.
(15) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(16) Filed as Exhibit 4.9 to the Company's Annual Report on Form 20-F on March 26, 2014.
(17) Filed as Exhibit 4.10 to the Company's Annual Report on Form 20-F on March 26, 2014.
(18) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(19) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(20) Filed as Exhibit 4.16 to the Company's Annual Report on Form 20-F on March 26, 2014.
(21) Filed as Exhibit 4.17 to the Company's Annual Report on Form 20-F on March 26, 2014.
(22) Filed as Exhibit 4.18 to the Company's Annual Report on Form 20-F on March 26, 2014.
(23) Filed as Exhibit 4.19 to the Company's Annual Report on Form 20-F on March 26, 2014.
(24) Filed as Exhibit 4.30 to the Company's Annual Report on Form 20-F on March 26, 2014.
(25) Filed as Exhibit 4.31 to the Company's Annual Report on Form 20-F on March 26, 2014.
(26) Filed as an exhibit to the Company's Current Report on Form 6-K on July 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: March  23, 2015

DIANA CONTAINERSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
 March 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Containerships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014 of Diana Containerships Inc. and our report dated March 23, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece
March 23, 2015

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2014 and 2013
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$82,003	$19,685
Accounts receivable, trade	691	534
Inventories	2,307	1,964
Prepaid expenses and other assets	845	797
Restricted cash, current (Note 7)	600	-
Total current assets	86,446	22,980

FIXED ASSETS:
Vessels (Note 4)	333,078	284,108
Accumulated depreciation (Note 4)	(26,984)	(18,736)
Vessels' net book value (Note 4)	306,094	265,372

Property and equipment, net (Note 5)	1,089	321
Total fixed assets	307,183	265,693

Restricted cash, non-current (Note 7)	9,270	9,870
Prepaid charter revenue (Note 6)	6,364	18,166
Total assets	$409,263	$316,709

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred financing costs (Note 7)	$5,804	$-
Accounts payable, trade and other	1,807	1,739
Due to related parties, current (Note 3)	136	170
Accrued liabilities	1,052	898
Deferred revenue, current (Note 8)	491	972
Total current liabilities	9,290	3,779

Long-term bank debt, net of current portion and unamortized deferred financing costs (Note 7)	92,494	98,102
Related party financing, non-current (Note 3)	50,867	50,233
Deferred revenue, non-current (Note 8)	-	50
Other liabilities, non-current	169	80
Commitments and contingencies (Note 9)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 73,158,991 and 35,051,567 issued and outstanding as at December 31, 2014 and 2013, respectively (Note 10)	731	350
Additional paid-in capital (Note 10)	372,197	276,236
Other comprehensive loss	(68)	-
Accumulated deficit	(116,417)	(112,121)
Total stockholders' equity	256,443	164,465
Total liabilities and stockholders' equity	$409,263	$316,709

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2013	2012
REVENUES:
Time charter revenues (Note 1)	$65,678	$74,337	$68,835
Prepaid charter revenue amortization (Note 6)	(11,610)	(20,322)	(12,204)
Time charter revenues, net	54,068	54,015	56,631

EXPENSES:
Voyage expenses (Notes 3 and 11)	332	705	1,404
Vessel operating expenses (Note 11)	26,559	30,870	28,969
Depreciation (Notes 4 and 5)	10,309	11,070	12,476
Management fees (Note 3)	-	305	1,551
General and administrative expenses (Note 3)	6,306	5,059	3,468
Impairment losses (Note 4)	-	42,323	-
Loss on vessels' sale (Note 4)	695	16,481	-
Foreign currency losses / (gains)	17	66	(194)
Operating income / (loss)	$9,850	$(52,864)	$8,957

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3, 7 and 12)	$(6,746)	$(4,554)	$(3,066)
Interest income	134	72	78
Total other expenses, net	$(6,612)	$(4,482)	$(2,988)

Net income / (loss)	$3,238	$(57,346)	$5,969

Earnings / (loss) per common share, basic and diluted (Note 13)	$0.06	$(1.73)	$0.22

Weighted average number of common shares, basic and diluted (Note 13)	51,645,071	33,159,328	26,934,533

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars)

	2014	2013	2012

Net income / (loss)	$3,238	$(57,346)	$5,969
Other comprehensive loss (Actuarial loss)	(68)	-	-

Comprehensive income / (loss)	$3,170	$(57,346)	$5,969

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional	Other
	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance, December 31, 2011	23,076,161	$231	$208,827	$-	$(2,525)	$206,533
- Net income	-	-	-	-	5,969	5,969
- Issuance of common stock, net of issuance costs	9,115,803	91	53,810	-	-	53,901
- Compensation cost on restricted stock (Note 10)	-	-	900	-	-	900
- Dividends declared and paid (at $0.15, $0.25, $0.30 and $0.30 per share) (Note 13)	-	-	-	-	(28,545)	(28,545)
Balance, December 31, 2012	32,191,964	$322	$263,537	$-	$(25,101)	$238,758
- Net loss	-	-	-	-	(57,346)	(57,346)
- Issuance of common stock, net of issuance costs	2,859,603	28	12,328	-	-	12,356
- Compensation cost on restricted stock (Note 10)	-	-	371	-	-	371
- Dividends declared and paid (at $0.30, $0.30, $0.15 and $0.15 per share) (Note 13)	-	-	-	-	(29,674)	(29,674)
Balance, December 31, 2013	35,051,567	$350	$276,236	$-	$(112,121)	$164,465
- Net income	-	-	-	-	3,238	3,238
- Issuance of common stock, net of issuance costs (Note 10)	37,745,982	377	95,624	-	-	96,001
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	361,442	4	337	-	-	341
- Actuarial loss	-	-	-	(68)	-	(68)
- Dividends declared and paid (at $0.15, $0.05, $0.0025 and $0.0025 per share) (Note 13)	-	-	-	-	(7,534)	(7,534)
Balance, December 31, 2014	73,158,991	$731	$372,197	$(68)	$(116,417)	$256,443

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars)
	2014	2013	2012
Cash Flows provided by Operating Activities:
Net income / (loss)	$3,238	$(57,346)	$5,969
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation (Notes 4 and 5)	10,309	11,070	12,476
Amortization of deferred financing costs (Note 12)	196	197	197
Amortization of deferred revenue (Note 8)	(221)	(107)	(112)
Amortization of prepaid charter revenue (Note 6)	11,610	20,322	12,204
Impairment losses (Note 4)	-	42,323	-
Loss on vessels' sale (Note 4)	695	16,481	-
Compensation cost on restricted stock awards (Note 10)	341	371	900
Actuarial loss	(68)	-	-
(Increase) / Decrease in:
Accounts receivable, trade	(157)	(319)	(52)
Inventories	(343)	1,242	(1,374)
Prepaid expenses and other assets	(714)	(362)	(1,877)
Increase / (Decrease) in:
Accounts payable, trade and other	68	(933)	755
Due to related parties	600	(254)	339
Accrued liabilities	154	(619)	741
Deferred revenue	(310)	(406)	1,180
Other liabilities	89	80	-
Net Cash provided by Operating Activities	$25,487	$31,740	$31,346

Cash Flows used in Investing Activities:
Vessel acquisitions and other vessel costs (Note 4)	(60,379)	(107,864)	(107,960)
Proceeds from sale of vessels, net of expenses	8,784	33,665	-
Acquisition of time charter (Note 6)	-	(8,500)	(42,000)
Land acquisition (Note 5)	(871)	-	-
Property and equipment additions (Note 5)	(29)	(421)	-
Insurance settlements	859	1,457	-
Net Cash used in Investing Activities	$(51,636)	$(81,663)	$(149,960)

Cash Flows provided by Financing Activities:
Proceeds from long term debt from a related party (Note 3)	-	50,000	-
Proceeds from long term bank debt (Note 7)	-	6,000	92,700
Issuance of common stock, net of issuance costs (Note 10)	96,001	12,356	53,901
Cash dividends (Note 13)	(7,534)	(29,674)	(28,545)
Increase in restricted cash	-	(600)	(9,270)
Net Cash provided by Financing Activities	$88,467	$38,082	$108,786

Net increase/ (decrease) in cash and cash equivalents	$62,318	$(11,841)	$(9,828)
Cash and cash equivalents at beginning of period	$19,685	$31,526	$41,354
Cash and cash equivalents at end of period	$82,003	$19,685	$31,526

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$6,106	$3,783	$2,546

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
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

The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary. The Company is the sole owner of all outstanding shares of the following subsidiaries:

1.1  Subsidiaries incorporated in the Marshall Islands:

(a)  Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel "Sagitta", which was built and delivered in June 2010.

(b)  Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered in July 2010.

(c)  Lemongina Inc. ("Lemongina"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired in November 2012.

(d)  Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Madrid" (ex "Maersk Madrid", built in 1989), which was acquired in June 2011 and sold in April 2013 (Note 4).

(e)  Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Malacca" (ex "Maersk Malacca", built in 1990), which was acquired in June 2011 and sold in May 2013 (Note 4).

(f)  Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Merlion" (ex "Maersk Merlion", built in 1990), which was acquired in June 2011 and sold in May 2013 (Note 4).

(g)  Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Sardonyx" (ex "Apl Sardonyx", built in 1995), which was acquired in February 2012 and sold in February 2014 (Note 4).

(h)  Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Spinel" (ex "Apl Spinel", built in 1996), which was acquired in March 2012 and sold in December 2013 (Note 4).

(i)  Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap Domingo" (ex "Cap San Marco", built in 2001), which was acquired in February 2012.

(j)  Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap Doukato" (ex "Cap San Raphael", built in 2002), which was acquired in February 2012.

(k)  Nauru Shipping Company Inc. ("Nauru"), owner of the Marshall Islands flag, 4,024 TEU capacity container vessel, "Hanjin Malta" (built in 1993), which was acquired in March 2013 (Note 4).

(l)  Eluk Shipping Company Inc. ("Eluk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Puelo" (built in 2006), which was acquired in August 2013 (Note 4).

(m)  Oruk Shipping Company Inc. ("Oruk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Pucon" (built in 2006), which was acquired in September 2013 (Note 4).

(n)  Jabor Shipping Company Inc. ("Jabor"), owner of the Marshall Islands flag, 5,576 TEU capacity container vessel, "YM Great" (built in 2004), which was acquired in October 2014 (Note 4).

(o)  Delap Shipping Company Inc. ("Delap)", owner of the Marshall Islands flag, 5,576 TEU capacity container vessel, "YM March" (built in 2004), which was acquired in September 2014 (Note 4).

(p)  Dud Shipping Company Inc. ("Dud"), owner of the Marshall Islands flag, 5,042 TEU capacity container vessel, "Santa Pamina" (built in 2005), which was acquired in November 2014 (Note 4).

(q)  Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. The management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions. Similar fees for 2012 and the period from January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A. (Note 3).

1.2  Subsidiaries incorporated in the United States of America:

(a)  Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

During 2014, 2013 and 2012, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2014	2013	2012
A	-	16%	46%
B	25%	23%	22%
C	31%	-	-
D	-	-	22%
E	17%	38%	-
F	14%	10%	-

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements

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

(g)  Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2014 and 2013.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(j)  Property and Equipment: The Company acquired in December 2014 a plot of land, described in Note 5. Land is presented at its fair value on the date of acquisition and it is not subject to depreciation, but it qualifies to be reviewed for impairment. Equipment consists of office furniture and equipment and computer software and hardware. The useful life of the office furniture and equipment is 5 years and the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(k)  Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(l)  Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for all vessels in the fleet. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

(m)  Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the years ended December 31, 2014 and 2012 did not result in an indication of impairment, while in 2013, the above mentioned review indicated for certain of the Company's vessels impairment charges (Note 4), which are separately reflected in the accompanying consolidated statements of operations.

(n)  Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(o)  Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time-charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments, in connection with the repositioning of a vessel by the charterer to the vessel owner, are recognized in the period earned. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(p)  Earnings / (Loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings / (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(q)  Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the container vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(r)  Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(s)  Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

(t)  Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(u)  Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period, with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(v)  Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2014 and 2013.

(w)  Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
•  Level 1: Quoted market prices in active markets for identical assets or liabilities;
•  Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•  Level 3: Unobservable inputs that are not corroborated by market data.

(x)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

Recent Accounting Pronouncements
a)  The FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards, or IFRS, and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

b)  In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3.	Transactions with Related Parties

a)  Diana Shipping Services S.A. ("DSS" ): DSS, a wholly owned subsidiary of Diana Shipping Inc., one of the  Company's major shareholders, was acting as the Company's Manager up to March 1, 2013 and provided  (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,300; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company paid a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and would also pay $20 per vessel per month for laid-up vessels.  On March 1, 2013, and in relation with the appointment of UOT to act as Manager (Note 1), the agreements with DSS were terminated.

For 2014, 2013 and 2012, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises Inc. under the Broker Services Agreement between DSS and Diana Enterprises Inc.:

	2014	2013	2012
Management fees, including capitalized fees	$-	$305	$1,641
Commissions	-	127	687
Administrative fees	-	20	120
Brokerage fees	-	217	1,300

Management fees for 2013 are separately presented in Management fees in the accompanying consolidated statements of operations. For 2012, part of the management fees, amounting to $1,551, is presented in Management fees in the accompanying consolidated statements of operations, whereas the amount of $90, represents the management fees capitalized. In addition, commissions are included in Voyage expenses, whereas administrative and brokerage fees are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2014 and 2013, there was no amount due from or due to DSS.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

b)  Diana Enterprises Inc. ("Diana Enterprises"): Following the termination agreement for brokerage services that were provided to the Company through DSS on March 1, 2013 (see (a) above), Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $121. The agreement had an initial term of thirteen months and was amended in March 2014 to extend the term up to March 31, 2015. According to the terms of the agreement, the fees are payable quarterly in advance. Effective July 1, 2014, the agreement between UOT and Diana Enterprises was terminated and replaced with a new one between DCI and Diana Enterprises. The new agreement includes similar terms to the former agreement.

For 2014, 2013 and 2012, total brokerage fees, including those charged by DSS until February 28, 2013 (see (a) above), amounted to $1,450, $1,425 and $1,300 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2014 and 2013, an amount of $0 and $16, respectively, was due to Diana Enterprises and is included in Due to related parties, current in the accompanying consolidated balance sheets.

c)  Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for 2014, 2013 and 2012, were $1,007, $971 and $0 respectively, and are included in Vessels and other vessels' costs, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying consolidated financial statements. As at December 31, 2014 and 2013, an amount of $79 and $68, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

d)  Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk, entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and bears interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount was drawn down under the loan agreement, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The loan matures on August 20, 2017. In 2014 and 2013, interest and back-end fee expense incurred under the loan agreement with DSI amounted to $3,247 and $1,195, respectively (Note 12), and is included in Interest and finance costs in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2014 and 2013  amounted to $57 and $86, respectively, and is included in Due to related parties, current, while accrued back-end fee as of December 31, 2014 and 2013  amounted to $867 and $233, respectively, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The weighted average interest rate of the loan during 2014 and 2013 was 5.15% and 5.17%, respectively.

4.	Vessels

In 2013, the Company, through its subsidiaries Nauru, Eluk and Oruk, acquired from unaffiliated third parties the vessels "Hanjin Malta", "Puelo" and "Pucon" respectively, for an aggregate purchase price of $116,000. At the time of acquisition of the "Hanjin Malta", the Company has recognized an asset of $8,500 relating to the time charter assumed (Note 6). During 2014, the Company, through its subsidiaries Delap, Jabor and Dud, acquired from unaffiliated third parties the vessels "YM March", "YM Great" and "Santa Pamina", respectively, for an aggregate purchase price of $60,300. An amount of $348 was deducted from the purchase price of the vessels, representing lumpsum compensations agreed with the sellers. As at December 31, 2014 and 2013, additional capitalized costs amounted to $427 and $364, respectively.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In 2013, the Company, after taking into account factors as the vessels' age and employment prospects under the current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including that certain vessels would be sold immediately after the expiration of their existing charter parties. This assessment concluded that the carrying values of certain vessels in the fleet were not recoverable and accordingly, the Company has recognized in 2013 an aggregate impairment loss of $42,323, which is separately reflected in the 2013 accompanying statement of operations. The fair values of the vessels were determined through Level 3 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. Between those vessels for which an impairment loss was recorded during 2013, the vessel "APL Sardonyx" was the only vessel that remained within the Company's fleet as at December 31, 2013, and was measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The fair value and impairment loss of the specific vessel are presented below:

Vessel	Fair Value Measurement	Vessel Impairment Loss
APL Sardonyx	9,500	9,697

During 2013, the Company, through its subsidiaries Ralik, Ebon, Mili and Micronesia, sold the vessels "Maersk Madrid", "Maersk Merlion", "Maersk Malacca"  and "APL Spinel" to unaffiliated third parties for demolition, for the aggregate sale price of $37,494, net of address commissions. During 2014, the Company, through its subsidiary Mejit, sold the vessel "APL Sardonyx" to an unaffiliated third party for demolition, for a sale price of $9,722, net of address commission. The aggregate loss from the sale of vessels in 2014 and 2013, including direct to sale expenses, amounted to $695 and $16,481, respectively, and is separately reflected in the accompanying statements of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$280,812	$(19,867)	$260,945
- Acquisitions and other vessels' costs	107,864	-	107,864
- Vessels' disposals	(62,245)	12,101	(50,144)
- Depreciation for the period	-	(10,970)	(10,970)
- Impairment charges	(42,323)	-	(42,323)
Balance, December 31, 2013	$284,108	$(18,736)	$265,372
- Acquisitions and other vessels' costs	$60,379	-	60,379
- Vessels' disposals	(11,409)	1,929	(9,480)
- Depreciation for the period	-	(10,177)	(10,177)
Balance, December 31, 2014	$333,078	$(26,984)	$306,094

As at December 31, 2014, certain of the Company's vessels, having a total carrying value of $201,228, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 7.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

5.	Property and Equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$-	$-	$-
- Additions in equipment	421	-	421
- Depreciation for the period	-	(100)	(100)
Balance, December 31, 2013	$421	$(100)	$321
- Land acquisition	871	-	871
- Additions in equipment	29	-	29
- Depreciation for the period	-	(132)	(132)
Balance, December 31, 2014	$1,321	$(232)	$1,089

In December 2014, UOT acquired, jointly with two other related parties, from unrelated individuals a plot of land in Athens, Greece, for an aggregate purchase price of Euro 2.0 million or $2,490, based on the exchange rate of US Dollar to Euro on the date of acquisition. The plot of land is under the common ownership of the joint purchasers. The Company paid one third of the purchase price, and the total cost for the acquisition of the plot, including additional capitalized costs, amounted to $871.

6.    Prepaid Charter Revenue

As at December 31, 2014 and 2013 the balance of the account is analyzed as follows:

Description	2014	2013
a) Deferred asset from varying charter rates	$-	$192
b) Prepaid charter revenue from time-charter attached	6,364	17,974
Total	$6,364	$18,166

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets as of December 31, 2014 and 2013 comprise (a) a deferred asset resulting from charter agreements with varying charter rates over their term, for which revenue was recognized on a straight-line basis at their average rates until the time charter agreements expiration, and (b) the unamortized balance of an asset associated with vessels acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements. As of December 31, 2014, the unamortized balance of the account relates to the vessels "APL Garnet" and "Hanjin Malta", with the earliest redelivery dates of the vessels to the owners as per the respective time charter agreements falling in August 2015 and March 2016, respectively.
The movement of the prepaid charter revenue from vessel acquisitions with time-charter attached as of December 31, 2014 and 2013 was as follows:

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	Gross Amount	Accumulated Amortization	Net Amount

Balance, December 31, 2012	$42,000	$(12,204)	$	$ 29,796
Additions	8,500	-		8,500
Amortization for the period	-	(20,322)		(20,322)
Write-off of fully amortized assets	(8,000)	8,000		-
Balance, December 31, 2013	$42,500	$(24,526)	$	$ 17,974
Amortization for the period	-	(11,610)		(11,610)
Write-off of fully amortized assets	(9,000)	9,000		-
Balance, December 31, 2014	$33,500	$(27,136)	$	$ 6,364

The amortization to revenues for 2014, 2013 and 2012 is separately reflected in Prepaid charter revenue amortization in the accompanying consolidated statements of operations. The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

Period	Amount
Year 1	$5,669
Year 2	$695

7.	Long-Term Bank Debt, Current and Non-Current

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:
	2014 Total	Current	Non-current	2013 Total	Current	Non- current
Royal Bank of Scotland - Credit facility	$98,700	$6,000	$92,700	$98,700	$-	$98,700
less unamortized deferred financing costs	(402)	(196)	(206)	(598)	-	(598)
Total bank debt, net of unamortized deferred financing costs	$98,298	$5,804	$92,494	$98,102	$-	$98,102

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An amount of $92,700 and $6,000 was drawn down under the credit facility in 2012 and 2013, respectively, representing as at December 31, 2014, a total loan outstanding balance of $98,700. The Company paid up to October 31, 2013 commitment commissions of 0.99% per annum on the available commitment. As at December 31, 2014, the Company does not have any remaining borrowing capacity under the revolving credit facility.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the current age of the financed vessels, an amount of $6,000 is repayable in August 2015 and is included in Current portion of long-term bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets, and the remaining $92,700 is repayable at the end of the availability period in January 2017 and is included in Long-term bank debt, net of current portion and unamortized deferred financing costs in the accompanying consolidated balance sheets.

The credit facility provided up to June 1, 2013 (see below) for interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in certain shareholdings, management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs, minimum contracted employment and forward looking operating net cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility. As of December 31, 2014, the Company was in compliance with all covenants relating to the loan facility, except for the minimum required security cover (hull cover ratio), the breach of which indicated that, to rectify the shortfall, the Company would have to repay to the Royal Bank of Scotland plc an amount of $4,236, or provide additional security. However, the lenders waived their right to request prepayment or provision of additional security and agreed to reassess the compliance with the covenant not earlier than March 31, 2015.

In 2013 and 2014, the Company entered into various supplemental agreements with the Royal Bank of Scotland plc. The amendments mainly provided for an increased margin of 3.10% per annum, effective June 1, 2013, for security interest on the minimum cash held by the borrower in favour of the lenders and for changes in the definitions of certain financial covenants. In addition, the Company was required to provide additional vessels as collateral to secure the facility and was restricted from providing any security interest over the Company's assets in favour of DSI. During 2014, the Company obtained lenders' consent for the private equity placement discussed in Note 10.

The weighted average interest rate of the loan during 2014 and 2013 was 3.28% and 3.16%, respectively. During 2014, 2013 and 2012, total interest incurred on long-term bank debt, amounted to $3,282, $3,029 and $2,652, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 12). Commitment fees incurred during 2014, 2013 and 2012 amounted to nil, $53 and $150, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations.

8.	Deferred Revenue, Current and Non-Current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2014 and 2013 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For 2014, 2013 and 2012, amortization of the deferred revenue from free lubricants amounted to $221, $107 and $112, respectively.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	2014	2013
Hires collected in advance	$441	$751
Deferred revenue from lubricants	50	271
Total	$491	$1,022
Less current portion	$(491)	$(972)
Non-current portion	$-	$50

9.	Commitments and Contingencies

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

(b)  As at December 31, 2014, all vessels were operating under time charter agreements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2014, non-cancelable time charter contracts until their expiration, are estimated at $36,890 until December 31, 2015 and $3,242 until December 31, 2016.

10.     Changes in Capital Accounts

(a)  Compensation cost on restricted common stock: In 2010 the Company adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended in 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2014, 1,764,092 common shares remain available to be issued.  The plan is administered by our compensation committee, or such other committee of the Company's Board of Directors as may be designated by the Board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In 2014, the Company's Board of Directors approved the grant of restricted common stock to the executive management pursuant to the Company's 2010 equity incentive plan as amended in 2012, and in accordance with terms and conditions of restricted shares award agreements signed by the grantees. The restricted shares are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods.

During 2014, 2013 and 2012, compensation cost on restricted stock amounted to $341, $371 and $900, respectively, and is included in General and administrative expenses. At December 31, 2014 and 2013, the total unrecognized compensation cost relating to restricted share awards was $1,049 and $45, respectively. At December 31, 2014, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.35 years. During 2014, 2013 and 2012, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2011	146,662	$12.95
Granted	-	-
Vested	(66,664)	13.50
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Outstanding at December 31, 2013	13,334	$7.50
Granted	361,442	3.72
Vested	(13,334)	7.50
Outstanding at December 31, 2014	361,442	$3.72

(b)  ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. In 2013, an aggregate of 2,859,603 shares of the Company's common stock have been issued, and the net proceeds received during the year, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $12,356. In 2014, a number of 1,092,596 of additional shares were issued and the net proceeds received during the period, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $4,652. On July 28, 2014, the Company announced the suspension of the offer and sale of its common shares under the existing at-the-market offering until there is a significant improvement in the containership market.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c)  Private Equity Placement: On July 28, 2014, the Company entered into an agreement to sell 36,653,386 shares of its common stock in a private placement at a purchase price of $2.51 per share. In the transaction, DSI purchased $40,000 of common shares, two unaffiliated institutional investors together purchased $40,000 of common shares and the Company's CEO and Chairman, a member of his family and other members of the senior management, together purchased $12,000 of common shares. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial advisor regarding the financial fairness to the Company of the aggregate purchase price to be received by the Company. Pursuant to the Securities Purchase Agreement, the Company agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, it will not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, the Company's board of directors may amend this dividend policy to resume the payment of dividends. In connection with this transaction, the Company and its respective counter parties entered into amendments to the brokerage services agreement with DEI, the loan agreement with DSI, both discussed in Note 3, the facility agreement with RBS discussed in Note 7 and the Stockholders Rights Agreement, discussed under (d) below. The transaction closed on July 29, 2014 and the net proceeds received, after deducting offering expenses payable by the Company, amounted to $91,349.

(d)  Stockholders Rights Agreement: In 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2014 and 2013, no Rights were exercised.

11.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2014	2013	2012
Voyage Expenses
Port charges	$-	$30	$33
Bunkers	5	50	43
Commissions	327	625	1,328
Total	$332	$705	$1,404

Vessel Operating Expenses
Crew wages and related costs	$14,415	$16,944	$14,460
Insurance	1,772	1,891	1,392
Spares and consumable stores	6,075	8,071	8,216
Repairs and maintenance	3,359	3,277	4,403
Tonnage taxes (Note 14)	526	356	136
Environmental costs	201	-	-
Other operating expenses	211	331	362
Total	$26,559	$30,870	$28,969

A part of the commissions was charged by DSS under the Vessel Management Agreements up to February 28, 2013 (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

12.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2014	2013	2012
Interest expense on bank debt (Note 7)	$3,282	$3,029	$2,652
Interest expense and other fees on related party debt (Note 3)	3,247	1,195	-
Amortization of deferred financing costs	196	197	197
Commitment fees and other	21	133	217
Total	$6,746	$4,554	$3,066

13.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 361,442 as at December 31, 2014, and 13,334 as at December 31, 2013 (Note 10), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the 2014, 2013 and 2012 amounted to $7,534, $29,674 and $28,545, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260.  For 2014, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provision of ASC 260, was anti-dilutive. For 2013, and on the basis that the Company incurred losses, the effect of the incremental shares would have been anti-dilutive and therefore basic and diluted losses per share are the same amount. For 2012, the effect of the incremental shares assumed issued, was also anti-dilutive.

	2014		2013		2012
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss)	$3,238	$3,238	$(57,346)	$(57,346)	$5,969	$5,969
Less distributed earnings allocated to restricted shares	(50)	(50)	-	-	(104)	(104)
Net income / (loss) available to common stockholders	3,188	3,188	(57,346)	(57,346)	5,865	5,865

Weighted average number of common shares, basic	51,645,071	51,645,071	33,159,328	33,159,328	26,934,533	26,934,533
Effect of dilutive restricted shares	-	-	-	-	-	-
Weighted average number of common shares, diluted	51,645,071	51,645,071	33,159,328	33,159,328	26,934,533	26,934,533

Earnings / (loss) per common share, basic and diluted	$0.06	$0.06	$(1.73)	$(1.73)	$0.22	$0.22

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

14.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 11).

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
The Marshall Islands, the jurisdiction where DCI and each of its vessel-owning subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
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
15.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2014.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

16.      Subsequent Events

(a)  Equity Incentive Plan: On February 24, 2015 the Company's Board of Directors approved an award of 731,590 of restricted common stock to the executive management, pursuant to the Company's 2010 equity incentive plan, as amended in 2012. The fair value of the restricted shares based on the closing price on the date of granting was about $1,675 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years. The Board of Directors also approved an aggregate cash bonus of about $285 to the employees and non-executive directors of the Company, which has been accrued for as of December 31, 2014 in the accompanying consolidated financial statements.

(b)  Declaration of Dividends:  On February 27, 2015 the Company declared dividends amounting to $0.0025 per share, which will be paid on March 26, 2015 to stockholders of record as of March 11, 2015.

(c)  Vessels' Acquisition:  On March 19, 2015, the Company, through its newly established subsidiaries Mago Shipping Company Inc. and Kapa Shipping Company Inc., entered into two memoranda of agreement with unrelated individuals, to acquire the container vessels "YM New Jersey" and "YM Los Angeles", respectively, for the purchase price of $21,500 each. On March 20, 2015, the Company paid $4,300 for each vessel, representing a 20% advance payment, while the balance of the purchase price will be paid upon vessels' delivery. The vessels' are expected to be delivered to the Company by the end of April 2015 and are chartered to Yang Ming (UK) Ltd. through approximately the end of 2016. The closing of the transaction is subject to the signing of a novation agreement to the time charter contract of each vessel.