Form 20-F
period 2015-12-31
Diana Containerships Inc.
filed 2016-03-21
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to____________

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Mr. Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-216-600-2400, Fax: + 30-216-600-2599 E-mail: izafirakis@dcontainerships.com
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

As of December 31, 2015, there were 73,890,581 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

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
[X] Yes	[_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17 [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[_] Yes	[_] No

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
In addition to these important factors and matters discussed elsewhere herein,  including under the heading "Item 3.D—Risk Factors," important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
We caution readers of this annual report not to place undue reliance on any forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements.

PART I

Item 1.                          Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                          Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                          Key Information

A.               Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the years ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Time charter revenues	$70,746	$65,678	$74,337	$68,835		$26,992
Prepaid charter revenue amortization	(8,566)	(11,610)	(20,322)	(12,204)		-
Time charter revenues, net	62,180	54,068	54,015	56,631		26,992
Voyage expenses	2,619	332	705	1,404		731
Vessel operating expenses	35,847	26,559	30,870	28,969		11,134
Depreciation and amortization of deferred charges	13,140	10,309	11,070	12,476		5,937
Management fees	-	-	305	1,551		650
General and administrative expenses	6,194	6,306	5,059	3,468		3,442
Impairment losses	6,607	-	42,323	-		-
Loss on vessels' sale	8,300	695	16,481	-		-
Foreign currency losses / (gains)	(55)	17	66	(194)		18

Operating income / (loss)	(10,472)	9,850	(52,864)	8,957		5,080
Interest and finance costs	(7,166)	(6,746)	(4,554)	(3,066)		(1,604)
Interest income	107	134	72	78		154

Net income / (loss)	$(17,531)	$3,238	$(57,346)	$5,969	$	$ 3,630

Earnings / (loss) per common share, basic and diluted	$(0.24)	$0.06	$(1.73)	$0.22	$	$ 0.23
Dividends declared and paid, per share	$0.01	$0.21	$0.90	$1.00		$0.18
Weighted average number of common shares, basic	72,876,441	51,645,071	33,159,328	26,934,533		15,536,028
Weighted average number of common shares, diluted	72,876,441	51,645,071	33,159,328	26,934,533		15,543,916

	As of and for the years ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$29,388	$82,003	$19,685	$31,526	$41,354
Total current assets	34,914	86,446	22,980	36,912	43,559
Vessels' net book value	384,549	306,094	265,372	260,945	158,827
Property and equipment, net	987	1,089	321	-	-
Restricted cash	9,000	9,870	9,870	9,270	-
Total assets	435,723	409,263	316,709	337,045	210,011
Total current liabilities	24,697	9,290	3,779	6,110	3,114
Long-term bank debt (net of unamortized deferred financing costs)	142,678	98,298	98,102	91,906	-
Related party financing	48,950	50,867	50,233	-	-
Common stock	739	731	350	322	231
Total stockholders' equity	$239,174	$256,443	$164,465	$238,758	$206,533

Cash Flow Data:
Net cash provided by operating activities	$17,445	$25,487	$31,740	$31,346	$12,504
Net cash used in investing activities	(111,751)	(51,636)	(81,663)	(149,960)	(79,321)
Net cash provided by financing activities	41,691	88,467	38,082	108,786	97,073

Fleet Data:
Average number of vessels (1)	12.6	8.8	9.6	8.6	3.6
Number of vessels at end of period	14.0	11.0	9.0	10.0	5.0
Ownership days (2)	4,600	3,198	3,516	3,156	1,320
Available days (3)	4,515	3,198	3,516	3,156	1,320
Operating days (4)	4,155	3,189	3,442	3,150	1,311
Fleet utilization (5)	92.0%	99.7%	97.9%	99.8%	99.3%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$13,192	$16,803	$15,162	$17,499	$19,895
Daily vessel operating expenses (7)	7,793	8,305	8,780	9,179	8,435

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	For the years ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$62,180	$54,068	$54,015	$56,631	$26,992
Less: voyage expenses	(2,619)	(332)	(705)	(1,404)	(731)

Time charter equivalent revenues	$59,561	$53,736	$53,310	$55,227	$26,261

Available days	4,515	3,198	3,516	3,156	1,320
Time charter equivalent (TCE) rate	$13,192	$16,803	$15,162	$17,499	$19,895

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

B.              Capitalization and Indebtedness

Not Applicable.

C.              Reasons for the Offer and Use of Proceeds

Not Applicable.

D.              Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition or operating results or the trading price of our common stock.

Industry Specific Risk Factors
The containership sector is cyclical and volatile, with charter hire rates and profitability at reduced levels, and the continued global economic downturn has resulted in decreased demand for container shipping.
Our growth generally depends on continued growth in world and regional demand for containership services, and the global economic slowdown that commenced in 2008 and from which the global economy has not fully recovered resulted in decreased demand for containerships and a related decrease in charter rates that have not fully recovered.
The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates subsequently improved and stabilized somewhat, although rates declined in 2015 and may remain below their long-term averages and decline further. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, most of which are scheduled to expire in 2016, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.
The factors that influence demand for containership capacity include:
•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	weather; and
•	cost of bunkers.
The factors that influence the supply of containership capacity include:
•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of older containerships;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;
•	the number of containerships that are out of service;
•	port congestion and canal closures; and
•	demand for fleet renewal.
Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. For instance, we have vessels whose charter expire in 2016, for which the current one-year time charter rate is significantly less than the charter rate payable under the charters we currently have in place. When our containerships' charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.
Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships.  Freight rates remained below their historical averages throughout 2014 and 2015, which has adversely affected their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, have reduced demand for containership charters compared to historical averages. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.
We are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.
Most of our vessels are currently employed on time charter, to an aggregate of 6 different charterers.  Should charter rates for containerships improve, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows and our ability to pay dividends to our shareholders.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably or at all.
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
The reduction in charter rates may cause certain vessel owners or operators, including us, to elect to "lay up" one or more of its vessels for an extended period of time.  The lay up of a vessel significantly reduces the vessel's operating costs during the lay up period, but the owners will continue to incur certain expenses relating to maintenance, insurance and debt service costs, among others.  In addition, vessel owners will incur expenditures to re-commission a vessel and place it back into service, the amount of which cannot generally be determined at the time of lay up.  These expenditures may be extensive, and may delay the eventual re-activation of the vessel until such time as the owner determine that there is a sustainable rebound in charter rates, which may result in lost earnings during the early stages of a recovery.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. A weak state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed, and to the extent required, on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, or otherwise take advantage of business opportunities as they arise.
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
A decrease in the level of China's export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our charterers' business and have a material adverse impact on our business, results of operations and financial condition.
Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.
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

Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.
Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. For example, during 2015, impairment losses were recorded for one of our vessels, as our impairment test exercise indicated that its carrying value was not recoverable.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.
The containership sector is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on us.
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
While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Further, despite the low fuel prices in 2015 and the beginning of 2016, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
It is possible that changes to existing inspection procedures will be proposed or implemented. Any such changes may affect the containership sector and have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate our vessels profitably.
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

In addition, we are subject to the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in 2004. The BWM Convention requires vessels to install expensive ballast water treatment at the first MARPOL renewal survey after the convention becomes effective.  The BWM Convention will enter into force 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. The process to verify global tonnage figures to assess the BWM Convention's entry into force has completed.  As of February 2016, 47 states have ratified the BWM Convention, but their combined fleets comprise 34.35% of the gross tonnage of the world's merchant fleet, just under the 35% required for entry into force.
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

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs or delays, which may adversely affect our business and financial condition.
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
Continuing conflicts and recent developments in the Middle East, including Syria, and North Africa, including Libya and Egypt, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2015, and we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA.
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
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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
Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.
In addition, in some jurisdictions, such as South Africa, under the "sister-ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister-ship" liability against one vessel in our fleet for claims relating to another of our ships.
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

Company Specific Risk Factors
The market values of our vessels are highly volatile and have decreased and may continue to decrease in the future, which could limit the amount of funds that we can borrow under our loan facilities.
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
The market values of our vessels may remain low or decrease, which could cause us to breach covenants in our loan agreements and adversely affect our operating results.
We believe that the market value of the mortgaged vessels in our fleet is in excess of amounts required under our current loan facility with RBS. However, if the market values of our vessels, which are at relatively low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.
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
In 2015, 2014 and 2013 we made dividend payments in the aggregate amount of $0.01, $0.21 and $0.90 per share, respectively, and have declared a dividend of $0.0025 per share on March 1, 2016, with respect to the fourth quarter of 2015. We currently intend to declare a variable quarterly dividend each February, May, August and November equal to available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.
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
Currently, we have secured time charters for our operating vessels with minimum remaining durations up to 7 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
Diana Shipping currently owns approximately 25.7% of our outstanding common stock and our executive officers and non-executive directors collectively own approximately 12.8% of our outstanding common stock. In addition, 12 West Capital Management LP beneficially owns approximately 25.8% of our outstanding common stock. Accordingly, certain of our existing shareholders have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as certain of our existing shareholders continue to own a significant amount of our equity, even though the amount held by each such shareholder represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.
Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.
Diana Shipping currently owns approximately 25.7% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.
The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Shipping and/or its affiliates.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman of the Board, President, Chief Operating Officer and Chief Financial Officer also serve as executive officers and/or directors of Diana Shipping. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership sector, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB") inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
Restrictive covenants in our credit facilities may impose financial and other restrictions on us.
We entered into a $148.0 million secured loan facility with the Royal Bank of Scotland plc, or RBS, in September 2015 in order to refinance part of the acquisition costs of certain of our vessels and to partially finance the acquisition of two new vessels, after we repaid the $98.7 million credit facility we had with the same bank. In addition, in May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of our major shareholders, to be used to fund vessels acquisitions and for general corporate purposes. This loan agreement was amended in September 2015. As of December 31, 2015, we had $193.5 million of principal debt outstanding under our loan facilities. As of December 31, 2015 and the date hereof we did not have any remaining borrowing capacity under our loan agreements.
Our loan facilities impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:
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
 Our success depends to a significant extent upon the abilities and efforts of our management team, our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos; and our Chief Operating Officer and Secretary, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.
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
Under our vessel management agreements with UOT, our Manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels' fair market value. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

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
We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.
We generate all of our revenues in U.S. dollars and incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.
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
We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2015 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.
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
If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See Item 10.E "Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.
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

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
The Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.
As a result of the ongoing economic slump in Greece and the capital controls imposed by the government in June 2015, our fleet manager, UOT, which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece's political and economic stability and may lead it to exit the eurozone, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.
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
On January 14, 2016, we received written notification from The NASDAQ Stock Market LLC indicating that because the closing bid price of our common stock for the 30 consecutive business days following the notice was below US$1.00 per share, we no longer meet the minimum bid price requirement for The Nasdaq Global Select Market set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to The Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 calendar days, or until July 12, 2016.
The notification letter has no effect at this time on the listing of our common stock, which continues to trade on The Nasdaq Global Select Market.  In February of 2016 our shareholders approved a reverse stock split, to be implemented at the discretion of the Board.   We intend to monitor the closing bid price of our common stock until July 12, 2016, and if necessary intend to complete a reverse stock split in order to regain compliance with the minimum bid price requirement. If we do effect a reverse stock split, the liquidity of our common shares may be adversely affected given the reduced number of shares that will be outstanding following the reverse stock split.  In the event we do not regain compliance within the 180-day grace period and we meet all other listing standards and requirements, we may be eligible for an additional 180-day grace period if we transfer to The Nasdaq Capital Market.

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
On September 10, 2015, we entered into an agreement for a loan facility of $148.0 million with RBS, and on May 20, 2013 we entered into an unsecured loan agreement of $50 million with Diana Shipping, which was amended on September 9, 2015. In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Any preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stocks or lenders with respect to our credit facilities and other borrowings.
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
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Future sales of our common stock could cause the market price of our common stock to decline.
As of December 31, 2015, we had 73,890,581 shares of common stock outstanding.  The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that will entitle it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.
As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth as market conditional warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.
As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part with equity financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500 million common shares and 25 million preferred shares, each with a par value of $0.01 per share. Therefore, subject to the rules of The Nasdaq Global Select Market that are applicable to us, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.
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
We are incorporated in the Republic of the Marshall Islands. Substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.
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

Item 4.                          Information on the Company
A.              History and Development of the Company
Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company's vessels is owned by a separate wholly-owned subsidiary. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Container Carriers (USA) LLC, established in July 2014, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
Business Development and Capital Expenditures and Divestitures
In December 2011, we entered into an agreement for a revolving credit facility of up to $100 million with the Royal Bank of Scotland plc. The credit facility had a term of five years and bore, up to June 1, 2013, interest at the rate of 2.75% per annum over LIBOR. We also paid a commitment fee of 0.99% per annum on the undrawn amount of the facility until October 31, 2013. In 2012 and 2013, we drew down an aggregate amount of $98.7 million. During 2013 and 2014, we entered into various supplemental agreements with the lenders under the facility, which provided for an increased margin of 3.10% per annum over LIBOR, effective June 1, 2013, and certain other amendments of the terms of the initial facility agreement. The loan was repaid in full in September 2015, when we entered into a new loan agreement with Royal Bank of Scotland plc. for up to $148.0 million, discussed below.
In February 2013, we entered into a Memorandum of Agreement with Hanjin Shipping Co., Ltd., Seoul, for the purchase of a 1993-built Panamax container vessel of approximately 4,024 TEU capacity, the m/v Hanjin Malta, for a purchase price of $22 million. The vessel was delivered to us from the sellers in March 2013.
Effective March 1, 2013, Unitized Ocean Transport Limited, which we refer to as the "Manager" or "UOT", our wholly-owned subsidiary, provides us and the vessels we own with management and administrative services. Pursuant to our management agreements with UOT, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a fixed management fee of $15,000 per vessel per month for employed vessels and $7,500 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative services agreement, UOT receives a fixed monthly fee of $10,000. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Until February 28, 2013, similar fees were payable to Diana Shipping Services S.A, or DSS, a wholly-owned subsidiary of Diana Shipping. On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement, the Broker Services Agreement that DSS had entered into with Diana Enterprises Inc. on our behalf, and the Vessel Management Agreements with DSS were terminated.
Following the termination agreement for brokerage services that were provided to us through DSS on March 1, 2013, Diana Enterprises entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had a term of thirteen months and the fees were payable quarterly in advance, effective April 1, 2013. In March 2014, the Broker Services Agreement between UOT and Diana Enterprises Inc. was terminated and replaced with a new agreement with retroactive effect from January 1, 2014 and ending on March 31, 2015.  Effective July 1, 2014, the agreement between UOT and Diana Enterprises Inc. was terminated and replaced with a new agreement between Diana Containerships Inc. and Diana Enterprises Inc., on substantially similar fees and payment terms. Finally, upon expiration of the agreement, it was further renewed until March 31, 2016, for a fixed monthly fee of $121,000.

In April, May and December 2013, we sold the m/v Maersk Madrid, m/v Maersk Merlion, m/v Maersk Malacca and m/v Apl Spinel to unrelated parties for demolition, for the aggregate sale price of $37.5 million, net of address commissions. In May, June and December 2013, the vessels were delivered to their new owners.
In May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping, to be used to fund vessel acquisitions and for general corporate purposes. The loan had an initial term of four years and bore, until its amendment discussed below, interest at the rate of 5.0% per annum over LIBOR and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount of $50.0 million was drawn down.
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
In July 2014, we entered into an agreement to sell 36,653,386 shares of our common stock in a private placement (the "Private Placement") to a group of investors including Diana Shipping, unaffiliated institutional investors, and our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, and a member of his family, along with other members of the Company's senior management, at a purchase price of $2.51 per share. In the transaction, Diana Shipping purchased common shares of value $40.0 million, two institutional investors not affiliated with us whose manager is based in the United States together purchased common shares of value $40.0 million, and Mr. Palios and a member of his family, along with other members of the Company's senior management, purchased common shares of an aggregate value $12.0 million.  The transaction closed on July 29, 2014. In connection with the Private Placement, we entered with our respective counterparties, into amendments to the brokerage services agreement with Diana Enterprises Inc., the loan agreement with Diana Shipping Inc., the facility agreement with the Royal Bank of Scotland plc and the Stockholders Rights Agreement.  The net proceeds received from the transaction, after deducting offering expenses payable by us, amounted to $91.3 million.  The purchasers received customary registration rights with respect to the shares purchased in the Private Placement.  The transaction was approved by an independent committee of our Board of Directors, which obtained a fairness opinion from Houlihan Lokey Financial Advisors, Inc. regarding the financial fairness to us of the aggregate purchase price to be received by us in the transaction.  For more information on the Private Placement, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
In August 2014, we signed, through two separate wholly-owned subsidiaries, two Memoranda of Agreement to purchase from an unrelated party two 2004-built Post-Panamax container vessels of approximately 5,576 TEU capacity each, the m/v YM March and the m/v YM Great, for a purchase price of $22.175 million each. The vessels were delivered to us in September and October 2014, respectively.
In November 2014, we signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to purchase from an unrelated party a 2005-built Panamax container vessel of approximately 5,042 TEU capacity, the m/v Santa Pamina, for a purchase price of $15.95 million. The vessel was delivered to us in November 2014.

In December 2014, we acquired, jointly with two other related parties, from unrelated individuals, a plot of land, in Athens, Greece, for an aggregate price of Euro 2.0 million or $2.5 million, based on the exchange rate of U.S. Dollar to Euro on the date of acquisition. The plot of land is under the common ownership of the joint purchasers. We paid one third of the purchase price, and the total cost for the acquisition of the plot, including additional capitalized costs, amounted to $0.9 million.
In March 2015, we entered, through two separate wholly-owned subsidiaries, into two Memoranda of Agreement with unrelated parties, to acquire the 2006-built Panamax container vessels of approximately 4,923 TEU capacity, the m/v YM New Jersey and the m/v YM Los Angeles, for the purchase price of $21.5 million each. The vessels were delivered to us in April 2015.
In July 2015, we entered, through two separate wholly-owned subsidiaries, into two Memoranda of Agreement with unrelated parties, to acquire two Post-Panamax container vessels of approximately 6,494 TEU capacity, the 2009-built m/v Hamburg and the 2008-built m/v Rotterdam, for the purchase price of $38.5 million and $37.5 million, respectively. Both vessels were delivered to us from September to November 2015.
In September 2015, we sold the m/v Garnet (ex Apl Garnet), to unrelated parties for demolition, for the sale price of $7.6 million, net of address commission. The vessel was delivered to her new owners in the same month.
In September 2015, we, through nine separate wholly-owned subsidiaries, entered into a loan agreement with RBS of up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the existing facility agreement, and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam (discussed above). The new loan facility has a term of six years, is repayable in quarterly installments and a balloon payment payable together with the last installment, and bears interest at the rate of 2.75% per annum over LIBOR. Until December 31, 2015, we drew down in full the $148.0 million. In connection with this loan, we paid arrangement and structuring fees amounting to $1.9 million and a commitment fee of 1.375% per annum on the undrawn amount of the loan until the drawdown dates.
In September 2015, and in relation with the RBS refinance discussed above, the loan agreement with Diana Shipping was amended. The loan agreement is extended until March 2022, provides for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bears interest at LIBOR plus margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee would be charged thereafter. Furthermore, we agreed that we will pay at the final maturity date a flat fee of $0.2 million.
In February 2016, we entered, through a wholly-owned subsidiary, into a memorandum of agreement to sell the m/v Hanjin Malta to an unrelated party for demolition, for a sale price of $5.0 million before commissions. The vessel was delivered to her new owners on March 9, 2016.
B.              Business Overview
We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.
As of the date of this annual report, our fleet consists of seven panamax and six post-panamax containerships with a combined carrying capacity of 66,440 TEU and a weighted average age of 9.7 years. As at December 31, 2015, our fleet consisted of eight panamax and six post-panamax containerships with a combined carrying capacity of 70,464 TEU and a weighted average age of 10.3 years. As at December 31, 2014, our fleet consisted of seven panamax and four post-panamax containerships with a combined carrying capacity of 52,359 TEU and a weighted average age of 11.2 years. As at December 31, 2013, our fleet consisted of seven panamax and two post-panamax containerships with a combined carrying capacity of 40,894 TEU and a weighted average age of 11.5 years.
During 2015, 2014 and 2013, we had fleet utilization of 92.0%, 99.7%, and 97.9%, respectively, our vessels achieved a daily time charter equivalent rate of $13,192, $16,803, and $15,162, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $62.2 million, $54.1 million and $54.0 million, respectively.
Set forth below is summary information concerning our fleet as at March 18, 2016.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU

8 Panamax Container Vessels

SAGITTA	A	$6,600	5.00%	Maersk Line A/S	30/Nov/15	11/Jan/16	1
2010 3,426		$5,850	3.50%	CMA CGM	27/Jan/16	27-May-16 - 27-Jan-17
CENTAURUS	A	$10,875	5.00%	Maersk Line A/S	2/Oct/15	2-Sep-16 - 2-Apr-17	2
2010 3,426
YM LOS ANGELES	B	$21,000	US$350	Yang Ming (UK) Ltd.	9/Apr/15	19-Oct-16 - 19-Feb-17	3,4
2006 4,923			per day
YM NEW JERSEY	B	$21,000	US$350	Yang Ming (UK) Ltd.	22/Apr/15	24-Sep-16 - 24-Jan-17	3,5
2006 4,923			per day
PAMINA		$15,325	4.00%	Zim Integrated Shipping	21/May/15	21/Mar/16	6
(ex Santa Pamina)				Services Ltd
2005 5,042
DOMINGO	C	$6,750	3.75%	Rudolf A. Oetker KG	24/Dec/15	12/Feb/16	7,8,9
(ex Cap Domingo)
2001 3,739
CAP DOUKATO	C	$9,900	3.75%		23/Dec/14	23/Jan/16	7,10
(ex Cap San Raphael)				Rudolf A. Oetker KG
2002 3,739		$6,250	3.75%		23/Jan/16	23-Apr-16 - 23-Jan-17
HANJIN MALTA		$25,550	US$150	Hanjin Shipping Co. Ltd.	15/Mar/13	19/Feb/16	3,11,12
1993 4,024			per day
6 Post - Panamax Container Vessels

PUELO	D	$27,900	US$150	CSAV Valparaiso	23/Aug/13	2/Aug/15	13,14,15
2006 6,541			per day
PUCON	D	$17,000	3.75%	Hapag-Lloyd AG	20/Aug/15	10-May-16 - 20-Jul-16	16,17,18
2006 6,541
MARCH	E	$6,200	5.00%		21/Dec/15	6/Jan/16	19
(ex YM March)				Maersk Line A/S
2004 5,576		$6,200	5.00%		6/Jan/16	26/Mar/16	6,20
GREAT	E	$14,750	5.00%		15/Aug/15	15/Feb/16	21
(ex YM Great)				Maersk Line A/S
2004 5,576		$6,000	5.00%		15/Feb/16	15-Apr-16 - 15-Feb-17
HAMBURG	F	$14,000	0%	MSC-Mediterranean	16/Nov/15	27/Jan/16	13
2009 6,494				Shipping Co. S.A., Geneva
ROTTERDAM	F	$6,000	5.00%	Maersk Line A/S	2/Feb/16	2-Apr-16 - 2-Feb-17
2008 6,494

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1 In November 2015, the Company agreed to extend as from November 30, 2015 the previous charter party with Maersk Line A/S for a period of up to minimum January 8, 2016 to maximum March 1, 2016 at a gross charter rate of US$6,600 per day.

2 In September 2015, the Company agreed to extend as from October 2, 2015 the previous charter party with Maersk Line A/S for a period of minimum 11 months to maximum 18 months at a gross charter rate of US$10,875 per day.

3 For financial reporting purposes, an asset is recognized upon the delivery of the vessel which represents the difference between the current fair market value of the charter and the net present value of future contractual cash flows. This asset is amortized over the period of the time charter agreement and is set off against the corresponding revenues during the same period.

4 The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on December 19, 2016 and must be declared six (6) months prior to this date.

5 The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on November 24, 2016 and must be declared six (6) months prior to this date.

6 Based on latest information.
7 Reederei Santa Containerschiffe GmbH & Co. KG has agreed to novate the time charter contract to Rudolf A. Oetker KG.
8 In November 2015, the Company agreed to extend as from December 24, 2015 the previous charter party with Rudolf A. Oetker KG for a period of up to minimum February 10, 2016 to maximum March 25, 2016 at a gross charter rate of US$6,750 per day.

9 Currently without an active charterparty. Vessel on scheduled drydocking.
10 In January 2016, the Company agreed to extend as from January 23, 2016 the previous charter party with Rudolf A. Oetker KG for a period of minimum 3 months to maximum 12 months at a gross charter rate of US$6,250 per day.

11 Charterers have agreed to compensate the owners for the early redelivery of the vessel till the minimum agreed redelivery date, March 31, 2016.
12 Vessel sold and delivered to her new owners on March 9, 2016.
13 Currently without an active charterparty.
14 The charterers paid the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the period between August 2, 2015 and up to February 23, 2016.
15 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from February 1, 2015, charterers have changed to Hapag-Lloyd AG.

16 The charterers paid the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the period between August 20, 2015 and up to March 20, 2016.
17 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from April 28, 2015, charterers have changed to Hapag-Lloyd AG.

18 In July 2015, the Company agreed to extend as from August 20, 2015 (00:01) the previous charter party with Hapag-Lloyd AG for a period of up to minimum May 10, 2016 to maximum July 20, 2016 at a gross charter rate of US$17,000 per day.

19 Charterers will pay US$1 per day for the first 5 days of the charter period.
20 In December 2015, the Company agreed to extend as from January 6, 2016 the previous charter party with Maersk Line A/S for a period of minimum 2 months to maximum 10 months at a gross charter rate of US$6,200 per day.

21 In January 2016, the Company agreed to extend as from February 15, 2016 the previous charter party with Maersk Line A/S for a period of minimum 2 months to maximum 12 months at a gross charter rate of US$6,000 per day.

Our Management Team

Our management team is responsible for the strategic management of our company, including the development of our business plan. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels. Our management team is led by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, who founded the predecessors of Diana Shipping and DSS in 1972. Mr. Palios has served as the Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since 2005 and as a director since 1999. Mr. Anastasios Margaronis, our President and a director, also serves as President and as a director of Diana Shipping Inc. and has been employed by the Diana Shipping group of companies since 1979. Mr. Ioannis Zafirakis, our Chief Operating Officer, Secretary and a director, also serves as Chief Operating Officer and Secretary and a director of Diana Shipping Inc. and has been employed by the Diana Shipping group of companies since 1997. Mr. Andreas Michalopoulos, our Chief Financial Officer and Treasurer, has held these same offices with Diana Shipping Inc. since 2006.

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

Potential Conflicts of Interest

Our management team is comprised of four executive officers who are also executive officers of Diana Shipping.  Three of our executive officers serve on our board of directors as well as the board of directors of Diana Shipping.  Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the dry bulk carrier sector, which limits our ability to expand our operations.

Management of Our Fleet

The business of Diana Containerships Inc. is the ownership of containerships.  Diana Containerships Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as providing administrative services relating to the fleet's operations, are carried out since March 1, 2013, by UOT, our fleet manager. In exchange for providing us with commercial and technical services, we pay our Manager a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Until March 1, 2013, DSS provided us with commercial, technical, accounting, administrative, financial reporting and other services, pursuant to an Administrative Services Agreement and Vessel Management Agreements. In addition, pursuant to a Broker Services Agreement, DSS had appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, as broker to assist it in providing services to us. Please see "Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions" for a detailed description of these agreements. On March 1, 2013, and in relation with the appointment of UOT to act as our new Manager, the Administrative Services Agreement, the Broker Services Agreement that DSS had entered into with Diana Enterprises Inc. on our behalf, and the Vessel Management Agreements with DSS, were terminated.

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million and a period of probation of three years and six months as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of one of Diana Shipping Inc.'s vessels.  This conviction and fine payable by DSS did not result in the payment of any additional fees or expenses to us prior to the time that UOT replaced DSS as our Manager, and we do not believe that the conviction in any way affected the level of services provided to us by DSS.

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

Strategically deploy our vessels in order to optimize the opportunities in the time charter market

We intend to actively monitor market conditions, charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. In the near term we intend to enter into short-term time charters to allow our shareholders to benefit from what we believe to be an improving charter rate environment. Depending on market conditions, in the future we might enter into long-term time charters at rates that compare favorably to historical averages, shielding us from charter rate decreases and cyclical fluctuations. We believe that maintaining staggered charter maturities will provide us with the flexibility to capitalize on favorable market conditions, while providing us with a base of strong, visible cash flows.

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

Our Customers

Our customers include national, regional, and international companies, such as Maersk Line A/S, CMA CGM, Zim Integrated Shipping Services Ltd, Rudolf A. Oetker KG, Hapag Lloyd AG, MSC Mediterranean Shipping Co S.A, Geneva, and Yang Ming (UK, G) Ltd. During 2015, five of our charterers accounted for 83% of our revenues: Yang Ming (UK) Ltd (25%), Maersk Line A/S (11%), Reederei Santa Containerschiffe / Rudolf A. Oetker KG (10%), CSAV Valparaiso / Hapag Lloyd A.G Hamburg (24%) and Hanjin Shipping Co. Ltd (13%). During 2014, four of our charterers accounted for 87% of our revenues: Reederei Santa Containerschiffe MbH & Co. (25%), CSAV Valparaiso (31%), NOL Liner (Pte) Ltd (17%) and Hanjin Shipping Co. Ltd (14%). During 2013, four of our charterers accounted for 87% of our revenues: A.P. Møller-Maersk A/S (16%), Reederei Santa Containerschiffe, GMbH & Co. (23%), NOL Liner (Pte) Ltd (38%) and Hanjin Shipping Co. Ltd (10%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

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
Types of Container Ships
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
Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to transit through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion expected in May 2016, which would allow ships with capacity of up to 13,500 TEU to transit the waterway. Ships of this size can be considered the workhorses of many smaller or emerging trade routes outside of the main east-west arteries.
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
According to industry sources, during 2015 time charter rates strengthened during the first half of the year only to collapse by the end of 2015. The Alphaliner charter index ended the year at 44.7 points, down 3% compared to December 2014.
Container Freight Rates
Factors that drive vessel charter rates also affect container freight rates. Container freight rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behaviour, including inter-carrier competition. To some extent, container freight rates are also affected by market conditions.
According to industry sources, freight rates across global trade routes have, dropped in 2015, a sign of continuing oversupply. The overall Shanghai Containerised Freight Index ended 2015 at 487 points compared to its opening reading of 2015 at 1,055 points. However, based on the Shanghai Containerised Freight Index, freight rates for boxes shipped from Shanghai to Europe averaged US$ 1,008 per TEU in 2015 which was 27% lower than the full year 2014 average.
Global Container Trade
According to industry sources, the global container trade grew by approximately 2.4% in 2015 and is expected to grow by 4% in 2016.
Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934
The disclosure below does not relate to any activities conducted by Diana Containerships Inc., its management or Unitized Ocean Transport Limited, its vessel technical manager.  The disclosure herein relates solely to certain activities conducted by Diana Shipping Inc.
Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, added a new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports regardless of whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities that are not prohibited by U.S. or other law, even if conducted outside of the U.S. by non-U.S. affiliates in compliance with local law.

Diana Shipping Inc. is the former parent company of the Company and current owner of 25.7% of our common stock, and certain members of the Company's board of directors and senior management team are also members of the board of directors and management team of Diana Shipping Inc., however all vessel operations of the Company and Diana Shipping Inc. are performed by separate companies that do not share common management teams or boards of directors.  The Company has been advised that the Annual Report on Form 20-F for the year ended December 31, 2015 to be filed by Diana Shipping Inc. with the Securities and Exchange Commission is expected to contain the disclosure set forth below (with all references contained therein to "the Company" being references to Diana Shipping Inc. and its consolidated subsidiaries).  As a result, it appears that the Company may be required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. By providing this disclosure, the Company does not admit that it is an affiliate of Diana Shipping Inc. The disclosure relates solely to activities conducted by Diana Shipping Inc. and its consolidated subsidiaries.
The expected disclosure of Diana Shipping Inc. is as follows:
Disclosure Pursuant to Section 219 of the Iran Threat Reduction And Syrian Human Rights Act
Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.
Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessels Amphitrite and Clio made five port calls to Iran in 2015 for a combined length of 60 days. The vessel Amphitrite made calls to the port of Bandar Imam Khomeini on December 29, 2014 (discharging corn), April 29, 2015 (discharging soya beans), September 6, 2015 (discharging corn) and November 28, 2015 (discharging maize), and remained in the port of Bandar Imam Khomeini during 2015 for 50 days in the aggregate. The vessel Clio made a call to the port of Bandar Imam Khomeini on October 27, 2015, discharging corn, and remained in the port of Bandar Imam Khomeini for 10 days.  During this time the Amphitrite was on time charter to Bunge S.A. at a gross rate of $11,300 per day and the Clio was on time charter to Transgrain Shipping B.V at a gross rate of $6,500 per day. Our aggregate gross revenue attributable to these 60 days of port calls was approximately $3.2 million, less 5% commissions paid to third parties. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls.  Our charter party agreements for the Amphitrite and Clio restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the Amphitrite, Clio or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).
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

Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs.  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new tier III marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index (EEDI) for new ships mandatory and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or the SOLAS Convention, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014, and May 2013 SOLAS Convention amendments regarding emergency training and drills, entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.
Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our Manager, UOT, implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the adoption dates in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  It is difficult to predict the overall impact of such a requirement on our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. A new rule issued by the U.S. Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phrasing-in of these standards.  As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology.  The EPA on the other hand has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The U.S. Clean Air Act
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from ships in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.

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
The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.
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
Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
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
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. We have already implemented the various security measures addressed by the MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
Every oceangoing vessel must be constructed and classified in accordance with the applicable Rules & Regulations of a classification society. The Class Certificate that will be issued upon completion of vessel's construction by the classification society certifies that the vessel complies with the Class Rules and includes vessel's Character of Classification and the applicable class notations which provide useful information about the construction and the characteristics of the vessel. To maintain it's 'class', every vessel shall be inspected periodically by authorized surveyors of the classification society that is classed with. During these periodical surveys it shall be confirmed compliance with applicable class rules and regulations. In addition, the classification society acting as Recognized Organization (RO) will carry out necessary statutory surveys and will issue the statutory certificates on behalf of vessel's Flag Administration which will ensure compliance with all applicable International and National requirements and will enable the vessel to obtain sail permit from the port authorities.
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
C.              Organizational Structure
We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. We are the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 "General Information" of our consolidated financial statements filed as part of this annual report and in exhibit 8.1 to this annual report.
D.              Property, Plants and Equipment
Our Manager, UOT, currently rents our office space from an unrelated third party and owns office furniture and equipment. Furthermore, in December 2014, UOT acquired, jointly with two other related parties, from unrelated individuals, a plot of land, in Athens, Greece, for an aggregate price of Euro 2.0 million or $2.5 million, based on the exchange rate of U.S. Dollar to Euro on the date of acquisition. The plot of land is under the common ownership of the joint purchasers. We paid one third of the purchase price, and the total cost for the acquisition of the plot, including additional capitalized costs, amounted to $0.9 million.
Other than this interest in real property, our only material properties are the vessels in our fleet.

Item 4A.  Unresolved Staff Comments
None.
Item 5.                          Operating and Financial Review and Prospects
The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Item 3.D-Risk Factors" and elsewhere in this report.
A.            Operating Results
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for the operating vessels of our fleet with minimum remaining durations up to 7 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.
•	Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
•	Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the periods indicated.

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Ownership days	4,600	3,198	3,516
Available days	4,515	3,198	3,516
Operating days	4,155	3,189	3,442
Fleet utilization	92.0%	99.7%	97.9%
Time charter equivalent (TCE) rate (1)	$13,192	$16,803	$15,162
Daily operating expenses	$7,793	$8,305	$8,780

(1)	Please see "Item 3 A.-Selected Financial Data" for a reconciliation of TCE to GAAP measures.

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
Currently, the majority of the vessels in our fleet are employed on time charters, while some of them are not chartered. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we incur port and canal charges and bunker expenses only for the few vessels that are off-hire, while the majority of our vessels are employed under time charters that require the charterer to bear all of those expenses.

We have paid commissions ranging from 0% to 5% of the total daily charter hire rate of each charter to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our former fleet manager, DSS, a commission that was equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Effective March 1, 2013, our new fleet manager, UOT, our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

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

Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2015, we had $144.7 million of outstanding principal indebtedness from our loan agreement with the Royal Bank of Scotland and $48.8 million outstanding principal indebtedness from our loan agreement with Diana Shipping Inc.
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
See " Item 3.D-Risk Factors" for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels
In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.  In 2015, we recorded impairment charges  for the vessel Hanjin Malta, as our impairment test exercise indicated that its carrying value was not recoverable. In 2014, our impairment test exercise did not result in an indication of impairment.
Based on: (i) the carrying value of each of our vessels as of December 31, 2015 and 2014, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2015 and 2014, the aggregate carrying value of 10 vessels in our fleet as of December 31, 2015 and 8 vessels as of December 31, 2014 exceeded their aggregate charter-free market value by approximately $99.0 million and $77.9 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2015 and 2014, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For the purposes of this calculation, we have assumed that these 10 and 8 vessels, respectively, would be sold at prices that reflect our estimate of their charter-free market values as of December 31, 2015 and 2014. However, as of the same date, certain of those container vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if these vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2015, and currently, we have not entered into any agreement to sell any of our vessels, apart from the vessel Hanjin Malta, which was sold for demolition in March 2016, and its carrying value had been impaired as of December 31, 2015.
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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under "Item 3.D—Risk Factors"  entitled "Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels".

				Carrying Value (in millions of US dollars)
Vessel		TEU	Year Built	At December 31, 2015		At December 31, 2014
1	Sagitta	3,426	2010	38.2	*	39.6	*
2	Centaurus	3,426	2010	39.6	*	41.0	*
3	Cap Domingo	3,739	2001	22.3	*	23.4	*
4	Cap Doukato	3,739	2002	22.9	*	24.0	*
5	Garnet (ex Apl Garnet)	4,729	1995	-		15.9	*
6	Hanjin Malta	4,024	1993	5.0		12.3	*
7	Puelo	6,541	2006	43.3	*	44.9	*
8	Pucon	6,541	2006	43.4	*	45.0	*
9	March	5,576	2004	21.4		22.1
10	Great	5,576	2004	21.3		22.0
11	Pamina	5,042	2005	15.4	*	15.9
12	YM Los Angeles	4,923	2006	18.2	*	-
13	YM New Jersey	4,923	2006	18.3	*	-
14	Rotterdam	6,494	2008	36.8	*	-
15	Hamburg	6,494	2009	38.5		-
	Vessels Net Book Value			384.6		306.1

_______________________________
*Indicates vessels for which we believe, as of December 31, 2015 and December 31, 2014, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $99.0 million and $77.9 million, respectively.
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
Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are due as revenues are earned.
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
We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical (excluding years with extraordinary figures) and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the year ended December 31, 2014 did not indicate impairment charges for any of our vessels, while for the years ended December 31, 2015 and 2013, the above mentioned review indicated impairment charges for certain of our vessels, amounting to $6.6 million and $42.3 million, respectively.
Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis as of December 31, 2015:
Average estimated daily Time charter equivalent rate used
Up to 4,000 TEU	$14,965
Between 4,000 TEU and 6,000 TEU	$18,222
Above 6,000 TEU	$25,779

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

	5-year period (in USD)		Impairment charge (in USD million)		3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	9,431		67.3		8,368	67.3	10,338	67.3
Between 4,000 - 6,000 TEU	11,816		4.3		9,761	7.4	11,817	4.3
Above 6,000 TEU	n/a	*	n/a	*	24,986	0.0	22,750	0.0

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
Results of Operations
Year ended December 31, 2015 compared to the year ended December 31, 2014
Net Income / (Loss). Net loss for 2015 amounted to $17.5 million, compared to a net income of $3.2 million for 2014. The loss for 2015 was mainly the result of impairment charges and direct sale and other charges totalling $14.9 million.
Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of $8.6 million and $11.6 million for 2015 and 2014 respectively, amounted to $62.2 million for 2015, compared to $54.1 million in 2014. The net time charter revenues increased, despite the decrease of the daily time charter rates, mainly as a result of the 44% increase of ownership days and the decrease of the prepaid charter revenue amortization.
Voyage Expenses. Voyage expenses for 2015 amounted to $2.6 million, compared to $0.3 million in 2014. Voyage expenses in 2015 mainly consist of bunkers costs and commissions paid to third party brokers. The increase in voyage expenses in 2015 compared to 2014 was mainly due to the increased bunkers costs that we incurred while certain of our vessels were off-hire and also due to increased commissions. As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues.
Vessel Operating Expenses. Vessel operating expenses amounted to $35.8 million in 2015, compared to $26.6 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance and environmental compliance costs. The increase in 2015 was primarily due to the enlargement of our fleet and also due to increased average stores and spares expenses, partly offset by decreased average crew cost and repairs and maintenance costs.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges for 2015 amounted to $13.1 million, compared to $10.3 million in 2014 and for 2015, it mainly represents the depreciation expense of our containerships and the amortization charge of dry-docking costs for four of our vessels which underwent during the year their scheduled dry-dockings. In 2014, the figure mainly includes the vessel's depreciation expense, as no vessels had performed any dry-dockings until then.
General and Administrative Expenses.  General and administrative expenses for 2015 amounted to $6.2 million, compared to $6.3 million in 2014 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The slight decrease in general administrative expenses was mainly attributable to decreased payroll and bonuses of the office employees and was partly off-set by increased compensation cost on restricted stock awards and legal fees.
Impairment Losses. Impairment losses in 2015 were $6.6 million and represent non-cash impairment charges recorded for the vessel  Hanjin Malta.
Loss on Vessels' Sale. Loss on vessels' sale amounted to $8.3 million in 2015, and relates to the sale of the vessel Garnet (ex Apl Garnet) in September 2015, while in 2014, Loss on vessels' sale amounted to $0.7 million and related to the sale of the vessel Apl Sardonyx.
Foreign Currency Losses / (Gains). Foreign currency gains for 2015 amounted to $55 thousand, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2014, there were foreign currency losses of $17 thousand.
Interest and Finance Costs. Interest and finance costs for 2015 amounted to $7.2 million, compared to $6.7 million for 2014 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The increase in 2015 was mainly attributable to the increase of our average total debt, after our re-finance of our loan agreement with RBS in September 2015, and to commitment fees payable in connection with this  agreement, and was partly off-set by decreased interest rates, which decreased to 3.7% in 2015 from 3.9% in 2014.
Interest Income. Interest income for 2015 and 2014,  amounted to $0.1 million, and consists of interest income received on deposits of cash and cash equivalents.
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

Vessel Operating Expenses. Vessel operating expenses amounted to $26.6 million in 2014, compared to $30.9 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance and environmental compliance costs. The decrease in 2014 was primarily due to the decrease in ownership days and also due to decreased average crew costs, stores and spares expenses.
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
Foreign Currency Losses / (Gains). Foreign currency losses for 2014 amounted to $17 thousand, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2013, there were foreign currency losses of $66 thousand.
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
During 2015, we repaid our $98.7 million of outstanding debt to RBS and drew down an aggregate amount of $148.0 million under our new loan facility with the same bank, to refinance the acquisition cost of seven of our vessels and to support the acquisition cost of two new vessels acquired during the year. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, amounted to $10.2 million at December 31, 2015 and $77.2 million at December 31, 2014. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.
Cash Flow
As at December 31, 2015, cash and cash equivalents amounted to $29.4 million compared to $82.0 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Provided by Operating Activities
Net cash provided by operating activities in 2015, 2014 and 2013 amounted to $17.4 million, $25.5 million, and $31.7 million, respectively. The decrease in cash from operating activities in 2015 compared to 2014, is mainly due to the decrease of our time charter rates in 2015, counterbalanced with the enlargement of our average fleet, after the acquisition of four vessels and the disposal of one vessel in 2015. The decrease in cash from operating activities in 2014 compared to 2013, is mainly due to the decrease of our average fleet during 2014, after the disposal of five vessels from May 2013 to February 2014, partly off-set with the addition of six vessels to the Company's fleet from March 2013 to November 2014, and also due to increased payments of interest and general administrative expenses.
Net Cash Used in Investing Activities
Net cash used in investing activities in 2015 was $111.8 million and consists of $113.0 million paid for the four vessels that we acquired during the year, $6.0 million paid for time charter agreements attached to the memoranda of agreement for two vessels acquired during the year,  $7.0 million received from the sale of one vessel during the year, $39 thousand paid for equipment additions, and finally $0.3 million received, representing insurance settlements.
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

Net Cash Provided by Financing Activities
Net cash provided by financing activities in 2015 was $41.7 million and consists of $148.0 million of loan proceeds received under our new loan agreement with the Royal Bank of Scotland, $103.3 million of debt repayments and prepayments, $3.2 million of finance costs that we paid for our new loan agreement with RBS and for our amendment of the DSI loan agreement,  $0.7 million of cash dividends paid to investors and $0.9 million of reduced restricted cash required under our new loan facility with RBS.
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
Loan Facilities
The Royal Bank of Scotland plc – Revolving Credit Facility: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders agreed to make available to us a revolving credit facility of up to $100.0 million, in order to refinance part of the acquisition cost of the vessels m/v Sagitta and m/v Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").  An aggregate amount of $98.7 million was drawn down under the credit facility. We paid an arrangement fee of 1%, or $1 million, on signing of the agreement. We also paid commitment commissions of 0.99% per annum on the available commitment up to October 31, 2013, date at which the available amount to be drawn from the credit facility became zero.
The facility would have been available for five years with the maximum available amount reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeded the 20 years. In the event that the amounts outstanding at that time exceeded the revised Available Facility Limit, we would have repaid such part of the loan that exceeded the Available Facility Limit. The credit facility provided for interest at LIBOR plus a margin of 2.75% per annum, and effective June 1, 2013, for an increased margin of 3.10% per annum over LIBOR.
The facility was secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which were the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also included restrictions as to changes in certain shareholdings, management and employment of vessels, and required minimum cash of 10% of the drawings under the revolving facility, but not less than $5.0 million, to be deposited by the borrower with the lenders. Furthermore, the facility agreement contained customary financial covenants and we were not permitted to pay any dividends that would result in a breach of the financial covenants. In 2013 and 2014, we entered into various supplemental agreements with the lenders, the main terms of which provided for security interest on the minimum cash held by us in favor of the lenders and for changes in the definitions of certain financial covenants. In addition, we were required to provide additional vessels as collateral to secure the facility and were restricted from providing any security interest over our assets in favor of DSI.
Based on the age of the financed vessels, an amount of $6.0 million was repaid in August 2015. On September 15, 2015, in connection with the loan re-finance discussed below, we prepaid in full the outstanding balance of $92.7 million and the facility was terminated.

The Royal Bank of Scotland plc – Term Loan: On September 10, 2015, we, through nine of our subsidiaries, entered into a loan agreement with RBS of up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the existing facility agreement (discussed above), and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam. Until December 31, 2015, we drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1.9 million. We also paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates.
The loan bears interest at the rate of 2.75% per annum over LIBOR and is repayable in quarterly installments and a balloon payment payable together with the last installment in September 2021.
The loan is secured by first preferred mortgages on nine vessels of our fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contains customary financial covenants, minimum security value of the mortgaged vessels, requires minimum liquidity of $0.5 million per vessel in the fleet and restricted cash of $9.0 million to be deposited by the borrowers with the lenders for the duration of the loan. There are also restrictions as to changes in the DSI loan agreement, in the securities purchase agreement that we entered into in connection with the Private Placement, in certain shareholdings and management of the vessels. Finally, we are not permitted to pay any dividends that would result in a breach of the financial covenants.
As of December 31, 2015, we had $144.7 million of debt outstanding under our loan facility with RBS.
Diana Shipping Inc. ("DSI"): On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with DSI, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and, until the amendment discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was originally repayable on August 20, 2017.
On September 9, 2015, and in relation with the RBS refinance discussed above, the loan agreement with DSI was amended. The new loan agreement is extended until March 15, 2022 or such earlier date on which the outstanding principal balance of the loan is paid in full, provides for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bears interest at LIBOR plus margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee will be charged thereafter. Furthermore, we agreed that we will pay at the final maturity date a flat fee of $0.2 million.
As of December 31, 2015, we had $48.75 million of principal debt outstanding under our loan facility with DSI.
As at December 31, 2015 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.
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
F.              Tabular Disclosure of Contractual Obligations
The following table presents our contractual obligations as of December 31, 2015:
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$363	$363	$-	$-	$-
Long Term Bank Debt (2)	144,687	15,376	30,752	30,752	67,807
Related Party Debt (2),(3)	48,950	5,000	10,000	10,000	23,950

Total	$194,000	$20,739	$40,752	$40,752	$91,757

(1)	As per our agreement with Diana Enterprises Inc., we pay a fixed monthly fee of $121,000 for the brokerage services we are provided. The duration of the engagement based on the current agreement is ending on March 31, 2016. Please see "Item 6B.-Compensation" and "Item 7B.-Related Party Transactions" for more details.

(2)	The table above does not include projected interest payments which are based on LIBOR plus a margin, which are estimated at about $6.3 million for 2016, $5.6 million for 2017 and $4.9 million for 2018, as long as the LIBOR rate remains at the levels of the year ended December 31, 2015.

(3)	The table above includes a flat fee payable to Diana Shipping in 2022, amounting to $0.2 million.

G.            Safe Harbor
See the section entitled "Forward-looking Statements" at the beginning of this annual report.
Item 6.                          Directors, Senior Management and Employees
A.              Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are appointed from time to time by our board of directors and hold office until a successor is elected.
All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	74	Class III Director, Chief Executive Officer and Chairman of the Board
Anastasios Margaronis	60	Class II Director and President
Ioannis Zafirakis	44	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	44	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	71	Class III Director
Antonios Karavias	74	Class I Director
Nikolaos Petmezas	67	Class III Director
Reidar Brekke	55	Class II Director

The term of the Class I directors expires in 2017, the term of the Class II directors expires in 2018, and the term of the Class III directors expires in 2019.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman of the Board since January 13, 2010 and has served as Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

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

Ioannis Zafirakis serves as our Director, Chief Operating Officer and Secretary. He also serves as Director, Chief Operating Officer and Secretary of Diana Shipping Inc. In addition, he is the Chief Operating Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Since June 1997 and up to February 2005 Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held  a number of positions in its finance and accounting department. Mr. Zafirakis is also a member of the Business Advisory Committee of the MSc in International Shipping and Finance at ICMA Centre, Henley Business School, University of Reading. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010 and has served in these positions with Diana Shipping Inc. since March 8, 2006. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

Giannakis (John) Evangelou has served as an independent Director and as the Chairman of our Audit Committee since February 8, 2011. Mr. Evangelou is also a member of the Board of Directors of Elgeka-Ferfelis Romania S.A., a member of Elgeka S.A. Group of Companies which is listed on the A.S.E. and a Director of Baker Tilly South East Europe, a professional services company. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr. Evangelou held the position of Quality and Risk Management leader for Transaction Advisory Services responsible for a sub-area comprising 18 countries spanning from Poland and the Baltic in the North to Cyprus and Malta in the South. From 1986 through 1997, Mr. Evangelou held the position of Group Finance director at Manley Hopkins Group, a Marine Services Group of Companies. From 1991 through 1997, Mr. Evangelou served as Chief Accounting Officer for Global Ocean Carriers, a shipping company that was listed on a U.S. stock exchange during that time. From 1996 to 1998, Mr. Evangelou was an independent consultant and a member of the team that prepared Royal Olympic Cruises for its listing on Nasdaq. From 1974 through 1986, Mr. Evangelou was a partner of Moore Stephens in Greece. Additionally, Mr. Evangelou is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of The Institute of Certified Public Accountants of Cyprus and a member of the Institute of Certified Accountants—Auditors of Greece.

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

Nikolaos Petmezas has served as an independent Director and as a member of our Compensation Committee since the completion of our private offering in 2010. From 2001 until mid-2015, Mr. Petmezas served as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. Hellenic Office and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995, Mr. Petmezas has served as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding directorship positions at Austin & Pickersgill Ltd. Shipyard and British Shipbuilders Corporation until 1983. Mr. Petmezas has been a member of the Advisory Committee of Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008-2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of four privately-held companies involved in container logistics, container leasing and drybulk shipping.

B.              Compensation

Since June 1, 2010, the members of our senior management have been compensated through their affiliation with Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, as described under "Item 7B. Related Party Transactions".  Pursuant to the respective Broker Services Agreements, fees payable to Diana Enterprises  for brokerage services  provided to us in 2015, 2014, and 2013, amounted to $1.5 million, $1.5 million and $1.4 million, respectively.

In 2014, our executive officers also received 361,442 shares of restricted stock awards, which will vest ratably over three years from the grant date.  In 2015, our executive officers were awarded 731,590 shares of restricted stock awards, which will also vest ratably over three years from the grant date. Finally, in February 2016, our executive officers were further awarded 855,251 shares of restricted stock awards, which will also vest ratably over three years from the grant date. In 2015, 2014, and 2013, compensation cost relating to the aggregate amount of restricted stock awards amounted to $0.9 million, $0.3 million and $0.4 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. In February 2016, our non-executive directors were awarded 144,738 shares of restricted stock awards, which will vest ratably over three years from the grant date.  We do not have a retirement plan for our officers or directors. For 2015, 2014, and 2013, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.4 million and $0.3 million, respectively.
2012 Equity Incentive Plan

In 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved for issuance a total of 392,198 common shares under the plan, which was subject to adjustment for changes in capitalization as provided in the plan.  On February 21, 2012, we amended the 2010 Equity Incentive Plan and it was renamed as the 2012 Amended and Restated Equity Incentive Plan. We refer to this plan as the 2012 Equity Incentive Plan. The sole material change from the 2010 Equity Incentive Plan to the 2012 Equity Incentive Plan was the reservation for issuance of an additional two million common shares.

The 2012 Equity Incentive Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.

Under the terms of the 2012 Equity Incentive Plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the fair market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

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

Our board of directors may amend the plan and may amend outstanding awards, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2012 Equity Incentive Plan will expire ten years from the date the plan was adopted. The plan administrator may cancel any award and amend any outstanding award agreement except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.

As of the date of this annual report, we have issued a total of 2,359,685 restricted shares under the 2012 Equity Incentive Plan  to our executive officers and non-executive directors, of which 631,009 shares have vested.

2015 Equity Incentive Plan

On May 5, 2015, our board of directors approved to adopt the 2015 Equity Incentive Plan, with substantially the same terms and provisions as the 2012 Equity Incentive Plan.  Under the 2015 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance. The plan is administered by the compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan will expire ten years from its date of adoption.

As of the date of this annual report, we have issued zero restricted shares under the 2015 Equity Incentive Plan to our executive officers and non-executive directors.

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
Committees of the Board of Directors

We have established an Audit Committee, comprised of two members of our board of directors, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be "independent" under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. John Evangelou has served as the Chairman of the Audit Committee since February 8, 2011. We believe that Mr. Evangelou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mr. Antonios Karavias serves as a member of our Audit Committee.

In addition, we have established a Compensation Committee, comprised of two independent directors, which, as directed by its written charter, is responsible for recommending to the board of directors our senior executive officers' compensation and benefits. Mr. Antonios Karavias serves as the Chairman of the Compensation Committee and Mr. Nikolaos Petmezas serves as a member of our Compensation Committee.

We have also established an Executive Committee comprised of three directors, Mr. Symeon Palios, our Chief Executive Officer and Chairman of the Board, Mr. Anastasios Margaronis, our President, and Mr. Ioannis Zafirakis, our Chief Operating Officer and Secretary. The Executive Committee is responsible for the overall management of our business.

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D.	Crewing and Shore Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our fleet manager on behalf of the vessel-owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

Prior to February 28, 2013, we had no shore-based employees. Our former fleet manager, DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement was responsible for providing services to us and through the Vessel Management Agreements was responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. DSS was responsible for ensuring that all seamen had the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels were manned by experienced, competent and trained personnel. DSS was also responsible for ensuring that seafarers' wages and terms of employment conformed to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels. Since March 1, 2013, UOT, our new fleet manager, a wholly-owned subsidiary, is responsible for providing similar services to us and the vessels we own.

The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2015, 2014 and 2013:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Shoreside	40	32	31
Seafaring	308	266	236
Total	348	298	267

E.              Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see "Item 7.A- Major Shareholders and Related Party Transactions."

Item 7.                          Major Shareholders and Related Party Transactions

A.              Major Shareholders

The following table sets forth information regarding ownership of our common stock of which we are aware as of March 18, 2016, for (i) beneficial owners of more than five percent of our common shares and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of March 18, 2016, we had  74,890,570 common shares issued and outstanding and the percentage of beneficial ownership below is based on this figure:

	Shares Beneficially Owned
Identity of person or group	Number	Percentage
Diana Shipping Inc. (1)	19,269,740	25.7%
12 West Capital Management LP (2)	19,287,512	25.8%
Symeon Palios (3)	6,740,725	9.0%
Anastasios Margaronis	1,218,814	1.6%
Ioannis Zafirakis	671,065	*
Andreas Michalopoulos	818,960	1.1%
Non-executive directors	144,738	*
All directors and officers, as a group (4)	9,594,302	12.8%

(1)	As at December 31, 2015, 2014, and 2013, Diana Shipping Inc. owned 26.1%, 26.3% and 9.5% of our common stock, respectively.
(2)	Based solely on the Schedule 13D/A filed with the SEC on July 2, 2015 by 12 West Capital Management LP, reporting beneficial ownership of these shares through 12 West Capital Fund LP, a Delaware limited partnership, and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership. The general partner of 12 West Capital Management LP is 12 West Capital Management, LLC, a Delaware limited liability company. Joel Ramin, as the sole member of 12 West Capital Management, LLC, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Capital Management LP. The principal business address of 12 West Capital Management LP is 90 Park Avenue, 41st Floor, New York, New York 10016.
(3)	Mr. Symeon Palios is our only director and officer that beneficially owns 5% or more of our outstanding common stock. Of these shares, Mr. Palios may be deemed to beneficially own 6,260,909 common shares through Taracan Investments S.A., 154,970 common shares through Corozal Compania Naviera S.A. and 309,941 common shares through Ironwood Trading Corp., companies for which he is the controlling person. As at December 31, 2015, 2014, and 2013, Mr. Palios beneficially owned 8.7%, 8.5% and 5.9%, respectively.
(4)	Of the total number of these shares, 2,359,685 were granted pursuant to the Company's 2012 Equity Incentive Plan.
* Less than 1%

As of March 18, 2016, we had 127 shareholders of record, 109 of which were located in the United States and held an aggregate of 52,685,424 of our common shares, representing 70.35% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 52,468,924 of our common shares as of March 18, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.              Related Party Transactions

Diana Enterprises Inc.

We had entered into a Broker Services Agreement, dated June 1, 2010, with Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, through DSS pursuant to an Administrative Services Agreement by and between the Company and DSS, which was terminated on March 1, 2013. Following the termination agreement for brokerage services that were provided to us through DSS, Diana Enterprises entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $120,833. The agreement had an initial term of thirteen months and the fees were payable quarterly in advance. In March 2014, the Broker Services Agreement with Diana Enterprises Inc. was terminated and replaced with a new agreement, according to which, with retroactive effect from January 1, 2014, the duration of the engagement was to be for a term of fifteen months, ending on March 31, 2015.  Effective July 1, 2014, the agreement between UOT and Diana Enterprises was terminated and replaced with a new agreement between DCI and Diana Enterprises on substantially similar terms. In July 2014, and in relation with the Private Placement, this agreement was further amended to increase the percentage of beneficial ownership in the Change of Control clause. According to this clause, in the event that Diana Enterprises terminates the agreement within six months following a Change of Control, as defined in the agreement, Diana Enterprises would be entitled to a lump sum payment equal to three years' annual commission. Effective April 1, 2015, the agreement with Diana Enterprises was further renewed until March 31, 2016 for a fixed monthly fee of $121,000 and provides for a lump sum payment equal to five years' annual commission, in case of a Change of Control.  Finally, in February 2016, our Board of Directors approved a bimonthly fee, amounting to $242,000, as cash bonus to Diana Enterprises Inc.   In 2015, 2014, and 2013, fees for broker services amounted to $1.5 million, $1.5 million, and $1.4 million, respectively.

Diana Shipping Inc.

We and Diana Shipping had entered into a non-competition agreement whereby we had agreed that, during the term of the Administrative Services Agreement with DSS and any vessel management agreements entered into with DSS, and for six months thereafter, we would not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping would not acquire or charter any vessel, or otherwise operate in, the containership sector.  On March 1, 2013, in connection with the appointment of UOT as our new Manager, we amended and restated the initial non-competition agreement with Diana Shipping Inc., where we agreed that, as long as any of our current or continuing executive officers also serves as an executive for Diana Shipping Inc., and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

On May 20, 2013, we entered into a loan agreement of up to $50.0 million with Diana Shipping, which was subsequently amended on September 9, 2015.  Please see "Item 5.B–Liquidity and Capital Resources–Loan Facilities."

Private Placement

We entered into a Securities Purchase Agreement, dated July 28, 2014, with Diana Shipping and two institutional investors not affiliated with the Company or Diana Shipping (together, the "Unaffiliated Entities"), Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which we issued and sold to the Purchasers and the Purchasers purchased from the Company in the Private Placement an aggregate of 36,653,386 common shares at a price of $2.51 per share, which reflected the 30-day volume-weighted average price of the Company's common stock over the 30 trading days preceding the date of the Securities Purchase Agreement.   The issuance and sale of the shares was approved by an independent committee of our Board of Directors.  The Purchasers were also granted customary registration rights pursuant to a registration rights agreement, dated July 28, 2014.

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

In connection with the Private Placement, we entered into amendments to the loan dated May 20, 2013 between the Company, Eluk Shipping Inc. and Diana Shipping Inc., and the loan agreement with The Royal Bank of Scotland plc (the "RBS") dated December 16, 2011.  We also amended our Stockholders Rights Agreement, dated August 10, 2010, to provide that the Unaffiliated Entities will not be considered an Acquiring Person, as defined therein.

Altair Travel Agency S.A

Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us with travel related services. In 2015, 2014 and 2013, the expenses we incurred in exchange for travel services provided by Altair, amounted to $1.1 million, $1.0 million and $1.0 million, respectively. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

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

Dividend Policy

We currently intend to declare a variable quarterly dividend each February, May, August and November equal to available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors. In 2015 and 2014, we made dividend payments of $0.01 and $0.21 per share, respectively, and in March 2016 we declared a cash dividend of $0.0025 per share with respect to the fourth quarter of 2015.

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

Furthermore, pursuant to the Securities Purchase Agreement entered into on July 28, 2014 in connection with the Private Placement, we agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and until at least the first quarter of 2015, we would not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, our board of directors may amend this dividend policy to resume the payment of dividends if our board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

 In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this annual report titled "Item 3.D—Risk Factors."

In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

B.              Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in "Note 16—Subsequent Events" of our annual consolidated financial statements.

Item 9.                          The Offer and Listing

Our common shares have traded on The Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on The Nasdaq Global Select Market since January 2, 2013. The table below sets forth the high and low closing prices for each of the periods indicated for the common shares.

Years	Low	High
For the period from January 19 to December 31, 2011	$4.58	$13.15
Year-ended December 31, 2012	5.22	7.76
Year-ended December 31, 2013	3.51	7.03
Year-ended December 31, 2014	1.85	4.26
Year-ended December 31, 2015	0.69	2.66

Periods	Low	High
1st Quarter ended March 31, 2014	$3.81	$4.26
2nd Quarter ended June 30, 2014	2.46	3.94
3rd Quarter ended September 30, 2014	2.25	2.85
4th Quarter ended December 31, 2014	1.85	2.36

1st Quarter ended March 31, 2015	$1.94	$2.66
2nd Quarter ended June 30, 2015	1.97	2.65
3rd Quarter ended September 30, 2015	1.24	2.10
4th Quarter ended December 31, 2015	0.69	1.38

Months	Low	High
September 2015	$1.24	$1.64
October 2015	1.18	1.38
November 2015	0.95	1.34
December 2015	0.69	0.97
January 2016	0.48	0.80
February 2016	0.36	0.57
March 2016 (through March 18, 2016)	0.37	0.73

Item 10.                          Additional Information
A.              Share Capital
Not Applicable.
B.              Memorandum and Articles of Association
Our current amended and restated articles of incorporation have been filed as exhibit 3.1 to our Form F-4 filed with the SEC on October 15, 2010 with file number 333-169974. The information contained in this exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 filed with the SEC on October 15, 2010 with file number 333-169974 and is incorporated by reference herein, provided that since the date of that Registration Statement, and up to December 31, 2015, the number of shares of our common stock issued and outstanding has increased to 73,890,581.
C.              Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, and Item 6.B for a discussion of our 2012 Equity Incentive Plan and our 2015 Equity Incentive Plan.
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
We believe that we satisfied the Publicly-Traded Test for the 2015 taxable year and were not subject to the Five Percent Override Rule and we intend to take that position on our 2015 U.S. federal income tax returns.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election," or a "mark-to-market" election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 with the IRS.
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
I.              Subsidiary information
Not Applicable.
Item 11.                          Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
Total interest incurred under our loan facilities and related interest rates during 2015, 2014 and 2013 were as follows:
	2015	2014	2013
Interest expense (in millions of USD)	$5.8	$5.9	$4.0
Weighted average interest rate (LIBOR plus margin)	3.65%	3.91%	3.49%
Interest rates range during the year (LIBOR including margin)	3.09% to 5.20%	3.25% to 5.17%	2.94% to 5.18%

An average increase of 1% in 2015 interest rates would have resulted in interest expenses of $7.6 million, instead of $5.8 million, an increase of about 31%.
As of December 31, 2015, we had $144.7 million of principal debt outstanding with RBS and $48.8 million of principal debt outstanding with DSI, and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates
We generate all of our revenues in U.S. dollars, but currently incur approximately half of our operating expenses (around 49% in 2015 and 60% in 2014) and about half of our general and administrative expenses (around 50% in 2015 and 51% in 2014) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
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
            PART II
Item 13.                          Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.                          Controls and Procedures
a) Disclosure Controls and Procedures
Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b) Management's Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. GAAP.
Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2015 is effective.
The registered public accounting firm that audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report on management's assessment of our internal control over financial reporting.
c)  Attestation Report of Independent Registered Public Accounting Firm
The attestation report on the Company's internal control over financial reporting issued by the registered public accounting firm that audited the Company's consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-3 of the financial statements filed as part of this annual report.
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
Item 16A. Audit Committee Financial Expert
Mr. John Evangelou serves as the Chairman of the Company's Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an "audit committee financial expert" and is "independent" according to SEC rules.

Item 16B. Code of Ethics
We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website,  http://www.dcontainerships.com, under "About Us—Code of Ethics."  Copies of our Code of Ethics are available in print, free of charge, upon request to Diana Containerships Inc., Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.
Item 16C.  Principal Accountant Fees and Services
a)  Audit Fees
Our principal accountants, Ernst and Young (Hellas), Certified Auditors  Accountants S.A., have billed us for audit services.
Audit fees in 2015 amounted to Euro 199,500 or about $220,000 and in 2014 amounted to Euro 198,750 or about $271,000 and relate to audit services provided in connection with the audit and AU 722 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting as well as audit services performed in connection with the Company's registration statements.
b)  Audit-Related Fees
None.
c)  Tax Fees
None.
d)  All Other Fees
None.
e) Audit Committee's Pre-Approval Policies and Procedures
Our Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of our independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.
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
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17.                          Financial Statements
See Item 18.
Item 18.                          Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.
Item 19.                          Exhibits
a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (4)
4.1	Registration Rights Agreement dated April 6, 2010 (5)
4.2	Stockholders Rights Agreement dated August 2, 2010 (6)
4.3	Amendment No. 1 to Stockholders Rights Agreement dated August 2, 2010 by and between the Company and Computershare Inc., dated July 28, 2014 (7)
4.4	2012 Amended and Restated Equity Incentive Plan (8)
4.5	2015 Equity Incentive Plan
4.6	Administrative Services Agreement with UOT (9)
4.7	Broker Services Agreement, dated April 9, 2014, by and between the Company and Diana Enterprises Inc. (10)
4.8	Amendment to Broker Services Agreement, dated April 9, 2014, by and between the Company and Diana Enterprises Inc., dated July 28, 2014 (11)
4.9	Broker Services Agreement, dated April 1, 2015, by and between the Company and Diana Enterprises Inc.
4.10	Form of Vessel Management Agreement with UOT (12)
4.11	Amended and Restated Non-Competition Agreement with Diana Shipping Inc. (13)
4.12	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc. (14)
4.13	First Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated July 28, 2014 (15)
4.14	Second Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated September 9, 2015
4.15	Memorandum of Agreement for m/v Maersk Madrid (16)
4.16	Addendum No. 1 to the Memorandum of Agreement for m/v Maersk Madrid (17)
4.17	Memorandum of Agreement for m/v Maersk Malacca (18)
4.18	Memorandum of Agreement for m/v Maersk Merlion (19)
4.19	Memorandum of Agreement for m/v Cap San Raphael (20)

4.20	Memorandum of Agreement for m/v Cap San Marco (21)
4.21	Memorandum of Agreement for m/v APL Sardonyx (22)
4.22	Memorandum of Agreement for m/v APL Spinel (23)
4.23	Memorandum of Agreement for m/v APL Garnet (24)
4.24	Memorandum of Agreement for m/v Hanjin Malta (25)
4.25	Memorandum of Agreement for m/v Puelo (26)
4.26	Memorandum of Agreement for m/v Pucon (27)
4.27	Registration Rights Agreement dated June 15, 2011(28)
4.28	Share Purchase Agreement dated June 9, 2011(29)
4.29	Securities Purchase Agreement, dated July 28, 2014 (30)
4.30	Registration Rights Agreement, dated July 28, 2014 (31)
4.31	Loan Agreement with Royal Bank of Scotland plc, dated September 10, 2015
8.1	List of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
101
The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2015 and 2014; (2) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2015, 2014 and 2013; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2014 and 2013; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (6) Notes to Consolidated Financial Statements.

(1) Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
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
(7) Filed as Exhibit 99.3 to the Company's Current Report on Form 6-K on July 30, 2014.
(8) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on February 23, 2012.
(9) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(10) Filed as Exhibit 99.6 to the Company's Current Report on Form 6-K on July 30, 2014.
(11) Filed as Exhibit 99.7 to the Company's Current Report on Form 6-K on July 30, 2014.
(12) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(13) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(14) Filed as Exhibit 4.20 to the Company's Annual Report on Form 20-F on March 26, 2014.
(15) Filed as Exhibit 99.5 to the Company's Current Report on Form 6-K on July 30, 2014.
(16)  Filed as Exhibit 10.8 to the Company's Registration Statement on Form F-1 on May 9, 2011.
(17) Filed as Exhibit 10.9 to the Company's Registration Statement on Form F-1 on May 9, 2011.
(18) Filed as Exhibit 10.10 to the Company's Registration Statement on Form F-1 on May 9, 2011.
(19) Filed as Exhibit 10.11 to the Company's Registration Statement on Form F-1 on May 9, 2011.
(20) Filed as Exhibit 4.16 to the Company's Annual Report on Form 20-F on February 23, 2012.
(21) Filed as Exhibit 4.17 to the Company's Annual Report on Form 20-F on February 23, 2012.
(22) Filed as Exhibit 4.18 to the Company's Annual Report on Form 20-F on February 23, 2012.
(23) Filed as Exhibit 4.19 to the Company's Annual Report on Form 20-F on February 23, 2012.
(24) Filed as Exhibit 4.20 to the Company's Annual Report on Form 20-F on February 20, 2013.
(25) Filed as Exhibit 4.21 to the Company's Annual Report on Form 20-F on February 20, 2013.
(26) Filed as Exhibit 4.30 to the Company's Annual Report on Form 20-F on March 26, 2014.
(27) Filed as Exhibit 4.31 to the Company's Annual Report on Form 20-F on March 26, 2014.
(28) Filed as Exhibit 4.14 to the Company's Annual Report on Form 20-F on June 28, 2011.
(29) Filed as Exhibit 4.15 to the Company's Annual Report on Form 20-F on June 28, 2011.
(30) Filed as Exhibit 99.1 to the Company's Current Report on Form 6-K on July 30, 2014.
(31) Filed as Exhibit 99.2 to the Company's Current Report on Form 6-K on July 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: March 21, 2016

DIANA CONTAINERSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 21, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Containerships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015 of Diana Containerships Inc. and our report dated March 21, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2016

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2015 and 2014
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2015	2014
CURRENT ASSETS:
Cash and cash equivalents	$29,388	$82,003
Accounts receivable, trade	753	691
Inventories	3,704	2,307
Prepaid expenses and other assets	1,069	845
Restricted cash, current	-	600
Total current assets	34,914	86,446

FIXED ASSETS:
Vessels (Note 4)	421,903	333,078
Accumulated depreciation (Note 4)	(37,354)	(26,984)
Vessels' net book value (Note 4)	384,549	306,094

Property and equipment, net (Note 5)	987	1,089
Total fixed assets	385,536	307,183

Deferred charges, net	2,475	-
Restricted cash, non-current (Note 7)	9,000	9,270
Prepaid charter revenue (Note 6)	3,798	6,364
Total assets	$435,723	$409,263

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred financing costs (Note 7)	$14,897	$5,804
Related party financing, current (Note 3)	5,000	-
Accounts payable, trade and other	2,707	1,807
Due to related parties, current (Note 3)	105	136
Accrued liabilities	1,341	1,052
Deferred revenue, current (Note 8)	647	491
Total current liabilities	24,697	9,290

Long-term portion of bank debt, net of unamortized deferred financing costs (Note 7)	127,781	92,494
Related party financing, non-current (Note 3)	43,950	50,867
Other liabilities, non-current	121	169
Commitments and contingencies (Note 9)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 73,890,581 and 73,158,991 issued and outstanding as at December 31, 2015 and 2014, respectively (Note 10)	739	731
Additional paid-in capital (Note 10)	373,117	372,197
Other comprehensive income / (loss)	5	(68)
Accumulated deficit	(134,687)	(116,417)
Total stockholders' equity	239,174	256,443
Total liabilities and stockholders' equity	$435,723	$409,263

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2015	2014	2013
REVENUES:
Time charter revenues (Note 1)	$70,746	$65,678	$74,337
Prepaid charter revenue amortization (Note 6)	(8,566)	(11,610)	(20,322)
Time charter revenues, net	62,180	54,068	54,015

EXPENSES:
Voyage expenses (Note 11)	2,619	332	705
Vessel operating expenses (Note 11)	35,847	26,559	30,870
Depreciation and amortization of deferred charges (Note 4)	13,140	10,309	11,070
Management fees	-	-	305
General and administrative expenses (Note 3)	6,194	6,306	5,059
Impairment losses (Note 4)	6,607	-	42,323
Loss on vessels' sale (Note 4)	8,300	695	16,481
Foreign currency losses / (gains)	(55)	17	66
Operating income / (loss)	$(10,472)	$9,850	$(52,864)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3, 7 and 12)	$(7,166)	$(6,746)	$(4,554)
Interest income	107	134	72
Total other expenses, net	$(7,059)	$(6,612)	$(4,482)

Net income / (loss)	$(17,531)	$3,238	$(57,346)

Earnings/ (loss) per common share, basic and diluted (Note 13)	$(0.24)	$0.06	$(1.73)

Weighted average number of common shares, basic and diluted (Note 13)	72,876,441	51,645,071	33,159,328

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars)

	2015	2014	2013
Net income / (loss)	$(17,531)	$3,238	$(57,346)
Other comprehensive income / (loss) (Actuarial gain / (loss))	73	(68)	-
Comprehensive income / (loss)	$(17,458)	$3,170	$(57,346)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional	Other
	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2012	32,191,964	$322	$263,537	$-	$(25,101)	$238,758
- Net loss	-	-	-	-	(57,346)	(57,346)
- Issuance of common stock, net of issuance costs	2,859,603	28	12,328	-	-	12,356
- Compensation cost on restricted stock (Note 10)	-	-	371	-	-	371
- Dividends declared and paid (at $0.30, $0.30, $0.15 and $0.15 per share) (Note 13)	-	-	-	-	(29,674)	(29,674)
Balance, December 31, 2013	35,051,567	$350	$276,236	$-	$(112,121)	$164,465
- Net income	-	-	-	-	3,238	3,238
- Issuance of common stock, net of issuance costs	37,745,982	377	95,624	-	-	96,001
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	361,442	4	337	-	-	341
- Actuarial loss	-	-	-	(68)	-	(68)
- Dividends declared and paid (at $0.15, $0.05, $0.0025 and $0.0025 per share) (Note 13)	-	-	-	-	(7,534)	(7,534)
Balance, December 31, 2014	73,158,991	$731	$372,197	$(68)	$(116,417)	$256,443
- Net loss	-	-	-	-	(17,531)	(17,531)
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	731,590	8	920	-	-	928
- Actuarial gain	-	-	-	73	-	73
- Dividends declared and paid (at $0.0025, $0.0025, $0.0025 and $0.0025 per share) (Note 13)	-	-	-	-	(739)	(739)
Balance, December 31, 2015	73,890,581	$739	$373,117	$5	$(134,687)	$239,174

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
	2015	2014	2013
Cash Flows provided by Operating Activities:
Net income / (loss)	$(17,531)	$3,238	$(57,346)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 4)	13,140	10,309	11,070
Amortization of deferred financing costs (Note 12)	268	196	197
Amortization of deferred revenue (Note 8)	(50)	(221)	(107)
Amortization of prepaid charter revenue (Note 6)	8,566	11,610	20,322
Impairment losses (Note 4)	6,607	-	42,323
Loss on vessels' sale (Note 4)	8,300	695	16,481
Compensation cost on restricted stock awards (Note 10)	928	341	371
Actuarial gain / (loss)	73	(68)	-
(Increase) / Decrease in:
Accounts receivable, trade	(62)	(157)	(319)
Inventories	(1,397)	(343)	1,242
Prepaid expenses and other assets	(487)	(714)	(362)
Increase / (Decrease) in:
Accounts payable, trade and other	900	68	(933)
Due to related parties	604	600	(254)
Accrued liabilities	289	154	(619)
Deferred revenue	206	(310)	(406)
Other liabilities	(48)	89	80
Drydock costs	(2,861)	-	-
Net Cash provided by Operating Activities	$17,445	$25,487	$31,740

Cash Flows used in Investing Activities:
Vessel acquisitions and other vessel costs (Note 4)	(113,020)	(60,379)	(107,864)
Proceeds from sale of vessels, net of expenses	7,045	8,784	33,665
Acquisition of time charter (Note 6)	(6,000)	-	(8,500)
Land acquisition (Note 5)	-	(871)	-
Property and equipment additions	(39)	(29)	(421)
Insurance settlements	263	859	1,457
Net Cash used in Investing Activities	$(111,751)	$(51,636)	$(81,663)

Cash Flows provided by Financing Activities:
Proceeds from long term debt from a related party (Note 3)	-	-	50,000
Proceeds from long term bank debt (Note 7)	148,000	-	6,000
Repayments / prepayments of long term debt (Note 7)	(103,263)	-	-
Issuance of common stock, net of issuance costs	-	96,001	12,356
Payments of financing costs (Notes 3 and 7)	(3,177)	-	-
Cash dividends (Note 13)	(739)	(7,534)	(29,674)
Changes in restricted cash	870	-	(600)
Net Cash provided by Financing Activities	$41,691	$88,467	$38,082

Net increase/ (decrease) in cash and cash equivalents	$(52,615)	$62,318	$(11,841)
Cash and cash equivalents at beginning of period	$82,003	$19,685	$31,526
Cash and cash equivalents at end of period	$29,388	$82,003	$19,685

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for Interest payments, net of amounts capitalized	$5,571	$6,106	$3,783

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
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

The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary. As at December 31, 2015, the Company was the sole owner of all outstanding shares of the following subsidiaries:

a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Rongerik Shipping Company Inc.	Marshall Islands	Cap Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
4	Utirik Shipping Company Inc.	Marshall Islands	Cap Doukato	Marshall Islands	3,739	Feb-02	Feb-12	-
5	Dud Shipping Company Inc.	Marshall Islands	Pamina (ex Santa Pamina)	Marshall Islands	5,042	May-05	Nov-14	-
6	Kapa Shipping Company Inc. (Note 4)	Marshall Islands	YM Los Angeles	Marshall Islands	4,923	Dec-06	Apr-15	-
7	Mago Shipping Company Inc. (Note 4)	Marshall Islands	YM New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
8	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
9	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
10	Delap Shipping Company Inc.	Marshall Islands	March (ex YM March)	Marshall Islands	5,576	May-04	Sep-14	-
11	Jabor Shipping Company Inc.	Marshall Islands	Great (ex YM Great)	Marshall Islands	5,576	Apr-04	Oct-14	-
12	Meck Shipping Company Inc. (Note 4)	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
13	Langor Shipping Company Inc. (Note 4)	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	-
Vessel Owning Subsidiaries - Sold Vessels
14	Lemongina Inc. (Note 4)	Marshall Islands	Garnet (ex Apl Garnet)	Marshall Islands	4,729	Aug-95	Nov-12	Sep-15
15	Nauru Shipping Company Inc. (Notes 4 and 16)	Marshall Islands	Hanjin Malta	Marshall Islands	4,024	Jan-93	Mar-13	Feb-16
Other Subsidiaries
16	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
17	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

Until September 2015, the Company was also the sole owner of all outstanding shares of the companies Ralik Shipping Company Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., Mejit Shipping Company Inc. and Micronesia Shipping Company Inc., owners of the vessels Madrid, Malacca, Merlion, Sardonyx and Spinel, respectively, which were sold from April 2013 to February 2014. Following the disposal of the vessels, the ship-owning companies were dissolved in September 2015 and accordingly, they are no longer consolidated in the financial statements of the Company.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.
During 2015, 2014 and 2013, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2015	2014	2013
A	25%	-	-
B	10%	25%	23%
C	24%	31%	-
D	11%	-	16%
E	-	17%	38%
F	13%	14%	10%

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

(g)      Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2015 and 2014.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
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
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the year ended December 31, 2014 did not result in an indication of impairment, while in 2015 and 2013, the above mentioned review indicated for certain of the Company's vessels impairment charges, which are separately reflected in the accompanying consolidated statements of operations (Note 4).

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
December 31, 2015
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

(r)      Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. The unamortized dry-docking cost is reflected in Deferred Charges, net, in the accompanying consolidated balance sheets.

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

(v)      Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2015 and 2014.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
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

Recent Accounting Pronouncements

(a)        The Financial Accounting Standards Board ("FASB" or the "Board") and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards, or IFRS, and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company's financial position and performance. In August 2015, the Board issued ASU 2015-14-Revenue From Contracts With Customers that defers the effective period to annual reporting periods beginning after December 15, 2017.

(b)        In August 2014, the FASB issued Accounting Standards Update ("ASU" or "Update") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

(c)        In February 2015, the FASB issued the ASU 2015-02, "Consolidation (Topic 810)—Amendments to the Consolidation Analysis", which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. Management does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d)        In July 2015, the FASB issued ASU No. 2015-11 –Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. Management does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

(e)        In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on the Company's consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

3.      Transactions with Related Parties

a)    Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for the years ended December 31, 2015, 2014 and 2013, were $1,120, $1,007 and $971 respectively, and are included in Vessels and other vessels' costs, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying consolidated financial statements. As at December 31, 2015 and 2014, an amount of $17 and $79, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

b)    Diana Enterprises Inc. ("Diana Enterprises" or "DEI"): Diana Enterprises is a company controlled by the Company's CEO and Chairman and has entered into an agreement with DCI to provide brokerage services for a monthly fee of $121 until March 31, 2015, payable quarterly in advance. The agreement was renewed on April 1, 2015 for a further twelve months, with substantially similar fees and payment terms to the former agreement. For the years ended December 31, 2015, 2014 and 2013, total brokerage fees, amounted to $1,451, $1,450 and $1,425 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2015 and 2014, there was no amount due from or due to Diana Enterprises.

c)    Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and, until the amendment discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was repayable on August 20, 2017.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

On September 9, 2015, and in relation with the RBS refinance discussed in Note 7, the loan agreement with DSI was amended. The new loan agreement is extended until March 15, 2022, provides for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bears interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee will be charged thereafter. Furthermore, the Company agreed that it will pay at the final maturity date a flat fee of $200.

For 2015, 2014 and 2013, interest and back-end fee expense incurred under the loan agreement with DSI amounted to $2,745, $3,247 and $1,195, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations. As at December 31, 2015, the flat fee of $200 is included in Related party financing, non-current, in the accompanying consolidated balance sheets and in Interest and finance costs in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2015 and 2014 amounted to $103 and $57, respectively, and is included in Due to related parties, current, while accrued back-end fee as of December 31, 2014 amounted to $867, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets.

As of December 31, 2015, the repayment schedule of the loan is as follows:

Period	Principal Repayment
January 1, 2016 to December 31, 2016	$5,000
January 1, 2017 to December 31, 2017	5,000
January 1, 2018 to December 31, 2018	5,000
January 1, 2019 to December 31, 2019	5,000
January 1, 2020 to December 31, 2020	5,000
January 1, 2021 and thereafter	23,750
Total	$48,750

4.            Vessels

During 2014, the Company, through its subsidiaries Delap Shipping Company Inc., Jabor Shipping Company Inc. and Dud Shipping Company Inc., acquired from unaffiliated third parties the vessels "March", "Great" and "Pamina", respectively, for an aggregate purchase price of $60,300. An amount of $348 was deducted from the purchase price of the vessels, representing lumpsum compensations agreed with the sellers. In 2015, the Company, through its subsidiaries Kapa Shipping Company Inc. and Mago Shipping Company Inc., entered into two memoranda of agreement with unrelated parties, to acquire the container vessels "YM Los Angeles" and "YM New Jersey", respectively, for the purchase price of $21,500 each. The vessels were acquired with attached time charters, for which a deferred asset was recognized (Note 6). Later in 2015, the Company, through its subsidiaries Meck Shipping Company Inc. and Langor Shipping Company Inc., entered into two memoranda of agreement with unrelated parties, to acquire the container vessels "Rotterdam" and "Hamburg", for a purchase price of $37,500 and $38,500 respectively. An amount of $475 was deducted from the purchase price of the vessel "Rotterdam", representing a lumpsum compensation agreed with the sellers. Additional capitalized costs for the years ended December 31, 2015 and 2014 amounted to $495 and $427.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In 2015, the Company, after taking into account factors as the vessels' age and employment prospects under the current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including that certain vessels would be sold immediately after the expiration of their existing charter parties. This assessment concluded that the carrying value of the vessel Hanjin Malta was not recoverable and accordingly, the Company has recognized an impairment loss of $6,607, which is separately reflected in the 2015 accompanying statement of operations. The fair value of the vessel, which was sold subsequent to the balance sheet date (Note 16), was determined through Level 3 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. The vessel was measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The fair value and impairment loss of the specific vessel are presented below:

Vessel	Fair Value Measurement	Vessel Impairment Loss
Hanjin Malta	$5,020	$6,607

During 2014, the Company, through its subsidiary Mejit Shipping Company Inc., sold the vessel "Sardonyx" (ex "APL Sardonyx") to an unaffiliated third party for demolition, for a sale price of $9,722, net of address commission.  In 2015, the Company, through Lemongina Inc., entered into a memorandum of agreement to sell the vessel " Garnet" (ex " APL Garnet") to an unrelated party for demolition, for a sale price of $7,615, net of address commission. The aggregate loss from the sale of the vessels in 2015 and 2014, including direct to sale expenses, amounted to $8,300 and $695, respectively, and is separately reflected in the accompanying consolidated statements of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$284,108	$(18,736)	$265,372
- Acquisitions and other vessels' costs	60,379	-	60,379
- Vessels' disposals	(11,409)	1,929	(9,480)
- Depreciation for the period	-	(10,177)	(10,177)
Balance, December 31, 2014	$333,078	$(26,984)	$306,094
- Acquisitions and other vessels' costs	113,020	-	113,020
- Vessels' disposals	(17,588)	2,243	(15,345)
- Depreciation for the period	-	(12,613)	(12,613)
- Impairment charges	(6,607)	-	(6,607)
Balance, December 31, 2015	$421,903	$(37,354)	$384,549

As at December 31, 2015, certain of the Company's vessels, having a total carrying value of $275,602, were provided as collateral to secure the term facility with the Royal Bank of Scotland plc, discussed in Note 7.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

5.            Property and Equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$421	$(100)	$321
- Land acquisition	871	-	871
- Additions in equipment	29	-	29
- Depreciation for the period	-	(132)	(132)
Balance, December 31, 2014	$1,321	$(232)	$1,089
- Additions in property and equipment	39	-	39
- Depreciation for the period	-	(141)	(141)
Balance, December 31, 2015	$1,360	$(373)	$987

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

6.            Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets represent the unamortized balance of an asset associated with vessels acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements. In this respect, during 2015, the Company recognized prepaid charter revenue for the newly-acquired vessels "YM Los Angeles" and "YM New Jersey" (Note 4). As of December 31, 2015, the unamortized balance of the account relates to the vessels "Hanjin Malta", "YM New Jersey" and "YM Los Angeles", with their charter expiration falling the earliest in February, September and October 2016, respectively. Accordingly, the balance of the account as of December 31, 2015 is expected to be fully amortized within the next twelve months.
The movement of the prepaid charter revenue from vessel acquisitions with time-charter attached for the years ended December 31, 2015 and 2014 was as follows:
	Gross Amount	Accumulated Amortization	Net Amount
Balance, December 31, 2013	$42,500	$(24,526)	$	$ 17,974
- Amortization for the period	-	(11,610)		(11,610)
- Write-off of fully amortized assets	(9,000)	9,000		-
Balance, December 31, 2014	$33,500	$(27,136)	$	$ 6,364
- Additions	6,000	-		6,000
- Amortization for the period	-	(8,566)		(8,566)
- Write-off of fully amortized assets	(12,500)	12,500		-
Balance, December 31, 2015	$27,000	$(23,202)	$	$ 3,798

The amortization to revenues for 2015, 2014 and 2013 is separately reflected in Prepaid charter revenue amortization in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

7.            Long-Term Bank Debt, Current and Non-Current

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2015 Total	Current	Non-current	2014 Total	Current	Non-current
Royal Bank of Scotland - Revolving Credit facility	$-	$-	$-	$98,700	$6,000	$92,700
Royal Bank of Scotland - Term Loan	144,687	15,376	129,311	-	-	-
less unamortized deferred financing costs	(2,009)	(479)	(1,530)	(402)	(196)	(206)
Total bank debt, net of unamortized deferred financing costs	$142,678	$14,897	$127,781	$98,298	$5,804	$92,494

The Royal Bank of Scotland plc – Revolving Credit Facility: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An aggregate amount of $98,700 has been drawn down under the credit facility.

The facility would be available for five years with the maximum available amount reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeded the 20 years. In the event that the amounts outstanding at that time exceeded the revised Available Facility Limit, the Company would repay such part of the loan that exceeded the Available Facility Limit. The credit facility provided for interest at LIBOR plus a margin of 2.75% per annum, and effective June 1, 2013, for an increased margin of 3.10% per annum over LIBOR.

The facility was secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which were the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also included restrictions as to changes in certain shareholdings, management and employment of vessels, and required minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the facility agreement contained customary financial covenants and the Company was not permitted to pay any dividends that would result in a breach of the financial covenants. In 2013 and 2014, the Company entered into various supplemental agreements with the lenders, the main terms of which provided for security interest on the minimum cash held by the borrower in favor of the lenders and for changes in the definitions of certain financial covenants. In addition, the Company was required to provide additional vessels as collateral to secure the facility and was restricted from providing any security interest over the Company's assets in favor of DSI.

Based on the age of the financed vessels, an amount of $6,000 was repaid in August 2015. On September 15, 2015, in connection with the loan re-finance discussed below, the Company prepaid in full the outstanding balance of $92,700 and the facility was terminated. As a result of the debt modification, the unamortized balance of the related financing costs, amounting to $263, is amortized to Interest and finance costs, along with the new financing costs, over the life of the new term loan facility.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Royal Bank of Scotland plc – Term Loan: On September 10, 2015, the Company, through nine of its subsidiaries, entered into a loan agreement with RBS of up to $148,000, to re-finance the acquisition cost of seven of the Company's vessels, including the full prepayment of the existing facility agreement (discussed above), and to support the acquisition of the two newly acquired vessels, the "Hamburg" and the "Rotterdam" (Note 4). Until December 31, 2015, the Company drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1,875.

The loan bears interest at the rate of 2.75% per annum over LIBOR and is repayable in quarterly instalments and a balloon payment payable together with the last installment in September 2021. The Company paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, date of acceptance of the lenders' offer letter, until the drawdown dates.

The loan is secured by first preferred mortgages on nine vessels of the Company's fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contains customary financial covenants, minimum security value of the mortgaged vessels, requires minimum liquidity of $500 per vessel in the fleet and restricted cash of $9,000 to be deposited by the borrowers with the lenders for the duration of the loan. There are also restrictions as to changes in the DSI loan agreement, other than the amendment described in Note 3, in the securities purchase agreement that the Company has entered into in the private placement which took place in July 2014 (discussed in Note 10), in certain shareholdings and management of the vessels. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

The weighted average interest rate of the bank loans during 2015 and 2014 was 3.22% and 3.28%, respectively. During 2015, 2014 and 2013, total interest incurred on long-term bank debt, amounted to $3,541, $3,282 and $3,029, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 12).  Commitment fees incurred during 2015, 2014 and 2013, amounted to $329, $0 and $53, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations.

The maturities of the Company's debt facility described above, as of December 31, 2015, and throughout its term are as follows:

Period	Principal Repayment
January 1, 2016 to December 31, 2016	$15,376
January 1, 2017 to December 31, 2017	15,376
January 1, 2018 to December 31, 2018	15,376
January 1, 2019 to December 31, 2019	15,376
January 1, 2020 to December 31, 2020	15,376
January 1, 2021 and thereafter	67,807
Total	$144,687

8.	Deferred Revenue, Current

The amounts presented as deferred revenue, current in the accompanying consolidated balance sheets as of December 31, 2015 and 2014 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long-term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For 2015, 2014 and 2013, amortization of the deferred revenue from free lubricants amounted to $50, $221 and $107, respectively.

	2015	2014
Hires collected in advance	$647	$441
Deferred revenue from lubricants	-	50
Deferred Revenue, current	$647	$491

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
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

(b)      As at December 31, 2015, the majority of our vessels were operating under time charter agreements, while the rest of them were not chartered. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2015, non-cancelable time charter contracts until their expiration, are estimated at $21,819 until December 31, 2016.

10.  Changes in Capital Accounts

(a)    Compensation cost on restricted common stock: In 2010 the Company adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended in 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2015, 1,032,502 common shares remain available to be issued.  The plan is administered by our compensation committee, or such other committee of the Company's Board of Directors as may be designated by the Board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

In May 2015, the Company's board of directors approved to adopt the Diana Containerships Inc. 2015 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2010 Equity Incentive Plan.  Under the 2015 Equity Incentive Plan, an aggregate of 5,000,000 common shares were reserved for issuance. The plan is administered by the compensation committee, or such other committee of the Company's board of directors as may be designated by the board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During 2015, the Company's Board of Directors approved the grant of restricted common stock to the executive management pursuant to the Company's equity incentive plan, and in accordance with terms and conditions of restricted shares award agreements signed by the grantees. The restricted shares are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods, which is 3 years.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2015, 2014 and 2013, compensation cost on restricted stock amounted to $928, $341 and $371, respectively, and is included in General and administrative expenses. At December 31, 2015 and 2014, the total unrecognized compensation cost relating to restricted share awards was $1,797 and $1,049, respectively. At December 31, 2015, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.07 years. During 2015, 2014 and 2013, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Outstanding at December 31, 2013	13,334	$7.50
Granted	361,442	3.72
Vested	(13,334)	7.50
Outstanding at December 31, 2014	361,442	$3.72
Granted	731,590	2.29
Vested	(120,481)	3.72
Outstanding at December 31, 2015	972,551	$2.64

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

(d)    Stockholders Rights Agreement: In 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2015 and 2014, no Rights were exercised.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

11.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2014	2013
Voyage Expenses
Port charges	$52	$-	$30
Bunkers	1,284	5	50
Commissions	1,283	327	625
Total	$2,619	$332	$705

Vessel Operating Expenses
Crew wages and related costs	$17,626	$14,415	$16,944
Insurance	2,454	1,772	1,891
Spares and consumable stores	11,134	6,075	8,071
Repairs and maintenance	3,322	3,359	3,277
Tonnage taxes (Note 14)	644	526	356
Environmental costs	238	201	-
Other operating expenses	429	211	331
Total	$35,847	$26,559	$30,870

12.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2014	2013
Interest expense on bank debt (Note 7)	$3,541	$3,282	$3,029
Interest expense and other fees on related party debt (Note 3)	2,945	3,247	1,195
Amortization of deferred financing costs (Note 7)	268	196	197
Commitment fees and other (Note 7)	412	21	133
Total	$7,166	$6,746	$4,554

13.	Earnings / (Loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 972,551, as at December 31, 2015, and 361,442 as at December 31, 2014 (Note 10), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during 2015, 2014 and 2013 amounted to $739, $7,534 and $29,674, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. For 2015 and 2013 and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share are the same amount. For 2014, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provision of ASC 260, was anti-dilutive.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	2015		2014		2013
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss)	$(17,531)	$(17,531)	$3,238	$3,238	$(57,346)	$(57,346)
Less distributed earnings allocated to restricted shares	-	-	(50)	(50)	-	-
Net income/ (loss) available to common stockholders	(17,531)	(17,531)	3,188	3,188	(57,346)	(57,346)

Weighted average number of common shares, basic	72,876,441	72,876,441	51,645,071	51,645,071	33,159,328	33,159,328
Effect of dilutive restricted shares	-	-	-	-	-	-
Weighted average number of common shares, diluted	72,876,441	72,876,441	51,645,071	51,645,071	33,159,328	33,159,328

Earnings / (loss) per common share, basic and diluted	$(0.24)	$(0.24)	$0.06	$0.06	$(1.73)	$(1.73)

14.	Income Taxes

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

15.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2015 and 2014.

16.      Subsequent Events

(a)    Receipt of NASDAQ Notice: On January 14, 2016, the Company received written notification from The NASDAQ Stock Market LLC indicating that, because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement for The Nasdaq Global Select Market. The applicable grace period to regain compliance is until July 12, 2016. Within this period, the Company intends to complete a reverse stock split, in order to regain compliance. In this respect, on February 24, 2016, the Annual General Meeting of Shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation granting authority to the Company's board of directors to effect a reverse stock split on or before the Company's 2017 Annual Meeting of Shareholders.

(b)    Vessel's sale for demolition: On February 16, 2016, the Company, through Nauru Shipping Company Inc., entered into a memorandum of agreement to sell the vessel "Hanjin Malta" to an unrelated party for demolition, for a sale price of $5,044 before commissions. On March 9, 2016, the vessel was delivered to her new owners.

(c)    Equity incentive plan and annual bonus: On February 24, 2016, the Company's Board of Directors approved a cash bonus of about $180 to all employees and consultants of the Company and a cash bonus of about $242 to Diana Enterpsises Inc. In addition, the Board approved an award of 999,989 of restricted common stock to the executive management and the non-executive directors, pursuant to the Company's 2010 equity incentive plan, as amended in 2012. The fair value of the restricted shares based on the closing price on the date of granting was about $380 and will be recognized in income ratably over the restricted shares vesting period which will be 3 years.

(d)    Declaration of dividends: On March 1, 2016, the Company declared dividends amounting to $0.0025 per share, which will be paid on or around March 30, 2016 to stockholders of record as of March 15, 2016.