Form 20-F
period 2016-12-31
Diana Containerships Inc.
filed 2017-02-16
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

 ☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Mr. Ioannis Zafirakis Pendelis 18, 17564 Palaio Faliro, Athens, Greece Tel: + 30-216-600-24000, Fax: + 30-216-600-2599 E-mail: izafirakis@dcontainerships.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	The NASDAQ Stock Market LLC__
Preferred stock purchase rights	The NASDAQ Stock Market LLC__

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

As of December 31, 2016, there were 9,361,274 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes ☐  No☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 Yes☐  No ☒
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
☒ Yes      ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.             Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes    ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
             Yes  ☐ No ☐

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
The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.
All share and per share amounts disclosed in this annual report give retroactive effect to a one-for-eight reverse stock split effected on June 9, 2016, for all periods presented.
	For the years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Time charter revenues	$36,992	$70,746	$65,678	$74,337		$68,835
Prepaid charter revenue amortization	(3,798)	(8,566)	(11,610)	(20,322)		(12,204)
Time charter revenues, net	33,194	62,180	54,068	54,015		56,631
Voyage expenses	3,169	2,619	332	705		1,404
Vessel operating expenses	30,213	35,847	26,559	30,870		28,969
Depreciation and amortization of deferred charges	12,740	13,140	10,309	11,070		12,476
Management fees	-	-	-	305		1,551
General and administrative expenses	7,241	6,194	6,306	5,059		3,468
Impairment losses	118,861	6,607	-	42,323		-
Loss on vessels' sale	2,899	8,300	695	16,481		-
Foreign currency losses / (gains)	111	(55)	17	66		(194)

Operating income / (loss)	(142,040)	(10,472)	9,850	(52,864)		8,957
Interest and finance costs	(7,094)	(7,166)	(6,746)	(4,554)		(3,066)
Interest income	120	107	134	72		78

Net income / (loss)	$(149,014)	$(17,531)	$3,238	$(57,346)	$	$ 5,969

Earnings / (loss) per common share, basic and diluted	$(16.28)	$(1.92)	$0.49	$(13.84)	$	$ 1.77
Dividends declared and paid, per share	$0.04	$0.08	$1.64	$7.20		$8.00
Weighted average number of common shares, basic and diluted	9,150,574	9,109,555	6,455,634	4,144,916		3,366,817

	As of and for the years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$8,316	$29,388	$82,003	$19,685	$31,526
Total current assets	22,875	34,914	86,446	22,980	36,912
Vessels' net book value	240,352	384,549	306,094	265,372	260,945
Property and equipment, net	946	987	1,089	321	-
Restricted cash	9,000	9,000	9,870	9,870	9,270
Total assets	266,531	435,723	409,263	316,709	337,045
Total current liabilities	129,863	24,697	9,290	3,779	6,110
Bank debt (net of unamortized deferred financing costs)	127,129	142,678	98,298	98,102	91,906
Related party financing	45,617	48,950	50,867	50,233	-
Total stockholders' equity	$90,880	$239,174	$256,443	$164,465	$238,758

Cash Flow Data:
Net cash provided by/ (used in) operating activities	$(11,963)	$17,445	$25,487	$31,740	$31,346
Net cash provided by / (used in) investing activities	10,574	(111,751)	(51,636)	(81,663)	(149,960)
Net cash provided by / (used in) financing activities	(19,683)	41,691	88,467	38,082	108,786

Fleet Data:
Average number of vessels (1)	13.1	12.6	8.8	9.6	8.6
Number of vessels at end of period	12.0	14.0	11.0	9.0	10.0
Ownership days (2)	4,780	4,600	3,198	3,516	3,156
Available days (3)	4,735	4,515	3,198	3,516	3,156
Operating days (4)	3,304	4,155	3,189	3,442	3,150
Fleet utilization (5)	69.8%	92.0%	99.7%	97.9%	99.8%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$ 6,341	$ 13,192	$ 16,803	$ 15,162	$ 17,499
Daily vessel operating expenses (7)	6,321	7,793	8,305	8,780	9,179

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

	For the years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$33,194	$62,180	$54,068	$54,015	$56,631
Less: voyage expenses	(3,169)	(2,619)	(332)	(705)	(1,404)

Time charter equivalent revenues	$30,025	$59,561	$53,736	$53,310	$55,227

Available days	4,735	4,515	3,198	3,516	3,156
Time charter equivalent (TCE) rate	$6,341	$13,192	$16,803	$15,162	$17,499

(7)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

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
The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates subsequently improved and stabilized somewhat, although current rates remain below their long-term averages and may decline further. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, most of which are scheduled to expire in the first half of 2017, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.
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
Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. When our containerships' charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. Currently, four of our vessels are in lay up, meaning temporarily idle and removed from commercial operations. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.
Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 to 2015, especially for medium to smaller size containerships.   Although freight rates recovered somewhat throughout 2016, rates remained below their historical averages, which has adversely affected their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, have reduced demand for containership charters compared to historical averages. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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
According to industry sources, as of February 14, 2017, newbuilding containerships with an aggregate capacity of 3,157 million TEUs, representing approximately 15.84% of the total worldwide containership fleet capacity as of that date, were on order. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.
The reduction in charter rates may cause certain vessel owners or operators, including us, to elect to "lay up" one or more of its vessels for an extended period of time.  The lay up of a vessel significantly reduces the vessel's operating costs during the lay up period, but the owners will continue to incur certain expenses relating to maintenance, insurance and debt service costs, among others.  In addition, vessel owners will incur expenditures to re-commission a vessel and place it back into service, the amount of which cannot generally be determined at the time of lay up.  These expenditures may be extensive, and may delay the eventual re-activation of the vessel until such time as the owner determine that there is a sustainable rebound in charter rates, which may result in lost earnings during the early stages of a recovery. Currently, four of the vessels in our fleet are in lay up. There is a risk that we may elect to lay up one or more additional vessels in the future.
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
As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
A decrease in the level of China's export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for export from China and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our charterers' business and have a material adverse impact on our business, results of operations and financial condition.
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
Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. For example, in September 2016, we recognized $118.9 million of impairment charges for seven of our vessels.
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
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and adversely affect our business.
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
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nation's International Maritime Organization's, or the IMO, International Convention for the Safety of Life at Sea of 1974, or SOLAS.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. If this were to happen to one or more of our vessels, it could negatively impact our results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, or ECAs, thereunder, SOLAS, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention of Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the ISM Code.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.  For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial, or we may face substantial taxes on bunkers. Additionally, we cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.
In addition, we are subject to the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in 2004. The BWM Convention requires vessels to install expensive ballast water treatment at the first MARPOL renewal survey after the convention becomes effective.  The BWM Convention's implementing regulations call for a phased introduction of mandatory concentration limits.  All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. The process to verify global tonnage figures to assess the BWM Convention's entry into force has completed.  On September 8, 2016, this threshold was met (with 52 countries making up 35.14%).  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS.  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. The IMO's Marine Environment Protection Committee, or MEPC, adopted updated "guidelines for approval of ballast water management systems (G8)" at its 70th session in October 2016, MEPC 70. G8 updates previous guidelines concerning procedures to approve BWMS.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our containerships is also affected by the requirements in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our Manager, UOT, implements for compliance with the ISM Code.
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
Continuing conflicts and recent developments in Russia, North Korea, the Middle East, including Iraq, Syria, and North Africa, and the presence of U.S. and other armed forces in the Middle East,  may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the  Sulu Sea and the Gulf of Guinea.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2016, and we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
The market value of our vessels is related to prevailing freight charter rates. While the market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.  The market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:
•	the prevailing level of charter hire rates;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies and other modes of transportation;
•	the types, sizes and ages of vessels;
•	the supply and demand for vessels;
•	applicable governmental regulations;
•	technological advances; and
•	the cost of newbuildings.
As a result of the decline in the market value of our fleet, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.
The market values of our vessels have declined, and we have not been in compliance with certain of the financial covenants in our secured credit facility, which may adversely affect our operating results.
Our $148.0 million loan agreement with The Royal Bank of Scotland plc dated September 10, 2015, as amended on September 12, 2016, or the RBS Loan, which is secured by mortgages on our vessels, requires us to comply with certain financial covenants, including maintenance of a minimum ratio of the market value of the mortgaged vessels under the facility to the amount outstanding under the facility. Due to a significant decline in the market value of our vessels, we are not in compliance with certain of these financial covenants, which led us to classify our loan balance of $128.9 million in current liabilities in our financial statements as of December 31, 2016. If we are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facility could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, the RBS Loan as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2017.
Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event we are unable to continue as a going concern, except for the current classification of debt. However, there are material uncertainties related to events or conditions which raise substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.
Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Given the prolonged market downturn in the containerships segment and the continued depressed outlook on charter rates and vessels' market values, we expect that cash on hand and cash provided by operating activities might not be sufficient to cover our liquidity needs that become due within one year after the date that the financial statements are issued.  In addition, as described above, we are not in compliance with certain financial covenants under our $148.0 million loan agreement with The Royal Bank of Scotland plc.  We believe that our lenders will not demand payment of the loan before its maturity, since we intend to continue to pay interest and loan installments as they fall due under the existing loan facility. In addition we are also exploring several alternatives aiming to manage our working capital requirements, including seeking for more favorable chartering opportunities, future equity or debt security offerings, subject to lenders' consent, and potential sale of vessels or a combination thereof. However, there can be no assurance that such efforts will be successful, and accordingly, that our independent registered public accounting firm's report on our future financial statements for any future period will not include a similar explanatory paragraph. Our independent registered public accounting firm's expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.
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
Currently, we have secured time charters for our operating vessels with minimum remaining durations up to 9 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.
Our executive officers and directors do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our executive officers and directors are involved in other business activities, such as the operation of Diana Shipping Inc., which we refer to as Diana Shipping or DSI, and are not required to work full-time on our affairs. This may result in such executive officers and directors spending less time than is necessary to manage our business successfully, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Certain existing shareholders currently own a significant portion of our outstanding common shares, which may limit your ability to influence our actions.
Diana Shipping currently owns approximately 25.7% of our outstanding common stock and our executive officers and non-executive directors collectively own approximately 5.4% of our outstanding common stock. Accordingly, certain of our existing shareholders have the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as certain of our existing shareholders continue to own a significant amount of our equity, even though the amount held by each such shareholder represents less than 50% of our voting power, they will continue to be able to exercise considerable influence over our decisions.
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
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB") inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
Restrictive covenants in our credit facilities may impose financial and other restrictions on us.
We entered into a $148.0 million secured loan facility with The Royal Bank of Scotland plc, or RBS, in September 2015 in order to refinance part of the acquisition costs of certain of our vessels and to partially finance the acquisition of two new vessels, after we repaid the $98.7 million credit facility we had with the same bank. This loan facility was amended in September 2016. In addition, in May 2013, we entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., one of our major shareholders, to be used to fund vessels acquisitions and for general corporate purposes. This loan agreement was amended in July 2014 and September 2015 and further amended in September 2016 . As of December 31, 2016 and currently, we had $174.3 million of principal debt outstanding under our loan facilities. As of December 31, 2016 and the date hereof we did not have any remaining borrowing capacity under our loan agreements.
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
Under our vessel management agreements with UOT, our Manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels' market value. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

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
Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.
LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by our outstanding loan facilities fluctuate with changes in LIBOR, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.
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
We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2016 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

Risks Relating to our Common Shares
Our board of directors decided to suspend the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.
Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflects our board of director's determination that it is in the best long-term interest of the Company and its shareholders to aggressively preserve liquidity to manage current market conditions and be in a position to benefit from an eventual sector recovery.  Our dividend policy will be assessed by our board of directors from time to time.
Our policy, historically, was to declare a variable quarterly dividend each February, May, August and November equal to available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.
The declaration and payment of dividends, at times when we have sufficient funds and we are not restricted from our lenders or from any other party, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international containership sector is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
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
The market price of our common shares has been and may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.
 Our common shares commenced trading on The Nasdaq Global Market on January 19, 2011. Since January 2, 2013, our common shares have traded on The Nasdaq Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. The Nasdaq Global Select Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

On June 9, 2016, we effected a one-for-eight reverse stock split of our common shares, par value $0.01 per share.  Our shareholders approved the reverse stock split at our annual general meeting of shareholders held on February 24, 2016. Our common shares began trading on a split-adjusted basis on The Nasdaq Global Select Market at the opening of trading on June 9, 2016. There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with the reverse stock split.
The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
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
The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.
Future offerings of debt securities and amounts outstanding under current and future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of our common stock.
On September 10, 2015, we entered into an agreement for a loan facility of $148.0 million with RBS, which was amended on September 12, 2016, and on May 20, 2013 we entered into an unsecured loan agreement of $50 million with Diana Shipping, which was amended on July 28, 2014 and September 9, 2015, and further amended on September 12, 2016. In addition, on January 26, 2017, we filed with the SEC a shelf registration statement on Form F-3, which, when declared effective, will give us the ability to offer and sell, within a three year period, up to $250.0 million of our securities. In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Any preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stocks or lenders with respect to our credit facilities and other borrowings.

We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company, and our subsidiaries, which are directly or indirectly wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends. Also, our subsidiaries are limited by Marshall Islands law which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.
Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.
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
 As of December 31, 2016, and currently, we have 9,361,274 shares of common stock outstanding and in January 2017, we filed with the SEC a shelf registration statement on Form F-3, which, when declared effective, will give us the ability to offer and sell, within a three year period, up to $250.0 million of our securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units.
We may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and our capital needs.  The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders. We have entered into a registration rights agreement with Diana Shipping that entitles it to have all the shares of our common stock that it owns registered for re-sale in the public market under the Securities Act.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.
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
It may not be possible for our investors to enforce judgments of U.S courts against us.
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

In addition, we have entered into an amended and restated stockholders rights agreement, or the Stockholders Rights Agreement, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.
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
On June 9, 2016, we effected a one-for-eight reverse stock split of our common shares, par value $0.01 per share and the number of our common shares issued and outstanding at that date was reduced from 74,890,570 to 9,361,274. Our shareholders approved the reverse stock split at our annual general meeting of shareholders held on February 24, 2016. Our common shares began trading on a split-adjusted basis on The Nasdaq Global Select Market at the opening of trading on June 9, 2016. There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with the reverse stock split. All share and per share amounts disclosed in this annual report give effect to the reverse stock split retroactively, for all periods presented.
Business Development and Capital Expenditures and Divestitures
In 2014, we entered into various supplemental agreements with The Royal Bank of Scotland plc, lenders of  the then existing revolving credit facility of up to $100.0 million, which provided for certain amendments of the terms of the initial facility agreement. The loan was repaid in full in September 2015, when we entered into a new loan agreement with The Royal Bank of Scotland plc  for up to $148.0 million, discussed below.
In February 2014, we sold the m/v Apl Sardonyx, to unrelated parties for demolition, for the sale price of $9.7 million, net of address commission. The vessel was delivered to her new owners in the same month.
In July 2014, we entered into an agreement to sell 4,581,673 shares of our common stock in a private placement (the "Private Placement") to a group of investors including Diana Shipping, unaffiliated institutional investors, and our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, and a member of his family, along with other members of the Company's senior management, at a purchase price of $20.08 per share. In the transaction, Diana Shipping purchased common shares of value $40.0 million, two institutional investors not affiliated with us whose manager is based in the United States together purchased common shares of value $40.0 million, and Mr. Palios and a member of his family, along with other members of the Company's senior management, purchased common shares of an aggregate value $12.0 million.  The transaction closed on July 29, 2014. In connection with the Private Placement, we entered with our respective counterparties, into amendments to the brokerage services agreement with Diana Enterprises Inc., the loan agreement with Diana Shipping Inc., the facility agreement with The Royal Bank of Scotland plc and the then existing stockholders rights agreement.  The net proceeds received from the transaction, after deducting offering expenses payable by us, amounted to $91.3 million.  The purchasers received customary registration rights with respect to the shares purchased in the Private Placement.  The transaction was approved by an independent committee of our Board of Directors, which obtained a fairness opinion from Houlihan Lokey Financial Advisors, Inc. regarding the financial fairness to us of the aggregate purchase price to be received by us in the transaction.  For more information on the Private Placement, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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
In July 2015, we entered, through two separate wholly-owned subsidiaries, into two Memoranda of Agreement with unrelated parties, to acquire two Post-Panamax container vessels of approximately 6,494 TEU capacity, the 2009-built m/v Hamburg and the 2008-built m/v Rotterdam, for the purchase price of $38.5 million and $37.5 million, respectively. The vessels were delivered to us in November and September 2015, respectively.
In September 2015, we sold the m/v Garnet (ex Apl Garnet) to unrelated parties for demolition, for the sale price of $7.6 million, net of address commission. The vessel was delivered to her new owners in the same month.
In September 2015, we, through nine separate wholly-owned subsidiaries, entered into a loan agreement with RBS of up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the existing facility agreement with RBS, and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam (discussed above). The  loan facility had a term of six years, was repayable in quarterly installments and a balloon payment payable together with the last installment, and bore interest at the rate of 2.75% per annum over LIBOR. Until December 31, 2015, we drew down in full the $148.0 million. In connection with this loan, we paid arrangement and structuring fees amounting to $1.9 million and a commitment fee of 1.375% per annum on the undrawn amount of the loan until the drawdown dates.
In September 2015, and in relation with the RBS refinance discussed above, the loan agreement with Diana Shipping was amended. The loan agreement is extended until March 2022, provided for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bore interest at LIBOR plus margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee would be charged thereafter. Furthermore, we agreed that we will pay at the final maturity date a flat fee of $0.2 million.
In February 2016, we sold the m/v Hanjin Malta to unrelated parties for demolition, for the sale price of $4.8 million, net of commissions. The vessel was delivered to her new owners in March 2016.

In August 2016, we entered into a First Amended and Restated Stockholders Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent, which amended and restated in its entirety the original Stockholders Rights Agreement between the Company and Mellon Investor Services LLC, dated as of August 2, 2010, as amended on July 28, 2014. Pursuant to the Rights Agreement, each share of our common stock includes one right, which we refer to as a Right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00, subject to specified adjustments.
In September 2016, we amended our $148.0 million loan agreement with RBS dated September 10, 2015 (discussed above). Amendments to the RBS loan agreement included, among others things, the prepayment of $7.6 million by September 15, 2016; a reduction in the first four consecutive quarterly repayment installments under each tranche, to be repaid ratably over the remaining quarterly installments, and the deferral of all quarterly repayments until September 15, 2017; the creation of a new $8.9 million tranche, or the Deferred Tranche, out of the reallocation of amounts due under the existing tranches, whose repayment will commence on March 15, 2019; a prohibition on the payment of dividends until the later of prepayment or repayment in full of the Deferred Tranche and September 15, 2018; and a prohibition on the incurrence of additional indebtedness (with the exception of intra-group debt) or the acquisition of additional vessels until September 15, 2018.
In September 2016, as a condition to the RBS loan amendments discussed above, we also amended our $50.0 million loan agreement with Diana Shipping Inc. dated May 20, 2013, as amended in July 2014 and September 2015, to, among other things, defer its repayment until the later of the repayment or prepayment in full by the Company of the Deferred Tranche under the RBS loan and September 15, 2018.
As of September 30, 2016 and thereafter, due to a significant decline in the market value of our vessels, we were not in compliance with certain financial covenants in the RBS loan agreement, as well as with the required covenant for the minimum required security cover ("hull cover ratio"). As advised by the lenders, to rectify the shortfall of the minimum required security cover, we would have to repay to RBS an amount of $18.9 million, or provide additional security. Due to these technical breaches in our loan covenants, we have classified our bank debt as of December 31, 2016 in current liabilities.
In November 2016, we sold the m/v Angeles (ex YM Los Angeles) to unrelated parties for demolition, for the sale price of $6.4 million, net of commissions. The vessel was delivered to her new owners in the same month.
In January 2017, we filed with the SEC a shelf registration statement on Form F-3. The shelf registration statement, when declared effective, will give us the ability to offer and sell, within a three year period, up to $250.0 million of our securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units. We may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and our capital needs.
B.          Business Overview
We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.
As of the date of this annual report, our fleet consists of six panamax and six post-panamax containerships with a combined carrying capacity of 61,517 TEU and a weighted average age of 10.7 years. As at December 31, 2016, our fleet consisted of six panamax and six post-panamax containerships with a combined carrying capacity of 61,517 TEU and a weighted average age of 10.6 years. As at December 31, 2015, our fleet consisted of eight panamax and six post-panamax containerships with a combined carrying capacity of 70,464 TEU and a weighted average age of 10.3 years. As at December 31, 2014, our fleet consisted of seven panamax and four post-panamax containerships with a combined carrying capacity of 52,359 TEU and a weighted average age of 11.2 years.
During 2016, 2015 and 2014, we had fleet utilization of 69.8%, 92.0%, and 99.7%, respectively, our vessels achieved a daily time charter equivalent rate of $6,341, $13,192, and $16,803, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $33.2 million, $62.2 million and $54.1 million, respectively.
Set forth below is summary information concerning our fleet as at February 16, 2017:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU

6 Panamax Container Vessels
SAGITTA	A	$5,850	3.50%	CMA CGM	27-Jan-16	24-Jan-17	1
		$5,775	3.50%		24-Jan-17	24-Mar-17 - 24-May-17
2010 3,426
CENTAURUS	A	$5,500	3.50%	CMA CGM	22-Nov-16	22-Feb-17 - 22-Aug-17	2
2010 3,426
NEW JERSEY		-	-	-	-	- - -	3
(ex YM New Jersey)
2006 4,923
PAMINA		-	-	-	-	- - -	4
(ex Santa Pamina)
2005 5,042
DOMINGO	B	$6,150	3.50%	CMA CGM	11-Apr-16	18-Jan-17	5
(ex Cap Domingo)
		$6,000	5.00%	Nile Dutch Africa Line B.V.	1-Mar-17	26-Apr-17 - 1-Jan-18	6,7
2001 3,739
DOUKATO	B	$6,250	3.75%	Rudolf A. Oetker KG	23-Jan-16	16-Feb-17	8,9
(ex Cap Doukato)
		-	-	VASI Shipping Pte. Ltd.	17-Feb-17	6-Apr-17 - 13-Apr-17	6,10,11
2002 3,739
6 Post - Panamax Container Vessels
PUELO	C	$6,500	3.75%	MSC-Mediterranean Shipping Co. S.A., Geneva	17-May-16	17-Apr-17 - 17-Jun-17	12
2006 6,541
PUCON	C	-	-	-	-	- - -	13
2006 6,541
MARCH	D	$6,075	5.00%	SeaGo Line A/S	3-Jul-16	7-Feb-17	14
(ex YM March)
		$6,850	1.25%	Hapag-Lloyd AG	15-Feb-17	25-Nov-17 - 25-Apr-18	15
2004 5,576
GREAT	D	-	-	-	-	- - -	16
(ex YM Great)
2004 5,576
HAMBURG	E	$6,700	3.50%	CMA CGM	9-Jan-17	9-Mar-17 - 9-Dec-17
2009 6,494
ROTTERDAM	E	$6,200	5.00%	Maersk Line A/S	27-Apr-16	20-Feb-17 - 27-Feb-17	17,18
		$6,890	3.50%	CMA CGM	7-Mar-17	7-Nov-17 - 7-Feb-18	6
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
1  In January 2017, the Company agreed to extend as from January 24, 2017 the previous charter party with CMA CGM for a period of minimum 2 months to maximum 4 months at a gross charter rate of US$5,775 per day.

2 Vessel on unscheduled maintenance from September 19, 2016 to November 16, 2016.
3 As of October 11, 2016, vessel has been placed on lay-up, in Malaysia.
4 As of October 10, 2016, vessel has been placed on lay-up, in Malaysia.
5 Currently without an active charterparty.

6 Estimated delivery date to the charterers.
7 The Company has the option to withdraw the vessel any time after the completion of the first 6 months charter period against a 60 day Notice of Withdrawal from service to be tendered from Owners  earliest 4 months after delivery.

8 In January 2016, the Company agreed to extend as from January 23, 2016 the previous charter party with Rudolf A. Oetker KG for a period of minimum 3 months to maximum 12 months at a gross charter rate of US$6,250 per day.

9 As per addendum dated November 14, 2016, owners and charterers mutually agreed to extend the maximum redelivery date from January 23, 2017 to February 25, 2017.
10 Redelivery dates based on an estimated time charter trip duration of about 48-55 days.
11 Repositioning trip. Charterers to supply 1600 mts IFO 380 cst and 85 mts MGO for SECA areas fuel at the time of delivery. This will be the maximum required quantity on charterers' account for the trip from UK / Continent upto redelivery China. In case that vessel will burn less quantities than the supplied ones then Company to refund charterers with the difference between the supplied and the actual consumed quantity. After 54 days, charterers will pay US$5,500 per day until redelivery of the vessel. Total commission paid to third parties US$5,000.

12 The charterer has the option to further employ the vessel for a twelve (12) month period, at a gross charter rate of US$8,600 per day starting twelve (12) months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further twelve (12) month period, at a  gross charter rate of US$20,000 starting twenty-four (24) months after delivery of the vessel to the charterer. Charterer has the option to employ the vessel for plus or minus thirty (30) days on final declaration.  All gross charter rates include a 3.75% commission paid to third parties. Options must be declared by the charterer not later than nine (9) months for the first option and twenty (20) months for the second option after the delivery of the vessel to the charterer.

13 As of July 27, 2016, vessel has been placed on lay-up, in Malaysia.
14 The charter rate commenced 10 days after the delivery of the vessel to the charterers.
15 Charterers will pay US$1 per day for the first 15 days of the charter period.
16 As of September 27, 2016, vessel has been placed on lay-up, in Malaysia.
17 Estimated redelivery date from the charterers.
18 In March 2016, the Company agreed to extend as from April 27, 2016 (00:01) the previous charter party with Maersk Line A/S for a period of minimum 6 months to about 13 months at a gross charter rate of US$6,200 per day.

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

Management of Our Fleet
The business of Diana Containerships Inc. is the ownership of containerships.  Diana Containerships Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as providing administrative services relating to the fleet's operations, are carried out since March 1, 2013, by UOT, our fleet manager. In exchange for providing us with commercial and technical services, we pay our Manager a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements. For the laid-up vessels of our fleet, in addition to the management services provided by UOT, we have also appointed Wilhelmsen Ship Management LTD, an unaffiliated third party, to provide specific management services in relation to the laying-up for a fixed monthly fee for each laid-up vessel.
Business Strategy
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
Acquire high quality containerships throughout the shipping cycle
At times when we have sufficient funds and we are not restricted from our lenders or from any other party, we will seek to provide attractive returns to our investors by making accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. We will continue to initially focus on vessels ranging from 3,500 TEU to 8,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.
Our Customers
Our customers include national, regional, and international companies, such as Maersk Line A/S, CMA CGM, MSC Mediterranean Shipping Co S.A, Geneva, Rudolf A. Oetker KG, VASI Shipping Pte. Ltd, SeaGo Line A/S and Yang Ming (UK, G) Ltd. During 2016, three of our charterers accounted for 67% of our revenues: Yang Ming (UK)Ltd (34%), Maersk Line A/S (22%) and CMA CGM (11%). During 2015, five of our charterers accounted for 83% of our revenues: Yang Ming (UK)Ltd (25%), Maersk Line A/S (11%), Reederei Santa Containerschiffe / Rudolf A. Oetker KG (10%), CSAV Valparaiso / Hapag Lloyd A.G Hamburg (24%) and Hanjin Shipping Co. Ltd (13%). During 2014, four of our charterers accounted for 87% of our revenues: Reederei Santa Containerschiffe MbH & Co. (25%), CSAV Valparaiso (31%), NOL Liner (Pte) Ltd (17%) and Hanjin Shipping Co. Ltd (14%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.

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
•          Post Panamax:
Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to transit through the existing Panama Canal due to dimension restrictions. However, the Panama Canal was widened in 2016, and the expansion allows ships with capacity of up to about 13,000 TEU to transit the waterway. Ships of this size can be considered the workhorses of many smaller or emerging trade routes outside of the main east-west arteries.
•          Panamax:
Ships with a capacity between 3,000 to 4,999 TEU.
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
According to industry sources, during 2016 time charter rates remained flat during the first half of the year only to collapse in the second half of 2016. The Alphaliner charter index ended the year at 39.3 points, down 12% compared to December 2015.
Container Freight Rates
Factors that drive vessel charter rates also affect container freight rates. Container freight rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behaviour, including inter-carrier competition. To some extent, container freight rates are also affected by market conditions.
The Clarksons average Containerships Earnings Index was at the end of 2016 at $5,360/day, compared to the beginning of 2016 when it was $5,964/day.
Global Container Trade
According to industry sources, the global container trade grew by approximately 3.6% in 2016 and is expected to grow by 4.3% in 2017.
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

Diana Shipping Inc. is the former parent company of the Company and current owner of 25.7% of our common stock, and certain members of the Company's board of directors and senior management team are also members of the board of directors and management team of Diana Shipping Inc., however all vessel operations of the Company and Diana Shipping Inc. are performed by separate companies that do not share common management teams or boards of directors.  The Company has been advised that the Annual Report on Form 20-F for the year ended December 31, 2016 to be  filed by Diana Shipping Inc. with the Securities and Exchange Commission is expected to contain the disclosure set forth below (with all references contained therein to "the Company" being references to Diana Shipping Inc. and its consolidated subsidiaries).  As a result, it appears that the Company may be required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. By providing this disclosure, the Company does not admit that it is an affiliate of Diana Shipping Inc.
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
Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, four of our vessels made one port call each to Iran in 2016.
The vessel Amphitrite made a call to the port of Bandar Imam Khomeini on February 24, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini during 2016 for seven days. During this time the Amphitrite was on time charter to Bunge S.A. at a gross rate of $7,700 per day.
The vessel Artemis made a call to the port of Bandar Imam Khomeini on October 4, 2016, discharging sugar, and remained in the port of Bandar Imam Khomeini for 20 days. During this time the Artemis was on time charter to Bunge S.A. at a gross rate of $5,350 per day.
The vessel Melite made a call to the port of Bandar Imam Khomeini on March 4, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini for eight days. During this time the Melite was on time charter to Cargill International S.A. at a gross rate of $7,250 per day.
The vessel Myrto made a call to the port of Bandar Imam Khomeini on March 3, 2016, discharging soya bean meal and pellets, and remained in the port of Bandar Imam Khomeini for 34 days. During this time the Myrto was on time charter to Cargill International S.A. at a gross rate of $6,000 per day.

The aggregate gross revenue attributable to these 69 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $0.4 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the four vessels referenced above or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).
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
A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.
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
International Maritime Organization (IMO)
The IMO has adopted MARPOL, which entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

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
MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. On October 27, 2016, at MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.50% as of the beginning of 2020 rather than pushing the deadline back to 2025.  By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.
Sulfur content standards are even stricter within certain ECAs.  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.10%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new tier III marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
Safety Management System Requirements
The IMO also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014, and May 2013 SOLAS Convention amendments regarding emergency training and drills, entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

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
The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC. With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention requires vessels to install expensive ballast water treatment at the first MARPOL renewal survey after the convention becomes effective.  The BWM Convention's implementing regulations call for a phased introduction of mandatory concentration limits.  All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. The process to verify global tonnage figures to assess the BWM Convention's entry into force has completed.  On September 8, 2016, this threshold was met (with 52 countries making up 35.14%).  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS.  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. The IMO's Marine Environment Protection Committee, or MEPC, adopted updated "guidelines for approval of ballast water management systems (G8)" at its 70th session in October 2016, MEPC 70. G8 updates previous guidelines concerning procedures to approve BWMS.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel as any person owning, operating or chartering by demise, the vessel."  Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of their potential liability under OPA and CERCLA.   Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement, or BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. A new rule issued by the U.S. Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009, to be covered by the VGP the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years; this VGP took effect on December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels. The VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phrasing-in of these standards.  As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology.  The EPA on the other hand has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The U.S. Clean Air Act
The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from ships in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not result in an agreement that directly limit greenhouse gas emissions from ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Under those measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  All ships are required to follow the Ship Energy Efficiency Management Plans.  Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships.  These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.
The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. Furthermore, in December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Moreover, in the United States, individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it might take additional action regarding climate change.
Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013.  Amendments to MLC 2006 were adopted in 2014 and 2016. The MLC 2006 requires us to maintain developed procedures to ensure full compliance.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:
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
The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have already implemented the various security measures addressed by the MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
Every oceangoing vessel must be constructed and classified in accordance with the applicable Rules & Regulations of a classification society. The Class Certificate that will be issued upon completion of vessel's construction by the classification society certifies that the vessel complies with the Class Rules and includes vessel's Character of Classification and the applicable class notations which provide useful information about the construction and the characteristics of the vessel. To maintain it's 'class', every vessel shall be inspected periodically by authorized surveyors of the classification society that is classed with. During these periodical surveys it shall be confirmed compliance with applicable class rules and regulations. In addition, the classification society acting as Recognized Organization, or RO, will carry out necessary statutory surveys and will issue the statutory certificates on behalf of vessel's Flag Administration which will ensure compliance with all applicable International and National requirements and will enable the vessel to obtain sail permit from the port authorities.

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
100% Container Screening
On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007 (or the 9/11 Commission Act). The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading.
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
Hull and Machinery and War Risks Insurance
We maintain for our vessels marine hull and machinery and war risks insurance, which covers, among other risks, the risk of actual or constructive total loss. Our vessels are each covered up to at least market value with deductibles which vary according to the size and value of the vessel.
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
Not applicable.
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
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for the majority of our vessels with minimum remaining durations up to 9 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the periods indicated.

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Ownership days	4,780	4,600	3,198
Available days	4,735	4,515	3,198
Operating days	3,304	4,155	3,189
Fleet utilization	69.8%	92.0%	99.7%
Time charter equivalent (TCE) rate (1)	$6,341	$13,192	$16,803
Daily operating expenses	$6,321	$7,793	$8,305

(1)	Please see "Item 3 A.-Selected Financial Data" for a reconciliation of TCE to GAAP measures.

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
Currently, the majority of the vessels in our fleet are employed on time charters, while some of them are not chartered or remain idle. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. The majority of our vessels are currently employed under time charters that require the charterer to bear all of those expenses. In addition to this, our laid up vessels do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 0% to 5% of the total daily charter hire rate of each charter to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. Our fleet manager, UOT, our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.
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
General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Diana Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.
Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2016, we had $128.9 million of outstanding principal indebtedness from our loan agreement with The Royal Bank of Scotland plc and $45.4 million outstanding principal indebtedness from our loan agreement with Diana Shipping Inc.

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels
In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. In 2016, we recorded impairment charges for the vessels Sagitta, Centaurus, Domingo, Cap Doukato, Angeles, Great and March, as our impairment test exercise indicated that their carrying values were not recoverable. In 2015, we recorded impairment charges for the vessel Hanjin Malta, as our impairment test exercise indicated that its carrying value was not recoverable.
Based on: (i) the carrying value of each of our vessels as of December 31, 2016 and 2015, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2016 and 2015, the aggregate carrying value of 6 vessels in our fleet as of December 31, 2016 and 10 vessels as of December 31, 2015 exceeded their aggregate charter-free market value by approximately $87.7 million and $99.0 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2016 and 2015, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For the purposes of this calculation, we have assumed that these 6 and 10 vessels, respectively, would be sold at prices that reflect our estimate of their charter-free market values as of December 31, 2016 and 2015. However, as of December 31, 2016, and currently, we have not entered into any agreement to sell any of our vessels.
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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under "Item 3.D—Risk Factors"  entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels".

				Carrying Value (in millions of US dollars)
Vessel		TEU	Year Built	At December 31, 2016		At December 31, 2015
1	Sagitta	3,426	2010	11.4		38.2	*
2	Centaurus	3,426	2010	11.4		39.6	*
3	Domingo	3,739	2001	5.0		22.3	*
4	Cap Doukato	3,739	2002	5.0		22.9	*
5	Hanjin Malta	4,024	1993	-		5.0
6	Puelo	6,541	2006	41.6	*	43.3	*
7	Pucon	6,541	2006	41.7	*	43.4	*
8	March	5,576	2004	9.2		21.4
9	Great	5,576	2004	9.2		21.3
10	Pamina	5,042	2005	15.0	*	15.4	*
11	Angeles	4,923	2006	-		18.2	*
12	New Jersey	4,923	2006	17.9	*	18.3	*
13	Rotterdam	6,494	2008	35.8	*	36.8	*
14	Hamburg	6,494	2009	37.2	*	38.5
	Vessels Net Book Value			240.4		384.6

_______________________________
*Indicates vessels for which we believe, as of December 31, 2016 and December 31, 2015, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $87.7 million and $99.0 million, respectively.

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

Accounting for Revenues and Expenses
Revenues are generated from time charter agreements that we have entered into for our vessels and may enter into in the future. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of secondhand vessels with time charters attached, acquired at values below market value at the date the acquisition agreement is consummated.
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
Prepaid/Deferred Charter Revenue
The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.
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
We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical (excluding years with extraordinary figures) and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%. Effective fleet utilization is assumed at 98%, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for 2016 and 2015 indicated impairment charges for certain of our vessels, amounting to $118.9 million and $6.6 million, respectively.
Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis as of December 31, 2016:
Average estimated daily time charter equivalent rate used
Up to 4,000 TEU	$12,854
Between 4,000 TEU and 6,000 TEU	$15,478
Above 6,000 TEU	$23,036

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

	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	7,552	0.8	7,853	0.8	5,475	0.8
Between 4,000 - 6,000 TEU	8,841	16.9	8,522	16.9	4,979	16.9
Above 6,000 TEU	23,036	0.0	20,208	0.0	13,208	71.8

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
Results of Operations
Year ended December 31, 2016 compared to the year ended December 31, 2015
Net Loss.  Net loss for 2016 amounted to $149.0 million, compared to net loss of $17.5 million for 2015. The loss for 2016 includes $118.9 million of impairment charges for seven of our vessels and $2.9 million of direct sale and other charges for two vessels. The loss for the year ended December 31, 2015, includes $8.3 million of direct sale and other charges associated with the disposal of one vessel and $6.6 million of impairment charges of another vessel.
Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of $3.8 million and $8.6 million for 2016 and 2015 respectively, amounted to $33.2 million for 2016, compared to $62.2 million in 2015. The time charter revenues decreased, mainly due to reduced employment opportunities and lower time charter rates, despite the increase of the ownership days by 4%. The decrease of the time charter revenues was partly off-set by the decrease of the prepaid charter revenue amortization.

Voyage Expenses. Voyage expenses for 2016 amounted to $3.2 million, compared to $2.6 million in 2015. Voyage expenses mainly consist of bunkers costs and commissions paid to third party brokers. The increase in voyage expenses in 2016 compared to 2015 was mainly due to the increased bunkers costs that we incurred while certain of our vessels were off-hire and idle, and was partly off-set by decreased commissions. As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues.
Vessel Operating Expenses. Vessel operating expenses amounted to $30.2 million in 2016, compared to $35.8 million in the prior year and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and lay-up expenses. The decrease in 2016 was attributable to the decrease of all major categories of operating expenses, such as average insurance, stores, spares, repairs and maintenance and crew costs, as a result of the increased off-hire days leading to reduced vessels' operations.
Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges for 2016 amounted to $12.7 million, compared to $13.1 million in 2015 and mainly represents the depreciation expense of our containerships and the amortization charge of dry-docking costs for vessels. In 2016, despite the increase of our ownership days, the depreciation expense decreased, as a result of the vessels' impairment charges recorded as of September 30, 2016 for seven of our vessels.
General and Administrative Expenses.  General and administrative expenses for 2016 amounted to $7.2 million, compared to $6.2 million in 2015 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to increased office personnel and increased payroll taxes payable by the Company, which both led to increased salaries, as well as to increased brokerage fees.
Impairment Losses. Impairment losses in 2016 amounted to $118.9 million and represent non-cash impairment charges recorded  during the year for the vessels Sagitta, Centaurus, Domingo, Cap Doukato, Great, March and Angeles, for which the Company's assessment concluded that their book values as of September 30, 2016 were not recoverable. In 2015, impairment losses were $6.6 million and represented non-cash impairment charges recorded for the vessel Hanjin Malta.
Loss on Vessels' Sale. Loss on vessels' sale amounted to $2.9 million in 2016, and relates to the sale of the vessels Hanjin Malta and Angeles in March and November 2016, respectively, while in 2015, Loss on vessels' sale amounted to $8.3 million and relates to the sale of the vessel Garnet in September 2015.
Foreign Currency Losses / (Gains). Foreign currency losses for 2016 amounted to $111 thousand, and mainly consist of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2015, there were foreign currency gains of $55 thousand.
Interest and Finance Costs. Interest and finance costs for 2016 amounted to $7.1 million, compared to $7.2 million for 2015 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The slight decrease in 2016 was mainly attributable to reduced loan expenses and related fees in connection with our loan agreements with RBS and DSI, despite the increase of our average total debt resulting in higher bank interest expense.
Interest Income. Interest income for 2016 and 2015 amounted to $0.1 million, and consists of interest income received on deposits of cash, cash equivalents and restricted cash.

Year ended December 31, 2015 compared to the year ended December 31, 2014
Net Income / (Loss). Net loss for 2015 amounted to $17.5 million, compared to a net income of $3.2 million for 2014. The loss for 2015 was mainly the result of impairment charges and direct sale and other charges totaling $14.9 million.
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
Foreign Currency Losses / (Gains). Foreign currency gains for 2015 amounted to $55 thousand, which mainly consists of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2014, there were foreign currency losses of $17 thousand
Interest and Finance Costs. Interest and finance costs for 2015 amounted to $7.2 million, compared to $6.7 million for 2014 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The increase in 2015 was mainly attributable to the increase of our average total debt, after our re-finance of our loan agreement with RBS in September 2015, and to commitment fees payable in connection with this agreement, and was partly off-set by decreased interest rates, which decreased to 3.7% in 2015 from 3.9% in 2014.
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
B.          Liquidity and Capital Resources
We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. At times when we are not restricted from our lenders to acquire additional vessels, we will require capital to fund vessel acquisitions and debt service.
During 2016, we amended our $148.0 million loan facility with RBS and our $50.0 million loan facility with DSI, and agreed, among others, to amend the repayment schedules of both loans. As of December 31, 2016, due to the significant decline in the market value of our vessels, following the prolonged weak charter market conditions, we were not in compliance with certain financial covenants in the RBS loan, as well as with the minimum required security cover ("hull cover ratio"). Due to these technical breaches of the covenants as of December 31, 2016, we classified the long-term portion of our bank debt of $124.8 million in current liabilities. As a result, working capital, which is current assets minus current liabilities, resulted in a deficit of $107.0 million at December 31, 2016, while as at December 31, 2015 we had a working capital surplus of $10.2 million. Given the prolonged market downturn in the containership segment and the continued depressed outlook on charter rates and vessels' market values we expect that cash on hand and cash provided by operating activities might not be sufficient to cover our liquidity needs that become due within one year after the date that the financial statements are issued. The above conditions raise substantial doubts about our ability to continue as a going concern and our independent registered public accounting firm has issued their opinion with an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
However, we believe that the lenders will not demand payment of the loan before its maturity, since we will continue to pay interest and loan installments, as they fall due under the existing loan facility. In addition, we are also exploring several alternatives aiming to manage our working capital requirements, including seeking for more favorable chartering opportunities, future equity or debt security offerings subject to lenders' consent, and potential sale of vessels or a combination thereof. Therefore, our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.
Cash Flow
As at December 31, 2016, cash and cash equivalents amounted to $8.3 million compared to $29.4 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by/ (Used in) Operating Activities
Net cash used in operating activities in 2016 amounted to $12.0 million, while in 2015 and 2014 net cash provided by operating activities amounted to $17.4 million, and $25.5 million, respectively. Cash from operations for 2016 was negative due to the prolonged weak charter market conditions in the containership sector, which led to low fleet utilization during the year through vessels' lay-up and increased off-hire days, and also due to reduced time charter rates achieved for the operating vessels of our fleet. The decrease in cash from operating activities in 2015 compared to 2014, is mainly due to the decrease of our time charter rates in 2015, counterbalanced with the enlargement of our average fleet, after the acquisition of four vessels and the disposal of one vessel in 2015.
Net Cash Provided by/ (Used in) Investing Activities
Net cash provided by investing activities in 2016 was $10.6 million and consists of $10.6 million received from the sale of two vessels during the year, $0.2 million paid for additional capitalized costs for one vessels, $29 thousand paid for equipment additions, and finally $0.2 million received, representing insurance settlements.
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
Net Cash Provided by/ (Used in) Financing Activities
Net cash used in financing activities in 2016 was $19.7 million and consists of $19.2 million of debt repayments, $0.2 million of finance costs that we paid for our new loan agreement with RBS and $0.4 million of cash dividends paid to investors.
Net cash provided by financing activities in 2015 was $41.7 million and consists of $148.0 million of loan proceeds received under our new loan agreement with The Royal Bank of Scotland plc, $103.3 million of debt repayments and prepayments, $3.2 million of finance costs that we paid for our new loan agreement with RBS and for our amendment of the DSI loan agreement, $0.7 million of cash dividends paid to investors and $0.9 million of reduced restricted cash required under our loan facility with The Royal Bank of Scotland plc.
Net cash provided by financing activities in 2014 was $88.5 million and consists of $96.0 million of net proceeds received from the offering of 136,574 shares of common stock under our at-the-market program and of 4,581,673 shares under the private equity placement that took place during the year, and $7.5 million of cash dividends paid to investors.

Loan Facilities
The Royal Bank of Scotland plc – Revolving Credit Facility.: On December 16, 2011, we entered into a revolving credit facility with The Royal Bank of Scotland plc, where the lenders agreed to make available to us a revolving credit facility of up to $100.0 million, in order to refinance part of the acquisition cost of the vessels m/v Sagitta and m/v Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").  An aggregate amount of $98.7 million was drawn down under the credit facility. We paid an arrangement fee of 1%, or $1 million, on signing of the agreement. We also paid commitment commissions of 0.99% per annum on the available commitment up to October 31, 2013, date at which the available amount to be drawn from the credit facility became zero.
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
The Royal Bank of Scotland plc – Term Loan: On September 10, 2015, we, through nine of our subsidiaries, entered into a loan agreement with RBS of up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the existing facility agreement (discussed above), and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam. Until December 31, 2015, we drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1.9 million. We also paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates. The loan, until its amendment discussed below, bore interest at the rate of 2.75% per annum over LIBOR and was repayable in quarterly installments and a balloon payment payable together with the last installment in September 2021. The loan is secured by first preferred mortgages on nine vessels of our fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contains customary financial covenants, minimum security value of the mortgaged vessels, requires minimum liquidity of $0.5 million per vessel in the fleet and restricted cash of $9.0 million to be deposited by the borrowers with the lenders for the duration of the loan. There are also restrictions as to changes in the DSI loan agreement, in the securities purchase agreement that we entered into in connection with the Private Placement, in certain shareholdings and management of the vessels. Finally, we are not permitted to pay any dividends that would result in a breach of the financial covenants.

On September 12, 2016, we entered into an amendment of our loan agreement with RBS, according to which the Company prepaid an amount of $7.6 million and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provides for changes to the borrowers and to the mortgaged vessels and required an amendment to our loan agreement with DSI. It also prohibits the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8.9 million which was created out of the reallocation of amounts due under the existing tranches, and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018, certain financial covenants were amended while the application of others was deferred to 2019, and the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018. Finally, we paid an amendment fee of $0.2 million at the signing of the agreement and an additional fee of $0.2 million is payable on December 31, 2018.
As of September 30, 2016 and thereafter, due to a significant decline in the market value of our vessels, we were not in compliance with two financial covenants in the RBS loan, as well as with the required covenant for the minimum required security cover ("hull cover ratio"). As advised by the lenders, to rectify the shortfall of the minimum required security cover, we would have to repay to RBS an amount of $18.9 million, or provide additional security. Due to these technical breaches in our loan covenants, we have classified our bank debt of $128.9 million as of December 31, 2016 in current liabilities. However, we believe that the lenders will not demand payment of the loan before its maturity, since we will continue to pay interest and loan installments, as they fall due under the existing loan facility. In addition, we are also exploring several alternatives aiming to manage our working capital requirements, including seeking for more favorable chartering opportunities, future equity or debt security offerings subject to lenders' consent, and potential sale of vessels or a combination thereof.
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
On September 12, 2016 and in relation with the RBS amended loan agreement discussed above, we further amended the loan agreement with DSI. The loan was undertaken by  our wholly-owned subsidiary Kapa Shipping Company Inc. and its repayment was immediately suspended and will not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement is fully repaid on June 15, 2021 or prepaid. Finally, the margin has been revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.
As of December 31, 2016, and currently, we had $45.4 million of principal debt outstanding under our loan facility with DSI.

As at December 31, 2016 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.
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
With some exceptions, time charter rates for all containership sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even further due to rising supply and very weak demand. With the recovery in demand since 2009 charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain low.  As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.
E.          Off-balance Sheet Arrangements
As of the date of this annual report, we do not have any off-balance sheet arrangements.
F.          Tabular Disclosure of Contractual Obligations
The following table presents our contractual obligations as of December 31, 2016. The amount of our bank debt has been classified as "Less than 1 year" in the contractual obligations table to be consistent with the classification of the debt as current liability within our consolidated financial statements.
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$420	$420	$-	$-	$-
Long Term Bank Debt (2)	128,861	128,861	-	-	-
Related Party Debt (3) (4)	45,617	-	6,667	10,000	28,950

Total	$174,898	$129,281	$6,667	$10,000	$28,950

(1)	Our agreement with Diana Enterprises Inc., dated April 1, 2016, expires on March 31, 2017. Please see "Item 6B.-Compensation" and "Item 7B.-Related Party Transactions" for more details.
(2)
As discussed in Note 7 to our consolidated financial statements, we have classified our bank debt of $128.9 million as of December 31, 2016 in current liabilities. The amounts in the table under "Long Term Bank Debt" do not include any projected interest payments.

(3)
The due dates of the related party debt principal payments, are directly connected to the repayment dates of the bank loan and more specifically the repayment of the DSI loan will  recommence on the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement is fully repaid on June 15, 2021 or prepaid. Accordingly, in the table above the RBS loan is assumed to be fully repaid in 2017, thus the repayments of the DSI loan will are assumed to recommence in September 2018. The amounts in the table under "Related Party Debt" do not include any projected interest payments.

(4)	The table above includes a flat fee payable to Diana Shipping in 2022, amounting to $0.2 million.
As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2016.

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement	$420	$420	$-	$-	$-
Long Term Bank Debt (1)	128,861	4,069	32,023	92,769	-
Related Party Debt (1)	45,617	-	-	2,917	42,700

Total	$174,898	$4,489	$32,023	$95,686	$42,700

(1)
The table above does not include projected interest payments which are based on LIBOR plus a margin, which are estimated at about $7.3 million for 2017, $12.8 million for 2018 and 2019, $8.8 million for 2020 and 2021 and $0.4 million for 2022, as long as the LIBOR rate remains at the levels of the year ended December 31, 2016.

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
All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	75	Class III Director, Chief Executive Officer and Chairman of the Board
Anastasios Margaronis	61	Class II Director and President
Ioannis Zafirakis	45	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	45	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	72	Class III Director
Antonios Karavias	75	Class I Director
Nikolaos Petmezas	68	Class III Director
Reidar Brekke	56	Class II Director

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
Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008-2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and three privately-held companies involved in container logistics, container leasing and drybulk shipping.
B.          Compensation
Since June 1, 2010, the members of our senior management have been compensated through their affiliation with Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, as described under "Item 7B. Related Party Transactions". Pursuant to the respective Broker Services Agreements, fees payable to Diana Enterprises Inc. for brokerage services  provided to us in 2016, 2015, and 2014, amounted to $2.0 million, $1.5 million and $1.5 million, respectively.
Our executive officers received in 2016, 2015 and 2014 a number of 106,905, 91,449 and 45,180 shares of restricted stock awards, respectively, which all vest ratably over three years from the grant date. In 2016, 2015, and 2014, compensation costs relating to the aggregate amount of restricted stock awards amounted to $1.1 million, $0.9 million and $0.3 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. In 2016 our non-executive directors were awarded 18,084 shares of restricted stock awards, which will vest ratably over three years from the grant date.  We do not have a retirement plan for our officers or directors. For 2016, 2015, and 2014, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.4 million, respectively.
Finally, in February 2017, our Board of Directors approved an award of restricted common stock with value $0.4 million to our executive management and non-executive directors. The award will be granted on February 9, 2018 and the exact number of shares for the grantees will be defined based on the share closing price of February 9, 2018. One third of the shares will vest on the grant date and the remainder will vest ratably over two years from the grant date.
2012 Equity Incentive Plan
In 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved for issuance a total of 49,024 common shares under the plan, which was subject to adjustment for changes in capitalization as provided in the plan.  On February 21, 2012, we amended the 2010 Equity Incentive Plan and it was renamed as the 2012 Amended and Restated Equity Incentive Plan. We refer to this plan as the 2012 Equity Incentive Plan. The sole material change from the 2010 Equity Incentive Plan to the 2012 Equity Incentive Plan was the reservation for issuance of an additional 250,000 common shares.
The 2012 Equity Incentive Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.
Under the terms of the 2012 Equity Incentive Plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator in accordance with the terms of the plan. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
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
As of the date of this annual report, we have issued a total of 294,943 restricted shares under our 2012 Equity Incentive Plan to our executive officers and non-executive directors, of which 93,933 shares have vested.
2015 Equity Incentive Plan
On May 5, 2015, our board of directors approved to adopt the 2015 Equity Incentive Plan, with substantially the same terms and provisions as the 2012 Equity Incentive Plan.  Under the 2015 Equity Incentive Plan, an aggregate of 625,000 common shares were reserved for issuance. The plan is administered by the compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan will expire ten years from its date of adoption.
As of the date of this annual report, we have issued zero restricted shares under our 2015 Equity Incentive Plan to our executive officers and non-executive directors.
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
D.          Crewing and Shore Employees
We crew our vessels primarily with Greek and Filipino, and secondarily with Ukrainian and Romanian officers and seamen. We are responsible for identifying our Greek officers, which are hired by our fleet manager on behalf of the vessel-owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.
The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2016, 2015 and 2014:
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Shoreside	39	40	32
Seafaring	178	308	266
Total	217	348	298

E.          Share Ownership
With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see "Item 7.A- Major Shareholders and Related Party Transactions."
Item 7.          Major Shareholders and Related Party Transactions
A.          Major Shareholders
The following table sets forth information regarding ownership of our common stock of which we are aware as of February 16, 2017, for (i) beneficial owners of five percent or more of our common shares and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.
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

As of February 16, 2017, we had 9,361,274 common shares issued and outstanding and the percentage of beneficial ownership below is based on this figure:

	Shares Beneficially Owned
Identity of person or group	Number	Percentage
Diana Shipping Inc. (1)	2,408,717	25.7%
Symeon Palios (2)	424,477	4.5%
Anastasios Margaronis	62,036	*
Ioannis Zafirakis	0	0%
Andreas Michalopoulos	0	0%
Non-executive directors	18,084	*
All directors and officers, as a group	504,597	5.4%

(1)	As at December 31, 2016, 2015, and 2014, Diana Shipping Inc. owned 25.7%, 26.1%, and 26.3% of our common stock, respectively.
(2)
Based on the Schedule 13D/A filed with the SEC on December 13, 2016. Of these shares, Mr. Palios may be deemed to beneficially own 288,932 common shares through Taracan Investments S.A., 19,371 common shares through Corozal Compania Naviera S.A., 38,742 common shares through Ironwood Trading Corp., and 77,432 common shares through Abra Marinvest Inc. and Mitzela Corp., companies for which he is the controlling person, for an aggregate of 424,477 common shares. As at December 31, 2016, 2015, and 2014, Mr. Palios beneficially owned 4.5%, 8.7% and 8.5%, respectively, of our common shares.

* Less than 1%

As of February 15, 2017, we had 53 shareholders of record, 42 of which were located in the United States and held an aggregate of 8,984,125 of our common shares, representing 95.97% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 8,978,829 of our common shares as of February 15, 2017. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.          Related Party Transactions
Diana Enterprises Inc.
Diana Enterprises, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2016, 2015 and 2014,  brokerage fees amounted to $2.0 million, $1.5 million and $1.5 million, respectively. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2016, due to expire on March 31, 2017.

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
On May 20, 2013, we entered into a loan agreement of up to $50.0 million with Diana Shipping, which was subsequently amended on July 28, 2014, September 9, 2015 and September 12, 2016.  Please see "Item 5.B–Liquidity and Capital Resources–Loan Facilities."
Private Placement
We entered into a Securities Purchase Agreement, dated July 28, 2014, with Diana Shipping and two institutional investors not affiliated with the Company or Diana Shipping (together, the "Unaffiliated Entities"), Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which we issued and sold to the Purchasers and the Purchasers purchased from the Company in the Private Placement an aggregate of 4,581,673 common shares at a price of $20.08 per share, which reflected the 30-day volume-weighted average price of the Company's common stock over the 30 trading days preceding the date of the Securities Purchase Agreement.   The issuance and sale of the shares was approved by an independent committee of our Board of Directors.  The Purchasers were also granted customary registration rights pursuant to a registration rights agreement, dated July 28, 2014.
Pursuant to the terms of the Securities Purchase Agreement, Diana Shipping and the Unaffiliated Entities granted each other a right of first offer in connection with any proposed privately negotiated block sale of our common shares constituting ten percent (10%) or more of the outstanding common stock (other than sales of stock to us and certain other permitted transfers).  The Unaffiliated Entities also agreed that for so long as they collectively own ten percent (10%) or more of the outstanding common stock they will not, without our consent, (i) acquire beneficial ownership of additional shares of our voting stock in excess of the amount of shares owned as of the closing under the Securities Purchase Agreement or (ii) make or otherwise participate in any "solicitation" of "proxies" to vote shares of our common stock, subject to certain exceptions.  Additionally, the Unaffiliated Entities were granted one observer seat at each meeting of our Board of Directors and Audit Committee and certain information rights. The Securities Purchase Agreement also grants the Purchasers certain rights of first refusal over subsequent equity offerings.
Pursuant to the Securities Purchase Agreement, we agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, we would not declare or pay dividends in excess of $0.08 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, our board of directors may amend this dividend policy to resume the payment of dividends if the board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.
In connection with the Private Placement, we entered into amendments to the loan dated May 20, 2013 between the Company, Eluk Shipping Inc. and Diana Shipping Inc., and the loan agreement with The Royal Bank of Scotland plc dated December 16, 2011.  We also amended our Stockholders Rights Agreement, dated August 10, 2010, to provide that the Unaffiliated Entities will not be considered an Acquiring Person, as defined therein.

Altair Travel Agency S.A
Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us with travel related services. In 2016, 2015 and 2014, the expenses we incurred in exchange for travel services provided by Altair, amounted to $0.9 million, $1.1 million and $1.0 million, respectively. We believe that the amounts that we pay to Altair Travel Agency S.A. for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.
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
Dividend Policy
Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflects our board of director's determination that it is in the best long-term interest of the Company and its shareholders to aggressively preserve liquidity to manage current market conditions and be in a position to benefit from an eventual sector recovery. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

Our policy, historically, was to declare a variable quarterly dividend each February, May, August and November equal to available cash from operations during the previous quarter after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. In March and May 2016 we declared a cash dividend of $0.02 per share (as adjusted for our one-for-eight reverse stock split effected on June 9, 2016) with respect to the fourth quarter of 2015 and first quarter of 2016, respectively.

While we have declared and paid cash dividends on our common shares in the past, we do not currently, and there can be no assurance that dividends will be paid in the future. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.
Marshall Islands law generally prohibits the payment of dividends other than from surplus, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.
 We may continue to have insufficient cash available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to resume payment of regular quarterly dividends, and our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report titled "Item 3.D—Risk Factors."
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
Item 9.          The Offer and Listing
Our common shares have traded on The Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on The Nasdaq Global Select Market since January 2, 2013. The table below sets forth the high and low closing prices for each of the periods indicated, as adjusted for the one-for-eight reverse stock split effective June 9, 2016.

Years	Low	High

Year-ended December 31, 2012	$41.76	$62.08
Year-ended December 31, 2013	28.08	56.24
Year-ended December 31, 2014	14.80	34.08
Year-ended December 31, 2015	5.52	21.28
Year-ended December 31, 2016	2.06	12.86

Periods	Low	High

1st Quarter ended March 31, 2015	$15.52	$21.28
2nd Quarter ended June 30, 2015	15.76	21.20
3rd Quarter ended September 30, 2015	9.92	16.80
4th Quarter ended December 31, 2015	5.52	11.04

1st Quarter ended March 31, 2016	$2.88	$6.40
2nd Quarter ended June 30, 2016	3.35	8.00
3rd Quarter ended September 30, 2016	3.29	4.16
4th Quarter ended December 31, 2016	2.06	12.86

Months	Low	High

August 2016	$3.56	$4.15
September 2016	3.29	3.88
October 2016	2.42	3.40
November 2016	2.19	12.86
December 2016	2.06	3.88
January 2017	2.38	3.24
February 2017 (through February 15, 2017)	2.52	2.91

Item 10.          Additional Information
A.          Share Capital
Not Applicable.
B.          Memorandum and Articles of Association
Our amended and restated articles of incorporation were filed as exhibit 3.1 to our Form F-4 filed with the SEC on October 15, 2010 with file number 333-169974. The information contained in this exhibit is incorporated by reference herein.  Such amended and restated articles of incorporation were amended on June 8, 2016, in connection with our one-for-eight reverse stock split. A copy of the articles of amendment to the amended and restated articles of incorporation was filed as exhibit 3.3 to our report on Form 6-K filed with the SEC on June 9, 2016.  The information contained in this exhibit is incorporated by reference herein.
A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 filed with the SEC on January 26, 2017 with file number 333-215748 and is incorporated by reference herein.

Amended and Restated Stockholders Rights Agreement
On August 29, 2016, we entered into a First Amended and Restated Stockholders Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. The Rights Agreement amended and restated in its entirety the original Stockholders Rights Agreement between the Company and Mellon Investor Services LLC, dated as of August 2, 2010, as amended on July 28, 2014. Pursuant to the Rights Agreement, each share of our common stock includes one right, or a Right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00, subject to specified adjustments. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock in a transaction not approved by our Board of Directors.  In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these Rights. Under the Stockholders Rights Agreement's terms, it will expire on August 2, 2020.
A copy of the Stockholders Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 31, 2016.
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
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the trading frequency test; and (ii) the aggregate number of stock of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the trading volume test. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares, such as being traded and quoted on the Nasdaq Global Select Market.
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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2016 taxable year because there were nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2016 U.S. federal income tax returns.
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
To the extent our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. By statutory exclusion, the benefits of the section 883 exemption are not available to income that is "effectively connected" with the conduct of a U.S. trade or business. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
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

I.          Subsidiary information
Not Applicable.
Item 11.          Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
Total interest incurred under our loan facilities and related interest rates during 2016, 2015 and 2014 were as follows:
	2016	2015	2014
Interest expense (in millions of USD)	$6.6	$5.8	$5.9
Weighted average interest rate (LIBOR plus margin)	3.54%	3.65%	3.91%
Interest rates range during the year (LIBOR including margin)	3.12% to 4.06%	3.09% to 5.20%	3.25% to 5.17%

An average increase of 1% in 2016 interest rates would have resulted in interest expenses of $8.5 million, instead of $6.6 million, an increase of about 29%.
As of December 31, 2016, we had $128.9 million of principal debt outstanding with RBS and $45.4 million of principal debt outstanding with DSI, and we expect to incur additional debt in the future. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.
Currency and Exchange Rates
We generate all of our revenues in U.S. dollars, but currently incur approximately half of our operating expenses (around 41% in 2016 and 49% in 2015) and about half of our general and administrative expenses (around 47% in 2016 and 50% in 2015) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
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

PART II
Item 13.          Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds
Please see the section of this annual report entitled "Item 10.B—Memorandum and Articles of Association—Amended and Restated Stockholders Rights Agreement."
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
Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2016 is effective.
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
Audit fees in 2016 amounted to Euro 199,500 or about $224,000 and in 2015 amounted to Euro 199,500 or about $220,000 and relate to audit services provided in connection with the audit and AU 722 interim reviews of our consolidated financial statements, the audit of internal control over financial reporting as well as audit services performed in connection with the Company's registration statements.

b)  Audit-Related Fees
None.
c)  Tax Fees
During 2016 and 2015, we received tax services for which fees amounted to $16,100 and $8,500, respectively, and relate to the calculation of Earnings and Profits of the Company.
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
Item 16H.          Mine Safety Disclosure
Not applicable.

PART III

Item 17.          Financial Statements
See Item 18.
Item 18.          Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.
Item 19.          Exhibits
(a)          Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (2)
1.3	Amended and Restated Bylaws of the Company (3)
2.1	Form of Common Share Certificate (4)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (5)
4.1	Registration Rights Agreement dated April 6, 2010 (6)
4.2	Amended and Restated Stockholders Rights Agreement, dated August 29, 2016 (7)
4.3	2012 Amended and Restated Equity Incentive Plan (8)
4.4	2015 Equity Incentive Plan (9)
4.5	Administrative Services Agreement with UOT (10)
4.6	Broker Services Agreement, dated April 1, 2015, by and between the Company and Diana Enterprises Inc. (11)
4.7	Form of Vessel Management Agreement with UOT (12)
4.8	Amended and Restated Non-Competition Agreement with Diana Shipping Inc. (13)
4.9	Loan Agreement, dated May 20, 2013, by and between Eluk Shipping Company Inc. and Diana Shipping Inc. (14)
4.10	First Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated July 28, 2014 (15)
4.11	Second Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated September 9, 2015 (16)
4.12	Memorandum of Agreement for m/v Cap San Raphael (17)
4.13	Memorandum of Agreement for m/v Cap San Marco (18)
4.14	Memorandum of Agreement for m/v Puelo (19)
4.15	Memorandum of Agreement for m/v Pucon (20)
4.16	Registration Rights Agreement dated June 15, 2011 (21)

4.17	Share Purchase Agreement dated June 9, 2011 (22)
4.18	Securities Purchase Agreement, dated July 28, 2014 (23)
4.19	Registration Rights Agreement, dated July 28, 2014 (24)
4.20	Loan Agreement with The Royal Bank of Scotland plc, dated September 10, 2015 (25)
4.21	Broker Services Agreement, dated April 1, 2016, by and between the Company and Diana Enterprises Inc.
4.22	Third Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc., Kapa Shipping Company Inc. and the Company, dated December 3, 2015
4.23	Fourth Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc., Kapa Shipping Company Inc. and the Company, dated September 12, 2016
4.24	Amendment to Loan Agreement with The Royal Bank of Scotland plc, dated September 12, 2016
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm

101
The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2016 and 2015; (2) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2016, 2015 and 2014; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2015 and 2014; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (6) Notes to Consolidated Financial Statements.

(1) Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2) Filed as Exhibit 3.3 to the Company's report on Form 6-K, filed with the Commission on June 9, 2016.
(3) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(4) Filed as Exhibit 4.2 to the Company's report on Form 6-K, filed with the Commission on August 31, 2016.
(5) Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(6) Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(7) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the Commission on August 31, 2016.
(8) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on February 23, 2012.
(9) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on March 21, 2016.
(10) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(11) Filed as Exhibit 4.9 to the Company's Annual Report on Form 20-F on March 21, 2016.
(12) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(13) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(14) Filed as Exhibit 4.20 to the Company's Annual Report on Form 20-F on March 26, 2014.
(15) Filed as Exhibit 99.5 to the Company's Current Report on Form 6-K on July 30, 2014.
(16) Filed as Exhibit 4.14 to the Company's Annual Report on Form 20-F on March 21, 2016.
(17) Filed as Exhibit 4.16 to the Company's Annual Report on Form 20-F on February 23, 2012.
(18) Filed as Exhibit 4.17 to the Company's Annual Report on Form 20-F on February 23, 2012.
(19) Filed as Exhibit 4.30 to the Company's Annual Report on Form 20-F on March 26, 2014.
(20) Filed as Exhibit 4.31 to the Company's Annual Report on Form 20-F on March 26, 2014.
(21) Filed as Exhibit 4.14 to the Company's Annual Report on Form 20-F on June 28, 2011.
(22) Filed as Exhibit 4.15 to the Company's Annual Report on Form 20-F on June 28, 2011.
(23) Filed as Exhibit 99.1 to the Company's Current Report on Form 6-K on July 30, 2014.
(24) Filed as Exhibit 99.2 to the Company's Current Report on Form 6-K on July 30, 2014.
(25) Filed as Exhibit 4.31 to the Company's Annual Report on Form 20-F on March 21, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA CONTAINERSHIPS INC.

	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Dated: February 16, 2017

DIANA CONTAINERSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.
We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company expects that cash on hand and cash provided by operating activities might not be sufficient to cover its liquidity needs for a reasonable period of time. In addition, the Company has not complied with certain covenants included in its bank loan agreement. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The 2016 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 16, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 16, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Diana Containerships Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.
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
In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016 of Diana Containerships Inc. and our report dated February 16, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 16, 2017

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2016 and 2015
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2016	2015
CURRENT ASSETS:
Cash and cash equivalents	$8,316	$29,388
Accounts receivable, trade	471	753
Inventories	2,581	3,704
Prepaid expenses (of $1,274 and $920 as of December 31, 2016 and 2015, respectively) and other assets	2,507	1,069
Restricted cash, current (Note 7)	9,000	-
Total current assets	22,875	34,914

FIXED ASSETS:
Vessels (Note 5)	286,991	421,903
Accumulated depreciation (Note 5)	(46,639)	(37,354)
Vessels' net book value (Note 5)	240,352	384,549

Property and equipment, net	946	987
Total fixed assets	241,298	385,536

Deferred charges, net	2,358	2,475
Restricted cash, non-current (Note 7)	-	9,000
Prepaid charter revenue (Note 6)	-	3,798
Total assets	$266,531	$435,723

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred financing costs (Note 7)	$127,129	$14,897
Related party financing, current (Note 4)	-	5,000
Accounts payable, trade and other	1,471	2,707
Due to related parties, current (Note 4)	105	105
Accrued liabilities	1,050	1,341
Deferred revenue	108	647
Total current liabilities	129,863	24,697

Long-term portion of bank debt, net of unamortized deferred financing costs (Note 7)	-	127,781
Related party financing, non-current (Note 4)	45,617	43,950
Other liabilities, non-current	171	121
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 9,361,274 and 9,236,285 issued and outstanding as at December 31, 2016 and 2015, respectively (Note 9)	94	92
Additional paid-in capital (Note 9)	374,881	373,764
Other comprehensive income / (loss)	(20)	5
Accumulated deficit	(284,075)	(134,687)
Total stockholders' equity	90,880	239,174
Total liabilities and stockholders' equity	$266,531	$435,723

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2016	2015	2014
REVENUES:
Time charter revenues (Note 1)	$36,992	$70,746	$65,678
Prepaid charter revenue amortization (Note 6)	(3,798)	(8,566)	(11,610)
Time charter revenues, net	33,194	62,180	54,068

EXPENSES:
Voyage expenses	3,169	2,619	332
Vessel operating expenses	30,213	35,847	26,559
Depreciation and amortization of deferred charges (Note 5)	12,740	13,140	10,309
General and administrative expenses (Note 4)	7,241	6,194	6,306
Impairment losses (Note 5)	118,861	6,607	-
Loss on vessels' sale (Note 5)	2,899	8,300	695
Foreign currency losses / (gains)	111	(55)	17
Operating income / (loss)	$(142,040)	$(10,472)	$9,850

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 4, 7 and 10)	$(7,094)	$(7,166)	$(6,746)
Interest income	120	107	134
Total other expenses, net	$(6,974)	$(7,059)	$(6,612)

Net income / (loss)	$(149,014)	$(17,531)	$3,238

Earnings / (loss) per common share, basic and diluted (Note 11)	$(16.28)	$(1.92)	$0.49

Weighted average number of common shares, basic and diluted (Note 11)	9,150,574	9,109,555	6,455,634

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

	2016	2015	2014

Net income /(loss)	$(149,014)	$(17,531)	$3,238
Other comprehensive income / (loss) (Actuarial gain / (loss))	(25)	73	(68)

Comprehensive income / (loss)	$(149,039)	$(17,458)	$3,170

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional	Other
	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2013	4,381,409	$44	$276,542	$-	$(112,121)	$164,465
- Net income	-	-	-	-	3,238	3,238
- Issuance of common stock, net of issuance costs	4,718,247	47	95,954	-	-	96,001
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	45,180	-	341	-	-	341
- Actuarial loss	-	-	-	(68)	-	(68)
- Dividends declared and paid (at $1.2, $0.4, $0.02 and $0.02 per share) (Note 11)	-	-	-	-	(7,534)	(7,534)
Balance, December 31, 2014	9,144,836	$91	$372,837	$(68)	$(116,417)	$256,443
- Net loss	-	-	-	-	(17,531)	(17,531)
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	91,449	1	927	-	-	928
- Actuarial gain	-	-	-	73	-	73
- Dividends declared and paid (at $0.02, $0.02, $0.02 and $0.02 per share) (Note 11)	-	-	-	-	(739)	(739)
Balance, December 31, 2015	9,236,285	$92	$373,764	$5	$(134,687)	$239,174
- Net loss	-	-	-	-	(149,014)	(149,014)
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	124,989	2	1,117	-	-	1,119
- Actuarial loss	-	-	-	(25)	-	(25)
- Dividends declared and paid ($0.02, $0.02 , $0.00 and $0.00 per share) (Note 11)	-	-	-	-	(374)	(374)
Balance, December 31, 2016	9,361,274	$94	$374,881	$(20)	$(284,075)	$90,880

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars)
	2016	2015	2014
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$(149,014)	$(17,531)	$3,238
Adjustments to reconcile net income /(loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Note 5)	12,740	13,140	10,309
Amortization of deferred financing costs	427	268	196
Amortization of deferred revenue	-	(50)	(221)
Amortization of prepaid charter revenue (Note 6)	3,798	8,566	11,610
Impairment losses (Note 5)	118,861	6,607	-
Loss on vessels' sale (Note 5)	2,899	8,300	695
Compensation cost on restricted stock awards (Note 9)	1,119	928	341
Actuarial gain / (loss)	(25)	73	(68)
(Increase) / Decrease in:
Accounts receivable, trade	282	(62)	(157)
Inventories	1,123	(1,397)	(343)
Prepaid expenses and other assets	(1,617)	(487)	(714)
Increase / (Decrease) in:
Accounts payable, trade and other	(1,236)	900	68
Due to related parties	-	604	600
Accrued liabilities	(291)	289	154
Deferred revenue	(539)	206	(310)
Other liabilities	50	(48)	89
Drydock costs	(540)	(2,861)	-
Net Cash provided by /(used in) Operating Activities	$(11,963)	$17,445	$25,487

Cash Flows provided by /(used in) Investing Activities:
Vessel acquisitions and other vessel costs (Note 5)	(194)	(113,020)	(60,379)
Proceeds from sale of vessels, net of expenses (Note 5)	10,618	7,045	8,784
Acquisition of time charter	-	(6,000)	-
Land acquisition	-	-	(871)
Property and equipment additions	(29)	(39)	(29)
Insurance settlements	179	263	859
Net Cash provided by / (used in) Investing Activities	$10,574	$(111,751)	$(51,636)

Cash Flows provided by / (used in) Financing Activities:
Proceeds from long term bank debt (Note 7)	-	148,000	-
Repayments of long term debt (Notes 4 and 7)	(19,159)	(103,263)	-
Issuance of common stock, net of issuance costs	-	-	96,001
Payments of financing costs (Note 7)	(150)	(3,177)	-
Cash dividends (Note 11)	(374)	(739)	(7,534)
Changes in restricted cash	-	870	-
Net Cash provided by / (used in) Financing Activities	$(19,683)	$41,691	$88,467

Net increase / (decrease) in cash and cash equivalents	$(21,072)	$(52,615)	$62,318
Cash and cash equivalents at beginning of period	$29,388	$82,003	$19,685
Cash and cash equivalents at end of period	$8,316	$29,388	$82,003

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$6,626	$5,571	$6,106

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
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

Effective June 9, 2016 the Company effected a 1-for-8 reverse stock split on its issued and outstanding common stock (Note 9). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, while Wilhelmsen Ship Management LTD, an unaffiliated third party, provides management services to the laid-up vessels of the Company's fleet, for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD, amounted to $604 for 2016 and are included in Vessel operating expenses in the accompanying 2016 consolidated statement of operations.
 As at December 31, 2016, the Company was the sole owner of all outstanding shares of the following subsidiaries:

a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Rongerik Shipping Company Inc.	Marshall Islands	Domingo (ex Cap Domingo)	Marshall Islands	3,739	Mar-01	Feb-12	-
4	Utirik Shipping Company Inc.	Marshall Islands	Cap Doukato	Marshall Islands	3,739	Feb-02	Feb-12	-
5	Dud Shipping Company Inc.	Marshall Islands	Pamina (ex Santa Pamina)	Marshall Islands	5,042	May-05	Nov-14	-
6	Mago Shipping Company Inc.	Marshall Islands	New Jersey (ex YM New Jersey)	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
7	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
8	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
9	Delap Shipping Company Inc.	Marshall Islands	March (ex YM March)	Marshall Islands	5,576	May-04	Sep-14	-
10	Jabor Shipping Company Inc.	Marshall Islands	Great (ex YM Great)	Marshall Islands	5,576	Apr-04	Oct-14	-
11	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
12	Langor Shipping Company Inc.	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	-
Vessel Owning Subsidiaries - Sold Vessels
13	Lemongina Inc.	Marshall Islands	Garnet (ex Apl Garnet)	Marshall Islands	4,729	Aug-95	Nov-12	Sep-15
14	Nauru Shipping Company Inc. (Note 5)	Marshall Islands	Hanjin Malta	Marshall Islands	4,024	Jan-93	Mar-13	Feb-16
15	Kapa Shipping Company Inc. (Note 5)	Marshall Islands	Angeles (ex YM Los Angeles)	Marshall Islands	4,923	Dec-06	Apr-15	Nov-16
Other Subsidiaries
16	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
17	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. The fees payable to UOT pursuant to the respective management and administrative agreements are eliminated in consolidation as intercompany transactions.

Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2016, 2015 and 2014, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2016	2015	2014
A	34%	25%	-
B	-	10%	25%
C	-	24%	31%
D	22%	11%	-
E	-	-	17%
F	-	13%	14%
G	11%	-	-

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
December 31, 2016
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

(g)          Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2016 and 2015.

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
December 31, 2016
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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%.  Effective fleet utilization is assumed to 98% in the Company's exercise, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for 2016 and 2015 indicated impairment charges for certain of the Company's vessels, which are separately reflected in the accompanying consolidated statements of operations (Note 5), while the review for 2014 did not result in an indication of impairment.

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
December 31, 2016
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

(q)          Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. The unamortized dry-docking cost is reflected in Deferred Charges, net, in the accompanying consolidated balance sheets. Amortization of dry-docking costs, for 2016, 2015 and 2014 amounted to $657, $385 and nil, respectively, and is reflected in Depreciation and amortization of deferred charges, in the accompanying consolidated statement of operations.

(r)          Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt, in accordance with ASU 2015-13: Interest-Imputation of Interest. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
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

(u)          Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2016 and 2015.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
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

Recent Accounting Standards Adopted

Going Concern: In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15, which provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.  The Company has adopted the provisions of ASU 2014-05 (Note 3) on December 31, 2016.

Recent Accounting Pronouncements Not Yet Adopted

(a)        In July 2015, the FASB issued ASU No. 2015-11 –Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.

(b)        In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company's consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

(c)          In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "Update") No. 2016-09- Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718) which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess Tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the provisions of ASU 2016-09, which did not impact its consolidated financial statements and notes disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d)          In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminary expects to use the modified retrospective method. However, the Company is in the process of reviewing its historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

(e)          In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.

(f)          In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(g)       In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

3.	Going Concern

As of December 31, 2016, due to the significant decline in the market value of its vessels, following the prolonged weak charter market conditions, the Company was not in compliance with certain financial covenants, as well as with the minimum required security cover ("hull cover ratio"). Even though as of the date of approval of the consolidated financial statements the lenders have not declared an event of default under the loan agreement, the breaches of the financial covenants constitute events of default and could result in the lenders requiring immediate repayment of the outstanding loan. Due to these technical breaches of the covenants as of December 31, 2016, the Company has classified the long-term portion of its bank debt of $124,792 in current liabilities (Note 7). As a result, the Company, at December 31, 2016, reported a working capital deficit (which is current assets minus current liabilities) of $106,988.

Given the prolonged market downturn in the containerships segment and the continued depressed outlook on charter rates and vessels' market values the Company expects that cash on hand and cash provided by operating activities might not be sufficient to cover its liquidity needs that become due within one year after the date that the financial statements are issued. The above conditions raise substantial doubts about the Company's ability to continue as a going concern.
Management believes that the lenders will not demand payment of the loan before its maturity, since the Company will continue to pay interest and loan installments, as they fall due under the existing loan facility. In addition, the Company, is also exploring several alternatives aiming to manage its working capital requirements, including seeking for more favorable chartering opportunities, future equity or debt security offerings (discussed in Note 14) subject to lenders' consent, and potential sale of vessels or a combination thereof.

Management believes that the Company's plans to manage its working capital requirements will be successful, and as a result the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4.      Transactions with Related Parties

a)          Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses payable to Altair for 2016, 2015 and 2014, were $864, $1,120 and $1,007 respectively, and are included in Prepaid expenses and other assets, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying consolidated financial statements. As at December 31, 2016 and 2015, an amount of $3 and $17, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

b)          Diana Enterprises Inc. ("Diana Enterprises" or "DEI"): Diana Enterprises, a company controlled by the Company's CEO and Chairman of the Board, provides brokerage services to DCI, pursuant to a Brokerage Services Agreement for a fixed fee.  For 2016, 2015 and 2014, total brokerage fees and bonuses to Diana Enterprises, amounted to $2,005, $1,451 and $1,450 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2016 and 2015, there was no amount due from or due to Diana Enterprises.

c)          Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendments discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was repayable on August 20, 2017.

On September 9, 2015, and in relation with The Royal Bank of Scotland plc ("RBS") refinance discussed in Note 7, the loan agreement with DSI was amended. The maturity of the loan agreement was extended until March 15, 2022, provided for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bore interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee would be charged thereafter. Furthermore, the Company agreed to pay at the final maturity date a flat fee of $200.

On September 12, 2016 and in relation with the RBS amended loan agreement discussed in Note 7, the loan agreement with DSI was further amended. The loan was undertaken by Kapa Shipping Company Inc. and its repayment was immediately suspended and will not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement is fully repaid on June 15, 2021 or prepaid. Finally, the margin has been revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.

For 2016, 2015 and 2014, interest and back-end fee expense incurred under the loan agreement with DSI amounted to $1,692, $2,745 and $3,247, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 10). As at December 31, 2016 and 2015, the flat fee of $200 is included in Related party financing, non-current, in the accompanying consolidated balance sheets. Accrued interest as of December 31, 2016 and 2015 amounted to $102 and $103, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

5.          Vessels

In 2015, the Company, through Kapa Shipping Company Inc. and Mago Shipping Company Inc., entered into two memoranda of agreement with unrelated parties, to acquire the container vessels "Angeles" and "New Jersey", respectively, for the purchase price of $21,500 each. The vessels were acquired with attached time charters, for which a deferred asset was recognized (Note 6). Later in 2015, the Company, through Meck Shipping Company Inc. and Langor Shipping Company Inc., entered into two memoranda of agreement with unrelated parties, to acquire the container vessels "Rotterdam" and "Hamburg", for a purchase price of $37,500 and $38,500 respectively. An amount of $475 was deducted from the purchase price of the vessel "Rotterdam", representing a lumpsum compensation agreed with the sellers. Additional capitalized costs for the years ended December 31, 2016 and 2015 amounted to $194 and $495, respectively.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In 2015, the Company, through Lemongina Inc., entered into a memorandum of agreement to sell the vessel "Garnet" (ex " APL Garnet") to an unrelated party for demolition, for a sale price of $7,615, net of address commission. In March 2016, the Company, through Nauru Shipping Company Inc., sold the vessel "Hanjin Malta" to an unrelated party for demolition, for a sale price of $4,842, net of commissions. In November 2016, the Company, through Kapa Shipping Company Inc., sold the vessel "Angeles" to an unrelated party for demolition, for a sale price of $6,448, net of commissions. The aggregate loss from the sale of the vessels in 2016 and 2015, including direct to sale expenses, amounted to $2,899 and $8,300, respectively, and is separately reflected in the 2016 and 2015 accompanying consolidated statements of operations.

In 2016 and 2015, the Company, after taking into account factors such as the vessels' age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. This assessment concluded that the carrying value of seven vessels in 2016 and one vessel in 2015 was not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $118,861 and $6,607 respectively, which is separately reflected in the 2016 and 2015 accompanying statements of operations. The fair value of the vessels was determined through Level 3 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. The vessels were measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The fair value of the specific vessels as of September 30, 2016 was $59,900.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2014	$333,078	$(26,984)	$306,094
- Acquisitions and other vessels' costs	113,020	-	113,020
- Vessels' disposals	(17,588)	2,243	(15,345)
- Depreciation	-	(12,613)	(12,613)
- Impairment charges	(6,607)	-	(6,607)
Balance, December 31, 2015	$421,903	$(37,354)	$384,549
- Capitalized costs	194	-	194
- Vessels' disposals	(16,245)	2,728	(13,517)
- Depreciation	-	(12,013)	(12,013)
- Impairment charges	(118,861)	-	(118,861)
Balance, December 31, 2016	$286,991	$(46,639)	$240,352

As at December 31, 2016, certain of the Company's vessels, having a total carrying value of $215,449, were provided as collateral to secure the term facility with RBS, discussed in Note 7.

6.      Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets represent the unamortized balance of an asset associated with vessels acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements. In this respect, during 2015, the Company recognized prepaid charter revenue for the newly-acquired vessels "Angeles" and "New Jersey" (Note 5), the charters of which have expired in 2016. Accordingly, the balance of the account as of December 31, 2016, is nil.

The movement of the prepaid charter revenue from vessel acquisitions with time-charter attached for the years 2016 and 2015 was as follows:

	Gross Amount	Accumulated Amortization	Net Amount

Balance, December 31, 2014	$33,500	$(27,136)	$	$ 6,364
- Additions	6,000	-		6,000
- Amortization for the period	-	(8,566)		(8,566)
- Write-off of fully amortized assets	(12,500)	12,500		-
Balance, December 31, 2015	$27,000	$(23,202)	$	$ 3,798
- Amortization for the period	-	(3,798)		(3,798)
- Write-off of fully amortized assets	(11,500)	11,500		-
Balance, December 31, 2016	$15,500	$(15,500)	$	$ -

The amortization to revenues for 2016, 2015 and 2014 is separately reflected in Prepaid charter revenue amortization in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

7.          Long-Term Bank Debt, Current and Non-Current

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2016 Total	Current	Non-current	2015 Total	Current	Non-current

The Royal Bank of Scotland plc - Term Loan	$128,861	$128,861	$-	$144,687	$15,376	$129,311
plus financing fees payable to the lenders	200	200	-	-	-	-
less unamortized deferred financing costs	(1,932)	(1,932)	-	(2,009)	(479)	(1,530)
Total bank debt, net of unamortized deferred financing costs	$127,129	$127,129	$-	$142,678	$14,897	$127,781

The Royal Bank of Scotland plc ("RBS")  – Revolving Credit Facility: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An aggregate amount of $98,700 has been drawn down under the credit facility.

The facility would be available for five years with the maximum available amount reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeded the 20 years. In the event that the amounts outstanding at that time exceeded the Available Facility Limit, the Company would repay such part of the loan that exceeded the Available Facility Limit. The credit facility provided for interest at LIBOR plus a margin of 2.75% per annum, and effective June 1, 2013, for an increased margin of 3.10% per annum over LIBOR.

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

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Based on the age of the financed vessels, an amount of $6,000 was repaid in August 2015. On September 15, 2015, in connection with the loan re-finance discussed below, the Company prepaid in full the outstanding balance of $92,700 and the facility was terminated.

The Royal Bank of Scotland plc ("RBS") – Term Loan: On September 10, 2015, the Company, through nine of its subsidiaries, entered into a loan agreement with RBS of up to $148,000, to re-finance the acquisition cost of seven of the Company's vessels, including the full prepayment of the previous facility agreement, and to support the acquisition of the two newly acquired vessels, the "Hamburg" and the "Rotterdam". Until December 31, 2015, the Company drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1,875.

The loan, until its amendment discussed below, bore interest at the rate of 2.75% per annum over LIBOR and was repayable in quarterly instalments and a balloon payment payable together with the last installment in September 2021. The Company paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates.

The loan is secured by first preferred mortgages on nine vessels of the Company's fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contains customary financial covenants, minimum security value of the mortgaged vessels, requires minimum liquidity of $500 per vessel in the fleet and restricted cash of $9,000 to be deposited by the borrowers with the lenders for the duration of the loan. There are also restrictions as to changes in the loan agreement with DSI, in the securities purchase agreement that the Company entered into in the private placement which took place in July 2014, in certain shareholdings and management of the vessels. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

On September 12, 2016, the Company entered into an amendment of its loan agreement with RBS, according to which the Company prepaid an amount of $7,607 and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provides for changes to the borrowers and to the mortgaged vessels and required an amendment to the loan agreement with DSI (Note 4). It also prohibits the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8,851, which was created out of the reallocation of amounts due under the existing tranches, and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018, certain financial covenants were amended while the application of others was deferred to 2019, and the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018. Finally, the Company paid an amendment fee of $150 at the signing of the agreement and an additional fee of $200 is payable on December 31, 2018.

As of September 30, 2016 and thereafter, due to a significant decline in the market value of its vessels, the Company was not in compliance with two financial covenants, as well as with the required covenant for the minimum required security cover ("hull cover ratio"). As advised by the lenders, to rectify the shortfall of the minimum required security cover, the Company would have to repay to RBS an amount of $18,861, or provide additional security. Due to these technical breaches in its loan covenants, the Company has classified its bank debt as of December 31, 2016 in current liabilities. Accordingly, the loan balance and the loan-related fees have been reclassified to Current portion of long-term bank debt, net of unamortized deferred financing costs and the restricted cash under the facility has been reclassified to Restricted cash, current in the accompanying 2016 consolidated balance sheet.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The weighted average interest rate of the bank loans during 2016 and 2015 was 3.52% and 3.22%, respectively. During 2016, 2015 and 2014, total interest incurred on long-term bank debt, amounted to $4,902 $3,541 and $3,282, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 10).  Commitment fees incurred during 2016, 2015 and 2014, amounted to $0, $329 and $0, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations.

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

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association ("P&I Association") in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)          As at December 31, 2016, the majority of our vessels were operating under time charter agreements, while the rest of them were not chartered. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2016, non-cancelable time charter contracts, all expiring in 2017, are estimated at $2,336.

9.     Changes in Capital Accounts

(a)          1-for-8 reverse stock split: On January 14, 2016, the Company received written notification from The NASDAQ Stock Market LLC indicating that, because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price requirement for The Nasdaq Global Select Market. In this respect effective as of the opening of trading on June 9, 2016, the Company effected a one-for-eight reverse stock split of its common shares, which was approved by shareholders at the Company's 2016 Annual Meeting of Shareholders held on February 24, 2016. The number of the Company's common shares issued and outstanding at that date was reduced from 74,890,570 to 9,361,274. No fractional shares were issued in connection with the reverse stock split. Shareholders who would otherwise hold fractional shares of the Company's common stock received a cash payment in lieu of such fractional share.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)          Compensation cost on restricted common stock: In 2010 the Company adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended in 2012. A total of 299,024 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2016, 4,064 common shares remain available to be issued.  The plan is administered by the Company's compensation committee, or such other committee of the Company's Board of Directors as may be designated by the Board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors. In May 2015, the Company's board of directors approved to adopt the Diana Containerships Inc. 2015 Equity Incentive Plan, with substantially the same terms and provisions as the Company's Amended and Restated 2010 Equity Incentive Plan.  Under the 2015 Equity Incentive Plan, an aggregate of 625,000 common shares were reserved for issuance. The plan is administered by the compensation committee, or such other committee of the Company's board of directors as may be designated by the board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During 2016, the Company's Board of Directors approved the grant of restricted common stock to the executive management pursuant to the Company's equity incentive plan, and in accordance with terms and conditions of restricted shares award agreements signed by the grantees. The restricted shares are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods, which is 3 years.

During 2016, 2015 and 2014, compensation cost on restricted stock amounted to $1,119, $928 and $341, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2016 and 2015, the total unrecognized compensation cost relating to restricted share awards was $1,058 and $1,797, respectively. At December 31, 2016, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.94 years. During 2016, 2015 and 2014, the movement of restricted stock cost was as follows:

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2013	1,666	$60.00
Granted	45,180	29.76
Vested	(1,666)	60.00
Forfeited or expired	-	-
Outstanding at December 31, 2014	45,180	$29.76
Granted	91,449	18.32
Vested	(15,060)	29.76
Forfeited or expired	-	-
Outstanding at December 31, 2015	121,569	$21.15
Granted	124,989	3.04
Vested	(45,543)	22.10
Forfeited or expired	-	-
Outstanding at December 31, 2016	201,015	$9.68

(c)          ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. In 2014, a number of 136,574 shares were issued and the net proceeds received during the period, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $4,652. On July 28, 2014, the Company announced the suspension of the offer and sale of its common shares under the existing at-the-market offering.

(d)          Private Equity Placement: On July 28, 2014, the Company entered into an agreement to sell 4,581,673 shares of its common stock in a private placement at a purchase price of $20.08 per share. In the transaction, DSI purchased $40,000 of common shares, two unaffiliated institutional investors together purchased $40,000 of common shares and the Company's CEO and Chairman, a member of his family and other members of the senior management, together purchased $12,000 of common shares. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial advisor regarding the financial fairness to the Company of the aggregate purchase price to be received by the Company. Pursuant to the Securities Purchase Agreement, the Company agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, it will not declare or pay dividends in excess of $0.08 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, the Company's board of directors may amend this dividend policy to resume the payment of dividends. In connection with this transaction, the Company and its respective counter parties entered into amendments to the brokerage services agreement with DEI, the loan agreement with DSI, both discussed in Note 4 and the facility agreement with RBS discussed in Note 7. The transaction closed on July 29, 2014 and the net proceeds received, after deducting offering expenses payable by the Company, amounted to $91,349.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2016	2015	2014
Interest expense on bank debt (Note 7)	$4,902	$3,541	$3,282
Interest expense and other fees on related party debt (Note 4)	1,692	2,945	3,247
Amortization of deferred financing costs (Note 7)	427	268	196
Commitment fees and other (Note 7)	73	412	21
Total	$7,094	$7,166	$6,746

11.	Earnings/ (Loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 201,015 as at December 31, 2016, and 121,569 as at December 31, 2015 (Note 9), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the years ended December 31, 2016, 2015 and 2014 amounted to $374, $739 and $7,534, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. For the years ended December 31, 2016 and 2015, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount. For 2014, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provision of ASC 260, was anti-dilutive.

	2016		2015		2014
	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss)	$(149,014)	$(149,014)	$(17,531)	$(17,531)	$3,238	$3,238
Less distributed earnings allocated to restricted shares	-	-	-	-	(50)	(50)
Net income / (loss) available to common stockholders	(149,014)	(149,014)	(17,531)	(17,531)	3,188	3,188

Weighted average number of common shares, basic	9,150,574	9,150,574	9,109,555	9,109,555	6,455,634	6,455,634
Weighted average number of common shares, diluted	9,150,574	9,150,574	9,109,555	9,109,555	6,455,634	6,455,634

Earnings / (loss) per common share, basic and diluted	$(16.28)	$(16.28)	$(1.92)	$(1.92)	$0.49	$0.49

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
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
The Company believes that it was subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2016 taxable year and intends to take this position on the 2016 U.S. federal income tax returns. However, there are factual circumstances beyond the control of the Company that could cause it to lose the benefit of the Section 883 exemption in the future. For example, there is a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.
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

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2016 and 2015.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

14.      Subsequent Events

(a)      Filing with the SEC of a shelf registration statement on Form F-3: On January 26, 2017, the Company filed with the SEC a shelf registration statement on Form F-3. The shelf registration statement, when declared effective, will give the Company the ability to offer and sell, within a 3 year period, up to $250,000 of its securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units. The Company may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and the Company's capital needs.

(b)     Equity Incentive Plan: On February 9, 2017, the Company's Board of Directors approved an award of restricted common stock with value $380 to the executive management and the non-executive directors, pursuant to the Company's equity incentive plan. The award will be granted on February 9, 2018 and the exact number of shares for the grantees will be defined based on the share closing price of February 9, 2018. One third of the shares will vest on the grant date and the remainder will vest ratably over two years from the grant date.