Form 20-F
period 2017-12-31
Diana Containerships Inc.
filed 2018-03-16
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	The NASDAQ Stock Market LLC
Preferred stock purchase rights	The NASDAQ Stock Market LLC

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

As of December 31, 2017, there were 4,051,266 shares of the registrant's common stock outstanding.

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
☐ Yes      ☐No

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
In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3. Key Information – D. Risk Factors," important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the supply of vessels, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities, our ability to continue as a going concern, potential liability from pending or future litigation, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
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
The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.
All share and per share amounts disclosed in this annual report give retroactive effect to the six reverse stock splits of our common shares effected in 2016 and 2017, for all periods presented. See "Item 4. Information on the Company – A. History and Development of the Company."
	For the years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Time charter revenues	$23,806	$36,992	$70,746	$65,678		$74,337
Prepaid charter revenue amortization	-	(3,798)	(8,566)	(11,610)		(20,322)
Time charter revenues, net	23,806	33,194	62,180	54,068		54,015
Voyage expenses	1,702	3,169	2,619	332		705
Vessel operating expenses	22,732	30,213	35,847	26,559		30,870
Depreciation and amortization of deferred charges	8,147	12,740	13,140	10,309		11,070
Management fees	-	-	-	-		305
General and administrative expenses	8,366	7,241	6,194	6,306		5,059
Impairment losses	8,363	118,861	6,607	-		42,323
(Gain) / Loss on vessels' sale	(945)	2,899	8,300	695		16,481
Foreign currency losses / (gains)	51	111	(55)	17		66

Operating income / (loss)	(24,610)	(142,040)	(10,472)	9,850		(52,864)
Interest and finance costs	(13,843)	(7,094)	(7,166)	(6,746)		(4,554)
Interest income	87	120	107	134		72
Gain from bank debt write off	42,185	-	-	-		-

Net income / (loss)	$3,819	$(149,014)	$(17,531)	$3,238	$	$ (57,346)

Earnings / (loss) per common share, basic and diluted	$8.94	$(100,821.38)	$(11,917.74)	$2,205.72	$	$ (85,463.49)

Earnings / (loss) per common share, diluted	$8.94	$(100,821.38)	$(11,917.74)	$2,205.72	$	$ (85,463.49)

Dividends declared and paid, per share	$-	$246.96	$493.92	$10,125.36		$44,452.80

Weighted average number of common shares, basic	427,333	1,478	1,471	1,468		671

Weighted average number of common shares, diluted	427,361	1,478	1,471	1,468		671

	As of and for the years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$6,444	$8,316	$29,388	$82,003	$19,685
Vessels held for sale	18,378	-	-	-	-
Total current assets	28,000	22,875	34,914	86,446	22,980
Vessels' net book value	201,308	240,352	384,549	306,094	265,372
Property and equipment, net	911	946	987	1,089	321
Restricted cash	-	9,000	9,000	9,870	9,870
Total assets	232,307	266,531	435,723	409,263	316,709
Total current liabilities	101,215	129,863	24,697	9,290	3,779
Bank and other debt (net of unamortized deferred financing costs)	12,119	127,129	142,678	98,298	98,102
Related party financing (net of unamortized deferred financing costs)	84,832	45,617	48,950	50,867	50,233
Total stockholders' equity	$130,772	$90,880	$239,174	$256,443	$164,465

Cash Flow Data:
Net cash provided by/ (used in) operating activities	$(12,653)	$(11,963)	$17,445	$25,487	$31,740
Net cash provided by / (used in) investing activities	6,665	10,574	(111,751)	(51,636)	(81,663)
Net cash provided by / (used in) financing activities	4,116	(19,683)	41,691	88,467	38,082

Fleet Data:
Average number of vessels (1)	11.4	13.1	12.6	8.8	9.6
Number of vessels at end of period	11.0	12.0	14.0	11.0	9.0
Ownership days (2)	4,178	4,780	4,600	3,198	3,516
Available days (3)	4,155	4,735	4,515	3,198	3,516
Operating days (4)	3,152	3,304	4,155	3,189	3,442
Fleet utilization (5)	75.9%	69.8%	92.0%	99.7%	97.9%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$5,320	$6,341	$13,192	$16,803	$15,162
Daily vessel operating expenses (7)	5,441	6,321	7,793	8,305	8,780

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

	For the years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$23,806	$33,194	$62,180	$54,068	$54,015
Less: voyage expenses	(1,702)	(3,169)	(2,619)	(332)	(705)

Time charter equivalent revenues	$22,104	$30,025	$59,561	$53,736	$53,310

Available days	4,155	4,735	4,515	3,198	3,516
Time charter equivalent (TCE) rate	$5,320	$6,341	$13,192	$16,803	$15,162

(7)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

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
Industry Specific Risk Factors
The containership sector is cyclical and volatile, with charter hire rates and profitability at reduced levels, and the recent global economic downturn has resulted in decreased demand for container shipping.
Our growth generally depends on continued growth in world and regional demand for containership services, and the global economic slowdown that commenced in 2008 and from which the global economy has not fully recovered resulted in decreased demand for containerships and a related decrease in charter rates that have not fully recovered.
The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates subsequently improved and stabilized somewhat, although current rates remain below their long-term averages and may decline further. Fluctuations in charter rates result from changes in the supply of and demand for ship capacity and changes in the supply of and demand for the major products internationally transported by containerships. The factors affecting the supply of and demand for containerships and supply of and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, most of which are scheduled to expire in the first half of 2018, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.
The factors that influence demand for containership capacity include:
•	supply of and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	weather; and
•	cost of bunkers.

The factors that influence the supply of containership capacity include:
•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of older containerships;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;
•	the number of containerships that are out of service;
•	port congestion and canal closures; and
•	demand for fleet renewal.
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
The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 to 2015, especially for medium to smaller size containerships. Although freight rates recovered somewhat throughout 2016 and 2017, rates remain below their historical averages, which has adversely affected their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, have reduced demand for containership charters compared to historical averages. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

We are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.
All of our vessels are currently employed on time charter, to an aggregate of 5 different charterers.  Should charter rates for containerships improve, we may seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition, results of operations and cash flows.
An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably or at all.
According to industry sources, as of January 1, 2018, newbuilding containerships with an aggregate capacity of 2.8 million TEUs, representing approximately 13% of the total worldwide containership fleet capacity as of that date, were on order. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.
The reduction in charter rates may cause certain vessel owners or operators, including us, to elect to "lay up" one or more of its vessels for an extended period of time.  The lay up of a vessel significantly reduces the vessel's operating costs during the lay-up period, but the owners will continue to incur certain expenses relating to maintenance, insurance and debt service costs, among others.  In addition, vessel owners will incur expenditures to re-commission a vessel and place it back into service, the amount of which cannot generally be determined at the time of lay up.  These expenditures may be extensive, and may delay the eventual re-activation of the vessel until such time as the owner determines that there is a sustainable rebound in charter rates, which may result in lost earnings during the early stages of a recovery. As we have done in the past, there is a risk that we may elect to lay up one or more vessels in the future.
A decline in the state of global financial markets and economic conditions may adversely affect our earnings and financial condition and our ability to obtain financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including continuing economic weakness in the European Union, or the EU. Weakness in the global economy has caused, and could in the future cause, a decrease in worldwide demand for certain goods and, thus, shipping. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.
The EU and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, Spain, Portugal, and Italy, and their ability to meet future financial obligations and the overall stability of the euro. Partly as a result, the credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

Recent volatility in global financial markets and economic conditions has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been, and may continue to be negatively affected by a decline in lending. Furthermore, a decline in global financial markets and economic conditions may adversely impact our ability to issue additional equity at prices that are not dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed, and to the extent required, on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, or otherwise take advantage of business opportunities as they arise.
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
In addition, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The current U.S. president was elected on a platform promoting trade protectionism and his election has created uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries.
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
Vessel values may fluctuate, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.
Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. In 2017 and 2016, we recognized $8.4 million and $118.9 million of impairment charges, respectively, for two and seven of our vessels, respectively.
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
The containership sector is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain our current charterers or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
An increase in operating costs could adversely affect our cash flows and financial condition.
Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. See "Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs or delays, which may adversely affect our business and financial condition." Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.

An increase in the price of fuel, or bunkers, may adversely affect profits.
While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO's International Convention for the Safety of Life at Sea of 1974, or SOLAS.
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
Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any containership that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.
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
Continuing conflicts and recent developments in the Middle East, Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to countrywide U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect.  Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action, or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or Implementation Day, the United States joined the EU and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.  On October 13, 2017, the U.S. President announced that he would not certify Iran's compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or reinstate any sanctions.  However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Obama administration, the EU and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Changing laws and evolving reporting requirements could have an adverse effect on our business.
Changing laws, regulations and standards relating to reporting requirements, including the EU General Data Protection Regulation, or GDPR, may create additional compliance requirements for us.
GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

Company Specific Risk Factors
The market values of our vessels are highly volatile and have declined in recent years and may further decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our existing or future loan facilities.
The market values of our vessels are related to prevailing freight charter rates. While the market values of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.  The market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:
•	the prevailing level of charter hire rates;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies and other modes of transportation;
•	the types, sizes and ages of vessels;
•	the supply of and demand for vessels;
•	applicable governmental or other regulations;
•	technological advances; and
•	the cost of newbuildings.
The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels' market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As at December 31, 2017, we were in compliance with all of the covenants in our loan facilities. If we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facility could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.
In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.
Restrictive covenants in our credit facilities and the Statements of Designations of our Series B-1 and Series B-2 Convertible Preferred Stock may impose financial and other restrictions on us.
We are party to a secured loan facility with Diana Shipping in the amount of $82.6 million and a secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35.0 million. Additionally, in March 2017, we issued newly-designated Series B-1 and Series B-2 convertible preferred stock.
Pursuant to the Statements of Designations of our Series B-1 and Series B-2 convertible preferred stock, we cannot incur or guarantee indebtedness, other than certain Permitted Indebtedness (as defined in the Statements of Designations) or other than in the ordinary course of business and to an extent consistent with past practice and necessary and desirable for the prudent operation of our business.

Our loan facilities also impose operating and financial restrictions on us. Unless we obtain the lenders' consent, these restrictions may limit our ability to, among other things:
•	pay dividends or make other distributions, in cash or in kind, of our share capital;
•	incur additional indebtedness;
•	issue equity, unless the net proceeds of such sale are used to repay our existing indebtedness;
•	change the flag, class or management of our vessels;
•	create liens on our assets;
•	sell our vessels;
•	acquire vessels;
•	enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;
•	enter into any amalgamation, demerger, merger or corporate reconstruction; and
•	change the general nature of the business.
Therefore, we may need to seek permission from our lenders and the holders of our Series B-1 and Series B-2 convertible preferred stock in order to engage in certain corporate actions. Our lenders' and preferred shareholders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' or preferred shareholders' permission when needed. This may limit our ability to pay any dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
Our independent auditors have expressed doubt about our ability to continue as a going concern. The existence of such report may adversely affect our stock price, our business relationships and our ability to raise capital. There is no assurance that we will not receive a similar report for the year ended December 31, 2018.
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
Our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our audited financial statements included in this annual report that expresses substantial doubt about our ability to continue as a going concern. Given the prolonged market downturn in the containerships segment and the continued depressed outlook on charter rates and vessels' market values, we expect that cash on hand and cash provided by operating activities might not be sufficient to cover our liquidity needs that become due within one year after the date that the financial statements are issued.  In addition, we are also exploring several alternatives aiming to manage our working capital requirements, including potential sales of additional vessels, seeking for more favorable chartering opportunities, or a combination thereof. However, there can be no assurance that such efforts will be successful, and accordingly, that our independent registered public accounting firm's report on our future financial statements for any future period will not include a similar explanatory paragraph. Our independent registered public accounting firm's expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in a purported class action lawsuits pending in the U.S. District Court for the Eastern District of New York. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended.
While we believe these claims to be without merit and intend to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance is applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.
Our future growth will depend on our ability to successfully charter our vessels, for which we will face substantial competition.
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
We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. See "The containership sector is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on us." As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement any future growth successfully.

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably.
The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or time charter agreements could cause us to suffer losses or otherwise adversely affect our business.
Currently, we have secured time charters for our operating vessels with minimum remaining durations up to 2 months. Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters, which exposes us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. From time to time, we may enter into agreements to acquire vessels, and if the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business.
In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
There are periods when we may be interested in further growing our fleet through selective acquisitions. Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.
Our purchasing and operating secondhand vessels and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
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
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our Manager will conduct any historical financial due diligence process at times when we acquire vessels. Accordingly, neither we nor our Manager will obtain the historical operating data for any secondhand vessels we may acquire in the future from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.
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
From time to time, our business plan is to identify and acquire suitable vessels at favorable prices and trade our vessels on short-, medium- or long-term time charters. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.
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
We have acquired re-sale newbuilding vessels in the past and may acquire additional newbuildings in the future. The completion and delivery of newbuildings could be delayed because of, among other things:
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
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.
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
Diana Shipping is able to exert considerable influence over matters on which our shareholders are entitled to vote, which may limit your ability to influence our actions.
Diana Shipping currently owns 100% of our Series C preferred voting stock. The Series C preferred shares vote with our common shares. Each share of Series C preferred stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C preferred stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our shareholders.
While Diana Shipping has no agreement, arrangement or understanding relating to the voting of its shares of Series C preferred stock, it is able to exert considerable influence over the outcome of matters on which our shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping continues to own a significant amount of our equity, even though the amount held by it represents less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Diana Shipping may be different from your interests.
Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.
Although Diana Shipping currently owns 100% of our Series C preferred voting stock, it will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Shipping and/or its affiliates.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman of the Board, our President, our Chief Operating Officer and Secretary, and our Chief Financial Officer and Treasurer also serve as executive officers and/or directors of Diana Shipping. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership sector, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.
The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
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
While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.
LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.
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
We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2017 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.
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

If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.
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
The effects of the recent Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.
As a result of the recent economic slump in Greece and the capital controls imposed by the Greek government in June 2015, our fleet manager, UOT, which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Although the Greek economy showed signs of improvement in 2017, conditions may worsen in the future, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.
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

Risks Relating to our Common Shares
The provisions of our Series B-2 Convertible Preferred Shares may require us to issue a large number of common shares upon conversion, which may significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The conversion price that is used to determine the number of common shares issued to holders of our Series B-2 convertible preferred shares upon conversion is subject to anti-dilution adjustments and adjustments based upon the trading price of our common shares. Our Series B-2 convertible preferred shares are convertible at the option of the holder into share of our common stock at a fixed conversion price of $7.00 per common share, subject to certain adjustments, and provided that on the date of conversion the trading volume of our common shares on The Nasdaq Global Select Market is not less than 15,000,000 shares. Alternatively, at the option of the holder, the Series B-2 convertible preferred shares may be converted at a price equal to the higher of (i) 92.25% of the lowest volume-weighted average price of our common shares on any trading day during the five consecutive trading day period ending and including the trading day immediately prior to the date of the applicable conversion date, and (ii) $0.50. Under certain circumstances, the aforementioned adjustments may result in us issuing a large number of common shares upon conversion of the Series B-2 convertible preferred shares, which in turn could significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The market price of our common shares is subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.
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
Since June 2016, we have effected six reverse stock splits of our common shares, each which was approved by our board of directors and by our shareholders at an annual or special meeting of such shareholders. There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with any of the reverse stock splits. See "Item 4. Information on the Company—A. History and Development of the Company."
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
The market price of our common shares has recently declined significantly, and our common shares could be delisted from the Nasdaq Global Select Market or trading could be suspended.
On May 22, 2017, we received a notification of deficiency from The Nasdaq Stock Market, or Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. Additionally, on July 31, 2017, we received a second notification of deficiency from Nasdaq stating that the market value of our publicly held shares fell below the $5,000,000 minimum requirement for listing on the Nasdaq Global Select Market for 30 consecutive business days. We regained compliance with both deficiencies within the prescribed grace period for each of 180 calendar days by effecting reverse stock splits of our common shares. See "Item 4. Information on the Company—A. History and Development of the Company."
A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Global Select Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Our board of directors has suspended the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.
Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflected our board of director's determination that it was in the best long-term interest of the Company and its shareholders to aggressively preserve liquidity to manage market conditions and be in a position to benefit from an eventual sector recovery.  Our dividend policy will be assessed by our board of directors from time to time.
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
We are party to a secured loan facility with Diana Shipping in the amount of $82.6 million and a secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35.0 million. In addition, we have an effective shelf registration statement on Form F-3, declared effective by the SEC on March 7, 2017, which gives us the ability to offer and sell, within a three year period, up to $250.0 million of our securities. In March 2017, we completed a registered direct offering of 3,000 Series B-1 convertible preferred shares and warrants to purchase 6,500 of Series B-1 convertible preferred shares. Concurrently with the registered direct offering, we completed an offering of warrants to purchase 140,500 Series B-2 convertible preferred shares in a private placement pursuant to Regulation S.
In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and certain series of our preferred stock, including our Series B-1 and Series B-2 convertible preferred stock, and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Any additional preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments similar to that of our Series B-1 and Series B-2 convertible preferred stock, that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stock or lenders with respect to our credit facilities and other borrowings.

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
Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 4,051,266 shares were issued and outstanding as of December 31, 2017. We have an effective shelf registration statement on Form F-3, which gives us the ability to offer and sell, within a three year period, up to $250.0 million of our securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units.
We may offer and sell our common stock or securities convertible into our common stock from time to time, whether pursuant to our effective shelf registration statement or otherwise, and through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders.

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

In addition, we have entered into an amended and restated stockholders rights agreement, dated August 29, 2016, or the Stockholders Rights Agreement, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.
These anti-takeover provisions, including provisions of our Stockholders Rights Agreement, could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may adversely affect the value of our securities, if any, and the ability of our shareholders to realize any potential change of control premium.
Our Series B-1 and Series B-2 Convertible Preferred Shares are senior obligations of ours and rank prior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.
The rights of the holders of our Series B-1 and Series B-2 convertible preferred shares rank senior to the obligations to holders of our common shares. Upon our liquidation, dissolution or winding up, holders of our Series B-1 and Series B-2 convertible preferred shares will be entitled to be paid out of our assets an amount per share equal to $1,000, plus any accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series B-1 and Series B-2 convertible preferred shares could have an adverse effect on the value of our common shares.
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
During 2016 and 2017, we effected six reverse stock splits of our common shares, each which was approved by our board of directors and by our shareholders:
•	On June 9, 2016, we effected a one-for-eight reverse stock split, which our shareholders approved at our annual meeting of shareholders held on February 24, 2016;
•	On July 5, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On July 27, 2017, we effected a one-for-six reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On August 24, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On September 25, 2017, we effected a one-for-three reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017; and
•	On November 2, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at the special meeting of shareholders held on October 26, 2017.

There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with any of the reverse stock splits. All share and per share amounts disclosed in this annual report give effect to these six reverse stock splits retroactively, for all periods presented.
Business Development and Capital Expenditures and Divestitures
In March 2015, we entered, through two separate wholly-owned subsidiaries, into two Memoranda of Agreement with unrelated parties, to acquire the 2006-built Panamax container vessels of approximately 4,923 TEU capacity each, the m/v YM New Jersey and the m/v YM Los Angeles, for a purchase price of $21.5 million each. The vessels were delivered to us in April 2015.
In July 2015, we entered, through two separate wholly-owned subsidiaries, into two Memoranda of Agreement with unrelated parties, to acquire two Post-Panamax container vessels of approximately 6,494 TEU capacity each, the 2009-built m/v Hamburg and the 2008-built m/v Rotterdam, for a purchase price of $38.5 million and $37.5 million, respectively. The vessels were delivered to us in November and September 2015, respectively.
In September 2015, we sold the m/v Garnet (ex Apl Garnet) to unrelated parties for demolition, for a sale price of $7.6 million, net of address commission. The vessel was delivered to her new owners in the same month.
In September 2015, we, through nine separate wholly-owned subsidiaries, entered into a loan agreement with The Royal Bank of Scotland plc, or RBS, for up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the existing facility agreement with RBS, and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam (discussed above).The loan facility had a term of six years, was repayable in quarterly installments and a balloon payment payable together with the last installment, and bore interest at the rate of 2.75% per annum over LIBOR. Until December 31, 2015, we drew down in full the $148.0 million. In connection with this loan, we paid arrangement and structuring fees amounting to $1.9 million and a commitment fee of 1.375% per annum on the undrawn amount of the loan until the drawdown dates.
In September 2015, and in relation with the RBS refinance discussed above, our $50.0 million loan agreement with Diana Shipping was amended. The loan agreement was extended until March 2022, provided for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bore interest at LIBOR plus a margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee would be charged thereafter. Furthermore, we agreed that we would pay at the final maturity date a flat fee of $0.2 million.
In February 2016, we sold the m/v Hanjin Malta to unrelated parties for demolition, for a sale price of $4.8 million, net of commissions. The vessel was delivered to her new owners in March 2016.
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
In September 2016, we amended our $148.0 million loan agreement with RBS dated September 10, 2015 (discussed above). Amendments to the RBS loan agreement included, among others things, the prepayment of $7.6 million by September 15, 2016; a reduction in the first four consecutive quarterly repayment installments under each tranche, to be repaid ratably over the remaining quarterly installments, and the deferral of all quarterly repayments until September 15, 2017; the creation of a new $8.9 million tranche, or the Deferred Tranche, out of the reallocation of amounts due under the existing tranches, whose repayment would commence on March 15, 2019; a prohibition on the payment of dividends until the later of prepayment or repayment in full of the Deferred Tranche and September 15, 2018; and a prohibition on the incurrence of additional indebtedness (with the exception of intra-group debt) or the acquisition of additional vessels until September 15, 2018.

In September 2016, as a condition to the RBS loan amendments discussed above, we also amended our $50.0 million loan agreement with Diana Shipping dated May 20, 2013, as amended in July 2014 and September 2015, to, among other things, defer its repayment until the later of the repayment or prepayment in full of the Deferred Tranche under the RBS loan and September 15, 2018.
In November 2016, we sold the m/v Angeles (ex YM Los Angeles) to unrelated parties for demolition, for a sale price of $6.4 million, net of commissions. The vessel was delivered to her new owners in the same month.
In January 2017, we filed with the SEC a shelf registration statement on Form F-3, which was declared effective on March 7, 2017. The shelf registration statement gives us the ability to offer and sell, within a three year period, up to $250.0 million of our securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units. We may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and our capital needs.
In March 2017, we completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, we completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited, or Kalani, an entity not affiliated with us, pursuant to a Securities Purchase Agreement. In connection with the private placement, we entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. In 2017, we received gross proceeds of $3.0 million from the sale of the 3,000 Series B-1 convertible preferred shares. Additionally, 29,500 preferred warrants were exercised during the period for the sale of an equal number of Series B-1 and Series B-2 preferred shares, and we received $29.5 million of gross proceeds for these shares until December 31, 2017. In 2017, from the 32,500 Series B preferred shares issued, 32,211 preferred shares were converted to 4,049,733 common shares and 289 Series B preferred shares remained outstanding as of December 31, 2017. Additionally, subsequent to the balance sheet date and up to March 14, 2018, we received $7.5 million of gross proceeds from the exercise of 7,500 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, subsequent to December 31, 2017, 7,493 Series B-2 convertible preferred shares were converted to 2,840,144 common shares, thus leaving 296 Series B-2 convertible preferred shares outstanding on March 14, 2018.
In May 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our then outstanding loan with DSI, thus leaving an outstanding principal balance of $42.4 million on such loan. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with our common shares, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders. As of December 31, 2017, the 100 Series C Preferred Stock remained outstanding.
In May 2017, we sold the m/v Doukato (ex Cap Doukato) to an unrelated party, for a sale price of $6.0 million, net of commissions. The vessel was delivered to her new owners in June 2017.
In June 2017, we repaid to RBS an amount of $85.0 million as full and final settlement of our loan, which had an outstanding balance of $128.9 million as of the date of settlement, and the loan agreement was terminated.  This settlement resulted in a gain of $42.2 million, net of expenses.

In June 2017, the repayment of the RBS loan discussed above was partially funded with $10.0 million from our own cash, with $40.0 million from a refinance of our then existing loan with DSI and with $35.0 million from a new loan agreement with Addiewell Ltd, or Addiewell, an unrelated party. After the refinance of our then existing unsecured loan facility with DSI, the principal amount of the new secured loan amounted to $82.6 million, which included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million which was payable at maturity, and the additional drawdown of $40.0 million. The new loans with Addiewell and DSI, which are secured by first and second priority mortgages over our containerships, each mature in eighteen months from their signing, or on December 31, 2018, and bear interest at the rate of 6% per annum for the first twelve months scaled to 9% for the next three months and further scaled to 12% for the remaining three months of the loans. Additionally, there is a discount premium amount of $10.0 million and $5.0 million for the loans with Addiewell and DSI, respectively. During 2017, we repaid $26.5 million of the outstanding balance on our loan with Addiewell and did not make any repayments to DSI. Up to March 14, 2018 we repaid an additional $8.5 million to Addiewell and also repaid $8.4 million to DSI by making use of equity and vessels' sales proceeds.
In October 2017, we entered into two memoranda of agreement, as amended, to sell the vessels m/v March and m/v Great to unrelated parties, for a gross sale price of $11.0 million each, with expected delivery to the new owners by the end of March 2018. We have classified both vessels as held for sale in the current assets of our 2017 consolidated balance sheets.
In February 2018, we entered into a memorandum of agreement to sell the m/v New Jersey (ex YM New Jersey) to an unrelated party for demolition, for a sale price of $9.4 million, net of commissions to the buyers. The vessel was delivered to her new owners on March 12, 2018.
In February 2018, we entered into two memoranda of agreement to sell the m/v Sagitta and m/v Centaurus to an unrelated party, for a gross sale price of $12.3 million each. The vessels are expected to be delivered to the buyer at the latest by April 27, 2018.
B.	Business Overview
We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.
As of the date of this annual report, our fleet consists of four panamax and six post-panamax containerships, including the four vessels we have contracted to sell and have not yet delivered to their buyers, with a combined carrying capacity of 52,855 TEU and a weighted average age of 11.5 years. As at December 31, 2017, our fleet consisted of five panamax and six post-panamax containerships, including the two vessels we were contracted to sell as of that date, with a combined carrying capacity of 57,778 TEU and a weighted average age of 11.3 years. As at December 31, 2016, our fleet consisted of six panamax and six post-panamax containerships with a combined carrying capacity of 61,517 TEU and a weighted average age of 10.6 years. As at December 31, 2015, our fleet consisted of eight panamax and six post-panamax containerships with a combined carrying capacity of 70,464 TEU and a weighted average age of 10.3 years.
During 2017, 2016 and 2015, we had fleet utilization of 75.9%, 69.8%, and 92.0%, respectively, our vessels achieved a daily time charter equivalent rate of $5,320, $6,341, and $13,192, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $23.8 million, $33.2 million and $62.2 million, respectively.

Set forth below is summary information concerning our fleet as at March 15, 2018.
Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
4 Panamax Container Vessels

SAGITTA	A	$8,400	1.25%	Hapag-Lloyd AG	15-Aug-17	15-Feb-18	1
		$8,400	1.25%		15-Feb-18	15-May-18 - 15-Jul-18
2010 3,426
CENTAURUS	A	$7,950	3.50%	CMA CGM	23-Aug-17	23-Apr-18 - 23-Aug-18	1
2010 3,426
NEW JERSEY		-	-	-	-	- - -	2,3
(ex YM New Jersey)
2006 4,923
PAMINA		$9,500	3.75%	Orient Overseas Container Line Ltd.	12-Sep-17	12-Apr-18 - 12-Sep-18
(ex Santa Pamina)
2005 5,042
DOMINGO		$8,500	3.50%	CMA CGM	14-Sep-17	14-May-18 - 14-Aug-18
(ex Cap Domingo)
2001 3,739

6 Post - Panamax Container Vessels

PUELO	B	$10,600/$12,000	5.00%	Maersk Lines A/S	1-Aug-17	1-Apr-18 - 1-Feb-19	4
2006 6,541
PUCON	B	$10,750	3.75%	Orient Overseas Container Line Ltd.	27-Apr-17	27-Apr-18 - 26-Jun-18
2006 6,541
MARCH	C	$6,850	1.25%	Hapag-Lloyd AG	15-Feb-17	19-Mar-18 - 30-Mar-18	5,6,7
(ex YM March)
2004 5,576
GREAT	C	$7,300	3.75%	Orient Overseas Container Line Ltd.	8-Apr-17	16-Mar-18	5,7
(ex YM Great)
2004 5,576
HAMBURG	D	$11,000	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	1-Dec-17	31-Mar-18 - 9-Jul-18

2009 6,494
ROTTERDAM	D	$6,890	3.50%	CMA CGM	7-Mar-17	7-Jan-18
		$13,150	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	25-Jan-18	25-May-18 - 14-Jul-18
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
1 Vessel sold and expected to be delivered to her new owners at the latest by April 27, 2018.
2 As of October 11, 2016, vessel has been placed into lay-up, in Malaysia.
3 "New Jersey" sold and delivered to her new owners on March 12, 2018.
4 The gross charter rate is US$10,600 per day for the first eight (8) months of the charter period and US$12,000 per day for the balance period of the time charter. The charterer has the option to redeliver the vessel any time between April 1, 2018 and February 1, 2019.

5 Based on latest information.
6 Charterers will pay US$1 per day for the first 15 days of the charter period.
7 Vessel sold and expected to be delivered to her new owners at the latest by March 30, 2018.

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
Our management team has experience in multiple sectors of the international shipping industry, including the containership sector, and a proven track record of strategic growth beginning with the formation of the Diana Shipping group of companies in 1972. Our management team is responsible for identifying assets for acquisition at appropriate times and for the operation of our business in order to build our fleet and effectively manage our growth.
Potential Conflicts of Interest
Our management team is comprised of four executive officers who are also executive officers of Diana Shipping and three of such executive officers serve on our board of directors as well as the board of directors of Diana Shipping.  Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, and also have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Furthermore, although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the dry bulk carrier sector, which limits our ability to expand our operations.
Management of Our Fleet
The business of Diana Containerships Inc. is the ownership of containerships.  Diana Containerships Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet's operations, are carried out since March 1, 2013, by UOT, our fleet manager. In exchange for providing us with commercial and technical services, we pay our Manager a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements. For any laid-up vessels of our fleet, in addition to the management services provided by UOT, we have also appointed Wilhelmsen Ship Management LTD, an unaffiliated third party, to provide specific management services in relation to the laying-up for a fixed monthly fee for each laid-up vessel.

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
Acquire high quality containerships throughout the shipping cycle
At times when we have sufficient funds and we are not restricted under the terms of our loan agreements or for any other reason, we will seek to provide attractive returns to our investors by making accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. We will continue to initially focus on vessels ranging from 3,500 TEU to 8,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.
Our Customers
Our customers include national, regional, and international companies, such as Maersk Lines A/S, CMA CGM, Hapag-Lloyd AG, Orient Overseas Container Line Ltd. and Wan Hai Lines (Singapore) Pte Ltd. During 2017, three of our charterers accounted for 77% of our revenues: Hapag-Lloyd AG (18%), Orient Overseas Container Line Ltd (24%) and CMA CGM (35%). During 2016, three of our charterers accounted for 67% of our revenues: Yang Ming (UK)Ltd (34%), Maersk Line A/S (22%) and CMA CGM (11%). During 2015, five of our charterers accounted for 83% of our revenues: Yang Ming (UK)Ltd (25%), Maersk Line A/S (11%), Reederei Santa Containerschiffe / Rudolf A. Oetker KG (10%), CSAV Valparaiso / Hapag Lloyd A.G Hamburg (24%) and Hanjin Shipping Co. Ltd (13%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels' employment.
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
Container Freight Rates
Factors that drive vessel charter rates also affect container freight rates. Container freight rates are primarily driven by the supply and demand for container shipping, the cost of operating ships, fuel prices, and carrier behavior, including inter-carrier competition. To some extent, container freight rates are also affected by market conditions.
The Clarksons average Containerships Earnings Index was in January 2018 at 54, the highest rate recorded since August 2015.
Global Container Trade
According to industry sources, the global container trade grew by approximately 2.7% in 2017.
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
Diana Shipping Inc. is the former parent company of the Company and current owner of 100% of our Series C preferred voting stock, and certain members of the Company's board of directors and senior management team are also members of the board of directors and management team of Diana Shipping Inc., however all vessel operations of the Company and Diana Shipping Inc. are performed by separate companies that do not share common management teams or boards of directors.  The Annual Report on Form 20-F for the year ended December 31, 2017 filed by Diana Shipping Inc. with the Securities and Exchange Commission on March 16, 2018 contains the disclosure set forth below (with all references contained therein to "the Company" being references to Diana Shipping Inc. and its consolidated subsidiaries).  As a result, it appears that the Company may be required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. By providing this disclosure, the Company does not admit that it is an affiliate of Diana Shipping Inc.
The disclosure relates solely to activities conducted by Diana Shipping Inc. and its consolidated subsidiaries.
The disclosure contained in Diana Shipping Inc.'s Annual Report is as follows:
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
Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, one of our vessels made one port call to Iran in 2017.
The vessel Thetis made a call to the port of Bandar Imam Khomeini on February 25, 2017, discharging corn, and remained in the port of Bandar Imam Khomeini during 2017 for seven days. During this time the Thetis was on time charter to Transgrain Shipping B.V., Rotterdam at a gross rate of $5,150 per day.
The aggregate gross revenue attributable to these seven days that our vessel remained in the port of Bandar Imam Khomeini was $36,050. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included this port call. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the vessel referenced above or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
International Maritime Organization (IMO)
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention, or IOPP, renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United State, or WOTUS, rule, which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in European Union ports.
International Labour Organization
The International Labor Organization, or the ILO, is a specialized agency of the United Nations that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all of our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at European Union ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
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
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Our Manager, UOT, currently rents our office space from an unrelated third party and owns office furniture and equipment. UOT also owns, jointly with two other related parties, a plot of land in Athens, Greece. The plot of land is under the common ownership of the joint purchasers.
Other than this interest in real property, our only material properties are the vessels in our fleet.

Item 4A.	Unresolved Staff Comments
Not applicable.
Item 5.	Operating and Financial Review and Prospects
The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Item 3. Key Information – D.  Risk Factors" and elsewhere in this report.
A.	Operating Results
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, we have secured time charters for all of our vessels, and the minimum remaining durations of our time charters are up to 2 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
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

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the periods indicated.
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Ownership days	4,178	4,780	4,600
Available days	4,155	4,735	4,515
Operating days	3,152	3,304	4,155
Fleet utilization	75.9%	69.8%	92.0%
Time charter equivalent (TCE) rate (1)	$5,320	$6,341	$13,192
Daily operating expenses	$5,441	$6,321	$7,793

(1)	Please see "Item 3. Key Information – A. Selected Financial Data" for a reconciliation of TCE to GAAP measures.

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
Currently, all of the vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Our vessels are currently employed under time charters, and these time charters require the charterer to bear all of those expenses. In addition to this, our laid up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.
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
Vessel Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the containership industry.

General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.
Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at December 31, 2017, we had $91.1 million of outstanding principal indebtedness from our loan agreements with Addiewell Ltd and Diana Shipping Inc., and an additional $15.0 million outstanding discount premiums under the two loan agreements.
Lack of Historical Operating Data for Vessels before their Acquisition
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.
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
See " Item 3. Key Information – D. Risk Factors" for additional factors that may affect our business.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels
In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. In 2017, we recorded impairment charges for the vessels Centaurus and New Jersey as our impairment test exercise indicated that their carrying values were not recoverable. In 2016, we recorded impairment charges for the vessels Sagitta, Centaurus, Domingo, Doukato, Angeles, Great and March, as our impairment test exercise indicated that their carrying values were not recoverable.
Based on: (i) the carrying value of each of our vessels as of December 31, 2017 and 2016, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2017 and 2016, the aggregate carrying value of six vessels in our fleet as of December 31, 2017 and six vessels as of December 31, 2016 exceeded their aggregate charter-free market value by approximately $72.8 million and $87.7 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2017 and 2016, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For the purposes of this calculation, we have assumed that these six and six vessels, respectively, would be sold at prices that reflect our estimate of their charter-free market values as of December 31, 2017 and 2016. As of December 31, 2017, we had entered into two memoranda of agreement to sell the vessels Great and March, whose net book values as of that date were below market values. In addition, in February 2018, we contracted to sell three more vessels, the New Jersey, the Sagitta and the Centaurus. As discussed above, the vessels Centaurus and New Jersey were impaired as of December 31, 2017 to their market values.

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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under "Item 3. Key Information – D. Risk Factors" entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels".
				Carrying Value (in millions of US dollars)
Vessel		TEU	Year Built	At December 31, 2017		At December 31, 2016
1	Sagitta	3,426	2010	11.1	*	11.4
2	Centaurus	3,426	2010	10.1		11.4
3	Domingo	3,739	2001	5.0		5.0
4	Doukato	3,739	2002	-		5.0
5	Puelo	6,541	2006	40.0	*	41.6	*
6	Pucon	6,541	2006	40.1	*	41.7	*
7	March	5,576	2004	9.2		9.2
8	Great	5,576	2004	9.2		9.2
9	Pamina	5,042	2005	14.6	*	15.0	*
10	New Jersey	4,923	2006	10.0		17.9	*
11	Rotterdam	6,494	2008	34.5	*	35.8	*
12	Hamburg	6,494	2009	36.0	*	37.2	*
	Vessels Net Book Value			219.8		240.4
_______________________________
*Indicates vessels for which we believe, as of December 31, 2017 and December 31, 2016, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $72.8 million and $87.7 million, respectively.

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
Accounting for Revenues and Expenses
Revenues are generated from time charter agreements. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.
Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are paid for by us. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related charter period to the extent revenue has been deferred since commissions are due as revenues are earned.
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
Vessel Depreciation
We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated salvage value. Furthermore, we have historically estimated the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions, while effective July 1, 2013 we adjusted prospectively the scrap rate used to $350 per light-weight ton for all vessels in our fleet. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Impairment of Long-lived Assets
We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on our management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Recent economic and market conditions have had broad effects on participants in a wide variety of industries. The current conditions in the containerships market, including low charter rates and vessel market values, are conditions that we consider indicators of a potential impairment. Management also takes into account factors such as the vessels' age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.
We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical (excluding years with extraordinary figures) and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%. Effective fleet utilization is assumed at 98%, if a vessel is not laid-up, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for 2017 and 2016 indicated impairment charges for certain of our vessels, amounting to $8.4 million and $118.9 million, respectively.
Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis as of December 31, 2017:
Average estimated daily time charter equivalent rate used
Up to 4,000 TEU	$10,663
Between 4,000 TEU and 6,000 TEU	$12,810
Above 6,000 TEU	$21,638

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
	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	7,725	1.4	7,953	1.4	8,046	1.4
Between 4,000 - 6,000 TEU	8,391	5.5	8,163	5.5	7,692	5.5
Above 6,000 TEU	20,679	0.0	17,063	0.0	15,229	20.3

Vessels held for sale
We dispose of vessels and other fixed assets when suitable opportunities occur and do not necessarily keep them until the end of their useful life. We classify assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) we continue to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria for the year ended December 31, 2017 resulted in held for sale classification for certain of our vessels.
Going Concern
The Company's policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued.
Results of Operations
	For the Years Ended December 31,
	2017	2016	variation	% change
	in millions of U.S. dollars
Time charter revenues	23.8	37.0	(13.2)	-36%
Prepaid charter revenue amortization	-	(3.8)	3.8	-100%
Time charter revenues, net	23.8	33.2	(9.4)	-28%
Voyage expenses	(1.7)	(3.2)	1.5	-47%
Vessel operating expenses	(22.7)	(30.2)	7.5	-25%
Depreciation and amortization of deferred charges	(8.1)	(12.7)	4.6	-36%
General and administrative expenses	(8.4)	(7.2)	(1.2)	17%
Gain / (Loss) on vessels' sale	0.9	(2.9)	3.8	-131%
Foreign currency losses	0.1	0.1	-	0%
Interest and finance costs	(13.8)	(7.1)	(6.7)	94%
Interest income	0.1	0.1	-	0%
Gain from bank debt write off	42.2	-	42.2	-

Year ended December 31, 2017 compared to the year ended December 31, 2016
Net Income.  Net income for 2017 amounted to $3.8 million, compared to a net loss of $149.0 million for 2016. The net income for the year ended December 31, 2017, reflected a gain from a debt write-off, arising from the settlement agreement with respect to the secured loan facility with RBS, which was signed on June 30, 2017, and was partially offset by $8.4 million of impairment charges recorded during the year for two of our vessels. The specific gain, net of related expenses, amounted to $42.2 million. The loss for 2016 mainly includes $118.9 million of impairment charges for seven of our vessels.
Time Charter Revenues, net of prepaid charter revenue amortization.  Time charter revenues, net of prepaid charter revenue amortization of nil and $3.8 million for 2017 and 2016 respectively, amounted to $23.8 million for 2017, compared to $33.2 million in 2016. The time charter revenues decreased, mainly as a result of the sale of the vessels Hanjin Malta, Angeles and Doukato from March 2016 to May 2017 and the lay-up of the vessel New Jersey from October 2016 and onwards. This decrease was partially counterbalanced by increased time charter rates achieved for the majority of the remaining vessels in the fleet.
Voyage Expenses. Voyage expenses for 2017 amounted to $1.7 million, compared to $3.2 million in 2016. Voyage expenses mainly consist of bunkers costs and commissions paid to third party brokers. The decrease in voyage expenses in 2017 compared to 2016 was mainly due to decreased bunkers costs and decreased commissions. In 2016 we incurred increased bunkers costs at the times when certain of our vessels were off-hire and idle (or in "hot" lay-up condition), while in 2017 our fleet utilization improved and our off-hire days mainly related to vessels' "cold" lay-up condition, when vessels incur no bunkers consumption.  As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues.
Vessel Operating Expenses. Vessel operating expenses amounted to $22.7 million in 2017, compared to $30.2 million in the prior year and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and lay-up expenses. The decrease in 2017 was attributable to the decrease of our ownership days by 13% and also to the decrease of all major categories of operating expenses, such as average stores, spares and crew costs, as a result of increased "cold" lay-up days of the fleet in 2017, changes in crew composition and overall reduced supply of spares and other consumables in 2017, as part of the Company's efforts to keep operating costs at minimum.
Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges for 2017 amounted to $8.1 million, compared to $12.7 million in 2016 and mainly represents the depreciation expense of our containerships and the amortization charge of dry-docking costs for vessels. In 2017, the depreciation expense decreased, mainly as a result of the vessels' impairment charges recorded as of September 30, 2016 for seven of our vessels. As of December 31, 2017, two of the Company's vessels were classified in current assets as held for sale, with no material effect in the vessels' depreciation expense.
General and Administrative Expenses.  General and administrative expenses for 2017 amounted to $8.4 million, compared to $7.2 million in 2016 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to increased legal and shareholders' meeting fees, as a result of increased corporate and capital activity in 2017.
Impairment Losses. Impairment losses in 2017 amounted to $8.4 million and represent non-cash impairment charges recorded during the year for the vessels New Jersey and Centaurus, for which the Company's assessment concluded that their book values as of December 31, 2017 were not recoverable. In 2016, impairment losses amounted to $118.9 million and represent non-cash impairment charges recorded during the year for the vessels Sagitta, Centaurus, Domingo, Doukato, Great, March and Angeles.

Gain/ (Loss) on Vessels' Sale. Gain on vessels' sale amounted to $0.9 million in 2017, and relates to the sale of the vessel Doukato in May 2017, while in 2016, loss on vessels' sale amounted to $2.9 million and relates to the sale of the vessels Hanjin Malta and Angeles in March and November 2016, respectively.
Foreign Currency Losses. Foreign currency losses for 2017 amounted to $51 thousand, and mainly consist of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2016, there were foreign currency losses of $111 thousand.
Interest and Finance Costs. Interest and finance costs for 2017 amounted to $13.8 million, compared to $7.1 million for 2016 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The increase in 2017 was mainly attributable to the increase of the average interest rates and the discount premium amortization in our loan agreements with Addiewell and DSI, counterbalanced by the decrease of our average total debt outstanding.
Interest Income. Interest income for 2017 and 2016 amounted to $0.1 million, and consists of interest income received on deposits of cash, cash equivalents and restricted cash.
Gain from Bank Debt Write Off. Gain from bank debt write off amounted to $42.2 million in 2017, and relates to a gain arising from the full and final settlement of our secured loan facility with RBS, which was agreed to on June 30, 2017. There was no such gain in 2016.
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
Time Charter Revenues, net of prepaid charter revenue amortization. Time charter revenues, net of prepaid charter revenue amortization of $3.8 million and $8.6 million for 2016 and 2015 respectively, amounted to $33.2 million for 2016, compared to $62.2 million in 2015. The time charter revenues decreased, mainly due to reduced employment opportunities and lower time charter rates, despite the increase of the ownership days by 4%. The decrease of the time charter revenues was partly offset by the decrease of the prepaid charter revenue amortization.
Voyage Expenses. Voyage expenses for 2016 amounted to $3.2 million, compared to $2.6 million in 2015. Voyage expenses mainly consist of bunkers costs and commissions paid to third party brokers. The increase in voyage expenses in 2016 compared to 2015 was mainly due to the increased bunkers costs that we incurred while certain of our vessels were off-hire and idle, and was partly offset by decreased commissions. As commissions are a percentage of time charter revenues, they follow the same trend with time charter revenues.
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
Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges for 2016 amounted to $12.7 million, compared to $13.1 million in 2015 and mainly represents the depreciation expense of our containerships and the amortization charge of drydocking costs for vessels. In 2016, despite the increase of our ownership days, the depreciation expense decreased, as a result of the vessels' impairment charges recorded as of September 30, 2016 for seven of our vessels.

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
We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans and payments of dividends (which our board of directors determined to suspend in 2016). At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

During 2016, we amended our then existing $148.0 million loan facility with RBS and our then existing $50.0 million loan facility with DSI, and agreed, among others, to amend the repayment schedules of both loans. As of December 31, 2016, due to the significant decline in the market value of our vessels, following the prolonged weak charter market conditions, we were not in compliance with certain financial covenants in the RBS loan, as well as with the minimum required security cover (hull cover ratio). Due to these technical breaches of the covenants as of December 31, 2016, we classified the long-term portion of our bank debt of $124.8 million in current liabilities. On June 30, 2017, we repaid to RBS an amount of $85.0 million as full and final settlement of our loan obligation and the loan agreement was terminated. The repayment of the loan was partially funded with $10.0 million from our own cash, with $40.0 million from a refinance of the then existing loan with DSI, and with $35.0 million from a new loan agreement with Addiewell Ltd, or Addiewell, an unrelated party. Both new loans mature in 18 months from their signing, or on December 31, 2018. As a result, working capital, which is current assets minus current liabilities, resulted in a deficit of $73.2 million at December 31, 2017, and $107.0 million as at December 31, 2016. Given the prolonged market downturn in the containership segment and the continued depressed outlook on charter rates and vessels' market values we expect that cash on hand and cash provided by operating activities will not be sufficient to cover our liquidity needs that become due within one year after the date that the financial statements are issued. The above conditions raise substantial doubts about our ability to continue as a going concern and our independent registered public accounting firm has issued their opinion with an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
However, on March 22, 2017, we announced an up to $150.0 million securities offering through the sale of 3,000 newly-designated Series B-1 convertible preferred shares, preferred warrants to purchase 6,500 Series B-1 convertible preferred shares and preferred warrants to purchase 140,500 newly-designated Series B-2 convertible preferred shares. During 2017, we received $32.5 million of gross proceeds, and since December 31, 2017, we have received an additional $7.5 million of gross proceeds from the sale of preferred shares and exercise of preferred warrants. As of March 14, 2018, 110,000 warrants remain outstanding. In addition, in March 2018, we sold the vessel New Jersey, for which we collected proceeds of $9.4 million, net of commissions to the buyers, and we used these proceeds for loan repayments. Furthermore, we have contracted to sell the vessels March, Great, Sagitta and Centaurus, for an aggregate gross purchase price of $46.6 million and the deliveries to the new owners are expected by the end of April 2018. However, as the covenants of our current loan agreements stipulate that proceeds from the exercise of such warrants and the sale of vessels be used to prepay our indebtedness, such proceeds will not be available to fund working capital requirements until we repay our loans in full. We are also exploring several alternatives aiming to manage our working capital requirements, including potential sales of additional vessels, seeking for more favorable chartering opportunities or a combination thereof. Therefore, our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.
Cash Flow
As at December 31, 2017, cash and cash equivalents amounted to $6.4 million compared to $8.3 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Provided by/ (Used in) Operating Activities
Net cash used in operating activities in 2017 and 2016 amounted to $12.7 million and $12.0 million, respectively, and in 2015 net cash provided by operating activities amounted to $17.4 million. Cash from operations for 2017 and 2016 was negative due to the prolonged weak charter market conditions in the containership sector, which led to low fleet utilization during both years through vessel lay-ups, increased off-hire days and reduced time charter rates.

Net Cash Provided by/ (Used in) Investing Activities
Net cash provided by investing activities in 2017 was $6.7 million and consists of $5.9 million received from the sale of one vessel during the year, $15 thousand paid for equipment additions, and finally $0.8 million received, representing insurance settlements.
Net cash provided by investing activities in 2016 was $10.6 million and consists of $10.6 million received from the sale of two vessels during the year, $0.2 million paid for additional capitalized costs for one vessel, $29 thousand paid for equipment additions, and finally $0.2 million received, representing insurance settlements.
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
Net Cash Provided by/ (Used in) Financing Activities
Net cash provided by financing activities in 2017 was $4.1 million and consists of $75.0 million of loan proceeds  from our new loan facilities with Addiewell and DSI, $111.5 million of debt repayments, $32.0 million of net proceeds from our equity offering, $0.4 million of finance costs that we paid for our new loan agreements and $9.0 million being a reduction of our restricted cash as part of the termination of our loan agreement with RBS.
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
Loan Facilities
The Royal Bank of Scotland plc – Term Loan: On September 10, 2015, we, through nine of our subsidiaries, entered into a loan agreement with RBS of up to $148.0 million, to re-finance the acquisition cost of seven of our vessels, including the full prepayment of the then existing facility agreement with RBS, and to support the acquisition of the two newly acquired vessels, the m/v Hamburg and the m/v Rotterdam. Until December 31, 2015, we drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1.9 million. We also paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates. The loan, until its amendment discussed below, bore interest at the rate of 2.75% per annum over LIBOR and was repayable in quarterly installments and a balloon payment payable together with the last installment in September 2021. The loan was secured by first preferred mortgages on nine vessels of our fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contained customary financial covenants, minimum security value of the mortgaged vessels, required minimum liquidity of $0.5 million per vessel in the fleet and restricted cash of $9.0 million to be deposited by the borrowers with the lenders for the duration of the loan. There were also restrictions as to changes in our loan agreement with DSI, in the securities purchase agreement that we entered into in connection with a private placement in July 2014 with DSI and two unaffiliated institutional investors, in certain shareholdings and management of the vessels. Finally, we were not permitted to pay any dividends that would result in a breach of the financial covenants.

On September 12, 2016, we entered into an amendment of our loan agreement with RBS, according to which the Company prepaid an amount of $7.6 million and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provided for changes to the borrowers and to the mortgaged vessels and required an amendment to our loan agreement with DSI. It also prohibited the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8.9 million which was created out of the reallocation of amounts due under the existing tranches, and (b) September 15, 2018. Furthermore, the minimum security covenant (hull cover ratio) was reduced from 140% to 125% until September 30, 2018, certain financial covenants were amended while the application of others was deferred to 2019, and the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018. Finally, we paid an amendment fee of $0.2 million at the signing of the agreement and an additional fee of $0.2 million was payable on December 31, 2018.
As of September 30, 2016 and thereafter, due to a significant decline in the market value of our vessels, we were not in compliance with two financial covenants in the RBS loan, as well as with the required covenant for the minimum required security cover (hull cover ratio). As advised by the lenders, to rectify the shortfall of the minimum required security cover, we would have to repay to RBS an amount of $18.9 million, or provide additional security. Due to these technical breaches in our loan covenants, we had classified our bank debt of $128.9 million as of December 31, 2016 in current liabilities.
On June 30, 2017, we signed a Settlement Agreement with RBS, whereby we repaid an amount of $85.0 million as full and final settlement of the loan obligation. The then outstanding principal balance was $128.9 million and the settlement resulted in a net gain of $42.2 million for us, which includes the gain from the write off of the principal balance and other fees due to the lenders, net of the unamortized deferred financing costs write off and other costs incurred in connection with the transaction. The repayment of the loan was partially funded by $10.0 million from our own cash, $40.0 million from the DSI loan refinance, as discussed below, and $35.0 million from the new Addiewell loan, as also discussed below.
Diana Shipping Inc. (DSI): On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with DSI, to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendment discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was originally repayable on August 20, 2017.
On September 9, 2015, and in relation with the RBS refinance discussed above, the loan agreement with DSI was amended. The new loan agreement was extended until March 15, 2022 or such earlier date on which the outstanding principal balance of the loan was paid in full, provided for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bore interest at LIBOR plus a margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee would be charged thereafter. Furthermore, we agreed that we would pay at the final maturity date a flat fee of $0.2 million.
On September 12, 2016 and in relation with the RBS amended loan agreement discussed above, we further amended the loan agreement with DSI. The loan was undertaken by  our wholly-owned subsidiary Kapa Shipping Company Inc. and its repayment was immediately suspended and would not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement was fully repaid on June 15, 2021 or prepaid. Finally, the margin was revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.

On May 30, 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our outstanding loan, thus leaving an outstanding principal balance of $42.4 million as of that date.
On June 30, 2017, we refinanced our existing unsecured loan facility with DSI. The principal amount of the new secured loan is $82.6 million and includes the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million which was payable at maturity, and an additional $40.0 million, which was drawn to partially repay our existing loan with RBS. The new DSI loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing. The loan also provides for an additional $5.0 million interest-bearing "discount premium", which is payable at maturity, but will be permanently waived and cancelled, in case the lenders exercise their option for full repayment within twelve months from drawing, subject to the terms of the Intercreditor Agreement with Addiewell. Moreover, the DSI loan is subordinated to the Addiewell loan, is secured by second priority mortgages over our vessels, bears interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months, and further scaled to 12% per annum for the remaining three months until maturity, includes financial and other covenants which stipulate the repayment with proceeds from the sale of our assets, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase Series B Convertible Preferred Shares, and prohibits the payment of dividends.
As of December 31, 2017, $82.6 million of principal balance, and the additional $5.0 million discount premium remained outstanding under our loan facility with DSI. As of March 14, 2018, we have repaid $8.4 million of our loan agreement with DSI by making use of vessels' sales proceeds.
Addiewell Ltd (Addiewell) – Loan Facility: On June 30, 2017, we partially funded the refinancing of the RBS loan, discussed above, with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35.0 million. The loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing. The loan also provides for an additional $10.0 million interest-bearing "discount premium", which is also payable at maturity, but will be permanently waived and cancelled in case the lenders exercise their option for full repayment within twelve months from drawing. Moreover, the loan, which ranks senior to the loan agreement with DSI, is secured by first priority mortgages over our vessels, bears interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months, and further scaled to 12% per annum for the remaining three months until maturity. Finally, the new loan facility includes financial and other covenants which stipulate the repayment of the facility with proceeds from the sale of our assets, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase Series B Convertible Preferred Shares and prohibits the payment of dividends. During 2017, we prepaid $26.5 million of our outstanding loan balance with Addiewell.
As of December 31, 2017, $8.5 million of principal balance, and the additional $10.0 million discount premium remained outstanding under our loan agreement with Addiewell. Up to March 14, 2018, we repaid an additional $8.5 million from our outstanding principal balance by making use of equity and vessels' sales proceeds.
As at December 31, 2017 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.
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
F.	Tabular Disclosure of Contractual Obligations
The following table presents our contractual obligations as of December 31, 2017.
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$420	$420	$-	$-	$-
Unrelated Party Debt (2)	8,500	8,500	-	-	-
Interest bearing Discount Premium to the unrelated party debt (2)	10,000	10,000
Related Party Debt (3)	82,617	82,617	-	-	-
Interest bearing Discount Premium to the related party debt (3)	5,000	5,000
Total	$106,537	$106,537	$-	$-	$-

(1)
Our agreement with Steamship Shipbroking Enterprises Inc., dated April 1, 2017, expires on March 31, 2018. Please see "Item 6. Directors, Senior Management and Employees - B. Compensation" and "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions" for more details.

(2)
The amounts in the table under "Unrelated Party Debt" do not include projected interest payments on our loan with Addiewell Ltd, which will be calculated with a fixed interest rate of 6% per annum until June 30, 2018, 9% per annum until September 30, 2018 and 12% per annum until December 31, 2018, on the applicable discount premium and any principal amount outstanding.

(3)
The amounts in the table under "Related Party Debt" do not include projected interest payments on our loan with Diana Shipping Inc., which will be calculated with a fixed interest rate of 6% per annum until June 30, 2018, 9% per annum until September 30, 2018 and 12% per annum until December 31, 2018, on the applicable discount premium and any principal amount outstanding.

G.	Safe Harbor
See the section entitled "Forward-looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director's death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.
All of our executive officers are also executive officers of Diana Shipping Inc. (NYSE: DSX).
Name	Age	Position
Symeon Palios	76	Class III Director, Chief Executive Officer and Chairman of the Board
Anastasios Margaronis	62	Class II Director and President
Ioannis Zafirakis	46	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	46	Chief Financial Officer and Treasurer
Giannakis (John) Evangelou	73	Class III Director
Antonios Karavias	76	Class I Director
Nikolaos Petmezas	69	Class III Director
Reidar Brekke	57	Class II Director

The term of the Class II directors expires in 2018, the term of the Class III directors expires in 2019, and the term of the Class I directors expires in 2020.
The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.
Biographical information concerning the directors and executive officers listed above is set forth below.
Symeon Palios has served as our Chief Executive Officer and Chairman of the Board since January 13, 2010 and has served as Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Mr. Palios has also served as President of the Association "Friends of Biomedical Research Foundation, Academy of Athens" since 2015. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as our Director and President since January 13, 2010.  He has also served as Director and President of Diana Shipping Inc. since February 21, 2005. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity, loss of hire and war risks insurances. Mr. Margaronis has had experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and a member of the Greek National Committee of the American Bureau of Shipping. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.
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
Giannakis (John) Evangelou has served as an independent Director and as the Chairman of our Audit Committee since February 8, 2011. Mr. Evangelou is also a member of the Board of Directors of Baker Tilly South East Europe, a professional services company. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr. Evangelou held the position of Quality and Risk Management leader for Transaction Advisory Services responsible for a sub-area comprising 18 countries spanning from Poland and the Baltic in the North to Cyprus and Malta in the South. From 1986 through 1997, Mr. Evangelou held the position of Group Finance director at Manley Hopkins Group, a Marine Services Group of Companies. From 1991 through 1997, Mr. Evangelou served as Chief Accounting Officer for Global Ocean Carriers, a shipping company that was listed on a U.S. stock exchange during that time. From 1996 to 1998, Mr. Evangelou was an independent consultant and a member of the team that prepared Royal Olympic Cruises for its listing on Nasdaq. From 1974 through 1986, Mr. Evangelou was a partner of Moore Stephens in Greece. Additionally, Mr. Evangelou is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of The Institute of Certified Public Accountants of Cyprus and a member of the Institute of Certified Accountants—Auditors of Greece.

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
Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008-2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and a  privately-held company involved in container leasing and container modifications.
B.          Compensation
Since June 1, 2010, the members of our senior management have been compensated through their affiliation with Steamship Shipbroking Enterprises Inc. (or Steamship, formerly Diana Enterprises Inc.), a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, as described under "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions". Pursuant to the respective Broker Services Agreements, fees  and bonuses payable to Steamship for brokerage services  provided to us in 2017, 2016, and 2015, amounted to $2.1 million, $2.0 million and $1.5 million, respectively.
In 2017, our Board of Directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 161,700 restricted common shares were issued, of which 138,296 shares were issued to our executive officers. One third of these shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date. In 2016 and 2015, our executive officers also received a number of restricted stock awards, which however were adjusted to almost zero as a result of the reverse stock splits effected in 2017 and 2016. In 2017, 2016, and 2015, compensation costs relating to the aggregate amount of restricted stock awards amounted to $1.2 million, $1.1 million and $0.9 million, respectively.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000 annually. As noted above, in 2017, our Board of Directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 161,700 restricted common shares were issued, of which 23,404 shares were issued to our non-executive directors. One third of these shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date. In 2016 our non-executive directors also received a number of restricted stock awards, which however were adjusted to zero as a result of the reverse stock splits effected in 2017 and 2016. We do not have a retirement plan for our officers or directors. For 2017, 2016, and 2015, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.
Finally, in February 2018, our Board of Directors approved a one-time award of restricted common stock, which was proposed by our Compensation Committee, with an aggregate value of $5.0 million to our executive officers and non-executive directors, in recognition of the successful refinancing of our RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The award will be granted on February 15, 2019 and the exact number of shares for the grantees will be defined based on the share closing price of February 15, 2019. One third of the shares will vest on the issuance date and the remainder will vest ratably over two years from the issuance date.
2015 Equity Incentive Plan
On May 5, 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, as amended from time to time, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The plan will expire ten years from its date of adoption unless terminated earlier by our board of directors. On February 9, 2018, our board of directors adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of common shares issuable under the plan to 550,000 shares. As of the date of this annual report, we have issued 161,700 restricted shares under our 2015 Equity Incentive Plan, as amended, to our executive officers and non-executive directors and 388,300 remain available for issuance.
Upon adoption of the 2015 Equity Incentive Plan, we terminated the 2012 Amended and Restated Equity Incentive Plan, adopted on February 21, 2012, which included substantially the same terms and provisions as the 2015 Equity Incentive Plan. We refer to this prior plan as the 2012 Equity Incentive Plan. As of the date of this annual report, we have issued a total of 48 restricted shares under our 2012 Equity Incentive Plan to our executive officers and non-executive directors, of which 40 shares have vested.
The 2015 Equity Incentive Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.
Under the terms of the 2015 Equity Incentive Plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
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
Our board of directors may amend the plan and may amend outstanding awards issued pursuant to the plan, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. The plan administrator may cancel any award and amend any outstanding award agreement except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.
C.	Board Practices
Actions by our Board of Directors
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
Committees of our Board of Directors
We have established an Audit Committee, comprised of two members of our board of directors, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be "independent" under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. John Evangelou has served as the Chairman of the Audit Committee since February 8, 2011. We believe that Mr. Evangelou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mr. Antonios Karavias serves as a member of our Audit Committee.
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
The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2017, 2016 and 2015:
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Shoreside	36	39	40
Seafaring	220	178	308
Total	256	217	348

E.	Share Ownership
With respect to the total amount of common stock owned by our officers and directors individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth information regarding ownership of our common stock and Series C preferred voting stock of which we are aware as of March 14, 2018, for (i) beneficial owners of five percent or more of our common shares and Series C preferred voting shares and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to (i) one vote for each common share held and (ii) up to 250,000 votes for each Series C preferred share held, subject to a cap such that the aggregate voting power of any holder of Series C preferred stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our shareholders.
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

As of March 14, 2018, we had 7,053,110 common shares issued and outstanding and 100 Series C preferred shares issued and outstanding and the percentages of beneficial ownership reported below are based on these figures:
	Common Shares Beneficially Owned		Series C Preferred Shares Beneficially Owned
Identity of person or group	Number	Percentage	Number	Percentage

Diana Shipping Inc. (1)	0	0%	100	100%
Symeon Palios (2)	63,084	*	0	0%
Anastasios Margaronis	29,153	*	0	0%
Ioannis Zafirakis	0	0%	0	0%
Andreas Michalopoulos	0	0%	0	0%
Non-executive directors	23,404	*	0	0%
All directors and officers, as a group	115,641	1.6%	0	0%

(1)
As at December 31, 2017, 2016, and 2015, Diana Shipping Inc. owned 0%, 25.7%, and 26.1% of our common stock, respectively. Diana Shipping Inc. acquired 100% of our newly-issued Series C preferred voting stock on May 30, 2017. See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions".

(2)
Of these shares, Mr. Palios may be deemed to beneficially own 31,806 common shares through Taracan Investments S.A., 3 common shares through Corozal Compania Naviera S.A., 6 common shares through Ironwood Trading Corp., and 31,269 common shares through Abra Marinvest Inc. and Mitzela Corp., companies for which he is the controlling person, for an aggregate of 63,084 common shares. As at December 31, 2017, 2016, and 2015, Mr. Palios beneficially owned 0.0%, 4.5% and 8.7%, respectively, of our common shares.

* Less than 1%
As of March 14, 2018, we had 12 shareholders of record, 2 of which were located in the United States and held an aggregate of 6,895,626 of our common shares, representing 97.8% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 6,891,371 of our common shares as of March 14, 2018. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Additionally, as of March 14, 2018, we had one Series C preferred shareholder of record, which was located outside of the United States and held an aggregate of 100 of our Series C preferred shares, representing 100% of our outstanding Series C preferred shares.  We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.          Related Party Transactions
Steamship Shipbroking Enterprises Inc.
Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides to us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2017, 2016 and 2015, brokerage fees and bonuses amounted to $2.1 million, $2.0 million and $1.5 million, respectively. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 1, 2017, due to expire on March 31, 2018. Our Brokerage Services Agreement with Steamship does not contain any exclusivity provisions, and as such, it does not restrict Steamship from providing to other third parties, from time to time, brokerage or other services.

Diana Shipping Inc.
Non-Competition Agreement
We and Diana Shipping had entered into a non-competition agreement whereby we had agreed that, during the term of the Administrative Services Agreement with DSS and any vessel management agreements entered into with DSS, and for six months thereafter, we would not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping would not acquire or charter any vessel, or otherwise operate in, the containership sector.  On March 1, 2013, in connection with the appointment of UOT as our new Manager, we amended and restated the initial non-competition agreement with Diana Shipping, where we agreed that, as long as any of our current or continuing executive officers also serves as an executive for Diana Shipping, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.
Loan Agreement and Series C Preferred Stock
On May 20, 2013, we entered into a loan agreement of up to $50.0 million with Diana Shipping, which was subsequently amended on July 28, 2014, September 9, 2015 and September 12, 2016. The loan was further amended on May 30, 2017, in connection with the issuance of 100 shares of our newly-designated Series C Preferred Stock to Diana Shipping, in exchange for a reduction of $3.0 million in the principal amount of the loan. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with our common shares, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders.
On June 30, 2017, our loan with Diana Shipping was refinanced and replaced with a secured loan facility of $82.6 million, plus an additional $5.0 million interest-bearing discount premium. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities."
The facility matures on December 31, 2018. As of December 31, 2017, $82.6 million of principal balance and the additional $5.0 million discount premium remained outstanding under the facility, and in March 2018, we repaid $8.4 million of the principal balance.
Altair Travel Agency S.A
Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us with travel related services. In 2017, 2016 and 2015, the expenses we incurred in exchange for travel services provided by Altair, amounted to $0.7 million, $0.9 million and $1.1 million, respectively. We believe that the amounts that we pay to Altair for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.
C.          Interests Of Experts And Counsel
Not applicable.

Item 8.	Financial information
A.	Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
Between October 23, 2017 and December 15, 2017, three largely similar lawsuits were filed against the Company and three of its executive officers.  On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York ("Eastern District").  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between June 9, 2016 and October 3, 2017.  The complaints name as defendants, among others, the Company and three of its executive officers.  The complaints assert claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934.  The Company has not yet responded to these complaints, and does not expect to do so until after the court appoints a lead plaintiff in the matter, which has yet to happen.  The Company and its management believe that the complaints are without merit and plan to vigorously defend themselves against the claims.
Except as set forth above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Dividend Policy
Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflected our board of director's determination that it was in the best long-term interest of the Company and its shareholders to aggressively preserve liquidity to manage market conditions and be in a position to benefit from an eventual sector recovery. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.
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
We may continue to have insufficient cash available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to resume payment of regular quarterly dividends, and our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report titled "Item 3. Key Information – D. Risk Factors."
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

Item 9.	The Offer and Listing
A.	Offer and Listing Details
Our common shares have traded on The Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on The Nasdaq Global Select Market since January 2, 2013. The table below sets forth the high and low closing prices for each of the periods indicated, as adjusted for the six reverse stock splits effected in 2016 and 2017. See "Item 4. Information on the Company—A. History and Development of the Company."
Years	Low	High

Year-ended December 31, 2013	$173,365.92	$347,225.75
Year-ended December 31, 2014	91,375.20	210,409.92
Year-ended December 31, 2015	34,080.48	131,382.73
Year-ended December 31, 2016	12,718.44	79,397.66
Year-ended December 31, 2017	2.10	20,003.71

Periods	Low	High

1st Quarter ended March 31, 2016	$17,781.12	$39,513.61
2nd Quarter ended June 30, 2016	20,682.90	49,392.01
3rd Quarter ended September 30, 2016	20,312.46	25,683.84
4th Quarter ended December 31, 2016	12,718.44	79,397.66

1st Quarter ended March 31, 2017	$8,026.18	$20,003.71
2nd Quarter ended June 30, 2017	2,037.41	7,161.82
3rd Quarter ended September 30, 2017	4.34	1,728.72
4th Quarter ended December 31, 2017	2.10	20.19

Months	Low	High

September 2017	$4.34	$11.34
October 2017	2.24	4.13
November 2017	2.10	20.19
December 2017	4.06	7.21
January 2018	2.82	4.09
February 2018	1.90	2.94
March 2018 (through March 14, 2018)	1.73	2.05

B.	Plan of Distribution
Not Applicable.
C.	Markets
Our common shares have traded on The Nasdaq Global Market under the symbol "DCIX" since January 19, 2011 and on The Nasdaq Global Select Market under the same symbol since January 2, 2013.
D.	Selling Shareholders
Not Applicable.
E.	Dilution
Not Applicable.
F.	Expenses of the Issue
Not Applicable.
Item 10.	Additional Information
A.	Share Capital
Not Applicable.
B.	Memorandum and Articles of Association
Our amended and restated articles of incorporation and bylaws were filed as exhibits 3.1 and 3.2, respectively, to our registration statement on Form F-4 (File No. 333-169974) filed with the SEC on October 15, 2010. The information contained in these exhibits is incorporated by reference herein.
Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, and (vi) November 1, 2017, in connection with our one-for-seven reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, and November 3, 2017, respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock, and (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock.
A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled "Description of Capital Stock" in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-215748) filed with the SEC on January 26, 2017, as amended, and is incorporated by reference herein, provided that since that date and as of March 14, 2018, the number of issued and outstanding common shares has changed to 7,053,110 and the number of issued and outstanding Series B-2 preferred shares has changed to 296.

Description of Common Stock
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of our preferred shares, including our existing classes of preferred shares and any preferred shares we may issue in the future.
Description of Preferred Stock
Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and the voting rights, if any, of the holders of the series.
Series B-1 Convertible Preferred Stock
In March 2017, we issued 3,000 shares of newly-designated Series B-1 convertible preferred stock, par value $0.01 per share, and warrants to purchase an additional 6,500 shares of Series B-1 convertible preferred stock. As of December 31, 2017, zero Series B-1 convertible preferred shares were issued and outstanding. For a summary description of the rights, preferences and restrictions attaching to our Series B-1 convertible preferred stock, please see the section entitled "Description of Series B-1 Convertible Preferred Shares" in the prospectus supplement dated March 21, 2017, to the prospectus included in our registration statement on Form F-3 (File No. 333-215748), declared effective by the SEC on March 7, 2017.  Such summary description is qualified in all respects by the terms of the Statement of Designations, Preferences and Rights of the Series B-1 Convertible Preferred Stock, which was filed as an exhibit to our report on Form 6-K filed with the SEC on March 21, 2017. The information contained in this exhibit is incorporated by reference herein.
Series B-2 Convertible Preferred Stock
In March 2017, we issued warrants to purchase 140,500 shares of newly-designated Series B-2 convertible preferred stock, par value $0.01 per share. As of December 31, 2017, 289 Series B-2 convertible preferred shares were issued and outstanding. For a description of our Series B-2 convertible preferred stock, please see the section entitled "Description of Series B-2 Convertible Preferred Shares" in the prospectus included in our registration statement on Form F-3 (File No. 333-216944), declared effective by the SEC on May 11, 2017.  Such summary description is qualified in all respects by the terms of the Statement of Designations, Preferences and Rights of the Series B-2 Convertible Preferred Stock, which was filed as an exhibit to our report on Form 6-K filed with the SEC on March 21, 2017. The information contained in this exhibit is incorporated by reference herein.
Series C Preferred Stock
In May 2017, we issued 100 shares of newly-designated Series C preferred stock, par value $0.01 per share, to Diana Shipping Inc. The Series C preferred stock has no dividend or liquidation rights. The Series C preferred stock votes with our common shares, and each share of the Series C preferred stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C preferred stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders. A copy of the Statement of Designation of Rights, Preferences and Privileges of the Series C Preferred Stock is filed as an exhibit to our report on Form 6-K filed with the SEC on June 6, 2017. The information contained in this exhibit is incorporated by reference herein.

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
Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2017 taxable year because there were nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2017 U.S. federal income tax returns.
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
To the extent our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. By statutory exclusion, the benefits of the section 883 exemption are not available to income that is "effectively connected" with the conduct of a U.S. trade or business. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
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
I.	Subsidiary information
Not Applicable.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
Total interest incurred under our loan facilities and related interest rates during 2017, 2016 and 2015 was as follows:
	2017	2016	2015
Interest expense (in millions of USD)	$7.4	$6.6	$5.8
Weighted average interest rate (LIBOR plus margin)	4.95%	3.54%	3.65%
Interest rates range during the year (LIBOR including margin)	4.04% to 6.00%	3.12% to 4.06%	3.09% to 5.20%

An average increase of 1% in 2017 interest rates would have resulted in interest expenses of $8.9 million, instead of $7.4 million, an increase of about 20%.
As of December 31, 2017, we had $8.5 million of principal debt outstanding and $10.0 million of discount premium payable to Addiewell, and also $82.6 million of principal debt outstanding and $5.0 million of discount premium payable to DSI. Currently, we have $10.0 million of discount premium payable to Addiewell, and also $74.2 million of principal debt outstanding and $5.0 million of discount premium payable to DSI. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates
We generate all of our revenues in U.S. dollars, but currently incur less than half of our operating expenses (around 34% in 2017 and 41% in 2016) and less than half of our general and administrative expenses (around 36% in 2017 and 47% in 2016) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
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
Pursuant to the Stockholders Rights Agreement dated August 29, 2016, each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party acquires beneficial ownership of 15% or more of our common stock without the approval of our Board of Directors. See "Item 10.B—Memorandum and Articles of Association—Amended and Restated Stockholders Rights Agreement."
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B-1 and Series B-2 convertible preferred shares and Series C preferred voting stock relative to the rights of holders of our common shares.
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
Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2017 is effective.
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
Audit fees in 2017 amounted to Euro 199,500 or about $215,000, and in 2016 amounted to Euro 211,500 or about $237,000 and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements and the audit of internal control over financial reporting.
b)  Audit-Related Fees
In 2017, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have also billed us for audit services provided for the Company's registration statements, which amounted to Euro 17,000 or about $18,000.

c)  Tax Fees
During 2017 and 2016, we received or accrued for tax services for which fees amounted to $8,750 and $16,100, respectively, and relate to the calculation of Earnings and Profits of the Company.
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
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits
(a)	Exhibits
Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 30, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Amended and Restated Bylaws of the Company (8)
2.1	Form of Common Share Certificate (9)
2.2	Form of Series B-1 and Series B-2 Warrant (10)
2.3	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Diana Containerships Inc., dated August 2, 2010 (11)
2.4	Statement of Designations, Preferences and Rights of the Series B-1 Convertible Preferred Stock of Diana Containerships Inc., dated March 21, 2017 (12)
2.5	Statement of Designations, Preferences and Rights of the Series B-2 Convertible Preferred Stock of Diana Containerships Inc., dated March 21, 2017 (13)
2.6	Statement of Designations of Rights, Preferences and Privileges of Series C Preferred Stock of Diana Containerships Inc., dated May 30, 2017 (14)
4.1	Registration Rights Agreement dated April 6, 2010 (15)
4.2	Amended and Restated Stockholders Rights Agreement, dated August 29, 2016 (16)
4.3	2012 Amended and Restated Equity Incentive Plan (17)
4.4	2015 Equity Incentive Plan (18)
4.5	Administrative Services Agreement with UOT (19)
4.6	Form of Vessel Management Agreement with UOT (20)
4.7	Amended and Restated Non-Competition Agreement with Diana Shipping Inc. (21)
4.8	Memorandum of Agreement for m/v Cap San Raphael (22)

4.9	Memorandum of Agreement for m/v Cap San Marco (23)
4.10	Memorandum of Agreement for m/v Puelo (24)
4.11	Memorandum of Agreement for m/v Pucon (25)
4.12	Registration Rights Agreement dated June 15, 2011 (26)
4.13	Share Purchase Agreement dated June 9, 2011 (27)
4.14	Securities Purchase Agreement, dated July 28, 2014 (28)
4.15	Registration Rights Agreement, dated July 28, 2014 (29)
4.16	Broker Services Agreement, dated April 1, 2016, by and between the Company and Diana Enterprises Inc. (30)
4.17	Fourth Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc., Kapa Shipping Company Inc. and the Company, dated September 12, 2016 (31)
4.18	Amendment to Loan Agreement with The Royal Bank of Scotland plc, dated September 12, 2016 (32)
4.19	Amendment No. 1 to 2015 Equity Incentive Plan, dated February 9, 2018 (33)
4.20	Broker Services Agreement, dated April 1, 2017, by and between the Company and Steamship Shipbroking Enterprises Inc.
4.21	Registration Rights Agreement by and between the Company and Kalani Investments Limited, dated March 21, 2017 (34)
4.22	Securities Purchase Agreement by and between the Company and Kalani Investments Limited, dated March 21, 2017 (35)
4.23	Fifth Amendment to Loan Agreement, dated May 20, 2013, among Diana Shipping Inc., Kapa Shipping Company Inc. and the Company, dated May 30, 2017
4.24	Subordinated Facility Agreement with Diana Shipping Inc., dated June 30, 2017
4.25	Loan Agreement with Addiewell Ltd., dated June 30, 2017
4.26	Intercreditor Agreement with Addiewell Ltd. and Diana Shipping Inc., dated June 30, 2017
4.27	Settlement Agreement with The Royal Bank of Scotland plc, dated June 30, 2017
4.28	Memorandum of Agreement for m/v Great
4.29	Memorandum of Agreement for m/v March
4.30	Memorandum of Agreement for m/v New Jersey
4.31	Memorandum of Agreement for m/v Sagitta
4.32	Memorandum of Agreement for m/v Centaurus
4.33	Memorandum of Agreement for m/v Doukato
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
101
The following financial information from Diana Containerships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as at December 31, 2017 and 2016; (2) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2017, 2016 and 2015; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2017, 2016 and 2015; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (6) Notes to Consolidated Financial Statements.

(1) Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2) Filed as Exhibit 3.3 to the Company's report on Form 6-K, filed with the SEC on June 9, 2016.
(3) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on July 6, 2017.
(4) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on July 28, 2017.
(5) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on August 28, 2017.
(6) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(9) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on November 3, 2017.
(10) Filed as Exhibit 3.3 to the Company's report on Form 6-K, filed with the SEC on March 21, 2017.
(11) Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on March 21, 2017.
(13) Filed as Exhibit 3.2 to the Company's report on Form 6-K, filed with the SEC on March 21, 2017.
(14) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on June 6, 2017.
(15) Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(16) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on August 31, 2016.
(17) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on February 23, 2012.
(18) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on March 21, 2016.
(19) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(20) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(21) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(22) Filed as Exhibit 4.16 to the Company's Annual Report on Form 20-F on February 23, 2012.
(23) Filed as Exhibit 4.17 to the Company's Annual Report on Form 20-F on February 23, 2012.
(24) Filed as Exhibit 4.30 to the Company's Annual Report on Form 20-F on March 26, 2014.
(25) Filed as Exhibit 4.31 to the Company's Annual Report on Form 20-F on March 26, 2014.
(26)Filed as Exhibit 4.14 to the Company's Annual Report on Form 20-F on June 28, 2011.
(27) Filed as Exhibit 4.15 to the Company's Annual Report on Form 20-F on June 28, 2011.
(28) Filed as Exhibit 99.1 to the Company's Current Report on Form 6-K on July 30, 2014.
(29) Filed as Exhibit 99.2 to the Company's Current Report on Form 6-K on July 30, 2014.
(30) Filed as Exhibit 4.21 to the Company's Annual Report on Form 20-F on February 16, 2017.
(31) Filed as Exhibit 4.23 to the Company's Annual Report on Form 20-F on February 16, 2017.
(32) Filed as Exhibit 4.24 to the Company's Annual Report on Form 20-F on February 16, 2017.
(33) Filed as Exhibit 1 to the Company's report on Form 6-K, filed with the SEC on February 15, 2018.
(34) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on March 21, 2017.
(35) Filed as Exhibit 10.1 to the Company's report on Form 6-K, filed with the SEC on March 21, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer and Treasurer

Dated: March 16, 2018

DIANA CONTAINERSHIPS INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Diana Containerships Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2018, expressed an unqualified opinion thereon.
The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
We have served as the Company's auditor since 2010.
Athens, Greece
 March 16, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Containerships Inc.
Opinion on Internal Control over Financial Reporting
We have audited Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Containerships Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 16, 2018, expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company's ability to continue as a going concern.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definition and Limitations on Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
 March 16, 2018

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2017	2016
CURRENT ASSETS:
Cash and cash equivalents	$6,444	$8,316
Accounts receivable, trade	428	471
Inventories	1,667	2,581
Prepaid expenses and other assets	1,083	2,507
Restricted cash (Note 6)	-	9,000
Vessels held for sale (Note 5)	18,378	-
Total current assets	28,000	22,875

FIXED ASSETS:
Vessels, net (Note 5)	201,308	240,352
Property and equipment, net	911	946
Total fixed assets	202,219	241,298

Deferred charges, net	2,088	2,358
Total assets	$232,307	$266,531

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank and other debt, net of unamortized deferred financing costs (Note 6)	$12,119	$127,129
Related party financing, net of unamortized deferred financing costs (Note 4)	84,832	-
Accounts payable, trade and other	1,715	1,471
Due to related parties, current (Note 4)	65	105
Accrued liabilities	2,045	1,050
Deferred revenue	439	108
Total current liabilities	101,215	129,863

Related party financing, non-current (Note 4)	-	45,617
Other liabilities, non-current	320	171
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 389 and 0 issued and outstanding as at December 31, 2017 and 2016, respectively (Note 8)	0	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 4,051,266 and 1,533 issued and outstanding as at December 31, 2017 and 2016, respectively (Note 8)	40	0
Additional paid-in capital (Note 8)	410,982	374,975
Other comprehensive income / (loss)	6	(20)
Accumulated deficit	(280,256)	(284,075)
Total stockholders' equity	130,772	90,880
Total liabilities and stockholders' equity	$232,307	$266,531

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016	2015
REVENUES:
Time charter revenues (Note 1)	$23,806	$36,992	$70,746
Prepaid charter revenue amortization	-	(3,798)	(8,566)
Time charter revenues, net	23,806	33,194	62,180

EXPENSES:
Voyage expenses	1,702	3,169	2,619
Vessel operating expenses	22,732	30,213	35,847
Depreciation and amortization of deferred charges (Note 5)	8,147	12,740	13,140
General and administrative expenses (Note 4 and 8(d))	8,366	7,241	6,194
Impairment losses (Note 5)	8,363	118,861	6,607
(Gain) / Loss on vessels' sale (Note 5)	(945)	2,899	8,300
Foreign currency losses / (gains)	51	111	(55)
Operating loss	$(24,610)	$(142,040)	$(10,472)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 4, 6 and 9)	$(13,843)	$(7,094)	$(7,166)
Interest income	87	120	107
Gain from bank debt write off (Note 6)	42,185	-	-
Total other income /(expenses), net	$28,429	$(6,974)	$(7,059)

Net income / (loss)	$3,819	$(149,014)	$(17,531)

Earnings / (Loss) per common share, basic (Note 10)	$8.94	$(100,821.38)	$(11,917.74)

Earnings / (loss) per common share, diluted (Note 10)	$8.94	$(100,821.38)	$(11,917.74)

Weighted average number of common shares, basic (Note 10)	427,333	1,478	1,471
Weighted average number of common shares, diluted (Note 10)	427,361	1,478	1,471

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars)

	2017	2016	2015

Net income / (loss)	$3,819	$(149,014)	$(17,531)
Other comprehensive income / (loss) (Actuarial gain / (loss))	26	(25)	73
Comprehensive income / (loss)	$3,845	$(149,039)	$(17,458)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2014	1,509	$-	-	$-	$372,928	$(68)	$(116,417)	$256,443
- Net loss	-	-			-	-	(17,531)	(17,531)
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	10	-	-	-	928	-	-	928
- Actuarial gain	-	-	-	-	-	73	-	73
- Dividends declared and paid (at $123.48, $123.48, $123.48 and $123.48 per share) (Note 10)	-	-	-	-	-	-	(739)	(739)
Balance, December 31, 2015	1,519	$-	-	$-	$373,856	$5	$(134,687)	$239,174
- Net loss	-	-	-	-	-	-	(149,014)	(149,014)
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	14	-	-	-	1,119	-	-	1,119
- Actuarial loss	-	-	-	-	-	(25)	-	(25)
- Dividends declared and paid (at $123.48, $123.48, $0.00 and $0.00 per share) (Note 10)	-	-	-	-	-	-	(374)	(374)
Balance, December 31, 2016	1,533	$-	-	$-	$374,975	$(20)	$(284,075)	$90,880
- Net income	-	-	-	-	-	-	3,819	3,819
- Issuance of Series B preferred stock, net of expenses	-	-	32,500	-	31,989	-	-	31,989
- Conversion of Series B preferred stock to common stock (Note 8)	4,049,733	40	(32,211)	-	(40)	-	-	-
- Issuance of Series C preferred stock (Note 4)	-	-	100	-	3,000			3,000
- Compensation cost on restricted stock (Note 8)		-	-	-	1,058	-	-	1,058
- Actuarial gain	-	-	-	-	-	26	-	26
Balance, December 31, 2017	4,051,266	$40	389	$-	$410,982	$6	$(280,256)	$130,772
The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars)
	2017	2016	2015
Cash Flows provided by/ (used in) Operating Activities:
Net income/ (loss)	$3,819	$(149,014)	$(17,531)
Adjustments to reconcile net income /(loss) to net cash provided by /(used in) operating activities:
Depreciation and amortization of deferred charges (Note 5)	8,147	12,740	13,140
Amortization of deferred financing costs (Note 9)	322	427	268
Amortization of discount premium (Notes 4 and 6)	6,010	-	-
Amortization of deferred revenue	-	-	(50)
Amortization of prepaid charter revenue	-	3,798	8,566
Impairment losses (Note 5)	8,363	118,861	6,607
(Gain) / Loss on vessels' sale (Note 5)	(945)	2,899	8,300
Compensation cost on restricted stock awards (Note 8)	1,171	1,119	928
Gain from bank debt write off (Note 6)	(42,185)	-	-
Actuarial gain / (loss)	26	(25)	73
(Increase) / Decrease in:
Accounts receivable, trade	43	282	(62)
Inventories	914	1,123	(1,397)
Prepaid expenses and other assets	639	(1,617)	(487)
Increase / (Decrease) in:
Accounts payable, trade and other	175	(1,236)	900
Due to related parties	(40)	-	604
Accrued liabilities	995	(291)	289
Deferred revenue	331	(539)	206
Other liabilities	36	50	(48)
Drydock costs	(474)	(540)	(2,861)
Net Cash provided by /(used in) Operating Activities	$(12,653)	$(11,963)	$17,445

Cash Flows provided by / (used in) Investing Activities:
Vessel acquisitions and other vessel costs	-	(194)	(113,020)
Proceeds from sale of vessels, net of expenses (Note 5)	5,895	10,618	7,045
Acquisition of time charter	-	-	(6,000)
Property and equipment additions	(15)	(29)	(39)
Insurance settlements	785	179	263
Net Cash provided by / (used in) Investing Activities	$6,665	$10,574	$(111,751)

Cash Flows provided by / (used in) Financing Activities:
Proceeds from a related party loan (Note 4)	40,000	-	-
Proceeds from an unrelated party loan (Note 6)	35,000	-	148,000
Repayments of debt (Note 6)	(111,500)	(19,159)	(103,263)
Issuance of preferred stock, net of issuance costs (Note 8)	31,989	-	-
Payments of financing costs	(373)	(150)	(3,177)
Cash dividends (Note 10)	-	(374)	(739)
Changes in restricted cash (Note 6)	9,000	-	870
Net Cash provided by / (used in) Financing Activities	$4,116	$(19,683)	$41,691

Net decrease in cash and cash equivalents	$(1,872)	$(21,072)	$(52,615)
Cash and cash equivalents at beginning of period	$8,316	$29,388	$82,003
Cash and cash equivalents at end of period	$6,444	$8,316	$29,388

SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Notes 4 and 8)	$3,000	$-	$-
Interest payments, net of amounts capitalized	7,724	6,626	5,571

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
During 2017 and 2016, the Company effected a number reverse stock splits on its issued and outstanding common stock (Note 8). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits retroactively and thus affect all periods presented.
The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, while Wilhelmsen Ship Management LTD, an unaffiliated third party, provides management services to the laid-up vessels of the Company's fleet, for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD, amounted to $697, $604 and $0 for 2017, 2016 and 2015, respectively, and are included in Vessel operating expenses in the accompanying consolidated statement of operations.
 As at December 31, 2017, the Company was the sole owner of all outstanding shares of the following subsidiaries:
a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc. (Note 13)	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc. (Note 13)	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Rongerik Shipping Company Inc.	Marshall Islands	Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
4	Dud Shipping Company Inc.	Marshall Islands	Pamina	Marshall Islands	5,042	May-05	Nov-14	-
5	Mago Shipping Company Inc. (Note 13)	Marshall Islands	New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
6	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
7	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
8	Delap Shipping Company Inc. (Notes 5 and 13)	Marshall Islands	March	Marshall Islands	5,576	May-04	Sep-14	-
9	Jabor Shipping Company Inc. (Notes 5 and 13)	Marshall Islands	Great	Marshall Islands	5,576	Apr-04	Oct-14	-
10	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
11	Langor Shipping Company Inc.	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	-
Vessel Owning Subsidiaries - Sold Vessels
12	Kapa Shipping Company Inc. (Note 5)	Marshall Islands	Angeles	Marshall Islands	4,923	Dec-06	Apr-15	Nov-16
13	Utirik Shipping Company Inc. (Note 5)	Marshall Islands	Doukato	Marshall Islands	3,739	Feb-02	Feb-12	Jun-17
Other Subsidiaries
14	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
15	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Until July 2017 and November 2017, the Company was also the sole owner of all outstanding shares of Nauru Shipping Company Inc., owner of the vessel "Hanjin Malta", and of Lemongina Inc., owner of the vessel "Garnet", respectively. Following the disposal of the vessels in 2015 and 2016, both ship-owning companies were dissolved in 2017 and accordingly, they are no longer consolidated in the financial statements of the Company.
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
During 2017, 2016 and 2015, charterers that accounted for more than 10% of the Company's hire revenues were as follows:
Charterer	2017	2016	2015
A	-	34%	25%
B	18%	-	24%
C	-	22%	11%
D	-	-	10%
E	-	-	13%
F	24%	-	-
G	35%	11%	-

2.	Significant Accounting Policies and Recent Accounting Pronouncements
(a)          Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification ("ASC") 810 "Consolidation", the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2017 and 2016.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
(f)          Restricted Cash:  Restricted cash, when applicable, includes minimum cash deposits required to be maintained under the Company's borrowing arrangements.
(g)          Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight, demurrage billings and for any deducted bunkers costs relating to the next period. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2017 and 2016.
(h)          Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by her previous charterers and has not yet been delivered to new charterers, or remains idle. Bunkers are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
(l)          Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels' age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months' time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%.  Effective fleet utilization is assumed to 98% in the Company's exercise, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for 2017, 2016 and 2015 indicated impairment charges for certain of the Company's vessels, which are separately reflected in the accompanying consolidated statements of operations (Note 5).
(m)          Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily keep them until the end of their useful life. The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria for the year ended December 31, 2017 resulted in held for sale classification for certain of the Company's vessels (Notes 5 and 13).
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
Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements, except for commissions, which are paid for by the Company. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related charter period to the extent revenue has been deferred since commissions are due as revenues are earned.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
(q)          Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. The unamortized dry-docking cost is reflected in Deferred Charges, net, in the accompanying consolidated balance sheets. Amortization of dry-docking costs, for 2017, 2016 and 2015 amounted to $744, $657 and $385, respectively, and is reflected in Depreciation and amortization of deferred charges, in the accompanying consolidated statement of operations.
(r)          Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt, in accordance with ASU 2015-13: Interest-Imputation of Interest. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums (Notes 4 and 6) are accounted for similar to other financing fees. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognised when the Company pays the creditor and is relieved of its obligation for the liability. The difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.
(s)          Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(t)          Share Based Payment: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured.  That cost is recognized under the straight-line method over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). When the service inception date precedes the grant date, the Company accrues the compensation cost for periods before the grant date based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date.  Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
(u)          Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.
(v)          Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.
(w)          Going Concern: The Company's policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Recent Accounting Pronouncements Not Yet Adopted
(a)          In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, FASB issued ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.  In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The Company has evaluated the impact of the standard after reviewing historical contracts and has determined that all of the Company's agreements are considered leases. Certain non-lease components which are required to be assessed according to this standard, may only affect presentation and disclosures and not the way revenue is recognized.
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
(c)          In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.
(d)          In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company will adopt the standard in the first quarter of 2018 and preliminarily expects that the adoption of the new standard will have no material impact on its consolidated financial statements and notes disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(e)          In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company will adopt the standard in the first quarter of 2018 and preliminarily expects that the adoption of the new standard will have no material impact on its consolidated financial statements and notes disclosures.
(f)          In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting" ("ASU 2017-09"), which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, however early adoption is permitted. The Company does not expect that the adoption of ASU 2017-09 will have a material effect in the Company's financial statements.
(g)           In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
3.	Going Concern
As of December 31, 2016, and thereafter, due to the significant decline in the market value of its vessels, following the prolonged weak charter market conditions, the Company was not in compliance with certain financial covenants, as well as with the minimum required security cover ("hull cover ratio") under its then existing loan agreement with the Royal Bank of Scotland plc (or "RBS"). Due to these technical breaches of the covenants as of December 31, 2016, the Company had classified the long-term portion of its bank debt in current liabilities (Note 6), thus resulting in a reported working capital deficit of $106,988. Given the prolonged market downturn in the containerships segment and the continued depressed outlook on charter rates and vessels' market values, the Company had estimated that cash on hand and cash provided by operating activities could be insufficient to cover its liquidity needs that would become due within one year after the date that the financial statements were issued. The above conditions raised substantial doubts about the Company's ability to continue as a going concern.
On March 22, 2017, the Company announced an up to $150,000 securities offering through the sale of 3,000 newly-designated Series B-1 convertible preferred shares, preferred warrants to purchase 6,500 Series B-1 convertible preferred shares and preferred warrants to purchase 140,500 newly-designated Series B-2 convertible preferred shares. In 2017, the Company received $32,500 of gross proceeds from the sale of preferred shares and exercise of preferred warrants.  Furthermore, on June 30, 2017, the Company repaid to RBS an amount of $85,000 as full and final settlement of its loan obligation and the loan agreement was terminated (Note 6). The repayment of the loan was partially funded with $10,000 from the Company's own cash, with $40,000 from a refinance of the Company's existing loan with Diana Shipping Inc. (or "DSI") (Note 4) and with $35,000 from a new loan agreement with Addiewell LTD (or "Addiewell"), an unrelated party (Note 6).
The loans with Addiewell and DSI mature on December 31, 2018, and are classified as current in the accompanying consolidated balance sheets. Consequently, the Company reported at December 31, 2017 a working capital deficit of $73,215. Based on the current performance of the containerships market and the available cash on hand, the Company expects that cash on hand and cash from operating activities will not be sufficient to cover its liquidity needs that become due within one year after the date that the financial statements are issued. The above conditions raise substantial doubt about the Company's ability to continue as a going concern.
Since December 31, 2017, the Company further received $7,500 of gross proceeds from the sale of preferred shares and exercise of preferred warrants (Note 13) and 110,000 warrants remain currently outstanding. In addition, in October 2017, the Company, through its subsidiaries, contracted to sell the vessels "March" and "Great" for a gross purchase price of $11,000 for each vessel (Notes 5 and 13), with expected delivery to the new owners by the end of March 2018. The two vessels have been classified as held for sale in the accompanying consolidated balance sheets. Furthermore, in February 2018, the Company, through one of its subsidiaries, contracted to sell the vessel "New Jersey" to an unrelated party for demolition, which was delivered to the new owners on March 12, 2018 and the Company received the sale price of $9,379, net of commissions to the buyers. The proceeds were used by the Company to partially repay the existing indebtedness (Note 13). Finally, in February 2018, the Company, through its subsidiaries, also contracted to sell the vessels "Sagitta" and "Centaurus" to unrelated parties for a gross sale price of $12,300 for each vessel, with expected delivery to the new owners by the end of April 2018 (Note 13).The Company is also exploring several alternatives aiming to manage its working capital requirements, including potential sales of additional vessels, seeking for more favorable chartering opportunities or a combination thereof.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
(a)  Altair Travel Agency S.A ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses for 2017, 2016, and 2015, were $672, $864 and $1,120 respectively, and are included in Operating expenses, in General and administrative expenses and in Gain / (Loss) on vessel's sale in the accompanying consolidated statement of operations. As at December 31, 2017 and 2016, an amount of $21 and $3, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.
(b)  Steamship Shipbroking Enterprises Inc. ("Steamship Shipbroking"): Steamship Shipbroking (formerly "Diana Enterprises Inc."), a company controlled by the Company's CEO and Chairman of the Board, provides brokerage services to DCI, pursuant to a Brokerage Services Agreement for a fixed fee.  For 2017, 2016 and 2015, total brokerage fees and bonuses to Steamship Shipbroking amounted to $2,100, $2,005 and $1,451 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2017 and 2016 there was no amount due from or due to Steamship Shipbroking, and an amount of $420 and $140, respectively, has been accrued for in connection with bonuses approved to Steamship Shipbroking (Note 13) and is included in Accrued liabilities in the accompanying consolidated balance sheets.
(c)  Diana Shipping Inc. ("DSI"):  The amounts of related party loans shown in the accompanying consolidated balance  sheets are analyzed as follows:
	2017	Current	Non-current	2016	Current	Non-current

Diana Shipping Inc - Term Loan	$82,617	$82,617	$-	$45,417	$-	$45,417
plus other fees payable to the lenders	2,292	2,292	-	200	-	200
less unamortized deferred financing costs	(77)	(77)	-	-	-	-
Related party financing, net of unamortized deferred financing costs	$84,832	$84,832	$-	$45,617	$-	$45,617

On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendments discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was repayable on August 20, 2017.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
On September 9, 2015, and in relation with The Royal Bank of Scotland plc ("RBS") refinance discussed in Note 6, the loan agreement with DSI was amended. The maturity of the loan agreement was extended until March 15, 2022, provided for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bore interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee would be charged thereafter. Furthermore, the Company agreed to pay at the final maturity date a flat fee of $200. Furthermore, on September 12, 2016 and in relation with the RBS amended loan agreement discussed in Note 6, the loan agreement with DSI was amended again. The loan was undertaken by Kapa Shipping Company Inc. and its repayment was immediately suspended and would not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement was fully repaid on June 15, 2021 or prepaid. Finally, the margin was revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.
On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan, thus leaving an outstanding principal balance of $42,417 (Note 8).
On June 30, 2017, the Company refinanced its then existing unsecured loan facility with DSI. The principal amount of the new secured loan is $82,617 and includes the $42,417 outstanding principal balance as of June 30, 2017, increased by the flat fee of $200 which was payable at maturity, and an additional $40,000, which was drawn to partially repay the Company's existing loan with RBS (Note 6). The new DSI loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing. The loan also provides for an additional $5,000 interest-bearing "discount premium", which is payable at maturity, but will be permanently waived and cancelled, in case the lenders exercise their option for full repayment within twelve months from drawing, subject to the terms of the intercreditor agreement with Addiewell Ltd (Note 6). The discount premium is recognized in Interest and Finance costs throughout the life of the loan and in Related party financing, net of unamortized deferred financing costs. Moreover, the specific loan is subordinated to the Addiewell loan (Note 6), is secured by second priority mortgages over all the Company's containerships, bears interest at the rate of 6% per annum for the first twelve months scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity, includes financial and other covenants which stipulate the repayment with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 8) and prohibits the payment of dividends.
The weighted average interest rate of the DSI loan during 2017 and 2016 was 5.42% and 3.58%, respectively. For 2017, 2016 and 2015, total interest expense and other fees incurred under the loan agreements with DSI amounted to $5,948, $1,692 and $2,745, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations. As at December 31, 2016, the flat fee of $200 is included in Related party financing, non-current, in the accompanying consolidated balance sheets. Accrued interest as of December 31, 2017 and 2016 amounted to $44 and $102, respectively, and is included in Due to related parties, current in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
5.	Vessels and Vessels held for sale
Vessels' disposals
In May 2017, the Company, through Utirik Shipping Company Inc., entered into a memorandum of agreement to sell the vessel "Doukato" to an unrelated party, for a sale price of $6,027, net of commissions. In March 2016, the Company, through Nauru Shipping Company Inc., sold the vessel "Hanjin Malta", to an unrelated party for demolition, for a sale price of $4,842, net of commissions. Later in November of the same year, the Company, through Kapa Shipping Company Inc., sold the vessel "Angeles" to an unrelated party for demolition, for a sale price of $6,448, net of commissions. The aggregate gain from the sale of vessels, including direct to sale expenses, in 2017 amounted to $945, while the aggregate loss from the sale of vessels, including direct to sale expenses, in 2016 and 2015, amounted to $2,899 and $8,300, respectively, and are separately reflected in (Gain) / Loss on vessels' sale in the accompanying consolidated statements of operations.
Vessels held for sale
In October 2017, the Company entered into an agreement to sell up to seven of its vessels to an unrelated party. Since the sale of the vessels was subject to the purchaser obtaining certain minimum financing, under various amendments to the initial agreement, the transaction concluded that only two of the Company's vessels would be sold, the "March" and the "Great", for a gross purchase price of $11,000 for each vessel. The deliveries of the vessels to the new owners are expected to take place by the end of March 2018 (Note 13).  The Company intends to use the net proceeds from the sales to repay indebtedness under its existing credit agreements. As a result of this transaction, both vessels were classified on December 31, 2017 in current assets as held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. No impairment charge was recognized for the specific two vessels in the accompanying consolidated statement of operations, since their carrying amount as at the balance sheet date was lower than their fair value, less cost to sell.
Vessels' Impairment
In 2017, 2016 and 2015 the Company, after taking into account factors such as the vessels' age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. This assessment concluded that the carrying value of two vessels in 2017, seven vessels in 2016, and one vessel in 2015 was not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $8,363, $118,861, and $6,607, respectively, which is separately reflected in the accompanying statements of operations. The fair value of the vessels was determined through Level 2 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. The vessels were measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The aggregate fair value of the impaired vessels as of the testing dates was $20,050 in 2017, $59,900 in 2016 and $5,020 in 2015.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2015	$421,903	$(37,354)	$384,549
- Capitalized costs	194	-	194
- Vessels' disposals	(16,245)	2,728	(13,517)
- Depreciation	-	(12,013)	(12,013)
- Impairment charges	(118,861)	-	(118,861)
Balance, December 31, 2016	$286,991	$(46,639)	$240,352
- Vessels' disposals	(9,951)	5,001	(4,950)
- Transfer to vessels held for sale	(21,350)	2,972	(18,378)
- Depreciation	-	(7,353)	(7,353)
- Impairment charges	(8,363)	-	(8,363)
Balance, December 31, 2017	$247,327	$(46,019)	$201,308

As at December 31, 2017, all the Company's vessels, including those classified as held for sale, were provided as collateral to secure the loan facilities with Addiewell and DSI, discussed in Notes 4 and 6.
6.	Bank and Other Debt
The amounts of bank and other debt shown in the accompanying consolidated balance sheets are analyzed as follows:
	2017	Current	Non-current	2016	Current	Non-current

The Royal Bank of Scotland plc - Term Loan	$-	$-	$-	$128,861	$128,861	$-
Addiewell LTD - Term Loan	8,500	8,500	-	-	-	-
plus other fees payable to the lenders	3,718	3,718	-	200	200	-
less unamortized deferred financing costs	(99)	(99)	-	(1,932)	(1,932)	-
Bank and other debt, net of unamortized deferred financing costs	$12,119	$12,119	$-	$127,129	$127,129	$-

(a)          The Royal Bank of Scotland plc ("RBS") – Term Loan: On September 10, 2015, the Company, through nine of its subsidiaries, entered into a loan agreement with RBS of up to $148,000, to re-finance the acquisition cost of seven of the Company's vessels, including the full prepayment of the previous facility agreement, and to support the acquisition of the two newly acquired vessels, the "Hamburg" and the "Rotterdam". Until December 31, 2015, the Company drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1,875.

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
The loan was secured by first preferred mortgages on nine vessels of the Company's fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contained customary financial covenants, minimum security value of the mortgaged vessels, required minimum liquidity of $500 per vessel in the fleet and restricted cash of $9,000 to be deposited by the borrowers with the lenders for the duration of the loan. There were also restrictions as to changes in the loan agreement with DSI and in certain shareholdings and management of the vessels. Finally, the Company was not permitted to pay any dividends that would result in a breach of the financial covenants.
On September 12, 2016, the Company entered into an amendment of its loan agreement with RBS, according to which the Company prepaid an amount of $7,607 and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provided for changes to the borrowers and to the mortgaged vessels and required an amendment to the loan agreement with DSI (Note 4). It also prohibited the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8,851, which was created out of the reallocation of amounts due under the existing tranches, and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018, certain financial covenants were amended while the application of others was deferred to 2019, and the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018. Finally, the Company paid an amendment fee of $150 at the signing of the agreement and an additional fee of $200 was payable on December 31, 2018.
As of December 31, 2016 and thereafter, due to a significant decline in the market value of its vessels, the Company was not in compliance with two financial covenants, as well as with the required covenant for the minimum required security cover ("hull cover ratio"). Due to these technical breaches in its loan covenants, the Company has classified its bank debt as of December 31, 2016 in current liabilities. Accordingly, the loan balance and the loan-related fees have been reclassified to Bank and other debt, net of unamortized deferred financing costs and the restricted cash under the facility has been reclassified to Restricted cash, current in the accompanying consolidated balance sheet of December 31, 2016.
On June 30, 2017, the Company signed a Settlement Agreement with RBS, whereby it repaid an amount of $85,000 as full and final settlement of the loan obligation. The then outstanding principal balance was $128,861 and the settlement resulted in a net gain of $42,185 for the Company, which is reflected in Gain from bank debt write off in the accompanying consolidated statements of operations and includes the gain from the write off of the principal balance and other fees due to the lenders, net of the unamortized deferred financing costs write off and other costs incurred in connection with the transaction. The repayment of the loan was partially funded by $10,000 from the Company's own cash, $40,000 from the DSI loan refinance as discussed in Note 4 and $35,000 from the new Addiewell loan, discussed under (b) below.
The weighted average interest rate of the RBS loan during 2017 and 2016 was 4.17% and 3.52%, respectively. For 2017, 2016 and 2015, total interest expense incurred in connection with the RBS loan, amounted to $2,688, $4,902 and $3,541, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations. Commitment fees for 2017, 2016 and 2015, amounted to $0, $0 and $329, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2017 and 2016 amounted to $0 and $247, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(b)          Addiewell Ltd ("Addiewell")  – Loan Facility: On June 30, 2017, the Company partially funded the refinancing of the RBS loan, discussed under (a) above, with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35,000. The loan matures on December 31, 2018, however the lenders have the option to request for full repayment after twelve months from the initial drawing. The loan also provides for an additional $10,000 interest-bearing "discount premium", which is also payable at maturity, but will be permanently waived and cancelled in case the lenders exercise their option for full repayment within twelve months from drawing. The discount premium is recognized in Interest and Finance costs throughout the life of the loan and in Bank and other debt, net of unamortized deferred financing costs. Moreover, the loan, which ranks senior to the loan agreement with DSI (Note 4), is secured by first priority mortgages over all the Company's containerships, bears interest at the rate of 6% per annum for the first twelve months scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity. Finally, the new loan facility includes financial and other covenants which stipulate the repayment of the facility with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 8), and prohibits the payment of dividends. During 2017, the Company prepaid $26,500 of its outstanding loan balance, according to the respective terms of the loan agreement.
The weighted average interest rate of the Addiewell loan during 2017 was 6%. For 2017, total interest expense and discount premium amortization incurred in connection with the Addiewell loan, amounted to $4,803, and is included in Interest and finance costs in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2017 amounted to $9 and is included in Accrued liabilities in the accompanying consolidated balance sheets.
7.	Commitments and Contingencies
(a)          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying consolidated financial statements.
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
(b)          As at December 31, 2017, all our vessels were operating under time charter agreements, except for one which remained idle. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2017, non-cancelable time charter contracts, are estimated at $8,895 until December 31, 2018.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
8.	Changes in Capital Accounts
(a)          Reverse Stock Splits: During 2016 and 2017, the Company effected six reverse stock splits of its common shares, each which was approved by the Company's shareholders. More specifically, the Company effected: (i) on June 9, 2016, a one-for-eight reverse stock split, which was approved by shareholders at the Company's 2016 Annual Meeting of Shareholders held on February 24, 2016; (ii) on July 5, 2017, a one-for-seven reverse stock split; on July 27, 2017, a one-for-six reverse stock split; on August 24, 2017, a one-for-seven reverse stock split; and on September 25, 2017, a one-for-three reverse stock split, each which was approved by shareholders at the Company's 2017 Annual Meeting of Shareholders held on June 29, 2017; and (iii) on November 2, 2017, a one-for-seven reverse stock split, which was approved by shareholders at the Company's Special Meeting of Shareholders held on October 26, 2017. No fractional shares were issued in connection with the reverse splits. Shareholders who would otherwise hold fractional shares of the Company's common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these six reverse stock splits retroactively and thus affect all periods presented.
(b)          Issuance of Series B Preferred Stock and Warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or "Kalani"), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B convertible preferred shares are convertible at any time at the option of the holder into common shares at an initial conversion price of $7.00 per common share, provided that a certain minimum trading volume of the Company's common shares on the conversion date is met. At the option of Kalani, the preferred stock may be alternatively converted into common shares at a per share price equal to the higher of (i) 92.25% of the lowest daily volume weighted average price on any trading day during the 5 consecutive trading day period ending on and including the conversion date and (ii) $0.50. Kalani may elect to convert the preferred stock into shares of common stock at the conversion price or alternate conversion price then in effect, at any time. The Series B preferred warrants are exercisable into Series B convertible preferred shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series B convertible preferred share.
The Company in its assessment for the accounting of the Series B-1 and B-2 convertible preferred shares has taken into consideration ASC 480 "Distinguishing liabilities from equity" and determined that the preferred shares should be classified as equity instead of liability. The Company further analysed key features of the preferred shares to determine whether these are more akin to equity or to debt and concluded that the Series B-1 and B-2 convertible preferred shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Upon exercise of the warrants, the holder is entitled to receive preferred shares. ASC 480 "Distinguishing liabilities from equity" requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company determined that the fair value of the warrants at inception and at December 31, 2017 is immaterial. As at December 31, 2017, 117,500 warrants remained outstanding.
In 2017, the Company received gross proceeds of $3,000 from the sale of the 3,000 Series B-1 convertible preferred shares. Also, 29,500 preferred warrants were exercised during the period for the sale of an equal number of Series B-1 and Series B-2 preferred shares, and the Company received for these shares $29,500 of gross proceeds until December 31, 2017. The net proceeds received during the period, after deducting offering expenses payable by the Company, amounted to $31,989. As of December 31, 2017, from the 32,500 Series B preferred shares issued during the period, 32,211 preferred shares were converted to 4,049,733 common shares and 289 Series B preferred shares remained outstanding. Subsequent to the balance sheet date, all outstanding preferred shares were converted to common shares (Note 13).
(c)           Issuance of Series C Preferred Stock: On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan, thus leaving an outstanding principal balance of $42,417 at that date (Note 4). The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of the Company, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. The issuance of shares of Series C Preferred Stock to DSI was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from independent third parties that the transaction was fair from a financial point of view to the Company. As of December 31, 2017, the 100 Series C Preferred Stock remained outstanding.
(d)          Compensation cost on restricted common stock:  In May 2015, the Company's board of directors approved to adopt the 2015 Equity Incentive Plan, for 101 shares, which as at December 31, 2017 remained reserved for issuance. In February 2018, the Company's board of directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 550,000 shares (Note 13).
On February 9, 2017, the Company's board of directors approved an award of restricted common stock with value $380 to the executive management and the non-executive directors, pursuant to the Company's Equity Incentive Plan. The exact number of shares for the grantees would be defined based on the share closing price of February 9, 2018, at which time the shares would be issued (Note 13). One third of the shares will vest on the issuance date and the remainder will vest ratably over the next two years.
During 2017, 2016 and 2015, compensation cost on restricted stock amounted to $1,171, $1,119 and $928, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2017 and 2016, the total unrecognized compensation cost relating to restricted share awards was $267 and $1,058, respectively.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
9.	Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	2017	2016	2015
Interest expense and other fees on unrelated party debt (Note 6)	$7,491	$4,902	$3,541
Interest expense and other fees on related party debt (Note 4)	5,948	1,692	2,945
Amortization of deferred financing costs	322	427	268
Commitment fees and other (Note 6)	82	73	412
Total	$13,843	$7,094	$7,166

10.	Earnings / (Loss) per Share
All common shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during 2017, 2016 and 2015 were $0, $374 and $739, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For 2017, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock (Note 8 (b)) calculated with the "if converted" method. No incremental shares were calculated with the treasury stock method for the unexercised warrants to issue preferred convertible shares (Note 8 (b)). For 2016 and 2015, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount.
	2017		2016		2015
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net income / (loss)	$3,819	$3,819	$(149,014)	$(149,014)	$(17,531)	$(17,531)
Net income / (loss) available to common stockholders	3,819	3,819	(149,014)	(149,014)	(17,531)	(17,531)

Weighted average number of common shares outstanding	427,333	427,333	1,478	1,478	1,471	1,471
Effect of dilutive shares	-	28	-	-	-	-
Total shares outstanding	427,333	427,361	1,478	1,478	1,471	1,471

Earnings / (Loss) per common share	$8.94	$8.94	$(100,821.38)	$(100,821.38)	$(11,917.74)	$(11,917.74)

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
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
The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by from its voyages that begin or end in the United States.  However, under Section 883 of the Internal Revenue Code of the United States (the "Code"), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an "equivalent exemption"); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by "qualified shareholders,", which is referred to as the "50% Ownership Test," or (ii) its common stock is "primarily and regularly traded on an established securities market" in the United States or in a country that grants an "equivalent exemption" , which is referred to as the "Publicly-Traded Test."
The Marshall Islands, the jurisdiction where DCI and each of its vessel-owning subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Based on the trading and ownership of its stock, the Company believes that it satisfied the Publicly-Traded Test for its 2017 taxable year and intends to take this position on its 2017 U.S. federal income tax returns.  Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2017.
12.	Financial Instruments
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2017 and 2016.
13.	Subsequent Events
(a)
Issuance and Conversion of Series B Preferred Shares: Subsequent to the balance sheet date and up to March 14, 2018, the 289 Series B-2 convertible preferred shares outstanding on December 31, 2017 were converted to common stock (Notes 3 and 8). Additionally, the Company received $7,500 of gross proceeds from the exercise of 7,500 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares, which were used to partially repay the Company's existing indebtedness (see (b) below). In aggregate, subsequent to the balance sheet date, 7,493 Series B-2 convertible preferred shares were converted to 2,840,144 common shares, thus leaving 296 Series B-2 convertible preferred shares outstanding on March 14, 2018.

(b)
Repayment of loans: Subsequent to the balance sheet date and up to March 14, 2018, the Company repaid $8,500 of the outstanding balance on the Addiewell loan and $8,379 of the outstanding balance on the DSI loan, using the proceeds from equity issuance (see (a) above) and sale of vessels (see (d) below), according to the respective terms of the loan agreements (Notes 4 and 6).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(c)
Sale of the vessels classified as held for sale: Subsequent to the balance sheet date, the Company received $250 from the buyers of each of the vessels "Great" and "March" (Note 5), and an additional $1,950 for each vessel was placed by the buyers in a joint escrow account, as per the respective terms of the memoranda of agreement. The balance of the purchase price will be collected upon delivery of the vessels to the new owners, which is expected to take place by the end of March 2018.

(d)
Sale of vessels: On February 9, 2018, the Company, through Mago Shipping Company Inc, entered into a memorandum of agreement to sell the vessel "New Jersey" to an unrelated party for demolition, for a sale price of $9,379, net of commissions to the buyers. The vessel was delivered to the new owners on March 12, 2018, and the proceeds were used to partially repay the Company's existing indebtedness (see (b) above). Furthermore, on February 28, 2018, the Company, through Likiep Shipping Company Inc., and Orangina Inc., entered into two memoranda of agreement to sell the vessels "Sagitta" and "Centaurus", respectively, to unrelated parties, for a gross sale price of $12,300 for each vessel, and $2,460 was placed by the buyers in a joint escrow account for each vessel, as per the respective terms of the memoranda of agreement.  The vessels are expected to be delivered to their new owners by the end of April 2018.

(e)
Amendment to the 2015 Equity Incentive Plan: On February 9, 2018, the Company's board of directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 550,000 shares (Note 8).

(f)
Determination of restricted stock awards approved in 2017: On February 9, 2018, the Company issued 161,700 restricted common shares as an award to the executive management and the non-executive directors, pursuant to the Company's board of directors' decision of February 9, 2017. The fair value of the award is $380 and the number of shares issued was based on the share closing price of February 9, 2018. One third of the shares vested on February 9, 2018 and the remainder two thirds will vest over the next two years.

(g)
Restricted stock awards and other bonuses approved in 2018: On February 15, 2018, the Company's board of directors approved an award of restricted common stock, which was proposed by the Company's compensation committee, with an aggregate value of $5,000, to the executive management and the non-executive directors. The exact number of shares to be issued to the grantees will be based on the share closing price of February 15, 2019 and the shares will be issued on that date. One third of the shares will vest on the issuance date and the remainder two thirds will vest over the next two years. In addition, the Company's board of directors approved on February 15, 2018 a bonus of value $420 to Steamship Shipbroking Enterprises Inc., which has been accrued for as of December 31, 2017.