Form 20-F
period 2018-12-31
Performance Shipping Inc.
filed 2019-03-18
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-35025

PERFORMANCE SHIPPING INC.

(Exact name of Registrant as specified in its charter)

Performance Shipping Inc.

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 18, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive offices)

Mr. Ioannis Zafirakis
Pendelis 18, 17564 Palaio Faliro, Athens, Greece
Tel:  + 30-216-600-24000, Fax: + 30-216-600-2599
E-mail: izafirakis@pshipping.com

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
________________None________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 14,463,231 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 Yes ☐ No ☒

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

 Yes ☐ No ☐

FORWARD-LOOKING STATEMENTS
Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe”, “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
Please note in this annual report, “we”, “us”, “our” and “the Company” all refer to Performance Shipping Inc. and its subsidiaries, unless the context requires otherwise.
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
In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information – D. Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the supply of vessels, changes in the Company’s operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities, our ability to continue as a going concern, potential liability from pending or future litigation, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
We caution readers of this annual report not to place undue reliance on any forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.
	For the years ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Time charter revenues	$25,566	$23,806	$36,992	$70,746	$65,678
Prepaid charter revenue amortization	-	-	(3,798)	(8,566)	(11,610)
Time charter revenues, net	25,566	23,806	33,194	62,180	54,068
Voyage expenses	1,267	1,702	3,169	2,619	332
Vessel operating expenses	15,453	22,732	30,213	35,847	26,559
Depreciation and amortization of deferred charges	4,945	8,147	12,740	13,140	10,309
General and administrative expenses	8,030	8,366	7,241	6,194	6,306
Impairment losses	20,654	8,363	118,861	6,607	-
Loss / (Gain) on vessels' sale	16,700	(945)	2,899	8,300	695
Foreign currency (gains) / losses	(44)	51	111	(55)	17

Operating income / (loss)	(41,439)	(24,610)	(142,040)	(10,472)	9,850
Interest and finance costs	(11,520)	(13,843)	(7,094)	(7,166)	(6,746)
Interest income	64	87	120	107	134
Gain from bank debt write off	-	42,185	-	-	-

Net income / (loss)	$(52,895)	$3,819	$(149,014)	$(17,531)	$3,238

Earnings / (loss) per common share, basic	$(5.60)	$8.94	$(100,821.38)	$(11,917.74)	$2,205.72

Earnings / (loss) per common share, diluted	$(5.60)	$8.94	$(100,821.38)	$(11,917.74)	$2,205.72

Dividends declared and paid, per share	$-	$-	$246.96	$493.92	$10,125.36

Weighted average number of common shares, basic	9,450,555	427,333	1,478	1,471	1,468

Weighted average number of common shares, diluted	9,450,555	427,361	1,478	1,471	1,468

	As of and for the years ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$10,493	$6,444	$8,316	$29,388	$82,003
Vessels held for sale	-	18,378	-	-	-
Total current assets	11,980	28,000	22,875	34,914	86,446
Vessels' net book value	85,870	201,308	240,352	384,549	306,094
Property and equipment, net	998	911	946	987	1,089
Restricted cash	-	-	9,000	9,000	9,870
Total assets	100,086	232,307	266,531	435,723	409,263
Total current liabilities	2,861	101,215	129,863	24,697	9,290
Unrelated Party financing (net of unamortized deferred financing costs)	-	12,119	127,129	142,678	98,298
Related party financing (net of unamortized deferred financing costs)	-	84,832	45,617	48,950	50,867
Total stockholders' equity	$95,576	$130,772	$90,880	$239,174	$256,443

Cash Flow Data:
Net cash provided by/ (used in) operating activities	$(330)	$(12,653)	$(11,963)	$17,445	$25,487
Net cash provided by / (used in) investing activities	93,151	6,665	10,574	(111,751)	(51,636)
Net cash provided by / (used in) financing activities *	(88,772)	(4,884)	(19,683)	40,821	88,467

Fleet Data:
Average number of vessels (1)	6.3	11.4	13.1	12.6	8.8
Number of vessels at end of period	4.0	11.0	12.0	14.0	11.0
Ownership days (2)	2,307	4,178	4,780	4,600	3,198
Available days (3)	2,284	4,155	4,735	4,515	3,198
Operating days (4)	2,177	3,152	3,304	4,155	3,189
Fleet utilization (5)	95.3%	75.9%	69.8%	92.0%	99.7%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$10,639	$5,320	$6,341	$13,192	$16,803
Daily vessel operating expenses (7)	6,698	5,441	6,321	7,793	8,305

* Comparative figures of prior years were adjusted where necessary, as the Company adopted ASU No 2016-18, according to which changes in restricted cash are not reported anymore as cash flow activities in the statement of cash flows.

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

	For the years ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues, net of prepaid charter revenue amortization	$25,566	$23,806	$33,194	$62,180	$54,068
Less: voyage expenses	$(1,267)	$(1,702)	$(3,169)	$(2,619)	$(332)
Time charter equivalent revenues	$24,299	$22,104	$30,025	$59,561	$53,736
Available days	2,284	4,155	4,735	4,515	3,198
Time charter equivalent (TCE) rate	$10,639	$5,320	$6,341	$13,192	$16,803

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
The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates subsequently improved and stabilized somewhat, although current rates remain below their long-term averages and may decline further. Fluctuations in charter rates result from changes in the supply of and demand for ship capacity and changes in the supply of and demand for the major products internationally transported by containerships. The factors affecting the supply of and demand for containerships and supply of and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, all of which are scheduled to expire in the first half of 2019, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.
The factors that influence demand for containership capacity include:
•	supply of and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	disruptions and developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	weather; and
•	cost of bunkers.
The factors that influence the supply of containership capacity include:
•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of older containerships;

•	speed of vessel operations;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;
•	the number of containerships that are out of service;
•	port congestion and canal closures; and
•	demand for fleet renewal.
Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. When our containerships’ charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.
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
 All of our vessels are currently employed on time charter, to an aggregate of 4 different charterers.  Should charter rates for containerships improve, we may seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition, results of operations and cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably or at all.
 According to industry sources, as of January 1, 2019, 428 newbuilding containerships were on order, representing approximately 13% of the total worldwide containership fleet capacity as of that date. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.
The reduction in charter rates may cause certain vessel owners or operators, including us, to elect to “lay up” one or more of its vessels for an extended period of time.  The lay up of a vessel significantly reduces the vessel’s operating costs during the lay-up period, but the owners will continue to incur certain expenses relating to maintenance, insurance and debt service costs, among others.  In addition, vessel owners will incur expenditures to re-commission a vessel and place it back into service, the amount of which cannot generally be determined at the time of lay up.  These expenditures may be extensive, and may delay the eventual re-activation of the vessel until such time as the owner determines that there is a sustainable rebound in charter rates, which may result in lost earnings during the early stages of a recovery. As we have done in the past, there is a risk that we may elect to lay up one or more vessels in the future.
A decline in the state of global financial markets and economic conditions may adversely affect our earnings and financial condition and our ability to obtain financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including continuing economic weakness in the European Union, or the EU. Weakness in the global economy has caused, and could in the future cause, a decrease in worldwide demand for certain goods and, thus, shipping. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit”, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.
The EU and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Moreover, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, Spain, Portugal, and Italy, and their ability to meet future financial obligations, and regarding the overall stability of the euro. Partly as a result, the credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.
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

A decrease in the level of China’s export of goods or an increase in trade protectionism globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for export from China and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our charterers’ business and have a material adverse impact on our business, results of operations and financial condition.
In addition, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The current U.S. president was elected on a platform promoting trade protectionism and his election has created uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply.
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
Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Vessel values may fluctuate, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.
Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the containership market, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. In 2018 and 2017, we recognized $20.7 million and $8.4 million of impairment charges, respectively, for two and two of our vessels, respectively.
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
Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. See “Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs or delays, which may adversely affect our business and financial condition.” Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.
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
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO’s International Convention for the Safety of Life at Sea of 1974, or SOLAS.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. If this were to happen to one or more of our vessels, it could negatively impact our results of operations and financial condition.
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
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  Our vessels currently do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.
Our success will depend in large part on our ability and the ability of Unitized Ocean Transport Limited, which we refer to as UOT, our wholly-owned subsidiary, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or UOT, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.
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
These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.
World events could affect our results of operations and financial condition.
Continuing conflicts and recent developments in the Middle East, Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

Our vessels may call on ports or may operate in countries that are subject to restrictions imposed by the U.S. or other governments, which could result in fines and penalties imposed on us and may adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to countrywide U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.
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
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which was intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and did not involve U.S. persons.  On January 16, 2016, or Implementation Day, the United States joined the EU and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that became permissible under the JCPOA were not actually repealed or permanently terminated.  Rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions were not be permanently “lifted.”

On October 13, 2017, the U.S. President announced that he would not certify Iran’s compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or reinstate any sanctions.
On May 8, 2018, the U.S. President announced his decision to cease U.S. participation in the JCPOA and to reimpose the U.S. nuclear-related sanctions that were previously lifted, following two wind-down periods.  The second wind-down period ended on November 4, 2018.
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
A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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
GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR was enforced on May 25, 2018 and non-compliance exposes entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

Company Specific Risk Factors
The market values of our vessels are highly volatile and have declined in recent years and may further decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.
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
The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2018, we had no outstanding loan facilities. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facility could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.
In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.
Restrictive covenants in the Statements of Designations of our Series B-1 and Series B-2 Convertible Preferred Stock may impose financial and other restrictions on us.
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
Therefore, we may need to seek permission from the holders of our Series B-1 and Series B-2 convertible preferred stock in order to engage in certain corporate actions. Our preferred shareholders’ interests may be different from ours and we cannot guarantee that we will be able to obtain preferred shareholders’ permission when needed. This may limit our ability to pay any dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

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
We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. See “The containership sector is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on us.” As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement any future growth successfully.
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
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor UOT will conduct any historical financial due diligence process at times when we acquire vessels. Accordingly, neither we nor UOT will obtain the historical operating data for any secondhand vessels we may acquire in the future from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.
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
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.

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
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman of the Board, our President, our Chief Strategy Officer and Secretary, our Chief Financial Officer and Treasurer and our Chief Operating Officer also serve as executive officers and/or directors of Diana Shipping. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership sector, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
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
Our success depends to a significant extent upon the abilities and efforts of our management team, our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer and Treasurer, Mr. Andreas Michalopoulos; our Chief Strategy Officer and Secretary, Mr. Ioannis Zafirakis; and our Chief Operating Officer, Mrs. Semiramis Paliou. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.
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

Under our vessel management agreements with UOT, UOT is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. UOT currently maintains hull and machinery coverage in an amount at least equal to the vessels’ market value. UOT maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that UOT will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.
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
LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us, particularly if we incur substantial indebtedness in the future.

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
We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2018 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.
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
We may be treated as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.
Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we may be deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.
If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

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
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
The effects of the Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.
As a result of the economic slump in Greece, which commenced in 2008, and the capital controls imposed by the Greek government in June 2015, our fleet manager, UOT, which has offices in Greece, may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Although the Greek economy showed signs of improvement in 2017, conditions may worsen in the future, which may adversely affect the operations of our manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our manager located in Greece.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Risks Relating to our Common Shares
The provisions of our Series B-2 Convertible Preferred Shares may require us to issue a large number of common shares upon conversion, which may significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The conversion price that is used to determine the number of common shares issued to holders of our Series B-2 convertible preferred shares upon conversion is subject to anti-dilution adjustments and adjustments based upon the trading price of our common shares. Our Series B-2 convertible preferred shares are convertible at the option of the holder into share of our common stock at a fixed conversion price of $7.00 per common share, subject to certain adjustments, and provided that on the date of conversion the trading volume of our common shares on the Nasdaq Global Select Market is not less than 15,000,000 shares. Alternatively, at the option of the holder, the Series B-2 convertible preferred shares may be converted at a price equal to the higher of (i) 92.25% of the lowest volume-weighted average price of our common shares on any trading day during the five consecutive trading day period ending and including the trading day immediately prior to the date of the applicable conversion date, and (ii) $0.50. Under certain circumstances, the aforementioned adjustments may result in us issuing a large number of common shares upon conversion of the Series B-2 convertible preferred shares, which in turn could significantly depress the trading price of our common shares and significantly dilute the shares being held by existing shareholders.
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
Since June 2016, we have effected six reverse stock splits of our common shares, each of which was approved by our board of directors and by our shareholders at an annual or special meeting of such shareholders. There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with any of the reverse stock splits. See “Item 4. Information on the Company—A. History and Development of the Company.”
The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	the failure of securities analysts to publish research about us, or analysts to make appropriate changes in their financial estimates;
•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
•	variations in quarterly operating results;
•	general economic conditions;
•	terrorist or piracy acts;
•	future sales of our common shares or other securities; and
•	investors’ perception of us and the international containership sector.
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
On May 22, 2017, we received a notification of deficiency from The Nasdaq Stock Market, or Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. Additionally, on July 31, 2017, we received a second notification of deficiency from Nasdaq stating that the market value of our publicly held shares fell below the $5,000,000 minimum requirement for listing on the Nasdaq Global Select Market for 30 consecutive business days. We regained compliance with both deficiencies within the prescribed grace period for each of 180 calendar days by effecting reverse stock splits of our common shares. On January 10, 2019, we received another notification of deficiency from Nasdaq, stating that because the closing bid price of our common stock was below the minimum $1.00 per share for 30 consecutive business days, we are not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 days, or until July 9, 2019, and we intend to cure the deficiency within the prescribed grace period. See “Item 4. Information on the Company—A. History and Development of the Company.”
A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Global Select Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume. Additionally, fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Our board of directors has suspended the payment of cash dividends on our common stock. We cannot assure you that our board of directors will reinstate dividend payments in the future, or when such reinstatement might occur.
Effective as of the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflected our board of director’s determination that it was in the best long-term interests of the Company and its shareholders to aggressively preserve liquidity to manage market conditions and be in a position to benefit from an eventual sector recovery.  Our dividend policy will be assessed by our board of directors from time to time.
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
The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, as well as our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international containership sector is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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
Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of our common stock.
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
We are a holding company, and our subsidiaries, which are directly or indirectly wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends. Also, our subsidiaries are limited by Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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
Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 14,463,231 shares were issued and outstanding as of December 31, 2018. We have an effective shelf registration statement on Form F-3, which gives us the ability to offer and sell, within a three year period, up to $250.0 million of our securities consisting of common shares, including related preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights and units.
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
The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:
•	our existing shareholders’ proportionate ownership interest in us may decrease;
•	the relative voting strength of each previously outstanding share may be diminished;
•	the market price of our common stock may decline; and
•	the amount of cash available for dividends payable on our common stock, if any, may decrease.

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
These provisions include:
•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;
•	providing for a classified board of directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
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

Item 4. Information on the Company
A. History and Development of the Company
Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of the Company’s vessels is owned by a separate wholly-owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Container Carriers (USA) LLC, established in July 2014, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.pshipping.com/.
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

In September 2016, we amended our then existing $148.0 million loan agreement with the Royal Bank of Scotland, or RBS, dated September 10, 2015. Amendments to the RBS loan agreement included, among others things, the prepayment of $7.6 million by September 15, 2016; a reduction in the first four consecutive quarterly repayment installments under each tranche, to be repaid ratably over the remaining quarterly installments, and the deferral of all quarterly repayments until September 15, 2017; the creation of a new $8.9 million tranche, or the Deferred Tranche, out of the reallocation of amounts due under the existing tranches, whose repayment would commence on March 15, 2019; a prohibition on the payment of dividends until the later of prepayment or repayment in full of the Deferred Tranche and September 15, 2018; and a prohibition on the incurrence of additional indebtedness (with the exception of intra-group debt) or the acquisition of additional vessels until September 15, 2018.
In September 2016, as a condition to the RBS loan amendments discussed above, we also amended our then existing $50.0 million loan agreement with Diana Shipping Inc., or Diana Shipping, dated May 20, 2013, as amended in July 2014 and September 2015, to, among other things, defer its repayment until the later of the repayment or prepayment in full of the Deferred Tranche under the RBS loan and September 15, 2018.
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
In March 2017, we completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, we completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited, or Kalani, an entity not affiliated with us, pursuant to a Securities Purchase Agreement. In connection with the private placement, we entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. In 2017, we received gross proceeds of $3.0 million from the sale of the 3,000 Series B-1 convertible preferred shares. Additionally, 29,500 preferred warrants were exercised during the period for the sale of an equal number of Series B-1 and Series B-2 preferred shares, and we received $29.5 million of gross proceeds for these shares until December 31, 2017. In 2017, from the 32,500 Series B preferred shares issued, 32,211 preferred shares were converted to 4,049,733 common shares and 289 Series B preferred shares remained outstanding as of December 31, 2017. In  2018, we received $17.5 million of gross proceeds from the exercise of 17,490 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, in 2018, 17,529 Series B-2 convertible preferred shares were converted to 10,250,265 common shares, thus leaving 250 Series B-2 convertible preferred shares outstanding on December 31, 2018.  Subsequent to December 31, 2018 and up to March 15, 2019, we received $3.5 million of gross proceeds from the exercise of 3,470 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, subsequent to December 31, 2018, 3,720 Series B-2 convertible preferred shares were converted to 5,348,947 common shares, thus leaving 0 Series B-2 convertible preferred shares outstanding on March 15, 2019.
In May 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our then outstanding loan with DSI, thus leaving an outstanding principal balance of $42.4 million on such loan. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with our common shares, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders. As of December 31, 2018, the 100 Series C Preferred Stock remained outstanding.

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
In June 2017, the repayment of the RBS loan discussed above was partially funded with $10.0 million from our own cash, with $40.0 million from a refinance of our then existing loan with Diana Shipping and with $35.0 million from a new loan agreement with Addiewell Ltd, or Addiewell, an unrelated party. After the refinance of our then existing unsecured loan facility with Diana Shipping, the principal amount of the new secured loan amounted to $82.6 million, which included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million which was payable at maturity, and the additional drawdown of $40.0 million. The new loans with Addiewell and Diana Shipping, which were secured by first and second priority mortgages over our containerships, each would mature in eighteen months from their signing, or on December 31, 2018, and bore interest at the rate of 6% per annum for the first twelve months scaled to 9% for the next three months and further scaled to 12% for the remaining three months of the loans. Additionally, there was a discount premium amount of $10.0 million and $5.0 million for the loans with Addiewell and Diana Shipping, respectively. During 2017 and 2018, we gradually repaid the outstanding balances of both loans, by making use of equity and vessels’ sales proceeds. The entire loan balances of Addiewell and Diana Shipping were fully repaid, together with the applicable discount premiums, in May and July 2018, respectively, and the loan agreements were accordingly terminated.
In October 2017, we entered into two memoranda of agreement, as amended, to sell the vessels m/v March and m/v Great to unrelated parties, for a sale price of $11.0 million each, net of commissions, and were delivered to their new owners in March 2018. Both vessels were classified as held for sale in the current assets of our 2017 consolidated balance sheets.
From February to May 2018, we entered into five memoranda of agreement to sell the m/v New Jersey (ex YM New Jersey), the m/v Sagitta, the  m/v Centaurus, the m/v Puelo and the m/v Hamburg to unrelated parties, for an aggregate sale price of $71.7 million, net of commissions. The vessels were delivered to their new owners between March and July of 2018.
In January 2019, we announced that our Board of Directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of any repurchases will be determined by our management team, and will depend on market conditions, capital allocation alternatives, applicable securities laws and other factors. The Board of Directors’ authorization of the repurchase program is effective immediately and expires on December 21, 2019. We will cancel the common shares repurchased as part of this program.
In January 2019, we announced that we received written notification from The Nasdaq Stock Market LLC, or Nasdaq, dated January 10, 2019, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we are not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 days, or until July 9, 2019 and we intend to cure the deficiency within the prescribed grace period.
In February 2019, we issued 5,747,786 restricted common shares as a one-time special award to the executive management and the non-executive Directors, pursuant to our Board of Directors decision of February 15, 2018, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The fair value of the award is $5.0 million and the number of shares issued was based on the share closing price of February 15, 2019. One third of the shares vested as of the issuance date and the remainder two thirds will vest ratably over two years from the issuance date.
In February 2019, the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at our Annual Meeting of Shareholders approved an amendment to our Amended and Restated Articles of Incorporation to change our name to “Performance Shipping Inc.,” which was effected on February 25, 2019.  Our common shares continue to trade on the Nasdaq Global Select Market under the ticker “DCIX”.
B. Business overview
We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.

As of the date of this annual report, our fleet consists of two Panamax and two Post-Panamax containerships, with a combined carrying capacity of 21,816 TEU and a weighted average age of 13.2 years. As of December 31, 2018, our fleet consisted of two Panamax and two Post-Panamax containerships with a combined carrying capacity of 21,816 TEU and a weighted average age of 13.0 years.  As of December 31, 2017, our fleet consisted of five Panamax and six Post-Panamax containerships, including the two vessels we were contracted to sell as of that date, with a combined carrying capacity of 57,778 TEU and a weighted average age of 11.3 years. As of December 31, 2016, our fleet consisted of six Panamax and six Post-Panamax containerships with a combined carrying capacity of 61,517 TEU and a weighted average age of 10.6 years.
During 2018, 2017 and 2016, we had fleet utilization of 95.3%, 75.9%, and 69.8%, respectively, our vessels achieved a daily time charter equivalent rate of $10,639, $5,320, and $6,341, respectively, and we generated revenues, net of prepaid charter revenue amortization, of $25.6 million, $23.8 million and $33.2 million, respectively.
Set forth below is summary information concerning our fleet as of March 15, 2019.

Vessel	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
BUILT TEU
2 Panamax Container Vessels
PAMINA	$11,950	5.00%	Hyundai Merchant Marine Co., Ltd.	23-Aug-18	23-Apr-19 - 23-Aug-19
2005 5,042
DOMINGO	$12,800	3.50%	CMA CGM	3-Aug-18	3-Apr-19 - 3-Jul-19
2001 3,739

2 Post - Panamax Container Vessels

PUCON	$18,000	3.75%	Orient Overseas Container Line Ltd.	21-Jun-18	27-Mar-19
	$15,000	3.75%		27-Mar-19	27-May-19 - 27-Jun-19
2006 6,541
ROTTERDAM	$18,200	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	12-Jul-18	15-Apr-19 - 15-Jul-19
2008 6,494
* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

Potential Conflicts of Interest
Our management team is comprised of executive officers who are also executive officers of Diana Shipping and certain of such executive officers serve on our board of directors as well as the board of directors of Diana Shipping.  Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders, and also have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Furthermore, although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the dry bulk carrier sector, which limits our ability to expand our operations.
Management of Our Fleet
The business of Performance Shipping Inc. is the ownership of containerships.  Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, have been carried out since March 1, 2013, by UOT, our fleet manager. In exchange for providing us with commercial and technical services, we pay UOT a commission that is equal to 2% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. In addition, pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements. In the past, in addition to the management services provided by UOT, we have also appointed Wilhelmsen Ship Management LTD, an unaffiliated third party, to provide specific management services in relation to the laying-up for a fixed monthly fee for each laid-up vessel.

Business Strategy
Strategically deploy our vessels in order to optimize the opportunities in the time charter market
We intend to actively monitor market conditions, charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. Depending on market conditions, we might enter into short-term or long-term time charters at rates that compare favorably to historical averages, shielding us from charter rate decreases and cyclical fluctuations. We believe that maintaining staggered charter maturities will provide us with the flexibility to capitalize on favorable market conditions, while providing us with a base of strong and visible cash flows.
Acquire high quality containerships throughout the shipping cycle
At times when we have sufficient funds and are not restricted under the terms of our loan agreements or for any other reason, we will seek to provide attractive returns to our investors by making accretive acquisitions of high quality containerships in the secondhand market, including from shipyards and lending institutions. Over time, we expect that asset prices and charter rates will increase and we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. We will continue to initially focus on vessels ranging from 3,500 TEU to 8,500 TEU because we believe that the current orderbook composition, coupled with global GDP growth, creates a favorable multi-year dynamic of supply and demand for these mid-sized containerships. As industry dynamics change, we might opportunistically acquire containerships outside of this range as well as enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.
Our Customers
Our customers include national, regional, and international companies, such as CMA CGM, Hyundai Merchant Marine Co Ltd., Orient Overseas Container Line Ltd. and Wan Hai Lines (Singapore) Pte Ltd. During 2018, three of our charterers accounted for 80% of our revenues: CMA CGM (19%), Orient Overseas Container Line Ltd (32%) and Wan Hai Lines (Singapore) Pte. Ltd (29%). During 2017, three of our charterers accounted for 77% of our revenues: Hapag-Lloyd AG (18%), Orient Overseas Container Line Ltd (24%) and CMA CGM (35%). During 2016, three of our charterers accounted for 67% of our revenues: Yang Ming (UK)Ltd (34%), Maersk Line A/S (22%) and CMA CGM (11%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment.
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
A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as transshipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

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
Types of Container Ships
Containerships are typically “cellular,” which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels, or “ro-ro” ships, designed to carry chassis and trailers, and multipurpose ships which can carry a variety of cargo including containers.
The main categories of containerships are broadly as follows:
•	Very Large:
“Very large” ships (with capacity in excess of 10,000 TEU) are currently exclusively deployed on the Asia-North Europe and Mediterranean and Transpacific trades. Middle East trades may at some stage see the regular deployment of ships with capacity exceeding 10,000 TEU.
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
Containership Newbuilding Prices
The factors which influence new-built prices include ship type, shipyard capacity, demand for ships, “berth cover”, i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.
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
The Clarksons average Containerships Earnings Index was at the end of 2018 at 52.

Global Container Trade
According to industry sources, the global container trade grew by approximately 4.5% in 2018.
Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934
The disclosure below does not relate to any activities conducted by Performance Shipping Inc., its management or Unitized Ocean Transport Limited, its vessel technical manager.  The disclosure herein relates solely to certain activities conducted by Diana Shipping Inc.
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
Diana Shipping Inc. is the former parent company of the Company and current owner of 100% of our Series C preferred voting stock, and certain members of the Company’s board of directors and senior management team are also members of the board of directors and management team of Diana Shipping Inc., however all vessel operations of the Company and Diana Shipping Inc. are performed by separate companies that do not share common management teams or boards of directors.  The Annual Report on Form 20-F for the year ended December 31, 2018 filed by Diana Shipping Inc. with the Securities and Exchange Commission on March 12, 2019 contains the disclosure set forth below (with all references contained therein to “the Company” being references to Diana Shipping Inc. and its consolidated subsidiaries).  As a result, it appears that the Company may be required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. By providing this disclosure, the Company does not admit that it is an affiliate of Diana Shipping Inc.
The disclosure relates solely to activities conducted by Diana Shipping Inc. and its consolidated subsidiaries.
The disclosure contained in Diana Shipping Inc.’s Annual Report is as follows:
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
Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, one of our vessels made one port call to Iran in 2018.
The vessel Myrto made a call to the port of Bandar Imam Khomeini on April 12, 2018, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2018 for ten days. During this time the Myrto was on time charter to Cargill at a gross rate of $8,000 per day.
The aggregate gross revenue attributable to these ten days that our vessel remained in the port of Bandar Imam Khomeini was $80,000. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included this port call. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the vessel referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”), Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs”. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”), sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (the “IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (the “STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”), renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
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
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.    Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization (the “ILO”), is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention include for example:
•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel’s hull;
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
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.
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

Hull and Machinery and War Risk Insurance
We maintain for our vessels marine hull and machinery and war risks insurance, which covers, among other risks, the risk of actual or constructive total loss. Our vessels are each covered up to at least market value with deductibles which vary according to the size and value of the vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities.  The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion.  As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company’s vessels are entered. To the extent we experience supplemental calls; our policy is to expense such amounts.
C. Organizational Structure
We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. We are the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 “General Information” of our consolidated financial statements filed as part of this annual report and in exhibit 8.1 to this annual report.
D. Property, Plants and Equipment
Our fleet manager, UOT, currently rents our office space from unrelated third parties and owns office furniture and equipment. UOT also owns, jointly with two other related parties, a plot of land in Athens, Greece. The plot of land is under the common ownership of the joint purchasers.
Other than this interest in real property, our only material properties are the vessels in our fleet.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Item 3. Key Information – D.  Risk Factors” and elsewhere in this report.

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

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Ownership days	2,307	4,178	4,780
Available days	2,284	4,155	4,735
Operating days	2,177	3,152	3,304
Fleet utilization	95.3%	75.9%	69.8%
Time charter equivalent (TCE) rate (1)	$10,639	$5,320	$6,341
Daily operating expenses	$6,698	$5,441	$6,321

(1)	Please see “Item 3. Key Information – A. Selected Financial Data” for a reconciliation of TCE to GAAP measures.

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
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.
Vessel Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the containership industry.
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
Interest and Finance Costs
In the past, we have incurred interest and finance costs in connection with our vessel-specific debt. Currently, and as of December 31, 2018, we had no debt outstanding.

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
When we purchase a vessel and assume or renegotiate a related time charter, we must take, among other things, the following steps before the vessel will be ready to commence operations:
•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is mainly comprised of the following elements:
•	acquisition and disposition of vessels;
•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.
The employment and operation of our vessels mainly require the following components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	on board safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.
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

See “ Item 3. Key Information – D. Risk Factors” for additional factors that may affect our business.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels
In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2018, we recorded impairment charges for the vessels Hamburg and Pamina, as our impairment test exercise indicated that their carrying values were not recoverable.  In 2017, we recorded impairment charges for the vessels Centaurus and New Jersey as our impairment test exercise indicated that their carrying values were not recoverable.
Based on: (i) the carrying value of each of our vessels as of December 31, 2018 and 2017, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2018 and 2017, the aggregate carrying value of two vessels in our fleet as of December 31, 2018 and six vessels as of December 31, 2017 exceeded their aggregate charter-free market value by approximately $34.8 million and $72.8 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2018 and 2017, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For the purposes of this calculation, we have assumed that these two and six vessels, respectively, would be sold at prices that reflect our estimate of their charter-free market values as of December 31, 2018 and 2017.
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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under “Item 3. Key Information – D. Risk Factors” entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels".
				Carrying Value (in millions of US dollars)
Vessel		TEU	Year Built	At December 31, 2018		At December 31, 2017
1	Sagitta	3,426	2010	-		11.1	*
2	Centaurus	3,426	2010	-		10.1
3	Domingo	3,739	2001	5.0		5.0
4	Puelo	6,541	2006	-		40.0	*
5	Pucon	6,541	2006	38.4	*	40.1	*
6	March	5,576	2004	-		9.2
7	Great	5,576	2004	-		9.2
8	Pamina	5,042	2005	9.2		14.6	*
9	New Jersey	4,923	2006	-		10.0
10	Rotterdam	6,494	2008	33.3	*	34.5	*
11	Hamburg	6,494	2009	-		36.0	*
	Vessels Net Book Value			85.9		219.8

_______________________________
*Indicates vessels for which we believe, as of December 31, 2018 and December 31, 2017, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $34.8 million and $72.8 million, respectively.
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
Accounting for Time Charter Revenues and Related Expenses
Revenues are generated from time charter agreements.  According to the terms of a time-charter agreement, we charter our vessels to a charterer from the delivery of the vessel to the charterer (commencement date), for a fixed period of time, at rates that are generally determined in the main body of the charter agreements. Our time charter agreements were determined to contain a lease and are accounted for under ASC 842. Time charter revenues are recorded over the non-cancellable term of the charter as service is provided, while revenues from time charter agreements providing for varying charter rates over their term are accounted for on a straight line basis. Any off-hires are recognized as incurred. The non-lease components of the time charter agreements, primarily relating to operation and maintenance of the vessel, are accounted for along with the associated lease component as a single lease component, as revenue from such non-lease components is recognized ratably over the duration of the time charter, and is not predominant. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Under time charter agreements , the charterer typically pays a fixed daily or monthly rate for a fixed period of time for the use of the vessel.  Payments are typically made in advance. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.

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
Impairment of Long-lived Assets
We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on our management’s estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Recent economic and market conditions have had broad effects on participants in a wide variety of industries. The current conditions in the containerships market, including low charter rates and vessel market values, are conditions that we consider indicators of a potential impairment. Management also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.
We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical (excluding years with extraordinary figures) and estimated vessels’ performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%. Effective fleet utilization is assumed at 98%, if a vessel is not laid-up, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The review of the vessel’s carrying amounts in connection with the estimated recoverable amounts for 2018 and 2017 indicated impairment charges for certain of our vessels, amounting to $20.7 million and $8.4 million, respectively.

Set forth below is an analysis of the average estimated daily time charter equivalent rate used in our impairment analysis as of December 31, 2018:
Average estimated daily time charter equivalent rate used
Up to 4,000 TEU	$9,144
Between 4,000 TEU and 6,000 TEU	$10,948
Above 6,000 TEU	$21,106

For the purposes of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on the Company’s impairment analysis.
	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Up to 4,000 TEU	8,509	0.0	8,154	0.0	10,942	0.0
Between 4,000 - 6,000 TEU	8,871	0.0	7,922	0.0	11,096	0.0
Above 6,000 TEU	18,798	0.0	15,525	12.7	18,138	0.0

Share Based Payments
We issue restricted share awards which are measured at their grant date fair value and are not subsequently re-measured.  That cost is recognized under the straight-line method over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). When the service inception date precedes the grant date, we accrue the compensation cost for periods before the grant date based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date.  Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations
	For the Years Ended December 31,
	2018	2017	variation	% change
	in millions of U.S. dollars
Time charter revenues	25.6	23.8	1.8	8%
Voyage expenses	(1.3)	(1.7)	0.4	-24%
Vessel operating expenses	(15.5)	(22.7)	7.2	-32%
Depreciation and amortization of deferred charges	(4.9)	(8.1)	3.2	-40%
General and administrative expenses	(8.0)	(8.4)	0.4	-5%
Impairment losses	(20.7)	(8.4)	(12.3)	146%
(Loss) / gain on vessels' sale	(16.7)	0.9	(17.6)	-1956%
Foreign currency (gains) / losses	-	0.1	(0.1)	-100%
Interest and finance costs	(11.5)	(13.8)	2.3	-17%
Interest income	0.1	0.1	-	0%
Gain from bank debt write off	-	42.2	(42.2)	-

Year ended December 31, 2018 compared to the year ended December 31, 2017
Net Loss.  Net loss for 2018 amounted to $52.9 million, compared to a net income of $3.8 million for 2017. The loss for 2018 includes $20.7 million in impairment charges for two vessels and $16.7 million of aggregate loss in connection with the sale of seven vessels. The net income for 2017 is mainly impacted by the gain from a debt write-off, net of related expenses, amounting to $42.2 million, arising from the settlement agreement with respect to the secured loan facility with RBS, which was signed on June 30, 2017, and was partially offset by $8.4 million of impairment charges recorded during the year for two of our vessels.
Time Charter Revenues.  Time charter revenues in 2018 amounted to $25.6 million, compared to $23.8 million in 2017. The time charter revenues increased, mainly due to increased time charter rates achieved as a result of improved market conditions. This increase was partially counterbalanced by the loss of revenues, after the sale of the vessels Doukato, March, Great, New Jersey, Sagitta, Centaurus, Puelo and Hamburg from May 2017 to July 2018.
Voyage Expenses. Voyage expenses for 2018 amounted to $1.3 million, compared to $1.7 million in 2017. Voyage expenses mainly consist of bunkers costs and commissions paid to third party brokers. The decrease in voyage expenses in 2018 compared to 2017 was mainly due to significantly lower bunkers costs incurred, as a result of our increased fleet utilization in 2018, and was partially offset by increased commissions to third party brokers. As commissions are a percentage of time charter revenues, they follow the same trend as time charter revenues.
Vessel Operating Expenses. Vessel operating expenses amounted to $15.5 million in 2018, compared to $22.7 million in the prior year and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and lay-up expenses. The decrease in vessel operating expenses in 2018 was attributable to the decrease in the size of our fleet, despite the fact that almost all major categories of average operating expenses have increased. The main average increases are reflected in the repairs, maintenance and crew costs, as a number of our vessels suffered vessel damages during the year and our crew officers received higher salaries in 2018 compared to 2017.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges for 2018 amounted to $4.9 million, compared to $8.1 million in 2017 and mainly represents the depreciation expense of our containerships and the amortization charge of dry-docking costs for vessels. In 2018, depreciation expenses decreased, mainly as a result of the shrinkage of our fleet and also due to the impairment recorded for certain of our vessels, which also led to lower depreciation expense.
General and Administrative Expenses.  General and administrative expenses for 2018 amounted to $8.0 million, compared to $8.4 million in 2017 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The decrease in general administrative expenses was mainly attributable to decreased audit, legal and shareholders’ meeting fees, and was partially counterbalanced by increased compensation cost on restricted stock awards.
Impairment Losses. Impairment losses in 2018 and 2017 amounted to $20.7 million and $8.4 million, respectively, and represent non-cash impairment charges recorded for the vessels Hamburg and Pamina in 2018, and for the vessels New Jersey and Centaurus, in 2017, as the Company’s assessment concluded that their book values were not recoverable.
Loss / (Gain) on Vessels’ Sale. In 2018, loss on vessels’ sale amounted to $16.7 million and relates to the sales of the vessels March, Great, New Jersey, Sagitta, Centaurus, Puelo and Hamburg from March to July 2018, respectively. Gain on vessels’ sale amounted to $0.9 million in 2017, and relates to the sale of the vessel Doukato in May 2017.
Foreign Currency (Gains) / Losses. Foreign currency gain for 2018 amounted to $44 thousand, and mainly consist of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2017, there were foreign currency losses of $51 thousand.
Interest and Finance Costs. Interest and finance costs for 2018 amounted to $11.5 million, compared to $13.8 million for 2017 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The decrease in 2018 was mainly attributable to the decrease of the interest expense, as a result of the full repayments of the DSI and Addiewell loans, together with the applicable discount premiums, in May and July 2018, respectively, and was partially counterbalanced by increased discount premium amortization. However, the average interest rates increased from 4.95% in 2017, to 6.11% in 2018.
Interest Income. Interest income for 2018 and 2017 amounted to $0.1 million, and consists of interest income received on deposits of cash and cash equivalents.
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
Impairment Losses. Impairment losses in 2017 amounted to $8.4 million and represent non-cash impairment charges recorded during the year for the vessels New Jersey and Centaurus,for which the Company's assessment concluded that their book values as of December 31, 2017 were not recoverable. In 2016, impairment losses amounted to $118.9 million and represent non-cash impairment charges recorded during the year for the vessels Sagitta, Centaurus, Domingo, Doukato, Great, March and Angeles.
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
As of December 31, 2018, we reported a working capital surplus of $9.1 million. Since 2017, our management has implemented a number of actions to manage the Company’s working capital requirements. During 2018, we received $17.5 million of gross equity proceeds, and since December 31, 2018, we have received an additional $3.5 million of gross proceeds from the sale of preferred shares and exercise of preferred warrants. As of March 15, 2019, 96,540 warrants remain outstanding. In addition, in 2018 we received $92.9 million of net proceeds from the sale of seven of our vessels. Following these actions, we managed to fully repay our entire outstanding debt, by making use of vessels’ sales proceeds and equity proceeds. Since then, our fleet comprises of four unencumbered vessels with zero debt outstanding. We expect that we will fund our operations either with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.  Accordingly, there is no substantial doubt about our ability to continue as a going concern.
Cash Flow
As of December 31, 2018, cash and cash equivalents amounted to $10.5 million compared to $6.4 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Used in Operating Activities
Net cash used in operating activities in 2018, 2017 and 2016 amounted to $0.3 million, $12.7 million and $12.0 million, respectively.  Cash from operations in 2018 was marginally negative and its improvement compared to the prior years reflected the market improvement from the low vessels’ performance in 2016 and 2017, when the prolonged weak charter market conditions in the containership sector led to low fleet utilization during both years through vessel lay-ups, increased off-hire days and reduced time charter rates.
Net Cash Provided by Investing Activities
Net cash provided by investing activities in 2018 was $93.2 million and consists of $92.9 million received from the sale of seven vessel during the year, $0.1 million paid for equipment additions, and finally $0.4 million received, representing insurance settlements.
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

Net Cash Used in Financing Activities
Net cash used in financing activities in 2018 was $88.8 million and consists of $87.6 million of debt repayments to related parties, $18.5 million of debt repayments to unrelated parties, $17.4 million of net proceeds from our equity offering, and finally $0.1 million of finance costs that we paid for our loan agreements.
Net cash used in financing activities in 2017 was $4.9 million and consists of $75.0 million of loan proceeds from our new loan facilities with Addiewell and DSI, $111.5 million of debt repayments to unrelated parties, $32.0 million of net proceeds from our equity offering and $0.4 million of finance costs that we paid for our new loan agreements.
Net cash used in financing activities in 2016 was $19.7 million and consists of $19.2 million of debt repayments, $0.2 million of finance costs that we paid for our new loan agreement with RBS and $0.4 million of cash dividends paid to investors.
Loan Facilities
Diana Shipping Inc. (DSI) – Related party financing: On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with DSI, to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendment discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum (“back-end fee”) on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was originally repayable on August 20, 2017.
On September 9, 2015,the loan agreement with DSI was amended. The new loan agreement was extended until March 15, 2022 or such earlier date on which the outstanding principal balance of the loan was paid in full, provided for annual repayments of $5.0 million, plus a balloon installment at the final maturity date, and bore interest at LIBOR plus a margin of 3.0% per annum. We also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1.3 million, and that no additional back-end fee would be charged thereafter. Furthermore, we agreed that we would pay at the final maturity date a flat fee of $0.2 million.
On September 12, 2016, we further amended the loan agreement with DSI. The loan was undertaken by  our wholly-owned subsidiary Kapa Shipping Company Inc. and its repayment was immediately suspended and would not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement was fully repaid on June 15, 2021 or prepaid. Finally, the margin was revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.
On May 30, 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our outstanding loan, thus leaving an outstanding principal balance of $42.4 million as of that date.
On June 30, 2017, we refinanced our existing unsecured loan facility with DSI. The principal amount of the new secured loan was $82.6 million and included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million which was payable at maturity, and an additional $40.0 million, which was drawn to partially repay our then existing loan with RBS, discussed earlier in Item 4A. The new DSI loan would mature on December 31, 2018, however the lenders had the option to request for full repayment after twelve months from the initial drawing. The loan also provided for an additional $5.0 million interest-bearing “discount premium”, which was payable at maturity, but would be permanently waived and cancelled, in case the lenders exercised their option for full repayment within twelve months from drawing, subject to the terms of the Intercreditor Agreement with Addiewell. Moreover, the DSI loan was subordinated to the Addiewell loan, was secured by second priority mortgages over our vessels, bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months, and further scaled to 12% per annum for the remaining three months until maturity, included financial and other covenants which stipulated the repayment with proceeds from the sale of our assets, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase Series B Convertible Preferred Shares, and prohibited the payment of dividends.

During 2018, we repaid the entire outstanding loan balance and the entire discount premium using warrant proceeds and vessels’ sales proceeds. Thus, as of December 31, 2018, and the date of this report, we have no outstanding loan with DSI.
Addiewell Ltd (Addiewell) – Unrelated party financing: On June 30, 2017, we partially funded the refinancing of the RBS loan, discussed earlier in Item 4A, with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35.0 million. Though the loan was scheduled to mature on December 31, 2018, the lenders had the option to request full repayment after twelve months from the initial drawing. The loan also provided for an additional $10.0 million interest-bearing “discount premium”, which was also payable at maturity, but would be permanently waived and cancelled in the event the lenders exercised their option for full repayment within twelve months from drawing. Moreover, the loan, which, until its full repayment, ranked senior to the loan agreement with DSI, was secured by first priority mortgages over our vessels, bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months, and further scaled to 12% per annum for the remaining three months until maturity. Finally, the new loan facility included financial and other covenants which stipulated the repayment of the facility with proceeds from the sale of our assets, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase Series B Convertible Preferred Shares and prohibited the payment of dividends.
During 2017, we repaid $26.5 million of our outstanding loan balance with Addiewell, and in 2018, we repaid the entire outstanding loan balance and the entire discount premium using warrant proceeds and vessels’ sales proceeds. Thus, as of December 31, 2018, and the date of this report, we have no outstanding loan with Addiewell.
As of December 31, 2018 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.
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
C. Research and Development, Patents and Licenses
From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel’s cost upon such vessel’s acquisition or expensed, if the vessel is not acquired, however, historically, such expenses were not material.
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
F. Tabular Disclosure of Contractual Obligations
The following table presents our contractual obligations as of December 31, 2018.
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$420	$420	$-	$-	$-

Total	$420	$420	$-	$-	$-

(1) Our agreement with Steamship Shipbroking Enterprises Inc., dated April 2, 2018, expires on March 31, 2019. Please see “Item 6. Directors, Senior Management and Employees - B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more details.
G. Safe Harbor
See the section entitled “Forward-looking Statements” at the beginning of this annual report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.
All of our executive officers are also executive officers of Diana Shipping Inc. (NYSE: DSX).

Name	Age	Position
Symeon Palios	77	Class III Director, Chief Executive Officer and Chairman of the Board
Anastasios Margaronis	63	Class II Director and President
Ioannis Zafirakis	47	Class I Director, Chief Strategy Officer and Secretary
Andreas Michalopoulos	47	Chief Financial Officer and Treasurer
Semiramis Paliou	44	Chief Operating Officer
Giannakis (John) Evangelou	74	Class III Director
Antonios Karavias	77	Class I Director
Nikolaos Petmezas	70	Class III Director
Reidar Brekke	58	Class II Director

The term of the Class I directors expires in 2020, the term of the Class II directors expires in 2021 and the term of the Class III directors expires in 2022.
The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.
Biographical information concerning the directors and executive officers listed above is set forth below.
Symeon Palios has served as our Chief Executive Officer and Chairman of the Board since January 13, 2010 and has served as Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens”. He holds a bachelor’s degree in Marine Engineering from Durham University.
Anastasios Margaronis has served as our Director and President since January 13, 2010.  He has also served as Director and President of Diana Shipping Inc. since February 21, 2005. Mr. Margaronis is a Deputy President of  Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels’ insurance matters, including hull and machinery, protection and indemnity, loss of hire and war risks insurances. Mr. Margaronis has had experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and a member of the Greek National Committee of the American Bureau of Shipping. He holds a bachelor’s degree in Economics from the University of Warwick and a master’s of science degree in Maritime Law from the Wales Institute of Science and Technology.
Ioannis Zafirakis serves as our Director, Chief Strategy Officer and Secretary since November 2018. Under his capacity as Chief Strategy Officer, Mr. Zafirakis is responsible for establishing and reviewing key strategic priorities and translating them into a comprehensive strategic plan, monitoring the execution of the plan, facilitating and driving key strategic initiatives through inception phase. He is also responsible for communicating the Company's strategy and overall goals internally and externally. He also serves as Director, Chief Strategy Officer and Secretary of Diana Shipping Inc. In addition, he is the Chief Strategy Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Since February 2005, Mr. Zafirakis served for the same companies in various positions such as Chief Operating Officer, Executive Vice-President and Vice-President. From June 1997 to February 2005 Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held  a number of positions in its finance and accounting department. From January 2010 to November 2018 Mr. Zafirakis served as Director, Chief Operating Officer and Secretary of Performance Shipping Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.
Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010.  He has served in these positions with Diana Shipping Inc. since March 8, 2006, and he also serves as a Director of Diana Shipping Inc. since August 1, 2018.  He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios, the Company’s Chief Executive Officer and Chairman.

Semiramis Paliou has served as Chief Operating Officer of Performance Shipping Inc. since November 2018. Mrs. Paliou has 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor.  She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. Since March 2015, Mrs. Semiramis Paliou serves as a Director of Diana Shipping Inc. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. As of August 2018, she is the Chief Operating Officer of Diana Shipping Inc. and Diana Shipping Services S.A. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  In 2016 she completed a course in Finance for Senior Executives at Harvard Business School. She is the daughter of Symeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Mrs. Paliou is on the Board of Directors of the Hellenic Marine Environment Protection Association.
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

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently Senior Partner of Brightstar Capital Partners, a private equity firm focused on investing in closely held, middle-market companies.  From 2012 – Sept 2018, he was President of Intermodal Holdings LP, a company investing in intermodal assets. In 2008he started his own firm, Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University’s School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and two privately-held companies involved in container leasing and container rentals, sales and modifications.
B. Compensation
Since June 1, 2010, the members of our senior management have been compensated through their affiliation with Steamship Shipbroking Enterprises Inc. (or Steamship), a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, as described under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”. Pursuant to the respective Broker Services Agreements, fees  and bonuses payable to Steamship for brokerage services  provided to us in 2018, 2017 and 2016, amounted to $2.1 million, $2.1 million and $2.0 million, respectively.
In 2018, our Board of Directors approved an award of restricted common stock, which was proposed by our Compensation Committee, with an aggregate value of $5.0 million to our executive officers and non-executive directors, as a one-time special award, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The number of restricted common shares was determined in February 2019, at which time an aggregate of 5,747,786 restricted common shares were issued, of which 4,915,863 shares were issued to our executive officers. One third of these shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date. In 2017, our Board of Directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 161,700 restricted common shares were issued, of which 138,296 shares were issued to our executive officers. One third of these shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date.  In 2016, our executive officers also received a number of restricted stock awards, which however were adjusted to almost zero as a result of the reverse stock splits effected in 2017 and 2016.
Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000 annually. As noted above, in 2018, our Board of Directors approved an award of restricted common stock with an aggregate value of $5.0 million to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2019, at which time an aggregate of 5,747,786 restricted common shares were issued, of which 831,923 shares were issued to our non-executive directors. Also, in 2017, our Board of Directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 161,700 restricted common shares were issued, of which 23,404 shares were issued to our non-executive directors. One third of these shares vested on the issuance date and the remainder will vest ratably over two years from the issuance date. In 2016 our non-executive directors also received a number of restricted stock awards, which however were adjusted to zero as a result of the reverse stock splits effected in 2017 and 2016. We do not have a retirement plan for our officers or directors. For 2018, 2017, and 2016, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.

In 2018, 2017, and 2016, compensation costs relating to the aggregate amount of restricted stock awards amounted to $1.6 million, $1.2 million and $1.1 million, respectively.
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
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
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
Committees of our Board of Directors
We have established an Audit Committee, comprised of two members of our board of directors, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be “independent” under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. John Evangelou has served as the Chairman of the Audit Committee since February 8, 2011. We believe that Mr. Evangelou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mr. Antonios Karavias serves as a member of our Audit Committee.
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
We have also established an Executive Committee comprised of three directors, Mr. Symeon Palios, our Chief Executive Officer and Chairman of the Board, Mr. Anastasios Margaronis, our President, and Mr. Ioannis Zafirakis, our Chief Strategy Officer and Secretary. The Executive Committee is responsible for the overall management of our business.
We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.
D. Employees
We crew our vessels primarily with Greek and Filipino, and secondarily with Ukrainian and Romanian officers and seamen. We are responsible for identifying our Greek officers, which are hired by our fleet manager on behalf of the vessel-owning subsidiaries. Our Filipino officers and seamen are referred to us by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman’s training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel’s flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2018, 2017 and 2016:
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Shoreside	37	36	39
Seafaring	100	220	178
Total	137	256	217

E. Share Ownership
With respect to the total amount of common stock owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information regarding ownership of our common stock and Series C preferred voting stock of which we are aware as of March 15, 2019, for (i) beneficial owners of five percent or more of our common shares and Series C preferred voting shares and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to (i) one vote for each common share held and (ii) up to 250,000 votes for each Series C preferred share held, subject to a cap such that the aggregate voting power of any holder of Series C preferred stock together with its affiliates does not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our shareholders.
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
As of March 15, 2019, we had 25,559,964 common shares issued and outstanding and 100 Series C preferred shares issued and outstanding and the percentages of beneficial ownership reported  below are based on these figures:
	Common Shares Beneficially Owned		Series C Preferred Shares Beneficially Owned
Identity of person or group	Number	Percentage	Number	Percentage

Diana Shipping Inc. (1)	0	0%	100	100%
Symeon Palios (2)	1,726,972	6.76%	0	0%
Anastasios Margaronis (3)	1,683,022	6.58%	0	0%
Ioannis Zafirakis (4)	1,829,027	7.16%	0	0%
All officers and directors as a group (5)	7,137,942	27.93%	0	0%

(1)
As of December 31, 2018, 2017, and 2016, Diana Shipping Inc. owned 0%, 0% and 25.7%, of our common stock, respectively. Diana Shipping Inc. acquired 100% of our newly-issued Series C preferred voting stock on May 30, 2017. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

(2)
Mr. Symeon Palios indirectly may be deemed to beneficially own 1,726,972 shares beneficially owned by Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), through Taracan Investments S.A., as the result of his ability to control the vote and disposition of such entities.  As of December 31, 2018, 2017, and 2016, Mr. Palios beneficially owned 0.22%, 0.0% and 4.5%, respectively, of our common shares.

(3)
Mr. Anastasios Margaronis, our President and a member of our board of directors may be deemed to beneficially own an aggregate of 1,683,022 shares through Anamar Investments Inc. as the result of his ability to control the vote and disposition of such entity.

(4)
Mr. Ioannis Zafirakis, our Chief Strategy Officer & Secretary and a member of our board of directors may be deemed to beneficially own an aggregate of 1,829,027 shares through Abra Marinvest Inc. as the result of his ability to control the vote and disposition of such entity.

(5)
Mr. Symeon Palios, Mr. Anastasios Margaronis and Mr. Ioannis Zafirakis are our only directors or officers that beneficially own 5% or more of our outstanding common stock. Mr. Andreas Michalopoulos may be deemed to beneficially own 943,123 shares, or 3.69% of our outstanding common stock, beneficially owned through Mitzela Corp.; and Mr. Antonios Karavias may be deemed to beneficially own 272,150 shares, or 1.06% of our outstanding common stock. All other officers and directors each own less than 1% of our outstanding common stock.

As of March 15, 2019, we had 12 shareholders of record, 2 of which were located in the United States and held an aggregate of 19,852,051 of our common shares, representing 77.67% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 19,696,537 of our common shares as of March 15, 2019. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Additionally, as of March 15, 2019, we had one Series C preferred shareholder of record, which was located outside of the United States and held an aggregate of 100 of our Series C preferred shares, representing 100% of our outstanding Series C preferred shares.  We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B. Related Party Transactions
Steamship Shipbroking Enterprises Inc.
Steamship Shipbroking Enterprises Inc., an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us brokerage services for an annual fee pursuant to a Brokerage Services Agreement. In 2018, 2017 and 2016, brokerage fees and bonuses amounted to $2.1 million, $2.1 million and $2.0 million, respectively. The terms of this relationship are currently governed by a Brokerage Services Agreement dated April 2, 2018, due to expire on March 31, 2019. Our Brokerage Services Agreement with Steamship does not contain any exclusivity provisions, and as such, it does not restrict Steamship from providing brokerage or other services to other third parties from time to time.
Diana Shipping Inc.
Non-Competition Agreement
We and Diana Shipping had entered into a non-competition agreement whereby we had agreed that, during the term of the Administrative Services Agreement with DSS and any vessel management agreements entered into with DSS, and for six months thereafter, we would not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping would not acquire or charter any vessel, or otherwise operate in, the containership sector.  On March 1, 2013, in connection with the appointment of UOT as our new fleet manager, we amended and restated the initial non-competition agreement with Diana Shipping, where we agreed that, as long as any of our current or continuing executive officers also serves as an executive for Diana Shipping, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

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
On June 30, 2017, our loan with Diana Shipping was refinanced and replaced with a secured loan facility of $82.6 million, plus an additional $5.0 million interest-bearing discount premium. This loan facility was fully repaid during 2018. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”
Altair Travel Agency S.A
Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us with travel related services. In 2018, 2017 and 2016, the expenses we incurred in exchange for travel services provided by Altair, amounted to $0.6 million, $0.7 million and $0.9 million, respectively. We believe that the amounts that we pay to Altair for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.
C. Interests Of Experts And Counsel
Not applicable.
Item 8. Financial information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
Between October 23, 2017 and December 15, 2017, three largely similar lawsuits were filed against the Company and three of its executive officers.  On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York (“Eastern District”).  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between June 9, 2016 and October 3, 2017.  The complaints name as defendants, among others, the Company and three of its executive officers.  The complaints assert claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934.  On April 30, 2018, the Court consolidated the three lawsuits into the first-filed Robinson lawsuit, appointed lead plaintiffs and approved lead plaintiffs’ selection of lead plaintiffs’ counsel.  On July 13, 2018, lead plaintiffs filed a consolidated amended complaint (superseding the three initial complaints).  On September 21, 2018, the defendants filed a motion to dismiss the lawsuit.  Briefing on that motion was concluded on November 30, 2018. The Company and its management believe that the complaints are without merit and plan to vigorously defend themselves against the claims.
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

Dividend Policy
Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares. The decision to suspend the dividend reflected our board of director’s determination that it was in the best long-term interests of the Company and its shareholders to aggressively preserve liquidity to manage market conditions and be in a position to benefit from an eventual sector recovery. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.
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
We may continue to have insufficient cash available for distribution as dividends. The containership sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to resume payment of regular quarterly dividends, and our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report titled “Item 3. Key Information – D. Risk Factors.”
In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in “Note 12—Subsequent Events” of our annual consolidated financial statements.
Item 9. The Offer and Listing
A.  Offer and Listing Details
Our common shares have traded on The Nasdaq Global Market under the symbol “DCIX” since January 19, 2011 and on The Nasdaq Global Select Market since January 2, 2013.

B. Plan of Distribution
Not Applicable.
C. Markets
Our common shares have traded on The Nasdaq Global Market under the symbol “DCIX” since January 19, 2011 and on The Nasdaq Global Select Market under the same symbol since January 2, 2013.
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
Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, and (vi) November 1, 2017, in connection with our one-for-seven reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, and November 3, 2017, respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock, and (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock. Our amended and restated articles of incorporation were further amended on February 25, 2019, in connection with our name change from Diana Containerships Inc. to Performance Shipping Inc. A copy of this articles of amendment to the amended and restated articles of incorporation is filed as an exhibit to this annual report and the information contained in such exhibit is incorporated by reference herein.
A description of the material terms of our amended and restated articles of incorporation and bylaws is included in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (File No. 333-215748) filed with the SEC on January 26, 2017, as amended, and is incorporated by reference herein, provided that since that date and as of March 15, 2019, the number of issued and outstanding common shares has changed to 25,559,964 and the number of issued and outstanding Series B-2 preferred shares has changed to 0.

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
Series B-1 Convertible Preferred Stock
In March 2017, we issued 3,000 shares of newly-designated Series B-1 convertible preferred stock, par value $0.01 per share, and warrants to purchase an additional 6,500 shares of Series B-1 convertible preferred stock. As of December 31, 2018, zero Series B-1 convertible preferred shares were issued and outstanding. For a summary description of the rights, preferences and restrictions attaching to our Series B-1 convertible preferred stock, please see the section entitled “Description of Series B-1 Convertible Preferred Shares” in the prospectus supplement dated March 21, 2017, to the prospectus included in our registration statement on Form F-3 (File No. 333-215748), declared effective by the SEC on March 7, 2017.  Such summary description is qualified in all respects by the terms of the Statement of Designations, Preferences and Rights of the Series B-1 Convertible Preferred Stock, which was filed as an exhibit to our report on Form 6-K filed with the SEC on March 21, 2017. The information contained in this exhibit is incorporated by reference herein.
Series B-2 Convertible Preferred Stock
In March 2017, we issued warrants to purchase 140,500 shares of newly-designated Series B-2 convertible preferred stock, par value $0.01 per share. As of December 31, 2018, 250 Series B-2 convertible preferred shares were issued and outstanding. For a description of our Series B-2 convertible preferred stock, please see the section entitled “Description of Series B-2 Convertible Preferred Shares” in the prospectus included in our registration statement on Form F-3 (File No. 333-216944), declared effective by the SEC on May 11, 2017.  Such summary description is qualified in all respects by the terms of the Statement of Designations, Preferences and Rights of the Series B-2 Convertible Preferred Stock, which was filed as an exhibit to our report on Form 6-K filed with the SEC on March 21, 2017. The information contained in this exhibit is incorporated by reference herein.
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
C. Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, and Item 6.B for a discussion of our 2015 Equity Incentive Plan.
D. Exchange Controls
Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
E. Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and of the ownership of the Company’s common stock to its shareholders. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
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
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
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
•	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States, or U.S. corporations; and
either:
•	more than 50% of the value of our common stock is owned, directly or indirectly, by qualified shareholders, which we refer to as the “50% Ownership Test,” or
•
our common stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to U.S. corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grant an “equivalent exemption” to U.S. corporations. We anticipate that any of our shipowning subsidiaries will be incorporated in a jurisdiction that provides an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.
Publicly-Traded Test
In order to satisfy the Publicly-Traded Test, our common stock must be primarily and regularly traded on one or more established securities markets. The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are “primarily traded” on The Nasdaq Global Select Market.
Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since our common shares are listed on The Nasdaq Global Select Market, we expect to satisfy the listing threshold.
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
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the “Five Percent Override Rule.”
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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

Based on Schedules 13D and 13G filings, during the 2018 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2018 taxable year.  However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5% Shareholders were to own 50% or more of the Company’s common stock.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.
Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2018 taxable year, and intends to take this position on its 2018 U.S. federal income tax returns.
Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the 4% gross basis tax regime. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. By statutory exclusion, the benefits of the section 883 exemption are not available to income that is “effectively connected” with the conduct of a U.S. trade or business. In addition, we may be subject to an additional 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
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
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock, other than certain pro-rata distributions of our common stock, to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States such as The Nasdaq Global Select Market, on which our common stock is traded; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis, or fair market value in certain circumstances, in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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
For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election,” or a “mark-to-market” election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election.
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to allow such holder to make a QEF election for such taxable year.
Taxation of U.S. Holders Making a “Mark-to-Market” Election.
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which it holds our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
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
U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.
F. Dividends and paying agents
Not Applicable.
G. Statement by experts
Not Applicable.
H. Documents on display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from the SEC’s website http://www.sec.gov.
I. Subsidiary information
Not Applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
Total interest incurred under our loan facilities and related interest rates during 2018, 2017 and 2016 was as follows:
	2018	2017	2016
Interest expense (in millions of USD)	$2.3	$7.4	$6.6
Weighted average interest rate (LIBOR plus margin)	6.11%	4.95%	3.54%
Interest rates range during the year	6.00% to 9.00%	4.04% to 6.00%	3.12% to 4.06%

An average increase of 1% in 2018 interest rates would have resulted in interest expenses of $2.7 million, instead of $2.3 million, an increase of about 17%.
As of December 31, 2018, and currently, we have zero debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates
We generate all of our revenues in U.S. dollars, but currently incur less than half of our operating expenses (around 40% in 2018 and 34% in 2017) and less than half of our general and administrative expenses (around 37% in 2018 and 36% in 2017) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
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
Item 12. Description of Securities Other than Equity Securities
Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Pursuant to the Stockholders Rights Agreement dated August 29, 2016, each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party acquires beneficial ownership of 15% or more of our common stock without the approval of our Board of Directors. See “Item 10.B—Memorandum and Articles of Association—Amended and Restated Stockholders Rights Agreement.”
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

b) Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP.
Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2018 is effective.
c) Attestation Report of Independent Registered Public Accounting Firm
Not applicable.
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
Item 16A.Item Audit Committee Financial Expert
Mr. John Evangelou serves as the Chairman of the Company’s Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an “audit committee financial expert” and is "independent" according to SEC rules.
Item 16B. Code of Ethics
We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.pshipping.com, under “About Us—Code of Ethics.”  Copies of our Code of Ethics are available in print, free of charge, upon request to Performance Shipping Inc., Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services
a) Audit Fees
Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.
Audit fees in 2018 amounted to Euro 94,500 or about $108,000, and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.  In 2017, audit fees amounted to Euro 199,500 or about $215,000 and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements and the audit of internal control over financial reporting.
b) Audit-Related Fees
None
c) Tax Fees
During 2017 we received, or accrued for tax services for which fees amounted to $8,750 and relate to the calculation of Earnings and Profits of the Company. No such fees were incurred in 2018.
d) All Other Fees
None.
e) Audit Committee’s Pre-Approval Policies and Procedures
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
Item 16H. Mine Safety Disclosure
Not applicable.
PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19. Exhibits
 (a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 30, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019
1.9	Amended and Restated Bylaws of the Company (8)
2.1	Form of Common Share Certificate (9)
2.2	Form of Series B-1 and Series B-2 Warrant (10)
2.3	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (11)
2.4	Statement of Designations, Preferences and Rights of the Series B-1 Convertible Preferred Stock of Performance Shipping Inc., dated March 21, 2017 (12)
2.5	Statement of Designations, Preferences and Rights of the Series B-2 Convertible Preferred Stock of Performance Shipping Inc., dated March 21, 2017 (13)
2.6	Statement of Designations of Rights, Preferences and Privileges of Series C Preferred Stock of Performance Shipping Inc., dated May 30, 2017 (14)
4.1	Registration Rights Agreement dated April 6, 2010 (15)
4.2	Amended and Restated Stockholders Rights Agreement, dated August 29, 2016 (16)
4.3	2012 Amended and Restated Equity Incentive Plan (17)
4.4	2015 Equity Incentive Plan (18)
4.5	Administrative Services Agreement with UOT (19)
4.6	Form of Vessel Management Agreement with UOT (20)
4.7	Amended and Restated Non-Competition Agreement with Diana Shipping Inc. (21)
4.8	Amendment No. 1 to 2015 Equity Incentive Plan, dated February 9, 2018 (22)
4.9	Broker Services Agreement, dated April 1, 2017, by and between the Company and Steamship Shipbroking Enterprises Inc. (23)
4.10	Registration Rights Agreement by and between the Company and Kalani Investments Limited, dated March 21, 2017 (24)
4.11	Securities Purchase Agreement by and between the Company and Kalani Investments Limited, dated March 21, 2017 (25)
4.12	Fifth Amendment to Loan Agreement, dated May 20, 2013, among Diana Shipping Inc., Kapa Shipping Company Inc. and the Company, dated May 30, 2017 (26)
4.13	Subordinated Facility Agreement with Diana Shipping Inc., dated June 30, 2017 (27)
4.14	Loan Agreement with Addiewell Ltd., dated June 30, 2017 (28)
4.15	Intercreditor Agreement with Addiewell Ltd. and Diana Shipping Inc., dated June 30, 2017 (29)
4.16	Settlement Agreement with The Royal Bank of Scotland plc, dated June 30, 2017 (30)

4.17	Brokerage Services Agreement dated April 2, 2018
4.18	Memorandum of Agreement for m/v Hamburg
4.19	Memorandum of Agreement for m/v Puelo
8.1	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm

101
The following financial information from Performance Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as of December 31, 2018 and 2017; (2) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2018, 2017 and 2016; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2018, 2017 and 2016; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (6) Notes to Consolidated Financial Statements.

(1) Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(2) Filed as Exhibit 3.3 to the Company’s report on Form 6-K, filed with the SEC on June 9, 2016.
(3) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 6, 2017.
(4) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 28, 2017.
(5) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on August 28, 2017.
(6) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(9) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(10) Filed as Exhibit 3.3 to the Company’s report on Form 6-K, filed with the SEC on March 21, 2017.
(11) Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on March 21, 2017.
(13) Filed as Exhibit 3.2 to the Company’s report on Form 6-K, filed with the SEC on March 21, 2017.
(14) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on June 6, 2017.
(15) Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(16) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on August 31, 2016.
(17) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on February 23, 2012.
(18) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on March 21, 2016.
(19) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(20) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(21) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(22) Filed as Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on February 15, 2018.
(23) Filed as Exhibit 4.20 to the Company's Annual Report on Form 20-F on March 16, 2018.
(24) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on March 21, 2017.
(25) Filed as Exhibit 10.1 to the Company’s report on Form 6-K, filed with the SEC on March 21, 2017.
(26) Filed as Exhibit 4.23 to the Company's Annual Report on Form 20-F on March 16, 2018.
(27) Filed as Exhibit 4.24 to the Company's Annual Report on Form 20-F on March 16, 2018.
(28) Filed as Exhibit 4.25 to the Company's Annual Report on Form 20-F on March 16, 2018.
(29) Filed as Exhibit 4.26 to the Company's Annual Report on Form 20-F on March 16, 2018.
(30) Filed as Exhibit 4.27 to the Company's Annual Report on Form 20-F on March 16, 2018.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Financial Officer and Treasurer

Dated: March 18, 2019

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Performance Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income/loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
We have served as the Company’s auditor since 2010.

Athens, Greece
March 18, 2019

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2018 and 2017
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2018	2017
CURRENT ASSETS:
Cash and cash equivalents	$10,493	$6,444
Accounts receivable, trade	110	428
Inventories	634	1,667
Prepaid expenses and other assets	743	1,083
Vessels held for sale (Note 4)	-	18,378
Total current assets	11,980	28,000

FIXED ASSETS:
Vessels, net (Note 4)	85,870	201,308
Property and equipment, net	998	911
Total fixed assets	86,868	202,219

Deferred charges, net	1,238	2,088
Total assets	$100,086	$232,307

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Unrelated party financing, net of unamortized deferred financing costs (Note 5)	$-	$12,119
Related party financing, net of unamortized deferred financing costs (Note 3)	-	84,832
Accounts payable, trade and other	1,192	1,715
Due to related parties (Note 3)	4	65
Accrued liabilities	1,360	2,045
Deferred revenue	305	439
Total current liabilities	2,861	101,215

Other liabilities, non-current (Note 7)	1,649	320
Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 350 and 389 issued and outstanding as at December 31, 2018 and 2017, respectively (Note 7)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 14,463,231 and 4,051,266 issued and outstanding as at December 31, 2018 and 2017, respectively (Note 7)	143	40
Additional paid-in capital (Note 7)	428,527	410,982
Other comprehensive income	57	6
Accumulated deficit	(333,151)	(280,256)
Total stockholders' equity	95,576	130,772
Total liabilities and stockholders' equity	$100,086	$232,307

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2018	2017	2016
REVENUES:
Time charter revenues (Note 1)	$25,566	$23,806	$36,992
Prepaid charter revenue amortization	-	-	(3,798)
Time charter revenues, net	$25,566	$23,806	$33,194

EXPENSES:
Voyage expenses	1,267	1,702	3,169
Vessel operating expenses	15,453	22,732	30,213
Depreciation and amortization of deferred charges (Note 4)	4,945	8,147	12,740
General and administrative expenses (Notes 3 and 7)	8,030	8,366	7,241
Impairment losses (Note 4)	20,654	8,363	118,861
Loss / (gain) on vessels' sale (Note 4)	16,700	(945)	2,899
Foreign currency (gains) / losses	(44)	51	111
Operating loss	$(41,439)	$(24,610)	$(142,040)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3, 5 and 8)	$(11,520)	$(13,843)	$(7,094)
Interest income	64	87	120
Gain from bank debt write off (Note 3)	-	42,185	-
Total other income /(expenses), net	$(11,456)	$28,429	$(6,974)

Net income/ (loss)	$(52,895)	$3,819	$(149,014)

Earnings / (Loss) per common share, basic (Note 9)	$(5.60)	$8.94	$(100,821.38)

Earnings / (Loss) per common share, diluted (Note 9)	$(5.60)	$8.94	$(100,821.38)

Weighted average number of common shares, basic (Note 9)	9,450,555	427,333	1,478

Weighted average number of common shares, diluted (Note 9)	9,450,555	427,361	1,478

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

	2018	2017	2016

Net income / (loss)	$(52,895)	$3,819	$(149,014)
Other comprehensive income / (loss) (Actuarial gain / (loss))	51	26	(25)

Comprehensive income / (loss)	$(52,844)	$3,845	$(149,039)

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2015	1,519	$-	-	$-	$373,856	$5	$(134,687)	$239,174
- Net loss	-	-	-	-	-	-	(149,014)	(149,014)
- Issuance of restricted stock and compensation cost on restricted stock (Note 7)	14	-	-	-	1,119	-	-	1,119
- Actuarial loss	-	-	-	-	-	(25)	-	(25)
- Dividends declared and paid (at $123.48, $123.48, $0.00 and $0.00 per share) (Note 9)	-	-	-	-	-	-	(374)	(374)
Balance, December 31, 2016	1,533	$-	-	$-	$374,975	$(20)	$(284,075)	$90,880
- Net income	-	-	-	-	-	-	3,819	3,819
- Issuance of Series B preferred stock, net of expenses (Note 7)	-	-	32,500	-	31,989	-	-	31,989
- Conversion of Series B preferred stock to common stock	4,049,733	40	(32,211)	-	(40)	-	-	-
- Issuance of Series C preferred stock (Notes 3 and 7)	-	-	100	-	3,000	-	-	3,000
- Compensation cost on restricted stock (Note 7)	-	-	-	-	1,058	-	-	1,058
- Actuarial gain	-	-	-	-	-	26	-	26
Balance, December 31, 2017	4,051,266	$40	389	$-	$410,982	$6	$(280,256)	$130,772
- Net loss	-	-	-	-	-	-	(52,895)	(52,895)
- Issuance of Series B preferred stock, net of expenses (Note 7)	-	-	17,490	-	17,413	-	-	17,413
- Conversion of Series B preferred stock to common stock (Note 7)	10,250,265	102	(17,529)	-	(102)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 7)	161,700	1	-	-	234	-	-	235
- Actuarial gain	-	-	-	-	-	51	-	51
Balance, December 31, 2018	14,463,231	$143	350	$-	$428,527	$57	$(333,151)	$95,576

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars)
	2018	2017	2016
Cash Flows used in Operating Activities:
Net income / (loss)	$(52,895)	$3,819	$(149,014)
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation and amortization of deferred charges (Note 4)	4,945	8,147	12,740
Amortization of deferred financing costs (Note 8)	176	322	427
Amortization of discount premium (Notes 3 and 5)	8,990	6,010	-
Amortization of prepaid charter revenue	-	-	3,798
Impairment losses (Note 4)	20,654	8,363	118,861
Loss / (gain) on vessels' sale (Note 4)	16,700	(945)	2,899
Compensation cost on restricted stock awards (Note 7)	1,587	1,171	1,119
Gain from bank debt write off (Note 3)	-	(42,185)	-
Actuarial gain / (loss)	51	26	(25)
(Increase) / Decrease in:
Accounts receivable, trade	318	43	282
Inventories	1,033	914	1,123
Prepaid expenses and other assets	(32)	639	(1,617)
Increase / (Decrease) in:
Accounts payable, trade and other	(455)	175	(1,236)
Due to related parties	(61)	(40)	-
Accrued liabilities	(685)	995	(291)
Deferred revenue	(134)	331	(539)
Other liabilities, non current	(22)	36	50
Drydock costs	(500)	(474)	(540)
Net Cash used in Operating Activities	$(330)	$(12,653)	$(11,963)
Cash Flows provided by Investing Activities:
Vessel improvements	-	-	(194)
Proceeds from sale of vessels, net of expenses (Note 4)	92,905	5,895	10,618
Property and equipment additions	(126)	(15)	(29)
Insurance settlements	372	785	179
Net Cash provided by Investing Activities	$93,151	$6,665	$10,574
Cash Flows used in Financing Activities:
Proceeds from a related party loan (Note 3)	-	40,000	-
Proceeds from an unrelated party loan (Note 5)	-	35,000	-
Repayments of a related party loan (Note 3)	(87,617)	-	-
Repayments of unrelated parties loans (Note 5)	(18,500)	(111,500)	(19,159)
Issuance of preferred stock, net of expenses (Note 7)	17,413	31,989	-
Payments of financing costs	(68)	(373)	(150)
Cash dividends (Note 9)	-	-	(374)
Net Cash used in Financing Activities	$(88,772)	$(4,884)	$(19,683)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$4,049	$(10,872)	$(21,072)
Cash, cash equivalents and restricted cash at beginning of the year	$6,444	$17,316	$38,388
Cash, cash equivalents and restricted cash at end of the year	$10,493	$6,444	$17,316
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$10,493	$6,444	$8,316
Restricted Cash	-	-	9,000
Cash, cash equivalents and restricted cash	$10,493	$6,444	$17,316
SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Notes 3 and 7)	$-	$3,000	$-
Interest payments, net of amounts capitalized	$2,355	$7,724	$6,626

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.     General Information
The accompanying consolidated financial statements include the accounts of Performance Shipping Inc. (or “PS”), (formerly Diana Containerships Inc., Note 12) and its wholly-owned subsidiaries (collectively, the “Company”). Performance Shipping Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.
At December 31, 2018, the Company reported a working capital surplus of $9,119. Since 2017, the Company’s management has implemented a number of actions to manage the Company’s working capital requirements. During 2018, the Company has managed to fully repay its entire outstanding debt, by making use of vessels’ sales proceeds and equity proceeds (Notes 4 and 7) and since then, the Company’s fleet comprises of four unencumbered vessels with zero debt outstanding. The Company expects that it will fund its operations either with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance and accordingly, there is no substantial doubt about the Company's ability to continue as a going concern.
The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, while Wilhelmsen Ship Management LTD, an unaffiliated third party, provided management services to the laid-up vessels of the Company's fleet until March 2018, for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD, amounted to $62, $697 and $604 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Vessel operating expenses in the accompanying consolidated statements of operations. As at December 31, 2018, the Company was the sole owner of all outstanding shares of the following subsidiaries:
a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Rongerik Shipping Company Inc.	Marshall Islands	Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
2	Dud Shipping Company Inc.	Marshall Islands	Pamina	Marshall Islands	5,042	May-05	Nov-14	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
3	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
4	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
Vessel Owning Subsidiaries - Sold Vessels
5	Kapa Shipping Company Inc.	Marshall Islands	Angeles	Marshall Islands	4,923	Dec-06	Apr-15	Nov-16
6	Utirik Shipping Company Inc. (Note 4)	Marshall Islands	Doukato	Marshall Islands	3,739	Feb-02	Feb-12	Jun-17
7	Mago Shipping Company Inc. (Note 4)	Marshall Islands	New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	Mar-18
8	Delap Shipping Company Inc. (Note 4)	Marshall Islands	March	Marshall Islands	5,576	May-04	Sep-14	Mar-18
9	Jabor Shipping Company Inc. (Note 4)	Marshall Islands	Great	Marshall Islands	5,576	Apr-04	Oct-14	Mar-18
10	Likiep Shipping Company Inc. (Note 4 )	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	Apr-18
11	Orangina Inc. (Note 4)	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	May-18
12	Eluk Shipping Company Inc. (Note 4)	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	Jun-18
13	Langor Shipping Company Inc. (Note 4)	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	Jul-18
Other Subsidiaries
14	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
15	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Unitized Ocean Transport Limited (the “Manager” or “UOT”), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. The fees payable to UOT pursuant to the respective management and administrative agreements are eliminated in consolidation as intercompany transactions.

Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

During 2018, 2017 and 2016, charterers that accounted for more than 10% of the Company’s hire revenues were as follows:

Charterer	2018	2017	2016
A	29%	-	-
B	-	18%	-
C	-	-	22%
D	-	-	34%
E	32%	24%	-
F	19%	35%	11%

2.  Recent Accounting Pronouncements and Significant Accounting Policies
Recent Accounting Pronouncements Adopted
On January 1, 2018, the Company adopted ASU No. 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  On the same date, the Company adopted ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments in this update clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption of ASU No. 2016-13 and ASU No. 2018-19 did not have any effect in the Company’s financial statements and disclosures.
On January 1, 2018, the Company adopted ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts and Cash Payments and ASU No. 2016-18—Statement of Cash Flows – Restricted Cash. The adoption of ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts and Cash Payments did not result in any changes in the classification of cash receipts and cash payments.  The adoption of ASU No. 2016-18—Statement of Cash Flows – Restricted Cash, changed the presentation of restricted cash in cash flow, where amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.
On January 1, 2018, the Company adopted the ASU No. 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting", which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The adoption of ASU 2017-09 did not have a material effect in the Company's financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

On January 1, 2018, the Company adopted the ASU 2014-09 (Topic 606 – Revenue from Contracts with Customers). The standard, as amended from time to time, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers, supersedes most legacy revenue recognition guidance and expands disclosure requirements. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company elected to adopt ASC 606 by applying the modified retrospective method, to contracts that were in effect at January 1, 2018, the date of initial application. The Company has evaluated the impact of the standard after reviewing its contracts and has determined that all of its charter agreements contain a lease and were accounted for under ASC 842 as discussed below. Implementation of the new revenue standard did not have any impact on revenue recognition. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. There was no cumulative effect from the adoption of the new revenue standard to opening accumulated deficit as at January 1, 2018, and no impact on any of the line items reported in the Company’s consolidated financial statements.
In the fourth quarter of 2018, the Company early adopted the ASU No. 2016-02, Leases (ASC 842), as amended from time to time, with the adoption reflected as of January 1, 2018, the beginning of the Company’s annual period in accordance with ASC 250, by using the modified retrospective transition method. The Company elected to apply the additional optional transition method, under which an entity initially applies the new leases standard to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening accumulated deficit as of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients which does not require the Company, as a lessor, to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. As all existing contracts with charterers, at January 1, 2018, are operating leases and as the Company did not account for initial direct costs related to existing leases at January 1, 2018, there were no amounts to be recorded as a cumulative effect adjustment to opening accumulated deficit on January 1, 2018, and no impact on any of the line items reported in the Company’s consolidated financial statements. The Company, as a lessor, also elected to apply the practical expedient which allowed it to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. The Company did not have any material lease agreements in which it was a lessee at the adoption date.
Recent Accounting Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: i) applying the variable interest entity (VIE) guidance to private companies under common control, ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU No. 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.  The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.
Significant Accounting Policies
(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2018 and 2017.
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
(c) Other Comprehensive Income / (loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.
 (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the years presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.
 (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.
 (f) Restricted Cash:  Restricted cash, when applicable, includes minimum cash deposits required to be maintained under the Company’s borrowing arrangements. The comparative amounts in the accompanying consolidated statements of cash flows have been reclassified due to the changes in the current presentation of restricted cash following the adoption as of January 1, 2018, of the ASU No. 2016-18 -Statement of Cash Flows - Restricted Cash.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
 (g) Accounts Receivable, Trade: The account includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2018 and 2017.
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
 (k) Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for all vessels in the fleet. Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.
 (l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months’ time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3.5%.  Effective fleet utilization is assumed to 98% in the Company’s exercise, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company’s historical performance. The review of the vessel’s carrying amounts in connection with the estimated recoverable amounts for 2018, 2017 and 2016 indicated impairment charges for certain of the Company’s vessels, which are separately reflected in the accompanying consolidated statements of operations (Note 4).
 (m) Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily keep them until the end of their useful life. The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria for the year ended December 31, 2017 resulted in held for sale classification for certain of the Company’s vessels (Note 4).
(n) Accounting for Revenues from Time Charters and Related Expenses: Revenues are generated from time charter agreements. According to the terms of a time-charter agreement, the Company charters its vessels to a charterer from the delivery of the vessel to the charterer (commencement date), for a fixed period of time, at rates that are generally determined in the main body of the charter agreements. As discussed above under “Recent Accounting Pronouncements Adopted”, the Company’s time charter agreements were determined to contain a lease and are accounted for under ASC 842. Time charter revenues are recorded over the non-cancellable term of the charter as service is provided, while revenues from time charter agreements providing for varying charter rates over their term are accounted for on a straight line basis. Any off-hires are recognized as incurred. The non-lease components of the time charter agreements, primarily relating to operation and maintenance of the vessel, are accounted for along with the associated lease component as a single lease component, as revenue from such non-lease components is recognized ratably over the duration of the time charter, and is not predominant.  Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Under time charter agreements, the charterer typically pays a fixed daily or monthly rate for a fixed period of time for the use of the vessel. Payments are typically made in advance. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
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
 (q) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. The unamortized dry-docking cost is reflected in Deferred Charges, net, in the accompanying consolidated balance sheets. Amortization of dry-docking costs, for 2018, 2017 and 2016 amounted to $518, $744 and $657, respectively, and is reflected in Depreciation and amortization of deferred charges, in the accompanying consolidated statement of operations.
 (r) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt, in accordance with ASU 2015-13: Interest-Imputation of Interest. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums (Notes 3 and 5) are accounted for similar to other financing fees. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognised when the Company pays the creditor and is relieved of its obligation for the liability. The difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(u) Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
1.	Level 1: Quoted market prices in active markets for identical assets or liabilities;
2.	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
3.	Level 3: Unobservable inputs that are not corroborated by market data.
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
3.      Transactions with Related Parties
 (a)    Altair Travel Agency S.A (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman of the Board. Travel expenses for 2018, 2017 and 2016 were $554, $672 and $864 respectively, and are included in Vessel operating expenses, in General and administrative expenses and in Loss / (gain) on vessels’ sale in the accompanying consolidated statements of operations. As at December 31, 2018 and 2017, an amount of $4 and $21, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.
 (b)   Steamship Shipbroking Enterprises Inc. (“Steamship Shipbroking”): Steamship Shipbroking, a company controlled by the Company’s CEO and Chairman of the Board, provides brokerage services to DCI, pursuant to a Brokerage Services Agreement for a fixed fee.  For 2018, 2017 and 2016, total brokerage fees and bonuses to Steamship Shipbroking amounted to $2,145, $2,100 and $2,005 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2018 and 2017 there was no amount due from or due to Steamship Shipbroking and an amount of $465 and $420, respectively, has been accrued for in connection with bonuses approved to Steamship Shipbroking and is included in Accrued liabilities in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c)   Diana Shipping Inc. (“DSI”):  The amounts of related party loans shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2018	Current	Non-current	December 31, 2017	Current	Non-current

Diana Shipping Inc - Term Loan	$-	$-	$-	$82,617	$82,617	$-
Discount Premium payable to the lenders	-	-	-	2,292	2,292	-
less unamortized deferred financing costs	-	-	-	(77)	(77)	-
Related party financing, net of unamortized deferred financing costs	$-	$-	$-	$84,832	$84,832	$-

On May 20, 2013, the Company, through one of its subsidiaries, entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. Two amendments followed on September 9, 2015 and on September 12, 2016, which revised the main loan terms and, among others, extended its initial maturity, amended the annual repayment schedule and revised the applicable margins. On May 30, 2017, as discussed in Note 7, the Company issued 100 shares of its newly-designated Series C Preferred Stock to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan.
On June 30, 2017, the Company refinanced the above loan, which had an outstanding balance of $42,417 at that time, for $82,617. The newly-drawn amount of $40,000 was used to partially repay the Company’s then existing loan with The Royal Bank of Scotland plc (“RBS”), whose settlement resulted in a net gain of $42,185 for the Company, which is reflected in Gain from bank debt write off in the accompanying consolidated statements of operations. The new loan would mature on December 31, 2018 and provided for an additional $5,000 interest-bearing “discount premium”, which was payable at maturity and was recognized in Interest and finance costs in the accompanying consolidated statements of operations throughout the life of the loan, and in Related party financing, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The DSI loan was initially subordinated to the Addiewell loan (Note 5), and was secured by second priority mortgages over all the Company's containerships. After the full repayment of the Addiewell loan in May 2018, the DSI loan was secured by first priority mortgages over all the Company's containerships. It also bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity, included financial and other covenants which stipulated the repayment with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 7) and prohibited the payment of dividends. During 2018, the Company has repaid in full the outstanding loan balance and the entire discount premium by making use of warrant proceeds (Note 7) and vessels’ sales proceeds (Note 4), and accordingly, the loan agreement was terminated.
The weighted average interest rate of the DSI loan during 2018 and 2017 was 6.12% and 5.42%, respectively. For 2018, 2017 and 2016, interest expense incurred under the loan agreements with DSI amounted to $2,054, $3,656 and $1,692, respectively, while the discount premium amortization amounted to $2,708, $2,292 and $0, respectively. Interest expense and discount premium amortization are included in Interest and finance costs in the accompanying consolidated statements of operations.  Accrued interest as of December 31, 2018 and 2017 amounted to $0 and $44, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
4.      Vessels, net
Vessels’ disposals
In May 2017, the Company, through one of its subsidiaries, entered into a memorandum of agreement to sell the vessel “Doukato” to an unrelated party. The vessel was delivered to her new owners in June 2017, and the Company received sale proceeds, net of expenses, of $5,895. In October 2017, the Company, through two of its subsidiaries, entered into two memoranda of agreement to sell the vessels “March” and “Great”. The vessels were classified on December 31, 2017 in current assets as held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. Furthermore, from February to May 2018, the Company, through five of its subsidiaries, entered into memoranda of agreement to sell the vessels “New Jersey”, “Sagitta”, “Centaurus”, “Puelo” and “Hamburg” to unrelated parties. All seven vessels were delivered to their new owners from March to July 2018, and the Company received aggregate proceeds of $92,905, net of expenses. For 2018 and 2016, the aggregate loss from the sale of vessels, including direct to sale expenses, amounted to $16,700 and $2,899, respectively, while for 2017, the respective gain, net of direct to sale expenses, amounted to $945.The amounts are separately reflected in Loss / (Gain) on vessels’ sale in the accompanying consolidated statements of operations. The Company used the proceeds from the sales of the vessels to repay indebtedness, according to the respective terms of the Company’s then existing credit agreements (Notes 3 and 5).
Vessels’ Impairment
In 2018, 2017 and 2016 the Company, after taking into account factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. This assessment concluded that the carrying value of two vessels in 2018, two vessels in 2017 and seven vessels in 2016 was not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $20,654, $8,363, and $118,861, respectively, which is separately reflected in the accompanying statements of operations. The fair value of the vessels was determined through Level 2 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. The vessels were measured at fair value on a non-recurring basis as a result of the management’s impairment test exercise. The aggregate fair value of the impaired vessels as of the testing dates was $29,074 in 2018, $20,050 in 2017 and $59,900 in 2016.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2016	$286,991	$(46,639)	$240,352
- Vessels' disposals	(9,951)	5,001	(4,950)
- Transfer to vessels held for sale	(21,350)	2,972	(18,378)
- Depreciation	-	(7,353)	(7,353)
- Impairment charges	(8,363)	-	(8,363)
Balance, December 31, 2017	$247,327	$(46,019)	$201,308
- Vessels' disposals	(121,249)	30,853	(90,396)
- Depreciation	-	(4,388)	(4,388)
- Impairment charges	(20,654)	-	(20,654)
Balance, December 31, 2018	$105,424	$(19,554)	$85,870

As at December 31, 2018, all the Company’s vessels were unencumbered.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

5.       Unrelated Party Financing

The amounts of unrelated party financing shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2018	Current	Non-current	December 31, 2017	Current	Non-current

Addiewell LTD - Term Loan	$-	$-	$-	$8,500	$8,500	$-
Discount Premium payable to the lenders	-	-	-	3,718	3,718	-
less unamortized deferred financing costs	-	-	-	(99)	(99)	-
Unrelated party financing, net of unamortized deferred financing costs	$-	$-	$-	$12,119	$12,119	$-

Addiewell Ltd (“Addiewell”)  – Loan Facility: On June 30, 2017, the Company partially funded the refinancing of its then existing loan with RBS, with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, for the amount of $35,000.  The loan, which would mature on December 31, 2018, also provided for an additional $10,000 interest-bearing “discount premium”, which was also payable at maturity and was recognized in Interest and finance costs in the accompanying consolidated statements of operations throughout the life of the loan, and in Unrelated party financing, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. Moreover, the loan, which ranked senior to the loan agreement with DSI (Note 3), was secured by first priority mortgages over all the Company's containerships, bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity. Finally, the loan facility included financial and other covenants which stipulated the repayment of the facility with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 7), and prohibited the payment of dividends. During 2017, the Company repaid $26,500 of its outstanding loan balance, according to the respective terms of the loan agreement. During 2018, the Company has repaid in full the outstanding loan balance and the entire discount premium by making use of warrant proceeds (Note 7) and vessels’ sales proceeds (Note 4), and accordingly, the loan agreement was terminated.
The weighted average interest rate of the Addiewell loan during 2018 and 2017 was 6.00% and 6.00%, respectively. For 2018, 2017 and 2016, interest expense incurred in connection with the Addiewell and the RBS loans, amounted to $247, $3,773 and $4,902, respectively, while the discount premium amortization amounted to $6,282, $3,718 and $0, respectively. Interest expense and discount premium amortization are included in Interest and finance costs in the accompanying consolidated statements of operations.  Accrued interest as of December 31, 2018 and 2017, amounted to $0 and $9, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
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
The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.
 (b)  As at December 31, 2018, all our vessels were operating under time charter agreements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2018, non-cancelable time charter contracts, are estimated at $5,702, until December 31, 2019.
7.     Changes in Capital Accounts
 (a) Reverse Stock Splits: During 2016 and 2017, the Company effected six reverse stock splits of its common shares, each which was approved by the Company’s shareholders. More specifically, the Company effected: (i) on June 9, 2016, a one-for-eight reverse stock split, which was approved by shareholders at the Company’s 2016 Annual Meeting of Shareholders held on February 24, 2016; (ii) on July 5, 2017, a one-for-seven reverse stock split; on July 27, 2017, a one-for-six reverse stock split; on August 24, 2017, a one-for-seven reverse stock split; and on September 25, 2017, a one-for-three reverse stock split, each approved by shareholders at the Company’s 2017 Annual Meeting of Shareholders held on June 29, 2017; and (iii) on November 2, 2017, a one-for-seven reverse stock split, which was approved by shareholders at the Company’s Special Meeting of Shareholders held on October 26, 2017. No fractional shares were issued in connection with the reverse splits. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.
 (b) Issuance of Series B Preferred Stock and Warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or “Kalani”), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B convertible preferred shares are convertible at any time at the option of the holder into common shares at an initial conversion price of $7.00 per common share, provided that a certain minimum trading volume of the Company's common shares on the conversion date is met. At the option of Kalani, the preferred stock may be alternatively converted into common shares at a per share price equal to the higher of (i) 92.25% of the lowest daily volume weighted average price on any trading day during the 5 consecutive trading day period ending on and including the conversion date and (ii) $0.50. Kalani may elect to convert the preferred stock into shares of common stock at the conversion price or alternate conversion price then in effect, at any time. The Series B preferred warrants are exercisable into Series B convertible preferred shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series B convertible preferred share.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
The Company in its assessment for the accounting of the Series B-1 and B-2 convertible preferred shares has taken into consideration ASC 480 "Distinguishing liabilities from equity" and determined that the preferred shares should be classified as equity instead of liability. The Company further analysed key features of the preferred shares to determine whether these are more akin to equity or to debt and concluded that the Series B-1 and B-2 convertible preferred shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive preferred shares. ASC 480 "Distinguishing liabilities from equity" requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company determined that the fair value of the warrants at inception and at December 31, 2018 is immaterial. As at December 31, 2018, 100,010 warrants remained outstanding.
In 2018 and 2017, the Company received net equity proceeds, after deducting offering expenses payable by the Company, of $17,413 and $31,989, respectively. In 2018, an aggregate of 17,490 preferred warrants were exercised for the sale of an equal number of preferred shares and, in aggregate, 17,529 Series B convertible preferred shares were converted to 10,250,265 common shares, thus leaving 250 Series B convertible preferred shares outstanding as of December 31, 2018. Subsequent to the balance sheet date, all outstanding preferred shares were converted to common shares (Note 12). In 2017, an aggregate of 32,500 Series B convertible preferred shares were issued, out of which 32,211 were converted to 4,049,733 common shares, thus leaving 289 Series B convertible preferred shares outstanding as of December 31, 2017.
 (c) Issuance of Series C Preferred Stock: On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan (Note 3). The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of the Company, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. The issuance of shares of Series C Preferred Stock to DSI was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from independent third parties that the transaction was fair from a financial point of view to the Company. As of December 31, 2018, the 100 Series C Preferred Stock remained outstanding.
 (d) Compensation Cost on Restricted Common Stock: On February 9, 2018, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 550,000 shares. On February 9, 2018, the Company issued 161,700 restricted common shares as an award to the executive management and the non-executive directors, pursuant to the Company’s Board of Directors’ decision of February 9, 2017. The fair value of the award was $380 and the number of shares issued was based on the share closing price of February 9, 2018. One third of the shares vested on February 9, 2018 and the remainder two thirds will vest ratably over two years from the issuance date. As at December 31, 2018, 388,300 restricted common shares remained reserved for issuance under the Plan.
Moreover, on February 15, 2018, the Company's Board of Directors approved a one-time award of restricted common stock, which was proposed by the Company's compensation committee, with an aggregate value of $5,000, to the Company's executive officers and non-executive directors, in recognition of the successful refinancing of the Company's RBS loan in 2017. In this respect, a number of 5,747,786 restricted shares were issued on February 15, 2019 and their number was defined based on the share closing price of February 15, 2019 (Note 12). One third of the shares vested on the issuance date and the remainder two thirds will vest ratably over two years from the issuance date. In 2018, compensation cost of $1,464 was recognized in connection with the specific award and is included in General and administrative expenses in the accompanying consolidated statements of operations and in Other liabilities, non-current in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2018, 2017 and 2016, aggregate compensation cost on restricted stock amounted to $1,587, $1,171, and $1,119 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2018 and 2017, the total unrecognized compensation cost relating to restricted share awards was $3,680 and $267, respectively.
During the year ended December 31, 2018, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	-	$-
Granted	161,700	2.35
Vested	(53,899)	2.35
Forfeited or expired	-	-
Outstanding at December 31, 2018	107,801	$2.35

As at December 31, 2018, the weighted-average period over which the total compensation cost related to non-vested awards, as presented above, is expected to be recognized, is 0.61 years.
8.      Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	2018	2017	2016
Interest expense and other fees on unrelated party debt (Note 5)	$6,529	$7,491	$4,902
Interest expense and other fees on related party debt (Note 3)	4,762	5,948	1,692
Amortization of deferred financing costs	176	322	427
Commitment fees and other	53	82	73
Total	$11,520	$13,843	$7,094

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.     Earnings / (Loss) per Share
All common shares issued (including the restricted shares issued under the equity incentive plan) are DCI’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid in 2018, 2017 and 2016 were $0, $0 and $374, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For 2018 and 2016, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount. For 2017, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the “if converted” method. No incremental shares were calculated with the treasury stock method for the unexercised warrants to issue preferred convertible shares.
	2018		2017		2016
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income/(loss)	$(52,895)	$(52,895)	$3,819	$3,819	$(149,014)	$(149,014)
Net income/(loss) available to common stockholders	(52,895)	(52,895)	3,819	3,819	(149,014)	(149,014)

Weighted average number of common shares outstanding	9,450,555	9,450,555	427,333	427,333	1,478	1,478
Effect of dilutive shares	-	-	-	28	-	-
Total shares outstanding	9,450,555	9,450,555	427,333	427,361	1,478	1,478

Earnings/(Loss) per common share	$(5.60)	$(5.60)	$8.94	$8.94	$(100,821.38)	$(100,821.38)

10.     Income Taxes
Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.
The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by from its voyages that begin or end in the United States.  However, under Section 883 of the Internal Revenue Code of the United States (the “Code”), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by “qualified shareholders,”, which is referred to as the “50% Ownership Test,” or (ii) its common stock is “primarily and regularly traded on an established securities market” in the United States or in a country that grants an “equivalent exemption” , which is referred to as the “Publicly-Traded Test.”
The Marshall Islands, the jurisdiction where Performance Shipping Inc. and each of its vessel-owning subsidiaries are incorporated, grant an “equivalent exemption” to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Based on the trading and ownership of its stock, the Company believes that it satisfied the Publicly-Traded Test for its 2018 taxable year and intends to take this position on its 2018 U.S. federal income tax returns.  Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2018.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

11.     Financial Instruments
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2018 and 2017.
12.      Subsequent Events
 (a) Issuance and Conversion of Series B Preferred Shares: Subsequent to the balance sheet date and up to March 15, 2019, the 250 Series B-2 convertible preferred shares outstanding on December 31, 2018 were converted to common stock (Note 7). Additionally, the Company received $3,470 of gross proceeds from the exercise of 3,470 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, subsequent to the balance sheet date, 3,720 Series B-2 convertible preferred shares were converted to 5,348,947 common shares, thus leaving 0 Series B-2 convertible preferred shares outstanding on March 15, 2019.
 (b) Share Repurchase Program: On January 9, 2019, the Company announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares. The timing and amount of any repurchases will be determined by the Company’s management team, and will depend on market conditions, capital allocation alternatives, applicable securities laws and other factors. The Board of Directors’ authorization of the repurchase program is effective immediately and expires on December 21, 2019. Common shares repurchased as part of this program will be cancelled by the Company.
 (c) Receipt of Nasdaq Notice: On January 15, 2019, the Company announced that it has received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) dated January 10, 2019, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 days, or until July 9, 2019 and the Company intends to cure the deficiency within the prescribed grace period.
 (d) Determination of restricted stock awards approved in 2018: On February 15, 2019, the Company issued 5,747,786 restricted common shares as a one-time special award to the executive management and the non-executive Directors, pursuant to the Company’s Board of Directors decision of February 15, 2018, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42,185, net of expenses (Note 7). The fair value of the award is $5,000 and the number of shares issued was based on the share closing price of February 15, 2019. One third of the shares vested as of the issuance date and the remainder two thirds will vest ratably over two years from the issuance date.
 (e) Company’s Renaming: On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company to “Performance Shipping Inc.,” which was effected on February 25, 2019.  The Company’s common shares will continue to trade on the Nasdaq Global Select Market under the ticker “DCIX”.