Form 20-F
period 2019-12-31
Performance Shipping Inc.
filed 2020-04-10
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Andreas Michalopoulos
Pendelis 18, 17564 Palaio Faliro, Athens, Greece
Tel: + 30-216-600-24000, Fax: + 30-216-600-2599
E-mail: amichalopoulos@pshipping.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value, including the Preferred stock purchase rights	“PSHG”	The NASDAQ Stock Market LLC

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

As of December 31, 2019, there were 49,021,001 shares of the registrant’s common stock outstanding.

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
☒ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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
☐ Yes              ☐ No

FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe”, “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

Please note in this annual report, “we”, “us”, “our” and “the Company” all refer to Performance Shipping Inc. and its subsidiaries, unless the context requires otherwise.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information – D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container and tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing and changes to our financial condition and liquidity, including our ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, our ability to continue as a going concern, potential liability from pending or future litigation, the market for our vessels, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our common shares, our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

PART I
Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable.
Item 2.          Offer Statistics and Expected Timetable

Not Applicable.
Item 3.          Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the tables as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	For the years ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for share and per share data)
Statement of Operations Data:
Voyage and time charter revenues	$26,846	$25,566	$23,806	$36,992		$70,746
Prepaid charter revenue amortization	-	-	-	(3,798)		(8,566)
Voyage and time charter revenues, net	26,846	25,566	23,806	33,194		62,180
Voyage expenses	3,447	1,267	1,702	3,169		2,619
Vessel operating expenses	11,321	15,453	22,732	30,213		35,847
Depreciation and amortization of deferred charges	3,684	4,945	8,147	12,740		13,140
Management fees	147	-	-	-		-
General and administrative expenses	8,162	8,030	8,366	7,241		6,194
Impairment losses	31,629	20,654	8,363	118,861		6,607
Loss / (Gain) on vessels' sale	127	16,700	(945)	2,899		8,300
Foreign currency (gains) / losses	(7)	(44)	51	111		(55)

Operating loss	$(31,664)	$(41,439)	$(24,610)	$(142,040)		$(10,472)
Interest and finance costs	(651)	(11,520)	(13,843)	(7,094)		(7,166)
Interest income	258	64	87	120		107
Gain from bank debt write off	-	-	42,185	-		-

Net income / (loss)	$(32,057)	$(52,895)	$3,819	$(149,014)	$	$(17,531)

Earnings / (loss) per common share, basic	$(1.12)	$(5.60)	$8.94	$(100,821.38)	$	$(11,917.74)

Earnings / (loss) per common share, diluted	$(1.12)	$(5.60)	$8.94	$(100,821.38)	$	$(11,917.74)

Dividends declared and paid, per share	$-	$-	$-	$246.96		$493.92

Weighted average number of common shares, basic	28,646,763	9,450,555	427,333	1,478		1,471

Weighted average number of common shares, diluted	28,646,763	9,450,555	427,361	1,478		1,471

	As of and for the years ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Balance Sheet Data:
Cash and cash equivalents	$26,363	$10,493	$6,444	$8,316	$29,388
Vessels held for sale	-	-	18,378	-	-
Total current assets	35,364	11,980	28,000	22,875	34,914
Vessels' net book value	82,871	85,870	201,308	240,352	384,549
Property and equipment, net	993	998	911	946	987
Restricted cash	-	-	-	9,000	9,000
Total assets	130,569	100,086	232,307	266,531	435,723
Total current liabilities	8,066	2,861	101,215	129,863	24,697
Unrelated Party and Bank financing (net of unamortized deferred financing costs)	32,283	-	12,119	127,129	142,678
Related party financing (net of unamortized deferred financing costs)	-	-	84,832	45,617	48,950
Total stockholders' equity	$94,238	$95,576	$130,772	$90,880	$239,174

Cash Flow Data:
Net cash provided by/ (used in) operating activities	$(4,194)	$(330)	$(12,653)	$(11,963)	$17,445
Net cash provided by / (used in) investing activities	(18,517)	93,151	6,665	10,574	(111,751)
Net cash provided by / (used in) financing activities	38,581	(88,772)	(4,884)	(19,683)	40,821

Fleet Data:
Average number of vessels (1)	4.2	6.3	11.4	13.1	12.6
Number of vessels at end of period	4.0	4.0	11.0	12.0	14.0
Ownership days (2)	1,516	2,307	4,178	4,780	4,600
Available days (3)	1,516	2,284	4,155	4,735	4,515
Operating days (4)	1,401	2,177	3,152	3,304	4,155
Fleet utilization (5)	92.4%	95.3%	75.9%	69.8%	92.0%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	$15,435	$10,639	$5,320	$6,341	$13,192
Daily vessel operating expenses (7)	7,468	6,698	5,441	6,321	7,793

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

(6)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters). The following table reflects the calculation of our TCE rates for the periods presented.

	For the years ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues, net of prepaid charter revenue amortization	$26,846	$25,566	$23,806	$33,194	$62,180
Less: voyage expenses	$(3,447)	$(1,267)	$(1,702)	$(3,169)	$(2,619)
Voyage and time charter equivalent revenues	$23,399	$24,299	$22,104	$30,025	$59,561
Available days	1,516	2,284	4,155	4,735	4,515
Time charter equivalent (TCE) rate	$15,435	$10,639	$5,320	$6,341	$13,192

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

Industry Specific Risk Factors

Risks Related to Our Continued Operation in the Containership Sector

The containership sector is cyclical and volatile, with charter hire rates and profitability at reduced levels.
The ocean-going containership sector is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the 2008 economic crisis began to affect global container trade. Containership charter rates subsequently improved and stabilized somewhat, although current rates remain below their long-term averages and may decline further. Fluctuations in charter rates result from changes in the supply of and demand for ship capacity and changes in the supply of and demand for the major products internationally transported by containerships. The factors affecting the supply of and demand for containerships and supply of and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We cannot assure you that we will be able to successfully charter our containership vessels in the future or renew existing charters upon their expiration or termination, at rates sufficient to allow us to meet our obligations or at all.

The factors that influence demand for containership capacity include:

•	supply of and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes, strikes, tariffs and “trade wars”;
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	disruptions and developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported and trade patterns;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	weather; and
•	cost of bunkers.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of older containerships;

•	speed of vessel operations;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;
•	the number of containerships that are out of service;
•	the number of vessels used as storage units;
•	port congestion and canal closures;
•	sanctions (in particular, sanctions on Iran and Venezuela, amongst others) and
•	demand for fleet renewal.

Our ability to employ any containerships that we acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. When our containerships’ charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our containership vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional containership vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our containership vessels profitably. The containership market also affects the value of our containership vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.
 The decline in global trade as a result of the lingering effects of the 2008 economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 to 2015, especially for medium to smaller size containerships. Although freight rates recovered somewhat throughout 2016 and 2017, rates remain below their historical averages, which has adversely affected their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, have reduced demand for containership charters compared to historical averages. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

With respect to our containerships, we are dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Our containership vessel is currently employed on a time charter agreement with one charterer.  Should charter rates for containerships improve, we may seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In addition, in recent years there have been significant examples of consolidation in the containership sector. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with liner companies to which our containership vessels are chartered or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition, results of operations and cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our containership vessels profitably or at all.

According to industry sources, as of January 1, 2020, 364 newbuilding containerships were on order, representing approximately 11% of the total worldwide containership fleet capacity as of that date. The size of the orderbook when compared to the fleet is small relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. However, the orderbook remains heavily skewed towards ships of at least 8,000 TEU in size. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

The reduction in charter rates may cause certain containership vessel owners or operators, including us, to elect to “lay-up” one or more of its containership vessels for an extended period of time. The lay-up of a containership vessel significantly reduces the containership vessel’s operating costs during the lay-up period, but the owners will continue to incur certain expenses relating to maintenance, insurance and debt service costs, among others. In addition, containership vessel owners will incur expenditures to re-commission a containership vessel and place it back into service, the amount of which cannot generally be determined at the time of lay-up.  These expenditures may be extensive, and may delay the eventual re-activation of the containership vessel until such time as the owner determines that there is a sustainable rebound in charter rates, which may result in lost earnings during the early stages of a recovery. As we have done in the past, there is a risk that we may elect to lay up one or more containership vessels in the future.

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

Risks Incident to Our Nascent Operation in the Tanker Sector

The tanker industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in vessel values and in our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the eight year period from 2011 through 2018, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and the Far East (measure based on discharge in Japan until end-2017, then China from 2018 onwards) ranged from rates below operating expenses to a high of $114,148 per day. This volatility continued in 2019, with average daily rates on the route fluctuating between $6,167 to $300,391 per day (although no actual fixtures were concluded at the extreme TCE highs). Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:
•	supply and demand for energy resources and oil and petroleum products;
•	competition from, and supply and demand for, alternative sources of energy;
•	regional availability of refining capacity and inventories;
•	global and regional economic and political conditions and developments, including armed conflicts, terrorist activities, trade wars, tariffs embargoes and strikes;
•	currency exchange rates;
•
changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea and changes in the price of crude oil and changes to the West Texas Intermediate and Brent Crude Oil pricing benchmarks, and changes in trade patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•	environmental and other legal and regulatory developments;
•	government subsidies of shipbuilding;
•	construction or expansion of new or existing pipelines or railways;
•	weather and natural disasters;
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	developments in international trade, including those relating to the imposition of tariffs;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States and other key producers); and
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:
•	demand for alternative sources of energy;
•	the number of newbuilding orders and deliveries;
•	vessel casualties;
•	the recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service or laid up;
•	environmental concerns and regulations; and
•	port or canal congestion and weather delays; and
•	sanctions (in particular, sanctions on Iran and Venezuela, amongst others).

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, the current and expected purchase orders for newbuildings and the number of vessels being recycled. If the capacity of new tankers delivered exceeds the capacity of tankers being recycled or converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and earnings and available cash and our ability to comply with the covenants in our loan agreements.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Risks Related to Both Our Continued Operation in the Containership Sector and Our Nascent Operation in the Tanker Sector

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.

If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.
The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as rapidly growing public health concerns such as the recent COVID-19 outbreak. Due to the recent outbreak of COVID-19, since late February 2020, the financial markets in the U.S. have been in steep decline. If U.S and world economic conditions continue to weaken, the demand for energy, including oil and gas may be negatively affected. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. If global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may, among other things, not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom, or the U.K., from the European Union, or the EU, as described more fully below, and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP decreased to 6.1% for the year ending December 31, 2019 as compared to 6.6% for the year ending December 31, 2018 and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China, are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China and other countries came to a quick halt in early 2020. The outbreak of COVID-19 is a very negative development for the Chinese economy and has led to an economic contraction. We cannot assure you that the Chinese economy will not continue to contract in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China, which requires China to purchase over USD 50 billion of energy products, which, according to news sources, includes crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Vessel values may fluctuate, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results. In 2019 and 2018, we recognized $31.6 million and $20.7 million of impairment charges, respectively, for three and two of our vessels, respectively.

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

Rising fuel prices may adversely affect our profits.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In March 2020 the oil price fell to under $31 per barrel following OPEC's inability to reach an agreement in respect of oil production cuts. However, fuel may become much more expensive in the future, including as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. An increase in oil price in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.
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

Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.

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

We, or our in-house and third-party managers, may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on our ability, on the ability of Unitized Ocean Transport Limited, or UOT, our wholly-owned subsidiary which acts as our in-house manager, and on the ability of the third-party managers we appoint from time to time, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, UOT, or our third-party managers, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks and inherent operational risks of the tanker industry, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.
In addition, public health threats, such as COVID-19 (more fully described below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

The recent outbreak of COVID-19, a virus causing potentially deadly respiratory tract infections originating in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France and several other countries have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.
Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although our operations have not been affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse particularly if the pandemic continues to evolve into a severe worldwide health crisis.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, in the Gulf of Aden off the coast of Somalia, Sulu Sea and Celebes Sea and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports or operate in countries or territories that are subject to sanctions or embargoes imposed by the U.S. or other governments, it could result in fines or penalties imposed on us and adversely affect our reputation and the market for our common stock.
While none of our vessels called on ports located in countries or territories subject to country-wide or territory-wide sanctions or embargo laws during 2019 and through the date of this annual report, and although we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Further, although we endeavor to take precautions reasonably designed to ensure compliance with sanctions and embargo laws and regulations, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, it is possible that our vessels may call on ports located in countries or territories subject to sanctions and embargos on charterers' instructions and without our consent.  If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could adversely affected.
The sanctions and embargo laws and regulations of the United States and other applicable jurisdictions vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  U.S. government, the EU and/or other international bodies. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions or embargoes.  However, if we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.
If our, or our charterer’s, activities result in a sanctions violation, we could be subject to fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries or territories.
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

The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2019, we had $32.5 million outstanding under our loan facility with Nordea Bank Abp, Filial I Norge (“Nordea”) and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facility could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results. During 2019, the values of three of our vessels have been impaired as a result of either our impairment test exercise showing that their carrying values were not recoverable, or as a result of their classification as held for sale, and we recognized aggregate impairment losses of $31.6 million.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.

We and our current executive officers are defendants in a purported class action lawsuits pending in the U.S. District Court for the Eastern District of New York. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended.

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

Factors affecting our tanker charters may be found above, for example, in the risk factor entitled “The tanker industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in vessel values and in our earnings and available cash flow” and the risk factor entitled “An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.”

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

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our containerships or tanker vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Generally, we intend to selectively employ our vessels under short-, medium- or long-term time charters, or under voyage charters, which exposes us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping market and the overall financial condition of the counterparty. From time to time, we may enter into agreements to acquire vessels, and if the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
Our Chief Executive Officer does not, and our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary did not until February 2020, devote all of his time to our business, which may hinder our ability to operate successfully.

Our Chief Executive Officer is, and, until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, our Deputy Chief Executive Officer (since October 2019), Chief Financial Officer, Treasurer and Secretary was, involved in other business activities, such as the operation of Diana Shipping Inc., which we refer to as Diana Shipping or DSI. Our Chief Executive Officer is not and, our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary was not, until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, required to work full-time on our affairs. This may result in our Chief Executive Officer, and until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020 may have resulted in our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, spending less time than is necessary to manage our business successfully, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.  Furthermore, as described more fully below, certain of our now-resigned directors and executive officers, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Mrs. Semiramis Paliou, served as directors and/or executive officers of Diana Shipping during the period covered by this annual report.

The fiduciary duties of our Chief Executive Officer may conflict, and the fiduciary duties of our Deputy Chief Executive Officer, Chief Financial Officer and Treasurer and Secretary may have conflicted until February 2020, with those of the Chief Executive Officer of Diana Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, also serves as Chief Executive Officer of Diana Shipping; and until his resignation from such positions in February 2020 (as described below), our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Mr. Andreas Michalopoulos, also served as Chief Financial Officer and Treasurer of Diana Shipping. As a result, our Chief Executive Officer and Chairman of the Board has and, until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary had fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, our Chief Executive Officer might encounter, and until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary might have encountered situations in which his fiduciary obligations to Diana Shipping and us are in conflict. Additionally, as described more fully below, certain of our now-resigned directors and executive officers, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Mrs. Semiramis Paliou, served as directors and/or executive officers of Diana Shipping during the period covered by this annual report. Although Diana Shipping is contractually restricted from competing with us in the containership sector, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios; our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Mr. Andreas Michalopoulos. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

We recently underwent a transition with respect to certain of our directors and executive officers and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

At our 2020 annual shareholder meeting held on February 18, 2020, Mr. Andreas Michalopoulos was elected to our board of directors. Additionally, in February 2020, as part of a long-term management succession plan, Mr. Anastasios Margaronis resigned from his position as our President, Mr. Ioannis Zafirakis resigned as our Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. Our board of directors appointed Mr. Christos Glavanis and Ms. Aliki Paliou as directors to fill the vacancies created by Messrs. Anastasios Margaronis and Mr. Nikolaos Petmezas  resignations as directors in February 2020.  Our board of directors also appointed Mr. Michalopoulos as Secretary to replace Mr. Zafirakis, effective as of February 28, 2020. The above-referenced management succession plan also included the appointment of Mr. Andreas Michalopoulos to the position of Deputy Chief Executive Officer, as previously announced on October 31, 2019. While it is expected that Mr. Michalopoulos will eventually succeed Mr. Symeon Palios as Chief Executive Officer, Mr. Palios’ active role as our Chief Executive Officer and Chairman will be unchanged in the near term.

Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

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

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuate with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2019 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or to effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations and adding to our fleet at attractive points in the cycle. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable vessels for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;
•	obtain financing for our existing and new operations;
•	manage relationships with customers and suppliers;
•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;
•	integrate any acquired vessels successfully with our then-existing operations;
•	attract, hire, train, integrate and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;
•	identify additional new markets;
•	enhance our customer base;
•	improve our operating, financial and accounting systems and controls; and
•	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any new vessels could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares or debt issuances (with amortization payments), both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the “IMO 2020 Regulations”).  Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Currently, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels.  We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations.  Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand.  If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel.  Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.
Furthermore, although as of the date of this annual report, four months have passed since the IMO 2020 Regulations became effective, it is uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than anticipated difference in the costs between the two types of fuel, may cause us to fail to recognize anticipated benefits from installing scrubbers.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates.  Our operations and the performance of our vessels, and as a result our results of operations, face a host of challenges. These include concerns over higher costs, international compliance, and the availability of low-sulfur fuel at key international bunkering hubs such as Rotterdam and Singapore. In addition, we taking seriously concerns rose in Europe that certain blends of low-sulfur fuels can emit greater amounts of harmful black carbon than the high-sulfur fuels they are meant to replace. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies ―levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices.  Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operator to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to the (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recyclings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries.

Our market share may decrease in the future. If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
Regulations relating to ballast water discharge came into effect during September 2019 and may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017.  We currently have 4 tanker vessels that have to install a ballast water management system or otherwise meet the D-2 (discharge) standard during their renewal survey linked to the ship's International Oil Pollution Prevention Certificate after 8 September 2019, where costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs which may adversely affect our profitability.
Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.
We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

In addition, changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.
Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Adverse market conditions could cause us to breach covenants in our credit facility and adversely affect our operating results.
The market values of tankers and container vessels have generally been depressed. The market prices for tankers and container vessels declined significantly from historically high levels reached in early 2008, remained at relatively low levels and started recovering only recently. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facility. Our credit facility generally requires that the fair market value of the vessels pledged as collateral never be less than 135% of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2019 and as of the date of this annual report.
A decrease in vessel values could cause us to breach certain covenants in our existing credit facility and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for oil and oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Relating to our Common Shares

The market price of our common shares is subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.

Our common shares commenced trading on the Nasdaq Global Market on January 19, 2011. Since January 2, 2013, our common shares have traded on the Nasdaq Global Select Market and since March 6, 2020 our common shares have traded on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue. The Nasdaq Capital Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

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

The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	the failure of securities analysts to publish research about us, or analysts to make appropriate changes in their financial estimates;
•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
•	variations in quarterly operating results;
•	general economic conditions;
•	terrorist or piracy acts;
•	future sales of our common shares or other securities; and

•	investors’ perception of us and the international containership and tanker sector.

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

The market price of our common shares has recently declined significantly, and our common shares could be delisted from the Nasdaq Capital Market or trading could be suspended.

On May 22, 2017, we received a notification of deficiency from The Nasdaq Stock Market, or Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. Additionally, on July 31, 2017, we received a second notification of deficiency from Nasdaq stating that the market value of our publicly held shares fell below the $5,000,000 minimum requirement for listing on the Nasdaq Global Select Market for 30 consecutive business days. We regained compliance with both deficiencies within the prescribed grace period for each of 180 calendar days by effecting reverse stock splits of our common shares. On January 10, 2019, we received another notification of deficiency from Nasdaq, stating that because the closing bid price of our common stock was below the minimum $1.00 per share for 30 consecutive business days, we are not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until July 9, 2019 and we regained compliance with the foregoing deficiency within the prescribed grace period of 180 calendar days. On September 6, 2019, we received another notification of deficiency from Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. On March 5, 2020, Nasdaq approved our application to list our common stock on the Nasdaq Capital Market and our securities were transferred to Nasdaq Capital Market at the opening of business on March 6, 2020. Also, on March 5, 2020, Nasdaq granted us an additional 180 calendar days, until August 31, 2020, in order to regain compliance with the bid price requirement. We intend to cure this deficiency within the prescribed grace period. See “Item 4. Information on the Company—A. History and Development of the Company.”

A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume. Additionally, fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

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

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, as well as our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international containership and tanker sector is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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

In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and certain series of our preferred stock, and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Any additional preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stock or lenders with respect to our credit facilities and other borrowings.

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

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 50,520,385 shares were issued and outstanding as of the date of this annual report.

We may offer and sell our common stock or securities convertible into our common stock from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part with equity financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500 million common shares and 25 million preferred shares, each with a par value of $0.01 per share. Therefore, subject to the rules of The Nasdaq Capital Market that are applicable to us, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

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

Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly-owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Container Carriers (USA) LLC, established in July 2014, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of our Internet site is http://www.pshipping.com/.

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

On March 30, 2020, our ticker symbol on Nasdaq has changed from “DCIX” to “PSHG”.

Business Development and Capital Expenditures and Divestitures

In March 2017, we completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, we completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited, or Kalani, an entity not affiliated with us, pursuant to a Securities Purchase Agreement. In connection with the private placement, we entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. In 2017, we received gross proceeds of $3.0 million from the sale of the 3,000 Series B-1 convertible preferred shares. Additionally, 29,500 preferred warrants were exercised during the period for the sale of an equal number of Series B-1 and Series B-2 preferred shares, and we received $29.5 million of gross proceeds for these shares until December 31, 2017. In 2017, from the 32,500 Series B preferred shares issued, 32,211 preferred shares were converted to 4,049,733 common shares and 289 Series B preferred shares remained outstanding as of December 31, 2017. In 2018, we received $17.5 million of gross proceeds from the exercise of 17,490 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, in 2018, 17,529 Series B-2 convertible preferred shares were converted to 10,250,265 common shares, thus leaving 250 Series B-2 convertible preferred shares outstanding on December 31, 2018.  In 2019, we received $6.5 million of gross proceeds from the exercise of 6,470 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, in 2019, 5,220 Series B-2 convertible preferred shares were converted to 7,100,510 common shares, thus leaving 1,500 Series B-2 convertible preferred shares outstanding on December 31, 2019. Subsequent to December 31, 2019 and up to April 6, 2020, 1,100 Series B-2 convertible preferred shares were converted to 1,952,152 common shares, thus leaving 400 Series B-2 convertible preferred shares outstanding on April 6, 2020. On April 7, 2020, we entered into an agreement with Kalani and repurchased and cancelled all of our outstanding Series B-2 convertible preferred stock – see below.

In May 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our then outstanding loan with DSI, thus leaving an outstanding principal balance of $42.4 million on such loan. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with our common shares, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates did not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders. As of December 31, 2019, 100 shares of Series C Preferred Stock remained outstanding. On March 26, 2020, we repurchased all 100 shares of Series C Preferred Stock outstanding from DSI and cancelled them- See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”
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

In January 2019, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares, or the First Share Repurchase Program. The timing and amount of any repurchases would be determined by our management team, and would depend on market conditions, capital allocation alternatives, applicable securities laws and other factors. The board of directors’ authorization of the First Share Repurchase Program was effective immediately and expired on December 21, 2019. No common shares were repurchased as part of this program until its expiration.

In January 2019, we announced that we received written notification from The Nasdaq Stock Market LLC, or Nasdaq, dated January 10, 2019, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until July 9, 2019. We regained compliance on April 4, 2019 and thus cured this deficiency within the prescribed grace period.

In February 2019, we issued 5,747,786 restricted common shares as a one-time special award to the executive management and the non-executive directors, pursuant to our board of directors’ decision of February 15, 2018, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The fair value of the award is $5.0 million and the number of shares issued was based on the share closing price of February 15, 2019. One third of the shares vested as of the issuance date and the remainder two thirds will vest ratably over two years from the issuance date.

In February 2019, the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at our Annual Meeting of Shareholders approved an amendment to our Amended and Restated Articles of Incorporation to change our name to “Performance Shipping Inc.”, which was effected on February 25, 2019.  Our common shares traded on the NASDAQ stock exchange under the ticker “DCIX” until March 30, 2020, whereupon they commenced trading under the ticker “PSHG.”

In June and November 2019, under two separate transactions, we acquired the entities Taburao Shipping Company Inc., Tarawa Shipping Company Inc. and Rongelap Shipping Company Inc., which were affiliated with our CEO and Chairman, Mr. Symeon Palios, for an aggregate purchase price of $21.0 million. Prior to their acquisition by us, each of the three newly-acquired entities had signed contracts to purchase one Aframax tanker vessel each, the Blue Moon, the Briolette and the P. Fos (ex Virgo Sun) from unaffiliated third party sellers for a purchase price of $30.0 million, $30.0 million and $26.0 million respectively, and had paid advance deposits of $8.0 million, $2.0 million and $11.0 million, respectively, in connection therewith. In exchange for the acquisition of the aforementioned entities, we agreed to pay a price equal to the aggregate deposits previously paid to the vessels’ sellers. We paid the $21.0 million aggregate purchase price for the previously signed contracts of the Blue Moon, the Briolette and the P. Fos (ex Virgo Sun) in our common shares. Both transactions, which were unanimously approved by the disinterested members of our board of directors, resulted in the issuance of an aggregate number of 21,709,474 of our common shares during 2019.

Also in June 2019, we entered into Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement, dated as of August 28, 2016, by and between the Company and Computershare Trust Company, N.A., or the Rights Agreement, to amend the definition of “Acquiring Person” set out in the Rights Agreement.

In July 2019, we, through Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. (the “Initial Borrowers”), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million. The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette, discussed above.

In August and November 2019, we took delivery of the tanker vessels Blue Moon and Briolette respectively, and drew down the maximum amount of $16.5 million for each vessel, according to the Nordea loan agreement terms.

In August and September 2019, we entered into two memoranda of agreement to sell the container vessels Pamina and Pucon to unrelated parties, for an aggregate sale price of $29.0 million, net of commissions. The vessels were delivered to their new owners in October and November 2019, respectively.

In September 2019, we announced that we received written notification from The Nasdaq Stock Market LLC, or Nasdaq, dated September 6, 2019, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until March 4, 2020. On March 5, 2020, NASDAQ approved our application to list our common stock on the NASDAQ Capital Market and our securities were transferred to NASDAQ Capital Market at the opening of business on March 6, 2020. Moreover, NASDAQ notified us that in connection with the transfer of our securities to the NASDAQ Capital Market, we were granted an additional 180 calendar days, until August 31, 2020, in order to regain compliance with the minimum $1.00 bid price per share requirement.

In December 2019, we, through the “Initial Borrowers” and Rongelap Shipping Company Inc. (collectively “the Borrowers”), entered into an amended and restated loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million.  The purpose of the amended agreement is to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos (ex Virgo Sun), discussed above. The amended agreement includes substantively identical terms to the initial agreement of July 2019, discussed above, in all other respects.

In January 2020, we took delivery of the tanker vessel P. Fos (ex Virgo Sun) and drew down the maximum amount of $14.0 million under the amended loan agreement with Nordea, as discussed above.

Also, in January 2020, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of the repurchases is determined by our management team, and depends on market conditions, capital allocation alternatives, applicable securities laws and other factors. From inception on January 29, 2020 and until April 9, 2020, we have repurchased 452,768 common shares of $0.4 million aggregate gross value. We cancel all common shares repurchased as part of this program. Our board of directors’ authorization of the repurchase program will expire on December 21, 2020.

Also in January 2020, we contracted to sell to unaffiliated parties the container vessel Rotterdam, for a gross sale price of $18.5 million. The vessel was delivered to her new owners on April 1, 2020.

In February 2020, we contracted to acquire from unaffiliated parties the tanker vessel P. Kikuma (ex FSL Shanghai), for a gross sale price of $26.0 million. The vessel was delivered to us on March 30, 2020 and we funded its acquisition cost with cash on hand and bank financing – see below.

On February 18, 2020, the election of Mr. Andreas Michalopoulos as Class I Director of the Company was approved by the requisite vote at our 2020 Annual General Meeting of Shareholders, or the 2020 Annual Meeting. Also effective as of the date of the 2020 Annual Meeting, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas and Mr. Ioannis Zafirakis have resigned from our board of directors due to other business commitments. Our board of directors appointed Mr. Christos Glavanis and Mrs. Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Mr. Glavanis was also appointed as Chairman of the Compensation Committee. Finally, also effective February 28, 2020, Mr. Anastasios Margaronis has resigned from his position as our President, Mr. Ioannis Zafirakis has resigned as our Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou has resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. On the same date, Mr. Michalopoulos has been appointed to replace Mr. Zafirakis as Secretary. Since October 31, 2019, Mr. Andreas Michalopoulos also holds the position of Deputy Chief Executive Officer.

On March 1, 2020, we early terminated our Brokerage Agreement with Steamship Shipbroking, which was originally due to expire on March 31, 2020, at no cost.

On March 20, 2020, we signed the second amendment and restatement loan agreement with Nordea, which increases the maximum loan amount to $59.0 million. The purpose of the amended loan facility is to additionally finance the acquisition cost of the vessel P. Kikuma (ex FSL Shanghai), described above, by $12.0 million. The second amendment and restatement loan agreement includes substantively identical terms to the previous loan agreement of December 2019. On March 26, 2020, we drew down the amount of $12.0 million in anticipation of the vessels’ P. Kikuma delivery – see above.

On March 23, 2020, the disinterested members of our board of directors approved the repurchase of all of the shares of our Series C Preferred Stock, held by DSI since 2017, for a purchase price of $1.5 million. Our board of directors had previously obtained from an independent third party a fairness opinion for the transaction. On March 25, 2020 we agreed with DSI for the re-purchase of the shares and on March 26, 2020 we paid the purchase price of $1.5 million and cancelled all of the shares of our Series C Preferred Stock. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”
On March 30, 2020, our ticker symbol on Nasdaq has changed from “DCIX” to “PSHG.”

On April 7, 2020, we entered into an agreement with Kalani and re-purchased all 400 outstanding Series B-2 convertible preferred shares, discussed above, for a purchase price of $0.4 million. We cancelled these shares upon the conclusion of the transaction.

B.	Business overview

We are a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010. We were founded to own containerships and pursue containership acquisition opportunities.  In August 2019 our first tanker vessel was delivered and since then we have expanded our fleet of tanker vessels.

As of the date of this report, our fleet consists of four Aframax tanker vessels, with a combined carrying capacity of 440,703 DWT and a weighted average age of 10.9 years and also of one Panamax containership, with a carrying capacity of 3,739 TEU and an age of 19.1 years.  As of December 31, 2019, our fleet consisted of two Aframax tanker vessels, with a combined carrying capacity of 209,211 DWT and a weighted average age of 8.5 years and also of one Panamax and one Post-Panamax containerships, with a combined carrying capacity of 10,233 TEU and a weighted average age of 14.1 years.

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

During 2019, 2018 and 2017, we had a fleet utilization of 92.4%, 95.3%, and 75.9%, respectively, our vessels achieved a daily time charter equivalent rate of $15,435, $10,639, and $5,320, respectively, and we generated voyage and time charter revenues of $26.8 million, $25.6 million and $23.8 million, respectively.

Set forth below is summary information concerning our fleet as of April 9, 2020.

Fleet Employment Profile (As of April 9, 2020)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
BUILT CAPACITY
4 Aframax Tanker Vessels
BLUE MOON	Spot	-	-	-	- - -
2011 104,623DWT
BRIOLETTE	Spot	-	-	-	- - -
2011 104,588DWT
P. FOS	Spot	-	-	-	- - -
2007 115,577DWT
P. KIKUMA	Spot	-	-	-	- - -
(ex FSL Shanghai)
2007 115,915DWT

1 Panamax Container Vessel

DOMINGO	$11,850	3.50%	CMA CGM	15-Jan-20	6-Apr-20
	$10,500	3.50%		6-Apr-20	29-Jun-20
2001 3,739TEU

* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

Potential Conflicts of Interest

Our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, also acts as the Chief Executive Officer and Chairman of the Board of Diana Shipping.  Our Chief Executive Officer has fiduciary duties to manage our business in a manner beneficial to us and our shareholders, and also has fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, our Chief Executive Officer may encounter situations in which his fiduciary obligations to Diana Shipping and us are in conflict. Furthermore, although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the dry bulk carrier sector, which limits our ability to expand our operations. Additionally, our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Mr. Andreas Michalopoulos, served as Director, Chief Financial Officer and Treasurer of Diana Shipping until his resignation from such positions at Diana Shipping Inc. in February 2020. Furthermore, as described more fully below, certain of our now-resigned directors and executive officers, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Mrs. Semiramis Paliou, served as directors and/or executive officers of Diana Shipping during the period covered by this annual report.
Management of Our Fleet

The business of Performance Shipping Inc. is the ownership of vessels.  Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets.  The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, have been carried out since March 1, 2013, by UOT, our in-house fleet manager. Pursuant to an Administrative Services Agreement, we pay to UOT a fixed monthly administrative fee of $10,000, in exchange for providing us with accounting, administrative, financial reporting and other services necessary for the operation of our business. In addition, in exchange for providing us with commercial and technical services, we pay to UOT a commission of 2.00% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation and a fixed monthly fee of $7,500 for laid-up vessels, if any. For as long as part of the management services is assigned to third-party managers (see below), we pay to UOT a reduced monthly management fee in the range of $1,000 to $5,000, and a commission of 1.00% or 2.00% of our gross revenues, depending on the level of involvement of the third-party managers. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Moreover, in August 2019, upon delivery of the tanker vessel Blue Moon, we appointed Maersk Tankers A/S (“Maersk Tankers”), an unaffiliated entity, to provide commercial and technical management services for the vessel on a temporary basis. The commercial and technical services provided to the vessel Blue Moon were terminated in December 2019 and February 2020, respectively. Also, in November 2019, upon delivery of the tanker vessel Briolette, we also appointed Maersk Tankers to provide technical management services for the vessel on a temporary basis.  For as long as Maersk Tankers were providing commercial management services to the vessel Blue Moon, they received a daily fee of $275 per vessel plus 1.25% commission on the vessel’s gross income. For the technical management services that Maersk Tankers provided to the vessel Blue Moon until February 2020, and for the technical management fees they still provide to Briolette, they receive a daily fee of $570 per vessel. When we terminate the commercial and/or technical management agreements with Maersk, UOT is appointed to provide these services to our tanker vessels, for the fees and commissions described above.

Furthermore, in late December 2019, UOT has appointed Diana Wilhelmsen Management Limited (“DWM”), to provide management services to our container vessels Rotterdam and Domingo. DWM was an affiliated entity to us until February 2020 . See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For the technical management services, we pay to DWM a fixed management fee of $9,000 per month. DWM has provided commercial management services to our two container vessels until March 1, 2020, for a fixed fee of $5,000 per month and 1.00% commissions on the vessels’ gross income, and on March 1, 2020, the commercial agreements were terminated.  Upon termination of the commercial management services by DWM, UOT was appointed to provide these services to our container vessels, for the fees and commissions described above.

From 2016 to 2018, in addition to the management services provided by UOT, we have also appointed Wilhelmsen Ship Management LTD, an unaffiliated third party, to provide specific management services in relation to the laying-up for a fixed monthly fee for each laid-up vessel.
Business Strategy

Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:
Fleet
Acquire high quality vessels throughout the shipping cycle: At times when we have sufficient funds and we are not restricted by our lenders or by any other party from doing so, we will seek to provide attractive returns to our investors by making accretive acquisitions of high quality vessels in the secondhand market, including from shipyards and lending institutions. Over time, we expect that asset prices and charter rates will increase and that we will continue to seek to make acquisitions that meet our investment criteria. Because members of our senior management team have successfully navigated previous market cycles, we believe that we have the experience and discipline to capitalize on market movements. We aim to grow our fleet through selective acquisitions of secondhand vessels. However, as industry dynamics change, we might also opportunistically enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria. When evaluating acquisitions, we expect to consider and analyze our expectation of fundamental developments in the seaborne transportation, changes in trading patterns, the cash flow earned by the target vessel relative to its value, as well as its condition and technical specifications.
Commercial
Strategically deploy our vessels in order to optimize the opportunities in the time charter and spot market. We intend to actively monitor market conditions, charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. Depending on market conditions, in the future we might enter into a mixture of charter types (short or long-term time charters or spot voyages), at rates that compare favorably to historical averages, shielding us from charter rate decreases and cyclical fluctuations. We believe that maintaining staggered charter maturities will provide us with a base of strong, visible cash flows with the flexibility to capitalize on favorable market conditions, and that employing part of our fleet in the spot market will enable us to capture increased profit margins during periods of improved charter rates.

Leverage Established Commercial Relationships.  We expect to capitalize on our commercial and technical management team’s long-standing relationships with leading charterers. We believe that our experienced management team can assist us in securing employment for our vessels and provide us with an established and diverse customer base in both western and eastern hemisphere geographical basins.
Management
Significant Management Expertise. We believe that our executive management team has extensive public company and vessel operations experience. In the competitive shipping market, charterers are typically focused on the quality of vessel operators and we believe that our wholly- owned subsidiary fleet manager, UOT, has a reputation as a respected commercial and technical manager. The long experience of our executive, commercial and technical management team gives us confidence that we have established relationships with charterers, financial institutions, insurers, suppliers, ship repair yards and other industry participants.  We believe that these relationships will assist us in further developing our position as a sought-after business partner with our charterers and provide access to attractive acquisition opportunities.
Highly Efficient Operations.  We believe that the skills of our executive management team, backed by an experienced commercial and technical team, can position us as a cost-efficient and reliable company, due to the quality and maintenance standards of our fleet.  We intend to actively monitor and seek to control vessel operating expenses without compromising the quality of our vessels by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members and taking advantage of the economies of scale that we expect to enjoy when we acquire additional vessels.
Financial
Equity Capital Reliance and Low Leverage Strategy.  We believe that maintaining a low level of indebtedness will allow us to operate in adverse market conditions. Going forward, we expect to rely on follow-on offerings of shares of our common stock to fund the acquisition of additional secondhand vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. We expect the issuance of shares of our common stock to grow our fleet and increase our market capitalization, the trading activity for the shares of our common stock and the number of such shares held by non-affiliated shareholders, but there can be no assurances that such increases will materialize. In addition, our reliance on follow-on offerings of our shares of common stock may significantly dilute existing shareholders.
Governance
In-House Management. We wholly own the subsidiaries that own the vessels comprising our fleet. Our executive management team’s responsibilities include working to ensure the implementation of our business strategy, general corporate oversight, interfacing with financial markets and supervising the commercial and technical management teams.  The commercial and technical management of our fleet, as well as the provision of administrative services relating to the fleet’s operations, have been carried out since March 1, 2013, by our wholly-owned subsidiary, UOT, our fleet manager, while third party managers may be appointed from time to time to provide management services, usually on a temporary basis. For accounting and administrative purposes only, in exchange for providing us with commercial and technical services, we pay UOT certain fees and commissions. These amounts payable to UOT are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Transparent Corporate Structure. In addition to performing all management functions in-house, we maintain a majority independent board of directors comprising of individuals with extensive experience in all aspects of our business. Members of our executive, commercial and technical management teams, with the exception of our Chairman and Chief Executive Officer, do not have any duties related to other public or private shipping companies. During the period covered by this annual report, our Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Mr. Andreas Michalopoulos, served as Director, Chief Financial Officer and Treasurer of Diana Shipping until his resignation from such positions at Diana Shipping in February 2020.  Furthermore, certain of our now-resigned directors and executive officers, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Mrs. Semiramis Paliou, served as directors and/or executive officers of Diana Shipping during the period covered by this annual report.  As described elsewhere in this annual report, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Mrs. Semiramis Paliou resigned from such positions at Performance Shipping Inc. in February 2020. (Please see “Item 4. Information on the Company—A. History and Development of the Company.”)
Our Customers

Our customers include national, regional, and international companies, such as CMA CGM, Hyundai Merchant Marine Co Ltd., Orient Overseas Container Line Ltd. and Wan Hai Lines (Singapore) Pte Ltd. During 2019, five of our charterers accounted for 81% of our revenues: Wan Hai Lines (Singapore) Pte. Ltd (31%), Hyundai Merchant Marine Co Ltd., (11%), CMA CGM (16%), Orient Overseas Container Line Ltd (10%) and Lukoil Asia Pacific (13%). During 2018, three of our charterers accounted for 80% of our revenues: CMA CGM (19%), Orient Overseas Container Line Ltd (32%) and Wan Hai Lines (Singapore) Pte. Ltd (29%). During 2017, three of our charterers accounted for 77% of our revenues: Hapag-Lloyd AG (18%), Orient Overseas Container Line Ltd (24%) and CMA CGM (35%). We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment.
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
The Tanker Shipping Industry

The oil tanker shipping industry constitutes a vital link in the global energy supply chain, in which tanker vessels play a critical role by carrying large quantities of crude oil. The rationale behind this is that only tanker vessels can carry crude oil from one continent to the other and across the oceans based on practical and economical terms. The shipping of crude oil is the only transportation method that implies the lower cost per oil barrel compare to other methods such as pipelines.

Αn oil tanker shipping company earns revenues by the freight rates paid for transportation capacity. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.
Types of Crude Tanker Vessels
The main categories of crude tanker vessels are:
•
VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean.

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

Tanker Newbuilding Prices
The factors which influence new-built prices include ship type, shipyard capacity, demand for ships, “berth cover”, i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.
Tanker Secondhand Prices
Second-hand prices are primarily driven by trends in the supply and demand for vessels capacity. During extended periods of high demand, as evidenced by high charter rates, secondhand vessel values tend to appreciate and during periods of low demand, evidenced by low charter rates, vessel values tend to decline. Vessel values are also influenced by age and specification and by the replacement cost (new-built price) in the case of vessels up to five years old.

The sale and purchase (S&P) market, where vessels are sold and bought through specialized brokers, determines vessel values on a daily basis. The S&P market is transparent and liquid with a significant number of vessels changing hands annually.

Values for younger vessels tend to fluctuate on a percentage basis less than values for older vessels. This is due to the fact that younger vessels with a longer remaining economic life are less susceptible to the level of charter rates than older vessels with limited remaining economic life.
The Crude Oil Tanker Freight Market
Charter Types
Employment of oil tankers occurs through the following chartering options:
Bareboat Charter: In this charter type vessels are usually employed for several years. All voyage related costs such as bunkers, port dues and daily operating expenses are paid by the charterer. The owner of the vessel is entitled to monthly charter hire payments and covers the capital cost associated to the vessel.
Time Charter: Involves the use of the vessel for a number of months or years or for a trip between specific delivery and redelivery positions. The charterer covers all voyage related costs while the owner receives monthly charter hire payments on a per day basis and pays all operating expenses and capital costs of the vessel.
Spot or Voyage Charter: Vessels are used for a single voyage for the carriage of a specific amount and type of cargo on a load port to discharge port. Owner covers the repositioning cost of the ship as well as all expenses namely voyage, operating and capital costs of the ship.
Tanker Charter Rates
The main factors affecting vessel charter rates are primarily the supply and demand for tanker shipping.  The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle, but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (fuel consumption, speed), the price of new-built and secondhand ships (buying as an alternative to chartering ships) and market conditions.
Environmental and Other Regulations in the Shipping Industry
International, Federal, State and local regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled rigorous inspections. These entities include the local port authorities (applicable national authorities such as the Ports State Controls (PSC) or United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and particularly the charterers through the SIRE inspection regime and terminal inspections. SIRE inspection program stands for: Ship Inspection Report and is a comprehensive, worldwide inspection regime utilizing inspectors with common training and oversight, to inspect oil tankers, chemical tankers and gas carriers, based on a standardized set of questions and requirements known as the SIRE Vessel Inspection Questionnaire. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is not only in substantial compliance but also exceeds applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020.

These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

We incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. Our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We and our technical management team have developed a functional Safety Management System (SMS), conforming to the requirements of the ISM Code, which includes a safety and environmental protection policy, safe operating procedures, defined levels of authority, procedures for internal audits etc. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”), renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. All of our vessels have obtained Anti-fouling System Certificates in accordance to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels has a valid Safety Management Certificate (SMC) in accordance to ISM Code a document issued to the vessel, which signifies that the Company and its shipboard management operate in accordance with the approved Safety Management System; However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 (“OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’S territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). Also effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company’s Safety Management System details all the important operational practices, guidelines and procedures that are to be followed in order to ensure compliance with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.”  The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

Compliance with the EPA, U.S Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  Company’s Safety Management System establishes working and living standards for all seafarers working onboard that exceed MLC 2006 requirements. All our vessels have been issued the MLC Certificate following, surveys, inspections, paperwork and approval by the registered flag state.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example:

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
All vessels have been issued with ISSC which is subject to Verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society recognized by its country of registry and member of the International Association of Classification Societies, the IACS. The classification society certifies that a vessel is constructed to specific structural standards and carries out regular surveys throughout vessel’s service life to ensure continuing compliance with the standards. The Classification Certificate issued is required to enable vessel’s owner to register the ship and to obtain Marine Insurance on the ship. Commercially, it is required to be produced before a vessel’s entry into ports or waterways and is of interest to Charterers and potential Buyers. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by IACS recognized Classification Societies (e.g., Bureau Veritas, Lloyd's Register of Shipping).

The Class and Statutory Certificates need to be renewed every 5 years. A vessel must undergo a cycle of 5-years surveys consisting of periodical surveys, such as annual and intermediate surveys, and special or renewal surveys. Periodical Surveys are carried out to confirm vessel’s compliance to Rules and Regulations. In the scope of ensuring vessel’s construction integrity a docking survey is required twice in the 5-years Certificates validity and without exceeding 36 months interval period. Vessels younger than 15 years old can be exempted from the intermediate docking survey by an Underwater Inspection to Class acceptance. In lieu of a special survey, vessel’s Machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. In addition Hull and Construction are surveyed and tested, resulting in the renewal of Class and Statutory Certificates. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance Coverage
General

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company’s vessels are entered. To the extent we experience supplemental calls; our policy is to expense such amounts.

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

Our in-house fleet manager, UOT, rents our office space from unrelated third parties and owns office furniture and equipment. In December 2014, UOT also acquired, jointly with two other related parties, a plot of land in Athens, Greece. The plot of land is under the common ownership of the joint purchasers.

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

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs and other miscellaneous expenses, and we also pay management fees and commissions to one or more managers and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

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

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Ownership days	1,516	2,307	4,178
Available days	1,516	2,284	4,155
Operating days	1,401	2,177	3,152
Fleet utilization	92.4%	95.3%	75.9%
Time charter equivalent (TCE) rate (1)	$15,435	$10,639	$5,320
Daily operating expenses	$7,468	$6,698	$5,441

(1)	Please see “Item 3. Key Information – A. Selected Financial Data” for a reconciliation of TCE to GAAP measures.

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the shipping industry; and

•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed either on time charters or on spot voyages. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2020, we expect our revenues to increase as we further expand our fleet and as the tankers’ market shows signs of improvement, unless we face unpredictable losses of revenues as a result of the COVID-19 pandemic which is currently evolving.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 0% to 5% of the total daily charter hire rate of each charter to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. Our third party managers, receive commissions from 1.00% to 1.25% on the gross revenues of the vessels they provide commercial services to. For 2020, we expect our voyage expenses to follow the same trend with our voyage and time charter revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. Separately, we obtain operating expenses budgets from the third party managers we appoint from time to time to provide full or partial management services to our vessels.  We monitor the performance of UOT and the third party managers by comparing actual vessel operating expenses with the operating expense budget for each vessel. For 2020, we expect our vessel operating expenses to increase as we further expand our fleet.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives which we estimate to be 25 years for the tankers - and 30 years for the containers, from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker and containership industry. For 2020, we expect depreciation expense to increase as we further expand our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, until March 1, 2020, under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2020, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2019, our outstanding debt amounted to $32.5 million and until the date of this annual report, we have drawn down another $26.0 million to fund our newly-acquired tanker vessels. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2020, we expect interest and finance expenses to increase due to increased average debt.

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
See “Item 3. Key Information – D. Risk Factors” for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2019, we recorded impairment charges for three of our vessels as a result of their classification as held for sale during the year, or due to our impairment test exercise indicating that their carrying values were not recoverable. For the same reasons, in 2018, we recorded impairment charges for two of our vessels.

Based on: (i) the carrying value of each of our vessels as of December 31, 2019, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2019, the aggregate carrying value of all the vessels in our fleet as of December 31, 2019 did not exceed their aggregate charter-free market values.  Similarly, based on: (i) the carrying value of each of our vessels as of December 31, 2018, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2018, the aggregate carrying value of two vessels in our fleet as of December 31, 2018 exceeded their aggregate charter-free market value by approximately $34.8 million, as noted in the table below.

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

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under “Item 3. Key Information – D. Risk Factors” entitled "Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels.”

					Carrying Value (in millions of US dollars)
Vessel		TEU	DWT	Year Built	At December 31, 2019	At December 31, 2018
1	Domingo	3,739		2001	5.0	5.0
2	Pucon	6,541		2006	-	38.4 *
3	Pamina	5,042		2005	-	9.2
4	Rotterdam	6,494		2008	18.5	33.3*
5	Blue Moon		104,623	2011	29.5	-
6	Briolette		104,588	2011	29.9	-
	Vessels' Net Book Value				82.9	85.9
_______________________________
*
Indicates vessels for which we believe, as of December 31, 2018, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $34.8 million.

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

Accounting for Voyage and Time Charter Revenues and Related Expenses

Since our vessels are employed under time and voyage charter contracts, we disaggregate our revenue from contracts with customers by the type of charter (time charters and spot charters).

We have determined that all of our time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without owner's crew and other operating services. In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We, as a lessor, elected to apply the practical expedient which allowed us to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, unearned revenue represents cash received prior to the balance sheet date for which related service has not been provided.

Spot, or voyage, charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. We have determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, our voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents form of variable consideration and is recognized as the performance obligation is satisfied.

Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfillment costs (mainly consisting of bunkers expenses and port dues) and are incurred by us from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfillment costs, operating expenses and charter hire expense are expensed when incurred.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on our management’s estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Recent economic and market conditions have had broad effects on participants in a wide variety of industries. The current conditions in the shipping market, including low charter rates and vessel market values, are conditions that we consider indicators of a potential impairment. Management also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical (excluding years with extraordinary figures) and estimated vessels’ performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 98% in our exercise, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with our historical performance and our expectations for future fleet utilization under our current fleet employment strategy. The review of the vessel’s carrying amounts in connection with the estimated recoverable amounts for 2019 and 2018 indicated impairment charges for certain of our vessels, amounting to $31.6 million and $20.7 million, respectively.

Results of Operations
	For the Years Ended December 31,
	2019	2018	variation	% change
	in millions of U.S. dollars
Voyage and time-charter revenues	26.8	25.6	1.2	5%
Voyage expenses	(3.4)	(1.3)	(2.1)	162%
Vessel operating expenses	(11.3)	(15.5)	4.2	-27%
Depreciation and amortization of deferred charges	(3.7)	(4.9)	1.2	-24%
Management fees	(0.2)	-	(0.2)	-
General and administrative expenses	(8.2)	(8.0)	(0.2)	3%
Impairment losses	(31.6)	(20.7)	(10.9)	53%
Loss on vessels' sale	(0.1)	(16.7)	16.6	-99%
Foreign currency (gains) / losses	-	-	-	-
Interest and finance costs	(0.7)	(11.5)	10.8	-94%
Interest income	0.3	0.1	0.2	200%
Net loss	(32.1)	(52.9)	20.8	-39%

Year ended December 31, 2019 compared to the year ended December 31, 2018

Net Loss.  Net loss for 2019 amounted to $32.1 million, compared to a net loss of $52.9 million for 2018. The loss for 2019 includes $31.6 million in impairment charges for three vessels and $0.1 million of aggregate loss in connection with the sale of two vessels. The loss for 2018 includes $20.7 million in impairment charges for two vessels, $16.7 million of aggregate loss in connection with the sale of seven vessels, and $11.5 million of interest and finance costs incurred for our then outstanding loans with related and unrelated parties.

Voyage and Time Charter Revenues.  Voyage and Time charter revenues in 2019 amounted to $26.8 million, compared to $25.6 million in 2018. The voyage and time charter revenues increased, mainly due to the revenues contributed by the tanker vessels Blue Moon and Briolette, acquired in August and November 2019, respectively, and the increase was partially off-set by the decreased revenues derived following the gradual sale of the container vessels March, Great, New Jersey, Sagitta, Centaurus, Puelo, Hamburg , Pamina and Pucon, from March 2018 to November 2019.

Voyage Expenses. Voyage expenses for 2019 amounted to $3.4 million, compared to $1.3 million in 2018. Voyage expenses mainly consist of bunkers costs, port and canal expenses and commissions paid to third party brokers. The increase in voyage expenses in 2019 compared to 2018 was mainly due to significantly increased bunkers costs and port and canal expenses incurred, as a result of the employment of our tanker vessels in spot voyages, in which these costs are on the owners’ account. Commissions remained in 2019 at the same levels as in 2018.

Vessel Operating Expenses. Vessel operating expenses amounted to $11.3 million in 2019, compared to $15.5 million in the prior year and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and lay-up expenses. The decrease in vessel operating expenses in 2019 was attributable to the decrease in the size of our fleet, although almost all major categories of operating expenses have increased on a daily basis. The main average daily increases are reflected in the repairs, maintenance and crew costs, due to increased vessels’ maintenance needs in 2019 compared to 2018.

Depreciation and Amortization of Deferred Charges.  Depreciation and amortization of deferred charges for 2019 amounted to $3.7 million, compared to $4.9 million in 2018 and mainly represents the depreciation expense of our vessels and the amortization charge of dry-docking costs for vessels. In 2019, depreciation expenses decreased, mainly as a result of the decrease in the size of our fleet.

General and Administrative Expenses.  General and administrative expenses for 2019 amounted to $8.2 million, compared to $8.0 million in 2018 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The slight increase in general administrative expenses was mainly attributable to increased directors and officers insurance expense and compensation cost of restricted stock awards, and was partially counterbalanced by decreased audit and legal fees and decreased taxes connected with the payroll of the office employees.

Impairment Losses. Impairment losses in 2019 and 2018 amounted to $31.6 million and $20.7 million, respectively, and represent non-cash impairment charges recorded for the vessels Pucon, Pamina  and Rotterdam in 2019, and for the vessels Hamburg and Pamina in 2018, The impairment charges were recorded as the Company’s assessment concluded that the book values of the respective vessels were not recoverable, or due to the vessel’s classification as held for sale during the year under consideration.

Loss on Vessels’ Sale. In 2019, loss on vessels’ sale amounted to $0.1 million and relates to the sales of the vessels Pamina and Puelo in October and November 2019, respectively. In 2018, loss on vessels’ sale amounted to $16.7 million and relates to the sales of the vessels March, Great, New Jersey, Sagitta, Centaurus, Puelo and Hamburg from March to July 2018, respectively.

Foreign Currency (Gains) / Losses. Foreign currency gains for 2019 amounted to $7 thousand, and mainly consist of unrealized exchange differences derived from the year-end valuation of accounts other than the U.S. Dollar. In 2018, there were foreign currency gains of $44 thousand.

Interest and Finance Costs. Interest and finance costs for 2019 amounted to $0.7 million, compared to $11.5 million for 2018 and consist of the interest expenses relating to our average debt outstanding during the respective periods and other loan fees and expenses. The decrease in 2019 was mainly attributable to the decrease of the interest expense, as a result of the full repayments of the DSI and Addiewell loans, together with the applicable discount premiums, in May and July 2018, respectively. Also, the average interest rates decreased from 6.11% in 2018, to 4.68% in 2019.

Interest Income. Interest income for 2019 and 2018 amounted to $0.3 million and $0.1 million, respectively, and consists of interest income received on deposits of cash and cash equivalents. Interest income in 2019 increased as a result of increased cash held during the year.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Please refer to our 2018 20-F filed with the SEC on March 18, 2019.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans and payments of dividends (which our board of directors determined to suspend in 2016). At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of December 31, 2019 and 2018, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $27.3 million and $9.1 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.

However, beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Cash Flow

As of December 31, 2019, cash and cash equivalents amounted to $26.4 million, compared to $10.5 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Used in Operating Activities

Net cash used in operating activities in 2019, 2018 and 2017 amounted to $4.2 million, $0.3 million and $12.7 million, respectively.  Cash from operations in 2019 was weaker compared to the prior year, as trade accounts receivables, inventories and prepaid and other assets had significantly higher balances as of December 31, 2019 compared to December 31, 2018.  These changes are mainly attributable to the employment of certain of our vessels for the first time in the spot market, where freight under these type of contracts is typically paid at the end of the voyage and the owners bear the cost of bunkers, compared to the time-charter contracts where revenue is typically paid in advance and fuel cost are on charterers’ account. Cash from operations in 2018 was marginally negative and its improvement compared to the prior years reflected the market improvement from the low vessels’ performance in 2016 and 2017, when the prolonged weak charter market conditions in the containership sector led to low fleet utilization during both years through vessel lay-ups, increased off-hire days and reduced time charter rates.

Net Cash Provided by/ (Used in) Investing Activities

Net cash used in investing activities in 2019 was $18.5 million and consists of $28.9 million net proceeds received from the sale of two container vessels during the year, $50.2 million that we paid for the acquisition of two tanker vessels, $17 thousand we paid as vessel’s advances, $2.8 million received, representing insurance settlements, and $38 thousand paid for equipment additions.

Net cash provided by investing activities in 2018 was $93.2 million and consists of $92.9 million received from the sale of seven vessels during the year, $0.1 million paid for equipment additions, and finally $0.4 million received, representing insurance settlements.

Net cash provided by investing activities in 2017 was $6.7 million and consists of $5.9 million received from the sale of one vessel during the year, $15 thousand paid for equipment additions, and finally $0.8 million received, representing insurance settlements.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities in 2019 was $38.6 million and consists of $33.0 million of bank loan proceeds, $0.5 million of bank debt repayments, $6.5 million of net proceeds from equity offering, and finally $0.4 million of paid equity issuance and finance costs.

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

Loan Facilities

As at December 31, 2019, we had $32.5 million of long-term debt outstanding under our facility with Nordea, and until the date of this annual report we have additionally drawn down $26.0 million from the same lenders to support the acquisition cost of the tanker vessels P. Fos and P. Kikuma. The facility with Nordea is described below.

Nordea Bank Abp, Filial i Norge (Nordea):

On July 24, 2019, we, through two of our wholly-owned subsidiaries (the “Initial Borrowers”), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million. The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette. An arrangement fee of $330 thousand was paid on signing the loan agreement and commitment commissions of 0.9625% per annum were calculated on the undrawn amounts from the date of signing the loan agreement until the drawdown dates. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16.5 million each.

The Blue Moon tranche is repayable in 20 quarterly installments of $0.52 million and a balloon of $6.10 million payable together with the last installment, while the Briolette tranche is repayable in 19 quarterly installments of $0.57 million and a balloon of $5.67 million payable together with the last installment. Both tranches mature on July 30, 2024 and bear interest at LIBOR plus a margin of 2.75% per annum.

On December 23, 2019, we, through the “Initial Borrowers” and one new wholly-owned subsidiary (collectively “the Borrowers”), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million.  The purpose of the amended agreement was to provide additional finance of up to $14.0 million for the acquisition of the tanker vessel P. Fos (ex Virgo Sun), and in all other respects included identical terms to the initial agreement of July 2019. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos (ex Virgo Sun), whose delivery took place on January 27, 2020.

The loan is guaranteed by Performance Shipping Inc., is secured by first priority mortgages over the financed tanker vessels, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers undertakings. The loan agreement requires a minimum hull value of the financed vessels, imposes restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, includes customary financial covenants and requires minimum cash liquidity of $7.0 million at all times during the facility period plus $1.0 million per additional tanker vessel acquired. As at December 31, 2019, the compensating cash balance required under the loan agreement amounted to $7.0 million. As at December 31, 2019, and the date of this report, we were in compliance with all of our loan covenants.

On March 20, 2020, we signed the second amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $59.0 million. The purpose of the second amendment and restatement loan agreement was to provide additional finance of up to $12.0 million for the acquisition of the tanker vessel P. Kikuma (ex FSL Shanghai), and in all other respects included identical terms to the prior agreement of December 2019. On March 26, 2020, we drew down the amount of $12.0 million. The vessel P. Kikuma has been delivered to us on March 30, 2020.

As of December 31, 2019 and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of vessels and vessel upgrades.

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

Container Shipping Market

Pressure on the world economy following the outbreak of COVID-19 has led to factory closures and supply chain impacts, which we anticipate will impact the liner trade. Following year end, we expect the container market to be negatively impacted as a result of the outbreak of COVID-19, with a slowdown in global and, in particular, in Chinese production during the first months of 2020. It remains difficult to assess the effects on trade flows, with a further slowdown in consumer spending expected.

In 2019, total seaborne container trade demand grew at around 1.7% as the global economic growth began to decelerate. During the year, the trade dispute between China and United States escalated, with both countries imposing tariffs in selective imported goods. As a result, global trade lost momentum and business confidence and global capital expenditure declined.

Total containership supply grew at around 4% in 2019 as demolitions drop during the year. However, the supply of containerships with capacity above 12,000 TEU, added pressure on the industry. However, according to Clarksons Research, 1.5% of total containership supply was absorbed by scrubber retrofits. As a result, time charter rates and values on average maintained their 2018 levels, but with the bigger and younger vessels performing significantly better.

Demand for containership transportation services especially for larger vessels increased during the year as liner companies started to prepare for the introduction of the IMO regulations. Idle fleet represented 6.1% of the total fleet at the end of 2019. However, since the first quarter of 2019, idle fleet includes vessels undergoing scrubber retrofit installations. For instance, out of the 1.4 million inactive TEU capacity, about 1 million TEU capacity is linked to vessels undergoing scrubber installations. With the exclusion of vessels linked to scrubber installations, idle fleet was 1.5%. The containerships with capacity of more than 6,000 TEU captured the greater benefit by earning higher charter rates due to the scrubber retrofit installations. Containership ordering in 2019 decreased to 789,000 TEU with the total order book remaining historically low at 11% of the total fleet at the end of 2019. However, since vessels with more than 12,000 TEU capacity constituted 67% of the orderbook, there is concern that the industry will be pressed if the improved containership demand is not sustainable.

Tanker Shipping Market

The global outbreak of COVID-19 is creating wide ranging operational disruptions and a potential major demand “shock” on the oil market. The impact may even reach 1.7m barrels per day (bpd) in 2020. However, the low oil price and the production surge following Saudi Arabia’s decision to increase output to 12.3m bpd has driven a strong tanker market (VLCCs averaged $279,000/day as at 13 March).

‘Headline’ fundamentals across the crude tanker sector currently appear relatively balanced in 2020, although downside risks to the Aframax market outlook have clearly built. Crude Aframax dwt demand is currently projected to increase marginally (by c.0.3%) in 2020, with support from growing US-Europe and intra-UKC crude trade volumes. However, there remain headwinds to the demand outlook, including ongoing OPEC-led supply cuts, continued disruption to Venezuelan crude exports, and the recent coronavirus outbreak in China, which has significantly impacted Chinese refinery runs in recent weeks and is likely to impact Aframax crude trade on some intra-Asian routes. Significant downside potential remains to the crude tanker demand outlook if disruption in China continues for an extended period.

According to Clarksons Research, the average spot earnings for an Aframax tanker trading on selected routes (e.g. Intra-Asia, Med-Med, Black Sea-Med and others) in 2019 was a daily TCE rate of $ 26,225. This compares to an estimated daily TCE rate of $16,175 in 2018.

The total ‘trading’ crude tanker fleet is projected to grow by c.3% in 2020, although crude Aframax fleet capacity is expected to remain steady, with deliveries projected to slow to the lowest level since 2015.

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations, in thousands of US Dollars, and their maturity dates as of December 31, 2019, as adjusted to reflect the early termination of the Steamship Brokerage agreement on March 1, 2020.
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Broker Services Agreement (1)	$280	$280	$-	$-	$-
Nordea Loan Agreement	32,481	4,340	8,680	19,461
Estimated Interest Payments on Loan Agreement (2)	4,858	1,432	2,239	1,187
Operating Leases - Office Rent Payments (3)	213	77	134	2

Total	$37,832	$6,129	$11,053	$20,650	$-

(1)
Our agreement with Steamship Shipbroking Enterprises Inc., dated April 1, 2019, originally due to expire on March 31, 2020, was early terminated on March 1, 2020. Please see “Item 6. Directors, Senior Management and Employees - B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more details.

(2)	Estimated interest payments represent projected interest payments on our long-term debt, which are based on the weighted average LIBOR rate in 2019 plus the margin of our loan agreement in 2019.
(3)	We pay rent for our offices in Athens, Greece, in Euro. The amounts presented in the table above have been denominated to USD with a rate of 1.124.

G.	Safe Harbor

See the section entitled “Forward-looking Statements” at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

On February 18, 2020, the re-election of Mr. Antonios Karavias and the election of Mr. Andreas Nikolaos Michalopoulos as Class I Directors was approved by the requisite vote at our 2020 Annual Meeting. Also effective February 18, 2020, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas and Mr. Ioannis Zafirakis have resigned from our board of directors due to other business commitments. Our board of directors has appointed Mr. Christos Glavanis and Mrs. Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Until February 18, 2020, all of our executive officers were also executive officers of Diana Shipping. Among our current board of directors, only Symeon Palios, our Chief Executive Officer and Chairman of the Board also serves as an executive officer of Diana Shipping, where he acts as Chief Executive Officer and Chairman of the Board of Diana Shipping.

Name	Age	Position
Symeon Palios	78	Class III Director, Chief Executive Officer and Chairman of the Board
Andreas Michalopoulos	48	Class I Director , Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary
Aliki Paliou	45	Class II Director
Giannakis (John) Evangelou	75	Class III Director
Antonios Karavias	78	Class I Director
Christos Glavanis	66	Class III Director
Reidar Brekke	59	Class II Director

The term of the Class III directors expires in 2022, the term of the Class I directors expires in 2023 and the term of the Class II directors expires in 2021.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers as of the date of this annual report is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman of the Board since January 13, 2010 and has served as Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens.” He holds a bachelor’s degree in Marine Engineering from Durham University.

Andreas Michalopoulos has served as our Deputy Chief Executive Officer since October 2019 and as our Chief Financial Officer and Treasurer since January 13, 2010. He served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and daughter of Mr. Symeon Palios, our Chief Executive Officer and Chairman.

Aliki Paliou has served as a Director since February 2020. She has also served as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Ms. Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is the daughter of Symeon Palios, our Chief Executive Officer and Chairman, and is married to Andreas Michalopoulos, our Director, Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.

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

Antonios Karavias has served as an independent Director since the completion of the private offering. He also serves as a member of our Audit Committee and as a member of our Compensation Committee (where he was previously Chairman from April 2010 - February 2020). Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor’s degree in Economics from Mississippi State University and a master’s degree in Economics from Pace University.

Christos Glavanis has served as an independent Director and as Chairman of our Compensation Committee since February 2020. He also served as a Director of Diana Shipping Inc. from August 1, 2018 to February 19, 2020. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY Southeast Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently Partner of Brightstar Capital Partners, a private equity firm focused on investing in closely held, middle-market companies.  From 2012 – Sept 2018, he was President of Intermodal Holdings LP, a company investing in intermodal assets. In 2008 he started his own firm, Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University’s School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and two privately-held companies involved in compact equipment sales and rentals and container rentals, sales and modifications.

Biographical information concerning certain directors and executive officers, who resigned from their director positions effective as of the date of the 2020 shareholder meeting and resigned from their executive officer position effective as of February 28, 2020 is set forth below.

Anastasios Margaronis served as our Director from January 13, 2010 through February 18, 2020 and as our President from January 13, 2010 to February 28, 2020. He has also served as Director and President of Diana Shipping Inc. since February 21, 2005. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity, loss of hire and war risks insurances. Mr. Margaronis has had experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the Greek National Committee of the American Bureau of Shipping. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology. On February 18, 2020 Mr. Margaronis resigned as a Director and on February 28, 2020 Mr. Margaronis resigned as our President, due to other business commitments.

Ioannis Zafirakis had served as our Director, Chief Strategy Officer and Secretary until February 2020. Under his capacity as Chief Strategy Officer, Mr. Zafirakis was responsible for establishing and reviewing key strategic priorities and translating them into a comprehensive strategic plan, monitoring the execution of the plan, facilitating and driving key strategic initiatives through inception phase. He was also responsible for communicating the Company's strategy and overall goals internally and externally.  He serves as Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary of Diana Shipping Inc. In addition, he is the Chief Strategy Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Since February 2005, Mr. Zafirakis served for the same companies in various positions such as Chief Operating Officer, Executive Vice-President and Vice-President. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. where he held a number of positions in its finance and accounting department. From January 2010 to November 2018 Mr. Zafirakis served as Director, Chief Operating Officer and Secretary of Performance Shipping Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff. On February 18, 2020, Mr. Zafirakis resigned as a Director and on February 28, 2020, he resigned as our Chief Strategy Officer and Secretary, due to other business commitments.

Nikolaos Petmezas served as an independent Director and as a member of our Compensation Committee from the completion of our private offering in 2010 to February 18, 2020. From 2001 until mid-2015, Mr. Petmezas served as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. Hellenic Office and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995, Mr. Petmezas has served as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding directorship positions at Austin & Pickersgill Ltd. Shipyard and British Shipbuilders Corporation until 1983. Mr. Petmezas has been a member of the Advisory Committee of Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University. On February 18, 2020, Mr. Petmezas resigned as a Director due to other business commitments.

Semiramis Paliou served as Chief Operating Officer of Performance Shipping Inc. from November 2018 to February 2020. Mrs. Paliou has 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. Since March 2015, Mrs. Semiramis Paliou serves as a Director of Diana Shipping Inc. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. As of August 2018, she is the Chief Operating Officer of Diana Shipping Inc. and Diana Shipping Services S.A. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. In 2016 she completed a course in Finance for Senior Executives at Harvard Business School. She is the daughter of Symeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Mrs. Paliou is on the Board of Directors of the Hellenic Marine Environment Protection Association. On February 28, 2020, Mrs. Paliou resigned as our Chief Operating Officer, due to other business commitments.

B.	Compensation

Since June 1, 2010 and through March 1, 2020, the members of our senior management have been compensated through their affiliation with Steamship Shipbroking Enterprises Inc. (or Steamship), a related party controlled by our Chief Executive Officer and Chairman of the Board Mr. Symeon Palios, as described under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.” Pursuant to the respective Broker Services Agreements, fees and bonuses payable to Steamship for brokerage services  provided to us in 2019, 2018 and 2017, amounted to $2.1 million, $2.1 million and $2.1 million, respectively. On March 1, 2020, we early terminated our Broker Services Agreement with Steamship, which was originally due to expire on March 31, 2020, at no cost.

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

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000 annually. As noted above, in 2018, our board of directors approved an award of restricted common stock with an aggregate value of $5.0 million to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2019, at which time an aggregate of 5,747,786 restricted common shares were issued, of which 831,923 shares were issued to our non-executive directors. Also, in 2017, our board of directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 161,700 restricted common shares were issued, of which 23,404 shares were issued to our non-executive directors. One third of these shares vested on the issuance date and the remainder has vested ratably over two years from the issuance date. We do not have a retirement plan for our officers or directors. For 2019, 2018 and 2017, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.

In 2019, 2018 and 2017, compensation costs relating to the aggregate amount of restricted stock awards amounted to $1.8 million, $1.6 million and $1.2 million, respectively.

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

In addition, we have established a Compensation Committee, comprised of two independent directors, which, as directed by its written charter, is responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. Until February 2020, Mr. Antonios Karavias served as the Chairman of the Compensation Committee and Mr. Nikolaos Petmezas served as a member of our Compensation Committee, and since then, Mr. Christos Glavanis serves as the Chairman of the Compensation Committee and Mr. Antonios Karavias serves as a member of our Compensation Committee.

We have also established an Executive Committee, which is responsible for the overall management of our business. Until February 2020, our Executive Committee was comprised of three directors, Mr. Symeon Palios, our Chief Executive Officer and Chairman of the Board, Mr. Anastasios Margaronis, our President until February 2020, and Mr. Ioannis Zafirakis, our Chief Strategy Officer and Secretary until February 2020. Since February 2020, the Executive Committee is comprised of Mr. Symeon Palios, our Chief Executive Officer and Chairman of the Board, and Mr. Andreas Michalopoulos, our Director, Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D.	Employees

We crew our vessels primarily with Greek and Filipino, and secondarily with Ukrainian and Romanian officers and seamen. We are responsible for identifying our Greek officers, which are hired by our in-house fleet manager on behalf of the vessel-owning subsidiaries. Our Filipino officers and seamen are referred to us by independent crewing agencies. The crewing agencies handle each seaman’s training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel’s flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2019, 2018 and 2017:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Shoreside	28	37	36
Seafaring	84	100	220
Total	112	137	256

E.	Share Ownership

With respect to the total amount of common stock owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common stock of which we are aware as of April 9, 2020, for (i) beneficial owners of five percent or more of our common shares and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

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

As of April 9, 2020, we had 50,520,385 common shares issued and outstanding and the percentages of beneficial ownership reported below are based on these figures:

	Common Shares Beneficially Owned
Identity of person or group	Number	Percentage
Symeon Palios (1)	23,436,446	46.39%
All officers and directors as a group (2)	25,040,504	49.57%

(1)
Mr. Symeon Palios indirectly may be deemed to beneficially own 23,436,446 shares beneficially owned by Steamship Shipbroking Enterprises Inc., through Taracan Investments S.A., as the result of his ability to control the vote and disposition of such entity. As of December 31, 2019, 2018, and 2017, Mr. Palios beneficially owned 47.81%, 0.22% and 0.00%, respectively, of our common shares.

(2)
Mr. Symeon Palios is our only director that beneficially owns 5% or more of our outstanding common stock. Mr. Andreas Michalopoulos may be deemed to beneficially own 943,123 shares, or 1.87% of our outstanding common stock, beneficially owned through Mitzela Corp. All other officers and directors each own less than 1% of our outstanding common stock.

As of December 31, 2019, 2018, and 2017, Diana Shipping owned 0% of our common stock. Diana Shipping acquired 100% of our Series C preferred voting stock on May 30, 2017 and on March 26, 2020 we re-purchased and cancelled all of the shares of our Series C Preferred Stock. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”
As of April 9, 2020, we had 12 shareholders of record, 2 of which were located in the United States and held an aggregate of 24,255,190 of our common shares, representing 48.01% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,099,676 of our common shares as of April 9, 2020. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Steamship Shipbroking Enterprises Inc.

Steamship Shipbroking Enterprises Inc., an affiliated entity controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provided us brokerage services for an annual fee pursuant to a Brokerage Services Agreement through March 1, 2020. In 2019, 2018 and 2017, brokerage fees and bonuses amounted to $2.1 million, $2.1 million and $2.1 million, respectively. The Brokerage Services Agreement dated April 1, 2019, originally due to expire on March 31, 2020, was early terminated on March 1, 2020, at no cost.

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

Loan Agreement and Series C Preferred Stock

On May 20, 2013, we entered into a loan agreement of up to $50.0 million with Diana Shipping, which was subsequently amended on July 28, 2014, September 9, 2015 and September 12, 2016. The loan was further amended on May 30, 2017, in connection with the issuance of 100 shares of our newly-designated Series C Preferred Stock to Diana Shipping, in exchange for a reduction of $3.0 million in the principal amount of the loan. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with our common shares, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders.

On June 30, 2017, our loan with Diana Shipping was refinanced and replaced with a secured loan facility of $82.6 million, plus an additional $5.0 million interest-bearing discount premium. This loan facility was fully repaid during 2018 - Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”

On March 25, 2020 we agreed with DSI for the repurchase of all 100 shares of Series C Preferred Stock outstanding and on March 26, 2020, we paid the purchase price of $1.5 million. The disinterested members of our board of directors approved the re-purchase, after obtaining a fairness opinion from an independent third party that the transaction was fair from a financial point of view. We cancelled the Series C Preferred Stock upon the conclusion of the transaction on March 26, 2020.

Altair Travel Agency S.A

Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, provides us with travel related services. In 2019, 2018 and 2017, the expenses we incurred in exchange for travel services provided by Altair, amounted to $0.4 million, $0.6 million and $0.7 million, respectively. We believe that the amounts that we pay to Altair for acquiring tickets and other travel related services are no greater than fees we would pay to an unrelated third party for comparable services.

Diana Wilhelmsen Management Limited

In December 2019, we appointed Diana Wilhelmsen Management Limited, or DWM, to provide management services to the container vessels Rotterdam and Domingo. DWM was deemed a related party to us until the resignation of certain of the Company’s board of directors’ members and officers within February 2020, on the basis that members of our management and our board of directors also acted as board of directors’ members at DWM. For 2019, management fees to DWM amounted to $5,000.

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

Dividend Policy

Effective with the quarter ended June 30, 2016, our board of directors decided to suspend the quarterly cash dividend on our common shares.  While we have declared and paid cash dividends on our common shares in the past, we do not currently, and there can be no assurance that in the future our board of directors will approve the payment of dividends.

In the future, assuming we are not legally restricted by our lenders from doing so and that our cash flows allow it, we might be in a position to declare and pay a variable quarterly dividend equal to available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

The shipping sector is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Even if in the future we re-instate our dividend policy, our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report titled “Item 3. Key Information – D. Risk Factors.”

In times when we have debt outstanding, we intend to limit our dividends per share, if dividend payment is reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in “Note 14—Subsequent Events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares have traded on The Nasdaq Global Market since January 19, 2011, on The Nasdaq Global Select Market since January 2, 2013 and on The Nasdaq Capital Market since March 6, 2020. Our ticker symbol was “DCIX” through March 30, 2020, at which date it has changed to “PSHG.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares have traded on The Nasdaq Global Market since January 19, 2011, on The Nasdaq Global Select Market since January 2, 2013 and on The Nasdaq Capital Market since March 6, 2020. Our ticker symbol was “DCIX” through March 30, 2020, at which date it was changed to “PSHG.”

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

Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, and (vi) November 1, 2017, in connection with our one-for-seven reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, and November 3, 2017, respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock, and (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock. Our amended and restated articles of incorporation were further amended on February 25, 2019, in connection with our name change from Diana Containerships Inc. to Performance Shipping Inc. A copy of these articles of amendment to the amended and restated articles of incorporation is filed as an exhibit to this annual report and the information contained in such exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in “Description of Securities,” attached hereto as Exhibit 2.7 and incorporated by reference herein.

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

Amended and Restated Stockholders Rights Agreement

On August 29, 2016, we entered into a First Amended and Restated Stockholders Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. The Rights Agreement amended and restated in its entirety the original Stockholders Rights Agreement between the Company and Mellon Investor Services LLC, dated as of August 2, 2010, as amended on July 28, 2014. Pursuant to the Rights Agreement, each share of our common stock includes one right, or a Right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00, subject to specified adjustments. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock in a transaction not approved by our board of directors.  In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these Rights. Under the Stockholders Rights Agreement's terms, it will expire on August 2, 2020.  In June 2019, we entered into Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement, to amend the definition of “Acquiring Person” set out in the Rights Agreement.

A copy of the Stockholders Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 31, 2016.

C.	Material Contracts

The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with companies controlled by our Chief Executive Officer and Chairman of the Board, Mr. Symeon Palios, and Item 6.B for a discussion of our 2015 Equity Incentive Plan.

D.	Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

 The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

Based on Schedules 13D and 13G filings, during the 2019 taxable year, less than 50% of the Company’s common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2019 taxable year. However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company’s existing 5% Shareholders were to own 50% or more of the Company’s common stock. In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year. The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2019 taxable year, and intends to take this position on its 2019 U.S. federal income tax returns.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from the SEC’s website http://www.sec.gov.

I.	Subsidiary information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facility, according to which we pay interest at LIBOR plus a margin; and as such increases in interest rates could affect our results of operations. An average increase of 1% in 2019 interest rates would have resulted in interest expenses of $0.5 million, instead of $0.4 million, an increase of about 25%.

As of December 31, 2019, we had $32.5 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the COVID-19 outbreak, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2019, 2018 and 2017 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur a significant portion of our operating expenses (around 35% in 2019 and 40% in 2018) and of our general and administrative expenses (around 41% in 2019 and 37% in 2018) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

PART II
Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Pursuant to the Stockholders Rights Agreement dated August 29, 2016, as amended in June 2019, each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party acquires beneficial ownership of 15% or more of our common stock without the approval of our board of directors. See “Item 10.B—Memorandum and Articles of Association—Amended and Restated Stockholders Rights Agreement.”
Item 15.      Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2019 is effective.

c)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

d) Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A.          Audit Committee Financial Expert
Mr. John Evangelou serves as the Chairman of our Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an “audit committee financial expert” and is "independent" according to SEC rules.

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

In 2019 and 2018, audit fees amounted to Euro 68,250 or about $77,000 and Euro 94,500 or about $108,000, respectively, and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

b)  Audit-Related Fees

None

c)  Tax Fees

No tax fees were incurred in 2019 and 2018.

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

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On January 14, 2020, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of the repurchases are determined by our management team and depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. Our board of directors’ authorization of the repurchase program will expire on December 21, 2020. We cancel the common shares repurchased as part of this program.

In January 2020, we repurchased 46,706 common shares having an aggregate gross value of $38,000, and cancelled them.

In February 2020, we repurchased 406,062 common shares having an aggregate gross value of $327,000, and cancelled them.

Also, on March 23, 2020, the disinterested members of our board of directors approved the repurchase of all 100 shares of our Series C Preferred Stock outstanding, held by Diana Shipping since 2017, for a purchase price of $1.5 million. The disinterested members of our board of directors had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view. On March 25, 2020, we agreed with DSI for the repurchase of the shares and on March 26, 2020, we paid the purchase price of $1.5 million and cancelled all of the shares of our Series C Preferred Stock upon the conclusion of the transaction.

On April 6, 2020, our board of directors approved the repurchase of all 400 outstanding Series B-2 Preferred Shares, for a purchase price of $400,000. On April 7, 2020, we entered into an agreement with Kalani and repurchased and cancelled all of our outstanding Series B-2 convertible preferred stock.

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

Item 16H.          Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.
Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.
Item 19.	Exhibits

(a)           Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 30, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019(8)
1.9	Amended and Restated Bylaws of the Company (9)
2.1	Form of Common Share Certificate (10)
2.3	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (11)
2.7	Description of Securities **
4.1	Registration Rights Agreement dated April 6, 2010 (12)
4.2	Amended and Restated Stockholders Rights Agreement, dated August 29, 2016 (13)
4.3	Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement dated June 11, 2019 (14)
4.4	2015 Equity Incentive Plan (15)
4.5	Administrative Services Agreement with UOT (16)
4.6	Form of Vessel Management Agreement with UOT (17)
4.7	Amended and Restated Non-Competition Agreement with Diana Shipping Inc. (18)

4.8	Amendment No. 1 to 2015 Equity Incentive Plan, dated February 9, 2018 (19)
4.11	Second Amendment and Restatement to Loan Agreement with Nordea Bank Abp, Filial i Norge, dated March 20, 2020 **
8.1	List Of Subsidiaries**
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of independent registered public accounting firm**

101
The following financial information from Performance Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as of December 31, 2019 and 2018; (2) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2019, 2018 and 2017; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2019, 2018 and 2017; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (6) Notes to Consolidated Financial Statements.

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
(4) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 28, 2017.
(5) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on August 28, 2017.
(6) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 1.8 to the Company's Annual Report on Form 20-F on March 18, 2019.
(9) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(10) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(11) Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12) Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on August 31, 2016.
(14) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on June 21, 2019.
(15) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on March 21, 2016.
(16) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(17) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(18) Filed as Exhibit 4.12 to the Company's Annual Report on Form 20-F on March 26, 2014.
(19) Filed as Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on February 15, 2018.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Director, Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Dated: April 10, 2020

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Performance Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece
April 10, 2020

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2019 and 2018
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2019	December 31, 2018
CURRENT ASSETS:
Cash and cash equivalents	$26,363	$10,493
Accounts receivable, trade	4,685	110
Deferred voyage expenses	69	-
Inventories	2,847	634
Prepaid expenses and other assets	1,400	743
Total current assets	35,364	11,980

FIXED ASSETS:
Advances for vessel acquisitions and other vessels' costs (Note 4)	11,017	-
Vessels, net (Note 5)	82,871	85,870
Property and equipment, net	993	998
Total fixed assets	94,881	86,868

Right of use asset under operating leases (Note 7)	190	-
Deferred charges, net	134	1,238
Total assets	$130,569	$100,086

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing costs (Note 6)	$4,282	$-
Accounts payable, trade and other	1,972	1,192
Due to related parties (Note 3)	8	4
Accrued liabilities	1,732	1,360
Deferred revenue	-	305
Lease liabilities, current (Note 7)	72	-
Total current liabilities	8,066	2,861

Long-term debt, net of unamortized deferred financing costs (Note 6)	28,001	-
Other liabilities, non-current	146	1,649
Long-term lease liabilities (Note 7)	118	-
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 1,600 and 350 issued and outstanding as at December 31, 2019 and 2018, respectively (Note 8)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 49,021,001 and 1 4,463,231 issued and outstanding as at December 31, 2019 and 2018, respectively (Note 8)	489	143
Additional paid-in capital (Note 8)	458,888	428,527
Other comprehensive income	69	57
Accumulated deficit	(365,208)	(333,151)
Total stockholders' equity	94,238	95,576
Total liabilities and stockholders' equity	$130,569	$100,086

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2019	2018	2017
REVENUES:
Voyage and time charter revenues (Note 1)	$26,846	$25,566	$23,806

EXPENSES:
Voyage expenses	3,447	1,267	1,702
Vessel operating expenses	11,321	15,453	22,732
Depreciation and amortization of deferred charges (Note 5)	3,684	4,945	8,147
Management fees (Notes 1 and 3)	147	-	-
General and administrative expenses (Notes 3 and 8)	8,162	8,030	8,366
Impairment losses (Note 5)	31,629	20,654	8,363
Loss / (Gain) on vessels' sale (Note 5)	127	16,700	(945)
Foreign currency (gains) / losses	(7)	(44)	51
Operating loss	$(31,664)	$(41,439)	$(24,610)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Note 9)	(651)	(11,520)	(13,843)
Interest income	258	64	87
Gain from bank debt write off	-	-	42,185
Total other income / (expenses), net	$(393)	$(11,456)	$28,429

Net income / (loss)	$(32,057)	$(52,895)	$3,819

Earnings / (Loss) per common share, basic and diluted (Note 10)	$(1.12)	$(5.60)	$8.94

Weighted average number of common shares, basic (Note 10)	28,646,763	9,450,555	427,333

Weighted average number of common shares, diluted (Note 10)	28,646,763	9,450,555	427,361

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars)

	2019	2018	2017

Net income / (loss)	$(32,057)	$(52,895)	$3,819
Other comprehensive income (Actuarial gain)	12	51	26

Comprehensive income / (loss)	$(32,045)	$(52,844)	$3,845

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2016	1,533	$-	-	$-	$374,975	$(20)	$(284,075)	$90,880
- Net income	-	-	-	-	-	-	3,819	3,819
- Issuance of Series B preferred stock, net of expenses	-	-	32,500	-	31,989	-	-	31,989
- Conversion of Series B preferred stock to common stock	4,049,733	40	(32,211)	-	(40)	-	-	-
- Issuance of Series C preferred stock (Notes 3 and 8)	-	-	100	-	3,000	-	-	3,000
- Compensation cost on restricted stock (Note 8)	-	-	-	-	1,058	-	-	1,058
- Actuarial gain	-	-	-	-	-	26	-	26
Balance, December 31, 2017	4,051,266	$40	389	$-	$410,982	$6	$(280,256)	$130,772
- Net loss	-	-	-	-	-	-	(52,895)	(52,895)
- Issuance of Series B preferred stock, net of expenses	-	-	17,490	-	17,413	-	-	17,413
- Conversion of Series B preferred stock to common stock	10,250,265	102	(17,529)	-	(102)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	161,700	1	-	-	234	-	-	235
- Actuarial gain	-	-	-	-	-	51	-	51
Balance, December 31, 2018	14,463,231	$143	350	$-	$428,527	$57	$(333,151)	$95,576
- Net loss	-	-	-	-	-	-	(32,057)	(32,057)
- Issuance of Series B preferred stock, net of expenses (Note 8)	-	-	6,470	-	6,452	-	-	6,452
- Conversion of Series B preferred stock to common stock (Note 8)	7,100,510	71	(5,220)	-	(71)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	5,747,786	58	-	-	3,197	-	-	3,255
- Issuance of common stock in exchange for entities acquisition (Note 3)	21,709,474	217	-	-	20,783	-	-	21,000
- Actuarial gain	-	-	-	-	-	12	-	12
Balance, December 31, 2019	49,021,001	$489	1,600	$-	$458,888	$69	$(365,208)	$94,238

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars)
	2019	2018	2017
Cash Flows used in Operating Activities:
Net income /(loss)	$(32,057)	$(52,895)	$3,819
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization of deferred charges (Note 5)	3,684	4,945	8,147
Amortization of deferred financing costs	154	176	322
Amortization of discount premium	-	8,990	6,010
Impairment losses (Note 5)	31,629	20,654	8,363
Loss / (Gain) on vessels' sale	127	16,700	(945)
Compensation cost on restricted stock awards (Note 8)	1,791	1,587	1,171
Right of use asset under operating leases	(190)	-	-
Lease liabilities under operating leases	190	-	-
Gain from bank debt write off	-	-	(42,185)
Actuarial gain	12	51	26
(Increase) / Decrease in:
Accounts receivable, trade	(4,575)	318	43
Deferred voyage expenses	(69)	-	-
Inventories	(2,213)	1,033	914
Prepaid expenses and other assets	(3,488)	(32)	639
Increase / (Decrease) in:
Accounts payable, trade and other	780	(455)	175
Due to related parties	4	(61)	(40)
Accrued liabilities	372	(685)	995
Deferred liabilities	(305)	(134)	331
Other liabilities, non current	(40)	(22)	36
Drydock costs	-	(500)	(474)
Net Cash used in Operating Activities	$(4,194)	$(330)	$(12,653)
Cash Flows provided by / (used in) Investing Activities:
Advances for vessel acquisitions and other vessel costs (Note 4)	(17)	-	-
Vessel acquisitions and other vessels' costs (Note 5)	(50,161)	-	-
Proceeds from sale of vessels, net of expenses (Note 5)	28,868	92,905	5,895
Property and equipment additions	(38)	(126)	(15)
Insurance settlements	2,831	372	785
Net Cash provided by / (used in) Investing Activities	$(18,517)	$93,151	$6,665
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans	-	-	40,000
Proceeds from unrelated party loans (Note 6)	33,000	-	35,000
Repayments of related party loans (Note 3)	-	(87,617)	-
Repayments of unrelated parties' loans	(519)	(18,500)	(111,500)
Issuance of preferred stock, net of expenses (Note 8)	6,452	17,413	31,989
Payments of equity issuance costs and financing costs	(352)	(68)	(373)
Net Cash provided by / (used in) Financing Activities	$38,581	$(88,772)	$(4,884)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$15,870	$4,049	$(10,872)
Cash, cash equivalents and restricted cash at beginning of the year	$10,493	$6,444	$17,316
Cash, cash equivalents and restricted cash at end of the year	$26,363	$10,493	$6,444
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$26,363	$10,493	$6,444
Restricted cash at the end of the year	-	-	-
Cash, cash equivalents and restricted cash at the end of the year	$26,363	$10,493	$6,444
SUPPLEMENTAL CASH FLOW INFORMATION

Related party loan reduction in exchange for preferred shares (Note 3)	$-	$-	$3,000
Issuance of common stock in exchange for entities acquisition (Note 3)	$21,000	$-	$-
Reclassification of compensation cost of issued restricted stock awards from other liabilities to stockholders' equity (Note 8)	$1,464	$-	$-
Interest payments, net of amounts capitalized	$408	$2,355	$7,724

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.     General Information

The accompanying consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.,” which was effected on February 25, 2019.  The Company’s common shares traded on the Nasdaq Global Select Market until March 5, 2020, and effective March 6, 2020, they trade on the Nasdaq Capital Market. The Company’s ticker symbol has been “DCIX” until March 30, 2020, at which date it changed to “PSHG”.
The Company is a global provider of shipping transportation services through the ownership of container vessels since its incorporation and also through the ownership of tanker vessels since August 2019, and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, or, from time to time, through other managers, as described below.
Following the acquisition of the tanker vessels during 2019 (Notes 3, 4, 5 and 14), the Company has determined that it operates under two reportable segments, one relating to its operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). The accounting policies that apply to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements (Notes 2 and 13).
As at December 31, 2019, the Company was the sole owner of all outstanding shares of the following subsidiaries:
a/a	Company	Place of Incorporation	Vessel	Flag	Capacity	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Aframax Tanker Vessels
1	Taburao Shipping Company Inc. (Notes 3, 5)	Marshall Islands	Blue Moon	Marshall Islands	104,623 DWT	Sep-11	Aug-19	-
2	Tarawa Shipping Company Inc. (Notes 3, 5)	Marshall Islands	Briolette	Marshall Islands	104,588 DWT	Apr-11	Nov-19	-
3	Rongelap Shipping Company Inc. (Notes 3, 4 and 14 (c))	Marshall Islands	P. Fos (ex Virgo Sun)	Marshall Islands	115,577 DWT	Mar-07	Jan-20	-
Vessel Owning Subsidiaries - Panamax Container Vessels
4	Rongerik Shipping Company Inc.	Marshall Islands	Domingo	Marshall Islands	3,739 TEU	Mar-01	Feb-12	-
Vessel Owning Subsidiaries - Post-Panamax Container Vessels
5	Meck Shipping Company Inc. (Note 14 (d))	Marshall Islands	Rotterdam	Marshall Islands	6,494 TEU	Jul-08	Sep-15	Apr-20
Vessel Owning Subsidiaries - Sold Container Vessels
6	Utirik Shipping Company Inc.	Marshall Islands	Doukato	Marshall Islands	3,739 TEU	Feb-02	Feb-12	Jun-17
7	Delap Shipping Company Inc.	Marshall Islands	March	Marshall Islands	5,576 TEU	May-04	Sep-14	Mar-18
8	Jabor Shipping Company Inc.	Marshall Islands	Great	Marshall Islands	5,576 TEU	Apr-04	Oct-14	Mar-18
9	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426 TEU	Jun-10	Jun-10	Apr-18
10	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426 TEU	Jul-10	Jul-10	May-18
11	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541 TEU	Nov-06	Aug-13	Jun-18
12	Langor Shipping Company Inc.	Marshall Islands	Hamburg	Marshall Islands	6,494 TEU	Mar-09	Nov-15	Jul-18
13	Dud Shipping Company Inc. (Note 5)	Marshall Islands	Pamina	Marshall Islands	5,042 TEU	May-05	Nov-14	Oct-19
14	Oruk Shipping Company Inc. (Note 5)	Marshall Islands	Pucon	Marshall Islands	6,541 TEU	Aug-06	Sep-13	Nov-19
Other Subsidiaries
15	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-
16	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
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

Upon delivery of the tanker vessels “Blue Moon” and “Briolette” in 2019 (Note 5), the Company appointed Maersk Tankers A/S (“Maersk Tankers”), an unaffiliated entity, to provide management services to these vessels for a certain period of time. For 2019, management fees to Maersk Tankers amounted to $142 and are included in Management fees, and commissions to Maersk Tankers amounted to $42 and are included in Voyage expenses in the accompanying consolidated statements of operations. As at December 31, 2019, there was an amount of $512 due from Maersk Tankers, which is included in Prepaid expenses and other assets in the accompanying consolidated balance sheet. Furthermore, in late December 2019, the Company appointed Diana Wilhelmsen Management Limited (“DWM”), an affiliated until February 2020 entity, to provide management services to the Company’s container vessels “Rotterdam” and “Domingo” (Note 3).

Until March 2018, Wilhelmsen Ship Management LTD, an unaffiliated third party, provided management services to the laid-up vessels of the Company's fleet for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD amounted to $62 and $697 for the years ended December 31, 2018 and 2017, respectively, and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

During 2019, 2018 and 2017, charterers that accounted for more than 10% of the Company’s voyage and hire revenues, were as follows:

Charterer	2019	2018	2017
A - Containers' segment	31%	29%	-
B - Containers' segment	-	-	18%
C - Containers' segment	10%	32%	24%
D - Containers' segment	16%	19%	35%
E - Containers' segment	11%	-	-
F - Tankers' segment	13%	-	-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2.     Recent Accounting Pronouncements and Significant Accounting Policies

Recent Accounting Pronouncements Not Yet Adopted
Financial Instruments - Credit Losses (Topic 326): In June 2016, the FASB issued ASU No.  2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19, Codification Improvements to topic 326, Financial Instruments-Credit Losses. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.
Fair Value Measurement (Topic 820): In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Consolidation (Topic 810): In October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: i) applying the variable interest entity (VIE) guidance to private companies under common control, ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision-makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU No. 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.
Significant Accounting Policies
(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2019 and 2018.

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

(f) Restricted Cash:  Restricted cash, when applicable, includes minimum cash deposits required to be maintained under the Company’s borrowing arrangements. The comparative amounts in the accompanying 2017 consolidated statements of cash flows have been reclassified due to the changes in the current presentation of restricted cash following the adoption as of January 1, 2018, of the ASU No. 2016-18 -Statement of Cash Flows - Restricted Cash.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(g) Accounts Receivable, Trade: The account includes receivables from charterers for hire and freight, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2019 and 2018.

(h) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventories also consist of bunkers when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by her previous time charterers and has not yet been delivered to new charterers, or remains idle. Bunkers are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

(i) Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

(j) Vessel Depreciation: The Company depreciates its vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker and the container vessels in the fleet. Management estimates the useful life of the Company’s tanker and container vessels to be 25 and 30 years, respectively, from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

(k) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the shipping market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 98% in the Company’s exercise, if vessel not laid-up, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off-hire days each year, assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy. The review of the vessel’s carrying amounts in connection with the estimated recoverable amounts for 2019, 2018 and 2017 indicated impairment charges for certain of the Company’s vessels, which are separately reflected in the accompanying consolidated statements of operations (Note 5).

(l) Assets held for sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale" when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria for the year ended December 31, 2019 and 2018 did not result in held for sale classification for any of the Company’s vessels, however, on September 30, 2019, on June 30, 2018, and March 31, 2018, the Company has classified certain of its vessels as held for sale (Note 5).

(m) Accounting for Voyage and Time-Charter Revenues and Related Expenses: Since the Company’s vessels are employed under time and voyage charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company has determined that all of its time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without owner's crew and other operating services. In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company, as a lessor, elected to apply the practical expedient which allowed it to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, unearned revenue represents cash received prior to the balance sheet date for which related service has not been provided.

Spot, or voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. The Company has determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, the Company’s voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents form of variable consideration and is recognized as the performance obligation is satisfied. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

As discussed above, under a time charter specified voyage costs, such as bunkers and port charges are paid by the charterer, while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfillment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfillment costs, operating expenses, and charter hire expenses are expensed when incurred.

In 2018, all Company’s vessels (which were exclusively container vessels) were operating under time-charter contracts, and accordingly trade accounts receivable and deferred revenue balances of December 31, 2018 and revenues and voyage expenses of 2018 were derived solely from time-charter contracts. Since August 2019, following the acquisition of tanker vessels, the Company recognizes revenue and related voyage expenses for two types of charters, time charters and spot charters as described above. As of December 31, 2019, Accounts receivable trade from spot charters amounted to $3,985 and Accounts receivable trade from time-charter amounted to $700. For 2019, Revenues from spot charters amounted to $6,224 and Revenues from time-charters amounted to $20,622, while Voyage expenses from spot charters amounted to $2,461 and Voyage expenses from time-charters amounted to $986.

(n) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(o) Segmental Reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of the tanker vessels and one to the operations of the container vessels. For both segments, the Company reports financial information and evaluates the operations of the two segments by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. Management, including the chief operating decision-maker, reviews operating results solely by revenue per day and operating results of the two fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

(p) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost is reflected in Deferred Charges, net, in the accompanying consolidated balance sheets. Amortization of dry-docking costs for 2019, 2018 and 2017 amounted to $389, $518 and $744, respectively, and is reflected in Depreciation and amortization of deferred charges, in the accompanying consolidated statement of operations. In addition, in 2019, $117 and $598 of deferred dry-dock costs have been written off in Loss / (Gain) on vessels’ sale and in Impairment losses, respectively, due to the respective vessels’ sale or due to their classification as held for sale during the year. Similarly, in 2018 and 2017, $832 and $0, respectively, of deferred dry-dock costs have been written-off in Loss / (Gain) on vessels’ sale in the accompanying consolidated statements of operations.

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums (Note 3) are accounted for similar to other financing fees. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. The difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.

(r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of operations.

(s) Share-Based Payment: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured.  That cost is recognized under the straight-line method over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). When the service inception date precedes the grant date, the Company accrues the compensation cost for periods before the grant date based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date.  Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(t) Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

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

(v) Going Concern: The Company's policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued.

(w) Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

3.     Transactions with Related Parties

(a)    Altair Travel Agency S.A (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman of the Board. Travel expenses for 2019, 2018 and 2017, were $428, $554 and $672, respectively, and are included in Vessel operating expenses, in General and administrative expenses, and in Loss/(Gain) on vessels’ sale in the accompanying consolidated statements of operations. As at December 31, 2019 and 2018, an amount of $8 and $4, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)   Steamship Shipbroking Enterprises Inc. (“Steamship Shipbroking”): Steamship Shipbroking, a company controlled by the Company’s CEO and Chairman of the Board, provided, until March 1, 2020 brokerage services to the Company, pursuant to a Brokerage Services Agreement for a fixed fee.  Subsequent to the balance sheet date, the agreement with Steamship Shipbroking was early terminated at no cost (Note 14 (g)).

For 2019, 2018 and 2017, total brokerage fees to Steamship Shipbroking amounted to $2,100, $2,145 and $2,100 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2019 and 2018, there was no amount due from or due to Steamship Shipbroking, and an amount of $420 and $465, respectively, has been accrued for in connection with bonuses approved to Steamship Shipbroking and is included in Accrued liabilities in the accompanying consolidated balance sheets.

(c)   Diana Shipping Inc. (“DSI”):  In May 2013, the Company entered into an unsecured loan agreement of up to $50,000 with DSI, which was subsequently amended in 2015, 2016 and 2017. In May 2017, as discussed in Note 8, the Company issued 100 shares of its then newly-designated Series C Preferred Stock to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's then outstanding loan. Later, in June 2017, the Company refinanced the then existing loan for an amount of $87,617, including a $5,000 interest-bearing discount premium, which was payable at maturity in 2018. The loan, which was secured over all of the Company’s vessels owned as of the date of refinancing, was gradually repaid in full up to July 2018, together with the discount premium, and thus the loan agreement was terminated. The weighted average interest rate of the DSI loan during 2018 and 2017 was 6.12% and 5.42%, respectively. For 2018 and 2017, interest expense incurred under the loan agreements with DSI amounted to $2,054 and $3,656 respectively, while the discount premium amortization amounted to $2,708 and $2,292, respectively. Interest expense and discount premium amortization are included in Interest and finance costs in the accompanying consolidated statements of operations. Subsequent to the balance sheet date, the Company re-purchased and cancelled all Series C Preferred Stock (Note 14 (j)).

(d) $21,000 Investment by the Company’s CEO and Chairman: In June and November 2019, under two separate transactions, the Company acquired the entities Taburao Shipping Company Inc., Tarawa Shipping Company Inc., and Rongelap Shipping Company Inc., which were affiliated with the Company’s CEO and Chairman, Mr. Symeon Palios, for an aggregate purchase price of $21,000. Prior to their acquisition by the Company, each of the three newly-acquired entities had signed contracts to purchase an Aframax tanker vessel each, the “Blue Moon”, the “Briolette” and the “P. Fos” (ex “Virgo Sun”) from unaffiliated third-party sellers for a purchase price of $30,000, $30,000 and $26,000 respectively, and had paid advance deposits of $8,000, $2,000 and $11,000, respectively. The Company, in exchange for the aforementioned entities’ acquisition, agreed to pay a price equal to the aggregate deposits previously paid to the vessels’ sellers. The $10,000 aggregate purchase price for the previously signed contracts of the “Blue Moon” and the “Briolette” was paid in Company’s common shares at a per share price of $1.05, which was the undiscounted closing price of the Company’s common stock on the NASDAQ stock exchange on June 7, 2019. The $11,000 purchase price for  the previously signed contract of the “P. Fos” (ex “Virgo Sun”) was also paid in Company’s common shares at a per share price of $0.9027, which was the undiscounted closing price of the Company’s common stock on the NASDAQ stock exchange on November 18, 2019. Both transactions, which were unanimously approved by the disinterested members of the board of directors of the Company, resulted in the issuance of an aggregate number of 21,709,474 common shares during 2019.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The “Blue Moon” and the “Briolette” were delivered to the Company charter-free in August and November 2019, respectively, and the Company paid the remaining balance of the purchase price through bank financing and cash on hand (Notes 5 and 6). The vessel “P. Fos ” (ex “Virgo Sun”) has been delivered to the Company in January 2020 and the balance of the purchase price payable under the contract of $15,000 was funded through bank financing and cash on hand (Notes 4, 6, 7 and 14 (c)).
(e) Diana Wilhelmsen Management Limited (“DWM”): In late December 2019, the Company appointed DWM to provide management services to the container vessels “Rotterdam” and “Domingo”. DWM was deemed a related party to the Company until the resignation of certain of the Company’s BOD members and officers (Note 14 (f)), on the basis that, until February 2020, members of the Company’s management and board of directors also acted as board of directors members at DWM. For 2019, management fees to DWM amounted to $5 and are included in “Management fees” in the accompanying consolidated statements of operations. As at December 31, 2019, there was no amount due from or due to DWM.

4.	Advances for Vessel Acquisitions and Other Vessels’ Costs

As discussed in Note 3, in November 2019, the Company acquired for a purchase price of $11,000 the entity Rongelap Shipping Company Inc., whose sole asset was a contract to acquire the tanker vessel “P. Fos” (ex “Virgo Sun”) for a total price of $26,000. The delivery of the vessel took place subsequent to the balance sheet date, in January 2020, and the Company paid the remaining $15,000 of the vessels’ MOA price through cash on hand and debt financing, as the Company drew down an amount of $14,000 from Nordea, pursuant to the respective amended and restated loan agreement terms (Notes 6, 7 and 14).
As at December 31, 2018, there were no advances for vessels’ acquisitions and other vessels’ costs. As at December 31, 2019, the amount presented in the accompanying consolidated balance sheets represents solely the advance deposits and other costs capitalized in connection with the prospective acquisition of the tanker vessel “P. Fos” (ex “Virgo Sun”), in accordance with the Company’s accounting policy, and is analyzed as follows:

	December 31, 2019	December 31, 2018
Advances for vessel acquisitions	$11,000	$-
Capitalized costs	17	-
Total	$11,017	$-

5.     Vessels, net

Vessel acquisitions
In 2019, the Company acquired the tanker vessels “Blue Moon” and “Briolette”, for an aggregate purchase price of $60,000. The Company had acquired in June 2019 from its’ CEO and Chairman the entities Taburao Shipping Company Inc. and Tarawa Shipping Company Inc., whose sole assets were the contracts to acquire the specific vessels (Note 3). The vessels were delivered to the Company in August and November 2019, respectively, and aggregate pre-delivery costs capitalized amounted to $161.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Vessels’ impairment
In 2019, 2018 and 2017, the Company, taking into account the provisions of ASC 360 and factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. During 2019, 2018 and 2017, the carrying value of three, two and two vessels, respectively, was impaired as a result of their classification as “held for sale” or as a result of the Company’s impairment exercise. More specifically, during 2019 an impairment loss of $17,434 was recognized in connection with the classification of vessel “Pucon” as held for sale on the September 30, 2019 balance sheets, and an aggregate impairment loss of $14,195 was recognized for the vessels ”Pamina” and “Rotterdam” that were classified on the June 30, 2019, and December 31, 2019 balance sheets, respectively, as held and used, as the Company’s impairment exercise concluded that their carrying value was not recoverable. The vessels were measured at fair value on a non-recurring basis as a result of the Company’s impairment test exercise or their “held for sale” classification and their fair value was determined through Level 2 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. The aggregate fair value of the impaired vessels as of the testing dates was $47,393 in 2019, $29,074 in 2018 and $20,050 in 2017.
In aggregate, in 2019, 2018 and 2017, the impairment loss recognized by the Company amounted to $31,629, out of which $598 are unamortized dry-dock costs (Note 2 (k),(p)), $20,654 and $8,363, respectively, and is separately reflected in the accompanying consolidated statements of operations.
Vessel disposals
In August and September 2019, the Company, through two of its subsidiaries, entered into two memoranda of agreement to sell the container vessels “Pamina” and “Pucon” to unrelated parties for an aggregate gross price of $29,340. The “Pamina” and the “Pucon” were delivered to their new owners in October and November 2019, respectively, and the Company received aggregate proceeds of $28,868, net of expenses, in accordance with the terms of the contracts. From October 2017 to May 2018, the Company, through seven of its subsidiaries, entered into memoranda of agreement to sell the container vessels “March”, “Great”, “New Jersey”, “Sagitta”, “Centaurus”, “Puelo” and “Hamburg” to unrelated parties. All seven vessels were delivered to their new owners during 2018, and the Company received aggregate proceeds of $92,905, net of expenses.
For 2019 and 2018, the aggregate loss from the sale of vessels, including direct to sale expenses, amounted to $127 and $16,700, respectively, while for 2017 the respective gain, net of direct to sale expenses, amounted to $945. The amounts are separately reflected in Loss/(Gain) on vessels’ sale in the accompanying consolidated statements of operations.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:
	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2017	$247,327	$(46,019)	$201,308
- Vessels' disposals	(121,249)	30,853	(90,396)
- Depreciation	-	(4,388)	(4,388)
- Impairment charges	(20,654)	-	(20,654)
Balance, December 31, 2018	$105,424	$(19,554)	$85,870
- Acquisitions and other vessels' costs	60,161	-	60,161
- Vessels' disposals	(40,553)	11,677	(28,876)
- Depreciation	-	(3,253)	(3,253)
- Impairment charges	(31,031)	-	(31,031)
Balance, December 31, 2019	$94,001	$(11,130)	$82,871

As at December 31, 2019, the Company’s container vessels were unencumbered, whereas the tanker vessels “Blue Moon” and “Briolette”, having an aggregate net book value of $59,421, have been provided as collateral to secure the new loan facility with Nordea (Note 6).

6.     Long-Term Debt
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2019	Current	Non-current	December 31, 2018	Current	Non-current

Nordea term loan	$32,481	$4,340	$28,141	$-	$-	$-
less unamortized deferred financing costs	(198)	(58)	(140)	-	-	-
Total debt, net of deferred financing costs	$32,283	$4,282	$28,001	$-	$-	$-

Nordea Bank Abp, Filial i Norge (“Nordea”) – Term Loan: On July 24, 2019, the Company, through Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. (the “Initial Borrowers”), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33,000. The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”, discussed in Note 5. An arrangement fee of $330 was paid on signing the loan agreement, and commitment commissions of 0.9625% per annum were calculated on the undrawn amounts from the date of signing the loan agreement until the drawdown dates. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16,500 each.

The “Blue Moon” tranche is repayable in 20 quarterly installments of $518.6 and a balloon of $6,128 payable together with the last installment, while the “Briolette” tranche is repayable in 19 quarterly installments of $566.2 and a balloon of $5,742.2 payable together with the last installment. Both tranches mature on July 30, 2024 and bear interest at LIBOR plus a margin of 2.75% per annum.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

On December 23, 2019, the Company, through the “Initial Borrowers” and Rongelap Shipping Company Inc. (collectively “the Borrowers”), entered into a first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47,000.  The purpose of the amended agreement is to provide additional finance of up to $14,000 for the acquisition of the tanker vessel “P. Fos” (ex “Virgo Sun”), discussed in Note 4, and in all other respects includes identical terms to the initial agreement. Subsequent to the balance sheet date, the Company drew down the maximum amount of $14,000 to support the acquisition of the vessel “P. Fos” (ex “Virgo Sun”). Also subsequent to the balance sheet date, the Company entered into the second amendment and restatement loan agreement with Nordea to fund the acquisition of the vessel “P. Kikuma” (ex “FSL Shanghai”)(Note 14 (c), (i)).

The loan is guaranteed by Performance Shipping Inc., is secured by first priority mortgages over the financed tanker vessels, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreement requires a minimum hull value of the financed vessels, imposes restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, includes customary financial covenants and requires minimum cash liquidity of $7,000 at all times during the facility period plus $1,000 per additional tanker vessel acquired. As at December 31, 2019, the compensating cash balance required under the loan agreement amounted to $7,000 and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at December 31, 2019, the Company was in compliance with all of its loan covenants.

For 2019, 2018 and 2017, interest expense on long-term debt in connection with the above-described loan agreement with Nordea and the terminated loan agreements with Addiewell Ltd (“Addiewell) and the Royal Bank of Scotland (“RBS”) amounted to $416, $247 and $3,773, respectively, discount premium amortization amounted to $0, $6,282 and $3,718, respectively, while commitment fees amounted to $55, $0 and $0, respectively. Interest expense, discount premium amortization, and commitment fees are included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest as of December 31, 2019 and 2018, amounted to $8 and $0, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets. The weighted average interest of the Nordea loan for 2019 was 4.68%, while the weighted average interest of the Addiewell loan for 2018 was 6.00%.

As at December 31, 2019, the maturities of the debt facility described above, are as follows:

Period			Principal Repayment

January 1, 2020	to	December 31, 2020	$4,340
January 1, 2021	to	December 31, 2021	4,340
January 1, 2022	to	December 31, 2022	4,340
January 1, 2023	to	December 31, 2023	4,340
January 1, 2024	to	July 30, 2024	15,121
		Total	$32,481
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
December 31, 2019
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

(b) As discussed in Notes 3 and 4, in November 2019, the Company acquired the subsidiary Rongelap Shipping Company Inc., which had entered into a memorandum of agreement, to acquire the Aframax tanker vessel “P. Fos” (ex “Virgo Sun”). As at December 31, 2019, the remaining balance to be paid under the contract was $15,000 and was settled in January 2020 upon vessel’s delivery to the new owners using cash on hand and bank financing (Notes 6 and 14 (c)).

(c)  As at December 31, 2019, the Company’s container vessels were operating under time charter agreements, which are accounted for as per ASC 842 requirements, while the Company’s tanker vessels were on spot voyages, which are accounted for as per ASC 606 requirements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2019, non-cancelable charter contracts, are estimated at $1,080 for the container vessels until December 31, 2020.

(d)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 5 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $190 and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2019 balance sheet. The monthly rent cost under the existing as of December 31, 2019 lease agreements are $10 (based on the exchange rate of Euro/US Dollar $1.124 as of December 31, 2019) and rent expense is included in General and administrative expenses in the accompanying consolidated statements of operations. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as of December 31, 2019, as no impairment indicators existed.
The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2019:
Twelve months period ending December 31,	Amount
2020	$77
2021	77
2022	57
2023	2
Total	$213
Less imputed interest	-23
Present value of lease liabilities	$190

Lease liabilities, current	72
Lease liabilities, non- current	118
Present value of lease liabilities	$190

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

8.     Changes in Capital Accounts

(a)    Issuance of Series C Preferred Stock: On May 30, 2017, the Company issued 100 shares of its then newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's then outstanding loan, as described above. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock votes with the common shares of the Company, and each share of the Series C Preferred Stock entitles the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. The issuance of shares of Series C Preferred Stock to DSI was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from independent third parties that the transaction was fair from a financial point of view to the Company. As at December 31, 2019 and 2018, the 100 Series C Preferred Stock remained outstanding. Subsequent to the balance sheet date, the Company re-purchased from Diana Shipping Inc. the 100 Series C Preferred Shares for a purchase price of $1,500 and consequently cancelled them (Note 14 (j)).

(b)   Receipt of NASDAQ Notices: On January 15, 2019, the Company announced that it has received written notification from The NASDAQ Stock Market LLC (“NASDAQ”) dated January 10, 2019, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Select Market, the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1). The Company regained compliance on April 4, 2019, and thus cured this deficiency within the prescribed grace period.

On September 11, 2019, the Company announced that it has received written notification from The NASDAQ dated September 6, 2019, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Select Market, the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1). The applicable grace period to regain compliance was until March 4, 2020. The Company, to cure this deficiency within the prescribed grace period,  has initiated in January 2020 a Share Repurchase Program, as per the terms described under c) below and as discussed in Note 14 (a). Moreover, on March 6, 2020 the Company’s securities were transferred to Nasdaq Capital Market and the Company was granted an additional grace period of 180 days to cure the bid price deficiency (Note 14 (h)).

(c)   Share Repurchase Program: On January 9, 2019, the Company had announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares. The timing and amount of any repurchases would be determined by the Company’s management team and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. The Board of Directors’ authorization of the repurchase program was effective immediately and would expire on December 21, 2019. Common shares repurchased as part of this program would be cancelled by the Company. No shares had been repurchased under the specific program, which expired on December 21, 2019.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Subsequent to the balance sheet date, the Company’s Board of Directors re-authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares and up to the date that these financial statements are issued, a number of common shares have been repurchased and cancelled by the Company (Note 14 (a)).

(d) Issuance of Series B Preferred Stock and Warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or “Kalani”), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B convertible preferred shares were convertible at any time at the option of the holder into common shares based on specific terms of the agreements.

The Company in its assessment for the accounting of the Series B-1 and B-2 convertible preferred shares has taken into consideration ASC 480 "Distinguishing liabilities from equity" and determined that the preferred shares should be classified as equity instead of liability. The Company further analyzed key features of the preferred shares to determine whether these are more akin to equity or to debt and concluded that the Series B-1 and B-2 convertible preferred shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder was entitled to receive preferred shares. ASC 480 "Distinguishing liabilities from equity" requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company determined that the fair value of the warrants at inception and at December 31, 2018, was immaterial. As at December 31, 2018, 100,010 warrants remained outstanding. On March 24, 2019, the Series B-2 Preferred Warrants that were exercisable for Series B-2 Preferred Shares expired, in accordance with their terms.

In 2019, 2018 and 2017, the Company received net equity proceeds, after deducting offering expenses payable by the Company, of $6,452, $17,413 and $31,989, respectively. In 2019, an aggregate of 6,470 preferred warrants were exercised for the sale of an equal number of preferred shares and in aggregate, 5,220 Series B convertible preferred shares were converted to 7,100,510 common shares, thus leaving 1,500 Series B convertible preferred shares outstanding as at December 31, 2019. Part of the 1,500 outstanding preferred shares was converted to common shares subsequent to the balance sheet date and the remaining preferred shares were re-purchased by the Company and consequently cancelled (Note 14 (b)). In 2018, an aggregate of 17,490 preferred warrants were exercised for the sale of an equal number of preferred shares and in aggregate, 17,529 Series B convertible preferred shares were converted to 10,250,265 common shares, thus leaving 250 Series B convertible preferred shares outstanding as at December 31, 2018. In 2017, an aggregate of 32,500 Series B convertible preferred shares were issued, out of which 32,211 were converted to 4,049,733 common shares, thus leaving 289 Series B convertible preferred shares outstanding as at December 31, 2017.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(e) Compensation Cost on Restricted Common Stock: On February 9, 2018, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 550,000 shares. On February 9, 2018, the Company issued 161,700 restricted common shares as an award to the executive management and the non-executive directors, pursuant to the Company’s Board of Directors’ decision of February 9, 2017. The fair value of the award was $380 and the number of shares issued was based on the share closing price of February 9, 2018. One third of the shares vested on February 9, 2018, and the remainder two thirds will vest ratably over two years from the issuance date. As at December 31, 2019, 388,300 restricted common shares remained reserved for issuance under the Plan.

Moreover, on February 15, 2018, the Company's Board of Directors approved a one-time award of restricted common stock, which was proposed by the Company's compensation committee, with an aggregate value of $5,000, to the Company's executive officers and non-executive directors, in recognition of the successful refinancing of the Company's RBS loan in 2017. In this respect, a number of 5,747,786 restricted shares were issued on February 15, 2019 and their number was defined based on the share closing price of February 15, 2019. One third of the shares vested on the issuance date and the remainder two thirds will vest ratably over two years from the issuance date. In 2018, a compensation cost of $1,464 was recognized in connection with the specific award and is included in General and administrative expenses in the accompanying consolidated statements of operations and in Other liabilities, non-current in the accompanying 2018 consolidated balance sheets, while in February 2019, upon the issuance of the shares, the respective amount has been reclassified from Other liabilities, non-current to Additional paid-in capital in the accompanying 2019 consolidated balance sheets.

During 2019, 2018 and 2017, aggregate compensation cost on restricted stock amounted to $1,791, $1,587 and $1,171 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2019 and 2018, the total unrecognized compensation cost relating to restricted share awards was $1,889 and $3,680, respectively.

During 2019 and 2018, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	-	$-
Granted	161,700	2.35
Vested	(53,899)	2.35
Forfeited or expired	-	-
Outstanding at December 31, 2018	107,801	$2.35
Granted	5,747,786	0.87
Vested	(1,969,827)	0.91
Forfeited or expired	-	-
Outstanding at December 31, 2019	3,885,760	$0.89

As at December 31, 2019, the weighted-average period over which the total compensation cost related to non-vested awards, as presented above, is expected to be recognized, is 0.62 years.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.     Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	2019	2018	2017
Interest expense and other fees on unrelated party debt (Note 6)	$416	$6,529	$7,491
Interest expense and other fees on related party debt (Note 3)	-	4,762	5,948
Amortization of deferred financing costs	154	176	322
Commitment fees and other	81	53	82
Total	$651	$11,520	$13,843

10.     Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company's incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For 2019, 2018 and 2017 the Company did not declare nor paid any dividends. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For 2019 and 2018, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive, and therefore basic and diluted losses per share is the same amount. For 2017, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the “if-converted” method. No incremental shares were calculated with the treasury stock method for the unexercised warrants to issue preferred convertible shares.

	2019		2018		2017
	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss)	$(32,057)	$(32,057)	$(52,895)	$(52,895)	$3,819	$3,819
Net income / (loss) available to common stockholders	(32,057)	(32,057)	(52,895)	(52,895)	3,819	3,819

Weighted average number of common shares outstanding	28,646,763	28,646,763	9,450,555	9,450,555	427,333	427,333
Effect of dilutive shares	-	-	-	-	-	28
Total shares outstanding	28,646,763	28,646,763	9,450,555	9,450,555	427,333	427,361

Earnings / (Loss) per common share	$(1.12)	$(1.12)	$(5.60)	$(5.60)	$8.94	$8.94

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
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

The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by its voyages that begin or end in the United States.  However, under Section 883 of the Internal Revenue Code of the United States (the “Code”), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by “qualified shareholders,”, which is referred to as the “50% Ownership Test,” or (ii) its common stock is “primarily and regularly traded on an established securities market” in the United States or in a country that grants an “equivalent exemption”, which is referred to as the “Publicly-Traded Test.”
The Marshall Islands, the jurisdiction where Performance Shipping Inc. and each of its vessel-owning subsidiaries are incorporated, grant an “equivalent exemption” to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Based on the trading and ownership of its stock, the Company believes that it satisfied the Publicly-Traded Test for its 2019 taxable year and intends to take this position on its 2019 U.S. federal income tax returns.  Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2019.
12.     Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

13.	Segment Reporting

The Company has two reportable segments from which it derives its revenues, the tanker vessels segment and the container vessels segment.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The table below presents information about the Company’s reportable segments for the period ending December 31, 2019. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

	Tanker vessels	Container vessels	Total

Revenues from external customers	$6,224	$20,622	$26,846
Depreciation and amortization of deferred charges	(745)	(2,939)	(3,684)
Impairment losses	-	(31,629)	(31,629)
Loss on vessels' sale	-	(127)	(127)
Interest expense	(416)	-	(416)
Interest income	32	226	258
Segment profit / (loss)	142	(32,199)	(32,057)
Total assets	81,898	48,671	130,569

14.     Subsequent Events

(a)    Share Repurchase Program: On January 14, 2020, the Company announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares. The timing and amount of the repurchases are determined by the Company’s management team and depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. From inception on January 29, 2020, and until April 9, 2020, the Company has repurchased 452,768 common shares of $365 aggregate gross value. Common shares repurchased as part of this program are cancelled by the Company. The Board of Directors’ authorization of the repurchase program will expire on December 21, 2020.

(b)    Conversion of Series B-2 Preferred Shares and Re-purchase and Cancellation of the Company’s Remaining Series B-2 Preferred Shares: Subsequent to the balance sheet date and up to April 6, 2020, 1,100 of the 1,500 Series B-2 convertible preferred shares outstanding on December 31, 2019 (Note 8) were converted to 1,952,152 common shares, thus leaving 400 Series B-2 convertible preferred shares outstanding on April 6, 2020. On April 6, 2020, the Company’s BOD members approved the re-purchase of the Company’s outstanding Series B-2 Preferred Shares, previously issued to “Kalani” (Note 8 (d)), for a purchase price of $400. The Company, on April 7, 2020, entered into an agreement with “Kalani” for the re-purchase of all 400 Series B-2 convertible preferred shares outstanding, paid the purchase price of $400 and consequently cancelled the Series B-2 Preferred Shares.

(c)     Loan Drawdown under the First Amendment and Restatement Loan Agreement with Nordea and Vessel’s Delivery: On January 22, 2020, the Company drew down an amount of $14,000 from Nordea to partially finance the acquisition of the tanker vessel “P. Fos” (ex “Virgo Sun”), according to the terms of the first amendment and restatement loan agreement, dated December 23, 2019 (Note 6). The vessel was delivered to the Company on January 27, 2020 (Notes 4 and 7).

(d)    Sale of a Container Vessel: On January 24, 2020, the Company, through one of its subsidiaries, contracted to sell to unaffiliated parties the container vessel “Rotterdam”, for a gross sale price of $18,500. The vessel was delivered to her new owners on April 1, 2020 and the Company collected the sale proceeds.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(e)     Acquisition of a Tanker Vessel: On February 14, 2020, the Company, through one of its subsidiaries, contracted to acquire from unaffiliated parties the tanker vessel “P. Kikuma” (ex “FSL Shanghai”), for a gross sale price of $26,000. The vessel was delivered to the Company on March 30, 2020 and the Company funded its acquisition with cash on hand and bank financing (see (i) below).

(f)     Appointment and Resignation of BOD Members and Executive Officers: On February 18, 2020, the Company’s Annual General Meeting of Shareholders approved the re-election of Mr. Antonios Karavias and the election of Mr. Andreas Nikolaos Michalopoulos as Class I Directors of the Company. Also, effective February 18, 2020, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas and Mr. Ioannis Zafirakis have resigned from the Company’s Board of Directors due to other business commitments. The Company’s Board of Directors has appointed Mr. Christos Glavanis and Mrs. Aliki Paliou to the Board of Directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Mr. Glavanis was also appointed as Chairman of the Company’s Compensation Committee. Finally, also effective February 28, 2020, Mr. Anastasios Margaronis has resigned from his position as the Company’s President, Mr. Ioannis Zafirakis has resigned as the Company’s Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou has resigned as the Company’s Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. On the same date, Mr. Michalopoulos has been appointed as Secretary to replace Mr. Zafirakis. Since October 31, 2019, Mr. Andreas Michalopoulos also holds the position of Deputy Chief Executive Officer.

(g)    Termination of Steamship Agreement: On March 1, 2020, the Company terminated the Steamship agreement (Note 3), which was originally due to expire on March 31, 2020, at no cost.

(h)    Transfer of the Company’s Common Stock to NASDAQ Capital Market and Bid Price Second Grace Period: On March 5, 2020, NASDAQ approved the Company’s application to list its common stock on the Capital Market and the Company’s securities were transferred to Capital Market at the opening of business on March 6, 2020. Moreover, NASDAQ notified the Company that it has not been able to regain compliance to meet the minimum $1.00 bid price per share requirement until March 4, 2020, as previously notified (Note 8), however, it grants the Company an additional 180 calendar days, until August 31, 2020, in order to regain compliance.

(i)    Second Amendment and Restatement Loan Agreement with Nordea: On March 20, 2020, the Company signed a second amendment and restatement loan agreement with Nordea, which increases the maximum loan amount of up to $59,000. The purpose of the amended loan facility is to additionally finance the acquisition cost of the vessel “P. Kikuma” (ex “FSL Shanghai”), described above, by $12,000. The second amendment and restatement loan agreement includes identical terms to the first amendment and restatement loan agreement, dated December 23, 2019. On March 26, 2020 the Company drew down the amount of $12,000 in anticipation of the vessel’s “P. Kikuma” (ex “FSL Shanghai”), delivery (see (e) above).

(j)    Re-purchase and Cancellation of the Company’s Series C Preferred Shares: On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C Preferred Shares, held by Diana Shipping Inc. since 2017 (Note 8), for a purchase price of $1,500. The Company’s disinterested BOD members had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company. On March 25, 2020, the Company agreed with DSI for the repurchase of the Series C Preferred Shares and on March 26, 2020,the Company paid the agreed purchase price and consequently cancelled the Series C Preferred Shares.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(k)    Change of the Company’s Ticker Symbol in NASDAQ: Effective March 30, 2020, the Company’s ticker symbol has been changed from “DCIX” to “PSHG”.

(l)    Covid-19 Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. The Company’s financial and operating performance may be adversely affected by the recent coronavirus outbreak. Any prolonged restrictive measures in order to control the spread of Covid-19, or other adverse public health developments in Asia or in other geographies in which the Company’s vessels operate may significantly impact the demand for the Company’s vessels. The extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, and accordingly, an estimate of the impact cannot be made at this time.