Form 20-F/A
period 2019-12-31
Performance Shipping Inc.
filed 2020-04-13
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
☐ Yes            ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 of Performance Shipping Inc., which was originally filed with the U.S. Securities and Exchange Commission on April 10, 2020 (the "Original 2019 Form 20-F"), is being filed solely for the purposes of (i) furnishing revised Interactive Data File (“XBRL”) disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T due to an incorrect version of the XBRL disclosure being filed due to administrative error, and (ii) including as Exhibit 15.5 the consent of Ernst and Young (Hellas), Certified Auditors Accountants S.A., the independent auditor of Performance Shipping Inc.

This Amendment No. 1 speaks as of the filing date of the Original 2019 Form 20-F on April 10, 2020. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2019 Form 20-F, or reflect any events that have occurred after the Original 2019 Form 20-F was originally filed.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
Exhibit 15.2*	Consent of Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed with this Amendment No. 1 on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Director, Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Dated: April 10, 2020