Form 20-F
period 2020-12-31
Performance Shipping Inc.
filed 2021-03-05
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece (Address of principal executive offices)
Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-216-600-24000, Fax: + 30-216-600-2599
E-mail: amichalopoulos@pshipping.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value, including the Preferred stock purchase rights	"PSHG"	The NASDAQ Capital Market

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
As of December 31, 2020, there were  5,082,726 shares of the registrant's common stock outstanding.
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
☒ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
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
☐ Yes              ☐ No

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS	2
PART I	3
Item 1. Identity of Directors, Senior Management and Advisers	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
Item 4. Information on the Company	30
Item 4A. Unresolved Staff Comments	50
Item 5. Operating and Financial Review and Prospects	53
Item 6. Directors, Senior Management and Employees	66
Item 7. Major Shareholders and Related Party Transactions	71
Item 8. Financial information	73
Item 9. The Offer and Listing	74
Item 10. Additional Information	75
Item 11. Quantitative and Qualitative Disclosures about Market Risk	84
Item 12. Description of Securities Other than Equity Securities	84
PART II	84
Item 13. Defaults, Dividend Arrearages and Delinquencies	84
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	83
Item 15. Controls and Procedures	85
Item 16A. Audit Committee Financial Expert	85
Item 16B. Code of Ethics	86
Item 16C. Principal Accountant Fees and Services	86
Item 16D. Exemptions from the Listing Standards for Audit Committees	86
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	87
Item 16F. Change in Registrant’s Certifying Accountant	87
Item 16G. Corporate Governance	88
Item 16H. Mine Safety Disclosure	88
PART III	88
Item 17. Financial Statements	88
Item 18. Financial Statements	88
Item 19. Exhibits	89

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
Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might," "pending" and similar expressions, terms or phrases may identify forward-looking statements.
Please note in this annual report, "we," "us," "our," and "the Company" all refer to Performance Shipping Inc. and its subsidiaries, unless the context requires otherwise.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.
In addition to these important factors and matters discussed elsewhere herein, including under the heading "Item 3. Key Information – D. Risk Factors," and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing and changes to our financial condition and liquidity, including our ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, our ability to continue as a going concern, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, the market for our vessels, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our common shares, our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including "trade wars", acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
This report may contain assumptions, expectations, projections, intentions, and beliefs about future events. These statements are intended as forward-looking statements. The Company may also, from time to time, make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company's security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions, and beliefs about future events may, and often do, vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events, or otherwise, except as required by law.

PART I
Item 1.	Identity of Directors, Senior Management, and Advisers
Not Applicable.
Item 2.	Offer Statistics and Expected Timetable
Not Applicable.
Item 3.	Key Information
A. Selected Financial Data
 Not Applicable.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, or operating results, or the trading price of our common stock.
Summary of Risk Factors

•
The tanker vessel industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in tanker vessel values, and in our earnings and available cash flow.

•	An over-supply of tanker capacity may lead to a reduction in charter rates, tanker vessel values, and profitability.
•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
•
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

•	If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.
•	The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
•
Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.

•	An increase in operating costs could adversely affect our cash flows and financial condition.
•	Rising fuel prices may adversely affect our profits.
•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•
We operate our tanker vessels worldwide and, as a result, our tanker vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.

•	Outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-19, and governmental responses thereto could adversely affect our business.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•
If our tanker vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common stock.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our tanker vessels may lead to governmental claims against us.
•	Maritime claimants could arrest or attach our tanker vessels, which would interrupt our business or have a negative effect on our cash flows.
•
The market values of our tanker vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.

•	We are currently subject to litigation, and we may be subject to similar or other litigation in the future.
•	Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our tanker vessels, for which we will face substantial competition.
•	We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
•	Our purchasing and operating secondhand vessels, and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
•	There is a lack of historical operating history provided with our secondhand vessel acquisitions, and profitable operation of the vessels will depend on our skill and expertise.
•	Technical innovation and technical quality and efficiency requirements from our customers could reduce our charterhire income and the value of our tanker vessels.
•
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.

•	Our ability to obtain debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
•	We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
•
We recently underwent a transition with respect to certain of our directors and executive officers and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

•
Ms. Aliki Paliou, one of our directors, may be deemed to beneficially own a significant percentage of our outstanding common shares, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

•	We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
•
We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies, therefore, exchange rate fluctuations could have an adverse impact on our results of operations.

•	Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings, and cash flow.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	We may be treated as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	A cyber-attack could materially disrupt our business.
•	If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or to effectively manage our growth.
•	The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our tanker vessels.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•
Increasing scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

•
If we are unable to operate our tanker vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker vessel market, which would negatively affect our financial condition and our ability to expand our business.

•	Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.
•	Adverse market conditions could cause us to breach covenants in our credit facility and adversely affect our operating results.
•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.
•	The market price of our common shares is subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.
•
A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market, and our common shares could be delisted from the Nasdaq Capital Market, or trading could be suspended.

•	We cannot assure you that our board of directors will declare dividend payments in the future, or when such payment might occur.
•
Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of our common stock.

•	We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
•	Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.
•	Future sales of our common stock could cause the market price of our common stock to decline.
•
As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

•	It may not be possible for our investors to enforce judgments of U.S courts against us.
•
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the value of our securities.

Industry Specific Risk Factors
Risks Incident to Our Nascent Operation in the Tanker Vessel Sector
The tanker vessel industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in vessel values, and in our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the ten year period from 2011 through 2020, time charter equivalent, or TCE, spot rates for an Aframax tanker trading between Curacao and Texas City fluctuated between $6,620 to $59,490 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker vessel capacity include:
•	supply and demand for energy resources and oil and petroleum products;
•	competition from, and supply and demand for, alternative sources of energy;
•	regional availability of refining capacity and inventories;
•	global and regional economic and political conditions and developments, including armed conflicts, terrorist activities, trade wars, tariffs embargoes, and strikes;
•	currency exchange rates;
•
changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea and changes in the price of crude oil and changes to the West Texas Intermediate and Brent Crude Oil pricing benchmarks, and changes in trade patterns;

•	changes in governmental or maritime self-regulatory organizations' rules and regulations or actions taken by regulatory authorities;
•	environmental and other legal and regulatory developments;
•	government subsidies of shipbuilding;
•	construction or expansion of new or existing pipelines or railways;
•	weather and natural disasters;
•	economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;
•	developments in international trade, including those relating to the imposition of tariffs;
•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and
•	international sanctions, embargoes, import and export restrictions, nationalizations, and wars.
The factors that influence the supply of tanker vessel capacity include:
•	demand for alternative sources of energy;
•	the number of newbuilding orders and deliveries;
•	the number of shipyards and availability of shipyards to deliver vessels;
•	vessel casualties;
•	the recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•	conversion of tanker vessels to other uses;
•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;
•	availability of financing for new vessels;
•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnages;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	port or canal congestion and weather delays; and
•	sanctions (in particular, sanctions on Iran and Venezuela, amongst others).
Declines in crude oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker vessel sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development, or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations, and cash available for distribution.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tanker vessels is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, the current and expected price for newbuildings, and the number of vessels being recycled for scrap steel. If the capacity of new tanker vessels delivered exceeds the capacity of tanker vessels being recycled for scrap steel or converted to non-trading tanker vessels, tanker vessel capacity will increase. If the supply of tanker vessel capacity increases and if the demand for tanker vessel capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our tanker vessels may have a material adverse effect on our results of operations and earnings and available cash, and our ability to comply with the covenants in our loan agreements.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker vessel demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker vessel demand will affect any spot market-related rates that we may receive.
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the COVID-19 pandemic continues. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk, and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required or that we will be able to refinance our existing and future credit facilities on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions, or otherwise take advantage of business opportunities as they arise.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging, and reduced liquidity, and there is a risk that the U.S. federal government and state governments, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.
The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as significant public health concerns such as the COVID-19 pandemic. If U.S and world economic conditions weaken, the demand for energy, including crude oil and natural gas, may be negatively affected. There has historically been a strong link between the development of the world economy and demand for energy, including crude oil and natural gas.
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
In Europe, large sovereign debts and fiscal deficits, low growth prospects, and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom, or the U.K., from the European Union, or the EU, as described more fully below, and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy continues to be underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we expect challenges with the Chinese economy maintaining high levels of  GDP growth rates in the near term. The annual year-over-year growth rate of China's GDP was expected to be around 2% for the year ending December 31, 2020, as compared to 6.0 % for the year ending December 31, 2019. Furthermore, there is a continuing threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and "trade wars." The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China and other countries came to a quick halt in early 2020. The outbreak of COVID-19 initially had a very negative development for the Chinese economy and led to an economic contraction. While the Chinese economy has since recovered and is growing, we cannot assure you that the Chinese economy will not contract in the future.
While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows, and financial position.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally, and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration's protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

Prospective investors should consider the potential impact, uncertainty, and risk associated with the development in the wider global economy. A further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows, and financial position.
 The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

On June 23, 2016, in a referendum vote commonly referred to as "Brexit," a majority of voters in the U.K. voted to exit the European Union. Since then, the U.K. and the EU have negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the European Union on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU while continuing to negotiate the parties' relationship going forward, including trade deals. It is unclear what long-term economic, financial, trade, and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic, or market conditions and could contribute to instability in global political institutions, regulatory agencies, and financial markets.
Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.
Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2020 and 2019, we recognized $0.34 million and $31.6 million of impairment charges, respectively, for one and three of our vessels, respectively.
Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years the value of a ten year old Aframax tanker has fluctuated widely within a range of $17.0 million to $31.0 million.
An increase in operating costs could adversely affect our cash flows and financial condition.
Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, and as a result of increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders.
Rising fuel prices may adversely affect our profits.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply, and demand for crude oil and natural gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and natural gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In April 2020, the crude oil price fell to under $27.00 per barrel (the lowest price over the past ten years) following OPEC's inability to reach an agreement in respect of oil production cuts. However, fuel may become much more expensive in the future as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. Over the past ten years, the price of crude oil has fluctuated widely within a range of $26.6 to $125.5 per barrel. An increase in oil price in the future may reduce the profitability of our business. Other future regulations may have a similar impact.

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
A vessel must undergo annual surveys, intermediate surveys, and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, or special survey, the vessel will be unable to trade between ports and will be unemployable. If this were to happen to one or more of our vessels, it could negatively impact our results of operations and financial condition.
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state, and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management.  These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continues to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations, and in obtaining insurance coverage.
In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, approvals, and financial assurances with respect to our operations. Our failure to maintain necessary permits, licenses, certificates, approvals, or financial assurances could require us to incur substantial costs or temporarily suspend the operation of one or more of the vessels in our fleet or lead to the invalidation or reduction of our insurance coverage.
Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including for cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of our vessels.
We, or our in-house managers, may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business. In addition, labor interruptions could disrupt our business.
Our success will depend largely on our ability and on the ability of Unitized Ocean Transport Limited, or UOT, our wholly-owned subsidiary, which acts as our in-house manager, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition. Any inability we or UOT experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our vessels are manned by masters, officers, and crews that are employed by our vessel-owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our financial condition, results of operations, and cash flows.
We operate our vessels worldwide and as a result, our vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, and other circumstances or events. In addition, changing economic, regulatory, and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tanker vessels has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tanker vessels are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tanker vessels.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility, or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space, or to travel to more distant drydocking facilities, may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.
In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading, or delivery, and the levying of customs duties, fines, or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition, and available cash.
World events could affect our results of operations and financial condition.
Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the Ukraine and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the U.S. and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business and operations.

Outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-19, and governmental responses thereto could adversely affect our business.
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, lockdown measures, and other emergency public health measures.. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis, or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate further, and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have, and may continue to have, a number of adverse consequences for the tanker vessel sector, including, among other things:
•	low charter rates, particularly for tanker vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of tanker vessels and a limited second-hand market for the sale of tanker vessels;
•	limited financing for tanker vessels;
•	loan covenant defaults; and
•	declaration of bankruptcy by certain tanker vessel operators, tanker vessel owners, shipyards, and charterers.
The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels, given the difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages, and restrictions on travel. We believe these disruptions, along with other seasonal factors, including lower demand for the cargoes we carry, such as crude oil and refined petroleum products, have contributed to lower tanker charter rates in the second half of 2020.
Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees' well-being whilst ensuring that their operations continue undisrupted and, at the same time, adapting to new ways of operating. As such, employees are encouraged or even required to operate remotely, which significantly increases the risk of cybersecurity attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the tanker sector in general, we assess tanker charter rates have been reduced significantly as a result of COVID-19 and that the tanker industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term. Indicatively, vessels in our fleet which came up for charter renewal in the third and fourth quarters of 2020 were employed at comparably less favorable charter rates than those expected before the COVID-19 pandemic.
Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused a significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.
The occurrence or continued occurrence of any of the foregoing events or other epidemics, or an increase in the severity or duration of the COVID-19 or other epidemics, could have a material adverse effect on our business, results of operations, cash flows, financial condition, the value of our vessels, and ability to pay dividends.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, in the Gulf of Aden off the coast of Somalia, Sulu Sea and Celebes Sea, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years.  Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur.  Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly, and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common stock.
While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities ("Sanctioned Jurisdictions") in violation of sanctions or embargo laws in 2020, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent.  If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.
Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.  Current or future counterparties of ours may be affiliated with persons or entities that are or may be, in the future, the subject of sanctions or embargoes imposed by the governments of the U.S., EU, and/or other international bodies.  If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest, and governmental actions in the countries or territories that we operate in.

We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers, and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well-publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse impact on our business, financial condition and results of operations.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we were entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, and financial condition.
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees, and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims and our vessels may be detained for a prolonged period of time which could have an adverse effect on our business, results of operations, cash flows, and financial condition.
Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.
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
Changing laws, regulations, and standards relating to reporting requirements, including the EU General Data Protection Regulation, or GDPR, may create additional compliance requirements for us.
GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR was enforced on May 25, 2018, and non-compliance exposes entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.
Company Specific Risk Factors
The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.
The market values of our vessels are related to prevailing charter rates. While the market values of vessels and the charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.  The market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors, including:
•	the prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies and other modes of transportation;
•	the types, sizes, and ages of vessels;
•	the supply of and demand for vessels;
•	applicable governmental or other regulations;
•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements;
•	technological advances in vessel design or equipment or otherwise;
•	fuel efficiency and level of air emissions;
•	the cost of newbuildings; and
•	shipyard capacity.
The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels' market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2020, we had $58.1 million outstanding under our loan facilities and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facility could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.
In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results. During 2020, the value of one of our container vessels was impaired as a result of its classification as held for sale, and we recognized an impairment loss of $0.3 million.
We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We, and our current executive officers, are defendants in a purported class action lawsuit pending in the U.S. District Court for the Eastern District of New York. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended.
While we believe these claims to be without merit and intend to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant, and we could in the future be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations, and financial position.

With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such a lawsuit. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance is applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results, or financial condition.
Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our vessels, for which we will face substantial competition.
The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Charters are awarded based upon a variety of factors relating to the vessel operator, including:
•	shipping industry relationships and reputation for customer service and safety;
•	the experience and quality of ship operations, including cost-effectiveness;
•	quality and experience of the seafaring crew;
•	the ability to finance vessels at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	the technical specifications of the vessel;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.
We expect substantial competition for providing tanker vessel transportation services from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to attract new customers or secure medium-term time charters at profitable charter rates, if at all, which will impede our operating results, financial condition, and growth.
Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our tanker vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably.
The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.
Generally, we intend to selectively employ our vessels under voyage charters and under short-, medium- or long-term time charters,  which exposes us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping market and the overall financial condition of the counterparty. From time to time, we may enter into agreements to acquire vessels, and if the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business.
In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
There are periods when we may be interested in further growing our fleet through selective acquisitions. Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations, and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.
Our purchasing and operating secondhand vessels, and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Potential charterers may also choose not to charter older vessels. Governmental regulations, safety, and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
There is a lack of historical operating history provided with our secondhand vessel acquisitions, and profitable operation of the vessels will depend on our skill and expertise.
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we, nor UOT, will conduct any historical financial due diligence process at times when we acquire vessels. Accordingly, neither we, nor UOT, will obtain the historical operating data for any secondhand vessels we may acquire in the future from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.
Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired and may also in the future acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter, and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.
Due to the differences between the prior owners of these vessels and the Company with respect to the routes we expect to operate, our future customers, the cargoes we expect to carry, the freight rates and charter rates we will charge in the future, and the costs we expect to incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners. The profitable operation of the vessels will depend on our skill and expertise. If we are unable to operate the vessels profitably, it may have an adverse effect on our financial condition, results of operations, and cash flows.

Technical innovation and technical quality and efficiency requirements from our customers could reduce our charterhire income and the value of our tanker vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel's efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels, and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
Certain of our officers and directors participate in business activities not associated with us, and do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, until his resignation from such positions in February 2020 (as described below), our Chief Executive Officer, Director and Secretary, Mr. Andreas Michalopoulos, also served as Chief Financial Officer and Treasurer of Diana Shipping Inc. (Diana Shipping or DSI). As a result, until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, our Chief Executive Officer, Director and Secretary had fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, until his resignation as Chief Financial Officer and Treasurer of Diana Shipping in February 2020, our Chief Executive Officer, Director and Secretary might have encountered situations in which his fiduciary obligations to Diana Shipping and us are in conflict. Additionally, as described more fully below, certain of our now-resigned directors and executive officers, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis, and Mrs. Semiramis Paliou, served as directors and/or executive officers of Diana Shipping during a portion of the period covered by this annual report.
In addition, Mr. Anthony Argyropoulos, our Chief Financial Officer, participates in business activities not associated with us, and as a result, may devote less time to us than if he was not engaged in other business activities. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we, and our stockholders, were deprived of the possible benefits of such inspections. Since 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
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
Our success depends to a significant extent upon the abilities and efforts of our management team, the Chairman of the Board, Mr. Symeon Palios, and our Chief Executive Officer, Director and Secretary, Mr. Andreas Michalopoulos. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations, and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.
We recently underwent a transition with respect to certain of our directors and executive officers and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
At our 2020 annual shareholder meeting held on February 18, 2020, Mr. Andreas Michalopoulos was elected to our board of directors. Additionally, in February 2020, as part of a long-term management succession plan, Mr. Anastasios Margaronis resigned from his position as our President, Mr. Ioannis Zafirakis resigned as our Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. The above-referenced management succession plan also included the appointment of Mr. Andreas Michalopoulos to the position of Deputy Chief Executive Officer, as previously announced on October 31, 2019. Our board of directors appointed Mr. Christos Glavanis and Ms. Aliki Paliou as directors to fill the vacancies created by Messrs. Anastasios Margaronis and Mr. Nikolaos Petmezas resignations as directors in February 2020. Our board of directors also appointed Mr. Michalopoulos as Secretary to replace Mr. Zafirakis, effective as of February 28, 2020. On October 19, 2020, we announced that our board of directors appointed Mr. Andreas Michalopoulos to the position of Chief Executive Officer following the retirement of Mr. Symeon Palios from that position, and Mr. Anthony Argyropoulos to the position of Chief Financial Officer of the Company, succeeding Mr. Michalopoulos in that capacity.
Our future development and prospects depend to a large degree on the experience, performance, and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed, and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.
Ms. Aliki Paliou, one of our directors, may be deemed to beneficially own a significant percentage of our outstanding common shares, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.
As of March 4, 2021, Ms. Aliki Paliou, one of our directors, may be deemed to beneficially own approximately 46.3% of our issued and outstanding common shares, and therefore, has the power to exert considerable influence over our actions and the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Ms. Paliou may be different from your interests. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership. Ms. Paliou is the daughter of Mr. Symeon Palios, our Chairman and former Chief Executive Officer, and is married to Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary.
We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition, and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region and continuing hostilities in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions, or disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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
Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings, and cash flow.
The London Interbank Offered Rate ("LIBOR") is the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuate with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due, in part, to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings, and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition from LIBOR to SOFR could be significant for us.
In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
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
We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2020 taxable year, and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances, we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% U.S. federal income tax on the shipping income we derive during the year, which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
We may be treated as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income", or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.
Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute "passive income," and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we may be deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.
If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.
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
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or to effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations and adding tanker vessels to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable vessels for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;
•	obtain financing for our existing and new operations;
•	manage relationships with customers and suppliers;
•	identify businesses engaged in managing, operating, or owning tanker vessels for acquisitions or joint ventures;
•	integrate any acquired vessels successfully with our then-existing operations;
•	attract, hire, train, integrate and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;
•	identify additional new markets;
•	enhance our customer base;
•	improve our operating, financial, and accounting systems and controls; and
•	obtain required financing for our existing and new operations.
Our failure to effectively identify, purchase, develop, and integrate any new vessels could adversely affect our business, financial condition, and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees, or adequately improve those systems. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares or debt issuances (with amortization payments), both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.
The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the "IMO 2020 Regulations").  Under this new global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws, and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows, and financial condition.
Currently, none of our vessels are equipped with scrubbers, and as of January 1, 2020, we have transitioned to burning IMO compliant fuels.  We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand.  If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel.  Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.
Furthermore, although as of the date of this annual report, over one year has passed since the IMO 2020 Regulations became effective, it is uncertain how the availability of high-sulfur fuel around the world will be affected by the implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than-anticipated difference in the costs between the two types of fuel, may cause us to fail to recognize anticipated benefits from installing scrubbers.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates.  Our operations and the performance of our vessels, and as a result, our results of operations, face a host of challenges. These include concerns over higher costs, international compliance, and the availability of low-sulfur fuel at key international bunkering hubs such as Rotterdam and Singapore. In addition, we take seriously concerns raised in Europe that certain blends of low-sulfur fuels can emit greater amounts of harmful black carbon than the high-sulfur fuels they are meant to replace. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition, and our available cash.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives, or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization's Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations, and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing tanker vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the crude oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for crude oil and natural gas in the future or create greater incentives for the use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the crude oil and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Increasing scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices.  Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide-ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker vessel market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude oil and refined petroleum products is extremely competitive, and reduced demand for transportation of crude oil and refined petroleum products could lead to increased competition. Competition arises primarily from other tanker vessel owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition, and the acceptability of the tanker and its operator to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to the (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in the production of, or demand for, oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker vessel newbuilding orders or lower than anticipated levels of tanker vessel recyclings, and (v) changes in rules and regulations applicable to the tanker vessel industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries.

If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge, or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
Regulations relating to ballast water discharge came into effect during September 2019 and may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards on or after September 8, 2017.  We currently have 4 tanker vessels that have to install a ballast water management system or otherwise meet the D-2 (discharge) standard during their renewal survey linked to the ship's International Oil Pollution Prevention Certificate after 8 September 2019, where costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs, which may adversely affect our profitability.
Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.
We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance, and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims, and our insurance may be voidable by the insurers if we take, or fail to take, certain actions, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition, and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.
Under our vessel management agreements with UOT, UOT is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions, and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity, and war risk. UOT currently maintains hull and machinery coverage in an amount at least equal to the vessels' market value. UOT maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that UOT will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.
In addition, changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.
Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and available cash.

Adverse market conditions could cause us to breach covenants in our credit facility and adversely affect our operating results.
The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $31.0 million in 2015 to a low level of $17.0 million in 2012. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that our vessels' current aggregate market value will be in excess of loan to value amounts required under our credit facility. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2020, and as of the date of this annual report.
A decrease in vessel values could cause us to breach certain covenants in our existing credit facility and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.
A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.
A significant portion of our earnings are related to the crude oil industry.  A shift in the consumer demand from crude oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of crude oil and oil products may have a significant negative or positive impact on the ton-mile and, therefore, the demand for our tanker vessels. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.
Risks Relating to our Common Shares
The market price of our common shares is subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.
Our common shares commenced trading on the Nasdaq Global Market on January 19, 2011. Since January 2, 2013, our common shares have traded on the Nasdaq Global Select Market, and since March 6, 2020, our common shares have traded on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue. The Nasdaq Capital Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.
Since June 2016, we have effected seven reverse stock splits of our common shares, each of which was approved by our board of directors and by our shareholders at an annual or special meeting of such shareholders. There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with any of the reverse stock splits. See "Item 4. Information on the Company—A. History and Development of the Company."

The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	the failure of securities analysts to publish research about us, or analysts to make appropriate changes in their financial estimates;
•	announcements by us or our competitors of significant contracts, acquisitions, or capital commitments;
•	variations in quarterly operating results;
•	general economic conditions;
•	terrorist or piracy acts;
•	unforeseen events, such as natural disasters or pandemics (including the ongoing COVID-19 pandemic);
•	future sales of our common shares or other securities; and
•	investors' perception of us and the international tanker vessel sector.

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
A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market, and our common shares could be delisted from the Nasdaq Capital Market, or trading could be suspended.
On May 22, 2017, we received a notification of deficiency from the Nasdaq Stock Market, or Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. Additionally, on July 31, 2017, we received a second notification of deficiency from Nasdaq stating that the market value of our publicly held shares fell below the $5,000,000 minimum requirement for listing on the Nasdaq Global Select Market for 30 consecutive business days. We regained compliance with both deficiencies within the prescribed grace period for each of 180 calendar days by effecting reverse stock splits of our common shares. On January 10, 2019, we received another notification of deficiency from Nasdaq, stating that because the closing bid price of our common stock was below the minimum $1.00 per share for 30 consecutive business days, we are not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until July 9, 2019, and we regained compliance with the foregoing deficiency within the prescribed grace period of 180 calendar days. On September 6, 2019, we received another notification of deficiency from Nasdaq, stating that because the closing bid price of our common stock for the prior 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for listing on the Nasdaq Global Select Market. On March 5, 2020, Nasdaq approved our application to list our common stock on the Nasdaq Capital Market and our securities were transferred to Nasdaq Capital Market at the opening of business on March 6, 2020. Also, on March 5, 2020, Nasdaq granted us an additional 180 calendar days, until August 31, 2020, to regain compliance with the bid price requirement. On April 20, 2020, we were informed by Nasdaq that due to the COVID-19 pandemic, temporary relief had been granted related to the minimum bid price requirement, and as a result, our compliance period was, at that time, suspended until June 30, 2020. Our applicable grace period to regain compliance was November 16, 2020, which included the temporary COVID-19 relief period and we regained compliance with the foregoing deficiency within the prescribed grace period. See "Item 4. Information on the Company—A. History and Development of the Company."
A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, including by effecting a reverse stock split if necessary, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity, and information available concerning trading prices and volume. Additionally, fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
We cannot assure you that our board of directors will declare dividend payments in the future, or when such payment might occur.
On October 20, 2020, we announced that our board of directors approved a new variable quarterly dividend policy after previously suspending the quarterly cash dividend on our common shares since the quarter ended June 30, 2016. On November 9, 2020, we made a dividend payment in the aggregate amount of $0.01 per share (or $0.10 per share, as adjusted for the reverse stock split effected on November 2, 2020) to the shareholders of record at the close of business on October 30, 2020, with respect to the third quarter of 2020. While we have declared and paid cash dividends on our common shares in the past and currently do so, there can be no assurance that our board of directors will declare dividend payments in the future.
If declared, our variable quarterly dividend is expected to be paid each February, May, August and November and to be a percentage of available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law, among other factors. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional tanker vessels through a combination of primarily equity capital and, to a lesser extent, cash on hand and debt financing on terms acceptable to us. If external sources of funds on terms acceptable to us are limited, our board of directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.
The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report entitled "Item 3. Key Information – D. Risk Factors."
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
In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes, and classes of preferred stock. Upon liquidation, holders of our debt securities and certain series of our preferred stock, and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Any preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future indebtedness or offering of securities. Therefore, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution, or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stock or lenders with respect to our credit facilities and other borrowings.
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
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions, and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Future sales of our common stock could cause the market price of our common stock to decline.
Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 5,082,726 shares were issued and outstanding as of the date of this annual report.
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
As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part with equity financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 common shares and 25,000,000 preferred shares, each with a par value of $0.01 per share. Therefore, subject to Nasdaq rules that are applicable to us, we may issue additional shares of common stock and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.
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

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the value of our securities.
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

In addition, we have entered into an amended and restated stockholders' rights agreement, dated August 29, 2016, or the Stockholders' Rights Agreement, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.
These anti-takeover provisions, including provisions of our Stockholders' Rights Agreement, could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may adversely affect the value of our securities, if any, and the ability of our shareholders to realize any potential change of control premium.
Item 4.	Information on the Company
A. History and Development of the Company
Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly-owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC and amended to change the name of the company to Performance Shipping USA LLC as of November 20, 2020, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of our Internet site is http://www.pshipping.com/.
During 2016, 2017, and 2020, we effected seven reverse stock splits of our common shares, each of which was approved by our board of directors and by our shareholders:
•	On June 9, 2016, we effected a one-for-eight reverse stock split, which our shareholders approved at our annual meeting of shareholders held on February 24, 2016;
•	On July 5, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On July 27, 2017, we effected a one-for-six reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;

•	On August 24, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On September 25, 2017, we effected a one-for-three reverse stock split, which our shareholders approved at our annual meeting of shareholders held on June 29, 2017;
•	On November 2, 2017, we effected a one-for-seven reverse stock split, which our shareholders approved at the special meeting of shareholders held on October 26, 2017; and
•	On November 2, 2020, we effected a one-for-ten reverse stock split, which our shareholders approved at the special meeting of shareholders held on October 29, 2020.
There were no changes to the trading symbol, number of authorized shares, or par value of our common stock in connection with any of the reverse stock splits. All share and per share amounts disclosed in this annual report give effect to these seven reverse stock splits retroactively, for all periods presented.
On March 30, 2020, our ticker symbol on Nasdaq changed from "DCIX" to "PSHG".
Business Development and Capital Expenditures and Divestitures
In March 2017, we completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, we completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited, or Kalani, an entity not affiliated with us, pursuant to a Securities Purchase Agreement. In connection with the private placement, we entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement In 2018, we received $17.5 million of gross proceeds from the exercise of 17,490 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, in 2018, 17,529 Series B-2 convertible preferred shares were converted to 1,025,0,27 common shares, thus leaving 250 Series B-2 convertible preferred shares outstanding on December 31, 2018.  In 2019, we received $6.5 million of gross proceeds from the exercise of 6,470 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, in 2019, 5,220 Series B-2 convertible preferred shares were converted to 710,051 common shares, thus leaving 1,500 Series B-2 convertible preferred shares outstanding on December 31, 2019. Subsequent to December 31, 2019, and up to April 6, 2020, 1,100 Series B-2 convertible preferred shares were converted to 195,215 common shares, thus leaving 400 Series B-2 convertible preferred shares outstanding on April 6, 2020. On April 7, 2020, we entered into an agreement with Kalani and repurchased and canceled all of our outstanding Series B-2 convertible preferred stock, as further described below.
In May 2017, we issued 100 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3.0 million in the principal amount of our then outstanding loan with DSI, thus leaving an outstanding principal balance of $42.4 million on such loan. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with our common shares, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates did not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders. As of March 25, 2020, the 100 shares of Series C Preferred Stock remained outstanding. On March 26, 2020, we repurchased all 100 shares of Series C Preferred Stock outstanding from DSI and canceled them. See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions."
In June 2017, the repayment of our then existing RBS loan was partially funded with $10.0 million from our own cash, with $40.0 million from a refinance of our then existing loan with Diana Shipping and with $35.0 million from a new loan agreement with Addiewell Ltd, or Addiewell, an unrelated party. After the refinance of our then existing unsecured loan facility with Diana Shipping, the principal amount of the new secured loan amounted to $82.6 million, which included the $42.4 million outstanding principal balance as of June 30, 2017, increased by the flat fee of $0.2 million which was payable at maturity, and the additional drawdown of $40.0 million. The new loans with Addiewell and Diana Shipping, which were secured by first and second priority mortgages over our containerships, each would mature in eighteen months from their signing, or on December 31, 2018, and bore interest at the rate of 6% per annum for the first twelve months scaled to 9% for the next three months and further scaled to 12% for the remaining three months of the loans. Additionally, there was a discount premium amount of $10.0 million and $5.0 million for the loans with Addiewell and Diana Shipping, respectively. During 2017 and 2018, we gradually repaid the outstanding balances of both loans by making use of equity and vessels' sales proceeds. The entire loan balances of Addiewell and Diana Shipping were fully repaid, together with the applicable discount premiums, in May and July 2018, respectively, and the loan agreements were accordingly terminated.

From February to May 2018, we entered into five memoranda of agreement to sell the container vessels m/v New Jersey (ex YM New Jersey), the m/v Sagitta, the  m/v Centaurus, the m/v Puelo, and the m/v Hamburg to unrelated parties for an aggregate sale price of $71.7 million, net of commissions. The vessels were delivered to their new owners between March and July of 2018.
In January 2019, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares, or the First Share Repurchase Program. The timing and amount of any repurchases would be determined by our management team and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. The board of directors' authorization of the First Share Repurchase Program was effective immediately and expired on December 21, 2019. No common shares were repurchased as part of this program until its expiration.
In January 2019, we announced that we received written notification from the Nasdaq Stock Market LLC, or Nasdaq, dated January 10, 2019, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until July 9, 2019. We regained compliance on April 4, 2019, and thus cured this deficiency within the prescribed grace period.
In February 2019, we issued 574,779 restricted common shares as a one-time special award to the executive management and the non-executive directors, pursuant to our board of directors' decision of February 15, 2018, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The fair value of the award was $5.0 million, and the number of shares issued was based on the share closing price of February 15, 2019. One third of the shares vested as of the issuance date, and the remainder two thirds vested ratably over two years from the issuance date.
In February 2019, the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at our Annual Meeting of Shareholders approved an amendment to our Amended and Restated Articles of Incorporation to change our name to "Performance Shipping Inc.", which was effected on February 25, 2019.  Our common shares traded on the Nasdaq stock exchange under the ticker "DCIX" until March 30, 2020, whereupon they commenced trading under the ticker "PSHG."
In June and November 2019, under two separate transactions, we acquired the entities Taburao Shipping Company Inc., Tarawa Shipping Company Inc., and Rongelap Shipping Company Inc., which were affiliated with our Chairman and former Chief Executive Officer, Mr. Symeon Palios, for an aggregate purchase price of $21.0 million. Prior to their acquisition by us, each of the three newly-acquired entities had signed contracts to purchase one Aframax tanker vessel each, the Blue Moon, the Briolette, and the P. Fos from unaffiliated third-party sellers for a purchase price of $30.0 million, $30.0 million and $26.0 million respectively, and had paid advance deposits of $8.0 million, $2.0 million and $11.0 million, respectively, in connection therewith. In exchange for the acquisition of the aforementioned entities, we agreed to pay a price equal to the aggregate deposits previously paid to the vessels' sellers. We paid the $21.0 million aggregate purchase price for the previously signed contracts of the Blue Moon, the Briolette, and the P. Fos in our common shares. Both transactions, which were unanimously approved by the disinterested members of our board of directors, resulted in the issuance of an aggregate number of 2,170,947 of our common shares during 2019.
Also, in June 2019, we entered into Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement, dated as of August 28, 2016, by and between the Company and Computershare Trust Company, N.A., or the Rights Agreement, to amend the definition of "Acquiring Person" set out in the Rights Agreement.
In July 2019, we, through Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. (the "Initial Borrowers"), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million. The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette, discussed above.
In August and November 2019, we took delivery of the tanker vessels Blue Moon and Briolette, respectively, and drew down the maximum amount of $16.5 million for each vessel, according to the Nordea loan agreement terms.
In the second half of 2019, as the market environment for our containers fleet continued to be negative and with difficult employment opportunities, we initiated a number of actions for the gradual disposal of the whole container vessels' fleet, although no decision at that time was reached for a strategic shift to the tanker vessels segment. In August and September 2019, we entered into two memoranda of agreement to sell the container vessels m/v Pamina and m/v Pucon to unrelated parties, for an aggregate sale price of $29.0 million, net of commissions. The vessels were delivered to their new owners in October and November 2019, respectively.

In September 2019, we announced that we received written notification from Nasdaq dated September 6, 2019, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance was 180 days, or until March 4, 2020. On March 5, 2020, Nasdaq approved our application to list our common stock on the Nasdaq Capital Market, and our securities were transferred to Nasdaq Capital Market at the opening of business on March 6, 2020. Moreover, Nasdaq notified us that in connection with the transfer of our securities to the Nasdaq Capital Market, we were granted an additional 180 calendar days, until August 31, 2020, in order to regain compliance with the minimum $1.00 bid price per share requirement. On April 20, 2020, we were informed by Nasdaq that due to the COVID-19 pandemic, temporary relief had been granted related to the minimum bid price requirement, and as a result, our compliance period was, at that time, suspended until June 30, 2020. Our applicable grace period to regain compliance was November 16, 2020, which included the temporary COVID-19 relief period. We regained compliance on November 18, 2020, and thus cured this deficiency within the prescribed grace period.
In December 2019, we, through the "Initial Borrowers" and Rongelap Shipping Company Inc. (collectively "the Borrowers"), entered into an amended and restated loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million.  The purpose of the amended agreement is to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos, discussed above. The amended agreement includes substantively identical terms to the initial agreement of July 2019, discussed above, in all other respects.
In January 2020, we took delivery of the tanker vessel P. Fos (ex Virgo Sun) and drew down the maximum amount of $14.0 million under the amended loan agreement with Nordea, as discussed above.
Also, in January 2020, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of the repurchases would be determined by our management team and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. From the program's inception on January 29, 2020, and until the program expired on December 21, 2020, we repurchased 81,785 common shares of value $0.7 million, net of expenses. We canceled all common shares repurchased as part of this program.
Also, in January 2020, we contracted to sell to unaffiliated parties the container vessel m/v Rotterdam for a gross sale price of $18.5 million. The vessel was delivered to her new owners on April 1, 2020.
In February 2020, we contracted to acquire, from unaffiliated parties, the tanker vessel P. Kikuma (ex FSL Shanghai) for a gross sale price of $26.0 million. The vessel was delivered to us on March 30, 2020, and we funded its acquisition cost with cash on hand and bank financing – see below.
In February 2020, the election of Mr. Andreas Michalopoulos as Class I Director of the Company was approved by the requisite vote at our 2020 Annual General Meeting of Shareholders, or the 2020 Annual Meeting. Also effective as of the date of the 2020 Annual Meeting, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas, and Mr. Ioannis Zafirakis resigned from our board of directors due to other business commitments. Our board of directors appointed Mr. Christos Glavanis and Ms. Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Mr. Glavanis was also appointed as Chairman of the Compensation Committee. Finally, also effective February 28, 2020, Mr. Anastasios Margaronis resigned from his position as our President, Mr. Ioannis Zafirakis resigned as our Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. On the same date, Mr. Michalopoulos was appointed to replace Mr. Zafirakis as Secretary. From October 31, 2019, to October 2020, Mr. Andreas Michalopoulos held the position of Deputy Chief Executive Officer. In October 2020, we announced that our board of directors appointed Mr. Michalopoulos to the position of Chief Executive Officer following the retirement of Mr. Symeon Palios from that position. Our board of directors also appointed Mr. Anthony Argyropoulos to the position of Chief Financial Officer of the Company, succeeding Mr. Michalopoulos in that capacity.
On March 1, 2020, we terminated early our Brokerage Agreement with Steamship Shipbroking, which was originally due to expire on March 31, 2020, at no cost.
In March 2020, we signed the second amendment and restatement loan agreement with Nordea, which increases the maximum loan amount to $59.0 million. The purpose of the amended loan facility is to additionally finance the acquisition cost of the vessel P. Kikuma (ex FSL Shanghai), described above, by $12.0 million. The second amendment and restatement loan agreement includes substantively identical terms to the previous loan agreement of December 2019. On March 26, 2020, we drew down the amount of $12.0 million in anticipation of the vessels' P. Kikuma delivery – see above.

In March 2020, the disinterested members of our board of directors approved the repurchase of all of the shares of our Series C Preferred Stock, held by DSI since 2017, for a purchase price of $1.5 million. Our board of directors had previously obtained from an independent third party a fairness opinion for the transaction. On March 25, 2020, we agreed with DSI for the re-purchase of the shares, and on March 26, 2020, we paid the purchase price of $1.5 million and canceled all of the shares of our Series C Preferred Stock. See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions."
On March 30, 2020, our ticker symbol on Nasdaq changed from "DCIX" to "PSHG."
In April 2020, we entered into an agreement with Kalani and re-purchased all 400 outstanding Series B-2 convertible preferred shares, discussed above, for a purchase price of $0.4 million. We canceled these shares upon the conclusion of the transaction.
In August 2020, we sold the container m/v Domingo to an unrelated party, for a sale price of $5.6 million, net of commissions. The vessel was delivered to her new owners in August 2020. At that point of time, we evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as being positive. Furthermore, we determined that our decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and that the disposal of all of our container vessels constituted a disposal of an entity's segment, that will have a major effect on our operations and financial results.
In October 2020, we announced that our board of directors approved a new dividend policy pursuant to which we may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November. Our board of directors declared its first such dividend on its common stock of $0.10 per share (or $0.01 per share before the adjustment for the reverse stock split of November 2, 2020), in accordance with the newly approved policy. The cash dividend was payable on November 9, 2020, to the shareholders of record at the close of business on October 30, 2020.
In November 2020, we contracted to acquire from an unaffiliated party the tanker vessel P. Yanbu for a gross purchase price of $22.0 million. The vessel was delivered to us in December 2020.
In December 2020, we entered into an agreement for a new amortizing term loan facility of up to $31.5 million with Piraeus Bank S.A. ("Piraeus") through three of our separate wholly-owned subsidiaries. Proceeds from the facility were used to refinance outstanding indebtedness relating to P. Fos and P. Kikuma under an existing term loan facility f with Nordea Bank Abp, filial i Norge, and to partially finance our acquisition of P. Yanbu. Also, in December 2020, we entered into a supplemental loan agreement with Nordea to amend certain terms of our existing loan agreement. For additional information, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities."
On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 120,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases.  The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years. The stock options were granted pursuant to, and in accordance with, our Equity Incentive Plan.
B. Business overview
We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our fleet consists of five Aframax tanker vessels, with a combined carrying capacity of 546,094 DWT and a weighted average age of approximately 11.4 years. At our inception in January 2010, our business was focused on the ownership of container vessels and we have since gradually transitioned to a purely tanker fleet, completing our exit from the containership sector in August 2020.
During 2020, 2019, and 2018, fleetwide, we had a fleet utilization (including ballast leg) of 89.7%, 93.8% and 95.3%, respectively, our vessels achieved a daily time charter equivalent rate of $18,745, $15,435 and $10,639, respectively, and we generated voyage and time charter revenues from our container and tanker vessels of $46.3 million, $26.8 million and $25.6 million, respectively.
Our tankers fleet (continuing operations), during 2020 and 2019, had a fleet utilization (including ballast leg) of 88.1% and 84.6%, respectively, achieved a daily time charter equivalent rate of $20,228 and $20,431, respectively, and generated voyage and time charter revenues of $42.0 million and $6.3 million, respectively.

During 2020, 2019, and 2018, our container vessels (discontinued operations) had a fleet utilization of 96.6%, 95.1% and 95.3%, respectively, achieved a daily time charter equivalent rate of $12,500, $14,727 and $10,639, respectively, and generated time charter revenues of $4.2 million, $20.6 million and $25.6 million, respectively.
Set forth below is summary information concerning our fleet as of  March 4, 2021.
Vessel	Gross Rate (USD Per Day)	Commission(1)	Charterers	Delivery Date to Charterers	Redelivery Date to Owners(2)
BUILT CAPACITY
Aframax Tanker Vessels
BLUE MOON (ex Maersk Jeddah)	$28,000 per day	5.00%	Aramco Trading Company, Dhahran, Saudi Arabia	June 19, 2020	November 19, 2021-January 18, 2022
2011 104,623DWT
BRIOLETTE (ex Maersk Jamnagar)	Spot	-	-	-	- - -
2011 104,588DWT
P. FOS (ex Virgo Sun)	Spot	-	-	-	- - -
2007 115,577DWT
P. KIKUMA (ex FSL Shanghai)	Spot	-	-	-	- - -
2007 115,915DWT
P. YANBU (ex Kalamas)	Spot	-	-	-	- - -
2011 105,391DWT
(1) Total commission paid to third parties.
(2) Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
Management of Our Fleet
The business of Performance Shipping Inc. is the ownership of vessels.  Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets. The day-to-day commercial and technical management of our fleet, as well as the provision of administrative services relating to our fleet's operations, have been carried out since March 1, 2013, by UOT, our in-house fleet manager. Pursuant to an Administrative Services Agreement, we pay UOT a fixed monthly administrative fee of $10,000 in exchange for providing us with accounting, administrative, financial reporting, and other services necessary for the operation of our business. In addition, in exchange for providing us with day-to-day commercial and technical services, we pay UOT a commission of 2.00% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation, and a fixed monthly fee of $7,500 for laid-up vessels, if any. For as long as part of the management services were assigned to third-party managers (see below), we paid to UOT a reduced monthly management fee in the range of $1,000 to $5,000, and a commission of 1.00% or 2.00% of our gross revenues, depending on the level of involvement of the third-party managers. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.
Moreover, in August 2019, upon delivery of the tanker vessel Blue Moon, we appointed Maersk Tankers A/S ("Maersk Tankers"), an unaffiliated entity, to provide day-to-day commercial and technical management services for the vessel on a temporary basis. The day-to-day commercial and technical services provided to the vessel Blue Moon were terminated in December 2019 and February 2020, respectively. In November 2019, upon delivery of the tanker vessel Briolette, we appointed Maersk Tankers to provide technical management services for the vessel on a temporary basis.  For as long as Maersk Tankers were providing commercial management services to the vessel Blue Moon, they received a daily fee of $275 per vessel plus 1.25% commission on the vessel's gross income. For the technical management services that Maersk Tankers provided to the vessel Blue Moon until February 2020, and for the technical management fees they provided to Briolette until August 2020, they received a daily fee of $570 per vessel. Following the termination of these management agreements with Maersk, UOT was appointed to provide these services for the fees and commissions described above.

Furthermore, in late December 2019, UOT appointed Diana Wilhelmsen Management Limited ("DWM"), to provide management services to our former container vessels, m/v Rotterdam and m/v Domingo. DWM was an affiliated entity to us until February 2020. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." For the technical management services, we paid DWM a fixed management fee of $9,000 per month. DWM provided commercial management services to two of our former container vessels until March 1, 2020, for a fixed fee of $5,000 per month and 1.00% commissions on the vessels' gross income, and on March 1, 2020, the commercial agreements were terminated.  Upon termination of the commercial management services by DWM and through the vessels' disposals in April and August 2020, UOT was appointed to provide these services to our former container vessels for the fees and commissions described above. Upon the vessels' sales, the technical management agreements with DWM were also terminated.
From 2016 to 2018, in addition to the management services provided by UOT, we also appointed Wilhelmsen Ship Management LTD, an unaffiliated third party, to provide specific management services in relation to the laying-up for a fixed monthly fee for each laid-up vessel.
Business Strategy
Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:
Fleet
Modern, High Specification Fleet. We intend to operate a fleet of modern, high specification tanker vessels that include high cargo-carrying capacity and competitive fuel efficiency. We believe these features will be commercially attractive to charterers because the high specifications will result in cost-effective vessels with increased flexibility, and we expect these factors will, in turn, maximize our vessels' utilization rates. We believe that owning a versatile, modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver, and enables us to secure employment with high-quality counterparties. As we grow our fleet, we intend to continue acquiring secondhand vessels built in well-established shipyards in South Korea, Japan, and China with high specifications and fuel efficiency standards.

Growing Sector Presence. While we cannot assure you that we will do so, we intend to grow our fleet over time through selective acquisitions of secondhand vessels. This will increase our market presence and enhance our attractiveness to charterers and other customers, including major oil companies, oil traders, and refineries. We believe that by expanding our fleet, we will gain a significant presence in the tanker vessel market, enabling us to offer customers greater flexibility and a higher level of service while achieving greater efficiencies through economies of scale and enhanced vessel utilization.

Continuous Fleet Renewal. We are focused on renewing our fleet as our vessels age. We plan to acquire younger vessels as we dispose of our older ones to continuously renew and replace our fleet. We expect that this will, in part, be funded through our mandatory debt repayments and replacement reserves and will enable us to maintain a fleet of modern, high specification secondhand tankers.

Secondhand Acquisitions. We expect to grow our fleet primarily through selective acquisitions of secondhand tanker vessels from unaffiliated third parties. Although we may acquire vessels upon their delivery from the shipyard, we do not expect to enter into agreements to construct new vessels. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the seaborne transportation of crude oil and refined petroleum products, changes in trading patterns, the cash flow currently earned and our expectation of future cash flows to be earned  by the target vessel relative to its value, as well as its condition and technical specifications.

Management
Significant Management Expertise. We believe that our executive management team has extensive public company and vessel operations experience. In the competitive tanker vessel industry, charterers are focused on the quality of vessel operators and we believe that our wholly-owned subsidiary fleet manager has a reputation as a respected commercial and technical manager. The long experience of our executive, commercial and technical management team ensures we have established relationships with charterers, financial institutions, insurers, suppliers, ship repair yards, and other industry participants.  We believe that these relationships will assist us in further developing our position as a sought-after business partner with our charterers and provide access to attractive acquisition opportunities.

Highly Efficient Operations.  We believe that we have established our Company as a cost-efficient and reliable operator due to the skill of our executive management team, backed by an experienced commercial and technical team comprised of industry veterans, and the quality and maintenance standards of our fleet.  We intend to actively monitor and seek to control vessel operating expenses without compromising the quality of our vessels by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members, and taking advantage of the economies of scale that we expect to enjoy when we acquire additional vessels.

Commercial
Spot Market Focus. Our commercial policy is focused mainly on voyage charters and short-term time charters of less than 12 months and, in some cases, medium-term charters of less than 36 months to provide our shareholders with exposure to cyclical fluctuations in charter rates. When available, we will also consider entering time charters with a fixed floor rate and profit-sharing participation in the spot market. Our spot market focus should allow us and our shareholders to realize the benefits from rising charter rates. Still, the spot market is very volatile, and our strategy will also expose us and our shareholders to periods when spot rates decline below the cash breakeven level of our fleet. In line with our strategy, our current fleet of tankers operate primarily under voyage charters and one time charter, with an initial term of minimum seventeen (17) months to maximum nineteen (19) months and expires the earlierst in mid-November 2021.

Established Commercial Relationships. We expect to capitalize on our commercial and technical management team's long-standing relationships with leading charterers such as multinational oil companies, including Shell, BP, Total, Statoil, Exxon, and Lukoil; international oil traders, including Glencore, Vitol and Trafigura; refiners, including Valero and Reliance. We believe that our experienced management team will assist us in securing employment for our vessels and will provide us with an established and diverse customer base in both western and eastern geographical basins. Following their delivery to us, we expect all our vessels to be acceptable for business by one or more major oil companies, oil traders, and refineries based on their inspections of our vessels and their review of our operational procedures.

Financial
Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that having a level of indebtedness upon its incurrence that is at or below our target will allow us to operate in adverse market conditions. After the delivery of our tanker vessel P. Yanbu, on December 31, 2020, our outstanding debt was $58.1 million, and we held approximately $21.4 million in cash. At the time of the vessel's delivery, we estimated our ratio of net debt to the value of our fleet was approximately 35%. We expect that as we grow our fleet, our net debt upon its incurrence will gradually fall below our target.

Equity Capital Reliance. We expect to partially rely on follow-on offerings of shares of our common stock to fund the acquisition of additional secondhand tanker vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. We expect the issuance of shares of our common stock to grow our fleet  will increase our market capitalization, the trading activity for the shares of our common stock and the number of such shares held by non-affiliated shareholders, but there can be no assurances that such increases will materialize. In addition, our reliance on follow-on offerings of our shares of common stock may significantly dilute existing shareholders.

Variable Cash Dividends. Pursuant to our dividend policy, when our cash on hand is above a certain threshold, we intend to declare and pay a variable quarterly dividend each February, May, August and November from available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled dry dockings, intermediate and special surveys, and other purposes as our board of directors may from time to time determine are required. Our quarterly dividends, if any, will vary significantly from quarter to quarter because of variations in our operating performance, which is mainly driven by fluctuations in spot charter rates for tanker vessels. We cannot assure you that we will generate sufficient cash flow for dividends in any quarter, and so we may not declare and pay any dividends in certain quarters. Please see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy."

Governance
In-House Management. We wholly own, directly or indirectly, the subsidiaries that own the vessels comprising our fleet. Our executive management team's responsibilities include working to ensure the implementation of our business strategy, general corporate oversight, interfacing with financial markets, and supervising the day-to-day commercial and technical management teams.  The day-to-day commercial and technical management of our fleet, and the provision of administrative services relating to the fleet's operations, is carried out by our wholly-owned subsidiary company, UOT, our fleet manager. For accounting and administrative purposes only, in exchange for providing us with commercial and technical services, we pay UOT certain fees and commissions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Transparent Corporate Structure. In addition to performing all management functions in-house, we maintain a majority independent board of directors comprising of individuals with extensive experience in all aspects of our business. We do not intend to enter into any transactions with related parties for the acquisition or disposal of vessels. Members of our executive, commercial, and technical management teams have no other ownership or professional interest in other tanker vessel companies, and except for our Chairman, do not have any executive positions in other public or private shipping companies. We have and intend to maintain a simplified capital structure comprising of only one class of shares of common stock and debt.

Our Customers
Our customers include national, regional, and international companies, such as Aramco Trading Company, Dhahran, Saudi Arabia, BP Singapore PTE LTD, Reliance Industries Limited, Nayara Energy Limited, Trafigura. In 2020, the charterer Aramco Trading Company, Dhahran, Saudi Arabia accounted for 20% of our revenues. During 2019, five of our charterers accounted for 81% of our revenues: Wan Hai Lines (Singapore) Pte. Ltd (31%), Hyundai Merchant Marine Co Ltd., (11%), CMA CGM (16%), Orient Overseas Container Line Ltd (10%), and Lukoil Asia Pacific (13%). During 2018, three of our charterers accounted for 80% of our revenues: CMA CGM (19%), Orient Overseas Container Line Ltd (32%), and Wan Hai Lines (Singapore) Pte. Ltd (29%). We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels' employment.
The Tanker Shipping Industry
The oil tanker shipping industry constitutes a vital link in the global energy supply chain, in which tanker vessels play a critical role by carrying large quantities of crude oil. The rationale behind this is that only tanker vessels can carry crude oil from one continent to the other and across the oceans based on practical and economical terms. The shipping of crude oil is the only transportation method that implies the lower cost per oil barrel compared to other methods, such as pipelines.
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
Types of Crude Tanker Vessels
The main categories of crude tanker vessels are:
•
VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe, and the U.S. Gulf or the Caribbean.

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tanker vessels are engaged in a range of crude oil trades across a number of major loading zones.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tanker vessels are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean, and Asia.

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
Tanker Secondhand Prices
Second-hand prices are primarily driven by trends in the supply and demand for vessel capacity. During extended periods of high demand, as evidenced by high charter rates, secondhand vessel values tend to appreciate, and during periods of low demand, evidenced by low charter rates, vessel values tend to decline. Vessel values are also influenced by age and specification and by the replacement cost (new-built price) in the case of vessels up to five years old.
The sale and purchase (S&P) market, where vessels are sold and bought through specialized brokers, determines vessel values on a daily basis. The S&P market is transparent and liquid, with a significant number of vessels changing hands annually.
Values for younger vessels tend to fluctuate on a percentage basis less than values for older vessels. This is due to the fact that younger vessels with a longer remaining economic life are less susceptible to the level of charter rates than older vessels with limited remaining economic life.
The Crude Oil Tanker Freight Market
Charter Types
Employment of oil tanker vessels occurs through the following chartering options:
Bareboat Charter: In this charter type, vessels are usually employed for several years. All voyage related costs such as bunkers, port dues, and daily operating expenses are paid by the charterer. The owner of the vessel is entitled to monthly charter hire payments and covers the capital cost associated with the vessel.
Time Charter: Involves the use of the vessel for a number of months or years or for a trip between specific delivery and redelivery positions. The charterer covers all voyage related costs while the owner receives monthly charter hire payments on a per day basis and pays all operating expenses and capital costs of the vessel.
Spot or Voyage Charter: Vessels are used for a single voyage for the carriage of a specific amount and type of cargo on a load port to discharge port. The owner covers the repositioning cost of the ship as well as all expenses, namely voyage, operating, and capital costs of the ship.
Tanker Vessels Charter Rates
The main factors affecting vessel charter rates are primarily the supply and demand for tanker shipping.  The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods, vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (fuel consumption, speed), the price of new-built and secondhand ships (buying as an alternative to chartering ships), and market conditions.
Environmental and Other Regulations in the Shipping Industry
International, Federal, State, and local regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state, and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations, and other requirements, entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled rigorous inspections. These entities include the local port authorities (applicable national authorities such as the Ports State Controls (PSC) or United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry), and particularly the charterers through the SIRE inspection regime and terminal inspections. SIRE inspection program stands for Ship Inspection Report and is a comprehensive, worldwide inspection regime utilizing inspectors with common training and oversight to inspect oil tankers, chemical tankers, and gas carriers, based on a standardized set of questions and requirements known as the SIRE Vessel Inspection Questionnaire. Certain of these entities require us to obtain permits, licenses, certificates, and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker, and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.

These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas" or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted, which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made certain measures mandatory relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plan ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator ("CII").  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024.   The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.
We may incur costs to comply with these revised standards. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows, and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners.  We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Together with our technical management team, we have developed a functional Safety Management System (SMS), conforming to ISM Code requirements, which includes a safety and environmental protection policy, safe operating procedures, defined levels of authority, procedures for internal audits, etc. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention"), in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP"), renewal survey following the entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs the assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention, which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments are expected to enter into force on June 1, 2022.
Although mid-ocean ballast exchange or ballast water treatment is not yet mandated by many countries, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, a substantial number of countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service, or before an International Anti-fouling System Certificate is issued for the first time, and subsequent surveys when the anti-fouling systems are altered or replaced.
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76 in 2021.
 All of our vessels have obtained Anti-fouling System Certificates in accordance with the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels has a valid Safety Management Certificate (SMC) in accordance with ISM Code, a document issued to the vessel which signifies that the Company and its shipboard management operate in accordance with the approved Safety Management System.  However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA"), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions, or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating, or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally, and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iii) loss of subsistence use of natural resources that are injured, destroyed, or lost;
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). Also, effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God, or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company's Management System details all the important operational practices, guidelines, and procedures that are to be followed in order to ensure compliance with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning, and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or "SIPs," designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019, and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States." This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA, and U.S. Coast Guard regulations are finalized. Non-military non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.
Compliance with the EPA, U.S Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence, and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea, and the English Channel (the so-called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. The Company's Safety Management System establishes working and living standards for all seafarers working onboard that exceed MLC 2006 requirements. All our vessels have been issued the MLC Certificate following surveys, inspections, paperwork, and approval by the registered flag state.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur substantial additional expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reducing its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.  As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, in the United States, there have been a variety of initiatives intended to enhance vessel security, such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. In order to trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example:
•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed, and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	a ship identification number to be permanently marked on a vessel's hull;
•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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
All vessels have been issued with ISSC, which is subject to Verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society recognized by its country of registry and member of the International Association of Classification Societies, the IACS. The classification society certifies that a vessel is constructed to specific structural standards and carries out regular surveys throughout the vessel's service life to ensure continuing compliance with the standards. The Classification Certificate issued is required to enable the vessel's owner to register the ship and to obtain Marine Insurance on the ship. Commercially, it is required to be produced before a vessel's entry into ports or waterways and is of interest to Charterers and potential Buyers. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by IACS recognized Classification Societies (e.g., Bureau Veritas, Lloyd's Register of Shipping).
The Class and Statutory Certificates need to be renewed every five (5) years. A vessel must undergo a five-year survey cycle consisting of periodical surveys, such as annual and intermediate surveys, and special or renewal surveys. Periodical surveys are carried out to confirm the vessel's compliance with Rules and Regulations. In the scope of ensuring the vessel's structural integrity, a docking survey is required twice in the five year cycle and without exceeding a 36 month interval between surveys. Vessels younger than fifteen (15) years old can be exempted from the intermediate docking survey by an Underwater Inspection to Class acceptance. In lieu of a special survey, the vessel's Machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. In addition, Hull and Construction are surveyed and tested, resulting in the renewal of Class and Statutory Certificates. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, docking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance Coverage
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations," and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers, and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Associations based on estimates of premium income and anticipated and paid claims, and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company's vessels are entered. To the extent we experience supplemental calls, our policy is to expense such amounts.
C. Organizational Structure
We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. We are the sole owner of all of the issued and outstanding shares of the subsidiaries listed in exhibit 8.1 to this annual report.
D. Property, Plants, and Equipment
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
Since August 2019, that the delivery of our first tanker vessel Blue Moon took place, until August 2020, when the last container vessel Domingo was sold, our fleet was a mixture of container and tanker vessels. Accordingly, we had determined that we would operate under two reportable segments, one relating to our operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). Concurrently with the acquisition of our first tanker vessel, as the market environment for our containers fleet continued to be negative and with difficult employment opportunities, our management initiated a number of actions for the gradual disposal of the whole container vessels' fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, we acquired two additional tanker vessels, the P. Fos and the P. Kikuma. In August 2020, at the time when our fleet's last container vessel was sold, we evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as positive. At that time, we determined that our decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of our container vessels constituted a disposal of an entity's segment, that will have a major effect on our operations and financial results. Furthermore, we determined that we will not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in our consolidated financial statements. The comparative figures in these consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations' figures.
The following management's discussion and analysis should be read in conjunction with our consolidated financial statements, and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Item 3. Key Information – D.  Risk Factors" and elsewhere in this report.

A. Operating Results
We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers for the arrangement of the relevant charter, and have paid for a limited period of time management fees and commissions to third-party managers.
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

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, excluding ballast leg. We define operating days, excluding ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts the ballast leg of spot voyages as off-hire days, even if a charter party exists, so as to be in line with the accounting guidelines of ASC 606 for the revenue recognition ("loading" to "discharging" accounting). The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation does not count as off-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet (tanker and container vessels) for the periods indicated.
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Ownership days	1,689	1,516	2,307
Available days	1,689	1,516	2,284
Operating days, excluding ballast leg	1,258	1,401	2,177
Operating days, including ballast leg	1,515	1,422	2,177
Fleet utilization, excluding ballast leg	74.5%	92.4%	95.3%
Fleet utilization, including ballast leg	89.7%	93.8%	95.3%
Time charter equivalent (TCE) rate	$18,745	$15,435	$10,639
Daily operating expenses	$6,835	$7,468	$6,698

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Voyage and time charter revenues	$46,283	26,846	25,566
Less voyage expenses	$(14,622)	(3,447)	(1,267)
Voyage and time charter equivalent rates	$31,661	23,399	24,299
Available days	1,689	1,516	2,284
Time charter equivalent (TCE) rate	$18,745	$15,435	$10,639

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our tankers fleet (continuing operations) for the periods indicated.
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Ownership days	1,365	188	-
Available days	1,365	188	-
Operating days, excluding ballast leg	945	138	-
Operating days, including ballast leg	1,202	159	-
Fleet utilization, excluding ballast leg	69.2%	73.4%	-
Fleet utilization, including ballast leg	88.1%	84.6%	-
Time charter equivalent (TCE) rate	$20,228	$20,431	-
Daily operating expenses	$6,746	$5,968	-

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Voyage and time charter revenues	$42,045	6,301	-
Less voyage expenses	$(14,434)	(2,460)	-
Voyage and time charter equivalent rates	$27,611	3,841	-
Available days	1,365	188	-
Time charter equivalent (TCE) rate	$20,228	$20,431	-

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our containers fleet (discontinued operations) for the periods indicated.
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Ownership days	324	1,328	2,307
Available days	324	1,328	2,284
Operating days	313	1,263	2,177
Fleet utilization	96.6%	95.1%	95.3%
Time charter equivalent (TCE) rate	$12,500	$14,727	$10,639
Daily operating expenses	$7,210	$7,680	$6,698

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Time charter revenues	$4,238	20,545	25,566
Less voyage expenses	$(188)	(987)	(1,267)
Time charter equivalent rates	$4,050	19,558	24,299
Available days	324	1,328	2,284
Time charter equivalent (TCE) rate	$12,500	$14,727	$10,639

Voyage and Time Charter Revenues
Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, we mitigate our charter rates fluctuation exposure.
Currently, the vessels in our fleet are employed either on time charters or on spot voyages. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
We have paid commissions ranging from 0% to 5% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter. Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. For 2021, we expect our voyage expenses to follow the same trend as our voyage and time charter revenues.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel. For 2021, we expect our vessel operating expenses to increase if we further expand our fleet.

Vessel Depreciation
We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for the tanker vessels and 30 years for the containers from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker and containership industry. For 2021, we expect depreciation expense to increase if we further expand our fleet.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, until March 1, 2020, under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. and, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2021, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.
Interest and Finance Costs
We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2020, our aggregate outstanding debt amounted to $58.1 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2021, we expect interest and finance expenses to increase due to increased average debt.
Lack of Historical Operating Data for Vessels before their Acquisition
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated, and the vessel's trading certificates are revoked by its flag state following a change in ownership.
Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past, and we may in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter, and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.
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
See "Item 3. Key Information – D. Risk Factors" for additional factors that may affect our business.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels
In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy. In 2020, we recorded an impairment charge for $0.3 million for one of our container vessels as a result of its classification as held for sale. In 2019, we recorded impairment charges of $31.6 million for three of our vessels as a result of their classification as held for sale during the year, or due to our impairment test exercise indicating that their carrying values were not recoverable.
Based on: (i) the carrying value of each of our vessels as of December 31, 2020; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2020, the aggregate carrying value of our five tanker vessels exceeded their aggregate charter-free market values by approximately $31.5 million. Accordingly, based on: (i) the carrying value of each of our vessels as of December 31, 2019; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2019, the aggregate carrying value of all the vessels in our fleet as of December 31, 2019, did not exceed their aggregate charter-free market values.
Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need of repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts, and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factor under "Item 3. Key Information – D. Risk Factors" entitled "Vessel values may fluctuate, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a vessel, impairment losses or increases in the cost of acquiring additional vessels."
					Carrying Value (in millions of US dollars)
Vessel		TEU	DWT	Year Built	At December 31, 2020	At December 31, 2019
1.	Domingo	3,739		2001	-	5.0
2.	Rotterdam	6,494		2008	-	18.5
3.	Blue Moon		104,623	2011	28.1	29.5
4.	Briolette		104,588	2011	28.4	29.9
5.	P. Fos		115,577	2007	24.6	-
6.	P. Kikuma		115,915	2007	24.9	-
7.	P. Yanbu		105,391	2011	22.1	-
	Vessels' Net Book Value				128.1	82.9

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
We have determined that all of our time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e., port dues, canal tolls, pilotages, and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel's operations (i.e., speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel's charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without the owner's crew and other operating services. In the case of time charter agreements, the agreed charter rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We, as a lessor, elected to apply the practical expedient which allowed us to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, unearned revenue represents cash received prior to the balance sheet date for which related service has not been provided.
Spot, or voyage, charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. We have determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, our voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers' reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents a form of variable consideration and is recognized as the performance obligation is satisfied.

Under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfillment costs (mainly consisting of bunkers expenses and port dues) and are incurred by us from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfillment costs, operating expenses and charter hire expenses are expensed when incurred.
 Vessel Cost and Vessel Depreciation

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
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker and the container vessels in the fleet. Management estimates the useful life of our tanker and container vessels to be 25 and 30 years, respectively, from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.
Dry-Docking Costs
We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels' carrying values are impaired as a result of their classification.
Impairment of Long-lived Assets
We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydocking costs, we evaluate the vessel for an impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. We determine the fair value of our vessels based on assumptions, by making use of available market data and taking into consideration third party valuations. We evaluate the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans, and overall market conditions. The current conditions in the shipping market, with decreased charter rates and decreased vessel market values, are conditions that we consider indicators of a potential impairment. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels' operating expenses, vessels' residual value, dry-dock costs, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. We also take into account factors such as the vessels' age and employment prospects under the then current market conditions, and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.
In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 90% our exercise for the tanker vessels, and has been 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with our historical performance since the acquisition of our tanker vessels, peers' historical performance, and our expectations for future fleet utilization under our fleet employment strategy. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for 2020 and 2019 did not result in any impairment charges for our tanker vessels (continuing operations). For 2020, 2019 and 2018, impairment charges amounting to $0.3 million, $31.6 million and $20.7 million respectively, were recognized for certain of our container vessels (discontinued operations).

The average estimated daily earnings rate used in our impairment analysis for our tanker vessels as of December 31, 2020 was $20,292.
For the purposes of presenting our investors with additional information to determine how our future results of operations may be impacted in the event that daily earnings rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on our impairment analysis.
	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Aframax tanker vessels	$20,273	$0.0	$21,508	$0.0	$22,125	$0.0

RESULTS OF OPERATIONS Results of Operations (Continuing Operations)
	For the Years Ended December 31,
	2020	2019	variation	% change
	in millions of U.S. dollars
Voyage and time-charter revenues	42.0	6.3	35.7	566.7%
Voyage expenses	(14.4)	(2.5)	(11.9)	476.0%
Vessel operating expenses	(9.2)	(1.1)	(8.1)	736.4%
Depreciation	(5.8)	(0.8)	(5.0)	625.0%
Management fees	(0.2)	(0.1)	(0.1)	100.0%
General and administrative expenses	(8.0)	(8.2)	0.2	(2.4)%
Provision for doubtful receivables	(0.1)	0.0	(0.1)	-
Foreign currency (gains) / losses	0.0	0.0	0.0	-
Interest and finance costs	(2.1)	(0.7)	(1.4)	200.0%
Interest income	0.1	0.3	(0.2)	(66.7)%
Net income / (loss) from continuing operations	2.3	(6.8)	9.1	(133.8)%

Results of Operations (Discontinued Operations)
	For the Years Ended December 31,
	2020	2019	variation	% change
	in millions of U.S. dollars
Time-charter revenues	4.2	20.5	(16.3)	(79.5)%
Voyage expenses	(0.2)	(1.0)	0.8	(80.0)%
Vessel operating expenses	(2.3)	(10.2)	7.9	(77.5)%
Depreciation and amortization of deferred charges	(0.1)	(2.9)	2.8	(96.6)%
Management fees	(0.1)	0.0	(0.1)	-
Impairment losses	(0.3)	(31.6)	31.3	(99.1)%
Gain / (loss) on sale of vessels	0.3	(0.1)	0.4	(400.0)%
Foreign currency (gains) / losses	0.0	0.0	0.0	-
Net income / (loss) from discontinued operations	1.5	(25.3)	26.8	(105.9)%

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Year ended December 31, 2020, compared to the year ended December 31, 2019
Net Income / (Loss) from continuing operations.  Net income from continuing operations for 2020 amounted to $2.3 million, compared to a net loss of $6.8 million for 2019. In 2019, the small size of the fleet generated low revenues, which did not exceed the level of the continuing operations' expenses (vessel-related expenses and general administrative expenses). The net income of 2020 was a result of the increase of our tankers fleet, which led our revenues to significantly increase while the general administrative expenses remained almost fixed.
Net Income / (Loss) from discontinued operations.  Net income from discontinued opeartions for 2020 amounted to $1.5 million, compared to a net loss of $25.3 million for 2019. The loss for 2019 depicted the impact of $31.6 million of impairment charges for three container vessels and $0.1 million of aggregate loss in connection with the sale of two vessels, while in 2020, the net income from discontinued operations includes impairment charges of $0.3 million for one vessel and a gain on vessels' sale of $0.3 million for two vessels.
Voyage and Time Charter Revenues from continuing operations.  Voyage and Time charter revenues from continuing operations in 2020 amounted to $42.0 million, compared to $6.3 million in 2019. The voyage and time charter revenues increased as a result of the contribution to revenues for the full year 2020 of the vessels Blue Moon and Briolette, which were acquired in 2019, and the revenues generated by the vessels P. Fos, delivered to us in January 2020, and of P. Kikuma, delivered to us in March 2020. On average, the time charter rates achieved by our tanker vessels did not fluctuate significantly, as their TCE rates amounted to $20,228 for 2020, and $20,431 for 2019.
Voyage and Time Charter Revenues from discontinued operations.  Voyage and Time charter revenues from discontinued operations in 2020 amounted to $4.2 million, compared to $20.5 million in 2019. The voyage and time charter revenues decreased due to the gradual disposal of our container vessels, as we sold the vessels m/v Pamina in October 2019, m/v Pucon in November 2019, m/v Rotterdam in April 2020, and m/v Domingo in August 2020.
Voyage Expenses from continuing operations. Voyage expenses from continuing operations for 2020 amounted to $14.4 million, compared to $2.5 million in 2019. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The increase in voyage expenses in 2020 compared to 2019 was mainly due to the increase in the average number of tanker vessels owned by us.
Voyage Expenses from discontinued operations. Voyage expenses from discontinued operations for 2020 amounted to $0.2 million, compared to $1.0 million in 2019. Voyage expenses of the container vessels mainly consist of commissions paid to third-party brokers and a smaller portion of bunkers costs, port and canal expenses, as our container vessels were exclusively operating on time-charters. The decrease in voyage expenses in 2020 compared to 2019 was mainly due to the gradual disposition of our container vessels and the decrease of the respective ownership days.
Vessel Operating Expenses from continuing operations. Vessel operating expenses from continuing operations amounted to $9.2 million in 2020, compared to $1.1 million in the prior year and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The increase in vessel operating expenses in 2020 was again attributable to to the increase in the average number of tanker vessels owned by us. On average, the daily operating expenses of our continuing operations for 2020 increased to $6,746, as compared to $5,968 for 2019, mainly as a result of disruptions due to the COVID-19 outbreak, which increased our crew traveling expenses and also led to more expensive supplies as our vessels had limited access to inexpensive ports.
Vessel Operating Expenses from discontinued operations. Vessel operating expenses from discontinued operations amounted to $2.3 million in 2020, compared to $10.2 million in the prior year and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The decrease in vessel operating expenses in 2020 was again attributable to the gradual disposition of our container vessels.
Depreciation from continuing operations.  Depreciation from continuing operations for 2020 amounted to $5.8 million, compared to $0.8 million in 2019 and represents the depreciation expense of our tanker vessels. The increase in depreciation expenses in 2020 was attributable to to the increase in the average number of tanker vessels owned by us.

Depreciation and Amortization of Deferred Charges from discontinued operations.  Depreciation and amortization of deferred charges from discontinued operations for 2020 amounted to $0.1 million, compared to $2.9 million in 2019, and represents the depreciation expense and the amortization charge of dry-docking costs for our vessels. The decrease is attributable to the disposal of two container vessels in October and November 2019, and the disposal the last two container vessels in April and August 2020.
Management Fees from continuing operations.  Management fees from continuing operations for 2020 amounted to $0.2 million, compared to $0.1 million in 2019, and represent the management fees to Maersk Tankers as long as they were providing commercial and technical management services to our tanker vessels Blue Moon and Briolette. The management fees were calculated on a daily basis an accordingly, the increase of 2020 compared to 2019 is attributable to a longer period that the agreements were in effect. The management agreements with Maersk Tankers were gradually terminated and, effective August 2020, UOT, our in-house Manager, has undertaken the full management of these vessels. Mangement fees and commissions paid to UOT are eliminated in consolidation, as intercompany transactions.
Management Fees from discontinued operations.  Management fees from discontinued operations for 2020 amounted to $0.1 million, compared to $5 thousand in 2019, and and represent the management fees we paid Diana Whilhelmsen for the management services they provided to our container vessels m/v Rotterdam and m/v Domingo from December 2019 through the vessels' disposal in April and August 2020, respectively.
General and Administrative Expenses from continuing operations.  General and administrative expenses from continuing operations for 2020 amounted to $8.0 million, compared to $8.2 million in 2019 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The slight decrease in general administrative expenses was mainly attributable to the decrease of our brokerage fees following the termination of our agreement with Steamship in March 2020, and was partially counterbalanced by increased consultancy fees and increased payroll of the office employees. General and administrative expenses relate exclusively to onshore related expenses incurred by UOT and also to costs associated with running a public company, therefore no allocation was performed to the discontinued operations.
Provision for doubtful receivables from continuing operations. Provision for doubtful receivables from continuing operations for 2020 and 2019 amounted to $0.1 million and $0.0 million, respectively, as effective January 1, 2020, we adopted ASU No 2016-13, which requires that, at each balance sheet date, we recognize an allowance for our estimated credit losses on all outstanding freight and demurrage receivables.
Impairment Losses from discontinued operations. Impairment losses from discontinued operations in 2020 and 2019 amounted to $0.3 million and $31.6 million, respectively, and represent non-cash impairment charges recorded for the container vessels m/v Rotterdam in 2020, and m/v Pucon, m/v Pamina and m/v Rotterdam in 2019. The impairment charges were recorded as our assessment concluded that the book values of the respective vessels were not recoverable, or due to the vessel's classification as held for sale during the year under consideration.
Gain / (Loss) on Vessels' Sale from discontinued operations. In 2020, gain on vessels' sales amounted to $0.3 million and relates to the sale of the container vessels m/v Rotterdam and m/v Domingo. In 2019, loss on vessels' sales amounted to $0.1 million and relates to the sale of the container vessels m/v Pamina and m/v Puelo in October and November 2019, respectively.
Interest and Finance Costs from continuing operations. Interest and finance costs from continuing operations for 2020 amounted to $2.1 million, compared to $0.7 million for 2019. The increase in 2020 was attributable to the increase of our average debt and was partially off-set by decreased average interest rates, which was 3.32% for 2020, compared to 4.68% in 2019.
Interest Income from continuing operations. Interest income from continuing operations for 2020 and 2019 amounted to $0.1 million and $0.3 million, respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents.
Year ended December 31, 2019, compared to the year ended December 31, 2018
In 2018, we only owned container vessels, which are reported as discontinued operations in our consolidated financial statements. Accordingly, the continuing operations of 2018 relate solely to the operation of our UOT, our-in house Manager, and Performance Shipping, whose accounting records mainly comprise of general and administrative expenses.
Please refer to our annual report on Form 20-F for the year ended December 31, 2019, as amended, filed with the SEC on April 10, 2020.

Inflation
Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
B. Liquidity and Capital Resources
We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.
As of December 31, 2020, and 2019, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $17.6 million and $27.3 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.
However, beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Cash Flow (Continuing and Discontinued Operations)
As of December 31, 2020, cash and cash equivalents amounted to $21.4 million, compared to $26.4 million for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.
Net Cash Provided by / (Used in) Operating Activities
Net cash provided by operating activities in 2020 amounted to $13.2 million (out of which approximately $0.9 million was cash provided by operating activities of the discontinued operations). Net cash used in operating activities in 2019 amounted to $4.2 million (out of which approximately $2.2 million was cash used in operating activities of the discontinued operations). Net cash used in operating activities in 2018 amounted to $0.3 million (out of which $6.2 million was cash provided by operating activities of the discontinued operations). Cash from operations in 2020 significantly increased compared to 2019, due to the revenues contributions of our tanker vessels. Cash from operations in 2019 was weaker compared to the prior year, as trade accounts receivables, inventories and prepaid and other assets had significantly higher balances as of December 31, 2019, compared to December 31, 2018.  These changes are mainly attributable to the employment of our new tanker vessels for the first time in the spot market, where freight under these type of contracts is typically paid at the end of the voyage, and the owners bear the cost of bunkers, compared to the time-charter contracts where revenue is typically paid in advance, and fuel cost are on charterers' account.
Net Cash Provided by/ (Used in) Investing Activities
Net cash used in investing activities in 2020 was $40.1 million and consists of $63.4 million that we paid for the acquisition of three tanker vessels (continuing operations), $0.2 million that we paid for equipment additions (continuing operations), and $23.5 million net proceeds received from the sale of two container vessels during the year (discontinued operations). Also, the parent company (continuing operations), received an amount of $24.4 million, representing a return of capital from discontinued operations, which is eliminated in consolidation.

Net cash used in investing activities in 2019 was $18.5 million and consists of $28.9 million net proceeds received from the sale of two container vessels during the year (discontinued operations), $50.2 million that we paid for the acquisition of two tanker vessels (continuing operations), $17 thousand we paid as vessel's advances (continuing operations), $2.8 million received, representing insurance settlements (discontinued operations), and $38 thousand paid for equipment additions (continuing operations). Also, the parent company (continuing operations), received an amount of $30.1 million, representing a return of capital from discontinued operations, which is eliminated in consolidation.
Net cash provided by investing activities in 2018 was $93.2 million and consists of $92.9 million received from the sale of seven container vessels during the year (discontinued operations), $0.1 million paid for equipment additions (continuing operations), and finally, $0.4 million received, representing insurance settlements (discontinued operations). Also, the parent company (continuing operations), received an amount of $99.2 million, representing a return of capital from discontinued operations, which is eliminated in consolidation.
Net Cash Provided by / (Used in) Financing Activities
Net cash provided by financing activities from continuing operations in 2020 was $22.0 million, and consists of $34.8 million of bank loan proceeds, $9.2 million of bank loan repayments, $0.6 million of equity issuance and financing costs, $0.6 million that we paid for the repurchase of our common shares, $1.5 million that we paid for the re-purchase of our Series C preferred shares, $0.4 million that we paid for the re-purchase of our Series B preferred shares and $0.5 million that we paid as cash dividends to our shareholders. Net cash used in financing activities for discontiued operations were $24.4 million and relate to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.
Net cash provided by financing activities from continuing operations in 2019 was $38.6 million and consists of $33.0 million of bank loan proceeds, $0.5 million of bank debt repayments, $6.5 million of net proceeds from the equity offering, and finally, $0.4 million of paid equity issuance and finance costs. Net cash used in financing activities for discontinued operations were $30.1 million and relate to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.
Net cash used in financing activities in 2018 was $88.8 million and consists of $87.6 million of debt repayments to related parties, $18.5 million of debt repayments to unrelated parties and $0.1 million of finance costs that we paid by partially using the container vessels sales proceeds, and also includes $17.4 million of net proceeds from our equity offering (continuing operations). Net cash used in financing activities for discontinued operations were $99.2 million and relate to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.
Loan Facilities
As at December 31, 2020, we had $58.1 million of long-term debt outstanding under our loan facilities. As of March 4, 2021, we had $57.2 million aggregate amount of indebtedness outstanding under our loan facilities.
As at December 31, 2020, and the date of this report, we were in compliance with all of our loan covenants.
As of December 31, 2020, and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.
Nordea Bank Abp, Filial i Norge (Nordea):
On July 24, 2019, we, through two of our wholly-owned subsidiaries (the "Initial Borrowers"), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million (as amended from time to time, the "Nordea Facility"). The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16.5 million each.
On December 23, 2019, we, through the "Initial Borrowers" and one new wholly-owned subsidiary (collectively "the Borrowers"), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million.  The purpose of the amended agreement was to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos (ex Virgo Sun), and in all other respects included identical terms to the initial agreement of July 2019. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos (ex Virgo Sun), whose delivery took place on January 27, 2020.

On March 20, 2020, we signed the second amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $59.0 million. The purpose of the second amendment and restatement loan agreement was to provide additional financing of up to $12.0 million for the acquisition of the tanker vessel P. Kikuma (ex FSL Shanghai), and in all other respects included identical terms to the prior agreement of December 2019. On March 26, 2020, we drew down the amount of $12.0 million. The vessel P. Kikuma was delivered to us on March 30, 2020.
On December 9, 2020, we refinanced the outstanding indebtedness relating to the vessels P. Fos and P. Kikuma in the aggregate amount of $21.2 million using a portion of the proceeds from the Piraeus Facility (described below). Concurrently, we entered into a Supplemental Loan Agreement with Nordea, to amend the existing repayment schedules of the Blue Moon and Briolette tranches and to amend the major shareholder's clause included in the agreement. The First and Second Amendment and Restatement Loan Agreements, and the Supplemental Loan Agreement with Nordea included substantially identical terms to the Initial Agreement.
As of December 31, 2020, the outstanding balance on the Nordea Facility was $28.1 million.
Piraeus Bank S.A.:
On December 3, 2020, we, through three of our subsidiaries (collectively the "Piraeus Bank Borrowers"), entered into a loan agreement with Piraeus Bank S.A. ("Piraeus Bank") for a senior secured term loan facility of up to $31.5 million (the "Piraeus Facility"), to refinance the existing indebtedness of the vessels "P. Fos" and "P. Kikuma" under the Nordea Facility, described above, and partially finance the acquisition cost of the vessel "P. Yanbu", which was delivered to us on December 15, 2020. As of December 31, 2020, we drew down an aggregate amount of $30.0 million under the loan agreement, and no amount remained available for drawdown thereafter.
As of December 31, 2020, the outstanding balance on the Piraeus Facility was $30.0 million.
Covenants and Security
Our loan facilities have financial covenants, which require us to maintain, among other things:
•	Minimum hull value of the financed vessels.
•	Minimum cash liquidity. As at December 31, 2020, and December 31, 2019, the compensating cash balance required under our loan agreements amounted to $9.0 million and $7.0 million, respectively.
Our loan facilities also contain undertakings limiting or restricting us from, among other things:
•	Effecting dividend distributions following the occurrence of an event of default.
•	Effecting certain changes in shareholdings.
Our secured loan facilities are generally secured by, among other things:
•	A parent guarantee by Performance Shipping Inc.
•	First priority mortgages over the financed tanker vessels.
•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.
•	Pledge over the borrowers' shares and over their earnings accounts.
•	Undertakings by the vessels' managers.
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
D. Trend Information
Tanker Shipping Market
The global outbreak of COVID-19 is creating wide ranging operational disruptions and a potential major demand "shock" on the oil market. Global crude oil demand is currently projected to rebound by 6.0% in 2021 (97.0m bp), driven by the gradual easing of travel restrictions as vaccine programs are rolled out in key regions, following a severe -8.9% drop in 2020 (91.5m bpd). The pressure exerted by the still high rate of infection of Covid-19, the emergence of numerous new strains of the virus, and associated 'lockdown' measures across much of the West means the short-term outlook for oil demand is still uncertain, with recovery relying on the efficient roll-out of vaccination programs across the world. However, initial projections for 2022 suggest that global oil demand will grow by 3.2% y-o-y, to 100.1m bpd.
'Headline' fundamentals across the crude tanker sector currently appear relatively balanced in 2021, although downside risks to the Aframax market outlook have clearly built. Crude Aframax dwt demand is currently projected to increase by c.4.0%) in 2021, supported in part by returning crude output volumes in Libya, though is expected to remain clearly below 2019 levels. After falling by an estimated 6.0% in 2020, crude tanker dwt demand is projected to increase by 3.5% in 2021, with support from growing crude oil output in Libya, Brazil, Norway and Guyana, moderate growth in Chinese imports, and recovering import demand in the US and India. However, ongoing OPEC supply cuts and high oil stocks in some regions (e.g., Europe, which has also seen a number of refinery closures) are expected to limit the extent of the 'bounceback' this year.
According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2020 was a daily TCE rate of $22,161. This compares to an estimated daily TCE rate of $26,225 in 2019.
The total 'trading' Aframax crude tanker fleet is projected to grow by c.5.0% in 2021, while crude Aframax fleet capacity is expected to remain relatively steady and grow by a modest 2.5% in 2021.
E. Off-balance Sheet Arrangements
As of the date of this annual report, we do not have any off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
The following table presents our contractual obligations, in thousands of US Dollars, and their maturity dates as of December 31, 2020.
	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Long-term Debt Obligations	$58,100	$7,911	$15,822	$34,367	$0
Estimated Interest Payments on Loan Agreements (1)	5,071	1,649	2,588	834	0
Operating Leases - Office Rent Payments (2)	200	100	100	0	0

Total	$63,371	$9,660	$18,510	$35,201	$0

(1)
Estimated interest payments represent projected interest payments on our long-term debt, which are based on  LIBOR rate plus the margin of our loan agreements in 2020. LIBOR rate used for estimation was the actual as of December 31, 2020.

(2)	We pay rent for our offices in Athens, Greece, in Euro. The amounts presented in the table above have been denominated to USD with a rate of 1.22.
(3)
The table above does not include our contractual obligations under our agreement with Pure Shipbroking, dated June 15, 2020, which has an indefinite term. Please see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions" for more details.

G. Safe Harbor
See the section entitled "Forward-looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management, and Employees
A. Directors and Senior Management
Set forth below are the names, ages, and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director's death, resignation, removal, or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.
On February 18, 2020, the re-election of Mr. Antonios Karavias and the election of Mr. Andreas Nikolaos Michalopoulos as Class I Directors was approved by the requisite vote at our 2020 Annual Meeting. Also, effective February 18, 2020, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas and Mr. Ioannis Zafirakis resigned from our board of directors due to other business commitments. Our board of directors appointed Mr. Christos Glavanis and Ms. Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Until February 18, 2020, all of our executive officers were also executive officers of Diana Shipping. Among our current board of directors, only Symeon Palios, the Chairman of our Board, also currently serves as Chairman of the Board of Diana Shipping. At our 2021 Annual Meeting, Aliki Paliou and Reidar Brekke were re-elected to our board.
Name	Age	Position
Symeon Palios	80	Class III Director and Chairman of the Board
Andreas Michalopoulos	50	Class I Director, Chief Executive Officer and Secretary
Anthony Argyropoulos	56	Chief Financial Officer
Aliki Paliou	45	Class II Director
Giannakis (John) Evangelou	76	Class III Director
Antonios Karavias	78	Class I Director
Christos Glavanis	68	Class III Director
Reidar Brekke	59	Class II Director

The term of the Class III directors expires in 2022, the term of the Class I directors expires in 2023, and the term of the Class II directors expires in 2024.
The business address of each officer and director is the address of our principal executive offices, which are located at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.
Biographical information concerning the directors and executive officers as of the date of this annual report is set forth below.
Symeon Palios has served as Chairman of our Board since January 13, 2010, and served as our Chief Executive Officer from January 2010 until October 2020. He has also served in senior positions at Diana Shipping Inc., including as Chief Executive Officer from February 21, 2005, through March 1, 2020, and as a Director since March 9, 1999 (serving as Chairman of the Board since February 21, 2005). Mr. Palios also currently serves as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association "Friends of Biomedical Research Foundation, Academy of Athens." He holds a bachelor's degree in Marine Engineering from Durham University.

Andreas Michalopoulos serves as the Chief Executive Officer of Performance Shipping Inc. since October 2020 and as a Director since February 2020. From October 2019 to October 2020, he served as our Deputy Chief Executive Officer. From January 13, 2010, to October 2020, he also served as our Chief Financial Officer. Mr. Michalopoulos served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and daughter of Mr. Symeon Palios, our Chairman.
Aliki Paliou has served as a Director since February 2020. She has also served as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Ms. Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is the daughter of Symeon Palios, our Chairman and former Chief Executive Officer, and is married to Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary.
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
Christos Glavanis has served as an independent Director and as Chairman of our Compensation Committee since February 2020. He also served as a Director of Diana Shipping Inc. from August 1, 2018, to February 19, 2020. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY Southeast Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently Partner of Brightstar Capital Partners, a private equity firm focused on investing in closely held, middle-market companies.  From 2012–Sept 2018, he was President of Intermodal Holdings LP, a company investing in intermodal assets. In 2008 he started his own firm, Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs–Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and two privately-held companies involved in compact equipment sales and rentals and container rentals, sales and modifications.
Anthony Argyropoulos has served as our Chief Financial Officer since October 2020. Mr. Argyropoulos is the founder of Seaborne Capital Advisors, an Athens, Greece based financial advisory firm focused on the shipping and maritime industries. Prior to Seaborne Capital Advisors, Mr. Argyropoulos was a Partner at Cantor Fitzgerald & Co. until September 2011, where he was responsible for the investment banking group's activities in the maritime sector. Through early 2004, he was a Senior Vice President with Jefferies & Company, Inc. where he was instrumental in developing their maritime investment banking practice.  Mr. Argyropoulos graduated from Deree College, Athens, with a B.A. in Economics and from Bentley College, Waltham, Mass. with an M.B.A. in Finance. He is a member of the Beta Gamma Sigma honor society of collegiate schools of business. He is a frequent speaker in global shipping events, contributor to several publications and recipient of a number of awards.
B. Compensation
Since June 1, 2010, and through March 1, 2020, the members of our senior management have been compensated through their affiliation with Steamship Shipbroking Enterprises Inc. (or Steamship), a related party controlled by our Chairman of the Board and former Chief Executive Officer, Mr. Symeon Palios, as described under "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions." Pursuant to the respective Broker Services Agreements, fees, and bonuses payable to Steamship for brokerage services provided to us in 2020, 2019 and 2018, amounted to $0.3 million, $2.1 million and $2.1 million, respectively. On March 1, 2020, we early terminated our Broker Services Agreement with Steamship, which was originally due to expire on March 31, 2020, at no cost. Effective March 1, 2020, our senior management is remunerated based on their consultancy or employment agreements, as applicable. Pursuant to the consultancy agreement we have in place with Mr. Anthony Argyropoulos, our Chief Financial Officer, we have agreed to pay Mr. Argyropoulos additional cash compensation in the amount of 0.35% of the consideration paid or received by us in connection with certain capital raising and other transactions.
For 2020, after the termination of the Steamship agreement, the aggregate fees and bonuses of our exceutives amounted to $1.1 million.
In December 2020, our board of directors approved the issuance of restricted common stock with an aggregate value of $320,000  as an award to our executive and non-executive directors. Accordingly, 67,225 restricted common shares were issued, of which 12,605 shares were issued to our executive officers. One-fourth of these shares vested on the issuance date and the remainder will vest ratably over three years from the issuance date. In 2018, our board of directors approved an award of restricted common stock, which was proposed by our Compensation Committee, with an aggregate value of $5.0 million to our executive officers and non-executive directors, as a one-time special award, in recognition of the successful refinancing of the RBS loan in 2017, which resulted in a significant gain of $42.2 million, net of expenses. The number of restricted common shares was determined in February 2019, at which time an aggregate of 574,779 restricted common shares were issued, of which 491,586 shares were issued to our executive officers. One-third of these shares vested on the issuance date and the remainder vested ratably over two years from the issuance date. In 2017, our board of directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 16,170 restricted common shares were issued, of which 13,829 shares were issued to our executive officers. One-third of these shares vested on the issuance date and the remainder will vested ratably over two years from the issuance date.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairman of the board receives annual compensation of $60,000. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000 annually. As noted above, in December 2020, our board of directors approved the issuance of restricted common stock with an aggregate value of $320,000  as an award to our executive and non-executive directors. Out of the 67,225 aggregate restricted common shares issued, 54,620 shares were awarded to our non-executive directors. Also, in 2018, our board of directors approved an award of restricted common stock with an aggregate value of $5.0 million to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2019, at which time an aggregate of 574,779 restricted common shares were issued, of which 83,193 shares were issued to our non-executive directors. Also, in 2017, our board of directors approved an award of restricted common stock with an aggregate value of $380,000 to our executive officers and non-executive directors. The number of restricted common shares was determined in February 2018, at which time an aggregate of 16,170 restricted common shares were issued, of which 2,341 shares were issued to our non-executive directors. One-third of these shares vested on the issuance date and the remainder has vested ratably over two years from the issuance date. We do not have a retirement plan for our officers or directors. For 2020, 2019 and 2018, fees, bonuses and expenses to non-executive directors amounted to $0.3 million, $0.3 million and $0.3 million, respectively.
On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 120,000 of our common shares as share-based remuneration which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years.
In 2020, 2019, and 2018, compensation costs relating to the aggregate amount of restricted stock awards amounted to $1.9 million, $1.8 million and $1.6 million, respectively.
2015 Equity Incentive Plan
On May 5, 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, as amended from time to time, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. On February 9, 2018, our board of directors adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of common shares issuable under the plan to 55,000 shares (as adjusted after the effectiveness of the reverse stock split of November 2, 2020). Effective December 30, 2020, we amended and restated the 2015 Equity Incentive Plan, primarily to increase the aggregate number of common shares issuable under the plan to 538,830 and to extend the term. The plan will expire ten years from its date of adoption (as amended and restated) unless terminated earlier by our board of directors.  During the year ended December 31, 2020, we have issued 67,225 restricted shares under the plan to our executive officers and non-executive directors. On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 120,000 of our common shares as share-based remuneration which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years.
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
Our board of directors may amend the plan and may amend outstanding awards issued pursuant to the plan, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. The plan administrator may cancel any award and amend any outstanding award agreement, except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.
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
We have also established an Executive Committee, which is responsible for the overall management of our business. Until February 2020, our Executive Committee was comprised of three directors, Mr. Symeon Palios, our Chairman of the Board and former Chief Executive Officer, Mr. Anastasios Margaronis, our President until February 2020, and Mr. Ioannis Zafirakis, our Chief Strategy Officer and Secretary until February 2020. Since February 2020 and until October 2020, the Executive Committee was comprised of Mr. Symeon Palios, the Chairman of our Board, and Mr. Andreas Michalopoulos, our Director, Chief Executive Officer and Secretary. Effective November 19, 2020, our Executive Committee comprises of Ms. Aliki Paliou, our Director, and Mr. Andreas Michalopoulos.
We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.
D. Employees
We crew our vessels with Filipino officers and crew members, who are referred to us by independent crewing agencies. The crewing agencies handle each seaman's training and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2020, 2019, and 2018:
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Shoreside	23	28	37
Seafaring	128	84	100
Total	151	112	137

E. Share Ownership
With respect to the total amount of common stock owned by our officers and directors individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."
Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth current information regarding ownership of our common stock of which we are aware as of March 4, 2021, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.
Name	Number of Common Shares	Percentage Owned (1)
Aliki Paliou(2)	2,352,047	46.3%
Anamar Investments Inc.(3)	254,558	5.0%

All other executive officers and directors individually(4)	-	-
____________________
(1)	Percentages based on 5,082,726 common shares outstanding as of March 4, 2021.
(2)
Ms. Aliki Paliou, a member of our Board of Directors, owns and controls Mango Shipping Corp. ("Mango Shipping"), which is the record holder of 2,352,047 common shares. As a result, Ms. Paliou may be deemed to beneficially own the shares held by Mango Shipping.

Mango Shipping acquired these common shares from Taracan Investments S.A. ("Taracan"), a Marshall Islands corporation ultimately beneficially owned by Mr. Symeon Palios, our Chairman of the Board and former Chief Executive Officer, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Mr. Symeon Palios. Subsequently, also on September 29, 2020, Mr. Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to Ms. Paliou.
(3)	This information is derived from a Schedule 13G filed with the Commission on July 2, 2020.
(4)
Ms. Paliou is our only director that beneficially owns 5% or more of our outstanding common stock. Mr. Andreas Michalopoulos, our Chief Executive Officer, may be deemed to beneficially own 106,915 shares, or 2.1% of our outstanding common stock, beneficially owned through Mitzela Corp. Mr. Anthony Argyropoulos, our Chief Financial Officer, holds stock options to purchase up to 120,000 of our common shares, which, if fully exercised, would represent 2.3% of our outstanding common shares (assuming 5,202,726 of our common shares are outstanding), which stock options we granted to Mr. Argyropoulos as stock-based remuneration. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years. Mr. Argyropoulos does not hold any of our common shares.  All other officers and directors each own less than 1% of our outstanding common stock.

Diana Shipping acquired 100% of our Series C preferred voting stock on May 30, 2017 (each Series C preferred share entitled the holder thereof to up to 250,000 votes, subject to certain restrictions), and on March 26, 2020, we re-purchased and canceled all of the shares of our Series C Preferred Stock. See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions."
As of March 3, 2021, we had 13 shareholders of record, 3 of which were located in the United States and held an aggregate of 4,896,615 of our common shares, representing 96.34% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 4,872,661 of our common shares as of March 3, 2021. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B. Related Party Transactions
Pure Brokerage and Shipping Corp.
Pure Brokerage and Shipping Corp., a company controlled by Ms. Aliki Paliou, a member of our Board of Directors and our major shareholder, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee for each of our owned tanker vessels. Pure Shipbroking may also, from time to time, receive chartering commissions on the gross freight and hire revenue of our tanker vessels, depending on the respective charter parties' terms, and may also receive sale and purchase brokerage commissions.  For 2020, commissions and brokerage fees paid to Pure Brokerage amounted to $0.3 million and $0.08 million, respectively.
Steamship Shipbroking Enterprises Inc.
Steamship Shipbroking Enterprises Inc., an affiliated entity controlled by our Chairman of the Board and former Chief Executive Officer, Mr. Symeon Palios, provided us brokerage services for an annual fee pursuant to a Brokerage Services Agreement through March 1, 2020. In 2020, 2019 and 2018, brokerage fees and bonuses amounted to $0.28 million, $2.1 million and $2.1, respectively. The Brokerage Services Agreement dated April 1, 2019, originally due to expire on March 31, 2020, was early terminated on March 1, 2020, at no cost.
Diana Shipping Inc.
In May 2017, in we issued 100 shares of our newly-designated Series C Preferred Stock to Diana Shipping in exchange for a reduction of $3.0 million in the principal amount of our then existing loan to DSI. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with our common shares, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0% of the total number of votes eligible to be cast on all matters submitted to a vote of our stockholders.
On March 25, 2020, we agreed with DSI for the repurchase of all 100 shares of Series C Preferred Stock outstanding, and on March 26, 2020, we paid the purchase price of $1.5 million. The disinterested members of our board of directors approved the re-purchase, after obtaining a fairness opinion from an independent third party that the transaction was fair from a financial point of view. We canceled the Series C Preferred Stock upon the conclusion of the transaction on March 26, 2020.
Altair Travel Agency S.A
Effective March 1, 2013, Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by our Chairman of the Board and former Chief Executive Officer, Mr. Symeon Palios, provided us with travel related services. In 2020, 2019 and 2018, the expenses we incurred in exchange for travel services provided by Altair, amounted to $0.2 million, $0.4 million and $0.6 million, respectively. In January 2021, we terminated our co-operation with Altair, at no cost to us.

Diana Wilhelmsen Management Limited
In December 2019, we appointed Diana Wilhelmsen Management Limited, or DWM, to provide management services to the container vessels m/v Rotterdam and m/v Domingo. DWM was deemed a related party to us until the resignation of certain of the Company's board of directors' members and officers within February 2020, on the basis that members of our management and our board of directors also acted as board of directors' members at DWM. For 2020 and 2019, management fees to DWM amounted to $116,000 and $5,000, respectively. In April and August 2020, upon the vessels' sales, the management agreements with DWM were terminated.
C. Interests Of Experts And Counsel
Not applicable.
Item 8.	Financial information
A. Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
Between October 23, 2017, and December 15, 2017, three largely similar lawsuits were filed against the Company and three of its executive officers.  On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York ("Eastern District").  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017, and October 3, 2017.  On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District.  The complaint is brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between June 9, 2016, and October 3, 2017.  The complaints name as defendants, among others, the Company and three of its executive officers.  The complaints assert claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934.  On April 30, 2018, the Court consolidated the three lawsuits into the first-filed Robinson lawsuit, appointed lead plaintiffs and approved lead plaintiffs' selection of lead plaintiffs' counsel.  On July 13, 2018, lead plaintiffs filed a consolidated amended complaint (superseding the three initial complaints).  On September 21, 2018, the defendants filed a motion to dismiss the lawsuit.  Briefing on that motion was concluded on November 30, 2018.  On May 28, 2020, prior to any ruling on that motion, lead plaintiffs filed a superseding second amended complaint. On July 22, 2020, the defendants filed a motion to dismiss the second amended complaint. Briefing on that motion concluded on October 9, 2020.  The Company and its management believe that the complaints are without merit and plan to vigorously defend themselves against the claims.
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
Dividend Policy
On October 20, 2020, we announced that our board of directors approved a new variable quarterly dividend policy after previously suspending the quarterly cash dividend on our common shares since the quarter ended June 30, 2016. On November 9, 2020, we made a dividend payment in the aggregate amount of $0.01 per share (or $0.10 per share as adjusted for the reverse stock split effected on November 2, 2020) to the shareholders of record at the close of business on October 30, 2020, with respect to the third quarter of 2020. While we have declared and paid cash dividends on our common shares in the past and currently do so, there can be no assurance that our board of directors will declare dividend payments in the future.

If declared, our variable quarterly dividend is expected to be paid each February, May, August and November and to be a percentage of available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law, among other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.
The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.
The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report entitled "Item 3. Key Information – D. Risk Factors."
In times when we have debt outstanding, we intend to limit our dividends per share, if dividend payment is reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. . In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in "Note 14—Subsequent Events" of our annual consolidated financial statements.
Item 9.	The Offer and Listing
A. Offer and Listing Details
Our common shares have traded on the Nasdaq Global Market since January 19, 2011, on the Nasdaq Global Select Market since January 2, 2013, and on the Nasdaq Capital Market since March 6, 2020. Our ticker symbol was "DCIX" through March 30, 2020, at which date it changed to "PSHG."
B. Plan of Distribution
Not Applicable.
C. Markets
Our common shares have traded on the Nasdaq Global Market since January 19, 2011, on the Nasdaq Global Select Market since January 2, 2013, and on the Nasdaq Capital Market since March 6, 2020. Our ticker symbol was "DCIX" through March 30, 2020, at which date it changed to "PSHG."

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
Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, (vi) November 1, 2017, in connection with our one-for-seven reverse stock split and (vii) October 30, 2020, in connection with our one-for-ten reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, November 3, 2017, and November 2, 2020, respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock and (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock. Our amended and restated articles of incorporation were further amended on February 25, 2019, in connection with our name change from Diana Containerships Inc. to Performance Shipping Inc. A copy of these articles of amendment to the amended and restated articles of incorporation is filed as an exhibit to this annual report and the information contained in such exhibit is incorporated by reference herein.
A description of the material terms of our amended and restated articles of incorporation and bylaws is included in "Description of Securities," attached hereto as Exhibit 2.7 and incorporated by reference herein.
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
Amended and Restated Stockholders Rights Agreement
On August 29, 2016, we entered into a First Amended and Restated Stockholders Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. The Rights Agreement amended and restated in its entirety the original Stockholders Rights Agreement between the Company and Mellon Investor Services LLC, dated as of August 2, 2010, as amended on July 28, 2014. Pursuant to the Rights Agreement, each share of our common stock includes one right, or a Right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00, subject to specified adjustments. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock in a transaction not approved by our board of directors.  In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these Rights. Under the Stockholders Rights Agreement's terms, it will expire on August 2, 2020.  In June 2019, we entered into Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement, to amend the definition of "Acquiring Person" set out in the Rights Agreement.
A copy of the Stockholders Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 31, 2016.
C. Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report.  Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party. We refer you to Item 5.B for a discussion of our loan facilities, Item 4.B and Item 7.B for a discussion of our agreements with our related parties and Item 6.B for a discussion of our 2015 Equity Incentive Plan.
D. Exchange Controls
Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
E. Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement", persons subject to the "base erosion and anti-avoidance" tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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
Based on Schedules 13D and 13G filings, during the 2020 taxable year, less than 50% of the Company's common stock was owned by 5% Shareholders. Therefore, the Company believes that it is not subject to the 5% Override Rule and thus has satisfied the Publicly Traded Test for the 2020 taxable year. However, there can be no assurance that the Company will continue to satisfy the Publicly Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's common stock. In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares of the common stock owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year. The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2020 taxable year, and intends to take this position on its 2020 U.S. federal income tax returns.
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

Distributions
Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock, other than certain pro-rata distributions of our common stock, to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as a capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
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
Our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Correspondingly, in the opinion of Seward & Kissel LLP, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the opinion of Seward & Kissel LLP. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election," or a "mark-to-market" election with respect to the common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file with respect to taxable years ending on or after December 31, 2013, IRS Form 8621 with the IRS.
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
F. Dividends and paying agents
Not Applicable.
G. Statement by experts
Not Applicable.
H. Documents on display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from the SEC's website http://www.sec.gov.
I. Subsidiary information
Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest Rates
We are exposed to market risks associated with changes in interest rates relating to our loan facility, according to which we pay interest at LIBOR plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2020 interest rates would have resulted in interest expenses of $2.2 million, instead of $1.7 million, an increase of about 29%.
As of December 31, 2020, we had $58.1 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the COVID-19 outbreak, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.
As of December 31, 2020, 2019 and 2018 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.
Currency and Exchange Rates
We generate all of our revenues in U.S. dollars, but currently incur a significant portion of our general and administrative expenses (around 45% in 2020 and 41% in 2019) and have historically incurred a significant portion of our operating expenses (around 8% in 2020 and 35% in 2019) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period.  Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
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
PART III
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
b) Management's Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.
Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2019, is effective.
c)  Attestation Report of Independent Registered Public Accounting Firm
Not applicable.
d) Changes in Internal Control over Financial Reporting
None.
Inherent Limitations on Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Mr. John Evangelou serves as the Chairman of our Audit Committee. Our board of directors has determined that Mr. Evangelou qualifies as an "audit committee financial expert" and is "independent" according to SEC rules.

Item 16B. Code of Ethics
We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.pshipping.com, under "How We Care—Code of Business Conduct and Ethics."  Copies of our Code of Ethics are available in print, free of charge, upon request to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.
Item 16C. Principal Accountant Fees and Services
a)  Audit Fees
Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.
In 2020 and 2019, audit fees amounted to Euro 68,250 or about $74,000,  and Euro 68,250 or about $77,000, respectively, and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.
b)  Audit-Related Fees
In 2020, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have also billed us for audit services provided for the Company's registration statements, which amounted to Euro 7,500 or about $8,000.
 c) Tax Fees
During 2020, we received tax services for which fees amounted to $36,000, and relate to the calculation of Earnings and Profits of the Company.No tax fees were incurred in 2019.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 2020 (1)	4,670 Common Shares	$8.198	4,670 Common Shares	$5.96 million
February 2020 (1)	40,606 Common Shares	$8.034	45,276 Common Shares	$5.66 million
March 2020 (2)	100 Series C Preferred Shares	$15,000	N/A	N/A
April 2020 (3)	400 Series B-2 Preferred Shares	$1,000	N/A	N/A
May 2020 (1)	26,582 Common Shares	$6.894	71,858 Common Shares	$5.45 mllion
June 2020 (1)	9,927 Common Shares	$6.929	81,785 Common Shares	$5.38 million
Total	81,785 Common Shares 100 Series C Preferred Shares 400 Series B-2 Preferred Shares	$7.539 per Common Share $15,000 per Series C Preferred Shares $1,000 per Series B-2 Preferred Shares	81,785 Common Shares 100 Series C Preferred Shares 400 Series B-2 Preferred Shares

(1) On January 14, 2020, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of the repurchases are determined by our management team and depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. Our board of directors' authorization of the repurchase program expired on December 21, 2020. We canceled the common shares repurchased as part of this program. The share and per share data presented in the table above are on an as-adjusted basis, giving retroactive effect to the reverse stock split of November 2, 2020.
(2) On March 23, 2020, the disinterested members of our board of directors approved the repurchase of all 100 shares of our Series C Preferred Stock outstanding, held by Diana Shipping since 2017, for a purchase price of $1.5 million. The disinterested members of our board of directors had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view. On March 25, 2020, we agreed with DSI for the repurchase of the shares and on March 26, 2020, we paid the purchase price of $1.5 million and canceled all of the shares of our Series C Preferred Stock upon the conclusion of the transaction.
(3) On April 6, 2020, our board of directors approved the repurchase of all 400 outstanding Series B-2 Preferred Shares, for a purchase price of $400,000. On April 7, 2020, we entered into an agreement with Kalani and repurchased and canceled all of our outstanding Series B-2 convertible preferred stock.
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
Item 16H. Mine Safety Disclosure
Not applicable.
PART II
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1

Item 19.	Exhibits
(a) Exhibits
Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 30, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019(8)
1.9	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated October 30, 2020(10)
1.10	Amended and Restated Bylaws of the Company (9)
2.1	Form of Common Share Certificate (10)
2.3	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (11)
2.7	Description of Securities (18)
4.1	Registration Rights Agreement dated April 6, 2010 (12)
4.2	Amended and Restated Stockholders Rights Agreement, dated August 29, 2016 (13)
4.3	Amendment No. 1 to the First Amended and Restated Shareholders Rights Agreement dated June 11, 2019 (14)
4.4	Amended and Restated 2015 Equity Incentive Plan (15)
4.5	Administrative Services Agreement with UOT (16)
4.6	Form of Vessel Management Agreement with UOT (17)
4.7	Second Amendment and Restatement to Loan Agreement with Nordea Bank Abp, Filial i Norge, dated March 20, 2020 (19)
4.8
First Supplemental Agreement to Secured Loan Facility Agreement dated July 24, 2019 as amended and restated by a first amendment and restatement agreement dated December 23, 2019 and a second amendment and restatement agreement dated March 20, 2020.**

4.9	$31.5 Million Piraeus Loan Facility**
8.1	List of Subsidiaries**
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of independent registered public accounting firm**
15.2	Consent of Seward & Kissel LLP**
101
The following financial information from Performance Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets as of December 31, 2020 and 2019; (2) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2020, 2019 and 2018; (4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2020, 2019 and 2018; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (6) Notes to Consolidated Financial Statements.

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
(6) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company's report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 1.8 to the Company's Annual Report on Form 20-F on March 18, 2019.
(9) Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(10) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on November 2, 2020.
(11) Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12) Filed as Exhibit 4.2 to the Company's Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on August 31, 2016.
(14) Filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the SEC on June 21, 2019.
(15) Filed as Exhibit 1 to the Company's report on Form 6-K, filed with the SEC on December 31, 2020.
(16) Filed as Exhibit 4.8 to the Company's Annual Report on Form 20-F on March 26, 2014.
(17) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F on March 26, 2014.
(18) Filed as Exhibit 2.7 to the Company's Annual Report on Form 20-F, filed with the SEC on April 10, 2020.
(19) Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F, filed with the SEC on April 10, 2020.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Dated: March 5, 2021

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Performance Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment of vessels held and used
Description of the matter
At December 31, 2020, the carrying value of the Company’s vessels was $128.1 million. As discussed in Notes 2(l) and 6 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized dry-docking costs, may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized dry-docking costs. Where the vessel’s carrying value plus unamortized dry-docking costs, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessel plus unamortized dry-docking costs over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions to forecast undiscounted net operating cash flows, specifically the future charter rates and the fleet utilization rate for non-contracted revenue days. The charter rates are particularly subjective as they involve the development and use of assumptions about the tanker shipping market through the end of the useful lives of the vessels, while the fleet utilization rates are particularly subjective due to the Company’s recent shift to the tanker market and the lack of historical data. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions, and the Company’s future employment strategy.

How we addressed the matter in our audit
We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates and the fleet utilization rate for non-contracted revenue days against internal and external data sources. For example, we compared the assumptions against available market data from various analysts, historical data for both the Company’s vessels and other vessels of similar type and size. Considering the Company’s recent shift in the tanker market and the lack of extended historical data for its vessels, we also evaluated recent economic and industry changes, as well as changes in the Company’s employment strategy. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates and fleet utilization rate for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece
March 5, 2021

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2020 and 2019
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2020	December 31, 2019
CURRENT ASSETS:
Cash and cash equivalents	$21,365	$26,314
Accounts receivable, net of provision for credit losses (Note 2)	3,503	3,985
Deferred voyage expenses (Note 2)	75	69
Inventories	1,981	2,242
Prepaid expenses and other assets	1,275	1,115
Current assets from discontinued operations (Note 3)	228	1,639
Total current assets	28,427	35,364

FIXED ASSETS:
Advances for vessel acquisitions and other vessels' costs (Note 5)	-	11,017
Vessels, net (Note 6)	128,108	59,421
Property and equipment, net	1,135	993
Vessels, net, of discontinued operations (Note 3)	-	23,450
Total fixed assets	129,243	94,881

OTHER NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 8)	184	190
Non-current assets from discontinued operations (Note 3)	-	134
Total non-current assets	184	324
Total assets	$157,854	$130,569

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred fin. costs (Note 7)	$7,768	$4,282
Accounts payable, trade and other	1,472	1,322
Due to related parties (Note 4)	68	8
Accrued liabilities	1,100	1,613
Lease liabilities, current (Note 8)	94	72
Current liabilities from discontinued operations (Note 3)	316	769
Total current liabilities	10,818	8,066

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized deferred financing costs (Note 7)	49,898	28,001
Other liabilities, non-current	251	146
Long-term lease liabilities (Note 8)	90	118
Commitments and contingencies (Note 8)	-	-
Long-term liabilities from discontinued operations (Note 3)	-	-
Total long-term liabilities	50,239	28,265

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none and 1,600 issued and outstanding as at December 31, 2020 and 2019, respectively (Note 9)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 5,082,726 and 4,902,071 issued and outstanding as at December 31, 2020 and 2019, respectively (Note 9)	51	49
Additional paid-in capital (Note 9)	457,171	459,328
Other comprehensive income	8	69
Accumulated deficit	(360,433)	(365,208)
Total stockholders' equity	96,797	94,238
Total liabilities and stockholders' equity	$157,854	$130,569

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2020	2019	2018
REVENUES:
Voyage and time charter revenues (Notes 1 and 2)	$42,045	$6,301	$-

EXPENSES:
Voyage expenses	14,434	2,460	-
Vessel operating expenses	9,208	1,122	-
Depreciation (Note 6)	5,799	783	37
Management fees (Note 1)	231	142	-
General and administrative expenses (Notes 4 and 9)	7,985	8,162	8,030
Provision for doubtful receivables (Note 2)	79	-	-
Foreign currency losses / (gains)	35	(18)	(62)
Operating income / (loss)	$4,274	$(6,350)	$(8,005)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Note 10)	(2,089)	(651)	-
Interest income	110	258	62
Total other income / (expenses), net	$(1,979)	$(393)	$62

Net income / (loss) from continuing operations	$2,295	$(6,743)	$(7,943)

Gain from repurchase of preferred shares (Notes 4 and 11)	$1,500	$-	-
Income allocated to participating securities (Note 11)	(87)	-	-

Net income/(loss) available to common stockholders from continuing operations	$3,708	$(6,743)	$(7,943)

Net income / (loss) from discontinued operations (Note 3)	$1,482	$(25,314)	$(44,952)

Total net income / (loss) available to common stockholders	$5,190	$(32,057)	$(52,895)

Earnings / (Loss) per common share, basic, continuing operations (Note 11)	$0.76	$(2.35)	$(8.40)

Earnings / (Loss) per common share, diluted, continuing operations (Note 11)	$0.75	$(2.35)	$(8.40)

Earnings / (Loss) per common share, basic, discontinued operations (Note 11)	$0.30	$(8.84)	$(47.57)

Earnings / (Loss) per common share, diluted, discontinued operations (Note 11)	$0.30	$(8.84)	$(47.57)

Earnings / (Loss) per common share, basic, total (Note 11)	$1.06	$(11.19)	$(55.97)

Earnings / (Loss) per common share, diluted, total (Note 11)	$1.05	$(11.19)	$(55.97)

Weighted average number of common shares, basic (Note 11)	4,875,475	2,864,676	945,056

Weighted average number of common shares, diluted (Note 11)	4,945,562	2,864,676	945,056

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars)
	2020	2019	2018

Net income / (loss) from continuing and discontinued operations	$3,777	$(32,057)	$(52,895)
Other comprehensive income / (loss) (Actuarial gain / (loss))	(61)	12	51

Comprehensive income / (loss) from continuing and discontinued operations	$3,716	$(32,045)	$(52,844)

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income	Deficit	Total

Balance, December 31, 2017	405,097	$4	389	$-	$411,018	$6	$(280,256)	$130,772
- Net loss	-	-	-	-	-	-	(52,895)	(52,895)
- Issuance of Series B preferred stock, net of expenses (Note 9)	-	-	17,490	-	17,413	-	-	17,413
- Conversion of Series B preferred stock to common stock (Note 9)	1,025,027	10	(17,529)	-	(10)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	16,170	-	-	-	235	-	-	235
- Actuarial gain	-	-	-	-	-	51	-	51
Balance, December 31, 2018	1,446,294	$14	350	$-	$428,656	$57	$(333,151)	$95,576
- Net loss	-	-	-	-	-	-	(32,057)	(32,057)
- Issuance of Series B preferred stock, net of expenses (Note 9)	-	-	6,470	-	6,452	-	-	6,452
- Conversion of Series B preferred stock to common stock (Note 9)	710,051	7	(5,220)	-	(7)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	574,779	6	-	-	3,249	-	-	3,255
- Actuarial gain	-	-	-	-	-	12	-	12
- Issuance of common stock in exchange for entities' acquisition (Note 9)	2,170,947	22	-	-	20,978	-	-	21,000
Balance, December 31, 2019	4,902,071	$49	1,600	$-	$459,328	$69	$(365,208)	$94,238
- Net income	-	-	-	-	-	-	3,777	3,777
- Conversion of Series B preferred stock to common stock (Note 9)	195,215	2	(1,100)	-	(2)	-	-	-
-Repurchase and cancellation of Series B preferred shares (Note 9)	-	-	(400)	-	(400)	-	-	(400)
- Repurchase and cancellation of Series C preferred stock, including expenses (Note 9)	-	-	(100)	-	(3,015)	-	1,500	(1,515)
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	67,225	1	-	-	1,915	-	-	1,916
- Common shares re-purchase and retirement, including expenses (Note 9)	(81,785)	(1)	-	-	(655)	-	-	(656)
- Actuarial loss	-	-	-	-	-	(61)	-	(61)
- Dividends declared and paid ($0.10 per share) (Note 11)	-	-	-	-	-	-	(502)	(502)
Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars)
	2020	2019	2018
Cash Flows provided by / (used in) Operating Activities:
Net income /(loss)	$3,777	$(32,057)	$(52,895)
Adjustments to reconcile net income/(loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	5,898	3,684	4,945
Amortization of deferred financing costs (Note 10)	325	154	176
Amortization of discount premium	-	-	8,990
Impairment losses (Notes 3 and 6)	339	31,629	20,654
Gain / (loss) on vessel's sale (Notes 3 and 6)	(319)	127	16,700
Compensation cost on restricted stock awards (Note 9)	1,916	1,791	1,587
Actuarial gain / (loss)	(61)	12	51
(Increase) / Decrease in:
Accounts receivable	1,072	(4,575)	318
Deferred voyage expenses	(6)	(69)	-
Inventories	866	(2,213)	1,033
Prepaid expenses and other assets	20	(3,488)	(32)
Right of use asset under operating leases	6	(190)	-
Increase / (Decrease) in:
Accounts payable, trade and other	(293)	780	(455)
Due to related parties	60	4	(61)
Accrued liabilities	(523)	372	(685)
Deferred liabilities	-	(305)	(134)
Other liabilities, non current	105	(40)	(22)
Lease liabilities under operating leases	(6)	190	-
Drydock costs	-	-	(500)
Net Cash provided by / (used in) Operating Activities	$13,176	$(4,194)	$(330)
Cash Flows provided by / (used in) Investing Activities:
Advances for vessel acquisitions and other vessel costs (Note 5)	-	(17)	-
Vessel acquisitions and other vessels' costs (Note 6)	(63,386)	(50,161)	-
Proceeds from sale of vessels, net of expenses (Note 6)	23,464	28,868	92,905
Property and equipment additions	(224)	(38)	(126)
Insurance settlements	-	2,831	372
Net Cash provided by / (used in) Investing Activities	$(40,146)	$(18,517)	$93,151
Cash Flows provided by / (used in) Financing Activities:
Proceeds from long-term bank debt (Note 7)	34,800	33,000	-
Repayments of related party loans	-	-	(87,617)
Repayments of unrelated party loans	-	-	(18,500)
Repayments of long-term bank debt (Note 7)	(9,181)	(519)	-
Issuance of preferred stock, net of expenses (Note 9)	-	6,452	17,413
Common shares re-purchase and retirement, including expenses (Note 9)	(656)	-	-
Repurchase of Series C preferred shares, including expenses (Note 9)	(1,515)	-	-
Repurchase of Series B preferred shares (Note 9)	(400)	-	-
Payments of equity issuance and financing costs (Note 7)	(561)	(352)	(68)
Cash dividends (Note 11)	(502)	-	-
Net Cash provided by / (used in) Financing Activities	$21,985	$38,581	$(88,772)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$(4,985)	$15,870	$4,049
Cash, cash equivalents and restricted cash at beginning of the year	$26,363	$10,493	$6,444
Cash, cash equivalents and restricted cash at end of the year	$21,378	$26,363	$10,493
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$21,378	$26,363	$10,493
Restricted cash at the end of the year	-	-	-
Cash, cash equivalents and restricted cash at the end of the year	$21,378	$26,363	$10,493
SUPPLEMENTAL CASH FLOW INFORMATION
Issuance of common stock in exchange for entities acquisition (Note 4)	$-	$21,000	$-
Reclassification of compensation cost of issued restricted stock awards from other liabilities to stockholders' equity (Note 9)	$-	$1,464	$-
Interest payments, net of amounts capitalized	$1,655	$408	$2,355

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.     General Information
Company’s identity
The accompanying consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.,” which was effected on February 25, 2019.  The Company’s common shares traded on the Nasdaq Global Select Market until March 5, 2020, and effective March 6, 2020, they trade on the Nasdaq Capital Market (Note 9). The Company’s ticker symbol has been “DCIX” until March 30, 2020, at which date it changed to “PSHG”.
The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Notes 3 and 6). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions. Additionally, during 2019 and 2020, the Company has appointed for a limited period of time other managers to provide management services to its vessels. More specifically, Diana Wilhelmsen Management Limited (or “DWM”), which was an affiliated entity until February 2020, was appointed as manager of the container vessels (discontinued operations), and Maersk Tankers A/S (“Maersk Tankers”), an unaffiliated entity, was appointed to manage two of the Company’s tanker vessels (continuing operations). During 2020, the management agreements with Maersk were terminated and UOT has been appointed to provide these services to the tanker vessels. Accordingly, DWM management agreements were terminated upon the container vessels’ sales (Note 6). Management fees to “Maersk Tankers” are separately presented in Management fees in the accompanying consolidated statement of operations and management fees and commissions to DWM are included in Net income/ (loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 4).
Financial Statements presentation

Following the sale of all Company’s container vessels in 2020 (Note 6), the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Notes 2 and 3). The comparative figures in these consolidated balance sheets and statements of operations have been adjusted on the basis of presenting separately the discontinued operations’ figures. For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.
Furthermore, effective November 2, 2020, the Company effected a one-for-ten reverse stock split on its common stock (Note 9). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Other matters:

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international shipping industry into which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption via cost cutting and rationalization of their networks and fleets, and is making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.
For 2020, 2019 and 2018, charterers that accounted for more than 10% of the Company’s voyage and hire revenues, were as follows:
Charterer	2020	2019	2018
A - Container vessels - Discontinued operations	-	31%	29%
B - Container vessels - Discontinued operations	-	10%	32%
C - Container vessels - Discontinued operations	-	16%	19%
D - Container vessels - Discontinued operations	-	11%	-
E - Tanker vessels - Continuing operations	-	13%
F - Tanker vessels - Continuing operations	20%	-

2.  Recent Accounting Pronouncements and Significant Accounting Policies
Recent Accounting Pronouncements Not Yet Adopted
Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. The Company does not currently have any contracts that have been changed to a new reference rate, but will continue to evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows prior to adoption.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Significant Accounting Policies
(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2020 and 2019.

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

(c) Other Comprehensive Income / (Loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement.

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

(g) Accounts Receivable, net: The account includes receivables from charterers for hire, freight and demurrage, net of provision for credit losses – (please refer to paragraph (h) below).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(h) Credit Losses Accounting: At January 1, 2020 the Company adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. Receivables arising from operating leases are not within the scope of Subtopic 326-20 and as such, the receivables from time-charters are excluded. The Company measured the allowance for estimated credit losses on its short term receivables, being freight and demurrage receivables, cash equivalent balances and claims receivables. The adoption of the new guidance resulted in a recognition of $79 in the 2020 consolidated statements of operations, which represents the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables and is separately reflected in Provision for doubtful receivables in the accompanying consolidated statements of operations. No allowance was recorded on insurance claims as of December 31, 2020, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. Finally, no allowance for credit losses on trade receivables and other financial assets was recognized in opening accumulated deficit at January 1, 2020, on transition to the new accounting guidance, as it was immaterial.

(i) Inventories: Inventories consist of bunkers, lubricants and victualling. Bunkers inventory exist when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by her previous time charterers and has not yet been delivered to new charterers, or remains idle. All inventories are stated at the lower of cost or net realizable value and cost is determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

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

(l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions,

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydock-costs, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on assumptions by making use of available market data and taking into consideration third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the shipping market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels' operating expenses, vessels' residual value, dry-dock costs and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 90% in the Company’s exercise for the tanker vessels, and has been 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. The review of the tanker vessels’ carrying values in connection with the estimated recoverable amounts for 2020 and 2019 did not result in a recognition of impairment charge, while the respective review for the Company’s container vessels for 2020, 2019 and 2018 indicated impairment charges of $0, $14,195 and $5,028, respectively, which are included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale" when the following criteria are met: (i)

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2020 and 2019 did not result in held for sale classification for any of the Company’s vessels. During 2020, 2019 and 2018, the Company has recognized an impairment charge of $339, $17,434 and $15,626, respectively, from classification of certain of its container vessels as held for sale within the respective years, which are included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(n) Accounting for Voyage and Time-Charter Revenues and Related Expenses: Since the Company’s vessels are employed under time and voyage charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
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

As discussed above, under a time charter specified voyage costs, such as bunkers and port charges are paid by the charterer, while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfilment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfilment costs, operating expenses, and charter hire expenses are expensed when incurred.

Since August 2019, following the acquisition of tanker vessels, the Company recognizes revenue for two types of charters, time-charters and spot charters as described above. As of December 31, 2020, the balance of Accounts receivable, net, for the continuing operations amounted to $3,399 for the spot charters (of which $456 relates to contract assets), and to $104 for the time-charters. For 2020, Revenues for continuing operations amounted to $34,742 from spot charters, and to $7,303 from time-charters. As of December 31, 2019, the balance of Accounts receivable, net, amounted to $3,985 (of which $299 relates to contract assets), and Revenues of 2019 amounted to $6,301 for the continuing operations relate exclusively to spot charters.

In 2018, all Company’s vessels (which were exclusively container vessels) were operating under time-charter contracts. For the containers fleet, revenues of 2020, 2019 and 2018 related exclusively to time-charters and are included in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements, while the respective Accounts receivable, net as of December 31, 2020 and 2019 are included in Current assets from discontinued operations in the accompanying consolidated balance sheets (Note 3).

(o) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of the if-converted calculation, the conversion price of preferred convertible stock is based on the end of the period market price (Note 11).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(p) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2020 was nil, while for December 31, 2019 a balance of $134 is included in Non-current assets from discontinued operations in the accompanying consolidated balance sheets, as it relates solely to the containers’ fleet (Note 3). Amortization of dry-docking costs for 2020, 2019 and 2018 amounted to $68, $389 and $518, respectively, and is included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations. Also, in 2020, 2019 and 2018, deferred dry-dock costs which were written off as Loss / (Gain) on vessels’ sale amounted to $66, $117 and $832, respectively, and as Impairment losses due to the respective vessels’ sale or due to their classification as held for sale during the year, amounted to $0, $598 and $0, respectively, and are also included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums are accounted for similar to other financing fees. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. The difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.

(r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs relating to the Company’s tanker vessels are included in Vessel operating expenses, and those relating to the container vessels are included in Net income / (loss) from discontinued operations in the accompanying consolidated statements of operations.

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
December 31, 2020
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

(u) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. For credit losses accounting on the Company’s financial assets please see paragraph (h) above.

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
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(x) Re-purchase and Retirement of Company’s Common Shares: All Company’s common shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.

(y) Re-purchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain and is included in Net income / (loss) attributable to common stockholders (Notes 9 and 11).

(z) Discontinued Operations: It is a Company’s policy, that the current and prior year periods assets, liabilities, results of operations and cash flows of a Company’s component disposed of by sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal, and that the Company will not have continuing involvement in the operation of these assets after their disposal (Note 3).

3.	Discontinued Operations

Since August 2019, that the delivery of the Company’s first tanker vessel “Blue Moon” took place, until August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold (Note 6), the Company evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it will not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements. The comparative figures in these consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations’ figures.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Below are presented summarized the operating results of the discontinued operations for 2020, 2019 and 2018, as well as the balance sheet information on the Company's discontinued operations as of December 31, 2020 and 2019:

	2020	2019	2018
Items constituting net income / (loss) from discontinued operations
Time-charter revenues (Notes 1 and 2)	$4,238	$20,545	$25,566
Voyage expenses	(188)	(987)	(1,267)
Vessels' operating expenses	(2,336)	(10,199)	(15,453)
Depreciation and amortization of deferred charges (Notes 2 and 6)	(99)	(2,901)	(4,908)
Management fees (Note 4)	(116)	(5)	-
Impairment losses (Note 6)	(339)	(31,629)	(20,654)
Gain / (loss) on vessel's sale (Note 6)	319	(127)	(16,700)
Foreign currency gains/ (losses)	3	(11)	(18)
Interest and finance costs (Notes 4, 7 and 10)	-	-	(11,520)
Interest income	-	-	2
Net income/ (loss) from discontinued operations	1,482	(25,314)	(44,952)

	December 31,	December 31,
Carrying amounts of major classes of assets of discontinued operations	2020	2019
Cash and cash equivalents	$13	$49
Accounts receivable, trade	110	700
Inventories	-	605
Prepaid expenses and other assets	105	285
Total major classes of current assets of discontinued operations	228	1,639
Total fixed assets, net	-	23,450
Deferred charges, net	-	134
Total major classes of non-current assets of discontinued operations	-	23,584
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	207	650
Accrued liabilities	109	119
Total major classes of current liabilities of discontinued operations	316	769

Capital expenditures from discontinued operations relating to dry-docking costs for 2020, 2019 and 2018 were $0, $0 and $500, respectively.
4.      Transactions with Related Parties
(a)    Altair Travel Agency S.A (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s Chairman of the Board and former CEO. Travel expenses for 2020, 2019 and 2018, were $179, $428 and $554, respectively, and are included in Vessels, net, in Vessel operating expenses, in General and administrative expenses and in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements (Note 3). As at December 31, 2020 and 2019, an amount of $0 and $8, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets. In January 2021, the Company terminated its co-operation with Altair, at no cost.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)   Steamship Shipbroking Enterprises Inc. (“Steamship Shipbroking”): Steamship Shipbroking, a company controlled by the Company’s Chairman of the Board and former CEO, provided, until March 1, 2020, brokerage services to the Company, pursuant to a Brokerage Services Agreement for a fixed fee.  On March 1, 2020, the Company terminated the Steamship Shipbroking agreement, which was originally due to expire on March 31, 2020, at no cost.

For 2020, 2019 and 2018, total brokerage fees to Steamship Shipbroking amounted to $280, $2,100 and $2,145 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2019 an amount of $420 has been accrued for in connection with bonuses approved to Steamship Shipbroking and is included in Accrued liabilities in the accompanying 2019 consolidated balance sheets. As at December 31, 2020 and 2019, there was no amount due from or due to Steamship Shipbroking.

(c)  Pure Brokerage and Shipping Corp.(“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Non-Executive Director and major shareholder Mrs Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

For 2020, commissions and brokerage fees of continuing operations to Pure Brokerage amounted to $227 and $80, respectively, and are included in Voyage expenses and in General and administrative expenses in the accompanying consolidated statements of operations. Also for 2020, commissions of discontinued operations amounted to $56 and are included in Net income/(loss) from discontinued operations (Note 3). As at December 31, 2020, an amount of $68 was payable to Pure Brokerage and is included in Due to related parties in the accompanying consolidated balance sheets.

(d)   Diana Shipping Inc. (“DSI”):  In May 2013, the Company entered into an unsecured loan agreement of up to $50,000 with DSI, which was subsequently amended in 2015, 2016 and 2017. In May 2017, as discussed in Note 9, the Company issued 100 shares of its then newly-designated Series C Preferred Stock to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's then outstanding loan. Later, in June 2017, the Company refinanced the then existing loan for an amount of $87,617, including a $5,000 interest-bearing discount premium, which was payable at maturity in 2018. The loan, which was secured over all of the Company’s container vessels owned as of the date of refinancing, was gradually repaid in full up to July 2018, together with the discount premium, and thus the loan agreement was terminated. The weighted average interest rate of the DSI loan during 2018 was 6.12%. For 2018, interest expense incurred under the loan agreement with DSI amounted to $2,054 and the discount premium amortization amounted to $2,708. Interest expense and discount premium amortization are included in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements (Note 3). On March 26, 2020, the Company re-purchased all 100 Series C preferred shares that were issued to DSI and consequently cancelled them (Note 9).
(e)  $21,000 Investment by the Company’s Chairman of the Board and former CEO: In June and November 2019, under two separate transactions, the Company acquired the entities Taburao Shipping Company Inc., Tarawa Shipping Company Inc., and Rongelap Shipping Company Inc., which were affiliated with the Company’s CEO and Chairman of the Board, Mr. Symeon Palios, for an aggregate purchase price of $21,000. Prior to their acquisition by the Company, each of the three newly-acquired entities had signed contracts to purchase an Aframax tanker vessel each, the “Blue Moon”, the “Briolette” and the “P. Fos” from unaffiliated third-party sellers for a purchase price of $30,000, $30,000 and $26,000 respectively, and had paid advance deposits of $8,000, $2,000 and $11,000, respectively. The Company, in exchange for the aforementioned entities’ acquisition, agreed to pay a price equal to the aggregate deposits previously paid to the vessels’ sellers. The $10,000 aggregate purchase price for the previously signed contracts of the “Blue Moon” and the “Briolette” was paid in Company’s common shares at a per share price of $10.5, which was the undiscounted closing price of the Company’s common stock on the NASDAQ stock exchange on June 7, 2019. The $11,000 purchase price for  the previously signed contract of the “P. Fos” was also paid in Company’s common shares at a per share price of $9.027, which was the undiscounted closing price of the Company’s common stock on the NASDAQ stock exchange on November 18, 2019. Both transactions, which were unanimously approved by the disinterested members of the board of directors of the Company, resulted in the issuance of an aggregate number of 2,170,947 common shares during 2019.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The “Blue Moon” and the “Briolette” were delivered to the Company charter-free in August and November 2019, respectively, and the Company paid the remaining balance of the purchase price through bank financing and cash on hand. The vessel “P. Fos ” was delivered to the Company charter-free in January 2020 and the balance of the purchase price payable under the contract of $15,000 was funded through bank financing and cash on hand (Notes 6 and 7).
(f)  Diana Wilhelmsen Management Limited (“DWM”): In December 2019, the Company appointed Diana Wilhelmsen Management Limited to provide management services to the container vessels “Rotterdam” and “Domingo” for which the Company was paying a fixed monthly management fee, and commissions on the gross hire of the vessels. DWM was deemed a related party to the Company until the resignation of certain of the Company’s BOD members and officers, on the basis that, until February 2020, certain members of the Company’s management and board of directors also acted as board of directors’ members at DWM. For 2020 and 2019, management fees to DWM amounted to $116 and $5, respectively, while commissions to DWM for 2020 amounted to $21. Management fees and commissions to DWM are included in Net income/ (loss) from discontinued operations in the accompanying consolidated statements of operations (Note 3). As at December 31, 2020 and 2019, there was no amount due to or due from DWM.
5.	Advances for Vessel Acquisitions and Other Vessels’ Costs

As discussed in Note 4, in November 2019, the Company acquired for a purchase price of $11,000 the entity Rongelap Shipping Company Inc., whose sole asset was a contract to acquire the tanker vessel “P. Fos” for a total price of $26,000. The delivery of the vessel took place in January 2020, and the Company paid the remaining $15,000 of the vessels’ MOA price through cash on hand and debt financing, as the Company drew down an amount of $14,000 from Nordea, pursuant to the respective amended and restated loan agreement terms (Note 7).
As at December 31, 2020, there were no advances for vessels’ acquisitions and other vessels’ costs. As at December 31, 2019, the amount presented in the accompanying consolidated balance sheets represents solely the advance deposits and other costs capitalized in connection with the prospective acquisition of the tanker vessel “P. Fos”, in accordance with the Company’s accounting policy, and is analyzed as follows:
	December 31, 2020	December 31, 2019
Advances for vessel acquisitions	$-	$11,000
Capitalized costs	-	17
Total	$-	$11,017

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

6. Vessels, net
Vessel acquisitions – Continuing Operations
In 2019, the Company acquired the tanker vessels “Blue Moon” and “Briolette”, for a purchase price of $30,000 each. The Company had acquired in June 2019 from its’ Chairman of the Board and former CEO the entities Taburao Shipping Company Inc. and Tarawa Shipping Company Inc., whose sole assets were the contracts to acquire the specific vessels (Note 4). The vessels were delivered to the Company in August and November 2019, respectively, and aggregate pre-delivery costs capitalized amounted to $161.
As discussed in Notes 4 and 5, in November 2019, the Company acquired from its’ Chairman of the Board and former CEO the entity Rongelap Shipping Company Inc., whose sole asset was a contract to acquire the tanker vessel “P. Fos” for a purchase price of $11,000. In January 2020, the Company took delivery of the tanker vessel “P. Fos”, which had a purchase price of $26,000. Later during the year, the Company also acquired the tanker vessels “P. Kikuma” and “P. Yanbu”, for a purchase price of $26,000 and $22,000, respectively. The vessels were delivered to the Company in March and December 2020, respectively. Aggregate pre-delivery costs capitalized in connection with these three vessels amounted to $403 (including the $17 that were capitalized in 2019 for the vessel “P Fos” – Note 5).
Vessels’ impairment – Discontinued Operations
In 2020, 2019 and 2018, the Company, taking into account the provisions of ASC 360 and factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. During 2020, 2019, and 2018, the carrying value of one, three and two vessels, respectively, was impaired as a result of their classification as “held for sale” or as a result of the Company’s impairment exercise. More specifically, in 2020, an impairment loss of $339 was recognized in connection with the container vessels’ “Rotterdam” held for sale classification on the March 31, 2020 balance sheets, as the vessel’s carrying value exceeded its fair value, less costs to sell. During 2019, an impairment loss of $17,434 was recognized in connection with the classification of the container vessel “Pucon” as “held for sale” on the September 30, 2019 balance sheets, and an aggregate impairment loss of $14,195 was recognized for the container vessels ”Pamina” and “Rotterdam” that were classified on the June 30, 2019, and December 31, 2019 balance sheets, respectively, as held and used, as the Company’s impairment exercise concluded that their carrying value was not recoverable. In 2018, the Company, after taking into account factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. This assessment concluded that the carrying value of two vessels in 2018 was not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $20,654. The vessels were measured at fair value on a non-recurring basis as a result of the Company’s impairment test exercise or their “held for sale” classification and their fair value was determined through Level 2 inputs of the fair value hierarchy making also use of available market data for the market value of vessels with similar characteristics. The aggregate fair value of the impaired vessels as of the testing dates was $18,130 in 2020, $47,393 in 2019 and $29,074 in 2018.
In aggregate, in 2020, 2019, and 2018, the impairment loss recognized by the Company amounted to $339, $31,629, out of which $598 were unamortized dry-dock costs (Note 2 (k),(o)), and $20,654 respectively, and is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Vessels’ disposals – Discontinued Operations
In August and September 2019, the Company, through two of its subsidiaries, entered into two memoranda of agreement to sell the container vessels “Pamina” and “Pucon” to unrelated parties for an aggregate gross price of $29,340. The “Pamina” and the “Pucon” were delivered to their new owners in October and November 2019, respectively, and the Company received the sale proceeds in accordance with the terms of the contracts.  In January and August 2020, the Company, through two of its subsidiaries, agreed to sell the container vessels “Rotterdam” and “Domingo” to unrelated parties for an aggregate gross price of $24,100, respectively. The vessels were delivered to her new owners in April and August 2020, respectively, and the Company received the sale proceeds in accordance with the terms of the contracts.
For 2020, the gain on sale of vessels, net of direct to sale expenses, amounted to $319, while the respective loss for 2019 and 2018, including direct to sale expenses, amounted to $127 and $16,700, respectively. The gain / (loss) on vessels’ sale is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).
The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:
Continuing Operations	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	$-	$-	$-
- Acquisitions and other vessels' costs	60,161	-	60,161
- Depreciation	-	(740)	(740)
Balance, December 31, 2019	$60,161	$(740)	$59,421
- Transfer from advances for vessel acquisitions and other vessel costs	11,017	-	11,017
- Acquisitions and other vessels' costs	63,386	-	63,386
- Depreciation	-	(5,716)	(5,716)
Balance, December 31, 2020	$134,564	$(6,456)	$128,108

Discontinued Operations	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	105,424	(19,554)	85,870
- Vessels' disposals	(40,553)	11,677	(28,876)
- Depreciation	-	(2,513)	(2,513)
- Impairment charges	(31,031)	-	(31,031)
Balance, December 31, 2019	$33,840	$(10,390)	$23,450
- Vessels' disposals	(33,501)	10,421	(23,080)
- Impairment charges	(339)	-	(339)
- Depreciation	-	(31)	(31)
Balance, December 31, 2020	$-	$-	$-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As at December 31, 2020, the Company’s vessels, having an aggregate net book value of $128,108, have been provided as collateral to secure the loan facilities with Nordea and Piraeus Bank (Note 7).

7.       Long-Term Debt
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2020	Current	Non-current	December 31, 2019	Current	Non-current

Nordea secured term loan	$28,142	$3,740	$24,402	$32,481	$4,340	$28,141
Piraeus Bank secured term loan	29,958	4,171	25,787	-	-	-
less unamortized deferred financing costs	(434)	(143)	(291)	(198)	(58)	(140)
Total debt, net of deferred financing costs	$57,666	$7,768	$49,898	$32,283	$4,282	$28,001

Secured Term Loans: On July 24, 2019, the Company, through Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. (collectively the “Initial Borrowers”), entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea”) for a senior secured term loan facility of up to $33,000 (the “Initial Agreement”), to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”. On December 23, 2019 the Company, through the “Initial Borrowers” and Rongelap Shipping Company Inc. (collectively the “First Amendment Borrowers”), entered into a First Amendment and Restatement Loan Agreement with Nordea for a senior secured term loan facility of up to $47,000, to provide additional finance of $14,000 for the acquisition of the tanker vessel “P. Fos”. On March 20, 2020, the Company, through the “First Amendment Borrowers” and Toka Shipping Company Inc. (collectively the “Second Amendment Borrowers”), signed a Second Amendment and Restatement Loan Agreement with Nordea, which increased the maximum loan amount up to $59,000, to additionally finance the acquisition cost of the vessel “P. Kikuma”, by $12,000. Finally, on December 9, 2020, the Company, entered into a Deed of Release with Nordea, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, as they fully repaid their indebtedness in connection with the loan’s re-finance by Piraeus Bank S.A. (described below). Also, on the same day, the Company entered into a Supplemental Loan Agreement with Nordea, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement. The First and Second Amendment and Restatement Loan Agreements, and the Supplemental Loan Agreement with Nordea included substantially identical terms to the Initial Agreement.
On December 3, 2020, the Company, through Rongelap Shipping Company Inc., Toka Shipping Company Inc. and Arno Shipping Company Inc. (collectively the “Piraeus Bank Borrowers”), entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter.
The Nordea and Piraeus Bank loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 2.75% to 2.85%. Their maturities fall in July and December 2024, respectively, and at each utilization date, arrangement fees of 1.00% were paid. Financing fees for loan amendments that are determined by the Company to be debt modifications are classified as a contra to debt and amortized over the term of the loans using the effective interest method, and unamortized fees relating to the repaid loans which were deemed a debt extinguishment, which amounted to $176 in 2020, were expensed in interest and finance costs in the period the extinguishment was made.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The loans are guaranteed by Performance Shipping Inc., are secured by first priority mortgages over the financed vessels, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2020, and December 31, 2019, the compensating cash balance required under the loan agreements amounted to $9,000 and $7,000 respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at December 31, 2020 and 2019, the Company was in compliance with all of its loan covenants, and has obtained the lenders’ consent for the change of the Company’s major shareholder that took place in 2020.
For 2020, 2019 and 2018, interest expense on long-term debt in connection with the above-described loan agreements amounted to $1,710, $416 and $0, and commitment fees amounted to $6, $55 and $0 and are included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest as of December 31, 2020 and 2019 amounted to $63 and $8, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets. The weighted average interest rate of the Company’s loans for 2020 and 2019, was 3.32% and 4.68%, respectively.
For 2018, interest expense and discount premium amortization in connection with the terminated loan agreement with Addiewell Ltd amounted to $247 and $6,282, respectively, and are included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).
As at December 31, 2020, the maturities of the debt facilities described above, are as follows:
Principal Repayment

Year 1	$7,911
Year 2	7,911
Year 3	7,911
Year 4	34,367
Total	$58,100

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
December 31, 2020
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

(b)  As at December 31, 2020, the tanker vessel “Blue Moon” was operating under a time charter agreement, which is accounted for as per ASC 842 requirements, while the Company’s remaining tanker vessels were on spot voyages, which are accounted for as per ASC 606 requirements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at December 31, 2020, non-cancelable charter contracts, are estimated at $8,565 until December 31, 2021.

(c)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $184 and $190, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2020 and 2019 balance sheets. The monthly rent cost under the existing as of December 31, 2020 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.22 as of December 31, 2020). Rent expense for 2020, 2019 and 2018 amounted to $104, $81 and $61, respectively, and is included in General and administrative expenses of the continuing operations in the accompanying consolidated statements of operations. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as December 31, 2020 as no impairment indicators existed.
The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2020:

Amount
Year 1	$100
Year 2	79
Year 3	21
Total	$200
Less imputed interest	-16
Present value of lease liabilities	$184

Lease liabilities, current	94
Lease liabilities, non- current	90
Present value of lease liabilities	$184

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.     Changes in Capital Accounts
(a) Series B Preferred Stock and Warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or “Kalani”), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B-2 convertible preferred shares were convertible at any time at the option of the holder into common shares based on specific terms of the agreements. On March 24, 2019, the Series B-2 Preferred Warrants that were exercisable for Series B-2 Preferred Shares expired, in accordance with their terms.

In 2018 and 2019, the Company received net equity proceeds, after deducting offering expenses payable by the Company, of $17,413 and $6,452, respectively. In 2018, an aggregate of 17,490 preferred warrants were exercised for the sale of an equal number of preferred shares and in aggregate, 17,529 Series B-2 convertible preferred shares were converted to 1,025,027 common shares, thus leaving 250 Series B convertible preferred shares outstanding as at December 31, 2018. In 2019, an aggregate of 6,470 preferred warrants were exercised for the sale of an equal number of preferred shares and in aggregate, 5,220 Series B convertible preferred shares were converted to 710,051 common shares, thus leaving 1,500 Series B convertible preferred shares outstanding as at December 31, 2019. From January 1, 2020 and up to April 6, 2020, 1,100 Series B convertible preferred shares were converted to 195,215 common shares, thus leaving 400 Series B convertible preferred shares outstanding as at April 6, 2020. On April 6, 2020, the Company’s BOD members approved the re-purchase of the Company’s outstanding Series B-2 Preferred Shares, previously issued to “Kalani”, for a purchase price of $400. Following the BOD approval, the Company entered into an agreement with “Kalani” on April 7, 2020 for the re-purchase of all 400 Series B-2 convertible preferred shares outstanding, paid the purchase price of $400 and consequently cancelled the Series B-2 Preferred Shares.

(b) Series C Preferred Stock: On May 30, 2017, the Company issued 100 shares of its then newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's then outstanding loan, as described in Note 4. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with the common shares of the Company, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. As at December 31, 2019, the 100 Series C Preferred Stock remained outstanding. On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C Preferred Shares, held by Diana Shipping Inc., for a purchase price of $1,500. The Company’s disinterested BOD members had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company. On March 25, 2020, the Company agreed with DSI for the repurchase of the Series C Preferred Shares and on March 26, 2020, the Company paid the agreed purchase price and consequently cancelled the Series C Preferred Shares.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c) Receipt of NASDAQ Notices: On January 15, 2019, the Company announced that it has received written notification from The NASDAQ Stock Market LLC (“NASDAQ”) dated January 10, 2019, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Select Market, the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1). The Company regained compliance on April 4, 2019, and thus cured this deficiency within the prescribed grace period.

On September 11, 2019, the Company announced that it has received written notification from The NASDAQ dated September 6, 2019, indicating the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Select Market, the Company’s applicable grace period to regain compliance was until March 4, 2020. On March 6, 2020 the Company’s securities were transferred to NASDAQ Capital Market and in connection with this, the Company was granted an additional grace period of 180 days, until August 31, 2020, to cure the bid price deficiency. On April 20, 2020, NASDAQ further notified the Company that, due to the unprecedented turmoil in U.S. and world financial markets that Covid-19 outbreak has caused, it filed an immediately effective rule change with the Securities and Exchange Commission for the tolling of the compliance periods of all price-based deficiencies and, as such, it granted the Company additional time until November 16, 2020, to regain compliance. The Company cured its bid price deficiency within the required time period by effecting on November 2, 2020 a reverse stock split on its common stock (see under (d) below).

(d) One-for-Ten Reverse Stock Split: With the intention of complying with NASDAQ’s minimum bid price requirements discussed above, the Company effected as of the opening of trading on November 2, 2020 a one-for-ten reverse stock split of its common shares, which was approved by shareholders at the Company’s 2020 Special Meeting of Shareholders held on October 29, 2020. The number of the Company’s common shares issued and outstanding at that date was reduced from 50,155,299 to 5,015,501. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

(e) Share Repurchase Program: In January 2019, the Company had announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares. The timing and amount of any repurchases would be determined by the Company’s management and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. The Board of Directors’ authorization of the repurchase program was effective immediately and would expire on December 21, 2019. Common shares repurchased as part of this program would be cancelled by the Company. During 2019, no shares had been repurchased under the specific program, which expired on December 21, 2019.

In January 2020, the Company’s Board of Directors further authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares, with identical terms to the former program. During 2020, the Company has repurchased 81,785 common shares of value $656, including expenses, and all common shares repurchased as part of this program were cancelled by the Company. The Board of Directors’ authorization of this program expired on December 21, 2020.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(f) Compensation Cost on Restricted Common Stock: On February 9, 2018, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 55,000 shares. On February 9, 2018, the Company issued 16,170 restricted common shares as an award to the executive management and the non-executive directors, pursuant to the Company’s Board of Directors’ decision of February 9, 2017. The fair value of the award was $380 and the number of shares issued was based on the share closing price of February 9, 2018. One third of the shares vested on February 9, 2018, and the remainder two thirds vested ratably over two years from the issuance date. As at December 31, 2019, 38,830 restricted common shares remained reserved for issuance under the Plan.

On February 15, 2018, the Company's Board of Directors approved a one-time award of restricted common stock, which was proposed by the Company's compensation committee, with an aggregate value of $5,000, to the Company's executive officers and non-executive directors, in recognition of the successful refinancing of the Company's RBS loan in 2017. In this respect, a number of 574,779 restricted shares were issued on February 15, 2019 and their number was defined based on the share closing price of February 15, 2019. One third of the shares vested on the issuance date and the remainder two thirds vest ratably over two years from the issuance date. In 2018, a compensation cost of $1,464 was recognized in connection with the specific award and is included in General and administrative expenses in the accompanying consolidated statements of operations, and in February 2019, upon the issuance of the shares, the respective amount has been reclassified from Other liabilities, non-current to Additional paid-in capital in the accompanying 2019 consolidated balance sheets.

On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020 and the remainder three fourths will vest ratably over three years from the issuance date. As at December 31, 2020, 471,605 restricted common shares remained reserved for issuance under the Plan.

During 2020, 2019 and 2018, aggregate compensation cost on restricted stock amounted to $1,916, $1,791 and $1,587 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2020 and 2019, the total unrecognized compensation cost relating to restricted share awards was $293 and $1,889, respectively.

During 2020, 2019 and 2018, the movement of the restricted stock cost was as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	-	-
Granted	16,170	23.50
Vested	(5,390)	23.50
Forfeited or expired	-	-
Outstanding at December 31, 2018	10,780	$23.50
Granted	574,779	8.70
Vested	(196,983)	9.10
Forfeited or expired	-	-
Outstanding at December 31, 2019	388,576	8.90
Granted	67,225	4.76
Vested	(355,702)	8.74
Forfeited or expired	-	-
Outstanding at December 31, 2020	100,099	$6.71

As at December 31, 2020, the weighted-average period over which the total compensation cost related to non-vested awards, as presented above, is expected to be recognized, is 1.07 years.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

10. Interest and Finance Costs
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	2020	2019	2018
Interest expense on bank debt (Note 7)	$1,710	$416	$-
Amortization of deferred financing costs	325	154	-
Commitment fees and other	54	81	-
Total	$2,089	$651	$-

For 2018, interest and finance costs of $11,520 are included in Net income / (loss) of discontinued operations, as these costs were attributable to loans in connection with the Company’s container vessels (Note 3).

11.  Earnings / (Loss) per Share
All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company's incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For 2020, 2019 and 2018, the Company paid dividends of $502, $0 and $0. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards are used to purchase common shares at the average market price for the period. For 2020, no incremental shares were calculated from the application of the treasury stock method for the restricted shares. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock (Note 9) calculated with the "if converted" method and resulted for 2020 in 70,087 shares. As of December 31, 2019 and 2018, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the preferred convertible stock calculated with the if-converted method.

For 2020, earnings attributable to common equity holders is adjusted by $1,500, being the difference between the fair value of the consideration paid for the re-purchase of the Series C preferred shares (Note 9) and the carrying amount of the shares surrendered. The $1,500 gain from repurchase has been allocated to continuing operations, as it derives from corporate decisions in connection with the restructuring of the Company’s share capital.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	2020		2019		2018
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net income / (loss) from continuing operations	$2,295	$2,295	$(6,743)	$(6,743)	$(7,943)	$(7,943)
plus gain from repurchase of preferred shares	1,500	1,500	-	-	-	-
less income allocated to participating securities	(87)	(87)	-	-	-	-
Net income / (loss) available to common stockholders from continuing operations	3,708	3,708	(6,743)	(6,743)	(7,943)	(7,943)

Net income / (loss) from discontinued operations	1,482	1,482	(25,314)	(25,314)	(44,952)	(44,952)

Total net income / (loss) available to common stockholders	5,190	5,190	(32,057)	(32,057)	(52,895)	(52,895)

Weighted average number of common shares outstanding	4,875,475	4,875,475	2,864,676	2,864,676	945,056	945,056
Effect of dilutive shares	-	70,087	-	-	-	-
Total shares outstanding	4,875,475	4,945,562	2,864,676	2,864,676	945,056	945,056

Earnings / (Loss) per common share, continuing operations	$0.76	$0.75	$(2.35)	$(2.35)	$(8.40)	$(8.40)

Earnings / (Loss) per common share, discontinued operations	$0.30	$0.30	$(8.84)	$(8.84)	$(47.57)	$(47.57)

Earnings / (Loss) per common share, total	$1.06	$1.05	$(11.19)	$(11.19)	$(55.97)	$(55.97)

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2020
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
Based on the trading and ownership of its stock, the Company believes that it satisfied the Publicly-Traded Test for its 2020 taxable year and intends to take this position on its 2020 U.S. federal income tax returns.  Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2020.
13. Financial Instruments and Fair Value Disclosures
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

14.      Subsequent Events
(a) Issuance of Stock Options: On January 1, 2021, the Company granted to an officer of the Company stock options to purchase 120,000 of the Company’s common shares as a remuneration which can be realized only when the stock price increases for the purpose of encouraging the commitment to corporate value expansion.  The stock options are exercisable at a price range between $10.0 and $30.0 per share, for a term of five years. The terms of the stock options granted are in accordance with the Company’s Equity Incentive Plan.