Form 20-F
period 2021-12-31
Performance Shipping Inc.
filed 2022-03-11
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from _________________ to _________________

Commission file number 001-35025

PERFORMANCE SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Performance Shipping Inc.
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Andreas Michalopoulos, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-216-600-2400, Fax: + 30-216-600-2599, E-mail: amichalopoulos@pshipping.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value, including the Preferred stock purchase rights	“PSHG”	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, there were 5,082,726 shares of the registrant’s common stock outstanding.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” and “the Company” all refer to Performance Shipping Inc. and its subsidiaries, unless the context requires otherwise.

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information – D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing and changes to our financial condition and liquidity, including our ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, our ability to continue as a going concern, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, the market for our vessels, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of the discontinuance of LIBOR on interest rates of our debt that reference LIBOR, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our common shares, our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

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

PART I

Item 1.	Identity of Directors, Senior Management, and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Industry Specific Risk Factors

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

•	An increase in operating costs could adversely affect our cash flows and financial condition.
•	Rising fuel prices may adversely affect our profits.
•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	We, or our in-house managers, may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business. In addition, labor interruptions could disrupt our business
•
We operate our vessels worldwide and, as a result, our vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.

•	International hostilities and terrorist attacks could affect our results of operations and financial condition.
•	Outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-19, and governmental responses thereto, could adversely affect our business.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our business, reputation and the market for our common stock.

•	We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.
•	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our tanker vessels may lead to governmental claims against us.

•	Maritime claimants could arrest or attach our tanker vessels, which would interrupt our business or have a negative effect on our cash flows.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Company Specific Risk Factors

•
The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.

•	We are currently subject to litigation, and we may be subject to similar or other litigation in the future.
•	Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our tanker vessels, for which we will face substantial competition.
•	The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
•	Our purchasing and operating secondhand vessels, and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
•	There is a lack of historical operating history provided with our secondhand vessel acquisitions, and profitable operation of the vessels will depend on our skill and expertise.
•	Technical innovation and technical quality and efficiency requirements from our customers could reduce our charter hire income and the value of our tanker vessels.
•
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

•	Our ability to obtain debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
•	We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
•
Aliki Paliou, the Chairperson of the Board, has the right and has expressed the intention to acquire a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

•
Our Chief Financial Officer participates in business activities not associated with us, and does not devote all of his time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

•	We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
•
We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

•
If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

•	We may have to pay tax on United States source income, which would reduce our earnings.
•	We may be treated as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.
•	We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	A cyber-attack could materially disrupt our business.
•	If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or to effectively manage our growth.
•	The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our tanker vessels.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•
Increasing scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker vessel market, which would negatively affect our financial condition and our ability to expand our business.

•	Regulations relating to ballast water discharge came into effect during September 2019 and may adversely affect our revenues and profitability.
•	Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.
•	Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

Risks Relating to our Common Shares

•	The market price of our common shares is subject to significant fluctuations. Further, there is no guarantee of a continuing public market for you to resell our common shares.
•	Future sales of our common stock, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common stock to decline.
•
As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

•
Our Series B Preferred Shares are convertible under certain circumstances into preferred shares with superior voting rights, which may limit the ability of our common shareholders to control or influence corporate matters, and the interests of the holders of such shares could conflict with the interests of common shareholders.

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
•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the ten year period from 2012 through 2021, time charter equivalent, or TCE, spot rates for an Aframax tanker trading between Curacao and Texas City fluctuated between $3,331 to $59,490 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

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

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	government subsidies of shipbuilding;

•	construction or expansion of new or existing pipelines or railways;

•	weather and natural disasters;

•	economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;

•	developments in international trade, including those relating to the imposition of tariffs;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and

•	international sanctions, embargoes, import and export restrictions, nationalizations, and wars or other conflicts, including the conflict in Ukraine.

The factors that influence the supply of tanker vessel capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and availability of shipyards to deliver vessels;

•	vessel casualties;

•	the recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;

•	conversion of tanker vessels to other uses;

•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;

•	availability of financing for new vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnages;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion and weather delays; and

•	sanctions (in particular, sanctions on Russia, Iran and Venezuela, amongst others).

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

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to the broad impacts of the COVID-19 pandemic (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue.Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk, and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

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

This conflict in Ukraine has disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. Apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to currently trade above $100 per barrel. The ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the tanker market and the world economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such uncertainty and resulting volatility could adversely affect our ability to secure financing and as a result adversely affect our business, financial condition, results of operation and cash flows.

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

In China, a transformation of the Chinese economy continues to be underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we expect challenges with the Chinese economy maintaining high levels of GDP growth rates in the near term. The annual year-over-year growth rate of China’s GDP was expected to be around 8.1% for the year ending December 31, 2021, as compared to 2.3% for the year ending December 31, 2020. Furthermore, there is a continuing threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China and other countries came to a quick halt in early 2020. The outbreak of COVID-19 initially had a very negative development for the Chinese economy and led to an economic contraction. While the Chinese economy has since recovered and is growing, we cannot assure you that the Chinese economy will not contract in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows, and financial position.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. For example, in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

Prospective investors should consider the potential impact, uncertainty, and risk associated with the developments in the wider global economy. A further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows, and financial position.

Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.

Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2021 we did not recognize any impairment losses,  and in 2020 and 2019, we recognized $0.34 million and $31.6 million of impairment charges, for one and three of our container vessels, respectively.

Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years, the value of a ten year old Aframax tanker has fluctuated widely within a range of $17.0 million to $31.0 million.

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply, and demand for crude oil and natural gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and natural gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  In April 2020, the crude oil price fell to under $27.00 per barrel  (the lowest price over the past ten years) following OPEC’s inability to reach an agreement in respect of oil production cuts. However, fuel may become much more expensive in the future as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. Over the past ten years, the price of crude oil has fluctuated widely within a range of $26.6 to $125.5 per barrel. An increase in oil prices in the future may reduce the profitability of our business. Other future regulations may have a similar impact.

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

We operate our vessels worldwide, and as a result, our vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.

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

International hostilities and terrorist attacks could affect our results of operations and financial condition.

Continuing conflicts and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as between Russia and Ukraine, China and Taiwan, or the U.S. and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. The recent escalation of conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the tanker market. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could, in turn, adversely impact our business and operations.

Outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-19, and governmental responses thereto, could adversely affect our business.

Since the beginning of the calendar year 2021, the outbreak of COVID-19 has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, lockdown measures, and other emergency public health measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis, or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate further, and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have, and may continue to have, a number of adverse consequences for the tanker vessel sector, including, among other things:

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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021 and up to the date of this annual report, vessel operators experienced and may continue to experience disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessel and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessel and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We expect to incur increased expenses due to incremental fuel consumption and days in which our vessel and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a more difficult environment in which to dispose of vessels, given the difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages, and restrictions on travel. We believe these disruptions, along with other seasonal factors, including lower demand for some of the cargoes we carry, such as crude oil and refined petroleum products, have contributed to lower tanker charter rates during 2021 and up to the date of this annual report.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being while ensuring that their operations continue undisrupted and, at the same time, adapting to new ways of operating. As such, employees are encouraged or even required to operate remotely, which significantly increases the risk of cybersecurity attacks.

While it is not possible to fully assess the overall impact that COVID-19 has had and will have on our financial condition and operations and on the tanker sector in general, we assess that tanker charter rates have been reduced significantly as a result of COVID-19 and that the tanker industry in general, and we specifically, are likely to continue to be exposed to volatility in the near term.

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

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the continued availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time, and therefore, we cannot predict the impact it may have on our future operations, which impact could be material and adverse.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, in the Gulf of Aden off the coast of Somalia, Sulu Sea and Celebes Sea, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly, and such insurance coverage may be more difficult to obtain. In addition, crew costs due to employing onboard security guards could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common stock.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2021, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and without our consent.  If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. Current or future counterparties of ours may be affiliated with persons or entities that are or may be, in the future, the subject of sanctions imposed by the governments of the U.S., European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could, in turn, negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels may be chartered to Chinese customers, and from time to time, on our charterers’ instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well-publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse impact on our business, financial condition and results of operations.

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

In addition, in some jurisdictions, such as South Africa, under the “sister-ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister-ship” liability against one vessel in our fleet for claims relating to another of our ships.

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

The market values of our vessels are related to prevailing charter rates. While the market values of vessels and the charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effects of charter rates on market values of ships can vary. The market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors, including:

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

The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2021, we had $50.2 million outstanding under our loan facilities and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facilities could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or if a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.

We, and our former Chief Executive Officer, are defendants in a purported class action lawsuit pending in the U.S. District Court for the Eastern District of New York. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended.

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

The process of obtaining new charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

We expect substantial competition for providing tanker vessel transportation services from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to attract new customers or secure charters at profitable charter rates, if at all, which will impede our operating results, financial condition, and growth.

Furthermore, if our vessels become available for employment under new charters during periods when charter rates are at depressed levels, we may have to employ our tanker vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Generally, we intend to selectively employ our vessels in the spot market under short to medium term time charters or voyage charters, and pool arrangements, which exposes us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping market and the overall financial condition of the counterparty. From time to time, we may enter into agreements to acquire vessels, and if the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business.

In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine or the resulting sanctions, which could adversely affect their ability to perform. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Technical innovation and technical quality and efficiency requirements from our customers could reduce our charter hire income and the value of our tanker vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, the Chairperson of the Board, Aliki Paliou, and our Chief Executive Officer, Director and Secretary, Andreas Michalopoulos. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations, and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

Aliki Paliou, the Chairperson of the Board, has the right and has expressed the intention to acquire a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

As of the date of this report, Aliki Paliou, our Chairperson, may be deemed to beneficially own 657,396 shares of our Series B Convertible Cumulative Perpetual Preferred Stock (“Series B Preferred Shares”) through Mango Shipping Corp. (“Mango Shipping”), which has indicated to the Company that it intends to exercise its right pursuant to the terms of the Series B Preferred Shares to convert its Series B Preferred Shares into shares of Series C Convertible Cumulative Perpetual Preferred Stock  (“Series C Preferred Shares”), during the conversion period for the Series B Preferred Shares, which will begin no earlier than February 3, 2023.  Upon issuance, our Series C Preferred Shares will bear superior voting rights to our common shares and will be entitled to vote on all matters on which our shareholders are entitled to vote, and further are convertible into our common shares under certain conditions. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares and the Series C Preferred Shares, which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association.” Assuming Mango Shipping converts all its Series B Preferred Shares into Series C Preferred Shares (and assuming that no other Series B Preferred Shares are converted and there are no other changes to our capitalization or Aliki Paliou’s beneficial ownership of our shares and no adjustments to the conversion price of the Series C Preferred Shares), Aliki Paliou will control 96.1% of the vote over any matter submitted to a vote of our shareholders.

Therefore, Aliki Paliou has the right and has expressed an intention to acquire the power to exert considerable influence over our actions and to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Aliki Paliou may be different from your interests. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the potential concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders. Similarly, this potential concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership. Aliki Paliou is married to Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary.

Our Chief Financial Officer participates in business activities not associated with us, and does not devote all of his time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

Anthony Argyropoulos, our Chief Financial Officer, participates in business activities not associated with us, and as a result, may devote less time to us than if he was not engaged in other business activities. This may create conflicts of interest in matters involving or affecting us and our customers, and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if such volatility were to occur in the future, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect the amount of interest payable on our debt which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

 On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. As a result, lenders have insisted on fallback provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with successor benchmark rates, such as their cost-of-funds rate. Certain of our existing financing arrangements include fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties. We are continuing to evaluate the impact of LIBOR discontinuation on us. While we cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on our debt could be subject to volatility and our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2021 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

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

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Currently, none of our vessels are equipped with scrubbers, and as of January 1, 2020, we have transitioned to burning IMO compliant fuels.  We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2021 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.

Furthermore, although as of the date of this annual report, over two years has passed since the IMO 2020 Regulations became effective, it is uncertain how the availability of high-sulfur fuel around the world will be affected by the implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than-anticipated difference in the costs between the two types of fuel, may cause us to fail to recognize anticipated benefits from installing scrubbers.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives, or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engines, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

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

Increasing scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards on or after September 8, 2017. We currently have one (1)  tanker vessel that has to install a ballast water management system or otherwise meet the D-2 (discharge) standard during their renewal survey linked to the ship’s International Oil Pollution Prevention Certificate after 8 September 2019, where costs of compliance may be substantial and adversely affect our revenues and profitability.

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

In addition, changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums, or reduced or restricted coverage for losses caused by terrorist acts generally.

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

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $31.0 million in 2020 to a low level of $17.0 million in 2012. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that our vessels’ current aggregate market value will be in excess of loan to value amounts required under our credit facility. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2021, and as of the date of this annual report.

A decrease in vessel values could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

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

The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	the failure of securities analysts to publish research about us, or analysts to make appropriate changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions, or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist or piracy acts;

•	unforeseen events, such as natural disasters or pandemics (including the ongoing COVID-19 pandemic);

•	future sales of our common shares or other securities; and

•	investors’ perception of us and the international tanker vessel sector.

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

Future sales of our common stock, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 2,438,477 shares were issued and outstanding as of the date of this annual report.

As of the date of this report, 793,657 of our Series B Preferred Shares are currently issued and outstanding. Each Series B Preferred Share is convertible, subject to payment of a conversion price of $7.50 per Series B Preferred Share converted, into two Series C Preferred Shares, with a liquidation preference of $25.00 per share, during the conversion period for the Series B Preferred Shares, which will begin no earlier than February 3, 2023. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares equal to the Series C Preferred Share liquidation preference of $25.00 divided by a conversion price equal to $5.50 (as adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price will also be adjusted to equal the lowest price at which common shares are sold by us in any registered offering following the original issuance of our Series B Preferred Shares, provided that such adjusted conversion price shall not be less than $0.50. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares and the Series C Preferred Shares which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3.D Risk Factors—Aliki Paliou, one of our directors, has the right and has expressed the intention to acquire a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

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

Our Series B Preferred Shares are convertible under certain circumstances into preferred shares with superior voting rights, which may limit the ability of our common shareholders to control or influence corporate matters, and the interests of the holders of such shares could conflict with the interests of common shareholders.

As of the date of this report, 793,657 of our Series B Preferred Shares are currently issued and outstanding. Each Series B Preferred Share is convertible, subject to payment of a conversion price of $7.50 per Series B Preferred Share converted, into two Series C Preferred Shares during the conversion period for the Series B Preferred Shares, which will begin no earlier than February 3, 2023. Upon issuance, our Series C Preferred Shares will bear superior voting rights to our common shares and will be entitled to vote on all matters on which our shareholders are entitled to vote, and further are convertible into our common shares under certain conditions. Assuming all Series B Preferred Shares are converted into Series C Preferred Shares (and assuming no other changes to our capitalization and no adjustments to the conversion price of the Series C Preferred Shares), holders of our Series C Preferred Shares will control 96.7% of the vote over any matter submitted to a vote of our shareholders. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares and the Series C Preferred Shares which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3.D Risk Factors—Aliki Paliou, one of our directors, has the right and has expressed the intention to acquire a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

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

Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend to our common shareholders. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments on common shares in the future. If declared, the quarterly dividend is expected to be paid each February, May, August and November and will be equal to available cash from operations during the previous quarter after cash payments for debt repayment, interest expense and dividends to holders of our Series B Preferred Shares and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

In accordance with our dividend policy, and taking into account the above-listed factors, we expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Our bank facilities currently require us to maintain minimum liquidity of $5.0 million.  Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves - and less maintenance reserves for our fleet and less cash dividends to holders of our Series B Preferred Shares, if any. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization, our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel.

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments on common shares, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, dividend obligations to holders of our Series B Preferred Shares, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

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

The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above.

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

Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common stock upon our liquidation, may adversely affect the market value of our common stock.

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

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece and our significant subsidiaries are organized in the Republic of the Marshall Islands. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we remain as an entity organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

In addition, we have entered into a stockholders’ rights agreement, dated December 20, 2021, or the Stockholders’ Rights Agreement, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our Stockholders’ Rights Agreement, could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may adversely affect the value of our securities, if any, and the ability of our shareholders to realize any potential change of control premium.

Item 4.	Information on the Company

A.	History and Development of the Company

Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly-owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly-owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC and amended to change the name of the company to Performance Shipping USA LLC as of November 20, 2020, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. The address of our Internet site is http://www.pshipping.com/.

Business Development and Capital Expenditures and Divestitures

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

In June and November 2019, under two separate transactions, we acquired the entities Taburao Shipping Company Inc., Tarawa Shipping Company Inc., and Rongelap Shipping Company Inc., which were affiliated with our Chairman until February 2022 and former Chief Executive Officer, Symeon Palios, for an aggregate purchase price of $21.0 million. Prior to their acquisition by us, each of the three newly-acquired entities had signed contracts to purchase one Aframax tanker vessel each, the Blue Moon, the Briolette, and the P. Fos from unaffiliated third-party sellers for a purchase price of $30.0 million, $30.0 million and $26.0 million respectively, and had paid advance deposits of $8.0 million, $2.0 million and $11.0 million, respectively, in connection therewith. In exchange for the acquisition of the aforementioned entities, we agreed to pay a price equal to the aggregate deposits previously paid to the vessels’ sellers. We paid the $21.0 million aggregate purchase price for the previously signed contracts of the Blue Moon, the Briolette, and the P. Fos in our common shares. Both transactions, which were unanimously approved by the disinterested members of our board of directors, resulted in the issuance of an aggregate number of 2,170,947 of our common shares during 2019.

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

Also, in January 2020, we announced that our board of directors authorized a share repurchase program to purchase up to an aggregate of $6.0 million of our common shares. The timing and amount of the repurchases would be determined by our management team and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. From the program’s inception on January 29, 2020, and until the program expired on December 21, 2020, we repurchased 81,785 common shares of value $0.7 million, net of expenses. We canceled all common shares repurchased as part of this program.

Also, in January 2020, we contracted to sell to unaffiliated parties the container vessel  Rotterdam for a gross sale price of $18.5 million. The vessel was delivered to her new owners on April 1, 2020.

In February 2020, we contracted to acquire, from unaffiliated parties, the tanker vessel P. Kikuma (ex FSL Shanghai) for a gross sale price of $26.0 million. The vessel was delivered to us on March 30, 2020, and we funded its acquisition cost with cash on hand and bank financing – see below.

In February 2020, the election of Andreas Michalopoulos as Class I Director of the Company was approved by the requisite vote at our 2020 Annual General Meeting of Shareholders, or the 2020 Annual Meeting. Also effective as of the date of the 2020 Annual Meeting, Anastasios Margaronis, Nikolaos Petmezas, and Ioannis Zafirakis resigned from our board of directors due to other business commitments. Our board of directors appointed Christos Glavanis and Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Anastasios Margaronis and Nikolaos Petmezas. Christos Glavanis was also appointed as Chairman of the Compensation Committee. Finally, also effective February 28, 2020, Anastasios Margaronis resigned from his position as our President, Ioannis Zafirakis resigned as our Chief Strategy Officer and Secretary, and Semiramis Paliou resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. On the same date, Andreas. Michalopoulos was appointed to replace Ioannis Zafirakis as Secretary. From October 31, 2019, to October 2020, Andreas Michalopoulos held the position of Deputy Chief Executive Officer. In October 2020, we announced that our board of directors appointed Andreas Michalopoulos to the position of Chief Executive Officer following the retirement of Symeon Palios from that position. Our board of directors also appointed Anthony Argyropoulos to the position of Chief Financial Officer of the Company, succeeding Andreas Michalopoulos in that capacity.

On March 1, 2020, we terminated early our Brokerage Agreement with Steamship Shipbroking Enterprises Inc., which was originally due to expire on March 31, 2020, at no cost.

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

On March 30, 2020, our ticker symbol on Nasdaq changed from “DCIX” to “PSHG.”

In April 2020, we entered into an agreement with Kalani Investments Limited, or Kalani, an entity not affiliated with us, and re-purchased all 400 outstanding Series B-2 convertible preferred shares, issued to Kalani in March 2017, for a purchase price of $0.4 million. We canceled these shares upon the conclusion of the transaction.

In August 2020, we sold the container vessel Domingo to an unrelated party, for a sale price of $5.6 million, net of commissions. The vessel was delivered to her new owners in August 2020. At that point in time, we evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as being positive. Furthermore, we determined that our decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and that the disposal of all of our container vessels constituted a disposal of an entity’s segment, that will have a major effect on our operations and financial results.

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

In December 2020, we entered into an agreement for a new amortizing term loan facility of up to $31.5 million with Piraeus Bank S.A. (“Piraeus”) through three of our separate wholly-owned subsidiaries. Proceeds from the facility were used to refinance outstanding indebtedness relating to P. Fos and P. Kikuma under an existing term loan facility f with Nordea Bank Abp, filial i Norge, and to partially finance our acquisition of P. Yanbu. Also, in December 2020, we entered into a supplemental loan agreement with Nordea to amend certain terms of our existing loan agreement. For additional information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”

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

On February 25, 2021, the re-election of Aliki Paliou and Reidar Brekke as Class II Directors was approved by the requisite vote at our 2021 Annual Meeting.

On March 5, 2021, we entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which we may offer and sell, from time to time, up to an aggregate of $5.9 million of our common shares. During 2022, and as of the date of this report, we have sold 190,363 common shares pursuant to this agreement at an average price of $2.92 per share, for net proceeds of $542 thousand after payment of commissions and fees in the amount of $14 thousand.

In November 2021, we sold to a subsidiary of Diana Shipping Inc. our co-owned indivisible share in a plot of land, located in Athens, Greece, for a purchase price of Euro 1,100,000 (or $1.2 million based on a $1.13 Euro/USD exchange rate). In connection with this sale, we recorded a gain, net of $0.2 million taxes and expenses, of $0.1 million, which is presented as Gain from property sale in the consolidated statement of operations.

On December 20, 2021, we entered into a Stockholders’ Rights Agreement dated as of December 20, 2021, between the Company and Computershare Inc., as rights agent, and our board of directors authorized and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record as of the close of business on December 30, 2021. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $50.00 per one one-thousandth of a preferred share, subject to adjustment. For additional information, please see “Item 10. Additional Information—B. Memorandum and Articles of Association —Stockholders’ Rights Agreement.”

On December 21, 2021, we offered to exchange up to 4,066,181 of our then issued and outstanding common shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 and liquidation preference $25.00 (the “Series B Preferred Shares”) at a ratio of 0.28 Series B Preferred Shares for each common share. The offer expired on January 27, 2022 and a total of 2,834,612 common shares were validly tendered and accepted for exchange in the offer, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 are beneficially owned by Aliki Paliou, 28,171 are beneficially owned by Andreas Michalopoulos and 29,510 in aggregate are beneficially owned by the resigned board members.

On February 28, 2022, the election of Loïsa Ranunkel as a Class I Director and elections of Alex Papageorgiou and Mihalis Boutaris as Class III Directors were approved by the requisite vote at our 2022 Annual Meeting. Symeon Palios, Giannakis (John) Evangelou and Christos Glavanis did not stand for re-election. Effective February 28, 2022, Antonios Karavias and Reidar Brekke resigned from our board of directors, the size of our board of directors decreased from seven to five members, and Aliki Paliou was appointed as Chairperson of our board of directors.

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp., an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The facility, which is repayable in one year from the date of the agreement, will be utilized in advances at our request and will bear interest of 9.0% per annum and commitment fees of 3.0% per annum on any undrawn amount. Arrangement fees of $0.2 million are payable on the date of the agreement. As of the date of this annual report, $3.2 million have been drawn under the credit facility.

B.	Business Overview

We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our fleet consists of five Aframax tanker vessels, with a combined carrying capacity of 546,094 DWT and a weighted average age of approximately 12.5 years. At our inception in January 2010, our business was focused on the ownership of container vessels and we have since gradually transitioned to a purely tanker fleet, completing our exit from the containership sector in August 2020.

During 2021, 2020, and 2019, fleetwide, we had a fleet utilization (including ballast leg) of 85.5%, 89.7%, and 93.8%, respectively, our vessels achieved a daily time charter equivalent rate of $9,963, $18,745, and $15,435, respectively, and we generated voyage and time charter revenues from our container and tanker vessels of $36.5 million, $46.3 million, and $26.8 million, respectively.

Our tankers fleet (continuing operations), during 2021, 2020, and 2019, had a fleet utilization (including ballast leg) of 85.5%, 88.1% and 84.6% respectively, achieved a daily time charter equivalent rate of $9,963, $20,228, and $20,431 respectively, and generated voyage and time charter revenues of $36.5 million, $42.0 million, and $6.3 million, respectively.

During 2020, and 2019, our container vessels (discontinued operations) had a fleet utilization of  96.6%, and 95.1%, respectively, achieved a daily time charter equivalent rate of  $12,500, and $14,727, respectively, and generated time charter revenues of $4.2 million, and $20.6 million, respectively.

Set forth below is summary information concerning our fleet as of March 10, 2022.

Vessel	Gross Rate (USD Per Day)	Commission(1)	Charterers	Delivery Date to Charterers	Redelivery Date to Owners(2)
BUILT CAPACITY
Aframax Tanker Vessels
BLUE MOON (ex Maersk Jeddah)	Spot	-	-	-	- - -
2011 104,623DWT
BRIOLETTE (ex Maersk Jamnagar)	Pool	-	-	-	- - -
2011 104,588DWT
P. FOS (ex Virgo Sun)	Pool	-	-	-	- - -
2007 115,577DWT
P. KIKUMA (ex FSL Shanghai)	Spot	-	-	-	- - -
2007 115,915DWT
P. YANBU (ex Kalamas)	Pool	-	-	-	- - -
2011 105,391DWT
(1) Total commission paid to third parties.
(2) Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

Management of Our Fleet

The business of Performance Shipping Inc. is the ownership of vessels. Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets. The day-to-day commercial and technical management of our fleet, as well as the provision of administrative services relating to our fleet’s operations, have been carried out since March 1, 2013, by UOT, our in-house fleet manager. Pursuant to an Administrative Services Agreement, we pay UOT a fixed monthly administrative fee of $10,000 in exchange for providing us with accounting, administrative, financial reporting, and other services necessary for the operation of our business. In addition, in exchange for providing us with day-to-day commercial and technical services, we pay UOT a commission of 2.00% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation, and a fixed monthly fee of $7,500 for laid-up vessels, if any. For as long as part of the management services were assigned to third-party managers (see below), we paid to UOT a reduced monthly management fee in the range of $1,000 to $5,000, and a commission of 1.00% or 2.00% of our gross revenues, depending on the level of involvement of the third-party managers. Furthermore, for as long as our vessels are chartered under pool arrangements, UOT receives no commission on the vessels’ gross revenues. All management fees and commissions payable to UOT are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

In August 2019, upon delivery of the tanker vessel Blue Moon, we appointed Maersk Tankers A/S (“Maersk Tankers”), an unaffiliated entity, to provide day-to-day commercial and technical management services for the vessel on a temporary basis. The day-to-day commercial and technical services provided to the vessel Blue Moon were terminated in December 2019 and February 2020, respectively. In November 2019, upon delivery of the tanker vessel Briolette, we appointed Maersk Tankers to provide technical management services for the vessel on a temporary basis. For as long as Maersk Tankers were providing commercial management services to the vessel Blue Moon, they received a daily fee of $275 per vessel plus 1.25% commission on the vessel’s gross income. For the technical management services that Maersk Tankers provided to the vessel Blue Moon until February 2020, and for the technical management fees they provided to Briolette until August 2020, they received a daily fee of $570 per vessel. Following the termination of these management agreements with Maersk, UOT was appointed to provide these services for the fees and commissions described above.

In late December 2019, UOT appointed Diana Wilhelmsen Management Limited (“DWM”), to provide management services to our former container vessels,  Rotterdam and Domingo. DWM was an affiliated entity to us until February 2020. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For the technical management services, we paid DWM a fixed management fee of $9,000 per month. DWM provided commercial management services to two of our former container vessels until March 1, 2020, for a fixed fee of $5,000 per month and 1.00% commissions on the vessels’ gross income, and on March 1, 2020, the commercial agreements were terminated. Upon termination of the commercial management services by DWM and through the vessels’ disposals in April and August 2020, UOT was appointed to provide these services to our former container vessels for the fees and commissions described above. Upon the vessels’ sales, the technical management agreements with DWM were also terminated.

Business Strategy

Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:

Fleet

Modern, High Specification Fleet. We intend to operate a fleet of modern, high specification tanker vessels that include high cargo-carrying capacity and competitive fuel efficiency. We believe these features will be commercially attractive to charterers because the high specifications will result in cost-effective vessels with increased flexibility, and we expect these factors will, in turn, maximize our vessels’ utilization rates. We believe that owning a versatile, modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver, and enables us to secure employment with high-quality counterparties. As we grow our fleet, we intend to continue acquiring secondhand vessels built in well-established shipyards in South Korea, Japan, and China with high specifications and fuel efficiency standards.

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

Continuous Fleet Renewal. We are focused on renewing our fleet as our vessels age. We plan to acquire younger vessels as we dispose of our older ones to continuously renew and replace our fleet. We expect that this will, in part, be funded through our mandatory debt repayments and replacement reserves and will enable us to maintain a fleet of modern, high-specification secondhand tankers.

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

Commercial

Spot Market Focus. Our commercial policy is focused mainly on voyage charters and short-term time charters of less than 12 months and, in some cases, medium-term charters of less than 36 months to provide our shareholders with exposure to cyclical fluctuations in charter rates. When available, we will also consider entering time charters with a fixed floor rate and profit-sharing participation in the spot market. Our spot market focus should allow us and our shareholders to realize the benefits from rising charter rates. Still, the spot market is very volatile, and our strategy will also expose us and our shareholders to periods when spot rates decline below the cash breakeven level of our fleet. In line with our strategy, our current fleet of tankers operate primarily under voyage charters and through pool arrangements that enhance our spot market exposure and enable us to achieve economies of scale, obtain increased cargo, better flow of information and greater vessel utilization.

Established Commercial Relationships. We expect to capitalize on our commercial and technical management team’s long-standing relationships with leading charterers such as multinational oil companies, including Shell, BP, Total, Statoil, Exxon, and Lukoil; international oil traders, including Glencore, Vitol and Trafigura; refiners, including Valero and Reliance. We believe that our experienced management team will assist us in securing employment for our vessels and will provide us with an established and diverse customer base in both western and eastern geographical basins. Following their delivery to us, we expect all our vessels to be acceptable for business by one or more major oil companies, oil traders, and refineries based on their inspections of our vessels and their review of our operational procedures.

Financial

Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that having a level of indebtedness upon its incurrence that is at or below our target will allow us to operate in adverse market conditions. On December 31, 2021, our outstanding debt was $50.2 million, we held approximately $9.6 million in cash, and our ratio of net debt to the value of our fleet was approximately 35%. We expect that as we grow our fleet, our net debt upon its incurrence will gradually fall below our target.

Equity Capital Reliance. We expect to partially rely on follow-on offerings of shares of our common stock to fund the acquisition of additional secondhand tanker vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. We expect the issuance of shares of our common stock to grow our fleet will increase our market capitalization and the trading activity for the shares of our common stock, but there can be no assurances that such increases will materialize. In addition, our reliance on follow-on offerings of our shares of common stock may significantly dilute existing shareholders.

Variable Cash Dividends. Pursuant to our dividend policy, when our cash on hand is above a certain threshold, we intend to declare and pay a variable quarterly dividend to our shareholders each February, May, August and November from available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled dry dockings, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our board of directors may from time to time determine are required. Our quarterly dividends on common stock, if any, will vary significantly from quarter to quarter because of variations in our operating performance, which is mainly driven by fluctuations in spot charter rates for tanker vessels. We cannot assure you that we will generate sufficient cash flow for dividends in any quarter, and so we may not declare and pay any dividends to our shareholders in certain quarters. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Governance

In-House Management. We wholly own, directly or indirectly, the subsidiaries that own the vessels comprising our fleet. Our executive management team’s responsibilities include working to ensure the implementation of our business strategy, general corporate oversight, interfacing with financial markets, and supervising the day-to-day commercial and technical management teams. The day-to-day commercial and technical management of our fleet, and the provision of administrative services relating to the fleet’s operations, is carried out by our wholly-owned subsidiary company, UOT, our fleet manager. For accounting and administrative purposes only, in exchange for providing us with commercial and technical services, we pay UOT certain fees and commissions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

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

Our Customers

Our customers include national, regional, and international companies, such as Aramco Trading Company, Dhahran, Saudi Arabia, BP Singapore PTE LTD, Reliance Industries Limited, Nayara Energy Limited, Trafigura. In 2021, two of our charterers accounted for 43% of our revenues: Aramco Trading Company, Dhahran, Saudi Arabia (26%) and Vitol (17%). During 2020, the charterer Aramco Trading Company, Dhahran, Saudi Arabia accounted for 20% of our revenues. During 2019, five of our charterers accounted for 81% of our revenues: Wan Hai Lines (Singapore) Pte. Ltd (31%), Hyundai Merchant Marine Co Ltd., (11%), CMA CGM (16%), Orient Overseas Container Line Ltd (10%), and Lukoil Asia Pacific (13%). We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels’ employment.

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

Pool Charter: In this charter type, the vessel’s owner earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled rigorous inspections. These entities include the local port authorities (applicable national authorities such as the Ports State Controls (PSC) or United States Coast Guard (“USCG”), harbormaster or equivalent), classification societies, flag state administrations (countries of registry), and particularly the charterers through the SIRE inspection regime and terminal inspections. SIRE inspection program stands for Ship Inspection Report and is a comprehensive, worldwide inspection regime utilizing inspectors with common training and oversight to inspect oil tankers, chemical tankers, and gas carriers, based on a standardized set of questions and requirements known as the SIRE Vessel Inspection Questionnaire. Certain of these entities require us to obtain permits, licenses, certificates, and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms. MARPOL applies to vessels of any type, operating in the marine environment, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone-depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard ships. Effective January 1, 2020, there has been a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and relating to the sampling and testing of onboard fuel oil, will become effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content over 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and the United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted, which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters, and the Norwegian Sea), came into effect in January 2021.

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

As of January 1, 2013, MARPOL made certain measures mandatory relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy-efficient than those built-in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI will enter into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, to reduce the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, under different values set for ship types and categories. Concerning the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements will come into effect from January 1, 2023. Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include a methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before January 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029.

Pursuant to the IMO’s short-term targets for the reduction of greenhouse gas emissions in the shipping industry by 2030, we may incur costs to comply with these revised standards. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows, and financial condition.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The company’s technical management team has developed a functional Management System (MS), conforming to ISM Code requirements, which includes a safety and environmental protection policy, safe operating procedures, defined levels of authority, procedures for internal audits, etc. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate is renewed as required.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, come into effect in June 2022.

The IMO has also adopted the International Convention on Standards of Training, Certification, and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and have a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and the United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by shipowners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved per IMO Guidelines (Regulation D-3). Under the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved per BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS will become effective in 2022.

Although mid-ocean ballast exchange or ballast water treatment is not yet mandated by many countries, the cost of compliance could increase for ocean carriers and may have a material effect on our operations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated per the LLMC). Concerning non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either based on fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service, or before an International Anti-fouling System Certificate is issued for the first time and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which includes controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023.

All of our vessels have obtained Anti-fouling System Certificates per the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels has a valid Safety Management Certificate (SMC) per ISM Code, a document issued to the vessel which signifies that the Company and its shipboard management operate under the approved Management System. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions, or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical miles exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally, and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

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
(v)	lost profits or impairment of earning capacity due to injury, destruction, or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). Also, effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God, or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

OPA specifically permits individual states to impose their own liability regimes concerning oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company’s Management System details all the important operational practices, guidelines, and procedures that are to be followed to ensure compliance with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance for $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

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

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations, which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019, and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed before the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and the U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. In November 2021, the EPA and U.S. Army Corps of Engineers announced the signing of a proposed rule to revise the definition of WOTUS, which proposes to put back into place the pre-2015 definition.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA publishes standards and the corresponding U.S. Coast Guard regulations are finalized. Non-military non-recreational vessels at least 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

Compliance with the EPA, U.S Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence, and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2023 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2023 to 2025. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from the year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the summer of 2022.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy-efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, to facilitate early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by the type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species, and habitats) based on the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). Concerning specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

 In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net-zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. The Company’s Management System establishes working and living standards for all seafarers working onboard that exceed MLC 2006 requirements. All our vessels have been issued the MLC Certificate following surveys, inspections, paperwork, and approval by the registered flag state.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and according to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing for a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. The United States rejoined the Paris Agreement on February 19, 2021

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. Following this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels, and/or energy sources for international shipping will be integral to achieving the overall ambition. These regulations could cause us to incur substantial additional expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5 000 gross tonnes to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarising the data collected. Thus, currently, data related to the GHG emissions of ships above 5 000 gross tonnes calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support the implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net-zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea-level changes or certain weather events.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed, and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities onshore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have onboard a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.

All vessels have been issued with ISSC, which is subject to Verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures per Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

Every commercial vessel must be classed by a classification society recognized by its country of registry and member of the International Association of Classification Societies, the IACS. The classification society certifies that a vessel is constructed to specific structural standards and carries out regular surveys throughout the vessel’s service life to ensure continuing compliance with the standards. The Classification Certificate issued is required to enable the vessel’s owner to register the ship and to obtain Marine Insurance on the ship. Commercially, it is required to be produced before a vessel’s entry into ports or waterways and is of interest to Charterers and potential Buyers. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by IACS recognized Classification Societies (e.g., Bureau Veritas, Lloyd’s Register of Shipping).

The Class and Statutory Certificates need to be renewed every five (5) years. A vessel must undergo a five-year survey cycle consisting of periodical surveys, such as annual and intermediate surveys, and special or renewal surveys. Periodical surveys are carried out to confirm the vessel’s compliance with Rules and Regulations. In the scope of ensuring the vessel’s structural integrity, a docking survey is required twice in the five year cycle and without exceeding a 36 month interval between surveys. Vessels younger than fifteen (15) years old can be exempted from the intermediate docking survey by an Underwater Inspection to Class acceptance. In lieu of a special survey, the vessel’s Machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. In addition, Hull and Construction are surveyed and tested, resulting in the renewal of Class and Statutory Certificates. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, docking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

We are a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. We are the sole owner of all of the issued and outstanding shares of the subsidiaries listed in exhibit 8.1 of this annual report.

D.	Property, Plants, and Equipment

Our in-house fleet manager, UOT, rents our office space from unrelated third parties and owns office furniture and equipment. In December 2014, UOT also acquired, jointly with two other related parties, a plot of land in Athens, Greece, which was sold to a subsidiary of Diana Shipping Inc. in November 2021.

Other than this interest in real property, our only material properties are the vessels in our fleet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Since August 2019, when the delivery of our first tanker vessel Blue Moon took place, until August 2020, when the last container vessel Domingo was sold, our fleet was a mixture of container and tanker vessels. Accordingly, we had determined that we would operate under two reportable segments, one relating to our operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). Concurrently with the acquisition of our first tanker vessel, as the market environment for our containers fleet continued to be negative and with difficult employment opportunities, our management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment. In the first months of 2020, we acquired two additional tanker vessels, the P. Fos and the P. Kikuma. In August 2020, at the time when our fleet’s last container vessel was sold, we evaluated the results of the tanker vessels owned since 2019 and assessed that the prospects of the specific segment as positive. At that time, we determined that our decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of our container vessels constituted a disposal of an entity’s segment, that will have a major effect on our operations and financial results. Furthermore, we determined that we will not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in our consolidated financial statements. The comparative figures for the fiscal years before the disposal of the container vessels (ie for years before 2020), which have been included in these consolidated financial statements, have been adjusted on the basis of presenting the discontinued operations’ figures separately.

Commencing from the latter part of the second quarter of 2020, principally as the result of the impact of the COVID-19 pandemic, oil production has declined. This development, which negatively impacted the demand for oil tankers during the second half of 2020, continued throughout 2021. The extent to which the current COVID-19 related market conditions will continue to negatively impact the tanker rate environment will depend on (i) the extent to which oil demand is met from excess crude inventories that were built up during the period of oil demand destruction, (ii) the timing and magnitude of oil demand recoveries in the various parts of the world and (iii) the levels of oil production during such periods.

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements, and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Item 3. Key Information – D.  Risk Factors” and elsewhere in this report.

A.	Operating Results

We have historically chartered our vessels to customers primarily pursuant to short-term and medium-term time charters, on spot voyages and pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers for the arrangement of the relevant charter, and have historically paid for a limited period of time management fees and commissions to third-party managers.

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

•
Operating days. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

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

•
Time Charter Equivalent (TCE) rates. We define TCE rates as revenue (voyage, time-charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet (tanker and container vessels) for the periods indicated. The figures of 2021 relate solely to our tankers’ fleet, as all of our container vessels were sold until 2020.

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Ownership days	1,825	1,689	1,516
Available days	1,735	1,689	1,516
Operating days	1,483	1,515	1,422
Fleet utilization	85.5%	89.7%	93.8%
Time charter equivalent (TCE) rate	$9,963	$18,745	$15,435
Daily operating expenses	$6,740	$6,835	$7,468

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$36,491	$46,283	26,846
Less voyage expenses	$(19,205)	$(14,622)	(3,447)
Voyage and time charter equivalent rates	$17,286	$31,661	23,399
Available days	1,735	1,689	1,516
Time charter equivalent (TCE) rate	$9,963	$18,745	$15,435

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our tankers’ fleet (continuing operations) for the periods indicated.

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Ownership days	1,825	1,365	188
Available days	1,735	1,365	188
Operating days	1,483	1,202	159
Fleet utilization	85.5%	88.1%	84.6%
Time charter equivalent (TCE) rate	$9,963	$20,228	$20,431
Daily operating expenses	$6,740	$6,746	$5,968

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$36,491	$42,045	6,301
Less voyage expenses	$(19,205)	$(14,434)	(2,460)
Voyage and time charter equivalent rates	$17,286	$27,611	3,841
Available days	1,735	1,365	188
Time charter equivalent (TCE) rate	$9,963	$20,228	$20,431

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our containers’ fleet (discontinued operations) for the periods indicated.

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Ownership days	0	324	1,328
Available days	0	324	1,328
Operating days	0	313	1,263
Fleet utilization	0%	96.6%	95.1%
Time charter equivalent (TCE) rate	$0	$12,500	$14,727
Daily operating expenses	$0	$7,210	$7,680

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Time charter revenues	$0	$4,238	20,545
Less voyage expenses	$0	$(188)	(987)
Time charter equivalent rates	$0	$4,050	19,558
Available days	0	324	1,328
Time charter equivalent (TCE) rate	$0	$12,500	$14,727

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot or pool charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot or pool charters, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed either on pool charters or on spot voyages. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2022, we expect our revenues to increase, if we further expand our fleet.

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

We have paid commissions ranging from 0% to 5% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and we typically pay address commissions from 0% to 2.5% to our charerers. Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. For 2022, we expect our voyage expenses to follow the same trend as our revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel. For 2022, we expect our vessel operating expenses to increase if we further expand our fleet.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for the tanker vessels, and had estimated 30 years for the container vessels, from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker and containership industry. For 2022, we expect depreciation expense to increase if we further expand our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2022, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2021, our aggregate outstanding debt amounted to $50.2 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. For 2022, we expect interest and finance expenses to increase due to increased average debt, following the drawdown under our new credit facility with Mango Shipping Corp.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated, and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, mainly requires the following components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See “Item 3. Key Information – D. Risk Factors” for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Policies – Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2021, we did not record any impairment charge. In 2020, we recorded an impairment charge of $0.3 million for one of our container vessels as a result of its classification as held for sale.

Based on: (i) the carrying value of each of our vessels as of December 31, 2021 plus the carrying value of any unamortized dry docking cost and and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2021, the aggregate carrying value of four of our tanker vessels exceeded their aggregate charter-free market values by approximately $13.1 million. Based on: (i) the carrying value of each of our vessels as of December 31, 2020; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2020, the aggregate carrying value of our five tanker vessels exceeded their aggregate charter-free market values by approximately $31.5 million.

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

As we obtain information from various industry reports and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor under “Item 3. Key Information – D. Risk Factors” entitled “Tanker vessel values may fluctuate, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses or increases in the cost of acquiring additional vessels.”

				Carrying Value of vessels; net book value, unamortized drydock cost and cost of equipment not yet installed (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2021	At December 31, 2020
1.	Blue Moon	104,623	2011	27.5*	28.1*
2.	Briolette	104,588	2011	28.6*	28.4*
3.	P. Fos	115,577	2007	24.8*	24.6*
4.	P. Kikuma	115,915	2007	23.4*	24.9*
5.	P. Yanbu	105,391	2011	21.0	22.1*
	Total Carrying Value**			125.3	128.1

*Indicates vessels for which we believe that their carrying values exceeded their charter-free market values.

** Total Carrying Value represents the vessels’ net book value plus the carrying value of any unamortized dry docking cost and cost of equipment not yet installed for the specific vessel.

Critical Accounting Estimates and Policies

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

Accounting for Revenues and Voyage Expenses

Since our vessels are employed under time and voyage charter contracts, we disaggregate our revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

We have determined that all of our time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e., port dues, canal tolls, pilotages, and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e., speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without the owner’s crew and other operating services. In the case of time charter agreements, the agreed charter rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). We, as a lessor, elected to apply the practical expedient which allowed us to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, unearned revenue represents cash received prior to the balance sheet date for which related service has not been provided.

Spot, or voyage, charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. We have determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, our voyage charters do not contain a lease and are accounted for in accordance with ASC 606. More precisely, we satisfy our single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents a form of variable consideration and is recognized as the performance obligation is satisfied. We have taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Our tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since June 2021 we also charter some of our vessels through pool arrangements. For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including our vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. We recognize net pool revenue on a quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

As discussed above, under a time charter, specified voyage costs, such as bunkers and port charges are paid by the charterer while commissions are paid by us. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfillment costs (mainly consisting of bunkers expenses and port dues) and are incurred by us from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfillment costs, operating expenses and charter hire expenses are expensed when incurred.

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

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker and the container vessels in the fleet. Management estimates the useful life of our tanker vessels to be 25 years, and has been 30 years for our container vessels, from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels, related drydock costs and cost of any equipment not yet installed, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydocking costs and any cost of equipment not yet installed, we evaluate the vessel for an impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. We determine the fair value of our vessels based on assumptions, by making use of available market data and taking into consideration third-party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans, and overall market conditions. The current conditions in the shipping market, with decreased charter rates and decreased vessel market values, are conditions that we consider indicators of potential impairment. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. We also take into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determine the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates. It is reasonably possible that the estimate of undiscounted cash flows may change in the future due to changes in current rates which could adversely affect the average rates being utilized and could result in impairment of certain of our vessels.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to be 88% for the tanker vessels, and had estimated 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys),  assumptions in line with our historical performance since the acquisition of our tanker vessels, peers’ historical performance, and our expectations for future fleet utilization under our fleet employment strategy. The review of the vessel’s carrying amounts in connection with the estimated recoverable amounts for 2021, 2020 and 2019 did not result in any impairment charges for our tanker vessels (continuing operations). For 2020, and 2019, impairment charges amounting to $0.3 million, and $31.6 million, respectively, were recognized for certain of our container vessels (discontinued operations).

In order for any of our vessels to incur an impairment loss, the assumed fleet utilization rate should further decrease to 78%, instead of 88% that we used in our undiscounted cash flows exercise for 2021. This decrease in the assumed fleet utilization rate would result in $6.0 million impairment charge for one of our vessels. The average estimated daily earnings rate used in our impairment analysis for our tanker vessels as of December 31, 2021 was $19,922. For the purposes of presenting our investors with additional information to determine how our future results of operations may be impacted in the event that daily earnings rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on our impairment analysis.

	5-year period (in USD)	Impairment charge (in USD million)	3-year period (in USD)	Impairment charge (in USD million)	1-year period (in USD)	Impairment charge (in USD million)
Aframax tanker vessels	$17,397	$6.0	$18,940	$0.0	$8,314	$13.1

RESULTS OF OPERATIONS Results of Operations (Continuing Operations)
	For the Years Ended December 31,
	2021	2020	variation	% change
	in millions of U.S. dollars
Revenue	36.5	42.0	(5.5)		(13.1)%
Voyage expenses	(19.2)	(14.4)	(4.8)		33.3%
Vessel operating expenses	(12.3)	(9.2)	(3.1)	33.	7%
Depreciation and amortization of deferred charges	(7.5)	(5.8)	(1.7)		29.3%
Management fees	(0.0)	(0.2)	0.2		(100)%
General and administrative expenses	(5.7)	(8.0)	2.3		(28.8)%
Provision for credit losses and write offs	(0.2)	(0.1)	(0.1)		100.0%
Interest and finance costs	(1.8)	(2.1)	0.3		(14.3)%
Interest income	0.0	0.1	(0.1)		(100.0)%
Gain from property sale	0.1	0.0	0.1		-
Net income / (loss) from continuing operations	(10.1)	2.3	(12.4)		(539.1)%

Results of Operations (Discontinued Operations)
	For the Years Ended December 31,
	2021	2020	variation	% change
	in millions of U.S. dollars
Time-charter revenues	0.0	4.2	(4.2)	(100)%
Voyage expenses	0.0	(0.2)	0.2	(100)%
Vessel operating expenses	0.0	(2.3)	2.3	(100)%
Depreciation and amortization of deferred charges	0.0	(0.1)	0.1	(100)%
Management fees	0.0	(0.1)	0.1	(100)%
Impairment losses	0.0	(0.3)	0.3	(100)%
Gain on sale of vessels	0.0	0.3	(0.3)	(100)%
Other income	0.4	0.0	0.4	-
Net income from discontinued operations	0.4	1.5	(1.1)	(73.3)%

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Year ended December 31, 2021, compared to the year ended December 31, 2020

Net Income / (Loss) from continuing operations. Net loss from continuing operations for 2021 amounted to $10.1 million, compared to a net income of $2.3 million in 2020. The loss of the year ended December 31, 2021, was mainly attributable to the lower revenues that the Company generated during the year compared to 2020, as a result of the overall weaker market conditions in the tankers’ industry in 2021. Commencing from the latter part of the second quarter of 2020, principally as the result of the impact of the COVID-19 pandemic, oil production has declined. This development, which negatively impacted the demand for oil tankers during the second half of 2020, continued throughout 2021.

Net Income from discontinued operations. Net income from discontinued operations for 2021 amounted to $0.4 million and relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Revenues from continuing operations. Revenues from continuing operations for 2021 amounted to $36.5 million, compared to $42.0 in 2020. In 2021, revenues decreased as a result of lower average time charter equivalent rates achieved by the Company during the year mainly as a result of the COVID-19 pandemic. On average, the TCE’s achieved by our tankers vessels amounted to $9,963 in 2021 and $20,228 in 2020. This decrease was counterbalanced by the revenues contributed by the vessels P. Fos, P. Kikuma and P. Yanbu that were acquired during 2020 and were fully operating in 2021.

Voyage Expenses from continuing operations.  Voyage expenses from continuing operations for 2021 amounted to $19.2 million, compared to $14.4 million in 2020. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The increase in voyage expenses in 2021 compared to 2020 was mainly attributable to increased bunkers costs of our vessels that were operating in the spot market, since the average bunker costs significantly increased in 2021, as a result of the general increase in the bunkers’ prices, as compared to 2020.

Vessel Operating Expenses from continuing operations. Vessel operating expenses from continuing operations for 2021 amounted to $12.3 million, compared to $9.2 million in 2020, and mainly consist of  crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The operating expenses increase is justified by the increase in the average number of tanker vessels owned by us, after the acquisition of three tanker vessels in 2020 that were fully operating in 2021. On an average basis, daily operating expenses for our tanker vessels remained almost constant ($6,740 in 2021, as compared to $6,746 in 2020).

Depreciation and Amortization of Deferred Charges from continuing operations.  Depreciation and amortization of deferred charges in 2021 amounted to $7.5 million, compared to $5.8 million in 2020, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our tanker vessels. The increase in 2021 is mainly attributable to the increased ownership days, and to the incurred amortization of dry-dock costs, which amounted to $68 for 2021, compared to $0 for 2020. In 2021, the effect on depreciation expense from the vessel improvements capitalized during the period, was immaterial.

Management Fees from continuing operations. Management fees from continuing operations were $0.2 million in 2020 and represented the management fees to Maersk Tankers for as long as they were providing commercial and technical management services to certain of our tanker vessels. The management agreements with Maersk Tankers were gradually terminated and, effective August 2020, UOT, our in-house Manager, has undertaken the full management of these vessels. Management fees and commissions paid to UOT are eliminated in consolidation as intercompany transactions.

General and Administrative Expenses from continuing operations. General and administrative expenses from continuing operations for 2021 amounted to $5.7 million, compared to $8.0 million in 2020, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The decrease in general administrative expenses was mainly attributable to significantly lower compensation cost on restricted stock awards, and also to lower brokerage and legal fees. Compensation cost on restricted cost awards was lower in 2021, due to the lower fair value of the restricted stock awarded in 2020, which is ratably recognized in the statement of operations in the vesting period, as compared to the previous awards which had significantly higher fair value. In addition, brokerage fees have been reduced in 2021 compared to the prior year, as for the two first months of 2020 an amount of $0.3 million was recorded as brokerage fees to Steamship Shipbroking Enterprises,  the agreement of which was terminated on March 1, 2020.

Provision for Credit Losses and Write-Offs from continuing operations. Provision for credit losses and write offs from continuing operations for 2021 was $0.2 million, compared to $0.1 million in 2020, and represents the allowance for estimated credit losses on our outstanding short term receivables, being freight and demurrage receivables, and the related writte offs.

Interest and Finance Costs from continuing operations. Interest and finance costs from continuing operations for 2021 amounted to $1.8 million, compared to $2.1 million in 2020. The decrease in 2021 is attributable to the decrease of our average debt outstanding, and also due to decreased average interest rates, which were 2.90% for 2021 and 3.32% for 2020.

Interest Income from continuing operations. Interest income from continuing operations for 2021 and 2020 amounted to $18 thousand and $0.1 million respectively  and mainly consisted of interest income received on deposits of cash and cash equivalents.

Other Income from discontinued operations. Other income from discontinued operations for 2021 amounted to $0.4 million and relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Year ended December 31, 2020, compared to the year ended December 31, 2019

 Please refer to our annual report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 5, 2021.

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

During the COVD-19 pandemic, global financial markets, including financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. More recently, the conflict in Ukraine and resulting sanctions have disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

As of December 31, 2021 and 2020, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $4.2 million and $17.6 million, respectively. Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and additional debt under our loan facility with Mango Shipping Corp. We believe that these anticipated sources of funds, as well as our ability to access the equity capital markets if needed, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

Cash Flow (Continuing and Discontinued Operations)

As of December 31, 2021, cash and cash equivalents amounted to $9.6 million (including compensation cash balances of $5.0 million), compared to $21.4 million (including compensation cash balances of $9.0 million) for the prior year.  We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

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

Net Cash Provided by / (Used in) Operating Activities

Net cash used in operating activities in 2021 amounted to $3.1 million (which includes $0.4 million of cash provided by operating activities of the discontinued operations). Net cash provided by operating activities in 2020 amounted to $13.2 million (out of which approximately $0.9 million was cash provided by operating activities of the discontinued operations). Net cash used in operating activities in 2019 amounted to $4.2 million (out of which approximately $2.2 million was cash used in operating activities of the discontinued operations). Cash from operations in 2021 decreased compared to 2020, mainly due to the lower revenues generated during 2021 as a result of the weak market conditions in the tankers’ shipping industry. Cash from operations in 2020 significantly increased compared to 2019, due to the revenues contributed from our tanker vessels.

Net Cash Provided by/ (Used in) Investing Activities

Net cash used in investing activities in 2021 was $0.8 million and consists of $1.8 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels (continuing operations), $1.0 million we received from the sale of a plot of land located in Athens, Greece to a subsidiary of Diana Shipping Inc. (continuing operations), and $8 thousand we paid for equipment additions (continuing operations).

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

Net cash used in investing activities in 2019 was $18.5 million and consists of $28.9 million net proceeds received from the sale of two container vessels during the year (discontinued operations), $50.2 million that we paid for the acquisition of two tanker vessels (continuing operations), $17 thousand we paid as vessel’s advances (continuing operations), $2.8 million received, representing insurance settlements (discontinued operations), and $38 thousand paid for equipment additions (continuing operations). Also, the parent company (continuing operations), received an amount of $30.1 million, representing a return of capital from discontinued operations, which is eliminated in consolidation.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities from continuing operations in 2021 was $7.9 million, and related solely to principal repayments of our long-term bank debt (continuing operations).

Net cash provided by financing activities from continuing operations in 2020 was $22.0 million, and consists of $34.8 million of bank loan proceeds, $9.2 million of bank loan repayments, $0.6 million of equity issuance and financing costs, $0.6 million that we paid for the repurchase of our common shares, $1.5 million that we paid for the re-purchase of our Series C preferred shares, $0.4 million that we paid for the re-purchase of our Series B preferred shares and $0.5 million that we paid as cash dividends to our shareholders. Net cash used in financing activities for discontinued operations was $24.4 million and relates to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.

Net cash provided by financing activities from continuing operations in 2019 was $38.6 million and consists of $33.0 million of bank loan proceeds, $0.5 million of bank debt repayments, $6.5 million of net proceeds from the equity offering, and finally, $0.4 million of paid equity issuance and finance costs. Net cash used in financing activities for discontinued operations was $30.1 million and relates to the return of capital to the parent company from container ship-owning companies. Such outflow is eliminated in the consolidated cash flows.

Loan Facilities

As at December 31, 2021, we had $50.2 million of long-term debt outstanding under our bank loan facilities. As of March 10, 2022, we had $48.2 million aggregate amount of indebtedness outstanding under our bank loan facilities and $3.2 million of outstanding indebtedness under the Mango loan facility.

As at December 31, 2021, and the date of this report, we were in compliance with all of our loan covenants.

As of December 31, 2021, and the date of this annual report, we have not used any derivative instruments for hedging purposes or other purposes.

Nordea Bank Abp, Filial i Norge (Nordea):

On July 24, 2019, we, through two of our wholly-owned subsidiaries (the “Initial Borrowers”), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million (as amended from time to time, the “Nordea Facility”). The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16.5 million each.

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

On December 9, 2020, we refinanced the outstanding indebtedness relating to the vessels P. Fos and P. Kikuma in the aggregate amount of $21.2 million using a portion of the proceeds from the Piraeus Facility (described below). Concurrently, we entered into a Supplemental Loan Agreement with Nordea, to amend the existing repayment schedules of the Blue Moon and Briolette tranches and to amend the major shareholder’s clause included in the agreement. The First and Second Amendment and Restatement Loan Agreements, and the Supplemental Loan Agreement with Nordea included substantially identical terms to the Initial Agreement.

On November 11, 2021, Nordea provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through June 30, 2022.

As of December 31, 2021, the outstanding balance on the Nordea Facility was $24.4 million.

Piraeus Bank S.A.:

On December 3, 2020, we, through three of our subsidiaries (collectively the “Piraeus Bank Borrowers”), entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31.5 million (the “Piraeus Facility”), to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” under the Nordea Facility, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”, which was delivered to us on December 15, 2020. In December 2020, we drew down an aggregate amount of $30.0 million under the loan agreement, and no amount remained available for drawdown thereafter.

On November 11, 2021, Piraeus Bank provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through September 30, 2022.

As of December 31, 2021, the outstanding balance on the Piraeus Facility was $25.8 million.

Mango Shipping Corp.:

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp., an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. As of the date of this annual report, $3.2 million have been drawn under the credit facility.

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•	Minimum cash liquidity. As at December 31, 2021, and December 31, 2020, the compensating cash balance required under our loan agreements amounted to $5.0 million and $9.0 million, respectively.

Our loan facilities also contain undertakings limiting or restricting us from, among other things:

•	Effecting dividend distributions following the occurrence of an event of default.

•	Effecting certain changes in shareholdings.

Our secured loan facilities are generally secured by, among other things:

•	A parent guarantee by Performance Shipping Inc.

•	First priority mortgages over the financed tanker vessels.

•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.

•	Pledge over the borrowers’ shares and over their earnings accounts.

•	Undertakings by the vessels’ managers.

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

Tanker Shipping Market

The global outbreak of COVID-19 is still creating wide ranging operational disruptions as the abrupt emergence of Omicron variant in November amplified the existing uncertainty over charter rates and demand for seaborne crude oil transportation. Nevertheless, due to widespread vaccine programs and several containment measures in place, global crude oil demand is currently projected to return to pre-pandemic levels and increase by 3.4% in 2022 (100.1 million barrels per day), supported by the global need for crude oil restocking.

‘Headline’ fundamentals across the crude tanker sector currently appear relatively balanced in 2022, as crude tanker dwt demand is projected to grow by 7.1% and crude tanker fleet is projected to grow by 3.5%. Nevertheless, downside risks to the Aframax market outlook have clearly built. Although crude Aframax dwt demand is currently projected to increase by approximately 5.0% in 2022, supported by returning crude output volumes among major exporters, it is still expected to remain clearly below 2019 levels. Recent production disruptions evidenced in Libya, the expected decline in Mexican crude oil exports along with the uncertainty around the Russia/Ukraine crisis are challenging factors affecting the seaborne transportation industry and the tanker shipping markets. Russia accounts for approximately 10% of seaborne oil exports while significant volumes of oil and gas are also moved towards Europe via pipelines. Apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to currently trade above $100 per barrel and the Aframax tanker charter rates to rise dramatically as charterers seek to secure tanker tonnage. Russian oil exports are now prohibited to the U.S. and subject to phased sanctions in the EU.  Although the exact impact of the geopolitical crisis in the tanker markets cannot be quantified yet, we believe that a likely consequence of these events is that oil will be transported via longer haul distances, increasing ton-mile demand.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2021 was a daily TCE rate of $8,242. This compares to an estimated daily TCE rate of $22,161 in 2020.

Specifically in the Aframax crude tanker segment it is expected that the trading Aframax crude tanker fleet will grow by just 0.8% in 2022, while demand for transportation via crude Aframax tankers will rise by 4.9% in the same period.

The above market outlook update is based on information, data and estimates derived from industry sources, and there can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this annual report to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available. The statements in this “Trend Information” section are forward-looking statements based on our current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E.	Critical Accounting Estimates

For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report, and for our critical accounting estimates, see paragraph “Critical Accounting Estimates and Policies” under Item 5.A discussed above.

Item 6.	Directors, Senior Management, and Employees

A.	Directors and Senior Management

Set forth below are the names, ages, and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal, or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

On February 25, 2021, the re-election of Aliki Paliou and Reidar Brekke as Class II Directors was approved by the requisite vote at our 2021 Annual Meeting.

On February 28, 2022, the election of Loïsa Ranunkel as a Class I Director and elections of Alex Papageorgiou and Mihalis Boutaris as Class III Directors were approved by the requisite vote at our 2022 Annual Meeting. Symeon Palios, Giannakis (John) Evangelou, Christos Glavanis did not stand for re-election. Effective February 28, 2022, Antonios Karavias and Reidar Brekke resigned from our board of directors. Also, effective February 28, 2022, the size of our board of directors decreased from seven to five members, and Aliki Paliou was appointed as Chairperson of our board of directors.

Name	Age	Position
Andreas Michalopoulos	51	Class I Director, Chief Executive Officer and Secretary
Loïsa Ranunkel	45	Class I Director
Aliki Paliou	46	Class II Director and Chairperson of the Board
Alex Papageorgiou	50	Class III Director
Mihalis Boutaris	48	Class III Director
Anthony Argyropoulos	57	Chief Financial Officer

The term of the Class I directors expires in 2023, the term of the Class II directors expires in 2024, and the term of the Class III directors expires in 2025.

The business address of each officer and director is the address of our principal executive offices, which are located at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers as of the date of this annual report is set forth below.

Andreas Michalopoulos serves as the Chief Executive Officer of Performance Shipping Inc. since October 2020 and as a Director since February 2020. From October 2019 to October 2020, he served as our Deputy Chief Executive Officer. From January 13, 2010, to October 2020, he also served as our Chief Financial Officer. Andreas Michalopoulos served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Andreas Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and current Chairperson of our Board, and daughter of Symeon Palios, our Chairman until February 2022 and former Chief Executive Officer.

Loïsa Ranunkel serves as an independent Director of the Company and as the Chairman of our Compensation Committee as of the 2022 annual meeting of shareholders. She is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. LoïsaRanunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group – BDPA, a consulting firm specializing in international development assistance. Loïsa Ranunkel holds an MBA from the IAE – Paris Sorbonne.

Aliki Paliou  serves as a Director since February 2020 and as Chairperson of our Board as of the 2022 annual meeting of shareholders. She also serves as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Aliki Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is the daughter of Symeon Palios, our Chairman until February 2022 and former Chief Executive Officer, and is married to Andreas Michalopoulos, our current Chief Executive Officer, Director and Secretary.

Alex Papageorgiou serves as an independent Director of the Company and as the Chairman of our Audit Committee as of the 2022 annual meeting of shareholders. He has over 25 years of experience in banking, capital markets, real estate, and shipping. Alex Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD, a leading retail property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Alex Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc., where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Alex Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Alex Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, UK and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Mihalis Boutaris serves as an independent Director of the Company, as a member of our Audit Committee, and as a member of our Compensation Committee as of the 2022 annual meeting of shareholders. He currently acts as an advisor to the National Centre of Scientific Research “Demokritos” and is an independent non-executive Director to the Board of Yalco, a public company listed on the Athens Stock Exchange. Mihalis Boutaris serves as the Co-Founder and Vice-President of Kir-Yianni, a 5th-generation Greek winery, and he has worked in the wine industry of Greece, France, Chile, California, and China. Mihalis Boutaris established XiYuan, a Chinese vineyard based in Shanghai, producing premium wine and a sustainable distribution network for Greek wines in the Asia Pacific region. Out of his passion for innovation, he has launched Athroa, a venture studio bringing to market deep-tech inventions including a novel eco-friendly biopesticide, a small hydroelectric power plant, and the first concentrated solar power plant in Greece. Mihalis Boutaris began his independent career as a management consultant at the Boston Consulting Group from March 2006 to September 2007. He graduated with a bachelor’s degree from Harvard University in philosophy and holds a M.Sc. in horticulture from the University of California. He served in the Greek Marine Corps and co-founded Arcturos, a prominent wildlife NGO.

Anthony Argyropoulos  serves as our Chief Financial Officer since October 2020. Anthony Argyropoulos is the founder of Seaborne Capital Advisors, an Athens, Greece based financial advisory firm focused on the shipping and maritime industries. Prior to Seaborne Capital Advisors, Anthony Argyropoulos was a Partner at Cantor Fitzgerald & Co. until September 2011, where he was responsible for the investment banking group’s activities in the maritime sector. Through early 2004, he was a Senior Vice President with Jefferies & Company, Inc., where he was instrumental in developing their maritime investment banking practice. Anthony Argyropoulos graduated from Deree College, Athens, with a B.A. in Economics and from Bentley College, Waltham, Mass. with an M.B.A. in Finance. He is a member of the Beta Gamma Sigma honor society of collegiate schools of business. He is a frequent speaker in global shipping events, contributor to several publications and recipient of a number of awards.

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules approved by the Commission in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March 10, 2022) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Effective March 1, 2020, our senior management is remunerated based on their consultancy or employment agreements, as applicable. Pursuant to the consultancy agreement we have in place with Anthony Anthony Argyropoulos, our Chief Financial Officer, we have agreed to pay Anthony Argyropoulos additional cash compensation in the amount of 0.35% of the consideration paid or received by us in connection with certain capital raising and other transactions.

For 2021, the aggregate fees and bonuses of our executives amounted to $1.0 million.

During 2021, our non-executive directors received annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairman of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $20,000 annually, and other committee members received an additional $10,000 annually. We do not have a retirement plan for our officers or directors. For 2021, fees, bonuses and expenses to non-executive directors amounted to $0.4 million.

On January 1, 2021, we granted to Anthony Argyropoulos, our Chief Financial Officer, stock options to purchase 120,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years. As of December 31, 2021, and as of the date of this annual report, no stock options have been exercised.

In 2021, compensation costs relating to the aggregate amount of stock option awards amounted to $0.1 million. In addition, in 2021, compensation cost relating to restricted stock awards that were issued in prior years was $0.1 million.

2015 Equity Incentive Plan

On May 5, 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, as amended from time to time, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. On February 9, 2018, our board of directors adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of common shares issuable under the plan to 55,000 shares (as adjusted after the effectiveness of the reverse stock split of November 2, 2020). Effective December 30, 2020, we amended and restated the 2015 Equity Incentive Plan, primarily to increase the aggregate number of common shares issuable under the plan to 538,830 and to extend the term. The plan will expire ten years from its date of adoption (as amended and restated) unless terminated earlier by our board of directors. During the year ended December 31, 2020, we issued 67,225 restricted shares under the plan to our executive officers and non-executive directors. On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 120,000 of our common shares as share-based remuneration which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years.

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

Committees of our Board of Directors

Our Audit Committee, comprised of two members of our board of directors, is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be “independent” under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Until February 2022, John Evangelou served as Chairman and Antonios Karavias served as member of our Audit Committee. Alex Papageorgiou serves as the Chairman of the Audit Committee as of the 2022 annual meeting of shareholders. We believe that Alex Papageorgiou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mihalis Boutaris serves as a member of our Audit Committee.

Our Compensation Committee, comprised of two independent directors, is responsible for, among other things, recommending to the board of directors our senior executive officers’ compensation and benefits. Until February 2022, Christos Glavanis served as the Chairman of the Compensation Committee and Antonios Karavias served as a member of our Compensation Committee. As of the 2022 annual meeting of shareholders, Loïsa Ranunkel serves as the Chairman of the Compensation Committee and Mihalis Boutaris serves as a member of our Compensation Committee.

Our Executive Committee is responsible for the overall management of our business. Since November 19, 2020, our Executive Committee is comprised of Aliki Paliou, our Director and Chairperson of our Board, and Andreas Michalopoulos, our Chief Executive Officer.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D.	Employees

We crew our vessels with Filipino officers and crew members, who are referred to us by independent crewing agencies. The crewing agencies handle each seafarer’s training and payroll. We ensure that all our seafarers have the qualifications and licenses required to comply with international regulations and shipping conventions. We typically crew our vessels with more crew members than are required by the country of the vessel’s flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2021, 2020, and 2019:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Shoreside	25	23	28
Seafaring	127	128	84
Total	152	151	112

E.	Share Ownership

With respect to the total amount of common stock owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common stock of which we are aware as of March 10, 2022, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name	Number of Common Shares	Percentage Owned (1)
Anamar Investments Inc.(2)	254,558	10.4%
All officers and directors as a group(3)	10,504	0.43%

(1) Percentages based on 2,438,477 common shares outstanding as of  March, 10, 2022.
(2) This information is derived from a Schedule 13G filed with the Commission on July 2, 2020.
(3) Aliki Paliou may be deemed to beneficially own 4,201 common shares through Mango Shipping Corp.  Andreas Michalopoulos may be deemed to beneficially own 6,303 common shares through Mitzela Corp. Anthony Argyropoulos, our Chief Financial Officer, holds stock options to purchase up to 120,000 of our common shares, which, if fully exercised, would represent 4.7% of our outstanding common shares (assuming 2,438,477 of our common shares are outstanding), which stock options we granted to Anthony Argyropoulos as stock-based remuneration. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years. Anthony Argyropoulos does not hold any of our common shares. All other officers and directors each own 0% of our outstanding common stock.

Aliki Paliou, the Chairperson of our Board of Directors, owns and controls Mango Shipping Corp. (“Mango Shipping”). As a result, Aliki Paliou may be deemed to beneficially own shares held by Mango Shipping. Mango Shipping acquired 2,352,047 common shares from Taracan Investments S.A. (“Taracan”), a Marshall Islands corporation ultimately beneficially owned by Symeon Palios, our Chairman of the Board until the 2022 annual shareholders meeting and former Chief Executive Officer, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Symeon Palios. Subsequently, also on September 29, 2020, Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to Aliki Paliou.

We conducted an exchange offer, pursuant to which we offered to exchange issued and outstanding Common Shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, which closed on January 27, 2022. Pursuant to the Exchange Offer, Mango Shipping exchanged 2,347,846 Common Shares, representing the majority of the Common Shares beneficially owned by Mango Shipping at that time,  for Series B Preferred Shares at an exchange ratio of 0.28 Series B Preferred Shares per Common Share. The Series B Preferred Shares have no voting rights, subject to certain limited exceptions, and can be converted to Series C Preferred Shares. Mango Shipping has indicated to us that it intends to exercise its right pursuant to the terms of the Series B Preferred Shares to acquire Series C Preferred Shares (as defined in the Amended and Restated Statement of Designations for the Series B Preferred Shares).

As of March 10, 2022, we had 9 shareholders of record, 2 of which were located in the United States and held an aggregate of 2,409,058 of our common shares, representing 98.79% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 2,409,055 of our common shares as of March 10, 2022. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Pure Brokerage and Shipping Corp.

Pure Brokerage and Shipping Corp., or Pure, a company controlled by Aliki Paliou, our Chairperson of the Board of Directors, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee for each of our owned tanker vessels. Pure may also, from time to time, receive chartering commissions on the gross freight and hire revenue of our tanker vessels, depending on the respective charter parties’ terms, and may also receive sale and purchase brokerage commissions. For 2021, commissions and brokerage fees paid to Pure Brokerage amounted to $0.4 million and $0.2 million, respectively.

Diana Shipping Inc.

On November 18, 2021, we sold to a subsidiary of Diana Shipping Inc. our co-owned indivisible share in a plot of land, located in Athens, Greece, for a purchase price of Euro 1.1 million (or $1.2 million). In connection with this sale, we recorded a gain, net of $0.2 million taxes and expenses, of $0.1 million, which is presented as Gain from property sale in our consolidated statement of operations.

Mango Shipping Corp.

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp., an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The facility, which is repayable in one year from the date of the agreement, will be utilized in advances at our request and will bear interest of 9.0% per annum and commitment fees of 3.0% per annum on any undrawn amount. Arrangement fees of $0.2 million are payable on the date of the agreement. As of the date of this annual report, $3.2 million have been drawn under the credit facility.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Between October 23, 2017, and December 15, 2017, three largely similar lawsuits were filed against the Company and three of its executive officers.  On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York (“Eastern District”).  The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017.  On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District.  The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017, and October 3, 2017.  On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District.  The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between June 9, 2016, and October 3, 2017.  The complaints named as defendants, among others, the Company and three of its executive officers.  The complaints asserted claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934.  On April 30, 2018, the Court consolidated the three lawsuits into the first-filed Robinson lawsuit, appointed lead plaintiffs and approved lead plaintiffs’ selection of lead plaintiffs’ counsel.  On July 13, 2018, lead plaintiffs filed a consolidated amended complaint (superseding the three initial complaints).  On September 21, 2018, the defendants filed a motion to dismiss the lawsuit.  Briefing on that motion was concluded on November 30, 2018.  On May 28, 2020, prior to any ruling on that motion, lead plaintiffs filed a superseding second amended complaint. On July 22, 2020, the defendants filed a motion to dismiss the second amended complaint. Briefing on that motion concluded on October 9, 2020.  On October 1, 2021, prior to any ruling on that motion, lead plaintiffs filed a superseding third amended complaint.  On October 15, 2021, the defendants filed a motion to dismiss the third amended complaint.  Briefing on that motion concluded on November 5, 2021. The Court has not issued a ruling on that motion as of the date of this annual report. The Company believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

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

Dividend Policy

Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend to our shareholders. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments on common shares in the future. If declared, the quarterly dividend is expected to be paid each February, May, August and November and will be equal to available cash from operations during the previous quarter after cash payments for debt repayment, interest expense and dividends to holders of our Series B Preferred Shares and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

We expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves, and less maintenance reserves for our fleet, and less cash dividends to holders of our Series B Preferred Shares, if any.

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments on common shares, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, dividend obligations to holders of our Series B Preferred Shares, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report entitled “Item 3. Key Information – D. Risk Factors.”

In times when we have debt outstanding, we intend to limit our dividends per share, if dividend payment is reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in “Note 15—Subsequent Events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares have traded on the Nasdaq Global Market since January 19, 2011, on the Nasdaq Global Select Market since January 2, 2013, and on the Nasdaq Capital Market since March 6, 2020. Our ticker symbol was “DCIX” through March 30, 2020, at which date it changed to “PSHG.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares have traded on the Nasdaq Global Market since January 19, 2011, on the Nasdaq Global Select Market since January 2, 2013, and on the Nasdaq Capital Market since March 6, 2020. Our ticker symbol was “DCIX” through March 30, 2020, at which date it changed to “PSHG.”

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

Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, (vi) November 1, 2017, in connection with our one-for-seven reverse stock split and (vii) October 30, 2020, in connection with our one-for-ten reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, November 3, 2017, and November 2, 2020, respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock, (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock and (iv) on January 12, 2022, we filed an Amended and Restated Certificate of Designations of Rights, Preferences and Privileges of our Series B Convertible Cumulative Perpetual Preferred Stock.  Our amended and restated articles of incorporation were further amended on February 25, 2019, in connection with our name change from Diana Containerships Inc. to Performance Shipping Inc. A copy of these articles of amendment to the amended and restated articles of incorporation is filed as an exhibit to this annual report and the information contained in such exhibit is incorporated by reference herein.

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

Stockholders’ Rights Agreement

On December 20, 2021, we entered into a Stockholders’ Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. Pursuant to the Rights Agreement, each share of our common stock includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00 per one one-thousandth of a Series A Preferred Stock, subject to specified adjustments. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% or more of our common stock in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 10% or more of our common stock, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Under the Rights Agreement’s terms, it will expire on December 20, 2031.

A copy of the Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on December 21, 2021.

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, who may be subject to special rules such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

In the opinion of Watson Farley & Williams LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and of the ownership of the Company’s common stock to its shareholders who are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders, and shareholders will not be subject to tax on the sale or other disposition of the Company’s common stock.

United States Federal Income Tax Considerations

The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

The following discussion addresses the U.S. federal income taxation of our operating income from the international operation of vessels.

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

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations. We anticipate that any of our shipowning subsidiaries will be incorporated in a jurisdiction that provides an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

Publicly-Traded Test

In order to satisfy the Publicly-Traded Test, our common stock must be primarily and regularly traded on one or more established securities markets. The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are “primarily traded” on the Nasdaq Capital Market, which is an established securities market.

Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since our common shares are listed on the Nasdaq Capital Market, we expect to satisfy the listing threshold.

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

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test, and therefore believes that it was exempt from U.S. federal income tax under Section 883 of the Code, during the 2021 taxable year, and intends to take this position on its 2021 U.S. federal income tax returns.  However, there can be no assurance that the Company will continue to satisfy the requirements of the section 883 exemption in future taxable years.

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

United States Federal Income Taxation of U.S. Holders

In the opinion of Watson Farley & Williams LLP, the Company’s U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common stock.

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

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock, other than certain pro-rata distributions of our common stock, to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in such U.S. Holder’s common stock on a dollar-for-dollar basis and thereafter as a capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States such as the Nasdaq Capital Market, on which our common stock is traded; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary’s stock or other equity interest. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly-owned subsidiaries as services income, rather than rental income. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. On the other hand, any income we derive from bareboat chartering activities will be treated as passive income for purposes of the income test. Likewise, any assets utilized in bareboat chartering activities will be treated as generating passive income for purposes of the asset test.

On the basis of the foregoing, we do not believe that we were a PFIC in 2021, and do not anticipate becoming a PFIC in 2022 or the near future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election,” or a “mark-to-market” election with respect to our common stock. In addition, if we are a PFIC, a U.S. Holder will be required to file IRS Form 8621 with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes such holder’s pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with such holder’s U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we expect to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election.

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in such holder’s common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which such holder holds our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, a corporate Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facility, according to which we pay interest at LIBOR plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2021 interest rates would have resulted in interest expenses of $2.1 million, instead of $1.6 million, an increase of about 31%.

As of December 31, 2021, we had $50.2 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the COVID-19 outbreak, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2021, 2020, and 2019 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur more than a half of our general and administrative expenses (around 55% in 2021 and 45% in 2020) and have historically incurred a significant portion of our operating expenses (around 10% in 2021 and 8% in 2020) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Since approximately 2002, the U.S. dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

Pursuant to the Stockholders’ Rights Agreement dated December 20, 2021, each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series A Participating Preferred Stock if any third party acquires beneficial ownership of 10% or more of our common stock without the approval of our board of directors. See “Item 10.B—Memorandum and Articles of Association—Stockholders’ Rights Agreement.”

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2021, is effective.

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

Alex Papageorgiou serves as the Chairman of our Audit Committee. Our board of directors has determined that Alex Papageorgiou qualifies as an “audit committee financial expert” and is “independent” according to SEC rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.pshipping.com, under “How We Care—Code of Business Conduct and Ethics.” Copies of our Code of Ethics are available in print, free of charge, upon request to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.	Principal Accountant Fees and Services

a)  Audit Fees

Our principal accountants, Ernst and Young (Hellas) Certified Auditors Accountants S.A., have billed us for audit services.

In 2021 and 2020, audit fees amounted to Euro 78,750 or about $93,000,  and Euro 68,250 or about $74,000, respectively, and relate to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

b)  Audit-Related Fees

In 2021 and 2020, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have also billed us for audit services provided for the Company’s registration statements, which amounted to Euro 54,900 or about $65,000, and Euro 7,500 or about $8,000, respectively.

c) Tax Fees

During 2020, we received tax services for which fees amounted to $36,000, and relate to the calculation of Earnings and Profits of the Company. No such services were received in 2021.

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

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq’s corporate governance rules applicable to U.S. domestic issuers are as follows:

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

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

(a)  Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 30, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019(8)
1.9	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated October 30, 2020(10)
1.10	Amended and Restated Bylaws of the Company (9)
2.1	Form of Common Share Certificate (10)
2.3	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (11)
2.4	Amended and Restated Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock of Performance Shipping Inc., dated January 12, 2022 (12)
2.5	Description of Securities**
4.1	Registration Rights Agreement dated April 6, 2010 (13)
4.2	Stockholders’ Rights Agreement dated December 20, 2021 (14)
4.3	Amended and Restated 2015 Equity Incentive Plan (15)
4.4	Administrative Services Agreement with UOT (16)
4.5	Form of Vessel Management Agreement with UOT (17)
4.6	Second Amendment and Restatement to Loan Agreement with Nordea Bank Abp, Filial i Norge, dated March 20, 2020 (18)
4.7
First Supplemental Agreement to Secured Loan Facility Agreement dated July 24, 2019 as amended and restated by a first amendment and restatement agreement dated December 23, 2019 and a second amendment and restatement agreement dated March 20, 2020. (19)

4.8	$31.5 Million Piraeus Loan Facility (20)
4.9	At The Market Offering Agreement dated March 5, 2021 between H.C. Wainwright & Co., LLC and the Company (21)
4.10	Credit Facility dated March 2, 2022 between Mango Shipping Corp. and the Company.**
8.1	List of Subsidiaries**
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of independent registered public accounting firm**
15.2	Consent of Watson Farley & Williams LLP**
101
The following financial information from Performance Shipping Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2021 and 2020; (2) Consolidated Statements of Operations for the years ended December 31, 2021, 2020, and 2019; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2021, 2020, and 2019; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2021, 2020, and 2019; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020, and 2019; and (6) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

(1) Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
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
(4) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 28, 2017.
(5) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on August 28, 2017.
(6) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 1.8 to the Company’s Annual Report on Form 20-F on March 18, 2019.
(9) Filed as Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(10) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on November 2, 2020.
(11) Filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(12) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on February 4, 2022.
(13) Filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(14) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on December 21, 2021.
(15) Filed as Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on December 31, 2020.
(16) Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 26, 2014.
(17) Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 26, 2014.
(18) Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 10, 2020.
(19) Filed as Exhibit 4.8 to the Company’s Registration Statement on Form F-1/A (File No. 333-255100) on April 20, 2021.
(20) Filed as Exhibit 4.9 to the Company’s Registration Statement on Form F-1/A (File No. 333-255100) on April 20, 2021.
(21) Filed as Exhibit 1.1 to the Company’s report on Form 6-K, filed with the SEC on March 23, 2021.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Dated: March 11, 2022

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Performance Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
At December 31, 2021, the carrying value of the Company’s vessels plus unamortized dry-docking costs and cost of any equipment not yet installed was $125.3 million. As discussed in Note 2(l) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized dry-docking costs and cost of any equipment not yet installed. Where the vessel’s carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessel plus unamortized dry-docking costs and cost of any equipment not yet installed over its fair value.
Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions to forecast undiscounted net operating cash flows, specifically the future charter rates and the fleet utilization rate for non-contracted revenue days. The charter rates are particularly subjective as they involve the development and use of assumptions about the tanker shipping market through the end of the useful lives of the vessels, while the fleet utilization rates are particularly subjective due to the Company’s recent shift to the tanker market and the lack of extended historical data. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions, and the Company’s future fleet employment strategy.

How we addressed the matter in our audit
We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates and the fleet utilization rate for non-contracted revenue days against internal and external data sources. For example, we compared the assumptions against available market data from various analysts, historical data for both the Company’s vessels and other vessels of similar type and size. Considering the Company’s recent shift to the tanker market and the lack of extended historical data for its vessels, we also evaluated recent economic and industry changes, as well as changes in the Company’s fleet employment strategy. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates and fleet utilization rate for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece

March 11, 2022

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2021 and 2020
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2021	December 31, 2020
CURRENT ASSETS:
Cash and cash equivalents	$9,573	$21,365
Accounts receivable, net of provision for credit losses (Note 4)	3,792	3,503
Deferred voyage expenses (Note 2)	58	75
Inventories	4,286	1,981
Prepaid expenses and other assets	1,670	1,275
Current assets from discontinued operations (Note 3)	47	228
Total current assets	19,426	28,427

FIXED ASSETS:
Vessels, net (Note 6)	123,036	128,108
Property and equipment, net (Note 7)	151	1,135
Total fixed assets	123,187	129,243

NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 9)	84	184
Deferred charges, net (Note 2)	1,408	-
Other non-current assets (Note 6)	819	-
Total non-current assets	2,311	184
Total assets	$144,924	$157,854

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred fin. costs (Note 8)	$7,788	$7,768
Accounts payable, trade and other	5,742	1,472
Due to related parties (Note 5)	127	68
Accrued liabilities	1,342	1,100
Lease liabilities, current (Note 9)	66	94
Current liabilities from discontinued operations (Note 3)	120	316
Total current liabilities	15,185	10,818

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized deferred financing costs (Note 8)	42,110	49,898
Other liabilities, non-current	262	251
Long-term lease liabilities (Note 9)	18	90
Commitments and contingencies (Note 9)
Total long-term liabilities	42,390	50,239

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued and outstanding as at December 31, 2021 and 2020, respectively (Note 10)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 5,082,726 issued and outstanding as at December 31, 2021 and 2020, respectively (Note 10)	51	51
Additional paid-in capital (Note 10)	457,439	457,171
Other comprehensive income /(loss)	(2)	8
Accumulated deficit	(370,139)	(360,433)
Total stockholders’ equity	87,349	96,797
Total liabilities and stockholders’ equity	$144,924	$157,854

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2021	2020	2019
REVENUE:
Revenue (Notes 2 and 4)	$36,491	$42,045	$6,301

EXPENSES:
Voyage expenses	19,205	14,434	2,460
Vessel operating expenses	12,301	9,208	1,122
Depreciation and amortization of deferred charges (Notes 2, 6 and 7)	7,472	5,799	783
Management fees (Note 1)	-	231	142
General and administrative expenses (Notes 5 and 10)	5,782	7,985	8,162
Provision for credit losses and write offs (Note 4)	160	79	-
Foreign currency losses / (gains)	31	35	(18)
Operating income / (loss)	$(8,460)	$4,274	$(6,350)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Note 11)	(1,801)	(2,089)	(651)
Interest income	18	110	258
Gain from property sale (Note 7)	137	-	-
Total other income / (expenses), net	$(1,646)	$(1,979)	$(393)

Net income / (loss) from continuing operations	$(10,106)	$2,295	(6,743)

Gain from repurchase of preferred shares (Notes 5 and 12)	$-	$1,500	$-
Income allocated to participating securities (Note 12)	-	(87)	-

Net income/(loss) available to common stockholders from continuing operations	$(10,106)	$3,708	$(6,743)

Net income / (loss) from discontinued operations (Note 3)	$400	$1,482	$(25,314)

Total net income / (loss) available to common stockholders	$(9,706)	$5,190	$(32,057)

Earnings / (Loss) per common share, basic, continuing operations (Note 12)	$(2.01)	$0.76	$(2.35)

Earnings / (Loss) per common share, diluted, continuing operations (Note 12)	$(2.01)	$0.75	$(2.35)

Earnings per common share, basic, discontinued operations (Note 12)	$0.08	$0.30	$(8.84)

Earnings per common share, diluted, discontinued operations (Note 12)	$0.08	$0.30	$(8.84)

Earnings / (Loss) per common share, basic, total (Note 12)	$(1.93)	$1.06	$(11.19)

Earnings / (Loss) per common share, diluted, total (Note 12)	$(1.93)	$1.05	$(11.19)

Weighted average number of common shares, basic (Note 12)	5,026,300	4,875,475	2,864,676

Weighted average number of common shares, diluted (Note 12)	5,026,300	4,945,562	2,864,676

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. Dollars)
	2021	2020	2019

Net income / (loss) from continuing and discontinued operations	$(9,706)	$3,777	$(32,057)
Other comprehensive income / (loss) (Actuarial gain / (loss))	(10)	(61)	12
Comprehensive income / (loss) from continuing and discontinued operations	$(9,716)	$3,716	$(32,045)

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2018	1,446,294	$14	350	$-	$428,656	$57	$(333,151)	$95,576
- Net loss	-	-	-	-	-	-	(32,057)	(32,057)
- Issuance of Series B preferred stock, net of expenses (Note 10)	-	-	6,470	-	6,452	-	-	6,452
- Conversion of Series B preferred stock to common stock (Note 10)	710,051	7	(5,220)	-	(7)	-	-	-
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	574,779	6	-	-	3,249	-	-	3,255
- Actuarial gain	-	-	-	-	-	12	-	12
- Issuance of common stock in exchange for entities’ acquisition (Note 10)	2,170,947	22	-	-	20,978	-	-	21,000
Balance, December 31, 2019	4,902,071	$49	1,600	$-	$459,328	$69	$(365,208)	$94,238
- Net income	-	-	-	-	-	-	3,777	3,777
- Conversion of Series B preferred stock to common stock (Note 10)	195,215	2	(1,100)	-	(2)	-	-	-
- Repurchase and cancellation of Series B preferred stock (Note 10)	-	-	(400)	-	(400)	-	-	(400)
- Repurchase and cancellation of Series C preferred stock, including expenses (Note 10)	-	-	(100)	-	(3,015)	-	1,500	(1,515)
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	67,225	1	-	-	1,915	-	-	1,916
- Common shares re-purchase and retirement, including expenses (Note 10)	(81,785)	(1)	-	-	(655)	-	-	(656)
- Actuarial loss	-	-	-	-	-	(61)	-	(61)
- Dividends declared and paid (at $0.10 per share) (Note 12)	-	-	-	-	-	-	(502)	(502)
Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	(9,706)	(9,706)
- Compensation cost on restricted stock and stock option awards (Note 10)	-	-	-	-	268	-	-	268
- Actuarial loss	-	-	-	-	-	(10)	-	(10)
Balance, December 31, 2021	5,082,726	$51	-	$-	$457,439	$(2)	$(370,139)	$87,349

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. Dollars)
	2021	2020	2019
Cash Flows provided by / (used in) Operating Activities:
Net income /(loss)	$(9,706)	$3,777	$(32,057)
Adjustments to reconcile net income/(loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	7,472	5,898	3,684
Amortization of deferred financing costs (Note 11)	143	325	154
Impairment losses (Note 6)	-	339	31,629
Loss / (Gain) on vessel’s sale (Note 6)	-	(319)	127
Gain from property sale (Note 7)	(137)	-	-
Compensation cost on restricted stock and stock option awards (Note 10)	268	1,916	1,791
Actuarial gain / (loss)	(10)	(61)	12
(Increase) / Decrease in:
Accounts receivable	(196)	1,072	(4,575)
Deferred voyage expenses	17	(6)	(69)
Inventories	(2,305)	866	(2,213)
Prepaid expenses and other assets	(319)	20	(3,488)
Right of use asset under operating leases	100	6	(190)
Other non-current assets	(261)	-	-
Increase / (Decrease) in:
Accounts payable, trade and other	3,233	(293)	780
Due to related parties	59	60	4
Accrued liabilities	84	(523)	372
Deferred liabilities	-	-	(305)
Other liabilities, non current	11	105	(40)
Lease liabilities under operating leases	(100)	(6)	190
Drydock costs	(1,476)	-	-
Net Cash provided by / (used in) Operating Activities	$(3,123)	$13,176	$(4,194)
Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs	-	-	(17)
Vessel acquisitions and other vessels’ costs (Note 6)	-	(63,386)	(50,161)
Proceeds from sale of vessels, net of expenses (Note 6)	-	23,464	28,868
Proceeds from sale of property, net of expenses (Note 7)	1,015	-	-
Payments for vessels’ improvements (Note 6)	(1,777)	-	-
Property and equipment additions (Note 7)	(8)	(224)	(38)
Insurance settlements	-	-	2,831
Net Cash used in Investing Activities	$(770)	$(40,146)	$(18,517)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from long-term bank debt (Note 8)	-	34,800	33,000
Repayments of long-term bank debt (Note 8)	(7,911)	(9,181)	(519)
Issuance of preferred stock, net of expenses (Note 10)	-	-	6,452
Common shares re-purchase and retirement, including expenses (Note 10)	-	(656)	-
Repurchase of Series C preferred shares, including expenses (Note 10)	-	(1,515)	-
Repurchase of Series B preferred shares (Note 10)	-	(400)	-
Payments of equity issuance and financing costs (Note 8)	-	(561)	(352)
Cash dividends (Note 12)	-	(502)	-
Net Cash provided by / (used in) Financing Activities	$(7,911)	$21,985	$38,581
Net increase / (decrease) in cash, cash equivalents and restricted cash	$(11,804)	$(4,985)	$15,870
Cash, cash equivalents and restricted cash at beginning of the year	$21,378	$26,363	$10,493
Cash, cash equivalents and restricted cash at end of the year	$9,574	$21,378	$26,363
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$9,574	$21,378	$26,363
Restricted cash at the end of the year	-	-	-
Cash, cash equivalents and restricted cash at the end of the year	$9,574	$21,378	$26,363
SUPPLEMENTAL CASH FLOW INFORMATION
Issuance of common stock in exchange for entities acquisition (Note 5)	$-	$-	$21,000
Reclassification of compensation cost of issued restricted stock awards from other liabilities to stockholders’ equity	$-	$-	$1,464
Non-cash investing activities	$999	$-	$-
Interest payments, net of amounts capitalized	$1,608	$1,655	$408

The accompanying notes are an integral part of these consolidated financial statements.

1.     General Information

Company’s identity

The accompanying consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions. Additionally, during 2019 and 2020, the Company has appointed for a limited period of time other managers to provide management services to its vessels. More specifically, Diana Wilhelmsen Management Limited (or “DWM”), which was an affiliated entity until February 2020, was appointed as manager of the container vessels (discontinued operations), and Maersk Tankers A/S (“Maersk Tankers”), an unaffiliated entity, was appointed to manage two of the Company’s tanker vessels (continuing operations). During 2020, the management agreements with Maersk were terminated and UOT has been appointed to provide these services to the tanker vessels. Accordingly, DWM management agreements were terminated upon the container vessels’ sales. Management fees to “Maersk Tankers” are separately presented in Management fees in the accompanying consolidated statement of operations and management fees and commissions to DWM are included in Net income/ (loss) from discontinued operations in the accompanying consolidated statements of operations (Note 3).

Financial Statements’ presentation

Following the sale of all Company’s container vessels in 2020 (Note 6), the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

Furthermore, effective November 2, 2020, the Company effected a one-for-ten reverse stock split on its common stock (Note 10). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. The Company has incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. In addition, the Company’s revenues have reduced as spot tanker rates have come under pressure since mid-May 2020 due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future. As of December 31, 2021, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain and may not be fully reflected in the Company’s financial results for the year ended December 31, 2021.

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

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2021 and 2020.

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

(g) Accounts Receivable, net: The account includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses – (please refer to paragraph (h) below and to Note 4).

(h) Provision for Credit Losses: The Company measures all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. Receivables arising from operating leases are not within the scope of Subtopic 326-20 and as such, the receivables from time-charters are excluded. The Company measures the allowance for estimated credit losses on its short term receivables, being freight and demurrage receivables, cash equivalent balances and claims receivable (Note 4).

(i) Inventories: Inventories consist of bunkers, lubricants and victualling. Bunkers inventory exist when the vessel operates under freight or pool charter, or when on the balance sheet date a vessel has been redelivered by her previous time charterers and has not yet been delivered to new charterers, or remains idle. All inventories are stated at the lower of cost or net realizable value and cost is determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

(j) Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets .

(k) Vessel Depreciation: The Company depreciates its vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker vessels, and has also been $0.35 per light-weight ton for the container vessels. Management estimates the useful life of the Company’s tanker vessels to be 25 years, and has been 30 years for the container vessels, from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

(l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs and cost of any equipment not yet installed may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydock-costs and cost of any equipment not yet installed, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on assumptions by making use of available market data and taking into consideration third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the shipping market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 88% in the Company’s exercise for the tanker vessels, and has been 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. The review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts for 2021, 2020 and 2019 did not result in a recognition of impairment charge, while the respective review for the Company’s container vessels for 2020 and 2019 indicated impairment charges of $0 and $14,195, respectively, which are included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2021 and 2020 did not result in held for sale classification for any of the Company’s vessels. During 2020 and 2019, the Company has recognized an impairment charge of $339 and $17,434, respectively, from classification of certain of its container vessels as held for sale within the respective years, which are included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(n) Revenues and Voyage Expenses: Since the Company’s vessels are employed under time and voyage charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

The Company has determined that all of its time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without owner’s crew and other operating services. In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company, as a lessor, elected to apply the practical expedient which allowed it to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, unearned revenue represents cash received prior to the balance sheet date for which related service has not been provided.

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

The Company’s tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since June 2021 the Company also charters some of its vessels through pool arrangements. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material (Note 4).

As discussed above, under a time charter, specified voyage costs such as bunkers and port charges are paid by the charterer, while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfilment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfilment costs, operating expenses, and charter hire expenses are expensed when incurred.

(o) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of the if-converted calculation, the conversion price of preferred convertible stock is based on the end of the period market price (Note 12).

(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2021 and 2020 was $1,408 and nil, respectively. Amortization of dry-docking costs for 2021, 2020 and 2019 for the tankers vessels amounted to $68, $0 and $0, respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations, while the amortization of dry-docking costs for 2020 and 2019 for the container vessels amounted to $68 and $389, respectively, and is included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations. Also, in 2020 and 2019, deferred dry-dock costs which were written off as Loss / (Gain) on vessels’ sale for the container vessels amounted to $66 and $117, respectively, and as Impairment losses due to the respective vessels’ sale or due to their classification as held for sale during the year, amounted to $0 and $598, respectively, and are also included in in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums are accounted for similar to other financing fees. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.

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

The Company also grants stock options as incentive-based compensation to certain of its officers, in accordance with the terms of the Company’s Equity Incentive Plan. Stock-based compensation awards that are classified as equity and do not contain any market, service or performance conditions, are recognized on the grant date with a corresponding credit to equity and are measured at fair value. The compensation cost of the Company’s stock-based compensation awards is included in general and administrative expenses in the consolidated statement of operations (Note 10).

(t) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

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

(v) Going Concern: The Company’s policy is in accordance with ASU No. 2014-15, “Presentation of Financial Statements - Going Concern”, issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued.

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

(y) Re-purchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain and is included in Net income / (loss) attributable to common stockholders (Notes 10 and 12).

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

(aa) Rent Concessions Related to the COVID-19 Pandemic: The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. Entities are allowed to elect to not evaluate whether a concession provided by a lessor due to COVID-19 is a lease modification. An entity that makes this election can then elect whether to apply the modification guidance (i.e., assume the concession was always contemplated by the contract or assume the concession was not contemplated by the contract). During 2021, the Company’s rent costs were reduced as a result of COVID-19 relief measures applied by the Greek government. The Company assessed that the rent concession qualifies for the election, as the concession did not result in a substantial increase in the rights of the lessor or the obligations of the lessee, and then elected to not evaluate whether this concession provided by the Greek government due to COVID-19 is a lease modification, and further chose to adopt a policy to not account for the concession as a lease modification. Finally, the Company, as a lessee that was contractually released from certain lease payments, accounts the rent concession like a negative variable lease payment (Note 9).

(ab) Segmental Reporting: The Company engages in the operation of tanker vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide. The Company reports financial information and evaluates the operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters.

3.     Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Below are presented summarized the operating results of the discontinued operations for 2021, 2020 and 2019 as well as the balance sheet information on the Company’s discontinued operations as of December 31, 2021 and 2020:

	2021	2020	2019
Items constituting net income / (loss) from discontinued operations
Time-charter revenues	$-	$4,238	$20,545
Voyage expenses	-	(188)	(987)
Vessels’ operating expenses	-	(2,336)	(10,199)
Depreciation and amortization of deferred charges	-	(99)	(2,901)
Management fees	-	(116)	(5)
Impairment losses	-	(339)	(31,629)
Gain / (Loss) on vessels’ sale	-	319	(127)
Other income	400	-	-
Foreign currency gains / (losses)	-	3	(11)
Net income / (loss) from discontinued operations	400	1,482	(25,314)

	December 31,
	2021	2020
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$1	$13
Accounts receivable, trade	17	110
Prepaid expenses and other assets	29	105
Total major classes of current assets of discontinued operations	47	228
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	115	207
Accrued liabilities	5	109
Total major classes of current liabilities of discontinued operations	120	316

4.     Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since June 2021, the Company also charters some of its vessels under pool arrangements (Note 2). Accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For 2021, Revenue from continuing operations amounted to $23,606 from spot charters, to $10,282 from time-charters and to $2,603 from pool charters. For 2020, Revenue from continuing operations amounted to $34,742 from spot charters, and to $7,303 from time-charters. For 2019, Revenue from continuing operations amounted to $6,301 and relates exclusively to spot charters.

As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters. As of December 31, 2020, the balance of Accounts receivable, net, for the continuing operations amounted to $3,399 for the spot charters (of which $456 relates to contract assets), and to $104 for the time-charters.

For the containers’ fleet (discontinued operations), revenue of 2020 related exclusively to time-charters and are included in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements, while the respective Accounts receivable, net, as of December 31, 2021, and December 31, 2020 are included in Current assets from discontinued operations in the accompanying consolidated balance sheets (Note 3).

For 2021, 2020 and 2019, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2021	2020	2019
A - Continuing operations	26%	20%	-
B - Continuing operations	17%	-	-
C - Continuing operations	-	-	13%
D - Discontinued operations	-	-	31%
E - Discontinued operations	-	-	10%
F - Discontinued operations	-	-	16%
G - Discontinued operations	-	-	11%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $405 and to $480 as of December 31, 2021 and 2020, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of December 31, 2021 and 2020, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $121 and $79, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For 2021 and 2020, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $42 and $79, respectively, and for 2021 it also includes an amount of $118 representing demurrages write offs. No allowance was recorded on insurance claims as of December 31, 2021 and 2020, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

5.      Transactions with Related Parties

(a)          Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board Mrs Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

For 2021, commissions and brokerage fees to Pure Brokerage amounted to $431 and $180, and for 2020 to $227 and $80, respectively, and are included in Voyage expenses and in General and administrative expenses in the accompanying consolidated statements of operations. Also, for 2020, commissions of discontinued operations amounted to $56 and are included in Net income / (loss) from discontinued operations (Note 3). As at December 31, 2021 and 2020, an amount of $63 and $68 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

Related Parties with whom the Company has terminated its co-operation

(b)          Altair Travel Agency S.A (“Altair”): The Company was using the services of an affiliated travel agent, Altair, which is controlled by the Company’s then Chairman of the Board Mr. Symeon Palios. In January 2021, the Company terminated its co-operation with Altair, at no cost. Travel expenses for 2021, 2020 and 2019, were $18, $179 and $428, respectively, and are included in Vessel operating expenses, in General and administrative expenses and in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements. As at December 31, 2021 and 2020, there was no amount due to Altair.

(c)          Steamship Shipbroking Enterprises Inc. (“Steamship Shipbroking”): Steamship Shipbroking, a company controlled by the Company’s then Chairman of the Board and former CEO, provided, until March 1, 2020, brokerage services to the Company, pursuant to a Brokerage Services Agreement for a fixed fee.  On March 1, 2020, the Company terminated the Steamship Shipbroking agreement, which was originally due to expire on March 31, 2020, at no cost. For 2020 and 2019, total brokerage fees to Steamship Shipbroking amounted to $280 and $2,100 respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2020, there was no amount due from or due to Steamship Shipbroking.

(d)          Diana Wilhelmsen Management Limited (“DWM”): In December 2019, the Company appointed Diana Wilhelmsen Management Limited to provide management services to the container vessels “Rotterdam” and “Domingo” for which the Company was paying a fixed monthly management fee, and commissions on the gross hire of the vessels. DWM was deemed a related party to the Company until the resignation of certain of the Company’s BOD members and officers, on the basis that, until February 2020, certain members of the Company’s management and board of directors also acted as board of directors’ members at DWM. For 2020 and 2019, management fees to DWM amounted to $116 and $5, respectively, while commissions to DWM for 2020 amounted to $21. Management fees and commissions to DWM are included in Net income/ (loss) from discontinued operations in the accompanying consolidated statements of operations (Note 3). As at December 31, 2020, there was no amount due to or due from DWM.

(e)          Diana Shipping Inc.: On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C preferred shares, held by Diana Shipping Inc. since 2017, for a purchase price of $1,500 (Note 10). On March 25, 2020, the Company agreed with Diana Shipping Inc. for the repurchase of the Series C preferred shares and on March 26, 2020, the Company paid the agreed purchase price and consequently cancelled the Series C preferred shares. Also, in November 2021, the Company, through UOT, sold to a subsidiary of Diana Shipping Inc. its co-owned indivisible share in a plot of land, located in Athens, Greece (Note 7).

6.      Vessels, net

Vessel acquisitions and Vessel’s Improvements– Continuing Operations
In November 2019, the Company had acquired from its then Chairman of the Board Mr. Symeon Palios the entity Rongelap Shipping Company Inc., whose sole asset was a contract to acquire the tanker vessel “P. Fos” for a purchase price of $11,000. In January 2020, the Company took delivery of the tanker vessel “P. Fos”, which had a purchase price of $26,000. Later during the same year, the Company also acquired the tanker vessels “P. Kikuma” and “P. Yanbu”, for a purchase price of $26,000 and $22,000, respectively. The vessels were delivered to the Company in March and December 2020, respectively. Aggregate pre-delivery costs capitalized in connection with these three vessels amounted to $403 (including the $17 that were capitalized in 2019 for the vessel “P. Fos”).

During 2021, the Company capitalized in Vessels, net an amount of $2,218, mainly representing costs for the installation of ballast water treatment system on the tanker vessels “Briolette” and “P. Fos”, out of which $1,758 has been settled until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows. Additionally, an amount of $558 relating to the installation costs of the ballast water treatment system of the vessel “Blue Moon”, whose scheduled special survey was in progress as of December 31, 2021, is included in Other non-current assets in the accompanying consolidated balance sheets. Out of the $558 of these installation costs, $19 have been paid until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows.

Vessels’ impairment – Discontinued Operations
In 2020 and 2019, the Company, taking into account the provisions of ASC 360 and factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. During 2020 and 2019, the carrying values of one and three, respectively, containers vessels were impaired as a result of their classification as “held for sale” or as a result of the Company’s impairment exercise. More specifically, in 2020, an impairment loss of $339 was recognized in connection with the container vessels’ “Rotterdam” held for sale classification on the March 31, 2020 balance sheets, as the vessel’s carrying value exceeded its fair value, less costs to sell. During 2019, an impairment loss of $17,434 was recognized in connection with the classification of the container vessel “Pucon” as “held for sale” on the September 30, 2019 balance sheets, and an aggregate impairment loss of $14,195 was recognized for the container vessels ”Pamina” and “Rotterdam” that were classified on the June 30, 2019, and December 31, 2019 balance sheets, respectively, as held and used, as the Company’s impairment exercise concluded that their carrying value was not recoverable. The vessels were measured at fair value on a non-recurring basis as a result of the Company’s impairment test exercise or their “held for sale” classification and their fair value was determined through Level 2 inputs of the fair value hierarchy making also use of available market data for the market value of vessels with similar characteristics. The aggregate fair values of the impaired vessels as of the testing dates were $18,130 in 2020 and $47,393 in 2019.

In aggregate, in 2020 and 2019, the impairment loss recognized by the Company for its container vessels amounted to $339 and $31,629, out of which $598 were unamortized dry-dock costs (Note 2 (l),(m)), respectively, and is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

Vessels’ disposals – Discontinued Operations
In January and August 2020, the Company, through two of its subsidiaries, agreed to sell the container vessels “Rotterdam” and “Domingo” to unrelated parties for an aggregate gross price of $24,100. The vessels were delivered to their new owners in April and August 2020, respectively, and the Company received the sale proceeds in accordance with the terms of the contracts.

For 2020, the gain on sale of vessels, net of direct to sale expenses, amounted to $319, while the respective loss for 2019, including direct to sale expenses, amounted to $127. The gain / (loss) on vessels’ sale is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

Continuing Operations	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	$60,161	$(740)	$59,421
- Transfer from advances for vessel acquisitions and other vessel costs	11,017	-	11,017
- Acquisitions and other vessel costs	63,386	-	63,386
- Depreciation	-	(5,716)	(5,716)
Balance, December 31, 2020	$134,564	$(6,456)	$128,108
- Vessels’ improvements	2,218	-	2,218
- Depreciation	-	(7,290)	(7,290)
Balance, December 31, 2021	$136,782	$(13,746)	$123,036

Discontinued Operations	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	33,840	(10,390)	23,450
- Vessels’ disposals	(33,501)	10,421	(23,080)
- Depreciation	-	(31)	(31)
- Impairment charges	(339)	-	(339)
Balance, December 31, 2020	$-	$-	$-

7.      Property and Equipment, net

On November 18, 2021, the Company, through UOT, sold to a subsidiary of Diana Shipping Inc. its co-owned indivisible share in a plot of land, located in Athens, Greece, for a purchase price of Euro 1,100,000 (or $1,248 based on a $1.1345 Euro/USD exchange rate). In connection with this sale, the Company recorded a gain, net of $233 taxes and expenses, of $137, which is presented as Gain from property sale in the accompanying consolidated statement of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	$1,566	$(573)	$993
- Additions in equipment	224	-	224
- Depreciation	-	(82)	(82)
Balance, December 31, 2020	$1,790	$(655)	$1,135
- Additions in equipment	8	-	8
- Land sale	(878)	-	(878)
- Depreciation	-	(114)	(114)
Balance, December 31, 2021	$920	$(769)	$151

8.       Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2021	Current	Non-current	December 31, 2020	Current	Non-current

Nordea Bank secured term loan	$24,403	$3,740	$20,663	$28,142	$3,740	$24,402
Piraeus Bank secured term loan	25,786	4,171	21,615	29,958	4,171	25,787
less unamortized deferred financing costs	(291)	(123)	(168)	(434)	(143)	(291)
Total debt, net of deferred financing costs	$49,898	$7,788	$42,110	$57,666	$7,768	$49,898

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into two long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at LIBOR plus a fixed margin ranging from 2.75% to 2.85%. Their maturities fall due in July and December 2024, and at each utilization date, arrangement fees of 1.00% were paid. The term loans are collateralized by the Company’s five tanker vessels, whose aggregate net book value as of December 31, 2021 was $123,036.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, so as to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered into a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter.

The Nordea and Piraeus Bank loans are guaranteed by Performance Shipping Inc., and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. In November 2021, the Company’s lenders Nordea Bank and Piraeus Bank have provided their consent for a reduction of the Company’s minimum liquidity requirement from $9,000 to $5,000, with an effective date December 31, 2021 through June 30, 2022 and September 30, 2022, respectively. As at December 31, 2021 and 2020, the compensating cash balance required under the loan agreements is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at December 31, 2021 and 2020, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s loans for 2021 and 2020, was 2.90% and 3.32%, respectively.

For 2021, 2020 and 2019, interest expense on long-term debt amounted to $1,596, $1,710 and $416, respectively, and commitment fees amounted to $0, $6 and $55, respectively, and are included in Interest and finance costs in the accompanying consolidated statement of operations (Note 11). Accrued interest as of December 31, 2021 and 2020 amounted to $51 and $63, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at December 31, 2021, the maturities of the debt facilities described above, are as follows:

Principal Repayment
Year 1	$7,911
Year 2	7,911
Year 3	34,367
Total	$50,189

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

(b)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $84 and $184, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2021 and 2020 balance sheets. The monthly rent cost under the existing as of December 31, 2021 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.14 as of December 31, 2021). Rent costs have been reduced for the Company since the beginning of 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor is partially reimbursed for these rent payments by the state. Accordingly, rent expenses amounted to $47, $104 and $81 for 2021, 2020 and 2019, respectively, and are included in General and administrative expenses of the continuing operations in the accompanying consolidated financial statements.  The Company assessed that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as December 31, 2021, as no impairment indicators existed.
The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2021:

Amount
Year 1	$73
Year 2	20
Total	$93
Less imputed interest	(9)
Present value of lease liabilities	$84

Lease liabilities, current	66
Lease liabilities, non- current	18
Present value of lease liabilities	$84

10.     Changes in Capital Accounts

(a)          Company’s Preferred Stock: As at December 31, 2021 and 2020, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares and 1,200,000 have been designated Series B preferred shares. As at December 31, 2021 and 2020, no preferred stock was issued and outstanding.

(b)          Series B Preferred Stock and Warrants to purchase Series B Preferred Stock issued to Kalani Investments Limited: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or “Kalani”), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B-2 convertible preferred shares were convertible at any time at the option of the holder into common shares based on specific terms of the agreements. On March 24, 2019, the Series B-2 Preferred Warrants that were exercisable for Series B-2 Preferred Shares expired, in accordance with their terms.

In 2019, an aggregate of 6,470 preferred warrants were exercised for the sale of an equal number of preferred shares and in aggregate, 5,220 Series B convertible preferred shares were converted to 710,051 common shares, thus leaving 1,500 Series B convertible preferred shares outstanding as at December 31, 2019. In 2019, the Company received net equity proceeds, after deducting offering expenses payable by the Company, of $6,452. From January 1, 2020 and up to April 6, 2020, 1,100 Series B convertible preferred shares were converted to 195,215 common shares, thus leaving 400 Series B convertible preferred shares outstanding as at April 6, 2020. On April 6, 2020, the Company’s BOD members approved the re-purchase of the Company’s outstanding Series B-2 Preferred Shares, previously issued to Kalani, for a purchase price of $400. Following the BOD approval, the Company entered into an agreement with Kalani on April 7, 2020 for the re-purchase of all 400 Series B-2 convertible preferred shares outstanding, paid the purchase price of $400 and consequently cancelled the Series B-2 Preferred Shares.

(c)          Series C Preferred Stock issued to Diana Shipping Inc.: On May 30, 2017, the Company issued 100 shares of its then newly-designated Series C Preferred Stock, par value $0.01 per share, to Diana Shipping Inc., in exchange for a reduction of $3,000 in the principal amount of the Company’s then outstanding loan. The Series C Preferred Stock had no dividend or liquidation rights. The Series C Preferred Stock voted with the common shares of the Company, and each share of the Series C Preferred Stock entitled the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates would not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. As at December 31, 2019, the 100 Series C Preferred Stock remained outstanding. On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C Preferred Shares, held by Diana Shipping Inc., for a purchase price of $1,500. The Company’s disinterested BOD members had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company. On March 25, 2020, the Company agreed with Diana Shipping Inc. for the repurchase of the Series C Preferred Shares and on March 26, 2020, the Company paid the agreed purchase price and consequently cancelled the Series C Preferred Shares.

(d)          One-for-Ten Reverse Stock Split: With the intention of complying with NASDAQ’s minimum bid price requirements, the Company effected as of the opening of trading on November 2, 2020 a one-for-ten reverse stock split of its common shares, which was approved by shareholders at the Company’s 2020 Special Meeting of Shareholders held on October 29, 2020. The number of the Company’s common shares issued and outstanding at that date was reduced from 50,155,299 to 5,015,501. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

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

(f)          Shareholders’ Rights Agreement: On December 20, 2021, the Company entered into a Stockholders’ Rights Agreement (the “Rights Agreement”). Pursuant to the Rights Agreement, each share of the Company’s common stock includes one right, or a Right, that entitles the holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Participating Preferred Stock, par value $0.01 per share, at an exercise price of $50.00 per one one-thousandth of a Series A Preferred Stock, subject to specified adjustments. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company’s common stock in a transaction not approved by the Company’s board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of shares of the Company’s common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% or more of the Company’s common stock, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Under the Rights Agreement’s terms, it will expire on December 20, 2031. As at December 31, 2021, no Rights were exercised.

(g)          Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange, up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common share.

The Company will pay a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date. Each Series B Preferred Share is convertible at the option of the holder during the applicable conversion period and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below). Each Series B Preferred Share will have a fixed liquidation preference of $25.00 per share. The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Finally, Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company. As of December 31, 2021 no common shares have been exchanged as part of this offer. The tender offer expired on January 27, 2022 (Note 15).

The Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, will be established not earlier than one year from the date of original issuance of the Series B Preferred Shares. Their material anticipated terms are as follows: the Company will pay a 5.00% annual dividend on the Series C Preferred Shares either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; the Series C Preferred Shares will be convertible to Common Shares, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Shares, in whole or in part, at a conversion price equal to $5.50 per Common Share (as adjusted). Each Series C Preferred Share shall be entitled to a number of votes equal to the number of shares of Common Stock into which the share is then convertible multiplied by 10. Holders of the Series C Preferred Shares shall be entitled to vote with holders of Common Shares, voting together as a single class (with certain exceptions).

(h)          Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 120,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 30,000 shares for an exercise price of $10.00 per share, 25,000 shares for an exercise price of $12.50 per share, 20,000 shares for an exercise price of $15.00 per share, 15,000 shares for an exercise price of $20.00 per share, 15,000 shares for an exercise price of $25.00 per share, and 15,000 shares for an exercise price of $30.00 per share.

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 and (e) expected life of 5 years as at January 1, 2021. During 2021, no stock options were exercised and the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying consolidated statements of operations.

(i)          Compensation Cost on Restricted Common Stock: On February 15, 2018, the Company’s Board of Directors approved a one-time award of restricted common stock, which was proposed by the Company’s compensation committee, with an aggregate value of $5,000, to the Company’s executive officers and non-executive directors, in recognition of the successful refinancing of the Company’s RBS loan in 2017. In this respect, a number of 574,779 restricted shares were issued on February 15, 2019 and their number was defined based on the share closing price of February 15, 2019. One third of the shares vested on the issuance date and the remainder two thirds vested ratably over two years from the issuance date.

On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020 and the remainder three fourths vest ratably over three years from the issuance date. As at December 31, 2021, 471,605 restricted common shares remained reserved for issuance under the Plan.

During 2021, 2020 and 2019, aggregate compensation cost on restricted stock amounted to $134, $1,916 and $1,791 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2021 and 2020, the total unrecognized compensation cost relating to restricted share awards was $159 and $293, respectively.

During 2021, 2020 and 2019, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2018	10,780	$23.50
Granted	574,779	8.70
Vested	(196,983)	9.10
Forfeited or expired	-	-
Outstanding at December 31, 2019	388,576	$8.90
Granted	67,225	4.76
Vested	(355,702)	8.74
Forfeited or expired	-	-
Outstanding at December 31, 2020	100,099	6.71
Granted	-	-
Vested	(66,488)	7.70
Forfeited or expired	-	-
Outstanding at December 31, 2021	33,611	$4.76

As at December 31, 2021, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 1.49 years.

(j) At The Market Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. No shares have been sold during 2021, while subsequent to the balance sheet date and up to the date of issuance of these consolidated financial statements a number of shares of the Company’s common stock were issued as part of the ATM Offering (Note 15).

11.      Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2021	2020	2019
Interest expense on bank debt (Note 8)	$1,596	$1,710	$416
Amortization of deferred financing costs	143	325	154
Commitment fees and other	62	54	81
Total	$1,801	$2,089	$651

12.      Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For 2021, 2020 and 2019, the Company paid dividends of $0, $502, and $0, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards are used to purchase common shares at the average market price for the period. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock (Note 10) calculated with the “if converted” method and for 2020, it resulted to 70,087 shares, while no incremental shares were calculated from the application of the treasury stock method for the restricted shares. For 2021 and 2019, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards and the non-exercised stock options calculated with the treasury stock method, and also shares assumed to be converted with respect to the preferred convertible stock calculated with the “if converted” method.

For 2020, earnings attributable to common equity holders is adjusted by $1,500, being the difference between the fair value of the consideration paid for the re-purchase of the Series C preferred shares (Note 10) and the carrying amount of the shares surrendered. The $1,500 gain from repurchase has been allocated to continuing operations, as it derives from corporate decisions in connection with the restructuring of the Company’s share capital.

	2021		2020		2019
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss) from continuing operations	$(10,106)	$(10,106)	$2,295	$2,295	$(6,743)	$(6,743)
plus gain from repurchase of preferred shares	-	-	1,500	1,500	-	-
less income allocated to participating securities	-	-	(87)	(87)	-	-
Net income / (loss) available to common stockholders from continuing operations	(10,106)	(10,106)	3,708	3,708	(6,743)	(6,743)

Net income from discontinued operations	400	400	1,482	1,482	(25,314)	(25,314)

Total net income / (loss) available to common stockholders	(9,706)	(9,706)	5,190	5,190	(32,057)	(32,057)

Weighted average number of common shares outstanding	5,026,300	5,026,300	4,875,475	4,875,475	2,864,676	2,864,676
Effect of dilutive shares	-	-	-	70,087	-	-
Total shares outstanding	5,026,300	5,026,300	4,875,475	4,945,562	2,864,676	2,864,676

Earnings / (Loss) per common share, continuing operations	$(2.01)	$(2.01)	$0.76	$0.75	$(2.35)	$(2.35)

Earnings per common share, discontinued operations	$0.08	$0.08	$0.30	$0.30	$(8.84)	$(8.84)

Earnings / (Loss) per common share, total	$(1.93)	$(1.93)	$1.06	$1.05	$(11.19)	$(11.19)

13.      Income Taxes

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

Based on the trading and ownership of its stock, the Company believes that it satisfied the Publicly-Traded Test for its 2021 taxable year and intends to take this position on its 2021 U.S. federal income tax returns.  Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2021.

14.      Financial Instruments and Fair Value Disclosures

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

15.      Subsequent Events

(a)
Changes To The Composition of the Board Of Directors: On February 28, 2022, the election of Ms. Loïsa Ranunkel as a Class I Director and elections of Mr. Alex Papageorgiou and Mr. Mihalis Boutaris as Class III Directors were approved by the requisite vote at the Company’s 2022 Annual Meeting. Mr. Symeon Palios, Mr. Giannakis (John) Evangelou, Mr. Christos Glavanis did not stand for re-election. Effective February 28, 2022, Mr. Antonios Karavias and Mr. Reidar Brekke resigned from the Company’s board of directors. Also, effective February 28, 2022, the size of the Company’s board of directors decreased from seven to five members, and Ms. Aliki Paliou was appointed as Chairperson of the Company’s board of directors.

(b)
Completion of Exchange of Company’s Common Shares to New Series B Perpetual Preferred Shares: On January 27, 2022, the Tender Offer to Exchange Company’s common shares for new Series B Perpetual Preferred Shares was completed (Note 10), and a total of 2,834,612 common shares were validly tendered and accepted for exchange in the Exchange Offer, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 are beneficially owned by Mrs. Aliki Paliou, 28,171 are beneficially owned by Mr. Andreas Michalopoulos and 29,510 in aggregate are beneficially owned by the resigned board members (see paragraph (a) above).

(c)
At-The-Market (“ATM”) Offering: Subsequent to the balance sheet date and up to the date of issuance of these financial statements, a total of 190,363 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 10), and the net proceeds received, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $542.

(d)
Unsecured Credit Facility: On March 2, 2022, the Company entered into an unsecured credit facility with Mango Shipping Corp., whose beneficial owner is Ms. Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan has a term of one year from the date of the agreement, bears interest of 9.0% per annum, and will be drawn in arrears at the Company’s request. The agreement also provides for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. On March 9, 2022, an amount of $3,200 has been drawn under the credit facility.

(e)
Uncertainties caused by the Russo-Ukrainian War: The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.