Form 20-F
period 2022-12-31
Performance Shipping Inc.
filed 2023-04-28
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Not applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Andreas Michalopoulos, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-216-600-2400, Fax: + 30-216-600-2599, E-mail: amichalopoulos@pshipping.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value, including the Preferred stock purchase rights	“PSHG”	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 4,187,588 of the registrant’s common shares, par value $0.01, outstanding, 136,261 shares of the registrant’s Series B Convertible Cumulative Perpetual Preferred Stock outstanding and 1,314,792 shares of the registrant’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information – D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing and changes to our financial condition and liquidity, including our ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, our ability to continue as a going concern, our ability to pay dividends to holders of our preferred shares and common shares, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, the market for our vessels, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of the discontinuance of LIBOR on interest rates of our debt that reference LIBOR, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our common shares, our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars,” acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents, labor disputes or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, or operating results, or the trading price of our common shares.

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

•	If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.

•	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

•	An increase in operating costs could adversely affect our cash flows and financial condition.

•	Rising fuel prices may adversely affect our profits.

•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

•	We are subject to complex laws and regulations, including environmental regulations, that could require significant expenditures and affect our cash flows and net income.

•	We, or our in-house managers, may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business. In addition, labor interruptions could disrupt our business.

•
We operate our vessels worldwide and, as a result, our vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.

•	International hostilities and terrorist attacks could affect our results of operations and financial condition.

•	Outbreaks of epidemic and pandemic of diseases, such as the outbreak of COVID-19, and governmental responses thereto, could adversely affect our business.

•	Acts of piracy on ocean-going vessels could adversely affect our business.

•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our business, reputation and the market for our common shares.

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

•
Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

•	We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.

•
We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage, and may result in a denial of access to, or detention in, certain ports.

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

•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

Risks Relating to our Common Shares and Preferred Shares

•	Future sales of our common shares, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common shares to decline.

•
As a key component of our business strategy, we intend to issue additional common shares or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common shares.

•
Our ability to pay dividends on and to redeem our Series B Preferred Shares and Series C Preferred Shares, and therefore your ability to receive payments on the Series B Preferred Shares and Series C Preferred Shares, is limited by the requirements of Marshall Islands law and by our contractual obligations.

•
Our Series B Preferred Shares and Series C Preferred Shares are subordinated to our debt obligations, and the interests of the holders of Series B Preferred Shares and Series C Preferred Shares could be diluted by the issuance of additional shares, including other preferred shares, or by other transactions.

•	The Series B Preferred Shares and Series C Preferred Shares represent perpetual equity interests in us.

•
There is no established trading market for the Series B Preferred Shares or Series C Preferred Shares, which may negatively affect the market value of the Series B Preferred Shares and Series C Preferred Shares and your ability to transfer or sell them.

•
The Series B Preferred Shares and Series C Preferred Shares are only redeemable at our option and investors should not expect us to redeem the Series B Preferred Shares or Series C Preferred Shares in the future.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the ten year period from 2013 through 2022, time charter equivalent, or TCE, spot rates for an Aframax tanker trading between Curacao and Texas City fluctuated between $3,331 to $84,425 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

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

•
global and regional economic and political conditions and developments, including national oil reserve policies, fluctuations in industrial and agricultural production, armed conflicts, terrorist activities, trade wars, tariffs embargoes, and strikes;

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

•
increases in the production of oil in areas linked by pipelines to consuming areas, construction or expansion of new or existing pipelines or railways or conversion of existing non-oil pipelines to oil pipelines;

•	weather, natural disasters, and other acts of God;

•	economic slowdowns caused by public health events such as the COVID-19 pandemic or inflationary pressures and resultant governmental responses;

•	developments in international trade, including those relating to the imposition of tariffs;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and

•	international sanctions, embargoes, import and export restrictions, nationalizations, and wars or other conflicts, including the conflict in Ukraine.

The factors that influence the supply of tanker vessel capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and availability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;

•	conversion of tanker vessels to other uses;

•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;

•	availability of financing for new vessels;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnages;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion and weather delays; and

•	sanctions (in particular, sanctions on Russia, Iran and Venezuela, amongst others).

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

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to the broad impacts of the COVID-19 pandemic (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk, and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

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

Additionally, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (a bank unrelated to us and our activities). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition.

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

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets could adversely affect our results of operations and financial condition. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The lockdowns in certain cities in China resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. On the tanker market, the sanctions imposed by the EU on Russia affected imports of crude oil and petroleum products. This had a positive effect on the tankers’ charter market, as Europe had to import these amounts of crude oil and petroleum products from other sources of greater distance, increasing the overall ton-mile demand. If these conditions are sustained, the longer-term net impact on the tanker freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the U.K. from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.4% growth recorded for the year ended December 31, 2021. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common shares. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.

Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2022 and in 2021 we did not recognize any impairment losses, and in 2020, we recognized $0.34 million of impairment charges, from the classification of certain of our container vessels as held for sale within the respective year.

Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years, the value of a ten-year-old Aframax tanker has fluctuated widely within a range of $18.0 million to $45.0 million.

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply, and demand for crude oil and natural gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and natural gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In April 2020, the crude oil price fell to under $27.00 per barrel (the lowest price over the past ten years) following OPEC’s inability to reach an agreement in respect of oil production cuts. However, fuel may become much more expensive in the future as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. Over the past ten years, the price of crude oil has fluctuated widely within a range of $26.6 to $117.5 per barrel. An increase in oil prices in the future may reduce the profitability of our business. Other future regulations may have a similar impact.

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

Our success will depend largely on our ability and on the ability of Unitized Ocean Transport Limited, or UOT, our wholly owned subsidiary, which acts as our in-house manager, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition. Any inability we or UOT experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Continuing  war in Ukraine, the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, China and Taiwan, or the U.S. and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the tanker market. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the war in Russia and Ukraine, which could adversely affect our operations. Additionally, any further escalations of tension between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019).

Beginning in February 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The war in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could, in turn, adversely impact our business and operations.

Outbreaks of epidemic and pandemic diseases, such as COVID-19, and the related governmental responses thereto, could adversely affect our business.

Public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that spread to most nations around the globe resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, lockdown measures, and other emergency public health measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The impact of COVID-19 resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, contributed to downward pressure on rates in the tanker industry at times.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19.  The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID-19 cases after easing the lockdown restrictions nationwide. World Health Organization officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

The COVID-19 pandemic and measures to contain its spread negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise.  Negative impacts could occur, even after the pandemic itself diminishes or ends.

Measures against COVID-19 in a number of countries restricted crew rotations on our vessels. As a result, vessel operators experienced and may continue to experience in the future disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessel and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessel and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We expect to incur increased expenses due to incremental fuel consumption and days in which our vessel and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused a significant impact on our ability to embark and disembark crew members and on our seafarers themselves. During the global recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations.

The occurrence or continued occurrence of any of the foregoing events or other epidemics, or an increase in the severity or duration of the COVID-19 or other epidemics, could have a material adverse effect on our business, results of operations, cash flows, financial condition, the value of our vessels, and ability to pay dividends.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2022 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to 6.6 million in 2021, bringing the total number of electric cars to approximately 16.5 million, around triple the number from 2018. Electric car sales in the first quarter of 2022 were 2.1 million, up 75% from the same quarter of 2021. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets. IEA forecasts are for electric vehicles (“EVs”) to grow from 17 million in 2021 to 70 million registered vehicles by 2025 and 190 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 3.4 million barrels per day in 2030. IEA stated that EV operations in 2019 avoided the consumption of almost 0.6 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

According to the IEA, U.S. biodiesel production increased rapidly from 32,000 barrels per day in 2009 to 118,000 barrels per day in 2020, a growth of about 260% (that production was up from 112 thousand barrels per day in 2019). During the same period, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to a maximum of 5.6 million barrels per day in December 2018 before declining to 4.6 million barrels per day in January 2021 during the pandemic. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2022 and through the date of this report, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and without our consent.  If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. In particular, the war in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. Current or future counterparties of ours may be affiliated with persons or entities that are or may be, in the future, the subject of sanctions imposed by the governments of the U.S., European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could, in turn, negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

The U.K.’s withdrawal from the European Union (“EU”) may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017 (“Brexit”). The U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period was in place until December 2020, during which the U.K. remained subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The EU-UK Trade and Cooperation Agreement (“Cooperation Agreement”) was agreed on December 24, 2020, ratified by the UK Parliament on December 30, 2020 and has been provisionally applied by the EU from December 31, 2020. There is still uncertainty as to the practical consequences of the Cooperation Agreement and its impact on the future relationship between the U.K. and the EU over the short-, medium-, and long-term. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies, and financial markets.

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

The market values of our vessels are at low levels compared to historical averages. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2022, we had $128.5 million outstanding under our loan facilities and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facilities could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

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

In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the war between Russia and Ukraine or the resulting sanctions, which could adversely affect their ability to perform. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

Aliki Paliou may be deemed to beneficially own 1,314,792 Series C Preferred Shares, and through the beneficial ownership of such Series C Preferred Shares currently controls in excess of 84.8% of the voting power of our capital stock. As a result, Ms. Paliou has the power to exert considerable influence over our actions through her ability to control the outcome of any matter submitted to a vote of our shareholders, including the election of our directors and other significant corporate actions. The Series C Preferred Shares bear superior voting rights to our common shares and are entitled to vote on all matters on which our shareholders are entitled to vote, and further are convertible into our common shares. The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. For additional information regarding the terms of our Series C Preferred Shares, please see “Description of Capital Stock.”

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

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently, two of our debt facilities have interest rates that fluctuate with changes in LIBOR and hence significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

 Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that the publication of LIBOR will be phased out in mid-2023. As a result, lenders have insisted, and our lenders could in the future insist, on provisions that entitle the lenders, to replace published LIBOR as the base for the interest calculation with another equivalent rate negotiated between the parties and/or their cost-of-funds rate. The triggering of such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow. Certain of our existing financing arrangements include fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed the Secured Overnight Financing Rate, or “SOFR,” an alternative rate to replace U.S. Dollar LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us. Although we intend to agree to an alternative, market acceptable basis with the lenders under our credit facilities, and with the counterparties under any derivative instruments, to replace the applicable LIBOR rates with another reference rate in terms of rapidly developing marking practice being established by the Loan Markets Association (“LMA”) prior to any cessation of LIBOR there can be no assurance that we will be able to reach agreement on favorable terms or at all.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2022 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

If we are or have been a PFIC for any taxable year, U.S. holders of our common shares will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common shares if we are or were to be treated as a PFIC.

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

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation of the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of various costs necessary for the operation of our vessels such as crew, repairs and materials, and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

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

As of January 1, 2020, our fleet has been burning IMO compliant fuels except for our vessel P. Aliki that was acquired with an approved exhaust gas cleaning system for the compliance with the existing sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.

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

Since January 1, 2020, ships have been required to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engines, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated.  Under VIDA, all provisions of the VGP 2013 and United States Coast Guard (“USCG”) ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Currently USCG ballast water management regulations require mid-ocean ballast exchange programs and installations of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  New USCG regulations could require the installation of new equipment, which may cause us to incur substantial costs, which may adversely affect our profitability.

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

The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $45.0 million in 2022 to a low level of $18.0 million in 2013. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that our vessels’ current aggregate market value will be in excess of loan to value amounts required under our credit facility. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2022, and as of the date of this annual report.

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

Risks Relating to our Common and Preferred Shares

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

A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. On July 13, 2022, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our common shares for 30 consecutive business days, from May 27, 2022 to July 12, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Following the effectiveness of the 1-to-15 reverse stock split on November 15, 2022, we regained compliance with the minimum bid price requirement on November 30, 2022.  Furthermore, on April 18, 2023, we received written notification from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that because the closing bid price of our common stock for 30 consecutive business days, from March 6, 2023 to April 17, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, we are not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 16, 2023. We intend to cure this deficiency within the prescribed time period. However, if we fail to maintain compliance with Nasdaq’s continued listing standards and delist from the Nasdaq and our common shares are not subsequently listed and registered on another national securities exchange, we will be unable to meet certain transaction requirements that would effectively prevent us from offering and selling additional common shares under this registration statement.

Since June 2016, we have effected eight reverse stock splits of our common shares, each of which was approved by our board of directors and by our shareholders at an annual or special meeting of such shareholders. There were no changes to the trading symbol, number of authorized shares, or par value of our common shares in connection with any of the reverse stock splits. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect these reverse stock splits.

The market price of our common shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control.

During the period from January 1, 2022 to April 25, 2023, the trading price of our common shares has ranged from an intra-day high of $71.25 on March 8, 2022 to an intra-day low of $0.68 on March 15, 2023, in each case as adjusted for the one-for-fifteen reverse stock split effective on November 15, 2022.

Among the factors that have in the past and could in the future affect our stock price are:

•	the failure of securities analysts to publish research about us, or analysts to make appropriate changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions, including inflationary pressures;

•	terrorist or piracy acts;

•	unforeseen events, such as natural disasters or pandemics (including the COVID-19 pandemic);

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine;

•	actual or anticipated fluctuations in our operating results from period to period;

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	the loss of any of our key management personnel;

•	our failure to successfully implement our business plan;

•	future sales of our common shares or other securities;

•	stock splits or reverse stock splits; and

•	investors’ perception of us and the international tanker sector.

These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares of companies in this industry may be volatile as a consequence. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and the war in Ukraine, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. This market and share price volatility relating to the effects of COVID-19 or the war in Ukraine, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have at certain times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. For example, over a period of three trading days from August 9, 2022 through August 11, 2022, the trading price of our common shares ranged from an intra-day high of $9.75 to an intra-day low of $5.25. Such price volatility could cause purchasers of our common shares to incur substantial losses. With respect to certain such instances of trading volatility, including the period beginning on August 9, 2022, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

Extreme fluctuations in the market price of our common shares may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our common shares and our other securities, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors. In particular, a proportion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our common shares, creating further price volatility. A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to sudden extreme price volatility in our common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

Further, shareholders may institute securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common shares, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common shares to decline.

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 common shares, of which 11,903,406 shares were issued and outstanding as of April 25, 2023.

As of the date of this report, 1,485,862 of our Series C Preferred Shares are currently issued and outstanding. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares equal to the Series C Preferred Share liquidation preference of $25.00 divided by a conversion price equal to $1.3576 (subject to adjustment from time to time). The conversion price is subject to customary adjustments, including for any stock splits, reverse stock splits or stock dividends, and will also be adjusted to equal the lowest price at which common shares are sold by us in any registered offering, provided that such adjusted conversion price shall not be less than $0.50. For additional information regarding the terms of our issued and outstanding Series C Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3.D Risk Factors—Aliki Paliou, one of our directors, has acquired a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

We may offer and sell our common shares or securities convertible into our common shares from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common shares could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common shares or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common shares. The issuance of such additional common shares would also result in the dilution of the ownership interests of our existing shareholders.

As a key component of our business strategy, we intend to issue additional common shares or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common shares.

We have in the past conducted significant offerings of our common shares and securities convertible into common shares pursuant to previous public and private offerings of our equity and equity-linked securities. As a key component of our business strategy, we plan to finance potential future expansions of our fleet in large part through a combination of cash on hand, equity and debt financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 common shares and 25,000,000 preferred shares, each with a par value of $0.01 per share. Therefore, subject to Nasdaq rules that are applicable to us, we may issue additional common shares and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

We have filed a registration statement on Form F-3 which will, when declared effective by the SEC, be available for the registered sale of up to $250.0 million of our securities.

In addition, we may be obligated to issue pursuant to the terms of outstanding convertible securities, options or warrants:

•	any common shares issuable pursuant to the exercise of conversion rights under our Series C Preferred Shares, of which 1,485,862 shares are currently outstanding;

•	8,000 common shares issuable upon the exercise of outstanding options exercisable at a price range between $150.00 and $450.00 per share, for a term expiring January 1, 2026;

•	up to 567,366 common shares issuable upon the exercise of our Class A Warrants (at an exercise price of $15.75 per share) which expire in January 2028;

•
up to 1,133,333 common shares that may be issued upon the exercise of warrants (the “July 2022 Warrants”) issued pursuant to a registered direct offering on July 19, 2022 (at an exercise price of $1.65 per share as of April 25, 2023) which expire in January 2028;

•
up to 2,222,222 common shares that may be issued upon the exercise of warrants (the “August 2022 Warrants”) issued pursuant to a registered direct offering on August 12, 2022 (at an exercise price of $1.65 per share as of April 25, 2023) which expire in August 2027;

•
up to 1,021,800 common shares that may be issued upon the exercise (at an exercise price of $2.25 per share as of April 25, 2023) or exchange of the Series A Warrants on a cashless basis, which expire in March 2028; and

•	up to 4,167,000 common shares that may be issued upon the exercise of the Series B Warrants (at an exercise price of $2.25 per share as of April 25, 2023) which expire in March 2028.

Our existing common shareholders will experience significant dilution if we sell shares at prices significantly below the price at which they invested. We may issue additional common shares or other equity securities of equal or senior rank in the future to raise additional capital in connection with, among other things, debt prepayments, future vessel acquisitions, payment of dividends on our Series B or Series C Preferred Shares, redemptions of our Series C Preferred Shares, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Holders of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series of shares and, therefore are at risk of dilution.

Our issuance of additional common shares or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the relative voting strength of each previously outstanding share may be diminished;

•	the market price of our common shares may decline; and

•	the amount of cash available for dividends payable on our common shares, if any, may decrease.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders or by holders of securities convertible into common shares, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.

The issuance of common shares in future offerings may trigger anti-dilution provisions in our outstanding convertible securities and warrants and affect the interests of our common shareholders.

The July 2022 Warrants, August 2022 Warrants and Series C Preferred Shares contain anti-dilution provisions that have been triggered by our subsequent issuance of securities, and those of the Series C Preferred Shares, and any other securities we issue in the future containing similar anti-dilution provisions, could be further triggered by future issuances of common shares or securities convertible into common shares, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Pursuant to the anti-dilution provisions of the July 2022 Warrants and the August 2022 Warrants, the exercise price was adjusted and currently is equal to the minimum exercise price under such warrants of $1.65 per common share.  Any future issuance or deemed issuance of common shares below the applicable conversion price of the Series C Preferred Shares may result in a further adjustment downward of the conversion price of the Series C Preferred Shares and would result in a corresponding increase in the number of common shares issuable upon conversion of such securities. The current conversion price of the Series C Preferred Shares is $1.3576 per common share, subject to anti-dilution adjustments to a minimum conversion price of $0.50. Generally, the anti-dilution provisions of the Series C Preferred Shares will operate to adjust the conversion price to the lowest price at which we sell shares in any future offering, if such price is below the then-applicable conversion price and equal to or greater than the minimum conversion price. If the holders of such securities elect to convert or exercise following an adjustment of the exercise or conversion price of such securities, the interests of the holders of our common shares may be diluted.

We cannot assure you that our board of directors will declare dividend payments on our common shares in the future, or when such payment might occur.

On October 20, 2020, we announced that our board of directors approved a new variable quarterly dividend policy, after previously suspending the quarterly cash dividend on our common shares since the quarter ended June 30, 2016. On November 9, 2020, we made a dividend payment in the aggregate amount of $0.01 per share (or $0.10 per share as adjusted for the reverse stock split effected on November 2, 2020) to the shareholders of record at the close of business on October 30, 2020, with respect to the third quarter of 2020. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments in the future. If declared, our variable quarterly dividend is expected to be paid each February, May, August and November and will be subject to reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law, among other factors. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

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

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this report. Our growth strategy contemplates that we will finance the acquisition of additional tanker vessels through a combination of primarily equity capital and, to a lesser extent, cash on hand and debt financing on terms acceptable to us. If external sources of funds on terms acceptable to us are limited, our board of directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth in this report.

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

Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common shares upon our liquidation, may adversely affect the market value of our common shares.

In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes, and classes of preferred stock. Upon liquidation, holders of our debt securities and certain series of our preferred stock, and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Any preferred stock could, and our Series B Preferred Shares and Series C Preferred Shares do, have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common shares. Because our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future indebtedness or offering of securities. Therefore, holders of our common shares bear the risk of our future offerings reducing the market value of our common shares and diluting their shareholdings in us or that in the event of bankruptcy, liquidation, dissolution, or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stock or lenders with respect to our credit facilities and other borrowings.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares and Series C Preferred Shares following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on the Series B Preferred Shares and Series C Preferred Shares only from funds legally available for such purpose when, as, and if declared by our Board of Directors, or, at our option, through the issuance of additional common shares, valued at the volume-weighted average price of the common shares for the 10 trading days prior to the dividend payment date. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem the Series B Preferred Shares or Series C Preferred Shares. The amount of cash we can use to pay dividends or redeem our Series B Preferred Shares or Series C Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our Board of Directors;

•
restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future indebtedness; and

•
our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and the other factors, many of which are beyond our control.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, and our Board of Directors, at its discretion, may elect not to declare any dividends. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Our ability to pay dividends on and to redeem our Series B Preferred Shares and Series C Preferred Shares, and therefore your ability to receive payments on the Series B Preferred Shares and Series C Preferred Shares, is limited by the requirements of Marshall Islands law and by our contractual obligations.

Marshall Islands law provides that we may pay dividends on and redeem the Series B Preferred Shares and Series C Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law, we may not pay dividends on or redeem Series B Preferred Shares or Series C Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Further, the terms of some of our outstanding or future credit facilities may prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B Preferred Shares and Series C Preferred Shares, or redeeming, purchasing, acquiring or making a liquidation payment on preferred stock in certain circumstances.

Our Series B Preferred Shares and Series C Preferred Shares are subordinated to our debt obligations, and the interests of the holders of Series B Preferred Shares and Series C Preferred Shares could be diluted by the issuance of additional shares, including other preferred shares, or by other transactions.

Our Series B Preferred Shares and Series C Preferred Shares are subordinated to all of our existing and future indebtedness. We may incur additional indebtedness under our existing or future credit facilities or other debt agreements. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series B Preferred Shares and Series C Preferred Shares.

Our Series B Preferred Shares and Series C Preferred Shares rank pari passu as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series C Preferred Shares and Series B Preferred Shares are paid, any partial payment shall be made pro rata with respect to the Series C Preferred Shares and any Series B Preferred Shares entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

The issuance of additional preferred shares on a parity with or senior to our Series B Preferred Shares and Series C Preferred Shares would dilute the interests of the holders of our Series B Preferred Shares and Series C Preferred Shares, and any issuance of such additional preferred shares or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares and Series C Preferred Shares.

The Series B Preferred Shares and Series C Preferred Shares represent perpetual equity interests in us.

The Series B Preferred Shares and Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series B Preferred Shares and Series C Preferred Shares may be required to bear the financial risks of an investment in the Series B Preferred Shares and Series C Preferred Shares for an indefinite period of time.

There is no established trading market for the Series B Preferred Shares or Series C Preferred Shares, which may negatively affect the market value of the Series B Preferred Shares and Series C Preferred Shares and your ability to transfer or sell them.

There is no established trading market for the Series B Preferred Shares or Series C Preferred Shares. We do not intend to apply to list the Series B Preferred Shares or Series C Preferred Shares on any stock exchange or in any trading market.

Since the Series B Preferred Shares and Series C Preferred Shares will have no stated maturity date, holders of Series B Preferred Shares and Series C Preferred Shares may be forced to hold such shares indefinitely, with no guarantee as to ever receiving the liquidation preference. No trading market for the Series B Preferred Shares or Series C Preferred Shares is expected to develop, and holders of Series B Preferred Shares or Series C Preferred Shares may not be able to transfer or sell such shares, and, if they do, the price received may be substantially less than the stated liquidation preference.

The Series B Preferred Shares and Series C Preferred Shares are only redeemable at our option and investors should not expect us to redeem the Series B Preferred Shares or Series C Preferred Shares in the future.

We may redeem, at our option, all or from time to time part of, the Series C Preferred Shares, at any time, on or after the date that is the date immediately following the 15-month anniversary of the first date of issuance of the Series C Preferred Shares, subject to any applicable restrictions in agreements governing our current or future indebtedness and Marshall Islands law. If we redeem the Series C Preferred Shares, holders of the Series C Preferred Shares will be entitled to receive a redemption price equal to $25.00 plus any accumulated and unpaid dividends thereon to and including the date of redemption (or, if less than 25% of the authorized number of Series C Preferred Shares are outstanding, we may pay the redemption price in common shares). Additionally, we may redeem, at our option, all or from time to time part of, the Series B Preferred Shares, at any time, on or after the date that is the date immediately following the 15-month anniversary of the first date of issuance of the Series B Preferred Shares, subject to any applicable restrictions in agreements governing our current or future indebtedness and Marshall Islands law. Any decision we may make at any time to propose a redemption of the Series B Preferred Shares or Series C Preferred Shares will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time, and investors should not expect us to redeem the Series B Preferred Shares or Series C Preferred Shares on any particular date in the future, or at all. If the Series B Preferred Shares or Series C Preferred Shares are redeemed, it generally will be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the Series B Preferred Shares or Series C Preferred Shares in a similar security or at similar rates. We may elect to exercise our redemption right on multiple occasions. Any such optional redemption for cash would be effected only out of funds legally available for such purpose.

We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries, which are directly or indirectly wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends. Also, our subsidiaries are limited by Marshall Islands law which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know (i) if the E.U. will once again remove the Marshall Islands from the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we remain as an entity organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for our investors to enforce judgments of U.S courts against us.

We are incorporated in the Republic of the Marshall Islands. Substantially all of our assets are located outside the United States. All of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside of the U.S. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

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

Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC and amended to change the name of the company to Performance Shipping USA LLC as of November 20, 2020, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. The address of our Internet site is http://www.pshipping.com/.

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

In February 2020, the election of Andreas Michalopoulos as Class I Director of the Company was approved by the requisite vote at our 2020 Annual General Meeting of Shareholders, or the 2020 Annual Meeting. Also, effective as of the date of the 2020 Annual Meeting, Anastasios Margaronis, Nikolaos Petmezas, and Ioannis Zafirakis resigned from our board of directors due to other business commitments. Our board of directors appointed Christos Glavanis and Aliki Paliou to the board of directors, effective as of February 28, 2020, to fill the existing vacancies created by the resignations of Anastasios Margaronis and Nikolaos Petmezas. Christos Glavanis was also appointed as Chairman of the Compensation Committee. Finally, also effective February 28, 2020, Anastasios Margaronis resigned from his position as our President, Ioannis Zafirakis resigned as our Chief Strategy Officer and Secretary, and Semiramis Paliou resigned as our Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. On the same date, Andreas. Michalopoulos was appointed to replace Ioannis Zafirakis as Secretary. From October 31, 2019, to October 2020, Andreas Michalopoulos held the position of Deputy Chief Executive Officer. In October 2020, we announced that our board of directors appointed Andreas Michalopoulos to the position of Chief Executive Officer following the retirement of Symeon Palios from that position. Our board of directors also appointed Anthony Argyropoulos to the position of Chief Financial Officer of the Company, succeeding Andreas Michalopoulos in that capacity.

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

In October 2020, we announced that our board of directors approved a new dividend policy pursuant to which we may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November. Our board of directors declared its first such dividend on its common shares of $0.10 per share (or $0.01 per share before the adjustment for the reverse stock split of November 2, 2020), in accordance with the newly approved policy. The cash dividend was payable on November 9, 2020, to the shareholders of record at the close of business on October 30, 2020.

On November 2, 2020, we effected a one-for-ten reverse stock split, which our shareholders approved at the special meeting of shareholders held on October 29, 2020.

In November 2020, we contracted to acquire from an unaffiliated party the tanker vessel P. Yanbu for a gross purchase price of $22.0 million. The vessel was delivered to us in December 2020.

In December 2020, we entered into an agreement for a new amortizing term loan facility of up to $31.5 million with Piraeus Bank S.A. (“Piraeus”) through three of our separate wholly owned subsidiaries. Proceeds from the facility were used to refinance outstanding indebtedness relating to P. Fos and P. Kikuma under an existing term loan facility with Nordea Bank Abp, filial i Norge, and to partially finance our acquisition of P. Yanbu. Also, in December 2020, we entered into a supplemental loan agreement with Nordea to amend certain terms of our existing loan agreement. For additional information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”

On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years. The stock options were granted pursuant to, and in accordance with, our Equity Incentive Plan.

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

On December 20, 2021, we entered into a Stockholders’ Rights Agreement dated as of December 20, 2021, between the Company and Computershare Inc., as rights agent, and our board of directors authorized and declared a dividend distribution of one right for each outstanding common share to stockholders of record as of the close of business on December 30, 2021. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $50.00 per one one-thousandth of a preferred share, subject to adjustment. For additional information, please see “Item 10. Additional Information—B. Memorandum and Articles of Association —Stockholders’ Rights Agreement.”

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

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp. (“Mango Shipping”), an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The facility, which was repayable in one year from the date of the agreement, was utilized in advances at our request and bore interest of 9.0% per annum and commitment fees of 3.0% per annum on any undrawn amount. Arrangement fees of $0.2 million were payable on the date of the agreement.

On June 1, 2022, we completed a public offering of 508,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.01 per common share, and (ii) one Class A Warrant to purchase one common share at an exercise price equal to $15.75 per Common Share (a “Class A Warrant”), at a public offering price of $15.75 per unit.

In June 2022, we acquired the tanker vessel P. Sophia (formerly “Maran Sagitta”), a 2009-built Aframax tanker of 105,071 dwt for $27.6 million. The vessel was delivered to us in July 2022.

On July 19, 2022, we issued 1,133,333 of our common shares in a registered direct offering concurrently with a private placement of warrants (the “July 2022 Warrants”) exercisable to purchase up to 1,133,333 common shares for an exercise price of $5.25 (currently $1.65 per common share, as adjusted pursuant to the terms of the July 2022 Warrants), for a purchase price of $5.25 per common share and July 2022 Warrant.

On August 16, 2022, in a registered direct offering, we issued 2,222,222 of our common shares and warrants to purchase up to 2,222,222 common shares (the “August 2022 Warrants”), each exercisable to purchase one common share for an exercise price of $6.75 (currently $1.65 per common share, as adjusted pursuant to the terms of the August 2022 Warrants), for a purchase price of $6.75 per share and August 2022 Warrant.

In August 2022, we acquired the tanker vessel P. Aliki (formerly “Alpine Amalia”), a 2010-built LR2 Aframax oil product tanker of 105,304 dwt, for $36.5 million. The vessel was delivered to us in November 2022.

In September 2022, we acquired the tanker vessel P. Monterey (formerly “Phoenix Beacon”), a 2011-built Aframax tanker vessel of 105,525 dwt, for $35 million. The vessel was delivered to us in December 2022.

In October 2022, we sold the 2007-built Aframax tanker vessel P. Fos for $34.0 million and delivered the vessel to her new owners in November 2022.

On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango, in a private placement, 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4.93 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of an unsecured credit facility agreement dated March 2, 2022 and made between us as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. We subsequently repaid the remaining amounts of $0.07 million due and terminated the credit facility. The transaction was approved by a special independent committee of our Board of Directors.

In November 2022, we acquired the tanker vessel P. Long Beach (formerly “Fos Hamilton”), a 2013-built LR2 Aframax tanker vessel of 105,408 dwt, for $43.75 million. The vessel was delivered to us in December 2022.

On November 8, 2022, our Board of Directors determined to effect a reverse stock split of our common shares at a ratio of one-for-fifteen. Our shareholders had previously approved the reverse stock split at the Company’s Special Meeting of Shareholders held on November 7, 2022. The reverse stock split was effective as of the opening of trading on November 15, 2022. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

On November 30, 2022, we regained compliance with the minimum bid price requirements for continued listing on the Nasdaq Capital Market, as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for at least ten consecutive business days, from November 15, 2022 through November 29, 2022.

On December 9, 2022, we entered into an ATM Sales Agreement with Virtu Americas LLC (the “ATM Agreement”), as sales agent, pursuant to which we offered and sold, from time to time, up to an aggregate of $30 million of our common shares. We terminated the ATM Agreement on February 27, 2023. Prior to termination, we issued and sold 365,196 common shares under the ATM Agreement at an average price per share of US$3.30, raising total gross proceeds of approximately $1.2 million, net of agent’s commissions.

On February 13, 2023, we notified our Series B preferred stockholders, that pursuant to the effective registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and we collected gross proceeds of $0.6 million.

On February 22, 2023, the re-election of Andreas Michalopoulos and Loïsa Ranunkel, each as a Class I director was approved by the requisite vote at our 2023 Annual Meeting.

On February 28, 2023, we entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase (i) 5,556,000 of our common shares, (ii) Series A warrants (the “Series A Warrants”) to purchase 3,611,400 Common Shares and (iii) Series B warrants (the “Series B Warrants”) to purchase 4,167,000 Common Shares, at a purchase price of $2.25 per common share together with the accompanying Series A and Series B Warrants in a registered direct offering. The gross proceeds to us were approximately $12.5 million before deducting the placement agent’s fees and other offering expenses. Subsequent to the closing, we received exercise notices for 2,589,600 Series A warrants, and thus, 2,589,600 common shares were issued for no cash consideration, according to the terms of the Form of Warrant.

On March 8, 2023, we announced that we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a 114,000 DWT LNG ready LR2 Aframax product/crude oil tanker for a contract price of US$62.6 million, net of commission to third party. We expect to take delivery of the vessel in the fourth quarter of 2025. In April 2023, we paid the first installment of $9.5 million, as per the terms of the shipbuilding contract.

In April 2023, our Board of Directors authorized a Share Buyback Plan to purchase up to an aggregate of $2.0 million of our common shares. The Board of Directors’ authorization of the Plan expires on March 31, 2024. Any repurchases pursuant to the Plan will be made at management’s discretion at prices considered to be attractive and in the best interests of both the Company and its shareholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, applicable securities laws and the Company’s financial performance.  From April 4, 2023 through April 25, 2023, we have repurchased 654,599 common shares of gross value $0.6 million. We cancel the common shares repurchased as part of this plan.

On April 18, 2023, we received written notification from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that because the closing bid price of our common stock for 30 consecutive business days, from March 6, 2023 to April 17, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, we are not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 16, 2023. We intend to cure this deficiency within the prescribed time period.

B.	Business Overview

We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our fleet consists of eight Aframax tanker vessels with a combined carrying capacity of 851,825 DWT and a weighted average age of approximately 12.4 years, and also one newbuild LR2/Aframax tanker vessel of which we expect to take delivery in 2025. At our inception in January 2010, our business was focused on the ownership of container vessels and we have since gradually transitioned to a purely tanker fleet, completing our exit from the containership sector in August 2020.

During 2022, 2021 and 2020, fleetwide, we had a fleet utilization (including ballast leg) of 96.8%, 85.5% and 89.7%, respectively, our vessels achieved a daily time charter equivalent rate of $29,579, $9,963 and $18,745, respectively, and we generated revenues from our container and tanker vessels of $75.1 million, $36.5 million, and $46.3 million, respectively.

Our tankers fleet (continuing operations), during 2022, 2021 and 2020, had a fleet utilization (including ballast leg) of 96.8%, 85.5%, and 88.1% respectively, achieved a daily time charter equivalent rate of $29,579, $9,963, and $20,228, respectively, and generated voyage and time charter revenues of $75.1 million, $36.5 million, and $42.0 million, respectively.

During 2020, our container vessels (discontinued operations) had a fleet utilization of 96.6%, achieved a daily time charter equivalent rate of $12,500, and generated time charter revenues of $4.2 million.

Set forth below is summary information concerning our fleet as of April 26, 2023.
Vessel	Year of Build	Capacity	Builder	Charter Type
			Aframax Tanker Vessels
BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co. Ltd.	Pool
P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co. LTD.	Pool
P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co. LTD.	Time charter
P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co. LTD.	Time charter
P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co. LTD.	Pool

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

Growing Sector Presence. While we cannot assure you that we will do so, we intend to grow our fleet over time primarily through selective acquisitions of secondhand vessels. This will increase our market presence and enhance our attractiveness to charterers and other customers, including major oil companies, oil traders, and refineries. We believe that by expanding our fleet, we will gain a significant presence in the tanker vessel market, enabling us to offer customers greater flexibility and a higher level of service while achieving greater efficiencies through economies of scale and enhanced vessel utilization.

Continuous Fleet Renewal. We are focused on renewing our fleet as our vessels age. We plan to acquire younger vessels as we dispose of our older ones to continuously renew and replace our fleet. We expect that this will, in part, be funded through our mandatory debt repayments and replacement reserves and will enable us to maintain a fleet of modern, high-specification tankers.

Secondhand Acquisitions. We expect to grow our fleet primarily through selective acquisitions of secondhand tanker vessels from unaffiliated third parties. We may acquire vessels upon their delivery from the shipyard or may enter into newbuilding contracts opportunistically. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the seaborne transportation of crude oil and refined petroleum products, changes in trading patterns, the cash flow currently earned and our expectation of future cash flows to be earned by the target vessel relative to its value, as well as its condition and technical specifications.

Management

Significant Management Expertise. We believe that our executive management team has extensive public company and vessel operations experience. In the competitive tanker vessel industry, charterers are focused on the quality of vessel operators and we believe that our wholly owned subsidiary fleet manager has a reputation as a respected commercial and technical manager. The long experience of our executive, commercial and technical management team ensures we have established relationships with charterers, financial institutions, insurers, suppliers, ship repair yards, and other industry participants. We believe that these relationships will assist us in further developing our position as a sought-after business partner with our charterers and provide access to attractive acquisition opportunities.

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

Commercial

Spot Market Focus. Our commercial policy is focused mainly on voyage charters and short-term time charters of less than 12 months and, in some cases, medium-term charters of less than 36 months to provide our shareholders with exposure to cyclical fluctuations in charter rates. When available, we will also consider entering pool arrangements or time charters with a fixed floor rate and profit-sharing participation in the spot market. Our spot market focus should allow us and our shareholders to realize the benefits from rising charter rates. Still, the spot market is very volatile, and our strategy will also expose us and our shareholders to periods when spot rates decline below the cash breakeven level of our fleet. In line with our strategy, our current fleet of tankers operate primarily under voyage charters and through pool arrangements that enhance our spot market exposure and enable us to achieve economies of scale, obtain increased cargo, better flow of information and greater vessel utilization.

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

Financial

Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that having a level of indebtedness upon its incurrence that is at or below our target will allow us to operate in adverse market conditions. On December 31, 2022, our outstanding debt was $128.5 million, we held approximately $39.7 million in cash and restricted cash, and our ratio of net debt to the value of our fleet was approximately 25%. We expect that as we grow our fleet, our net debt upon its incurrence will gradually fall below our target.

Equity Capital Reliance. We expect to partially rely on follow-on offerings of common shares to fund the acquisition primarily of additional secondhand tanker vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. The issuance of common shares to grow our fleet generally may increase our market capitalization and the trading activity for the common shares, but there can be no assurances that such increases will materialize or be sustained. In addition, our reliance on follow-on offerings of our common shares may significantly dilute existing shareholders.

Governance

In-House Management. We wholly own, directly or indirectly, the subsidiaries that own the vessels comprising our fleet. Our executive management team’s responsibilities include working to ensure the implementation of our business strategy, general corporate oversight, interfacing with financial markets, and supervising the day-to-day commercial and technical management teams. The day-to-day commercial and technical management of our fleet, and the provision of administrative services relating to the fleet’s operations, is carried out by our wholly owned subsidiary company, UOT, our fleet manager. For accounting and administrative purposes only, in exchange for providing us with commercial and technical services, we pay UOT certain fees and commissions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Transparent Corporate Structure. In addition to performing all management functions in-house, we maintain a majority independent board of directors comprising of individuals with extensive experience in all aspects of our business. We do not intend to enter into any transactions with related parties for the acquisition or disposal of vessels. Members of our executive, commercial, and technical management teams have no other ownership in other tanker vessel companies, and do not have any executive positions in other public or private shipping companies.

Our Customers

Our customers include national, regional, and international companies, such as Aramco Trading Company, Dhahran, Saudi Arabia, BP Singapore PTE LTD, Reliance Industries Limited, Nayara Energy Limited, Trafigura. In 2022, two of our charterers accounted for 59% of our revenues: Signal Maritime Aframax Pool LTD (41%) and Penfield Tankers (Aframax) LLC (18%). In 2021, two of our charterers accounted for 43% of our revenues: Aramco Trading Company, Dhahran, Saudi Arabia (26%) and Vitol (17%). During 2020, the charterer Aramco Trading Company, Dhahran, Saudi Arabia accounted for 20% of our revenues. We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels’ employment.

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

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Historically, peaks in tanker vessel demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker vessel demand will affect any spot market-related rates that we may receive.

Environmental and Other Regulations in the Shipping Industry

International, Federal, State, and local regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state, and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation, and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations, and other requirements, entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled rigorous inspections. These entities include the local port authorities (applicable national authorities such as the Ports State Controls (PSC) or USCG, harbormaster or equivalent), classification societies, flag state administrations (countries of registry), and particularly the charterers through the SIRE inspection regime and terminal inspections. SIRE inspection program stands for Ship Inspection Report and is a comprehensive, worldwide inspection regime utilizing inspectors with common training and oversight to inspect oil tankers, chemical tankers, and gas carriers, based on a standardized set of questions and requirements known as the SIRE Vessel Inspection Questionnaire. Certain of these entities require us to obtain permits, licenses, certificates, and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms. MARPOL applies to vessels of any type, operating in the marine environment, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements for double hull oil tankers at the first renewal survey of double hull oil tankers became effective. We may need to make certain financial expenditures to comply with these amendments.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard ships. Effective January 1, 2020, there has been a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and relating to the sampling and testing of onboard fuel oil, became effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content over 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and the United States Caribbean Sea area. In December 2022, the MEPC adopted a resolution establishing a new ECA for the Mediterranean Sea as a whole.  These amendments will enter into force on May 1, 2024, however ships operating in this ECA will be exempted from compliance with the 0.10%m/m sulfur content standard for fuel oil until July 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs may see increased operational costs due to the higher price of fuel with low sulfur content and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI also establishes tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted, which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters, and the Norwegian Sea), came into effect in January 2021.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made certain measures mandatory relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy-efficient than those built-in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, to reduce the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, under different values set for ship types and categories. Concerning the CII, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements became effective in January 1, 2023. Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include a methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before January 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved per IMO Guidelines (Regulation D-3). Under the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved per BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, requiring all ships to meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in 2022.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service, or before an International Anti-fouling System Certificate is issued for the first time and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which includes controls on the biocide cybutryne; ships shall not apply cybutryne or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation), for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, which rolled back certain reforms regarding the safety of drilling operations. In 2022, revisions to the Well Control Rule were proposed which may affect offshore drilling operations and cause us to incur additional costs to comply. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the “Navigable Waters Protection Rule,” to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and became effective on March 20, 2023.  The revised WOTUS rule replaces the 2020 Navigable Waters Protection Rule and generally reflects an expansion of the CWA jurisdiction.  In April 2023, a U.S. District Judge in North Dakota temporarily blocked enforcement of the revised WOTUS rule in a number of states, and the United States Supreme Court is considering the scope of the rule with respect to wetlands.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water.  On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated.  Under VIDA, all provisions of the VGP 2013 and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Currently USCG ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  Until new USCG regulations are final and enforceable, non-military non-recreational vessels at least 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

Compliance with the EPA, U.S Coast Guard, and state regulations requires the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the package: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from the year 2021, and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals have been agreed and the official publication of the legal text is imminent. We note that from a risk management perspective, new systems, personnel, data management systems, cost recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspects of ETS compliance.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy-efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, to facilitate early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU-flagged vessels will need a Statement of Compliance.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by the type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berths in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met.  New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDD”) has also been proposed as part of the Fit for 55 Package and establishes a corporate due diligence duty. The aim of this Directive is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. The CSDD is also to apply to large companies. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDD compliance which will likely commence from 2025 onwards.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and according to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing for a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. The United States rejoined the Paris Agreement on February 19, 2021

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships was approved. Following this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels, and/or energy sources for international shipping will be integral to achieving the overall ambition. These regulations could cause us to incur substantial additional expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

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

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered.  The EPA held a public hearing in January 2023 on the proposal and anticipates issuing a final rule by the end of 2023.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Arabian Sea area and the West Africa area, including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures per Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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

The Class and Statutory Certificates need to be renewed every five (5) years. A vessel must undergo a five-year survey cycle consisting of periodical surveys, such as annual and intermediate surveys, and special or renewal surveys. Periodical surveys are carried out to confirm the vessel’s compliance with Rules and Regulations. In the scope of ensuring the vessel’s structural integrity, a docking survey is required twice in the five-year cycle and without exceeding a 36 month interval between surveys. Vessels younger than fifteen (15) years old can be exempted from the intermediate docking survey by an Underwater Inspection to Class acceptance. In lieu of a special survey, the vessel’s Machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. In addition, Hull and Construction are surveyed and tested, resulting in the renewal of Class and Statutory Certificates. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, docking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

While we maintain hull and machinery insurance, war risks insurance, loss of hire, protection and indemnity cover and freight, demurrage and defense cover for our vessels in amounts and with deductibles (if applicable) that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe we procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurance

We maintain for our vessels marine hull and machinery and war risks insurance, which covers, among other risks, the risk of actual or constructive total loss. Our vessels are each covered up to at least market value with deductibles which vary according to the size and value of the vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses including injury or death of crew, passengers, and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, wreck removal, and salvage, towing and other related costs. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to approximately $8.2 billion. As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls may be made by the P&I Associations based on estimates of premium income and anticipated and paid claims, and such estimates are adjusted each year by the Board of Directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company’s vessels are entered. To the extent we experience supplemental calls, our policy is to expense such amounts.

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

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	2,069	1,825	1,689
Available days	2,039	1,735	1,689
Operating days	1,974	1,483	1,515
Fleet utilization	96.8%	85.5%	89.7%
Time charter equivalent (TCE) rate	$29,579	$9,963	$18,745
Daily operating expenses	$6,683	$6,740	$6,835

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$75,173	$36,491	46,283
Less voyage expenses	$(14,861)	$(19,205)	(14,622)
Voyage and time charter equivalent rates	$60,312	$17,286	31,661
Available days	2,039	1,735	1,689
Time charter equivalent (TCE) rate	$29,579	$9,963	$18,745

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our tankers’ fleet (continuing operations) for the periods indicated.

	For the year ended December 31, 2022	For the year ended December 31, 2021		For the year ended December 31, 2020
Ownership days	2,069	1,825		1,365
Available days	2,039	1,735		1,365
Operating days	1,974	1,483		1,202
Fleet utilization	96.8%	85.5%		88.1%
Time charter equivalent (TCE) rate	$29,579	$9,96	3	$20,228
Daily operating expenses	$6,683	$6,740		$6,746

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$75,173	$36,491	42,045
Less voyage expenses	$(14,861)	$(19,205)	(14,434)
Voyage and time charter equivalent rates	$60,312	$17,286	27,611
Available days	2,039	1,735	1,365
Time charter equivalent (TCE) rate	$29,579	$9,963	$20,228

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses of our containers’ fleet (discontinued operations) for the periods indicated.

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	0	0	324
Available days	0	0	324
Operating days	0	0	313
Fleet utilization	0%	0%	96.6%
Time charter equivalent (TCE) rate	$0	$0	$12,500
Daily operating expenses	$0	$0	$7,210

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Time charter revenues	$0	$0	4,238
Less voyage expenses	$0	$0	(188)
Time charter equivalent rates	$0	$0	4,050
Available days	0	0	324
Time charter equivalent (TCE) rate	$0	$0	$12,500

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

We have paid commissions ranging from 0% to 2.5% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and we typically pay address commissions from 0% to 3.75% to our charterers. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract. Our in-house fleet manager, UOT, our wholly owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

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

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2023, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2022, our aggregate outstanding debt amounted to $128.5 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

See “Item 3. Key Information – D. Risk Factors” for additional factors that may affect our business.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Estimates and Policies” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2022 and 2021, we did not record any impairment charge. In 2020, we recorded an impairment charge of $0.3 million for one of our container vessels as a result of its classification as held for sale.

Based on: (i) the carrying value of each of our vessels as of December 31, 2022 plus the carrying value of any unamortized dry docking cost and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2022, the aggregate carrying value of four of our tanker vessels exceeded their aggregate charter-free market values by approximately $119.9 million. Based on: (i) the carrying value of each of our vessels as of December 31, 2021 plus the carrying value of any unamortized dry docking cost and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2021, the aggregate carrying value of our five tanker vessels exceeded their aggregate charter-free market values by approximately $13.1 million.

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

As we obtain information from various industry reports and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor under “Item 3. Key Information – D. Risk Factors” entitled “Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels”.
				Carrying Value of vessels; net book value, unamortized drydock cost and cost of equipment not yet installed (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2022	At December 31, 2021
1.	Blue Moon	104,623	2011	27.1	27.5	*
2.	Briolette	104,588	2011	26.9	28.6	*
3.	P. Fos	115,577	2007	0.0	24.8	*
4.	P. Kikuma	115,915	2007	22.3	23.4	*
5.	P. Yanbu	105,391	2011	19.9	21.0
6.	P. Sophia	105,071	2009	26.9	0.0
7.	P. Aliki	105,304	2010	36.3	0.0
8.	P. Monterey	105,525	2011	35.0	0.0
9.	P. Long Beach	105,408	2013	43.8	0.0
Total Carrying Value				238.2	125.3

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

Fair Value Measurements

We follow the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, we classify and disclose our assets and liabilities carried at the fair value in one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value measurement assumes that an instrument classified in the shareholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in shareholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument.

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares and of the Warrants that were assessed on the date of triggering of their down-round feature, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the equity instruments requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of the preferred stock.  For the estimation of the fair values of the equity instruments we used the Black & Scholes and the discounted cash flow model, as applicable, and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility and expected life of convertibility option. Indicatively, the expected volatility used in our various valuations during the year fluctuated in a range from 77% to 148% from January 2022 to December 2022, depending, as applicable, on the expected life of convertibility option which fluctuated between 1 and 5 years in the non-recurring fair value measurements performed during the year.

Accounting for Revenues

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

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to be 89% for the tanker vessels, and had estimated 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with our historical performance since the acquisition of our tanker vessels, peers’ historical performance, and our expectations for future fleet utilization under our fleet employment strategy. The current conditions in the shipping market, the physical condition of our vessels, and our current business plans, are conditions that we consider as indicators of a potential impairment. As such, for 2022, we assessed that there were no indications for potential impairment of any of our vessels. For 2021 and 2020, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge, while the respective review for our container vessels for 2020 also did not indicate impairment charges.

RESULTS OF OPERATIONS Results of Operations (Continuing Operations)
	For the Years Ended December 31,
	2022	2021	variation	% change
	in millions of U.S. dollars
Revenue	75.2	36.5	38.7	106.0%
Voyage expenses	(14.9)	(19.2)	4.3	(22.4)%
Vessel operating expenses	(13.8)	(12.3)	(1.5)	12.2%
Depreciation and amortization of deferred charges	(9.3)	(7.5)	(1.8)	24.0%
General and administrative expenses	(6.7)	(5.7)	(1.0)	17.5%
Gain on vessels’ sale	9.5	0.0	9.5	-
Provision for credit losses and write offs	0.0	(0.2)	0.2	100.0%
Interest and finance costs	(4.0)	(1.8)	(2.2)	122.2%
Interest income	0.3	0.0	0.3	-
Gain from property sale	0.0	0.1	(0.1)	(100.0)%
Net income / (loss) from continuing operations	36.3	(10.1)	46.4	(459.4)%

Results of Operations (Discontinued Operations)
	For the Years Ended December 31,
	2022	2021	variation	% change
	in millions of U.S. dollars
Other income	0.0	0.4	(0.4)	(100.0)%
Net income from discontinued operations	0.0	0.4	(0.4)	(100.0)%

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Net Income / (Loss) from continuing operations. Net income from continuing operations for 2022 amounted to $36.3 million, compared to a net loss of $10.1 million in 2021. The income of the year ended December 31, 2022, was mainly attributable to the higher revenues by 38.7 million that the Company generated during the year compared to 2021, as a result of the overall improved market conditions in the tankers’ industry in 2022, the increase in fleet ownership days as a consequence of the purchase of the new vessels during 2022, the increase in the fleet utilization as compared to 2022 due to the increased employment of vessels in time charters and pool arrangements, the decrease in voyage expenses by $4.3 million as a consequence of decrease in the employment under voyage charter agreement, and the gain of $9.5 million from the sale of the vessel P. Fos.

Net Income from discontinued operations. Net income from discontinued operations for 2022 amounted to $0.0 million, compared to a net income of $0.4 million, which relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Revenues from continuing operations. Revenues from continuing operations for 2022 amounted to $75.2 million, compared to $36.5 in 2021. In 2022, revenues increased as a result of higher average time charter equivalent rates achieved by the Company during the year. On average, the TCE’s achieved by our tanker vessels amounted to $29,579 in 2022 and $9,963 in 2021. Furthermore, the increase was further enhanced by the increase in fleet utilization, as well as the increase in operating days during 2022, following the increase of the fleet during the year.

Voyage Expenses from continuing operations.  Voyage expenses from continuing operations for 2022 amounted to $14.9 million, compared to $19.2 million in 2021. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease in voyage expenses in 2022 compared to 2021 was mainly attributable to the fact that our vessels have entered into an increased proportion of time-charter agreements and pool voyage agreements during the year, where the bunkers and the port expenses are paid by the charterers, relative to 2021, when our vessels were mainly employed on spot voyages. This decrease was partially offset by increased average bunker costs in 2022 as compared to 2021, as a result of the general increase in bunker prices.

Vessel Operating Expenses from continuing operations. Vessel operating expenses from continuing operations for 2022 amounted to $13.8 million, compared to $12.3 million in 2021, and mainly consist of crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The operating expenses increase is justified by the increase in the average number of tanker vessels owned by us, after the acquisition of four tanker vessels in 2022 (and the disposal of one tanker vessel also within the year), counterbalanced by the decrease in the average daily operating expenses in 2022. On an average basis, daily operating expenses for our tanker vessels decreased during the year ($6,683 in 2022, as compared to $6,740 in 2021).

Depreciation and Amortization of Deferred Charges from continuing operations.  Depreciation and amortization of deferred charges in 2022 amounted to $9.3 million, compared to $7.5 million in 2021, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our tanker vessels. The increase in 2022 is mainly attributable to the increased ownership days, and also due to the additional amortization of deferred charges recorded in 2022 after the drydocks performed in the second half of 2021.

General and Administrative Expenses from continuing operations. General and administrative expenses from continuing operations for 2022 amounted to $6.7 million, compared to $5.7 million in 2021, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to increased employees’ bonuses and legal fees, and was partially counterbalanced by lower compensation cost on restricted stock awards.

Gain of vessel’s sale from continuing operations. Gain of vessel’s sale for 2022 amounted to $9.5 million compared to $0 million in 2021 and solely relates to the gain from the disposal of vessel P. Fos.

Provision for Credit Losses and Write-Offs from continuing operations. Provision for credit losses and write offs from continuing operations for 2022 was $0 million, compared to $0.2 million in 2021, and represents the allowance for estimated credit losses on our outstanding short-term receivables, being freight and demurrage receivables, and the related write offs.

Interest and Finance Costs from continuing operations. Interest and finance costs from continuing operations for 2022 amounted to $4.0 million, compared to $1.8 million in 2021. The increase in 2022 is attributable to the increase of our average debt outstanding, and also due to increased average interest rates for our bank and related-party loan facilities, which were 5.02% for 2022 and 2.90% for 2021.

Interest Income from continuing operations. Interest income from continuing operations for 2022 and 2021 amounted to $0.3 million and $18 thousand respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents.

Other Income from discontinued operations. Other income from discontinued operations for 2022 amounted to $0 million compared to $0.4 million for 2021 and relates exclusively to a charterers’ compensation for a crane damage that we received during the year for our container vessel Domingo, which we sold in 2020.

Year ended December 31, 2021, compared to the year ended December 31, 2020

Please refer to our annual report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 11, 2022.

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

During the COVD-19 pandemic, global financial markets, including financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. More recently, the war in Ukraine and resulting sanctions have disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

As of December 31, 2022 and 2021, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $27.4 million and $4.2 million, respectively. Management monitors the Company’s liquidity position to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Our loan facilities require that we maintain a minimum liquidity balance (compensating cash balance) and a certain level of restricted cash throughout the life of the loans. Currently, and in the short- and long-term, our primary sources of funds are and are expected to be available cash, cash from operations, proceeds from long-term debt and proceeds from equity offerings, or a combination of those. Our primary liquidity needs in the short-and long-term are expected to include debt amortization, capital expenditures for the acquisition of new vessels, and the payment of preferred dividends. We believe that our working capital will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the period presented in the financial statements included in this report, and that these sources of funds which we anticipate being available to us will be sufficient to meet our long-term liquidity needs.  For the upcoming 12 months, we are obligated to make debt amortization payments of $16.5 million in the aggregate under the terms of our existing loan facilities and dividends of $1.9 million in the aggregate, assuming such dividends were paid in cash, will accrue on our outstanding Series B Shares and Series C Shares. Installment payments under the shipbuilding contract we entered into on March 7, 2023 are tied to specific construction milestones, the timing of which is uncertain. In April 2023, we paid the first installment of $9.5 million, and 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying and launching of the vessel, and the remaining 55% of the purchase price is payable upon the vessel’s delivery. For additional information on the amortization of our long-term debt obligations, see “—Loan Facilities.”  For information on our future capital expenditures, see “—Capital Expenditures.” In order to meet our liquidity needs, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

Cash Flow (Continuing and Discontinued Operations)

As of December 31, 2022, cash and cash equivalents amounted to $38.7 million (including compensation cash balances of $10.5 million), compared to $9.6 million (including compensation cash balances of $5.0 million) for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Net Cash Provided by / (Used in) Operating Activities

Net cash provided by operating activities in 2022 amounted to $33.8 million. Net cash used in operating activities in 2021 amounted to $3.1 million (out of which approximately $0.4 million was cash provided by operating activities of the discontinued operations). Net cash used in operating activities in 2020 amounted to $13.2 million (out of which approximately $0.9 million was cash used in operating activities of the discontinued operations). Cash from operations in 2022 increased compared to 2021, mainly due to the higher revenues generated during 2022 as a result of the recovery market conditions in the tankers’ shipping industry. Cash from operations in 2021 decreased compared to 2020, mainly due to the lower revenues generated during 2021 as a result of the weak market conditions in the tankers’ shipping industry.

Net Cash Provided by/ (Used in) Investing Activities

Net cash used in investing activities in 2022 was $113.0 million and consists of $2.1 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels (continuing operations), $143.4 million that we paid for the acquisition of four tanker vessels (continuing operations), $32,6 million net proceeds received from the sale of one Aframax tanker vessel during the year (continuing operations), and $27 thousand we paid for equipment additions.

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

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities from continuing operations in 2022 was $109.3 million, and consists of $5 million of related parties loans proceeds, $108.6 million of bank loan proceeds, $70 thousands of repayments of related party loans, $30.3 million of bank loan repayments, $26.1 million proceeds from issuance of common shares, $1.8 million proceed from issuance of common shares under ATM program, $0.9 million that we paid for the repurchase of our common shares and $0.9 million that we paid as cash dividends to our shareholders.

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

Loan Facilities

As at December 31, 2022, we had $128.5 million of long-term debt outstanding under our bank loan facilities. As of April 26, 2023, we had $123.4 million aggregate amount of indebtedness outstanding under our bank loan facilities.

As of December 31, 2022, and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Our loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at SOFR or LIBOR plus a fixed margin ranging from 2.35% to 2.85%. Their maturities fall due from July 2024 to December 2027. As of December 31, 2022, all our term loans were collateralized by our eight tanker vessels. For a description of our loan facilities, please see Note 8 to our annual consolidated financial statements included elsewhere in this annual report.

Nordea Bank Abp, Filial i Norge (Nordea):

On July 24, 2019, we, through two of our wholly owned subsidiaries (the “Initial Borrowers”), entered into a loan agreement with Nordea for a senior secured term loan facility of up to $33.0 million (as amended from time to time, the “Nordea Facility”). The purpose of the loan facility was to partially finance the acquisition cost of the tanker vessels Blue Moon and Briolette. In July and November 2019, the Initial Borrowers drew down the maximum amount of $16.5 million each.

On December 23, 2019, we, through the “Initial Borrowers” and one new wholly owned subsidiary (collectively “the Borrowers”), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million. The purpose of the amended agreement was to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos (ex Virgo Sun), and in all other respects included identical terms to the initial agreement of July 2019. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos (ex Virgo Sun), whose delivery took place on January 27, 2020.

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

In November 2021, Nordea provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through June 30, 2022, and effective July 1, 2022, the respective clause was reinstated to its initial requirements.

As of December 31, 2022, the outstanding balance on the Nordea Facility was $20.7 million.

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

The “P. Fos” tranche was repaid in full and released from the loan agreement in November 2022, due to the vessels’ sale. Furthermore, the “P. Yanbu” and the “P. Kikuma” tranches were also released from the specific loan agreement in July and December 2022, respectively, as part of their refinancing under the new loan agreements with Piraeus Bank signed in June and November 2022 (discussed below), and as such, the specific loan agreement was terminated.

In June 2022, we, through our vessel-owning subsidiaries of the vessels “P. Sophia” and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31.9 million. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24.6 million and refinance the existing indebtedness of $7.3 million of the vessel “P. Yanbu”. The Company utilized the full amount of $31.9 million in July 2022. As of December 31, 2022, the outstanding balance on the Piraeus Facility of the vessels “P. Sophia” and “P. Yanbu”, was $31.1 million.

Later, in November 2022, we, through our vessel-owning subsidiaries of the vessels “P. Monterey” and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37.4 million. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29.6 million and refinance the existing indebtedness of $7.8 million of the vessel “P. Kikuma.” We utilized an amount of $36.5 million in November 2022, which remained outstanding as of December 31, 2022.

In November 2021, Piraeus Bank provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through September 30, 2022, and effective October 1, 2022, the respective clause was reinstated to its initial requirements.

Alpha Bank S.A.:

In November 2022, we, through our vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18.3 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in November 2022. As of December 31, 2022, the outstanding balance on the Alpha Bank Facility for “P. Aliki” was $18.3 million.

In December 2022, we, through our vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22.0 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in December 2022. As of December 31, 2022, the outstanding balance on the Alpha Bank Facility for “P. Long Beach” was $22.0 million.

Mango Shipping Corp.:

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping Corp., an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at our request. The agreement also provided for arrangement fees of $0.2 million payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. We drew down the $5.0 million loan amount in two advances in March 2022.

On October 17, 2022, we entered into a stock purchase agreement with Mango pursuant to which we agreed to issue to Mango in a private placement 1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held then by Mango, and (ii) the agreement by Mango to apply $4.9 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of the unsecured credit facility. The transaction was approved by a special independent committee of our Board of Directors. On October 19, 2022, we repaid the remaining amounts due of $70, together with accrued interest, and terminated the credit facility.

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•
Minimum cash liquidity. As at December 31, 2022, and December 31, 2021, the maximum compensating cash balance required under our loan agreements amounted to $10.5 million and $5.0 million, respectively.

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

As at December 31, 2022, and the date of this report, we were in compliance with all of our loan covenants.

Capital Expenditures

Our future capital expenditures relate to the purchase of vessels, building of vessels and vessel upgrades. Our primary sources of funds will be available cash, cash from operations, proceeds from long-term debt and equity contributions from shareholders, or a combination of those.

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) has a gross contract price of $63.3 million and we expect to take delivery of it by the end of October 2025. The purchase price of the newbuilding will be paid in five instalments, with the first one at $9.5 million, the second, third and fourth at $6.3 million each, and the final instalment for the balance of the amount or $34.9 million.

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

Tanker Shipping Market

The global outbreak of COVID-19 in 2020 caused wide ranging operational disruptions and created uncertainty over charter rates and demand for seaborne crude oil transportation, a trend which continued into 2021. Nevertheless, due to widespread vaccine programs and several containment measures in place, and the recovery in economic activity, global crude oil demand increased by 2.2% in 2022 supported by the global need for crude oil restocking and is currently projected to rise by 1.8% in 2023 (101.4 million barrels per day).

‘Headline’ fundamentals across the crude oil tanker sector currently appear balanced for 2023, as crude tanker dwt demand is projected to grow by 6.7% while the crude tanker fleet is projected to grow marginally by 2.0%. With respect to the Aframax tanker segment, which is the market in which we operate, crude Aframax dwt demand is currently projected to increase by 4.6% in 2023 supported by recovering crude oil demand from China and other developing regions in Asia. The ongoing conflict between Russia and Ukraine has had a material impact on seaborne crude oil and refined petroleum products trade up to now, while the longer-term impact of the geopolitical crisis in the tanker markets remains a challenging factor which remains to be seen. Nevertheless, sanctions imposed to Russia by the U.S., United Kingdom and the EU among other countries, including the recent ban on Russian crude oil and refined petroleum products which was enforced in December 2022 and February 2023 respectively, resulted in significant shifts in crude oil trade patterns towards longer-haul destinations, thus supporting tanker charter rates and tonne-mile demand.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2022 was a daily TCE rate of $55,967. This compares to an estimated daily TCE rate of $8,242 in 2021.

Specifically, in the Aframax crude oil tanker segment it is expected that the trading Aframax crude tanker fleet will grow by just 0.2% in 2023, while demand for transportation via crude Aframax tankers will rise by 4.6% in the same period.

The above market outlook update is based on information, data and estimates derived from industry sources, and there can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this report to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available. The statements in this “Trend Information” section are forward-looking statements based on our current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein.

Effects of COVID-19 Pandemic

Commencing from the latter part of the second quarter of 2020, principally as the result of the impact of the COVID-19 pandemic, oil production has declined. This development, which negatively impacted the demand for oil tankers during the second half of 2020, continued throughout 2021. However, during the year ended December 31, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

Impact of War in Ukraine

Furthermore, the outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Impact of Inflation and Interest Rate Increases

Also, we see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

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

On February 22, 2023, the re-election of Andreas Michalopoulos and Loïsa Ranunkel, each as a Class I director was approved by the requisite vote at our 2023 Annual Meeting.

Name	Age	Position
Andreas Michalopoulos	52	Class I Director, Chief Executive Officer and Secretary
Loïsa Ranunkel	46	Class I Director
Aliki Paliou	47	Class II Director and Chairperson of the Board
Alex Papageorgiou	51	Class III Director
Mihalis Boutaris	49	Class III Director
Anthony Argyropoulos	58	Chief Financial Officer

The term of the Class I directors expires in 2026, the term of the Class II directors expires in 2024, and the term of the Class III directors expires in 2025.

The business address of each officer and director is the address of our principal executive offices, which are located at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

Biographical information concerning the directors and executive officers as of the date of this annual report is set forth below.

Andreas Michalopoulos has served as the Chief Executive Officer of Performance Shipping Inc. since October 2020 and as a Director since February 2020. From October 2019 to October 2020, he served as our Deputy Chief Executive Officer. From January 13, 2010, to October 2020, he also served as our Chief Financial Officer. Andreas Michalopoulos served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Andreas Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and current Chairperson of our Board.

Loïsa Ranunkel has served as an independent Director of the Company and as the Chairman of our Compensation Committee since the 2022 annual meeting of shareholders. She is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. LoïsaRanunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group – BDPA, a consulting firm specializing in international development assistance. Loïsa Ranunkel holds an MBA from the IAE – Paris Sorbonne.

Aliki Paliou has served as a Director since February 2020 and as Chairperson of our Board as of the 2022 annual meeting of shareholders. She also serves as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Aliki Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is married to Andreas Michalopoulos, our current Chief Executive Officer, Director and Secretary.

Alex Papageorgiou has served as an independent Director of the Company and as the Chairman of our Audit Committee since the 2022 annual meeting of shareholders. He has over 25 years of experience in banking, capital markets, real estate, and shipping. Alex Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD, a leading retail property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Alex Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc., where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Alex Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Alex Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, UK and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Mihalis Boutaris serves as an independent Director of the Company, as a member of our Audit Committee, and as a member of our Compensation Committee as of the 2022 annual meeting of shareholders. He is the founder and director of Athroa Innovations, an early-stage investor & operator of ventures tackling human & planetary health challenges. He has served as an advisor to the National Centre of Scientific Research “Demokritos” having a track record of cross-border partnerships to bring to market novel technologies including an eco-friendly biopesticide, a small hydroelectric power plant, and the first concentrated solar power plant in Greece. Mr. Boutaris is a fifth-generation winemaker and Vice-President of Kir-Yianni with wine apprenticeships in California, Chile, and France. Based in Shanghai, he established Domaine XiGu, one of the pioneering wineries in China producing fine wine, while developing an exports network for Greek wine in Asia Pacific. He began his career at the Boston Consulting Group after graduating with a BA in philosophy from Harvard and a MSc in horticulture from UCDavis. He has served in the Greek Marine Corps and co-founded Arcturos, a prominent wildlife NGO.

Anthony Argyropoulos has served as our Chief Financial Officer since October 2020. Anthony Argyropoulos is the founder of Seaborne Capital Advisors, an Athens, Greece based financial advisory firm focused on the shipping and maritime industries. Prior to Seaborne Capital Advisors, Anthony Argyropoulos was a Partner at Cantor Fitzgerald & Co. until September 2011, where he was responsible for the investment banking group’s activities in the maritime sector. Through early 2004, he was a Senior Vice President with Jefferies & Company, Inc., where he was instrumental in developing their maritime investment banking practice. Anthony Argyropoulos graduated from Deree College, Athens, with a B.A. in Economics and from Bentley College, Waltham, Mass. with an M.B.A. in Finance. He is a member of the Beta Gamma Sigma honor society of collegiate schools of business. He is a frequent speaker in global shipping events, contributor to several publications and recipient of a number of awards.

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules approved by the Commission in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of April 27, 2023)

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

Effective March 1, 2020, our senior management is remunerated based on their consultancy or employment agreements, as applicable. Pursuant to the consultancy agreement we have in place with Anthony Argyropoulos, our Chief Financial Officer, we have agreed to pay Anthony Argyropoulos additional cash compensation in the amount of 0.35% and retroactively September 2021 in the amount of 0.50% of the consideration paid or received by us in connection with certain capital raising and other transactions.

For 2022, the aggregate fees and bonuses of our executives amounted to $2.1 million.

From January 1, 2022 until February 28, 2022, our non-executive directors received annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairman of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $20,000 annually, and other committee members received an additional $10,000 annually.

Effective February 28, 2022, our non-executive directors received annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairperson of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $10,000 annually, and other committee members received an additional $5,000 annually. We do not have a retirement plan for our officers or directors. For 2022, fees, bonuses and expenses to non-executive directors amounted to $0.3 million.

On January 1, 2021, we granted to Anthony Argyropoulos, our Chief Financial Officer, stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. As of December 31, 2022, and as of the date of this annual report, no stock options have been exercised.

In 2022, compensation costs relating to the aggregate amount of stock option awards amounted to $Nil. In addition, in 2022, compensation cost relating to restricted stock awards that were issued in prior years was $0.1 million.

2015 Equity Incentive Plan

On May 5, 2015, we adopted an equity incentive plan, which we refer to as the 2015 Equity Incentive Plan, as amended from time to time, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates would be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. On February 9, 2018, our board of directors adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of common shares issuable under the plan to 3,666 shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022). Effective December 30, 2020, we amended and restated the 2015 Equity Incentive Plan, primarily to increase the aggregate number of common shares issuable under the plan to 35,922 (as adjusted after the effectiveness of the reverse stock split of November 15, 2022), and to extend the term. The plan will expire ten years from its date of adoption (as amended and restated) unless terminated earlier by our board of directors. During the year ended December 31, 2020, we issued 4,481 restricted shares (as adjusted after the effectiveness of the reverse stock split of November 15, 2022) under the plan to our executive officers and non-executive directors. On January 1, 2021, we granted to our Chief Financial Officer stock options to purchase 8,000 (as adjusted after the effectiveness of the reverse stock split of November 15, 2022) of our common shares as share-based remuneration which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years.

The 2015 Equity Incentive Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan.

Under the terms of the 2015 Equity Incentive Plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the market value of a common share on the date of grant and (ii) the par value of one common share. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

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

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2022, 2021, and 2020. The increase in the number of seafaring employees from 2021 to 2022 was due to the increase of our average fleet.

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Shoreside	30	25	23
Seafaring	197	127	128
Total	227	152	151

E.	Share Ownership

With respect to the total amount of common shares owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common shares of which we are aware as of April 25, 2023, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name	Number of Common Shares	Percentage Owned (1)
Mango Shipping Corp. (2)(5)	24,329,672	67.15%
Mitzela Corp.(3)(5)	1,042,993	8.06%
Funicular Funds, LP(4)	1,776,000	9.99%
All officers and directors as a group(4)	25,380,665	68.07%

(1) Percentages based on 11,903,406 common shares outstanding as of April 25, 2023.
(2) This information is derived from a Schedule 13D filed with the Commission on April 21, 2023. Aliki Paliou, the Chairperson of our Board of Directors, owns and controls Mango Shipping Corp. As a result, Aliki Paliou may be deemed to beneficially own shares held by Mango Shipping. Mango Shipping acquired 156,803 common shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022) from Taracan Investments S.A. (“Taracan”), a Marshall Islands corporation ultimately beneficially owned by Symeon Palios, our Chairman of the Board until the 2022 annual shareholders meeting and former Chief Executive Officer, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Symeon Palios. Subsequently, also on September 29, 2020, Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to Aliki Paliou. We conducted an exchange offer, pursuant to which we offered to exchange issued and outstanding Common Shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, which closed on January 27, 2022. Pursuant to the Exchange Offer, Mango Shipping exchanged 156,523 Common Shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022), representing the majority of the Common Shares beneficially owned by Mango Shipping at that time, for Series B Preferred Shares at an exchange ratio of 0.28 Series B Preferred Shares per Common Share. On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango Shipping in a private placement 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for, in part, all 657,396 Series B Preferred Shares held by Mango Shipping.  See “Related Party Transactions” for a description of the private placement transaction with Mango Shipping. Mango Shipping beneficially owns 1,314,792 Series C Preferred Shares, or 88.49% of the outstanding Series C Preferred Shares as of the date of this report. The Series C Preferred Shares carry superior voting rights. For a description of the rights of the Series C Preferred Shares, see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information – D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.” In our annual reports for the years ended December 31, 2021, 2020, and 2019, Aliki Paliou was reported to beneficially own less than 1%, 46.3%, and less than 1% of our common shares, respectively.
(3) Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary, owns and controls Mitzela Corp. As a result, Andreas Michalopoulos may be deemed to beneficially own shares held by Mitzela Corp. Mitzela Corp. beneficially owns 56,342 Series C Preferred Shares, or 3.79% of the outstanding Series C Preferred Shares as of the date of this report. In our annual reports for the years ended December 31, 2021, 2020, and 2019, Andreas Michalopoulos was reported to beneficially own less than 1%, 2.1%, and 1.87% of our common shares, respectively.
(4) This information is derived from a Schedule 13G filed with the Commission on March 10, 2023. The number of common shares reported in this table does not give effect to the exercise limitations of warrants beneficially owned by Funicular Funds, LP, but the percentage ownership of Funicular Funds, LP reported in this table does give effect to such exercise limitations, as described in the Schedule 13G filed with the Commission on March 10, 2023.
(5) Aliki Paliou may be deemed to beneficially own 24,329,392 common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 1,042,573 common shares through Mitzela Corp. Additionally, Aliki Paliou may be deemed to beneficially own 280 restricted common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 420 restricted common shares through Mitzela Corp. Anthony Argyropoulos, our Chief Financial Officer, holds stock options to purchase up to 8,000 of our common shares, which stock options we granted to Anthony Argyropoulos as stock-based remuneration. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. Anthony Argyropoulos does not directly own any of our common shares. All other officers and directors each own 0% of our outstanding common shares.

In the normal course of business, there have been institutional investors that buy and sell our shares, and significant changes in the percentage ownership of such investors has occurred, as reflected in beneficial ownership reports filed with the Commission.
As of April 25, 2023, we had 7 shareholders of record, 1 of which was located in the United States, 1 of which was CEDE & CO., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 11,901,446 of our common shares, representing 99.98% of our outstanding common shares. CEDE & CO. is the sole record shareholder of our Class B Preferred Shares and Class C Preferred Shares. We believe that the shares held by CEDE & CO. include shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Pure Brokerage and Shipping Corp.

Pure Brokerage and Shipping Corp., or Pure, a company controlled by Aliki Paliou, our Chairperson of the Board of Directors, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee of $3,000 for each of our owned tanker vessels. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract, and may also receive sale and purchase brokerage commissions of 1.0% per transaction. For 2022, commissions and brokerage fees paid to Pure Brokerage amounted to $0.9 million and $0.2 million, respectively.

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

Mango Shipping Corp.

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping, an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The facility, which is repayable in one year from the date of the agreement, will be utilized in advances at our request and will bear interest of 9.0% per annum and commitment fees of 3.0% per annum on any undrawn amount. Arrangement fees of $0.2 million are payable on the date of the agreement. As of the date of this annual report, $3.2 million have been drawn under the credit facility. On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango in a private placement 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4.93 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of an unsecured credit facility agreement dated March 2, 2022 and made between us as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. We subsequently repaid the remaining amounts due and terminated the credit facility. The transaction was approved by a special independent committee of our Board of Directors. For more information regarding the Series C Preferred Shares, please see our Form 6-K filed on October 21, 2022 and incorporated by reference herein.

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

Dividend Policy

Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend to our common shareholders. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments on common shares in the future. If declared, the quarterly dividend is expected to be paid each February, May, August and November and will be subject to reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments on common shares, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, dividend obligations to holders of our preferred shares, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In times when we have debt outstanding, we intend to limit our dividends per common share, if common share dividend paymentsare reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

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

Our amended and restated articles of incorporation were amended on (i) June 8, 2016, in connection with our one-for-eight reverse stock split, (ii) July 3, 2017, in connection with our one-for-seven reverse stock split, (iii) July 25, 2017, in connection with our one-for-six reverse stock split, (iv) August 23, 2017, in connection with our one-for-seven reverse stock split, (v) September 22, 2017, in connection with our one-for-three reverse stock split, (vi) November 1, 2017, in connection with our one-for-seven reverse stock split and (vii) October 30, 2020, in connection with our one-for-ten reverse stock split, (viii) November 1, 2017, in connection with our one-for-seven reverse stock split and (ix) November 14, 2022, in connection with our one-for-fifteen reverse stock split. Copies of these articles of amendment to the amended and restated articles of incorporation of the Company were filed as exhibit 3.1 to our reports on Form 6-K filed with the SEC on June 9, 2016, July 6, 2017, July 28, 2017, August 28, 2017, September 26, 2017, November 3, 2017, November 2, 2020 and hereto for our November 14, 2022 stock split respectively. The information contained in these exhibits is incorporated by reference herein. Additionally, (i) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-1 Convertible Preferred Stock, (ii) on March 21, 2017, we filed a Statement of Designations, Preferences and Rights of our Series B-2 Convertible Preferred Stock, (iii) on May 30, 2017, we filed a Statement of Designations of Rights, Preferences and Privileges of our Series C Preferred Stock, (iv) on January 12, 2022, we filed an Amended and Restated Certificate of Designations of Rights, Preferences and Privileges of our Series B Convertible Cumulative Perpetual Preferred Stock and (v) on October, 17, 2022, we filed a Certificate of Designation of Series C Convertible Cumulative Redeemable Perpetual Preferred Shares.  Our amended and restated articles of incorporation were further amended on February 25, 2019, in connection with our name change from Diana Containerships Inc. to Performance Shipping Inc. A copy of these articles of amendment to the amended and restated articles of incorporation is filed as an exhibit to this annual report and the information contained in such exhibit is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein.

Description of Common Shares

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

Stockholders’ Rights Agreement

On December 20, 2021, we entered into a Stockholders’ Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. Pursuant to the Rights Agreement, each common share includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $50.00 per one one-thousandth of a Series A Preferred Stock, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% or more of our common shares in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of our common shares having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 10% or more of our common shares, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of common shares of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Under the Rights Agreement’s terms, it will expire on December 20, 2031.

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, who may be subject to special rules such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common shares. This discussion deals only with holders who hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Watson Farley & Williams LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and of the ownership of the Company’s common shares to its shareholders who are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders, and shareholders will not be subject to tax on the sale or other disposition of the Company’s common shares.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, or Section 883, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States, or U.S. corporations; and

either:

•	more than 50% of the value of our common shares is owned, directly or indirectly, by qualified shareholders, which we refer to as the “50% Ownership Test,” or

•
our common shares are “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to U.S. corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

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

Publicly-Traded Test

In order to satisfy the Publicly-Traded Test, our common shares must be primarily and regularly traded on one or more established securities markets. The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are “primarily traded” on the Nasdaq Capital Market, which is an established securities market.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

We believe that we did not satisfy the Publicly Traded Test during our 2022 taxable year.

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.

We believe that we satisfied the 50% Ownership Test for our 2022 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we were exempt from U.S. federal income tax under Section 883 of the Code during our 2022 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

United States Federal Income Taxation of U.S. Holders

In the opinion of Watson Farley & Williams LLP, the Company’s U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common shares, other than certain pro-rata distributions of our common shares, to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in such U.S. Holder’s common shares on a dollar-for-dollar basis and thereafter as a capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates, provided that (1) the common shares are readily tradable on an established securities market in the United States such as the Nasdaq Capital Market, on which our common shares are traded; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (3) the U.S. Individual Holder has held the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis, or fair market value in certain circumstances, in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. A U.S. Holder’s tax basis in the common shares generally will equal the U.S. Holder’s acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common shares, either:

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

On the basis of the foregoing, we do not believe that we were a PFIC in 2022, and do not anticipate becoming a PFIC in the near future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election,” or a “mark-to-market” election with respect to our common shares. In addition, if we are a PFIC, a U.S. Holder will be required to file IRS Form 8621 with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes such holder’s pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with such holder’s U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we expect to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election.

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will continue to be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in such holder’s common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF or mark-to-market election for the first taxable year in which such holder holds our common shares and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse tax consequences would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. In addition, if a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares, other than a partnership or entity treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, a corporate Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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

If you sell your common shares through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facility, according to which we pay interest at LIBOR or SOFR  plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2022 interest rates would have resulted in interest expenses of $3.9 million, instead of $3.2 million, an increase of about 22%. Bank interest expense for 2022 amounted to $3.2 million, compared to $1.6 million in 2021. The increase in 2022 was attributable to the increase of our average debt outstanding, and also to increased weighted average interest rate of our bank loan facilities for 2022 and 2021, which was 4.85% and 2.90%, respectively, because of the LIBOR and SOFR increase during 2022 as compared to 2021.

As of December 31, 2022, we had $128.5 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the COVID-19 outbreak and the recent war in Ukraine and resulting sanctions which have disrupted supply chains and caused instability in the energy markets and the global economy, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2022, 2021, and 2020 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur approximately half of our general and administrative expenses (around 46% in 2022 and 55% in 2021) and have historically incurred a significant portion of our operating expenses (around 11% in 2022 and 10% in 2021) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Since approximately 2002, the U.S. dollar has depreciated against the Euro, but it has recovered during 2022. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

While we have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Because during 2022 and 2021, our Euro expenses represented 6% and 12%, respectively of our revenues, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Pursuant to the Stockholders’ Rights Agreement dated December 20, 2021, each common share includes one preferred stock purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series A Participating Preferred Stock if any third party acquires beneficial ownership of 10% or more of our common shares without the approval of our board of directors. See “Item 10.B—Memorandum and Articles of Association—Stockholders’ Rights Agreement.”

The superior voting rights of our Series C Preferred Shares limit the ability of our common shareholders to control or influence corporate matters. See “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information – D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022, is effective.

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

In 2022 and 2021, audit fees amounted to €114,900 or about $128,000, and €78,750 or about $93,000, respectively, at the then-prevailing exchange rates, and related to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

b)  Audit-Related Fees

In 2022 and 2021, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., also billed us for audit-related services provided for the Company’s registration statements, which amounted to €118,125 or about $127,000, and €54,900 or about $65,000, respectively, at the then-prevailing exchange rates.

c) Tax Fees

In 2022 and 2021, Ernst and Young LLP, have also billed us for tax services provided for the Company’s earnings and profits calculations, which amounted to $9,000 and $9,000, respectively.

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

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

(a)  Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (2)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 3, 2017 (3)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (4)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (5)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (6)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (7)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019(8)
1.9	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated October 30, 2020(9)
1.10	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 15, 2022 **
1.11	Amended and Restated Bylaws of the Company (10)
2.1	Form of Common Share Certificate (11)
2.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (12)
2.3	Amended and Restated Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock of Performance Shipping Inc., dated January 12, 2022 (13)
2.4	Certificate of Designation of Series C Convertible Cumulative Redeemable Perpetual Preferred Shares dated October 17, 2022 (14)
2.5	Description of Securities**
4.1	Registration Rights Agreement dated April 6, 2010 (15)
4.2	Stockholders’ Rights Agreement dated December 20, 2021 (16)
4.3	Amended and Restated 2015 Equity Incentive Plan (17)
4.4	Administrative Services Agreement with UOT (18)
4.5	Form of Vessel Management Agreement with UOT (19)
4.6	Second Amendment and Restatement to Loan Agreement with Nordea Bank Abp, filial i Norge, dated March 20, 2020 (20)
4.7	First Supplemental Agreement to Secured Loan Facility Agreement dated July 24, 2019 (21)
4.8	$31.5 Million Piraeus Loan Facility (22)
4.9	Shipbuilding Contract dated March 7, 2023 among Nakaza Shipping Company Inc, China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited**
4.10	Credit Facility dated March 2, 2022 between Mango Shipping Corp. and the Company (23)
4.11	Warrant Agency Agreement dated as of June 1, 2022 among the Company, Computershare Inc., and Computershare Trust Company, N.A. (24)
4.12	Form of Class A Common Share Purchase Warrant (25)
4.13	Loan Agreement dated June 30, 2022 between Arno Shipping Company Inc., as borrowers and Piraeus Bank S.A., as lender **
4.14	Form of Securities Purchase Agreement between the Company and the purchasers thereto (26)
4.15	Form of Common Share Purchase Warrant (27)
4.16	Form of Securities Purchase Agreement between the Company and the purchasers thereto (28)
4.17	Form of Common Share Purchase Warrant (29)
4.18	Stock Purchase Agreement dated October 17, 2022 between Mango Shipping Corp. and the Company (30)
4.19	Loan Agreement dated November 1, 2022 between Alpha Bank S.A. as lender and Garu Shipping Company Inc., as borrower **
4.20	Secured Loan Agreement dated November 25, 2022 between Toka Shipping Company Inc. and Bock Shipping Company Inc., as borrowers and Piraeus Bank S.A., as lender **

4.21	Loan Agreement dated December 7, 2022 between Alpha Bank S.A., as lender and Arbar Shipping Company Inc., as borrower **
4.22	Form of Securities Purchase Agreement dated as of February 28, 2023 between the Company and the purchasers thereto (31)
4.23	Form of Series A Common Share Purchase Warrant (32)
4.24	Form of Series B Common Share Purchase Warrant (33)
8.1	List of Subsidiaries**
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer**
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer**
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of independent registered public accounting firm**
15.2	Consent of Watson Farley & Williams LLP**
101
The following financial information from Performance Shipping Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2022 and 2021; (2) Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2022, 2021, and 2020; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2022, 2021, and 2020; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020; and (6) Notes to Consolidated Financial Statements.

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
(5) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on August 28, 2017.
(6) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on September 26, 2017.
(7) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017.
(8) Filed as Exhibit 1.8 to the Company’s Annual Report on Form 20-F on March 18, 2019.
(9) Filed as Exhibit 3.1 to the Company’s report on Form 6K, filed with the SEC on November 2, 2020
(10) Filed as Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(11) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on November 2, 2020.
(12) Filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(13) Filed as Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on February 4, 2022.
(14) Filed as Exhibit 99.2 to the Company’s report on Form 6-K, filed with the SEC on October 21, 2022.
(15) Filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974) on October 15, 2010.
(16) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on December 21, 2021.
(17) Filed as Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on December 31, 2020.
(18) Filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F on March 26, 2014.
(19) Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F on March 26, 2014.
(20) Filed as Exhibit 4.11 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 10, 2020.
(21) Filed as Exhibit 4.8 to the Company’s Registration Statement on Form F-1/A (File No. 333-255100) on April 20, 2021.
(22) Filed as Exhibit 4.9 to the Company’s Registration Statement on Form F-1/A (File No. 333-255100) on April 20, 2021.
(23) Filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F on March 11, 2022.
(24) Filed as Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on June 2, 2022.
(25) Filed as Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on June 2, 2022.
(26) Filed as Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on July 20, 2022.
(27) Filed as Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on July 20, 2022.
(28) Filed as Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on August 17, 2022.
(29) Filed as Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on August 17, 2022.
(30) Filed as Exhibit 99.3 to the Company’s report on Form 6-K, filed with the SEC on October 21, 2022.
(31) Filed as Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023.
(32) Filed as Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023.
(33) Filed as Exhibit 4.4 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Dated: April 27, 2023

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Performance Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Fair value measurement of Preferred Stock using significant unobservable inputs
Description of the matter
As discussed in Notes 2(t), 10(b) and 14 to the consolidated financial statements, during 2022, the Company initially measured Series B and Series C preferred stock (collectively, the “Preferred Stock”) at their fair value. The aggregate fair value of the Company’s Preferred Stock on their respective initial measurement dates totaled $44.8 million. In addition, as discussed in Notes 2(af), 10(b) and 14 to the consolidated financial statements, during 2022, the Company measured the value of the effect of the down round feature of the Series C preferred stock as the difference between the fair value of Series C preferred stock with a conversion price corresponding to the stated conversion price of the Series C preferred stock before the conversion price reduction and the fair value of Series C preferred stock with a conversion price corresponding to the reduced conversion price upon the down round feature being triggered. The value of the effect of the down round feature amounted to $5.9 million. Management determines the fair value of these Preferred Stock, categorized as Level III of the fair value hierarchy, by applying the methodologies described in Notes 2(t),10(b) and 14 to the consolidated financial statements and using significant unobservable inputs. Determining the fair value of the Preferred Stock requires management to make significant judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates used in the measurements.

Auditing the fair value measurement of the Company’s Preferred Stock was complex given the judgement and estimation uncertainty involved in determining the fair value of the Preferred Stock. The significant judgement and estimation uncertainty was primarily due to the dependence of the respective fair value measurement on underlying assumptions that were based on significant unobservable inputs. In particular, to value its Preferred Stock, the Company used significant unobservable inputs such as expected volatility and expected life of convertibility option of the Series C preferred shares to common shares, which are significant to the valuation of the Preferred Stock.

How we addressed the matter in our audit
Our audit procedures included, among others, analyzing management’s fair value measurement by comparing the valuation methodology used to determine the fair value of the Preferred Stock against accounting guidance in ASC 820 and testing significant unobservable inputs, estimates, and the mathematical accuracy of the Company’s valuation calculations. We involved our valuation specialists to assist in the testing of the significant unobservable inputs, independently developing fair value estimates and comparing them to the Company’s estimates, and comparing significant inputs and underlying data used in the Company’s fair value measurement to the statements of designation of the Preferred Stock and the stock purchase agreement and information available from third-party sources. We also assessed the adequacy of the disclosures in Notes 2(t), 2(af), 10(b) and 14.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece
March 23, 2023

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents (Note 2 (e))	$38,726	$9,573
Accounts receivable, net of provision for credit losses (Notes 2 (g), (h) and 4)	9,110	3,792
Deferred voyage expenses	20	58
Inventories (Note 2 (i))	3,037	4,286
Prepaid expenses and other assets	2,524	1,670
Current assets from discontinued operations (Notes 2 (z) and 3)	46	47
Total current assets	53,463	19,426

FIXED ASSETS:
Vessels, net (Notes 2 (j),(k), (l) and 6)	236,607	123,036
Property and equipment, net	72	151
Total fixed assets	236,679	123,187

NON-CURRENT ASSETS:
Restricted cash, non-current (Notes 2 (f) and 8)	1,000	-
Right of use asset under operating leases (Note 9)	163	84
Deferred charges, net (Note 2(p))	1,098	1,408
Other non-current assets (Notes 2(j) and 6)	522	819
Prepaid charter revenue	54	-
Total non-current assets	2,837	2,311
Total assets	$292,979	$144,924

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 8)	$16,746	$7,788
Accounts payable, trade and other	4,580	5,742
Due to related parties (Note 5)	335	127
Accrued liabilities	2,889	1,342
Deferred revenue (Notes 2 (n) and 4)	1,378	-
Lease liabilities, current (Note 9)	73	66
Current liabilities from discontinued operations (Notes 2 (z) and 3)	98	120
Total current liabilities	26,099	15,185

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 8)	110,929	42,110
Other liabilities, non-current	156	262
Long-term lease liabilities (Note 9)	90	18
Commitments and contingencies (Note 9)	-	-
Total long-term liabilities	111,175	42,390

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 136,261 and 0 Series B, and 1,314,792 and 0 Series C issued and outstanding as at December 31, 2022 and 2021, respectively (Note 10)	15	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 4,187,588 and 337,500 issued and outstanding as at December 31, 2022 and 2021, respectively (Note 10)	42	3
Additional paid-in capital (Note 10)	513,623	457,487
Other comprehensive loss	66	(2)
Accumulated deficit	(358,041)	(370,139)
Total stockholders’ equity	155,705	87,349
Total liabilities and stockholders’ equity	$292,979	$144,924

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021	2020
REVENUE:
Revenue (Notes 2 (n) and 4)	$75,173	$36,491	$42,045

EXPENSES:
Voyage expenses (Note 2 (n))	14,861	19,205	14,434
Vessel operating expenses	13,828	12,301	9,208
Depreciation and amortization of deferred charges (Notes 2(k),(p) and 6)	9,281	7,472	5,799
Management fees	-	-	231
General and administrative expenses (Notes 5 and 10)	6,751	5,782	7,985
Gain on vessel’s sale (Note 6)	(9,543)	-	-
Provision for credit losses and write offs (Notes 2(h) and 4)	33	160	79
Foreign currency (gains) / losses	(20)	31	35
Operating income / (loss)	$39,982	$(8,460)	$4,274

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5, 8 and 11)	(3,966)	(1,801)	(2,089)
Interest income	284	18	110
Gain from property sale	-	137	-
Total other expenses, net	$(3,682)	$(1,646)	$(1,979)

Net income / (loss) from continuing operations	$36,300	$(10,106)	$2,295

Gain from repurchase of preferred shares (Note 12)	$-	$-	$1,500
Income allocated to participating securities (Note 12)	(6)	-	(87)
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 2 (ac), 10 and 12)	(9,271)	-	-
Deemed dividend on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party (Notes 2 (ad), 10 and 12)	(6,944)	-	-
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Notes 2 (af), 10 and 12)	(5,930)	-	-
Deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature (Notes 2 (af), 10 and 12)	(1,116)	-	-
Dividends on preferred stock (Note 12)	(1,030)	-	-

Net income / (loss) attributable to common stockholders from continuing operations	$12,003	$(10,106)	$3,708

Net income attributable to common stockholders from discontinued operations (Note 3)	$-	$400	$1,482

Total net income / (loss) attributable to common stockholders	$12,003	$(9,706)	$5,190

Earnings / (Loss) per common share, basic, continuing operations (Note 12)	$6.49	$(30.16)	$11.41

Earnings / (Loss) per common share, diluted, continuing operations (Note 12)	$3.02	$(30.16)	$11.25

Earnings per common share, basic, discontinued operations (Note 12)	$-	$1.19	$4.56

Earnings per common share, diluted, discontinued operations (Note 12)	$-	$1.19	$4.49

Earnings / (Loss) per common share, basic, total (Note 12)	$6.49	$(28.97)	$15.97

Earnings / (Loss) per common share, diluted, total (Note 12)	$3.02	$(28.97)	$15.74

Weighted average number of common shares, basic (Note 12)	1,850,072	335,086	325,031

Weighted average number of common shares, diluted (Note 12)	6,447,710	335,086	329,704

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2022,  2021 and 2020
(Expressed in thousands of U.S. Dollars)

	2022	2021	2020

Net income / (loss) from continuing and discontinued operations	$36,300	$(9,706)	$3,777
Other comprehensive income / (loss) (Actuarial gain / (loss))	68	(10)	(61)
Comprehensive income / (loss) from continuing and discontinued operations	$36,368	$(9,716)	$3,716

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2019	325,457	$3	1,600	-	$-	$459,374	$69	$(365,208)	$94,238
- Net income	-	-	-	-	-	-	-	3,777	3,777
- Conversion of Series B preferred stock to common stock (Note 10)	13,014	-	(1,100)	-	-	-	-	-	-
- Repurchase and cancellation of Series B preferred stock	-	-	(400)	-	-	(400)	-	-	(400)
- Repurchase and cancellation of Series C preferred stock, including expenses	-	-	(100)	-	-	(3,015)	-	1,500	(1,515)
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	4,481	-	-	-	-	1,916	-	-	1,916
- Common shares re-purchase and retirement, including expenses	(5,452)	-	-	-	-	(656)	-	-	(656)
- Actuarial loss	-	-	-	-	-	-	(61)	-	(61)
- Dividends declared and paid (at $1.50 per share) (Note 12)	-	-	-	-	-	-	-	(502)	(502)
Balance, December 31, 2020	337,500	$3	-	-	$-	$457,219	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	-	(9,706)	(9,706)
- Compensation cost on restricted stock and stock option awards (Note 10)	-	-	-	-	-	268	-	-	268
- Actuarial loss	-	-	-	-	-	-	(10)	-	(10)
Balance, December 31, 2021	337,500	$3	-	-	$-	$457,487	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	-	36,300	36,300
- Common shares exchanged for Series B preferred shares (Note 10)	(188,974)	(1)	793,657	-	8	9,264	-	(9,271)	-
- Compensation cost on restricted stock awards (Note 10)	-	-	-	-	-	107	-	-	107
- Issuance of common stock under ATM program, net of issuance costs (Note 10)	175,507	2	-	-	-	1,786	-	-	1,788
- Issuance of units, net of issuance costs (Note 10)	508,000	5	-	-	-	7,121	-	-	7,126
- Issuance of common stock and July warrants, net of issuance costs (Note 10)	1,133,333	11	-	-	-	5,260	-	-	5,271
- Issuance of common stock and August warrants, net of issuance costs (Note 10)	2,222,222	22	-	-	-	13,685	-	-	13,707
- Series B preferred shares exchanged for Series C preferred shares and re-acquisition of loan due to a related party (Note 10)	-	-	(657,396)	1,314,792	7	11,867	-	(6,944)	4,930
- Actuarial gain	-	-	-	-	-	-	68	-	68
- Deemed dividend to the July warrants holders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	214	-	(214)	-
- Deemed dividend to the August warrants holders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	902	-	(902)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	5,930	-	(5,930)	-
- Dividends declared and paid on Series B preferred shares (at $ 0.875 per share) (Note 10)	-	-	-	-	-	-	-	(530)	(530)
- Dividends declared and paid on Series C preferred shares (at $ 0.3125 per share) (Note 10)	-	-	-	-	-	-	-	(411)	(411)
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	2022	2021	2020
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$36,300	$(9,706)	$3,777
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	9,281	7,472	5,898
Amortization of deferred financing costs (Note 11)	402	143	325
Amortization of prepaid charter revenue	(54)	-	-
Impairment losses	-	-	339
Gain on vessel’s sale (Note 6)	(9,543)	-	(319)
Gain from property sale	-	(137)	-
Compensation cost on restricted stock and stock option awards (Note 10)	107	268	1,916
Actuarial gain / (loss)	68	(10)	(61)
(Increase) / Decrease in:
Accounts receivable	(5,318)	(196)	1,072
Deferred voyage expenses	38	17	(6)
Inventories	1,249	(2,305)	866
Prepaid expenses and other assets	(854)	(319)	20
Right of use asset under operating leases	(79)	100	6
Other non-current assets	189	(261)	-
Increase / (Decrease) in:
Accounts payable, trade and other	(293)	3,233	(293)
Due to related parties	208	59	60
Accrued liabilities	1,592	84	(523)
Deferred revenue	1,378	-	-
Other liabilities, non-current	(106)	11	105
Lease liabilities under operating leases	79	(100)	(6)
Drydock costs	(797)	(1,476)	-
Net Cash provided by / (used in) Operating Activities	$33,847	$(3,123)	$13,176
Cash Flows used in Investing Activities:
Vessel acquisitions and other vessels’ costs (Note 6)	(143,440)	-	(63,386)
Proceeds from sale of vessels, net of expenses	32,626	-	23,464
Proceeds from sale of property, net of expenses	-	1,015	-
Payments for vessels’ improvements (Note 6)	(2,109)	(1,777)	-
Property and equipment additions	(27)	(8)	(224)
Net Cash used in Investing Activities	$(112,950)	$(770)	$(40,146)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans (Note 5)	5,000	-	-
Proceeds from long-term bank debt (Note 8)	108,633	-	34,800
Repayments of related party loans (Note 5)	(70)	-	-
Repayments of long-term bank debt (Note 8)	(30,327)	(7,911)	(9,181)
Issuance of units, common stock and warrants, net of issuance costs (Note 10)	26,104	-	-
Common shares re-purchase and retirement, including expenses	-	-	(656)
Repurchase of Series C preferred shares, including expenses	-	-	(1,515)
Repurchase of Series B preferred shares	-	-	(400)
Issuance of common stock under ATM program, net of issuance costs (Note 10)	1,788	-	-
Payments of equity issuance and financing costs (Notes 5 and 8)	(932)	-	(561)
Cash dividends (Note 12)	(941)	-	(502)
Net Cash provided by / (used in) Financing Activities	$109,255	$(7,911)	$21,985
Net increase / (decrease) in cash, cash equivalents and restricted cash	$30,152	$(11,804)	$(4,985)
Cash, cash equivalents and restricted cash at beginning of the year	$9,574	$21,378	$26,363
Cash, cash equivalents and restricted cash at end of the year	$39,726	$9,574	$21,378
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$38,726	$9,574	$21,378
Restricted cash at the end of the year	1,000	-	-
Cash, cash equivalents and restricted cash at the end of the year	$39,726	$9,574	$21,378
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash extinguishment of a related party debt through the issuance of Series C preferred shares (Note 10)	$4,930	$-	$-
Non-cash investing activities	$64	$999	$-
Interest payments	$3,123	$1,608	$1,655

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

Financial Statements’ presentation

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

Furthermore, effective November 15, 2022, the Company effected a one-for-fifteen reverse stock split on its common stock (Note 10), while previously, on November 2, 2020, the Company effected a one-for-ten reverse stock split on its common stock. All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits retroactively, for all periods presented.

Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the years ended December 31, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the year ended December 31, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the year ended December 31, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

Furthermore, the outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. Also, the Company monitors elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on the Company’s operating expenses. Additionally, interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for the Company’s business.

2.  Recent Accounting Pronouncements and Significant Accounting Policies

Recent Accounting Pronouncements Not Yet Adopted

Reference Rate Reform (Topic 848): In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The date of adoption of this optional guidance and the effect on its consolidated financial statements and accompanying notes is currently under evaluation by the Company. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Also, In December 2022 FASB issued another ASU (ASU 2022-06), regarding the Reference Rate Reform (Topic 848). This ASU does not create any new disclosure requirements; it delays the date that ASUs 2020-04 and 2021-01 can be applied from 31 December 2022 to 31 December 2024.

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2022 and 2021.

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

(f) Restricted Cash:  Restricted cash, includes minimum cash deposits required to be maintained under the Company’s borrowing arrangements.

(g) Accounts Receivable, net: The account includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses – (please refer to paragraph (h) below and to Note 4).

(h) Provision for Credit Losses: The Company measures all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. Receivables arising from operating leases are not within the scope of Subtopic 326-20 and as such, the receivables from time-charters and pool charters are excluded. The Company measures the allowance for estimated credit losses on its short-term receivables, being freight and demurrage receivables (Note 4), cash equivalent balances and claims receivable. No allowance was recorded on insurance claims as of December 31, 2022 and 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

(i) Inventories:  Inventories consist of bunkers, lubricants and victualling. Bunkers inventory exist when the vessel operates under freight charter, or when on the balance sheet date a vessel has been redelivered by her previous charterers and has not yet been delivered to new charterers, or remains idle. When the vessel operates under pool charters, the bunkers may be in the possession of the Company, or of the pool, depending on the terms of the specific pool agreement. All inventories are stated at the lower of cost or net realizable value and cost is determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

(j) Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets.

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

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 89% in the Company’s exercise for the tanker vessels, and has been 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. For 2022, the Company assessed that there were no indications for potential impairment of any of its vessels. For 2021 and 2020, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge, while the respective review for the Company’s container vessels for 2020 also did not indicate impairment charges.

(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2022 and 2021 did not result in held for sale classification for any of the Company’s vessels. During 2020, the Company has recognized an impairment charge of $339 from classification of certain of its container vessels as held for sale within the respective year, which is included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(n) Revenues and Voyage Expenses: Since the Company’s vessels are employed under time, voyage and pool charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

The Company has determined that all of its time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without owner’s crew and other operating services. In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company, as a lessor, elected to apply the practical expedient which allowed it to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, deferred revenue represents cash received prior to the balance sheet date for which related service has not been provided.

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

As discussed above, under a time charter, specified voyage costs such as bunkers and port charges are paid by the charterer, while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfilment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfilment costs, and operating expenses are expensed when incurred.

(o) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities, according to dividends declared and participation rights in undistributed earnings. Under this method, net earnings is reduced by the amount of dividends declared in the current period for common shareholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted (loss) earnings attributable to common shareholders per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of restricted shares, warrants and options outstanding during the applicable periods computed using the treasury method and the dilutive effect of convertible securities during the applicable periods computed using the “if converted” method. The two-class method is used for diluted earnings/(loss) per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. In cases when the effect from restricted stock, options and convertible securities is anti-dilutive, such are not included in the diluted earnings / (loss) per common share calculation. For purposes of the if-converted calculation, the fixed conversion price of preferred convertible stock is used, unless the number of shares that may be issued is variable, at which case the average market price of the period is used (Note 12).

(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2022, and 2021 was $1,098 and $1,408, respectively. Amortization of dry-docking costs for 2022, 2021 and 2020 for the tanker vessels amounted to $544, $68, and $0 respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations, while the amortization of dry-docking costs for 2020 for the container vessels amounted to $68 and is included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations. Also, in 2022, deferred dry-dock costs of the tanker vessels which were written off in Gain on vessels’ sale in the accompanying consolidated statement of operations amounted to $562, while in 2020, deferred dry-dock costs which were written off as Loss / (Gain) on vessels’ sale for the container vessels amounted to $66 and are included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

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

(s) Share-Based Payment: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized under the straight-line method over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). At cases when part of the vesting of the restricted share award takes place on the grant date, then the corresponding compensation cost is recognized as incurred. When the service inception date precedes the grant date, the Company accrues the compensation cost for periods before the grant date based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

The fair value measurement assumes that an instrument classified in the shareholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in shareholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument.

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

(v) Going Concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(w) Evaluation of Purchase Transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

(x) Repurchase and Retirement of Company’s Common Shares: All Company’s common shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.

(y) Repurchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain which should be added to the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations (Note 12).

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

(aa) Rent Concessions Related to the COVID-19 Pandemic: The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. Entities are allowed to elect to not evaluate whether a concession provided by a lessor due to COVID-19 is a lease modification. An entity that makes this election can then elect whether to apply the modification guidance (i.e., assume the concession was always contemplated by the contract or assume the concession was not contemplated by the contract). During 2021, the Company’s rent costs were reduced as a result of COVID-19 relief measures applied by the Greek government, while for 2022 and 2020 no such relief measures were in force. The Company assessed that the rent concession qualifies for the election, as the concession did not result in a substantial increase in the rights of the lessor or the obligations of the lessee, and then elected to not evaluate whether this concession provided by the Greek government due to COVID-19 is a lease modification, and further chose to adopt a policy to not account for the concession as a lease modification. Finally, the Company, as a lessee that was contractually released from certain lease payments, accounts the rent concession like a negative variable lease payment (Note 9).

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

(ac) Exchange of Common Shares for Shares of Series B Convertible Preferred Stock: In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange. When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the exchanged common stock, that value represents a dividend to the preferred holders, which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

(ad) Exchange of Series B Convertible Preferred Stock and Related Party Loan for Series C Convertible Preferred Stock: The Company follows the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether exchange of preferred stock should be accounted for as a modification or extinguishment. For extinguishments, the Company follows the accounting as per ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings/(losses) per share. As far as it concerns extinguishment of related party loans, the Company follows provision of ASC 470-50-40-2, indicating that such extinguishment transactions may be in essence capital transactions.

(ae) Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed.

(af) Accounting of Down-Round Features: For preferred stock and warrants bearing down-round features, the Company evaluates whether there are circumstances that trigger the down-round feature. At the date when the down-round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down-round feature) with a conversion price or exercise price (as applicable), corresponding to the stated conversion or exercise price of the issued instrument before the conversion or exercise price reduction and (b) the fair value of the financial instrument (without the down-round feature) with a conversion or exercise price, corresponding to the reduced conversion or exercise price upon the down-round feature being triggered. When the Company determines that on the measurement date there is an excess value of the preferred stock or the warrant due to the triggering of the down-round feature, then this value represents a deemed dividend to the preferred or to the warrant holders (as applicable), which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

3.     Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Below are presented summarized the operating results of the discontinued operations for years ended December 31, 2022, 2021 and 2020, as well as the balance sheet information on the Company’s discontinued operations as of December 31, 2022 and 2021:

	2022	2021	2020
Items constituting net income from discontinued operations
Time-charter revenues	$-	$-	$4,238
Voyage expenses	-	-	(188)
Vessels’ operating expenses	-	-	(2,336)
Depreciation and amortization of deferred charges	-	-	(99)
Management fees	-	-	(116)
Impairment losses	-	-	(339)
Gain on vessels’ sale	-	-	319
Other income	-	400	-
Foreign currency gains / (losses)	-	-	3
Net income from discontinued operations	-	400	1,482

	December 31,
	2022	2021
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$-	$1
Accounts receivable, trade	17	17
Prepaid expenses and other assets	29	29
Total major classes of current assets of discontinued operations	46	47
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	98	115
Accrued liabilities	-	5
Total major classes of current liabilities of discontinued operations	98	120

4.     Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For 2022, Revenue from continuing operations amounted to $23,330 from spot charters, to $8,131 from time-charters and to $43,712 from pool charters. For 2021, Revenues from continuing operations amounted to $23,606 from spot charters, to $10,282 from time-charters and to $2,603 from pool charters. For 2020, Revenues from continuing operations amounted to $34,742 from spot charters, to $7,303 from time-charters and to $nil from pool charters.

As of December 31, 2022, the balance of Accounts receivable, net, for the continuing operations amounted to $2,636 for the spot charters (of which $167 relates to contract assets), to $34 for the time-charters and to $6,440 for the pool charters. As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters.

As of December 31, 2022 and 2021, the balance of Deferred Revenue for the continuing operations amounted to $1,378 and $nil, respectively, and related solely to cash received up-front from the Company’s time-charter contracts.

For the years ended December 31, 2022, 2021, and 2020, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2022	2021	2020
A	-	26%	20%
B	-	17%	-
C	41%	-	-
D	18%	-	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $6,440 and to $405 as of December 31, 2022 and 2021, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of December 31, 2022 and 2021, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $109 and $121, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the years ended December 31, 2022, 2021 and 2020, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(12), $42 and $79, respectively, and for 2022 and 2021 it also includes an amount of $45 and $118, respectively, representing demurrages write offs.

5.      Transactions with Related Parties

(a)          Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For 2022, 2021 and 2020, commissions to Pure Brokerage amounted to $887, $431 and $227, respectively, and are included in Voyage expenses in the accompanying consolidated statements of operations. Also, for 2022, 2021 and 2020, brokerage fees to Pure Brokerage amounted to $204, $180 and $80, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. Also, for 2020, commissions of discontinued operations amounted to $56 and are included in Net income / (loss) from discontinued operations. As at December 31, 2022 and 2021, an amount of $335 and $63 was payable to Pure Brokerage and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)          Mango Shipping Corp (“Mango”): On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. The Company drew down the $5,000 loan amount in two advances in March 2022, and repaid it in full on October 19, 2022 (see paragraph below). For 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $277, and together with arrangement fees of $200 which were amortized and written off during 2022, are included in Interest and finance costs in the accompanying consolidated statements of operations (Note 11).

In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share (Note 10). The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou through Mango, and 28,171 were beneficially owned by Andreas Michalopoulos. On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement 1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held by Mango, and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility. The transaction was approved by a special independent committee of the Company’s Board of Directors. On October 19, 2022, the Company repaid the remaining amount due to the credit facility of $70, together with accrued interest, and terminated the agreement.

The Series B and the Series C Preferred stock is entitled to an annual dividend of 4.00% and 5.00%, respectively (Note 10). For 2022, dividends declared and paid to Mango on its Series B preferred shares amounted to $411 (or $0.875 per each Series B preferred share) and were calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until September 15, 2022. Following the issuance of the Series C preferred shares in October 2022 to Mango, the dividends on the Series B preferred shares held by Mango accrued until the last dividend payment date, which was September 15, 2022. Additionally, for 2022, dividends declared and paid to Mango on its Series C preferred shares amounted $411, (or $0.3125 per each Series C preferred share), and were calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82 (Note 10).

For the details of the terms of the Series B and the Series C preferred stock, and the respective accounting treatment followed by the Company, please refer to Note 10.

Ex Related Parties transactions of 2021 and 2020

During 2020 and 2021, the Company was receiving travel, brokerage, and vessels’ management services from certain affiliated companies, on the basis that these entities were either controlled by the Company’s then Chairman of the Board, or the Company had common board members with these entities. Additionally, in 2021, the Company sold to an ex-affiliated entity its co-owned indivisible share in a plot of land, located in Athens, Greece. The Company gradually from February 2020 to January 2021 either terminated its co-operation with these entities or ceased to be affiliated to them.

For 2021 and 2020, aggregate expenses for services provided by the aforementioned entities amounted to $18 and $596, respectively, and are included in Vessel operating expenses, in General and administrative expenses and in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements. Also, in 2021, the Company recognized a gain of $137 from the sale of property to an ex-affiliated entity, and it is depicted as Gain from property sale in the accompanying consolidated financial statements (Note 7). As at December 31, 2021, there were no amount due to or due from these ex related party entities.

6.      Vessels, net

Vessels’ acquisitions and Vessels’ Improvements - Continuing Operations

During 2021, the Company capitalized in Vessels, net an amount of $2,218, mainly representing costs for the installation of ballast water treatment system on the tanker vessels “Briolette” and “P. Fos”, out of which $1,758 has been settled until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows. Additionally, an amount of $558 relating to the installation costs of the ballast water treatment system of the vessel “Blue Moon”, whose scheduled special survey was in progress as of December 31, 2021, is included in Other non-current assets in the accompanying 2021 consolidated balance sheets. Out of the $558 of these installation costs, $19 have been paid until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows.

During 2022, the Company capitalized in Vessels, net an aggregate amount of $1,218, out of which $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”. During the year, $1,199 of these costs have been paid and are included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows. Furthermore, in 2022, the Company capitalized in other non-current assets an amount of $450, representing advances paid for the installation of ballast water treatment system on the vessel “P. Kikuma”, also included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows.

From June to November 2022, the Company, through four newly established subsidiaries, entered into four memoranda of agreement with unrelated parties to acquire the Aframax tanker vessels “P. Sophia”, “P. Aliki”, “P. Monterey”, and “P. Long Beach”, for a purchase price of $27,577, $36,500, $35,000, and $43,750, respectively. The vessels were delivered to the Company from July to December 2022. Aggregate pre-delivery costs capitalized in connection with these vessels’ acquisition amounted to $677.

Vessel’s Disposals – Continuing and Discontinued Operations

In October 2022, the Company, through one of its subsidiaries, entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Fos” to unrelated parties for an aggregate gross price of $34,000. The vessel was delivered to her new owners in November 2022 and the Company received the sale proceeds in accordance with the terms of the contract. For 2022, the gain on sale of vessels, net of direct to sale expenses, amounted to $9,543 and is reflected in Gain on vessel’s sale in the accompanying consolidated statement of operations.

In January and August 2020, the Company, through two of its subsidiaries, agreed to sell the container vessels “Rotterdam” and “Domingo” to unrelated parties for an aggregate gross price of $24,100. The vessels were delivered to their new owners in April and August 2020, respectively, and the Company received the sale proceeds in accordance with the terms of the contracts. For 2020, the gain on sale of vessels, net of direct to sale expenses, amounted to $319. The gain on vessels’ sale is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations.

Vessels’ impairment – Discontinued Operations

In 2020, the Company, taking into account the provisions of ASC 360 and factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. During 2020, the carrying values of one of the Company’s containers vessels was impaired as a result of its classification as “held for sale”. More specifically, in 2020, an impairment loss of $339 was recognized in connection with the container vessels’ “Rotterdam” held for sale classification on the March 31, 2020 balance sheets, as the vessel’s carrying value exceeded its fair value, less costs to sell. The vessel was measured at fair value on a non-recurring basis as a result of its “held for sale” classification and their fair value was determined through Level 2 inputs of the fair value hierarchy making also use of available market data for the market value of vessels with similar characteristics. The fair value of the impaired vessel as of the testing date were $18,130 in 2020.

In 2020, the impairment loss recognized by the Company for its container vessels amounted to $339 and is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations.

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$134,564	$(6,456)	$128,108
- Vessels’ improvements	2,218	-	2,218
- Depreciation	-	(7,290)	(7,290)
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
- Vessels’ acquisitions	143,504	-	143,504
- Vessels’ improvements transferred from other non-current assets	558	-	558
- Vessels’ improvements	660	-	660
- Vessels’ disposals	(27,208)	4,688	(22,520)
- Depreciation	-	(8,631)	(8,631)
Balance, December 31, 2022	$254,296	$(17,689)	$236,607

7.      Property and Equipment, net

On November 18, 2021, the Company, through UOT, sold to a subsidiary of Diana Shipping Inc. its co-owned indivisible share in a plot of land, located in Athens, Greece, for a purchase price of Euro 1,100,000 (or $1,248 based on a $1.1345 Euro/USD exchange rate). In connection with this sale, the Company recorded a gain, net of $233 taxes and expenses, of $137, which is presented as Gain from property sale in the accompanying 2021 consolidated statement of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$1,790	$(655)	$1,135
- Additions in equipment	8	-	8
- Land sale	(878)	-	(878)
- Depreciation	-	(114)	(114)
Balance, December 31, 2021	$920	$(769)	$151
- Additions in equipment	27	-	27
- Depreciation	-	(106)	(106)
Balance, December 31, 2022	$947	$(875)	$72

8.       Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2022	Current	Non-current	December 31, 2021	Current	Non-current

Nordea Bank secured term loan	$20,663	$3,740	$16,923	$24,403	$3,740	$20,663
Piraeus Bank secured term loans	67,584	9,048	58,536	25,786	4,171	21,615
Alpha Bank secured term loans	40,250	4,200	36,050	-	-	-
less unamortized deferred financing costs	(822)	(242)	(580)	(291)	(123)	(168)
Total debt, net of deferred financing costs	$127,675	$16,746	$110,929	$49,898	$7,788	$42,110

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at SOFR or LIBOR plus a fixed margin ranging from 2.35% to 2.85%. Their maturities fall due from July 2024 to December 2027, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of December 31, 2022, the term loans were collateralized by the Company’s eight tanker vessels, whose aggregate net book value was $236,607.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter. The “P. Fos” trance was repaid in full and released from the loan agreement in November 2022, due to the vessels’ sale (Note 6). Furthermore, the “P. Yanbu” and the “P. Kikuma” trances were also released from the specific loan agreement in July and December 2022, respectively, as part of their refinancing under the new loan agreements with Piraeus Bank signed in June and November 2022 (discussed below), and as such, the specific loan agreement was terminated.

In June 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Sophia” (Note 6) and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31,933. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24,600 and refinance the existing indebtedness of $7,333 of the vessel “P. Yanbu”. The Company utilized the full amount of $31,933 in July 2022.

Later, in November 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Monterey” (Note 6) and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37,400. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29,615 and refinance the existing indebtedness of $7,785 of the vessel “P. Kikuma”. The Company utilized the amount of $36,450 in November 2022, and no amount remained available for drawdown thereafter.

Also in November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” (Note 6) signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Finally, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” (Note 6) signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2022 and 2021, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,500 and $5,000 respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at December 31, 2022 and December 31, 2021, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $nil, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at December 31, 2022 and 2021, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for 2022 and 2021, was 4.85% and 2.90%, respectively.

For 2022, 2021 and 2020 interest expense on long-term bank debt amounted to $3,191, $1,596 and $1,710, respectively, and is included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest on bank debt as of December 31, 2022 and 2021, amounted to $390 and $51, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at December 31, 2022, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment
Year 1	$16,988
Year 2	28,222
Year 3	11,298
Year 4	11,298
Year 5	60,691
Total	$128,497

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

(b)  As of December 31, 2022, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of December 31, 2022 non-cancelable time charter contract are estimated at $48,683 until December 31, 2023, and at $26,231 until December 31, 2024.

(c)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts, and as of December 31, 2022 the weighted-average remaining lease term for all lease agreements is 2.42 years. The contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $163 and $84, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2022 and 2021 balance sheets. The weighted average discount rate used for the calculation of the present value of future lease payments was 3.98%. The monthly rent cost under the existing as of December 31, 2022 lease agreements are $7 (based on the exchange rate of Euro/US Dollar $1.043 as of December 31, 2022). Rent costs have been reduced for the Company during 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor was partially reimbursed for these rent payments by the state. Accordingly, rent expenses amounted to $87, $47 and $104 for 2022, 2021 and 2020, respectively, and are included in General and administrative expenses in the accompanying consolidated financial statements.  The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as December 31, 2022 and 2021 as no impairment indicators existed.
The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2022:

Amount
Year 1	$77
Year 2	59
Year 3	39
Total	$175
Less imputed interest	(12)
Present value of lease liabilities	$163

Lease liabilities, current	73
Lease liabilities, non- current	90
Present value of lease liabilities	$163

10.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of December 31, 2022 and 2021, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares, 1,200,000 have been designated Series B preferred shares, and 1,587,314 have been designated as Series C Preferred Shares (see paragraph (b) below). As of December 31, 2022, 136,261 Series B preferred shares and 1,314,792 Series C preferred shares were issued and outstanding, while as of December 31, 2021, no preferred stock was issued and outstanding.

(b) Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock, and Issuance of Shares of Series C Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock (“Series B Preferred Shares”), par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share.

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share is convertible at the option of the holder during the applicable conversion period and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 were acquired by Aliki Paliou through Mango (Note 5), and 28,171 were acquired by Andreas Michalopoulos. For 2022, declared and paid dividends on Series B preferred shares amounted to $530 (or $0.875 per each Series B preferred share) which represented the dividends calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until December 15, 2022, out of which $411 were dividends paid to Mango for its Series B preferred shares (Note 5). As of December 31, 2022, accrued and not paid dividends on the Series B preferred shares amounted to $7.

On October 17, 2022, the Company entered into a stock purchase agreement with Mango, pursuant to which it agreed to issue to Mango in a private placement 1,314,792 shares (with aggregate liquidation preference of $32,870) of its newly-designated Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Shares”) in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement dated March 2, 2022 (Note 5) and made between the Company as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. The Company repaid on October 19, 2022 the remaining amount due to the credit facility of $70, and any remaining accrued interest, and terminated the loan agreement with Mango. The transaction was approved by a special independent committee of the Company’s Board of Directors. The authorized number of Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, is 1,587,314, out of which 1,314,792 shares were issued to Mango.

The remaining Series C Preferred Shares can be issued not earlier than one year from the date of original issuance of the Series B Preferred Shares (Note 15). The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50 (this conversion price adjustment clause is further analyzed later); 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

For 2022, declared and paid dividends on the Series C preferred shares held by Mango amounted to $411 (or $0.3125 per each Series C preferred share), which represented the dividends calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82 (Note 5).

The Company, when assessing the accounting of the Series B preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability. The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock weighted the probabilities: a) that the Series B are not further exchanged for Preferred C shares, and b) that the Series B are converted to Series C on the applicable conversion date. The fair value of the conversion option embedded in the Series C Preferred Shares was estimated using the Black & Scholes model. Moreover, the Company’s valuation used the following assumptions: (a) stated dividend yields for the Series B preferred stock and Series C preferred stock, (b) cost of equity of 11.07%, based on the CAPM theory; (c) expected volatility of 77%, (d) risk free rate of 1.66% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $3.09 (which was the current market price as of the date of the fair value measurement) and (f) expected life of convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 12). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

Accordingly, in its assessment for the accounting of the Series C preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series C preferred shares should be classified as permanent equity rather than temporary equity or liability. The Series C preferred stock was measured as of the date of their issuance, being October 17, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $26,809. The fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock (b) cost of equity of 10.38%, based on the CAPM theory; (c) expected volatility of 89%, (d) risk free rate of 4.23% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $0.31 (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the transaction resulted in an excess value of the Series C preferred shares of $6,944, or $5.28 per preferred share, as compared to the sum of the amount of $4,930 (being the carrying value of the amount applied by the Company as a prepayment to the loan facility with Mango) and the carrying value of the Series B preferred shares exchanged, that was transferred from the preferred Series B holders to the preferred Series C holders on the measurement date, and that that value represented a deemed dividend to the preferred Series C holders that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 12). The carrying value of the Series B preferred shares exchanged by Mango on the measurement date was $14,935.

As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, subsequent to the issuance of the Series C preferred shares, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the reverse stock split that was effected in November 2022 (discussed later in paragraph (h)) the conversion price has been adjusted in November 2022 from $0.50 to $7.50. Later, on December 12, 2022, because of the issuance of common shares through the ATM offering (discussed later in paragraph (e)), the conversion price has been further adjusted to $3.51, and at that date the Company assessed that the down round feature was triggered. To measure the effect of the down round feature the Company performed fair value measurements by applying the same methodology as per initial fair value measurement for Series C preferred stock. For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility of 87% for the valuation of the instrument based on the initial conversion price of $7.50, and 118% for the valuation of the instrument based on the reduced conversion price of $3.51, and (b) expected life of  convertibility option of the Series C preferred shares to common shares of 5 years for the valuation of the instrument based on the initial conversion price of $7.50, and 1 year for the valuation of the instrument based on the reduced conversion price of $3.51. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. In this respect, the Company determined an aggregate measurement of the down round feature of $5,930, which was accounted for as a deemed dividend that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders (Note 12).

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares that were assessed on the date of triggering of the down-round feature as discussed above, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the preferred stock requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the valuation of the preferred stock.

(c) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share.

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 (which was the current market price as of the date of the fair value measurement) and (e) expected life of 5 years as at January 1, 2021. Until December 31, 2022, no stock options were exercised, and in 2021 the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying statements of operations.

(d) Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 35,922 shares, and further approved 4,481 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vest ratably over three years from the issuance date. As at December 31, 2022, 31,441 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During 2022, 2021 and 2020, the aggregate compensation cost on restricted stock amounted to $107, $134 and $1,916 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2022 and 2021, the total unrecognized compensation cost relating to restricted share awards was $52 and $159, respectively.

During 2022, 2021 and 2020, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2019	25,904	$133.50
Granted	4,481	71.40
Vested	(23,713)	131.10
Forfeited or expired	-	-
Outstanding at December 31, 2020	6,672	$100.65
Granted	-	-
Vested	(4,432)	115.50
Forfeited or expired	-	-
Outstanding at December 31, 2021	2,240	71.40
Granted	-	-
Vested	(1,890)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2022	350	$71.40

As at December 31, 2022, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 0.99 years.

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During 2022, a total of 35,128 common shares were issued as part of the Company’s ATM offering with Wainwright, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated the specific ATM agreement effective August 23, 2022.

Furthermore, on December 9, 2022, the Company entered into an At The Market (or “ATM”) Offering Agreement with Virtu Americas LLC (“Virtu”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. During 2022, a total of 140,379 common shares were issued as part of the Company’s ATM offering with Virtu, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $450. Subsequent to the balance sheet date and up to February 27, 2023, when the Company terminated its ATM agreement with Virtu, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 15).

(f) Equity Offerings: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and/or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share, and will expire in five and a half years from issuance. The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. Further to the registered direct offering of August 12, 2022 (discussed below) the July 2022 Warrants’ exercise price has been reduced to $4.75, and following the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the July 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant, as has been further reduced to $1.65 subsequent to the balance sheet date. The offering closed on July 19, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of approximately $5,271.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share. The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. Further to the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the August 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant, as has been further reduced to $1.65 subsequent to the balance sheet date. The offering closed on August 16, 2022, and the Company received net proceeds, after deducting underwriting discounts and commissions and expenses, of approximately $13,707.

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the Company’s registered offering in August 2022 (discussed later), the down round feature of the July 2022 Warrants was triggered. Consequently, the Company measured the value of the effect of the feature as of the August 18, 2022, being the date that the down round feature was triggered and determined an approximate measurement of the down round feature of $22, which was accounted for as a deemed dividend. Moreover, following the ATM offering with Virtu (discussed previously) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. In this respect, the Company measured the value of the effect of the feature as of the dates that the down round features were triggered, being December 12, 2022 for both the July 2022 and the August 2022 Warrants, and determined an approximate measurement of the down round feature of $192 and $902, respectively, which were accounted for as deemed dividends. The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income from continuing operations to arrive to the net income available to common stockholders (Note 12). The fair values of the warrants, that were assessed on the date of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

As of December 31, 2022, the Company had 4,187,588 common shares outstanding, and none of the June 2022, July 2022 and August 2022 Warrants had been exercised.

(g) Reverse Stock Splits: With the intention of complying with NASDAQ’s minimum bid price requirements, the Company effected as of the opening of trading on November 15, 2022, a one-for-fifteen reverse stock split of its common shares, which was approved by shareholders at the Company’s 2022 Special Meeting of Shareholders held on November 7, 2022. Consequently, the Company regained compliance with Nasdaq Listing Rule 5450(a)(1), for the breach of which it was previously notified by the Nasdaq. The number of the Company’s common shares issued and outstanding at the date of the reverse stock split effectiveness was reduced from 60,728,363 to 4,047,209. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

Also on November 2, 2020, with the intention of complying with NASDAQ’s minimum bid price requirements, the Company effected as of the opening of trading a one-for-ten reverse stock split of its common shares, which was approved by shareholders at the Company’s 2020 Special Meeting of Shareholders held on October 29, 2020. Consequently, the Company regained compliance with Nasdaq Listing Rule 5450(a)(1), for the breach of which it was previously notified by the Nasdaq. The number of the Company’s common shares issued and outstanding at that date was reduced from 50,155,299 to 5,015,501. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

11.      Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2022	2021	2020
Interest expense on bank debt (Note 8)	$3,191	$1,596	$1,710
Interest expense and other fees on related party debt (Note 5)	277	-	-
Amortization of deferred financing costs on bank and related party debt	402	143	325
Commitment fees and other	96	62	54
Total	$3,966	$1,801	$2,089

12.      Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For 2022, the Company paid aggregate dividends amounting to $941 to its Series B and Series C preferred stockholders, while for 2021 and 2020 the Company paid dividends of $nil and $502, respectively, to its common stockholders. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method. For 2022 and 2020 the most dilutive method was the two-class method, considering anti-dilution sequencing as per ASC 260. For 2022 and 2020, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the “if converted” method described above and resulted in 4,597,638 shares and 4,673 shares, respectively. For 2022, 2021 and 2020, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, outstanding warrants, the non-exercised stock options and the Series C preferred stock calculated with the treasury stock method, or if converted method, as applicable, considering of anti-dilution sequencing as per ASC 260.

For 2020, net income / (loss) from continuing operations is significantly adjusted to arrive to net income / (loss) attributable to common equity holders by $1,500, being the difference between the fair value of the consideration paid for the re-purchase of the Series C preferred shares (Note 10) and the carrying amount of the shares surrendered. The $1,500 gain from repurchase has been allocated to continuing operations, as it derives from corporate decisions in connection with the restructuring of the Company’s share capital.

For 2022, net income / (loss) from continuing operations is significantly adjusted by an amount of $9,271 representing deemed dividends on Series B preferred stock upon exchange of common stock (Note 10 (b)), by an amount of $6,944 representing deemed dividends on Series C preferred stock upon exchange of Series C preferred stock (Note 10 (b)), by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $5,930, (Note 10 (b)), by a deemed dividend to the holders of the July and August 2022 Warrants of $1,116 as a result of triggering of a down-round feature (Note 10 (f)), and also by an amount of $1,030 representing dividends on Series B and Series C Preferred Stock (Note 10 (b)), to arrive at the net income / (loss) attributable to common equity holders.

The following table sets forth the computation for basic and diluted earnings (losses) per share:

	2022		2021		2020
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net income/ (loss) from continuing operations	$36,300	$36,300	$(10,106)	$(10,106)	$2,295	$2,295
plus gain from repurchase of preferred shares	-	-	-	-	1,500	1,500
less income allocated to participating securities	(6)	(2)	-	-	(87)	(87)
less deemed dividends on Series B preferred stock upon exchange of common stock	(9,271)	(9,271)	-	-	-	-
less deemed dividends on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party	(6,944)	-	-	-	-	-
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	(5,930)	(5,930)	-	-	-	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	(1,116)	(1,116)	-	-	-	-
less dividends on preferred stock	(1,030)	(493)	-	-	-	-
Net income / (loss) attributable to common stockholders from continuing operations	12,003	19,488	(10,106)	(10,106)	3,708	3,708

Net income from discontinued operations	-	-	400	400	1,482	1,482

Total net income /(loss) attributable to common stockholders	12,003	19,488	(9,706)	(9,706)	5,190	5,190

Weighted average number of common shares, basic	1,850,072	1,850,072	335,086	335,086	325,031	325,031
Effect of dilutive shares	-	4,597,638	-	-	-	4,673
Weighted average number of common shares, diluted	1,850,072	6,447,710	335,086	335,086	325,031	329,704

Earnings / (Loss) per common share, continuing operations	$6.49	$3.02	$(30.16)	$(30.16)	$11.41	$11.25

Earnings per common share, discontinued operations	$-	$-	$1.19	$1.19	$4.56	$4.49

Earnings / (Loss) per common share, total	$6.49	$3.02	$(28.97)	$(28.97)	$15.97	$15.74

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

Based on the trading and ownership of its stock, the Company believes that it satisfied the 50% Ownership Test for its 2022 taxable year and intends to take this position on its 2022 U.S. federal income tax returns. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2022.

14.       Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations. During 2022, the Company measured on a non-recuring basis its newly-issued equity instruments on their appropriate measurement dates, using Level 3 inputs of the fair value hierarchy. These valuations resulted:

●	for the Company’s Series B Preferred Shares as of January 27, 2022, which was the date of the instrument’s issuance, to a fair value of $18,030 (Note 10 (b)),
●	for the Company’s Series C Preferred Shares as of October 17, 2022, which was the date of the instrument’s issuance, to a fair value of $26,809 (Note 10 (b)).

During 2022, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares, July 2022 and August 2022 Warrants, before and after the triggering of the down round features. These valuations resulted:

●	in a deemed dividend for the Company’s Series C Preferred Shares as of December 12, 2022, of $5,930 (Note 10 (b)),
●	in a deemed dividend for the Company’s July 2022 Warrants as of August 18, 2022, of $22 (Note 10 (f)),
●	in a deemed dividend for the Company’s July 2022 Warrants as of December 12, 2022, of $192 (Note 10 (f)), and
●	in a deemed dividend for the Company’s August 2022 Warrants as of December 12, 2022, of $902 (Note 10 (f)).

15.      Subsequent Events

(a)
At-The-Market (“ATM”) Offering: Subsequent to the balance sheet date and up to February 15, 2023, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 10), and the net proceeds received, after deducting agent’s commissions, amounted to $694. The Company terminated its ATM agreement on February 27, 2023.

(b)
Conversion of Series B Preferred Shares to Series C Preferred Shares: On February 13, 2023, the Company notified its Series B preferred stockholders, that pursuant to the effective registration statement on Form F-3 filed by the Company with the U.S. Securities and Exchange Commission on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and the Company collected gross proceeds of $642.

(c)
Registered Direct Offering: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A Warrants to purchase up to 3,611,400 common shares and (iii) Series B Warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A Warrant and each Series B Warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Alternatively, each Series A Warrant will become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. At closing, the Company received proceeds of $11,586, net of placement agent’s fees and expenses. Subsequent to the closing and through March 22, 2023, the Company received exercise notices for 2,589,600 Series A warrants, and thus, 2,589,600 common shares were issued for no cash consideration, according to the terms of the Form of Warrant.

(d)
Shipbuilding Contract for the Construction of an Oil Tanker: On March 7, 2023, the Company, through a newly established subsidiary, entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) has a gross contract price of $63,250 and the Company expects to take delivery of it by the end of October 2025. The purchase price of the newbuilding will be paid in five instalments, with the first one at $9,488, the second, third and fourth at $6,325 each, and the final instalment for the balance of the amount or $34,787.

(e)
Dividend Payment to the Series B and Series C Preferred Stockholders: On March 15, 2023, the Company paid cash dividends to its Series B and Series C preferred stockholders amounting to $15 (or $0.25 per share) and $458 (or $0.3125 per share), respectively, according to the terms of each preferred stock, out of which $411 were paid to Mango (Note 5).