Form 20-F
period 2023-12-31
Performance Shipping Inc.
filed 2024-03-28
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

Mr. Andreas Michalopoulos, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, GR
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

As of December 31, 2023, there were 12,279,676 of the registrant’s common shares, par value $0.01, outstanding, 50,726 shares of the registrant’s Series B Convertible Cumulative Perpetual Preferred Stock outstanding and 1,428,372 shares of the registrant’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

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
☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report on Form 20-F and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements, which are other than statements of historical facts.

Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending,” and similar expressions, terms, or phrases may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in its records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies; fluctuations in currencies and interest rates; inflation general market conditions, including fluctuations in charter rates and vessel values; changes in demand in the tanker shipping industry; changes in the supply of vessels; changes in worldwide oil production, consumption, and storage; changes in our operating expenses, including bunker prices, crew costs, drydocking, and insurance costs; our future operating or financial results; availability of financing and refinancing; changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, and other general corporate activities; our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements; our ability to continue as a going concern; our ability to pay dividends to holders of our preferred shares and common shares; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; changes in the market for our vessels; availability of skilled workers and the related labor costs; compliance with governmental, tax, environmental, and safety regulations; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery; the impact of the replacement of the introduction of the Secured Overnight Financing Rate (“SOFR”) on interest rates of our debt; general economic conditions and conditions in the oil industry; effects of new products and new technology in our industry; the failure of counterparties to fully perform their contracts with us; our dependence on key personnel; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties, or regulations; volatility of the price of our common shares; our incorporation under the laws of the Republic of the Marshall Islands and the different rights to relief that may be available compared to other countries, such as the United States; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions or events, including “trade wars,” acts by terrorists, acts of piracy on ocean-going vessels, or other hostilities, including the war between Russia and Ukraine and Israel and Hamas, and tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea; the outbreak, length, and severity of epidemics and pandemics, such as the novel coronavirus (COVID-19) and its variants, and governmental responses thereto and any resultant impact on the demand for seaborne transportation of petroleum and other types of products; potential disruption of shipping routes due to accidents, labor disputes, or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

This report may contain assumptions, expectations, projections, intentions, and beliefs about future events. These statements are intended as forward-looking statements. The Company may also, from time to time, make forward-looking statements in other documents and reports that are filed with or submitted to the SEC in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions, and beliefs about future events may, and often do, vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events, or otherwise, except as required by law.

PART I

Item 1.	Identity of Directors, Senior Management, and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

In this annual report, “we,” “us,” “our,” and “the Company” all refer to Performance Shipping Inc. and its subsidiaries, unless the context requires otherwise. References in this annual report, other than as incorporated by reference, to our common shares and earnings per share amounts, including the number of common shares issuable upon exercise of common stock purchase warrants or upon conversion of shares of our Series C Convertible Cumulative Redeemable Perpetual Preferred Stock, or the Series C Preferred Shares, and the exercise or conversion price of such warrants and Series C Preferred Shares, are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the one-for-fifteen reverse stock split which became effective as of November 15, 2022.

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

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common shares speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Industry Specific Risk Factors,” “Company Specific Risk Factors,” and “Risks Relating to our Common Shares and Preferred Shares” and should be carefully considered, together with other information in this annual report and our other filings with the SEC before making an investment decision regarding our common shares.

Industry Specific Risk Factors

•	The international tanker industry has historically been both cyclical and volatile.
•	An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
•	If economic conditions throughout the world continue to deteriorate or become more volatile, it could have an adverse impact on our operations and financial results.
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

•	Political instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.
•	Outbreaks of epidemic and pandemic of diseases and the related governmental responses thereto, could adversely affect our business.
•	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Our operations may be adversely impacted by severe weather, including as a result of climate change.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation, and the market for our common shares.

•	We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.
•	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Company Specific Risk Factors

•
The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.

•	Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our vessels, for which we will face substantial competition.
•	The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
•	Our purchasing and operating secondhand vessels, and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
•	There is a lack of historical operating history provided with our secondhand vessel acquisitions, and profitable operation of the vessels will depend on our skill and expertise.
•	Technical innovation and technical quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
•
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditor’s reports and challenge the accuracy of our published audited consolidated financial statements.

•	Our ability to obtain debt financing in the future may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.
•	We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
•
Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote and, accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

•
Our Chief Financial Officer participates in business activities not associated with us and does not devote all of his time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

•	We are currently subject to litigation and we may be subject to similar or other litigation in the future.

•	We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
•
We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies and, therefore, exchange rate fluctuations could have an adverse impact on our results of operations.

•	Volatility of SOFR could affect our profitability, earnings, and cash flow.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	We may be treated as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.
•	We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	A cyber-attack could materially disrupt our business.
•	If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.
•	Inflation could adversely affect our operating results and financial condition.
•	The IMO 2020 regulations may cause us to incur substantial costs and procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
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

•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Insurance may be difficult to obtain or, if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.
•	Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.
•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

Risks Relating to our Common and Preferred Shares

•	The market price of our common shares is subject to significant fluctuations.
•	Future sales of our common shares, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common shares to decline.
•
As a key component of our business strategy, we might issue additional common shares or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common shares.

•	There is no guarantee of a continuing public market for your to resell our common shares.
•	The issuance of common shares in future offerings may trigger anti-dilution provisions in our outstanding convertible securities and warrants and affect the interests of our common shareholders.
•	We cannot assure you that our board of directors will declare dividend payments on our common shares in the future or when such payment might occur.
•
Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common shares upon our liquidation, may adversely affect the market value of our common shares.

•
We may not have sufficient cash from our operations to enable us to pay dividends on or redeem our Series B Preferred Shares and Series C Preferred Shares following the payment of expenses and the establishment of any reserves.

•
Our ability to pay dividends on and redeem our Series B Preferred Shares and Series C Preferred Shares and, therefore, your ability to receive payments on the Series B Preferred Shares and Series C Preferred Shares, is limited by the requirements of Marshall Islands law and our contractual obligations.

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

•	We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and make dividend payments.
•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

•	It may not be possible for our investors to enforce judgments of U.S. courts against us.
•
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the value of our securities.

Industry Specific Risk Factors

The international tanker industry has historically been both cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2023, the BDTI reached a high of 1,642 and a low of 713. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2023, the BCTI reached a high of 1,250 and a low of 563. Although the BDTI and BCTI were 1,212 and 1,268, respectively, as of March 18, 2024, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Currently, five of our vessels are employed on short- and medium-term time charters, and the remaining two of our operating vessels operate under pool arrangements with exposure to the prevailing robust Aframax spot rates. Changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements. A decline in charter hire rates will also likely cause the value of our vessels to decline.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, chemicals and other liquids our vessels carry. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

The factors that influence demand for tanker vessel capacity include:

•	supply of and demand for energy resources and oil and petroleum products;

•	oil prices;

•	competition from, and supply of and demand for, alternative sources of energy, other shipping companies and other modes of transportation;

•	regional availability of refining capacity and inventories;

•
global and regional economic and political conditions and developments, including national oil reserve policies, fluctuations in industrial and agricultural production, wars or other armed conflicts, including the war in Ukraine, the war between Israel and Hamas or the Houthi crisis in or around the Red Sea, terrorist activities, trade wars, tariffs embargoes, and strikes;

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

•	weather, natural disasters, and other acts of God;

•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;

•	developments in international trade, including those relating to the imposition of tariffs;

•	worldwide and regional availability of refining capacity and inventories;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and

•	international sanctions, embargoes, import and export restrictions, nationalizations, and wars or other conflicts, including the ongoing war in Ukraine and between Israel and Hamas.

The factors that influence the supply of tanker vessel capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and availability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;

•	conversion of tanker vessels to other uses;

•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;

•	availability of financing for new or secondhand vessels;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping, and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design, capacity, propulsion technology and fuel consumption efficiency of vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnages;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion and weather delays;

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions; and

•	sanctions (in particular, sanctions on Russia, Iran, and Venezuela, among others).

Declines in crude oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker vessel sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are, therefore, sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development, or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations, and cash available for distribution.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.

The market supply of tanker vessels is affected by a number of factors, such as the supply of and demand for energy resources, including oil and petroleum products, the supply of and demand for seaborne transportation of such energy resources, the current and expected price for newbuildings, and the number of vessels being recycled for scrap steel, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. As of March 2024, newbuilding orders have been placed for an aggregate of approximately 8.2% of the existing global tanker fleet, with the bulk of deliveries expected during 2025. If the capacity of new tanker vessels delivered exceeds the capacity of tanker vessels being recycled for scrap steel or converted to non-trading tanker vessels, tanker vessel capacity will increase. If the supply of tanker vessel capacity increases and the demand for tanker vessel capacity decreases or does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our tanker vessels may have a material adverse effect on our results of operations, earnings, and available cash, our ability to pay dividends and our ability to comply with the covenants in our loan agreements.

The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tanker vessels available for worldwide trade. If this volatility persists, we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, ability to pay dividends, and compliance with current or future covenants with respect to any of our financing arrangements.

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

If economic conditions throughout the world continue to deteriorate or become more volatile, it could have an adverse impact on our operations and financial results.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in and around the Red Sea, and Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Outbreaks of epidemic and pandemic diseases, such as COVID-19, and the related governmental responses thereto, could adversely affect our business.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. If such conditions are sustained, the longer-term net impact on our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. On the tanker market, the sanctions imposed by the EU on Russia affected imports of crude oil and petroleum products. This had a positive effect on the tankers’ charter market, as Europe had to import these amounts of crude oil and petroleum products from other sources of greater distance, increasing the overall ton-mile demand. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in the Red Sea and their impact on the world economy is uncertain. If such conditions are sustained, the longer-term net impact on the tanker freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. See also “—Political instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.”

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China reported that its GDP growth rate recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.

Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2023, 2022, and 2021 we did not recognize any impairment losses.

Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years, the value of a ten-year-old Aframax tanker has fluctuated widely within a range of $18 million to $55 million.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include, among others, the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, and as a result of increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders.

Rising fuel prices may adversely affect our profits.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for crude oil and natural gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and natural gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in 2023 as compared to 2022, fuel has and may become much more expensive in the future, including as a result of the developments in Ukraine and the sanctions against Russia, political unrest and conflicts in the Middle East, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business. Other future regulations may have a similar impact.

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

Our success will depend largely on our ability and on the ability of Unitized Ocean Transport Limited, or UOT, our wholly-owned subsidiary, which acts as our in-house manager, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition. Any inability we or UOT experience in the future to hire, train, and retain a sufficient number of qualified employees could impair our ability to manage, maintain, and grow our business, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, epidemic or pandemics, and other circumstances or events. In addition, changing economic, regulatory, and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay, or rerouting, which may also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, the operation of tanker vessels has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tanker vessels are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tanker vessels.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility, or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space, or to travel to more distant drydocking facilities, may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations, and available cash.

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

Political instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

Beginning in February 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premiums have increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. The recent outbreak of conflict in and around the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial condition, and ability to pay cash distributions to our shareholders.

Outbreaks of epidemic and pandemic diseases and the related governmental responses thereto, could adversely affect our business.

Global public health threats, such as the COVID-19 outbreak and its variants, influenza, and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies had also taken precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessel or other vessels we may acquire, and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2023 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to more than 10 million in 2022, bringing the total number of electric cars to approximately 26 million, more than five times the number from 2018. Electric car sales in the first quarter of 2023 were 2.3 million, up 25% from the same quarter of 2022. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets, combined with high oil prices in 2022 that further motivated prospective buyers. IEA forecasts are for electric vehicles (“EVs”) to grow from 17 million in 2021 to 240 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 5 million barrels per day in 2030. IEA estimates that EV operations in 2019 avoided the consumption of almost 0.7 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels. Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly, and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is, therefore, entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, and operating results.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations, and financial condition.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation, and the market for our common shares.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2023 and through the date of this report, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

Some of our vessels may be chartered to Chinese customers, and from time to time, on our charterers’ instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well-publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse impact on our business, financial condition, and results of operations.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment of such compensation is uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

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

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims and our vessels may be detained for a prolonged period of time, which could have an adverse effect on our business, results of operations, cash flows, and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in the forfeiture of such vessel to the government of such jurisdiction.

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

The market values of our vessels are related to prevailing charter rates. While the market values of vessels and the charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effects of charter rates on market values of ships can vary. The market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors, including:

•	the prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes, and ages of vessels;

•	the supply of and demand for vessels;

•	applicable governmental or other regulations;

•	exchange rate levels;

•	the price of steel;

•	number of tankers scrapped;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements;

•	technological advances in vessel design or equipment or otherwise;

•	fuel efficiency and level of air emissions;

•	the cost of newbuildings; and

•	shipyard capacity and slot availability.

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red have an uncertain impact on the supply and demand for tankers. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2023, we had $55.2 million outstanding under our loan facilities and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facilities could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

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

Generally, we intend to selectively employ our vessels in the spot market under short- to medium-term time charters or voyage charters and pool arrangements, which exposes us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping market, and the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. From time to time, we may enter into agreements to acquire vessels, and if the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business.

The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities , and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the war between Russia and Ukraine or the resulting sanctions, which could adversely affect their ability to perform. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Potential charterers may also choose not to charter older vessels. Governmental regulations and safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired and may also in the future acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter, and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

Technical innovation and technical quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities, and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditor’s reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. For several years, certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we, and our stockholders, were deprived of the possible benefits of such inspections. Since 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditor’s quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

Our ability to obtain debt financing in the future may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

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

Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote and, accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

Aliki Paliou may be deemed to beneficially own 1,314,792 Series C Preferred Shares, and through the beneficial ownership of such Series C Preferred Shares currently controls in excess of 88.0% of the voting power of our capital stock. As a result, Ms. Paliou has the power to exert considerable influence over our actions through her ability to control the outcome of any matter submitted to a vote of our shareholders, including the election of our directors and other significant corporate actions. The Series C Preferred Shares bear superior voting rights to our common shares, are entitled to vote on all matters on which our shareholders are entitled to vote, and are convertible into our common shares. The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders and, as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition, and results of operations, and the trading price of our common shares. For additional information regarding the terms of our Series C Preferred Shares, please see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein.

Our Chief Financial Officer participates in business activities not associated with us and does not devote all of his time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

Anthony Argyropoulos, our Chief Financial Officer, participates in business activities not associated with us and, as a result, may devote less time to us than if he was not engaged in other business activities. This may create conflicts of interest in matters involving or affecting us and our customers, and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.

We, and our former Chief Executive Officer, are defendants in a purported class action lawsuit brought in 2017 and currently pending in the U.S. District Court for the Eastern District of New York. The lawsuit alleges violations of the Securities Exchange Act of 1934, as amended. In addition, we, our Chief Executive Officer, the Chairperson of the Board, five former directors of the Board, and two entities affiliated with our Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, alleging, among other things, violations of fiduciary duties by the named defendants in connection with the exchange offer commenced in December 2021. For more information see “Item 8. Financial information—Legal Proceedings.”

While we believe these claims to be without merit and intend to defend these lawsuits vigorously, we cannot predict their outcome. Also, costs associated with the litigation are unpredictable, and could increase our general administrative expenses above their current levels. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. Uncertainty regarding such pending legal actions, even if eventually resolved in our favor, could have an adverse effect on our ability to obtain financing, raise capital, or otherwise execute our business strategy. In addition, legal fees and costs incurred in connection with such activities may be significant, and we could in the future be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations, and financial position.

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

We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition, and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region and continuing hostilities in the Middle East and globally may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions, disruption of or limit to trading activities, or other adverse events or circumstances affecting the countries and regions in which we operate or may operate in the future.

We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies and, therefore, exchange rate fluctuations could have an adverse impact on our results of operations.

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

Volatility of SOFR could affect our profitability, earnings, and cash flow.

The calculation of interest in most financing agreements in our industry was historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR has been the subject of national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve Board that includes major market participants proposed the Secured Overnight Financing Rate, or “SOFR,” as an alternative rate to replace U.S. Dollar LIBOR. While our financing arrangements previously used LIBOR, including during the fiscal years ended December 31, 2023, 2022, and 2021, in 2023 we either refinanced, amended or repaid such arrangements. As a result, none of our financing arrangements currently utilize LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can be given, however, that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2023 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

If we are or have been a PFIC for any taxable year, U.S. holders of our common shares will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders), such U.S. holders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations, United States Federal Income Taxation of U.S. Holders, PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common shares if we are or were to be treated as a PFIC.

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

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks or to steal data. A successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breaches of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect or disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation of the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches and, therefore, it is difficult to assess the likelihood of such threat and any potential impact at this time.

If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.

One of our strategies is to continue to grow by expanding our operations and adding tanker vessels to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	obtain financing for our existing and new operations;

•	manage relationships with customers and suppliers;

•	identify businesses engaged in managing, operating, or owning tanker vessels for acquisitions or joint ventures;

•	integrate any acquired vessels successfully with our then-existing operations;

•	attract, hire, train, integrate, and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base;

•	improve our operating, financial, and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

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

Inflation could have an adverse impact on our operating results and, subsequently, on our financial condition both directly through the increase of various costs necessary for the operation of our vessels such as crew, repairs, and materials, and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowing global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

The IMO 2020 regulations may cause us to incur substantial costs and procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives, or mandates for renewable energy. In July 2023, the IMO adopted a strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

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

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases (this task was delegated under the Kyoto Protocol to the IMO for action), a new treaty may be adopted in the future that includes restrictions on shipping emissions.

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, including personnel, data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures, will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

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

Increasing regulation as well as scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder evolving expectations and standards, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders, and other market participants who are increasingly focused on climate change to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024, the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. The impact of the ongoing litigation with respect to these rules  on the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The operation of tanker vessels and transportation of crude oil and refined petroleum products is extremely competitive, and reduced demand for transportation of crude oil and refined petroleum products could lead to increased competition. Competition arises primarily from other tanker vessel owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition, and acceptability of the tanker and its operator to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to, the (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in the production of, or demand for, oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker vessel newbuilding orders or lower than anticipated levels of tanker vessel recyclings, and (v) changes in rules and regulations applicable to the tanker vessel industry, including legislation adopted by international organizations, such as IMO, and the EU or by individual countries.

If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge, or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards on or after September 8, 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. Vessels are required to meet the D-2 standard by installing an approved Ballast Water Management System (or BWMS). BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. All of our vessels have installed approved ballast water management systems.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs, which may adversely affect our profitability.

Insurance may be difficult to obtain or, if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the shipping industry.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. Any of these events may result in loss of revenues, increased costs, and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

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

Since we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and available cash.

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $55 million in 2023 to a low level of $18 million in 2016. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations, and the cost of newbuildings. We believe that our vessels’ current aggregate market value will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2023, and as of the date of this annual report.

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

A significant portion of our earnings are related to the crude oil industry. A shift in the consumer demand from crude oil towards other energy resources, such as wind energy, solar energy, hydrogen energy, or nuclear energy, will potentially affect the demand for our vessels. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

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

During the period from January 1, 2023 to March 26, 2024, the trading price of our common shares has ranged from an intra-day high of $3.69 on January 3, 2023 to an intra-day low of $0.68 on June 26, 2023.

Among the factors that have in the past and could in the future affect our share price are:

•	the failure of securities analysts to publish research about us or make appropriate changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions, or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions, including inflationary pressures;

•	terrorist or piracy acts;

•	unforeseen events, such as natural disasters or pandemics;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the ongoing war between Ukraine and Russia and the war between Israel and Hamas;

•	actual or anticipated fluctuations in our operating results from period to period;

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	the loss of any of our key management personnel;

•	our failure to successfully implement our business plan;

•	future sales of our common shares or other securities;

•	stock splits or reverse stock splits;

•	shareholder activism, such as the tender offer and related actions commenced by Sphinx Investment Corp. during 2023; and

•	investors’ perception of us and the international tanker sector.

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

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and its variants, and the governmental responses thereto, and the war in Ukraine and between Israel and Hamas, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. This market and share price volatility relating to the effects of COVID-19 and its variants, and the governmental responses thereto, or the war in Ukraine and between Israel and Hamas, as well as general economic, market, or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have at certain times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. For example, over a period of three trading days from August 9, 2022, through August 11, 2022, the trading price of our common shares ranged from an intra-day high of $9.75 to an intra-day low of $5.25. Such price volatility could cause purchasers of our common shares to incur substantial losses. With respect to certain such instances of trading volatility, including the period beginning on August 9, 2022, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared for the risk of incurring substantial losses.

Extreme fluctuations in the market price of our common shares may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our common shares and our other securities, access to margin debt, trading in options and other derivatives on our common shares, and any related hedging and other trading factors. In particular, a proportion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our common shares, creating further price volatility. A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to sudden extreme price volatility in our common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

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

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 common shares, of which 12,279,676 shares were issued and outstanding as of March 26, 2024.

As of the date of this report, 1,428,372 of our Series C Preferred Shares are currently issued and outstanding. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares equal to the Series C Preferred Share liquidation preference of $25.00 divided by a conversion price equal to $1.3576 (subject to adjustment from time to time). The conversion price is subject to customary adjustments, including for any stock splits, reverse stock splits or stock dividends, and will also be adjusted to equal the lowest price at which common shares are sold by us in any registered offering, provided that such adjusted conversion price shall not be less than $0.50. For additional information regarding the terms of our issued and outstanding Series C Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.” We may offer and sell our common shares or securities convertible into our common shares from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common shares could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common shares or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common shares. The issuance of such additional common shares would also result in the dilution of the ownership interests of our existing shareholders.

We might issue additional common shares or other securities to finance our growth as market conditions warrant. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common shares.

We have in the past conducted significant offerings of our common shares and securities convertible into common shares pursuant to previous public and private offerings of our equity and equity-linked securities. We may finance potential future expansions of our fleet in large part through equity and debt financing. Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 common shares and 25,000,000 preferred shares, each with a par value of $0.01 per share. Therefore, subject to Nasdaq rules that are applicable to us, we may issue additional common shares and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

On April 21, 2023, we filed a registration statement on Form F-3, which was declared effective on May 4, 2023, and is available for the registered sale of up to $250.0 million of our securities.

In addition, we may be obligated to issue pursuant to the terms of outstanding convertible securities, options, or warrants:

•	any common shares issuable pursuant to the exercise of conversion rights under our Series C Preferred Shares, of which 1,428,372 shares are currently outstanding;

•	8,000 common shares issuable upon the exercise of outstanding options exercisable at a price range between $150.00 and $450.00 per share, for a term expiring January 1, 2026;

•	up to 567,366 common shares issuable upon the exercise of our Class A Warrants (at an exercise price of $15.75 per share as of March 26, 2024) which expire in January 2028;

•
up to 1,033,333 common shares that may be issued upon the exercise of warrants (the “July 2022 Warrants”) issued pursuant to a registered direct offering on July 19, 2022 (at an exercise price of $1.65 per share as of March 26, 2024) which expire in January 2028;

•
up to 2,122,222 common shares that may be issued upon the exercise of warrants (the “August 2022 Warrants”) issued pursuant to a registered direct offering on August 12, 2022 (at an exercise price of $1.65 per share as of March 26, 2024) which expire in August 2027;

•
up to 14,300 common shares that may be issued upon the exercise (at an exercise price of $2.25 per share as of March 26, 2024) or exchange (for no additional cash consideration) of the Series A warrants (the “Series A Warrants”), which expire in March 2028; and

•	up to 4,167,000 common shares that may be issued upon the exercise of the Series B Warrants (at an exercise price of $2.25 per share as of March 26, 2024) which expire in March 2028.

Our existing common shareholders will experience significant dilution if we sell shares at prices significantly below the price at which they invested. We may issue additional common shares or other equity securities of equal or senior rank in the future to raise additional capital in connection with, among other things, debt prepayments, future vessel acquisitions, payment of dividends on our Series B or Series C Preferred Shares, redemptions of our Series C Preferred Shares, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Holders of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series of shares and, therefore, are at risk of dilution.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million, and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements, or other listing standards in the future. A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could commence. We have received in the past, and most recently received on April 18, 2023, a written notification from The Nasdaq Stock Market LLC, indicating that because the closing bid price of our common shares for the previous 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. With respect to the most recent such notification, we regained compliance on August 15, 2023 as a result of the closing price of our common shares being $1.00 or greater for ten consecutive trading days.

With respect to prior such notifications, we have regained compliance through by means of a reverse stock split. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company.” Since June 2016, we have effected eight reverse stock splits of our common shares, each of which was approved by our board of directors and by our shareholders at an annual or special meeting of such shareholders. There were no changes to the trading symbol, number of authorized shares, or par value of our common shares in connection with any of the reverse stock splits. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect these reverse stock splits. If we are required to conduct a reverse stock split in the future to maintain compliance with the continued listing requirements of the Nasdaq Capital Market, the market price of our common shares may be negatively affected.

The issuance of common shares in future offerings may trigger anti-dilution provisions in our outstanding convertible securities and warrants and affect the interests of our common shareholders.

The July 2022 Warrants, August 2022 Warrants, and Series C Preferred Shares contain anti-dilution provisions that have been triggered by our subsequent issuance of securities, and those of the Series C Preferred Shares, our Series A Warrants and Series B Warrants and any other securities we issue in the future containing similar anti-dilution provisions could be further triggered by future issuances of common shares or securities convertible into common shares, depending on the offering price of equity issuances, the conversion price or formula of convertible shares, or the exercise price or formula of warrants. Pursuant to the anti-dilution provisions of the July 2022 Warrants and the August 2022 Warrants, the exercise price was adjusted and currently is equal to the minimum exercise price under such warrants of $1.65 per common share. Any future issuance or deemed issuance of common shares below the applicable conversion price of the Series C Preferred Shares may result in a further adjustment downward of the conversion price of the Series C Preferred Shares and would result in a corresponding increase in the number of common shares issuable upon conversion of such securities. The current conversion price of the Series C Preferred Shares is $1.3576 per common share, subject to anti-dilution adjustments to a minimum conversion price of $0.50. Generally, the anti-dilution provisions of the Series C Preferred Shares will operate to adjust the conversion price to the lowest price at which we sell shares in any future offering, if such price is below the then-applicable conversion price and equal to or greater than the minimum conversion price. If the holders of such securities elect to convert or exercise following an adjustment of the exercise or conversion price of such securities, the interests of the holders of our common shares may be diluted.

We cannot assure you that our board of directors will declare dividend payments on our common shares in the future or when such payment might occur.

On October 20, 2020, we announced that our board of directors approved a new variable quarterly dividend policy, after previously suspending the quarterly cash dividend on our common shares since the quarter ended June 30, 2016. On November 9, 2020, we made a dividend payment in the aggregate amount of $0.01 per share (or $0.10 per share as adjusted for the reverse stock split effected on November 2, 2020) to the shareholders of record at the close of business on October 30, 2020, with respect to the third quarter of 2020. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments in the future. If declared, our variable quarterly dividend is expected to be paid each February, May, August, and November and will be subject to reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs, as well as the requirements of Marshall Islands law, among other factors. In addition, any credit facility that we may enter into in the future may include restrictions on our ability to pay dividends.

The declaration and payment of dividends, even during times when we have sufficient funds and are not restricted from declaring and paying dividends by our lenders or any other party, will always be subject to the discretion of our board of directors. Our board of directors may review and amend our dividend policy from time to time, taking into consideration our plans for future growth and other factors. The actual timing and amount of dividend payments, if any, will be determined by our board of directors and will be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings, and future issuances of securities, among other factors, many of which will be beyond our control.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and make dividend payments. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

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

In times when we have debt outstanding, we intend to limit our dividends per share, if dividend payment is reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Future offerings of debt securities and amounts outstanding under any future credit facilities or other borrowings, which would rank senior to our common shares upon our liquidation, may adversely affect the market value of our common shares.

In the future, we may attempt to increase our capital resources with further borrowing under credit facilities, making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes, and classes of preferred stock. Upon liquidation, holders of our debt securities and certain series of our preferred stock and lenders with respect to our credit facilities and other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Any preferred stock could, and our Series B Preferred Shares and Series C Preferred Shares do, have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common shares. As our decision to borrow additional amounts under credit facilities or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future indebtedness or offering of securities. Therefore, holders of our common shares bear the risk of our future offerings reducing the market value of our common shares and diluting their shareholdings in us or that, in the event of bankruptcy, liquidation, dissolution, or winding-up of the Company, all or substantially all of our assets will be distributed to holders of our debt securities or preferred stock or lenders with respect to our credit facilities and other borrowings.

We may not have sufficient cash from our operations to enable us to pay dividends on or redeem our Series B Preferred Shares and Series C Preferred Shares following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on the Series B Preferred Shares and Series C Preferred Shares only from funds legally available for such purpose when, as, and if declared by our board of directors or, at our option, through the issuance of additional common shares, valued at the volume-weighted average price of the common shares for the 10 trading days prior to the dividend payment date. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem the Series B Preferred Shares or Series C Preferred Shares. The amount of cash we can use to pay dividends or redeem our Series B Preferred Shares or Series C Preferred Shares depends on the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements, and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•
restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus and while a company is insolvent or would be rendered insolvent by the payment of such a dividend;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future indebtedness; and

•
our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions, the risks associated with the shipping industry, and other factors, many of which are beyond our control.

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

Our ability to pay dividends on and redeem our Series B Preferred Shares and Series C Preferred Shares, and, therefore, your ability to receive payments on the Series B Preferred Shares and Series C Preferred Shares, is limited by the requirements of Marshall Islands law and our contractual obligations.

Marshall Islands law provides that we may pay dividends on and redeem the Series B Preferred Shares and Series C Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus. In addition, under Marshall Islands law, we may not pay dividends on or redeem the Series B Preferred Shares or Series C Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Further, the terms of some of our outstanding or future credit facilities may prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B Preferred Shares and Series C Preferred Shares, or redeeming, purchasing, acquiring, or making a liquidation payment on preferred stock in certain circumstances.

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

The issuance of additional preferred shares on a parity with or senior to our Series B Preferred Shares and Series C Preferred Shares would dilute the interests of the holders of our Series B Preferred Shares and Series C Preferred Shares, and any issuance of such additional preferred shares or additional indebtedness could affect our ability to pay dividends on, redeem, or pay the liquidation preference on our Series B Preferred Shares and Series C Preferred Shares.

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

Since the Series B Preferred Shares and Series C Preferred Shares will have no stated maturity date, holders of Series B Preferred Shares and Series C Preferred Shares may be forced to hold such shares indefinitely, with no guarantee as to ever receiving the liquidation preference. No trading market for the Series B Preferred Shares or Series C Preferred Shares is expected to develop, and holders of the Series B Preferred Shares or Series C Preferred Shares may not be able to transfer or sell such shares and, if they do, the price received may be substantially less than the stated liquidation preference.

The Series B Preferred Shares and Series C Preferred Shares are only redeemable at our option and investors should not expect us to redeem the Series B Preferred Shares or Series C Preferred Shares in the future.

At our option, we may redeem all or, from time to time, part of the Series C Preferred Shares at any time on or after the date that is the date immediately following the 15-month anniversary of the first date of issuance of the Series C Preferred Shares, subject to any applicable restrictions in agreements governing our current or future indebtedness and Marshall Islands law. If we redeem the Series C Preferred Shares, holders of the Series C Preferred Shares will be entitled to receive a redemption price equal to $25.00 plus any accumulated and unpaid dividends thereon to and including the date of redemption (or, if less than 25% of the authorized number of Series C Preferred Shares are outstanding, we may pay the redemption price in common shares). Additionally, at our option, we may redeem all or, from time to time, part of the Series B Preferred Shares at any time on or after the date that is the date immediately following the 15-month anniversary of the first date of issuance of the Series B Preferred Shares, subject to any applicable restrictions in agreements governing our current or future indebtedness and Marshall Islands law. Any decision we may make at any time to propose a redemption of the Series B Preferred Shares or Series C Preferred Shares will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity, and general market conditions at that time, and investors should not expect us to redeem the Series B Preferred Shares or Series C Preferred Shares on any particular date in the future, or at all. If the Series B Preferred Shares or Series C Preferred Shares are redeemed, such redemption generally will be a taxable event for you. In addition, you might not be able to reinvest the money you receive upon redemption of the Series B Preferred Shares or Series C Preferred Shares in a similar security or at similar rates. We may elect to exercise our redemption right on multiple occasions. Any such optional redemption for cash would be effected only out of funds legally available for such purpose.

We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and make dividend payments.

We are a holding company, and our subsidiaries, which are directly or indirectly wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and pay dividends, if any, to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution. If we are unable to obtain dividends from our subsidiaries, the discretion of our board of directors to pay or recommend the payment of dividends will be limited. Also, our subsidiaries are limited by Marshall Islands law, which generally prohibits the payment of dividends other than from surplus and while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws, and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, or the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions, and removed again in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in regulations of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we remain as an entity organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for our investors to enforce judgments of U.S. courts against us.

We are incorporated in the Republic of the Marshall Islands. Substantially all of our assets are located outside of the United States. All of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside of the U.S. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or to enforce a judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the value of our securities.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay, or prevent a merger or acquisition that shareholders may consider favorable.

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

A.          History and Development of the Company

Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC and amended to change the name of the company to Performance Shipping USA LLC as of November 20, 2020, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. Our website is http://www.pshipping.com/. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

Business Development, Capital Expenditures and Divestitures and Share History

On January 1, 2021, we granted our Chief Financial Officer stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. The stock options were granted pursuant to, and in accordance with, our Equity Incentive Plan.

On February 25, 2021, the re-election of Aliki Paliou and Reidar Brekke as Class II Directors was approved by the requisite vote at our 2021 Annual Meeting.

On March 5, 2021, we entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which we could offer and sell, from time to time, up to an aggregate of $5.9 million of our common shares. Pursuant to the agreement, we sold 35,128 common shares at an average price of $44.11 per share, for net proceeds of $1.3 million after payment of commissions and fees. We terminated this agreement effective August 23, 2022.

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

On December 20, 2021, we entered into a Stockholders’ Rights Agreement with Computershare Inc., as rights agent, and our board of directors authorized and declared a dividend distribution of one right for each outstanding common share to stockholders of record as of the close of business on December 30, 2021. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $750.00 per one one-thousandth of a preferred share, subject to adjustment. For additional information, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders’ Rights Agreement.”

On December 21, 2021, we offered to exchange up to 271,078 of our then issued and outstanding common shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 and liquidation preference $25.00 (the “Series B Preferred Shares”) at a ratio of 4.2 Series B Preferred Shares for each common share. The offer expired on January 27, 2022 and a total of 188,974 common shares were validly tendered and accepted for exchange in the offer, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou, 28,171 were beneficially owned by Andreas Michalopoulos and 29,510 in aggregate were beneficially owned by other former members of our board of directors.

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

On December 9, 2022, we entered into an ATM Sales Agreement with Virtu Americas LLC (the “ATM Agreement”), as sales agent, pursuant to which we offered and sold, from time to time, up to an aggregate of $30 million of our common shares. We terminated the ATM Agreement on February 27, 2023. Prior to termination, we issued and sold 365,196 common shares under the ATM Agreement at an average price per share of $3.30, raising total gross proceeds of approximately $1.2 million, net of agent’s commissions.

On February 13, 2023, we notified our Series B preferred stockholders, that pursuant to the effective registration statement on Form F-3 that we filed with the SEC on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and we collected gross proceeds of $0.6 million.

On February 22, 2023, the re-election of Andreas Michalopoulos and Loïsa Ranunkel, each as a Class I director was approved by the requisite vote at our 2023 Annual Meeting.

On February 28, 2023, we entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase (i) 5,556,000 of our common shares, (ii) the Series A Warrants to purchase 3,611,400 Common Shares and (iii) Series B warrants (the “Series B Warrants”) to purchase 4,167,000 Common Shares, at a purchase price of $2.25 per common share together with the accompanying Series A and Series B Warrants in a registered direct offering. The terms of the Series A Warrants provided that, as an alternative to exercise, they could be exchanged for common shares for no additional cash consideration under certain circumstances.  The gross proceeds to us were approximately $12.5 million before deducting the placement agent’s fees and other offering expenses. Subsequent to the closing, we issued 3,597,100 common shares in exchange for 3,597,100 Series A Warrants for no additional cash consideration, according to the terms of the Series A Warrants.

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a 114,000 DWT LNG ready LR2 Aframax product/crude oil tanker for a gross contract price of $63.3 million. We expect to take delivery of the vessel in the fourth quarter of 2025. In April 2023, we paid the first installment of $9.5 million, as per the terms of the shipbuilding contract.

In April 2023, our board of directors authorized a share repurchase plan (the “April 2023 Repurchase Plan”) to purchase up to an aggregate of $2.0 million of our common shares. Under the April 2023 Repurchase Plan, we repurchased a total of 2,222,936 common shares for a total amount of approximately $2.0 million, successfully completing the April 2023 Repurchase Plan in the third quarter of 2023.

On April 18, 2023, we received written notification from NASDAQ, indicating that because the closing bid price of our common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The NASDAQ Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2).

On August 7, 2023, we refinanced our existing loan facility with Nordea Bank Abp, filial i Norge (“Nordea”) by entering into a new revolving credit facility with Nordea of up to $20.0 million. For more information regarding the new revolving credit facility, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities—Nordea Bank Abp, Filial i Norge (Nordea).”

On August 15, 2023, we regained compliance with the minimum bid price requirements for continued listing on the Nasdaq Capital Market, as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for at least ten consecutive business days, from August 1, 2023 through August 14, 2023. We regained such compliance as a result of an organic increase in the market price of our shares, without the need to effect a reverse stock split.

In August 2023, our board of directors authorized a new share repurchase plan (the “August 2023 Repurchase Plan”) to repurchase up to $2.0 million of our outstanding common shares. As of March 26, 2024, 327,100 common shares have been repurchased for a total amount of approximately $0.7 million under the August 2023 Repurchase Plan.

On September 29, 2023, 100,000 of the July 2022 Warrants and 100,000 of the August 2022 Warrants were exercised by their holders, generating net proceeds of $0.3 million for us.

On October 11, 2023, Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), launched a cash tender offer to purchase from all of our outstanding common shares and associated preferred stock purchase rights issued pursuant to our Stockholders’ Rights Agreement (the “Rights” and, together with the common shares, the “Shares”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023 and (b) the related revised Notice of Guaranteed Delivery and the related revised Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO filed with the SEC on October 11, 2023, as amended) (the “Offer”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on June 28, 2024.

In December 2023, we sold the 2007-built Aframax tanker vessel P. Kikuma for $39.3 million and delivered the vessel to her new owners.

On December 18, 2023, we completed the approximately $44.6 million voluntary prepayment of all of our existing loans with Piraeus Bank S.A. and released the security over our vessels P. Monterey, P. Yanbu and P. Sophia. The prepayment was completed through the deployment of our excess liquidity.

On December 18, 2023, we entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, for a purchase price of $64.845 million per vessel, payable in instalments, net of third-party commission. The vessels are expected to be delivered in January and April of 2026. On January 30, 2024, the Company paid an aggregate amount of $19.5 million, representing the first installment of the purchase price for each of these two newbuildings.

During 2023, 57,490 Series C Preferred Shares were converted at the option of their holders into 1,064,207 common shares, calculated with an adjusted conversion price of $1.3576.

Recent Developments

On March 8, 2024, we entered into time charter contracts with Clearlake Shipping Pte Ltd for our three newbuilding Aframax tanker vessels. Each employment will be for a firm period of five years with the charterer’s option to extend for a sixth and seventh year. The gross charter rate will be US$31,000 per vessel per day for the firm period and a base rate plus profit share for the optional periods, if declared. Employment is expected to commence upon delivery of the vessels.

B.	Business Overview

We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our fleet consists of seven Aframax tanker vessels with a combined carrying capacity of 735,910 DWT and a weighted average age of approximately 12.9 years, and also one newbuild LR2/Aframax tanker vessel of which we expect to take delivery in the fourth quarter of 2025, and two newbuild LR2 Aframax product/crude oil tanker vessels of which we expect to take delivery in January and April of 2026, respectively. At our inception in January 2010, our business was focused on the ownership of container vessels and we have since gradually transitioned to a purely tanker fleet, completing our exit from the containership sector in August 2020.

During 2023, 2022 and 2021, we had a fleet utilization (including ballast leg) of 98.7%, 96.8%, and 85.5% respectively, our vessels achieved a daily time charter equivalent rate of $36,954, $29,579, and $9,963, respectively, and we generated revenues from our vessels of $108.9 million, $75.1 million, and $36.5 million, respectively.

Set forth below is summary information concerning our fleet as of March 26, 2024.

Vessel	Year of Build	Capacity	Builder	Charter Type
			Aframax Tanker Vessels
BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time charter
P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co. LTD.	Pool
P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co. LTD.	Pool
P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co. LTD.	Time charter
P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co. LTD.	Time charter

Management of Our Fleet

The business of Performance Shipping Inc. is the ownership of vessels. Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets. The day-to-day commercial and technical management of our fleet, as well as the provision of administrative services relating to our fleet’s operations, have been carried out since March 1, 2013, by UOT, our in-house fleet manager. Pursuant to an Administrative Services Agreement, we pay UOT a fixed monthly administrative fee of $10,000 in exchange for providing us with accounting, administrative, financial reporting, and other services necessary for the operation of our business. In addition, in exchange for providing us with day-to-day commercial and technical services, we pay UOT a commission of 2.00% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation, and a fixed monthly fee of $7,500 for any vessels under construction or laid-up. For as long as part of the management services were assigned to third-party managers (see below), we paid to UOT a reduced monthly management fee in the range of $1,000 to $5,000, and a commission of 1.00% or 2.00% of our gross revenues, depending on the level of involvement of the third-party managers. Furthermore, for as long as our vessels are chartered under pool arrangements, UOT receives no commission on the vessels’ gross revenues. All management fees and commissions payable to UOT are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Business Strategy

Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:

Fleet

Modern, High Specification Fleet. We intend to operate a fleet of modern, high specification tanker vessels that include high cargo-carrying capacity and competitive fuel efficiency. We believe these features will be commercially attractive to charterers because the high specifications will result in cost-effective vessels with increased flexibility, and we expect these factors will, in turn, maximize our vessels’ utilization rates. We believe that owning a versatile, modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver, and enables us to secure employment with high-quality counterparties. As we grow our fleet, we intend to continue acquiring secondhand vessels built in well-established shipyards in South Korea, Japan, and China with high specifications and fuel efficiency standards. Depending on market conditions, we may also opportunistically purchase newbuild vessels equipped with the latest high specification engines and meeting the stringent emission requirements, which will be constructed in large and reputable shipyards and will result in an even more modern and highly competitive fleet composition.

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

Secondhand Acquisitions and Construction. We expect to grow our fleet primarily through selective acquisitions of secondhand tanker vessels from unaffiliated third parties. We may acquire vessels upon their delivery from the shipyard or may enter into newbuilding contracts opportunistically. During 2023, we have entered into three shipbuilding contracts for the construction of three Aframax product/crude oil tanker vessels with scheduled deliveries from October 2025 to April 2026. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the seaborne transportation of crude oil and refined petroleum products, changes in trading patterns, the cash flow currently earned and our expectation of future cash flows to be earned by the target vessel relative to its value, as well as its condition and technical specifications.

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

Established Commercial Relationships. We expect to capitalize on our commercial and technical management team’s long-standing relationships with leading charterers such as multinational oil companies, including Shell, BP, Saudi Aramco, Total, Marathon Petroleum, Exxon, and Chevron; international oil traders, including Glencore, Vitol, Trafigura and Gunvor; refiners, including Valero and Reliance. We believe that our experienced management team will assist us in securing employment for our vessels and will provide us with an established and diverse customer base in both western and eastern geographical basins. Following their delivery to us, we expect all our vessels to be acceptable for business by one or more major oil companies, oil traders, and refineries based on their inspections of our vessels and their review of our operational procedures.

Financial

Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that having a level of indebtedness upon its incurrence that is at or below our target will allow us to operate in adverse market conditions. On December 31, 2023, our outstanding debt was $55.2 million, we held approximately $68.3 million in cash and cash equivalents (including restricted cash of $1.0 million), and our ratio of net debt to the value of our fleet was approximately -4%. However, despite our current negative net leverage, the possible new debt financing, which is expected to be used to partially fund the construction costs of our newbuilding vessels and will be incurred at the time of the vessels’ delivery to us, may increase our net debt-to-market value of our fleet, at or above our target level..

Equity Capital Reliance. Depending on market conditions, we may partially rely on follow-on offerings of common shares to fund the acquisition of additional vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. The issuance of common shares to grow our fleet generally may increase our market capitalization and the trading activity for the common shares, but there can be no assurances that such increases will materialize or be sustained. In addition, our potential reliance on follow-on offerings of our common shares may significantly dilute existing shareholders.

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

Our Customers

Our customers include national, regional, and international companies, such as Aramco Trading Company, Dhahran, Saudi Arabia, BP Singapore PTE LTD, Reliance Industries Limited, Nayara Energy Limited, Trafigura. In 2023, four of our charterers accounted for 84% of our revenues: ST Shipping Transport (28%), Aramco Trading Company (11%), Signal Maritime Aframax Pool LTD (13%) and Penfield Tankers (Aframax) LLC (32%). In 2022, two of our charterers accounted for 59% of our revenues: Signal Maritime Aframax Pool LTD (41%) and Penfield Tankers (Aframax) LLC (18%). In 2021, two of our charterers accounted for 43% of our revenues: Aramco Trading Company, Dhahran, Saudi Arabia (26%) and Vitol (17%). We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels’ employment.

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

An oil tanker shipping company earns revenues by the freight rates paid for transportation capacity. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard ships. Effective January 1, 2020, there has been a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and relating to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

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

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

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

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further herein. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024. Pursuant to MPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

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

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, to reduce the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, under different values set for ship types and categories. Concerning the CII, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements became effective in January 1, 2023.. We have conducted a thorough baseline evaluation of the current CII ratings of all vessels in the fleet. This includes analyzing historical data on fuel consumption, distances traveled, and cargo loads. We will use it to set clear performance improvement targets for each vessel based on their baseline CII ratings. To achieve this the Company is currently investigating technologies to install advanced performance monitoring systems on vessels to collect real-time data on fuel consumption, speed, and emissions. We will use this data to optimize operational efficiency and track progress toward CII targets. We are also cooperating with the vessel’s charterers and commercial operators to implement speed optimization strategies, considering weather routing to reduce fuel consumption while maintaining operational schedules, and collaborating with industry partners to share best practices.

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

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System (or GMDSS), which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

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

Actions by the IMO’s Maritime Safety Committee and the United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems were required to be incorporated by shipowners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE amended the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective on September 8, 2023 and operates to limit the CWA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes implementation regulations (anticipated in 2026). The new regulations could require the installation of new equipment. Currently USCG ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military non-recreational vessels at least 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the package: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which has commenced in 2024 and which applies to all ships above a gross tonnage of 5000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. Maritime ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and will apply from January 2025. More specifically, Maritime ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from the year 2021, and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation We note that from a risk management perspective, new systems, including personnel, data management systems, cost recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspects of ETS compliance.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy-efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, to facilitate early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU-flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and according to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement on February 19, 2021

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships was approved. Following this roadmap, at MEPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations could cause us to incur substantial additional expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV - which applies since 2018 - and the IMO DCS - which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems, however it is still not clear when the proposal will be adopted.

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

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and Arabian Sea areas and the West Africa area, including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures per Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to approximately $8.9 billion. As a member of certain P&I Associations which are members of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls may be made by the P&I Associations based on estimates of premium income and anticipated and paid claims, and such estimates are adjusted each year by the board of directors of the P&I Associations until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. We do not know whether any supplemental calls will be charged in respect of any policy year by the P&I Associations in which the Company’s vessels are entered. To the extent we experience supplemental calls, our policy is to expense such amounts.

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

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements, and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Item 3. Key Information—D. Risk Factors” and elsewhere in this report.

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our fleet for the periods indicated.

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Ownership days	2,901	2,069	1,825
Available days	2,830	2,039	1,735
Operating days	2,793	1,974	1,483
Fleet utilization	98.7%	96.8%	85.5%
Time charter equivalent (TCE) rate	$36,954	$29,579	$9,963
Daily operating expenses	$7,537	$6,683	$6,740

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	$108,938	$75,173	$36,491
Less voyage expenses	$(4,358)	$(14,861)	$(19,205)
Voyage and time charter equivalent rates	$104,580	$60,312	$17,286
Available days	2,830	2,039	1,735
Time charter equivalent (TCE) rate	$36,954	$29,579	$9,963

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

Currently, the vessels in our fleet are employed either on pool charters or on time charters. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions, inflationary pressures or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2024, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet, unless inflation rates reach even higher levels than the current ones, at which case our general and administrative expenses are expected to increase.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2023, our aggregate outstanding debt amounted to $55.2 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

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

See “Item 3. Key Information—D. Risk Factors” for additional factors that may affect our business.

Our Fleet - Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Estimates and Policies” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2023, 2022 and 2021, we did not record any impairment charge.

Based on: (i) the carrying value of each of our vessels as of December 31, 2023 plus the carrying value of any unamortized dry docking cost and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2023, the aggregate carrying value of all of our vessels exceeded their aggregate charter-free market values by approximately $98.7 million. Based on: (i) the carrying value of each of our vessels as of December 31, 2022 plus the carrying value of any unamortized dry docking cost and cost of any equipment not yet installed; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2022, the aggregate carrying value of all of our vessels at the time exceeded their aggregate charter-free market values by approximately $119.9 million.

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

As we obtain information from various industry reports and other sources, our estimates of charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market values of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels”.

				Carrying Value of vessels; net book value, unamortized drydock cost and cost of equipment not yet installed (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2023	At December 31, 2022
1.	Blue Moon	104,623	2011	25.4	27.1
2.	Briolette	104,588	2011	25.3	26.9
3.	P. Kikuma	115,915	2007	0.0	22.3
4.	P. Yanbu	105,391	2011	18.8	19.9
5.	P. Sophia	105,071	2009	25.2	26.9
6.	P. Aliki	105,304	2010	34.0	36.3
7.	P. Monterey	105,525	2011	32.9	35.0
8.	P. Long Beach	105,408	2013	42.3	43.8
Total Carrying Value				203.9	238.2

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

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares and of the Warrants that were assessed on the date of triggering of their down-round feature, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using unobservable inputs. Determining the fair value of the equity instruments requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of the preferred stock. For the estimation of the fair values of the Series C Preferred Stock we used the Black & Scholes and the discounted cash flow model, as applicable, and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility and expected life of convertibility option. Indicatively, the expected volatility used in our various valuations during the year for the fair value measurement of our Series C Preferred Stock fluctuated in a range from 86.83% to 118.14% from January 2023 to December 2023, depending, as applicable, on the expected life of convertibility option which fluctuated between 1 and 5 years in the non-recurring fair value measurements performed during the year. As part of the methodology used to estimate the fair values of these equity instruments, and specifically the value of the embedded convertibility option, which is perpetual in nature, the Company applied moneyness scenarios. Based on these moneyness scenarios, it performed an analysis of the option deltas using different assumed expected life of the convertibility option (term) and equivalent (same term) historical volatilities of the Company’s stock price to determine the most appropriate term and volatility inputs for the Black & Scholes option pricing formula. The Company selected the most appropriate term and volatility inputs based on these moneyness scenarios considering the probability that the option will be in the money and thus will be exercised. Therefore, the significant unobservable inputs of the fair value measurement, such as the expected life of the convertibility option (term) and (same term) historical volatility, are determined by applying the option moneyness scenarios and therefore are considered highly interdependent. For example, applying a higher volatility input without altering the expected life of the convertibility option (term) would increase the probability that the option will be exercised and would indicate that a shorter equivalent term should be applied to measure the fair value of the instrument. On the other hand, applying a longer-term input without altering the volatility would increase the probability that the option will be exercised and would indicate that a lower volatility should be applied to measure the fair value of the instrument. As such, the specific assumptions are deemed as complex in nature and highly sensitive, affecting the Company’s earnings per share.

Accounting for Revenues

Since our vessels are employed under time charter contracts, voyage charters, and pool arrangements, we disaggregate our revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

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

Impairment of Long-lived Assets

We follow ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We review vessels for impairment whenever events or changes in circumstances (such as market conditions, the economic outlook, technological, regulatory and environmental developments, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs and cost of any equipment not yet installed may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized dry-dock costs and cost of any equipment not yet installed, we evaluate the vessel for an impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. We determine the fair value of our vessels based on assumptions, by making use of available market data and taking into consideration third-party valuations. We evaluate the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans, and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. We also take into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determine the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate. Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in our exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with our historical performance since the acquisition of our tanker vessels, peers’ historical performance, and our expectations for future fleet utilization under our fleet employment strategy. For 2023 and 2022, we assessed that there were no indications for potential impairment of any of our vessels. For 2021, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge.

RESULTS OF OPERATIONS

Year ended December 31, 2023, compared to the year ended December 31, 2022

Results of Operations
	For the Years Ended December 31,
	2023	2022	variation	% change
	in millions of U.S. dollars
Revenue	108.9	75.2	33.7	44.8%
Voyage expenses	(4.4)	(14.9)	10.5	(70.5)%
Vessel operating expenses	(21.9)	(13.8)	(8.1)	58.7%
Depreciation and amortization of deferred charges	(14.8)	(9.3)	(5.5)	59.1%
General and administrative expenses	(8.0)	(6.7)	(1.3)	19.4%
Gain on vessels’ sale	15.7	9.5	6.2	65.3%
Interest and finance costs	(9.6)	(4.0)	(5.6)	140%
Loss from debt extinguishment	(0.4)	0.0	(0.4)	-
Interest income	3.3	0.3	3.0	1,000%
Changes in fair value of warrants’ liability	0.6	0.0	0.6	-
Net income / (loss) from continuing operations	69.4	36.3	33.1	91.2%

Net Income / (Loss) from continuing operations. Net income from continuing operations for 2023 amounted to $69.4 million, compared to a net income of $36.3 million in 2022. The income of the year ended December 31, 2023, was mainly attributable to the increase in the size of the Company’s fleet as well as the improvement of the vessel’s utilization, and partially to increased revenues as a result of the recovery in the tanker market industry.

Revenues. Revenues for 2023 amounted to $108.9 million, compared to $75.2 million in 2022. In 2023, revenues increased as a result of higher average time charter equivalent rates achieved by the Company during the year. On average, the TCE’s achieved by our tanker vessels amounted to $36,954 in 2023 and $29,579 in 2022. Furthermore, the increase was further enhanced by the increase in fleet utilization, as well as the increase in operating days during 2023, following the increase of the average fleet during the year.

Voyage Expenses. Voyage expenses for 2023 amounted to $4.4 million, compared to $14.9 million in 2022. Voyage expenses mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease in voyage expenses in 2023 compared to 2022 was mainly attributable to the fact that our vessels operated primarily under time charter agreements, whereby voyage expenses, such as bunkers and port costs, are borne by the charterers.

Vessel Operating Expenses. Vessel operating expenses for 2023 amounted to $21.9 million, compared to $13.8 million in 2022, and mainly consist of crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in all our operating expenses categories, and primarily in stores, spares and repairs costs associated with the repairs of our vessels that have undergone drydock during 2023, and also to the increase in our ownership days. On an average basis, daily operating expenses for our vessels increased during the year ($7,537 in 2023, as compared to $6,683 in 2022).

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges in 2023 amounted to $14.8 million, compared to $9.3 million in 2022, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our vessels. The increase in 2023 is mainly attributable to the 40% increase in our ownership days.

General and Administrative Expenses. General and administrative expenses for 2023 amounted to $8.0 million, compared to $6.7 million in 2022, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to the costs associated with the Sphinx lawsuit, and partially to the increase in our payroll costs. These increases were counterbalanced by a slight decrease in our D&O insurance costs, and lower board of directors’ fees and expenses.

Gain on Vessel’s Sale. Gain on vessel’s sale for 2023 amounted to $15.7 million compared to $9.5 million in 2022 and relates to the gains from the disposal of the vessel P. Kikuma in 2023 and the vessel P. Fos in 2022.

Interest and Finance Costs. Interest and finance costs for 2023 amounted to $9.6 million, compared to $4.0 million in 2022. The increase in 2023 is attributable to the increase in our loan interest rates, as our weighted average interest rate in 2023 was 7.60%, compared to 4.85% in 2022, and also to the increase in our average debt.

Loss from Debt Extinguishment. Loss from debt extinguishment for 2023 amounted to $0.4 million and relates to the write off of the unamortized financing costs of our loans with Piraeus Bank, which were fully repaid in 2023.

Changes in Fair Value of Warrants’ Liability. Changes in fair value of warrant’s liability for 2023 amounted to $0.6 million and represent the subsequent changes in the fair values of our Series A Warrants, which were classified as non-current liabilities on our consolidated balance sheets.

Interest Income. Interest income for 2023 and 2022 amounted to $3.3 million and $0.3 million respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents. The increase in 2023 was due to the increase in the interest rates on our time deposits, and also the average increase in our placed time deposits.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Please refer to our annual report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023.

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

As of December 31, 2023 and 2022, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $64.6 million and $27.4 million, respectively. Management monitors the Company’s liquidity position to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Our loan facilities require that we maintain a minimum liquidity balance (compensating cash balance) and a certain level of restricted cash throughout the life of the loans. Currently, and in the short- and long-term, our primary sources of funds are and are expected to be available cash, cash from operations, proceeds from long-term debt and proceeds from equity offerings, or a combination of those. Our primary liquidity needs in the short-and long-term are expected to include debt amortization, capital expenditures for the acquisition of new vessels, and the payment of preferred dividends. We believe that our working capital will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the period presented in the financial statements included in this report, and that these sources of funds which we anticipate being available to us will be sufficient to meet our long-term liquidity needs. For the upcoming 12 months, we are obligated to make debt amortization payments of $7.5 million in the aggregate under the terms of our existing loan facilities and dividends of $1.8 million in the aggregate will accrue on our outstanding Series B Preferred Shares and Series C Preferred Shares, assuming that the number of our Series B Preferred Shares and Series C Preferred Shares remained unaltered, and that such dividends were paid in cash. Installment payments under the shipbuilding contracts we entered into on March 7, 2023 and December 18, 2023 are tied to specific construction milestones, the timing of which is uncertain. With respect to the shipbuilding contract entered into in March 2023, in April 2023, we paid the first installment of $9.5 million, and 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying and launching of the vessel, and the remaining 55% of the purchase price is payable upon the vessel’s delivery. With respect to the two shipbuilding contracts entered into in December 2023, in January 2024, we paid the first installment of the purchase price in the amount of $9.7 million for each of the newbuildings; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price is payable upon the delivery of the vessels. For additional information on the amortization of our long-term debt obligations, see “- Loan Facilities.” For information on our future capital expenditures, see “- Capital Expenditures.” In order to meet our liquidity needs, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

Cash Flow

As of December 31, 2023, cash and cash equivalents amounted to $68.3 million (including restricted cash of $1.0 million and compensating cash balances of $10.0 million), compared to $39.7 million (including compensating cash balances of $10.5 million) for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by / (Used in) Operating Activities

Net cash provided by operating activities in 2023 amounted to $68.0 million. Net cash provided by operating activities in 2022 amounted to $33.8 million. Net cash used in operating activities in 2021 amounted to $3.1 million. Cash from operations in 2023 increased compared to 2022, mainly due to the higher revenues generated during 2023 as a result of the recovery market conditions in the tankers’ shipping industry which are depicted in the higher time charter equivalent (“TCE”) achieved by the Company, as compared to 2022. Cash from operations in 2022 increased compared to 2021, mainly due to the higher revenues generated during 2022 as a result of the stronger market conditions in the tankers’ shipping industry.

Net Cash Provided by/ (Used in) Investing Activities

Net cash provided by investing activities in 2023 was $25.7 million and consists of $37.6 million net proceeds received from the sale of one Aframax tanker vessel during the year, $11.3 million that we paid as advances and other capitalized costs for our newbuildings, $0.1 million that we paid for vessel acquisitions, $0.5 million that we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels, and $38 thousand we paid for equipment additions.

Net cash used in investing activities in 2022 was $113.0 million and consists of $2.1 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels, $143.4 million that we paid for the acquisition of four tanker vessels, $32.6 million net proceeds received from the sale of one Aframax tanker vessel during the year, and $27 thousand we paid for equipment additions.

Net cash used in investing activities in 2021 was $0.8 million and consists of $1.8 million we paid for vessels’ improvement costs mainly relating to the installation of the ballast water treatment system on certain of our vessels, $1.0 million we received from the sale of a plot of land located in Athens, Greece to a subsidiary of Diana Shipping Inc., and $8 thousand we paid for equipment additions.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities from continuing operations in 2023 was $65.1 million and consists of $75.4 million of bank loan repayments, $2.1 million of bank loan proceeds, $11.4 million net proceeds from the issuance of units, common shares and warrants, $0.3 million proceeds from the exercise of warrants, $0.5 million proceeds from the issuance of preferred shares, $0.7 million net proceeds from the issuance of common shares under our ATM program, $2.8 million that we paid for the repurchase of our common shares and $1.9 million that we paid as cash dividends to our preferred shareholders.

Net cash provided by financing activities from continuing operations in 2022 was $109.3 million and consists of $5 million of related parties loans proceeds, $108.6 million of bank loan proceeds, $70 thousands of repayments of related party loans, $30.3 million of bank loan repayments, $26.1 million proceeds from issuance of common shares, $1.8 million proceed from issuance of common shares under our ATM program, $0.9 million that we paid for the repurchase of our common shares and $0.9 million that we paid as cash dividends to our shareholders.

Net cash used in financing activities from continuing operations in 2021 was $7.9 million and related solely to principal repayments of our long-term bank debt (continuing operations).

Loan Facilities

As of December 31, 2023, we had $55.2 million of long-term debt outstanding under our bank loan facilities. As of March 26, 2024, we had $53.3 million aggregate amount of indebtedness outstanding under our bank loan facilities.

As of December 31, 2023, and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Our loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and currently bear variable interest at SOFR plus a fixed margin ranging from 2.35% to 2.60%. Their maturities fall due from November 2027 to August 2028. As of December 31, 2023, all our loans were collateralized by four out of our seven tanker vessels. For a description of our loan facilities, please see Note 7 to our annual consolidated financial statements included elsewhere in this annual report.

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

On December 23, 2019, we, through the “Initial Borrowers” and one new wholly owned subsidiary (collectively “the Borrowers”), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million. The purpose of the amended agreement was to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos, and in all other respects included identical terms to the initial agreement of July 2019. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos, whose delivery took place on January 27, 2020.

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

On August 7, 2023, we refinanced the Nordea Facility, which at that time had an outstanding balance (including interest) of $17.9 million, by entering into an agreement for a Revolving Credit Facility (the “Nordea RCF”) in an amount not exceeding $20.0 million at any one time with Nordea, through certain wholly-owned subsidiaries. As such, we drew down an amount of $2.1 million, which is reflected line item “Proceeds from Long-term bank debt” in the accompanying consolidated statements of cash flows. The Nordea RCF matures in 5 years from the signing date of the agreement.

As of December 31, 2023, the outstanding balance on the Nordea RCF was $19.2 million, while there was no amount outstanding under the Nordea Facility.

Piraeus Bank S.A.:

In June 2022, we, through our vessel-owning subsidiaries of the vessels “P. Sophia” and “P. Yanbu”, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31.9 million. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24.6 million and refinance the then- existing indebtedness of $7.3 million of the vessel “P. Yanbu”. The Company utilized the full amount of $31.9 million in July 2022.

In November 2022, we, through our vessel-owning subsidiaries of the vessels “P. Monterey” and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37.4 million. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29.6 million and refinance the then-existing indebtedness of $7.8 million of the vessel “P. Kikuma.” We utilized an amount of $36.5 million in November 2022.

In November 2021, Piraeus Bank provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date December 31, 2021 through September 30, 2022, and effective October 1, 2022, the respective clause was reinstated to its initial requirements.

On December 18, 2023, we completed the approximately $44.6 million voluntary prepayment of all of our existing loans with Piraeus Bank S.A. and released the security over our vessels P. Monterey, P. Yanbu and P. Sophia. The prepayment was completed through the deployment of our excess liquidity. In light of the prepayments, as of December 31, 2023, no amounts are outstanding under the Piraeus Bank loans.

Alpha Bank S.A.:

In November 2022, we, through our vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18.3 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in November 2022. As of December 31, 2023, the outstanding balance on the Alpha Bank Facility for “P. Aliki” was $16.3 million.

In December 2022, we, through our vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22.0 million. The maximum loan amount was drawn down upon the vessel’s delivery to us in December 2022. As of December 31, 2023, the outstanding balance on the Alpha Bank Facility for “P. Long Beach” was $19.8 million.

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

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•	Minimum cash liquidity. As of December 31, 2023 and 2022, the maximum compensating cash balance required under our loan agreements amounted to $10.0 million and $10.5 million, respectively.

Our loan facilities also contain undertakings limiting or restricting us from, among other things:

•	Effecting dividend distributions following the occurrence of an event of default.

•	Effecting certain changes in shareholdings.

Our secured loan facilities are generally secured by, among other things:

•	A parent guarantee by Performance Shipping Inc.

•	First priority mortgages over the financed tanker vessels.

•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.

•	Pledge over the borrowers’ shares and over their earnings accounts.

•	Undertakings by the vessels’ managers.

As of December 31, 2023, and the date of this report, we were in compliance with all of our loan covenants.

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

On December 18, 2023, we entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, at a gross purchase price of $64.8 million per vessel. The two vessels are expected to be delivered in January and April of 2026. The purchase price for each newbuilding will be paid in instalments as follows: 15% of the purchase price was payable upon receipt of a refund guarantee and was paid by the Company on January 30, 2024; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price is payable upon the delivery of the vessels.

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

Tanker Shipping Market

Global crude oil demand increased by 2.3% in 2023 supported by the global need for crude oil restocking and is currently projected to rise by 1.5% in 2024 (102.8 million barrels per day).

‘Headline’ fundamentals across the crude oil tanker sector currently appear positive for 2024, as crude tanker dwt demand is projected to grow by 3.4% while the crude tanker fleet is projected to grow marginally by 0.2%. With respect to the Aframax tanker segment, which is the market in which we operate, crude Aframax dwt demand is currently projected to increase by 2.3% in 2024 supported by recovering crude oil demand from China and other developing regions in Asia. Geopolitical events, such as the ongoing conflict between Russia and Ukraine and the reported missile attacks to vessels operating in the Red Sea area have had a positive impact on ton mile demand growth as in both cases the disruptions have resulted in significant shifts in crude oil trade patterns towards longer-haul destinations, thus supporting tanker charter rates and ton-mile demand. Nevertheless, the longer-term impact of the geopolitical crisis in the tanker markets remains a challenging factor which remains to be seen.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2023 was a daily TCE rate of $56,287. This compares to an estimated daily TCE rate of $55,967 in 2022.

Specifically, in the Aframax crude oil tanker segment it is expected that the trading Aframax crude tanker fleet will grow by just 1.0% in 2024, while demand for transportation via crude Aframax tankers will rise by 2.3% in the same period.

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

Impact of War in Ukraine and other global conflicts

Furthermore, the ongoing war between Russia and the Ukraine has amplified volatility in the tanker market, disrupting supply chains and causing instability in the global economy. The United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict in Ukraine could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom. As of December 31, 2023, and during the year ended December 31, 2023, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Following the outbreak of the 2023 Israel–Hamas war, missile attacks by the Houthis have been reported on vessels passing off Yemen’s coast in the Red Sea in December 2023. This has caused several vessels to divert via the Cape of Good Hope in South Africa, in order to avoid transiting the Red Sea. The initial effect of Red Sea tensions on the tanker market has been positive for the tanker market as the longer route via Cape of Good Hope is absorbing more vessels, thereby reducing supply. Looking forward, it is impossible to predict the course of this conflict and whether there would be any serious escalation emanating from the current state of affairs. Similar to the war in Ukraine, we believe that a generalized conflict involving several Middle Eastern nations would possibly result in higher inflation and possibly slower economic growth, which could potentially have an adverse effect on the demand for crude oil and petroleum products. To the extent that Red Sea tensions remain contained to the region, the effects on the tanker market could be similar to what we have seen so far. Apart from the effect on the tanker market, the current situation presents a significant safety hazard for all vessels transiting the Red Sea, and could ultimately potentially result in heavy damage being sustained due to successful missile strikes.

Impact of Inflation and Interest Rate Increases

Also, we see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, political unrest and conflicts in the Middle East, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

E.	Critical Accounting Estimates

For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report, and for our critical accounting estimates, see the paragraph under “Item 5. Operating and Financial Review and Prospects—A. Operating Results” entitled “Critical Accounting Estimates and Policies” discussed above.

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

Name	Age	Position
Andreas Michalopoulos	52	Class I Director, Chief Executive Officer and Secretary
Loïsa Ranunkel	46	Class I Director
Aliki Paliou	48	Class II Director and Chairperson of the Board
Alex Papageorgiou	52	Class III Director
Mihalis Boutaris	49	Class III Director
Anthony Argyropoulos	59	Chief Financial Officer

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

Loïsa Ranunkel has served as an independent Director of the Company and as the Chairman of our Compensation Committee since the 2022 annual meeting of shareholders. She is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. Loïsa Ranunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group - BDPA, a consulting firm specializing in international development assistance. Loïsa Ranunkel holds an MBA from the IAE - Paris Sorbonne.

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

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules approved by the SEC in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March 26, 2024)

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

Effective March 1, 2020, our senior management is remunerated based on their consultancy or employment agreements, as applicable. Pursuant to the consultancy agreement we have in place with Anthony Argyropoulos, our Chief Financial Officer, we have agreed to pay Anthony Argyropoulos additional cash compensation in the amount of 0.35%, and retroactively from September 2021 in the amount of 0.50%, of the consideration paid or received by us in connection with certain capital raising and other transactions.

For 2023, the aggregate fees and bonuses of our executive officers amounted to $2.0 million.

During 2023, our non-executive directors received annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairperson of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $10,000 annually, and other committee members received an additional $5,000 annually. In addition, on October 12, 2023, a special committee was formed in connection with the tender offer commenced by Sphinx Investments Corp. and any related matters, the members of which will receive $10,000 annually and the chairman $20,000 annually. We do not have a retirement plan for our officers or directors. For 2023, fees, bonuses and expenses to non-executive directors amounted to $0.2 million.

On January 1, 2021, we granted to Anthony Argyropoulos, our Chief Financial Officer, stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. As of December 31, 2023, and as of the date of this annual report, no stock options have been exercised.

In 2023, compensation costs relating to the aggregate amount of stock option awards amounted to $Nil. In addition, in 2023, compensation costs relating to restricted stock awards that were issued in prior years were $0.1 million.

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

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2023, 2022, and 2021. The decrease in the number of seafaring employees from 2022 to 2023 was due to the sale of the vessel P. Kikuma during 2023.

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Shoreside	30	30	25
Seafaring	179	197	127
Total	209	227	152

E.	Share Ownership

With respect to the total amount of common shares owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common shares of which we are aware as of March 26, 2024, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name	Number of Common Shares	Percentage Owned (1)
Mango Shipping Corp. (2)(4)	24,248,967	66.4%
Mitzela Corp.(3)(4)	1,039,534	7.8%
Sphinx Investment Corp.(5)	1,033,859	8.4%
All officers and directors as a group	25,296,501	67.3%

(1) Percentages based on 12,279,676 common shares outstanding as of March 26, 2024.
(2) This information is derived from Amendment No. 1 to Schedule 13D jointly filed with the SEC on September 1, 2023 by Mango Shipping Corp. and Aliki Paliou. Aliki Paliou, the Chairperson of our board of directors, owns and controls Mango Shipping Corp. As a result, Aliki Paliou may be deemed to beneficially own shares held by Mango Shipping. Mango Shipping acquired 156,803 common shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022) from Taracan Investments S.A. (“Taracan”), a Marshall Islands corporation ultimately beneficially owned by Symeon Palios, our Chairman of the Board until the 2022 annual shareholders meeting and former Chief Executive Officer, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Symeon Palios. Subsequently, also on September 29, 2020, Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to Aliki Paliou. We conducted an exchange offer, pursuant to which we offered to exchange issued and outstanding Common Shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, which closed on January 27, 2022. Pursuant to the Exchange Offer, Mango Shipping exchanged 156,523 Common Shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022), representing the majority of the Common Shares beneficially owned by Mango Shipping at that time, for Series B Preferred Shares at an exchange ratio of 0.28 Series B Preferred Shares per Common Share. On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango Shipping in a private placement 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for, in part, all 657,396 Series B Preferred Shares held by Mango Shipping. See “Related Party Transactions” for a description of the private placement transaction with Mango Shipping. Mango Shipping beneficially owns 1,314,792 Series C Preferred Shares, or 92% of the outstanding Series C Preferred Shares as of the date of this report. The Series C Preferred Shares carry superior voting rights. For a description of the rights of the Series C Preferred Shares, see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.” In our annual reports for the years ended December 31, 2022, 2021 and 2020, Aliki Paliou was reported to beneficially own 67.15%, less than 1% and 46.3% of our common shares, respectively.
(3) This information is derived from a Schedule 13D jointly filed with the SEC on September 1, 2023 by Mitzela Corp. and Andreas Michalopoulos. Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary, owns and controls Mitzela Corp. As a result, Andreas Michalopoulos may be deemed to beneficially own shares held by Mitzela Corp. Mitzela Corp. beneficially owns 56,342 Series C Preferred Shares, or 3.9% of the outstanding Series C Preferred Shares as of the date of this report. In our annual reports for the years ended December 31, 2022, 2021 and 2020, Andreas Michalopoulos was reported to beneficially own 8.06%, less than 1% and 2.1% of our common shares, respectively.
(4) Aliki Paliou may be deemed to beneficially own 24,248,687 common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 1,039,114 common shares through Mitzela Corp. Additionally, Aliki Paliou may be deemed to beneficially own 280 restricted common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 420 restricted common shares through Mitzela Corp. Anthony Argyropoulos, our Chief Financial Officer, holds stock options to purchase up to 8,000 of our common shares, which stock options we granted to Anthony Argyropoulos as stock-based remuneration. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. Anthony Argyropoulos does not directly own any of our common shares. All other officers and directors each own 0% of our outstanding common shares.
(5) This information is derived from an Amendment No. 10 to Schedule 13D jointly filed with the SEC on March 26, 2024 by Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company owned by Mr. George Economou.

In the normal course of business, there have been institutional investors that buy and sell our shares, and significant changes in the percentage ownership of such investors has occurred, as reflected in beneficial ownership reports filed with the SEC.

As of March 26, 2024, we had 7 shareholders of record, 1 of which was located in the United States, 1 of which was CEDE & CO., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 12,277,896 of our common shares, representing 99.9% of our outstanding common shares. CEDE & CO. is the sole record shareholder of our Class B Preferred Shares and Class C Preferred Shares. We believe that the shares held by CEDE & CO. include shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Pure Brokerage and Shipping Corp.

Pure Brokerage and Shipping Corp., or Pure, a company controlled by Aliki Paliou, our Chairperson of the board of directors, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee of $3,000 for each of our owned tanker vessels. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract, and may also receive sale and purchase brokerage commissions of 1.0% per transaction. For 2023, commissions and brokerage fees paid to Pure Brokerage amounted to $1.3 million and $0.3 million, respectively.

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

Mango Shipping Corp.

On March 2, 2022, we entered into an unsecured credit facility with Mango Shipping, an affiliated entity whose beneficial owner is Aliki Paliou, for up to $5.0 million, to be used for general working capital purposes. The facility, which is repayable in one year from the date of the agreement, will be utilized in advances at our request and will bear interest of 9.0% per annum and commitment fees of 3.0% per annum on any undrawn amount. Arrangement fees of $0.2 million are payable on the date of the agreement. As of the date of this annual report, $3.2 million have been drawn under the credit facility. On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango in a private placement 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4.93 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of an unsecured credit facility dated March 2, 2022 and made between us as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. We subsequently repaid the remaining amounts due and terminated the credit facility. The transaction was approved by a special independent committee of our board of directors. For more information regarding the Series C Preferred Shares, please see our Form 6-K filed on October 21, 2022 and incorporated by reference herein.

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

The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, captioned Sphinx Investment Corp. v. Aliki Paliou et al., Case No. 655326/2023. The complaint alleges, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021. On January 29, 2024, the defendants filed motions to dismiss the lawsuit. Briefing on that motion is currently scheduled to conclude on April 4, 2024. The Company believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

Except as set forth above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles and limitations. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial obligations and to make dividend payments. In times when we have debt outstanding, we intend to limit our dividends per common share, if common share dividend payments are reinstated, to the amount that we would have been able to pay if we were financed entirely with equity. In addition, our existing or future credit facilities may include restrictions on our ability to pay dividends.

The shipping sector is highly cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Our quarterly dividends, if any, will vary significantly from quarter to quarter as a result of variations in our operating performance, cash flow, and other contingencies, and we cannot assure you that we will generate available cash for distribution in any quarter, and so we may not declare and pay any dividends in certain quarters, or at all. Our ability to resume payment of dividends will be subject to the limitations set forth above and in the section of this annual report entitled “Item 3. Key Information—D. Risk Factors.”

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in “Note 14-Subsequent Events” of our annual consolidated financial statements.

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

Stockholders’ Rights Agreement

On December 20, 2021, we entered into a Stockholders’ Rights Agreement, or the Rights Agreement, with Computershare Inc. as Rights Agent. Pursuant to the Rights Agreement, each common share includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $750.00 per one one-thousandth of a Series A Preferred Stock, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% or more of our common shares in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of our common shares having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 10% or more of our common shares, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of common shares of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Under the Rights Agreement’s terms, it will expire on December 20, 2031.

A copy of the Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on December 21, 2021.

C.	Material Contracts

The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party. We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our loan facilities, “Item 4. Information on the Company—B. Business Overview” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our agreements with our related parties and “Item 6. Directors, Senior Management, and Employees—B. Compensation” for a discussion of our 2015 Equity Incentive Plan.

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

We believe that we did not satisfy the Publicly Traded Test during our 2023 taxable year.

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

We believe that we satisfied the 50% Ownership Test for our 2023 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we were exempt from U.S. federal income tax under Section 883 of the Code during our 2023 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

On the basis of the foregoing, we do not believe that we were a PFIC in 2023, and do not anticipate becoming a PFIC in the near future.

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

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “-Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available on the SEC’s website at http://www.sec.gov as well as on our at website http://www.pshipping.com/. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

I.	Subsidiary information

Not Applicable.

I.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest SOFR plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2023 interest rates would have resulted in interest expenses of $1.3 million. As of December 31, 2023, we had $55.2 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the COVID-19 outbreak and the recent war in Ukraine and resulting sanctions which have disrupted supply chains and caused instability in the energy markets and the global economy, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2023, 2022, and 2021 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur approximately half of our general and administrative expenses (around 46% in 2023 and 46% in 2022) and have historically incurred a significant portion of our operating expenses (around 15% in 2023 and 11% in 2022) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Since approximately 2002, the U.S. dollar has depreciated against the Euro, but it has recovered during 2023. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

While we have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Because during 2023 and 2022, our Euro expenses represented 6% and 6%, respectively of our revenues, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Pursuant to the Stockholders’ Rights Agreement dated December 20, 2021, each common share includes one preferred stock purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series A Participating Preferred Stock if any third party acquires beneficial ownership of 10% or more of our common shares without the approval of our board of directors. See “Item 10. Additional Information - B. Memorandum and Articles of Association - Stockholders’ Rights Agreement.”

The superior voting rights of our Series C Preferred Shares limit the ability of our common shareholders to control or influence corporate matters. See “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023, is effective.

c) Attestation Report of Independent Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm since under the SEC adopting release implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, companies that are non-accelerated filers are exempt from including auditor attestation reports in their Form 20-Fs.

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

We have adopted a code of ethics that applies to officers, directors, employees and agents. Our code of ethics is posted on our website, http://www.pshipping.com, under “How We Care-Code of Business Conduct and Ethics.” Information on or accessed through our website does not constitute a part of this annual report and is not incorporated by reference herein. Copies of our Code of Ethics are available in print, free of charge, upon request to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.	Principal Accountant Fees and Services

a) Audit Fees

Our principal accountants, Ernst and Young (Hellas) Certified Auditors Accountants S.A., have billed us for audit services.

In 2023 and 2022, audit fees amounted to €183,750 or about $200,000 and €114,900 or about $128,000, respectively, at the then-prevailing exchange rates, and related to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

b) Audit-Related Fees

In 2023 and 2022, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., also billed us for audit-related services provided for the Company’s registration statements, which amounted to €43,050 or about $46,313, and €118,125 or about $127,000, respectively, at the then-prevailing exchange rates.

c) Tax Fees

In 2023 and 2022, Ernst and Young LLP, have also billed us for tax services provided for the Company’s earnings and profits calculations, which amounted to $9,000 in each of the respective years.

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

f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2023(1)	772,371 common shares	$0.90	772,371 common shares	$1.3 million
May 2023(1)	458,069 common shares	$0.78	458,069 common shares	$0.9 million
June 2023(1)	463,543 common shares	$0.76	463,543 common shares	$0.6 million
July 2023(1)	112,933 common shares	$0.81	112,933 common shares	$0.5 million
August 2023(1)	416,020 common shares	$1.21	416,020 common shares	$0.0 million
August 2023(2)	33,333 common shares	$1.50	33,333 common shares	$1.9 million
November 2023(2)	113,026 common shares	$2.29	113,026 common shares	$1.6 million
December 2023(2)	180,741 common shares	$2.29	180,741 common shares	$1.3 million

(1) In April 2023, our board of directors authorized a share repurchase plan (the “April 2023 Repurchase Plan”) to purchase up to an aggregate of $2.0 million of our common shares. Under the April 2023 Repurchase Plan, we repurchased a total of 2,222,936 common shares for a total amount of approximately $2.0 million, successfully completing the April 2023 Repurchase Plan in the third quarter of 2023.

(2) In August 2023, our board of directors authorized a new share repurchase plan (the “August 2023 Repurchase Plan”) to repurchase up to $2.0 million of our outstanding common shares. As of March 26, 2024, 327,100 common shares have been repurchased for a total amount of approximately $0.7 million under the August 2023 Repurchase Plan, and $1.3 million remain available under the August 2023 Repurchase Plan.

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

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this annual report.

Item 16K.	Cybersecurity

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our senior management team ensures that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, our information systems, our business operations, and our vessels.

Third parties also play a role in our cybersecurity. We engage third-party services to conduct evaluations of our security controls, whether through independent audits or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls. Our internal auditors audit our information systems, whose findings are reported to our audit committee. Further, any findings relating to the information systems that may result from the audit of the financial statements is also reported to the audit committee.

As part of our cybersecurity risk management system, our incident management teams track and log privacy and security incidents across our Company, including our vessels, to remediate and resolve any such incidents. All incidents are reviewed regularly to determine whether further escalation is appropriate. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management who then consult with our audit committee. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and our senior management makes the final materiality determinations and disclosure and other compliance decisions. Our senior management apprises our independent public accounting firm of matters and any relevant developments.

Our audit committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our board of directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

Overall, our approach to cybersecurity risk management includes the following key elements:

1.	Continuous monitoring of cybersecurity threats, both internal and external, through the use of data analytics and network monitoring systems.

2.	Engagement of third-party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.

3.
Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “A cyber-attack could materially disrupt our business.”

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The financial statements required by this “Item 18. Financial Statements” are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

(a) Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-169974), filed with the SEC on October 15, 2010).

1.2
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated June 8, 2016 (incorporated by reference to Exhibit 3.3 to the Company’s report on Form 6-K, filed with the SEC on June 9, 2016).

1.3
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 3, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 6, 2017).

1.4
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated July 26, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on July 28, 2017).

1.5
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 23, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on August 28, 2017).

1.6
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated September 22, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on September 26, 2017).

1.7
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 1, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on November 3, 2017).

1.8
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated February 25, 2019 (incorporated by reference to Exhibit 1.8 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 18, 2019).

1.9
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated October 30, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6K, filed with the SEC on November 2, 2020).

1.10	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 15, 2022*
1.11	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974), filed with the SEC on October 15, 2010).
2.1	Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on November 2, 2020).
2.2
Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Performance Shipping Inc., dated August 2, 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-169974), filed with the SEC on October 15, 2010).

2.3
Amended and Restated Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock of Performance Shipping Inc., dated January 12, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s report on Form 6-K, filed with the SEC on February 4, 2022).

2.4
Certificate of Designation of Series C Convertible Cumulative Redeemable Perpetual Preferred Shares dated October 17, 2022 (incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K, filed with the SEC on October 21, 2022).

2.5	Description of Securities*
4.1
Registration Rights Agreement dated April 6, 2010 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-169974), filed with the SEC on October 15, 2010).

4.2	Stockholders’ Rights Agreement dated December 20, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on December 21, 2021).

4.3	Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on December 31, 2020).
4.4	Administrative Services Agreement with UOT (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 26, 2014).
4.5	Form of Vessel Management Agreement with UOT (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 26, 2014).
4.6
Secured Loan Agreement dated 4 August 2023 among Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. as borrowers, Performance Shipping Inc. as guarantor, the financial institutions listed in schedule 1 thereto as lenders, Nordea Bank Abp as hedge counterparties and Nordea Bank Abp, filial I Norge as bookrunner, agent, and security agent.*

4.7
First Supplemental Agreement to Secured Loan Facility Agreement dated July 24, 2019 (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1/A (File No. 333-255100), filed with the SEC on April 20, 2021).

4.8
Shipbuilding Contract dated March 7, 2023 among Nakaza Shipping Company Inc, China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 28, 2023).

4.9
Shipbuilding Contract for the construction of Hull No. H1596 dated December 18, 2023 among Sri Lanka Shipping Company Inc., China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited.*

4.10
Shipbuilding Contract for the construction of Hull No. H1597 dated December 18, 2023 among Guadeloupe Shipping Company Inc., China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited.*

4.11
Credit Facility dated March 2, 2022 between Mango Shipping Corp. and the Company (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 11, 2022).

4.12
Warrant Agency Agreement dated as of June 1, 2022 among the Company, Computershare Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s report on Form 6-K, filed with the SEC on June 2, 2022).

4.13	Form of Class A Common Share Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on June 2, 2022).
4.14
Form of Securities Purchase Agreement between the Company and the purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on July 20, 2022).

4.15	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on July 20, 2022).
4.16
Form of Securities Purchase Agreement between the Company and the purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on August 17, 2022).

4.17	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on August 17, 2022).
4.18
Stock Purchase Agreement dated October 17, 2022 between Mango Shipping Corp. and the Company (incorporated by reference to Exhibit 99.3 to the Company’s report on Form 6-K, filed with the SEC on October 21, 2022).

4.19
Loan Agreement dated November 1, 2022 between Alpha Bank S.A. as lender and Garu Shipping Company Inc., as borrower (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 28, 2023).

4.20
Loan Agreement dated December 7, 2022 between Alpha Bank S.A., as lender and Arbar Shipping Company Inc., as borrower (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 28, 2023).

4.21
Form of Securities Purchase Agreement dated as of February 28, 2023 between the Company and the purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023).

4.22	Form of Series A Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023).
4.23	Form of Series B Common Share Purchase Warrant (incorporated by reference to Exhibit 4.4 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023).
8.1	List of Subsidiaries*
11.1	Insider Trading Policy*
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of independent registered public accounting firm*
15.2	Consent of Watson Farley & Williams LLP*
97.1	Policy for the Recovery of Erroneously Awarded Compensation*
101
The following financial information from Performance Shipping Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2023 and 2022; (2) Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2023, 2022, and 2021; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2022, and 2021; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021; and (6) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Dated: March 28, 2024

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Performance Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Fair value measurement of Series C Preferred Stock using significant unobservable inputs

Description of the matter
As discussed in Notes 2(t), 2(ae), 9(b) and 13 to the consolidated financial statements, during 2023, the Company measured the effect of the down round feature of the Series C preferred stock, categorized as Level 3 of the fair value hierarchy, to be $9.8 million for the year ended December 31, 2023. Management determines the fair value of these Series C Preferred Stock, by applying the methodologies described in Notes 2(t), and 9(b) to the consolidated financial statements and using significant unobservable inputs. Determining the fair value of the Series C Preferred Stock requires management to make significant judgments about the valuation methodologies, including the significant unobservable inputs used in the measurements.

Auditing the fair value measurement of the Company’s Series C Preferred Stock was complex given the judgement and estimation uncertainty involved. In particular, to value its Series C Preferred Stock, the Company estimated significant unobservable inputs such as expected volatility and expected life of the convertibility option of the Series C Preferred Stock to common shares, which are significant to the valuation of the Series C Preferred Stock and considered highly interdependent.

How we addressed the matter in our audit
Our audit procedures included, among others, comparing the valuation methodology used by the Company against accounting guidance in ASC 820, testing significant unobservable inputs and the mathematical accuracy of the Company’s valuation calculations. To test the significant unobservable inputs, we compared the underlying data used in the Company’s fair value measurement to the statement of designations of the Series C Preferred Stock and information available from third-party sources, such as historical volatility. In addition, we independently developed fair value estimates and compared them to the Company’s estimates. We involved our valuation specialists to assist with the application of the procedures stated above. We also assessed the adequacy of the disclosures in Notes 2(t), 2(ae), 9(b) and 13.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece
March 28, 2024

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2023	December 31, 2022
CURRENT ASSETS:
Cash and cash equivalents (Note 2 (e))	$67,267	$38,726
Accounts receivable, net of provision for credit losses (Notes 2 (g), (h) and 3)	8,280	9,110
Deferred voyage expenses (Note 2 (n))	-	20
Inventories (Note 2 (i))	2,203	3,037
Prepaid expenses and other assets	2,164	2,524
Current assets from discontinued operations (Note 2 (y))	-	46
Total current assets	79,914	53,463

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	11,303	-
Vessels, net (Notes 2 (j), (k), (l) and 6)	202,108	236,607
Property and equipment, net	44	72
Total fixed assets	213,455	236,679

NON-CURRENT ASSETS:
Restricted cash, non-current (Notes 2 (f) and 7)	1,000	1,000
Right of use asset under operating leases (Note 8)	99	163
Deferred charges, net (Note 2 (p))	1,798	1,098
Other non-current assets (Notes 2 (j) and 6)	-	522
Prepaid charter revenue	-	54
Total non-current assets	2,897	2,837
Total assets	$296,266	$292,979

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,427	$16,746
Accounts payable, trade and other	4,630	4,580
Due to related parties (Note 4)	245	335
Accrued liabilities	2,976	2,889
Deferred revenue (Note 3)	-	1,378
Lease liabilities, current (Note 8)	66	73
Current liabilities from discontinued operations (Note 2 (y))	-	98
Total current liabilities	15,344	26,099

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	47,459	110,929
Other liabilities, non-current	214	156
Long-term lease liabilities (Note 8)	33	90
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	32	-
Total long-term liabilities	47,738	111,175

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 136,261 Series B, and 1,428,372 and 1,314,792 Series C issued and outstanding as at December 31, 2023 and 2022, respectively (Note 9)	15	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,279,676 and 4,187,588 issued and outstanding as at December 31, 2023 and 2022, respectively (Note 9)	123	42
Additional paid-in capital (Note 9)	534,112	513,623
Other comprehensive income	49	66
Accumulated deficit	(301,115)	(358,041)
Total stockholders’ equity	233,184	155,705
Total liabilities and stockholders’ equity	$296,266	$292,979

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2023	2022	2021
REVENUE:
Revenue (Notes 2 (n) and 3)	$108,938	$75,173	$36,491

EXPENSES:
Voyage expenses (Note 2 (n))	4,358	14,861	19,205
Vessel operating expenses (Notes 2 (r) and 12)	21,866	13,828	12,301
Depreciation and amortization of deferred charges (Notes 2 (k), (p) and 6)	14,793	9,281	7,472
General and administrative expenses (Notes 4, 8 and 9)	8,042	6,751	5,782
Gain on vessels’ sale (Note 6)	(15,683)	(9,543)	-
(Reversal) / Provision for credit losses and write offs (Notes 2 (h) and 3)	(37)	33	160
Foreign currency (gains) / losses (Note 2 (d))	64	(20)	31
Operating income / (loss)	$75,535	$39,982	$(8,460)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 4, 7, 9 and 10)	(9,598)	(3,966)	(1,801)
Loss from debt extinguishment (Notes 2 (q) and 7)	(387)	-	-
Interest income	3,302	284	18
Gain from property sale (Note 4)	-	-	137
Changes in fair value of warrants’ liability (Note 9)	561	-	-
Total other expenses, net	$(6,122)	$(3,682)	$(1,646)

Net income / (loss) from continuing operations	$69,413	$36,300	$(10,106)

Income allocated to participating securities (Note 11)	(2)	(6)	-
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 9 and 11)	-	(9,271)	-
Deemed dividend on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party (Notes 9 and 11)	-	(6,944)	-
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Notes 9 and 11)	(9,809)	(5,930)	-
Deemed dividend to the July and August 2022 warrants’ holders due to triggering of a down-round feature (Notes 9 and 11)	(789)	(1,116)	-
Dividends on preferred stock (Note 11)	(1,889)	(1,030)	-

Net income / (loss) attributable to common stockholders from continuing operations	$56,924	$12,003	$(10,106)

Net income attributable to common stockholders from discontinued operations	$-	$-	$400

Total net income / (loss) attributable to common stockholders	$56,924	$12,003	$(9,706)

Earnings / (Loss) per common share, basic, continuing operations (Note 11)	$5.43	$6.49	$(30.16)

Earnings / (Loss) per common share, diluted, continuing operations (Note 11)	$1.91	$3.02	$(30.16)

Earnings per common share, basic, discontinued operations (Note 11)	$-	$-	$1.19

Earnings per common share, diluted, discontinued operations (Note 11)	$-	$-	$1.19

Earnings / (Loss) per common share, basic, total (Note 11)	$5.43	$6.49	$(28.97)

Earnings / (Loss) per common share, diluted, total (Note 11)	$1.91	$3.02	$(28.97)

Weighted average number of common shares, basic (Note 11)	10,491,316	1,850,072	335,086

Weighted average number of common shares, diluted (Note 11)	35,539,671	6,447,710	335,086

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2023,  2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2023	2022	2021

Net income / (loss) from continuing and discontinued operations	$69,413	$36,300	$(9,706)
Other comprehensive income / (loss) (Actuarial gain / (loss))	(17)	68	(10)
Comprehensive income / (loss) from continuing and discontinued operations	$69,396	$36,368	$(9,716)

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2020	337,500	$3	-	-	$-	$457,219	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	-	(9,706)	(9,706)
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	268	-	-	268
- Actuarial loss	-	-	-	-	-	-	(10)	-	(10)
Balance, December 31, 2021	337,500	$3	-	-	$-	$457,487	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	-	36,300	36,300
- Common shares exchanged for Series B preferred shares (Note 9)	(188,974)	(1)	793,657	-	8	9,264	-	(9,271)	-
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	107	-	-	107
- Issuance of common stock under ATM program, net of issuance costs	175,507	2	-	-	-	1,786	-	-	1,788
- Actuarial gain	-	-	-	-	-	-	68	-	68
- Issuance of units, net of issuance costs (Note 9)	508,000	5	-	-	-	7,121	-	-	7,126
- Issuance of common stock and July 2022 warrants, net of issuance costs (Note 9)	1,133,333	11	-	-	-	5,260	-	-	5,271
- Issuance of common stock and August 2022 warrants, net of issuance costs (Note 9)	2,222,222	22	-	-	-	13,685	-	-	13,707
- Series B preferred shares exchanged for Series C preferred shares and re-acquisition of loan due to a related party (Note 9)	-	-	(657,396)	1,314,792	7	11,867	-	(6,944)	4,930
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	214	-	(214)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	902	-	(902)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	5,930	-	(5,930)	-
- Dividends declared and paid on Series B preferred shares (at $0.875 per share) (Note 9)	-	-	-	-	-	-	-	(530)	(530)
- Dividends declared and paid on Series C preferred shares (at $0.3125 per share) (Note 11)	-	-	-	-	-	-	-	(411)	(411)
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705
- Net income	-	-	-	-	-	-	-	69,413	69,413
- Compensation cost on restricted stock awards (Note 9)	-	-	-	-	-	52	-	-	52
- Issuance of common stock under ATM program, net of issuance costs (Note 9)	224,817	2	-	-	-	671	-	-	673
- Issuance of common stock and Series B warrants, net of issuance costs (Note 9)	5,556,000	56	-	-	-	7,713	-	-	7,769
- Alternative cashless exercise of Series A warrants (Note 9)	3,597,100	36	-	-	-	3,379	-	-	3,415
- Series B preferred shares exchanged for Series C preferred shares (Note 9)	-	-	(85,535)	171,070	-	482	-	-	482
- Series C preferred shares converted to common shares (Note 9)	1,064,207	11	-	(57,490)	-	(11)	-	-	-
- Repurchase and retirement of common stock (Note 9)	(2,550,036)	(26)	-	-	-	(2,723)	-	-	(2,749)
- Exercise of July 2022 and August 2022 warrants (Note 9)	200,000	2	-	-	-	328	-	-	330
- Actuarial loss	-	-	-	-	-	-	(17)	-	(17)
- Deemed dividend to the July 2022 warrants’ holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	256	-	(256)	-
- Deemed dividend to the August 2022 warrants’ holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	533	-	(533)	-
- Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	9,809	-	(9,809)	-
- Dividends declared and paid on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(55)	(55)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 9)	-	-	-	-	-	-	-	(1,834)	(1,834)
Balance, December 31, 2023	12,279,676	$123	50,726	1,428,372	$15	$534,112	$49	$(301,115)	$233,184

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2023	2022	2021
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$69,413	$36,300	$(9,706)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	14,793	9,281	7,472
Amortization of deferred financing costs	244	402	143
Financing costs	340	-	-
Changes in fair value of warrants’ liability	(561)	-	-
Amortization of prepaid charter revenue	54	(54)	-
Gain on vessel’s sale (Note 6)	(15,683)	(9,543)	-
Gain from property sale	-	-	(137)
Compensation cost on restricted stock and stock option awards (Note 9)	52	107	268
Loss from debt extinguishment	387	-	-
Actuarial gain / (loss)	(17)	68	(10)
(Increase) / Decrease in:
Accounts receivable	830	(5,318)	(196)
Deferred voyage expenses	20	38	17
Inventories	834	1,249	(2,305)
Prepaid expenses and other assets	406	(854)	(319)
Right of use asset under operating leases	64	(79)	100
Other non-current assets	72	189	(261)
Increase / (Decrease) in:
Accounts payable, trade and other	16	(293)	3,233
Due to related parties	(90)	208	59
Accrued liabilities	87	1,592	84
Deferred revenue	(1,378)	1,378	-
Other liabilities, non-current	58	(106)	11
Lease liabilities under operating leases	(64)	79	(100)
Drydock costs	(1,922)	(797)	(1,476)
Net Cash provided by / (used in) Operating Activities	$67,955	$33,847	$(3,123)
Cash Flows provided by / (used in) Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(11,303)	-	-
Vessel acquisitions and other vessels’ costs (Note 6)	(64)	(143,440)	-
Proceeds from sale of vessels, net of expenses (Note 6)	37,636	32,626	-
Proceeds from sale of property, net of expenses	-	-	1,015
Payments for vessels’ improvements (Note 6)	(510)	(2,109)	(1,777)
Property and equipment additions	(38)	(27)	(8)
Net Cash provided by / (used in) Investing Activities	$25,721	$(112,950)	$(770)
Cash Flows (used in) / provided by Financing Activities:
Proceeds from related party loans	-	5,000	-
Proceeds from long-term bank debt (Note 7)	2,141	108,633	-
Repayments of related party loans	-	(70)	-
Repayments / Prepayments of long-term bank debt (Note 7)	(75,421)	(30,327)	(7,911)
Issuance of units, common stock and warrants, net of issuance costs (Note 9)	11,438	26,104	-
Proceeds from exercise of Series A warrants (Note 9)	330	-	-
Issuance of preferred stock, net of expenses (Note 9)	482	-	-
Common shares re-purchase and retirement, including expenses (Note 9)	(2,749)	-	-
Issuance of common stock under ATM program, net of issuance costs (Note 9)	673	1,788	-
Payments of financing costs (Note 7)	(140)	(932)	-
Cash dividends (Note 11)	(1,889)	(941)	-
Net Cash (used in) / provided by Financing Activities	$(65,135)	$109,255	$(7,911)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$28,541	$30,152	$(11,804)
Cash, cash equivalents and restricted cash at beginning of the year	$39,726	$9,574	$21,378
Cash, cash equivalents and restricted cash at end of the year	$68,267	$39,726	$9,574
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$67,267	$38,726	$9,574
Restricted cash at the end of the year	1,000	1,000	-
Cash, cash equivalents and restricted cash at the end of the year	$68,267	$39,726	$9,574
SUPPLEMENTAL CASH FLOW INFORMATION
Alternative cashless exercise of Series A warrants (Note 9)	$3,415	$-	$-
Non-cash extinguishment of a related party debt through the issuance of Series C preferred shares (Note 9)	$-	$4,930	$-
Non-cash investing activities	$-	$64	$999
Interest payments, net of capitalized amounts	$9,135	$3,123	$1,608

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

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

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels in 2021, as well as their assets and liabilities as of December 31, 2022, are reported as discontinued operations in the accompanying consolidated financial statements. For the statement of cash flows of 2021, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

Furthermore, effective November 15, 2022, the Company effected a one-for-fifteen reverse stock split on its common stock. All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits retroactively, for all periods presented.

Other matters

Global public health threats, such as the outbreak of the novel coronavirus (“COVID-19”) and its variants, have the potential to, among other things, disrupt global financial markets and economic conditions reducing the global demand for oil and oil products, which the Company’s vessels transport and adversely impact our operations, the timing of completion of any future newbuilding projects, and the operations of our charterers and other customers. During the years ended December 31, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations.  As of December 31, 2023, and during 2023, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties could adversely affect our results of operations, financial condition, and ability to pay dividends. In addition, the Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the year ended December 31, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the years ended December 31, 2022 and 2023, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions imposed on Russian crude oil exports as a consequence of the ongoing war between Russia and Ukraine.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, and political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas. In particular, the ongoing war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States, the United Kingdom, and the European Union, among other countries, announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions against Russia and, given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. As of December 31, 2023, and during the year ended December 31, 2023, the Company’s financial results were not adversely affected by the war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While much uncertainty remains regarding the length, breadth, and global impact of the war in Ukraine, it is possible that such war could adversely affect the Company’s business, financial condition, results of operation, and cash flows. Also, the Company monitors elevated inflation in the United States, Eurozone, and other countries, including ongoing global price pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to have a moderate effect on the Company’s operating expenses. Additionally, interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy and potentially higher long-term interest rates may result in a higher cost of capital for the Company’s business. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red Sea and their impact on the world economy is uncertain and may cause a decrease in worldwide demand for certain goods and, thus, shipping.

2.	Recent Accounting Pronouncements and Significant Accounting Policies

Recent Accounting Pronouncements - Not Yet Adopted

In October 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. The effective date for each amendment of the ASU 2023-06 will be, for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in ASU 2023-06 should be applied prospectively. The Company evaluated the impact of this ASU on its consolidated financial Statements and determined that there is no impact as the disclosure improvements required by the ASU amendments are already required by the SEC’s Regulation S-X and Regulation S-K.

Furthermore, in November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is: a) Significant to the segment, b) Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and c) Included in the reported measure of segment profit or loss. The additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made also by entities that have a single reportable segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will apply the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ended December 31, 2024. The adoption of ASU 2023-07 is not expected to have a significant impact on the Company’s consolidated financial statements and related disclosures.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements - Adopted

Reference Rate Reform (Topic 848): In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place the sunset date of Topic 848 was deferred from December 31, 2022, to December 31, 2024 with the issuance of ASU 2022-06 in December 2022, after which entities will no longer be permitted to apply the relief in Topic 848. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. During 2023, the Company has elected one of the optional expedients provided in the standard that allows entities with contract modifications within the scope of Topic 470; for which the terms that are modified solely relate to directly replacing, or having the potential to replace, a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. During 2023, the Company’s loans’ transition from LIBOR to SOFR was completed, and as such, the Company does not expect any further material impact on its consolidated financial statements from the adoption of this ASU.

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. During 2023, the Company acquired three newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., and Guadeloupe Shipping Company Inc., in connection with the three shipbuilding contracts signed within the year (refer to Notes 5 and 8). All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2023 and 2022.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents. Interest earned on cash and cash equivalents and restricted cash is separately presented in the accompanying statement of operations in line Interest Income.

(f) Restricted Cash:  Restricted cash, includes minimum cash deposits required to be maintained under the Company’s borrowing arrangements.

(g) Accounts Receivable, net: The account includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses and allowances for doubtful accounts – (refer to paragraph (h) below and to Note 3).

(h) Provision for Credit Losses: The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of December 31, 2023 and 2022, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $171 and $109, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For 2023, 2022 and 2021, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(85), $(12) and $42, respectively, and for 2023, 2022 and 2021 it also includes an amount of $48, $45 and $118, respectively, representing demurrages write offs. No allowance was recorded on insurance claims as of December 31, 2023 and 2022, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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

(j) Vessel Cost for Second-hand Vessels and Newbuildings: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets.

(k) Vessel Depreciation: The Company depreciates its vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker vessels. Management estimates the useful life of the Company’s tanker vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

(l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions, the economic outlook, technological, regulatory and environmental developments, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs and cost of any equipment not yet installed may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydock-costs and cost of any equipment not yet installed, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on assumptions by making use of available market data and taking into consideration third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in the Company’s exercise taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. For 2023 and 2022, the Company assessed that there were no indications for potential impairment of any of its vessels. For 2021, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge.

(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2023 and 2022 did not result in held for sale classification for any of the Company’s vessels.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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
For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material (Note 3). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. The Company recognizes allowance for doubtful accounts deriving from the collectability assessment as direct reduction to lease income, which for 2023, 2022 and 2021 amounted to $147, $0, and $0, respectively.

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

(o) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities, according to dividends declared and participation rights in undistributed earnings. Under this method, net earnings is reduced by the amount of dividends declared in the current period for common shareholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted (loss) earnings attributable to common shareholders per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of restricted shares, warrants and options outstanding during the applicable periods computed using the treasury method and the dilutive effect of convertible securities during the applicable periods computed using the “if converted” method. The two-class method is used for diluted earnings/(loss) per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. In cases when the effect from restricted stock, options, warrants and convertible securities is anti-dilutive, such are not included in the diluted earnings / (loss) per common share calculation. For purposes of the if-converted calculation, the fixed conversion price of preferred convertible stock is used, unless the number of shares that may be issued is variable, at which case the average market price of the period is used (Note 11).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2023, and 2022 was $1,798 and $1,098, respectively. Amortization of dry-docking costs for 2023, 2022 and 2021 amounted to $571, $544 and $68, respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations. Also, in 2023 and 2022, deferred dry-dock costs which were written off in Gain on vessels’ sale in the accompanying consolidated statement of operations amounted to $651 and $562, respectively.

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums are accounted for similar to other financing fees. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations. In 2023, an amount of $387 being the unamortized financing costs of the loans with Piraeus Bank, which were repaid in November and December 2023 (Note 7) has been recognized as Loss from debt extinguishment and is separately presented in the accompanying consolidated statement of operations.

(r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred and included in Vessel operating expenses in the accompanying consolidated statement of operations.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The Company also grants stock options as incentive-based compensation to certain of its officers, in accordance with the terms of the Company’s Equity Incentive Plan. Stock-based compensation awards that are classified as equity and do not contain any market, service or performance conditions, are recognized on the grant date with a corresponding credit to equity and are measured at fair value. The compensation cost of the Company’s stock-based compensation awards is included in general and administrative expenses in the consolidated statement of operations (Note 9).

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

(u) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. For credit losses accounting on the Company’s financial assets refer to paragraph (h) above.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(w) Re-purchase and Retirement of Company’s Common Shares: All Company’s common shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.

(x) Re-purchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain which should be added to the net income/(loss) to arrive at the net income/(loss) available to common stockholders (Note 11).

(y) Discontinued Operations: It is a Company’s policy, that the current and prior year periods assets, liabilities, results of operations and cash flows of a Company’s component disposed of by sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal, and that the Company will not have continuing involvement in the operation of these assets after their disposal.

(z) Rent Concessions Related to the COVID-19 Pandemic: The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. Entities are allowed to elect to not evaluate whether a concession provided by a lessor due to COVID-19 is a lease modification. An entity that makes this election can then elect whether to apply the modification guidance (i.e., assume the concession was always contemplated by the contract or assume the concession was not contemplated by the contract). During 2021, the Company’s rent costs were reduced as a result of COVID-19 relief measures applied by the Greek government, while for 2022 and 2023 no such relief measures were in force. The Company assessed that the rent concession qualifies for the election, as the concession did not result in a substantial increase in the rights of the lessor or the obligations of the lessee, and then elected to not evaluate whether this concession provided by the Greek government due to COVID-19 is a lease modification, and further chose to adopt a policy to not account for the concession as a lease modification. Finally, the Company, as a lessee that was contractually released from certain lease payments, accounts the rent concession like a negative variable lease payment (Note 8).

(aa) Segmental Reporting: The Company engages in the operation of tanker vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide. The Company reports financial information and evaluates the operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(ab) Exchange of Common Shares for Shares of Series B Convertible Preferred Stock: In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange. When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the exchanged common stock, that value represents a dividend to the preferred holders, which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

(ac) Exchange of Series B Convertible Preferred Stock and Related Party Loan for Series C Convertible Preferred Stock: The Company follows the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether exchange of preferred stock should be accounted for as a modification or extinguishment. For extinguishments, the Company follows the accounting as per ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings/(losses) per share. As far as it concerns extinguishment of related party loans, the Company follows provision of ASC 470-50-40-2, indicating that such extinguishment transactions may be in essence capital transactions.

(ad) Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statements of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled. The Company values its warrants classified as liabilities using the Black-Scholes option pricing model (refer to Note 9).

(ae) Accounting of Down-Round Features: For preferred stock and warrants bearing down-round features, the Company evaluates whether there are circumstances that trigger the down-round feature. At the date when the down-round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down-round feature) with a conversion price or exercise price (as applicable), corresponding to the stated conversion or exercise price of the issued instrument before the conversion or exercise price reduction and (b) the fair value of the financial instrument (without the down-round feature) with a conversion or exercise price, corresponding to the reduced conversion or exercise price upon the down-round feature being triggered (refer to Note 9). When the Company determines that on the measurement date there is an excess value of the preferred stock or the warrant due to the triggering of the down-round feature, then this value represents a deemed dividend to the preferred or to the warrant holders (as applicable), which should be deducted from the net income/(loss) to arrive at the net income/(loss) available to common stockholders.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
3.	Revenue and Accounts Receivable

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

Below are presented, per type of charter, the Company’s revenues for 2023, 2022 and 2021 and also the balance of Accounts receivable, net, for December 31, 2023 and 2022.

Charter type	2023	2022	2021
Time charters	$57,975	$8,131	$10,282
Pool arrangements	48,332	43,712	2,603
Voyage charters	2,631	23,330	23,606
Total Revenue	$108,938	$75,173	$36,491

	As of December 31,
Charter type	2023	2022
Time charters	$2,638	$34
Pool arrangements	5,213	6,440
Voyage charters	429	2,636
Total Acc. Receivable, net	$8,280	$9,110

Contract assets included in the receivable balances from spot voyages amounted to $103 for December 31, 2023, and to $167 for December 31, 2022.

Moreover, the charterers that accounted for more than 10% of the Company’s revenue are presented below:

Charterer	2023	2022	2021
A	11%	-	26%
B	28%	-	-
C	-	-	17%
D	13%	41%	-
E	32%	18%	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $7,947 and to $6,440 as of December 31, 2023 and 2022, respectively.

Deferred Revenue relates solely to cash received up-front from the Company’s time-charter contracts and as of December 31, 2023, and 2022 it amounted to $0 and $1,378 respectively and is separately presented in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
4.	Transactions with Related Parties

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

For 2023, 2022 and 2021, commissions to Pure Brokerage amounted to $1,345, $887, and $431, respectively, and are included in Voyage expenses in the accompanying consolidated statements of operations. Also, for 2023, 2022 and 2021 brokerage fees to Pure Brokerage amounted to $286, $204 and $180, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2023 and 2022, an amount of $245 and $335, respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

(b)  Mango Shipping Corp (“Mango”): On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, of up to $5,000, for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. The Company drew down the $5,000 loan amount in two advances in March 2022, and repaid it in full on October 17 and October 19, 2022 (see below the paragraph “Tender Offer to exchange common shares for Shares of Series B Cumulative Perpetual Preferred Stock”). For 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $277, and together with arrangement fees of $200 which were amortized and written off during 2022, are included in Interest and finance costs in the accompanying consolidated statements of operations (Note 10).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share (Note 9). The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou through Mango, and 28,171 were beneficially owned by Andreas Michalopoulos. On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement 1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held by Mango, and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility. The transaction was approved by a special independent committee of the Company’s Board of Directors. On October 19, 2022, the Company repaid the remaining amount due to the credit facility of $70, together with accrued interest, and terminated the agreement.

The Series B and the Series C Preferred stock is entitled to an annual dividend of 4.00% and 5.00%, respectively (Note 9). For 2022, dividends declared and paid to Mango on its Series B preferred shares amounted to $411 (or $0.875 per each Series B preferred share) and were calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until September 15, 2022. Following the issuance of the Series C preferred shares in October 2022 to Mango, the dividends on the Series B preferred shares held by Mango accrued until the last dividend payment date, which was September 15, 2022. Additionally, for 2022, dividends declared and paid to Mango on its Series C preferred shares amounted to $411, (or $0.3125 per each Series C preferred share), and were calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82. For 2023, dividends declared and paid to Mango on its Series C preferred shares amounted $1,643, (or $1.25 per each Series C preferred share). On December 31, 2023, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $64 (Note 9). As of December 31, 2023, and 2022, Mango held no Series B preferred shares, and held 1,314,792 Series C preferred shares.

For the details of the terms of the Series B and C preferred stock, and the respective accounting treatment followed by the Company, refer to Note 9.

Ex Related Parties transactions of 2021

Until January 2021, the Company was receiving travel services from an affiliated company, which was controlled by the Company’s then Chairman of the Board. Additionally, in 2021, the Company sold to an ex-affiliated entity its co-owned indivisible share in a plot of land, located in Athens, Greece.

For 2021, expenses for services provided by the travel agency amounted to $18 and are included in Vessel operating expenses in the accompanying consolidated financial statements. Also, in 2021, the Company recognized a gain of $137 from the sale of property to an ex-affiliated entity, and it is depicted as Gain from property sale in the accompanying consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
5.	Advances for Vessels Under Construction and Other Vessels’ Costs

In March and December 2023, the Company, through its newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., and Guadeloupe Shipping Company Inc., entered into three shipbuilding contracts with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of three product/crude oil tankers of approximately 114,000 dwt each. The newbuildings (named Hull 1515, Hull 1596 and Hull 1597) have gross contract prices of $63,250, $64,845, and $64,845, respectively, and the Company expects to take delivery of them from October 2025 to April 2026. The shipbuilding contracts provide that the purchase price of each newbuilding will be paid in five installments, each falling at the contract signing, steel cutting, keel laying, launching, and at the delivery of each vessel.

As of December 31, 2023, the Company had paid the first installment of $9,488 for Hull 1515, according to the terms of the shipbuilding contract. In addition, interest amounting to $540 and other paid costs amounting to $1,275 were capitalized to the vessels under construction and included in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet as of December 31, 2023. The amount of $11,303 is included in line “Advances for vessel acquisition / under construction and other vessel costs” in the 2023 consolidated statements of cash flows. No Advances for vessels under construction and other vessels’ costs existed as of December 31, 2022.

6.	Vessels, net

Vessels’ acquisitions and Vessels’ Improvements

During 2022, the Company capitalized in Vessels, net, an aggregate amount of $1,218, out of which $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”. During 2022, $1,199 of these costs have been paid and are included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows. Furthermore, in 2022, the Company capitalized in other non-current assets an amount of $450, representing advances paid for the installation of ballast water treatment system on the vessel “P. Kikuma”, also included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows. From June to November 2022, the Company, through four newly established subsidiaries, entered into four memoranda of agreement with unrelated parties to acquire the Aframax tanker vessels “P. Sophia”, “P. Aliki”, “P. Monterey”, and “P. Long Beach”, for a purchase price of $27,577, $36,500, $35,000, and $43,750, respectively. The vessels were delivered to the Company from July to December 2022. Aggregate pre-delivery costs capitalized in connection with these vessels’ acquisition amounted to $677, out of which $64 were paid in 2023 and are reflected in line Vessel acquisitions and other vessels’ costs in the accompanying 2023 consolidated cash flows.

During 2023, the Company capitalized an amount of $510 and an amount of $450 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “P. Kikuma”. The amount of $510, which was paid in 2023, is reflected in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Vessels’ Disposals

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

In November 2023, the Company, through one of its subsidiaries, entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Kikuma” to unrelated parties for an aggregate gross price of $39,300. The vessel was delivered to her new owners in December 2023, and the Company received the sale proceeds in accordance with the terms of the contract. For 2023, the gain on sale of vessels, net of direct to sale expenses, amounted to $15,683 and is reflected in Gain on vessel’s sale in the accompanying consolidated statement of operations.

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
- Transfer from advances for vessel acquisitions and other vessel costs	143,504	-	143,504
- Vessels’ improvements transferred from other non-current assets	558	-	558
- Vessels’ improvements	660	-	660
- Vessel’s disposals	(27,208)	4,688	(22,520)
- Depreciation	-	(8,631)	(8,631)
Balance, December 31, 2022	$254,296	$(17,689)	$236,607
- Vessels’ improvements transferred from other non-current assets	450	-	450
- Vessels’ improvements	510	-	510
- Vessel’s disposals	(27,098)	5,795	(21,303)
- Depreciation	-	(14,156)	(14,156)
Balance, December 31, 2023	$228,158	$(26,050)	$202,108

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2023	Current	Non-current	December 31, 2022	Current	Non-current

Nordea Bank secured term loan	$19,167	$3,334	$15,833	$20,663	$3,740	$16,923
Piraeus Bank secured term loans	-	-	-	67,584	9,048	58,536
Alpha Bank secured term loans	36,050	4,200	31,850	40,250	4,200	36,050
less unamortized deferred financing costs	(331)	(107)	(224)	(822)	(242)	(580)
Total debt, net of deferred financing costs	$54,886	$7,427	$47,459	$127,675	$16,746	$110,929

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment. The Company ‘s loans bear variable interest at SOFR plus a fixed margin, which during 2023 ranged from 2.35% to 2.75%, and as of December 31, 2023, after the refinance of the Nordea loan (discussed below), the applicable margins ranged from 2.35% to 2.60%. The loan maturities fall due from November 2027 to August 2028, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of December 31, 2023, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $125,200.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement. On August 4, 2023, the Company refinanced the existing outstanding loan of the amount of $17,859 with Nordea Bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20,000 at any one time. As such, the Company drew down an amount of $2,141, which is reflected in line Proceeds from Long-term bank debt in the accompanying consolidated cash flows. The new loan has a duration of 5 years from the signing date of the agreement. The Company followed the applicable guidance of ASC 470 and concluded that the specific loan should be treated as a term loan, however, if a prepayment occurs during the life of the facility, then the accounting guidance for revolving credit facilities would apply.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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

In June 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Sophia” and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31,933. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24,600 and refinance the existing indebtedness of $7,333 of the vessel “P. Yanbu”. The Company utilized the full amount of $31,933 in July 2022. On May 29, 2023, the Company signed a Supplemental loan agreement with Piraeus Bank, the purpose of which was to replace LIBOR rate with SOFR rate, effective June 1, 2023. All other terms of the loan agreement remained unaltered. The Company accounted for the Supplemental loan agreement as a contract modification. Finally, in December 2023, the Company pre-paid its existing indebtedness of $27,933 and accordingly, the specific loan agreement was terminated.

In November 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Monterey” and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37,400. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29,615 and refinance the existing indebtedness of $7,785 of the vessel “P. Kikuma”. The Company utilized the amount of $36,450 in November 2022, and no amount remained available for drawdown thereafter. In November 2023, before the sale of the vessel “P. Kikuma” (Note 6), the Company pre-paid the loan balance of $13,926, and the respective ship-owning company was released from its loan obligations. Finally, in December 2023, the Company also pre-paid the remaining outstanding loan balance of $16,676 of the vessel “P. Monterey”, and thus the loan agreement was terminated.

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

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2023 and 2022, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,000 and $10,500, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at December 31, 2023 2022, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at December 31, 2023 and 2022,  the Company was in compliance with all of its loan covenants.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The weighted average interest rate of the Company’s bank loans for 2023, 2022 and 2021, was 7.60%, 4.85% and 2.90%, respectively.

For 2023, 2022 and 2021, interest expense on long-term bank debt amounted to $9,039, $3,191 and $1,596, respectively, and is included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest on bank debt as of December 31, 2023 and 2022, amounted to $294 and $390, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at December 31, 2023, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment
Year 1	$7,533
Year 2	7,533
Year 3	7,533
Year 4	26,783
Year 5	5,835
Total	$55,217

8.	Commitments and Contingencies

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(b)  As of December 31, 2023, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of December 31, 2023, non-cancelable time charter contract are estimated at $39,506 until December 31, 2024, and at $11,788 until December 31, 2025.

(c)  The Company has entered into three shipbuilding contracts for the construction of three product/crude oil tankers of approximately 114,000 dwt each (Note 5). As of December 31, 2023, the remaining aggregate installments under the contracts for the construction of Hulls H1515, H1596 and H1597, amount to $183,453, out of which $19,454 have been paid with respect to Hulls H1596 and H1597 subsequent to the balance sheet date (Note 14).

(d)  The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit (“the Sphinx lawsuit”) commenced on October 27, 2023 in New York State Supreme Court, County of New York, by the attorneys of a current shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleges, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021 (Note 9).  The plaintiff purports to seek, among other things, a declaration that the Series C Preferred Shares held by the defendants are void and not entitled to vote; an order cancelling such Series C Preferred Shares, or, in the alternative, an order requiring the Company to issue additional Series C Preferred Shares to non-defendant common stockholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to the defendants been cancelled; and unspecified damages in an amount, if any, to be proven at trial. On January 29, 2024, the defendants filed motions to dismiss the lawsuit. Briefing on that motion is currently scheduled to conclude on April 4, 2024 (Note 14). The Company, although it cannot predict its outcome, believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

(e)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts, and as of December 31, 2023, the weighted-average remaining lease term for all lease agreements is 1.47 years. The contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $99 and $163, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2023 and 2022 balance sheets. The weighted average discount rate used for the calculation of the present value of future lease payments was 7.52%. The monthly rent cost under the existing as of December 31, 2023 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.093 as of December 31, 2023). Rent costs have been reduced for the Company during 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor was partially reimbursed for these rent payments by the state. Accordingly, rent expenses for 2023, 2022 and 2021, amounted to $89, $87 and $47, respectively, and are included in General and administrative expenses in the accompanying consolidated financial statements. The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842.  The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as December 31, 2023 and 2022 as no impairment indicators existed.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2023:

Amount
Year 1	$78
Year 2	40
Total	$118
Less imputed interest	(19)
Present value of lease liabilities	$99

Lease liabilities, current	66
Lease liabilities, non- current	33
Present value of lease liabilities	$99

9.	Changes in Capital Accounts

(a)  Company’s Preferred Stock: As of December 31, 2023 and 2022, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares, 1,200,000 have been designated Series B preferred shares, and 1,587,314 have been designated as Series C Preferred Shares (see paragraph (b) below). As of December 31, 2023, 50,726 Series B preferred shares (of liquidation preference $1,268) and 1,428,372 Series C preferred shares (of liquidation preference $35,709) were issued and outstanding. As of December 31, 2022, 136,261 Series B preferred shares (of liquidation preference $3,407) and 1,314,792 Series C preferred shares (of liquidation preference $32,870) were issued and outstanding.

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

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share was convertible at the option of the holder during the applicable conversion period, which expired on March 15, 2023, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 were acquired by Aliki Paliou through Mango (Note 4), and 28,171 were acquired by Andreas Michalopoulos.

On October 17, 2022, the Company entered into a stock purchase agreement with Mango, pursuant to which it agreed to issue to Mango in a private placement 1,314,792 shares (with aggregate liquidation preference of $32,870) of its newly-designated Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Shares”) in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement dated March 2, 2022 (Note 4) and made between the Company as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. The Company repaid on October 17, 2022 the amount of $4,930, and on October 19, 2022 the remaining amount due to the credit facility of $70, and any remaining accrued interest, and terminated the loan agreement with Mango. The transaction was approved by a special independent committee of the Company’s Board of Directors. The authorized number of Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, is 1,587,314, out of which 1,314,792 shares were issued to Mango.

The remaining Series C Preferred Shares could be issued not earlier than one year from the date of original issuance of the Series B Preferred Shares. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and the net proceeds received, after deducting commissions and other expenses, amounted to $482.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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

During 2023, a number of 57,490 Series C preferred shares, at the options of their holders, were converted to 1,064,207 common shares, calculated with an adjusted conversion price of $1.36, as discussed later.

For 2023, declared and paid dividends on Series B preferred shares amounted to $55 (or $1.00 per each Series B preferred share). For 2022, declared and paid dividends on Series B preferred shares amounted to $530 (or $0.875 per each Series B preferred share) which represented the dividends calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until December 15, 2022, out of which $411 were dividends paid to Mango for its Series B preferred shares (Note 4). As of December 31, 2023 and 2022, accrued and not paid dividends on the Series B preferred shares amounted to $2 and $7, respectively.

For 2023, declared and paid dividends on the Series C preferred shares amounted to $1,834 (or $1.25 per each Series C preferred share), out of which $1,643 were paid to Mango. For 2022, declared and paid dividends on the Series C preferred shares, which were all held by Mango, amounted to $411 (or $0.3125 per each Series C preferred share) (Note 4), and represented the dividends calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2023, and 2022, accrued and not paid dividends on the Series C preferred shares, amounted to $74 and $82, respectively (Note 4).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The Company, when assessing the accounting of the Series B preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability. The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock weighted the probabilities: a) that the Series B are not further exchanged for Preferred C shares, and b) that the Series B are converted to Series C on the applicable conversion date. The fair value of the conversion option embedded in the Series C Preferred Shares was estimated using the Black & Scholes model. Moreover, the Company’s valuation used the following assumptions: (a) stated dividend yields for the Series B preferred stock and Series C preferred stock, (b) cost of equity of 11.07%, based on the CAPM theory; (c) expected volatility of 77%, (d) risk free rate of 1.66% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $3.09 (which was the current market price as of the date of the fair value measurement) and (f) expected life of convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 11). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

Accordingly, in its assessment for the accounting of the Series C preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series C preferred shares should be classified as permanent equity rather than temporary equity or liability. The Series C preferred stock was measured as of the date of their issuance, being October 17, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $26,809. The fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock, (b) cost of equity of 10.38%, based on the CAPM theory; (c) expected volatility of 89%, (d) risk free rate of 4.23% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $0.31 (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. The Company’s valuation determined that the transaction resulted in an excess value of the Series C preferred shares of $6,944, or $5.28 per preferred share, as compared to the sum of the amount of $4,930 (being the carrying value of the amount applied by the Company as a prepayment to the loan facility with Mango) and the carrying value of the Series B preferred shares exchanged, that was transferred from the preferred Series B holders to the preferred Series C holders on the measurement date, and that that value represented a deemed dividend to the preferred Series C holders that should be deducted from the net income to arrive to the net income available to common stockholders (Note 11). The carrying value of the Series B preferred shares exchanged by Mango on the measurement date was $14,935.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, subsequent to the issuance of the Series C preferred shares, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. During 2022, the conversion price has been adjusted from $0.50 to $7.50, after the reverse stock split on November 15, 2022, and was further adjusted to $3.51, following the triggering of the down round feature in December 2022 because of the issuance of common shares through the ATM offering (as discussed below). From January 11, 2023, to January 26, 2023, because of the issuance of common shares through the ATM offering (as discussed below), the conversion price was seven times adjusted, and was gradually reduced to $2.60, and finally, on March 1, 2023, due to the registered direct offering (discussed below) the conversion price was further reduced to $1.36.  To measure the effect of the down-round feature the Company performed fair value measurements as determined through Level 3 inputs of the fair value hierarchy by applying the same methodology as per initial fair value measurement for Series C preferred stock. For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility in a range of 86.83% to 118.14% for the valuation of the instrument on the triggering dates, and (b) expected life of convertibility option of the Series C preferred shares to common shares from 1 to 5 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. In this respect, the Company determined an aggregate measurement of the down round feature of $9,809, which was accounted for as a deemed dividend that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 11).

The fair values of the Series B and Series C Preferred Shares at their issuance in 2022, as well as the fair value of the Series C Preferred Shares that were assessed on the dates of triggering of the down-round feature as discussed above, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the preferred stock requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the valuation of the preferred stock.

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

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability. The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 (which was the current market price as of the date of the fair value measurement) and (e) expected life of 5 years as at January 1, 2021. Until December 31, 2023, no stock options were exercised, and in 2021 the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying statements of operations.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(d)  Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 35,922 shares, and further approved 4,481 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vest ratably over three years from the issuance date. As of December 31, 2023, 31,441 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During 2023, 2022, and 2021 the aggregate compensation cost on restricted stock amounted to $52, $107 and $134, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2023 and 2022, the total unrecognized compensation cost relating to restricted share awards was $0 and $52, respectively.

During 2023, 2022 and 2021, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2020	6,672	$100.65
Granted	-	-
Vested	(4,432)	115.50
Forfeited or expired	-	-
Outstanding at December 31, 2021	2,240	$71.40
Granted	-	-
Vested	(1,890)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2022	350	$71.40
Granted	-	-
Vested	(350)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2023	-	$-

(e)  At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (or the “Wainwright ATM”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During 2022, a total of 35,128 common shares were issued as part of the Company’s Wainwright ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated the specific ATM agreement effective August 23, 2022.

Furthermore, on December 9, 2022, the Company entered into an At The Market Offering Agreement with Virtu Americas LLC (or the “Virtu ATM”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. During 2022, a total of 140,379 common shares were issued as part of the Company’s Virtu ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $450. From January 1, 2023 and up to February 27, 2023, when the Company terminated its Virtu ATM agreement, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $673.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(f)  Equity Offerings of 2022: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and/or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

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

The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. Following the registered direct offering of August 12, 2022 (discussed below) the July 2022 Warrants’ exercise price has been reduced to $4.75, and following the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the July 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant. Furthermore, from January 11, 2023, to January 26, 2023, the July 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering,  and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed below) their exercise price was further reduced to their floor price of $1.65.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. Further to the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the August 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant. Furthermore, from January 11, 2023, to January 26, 2023, the August 2022 Warrant’s exercise price was seven times adjusted because of the issuance of common shares through the ATM offering, and was gradually reduced to $2.60, while on March 1, 2023, due to the registered direct offering (discussed below) their exercise price was further reduced to their floor price of $1.65.

During 2023, 100,000 and 100,000 of the July 2022 and August 2022 warrants, respectively, have been exercised by their holders, generating net proceeds of $330 for the Company, while none of the June 2022 warrants had been exercised. During 2022 none of the June 2022, July 2022 and August 2022 warrants had been exercised.

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the Company’s registered offering in August 2022, the down round feature of the July 2022 Warrants was triggered. Consequently, the Company measured the value of the effect of the feature as of the August 18, 2022, being the date that the down round feature was triggered and determined an approximate measurement of the down round feature of $22 (Note 13), which was accounted for as a deemed dividend. Moreover, following the ATM offering with Virtu (discussed previously) and the registered Direct Offering of March 2023 (discussed below) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. In this respect, the Company measured the value of the effect of the feature as of the dates that the down round features were triggered, being December 12, 2022 for both the July 2022 and the August 2022 Warrants, and determined an approximate measurement of the down round feature of $192 and $902, respectively, which were accounted for as deemed dividends (Note 13). In 2023, the down round features were triggered on eight different dates, leading to a combined effect of an approximate value of $256 and $533, for the July 2022 and the August 2022 Warrants, respectively, which were accounted for as deemed dividends (Note 13). The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income to arrive to the net income available to common stockholders (Note 11). The fair values of the warrants, that were assessed on the dates of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using unobservable inputs such as historical volatility.

As of December 31, 2023, the Company had 12,279,676 common shares outstanding, all of the June 2022 warrants were outstanding, and also 1,033,333 of the July 2022 and 2,122,222 of the August 2022 warrants remained outstanding. As of December 31, 2022, the Company had 4,187,588 common shares outstanding and all the June 2022, July 2022 and August 2022 warrants remained outstanding.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(g)  Registered Direct Offering of March 2023: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A Warrants to purchase up to 3,611,400 common shares and (iii) Series B Warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A Warrant and each Series B Warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B Warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A Warrants. In particular, each Series A Warrant could become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. The alternative cashless exercise provisions were met on March 7, 2023.  The Company concluded that the Series B warrants met the criteria for equity classification while the alternative cashless exercise of the Series A Warrants, precludes the Series A Warrants from being considered indexed to the Company’s stock. In this respect, the Company recorded the Series A Warrants as noncurrent liabilities under Fair value of warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying consolidated statement of operations. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are carried at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions. At closing, the Company received proceeds of $11,438, net of placement agent’s fees and expenses, which is separately presented in line Issuance of units, common stock and warrants, net of issuance costs in the accompanying consolidated cash flows. As of the date the Company completed the registered direct offering, the Company valued the Series A Warrants using the Black-Scholes model with a fair value of $1.11 per Series A Warrant or $4,009 in aggregate, while the remaining gross proceeds of the offering amounting to $8,492 (net proceeds of $7,769) where allocated to common shares and Series B warrants with the residual value method. Issuance costs of $340 were expensed immediately in a prorated manner, taking into account the portion of the liability recorded at inception included in Interest and finance costs in the accompanying consolidated statements of operations. As of December 31, 2023, the Company received notices of alternative cashless exercises for 3,597,100 Series A Warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability. As of December 31, 2023, the Company re-valued 14,300 outstanding Series A Warrants using Black-Scholes model with a fair value of $32. The gain of $561 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period was recorded as a change in fair value of the warrant liability and is presented in “Change in fair value of the warrant’s liability” in the accompanying consolidated statements of operations and consolidated statements of cash flows. The Series A Warrants fair value as of settlement and measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The fair value of the Series A Warrants weighted the probability that the Series A Warrants are alternatively cashless exercised for common shares, while the Black & Scholes model was applied under the following assumptions: (a) expected volatility (d) risk free rate (e) market value of common stock of, which was the current market price as of the date of each fair value measurement. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters. The aggregate amount of outstanding warrants Series A and Series B as of December 31, 2023, were 14,300 and 4,167,000, respectively.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(h)  Share Buy-Back Plan: In April 2023, the Company’s Board of Directors authorized a share repurchase program (the “April 2023 Repurchase Plan”) to purchase up to an aggregate of $2,000 of the Company’s common shares. Under the April 2023 Repurchase Plan, the Company repurchased in 2023 a total of 2,222,936 common shares for total  gross proceeds of $2,000, successfully completing the April 2023 Repurchase Plan in the third quarter of 2023.

In August 2023, the Company’s Board of Directors further authorized a new share repurchase plan (the “August 2023 Repurchase Plan”) to repurchase up to $2,000 of the Company’s outstanding common shares. Under the August 2023 Repurchase Plan, the Company re-purchased 327,100 common shares for total gross proceeds of $723.

In aggregate, the Company’s net proceeds for both the April 2023 and the August 2023 Repurchase Plans were $2,749.

(i)  NASDAQ Notification: On April 18, 2023, the Company received written notification from NASDAQ, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The NASDAQ Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2).  Since then, Staff has determined that for 10 consecutive business days the closing bid price of the Company’s common shares has been at $1.00 per share or greater, and thus on August 15, 2023, the Company was notified that it regained compliance with Listing Rule 5550(a)(2).

10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2023	2022	2021
Interest expense on bank debt (Note 7)	$8,499	$3,191	$1,596
Interest expense and other fees on related party debt (Note 4)	-	277	-
Amortization of deferred financing costs on bank and related party debt	244	402	143
Other financial expenses	759	-	-
Commitment fees and other	96	96	62
Total	$9,598	$3,966	$1,801

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
11.	Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For 2023, 2022 and 2021, the Company paid aggregate dividends amounting to $1,889, $941 and $0 to its Series B and Series C preferred stockholders, while it paid zero dividends to its common stockholders. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method. For 2023, and 2022 the most dilutive method was the two-class method, considering anti-dilution sequencing as per ASC 260. For 2023, the computation of diluted earnings per share reflects i) the potential dilution from conversion of outstanding preferred convertible stock Series B and C, calculated with the “if converted” method which resulted in 24,596,069 shares, and ii) the potential dilution from the exercise of warrants Series A (either exercised during the period end or outstanding) using the treasury stock method which resulted in 452,286 shares and the deduction of $561, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. For 2022, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the “if converted” method described above and resulted in 4,597,638 shares.

For 2023, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, Class A warrants and Series B warrants considered to be out of the money, July 2022 and August 2022 warrants that were in the money, but for which no incremental shares were included in the calculation of diluted EPS considering the sequence rules of ASC 260, and the non-exercised stock options calculated with the treasury stock method. For 2022, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, Class A warrants, July 2022 and August 2022 warrants considered to be out of the money and the non-exercised stock options calculated with the treasury stock method.

For 2023, net income is significantly adjusted by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $9,809, (Note 9 (b)),  by a deemed dividend to the holders of the July and August 2022 Warrants of $789 as a result of triggering of a down-round feature (Note 9 (f)), and also by an amount of $1,889 representing dividends on Series B and Series C Preferred Stock (Note 9 (b)), to arrive at the net income attributable to common equity holders. For 2022, net income / (loss) from continuing operations is significantly adjusted by an amount of $9,271 representing deemed dividends on Series B preferred stock upon exchange of common stock (Note 9 (b)), by an amount of $6,944 representing deemed dividends on Series C preferred stock upon exchange of Series C preferred stock (Note 9 (b)), by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $5,930, (Note 9 (b)), by a deemed dividend to the holders of the July and August 2022 Warrants of $1,116 as a result of triggering of a down-round feature (Note 9 (f)), and also by an amount of $1,030 representing dividends on Series B and Series C Preferred Stock (Note 9 (b)), to arrive at the net income / (loss) attributable to common equity holders.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The following table sets forth the computation for basic and diluted earnings (losses) per share:

	2023		2022		2021
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss) from continuing operations	$69,413	$69,413	$36,300	$36,300	$(10,106)	$(10,106)
less income allocated to participating securities	(2)	(2)	(6)	(2)	-	-
less deemed dividends on Series B preferred stock upon exchange of common stock	-	-	(9,271)	(9,271)	-	-
less deemed dividends on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party	-	-	(6,944)	-	-	-
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	(9,809)	-	(5,930)	(5,930)	-	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	(789)	(789)	(1,116)	(1,116)	-	-
less dividends on preferred stock	(1,889)	(40)	(1,030)	(493)	-	-
less changes in value of warrants’ liability	-	(561)	-	-	-	-
Net income / (loss) attributable to common stockholders from continuing operations	56,924	68,021	12,003	19,488	(10,106)	(10,106)

Net income from discontinued operations	-	-	-	-	400	400

Total net income /(loss) attributable to common stockholders	56,924	68,021	12,003	19,488	(9,706)	(9,706)

Weighted average number of common shares, basic	10,491,316	10,491,316	1,850,072	1,850,072	335,086	335,086
Effect of dilutive shares	-	25,048,355	-	4,597,638	-	-
Weighted average number of common shares, diluted	10,491,316	35,539,671	1,850,072	6,447,710	335,086	335,086

Earnings / (Loss) per common share, continuing operations	$5.43	$1.91	$6.49	$3.02	$(30.16)	$(30.16)

Earnings per common share, discontinued operations	$-	$-	$-	$-	$1.19	$1.19

Earnings / (Loss) per common share, total	$5.43	$1.91	$6.49	$3.02	$(28.97)	$(28.97)

12.	Income Taxes

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
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

Based on the trading and ownership of its stock, the Company believes that it satisfied the 50% Ownership Test for its 2023 taxable year and intends to take this position on its 2023 U.S. federal income tax returns. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2023.

13.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model for the valuation of these instruments, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

During 2023, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares (as discussed above Note 9 (b)), July 2022 and August 2022 Warrants using Level 3 inputs of the fair value hierarchy, before and after the triggering of the down round features. These valuations resulted:

•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 11, 2023, of $1,539 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 12, 2023, of $447 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 13, 2023, of $39 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 19, 2023, of $250 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 20, 2023, of $486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 25, 2023, of $1,486 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of January 26, 2023, of $171 (Note 9),
•	in a deemed dividend for the Company’s Series C Preferred Shares as of March 1, 2023, of $5,391 (Note 9).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2023, the deemed dividend for the Company’s July 2022 Warrants and August 2022 Warrants that resulted from the fair value measurement of the down round features of July 2022 and August 2022 Warrants amounted to $256 and $533, respectively, both triggered similarly to Series C Preferred Shares above (Note 9).

The Company recorded gain from the Series A warrants measured on non-recurring basis at settlement dates amounting to $244, and on recurring basis as of each measurement date amounting to $317. The Series A Warrants fair value as of settlement and measurement dates per discussion above (Note 9 (g)), was determined through Level 2 inputs of the fair value hierarchy as determined by management. As of March 31, June 30, September 30 and December 31, 2023, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 1,021,800, 446,550, 14,300 and 14,300 Series A warrants, respectively, in the amount of $787, $353, $28 and $32, respectively. The Company measured on a non-recurring basis the fair value of Series A Warrants on each of the respective exercise dates as follows (please refer to Note 9(g)):

•	on March 7, 2023, 42,900 Series A Warrants in the amount of $37,
•	on March 8, 2023, 1,811,550 Series A Warrants in the amount of $1,612,
•	on March 9, 2023, 400,400 Series A Warrants in the amount of $340,
•	on March 10, 2023, 320,450 Series A Warrants in the amount of $269,
•	on March 17, 2023, 14,300 Series A Warrants in the amount of $11,
•	on June 15, 2023, 575,250 Series A Warrants in the amount of $420,
•	on August 29, 2023, 432,250 Series A Warrants in the amount of $726.

During 2022, the Company measured on a non-recuring basis its newly-issued equity instruments on their appropriate measurement dates, using Level 3 inputs of the fair value hierarchy. These valuations resulted:

•	for the Company’s Series B Preferred Shares as of January 27, 2022, which was the date of the instrument’s issuance, to a fair value of $18,030 (Note 9 (b)),
•	for the Company’s Series C Preferred Shares as of October 17, 2022, which was the date of the instrument’s issuance, to a fair value of $26,809 (Note 9 (b)).

Also, during 2022, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares, July 2022 and August 2022 Warrants, before and after the triggering of the down round features. These valuations resulted:

•	in a deemed dividend for the Company’s Series C Preferred Shares as of December 12, 2022, of $5,930 (Note 9 (b)),
•	in a deemed dividend for the Company’s July 2022 Warrants as of August 18, 2022, of $22 (Note 9 (f)),
•	in a deemed dividend for the Company’s July 2022 Warrants as of December 12, 2022, of $192 (Note 9 (f)), and
•	in a deemed dividend for the Company’s August 2022 Warrants as of December 12, 2022, of $902 (Note 9 (f)).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
14.	Subsequent Events

(a)
Payment of First Instalments for the Construction of Hulls: On January 30, 2024, the Company paid an aggregate amount of $19,454, representing the first installments for hulls H1596 and H1597, according to the terms of the shipbuilding contracts (Notes 5 and 8).

(b)
Dividend Payment to the Series B and Series C Preferred Stockholders: On March 15, 2024, the Company paid cash dividends to its Series B and Series C preferred stockholders amounting to $13 (or $0.25 per share) and $446 (or $0.3125 per share), respectively, according to the terms of each preferred stock, out of which $411 were paid to Mango (Note 4).

(c)	Legal Update: On January 29, 2024, the Company filed motions to dismiss the Sphinx lawsuit. Briefing on that motion is currently scheduled to conclude on April 4, 2024 (Note 8).