Form 20-F
period 2024-12-31
Performance Shipping Inc.
filed 2025-04-16
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 12,432,158 of the registrant’s common shares, par value $0.01, outstanding, 50,726 shares of the registrant’s Series B Convertible Cumulative Perpetual Preferred Stock outstanding and 1,423,912 shares of the registrant’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

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
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Performance Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending,” and similar expressions, terms, or phrases may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in its records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections.

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies; fluctuations in currencies and interest rates; inflation general market conditions, including fluctuations in charter rates and vessel values; changes in demand in the tanker shipping industry; changes in the supply of vessels; changes in worldwide or regional oil production, demand, consumption, and storage; changes in our operating expenses, including bunker prices, crew costs, drydocking, and insurance costs; our future operating or financial results; availability of financing and refinancing; changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, and other general corporate activities; our ability to take delivery of, integrate into our fleet, and employ any newbuilding vessels we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis; our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements; our ability to continue as a going concern; our ability to pay dividends to holders of our preferred shares and common shares; our ability to comply with additional costs, expenses and risks related to our environmental, social and governance policies; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; changes in the market for our vessels; availability of skilled workers and the related labor costs; compliance with governmental, tax, environmental, and safety regulations; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery; the impact of the Secured Overnight Financing Rate, or SOFR, on interest rates of our debt; general economic conditions and conditions in the oil industry; effects of new products and new technology in our industry; the failure of counterparties to fully perform their contracts with us; our dependence on key personnel; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties, or regulations; volatility of the price of our common shares; our incorporation under the laws of the Republic of the Marshall Islands and the different rights to relief that may be available compared to other countries, such as the United States; changes in governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof; general domestic and international political conditions or events, including “trade wars,” acts by terrorists, acts of piracy on ocean-going vessels, or other hostilities, including the war between Russia and Ukraine and Israel and Hamas, the tensions between Israel and Iran, the U.S. and China, the U.S. and the European Union, or the EU, and the North Atlantic Treaty Organization, or NATO, countries and the tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea; the outbreak, length, and severity of public health threats, epidemics and pandemics and other disease outbreaks and governmental responses thereto and any resultant impact on the demand for seaborne transportation of petroleum and other types of products and the condition of the financial markets thereafter; potential disruption of shipping routes due to accidents, labor disputes, or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our shares. The occurrence of any of the risks and events described in this section could significantly and negatively affect our business, financial condition, operating results, or the trading price of our common shares.

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

•	An increase in operating costs could adversely affect our cash flows and financial condition.
•	Increases in fuel prices may adversely affect our profits.
•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	We, or our in-house managers, may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business. In addition, labor interruptions could disrupt our business.
•
We operate our vessels worldwide and, as a result, our vessels are exposed to international risks and inherent operational risks of the tanker vessel industry, which may adversely affect our business and financial condition.

•	Political instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.
•	Outbreaks of epidemic and pandemic diseases and the related governmental responses thereto, could adversely affect our business.
•	Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Our operations may be adversely impacted by severe weather, including as a result of climate change.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation, and the market for our common shares.

•	We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.
•	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
•	Failure to comply with the FCPA could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Maritime claimants could arrest or attach one or more of our vessels, which would interrupt our business or have a negative effect on our cash flows.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•
A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

Company Specific Risk Factors

•
The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our future loan facilities.

•	Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our vessels, for which we will face substantial competition.
•	The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.
•	We may be unable to locate suitable vessels or dispose of vessels at reasonable prices, which would adversely affect our ability to operate our business.
•	Our purchasing and operating secondhand vessels, and the aging of our fleet may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
•	There is a lack of historical operating history provided with our secondhand vessel acquisitions, and profitable operation of the vessels will depend on our skill and expertise.

•	Technical innovation and technical quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
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

•	Volatility of SOFR could affect our profitability, earnings, and cash flow.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	We may be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders.
•	We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	A cyber-attack could materially disrupt our business.
•	If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.
•	Inflation could adversely affect our operating results and financial condition.
•	The IMO 2020 regulations may cause us to incur substantial costs and procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
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

•	There is no guarantee of a continuing public market for you to resell our common shares.
•	The issuance of common shares in future offerings may trigger anti-dilution provisions in our outstanding convertible securities and warrants and affect the interests of our common shareholders.
•	We cannot assure you that our board of directors will declare dividend payments on our common shares in the future or when such payment might occur.
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

•	We are a holding company, and we depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations and make dividend payments.
•	Because we are a foreign corporation you may not have the same rights or protections that a shareholder in a U.S. corporation may have.
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

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2024, the BDTI reached a high of 1,552 and a low of 860. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2024, the BCTI reached a high of 1,411 and a low of 460. Although the BDTI and BCTI were 1,101 and 676, respectively, as of April 7, 2025, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there remains uncertainty about the future impact of those events. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Currently, five of our vessels are employed on short- and medium-term time charters, and one vessel operates under pool arrangement with exposure to the prevailing robust Aframax spot rates. Changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements. A decline in charter hire rates will also likely cause the value of our vessels to decline.

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

The factors that influence demand for tanker vessel capacity include, without limitation:

•	supply of, and demand for, energy resources and oil and petroleum products;

•	oil prices;

•	competition from, and supply of, and demand for, alternative sources of energy, other shipping companies and other modes of transportation;

•	regional availability of refining capacity and inventories;

•
global and regional economic and political conditions and developments in international trade, including, “trade wars”, national oil reserve policies, fluctuations in industrial and agricultural production, wars or other armed conflicts and work stoppages, including the war in Ukraine, the war between Israel and Hamas or the Houthi crisis in or around the Red Sea, terrorist activities, trade wars, tariffs embargoes, and strikes;

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

•
increases in the production of oil in areas linked by pipelines to consuming areas, the construction or expansion of new or existing pipelines or railways or conversion of existing non-oil pipelines to oil pipelines;

•	weather, natural disasters, and other acts of God;

•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;

•	developments in international trade, including those relating to the imposition of tariffs;

•	worldwide and regional availability of refining capacity and inventories;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and

•	international sanctions, embargoes, import and export restrictions, nationalizations, and wars or other conflicts, including the ongoing war in Ukraine and between Israel and Hamas.

The factors that influence the supply of tanker vessel capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and availability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;

•	conversion of tanker vessels to other uses;

•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;

•	availability of financing for new or secondhand vessels;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping, and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design, capacity, propulsion technology and fuel consumption efficiency of vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion and weather delays;

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions; and

•	sanctions (in particular, sanctions on Russia, Iran, and Venezuela, among others).

Declines in crude oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker vessel sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are, therefore, sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development, or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations, and cash available for distribution.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.

The market supply of tanker vessels is affected by a number of factors, such as the supply of and demand for energy resources, including oil and petroleum products, the supply of and demand for seaborne transportation of such energy resources, the current and expected price for newbuildings, and the number of vessels being recycled for scrap steel, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. As of March 2025, newbuilding orders have been placed for an aggregate of approximately 14.2% of the existing global tanker fleet, with the bulk of deliveries expected during 2027. If the capacity of new tanker vessels delivered exceeds the capacity of tanker vessels being recycled for scrap steel or converted to non-trading tanker vessels, tanker vessel capacity will increase. If the supply of tanker vessel capacity increases and the demand for tanker vessel capacity decreases or does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our tanker vessels may have a material adverse effect on our results of operations, earnings, and available cash, our ability to pay dividends and our ability to comply with the covenants in our loan agreements.

The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tanker vessels available for worldwide trade. If this volatility persists, we may not be able to find profitable charters for our vessels, or other vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, ability to pay dividends, and compliance with current or future covenants with respect to any of our financing arrangements.

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

The world economy continues to face a number of challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions between Israel and Iran, tensions in and around the Red Sea, and Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics and banking crises or failures, such as the Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Outbreaks of epidemic and pandemic diseases and the related governmental responses thereto, could adversely affect our business.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Although a cease-fire declared between Israel and Hamas on January 15, 2025, heightened regional tension and renewed conflict in Gaza and Yemen developed in March 2025, which may lead to continued attacks on vessels transiting the Red Sea. If such conditions are sustained, the longer-term net impact on our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

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

In Europe, concerns regarding the possibility of sovereign debt defaults by the EU member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. The withdrawal of the United Kingdom, or UK, from the EU, or Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2024, China reported that its GDP growth rate recovered to 5.0%. Looking ahead, China’s economic growth is expected to remain steady, with forecasts projecting a GDP growth rate of around 5.0% for 2025. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have, and may continue to, turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Under the current U.S. administration, there is significant and increasing uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. In January 2025, during the initial days of President Trump’s second term, the United States announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, U.S.’s top three trade partners, and the subject countries indicated their intention to impose counter measures. On February 13, 2025, President Donald Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. On March 4, 2025, the U.S. imposed 25% tariffs on imports from Mexico and Canada and enacted an extra 10% tariff on Chinese imports, therefore doubling the previously levied tariff from February to an additional 20% on existing tariffs. In response, Canada planned to immediately impose a 25% tariff on U.S. imports, and Mexico stated that the country would also retaliate, intending to disclose plans in due time. Additionally, China announced retaliatory tariffs on U.S. agricultural goods and export restrictions to the U.S., in addition to filing a lawsuit with the World Trade Organization. On March 5, 2025, President Trump announced that cars made in North America that comply with the continent's existing free trade agreement are exempted from tariffs for a month. On March 6, 2025, President Trump announced that the U.S. will pause the 25% tariffs on U.S. imports from Mexico and Canada that are covered under a 2020 United States-Mexico-Canada Agreement, or USMCA, trade agreement until April 2, 2025. Goods that are not covered by the agreement remain subject to tariffs. On March 11, 2025, President Trump announced higher tariffs on steel and aluminum from Canada; however, hours later, reverted to previous plan to continue with the 25% tariffs on steel and aluminum products from Canada. On March 12, 2025, Canada announced new retaliatory trade duties on U.S. goods, imposing 25% counter tariffs on various goods including tools, computers and servers, and sports equipment, that took effect on March 13, 2025. Additionally, on February 26, 2025, President Trump announced a possible 25% tariff on European imports, which was imposed as of March 12, 2025. The EU announced on March 12, 2025 that it will respond with retaliatory tariffs that will take effect on U.S. products starting April 1, 2025, reinstating tariff packages form 2018 and 2020 that includes tariffs on U.S. products like whiskey and other alcoholic beverages. On March 13, 2025, President Trump posted on social media that he would place a 200% tariff on all wines, champagne and alcoholic products form the E.U. if the proposed 50% tariff on U.S. whiskey is carried out. On March 25, 2025, President Trump signed an executive order increasing tariffs to 25% for any goods from countries importing Venezuelan oil. On March 26, 2025, President Trump signed an executive order imposing 25% tariff on all automobile and automobile parts imports.

On April 2, 2025, President Trump announced new tariffs on many U.S. trading partners, including a 34% tax on imports from China, a 20% tax on products from the E.U., and a baseline 10% tax on imports from many countries. These tariffs were in addition to the previous announcements of 25% taxes on auto imports, tariffs implemented against China, Canada and Mexico, and trade penalties on steel and aluminum. The previously announced tariff rates for Canada and Mexico were to stay the same and the goods that comply with USMCA were to continue to be excluded from these tariffs. However, the 20% charge on imports from China was in addition to the 34% import tax announced. Specific products that are subject to tariffs, such as automobiles, were to be exempted from the tariffs announced, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Additional tariffs included imports from Japan being subject to a 24% tariff, and imports from South Korea being subject to a 25% tariff.

On April 9, 2025, President Trump announced a pause to tariffs on most countries for 90 days. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, President Trump further increased the tariff rate against Chinese imports to 125%. Canada and Mexico are still to be subject to tariffs as high as 25%, with goods that comply with USMCA to continue to be excluded.

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

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, deliveries of any newbuilding vessels, take advantage of business opportunities or respond to competitive pressures.

Tanker vessel values may fluctuate due to economic and technological factors, which may adversely affect our financial condition, or result in the incurrence of a loss upon disposal of a tanker vessel, impairment losses, or increases in the cost of acquiring additional tanker vessels.

Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2024, 2023, and 2022 we did not recognize any impairment losses.

Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years, the value of a ten-year-old Aframax tanker has fluctuated widely within a range of $18 million to $60 million.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include, among others, the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and increases in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders.

Increases in fuel prices may adversely affect our profits.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for crude oil and natural gas, actions by OPEC, and other oil and natural gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in 2024 as compared to 2023, fuel has been and may again become much more expensive, including as a result of reductions of carbon emissions due to new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business. Other future regulations may have a similar impact.

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

Our success will depend largely on our ability and on the ability of Performance Shipping Management Inc. (previously known as Unitized Ocean Transport Limited, or UOT), our wholly-owned subsidiary, which acts as our in-house manager, to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition. Any inability we or our in-house manager experience in the future to hire, train, and retain a sufficient number of qualified employees could impair our ability to manage, maintain, and grow our business, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

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

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas and Hezbollah, Russia and NATO tensions, U.S. and NATO tensions, China and Taiwan disputes, U.S. and China trade relations, instability between Iran and the West, hostilities between the U.S. and North Korea and the U.S. and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The ongoing war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could also result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premia have increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents, however since all our vessels are currently on time charters or pool arrangements any such increase in war premiums should be paid by our current time charterers. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. The recent outbreak of conflict in and around the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial condition and our ability to pay cash distributions to our shareholders.

Outbreaks of epidemic and pandemic diseases and the related governmental responses thereto, could adversely affect our business.

Global public health threats, influenza, and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of the novel coronavirus, or COVID-19, and its variants caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Although the incidence and severity of COVID-19 and its variants have diminished over time, restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessel or other vessels we may acquire, and ability to pay dividends may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2024 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to more than 14 million in 2023, bringing the total number of electric cars to approximately 40 million, more than six times the number from 2018. Electric car sales in the first quarter of 2024 were 3 million, up over 30% from the same quarter of 2023. This was driven mainly by China, which sold about half a million more electric cars than over the same period in 2023. IEA forecasts are for electric vehicles (“EVs”) to grow from 40 million in 2023 to 240 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 5 million barrels per day in 2030. IEA estimates that EV operations in 2019 avoided the consumption of almost 0.7 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040. Growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

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

Tropical storms, hurricanes, typhoons, and other severe marine weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations, and financial condition.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation, and the market for our common shares.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2024 and through the date of this report, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

We have four newbuilding contracts with shipyards in China. Further, from time to time, some of our vessels may be chartered to Chinese customers and, on our charterers’ instructions, our vessels may call on Chinese ports. Such contracts, charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well-publicized and may not be known to us or to our counterparties in advance of us or our counterparties becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels under construction or our operating vessels, if chartered to Chinese customers or calling to Chinese ports, and could have a material adverse impact on our business, financial condition, and results of operations.

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

Failure to comply with the FCPA could result in fines, criminal penalties, and an adverse effect on our business.

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

Maritime claimants could arrest or attach one or more our vessels, which could interrupt our business or have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.

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

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port.  Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance. For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale and leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the 6 vessels we currently operate, none were constructed in China. However, our four newbuilding vessels are under construction at Chinese shipyards. Further, we have already entered into, and we may enter in the future into additional sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into further contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for vessels to be constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact.  However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red have an uncertain impact on the supply and demand for tankers. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2024, we had $47.7 million outstanding under our loan facilities and were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facilities could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

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

The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the war between Russia and Ukraine or the resulting sanctions, which could adversely affect their ability to perform. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

We currently have contracts for four newbuilding vessels and we may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

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

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we, nor our in-house manager, will conduct any historical financial due diligence process at times when we acquire vessels. Accordingly, neither we, nor our in-house manager, will obtain the historical operating data for any secondhand vessels we may acquire in the future from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

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

Aliki Paliou may be deemed to beneficially own 1,314,792 Series C Preferred Shares, and through the beneficial ownership of such Series C Preferred Shares currently controls approximately 88% of the voting power of our capital stock. As a result, Ms. Paliou has the power to exert considerable influence over our actions through her ability to control the outcome of any matter submitted to a vote of our shareholders, including the election of our directors and other significant corporate actions. The Series C Preferred Shares bear superior voting rights to our common shares, are entitled to vote on all matters on which our shareholders are entitled to vote, and are convertible into our common shares. The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders and, as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition, and results of operations, and the trading price of our common shares. For additional information regarding the terms of our Series C Preferred Shares, please see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein.

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

We, and our former Chief Executive Officer, were defendants in a purported class action lawsuit brought in 2017 which was dismissed in November 2024. The lawsuit alleged violations of the Securities Exchange Act of 1934, as amended. In addition, we, our Chief Executive Officer, the Chairperson of the Board, five former directors of the Board, and two entities affiliated with our Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, alleging, among other things, violations of fiduciary duties by the named defendants in connection with the exchange offer commenced in December 2021. In August 2024, that lawsuit was dismissed, and the plaintiff filed a substantially similar complaint in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. For more information see “Item 8. Financial information—Legal Proceedings.”

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

The majority of our facility agreements and sale and leaseback agreements bear floating rate interest linked either to SOFR or Term SOFR. An increase in SOFR would affect the amount of interest payable under our existing debt agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2024 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

We may be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders.

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

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we may be deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

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

We may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group of P&I Clubs, or the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world’s commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Amounts we may be required to pay as a result of such calls will be unavailable for other purposes.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. The Marshall Islands has passed an act, or the Implementation Act, implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Implementation Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breaches of or significant interruption or failure of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect or disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

Additionally, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches and, therefore, it is difficult to assess the likelihood of such threat and any potential impact at this time.

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the “IMO 2020 Regulations”). Under this global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% (as compared to the former regulations specifying a maximum of 3.50% sulfur content) in an effort to reduce the emission of sulfur oxide into the atmosphere.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes (of which there are around forty five in the world thus far), carbon taxes, increased efficiency standards, and incentives, or mandates for renewable energy. In July 2023, the IMO adopted a strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term Green House Gas, or GHG, reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026: 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. Maritime is to be allocated 78.4 million emissions allowances.  If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms and transparent emissions reporting procedures. However, the cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances. We have registered under the EU ETS regime and have accordingly opened a Maritime Operator Holding Account ready for the submission of allowances in September 2025. We have calculated the allowances required for the year 2024, but anticipate that our vessels will continue to make calls in European ports during 2025. The voyages for which we will be required to surrender allowances are primarily undertaken by our charterers, and as such we are currently unable to determine our liability under EU ETS beyond 2024.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to, or comply with, investor, lender, or other evolving industry shareholder expectations and standards, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules, set forth in Release No. 33-11275, would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. In addition, the final rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. These rules were challenged in federal court and in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On March 27, 2025, the SEC determined to end its defense of the rules in the ongoing litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards on or after September 8, 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. Vessels are required to meet the D-2 standard by installing an approved Ballast Water Management System, or BWMS. BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Amendments to the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. All of our vessels have installed approved ballast water management systems.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs, which may adversely affect our profitability.

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

Under our vessel management agreements with Performance Shipping Management Inc., our in-house manager, is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions, and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity, and war risk. Our in-house manager currently maintains hull and machinery coverage in an amount at least equal to the vessels’ market value. Our in-house manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that Performance Shipping Management Inc. will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

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

The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $60 million in 2024 to a low level of $18 million in 2016. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations, and the cost of newbuildings. We believe that our vessels’ current aggregate market value will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2024, and as of the date of this annual report.

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

During the period from January 1, 2024 to April 14, 2025, the trading price of our common shares has ranged from an intra-day high of $2.58 on June 3, 2024 to an intra-day low of $1.31 on April 8 and 9, 2025.

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

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and its variants, and the governmental responses thereto, the war in Ukraine and between Israel and Hamas, and general economic, market, or political conditions, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. This market and share price volatility has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

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

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 common shares, of which 12,432,158 shares were issued and outstanding as of April 14, 2025.

As of April 14, 2025, 1,423,912 of our Series C Preferred Shares were issued and outstanding. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares equal to the Series C Preferred Share liquidation preference of $25.00 divided by a conversion price equal to $1.3576 (subject to adjustment from time to time). The conversion price is subject to customary adjustments, including for any stock splits, reverse stock splits or stock dividends, and will also be adjusted to equal the lowest price at which common shares are sold by us in any registered offering, provided that such adjusted conversion price shall not be less than $0.50. For additional information regarding the terms of our issued and outstanding Series C Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.” We may offer and sell our common shares or securities convertible into our common shares from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common shares could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common shares or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common shares. The issuance of such additional common shares would also result in the dilution of the ownership interests of our existing shareholders.

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

In addition, we may be obligated to issue pursuant to the terms of outstanding convertible securities, options, or warrants, as of April 14, 2025:

•	any common shares issuable pursuant to the exercise of conversion rights under our Series C Preferred Shares, of which 1,423,912 shares are currently outstanding;

•	8,000 common shares issuable upon the exercise of outstanding options exercisable at a price range between $150.00 and $450.00 per share, for a term expiring January 1, 2026;

•	up to 567,366 common shares issuable upon the exercise of our Class A Warrants (at an exercise price of $15.75 per share as of March 26, 2024) which expire in January 2028;

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

•	up to 4,097,000 common shares that may be issued upon the exercise of the Series B Warrants (at an exercise price of $2.25 per share as of March 26, 2024) which expire in March 2028.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million, and net income of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements, or other listing standards in the future. A decline in the closing price of our common shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could commence. We have received in the past, and most recently received on April 18, 2023, a written notification from The Nasdaq Stock Market LLC, indicating that because the closing bid price of our common shares for the previous 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. With respect to the most recent such notification, we regained compliance on August 15, 2023 as a result of the closing price of our common shares being $1.00 or greater for ten consecutive trading days.

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

While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments in the future. If declared, our variable quarterly dividend is expected to be paid each February, May, August, and November and will be subject to reserves for the replacement of our vessels, scheduled drydocking of our vessels, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs, as well as the requirements of Marshall Islands law, among other factors. In addition, any credit facility that we may enter into in the future may include restrictions on our ability to pay dividends.

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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws, and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was a removed from the list of non-cooperative jurisdictions that same year. In February 2023, the Republic of the Marshall Islands was added again to the list of non-cooperative jurisdictions, for lacking in the enforcement of economic substance requirement, and was subsequently removed again from the list in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of subsidiaries are organized in the Republic of the Marshall Islands. The Marshall Islands have enacted economic substance regulations relating to, inter alia, shipping business activities, with which we could be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or being struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the E.U. will once again add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, (ii) what actions the Republic of the Marshall Islands may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands, or (iv) how E.U. banks or other counterparties will react while we, or any of our subsidiaries, remain as entities organized and existing under the laws of the Republic of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by a separate wholly owned subsidiary. Performance Shipping Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 8.1 to this annual report. We maintain our principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 216 600 2400. Our agent and authorized representative in the United States is our wholly owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC and amended to change the name of the company to Performance Shipping USA LLC as of November 20, 2020, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. Our website is http://www.pshipping.com/. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically with the SEC at http://www.sec.gov. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

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

On February 13, 2023, we notified our Series B preferred stockholders that pursuant to the effective registration statement on Form F-3 that we filed with the SEC on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares were converted to 171,070 Series C preferred shares, and we collected gross proceeds of $0.6 million.

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

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a 114,000 DWT LNG ready LR2 Aframax product/crude oil tanker for a gross contract price of $63.3 million. We expect to take delivery of the vessel (Hull 1515) in the third quarter of 2025.

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

In August 2023, our board of directors authorized a new share repurchase plan (the “August 2023 Repurchase Plan”) to repurchase up to $2.0 million of our outstanding common shares. As of its expiration on August 31, 2024, 327,100 common shares were repurchased for a total amount of approximately $0.7 million under the August 2023 Repurchase Plan.

On September 29, 2023, 100,000 of the July 2022 Warrants and 100,000 of the August 2022 Warrants were exercised by their holders, generating net proceeds of $0.3 million for us.

On October 11, 2023, Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), launched a cash tender offer to purchase from all of our outstanding common shares and associated preferred stock purchase rights issued pursuant to our Stockholders’ Rights Agreement (the “Rights” and, together with the common shares, the “Shares”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023, and as further amended and (b) the related revised Notice of Guaranteed Delivery and the related revised Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO filed with the SEC on October 11, 2023, as amended) (the “Offer”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on July 31, 2025.

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

On December 18, 2023, we entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, for a purchase price of $64.845 million per vessel, payable in instalments, net of third-party commission. The vessels (Hulls 1596 and 1597) are expected to be delivered in the third quarter of 2025 and in the first quarter of 2026, respectively.

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

On April 30, 2024, we entered into a shipbuilding contract with Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a scrubber fitted 75,000 DWT LR1 chemical/product oil tanker for a gross contract price of $56.5 million, with an option for the final purchase price to be reduced to $54.1 million, should certain technical conditions exist at delivery. We expect to take delivery of the vessel (Hull 1624) in the first quarter of 2027.

On July 16, 2024, we entered into a sale and leaseback agreement with an unaffiliated Japanese third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals $44.3 million and, as part of this agreement, the vessel was sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7,132 per day and a balloon payment of approximately $23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On October 24, 2024, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals approximately US$45.39 million. As part of this agreement, the vessel was sold and then chartered back on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments at a fixed rate of US$211,500 plus a variable rate calculated monthly at an implied interest rate of SOFR plus 2.1% per annum. Additionally, a balloon payment of approximately $20 million payable together with the last installment for the repurchase of the vessel. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On December 17, 2024, the re-election of Aliki Paliou as a Class II Director was approved by the requisite vote at our 2024 Annual Meeting.

During 2024, 4,460 Series C Preferred Shares were converted at the option of their holders into 82,482 common shares, calculated with an adjusted conversion price of $1.3576.

During 2024, 70,000 of the Series B Warrants were exercised by their holders, generating net proceeds of $0.2 million for us.

Recent Developments

Effective January 2025, our fleet manager, Unitized Ocean Transport Limited has been renamed to Performance Shipping Management Inc.

On March 5, 2025, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals $45 million and, as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $6,850 per day and a balloon payment of approximately $25 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.05% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On March 13, 2025, we entered into a Memorandum of Agreement to sell the 2011-built, 105,400 dwt Aframax tanker vessel, P. Yanbu, to an unaffiliated third party for a gross sale price of $39 million. The vessel was delivered to her new owner on March 24, 2025.

On April 7, 2025, we announced that we entered into a forward sale and exclusivity agreement with an unaffiliated third party, based on which the buyers are granted exclusive rights to submit a bid for the conversion of the vessel P. Sophia, in an auction for the provision of a Floating Production Storage and Offloading (FPSO) vessel for charter to a national oil company (the “Offshore Project”). If the buyer is awarded the Offshore Project by the expiration of the auction on April 5, 2026, the buyer will purchase the P. Sophia, for a gross sale price of $36.05 million. Additionally, if the vessel is delivered to the buyer on or before September 30, 2025, the gross sale price will be increased by $1.0 million.

B.	Business Overview

We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our fleet consists of six Aframax tanker vessels with a combined carrying capacity of 630,519 DWT and a weighted average age of approximately 13.9 years. Additionally, we expect to take delivery of two newbuild LR2/Aframax tanker vessels in the third quarter of 2025, one newbuild LR2 Aframax product/crude oil tanker vessel in January 2026, and one newbuild eco-design LR1 tanker in the first quarter of 2027. Founded in January 2010, our business initially focused on the ownership of container vessels. Over time, we have transitioned to a purely tanker fleet, successfully exiting the containership sector in August 2020.

During 2024, 2023 and 2022, we had a fleet utilization of 99.2%, 98.7% and 96.8% respectively, our vessels achieved a daily time charter equivalent rate of $32,954, $36,954 and $29,579, respectively, and we generated revenues from our vessels of $87.5 million, $108.9 million and $75.1 million, respectively.

Set forth below is summary information concerning our operating fleet as of April 14, 2025.

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

Management of Our Fleet

The business of Performance Shipping Inc. is the ownership of vessels. Performance Shipping Inc. wholly owns, directly or indirectly, the subsidiaries which own the vessels that comprise our fleet. The holding company sets the general overall direction for the company and interfaces with various financial markets. The day-to-day commercial and technical management of our fleet, as well as the provision of administrative services relating to our fleet’s operations, have been carried out since March 1, 2013, by Performance Shipping Management Inc. (ex Unitized Ocean Transport Limited), our in-house fleet manager. Pursuant to an Administrative Services Agreement, we pay our in-house fleet manager a fixed monthly administrative fee of $10,000 in exchange for providing us with accounting, administrative, financial reporting, and other services necessary for the operation of our business. In addition, in exchange for providing us with day-to-day commercial and technical services, we pay our fleet manager a commission of 2.00% of our gross revenues, a fixed management fee of $15,000 per month for each vessel in operation, and a fixed monthly fee of $7,500 for any vessels under construction or laid-up. For as long as part of the management services were assigned to third-party managers (see below), we paid to our fleet manager a reduced monthly management fee within the range of $1,000 to $5,000, and a commission of 1.00% or 2.00% of our gross revenues, depending on the level of involvement of the third-party managers. Furthermore, for as long as our vessels are chartered under pool arrangements, our fleet manager receives no commission on the vessels’ gross revenues. All management fees and commissions payable to our fleet manager are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

Business Strategy

Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:

Fleet

Modern, High Specification Fleet. We intend to operate a fleet of modern, high specification tanker vessels that include high cargo-carrying capacity and competitive fuel efficiency. We believe these features will be commercially attractive to charterers because the high specifications will result in cost-effective vessels with increased flexibility, and we expect these factors will, in turn, maximize our vessels’ utilization rates. We believe that owning a versatile, modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver, and enables us to secure employment with high-quality counterparties. The four vessels in our newbuilding program will significantly reduce our fleet age profile and will be equipped with scrubbers and water ballast treatment systems, will feature the latest high-specification engines and comply with stringent emission requirements. Our decision to acquire these three identical LR2 Aframax “sister” vessels, along with our first LR1 chemical/product oil tanker, reflects our focus on fuel efficiency and our commitment to participate in the energy transition. As we grow our fleet, we intend to continue acquiring secondhand vessels built in well-established shipyards in South Korea, Japan, and China with high specifications and fuel efficiency standards. Depending on market conditions, we may continue to opportunistically purchase newbuild vessels equipped with the latest high specification engines and meeting the stringent emission requirements, which will be constructed in large and reputable shipyards and will result in an even more modern and highly competitive fleet composition.

Growing Sector Presence. While we cannot assure you that we will do so, we intend to grow our fleet over time primarily through selective acquisitions of vessels. This will increase our market presence and enhance our attractiveness to charterers and other customers, including major oil companies, oil traders, and refineries. We believe that by expanding our fleet, we will gain a significant presence in the tanker vessel market, enabling us to offer customers greater flexibility and a higher level of service while achieving greater efficiencies through economies of scale and enhanced vessel utilization.

Continuous Fleet Renewal. We are focused on renewing our fleet as our vessels age. We plan to acquire younger vessels as we dispose of our older ones to continuously renew and replace our fleet. We expect that this will, in part, be funded through our mandatory debt repayments and replacement reserves and will enable us to maintain a fleet of modern, high-specification tankers.

Secondhand Acquisitions and Construction. We expect to grow our fleet primarily through selective acquisitions of secondhand tanker vessels from unaffiliated third parties and through entering into newbuilding contracts. We may also acquire vessels upon their delivery from the shipyard. During 2023 and 2024, we entered into four shipbuilding contracts for the construction of an eco-design LR1, and three LR2 tanker vessels, which we expect to take gradually delivery of from the third quarter 2025 to the first quarter of 2027. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the seaborne transportation of crude oil and refined petroleum products, changes in trading patterns, the cash flow currently earned and our expectation of future cash flows to be earned by the target vessel relative to its value, as well as its condition and technical specifications.

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

Commercial

Balanced Fleet Deployment. Our commercial policy comprises of i) spot exposure, often through pool arrangements, via voyage charters and short-term time charters with a duration of less than 12 months and ii) period exposure via medium to long term charters with a duration of up to 60 months. When available, we will also consider entering hybrid contracts such as time charters with a fixed floor rate and profit-sharing participation in the spot market. Our commercial policy should provide us and our shareholders to with less exposure to cyclical fluctuations in charter rates. Still, the spot market is very volatile, and our strategy will also expose us and our shareholders to periods when spot rates decline below the cash breakeven level of our fleet. In line with our strategy, our current fleet of tankers operate and are expected to operate under voyage charters and through pool arrangements and period time charters.

Established Commercial Relationships. We expect to capitalize on our commercial and technical management team’s long-standing relationships with leading charterers including Aramco Trading Company, Marathon Maritime Company, Exxon Mobil, and AET Tankers. We believe that our experienced management team will assist us in securing employment for our vessels and will provide us with an established and diverse customer base in both western and eastern geographical basins. Following their delivery to us, we expect all our vessels to be acceptable for business by one or more major oil companies, oil traders, and refineries based on their inspections of our vessels and their review of our operational procedures.

Financial

Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that maintaining a level of indebtedness at or below our target policy will enable us to operate effectively in adverse market conditions. On December 31, 2024, our outstanding debt was $47.7million, we held approximately $71.3 million in cash and cash equivalents (including restricted cash of $1.0 million), and our ratio of net debt to the value of our fleet was approximately -8%%. However, despite our current negative net leverage, the possible new debt financing, which is expected to be used to partially fund the construction costs of our newbuilding vessels and will be incurred at the time of the vessels’ delivery to us, may increase our net debt-to-market value of our fleet, at or above our target level.

Equity Capital Reliance. Depending on market conditions, we may partially rely on follow-on offerings of common shares to fund the acquisition of additional vessels. Consistent with our low leverage strategy, we may enter into new credit agreements or access the public or private debt markets to fund the remaining portion of these acquisitions. The issuance of common shares to expand our fleet may generally increase our market capitalization and boost trading activity for our common shares, but there can be no assurances that such increases will occur or be sustained. In addition, our potential reliance on follow-on offerings of our common shares may significantly dilute existing shareholders.

Governance

In-House Management. We wholly own, directly or indirectly, the subsidiaries that own the vessels comprising our fleet. Our executive management team’s responsibilities include working to ensure the implementation of our business strategy, general corporate oversight, interfacing with financial markets, and supervising the day-to-day commercial and technical management teams. The day-to-day commercial and technical management of our fleet, and the provision of administrative services relating to the fleet’s operations, is carried out by our wholly owned subsidiary company, Performance Shipping Management Inc. (ex Unitized Ocean Transport Limited), our fleet manager. For accounting and administrative purposes only, in exchange for providing us with commercial and technical services, we pay to our fleet manager  certain fees and commissions. These amounts are considered inter-company transactions and are, therefore, eliminated from our consolidated financial statements.

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

Our Customers

Our customers include national, regional, and international companies, such as ST Shipping Transport, Aramco Trading Company, Marathon Shipping, Exxon Mobil, AET Tankers and Maersk Tankers. In 2024, four of our charterers accounted for 80% of our revenues: ST Shipping Transport (26%), Aramco Trading Company (16%), Marathon Maritime Company (16%) and Maersk Tankers (ex Penfield Tankers (Aframax) LLC) (22%). In 2023, four of our charterers accounted for 84% of our revenues: ST Shipping Transport (28%), Aramco Trading Company (11%), Signal Maritime Aframax Pool LTD (13%) and Penfield Tankers (Aframax) LLC (32%). In 2022, two of our charterers accounted for 59% of our revenues: Signal Maritime Aframax Pool LTD (41%) and Penfield Tankers (Aframax) LLC (18%). We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels’ employment.

The Tanker Shipping Industry

The oil tanker shipping industry constitutes a vital link in the global energy supply chain, in which tanker vessels play a critical role by carrying large quantities of crude oil. The rationale behind this is that only tanker vessels can efficiently and economically carry crude oil from one continent to the other and across the oceans. The shipping of crude oil is the only transportation method that implies the lower cost per oil barrel compared to other methods, such as pipelines.

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

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tanker vessels are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean, and Asia.

Tanker Newbuilding Prices

The factors which influence new-build prices include ship type, shipyard capacity, demand for ships, “berth cover”, i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.

Tanker Secondhand Prices

Second-hand vessel prices are primarily influenced by trends in the supply and demand for vessel capacity. During extended periods of high demand, indicated by elevated charter rates, secondhand vessel values tend to appreciate. Conversely, during periods of low demand, reflected by lower charter rates, vessel values tend to decline. Vessel values are also influenced by age, specifications and the replacement cost (new-build price) of vessels up to five years old.

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

Our vessels are subject to both scheduled and unscheduled inspections by a range of governmental and private entities. These include local port authorities, national authorities such as Port State Control or the U.S. Coast Guard (“USCG”), harbormasters, classification societies, flag state administrations, and, notably, charterers who conduct their own assessments through terminal inspections and the SIRE 2.0 inspection regime.

SIRE 2.0, launched globally in Q4 2024 by the Oil Companies International Marine Forum, is the next-generation Ship Inspection Report Programme. It replaces the legacy SIRE model with a risk-based, real-time digital inspection process tailored to each vessel's operational and technical profile. Inspections are conducted by specially trained and accredited inspectors using a dynamic Vessel Inspection Questionnaire via tablet-based technology. The system aims to enhance safety, transparency, and environmental compliance across oil, chemical, and gas tanker operations.

Compliance with inspection standards requires the Company to maintain all necessary permits, licenses, certificates, and other operational authorizations. Failure to meet these requirements may result in increased costs, delays, or the temporary suspension of vessel operations.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious future marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

Since 2014, the IMO’s Marine Environmental Protection Committee, or the MEPC, amendments to Annex I Condition Assessment Scheme, or “CAS.” have require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. Amendments to the ESP Code addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers will become effective July 1, 2024.

Air Emissions

Annex VI to MARPOL addresses air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone-depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO’s Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Emission Control Areas (“ECAs”) are designated maritime zones where stricter limits on sulfur oxide (SOx) emissions apply. Since January 1, 2015, vessels operating within an ECA have been prohibited from using fuel with a sulfur content exceeding 0.10% m/m. Annex VI of the MARPOL Convention outlines procedures for designating new ECAs and sets the applicable sulfur standards.

Currently, the IMO has designated four ECAs: (i) the Baltic Sea, (ii) the North Sea, (iii) the North American area, and (iv) the United States Caribbean Sea area. In December 2022, the MEPC adopted a resolution establishing the entire Mediterranean Sea as a new ECA. These rules entered into force on May 1, 2024, though vessels operating in the Mediterranean ECA are exempt from the 0.10% sulfur standard until July 1, 2025.

Further amendments adopted at MEPC 82 designate the Canadian Arctic and the Norwegian Sea as ECAs, with enforcement beginning March 1, 2026. Vessels operating in these zones will be subject to enhanced emission control requirements, which may lead to increased fuel costs and capital expenditures, particularly due to the use of low-sulfur fuel or emission abatement technologies.

Additionally, some coastal regions in China have implemented local sulfur emission restrictions that may exceed international standards. If additional ECAs are approved by the IMO, or if stricter emissions rules are adopted by the U.S. Environmental Protection Agency (“EPA”) or relevant U.S. states, the Company may face material increases in compliance costs, including those related to retrofitting, fuel sourcing, or operational adjustments.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained Energy Efficiency Existing Ship Index (“EEXI”), carbon intensity indicator (“CII”) and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American and U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, the Baltic Sea area, Western European waters and the Norwegian Sea), came into effect in January 2021. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further herein. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. Pursuant to MPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all newbuild ships built are required to be 30% more energy-efficient than those built-in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments will go into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, to reduce the carbon intensity of international shipping. The requirements include (1) a technical requirement with the goal of reducing carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect January 1, 2023, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime have to have a CII rating of C or above in order to be compliant. Ships that have a CII rating of D for three consecutive years or E, are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements became effective in January 1, 2023. We have conducted a thorough baseline evaluation of the current CII ratings of all vessels in the fleet. This includes analyzing historical data on fuel consumption, distances traveled, and cargo loads. We will use it to set clear performance improvement targets for each vessel based on their baseline CII ratings. To achieve this the Company is currently investigating technologies to install advanced performance monitoring systems on vessels to collect real-time data on fuel consumption, speed, and emissions. We will use this data to optimize operational efficiency and track progress toward CII targets. We are also cooperating with the vessel’s charterers and commercial operators to implement speed optimization strategies, considering weather routing to reduce fuel consumption while maintaining operational schedules, and collaborating with industry partners to share best practices.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include a methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

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

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. BWMSs, which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved per IMO Guidelines (Regulation D-3). Under the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved per BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. MEPC 72’s amendments to the BWM Convention requires all ships to meet the D-2 standard The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in 2022, and other amendments concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service, or before an International Anti-fouling System Certificate is issued for the first time and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which includes controls on the biocide cybutryne; Ships shall not apply or reapply anti-fouling systems containing cybutryne from January 1, 2023.

All of our vessels have obtained Anti-fouling System Certificates per the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels has a valid Safety Management Certificate (“SMC”) per ISM Code, a document issued to the vessel which signifies that the Company and its shipboard management operate under the approved Management System. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect if any, such regulations might have on our operations.

United States Regulations

General

Newly elected President Donald Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 2023, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation), for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE amended the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA permits individual U.S. states to adopt their own liability regimes for oil pollution incidents occurring within their jurisdiction, provided that such regimes meet or exceed the minimum liability thresholds established under OPA. Several coastal states have enacted laws that impose strict liability for the discharge of oil or hazardous substances, including removal costs and natural resource damage. In certain jurisdictions, these laws may be more stringent than federal requirements and, in some cases, impose unlimited liability for pollution within state waters. However, not all states have issued implementing regulations that clearly define vessel owners’ responsibilities under these provisions.

To address this regulatory complexity, the Company has established a comprehensive Management System that outlines key operational procedures and compliance protocols to ensure adherence to all applicable federal and state environmental laws in the ports where its vessels operate.

We currently maintain pollution liability coverage insurance for $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in each state, some of which regulate emissions resulting from vessel loading and unloading operations, which may affect our vessels. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective on September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers further to review the definition of WOTUS further to the U.S. Supreme Court’s interpretation and undertake a rulemaking process to revise the definition of WOTUS. During the rulemaking process, the EPA advised it would provide guidance implementing the pre-2015 definition of WOTUS.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Currently USCG ballast water management regulations adopted under NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military non-recreational vessels at least 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from 2021, and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including personnel, data management systems, cost recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy-efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, to facilitate early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU-flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on 26 February 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

International Labour Organization

The International Labour Organization, a specialized agency of the United Nations, adopted the Maritime Labour Convention, 2006 (“MLC 2006”) to establish minimum standards for the working and living conditions of seafarers. The MLC 2006 applies to all ships of 500 gross tonnage or more that are engaged in international voyages or fly the flag of a ratifying Member State and operate between ports in different countries. To demonstrate compliance, affected vessels must carry both a Maritime Labour Certificate and a Declaration of Maritime Labour Compliance, issued following inspection and approval by the vessel’s flag state. The Company has implemented a comprehensive Management System that establishes working and living standards for all seafarers onboard, which exceed the minimum requirements of the MLC 2006. As of the date of this report, all Company vessels have been issued valid MLC Certificates by their respective flag states. The MLC 2006 has been subject to periodic updates, with the most recent amendments entering into force on December 23, 2024, addressing issues such as access to drinking water, internet connectivity, repatriation costs, and protections during public health emergencies.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and according to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on the reduction of greenhouse gas emissions from ships was approved. Following this roadmap, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (i) decline of carbon intensity through further improvement of the energy efficiency for new ships; (ii) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (iii) uptake of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (iv) to reach net-zero GHG emission by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. The latter could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in the EU, China, Japan and Singapore. UK too is consulting on introducing a UK based emissions trading scheme to apply from 2026 for ships above 5000GT but for domestic voyages only (i.e voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

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

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support the implementation of the amendments.

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

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and Arabian Sea areas and the West Africa area, including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. The Company incurs additional costs in implementing enhanced vessel security measures in accordance with Best Management Practices to Deter Piracy, including those outlined in the latest industry edition issued in March 2025. These measures include compliance with recommended protocols for high-risk areas, and may also involve physical hardening of vessels as per additional security protocols required by charterers.

Inspection by Classification Societies

Every commercial vessel must be classed by a classification society recognized by its country of registry and member of the International Association of Classification Societies, or IACS. The classification society certifies that a vessel is constructed to specific structural standards and carries out regular surveys throughout the vessel’s service life to ensure continuing compliance with the standards. The Classification Certificate issued is required to enable the vessel’s owner to register the ship and to obtain Marine Insurance on the ship. Commercially, it is required to be produced before a vessel’s entry into ports or waterways and is of interest to Charterers and potential Buyers. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by IACS recognized Classification Societies (e.g., Bureau Veritas, Lloyd’s Register of Shipping).

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses including injury or death of crew, passengers, and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, wreck removal, and salvage, towing and other related costs. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

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

D.	Property, Plants and Equipment

Our in-house fleet manager, Performance Shipping Management Inc., rents our office space from unrelated third parties and owns office furniture and equipment.

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

We have historically chartered our vessels to customers primarily through short-term and medium-term time charters, on spot voyages and pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. For vessels operating in pooling arrangements, we earn a portion of total revenues generated by the pool, net of expenses incurred by the pool. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers for the arrangement of the relevant charter and have historically paid for a limited period of time management fees and commissions to third-party managers.

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

•
Time Charter Equivalent (“TCE”) rates. We define TCE rates as revenue (voyage, time-charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

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

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Ownership days	2,562	2,901	2,069
Available days	2,525	2,830	2,039
Operating days	2,506	2,793	1,974
Fleet utilization	99.2%	98.7%	96.8%
Time charter equivalent (TCE) rate	$32,954	$36,954	$29,579
Daily operating expenses	$7,712	$7,537	$6,683

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	$87,445	$108,938	$75,173
Less voyage expenses	$(4,237)	$(4,358)	$(14,861)
Voyage and time charter equivalent rates	$83,208	$104,580	$60,312
Available days	2,525	2,830	2,039
Time charter equivalent (TCE) rate	$32,954	$36,954	$29,579

Revenue

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

We have paid commissions ranging from 0% to 2.5% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and historically, we typically pay address commissions from 0% to 3.75% to our charterers. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract. Our in-house fleet manager, Performance Shipping Management Inc. (ex Unitized Ocean Transport Limited), our wholly owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, global epidemic and pandemic disruptions, inflationary pressures or the war in Ukraine and other global conflicts, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our fleet manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our fleet manager by comparing actual vessel operating expenses with the operating expense budget for each vessel.

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

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2025, we expect our general and administrative expenses to remain relatively stable, as these expenses are largely fixed and not significantly impacted by changes in our fleet size. However, if inflation rates rise, we anticipate  an increase in these expenses.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2024, our aggregate outstanding debt amounted to $47.7 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Interest Income

Interest earned on cash and cash equivalents and restricted cash constitutes our interest income, which is separately presented in the consolidated statement of operations. For 2025, we expect our interest income to remain relatively constant, should we maintain our current level of cash balances, and assuming that the interest rates remain approximately the same.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past, and we may in the future, acquire vessels with existing time charters. When a vessel has been under a voyage charter, it is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel under the seller to continue as the first charterer of the vessel under the buyer. In most cases, when a vessel is under a time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take, among other things, the following steps before the vessel is ready to commence operations:

•	obtain the charterer’s consent for us to become the new owner;

•	obtain the charterer’s consent for the appointment of a new technical manager;

•	obtain the charterer’s consent for reflagging of the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

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

Our Fleet - Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Estimates and Policies” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2024, 2023 and 2022, we did not record any impairment charge.

Based on: (i) the carrying value of each of our vessels as of December 31, 2024 plus the carrying value of any unamortized dry docking cost; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2024, the aggregate carrying value of all of our vessels at the time exceeded their aggregate charter-free market values by approximately $88.5 million, and also there were no individual vessels whose charter-free market value was below its book value.

Based on: (i) the carrying value of each of our vessels as of December 31, 2023 plus the carrying value of any unamortized dry docking cost; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2023, the aggregate carrying value of all of our vessels exceeded their aggregate charter-free market values by approximately $98.7 million, and also there were no individual vessels whose charter-free market value was below its book value.

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

				Carrying Value of vessels; net book value, unamortized drydock cost (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2024	At December 31, 2023
1.	Blue Moon	104,623	2011	$23.7	$25.4
2.	Briolette	104,588	2011	$23.6	$25.3
3.	P. Yanbu	105,391	2011	$17.7	$18.8
4.	P. Sophia	105,071	2009	$24.8	$25.2
5.	P. Aliki	105,304	2010	$31.6	$34.0
6.	P. Monterey	105,525	2011	$30.8	$32.9
7.	P. Long Beach	105,408	2013	$39.8	$42.3
Total Carrying Value				$192.0	$203.9

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

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares and of the Warrants that were assessed on the date of triggering of their down-round feature, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using unobservable inputs. Determining the fair value of the equity instruments requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of the preferred stock. For the estimation of the fair values of the Series C Preferred Stock, we used the Black & Scholes and the discounted cash flow model, as applicable, and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility and expected life of convertibility option. Indicatively, the expected volatility used in our various valuations during the year for the fair value measurement of our Series C Preferred Stock fluctuated in a range from 86.83% to 118.14% from January 2023 to December 2023, depending, as applicable, on the expected life of convertibility option which fluctuated between 1 and 5 years in the non-recurring fair value measurements performed during the year. As part of the methodology used to estimate the fair values of these equity instruments, and specifically the value of the embedded convertibility option, which is perpetual in nature, the Company applied moneyness scenarios. Based on these moneyness scenarios, it performed an analysis of the option deltas using different assumed expected life of the convertibility option (term) and equivalent (same term) historical volatilities of the Company’s stock price to determine the most appropriate term and volatility inputs for the Black & Scholes option pricing formula. The Company selected the most appropriate term and volatility inputs based on these moneyness scenarios considering the probability that the option will be in the money and thus will be exercised. Therefore, the significant unobservable inputs of the fair value measurement, such as the expected life of the convertibility option (term) and (same term) historical volatility, are determined by applying the option moneyness scenarios and therefore are considered highly interdependent. For example, applying a higher volatility input without altering the expected life of the convertibility option (term) would increase the probability that the option will be exercised and would indicate that a shorter equivalent term should be applied to measure the fair value of the instrument. On the other hand, applying a longer-term input without altering the volatility would increase the probability that the option will be exercised and would indicate that a lower volatility should be applied to measure the fair value of the instrument. As such, the specific assumptions are deemed as complex in nature and highly sensitive, affecting the Company’s earnings per share.

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

Impairment of Long-lived Assets

We follow ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We review vessels for impairment whenever events or changes in circumstances (such as market conditions, the economic outlook, technological, regulatory and environmental developments, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized dry-dock costs, we evaluate the vessel for an impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. We determine the fair value of our vessels based on assumptions, by making use of available market data and taking into consideration third-party valuations. We evaluate the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans, and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. We also take into account factors such as the vessels’ age and employment prospects under the then current market conditions, and determine the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering our recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate. Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in our exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with our historical performance since the acquisition of our tanker vessels, peers’ historical performance, and our expectations for future fleet utilization under our fleet employment strategy. For 2024, 2023 and 2022, we assessed that there were no indications for potential impairment of any of our vessels.

RESULTS OF OPERATIONS

Year ended December 31, 2024, compared to the year ended December 31, 2023

Results of Operations
	For the Years Ended December 31,
	2024	2023	variation	% change
	in millions of U.S. dollars
Revenue	$87.5	$108.9	$(21.4)	(19.7)%
Voyage expenses	$(4.2)	$(4.4)	$0.2	(4.5)%
Vessel operating expenses	$(19.8)	$(21.9)	$2.1	(9.6)%
Depreciation and amortization of deferred charges	$(13.4)	$(14.8)	$1.4	(9.5)%
General and administrative expenses	$(8.3)	$(8.0)	$(0.3)	3.8%
Gain on vessels’ sale	$0.0	$15.7	$(15.7)	(100)%
Interest and finance costs	$(1.4)	$(9.6)	$8.2	(85.4)%
Loss from debt extinguishment	$0.0	$(0.4)	$0.4	100%
Interest income	$3.3	$3.3	$0	0%
Changes in fair value of warrants’ liability	$0.0	$0.6	$(0.6)	(100)%
Net income	$43.7	$69.4	$(25.7)	(37.0)%

Net Income. Net income for 2024 amounted to $43.7 million, compared to a net income of $69.4 million in 2023. The income of the year ended December 31, 2024, was lower as compared to 2023, mainly because of reduced ownership days after the sale of the vessel P. Kikuma in late 2023, which also resulted in a gain on sale of $15.7 million, included in 2023 statements of operations.

Revenues. Revenues for 2024 amounted to $87.5 million, compared to $108.9 million in 2023. In 2024, revenues decreased mainly as a result of reduced ownership days after the sale of the vessel P. Kikuma in late 2023, and partially due to lower TCE rates achieved in 2024. On average, the TCE’s achieved by our tanker vessels amounted to $32,954 in 2024 and $36,954 in 2023.

Voyage Expenses. Voyage expenses for 2024 amounted to $4.2 million, compared to $4.4 million in 2023. Voyage expenses mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease in voyage expenses in 2024 compared to 2023 was mainly attributable to lower commissions, as commissions are a percentage on revenues and follow their trend, and also due to reduced bunkers and port expenses as a result of lighter exposure to spot voyages in 2024 as compared to 2023.

Vessel Operating Expenses. Vessel operating expenses for 2024 amounted to $19.8 million, compared to $21.9 million in 2023, and mainly consist of crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The decrease in operating expenses is attributable to reduced ownership days in 2024, and was partially offset by increased daily operating crew costs and environmental costs. On an average basis, daily operating expenses for our vessels increased during the year ($7,712 in 2024, as compared to $7,537 in 2023).

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges in 2024 amounted to $13.4 million, compared to $14.8 million in 2023, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our vessels. The decrease in 2024 mainly attributable to decreased depreciation expense, as a result of the sale of the vessel P. Kikuma in late 2023, while the dry-dock amortization remained almost unaltered across the years 2023-2024.

General and Administrative Expenses. General and administrative expenses for 2024 amounted to $8.3 million, compared to $8.0 million in 2023, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to the increase in the costs associated with the Sphinx lawsuit, and partially to the increase in our legal fees. These increases were counterbalanced by decreased salaries and bonuses, and also lower consultancy fees.

Gain on Vessel’s Sale. During 2024, there have been no vessels’ disposals, while in 2023 there was a gain on sale of $15.7 million, which related to the sale of the vessel P. Kikuma.

Interest and Finance Costs. Interest and finance costs for 2024 amounted to $1.4 million, compared to $9.6 million in 2023, and includes the interest expense on our bank loans, and imputed interest capitalized for our four newbuilding vessels. The decrease of interest and finance costs in 2024 is attributable to the decrease  in our average debt following the full repayment of our indebtedness to Piraeus Bank during 2023 contributed to the lower costs, and also to the decrease in our loan interest rates, as our weighted average interest rate in 2024 was 6.91%, compared to 7.60% in 2023. Imputed interest, capitalized, increased to $2.4 million in 2024 from $0.5 million in 2023, as in 2024 we paid additional installments for all our four newbuilding vessels.

Loss from Debt Extinguishment. Loss from debt extinguishment for 2023 amounted to $0.4 million, while there was no such loss in 2024.  Loss from debt extinguishment in 2023 related to the write off of the unamortized financing costs of our loans with Piraeus Bank, which were fully repaid in 2023.

Changes in Fair Value of Warrants’ Liability. Changes in fair value of warrant’s liability for 2024 was negligible, while for 2023 they amounted to $0.6 million and represent the subsequent changes in the fair values of our Series A Warrants, which were classified as non-current liabilities on our consolidated balance sheets.

Interest Income. Interest income for 2024 and 2023 amounted to $3.3 million and $3.3 million respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents. The interest income remained at the same levels in 2024 and 2023.

Year ended December 31, 2023, compared to the year ended December 31, 2022

Please refer to our annual report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 28, 2024.

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

During the COVD-19 pandemic, global financial markets, including financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn. More recently, the war between Russia and Ukraine and resulting sanctions have disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

As of December 31, 2024 and 2023, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $64.0 million and $64.6 million, respectively. Management monitors the Company’s liquidity position to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Our loan facilities require that we maintain a minimum liquidity balance (compensating cash balance) and a certain level of restricted cash throughout the life of the loans. Currently, and in the short- and long-term, our primary sources of funds are and are expected to be available cash, cash from operations, proceeds from long-term debt and proceeds from equity offerings, or a combination of those. Our primary liquidity needs in the short- and long-term are expected to include debt amortization, capital expenditures for the acquisition of new vessels, and the payment of preferred dividends. We believe that our working capital will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the period presented in the financial statements included in this report, and that these sources of funds which we anticipate being available to us will be sufficient to meet our long-term liquidity needs. For the upcoming 12 months from the date of this annual report, we expect to drawdown approximately $134.6 million under our sale and leaseback agreements, and we are obligated to make debt payments of $7.5 million in the aggregate under the terms of our existing loan facilities, payments under our sale and leaseback agreements of our newbuilding vessels of $3.2 million, and dividends of $1.9 million in the aggregate will accrue on our outstanding Series B Preferred Shares and Series C Preferred Shares, assuming that the number of our Series B Preferred Shares and Series C Preferred Shares remained unaltered, and that such dividends are paid in cash. Installment payments under the shipbuilding contracts we entered into on March 7, 2023 and December 18, 2023 are tied to specific construction milestones, the timing of which is uncertain. With respect to the shipbuilding contract of Hull 1515 that we entered into in March 2023, we paid the first installment of $9.5 million in April 2023, and further paid an instalment of $6.3 million in August 2024, and an instalment of $6.3 million in February 2025. We will further pay 10% of the vessel’s purchase price at the milestone of launching of the vessel, and the remaining 55% of the purchase price is payable upon the vessel’s delivery. With respect to the shipbuilding contract of the Hull 1596 that we entered into in December 2023, in January and October 2024, we paid the first and second installments of the purchase price in the amounts of $9.7 million and $6.5 million, respectively, and we will additionally pay 10% of the purchase price at each of the milestones of keel laying, and launching of the vessel, and the remaining 55% of the purchase price is payable upon the delivery of the vessel. With respect to the shipbuilding contract of the Hull 1597 that we entered into in December 2023, in January 2024 and February 2025 we paid the first and second installments of the purchase price in the amounts of $9.7 million and $6.5 million, respectively, and we will additionally pay 10% of the purchase price at each of the milestones of keel laying, and launching of the vessel, and the remaining 55% of the purchase price is payable upon the delivery of the vessel. As regards to the shipbuilding contract of the Hull 1624 that we entered into in April 2024, in June 2024 we paid the first installment of the purchase price in the amount of $8.5 million, and we will additionally pay 10% of the purchase price at each of the milestones of steel cutting, keel laying, and launching of the vessel, and the remaining 55% of the purchase price is payable upon the delivery of the vessel. For additional information on the amortization of our long-term debt obligations, see “—Loan Facilities.” For information on our future capital expenditures, see “—Capital Expenditures.” In order to meet our liquidity needs, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

Cash Flow

As of December 31, 2024, cash and cash equivalents amounted to $71.3 million (including restricted cash of $1.0 million and compensating cash balances of $10.0 million), compared to $68.3 million (including restricted cash of $1.0 million and compensating cash balances of $10.0 million) for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2024 amounted to $59.9 million. Net cash provided by operating activities in 2023 amounted to $68.0 million. Net cash provided by operating activities in 2022 amounted to $33.8 million. Cash from operations in 2024 decreased compared to 2023, mainly due to reduced ownership days of our fleet and to slightly lower TCE, as compared to 2023. Cash from operations in 2023 increased compared to 2022, mainly due to the higher revenues generated during 2023 as a result of the recovery market conditions in the tankers’ shipping industry which are depicted in the higher TCE achieved by the Company, as compared to 2022.

Net Cash (Used in) / Provided by Investing Activities

Net cash used in investing activities in 2024 was $47.4 million and consists of $47.2 million that we paid as advances and other capitalized costs for our newbuildings, $0.2 million that we paid for vessels’ improvement costs mainly relating to Panama canal fittings on one of our vessels, and $17 thousand we paid for equipment additions.

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

Net Cash (Used in) /  Provided by / Financing Activities

Net cash used in financing activities in 2024 was $9.4 million and consists of $7.5 million of bank loan repayments, $0.2 million proceeds from the exercise of warrants, $1.8 million that we paid as cash dividends to our preferred shareholders, and $0.2 million of payments of financing costs.

Net cash used in financing activities in 2023 was $65.1 million and consists of $75.4 million of bank loan repayments, $2.1 million of bank loan proceeds, $11.4 million net proceeds from the issuance of units, common shares and warrants, $0.3 million proceeds from the exercise of warrants, $0.5 million proceeds from the issuance of preferred shares, $0.7 million net proceeds from the issuance of common shares under our ATM program, $2.8 million that we paid for the repurchase of our common shares and $1.9 million that we paid as cash dividends to our preferred shareholders.

Net cash provided by financing activities in 2022 was $109.3 million and consists of $5 million of related parties loans proceeds, $108.6 million of bank loan proceeds, $70 thousands of repayments of related party loans, $30.3 million of bank loan repayments, $26.1 million proceeds from issuance of common shares, $1.8 million proceed from issuance of common shares under our ATM program, $0.9 million that we paid for the repurchase of our common shares and $0.9 million that we paid as cash dividends to our shareholders.

Loan Facilities and Sale – Leaseback Agreements

As of December 31, 2024, we had $47.7 million of long-term debt outstanding under our bank loan facilities. As of April 15, 2025, we had $45.8 million aggregate amount of indebtedness outstanding under our bank loan facilities.

As of December 31, 2023, we had $55.2 million of long-term debt outstanding under our bank loan facilities.

As of December 31, 2024 and 2023, and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Our loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and currently bear variable interest at SOFR plus a fixed margin ranging from 0.65% to 2.60%. Their maturities fall due from November 2027 to August 2028. As of December 31, 2024, all our loans were collateralized by four out of our seven tanker vessels. For a description of our loan facilities, please see Note 7 to our annual consolidated financial statements included elsewhere in this annual report.

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

On December 23, 2019, we, through the “Initial Borrowers” and one new wholly owned subsidiary (collectively “the Borrowers”), entered into the first amendment and restatement loan agreement with Nordea for a senior secured term loan facility of up to $47.0 million. The purpose of the amended agreement was to provide additional financing of up to $14.0 million for the acquisition of the tanker vessel P. Fos, and in all other respects included identical terms to the initial agreement of July 2019, or the Initial Agreement. On January 22, 2020, we drew down the amount of $14.0 million to support the acquisition of the vessel P. Fos, whose delivery took place on January 27, 2020.

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

As of December 31, 2024, the outstanding balance on the Nordea RCF was $15.8million.

Alpha Bank S.A.:

In November 2022, we, through our vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18.3 million, or the “P. Aliki” loan. The maximum loan amount was drawn down upon the vessel’s delivery to us in November 2022. As of December 31, 2024, the outstanding balance on the “P. Aliki” loan was $14.3 million.

In December 2022, we, through our vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22.0 million, or the “P. Long Beach” loan. The maximum loan amount was drawn down upon the vessel’s delivery to us in December 2022. As of December 31, 2024, the outstanding balance on the “P. Long Beach” loan was $17.6 million.

In April 2024, we agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. We can, at our option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as we have not received from the lenders any notice for an event of default, and may, at our option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of December 31, 2024, we had placed in Alpha Bank’s collateral accounts the aggregate amount of $31.9 million, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in our consolidated balance sheets.

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

In November 2021, Piraeus Bank provided their consent for a reduction of our minimum liquidity requirement from $9.0 million to $5.0 million, with an effective date on and from December 31, 2021 through September 30, 2022, and effective October 1, 2022, the respective clause was reinstated to its initial requirements.

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

Sale-Leaseback Agreements:

On July 16, 2024, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals $44.3 million and as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7,132 per day and a balloon payment of approximately $23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On October 24, 2024, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals approximately US$45.39 million. As part of this agreement, the vessel will be sold and then chartered back on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments at a fixed rate of US$211,500 plus a variable rate calculated monthly at an implied interest rate of SOFR plus 2.1% per annum. Additionally, a balloon payment of approximately $20 million payable together with the last installment for the repurchase of the vessel. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On March 5, 2025, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR2 Aframax tanker vessels. The bareboat financing amount totals $45 million and as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $6,850 per day and a balloon payment of approximately $25 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.05% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•	Minimum cash liquidity. As of December 31, 2024 and 2023, the maximum compensating cash balance required under our loan agreements amounted to $10.0 million and $10.0 million, respectively.

Our loan facilities also contain undertakings limiting or restricting us from, among other things:

•	Effecting dividend distributions following the occurrence of an event of default.

•	Effecting certain changes in shareholdings.

Our secured loan facilities are generally secured by, among other things:

•	A parent guarantee by Performance Shipping Inc.

•	First priority mortgages over the financed tanker vessels.

•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.

•	Pledge over the borrowers’ shares and over their earnings accounts.

•	Undertakings by the vessels’ managers.

As of December 31, 2024, and the date of this report, we were in compliance with all of our loan covenants.

Capital Expenditures

Our future capital expenditures relate to the purchase of vessels, building of vessels and vessel upgrades. Our primary sources of funds will be available cash, cash from operations, proceeds from long-term debt and equity contributions from shareholders, or a combination of those.

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) has a gross contract price of $63.3 million and we expect to take delivery of it in the third quarter 2025. The purchase price of the newbuilding is payable in five instalments, with the first one at the signing of the contract at $9.5 million, the second, third and fourth at $6.3 million each at each of the milestones of steel cutting, keel laying, and launching of the vessel, and the final instalment for the balance of the amount or $34.9 million at the delivery of the vessel.

On December 18, 2023, we further entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, at a gross purchase price of $64.8 million per vessel. The two vessels (Hulls 1596 and 1597) are expected to be delivered in the third quarter 2025 and first quarter 2026, respectively. The purchase price for each newbuilding is payable in instalments as follows: 15% of the purchase price is payable upon receipt of a refund guarantee; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price is payable upon the delivery of the vessels.

Finally, on April 30, 2024, we entered into a shipbuilding contract with Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a scrubber fitted 75,000 DWT LR1 chemical/product oil tanker for a gross contract price of $56.5 million. We expect to take delivery of the vessel (Hull 1624) in the first quarter of 2027. The gross purchase price of the newbuilding is payable in five instalments, with the first one at the signing of the contract at $8.4 million, the second, third and fourth at $5.7 million each at each of the milestones of steel cutting, keel laying, and launching of the vessel, and the final instalment for the balance of the amount or $31.0 million at the delivery of the vessel. The final purchase price may be reduced to $54.1 million, should certain technical conditions exist at delivery.

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

C.	Research and Development, Patents and Licenses, etc.

From time to time, we incur expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are capitalized to vessel’s cost upon such vessel’s acquisition or expensed, if the vessel is not acquired, however, historically, such expenses were not material.

D.	Trend Information

Tanker Shipping Market

Global crude oil demand increased by 0.8% in 2024 and is currently projected to rise at a similar rate by 1.0% in 2025 (104.1 million barrels per day), while seaborne crude oil trade is expected to grow by 1.6% in 2025 (39.7 million barrels per day) driven by an expected recovery in OPEC+ oil production.

Market conditions across the crude oil tanker sector appear balanced for 2025, as crude tanker dwt demand is projected to grow by 1.3% while the crude tanker fleet is projected to grow marginally by 0.8%. Geopolitical events, such as the ongoing conflict between Russia and Ukraine and the reported missile attacks to vessels operating in the Red Sea area have had a positive impact on ton mile demand growth as in both cases the disruptions have resulted in significant shifts in crude oil trade patterns towards longer-haul destinations, thus supporting tanker charter rates and ton-mile demand. Nevertheless, the broader implications of such geopolitical events, combined with the uncertainty surrounding tighter sanctions, remain challenging factors, with their long-term impact on the tanker markets yet to be determined.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2024 was a daily TCE rate of $44,487. This compares to an estimated daily TCE rate of $56,827 in 2023.

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

Impact of War in Ukraine and other global conflicts

Furthermore, the ongoing war between Russia and the Ukraine has amplified volatility in the tanker market, disrupting supply chains and causing instability in the global economy. The United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict in Ukraine could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom. As of December 31, 2024, and during the year ended December 31, 2024, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

Set forth below are the names, ages, and positions of our directors and executive officers. Our board of directors consists of five members elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal, or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

Name	Age	Position
Andreas Michalopoulos	54	Class I Director, Chief Executive Officer and Secretary
Loïsa Ranunkel	47	Class I Director
Aliki Paliou	49	Class II Director and Chairperson of the Board
Alex Papageorgiou	53	Class III Director
Mihalis Boutaris	50	Class III Director
Anthony Argyropoulos	60	Chief Financial Officer

The term of the Class I directors expires in 2026, the term of the Class II directors expires in 2027, and the term of the Class III directors expires in 2025.

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

Mihalis Boutaris serves as an independent Director of the Company, as a member of our Audit Committee, and as a member of our Compensation Committee as of the 2022 annual meeting of shareholders. As a 5th-generation winemaker, he is the vice-president of Kir-Yianni and the secretary of the Yiannis Boutaris Foundation. He has worked for wineries in California, Chile, France, and Greece. In 2006 Mihalis joined BCG as an associate and grew his track record by managing clean-tech joint ventures including eco-friendly biopesticides, hydroelectric energy, and a pilot project of Motor Oil Hellas in concentrated solar power. In 2011 he moved to Shanghai to establish XiGu, a pioneering fine wine estate in Northwest China, while growing Greek exports in Asia Pacific. In 2019 he became an advisor to the Innovation Office of NCSR “Demokritos” in Athens. A year later he also founded Athroa, a venture studio backed by private investors & BigPi, one of the leading deep-tech VCs in Greece, that commercialized several patents by inventors in Greece and beyond. He graduated from Harvard with a BA in philosophy and from UCDavis with a MSc in horticulture. He has served in the Greek Marine Corps and co-founded Arcturos, a wildlife NGO.

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

For 2024, the aggregate fees and bonuses of our executive officers amounted to $1.5 million.

During 2024, our non-executive directors received annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairperson of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $10,000 annually, and other committee members received an additional $5,000 annually. In addition, on October 12, 2023, a special committee was formed in connection with the tender offer commenced by Sphinx Investments Corp. and any related matters, the members of which will receive $10,000 annually and the chairman $20,000 annually. We do not have a retirement plan for our officers or directors. For 2024, fees, bonuses and expenses to non-executive directors amounted to $0.3 million.

On January 1, 2021, we granted to Anthony Argyropoulos, our Chief Financial Officer, stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. As of December 31, 2024, and as of the date of this annual report, no stock options have been exercised.

In 2024, compensation costs relating to the aggregate amount of stock option awards amounted to $Nil. In addition, in 2024, compensation costs relating to restricted stock awards that were issued in prior years were $Nil.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or a change in capitalization or any other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

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

Committees of our Board of Directors

Our Audit Committee, comprised of two members of our board of directors, is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be “independent” under Nasdaq rules and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Alex Papageorgiou serves as the Chairman of the Audit Committee. We believe that Alex Papageorgiou qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mihalis Boutaris serves as a member of our Audit Committee.

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

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2024, 2023, and 2022.

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Shoreside	34	30	30
Seafaring	177	179	197
Total	211	209	227

E.	Share Ownership

With respect to the total amount of common shares owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common shares of which we are aware as of April 14, 2025, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name	Number of Common Shares	Percentage Owned (1)
Mango Shipping Corp. (2)(4)	24,312,859	66.2%
Mitzela Corp.(3)(4)	1,042,272	7.7%
Sphinx Investment Corp.(5)	1,033,859	8.3%
All officers and directors as a group	25,363,131	67.1%

(1) Percentages based on 12,432,158 common shares outstanding as of April 14, 2025.
(2) This information is derived from Amendment No. 1 to Schedule 13D jointly filed with the SEC on September 1, 2023 by Mango Shipping Corp. and Aliki Paliou. Aliki Paliou, the Chairperson of our board of directors, owns and controls Mango Shipping Corp. As a result, Aliki Paliou may be deemed to beneficially own shares held by Mango Shipping. Mango Shipping acquired 156,803 common shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022) from Taracan Investments S.A. (“Taracan”), a Marshall Islands corporation ultimately beneficially owned by Symeon Palios, our Chairman of the Board until the 2022 annual shareholders meeting and former Chief Executive Officer, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Symeon Palios. Subsequently, also on September 29, 2020, Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to Aliki Paliou. We conducted an exchange offer, pursuant to which we offered to exchange issued and outstanding Common Shares for newly issued shares of our Series B Convertible Cumulative Perpetual Preferred Stock, which closed on January 27, 2022. Pursuant to the Exchange Offer, Mango Shipping exchanged 156,523 Common Shares (as adjusted after the effectiveness of the reverse stock splits of November 2, 2020 and of November 15, 2022), representing the majority of the Common Shares beneficially owned by Mango Shipping at that time, for Series B Preferred Shares at an exchange ratio of 0.28 Series B Preferred Shares per Common Share. On October 17, 2022, we entered into a stock purchase agreement with Mango Shipping, pursuant to which we agreed to issue to Mango Shipping in a private placement 1,314,792 shares of our newly-designated Series C Preferred Shares in exchange for, in part, all 657,396 Series B Preferred Shares held by Mango Shipping. See “Related Party Transactions” for a description of the private placement transaction with Mango Shipping. Mango Shipping beneficially owns 1,314,792 Series C Preferred Shares, or approximately 92% of the outstanding Series C Preferred Shares as of the date of this report. The Series C Preferred Shares carry superior voting rights. For a description of the rights of the Series C Preferred Shares, see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

(3) This information is derived from a Schedule 13D jointly filed with the SEC on September 1, 2023 by Mitzela Corp. and Andreas Michalopoulos. Andreas Michalopoulos, our Chief Executive Officer, Director and Secretary, owns and controls Mitzela Corp. As a result, Andreas Michalopoulos may be deemed to beneficially own shares held by Mitzela Corp. Mitzela Corp. beneficially owns 56,342 Series C Preferred Shares, or approximately 4% of the outstanding Series C Preferred Shares as of the date of this report.
(4) Aliki Paliou may be deemed to beneficially own 24,312,579 common shares through Mango Shipping Corp. issuable upon conversion of Series C Preferred Shares. Andreas Michalopoulos may be deemed to beneficially own 1,041,852 common shares through Mitzela Corp. issuable upon conversion of Series C Preferred Shares. Additionally, Aliki Paliou may be deemed to beneficially own 280 restricted common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 420 restricted common shares through Mitzela Corp. Anthony Argyropoulos, our Chief Financial Officer, holds stock options to purchase up to 8,000 of our common shares, which stock options we granted to Anthony Argyropoulos as stock-based remuneration. The stock options are exercisable at a price range between $150.00 and $450.00 per share, for a term of five years. Anthony Argyropoulos does not directly own any of our common shares. All other officers and directors each own 0% of our outstanding common shares.
(5) This information is derived from an Amendment No. 15 to Schedule 13D jointly filed with the SEC on February 5, 2025 by Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company owned by Mr. George Economou.

In the normal course of business, there have been institutional investors that buy and sell our shares, and significant changes in the percentage ownership of such investors has occurred, as reflected in beneficial ownership reports filed with the SEC.

As of April 14, 2025, we had 8 shareholders of record, 1 of which was located in the United States, 1 of which was CEDE & CO., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 12,430,363 of our common shares, representing 99.9% of our outstanding common shares. CEDE & CO. is the sole record shareholder of our Class B Preferred Shares and Class C Preferred Shares. We believe that the shares held by CEDE & CO. include shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Pure Brokerage and Shipping Corp.

Pure Brokerage and Shipping Corp., or Pure, a company controlled by Aliki Paliou, our Chairperson of the board of directors, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee of $3,000 for each of our owned tanker vessels. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract, and may also receive sale and purchase brokerage commissions of 1.0% per transaction. For 2024, commissions and brokerage fees paid to Pure Brokerage amounted to $1.1 million and $0.3 million, respectively.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Between October 23, 2017, and December 15, 2017, three largely similar lawsuits were filed against the Company and three of its executive officers. On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York (“Eastern District”). The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017 and October 3, 2017. On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District. The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between January 26, 2017, and October 3, 2017. On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District. The complaint was brought as a purported class action lawsuit on behalf of a putative class consisting of purchasers of common shares of the Company between June 9, 2016, and October 3, 2017. The complaints named as defendants, among others, the Company and three of its executive officers. The complaints asserted claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934. On April 30, 2018, the Court consolidated the three lawsuits into the first-filed Robinson lawsuit, appointed lead plaintiffs and approved lead plaintiffs’ selection of lead plaintiffs’ counsel. On July 13, 2018, lead plaintiffs filed a consolidated amended complaint (superseding the three initial complaints). On September 21, 2018, the defendants filed a motion to dismiss the lawsuit. Briefing on that motion was concluded on November 30, 2018. On May 28, 2020, prior to any ruling on that motion, lead plaintiffs filed a superseding second amended complaint. On July 22, 2020, the defendants filed a motion to dismiss the second amended complaint. Briefing on that motion concluded on October 9, 2020. On October 1, 2021, prior to any ruling on that motion, lead plaintiffs filed a superseding third amended complaint. On October 15, 2021, the defendants filed a motion to dismiss the third amended complaint. Briefing on that motion concluded on November 5, 2021. This lawsuit was voluntarily dismissed by the plaintiffs in November 2024.

The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, by a purported shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleged, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021. In January 2024, the defendants filed motions to dismiss the lawsuit. In August 2024, the Supreme Court of the State of New York granted the Company’s motions to dismiss the litigation filed by Sphinx on October 27, 2023, on the basis that New York lacked personal jurisdiction over the defendants. Subsequently, in August 2024, Sphinx initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. The complaint filed in the High Court is substantially similar to the complaint previously filed in New York. The defendants filed motions to dismiss the complaint in the High Court of the Republic of the Marshall Islands. The parties have completed briefing on those motions to dismiss. The Company, although it cannot predict its outcome, believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

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

Dividend Policy

Our board of directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend to our common shareholders. While we have declared and paid cash dividends on our common shares in the past, there can be no assurance that our board of directors will declare dividend payments on common shares in the future. If declared, the quarterly dividend is expected to be paid each February, May, August and November and will be subject to reserves for the replacement of our vessels, scheduled dry-dockings, intermediate and special surveys, dividends to holders of our preferred shares, if paid in cash, and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

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

The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this annual report or (ii) were entered into not more than two years before the filing date of this annual report. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party. We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our loan facilities and sale and leaseback agreements, “Item 4. Information on the Company—B. Business Overview” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our agreements with our related parties and “Item 6. Directors, Senior Management, and Employees—B. Compensation” for a discussion of our 2015 Equity Incentive Plan.

D.	Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material Marshall Islands and U.S. federal income tax considerations of the ownership and disposition by a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, who may be subject to special rules such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of the Company’s equity. This discussion deals only with holders who hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

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

Publicly-Traded Test

In order to satisfy the Publicly-Traded Test, our common shares must be primarily and regularly traded on one or more established securities markets. The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are “primarily traded” on the Nasdaq Capital Market, which is an established securities market.

Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.”

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the trading frequency test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the trading volume test. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the “Five Percent Override Rule.”

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

We believe that we did not satisfy the Publicly-Traded Test during our 2024 taxable year.

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

We believe that we satisfied the 50% Ownership Test for our 2024 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we were exempt from U.S. federal income tax under Section 883 of the Code during our 2024 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

On the basis of the foregoing, we do not believe that we were a PFIC in 2024, and do not anticipate becoming a PFIC in the near future.

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

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “Taxation of U.S. Holders Making a Timely QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

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

If you sell your common shares through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption.

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

I.	Subsidiary information

Not Applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest SOFR plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2024 interest rates would have resulted in interest expenses of $0.6 million. As of December 31, 2024, we had $47.7 million of debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the global epidemic and pandemic outbreak and the war in Ukraine and resulting sanctions which have disrupted supply chains and caused instability in the energy markets and the global economy, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2024, and 2023 we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur approximately half of our general and administrative expenses (around 60% in 2024 and 46% in 2023) and have historically incurred a significant portion of our operating expenses (around 14% in 2024 and 15% in 2023) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

While we have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Because during 2024 and 2023, our Euro expenses represented 9% and 6%, respectively of our revenues, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Pursuant to the Stockholders’ Rights Agreement dated December 20, 2021, each common share includes one preferred stock purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series A Participating Preferred Stock if any third party acquires beneficial ownership of 10% or more of our common shares without the approval of our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders’ Rights Agreement.”

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024, is effective.

c) Attestation Report of the Registered Public Accounting Firm

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

a) Audit Fees

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., have billed us for audit services.

In 2024 and 2023, audit fees amounted to €189,000 or about $205,254 and €183,750 or about $200,000, respectively, at the then-prevailing exchange rates, and related to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

In 2023, Ernst & Young (Hellas) Certified Auditors Accountants S.A., also billed us for services provided for the Company’s registration statements, which amounted €43,050 or about $46,313, respectively, at the then-prevailing exchange rates. In 2024, no such fees existed.

b) Audit-Related Fees

In 2024 and 2023, no fees under this category existed.

c) Tax Fees

In 2024 and 2023, Ernst &Young LLP, have also billed us for tax services provided for the Company’s earnings and profits calculations, which amounted to $9,250 and $9,000 in each of the respective years.

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

We believe that cybersecurity is fundamental to our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis, and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever‐changing cybersecurity landscape and continual emergence of new cybersecurity threats, our senior management team ensures that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk‐based controls to protect our information, our information systems, our business operations, and our vessels.

Risk Management and Strategy

The safe and efficient operation of our business—including, but not limited to, billing, disbursements, accounting, vessel scheduling, and vessel operations—depends on computer hardware and software systems. These information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry‐accepted security measures and technology to securely maintain confidential and proprietary information on our information systems.

Our processes for assessing, identifying, and managing material risks from cybersecurity threats include:

•	Periodic discussion and assessment of perceived material cybersecurity risks.
•	Internal and external system assessments, such as penetration and vulnerability testing.
•	System protection measures, such as email filtering and access management.
•	Regular threat monitoring, both against the Company and against other companies in the industry.
•	Incident response procedures, for identification, reporting, and remediation.
•	Analysis of cybersecurity incidents and results of security operations monitoring.
•	Regular employee training.
•	Procedures designed to assist in complying with mandatory data protection legislation.
•	The existence and periodic review of internal cybersecurity policies.

We also have processes to oversee and identify cybersecurity risks from threats associated with our use of other service providers. More specifically, we periodically discuss with our key third‐party managers the technical and organizational measures in place for cybersecurity. In terms of Software as a Service providers, we monitor the relevant IT security measures through receiving and assessing third‐party assurance reports as well as protect against potential risk factors from them. The results of these processes are taken into consideration in our annual risk assessment process, during which we identify mitigating actions and new security initiatives.

Governance

Our Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee is informed periodically regarding the status of initiatives undertaken by the IT department and internal auditors and other relevant functions to further reduce cybersecurity risk.

The key individuals responsible for the overall assessment and management of material risks from cybersecurity threats include the head of our IT (who possesses approximately 20 years of experience with informational technology and cybersecurity risk management) and our or internal auditor, who brings extensive regulatory, risk assessment, and organizational experience to the oversight of our internal processes.

This leadership team receives information regarding the monitoring, prevention, detection, mitigation, and remediation of cybersecurity incidents and proceeds with necessary actions such as:

•	Updating relevant policies and procedures.
•	Implementing additional technical and organizational measures to reduce the level of cyber risk.
•	Engaging specialized third‐party service providers.
•	Assessing the materiality and determining disclosure obligations in the event of a cybersecurity incident.
•	Reporting to senior management.

Incident Management and Reporting

As part of our cybersecurity risk management system, our incident management teams track and log privacy and security incidents across our Company, including our vessels, to remediate and resolve any such incidents. All incidents are reviewed regularly to determine whether further escalation is appropriate. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management, who then consult with our Audit Committee. We consult with our outside counsel as appropriate, including on materiality analysis and disclosure matters, and our senior management makes the final materiality determinations and disclosure and other compliance decisions. Our senior management apprises our independent public accounting firm of matters and any relevant developments.

Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to senior management on an as‐needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:

1.	Conduct an incident investigation.
2.	Conduct an incident evaluation and classification.
3.	Undertake internal escalation to our executives.
4.	Pursue containment of the incident and recovery of any affected infrastructure.
5.	Conduct a materiality assessment.
6.	Determine reporting obligations.
7.	Report to the Audit Committee.

Training and Awareness

We have various information technology policies relating to cybersecurity. We also provide mandatory employee training on a periodic basis that reinforces our information technology policies, standards, and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require all employees, directors and officers to sign the company’s Privacy Policy for Personal Data protection.

Ongoing Investment and Potential Impact

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats to date, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing these risks, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion. Any such failure could harm our business, reputation, results of operations, and financial condition.

For further information regarding the risks associated with cybersecurity, see the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “A cyber‐attack could materially disrupt our business”.

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

1.10
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated November 15, 2022 (incorporated by reference to Exhibit 1.10 to the Company’s report on Form 6-K, filed with the SEC on March 28, 2024).

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
4.6
Secured Loan Agreement dated 4 August 2023 among Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. as borrowers, Performance Shipping Inc. as guarantor, the financial institutions listed in schedule 1 thereto as lenders, Nordea Bank Abp as hedge counterparties and Nordea Bank Abp, filial I Norge as bookrunner, agent, and security agent (incorporated by reference to Exhibit 4.6 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).

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

4.9
Shipbuilding Contract for the construction of Hull No. H1596 dated December 18, 2023 among Sri Lanka Shipping Company Inc., China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited (incorporated by reference to Exhibit 4.9 to the Company’s report on Form 6-K, filed with the SEC on March 28, 2024).

4.10
Shipbuilding Contract for the construction of Hull No. H1597 dated December 18, 2023 among Guadeloupe Shipping Company Inc., China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited (incorporated by reference to Exhibit 4.10 to the Company’s report on Form 6-K, filed with the SEC on March 28, 2024).

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
4.24
Shipbuilding Contract for the construction of Hull No. YZJ2024-1624 dated April 30, 2024 among Saint Barth Shipping Company Inc., Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.*

4.25	Bareboat Charterparty dated July 16, 2024, among Kenzan Kaiun Co., Limited, Azalea Line, S.A. and Nakaza Shipping Company Inc. for the P. Massport*
4.26	Memorandum of Agreement, dated July 16, 2024 among Nakaza Shipping Company Inc., Kenzan Kaiun Co., and Azalea Line, S.A. in respect of the P. Massport*
4.27	Guarantee in respect of the P. Massport dated July 16, 2024, among the registrant, Kenzan Kaiun Co., Limited and Azalea Line, S.A.*
4.28	Guarantee in respect of the P. Massport dated July 16, 2024, between the Yano Kaiun Co., Ltd and Nakaza Shipping Company Inc.*
4.29	Bareboat Charterparty dated October 24, 2024, between Huican (Tianjin) Shipping Leasing Co., Ltd. and Sri Lanka Shipping Company Inc. for Hull No. H1596*
4.30	Guarantee in respect of Hull No. H1596 dated March 4, 2025, between the registrant and Huican (Tianjin) Shipping Leasing Co., Ltd.*
4.31	Bareboat Charterparty dated March 5, 2025, between T.A.C.K Shipping S.A. and Guadeloupe Shipping Company Inc. for the P. Marsaille*
4.32	Memorandum of Agreement, dated October 24, 2024 between Mustique Shipping Company Inc. and Huican (Tianjin) Shipping Leasing Co., Ltd. in respect of Hull No. H1596*
4.33	Memorandum of Agreement, dated March 5, 2025 between Guadeloupe Shipping Company Inc. and T.A.C.K Shipping S.A. in respect of the P. Marsaille*
4.34	Guarantee in respect of the P. Marsaille dated March 5, 2025, between the registrant and T.A.C.K Shipping S.A.*
4.35	Guarantee in respect of the P. Marsaille dated March 5, 2025, between the Guadeloupe Shipping Company Inc. and Kowa Kaiun Co., Ltd.*
4.36	Memorandum of Agreement, dated February 17 2025 between Maloelap Shipping Company Inc. and MTC Engineering SDN BHD. in respect of the P. Sophia*
4.37	Memorandum of Agreement, dated March 13, 2025, between Arno Shipping Company Inc. and Concord Voyage Limited in respect of the P. Yanbu*
8.1	List of Subsidiaries*
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of independent registered public accounting firm*
15.2	Consent of Watson Farley & Williams LLP*
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).
101
The following financial information from Performance Shipping Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2024 and 2023; (2) Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2024, 2023, and 2022; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2024, 2023, and 2022; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022; and (6) Notes to Consolidated Financial Statements.

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

Dated: April 16, 2025

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Performance Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Impairment indicators for vessels held and used

Description of the matter
As of December 31, 2024, the carrying value of the Company’s vessels, plus unamortized dry-dock costs was $191,963. As discussed in Note 2(l) to the consolidated financial statements, the Company evaluates each vessel for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel plus unamortized dry-dock costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing the Company’s impairment indicator assessment was complex due to the judgment required to evaluate events or changes in circumstances affecting the market and economic conditions in a cyclical and volatile industry, as well as the subjectivity involved in assessing potential indicators of impairment.

How we addressed the matter in our audit
We analyzed management’s assessment of vessel impairment indicators against the accounting guidance in ASC 360. In order to test management’s assessment of the developments in market conditions, our procedures included, among others, performing an analysis over the market charter rates and market prices, recent sales and purchase activity for second-hand tanker vessels, as well as changes in third-party valuations using market information derived from external industry data. Our procedures also included sensitivity analyses to evaluate the impact from potential sales. We assessed the Company’s disclosures in Note 2(l) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2010.
Athens, Greece
April 16, 2025

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2024	December 31, 2023
CURRENT ASSETS:
Cash and cash equivalents	$70,314	$67,267
Accounts receivable, net (Note 3)	5,810	8,280
Inventories	549	2,203
Prepaid expenses and other assets	1,979	2,164
Total current assets	78,652	79,914

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	58,468	11,303
Vessels, net (Note 6)	189,577	202,108
Property and equipment, net	34	44
Total fixed assets	248,079	213,455

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	1,000	1,000
Right of use asset under operating leases	50	99
Deferred charges, net	2,386	1,798
Other non-current assets	226	-
Total non-current assets	3,662	2,897
Total assets	$330,393	$296,266

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,443	$7,427
Accounts payable, trade and other	2,214	4,630
Due to related parties (Note 4)	615	245
Accrued liabilities	2,820	2,976
Deferred revenue (Note 3)	930	-
Lease liabilities, current	50	66
EU allowances liability	789	-
Total current liabilities	14,861	15,344

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	40,016	47,459
Other liabilities, non-current	246	214
Long-term lease liabilities	-	33
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	27	32
Total long-term liabilities	40,289	47,738

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 50,726 Series B, and 1,423,912 and 1,428,372 Series C issued and outstanding as at December 31, 2024 and 2023, respectively (Note 9)	15	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,432,158 and 12,279,676 issued and outstanding as at December 31, 2024 and 2023, respectively (Note 9)	124	123
Additional paid-in capital (Note 9)	534,269	534,112
Other comprehensive income	53	49
Accumulated deficit	(259,218)	(301,115)
Total stockholders’ equity	275,243	233,184
Total liabilities and stockholders’ equity	$330,393	$296,266

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2024	2023	2022
REVENUE:
Revenue (Note 3)	$87,445	$108,938	$75,173

EXPENSES:
Voyage expenses	4,237	4,358	14,861
Vessel operating expenses	19,758	21,866	13,828
Depreciation and amortization of deferred charges (Note 6)	13,336	14,793	9,281
General and administrative expenses (Notes 4, 8 and 9)	8,306	8,042	6,751
Gain on vessels’ sale (Note 6)	-	(15,683)	(9,543)
(Reversal of) / Provision for credit losses (Note 3)	(7)	(37)	33
Foreign currency losses / (gains)	1	64	(20)
Operating income	$41,814	$75,535	$39,982

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 4, 5, 7, 9 and 10)	(1,345)	(9,598)	(3,966)
Loss from debt extinguishment	-	(387)	-
Interest income	3,255	3,302	284
Changes in fair value of warrants’ liability (Note 9)	6	561	-
Total other income / (expenses), net	$1,916	$(6,122)	$(3,682)

Net income	$43,730	$69,413	$36,300

Income allocated to participating securities (Note 11)	-	(2)	(6)
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 9 and 11)	-	-	(9,271)
Deemed dividend on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party (Notes 9 and 11)	-	-	(6,944)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Notes 9 and 11)	-	(9,809)	(5,930)
Deemed dividend to the July and August 2022 warrants’ holders due to triggering of a down-round feature (Notes 9 and 11)	-	(789)	(1,116)
Dividends on preferred stock (Note 11)	(1,833)	(1,889)	(1,030)

Net income attributable to common stockholders	$41,897	$56,924	$12,003

Earnings per common share, basic (Note 11)	$3.39	$5.43	$6.49

Earnings per common share, diluted (Note 11)	$1.11	$1.91	$3.02

Weighted average number of common shares, basic (Note 11)	12,365,418	10,491,316	1,850,072

Weighted average number of common shares, diluted (Note 11)	39,201,865	35,539,671	6,447,710

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024,  2023 and 2022
(Expressed in thousands of U.S. Dollars)

	2024	2023	2022

Net income	$43,730	$69,413	$36,300
Other comprehensive income / (loss) (Actuarial gain / (loss))	4	(17)	68
Comprehensive income	$43,734	$69,396	$36,368

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income	Deficit	Total
Balance, December 31, 2021	337,500	$3	-	-	$-	$457,487	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	-	36,300	36,300
- Common shares exchanged for Series B	(188,974)	(1)	793,657	-	8	9,264	-	(9,271)	-
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	107	-	-	107
- Issuance of common stock under ATM program, net of issuance costs	175,507	2	-	-	-	1,786	-	-	1,788
- Issuance of units, net of issuance costs	508,000	5	-	-	-	7,121	-	-	7,126
- Issuance of common stock and July 2022 warrants, net of issuance costs (Note 9)	1,133,333	11	-	-	-	5,260	-	-	5,271
- Issuance of common stock and August 2022 warrants, net of issuance costs	2,222,222	22	-	-	-	13,685	-	-	13,707
- Series B preferred shares exchanged for Series C preferred shares and re-acquisition of loan due to a related party	-	-	(657,396)	1,314,792	7	11,867	-	(6,944)	4,930
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature	-	-	-	-	-	214	-	(214)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	902	-	(902)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature	-	-	-	-	-	5,930	-	(5,930)	-
- Actuarial gain	-	-	-	-	-	-	68	-	68
- Dividends declared and paid on Series B preferred shares (at $0.875 per share)	-	-	-	-	-	-	-	(530)	(530)
- Dividends declared and paid on Series C preferred shares (at $0.3125 per share) (Note 11)	-	-	-	-	-	-	-	(411)	(411)
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705
- Net income	-	-	-	-	-	-	-	69,413	69,413
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	52	-	-	52
- Issuance of common stock under ATM program, net of issuance costs	224,817	2	-	-	-	671	-	-	673
- Actuarial loss	-	-	-	-	-	-	(17)	-	(17)
- Issuance of common stock and Series B warrants, net of issuance costs (Note 9)	5,556,000	56	-	-	-	7,713	-	-	7,769
- Alternative cashless exercise of Series A warrants (Note 9)	3,597,100	36	-	-	-	3,379	-	-	3,415
- Series B preferred shares exchanged for Series C preferred shares (Note 9)	-	-	(85,535)	171,070	-	482	-	-	482
- Series C preferred shares converted to common shares	1,064,207	11	-	(57,490)	-	(11)	-	-	-
- Repurchase and retirement of common stock, including expenses (Note 9)	(2,550,036)	(26)	-	-	-	(2,723)	-	-	(2,749)
- Exercise of July 2022 and August 2022 warrants	200,000	2	-	-	-	328	-	-	330
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	256	-	(256)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature	-	-	-	-	-	533	-	(533)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature	-	-	-	-	-	9,809	-	(9,809)	-
- Dividends declared and paid on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(55)	(55)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 11)	-	-	-	-	-	-	-	(1,834)	(1,834)
Balance, December 31, 2023	12,279,676	$123	50,726	1,428,372	$15	$534,112	$49	$(301,115)	$233,184
- Net income	-	-	-	-	-	-	-	43,730	43,730
- Exercise of Series B warrants (Note 9)	70,000	1	-	-	-	157	-	-	158
- Series C preferred shares converted to common shares (Note 9)	82,482	-	-	(4,460)	-	-	-	-	-
- Actuarial gain	-	-	-	-	-	-	4	-	4
- Dividends declared and paid on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(52)	(52)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 9)	-	-	-	-	-	-	-	(1,781)	(1,781)
Balance, December 31, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,269	$53	$(259,218)	$275,243

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	2024	2023	2022
Cash Flows provided by Operating Activities:
Net income	$43,730	$69,413	$36,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	13,336	14,793	9,281
Amortization of deferred financing costs	107	244	402
Financing costs	-	340	-
Changes in fair value of warrants’ liability	(6)	(561)	-
Amortization of prepaid charter revenue	-	54	(54)
Gain on vessel’s sale	-	(15,683)	(9,543)
Compensation cost on restricted stock and stock option awards (Note 9)	-	52	107
Loss from debt extinguishment	-	387	-
Actuarial gain / (loss)	4	(17)	68
(Increase) / Decrease in:
Accounts receivable	3,232	830	(5,318)
Deferred voyage expenses	-	20	38
Inventories	1,654	834	1,249
Prepaid expenses and other assets	413	406	(854)
Right of use asset under operating leases	49	64	(79)
Other non-current assets	(226)	72	189
Increase / (Decrease) in:
Accounts payable, trade and other	(2,667)	16	(293)
Due to related parties	370	(90)	208
Accrued liabilities	(244)	87	1,592
Deferred revenue	930	(1,378)	1,378
Other liabilities, non-current	32	58	(106)
Lease liabilities under operating leases	(49)	(64)	79
Drydock costs	(769)	(1,922)	(797)
Net Cash provided by Operating Activities	$59,896	$67,955	$33,847
Cash Flows (used in) / provided by Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(47,167)	(11,303)	-
Vessel acquisitions and other vessels’ costs	-	(64)	(143,440)
Proceeds from sale of vessels, net of expenses	-	37,636	32,626
Payments for vessels’ improvements (Note 6)	(231)	(510)	(2,109)
Property and equipment additions	(17)	(38)	(27)
Net Cash (used in) / provided by Investing Activities	$(47,415)	$25,721	$(112,950)
Cash Flows (used in) / provided by Financing Activities:
Proceeds from related party loans	-	-	5,000
Proceeds from long-term bank debt	-	2,141	108,633
Repayments of related party loans	-	-	(70)
Repayments / Prepayments of long-term bank debt (Note 7)	(7,533)	(75,421)	(30,327)
Issuance of common stock and warrants, net of issuance costs	-	11,438	26,104
Proceeds from exercise of Series A and B warrants	158	330	-
Issuance of preferred stock, net of expenses	-	482	-
Common shares re-purchase and retirement, including expenses	-	(2,749)	-
Issuance of common stock under ATM program, net of issuance costs (Note 9)	-	673	1,788
Payments of financing costs	(226)	(140)	(932)
Cash dividends (Note 11)	(1,833)	(1,889)	(941)
Net Cash (used in) / provided by Financing Activities	$(9,434)	$(65,135)	$109,255
Net increase in cash, cash equivalents and restricted cash	$3,047	$28,541	$30,152
Cash, cash equivalents and restricted cash at beginning of the year	$68,267	$39,726	$9,574
Cash, cash equivalents and restricted cash at end of the year	$71,314	$68,267	$39,726
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$70,314	$67,267	$38,726
Restricted cash at the end of the year	1,000	1,000	1,000
Cash, cash equivalents and restricted cash at the end of the year	$71,314	$68,267	$39,726
SUPPLEMENTAL CASH FLOW INFORMATION
Alternative cashless exercise of Series A warrants	$-	$3,415	$-
Non-cash extinguishment of a related party debt through the issuance of Series C preferred shares	$-	$-	$4,930
Non-cash investing activities	$-	$-	$64
Interest payments, net of capitalized amounts	$3,528	$9,135	$3,123

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions. Subsequent to the balance sheet date, UOT was renamed to Performance Shipping Management Inc. (Note 14).

Financial Statements’ presentation

On November 15, 2022, the Company effected a one-for-fifteen reverse stock split on its common stock. All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits retroactively for 2022.

Other matters

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties could adversely affect the Company’s results of operations, financial condition, and ability to pay dividends. Additionally, fluctuations in spot charter rates for Aframax tankers may also impact the Company’s revenues.

The world economy continues to face actual and potential challenges, including tariffs, trade wars, global public health threats, the outbreak or resurgence of pandemics and epidemics, the Russia-Ukraine and Israel-Hamas wars, the conflict between Israel and Hezbollah, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea and other regions, tensions between Israel and Iran, and tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members. Currently, neither the Company’s contracts nor its financial results have been adversely affected by these challenges and conflicts. However, it is possible that third parties with whom the Company has or will have future contracts may be impacted. The uncertainty surrounding the duration, breadth and global impact of these conditions may adversely affect the Company’s business, financial condition, results of operation, and cash flows. The Company also monitors inflation in the United States, Eurozone, and other regions, which may be impacted by global geo-political conditions and the likely shift in policy following numerous elections around the world. These pressures affect energy and commodity prices, which may impact the Company’s operating expenses or increase cost of capital for the Company. Furthermore, the intensity, duration and economic impact of the Israel-Hamas war and Houthi attacks on shipping in the Red Sea is uncertain. Sustained conflicts could decrease worldwide demand for certain goods, adversely affecting shipping and making the long-term net impact on the tanker freight market and the Company’s business difficult to predict with any degree of accuracy.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
2.	Recent Accounting Pronouncements and Significant Accounting Policies

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective January 1, 2024. The adoption of this ASU affected only the Company’s disclosures (refer to Note 2(y)), with no impact to its financial condition and results of operations.

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. During 2023 and 2024, the Company acquired four newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc. and Saint Barth Shipping Company Inc., in connection with the four shipbuilding contracts signed (refer to Notes 5 and 8). All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2024 and 2023.

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

(c) Other Comprehensive Income: The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income in a separate statement.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

(g) Accounts Receivable, net: The account mainly includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses and allowances for doubtful accounts – (refer to paragraphs (h) and (n), and to Note 3). Furthermore, effective January 1, 2024 and in accordance with the new applicable EU legislation, the account also includes receivables for EU allowances (“EUAs”), being carbon credits used in the EU Emissions Trading Scheme, in relation with time -charterers and pool voyages in EU ports.

(h) Allowance for Doubtful Accounts and Provision for Credit Losses: The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. The Company also assesses collectability for receivables outside the scope of ASC 326 (i.e. accounts receivable from time and pool charter contracts accounted for in accordance with ASC 842, refer to paragraph (n)), by reviewing them on a collective basis where similar characteristics exist, and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. The Company recognizes allowance for doubtful accounts deriving from the collectability assessment as direct reduction to lease income.

As of December 31, 2024 and 2023, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables and allowances for doubtful accounts were in aggregate $131 and $171, respectively, and is included in Accounts receivable, net in the accompanying consolidated balance sheets.

For 2024, 2023 and 2022, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(7), $(85) and $(12), respectively, and it also includes an amount of $0, $48, and $45, respectively, representing demurrages write offs. No allowance was recorded on insurance claims as of December 31, 2024 and 2023, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. Allowances for doubtful accounts amounted to $114, $147 and $0, for the years ended December 31, 2024, 2023 and 2022, respectively.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(j) Vessel Cost for Second-hand Vessels and Newbuildings: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets. No such vessels existed for the Company as at December 31, 2024, and 2023.

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

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in the Company’s exercise taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. For 2024, 2023 and 2022, the Company assessed that there were no indications for potential impairment of any of its vessels, including vessels under construction.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2024 and 2023 did not result in held for sale classification for any of the Company’s vessels.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

(o) Earnings per Common Share: Basic earnings per common share are computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities, according to dividends declared and participation rights in undistributed earnings. Under this method, net earnings is reduced by the amount of dividends declared in the current period for common shareholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings per common share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings attributable to common shareholders per common share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of restricted shares, warrants and options outstanding during the applicable periods computed using the treasury method and the dilutive effect of convertible securities during the applicable periods computed using the “if converted” method. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. In cases when the effect from restricted stock, options, warrants and convertible securities is anti-dilutive, such are not included in the diluted earnings per common share calculation. For purposes of the if-converted calculation, the fixed conversion price of preferred convertible stock is used, unless the number of shares that may be issued is variable, at which case the average market price of the period is used. (Note 11).

(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2024, and 2023 was $2,386 and $1,798, respectively. Amortization of dry-docking costs for 2024, 2023 and 2022 amounted to $548, $571 and $544, respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations. Also, in 2023 and 2022, deferred dry-dock costs which were written off in Gain on vessels’ sale in the accompanying consolidated statement of operations amounted to $651 and $562, respectively.

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. As of December 31, 2024, the Company paid an amount $226 in connection with the sale and lease-back agreement of its Hull 1597, which is classified in Other non-current assets in the accompanying consolidated balance sheets, and in Payments of financing costs in the accompanying consolidated statements of cash flows. Other fees paid for obtaining financing not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Discount premiums are accounted for similar to other financing fees. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations. In 2023, an amount of $387 being the unamortized financing costs of the loans with Piraeus Bank, which were repaid in November and December 2023 (Note 7) has been recognized as Loss from debt extinguishment and is separately presented in the accompanying 2023 consolidated statement of operations.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
During 2023, the Company has elected one of the optional expedients provided in ASU No. 2020 04 Reference Rate Reform (Topic 848), that allows entities with contract modifications (within the scope of Topic 470), relating directly to the replacement of a reference rate with another interest rate index, to account for the modification as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as debt extinguishment. Also, in 2023, the Company’s loans’ transition from LIBOR to SOFR was completed.

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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

(x) Re-purchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain which should be added to the net income to arrive at the net income available to common stockholders (Note 11).

(y) Segmental Reporting: The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. The Company’s Chief Executive Officer, who is identified as the chief operating decision maker (“CODM”) in accordance with ASC 280, Segment Reporting, reviews operating results solely based on revenues of the fleet, without differentiating by type of vessel or by the length of ship employment for its customers, i.e. spot or time charters. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide. The CODM uses consolidated net income as presented in the Company’s consolidated statements of operations to assess performance and allocate resources. Such resources allocation is relied not only upon the reported segment’s results but also on CODM’s view and estimates as to the future prospected of the segment. In addition, the CODM is provided on a regular basis with the consolidated operating expenses, deemed as significant and included in the segment profit, presented in the Company’s consolidated statements of operations. As a result, the Company has determined that it operates under one reportable segment, that of operating tanker vessels and the assets of such segment are presented under the caption Total assets in the consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(z) Exchange of Common Shares for Shares of Series B Convertible Preferred Stock: In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange. When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the exchanged common stock, that value represents a dividend to the preferred holders, which should be deducted from the net income/(loss) to arrive at the net income/(loss) available to common stockholders.

(aa) Exchange of Series B Convertible Preferred Stock and Related Party Loan for Series C Convertible Preferred Stock: The Company follows the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether exchange of preferred stock should be accounted for as a modification or extinguishment. For extinguishments, the Company follows the accounting as per ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings/(losses) per share. As far as it concerns extinguishment of related party loans, the Company follows provision of ASC 470-50-40-2, indicating that such extinguishment transactions may be in essence capital transactions.

(ab) Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statements of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled. The Company values its warrants classified as liabilities using the Black-Scholes option pricing model (refer to Note 9).

(ac) Accounting of Down-Round Features: For preferred stock and warrants bearing down-round features, the Company evaluates whether there are circumstances that trigger the down-round feature. At the date when the down-round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down-round feature) with a conversion price or exercise price (as applicable), corresponding to the stated conversion or exercise price of the issued instrument before the conversion or exercise price reduction and (b) the fair value of the financial instrument (without the down-round feature) with a conversion or exercise price, corresponding to the reduced conversion or exercise price upon the down-round feature being triggered (refer to Note 9). When the Company determines that on the measurement date there is an excess value of the preferred stock or the warrant due to the triggering of the down-round feature, then this value represents a deemed dividend to the preferred or to the warrant holders (as applicable), which should be deducted from the net income to arrive at the net income available to common stockholders.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
3.	Revenue, Accounts Receivable, net and Deferred Revenue

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

Below are presented, per type of charter, the Company’s revenues for 2024, 2023 and 2022, and also the balance of Accounts receivable, net, for December 31, 2024 and 2023.

Charter type	2024	2023	2022
Time charters	$63,085	$57,975	$8,131
Pool arrangements	23,378	48,332	43,712
Voyage charters	982	2,631	23,330
Total Revenue	$87,445	$108,938	$75,173

	As of December 31,
Charter type	2024	2023
Time charters	$2,063	$2,638
Pool arrangements	2,845	5,213
Voyage charters	902	429
Total Acc. Receivable, net	$5,810	$8,280

Contract assets included in the receivable balances from spot voyages amounted to $0 and $103 for December 31, 2024 and 2023, respectively.

Moreover, the charterers that accounted for more than 10% of the Company’s revenue are presented below:

Charterer	2024	2023	2022
A	16%	11%	-
B	26%	28%	-
C	16%	-	-
D	-	13%	41%
E	22%	32%	18%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $1,108 and to $7,947 as of December 31, 2024 and 2023, respectively.

Deferred Revenue relates solely to cash received up-front from the Company’s time-charter contracts and as of December 31, 2024, and 2023 it amounted to $930 and $0 respectively and is separately presented in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

For 2024, 2023 and 2022, commissions to Pure Brokerage amounted to $1,079, $1,345 and $887, respectively, and are included in Voyage expenses in the accompanying consolidated statements of operations. Also, for 2024, 2023 and 2022, brokerage fees to Pure Brokerage amounted to $340, $286 and $204, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2024 and 2023, an amount of $485 and $245 respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

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

The Series B and the Series C Preferred stock is entitled to an annual dividend of 4.00% and 5.00%, respectively (Note 9). For 2022, dividends declared and paid to Mango on its Series B preferred shares amounted to $411 (or $0.875 per each Series B preferred share) and were calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until September 15, 2022. Following the issuance of the Series C preferred shares in October 2022 to Mango, the dividends on the Series B preferred shares held by Mango accrued until the last dividend payment date, which was September 15, 2022. Additionally, for 2022, dividends declared and paid to Mango on its Series C preferred shares amounted to $411, (or $0.3125 per each Series C preferred share), and were calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82. For 2023 and 2024, dividends declared and paid to Mango on its Series C preferred shares amounted $1,643 and $1,643, respectively (or $1.25 per each Series C preferred share). On December 31, 2024 and 2023, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $77 and $64, respectively. As of December 31, 2024 and 2023, Mango held no Series B preferred shares, and held 1,314,792 Series C preferred shares.

For the details of the terms of the Series B and C preferred stock, and the respective accounting treatment followed by the Company, refer to Note 9.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
5.	Advances for Vessels Under Construction and Other Vessels’ Costs

From March 2023 to April 2024, the Company, through its newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc., and Saint Barth Shipping Company Inc. entered into four shipbuilding contracts with Chinese shipyards for the construction of three product/crude oil tankers of approximately 114,000 dwt each, and one product oil/chemical tanker of approximately 75,000 dwt. The newbuildings (named H1515, H1596, H1597 and H1624) have gross contract prices of $63,250, $64,845, $64,845 and $56,533, respectively, and the Company expects to take delivery of them gradually from the third quarter 2025 to the first quarter 2027. The shipbuilding contracts provide that the purchase price of each newbuilding will be paid in five installments, each falling at the contract signing, steel cutting, keel laying, launching, and at the delivery of each vessel.

As of December 31, 2023, the Company had paid the first installment of $9,488 for Hull 1515, according to the terms of the shipbuilding contract. In addition, interest amounting to $540 and other paid costs amounting to $1,275 were capitalized to the vessels under construction and included in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet as of December 31, 2023. During 2024, the Company paid the first installments for the three Hulls H1596, H1597 and H1624, and the second installment for the Hulls H1515 and H1596, being $40,743 in aggregate, according to the terms of the shipbuilding contracts, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet of December 31, 2024, along with interest amounting to $2,435 and other paid costs of $3,989 relating to the four hulls.

	December 31, 2024	December 31, 2023
Pre-delivery installments	$50,230	$9,488
Capitalized costs	8,238	1,815
Total	$58,468	$11,303

6.	Vessels, net

Vessels’ acquisitions and Vessels’ Improvements

During 2023, the Company capitalized an amount $510, and also an amount of $450 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “P. Kikuma”. During 2024, the Company capitalized an amount $231 representing costs for the installation of Panama canal fittings on the vessel “P. Sophia”. The amounts of $231 and $510, which were paid in 2024 and 2023, respectively, are reflected in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows.

Vessels’ Disposals
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	$254,296	$(17,689)	$236,607
- Vessels’ improvements transferred from other non-current assets	450	-	450
- Vessels’ improvements	510	-	510
- Vessel’s disposals	(27,098)	5,795	(21,303)
- Depreciation	-	(14,156)	(14,156)
Balance, December 31, 2023	$228,158	$(26,050)	$202,108
- Vessels’ improvements	231	-	231
- Depreciation	-	(12,762)	(12,762)
Balance, December 31, 2024	$228,389	$(38,812)	$189,577

7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2024	Current	Non- current	December 31, 2023	Current	Non- current

Nordea Bank secured term loan	$15,833	$3,333	$12,500	$19,167	$3,334	$15,833
Alpha Bank secured term loans	31,850	4,200	27,650	36,050	4,200	31,850
less unamortized deferred financing costs	(224)	(90)	(134)	(331)	(107)	(224)
Total debt, net of deferred financing costs	$47,459	$7,443	$40,016	$54,886	$7,427	$47,459

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment. The Company’s loans bear variable interest at SOFR plus a fixed margin, which during 2024 ranged from 0.65% to 2.60%. The loan maturities fall due from November 2027 to August 2028, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of December 31, 2024, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $117,370.

Nordea Bank Abp, Filial i Norge (“Nordea Bank”)

On August 4, 2023, the Company refinanced the existing outstanding loan of the amount of $17,859 with Nordea Bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20,000 at any one time. As such, the Company drew down an amount of $2,141. The new loan has a duration of 5 years from the signing date of the agreement. The Company followed the applicable guidance of ASC 470 and concluded that the specific loan should be treated as a term loan, however, if a prepayment occurs during the life of the facility, then the accounting guidance for revolving credit facilities would apply.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Alpha Bank S.A (“Alpha Bank”)
In November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank, to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Furthermore, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.
Finally, in April 2024, the Company agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. The Company can, at its option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as the Company has not received from the lenders any notice for an event of default, and may, at the Company’s option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of December 31, 2024, the Company had placed in Alpha Bank’s collateral accounts the aggregate amount of $31,850, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in the accompanying consolidated balance sheets.

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2024 and 2023, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,000 and $10,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at December 31, 2024 and 2023, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at December 31, 2024 and 2023, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for 2024, 2023 and 2022 was 6.91%, 7.60% and 4.85%, respectively.

For 2024, 2023 and 2022, interest expense on long-term bank debt amounted to $3,614, $9,039 and $3,191 and is included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest on bank debt as of December 31, 2024 and 2023, amounted to $380 and $294, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at December 31, 2024, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment
Year 1	$7,533
Year 2	7,533
Year 3	26,783
Year 4	5,834
Total	$47,683

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

(b)  As of December 31, 2024, the Company has entered into four shipbuilding contracts for the construction of four product/crude oil tankers (Note 5). As of December 31, 2024, the remaining aggregate instalments under the contracts for the construction of Hulls H1515, H1596, H1597 and H1624 amount to $199,243.

(c)  As of December 31, 2024, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of December 31, 2024, non-cancelable time charter contract for the operating fleet are estimated at $51,724 until December 31, 2025, and at $12,041 until December 31, 2026.

(d)  The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, by the attorneys of a purported shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleged, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021.  The plaintiff purported to seek, among other things, a declaration that the Series C Preferred Shares held by the defendants are void and not entitled to vote; an order cancelling such Series C Preferred Shares, or, in the alternative, an order requiring the Company to issue additional Series C Preferred Shares to non-defendant common stockholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to the defendants been cancelled; and unspecified damages in an amount, if any, to be proven at trial. In January 2024, the defendants filed motions to dismiss the lawsuit. In August 2024, the Supreme Court of the State of New York granted the Company’s motions to dismiss the litigation filed by Sphinx on October 27, 2023, on the basis that New York lacked personal jurisdiction over the defendants. Subsequently, in August 2024, Sphinx initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. The complaint filed in the High Court is substantially similar to the complaint previously filed in New York. The defendants filed motions to dismiss the complaint in the High Court of the Republic of the Marshall Islands.  The parties have completed briefing on those motions to dismiss.  The Company, although it cannot predict its outcome, believes that the lawsuit is without merit and will vigorously defend against the lawsuit.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
9.	Changes in Capital Accounts

(a)  Company’s Preferred Stock: As of December 31, 2024 and 2023, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A Preferred Shares, 1,200,000 have been designated Series B Preferred Shares, and 1,587,314 have been designated as Series C Preferred Shares.

As of December 31, 2024, and 2023, 50,726 Series B preferred shares (of liquidation preference $1,268) and 1,423,912 and 1,428,372,  Series C Preferred Shares (of liquidation preference $35,598 and $35,709), respectively, were issued and outstanding. As of December 31, 2024, and 2023, Aliki Paliou held through Mango (Note 4) 1,314,792 Series C Preferred Shares and nil Series B Preferred Shares, and Andreas Michalopoulos held 56,342 Series C Preferred Shares and nil Series B Preferred Shares.
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
During 2023, a number of 85,535 Series B preferred shares were converted to 171,070 Series C preferred shares, and a number of  12,224  Series C preferred shares were converted to 225,447 common shares. During 2024, a number of 4,460 Series C preferred shares were converted to 82,482 common shares.

For 2024 and 2023, declared and paid dividends on Series B preferred shares amounted to $52 and $55 (or $1.00 per each Series B preferred share), respectively. As of December 31, 2024 and 2023, accrued and not paid dividends on the Series B preferred shares amounted to $2 and $2, respectively.

For 2024 and 2023, declared and paid dividends on the Series C preferred shares amounted to $1,781 and $1,834 (or $1.25 per each Series C preferred share), respectively, out of which $1,643 and $1,643, respectively, were paid to Mango (Note 4). As of December 31, 2024 and 2023, accrued and not paid dividends on the Series C preferred shares, amounted to $84 and $74, respectively.

The Company, when assessing the accounting of the Series B and Series C preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B and Series C preferred shares should be classified as permanent equity rather than temporary equity or liability.

The Series B preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock weighted the probabilities: a) that the Series B are not further exchanged for Preferred C shares, and b) that the Series B are converted to Series C on the applicable conversion date. The fair value of the conversion option embedded in the Series C Preferred Shares was estimated using the Black & Scholes model. Moreover, the Company’s valuation used the following assumptions: (a) stated dividend yields for the Series B preferred stock and Series C preferred stock, (b) cost of equity of 11.07%, based on the CAPM theory; (c) expected volatility of 77%, (d) risk free rate of 1.66% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $3.09 (which was the current market price as of the date of the fair value measurement) and (f) expected life of convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net income to arrive to the net income available to common stockholders (Note 11). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

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
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. From October 17, 2022, to January 26, 2023, because of the issuance of common shares through the ATM offering (as discussed below), the conversion price was eight times adjusted, and was gradually reduced to $2.60, and finally, on March 1, 2023, due to the registered direct offering (discussed below) the conversion price was further reduced to $1.36.  To measure the effect of the down-round feature the Company performed fair value measurements as determined through Level 3 inputs of the fair value hierarchy. As such, the fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock, (b) cost of equity based on the CAPM theory; (c) expected volatility, (d) risk free rate determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares.

For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility in a range of 86.83% to 118.14% for the valuation of the instrument on the triggering dates, and (b) expected life of convertibility option of the Series C preferred shares to common shares from 1 to 5 years. The Company applied moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option, which are considered highly interdependent. In this respect, the Company determined an aggregate measurement of the down round feature of $9,809, which was accounted for as a deemed dividend that should be deducted from the net income to arrive to the net income available to common stockholders (Note 11).

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

(b)  At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (or the “Wainwright ATM”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During 2022, a total of 35,128 common shares were issued as part of the Company’s Wainwright ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated the specific ATM agreement effective August 23, 2022.

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
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(c)  Equity Offerings of 2022: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and/or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

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

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the Company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the ATM offering with Virtu (discussed previously) and the registered Direct Offering of March 2023 (discussed below) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. As such in 2023, the down round features were triggered on eight different dates, leading to a combined effect of an approximate value of $256 and $533, for the July 2022 and the August 2022 Warrants, respectively, which were accounted for as deemed dividends (Note 11). The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income to arrive to the net income available to common stockholders (Note 11). The fair values of the warrants, that were assessed on the dates of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2023, the Company had 12,279,676 common shares outstanding, 567,366 of the June 2022 warrants were outstanding, and also 1,033,333 of the July 2022 and 2,122,222 of the August 2022 warrants remained outstanding. As of December 31, 2024, the Company had 12,432,158 common shares outstanding, all of the June 2022 warrants were outstanding, and also 1,033,333 of the July 2022 and 2,122,222 of the August 2022 warrants remained outstanding.

(d)  Registered Direct Offering of March 2023: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A warrants to purchase up to 3,611,400 common shares and (iii) Series B warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A warrant and each Series B warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A warrants. In particular, each Series A warrant could become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. The alternative cashless exercise provisions were met on March 7, 2023.  The Company concluded that the Series B warrants met the criteria for equity classification while the alternative cashless exercise of the Series A warrants, precludes the Series A warrants from being considered indexed to the Company’s stock. In this respect, the Company recorded the Series A warrants as non-current liabilities under Fair value of warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying consolidated statement of operations. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are carried at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions. At closing, the Company received proceeds of $11,438, net of placement agent’s fees and expenses, which is separately presented in line Issuance of units, common stock and warrants, net of issuance costs in the accompanying consolidated cash flows. As of the date the Company completed the registered direct offering, the Company valued the Series A warrants using the Black-Scholes model with a fair value of $1.11 per Series A Warrant or $4,009 in aggregate, while the remaining gross proceeds of the offering amounting to $8,492 (net proceeds of $7,769) where allocated to common shares and Series B warrants with the residual value method. Issuance costs of $340 were expensed immediately in a prorated manner, taking into account the portion of the liability recorded at inception included in Interest and finance costs in the accompanying consolidated statements of operations.

During 2023, the Company received notices of alternative cashless exercises for 3,597,100 Series A warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability. The outstanding Series A warrants as of December 31, 2024 and 2023, were 14,300 and 14,300, respectively. The value of the outstanding Series A warrants as of December 31, 2024 and 2023 were $27 and $32, respectively, and are reflected in “Fair value of warrant’s liability” in the accompanying consolidated balance sheets.

During 2024, 70,000 Series B warrants were exercised, and the Company received proceeds of $157. The outstanding Series B warrants as of December 31, 2023, and December 31, 2024, were 4,167,000 and 4,097,000, respectively.

As of December 31, 2023 and December 31, 2024 the Company re-valued the outstanding Series A warrants. For 2023, a gain of $561 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period, and for 2024 a gain of $6 representing changes in the fair value of the liability for the unexercised warrants are presented in “Change in fair value of the warrant’s liability” in the accompanying consolidated statements of operations. The Series A warrants fair value as of settlement and measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The fair value of the Series A warrants weighted the probability that the Series A warrants are alternatively cashless exercised for common shares, while the Black & Scholes model was applied under the following assumptions: (a) expected volatility (d) risk free rate (e) market value of common stock of, which was the current market price as of the date of each fair value measurement. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters (Note 13).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(e)  Share Buy-Back Plan: In April 2023, the Company’s Board of Directors authorized a share repurchase program (the “April 2023 Repurchase Plan”) to purchase up to an aggregate of $2,000 of the Company’s common shares. Under the April 2023 Repurchase Plan, the Company repurchased in 2023 a total of 2,222,936 common shares for total  gross proceeds of $2,000, successfully completing the April 2023 Repurchase Plan in the third quarter of 2023. In August 2023, the Company’s Board of Directors further authorized a new share repurchase plan (the “August 2023 Repurchase Plan”) to repurchase up to $2,000 of the Company’s outstanding common shares. Under the August 2023 Repurchase Plan, the Company re-purchased 327,100 common shares for total gross proceeds of $723. In aggregate, the Company’s net proceeds for both the April 2023 and the August 2023 Repurchase Plans were $2,749.

(f)  Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share. Until December 31, 2024, 8,000 options were outstanding.

(g)  Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved 4,481 restricted common shares, whose fair value was $320, to be issued on the same date as an award to the Company’s directors. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vested ratably over three years from the issuance date. During 2023 and 2022, the aggregate compensation cost on restricted common stock amounted to $52 and $107 and is included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2024 and 2023, 31,441 restricted common shares remained reserved for issuance under the Plan.

During 2024, 2023 and 2022, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2021	2,240	$71.40
Granted	-	-
Vested	(1,890)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2022	350	$71.40
Granted	-	-
Vested	(350)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2023	-	$-
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2024	-	$-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2024	2023	2022
Interest expense on bank debt (Note 7)	$1,179	$8,499	$3,191
Interest expense and other fees on related party debt (Note 4)	-	-	277
Amortization of deferred financing costs on bank and related party debt	107	244	402
Other financial expenses	-	759	-
Commitment fees and other	59	96	96
Total	$1,345	$9,598	$3,966

11.	Earnings per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For 2024, 2023 and 2022, the Company paid aggregate dividends to its Series B and Series C preferred stockholders amounting to $1,833, $1,889 and $941, respectively. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method.

The computation of diluted earnings per share for 2023, reflects i) the potential dilution from conversion of outstanding preferred convertible Series B and C stock, calculated with the “if converted” method which resulted in 24,596,069 shares, and ii) the potential dilution from the exercise of warrants Series A (either exercised during the period end or outstanding) using the treasury stock method which resulted in 452,286 shares and the deduction of $561, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. For 2024 the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,278,338 shares, and ii) the potential dilution from the exercise of the July and August warrants and the Series A warrants (either exercised during the period end, or outstanding) using the treasury stock method which resulted in 558,109 shares, and the deduction of $6, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

Securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, for 2023,  are any incremental shares resulting from the non-vested restricted share awards, all outstanding warrants considered to be out of the money (Class A Warrants, July Warrants, August Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method. For 2024, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are all outstanding warrants considered to be out of the money (Class A Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
For 2023, net income is significantly adjusted by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $9,809 (Note 9),  by a deemed dividend to the holders of the July and August 2022 Warrants of $789 as a result of triggering of a down-round feature (Note 9), and also by an amount of $1,889 representing dividends on Series B and Series C Preferred Stock (Note 9), to arrive at the net income attributable to common equity holders. For 2024, net income is adjusted by an amount of $1,833 representing dividends on Series B and Series C Preferred Stock (Note 9), to arrive at the net income attributable to common equity holders.

The following table sets forth the computation for basic and diluted earnings per share:

	2024		2023		2022
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$43,730	$43,730	$69,413	$69,413	$36,300	$36,300
less income allocated to participating securities	-	-	(2)	(2)	(6)	(2)
less deemed dividends on Series B preferred stock upon exchange of common stock	-	-	-	-	(9,271)	(9,271)
less deemed dividends on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party	-	-	-	-	(6,944)	-
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	(9,809)	-	(5,930)	(5,930)
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	-	-	(789)	(789)	(1,116)	(1,116)
less dividends on preferred stock	(1,833)	-	(1,889)	(40)	(1,030)	(493)
less changes in value of warrants’ liability	-	(6)	-	(561)	-	-
Net income attributable to common stockholders	$41,897	$43,724	$56,924	$68,021	$12,003	$19,488

Weighted average number of common shares, basic	12,365,418	12,365,418	10,491,316	10,491,316	1,850,072	1,850,072
Effect of dilutive shares	-	26,836,447	-	25,048,355	-	4,597,638
Weighted average number of common shares, diluted	12,365,418	39,201,865	10,491,316	35,539,671	1,850,072	6,447,710

Earnings per common share	$3.39	$1.11	$5.43	$1.91	$6.49	$3.02

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
2024, 2023 and 2022
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

Based on the trading and ownership of its stock, the Company believes that it satisfied the 50% Ownership Test for its 2024 taxable year and intends to take this position on its 2024 U.S. federal income tax returns. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2024.

13.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model for the valuation of these instruments, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations. During 2023, the Company measured on a non-recurring basis the fair values (excluding the down round feature) of the Series C Preferred Shares (as discussed above Note 9 (b)), July 2022 and August 2022 Warrants using Level 3 inputs of the fair value hierarchy, before and after the triggering of the down round features. These valuations resulted:

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
2024, 2023 and 2022
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

The Company recorded gain from the Series A warrants measured on non-recurring basis at settlement dates amounting to $244, and on recurring basis as of each measurement date amounting to $317. The Series A Warrants fair value as of settlement and measurement dates per discussion above (Note 9 (g)), was determined through Level 2 inputs of the fair value hierarchy as determined by management. As of December 31, 2024, and December 31, 2023, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 14,300 Series A warrants at both dates, in the amount of $27 and $32, respectively. The Company measured on a non-recurring basis the fair value of Series A Warrants on each of the respective exercise dates as follows (please refer to Note 9(g)):

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
2024, 2023 and 2022
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
14.	Subsequent Events

(a)
Renaming of Unitized Ocean Transport Limited to Performance Shipping Management Inc.: Effective January 2025, the Company’s in-house fleet manager, Unitized Ocean Transport Limited, has officially been renamed Performance Shipping Management Inc.

(b)
Installment payments for newbuilding vessels: In February and April 2025, the Company paid the third installments for the Hull 1515 and the Hull 1596, amounting to $6,325 and $6,485, respectively, and in February 2025 the Company paid the second installment for the Hull 1597, amounting to $6,485, according to the terms of the shipbuilding contracts (Notes 5 and 8).

(c)
Sale and Delivery of the vessel P. Yanbu: On March 13, 2025, the Company entered, through a separate wholly-owned subsidiary, into a Memorandum of Agreement for the sale of the vessel “P. Yanbu”, for a gross purchase price of $39,000. The sale was successfully completed on March 24, 2025, upon delivery of the vessel to her new owners. The Company is expected to generate in the first quarter of 2025 a gain on sale, before any commissions and other sale-related costs, of approximately $21,500.

(d)
Potential Sale of the vessel P. Sophia within the next twelve months: On April 7, 2025, the Company announced that it has entered through a separate wholly-owned subsidiary, into a forward sale and exclusivity agreement with an unaffiliated third party, based on which the buyers are granted exclusive rights to submit a bid for the conversion of the  vessel P. Sophia, in an auction for the provision of a Floating Production Storage and Offloading (FPSO) vessel for charter to a national oil company (the “Offshore Project”).  If the buyer is awarded the Offshore Project by the expiration of the auction on April 5, 2026, the buyer will purchase the P. Sophia, for a gross sale price of $36,050. Additionally, if the vessel is delivered to the buyer on or before September 30, 2025, the gross sale price will be increased by $1,000.

(e)
Dividend Payment to the Series B and Series C Preferred Stockholders: On April 7, 2025, the Company paid cash dividends to its Series B and Series C preferred stockholders amounting to $13 (or $0.25 per share) and $445 (or $0.3125 per share), respectively, according to the terms of each preferred stock, out of which $411 were paid to Mango (Note 4).