Form 20-F
period 2025-12-31
Performance Shipping Inc.
filed 2026-04-27
CIK 1481241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 12,432,158 of the registrant’s common shares, par value $0.01, outstanding, 50,726 shares of the registrant’s Series B Convertible Cumulative Perpetual Preferred Stock outstanding and 1,423,912 shares of the registrant’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies; fluctuations in currencies and interest rates; inflation general market conditions, including fluctuations in charter rates and vessel values; changes in demand in the tanker shipping industry; changes in the supply of vessels; changes in worldwide or regional oil production, demand, consumption, and storage; changes in our operating expenses, including bunker prices, crew costs, drydocking, and insurance costs; our future operating or financial results; availability of financing and refinancing; changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, and other general corporate activities; our ability to take delivery of, integrate into our fleet, and employ any newbuilding vessels we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis; our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements; our ability to continue as a going concern; our ability to pay dividends to holders of our preferred shares and common shares; our ability to comply with additional costs, expenses and risks related to our environmental, social and governance policies; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; changes in the market for our vessels; availability of skilled workers and the related labor costs; compliance with governmental, tax, environmental, and safety regulations; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery; the impact of the Secured Overnight Financing Rate, or SOFR, on interest rates of our debt; general economic conditions and conditions in the oil industry; effects of new products and new technology in our industry; the failure of counterparties to fully perform their contracts with us; our dependence on key personnel; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties, or regulations; volatility of the price of our common shares; our incorporation under the laws of the Republic of the Marshall Islands and the different rights to relief that may be available compared to other countries, such as the United States; changes in governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof; general domestic and international political conditions or events, including “trade wars,” acts by terrorists, acts of piracy on ocean-going vessels, or other hostilities, including the war between Russia and Ukraine, the war between Israel and Hamas, the war between the U.S. and Iran and between Israel and Iran, the U.S. and China, the Houthis crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark, the European Union (“EU”), or Venezuela; the outbreak, length, and severity of public health threats, epidemics and pandemics and other disease outbreaks and governmental responses thereto and any resultant impact on the demand for seaborne transportation of petroleum and other types of products and the condition of the financial markets thereafter; potential disruption of shipping routes due to accidents, labor disputes, or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

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

•	Political instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.
•	Our financial results may be adversely affected by the outbreaks of epidemic and pandemic diseases and the related governmental responses thereto.
•	Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Our operations may be adversely impacted by severe weather, including as a result of climate change.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation, and the market for our common shares.

•	We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.
•	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
•	Failure to comply with the FCPA could result in fines, criminal penalties, and an adverse effect on our business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Maritime claimants could arrest or attach one or more of our vessels, which would interrupt our business or have a negative effect on our cash flows.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price
•	Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

Company Specific Risk Factors

•
The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our bonds or loan facilities.

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

•	We have been subject to litigation and we may be subject to similar or other litigation in the future.
•	We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
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

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2025, the BDTI reached a high of 1,468 and a low of 799. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2025, the BCTI reached a high of 885 and a low of 534. Although the BDTI and BCTI were 3,705 and 1,966, respectively, as of March 31, 2026 , there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and the current instability in Venezuela and Iran, and there is great uncertainty about the future impact of those events. Additionally, the war between Israel and Hamas and the war between Israel and Iran and between the United States and Iran have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden and potentially prolonged disruption of shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the global tanker industry. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Currently, all our vessels are employed on short- and medium-term time charters. Changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our bonds or loan agreements. A decline in charter hire rates will also likely cause the value of our vessels to decline.

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

•
global and regional economic and political conditions and developments in international trade, including, “trade wars”, national oil reserve policies, fluctuations in industrial and agricultural production, wars or other armed conflicts and work stoppages;

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

•	increases in the production of oil Venezuela and other oil producing countries or areas;

•	weather, natural disasters, and other acts of God;

•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;

•	developments in international trade, including those relating to the imposition of tariffs;

•	worldwide and regional availability of refining capacity and inventories;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States, and other key producers); and

•
international sanctions, embargoes, import and export restrictions, nationalizations, and wars or other conflicts, including the wars between Russia and Ukraine and between Israel and Hamas; the war between Israel and Iran and between the U.S. and Iran; the Houthi crisis in and around the Red Sea, on-going political, economic, and social instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark, or Venezuela.

The factors that influence the supply of tanker vessel capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and availability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;

•	conversion of tanker vessels to other uses;

•	the number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs, or otherwise not available for hire;

•	availability of financing for new or secondhand vessels;

•	the price of steel;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping, and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design, capacity, propulsion technology and fuel consumption efficiency of vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion and weather delays;

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions; and

•	sanctions (in particular, sanctions on Russia, Iran, and Venezuela, among others).

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

The market supply of tanker vessels is affected by a number of factors, such as the supply of and demand for energy resources, including oil and petroleum products, the supply of and demand for seaborne transportation of such energy resources, the current and expected price for newbuildings, and the number of vessels being recycled for scrap steel, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. As of April 2026, newbuilding orders have been placed for an aggregate of approximately 21.0% of the existing global tanker fleet, with the deliveries weighted towards 2028 and beyond If the capacity of new tanker vessels delivered exceeds the capacity of tanker vessels being recycled for scrap steel or converted to non-trading tanker vessels, tanker vessel capacity will increase. If the supply of tanker vessel capacity increases and the demand for tanker vessel capacity decreases or does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our tanker vessels may have a material adverse effect on our results of operations, earnings, and available cash, our ability to pay dividends and our ability to comply with the covenants in our bonds or loan agreements.

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

The world economy continues to face a number of challenges, including the wars between Ukraine and Russia and Israel and Hamas, political, economic, and social instability in Venezuela and the U.S. responses thereto—including vessel seizures and military and political intervention, war between the U.S. and Israel and Iran and tensions in and around the Red Sea, and Russia and North Atlantic Treaty Organization (“NATO”) country tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, Venezuela, Greenland and Denmark, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, epidemics or pandemics and banking crises or failures. See also “—Our financial results may be adversely affected by the outbreaks of epidemic and pandemic diseases and the related governmental responses thereto.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea or the disruption of shipping through the Strait of Hormuz. The impact of these events on the world economy is uncertain. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

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

In Europe, concerns regarding the possibility of sovereign debt defaults by the EU member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the EU (“Brexit”), further increased the risk of additional trade protectionism. Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2025, China reported that its GDP growth rate recovered to 5.0%. Looking ahead, China’s economic growth is expected to remain steady, with forecasts projecting a GDP growth rate of around 5.0% for 2026. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have, and may continue to, turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

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

Tanker vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available tanker vessels; the availability of other modes of transportation; increases in the supply of tanker vessel capacity; the cost of newbuildings; governmental or other regulations; and the need to upgrade secondhand and previously owned tanker vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, including as a result of compliance with more stringent emissions regulations. In addition, as tanker vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if we sell any of our owned tanker vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow, and financial condition could be adversely affected. Moreover, if the book value of a tanker vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results. In 2025, 2024, and 2023 we did not recognize any impairment losses.

Conversely, if tanker vessel values are elevated at a time when we wish to acquire additional tanker vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flows, financial condition, and ability to pay dividends to our shareholders. Over the past ten years, the value of a ten-year-old Aframax tanker has fluctuated widely within a range of $18 million to $60 million, and the value of a ten-year-old Suezmax tanker has fluctuated widely within a range of $24 million to $68 million.

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charters. While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is also a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for crude oil and natural gas, actions by OPEC, and other oil and natural gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in 2025 as compared to 2024, fuel has been and may again become much more expensive, including as a result of reductions of carbon emissions due to new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business. Other future regulations may have a similar impact.

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

Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state, and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management. These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard (“USCG”) and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990, or CAA), the U.S. Clean Water Act, or CWA, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78, or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention of Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continues to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations, and in obtaining insurance coverage.

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

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our results of operations and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the wars between Ukraine and Russia, between Israel and Hamas, Hezbollah and Iran, the war between the U.S. and Iran and Israel and Iran and between Russia and NATO, China and Taiwan disputes, U.S. and China trade relations, instability between Iran and the West, hostilities between the U.S. and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have implemented unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela's oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global oil supply and demand, are difficult if not impossible to predict.

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

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases-including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia-and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. A two-week ceasefire was announced on April 7, 2026, although it remains uncertain when and at what levels transit through the Strait of Hormuz will resume. While it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector. One of our vessels, the P. Aliki, chartered to Pakistan National Shipping Corporation, was operating within the Persian Gulf and its passage out of the Persian Gulf and the completion of its voyage was delayed but completed in March 2026.

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

Our financial results may be adversely affected by the outbreaks of epidemic and pandemic diseases and the related governmental responses thereto.

Global public health threats, such as outbreaks of highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of the novel coronavirus, or COVID-19, and its variants caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessel or vessels we may acquire, and ability to pay dividends may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2025 that total electric car sales exceeded 17 million globally in 2024, bringing the total number of electric cars to approximately 58 million at the end of 2024, corresponding to about 4% of the total passenger car fleet and more than triple the total electric car fleet in 2021. Electric car sales in the first quarter of 2025 were more than 4 million, up 35% from the same quarter of 2024. Over 1 million more electric cars were sold in the first three months of 2025 compared to the same period in 2024 and about 60% of these were sold in China. IEA forecasts are for electric vehicles (“EVs”) to reach  250 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 5 million barrels per day in 2030. Notably, IEA estimates that the global stock of electric cars displaced over 1 million barrels per day of oil consumption in 2024. Growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels and other vessels we may acquire. Additionally, if piracy attacks occur in regions in which our vessels and other vessels we may acquire are deployed that are characterized by insurers as “war risk” zones or if our vessels and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly, and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is, therefore, entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels or other vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels and other vessels we may acquire could have a material adverse impact on our business, financial condition, and operating results.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, and are frequently updated or changed.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies.

Additionally, the U.S. Iran Threat Reduction Act amended the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2025 and through the date of this report, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could, in turn, negatively affect our reputation. If a charterer violates sanctions, it is possible that our ship or the ship owner may become sanctioned, in which case it would be difficult or impossible for us to trade it or utilize international banking systems, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

Our vessels may call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims and our vessels may be detained for a prolonged period of time, which could have an adverse effect on our business, results of operations, cash flows, and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Maritime claimants could arrest or attach one or more our vessels, which could interrupt our business or have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.

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

Changing laws, regulations, and standards relating to reporting requirements, including the EU General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

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

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective March 18, 2026. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of Common Shares by insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company and will continue to be available to us even if we no longer qualify as an emerging growth company but remain a foreign private issuer. These factors could make our Common Shares less attractive to some investors or otherwise harm our stock price.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. Specifics, such as applicability to sale and leaseback (“SLB”) arrangements with Chinese leasing financiers, have not been clarified. Of the 11 vessels we operate, three were constructed in China. In addition, we currently have three newbuilding vessels under construction at Chinese shipyards. Further, we have already entered into, and we may enter in the future into additional sale and leaseback transactions with Chinese financial institutions. In an SLB, the lessor is the registered owner of the vessel. It is currently unclear whether the vessels would be subject to fees on Chinese owners due to the SLB arrangements. Additionally, we may enter into further contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for vessels to be constructed at Chinese shipyards.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Company Specific Risk Factors

The market values of our vessels are highly volatile and may decline, which could limit the amount of funds that we can borrow and trigger breaches of certain financial covenants under our bonds or loan facilities.

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

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas, the Houthi rebel attacks on shipping in the Red Sea and the sharp reduction in vessel transits through the Strait of Hormuz will have an uncertain impact on the supply and demand for tankers. At times when we have loans outstanding with covenants based on vessels’ market values, if the market values of our vessels decline further, we may not be in compliance with certain covenants contained in such loan facilities, and we may not be able to refinance our debt or obtain additional financing or incur debt on terms that are acceptable to us or at all. As of December 31, 2025, we had $128.7 million outstanding under our bank loan facilities and sale-leaseback agreements, and $100.0 million outstanding under our bond, and we were in compliance with all our loan covenants. In the future, if we are not in compliance with the covenants in our loan facilities or are unable to obtain waivers or amendments or otherwise remedy the relevant breaches, our lenders under the facilities could accelerate our debt and foreclose on our fleet. We may not be successful in obtaining any such waiver or amendment, and we may not be able to refinance our debt or obtain additional financing. Moreover, our loan facilities, as amended or pursuant to any waiver, and any refinancing or additional financing, may be more expensive and carry more onerous terms than those in our existing debt agreements.

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

Delays or defaults by the shipyards in the construction of newbuilding vessels could increase our expenses and diminish our net income and cash flows.

We currently have contracts for three newbuilding vessels and we may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

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

We have been subject to litigation and we may be subject to similar or other litigation in the future.

We, and our former Chief Executive Officer, were defendants in a purported class action lawsuit brought in 2017 which was voluntarily dismissed in November 2024. The lawsuit alleged violations of the Exchange Act. In addition, we, our Chief Executive Officer, the Chairperson of the Board, five former directors of the Board, and two entities affiliated with our Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, alleging, among other things, violations of fiduciary duties by the named defendants in connection with the exchange offer commenced in December 2021. In August 2024, that lawsuit was dismissed by the court for lack of personal jurisdiction.  The plaintiff then filed a substantially similar complaint in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. On March 27, 2026, the plaintiff voluntarily dismissed the lawsuit. For more information see “Item 8. Financial information—Legal Proceedings.”

Costs associated with litigation are unpredictable, and could increase our general administrative expenses above their current levels. Furthermore, we may, from time to time, be a party to litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. Uncertainty regarding such pending legal actions, even if eventually resolved in our favor, could have an adverse effect on our ability to obtain financing, raise capital, or otherwise execute our business strategy. In addition, legal fees and costs incurred in connection with such activities may be significant, and we could in the future be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations, and financial position.

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

The majority of our facility agreements and sale and leaseback agreements bear floating rate interest linked either to SOFR or Term SOFR. An increase in SOFR would affect the amount of interest payable under our existing debt agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to other alternative reference rates in the future could have a material adverse effect on us.

In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can be given, however, that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our bonds or loan agreements that require maintenance of certain financial positions and ratios.

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

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2025 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

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

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breaches of or significant interruption or failure of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information in our systems. The evolution of artificial intelligence capabilities may lead to new or more effective cyber-attack methods, including fraud, phishing or information theft enabled by “deep-fake” technology using generative artificial intelligence tools. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect or disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

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

One of our strategies is to continue to grow by expanding our operations and adding tanker vessels to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	raise equity and obtain financing for our existing and new operations;

•	manage relationships with customers and suppliers;

•	identify businesses engaged in managing, operating, or owning tanker vessels for acquisitions or joint ventures;

•	integrate any acquired vessels successfully with our then-existing operations;

•	attract, hire, train, integrate, and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base;

•	improve our operating, financial, and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

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

Effective January 1, 2020, the IMO implemented a regulation requiring ships to reduce sulfur emissions to 0.50% m/m globally (the “IMO 2020 Regulations”). Under this global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% (as compared to the former regulations specifying a maximum of 3.50% sulfur content) in an effort to reduce the emission of sulfur oxide into the atmosphere.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes (of which there are around forty five in the world thus far), carbon taxes, increased efficiency standards, and incentives, or mandates for renewable energy. In July 2023, the IMO adopted a strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term Green House Gas, or GHG, reduction measures, which were approved in 2025, including a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. The regulations were approved as amendments and submitted for adoption, the MEPC adjourned the meeting on adoption until October 2026.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026: 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. Maritime is to be allocated 78.4 million emissions allowances.  If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms and transparent emissions reporting procedures. However, the cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances. We have registered under the EU ETS regime and maintain a Maritime Operator Holding Account. We have calculated the allowances required for the year 2025,but anticipate that our vessels will continue to make calls in European ports during 2026. The voyages for which we will be required to surrender allowances are primarily undertaken by our charterers, and as such we are currently unable to determine our liability under EU ETS beyond 2025.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. The rules were challenged in federal court before they became effective. In March 2025, the SEC withdrew its legal defense of the rules and in June 2025, the SEC withdrew the rules entirely. If the SEC were to again adopt climate disclosure rules, then the costs of compliance with such new rules could be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

Additionally, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards on or after September 8, 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, are required to comply with the updated D-2 standard on or after September 8, 2019. Vessels are required to meet the D-2 standard by installing an approved Ballast Water Management System, or BWMS. BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Amendments to the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. All of our vessels have installed approved ballast water management systems.

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

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage, and business interruptions due to political circumstances in foreign countries, hostilities, and labor strikes. Any of these events may result in loss of revenues, increased costs, and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

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

The market values of tanker vessels are subject to significant volatility. Indicatively, market prices for ten-year-old Aframax tankers over the past ten years have fluctuated significantly from a high level of $60 million in 2024 to a low level of $18 million in 2016, and market prices for ten-year-old Suezmax tankers over the past ten years have fluctuated significantly from a high level of $68 million in 2024 to a low level of $24 million in 2017. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other tanker companies and other modes of transportation, types, sizes, and ages of vessels, applicable governmental regulations, and the cost of newbuildings. We believe that our vessels’ current aggregate market value will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% or 135% of the aggregate principal amount outstanding under the loans. We were in compliance with these requirements as of December 31, 2025, and as of the date of this annual report.

A decrease in vessel values could cause us to breach certain covenants in our existing bonds or credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

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

During the period from January 1, 2025 to April 22, 2026, the trading price of our common shares has ranged from an intra-day high of $2.58 on December 5, 2025 to an intra-day low of $1.31 on April 8, 2025, on April 9, 2025 and April 29, 2025.

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

•	actual or anticipated fluctuations in our operating results from period to period;

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	the loss of any of our key management personnel;

•	our failure to successfully implement our business plan;

•	future sales of our common shares or other securities;

•	stock splits or reverse stock splits;

•	shareholder activism; and

•	investors’ perception of us and the international tanker sector.

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

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19, the war in Ukraine, the war between Israel and Hamas, and general economic, market, or political conditions, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. This market and share price volatility has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have at certain times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our common shares to incur substantial losses. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

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

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 common shares, of which 12,432,158 shares were issued and outstanding as of April 24, 2026.

As of the date of this Annual Report, 1,423,912 of our Series C Preferred Shares were issued and outstanding. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares equal to the Series C Preferred Share liquidation preference of $25.00 divided by a conversion price equal to $1.3576 (subject to adjustment from time to time). The conversion price is subject to customary adjustments, including for any stock splits, reverse stock splits or stock dividends, and will also be adjusted to equal the lowest price at which common shares are sold by us in any registered offering, provided that such adjusted conversion price shall not be less than $0.50. For additional information regarding the terms of our issued and outstanding Series C Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.” We may offer and sell our common shares or securities convertible into our common shares from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common shares could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common shares or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common shares. The issuance of such additional common shares would also result in the dilution of the ownership interests of our existing shareholders.

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

In addition, we may be obligated to issue pursuant to the terms of outstanding convertible securities, options, or warrants, as of April 24, 2026:

•	any common shares issuable pursuant to the exercise of conversion rights under our Series C Preferred Shares, of which 1,423,912 shares are currently outstanding;

•	up to 567,366 common shares issuable upon the exercise of our Class A Warrants (at an exercise price of $15.75 per share as of the date of this Annual Report) which expire in January 2028;

•
up to 1,033,333 common shares that may be issued upon the exercise of warrants (the “July 2022 Warrants”) issued pursuant to a registered direct offering on July 19, 2022 (at an exercise price of $1.65 per share as of the date of this Annual Report) which expire in January 2028;

•
up to 2,122,222 common shares that may be issued upon the exercise of warrants (the “August 2022 Warrants”) issued pursuant to a registered direct offering on August 12, 2022 (at an exercise price of $1.65 per share as of the date of this Annual Report) which expire in August 2027;

•
up to 14,300 common shares that may be issued upon the exercise (at an exercise price of $2.25 per share as of the date of this Annual Report) or exchange (for no additional cash consideration) of the Series A warrants (the “Series A Warrants”), which expire in March 2028; and

•	up to 4,097,000 common shares that may be issued upon the exercise of the Series B Warrants (at an exercise price of $2.25 per share as of the date of this Annual Report) which expire in March 2028.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was removed from the list of non-cooperative jurisdictions that same year. In February 2023, the Republic of the Marshall Islands was added again to the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement, and was subsequently removed again from the list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs. Although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Several of our subsidiaries are organized in the Republic of the Marshall Islands. The Marshall Islands has enacted economic substance regulations relating to, inter alia, shipping business activities, with which we could be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under these regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or being struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the EU will once again add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, (ii) what actions the Republic of the Marshall Islands may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the EU would react to any changes in legislation of the Marshall Islands, or (iv) how EU banks or other counterparties will react while we, or any of our subsidiaries, remain as entities organized and existing under the laws of the Republic of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a 114,000 DWT LNG ready LR2 Aframax product/crude oil tanker for a gross contract price of $63.3 million. We took delivery of the vessel (Hull 1515), which was named P. Massport, in July 2025.

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

On October 11, 2023, Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), launched a cash tender offer to purchase all of our outstanding common shares at a price of $3.00 per common share, subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023, as further amended and supplemented (the “Offer”). On March 16, 2026, the Offeror terminated the Offer and no common shares were purchased pursuant to the Offer.

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

On December 18, 2023, we entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, for a purchase price of $64.845 million per vessel, payable in instalments, net of third-party commission. The vessels (Hulls 1596 and 1597), named P. Tokyo and P. Marseille, were delivered in the third quarter of 2025 and in the first quarter of 2026, respectively.

During 2023, 57,490 Series C Preferred Shares were converted at the option of their holders into 1,064,207 common shares, calculated with an adjusted conversion price of $1.3576.

On March 8, 2024, we entered into time charter contracts with Clearlake Shipping Pte Ltd for our three newbuilding Aframax tanker vessels, the P. Massport, the P. Tokyo and the P. Marseille. Each employment is for a firm period of five years with the charterer’s option to extend for a sixth and seventh year. The gross charter rate is $31,000 per vessel per day for the firm period and a base rate plus profit share for the optional periods, if declared. Employment commenced upon delivery of the vessels.

On April 30, 2024, we entered into a shipbuilding contract with Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a scrubber fitted 75,000 DWT LR1 chemical/product oil tanker for a gross contract price of $56.5 million, with an option for the final purchase price to be reduced to $54.1 million, should certain technical conditions exist at delivery. We expect to take delivery of the vessel, to be named P. San Francisco, in the first quarter of 2027.

On July 16, 2024, we entered into a sale and leaseback financing agreement with an unaffiliated Japanese third party for our newbuild LR2 Aframax tanker vessel P. Massport. The bareboat financing amount totals $44.3 million and, as part of this agreement, the vessel was sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7,132 per day and a balloon payment of approximately $23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On October 24, 2024, we entered into a sale and leaseback financing agreement with an unaffiliated third party for our newbuild LR2 Aframax tanker vessel P. Tokyo. The bareboat financing amount totals approximately $45.39 million. As part of this agreement, the vessel was sold and then chartered back on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments at a fixed rate of $211,500 plus a variable rate calculated monthly at an implied interest rate of SOFR plus 2.1% per annum. Additionally, a balloon payment of approximately $20 million payable together with the last installment for the repurchase of the vessel. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

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

Effective January 2025, our fleet manager, Unitized Ocean Transport Limited has been renamed to Performance Shipping Management Inc.

On March 5, 2025, we entered into a sale and leaseback financing agreement with an unaffiliated third party for our newbuild LR2 Aframax tanker vessel P. Marseille. The bareboat financing amount totals $45 million and, as part of this agreement, the vessel was sold and chartered back on a bareboat basis for an eight-year period from delivery from the shipyard at bareboat charter rates equivalent to 96 monthly installments of $6,850 per day and a balloon payment of approximately $25 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.05% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On March 13, 2025, we entered into a Memorandum of Agreement to sell the 2011-built, 105,400 dwt Aframax tanker vessel, P. Yanbu, to an unaffiliated third party for a gross sale price of $39 million. The vessel was delivered to her new owner on March 24, 2025.

On April 7, 2025, we announced that we entered into a forward sale and exclusivity agreement with an unaffiliated third party, based on which the buyers are granted exclusive rights to submit a bid for the conversion of the vessel P. Sophia, in an auction for the provision of a Floating Production Storage and Offloading (FPSO) vessel for charter to a national oil company (the “Offshore Project”). If the buyer were awarded the Offshore Project by the expiration of the auction on April 5, 2026, the buyer would purchase the P. Sophia, for a gross sale price of $36.05 million. Additionally, if the vessel was delivered to the buyer on or before September 30, 2025, the gross sale price would be increased by $1.0 million. In September 2025, the buyer informed us that the P. Sophia was not selected for the Offshore Project. As a result, the potential forward sale and exclusivity agreement automatically lapsed, no sale will be completed under its terms, and the vessel will continue to operate in the Company’s fleet.

On July 2, 2025, we announced that we successfully placed $100.0 million of bonds in the Nordic bond market. The new bonds are due to mature in July 2029 and will pay a fixed coupon of 9.875% per annum, payable semi-annually in arrears and were priced at 97% of par. The bonds are secured in part by first priority mortgages over our two oldest tanker vessels, the P. Monterey and the P. Sophia. The offering closed on July 17, 2025, and we received net proceeds of $94.7 million which shall be used for tanker acquisitions or bond repurchases.

On July 23, 2025, we, through the vessel-owning subsidiaries of the vessels P. Aliki and P. Long Beach, signed a new loan agreement with Alpha Bank for an aggregate amount of $29.75 million with the purpose of refinancing their existing indebtedness with the lenders. The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, we drew down in full the amount of $29.75 million and repaid an equal amount in respect of the indebtedness of the old loan agreements with Alpha Bank, which were consequently terminated.

In July 2025, we took delivery of our newbuilding vessel Hull 1515, which was named P. Massport, and in September 2025, we took delivery of our newbuilding vessel Hull 1596, which was named P. Tokyo. At the time of the vessels’ delivery from the shipyard, as part of two previously signed sale and lease back agreements with unaffiliated third parties, we delivered the vessels to the new buyers collecting the financing amount of $44.25 million and $45.39 million, respectively, and chartered back the vessels for eight and ten years, respectively, on a bareboat basis. The agreements are repayable in monthly installments plus one balloon installment per agreement to be paid together with the last installment, and bear variable interest at SOFR plus a fixed margin. We have continuous options to repurchase the vessels at predetermined rates following the second anniversary of the bareboat charter.

On October 9, 2025, we announced that, through separate wholly-owned subsidiaries, we entered into Memoranda of Agreement with an unaffiliated third party for the purchase of the M/T Eco Bel Air and the M/T Eco Beverly Hills, both 157,286 dwt Suezmax tankers built in 2019 by Hyundai Samho Heavy Industries in South Korea. The vessels feature devices for wake optimization such as rudder bulbs and pre-swirl ducts for energy efficiency, eco-design featuring lower consumption electronic engines, and are scrubber-fitted. The purchase price was $75.4 million per vessel, net of brokerage commissions, and we took delivery of both vessels in December 2026. The vessels were renamed P. Bel Air and P. Beverly Hills, respectively.

On December 3, 2025, the re-election of Alex Papageorgiou and Mihalis Boutaris as Class III directors was approved by the requisite vote at our 2025 Annual Meeting.

Recent Developments

In January 2026, we took delivery of our newbuilding vessel Hull 1597, which was named P. Marseille. At the time of the vessel’s delivery from the shipyard, as part of a previously signed sale and lease back agreement with unaffiliated third parties, we delivered the vessel to the new buyers collecting the financing amount of $45.0 million and chartered it back for eight years on a bareboat basis.  The agreement is repayable in monthly installments plus one balloon installment to be paid together with the last installment, and bears variable interest at SOFR plus a fixed margin. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On January 26, 2026, we closed a $50.0 million tap issue, priced at 103.00% of par value, of our outstanding senior secured bond due July 17, 2029, paying a fixed coupon of 9.875% per annum, payable semi-annually in arrears. Following the tap issue, the total outstanding amount under the bonds is $150.0 million. Net proceeds from the tap issue will be used for general corporate purposes according to the terms of the bonds. On April 1, 2026, we completed the listing of the Bonds in the Oslo Stock Exchange.

On February 17, 2026, we announced that we signed a Memorandum of Agreement to sell the P. Sophia through a separate wholly-owned subsidiary to an unaffiliated third party for a gross sale price of $35.65 million. The vessel is expected to be delivered to her new owners in mid-2026, subject to customary closing conditions.

On March 2, 2026, we announced that, through two separate wholly-owned subsidiaries, we have signed two shipbuilding contracts for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels. The vessels are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of $81.5 million per vessel. The Company paid $12.23 million (or 15% of the purchase price) for each vessel on April 16, 2026, and will further pay 10% of the purchase price at each of the milestones of steel cutting, keel laying, and launching of the vessels; and the remaining 55% of the purchase price is payable upon the delivery of the vessels.

On March 17, 2026, we announced that we entered into a sale and leaseback financing agreement with an unaffiliated third party for our newbuild LR1 tanker newbuilding vessel, to be named P. San Francisco. The bareboat financing amount totals $37.8 million. As part of this agreement, the vessel will be sold and then chartered back on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments equivalent to $5,451 per day, with an implied interest rate of Term SOFR plus 2.00% per annum. Additionally, a balloon payment of approximately $18.1 million will be due together with the last installment. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On April 14, 2026, we announced that we signed a Memorandum of Agreement to sell the P. Aliki through a separate wholly-owned subsidiary to an unaffiliated third party for a gross sale price of $42.65 million. The vessel is expected to be delivered to her new owners by the end of the third quarter 2026, subject to customary closing conditions.

B.	Business Overview

We provide global shipping transportation services through the ownership of tanker vessels. As of the date of this annual report, our operating fleet consists of 9 Aframax tanker vessels and 2 Suezmax tanker vessels with a combined carrying capacity of 1,287,118 dwt and a weighted average age of approximately 9.2 years. Additionally, we expect to take delivery of one newbuild eco-design LR1 tanker in the first quarter of 2027 and two newbuilding Suezmax tanker vessels in October 2028 and May 2029. Founded in January 2010, our business initially focused on the ownership of container vessels. Over time, we have transitioned to a purely tanker fleet, successfully exiting the containership sector in August 2020.

During 2025, 2024 and 2023, we had a fleet utilization of 98.6%, 99.2% and 98.7% respectively, our vessels achieved a daily time charter equivalent rate of $31,246, $32,954 and $36,954, respectively, and we generated revenues from our vessels of $84.2 million, $87.5 million and $108.9 million, respectively.

Set forth below is summary information concerning our fleet as of the date of this annual report.

	Vessel	Year of Build	Capacity	Builder	Charter Type	Notes

Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Time-Charter
3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter	3
4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter	3
5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Time-Charter
7	P. MASSPORT	2025	114,036 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Time-Charter
8	P. TOKYO	2025	114,014 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter
9	P. MARSEILLE	2026	113,977 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter
Operating Suezmax Tanker Vessels
10	P. BEVERLY HILLS	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter
11	P. BEL AIR	2019	157,286 DWT	Hyundai Samho Heavy Industries Co., Ltd	Time-Charter
Newbuilding Suezmax Tanker Vessels
11	HULL 1627	-	158,000 DWT	China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter	1, 2
12	HULL 1628	-	158,000 DWT	China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Time-Charter	1, 2
Newbuilding LR1 Tanker Vessel
13	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Time-Charter	1, 2

1     As per management's current estimate, expected delivery dates for Hull 1624, to be named P. San Francisco, is January 2027, for Hull 1627 is October 2028, and for Hull 1628 is May 2029.

2    We have secured time charter contracts for Hulls 1624, Hull 1627 and Hull 1628, with employment to commence upon delivery of the vessels to the Company.

3   We have entered into two memoranda of agreements for the sale of vessels P. Sophia and P. Aliki. The vessels are expected to be delivered to their new owners by the end of the third quarter 2026.

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

Business Strategy

Our primary objective is to operate our business on behalf of our shareholders in a manner that is consistent with our business strategy. The key elements of our strategy are:

Fleet

Modern, High Specification Fleet. We intend to operate a fleet of modern, high specification tanker vessels that include high cargo-carrying capacity and competitive fuel efficiency. We believe these features will be commercially attractive to charterers because the high specifications will result in cost-effective vessels with increased flexibility, and we expect these factors will, in turn, maximize our vessels’ utilization rates. We believe that owning a versatile, modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver, and enables us to secure employment with high-quality counterparties. Since the initiation of our newbuilding program, we have ordered a total of six tanker vessels, of which three LR2 Aframax vessels have already been successfully delivered to our company. The remaining three vessels, comprising one LR1 chemical/product oil tanker and two Suezmax tankers, are expected to be delivered in early 2027 and late 2028 and early 2029, respectively. These newbuild tankers will significantly reduce our fleet age profile and will be equipped with scrubbers and ballast water treatment systems, feature the latest high-specification engines, and comply with stringent emission requirements. Our decision to invest in newbuild tankers reflects our focus on fuel efficiency and our commitment to participating in the energy transition.  As we grow our fleet, we intend to continue acquiring secondhand vessels built in well-established shipyards in South Korea, Japan, and China with high specifications and fuel efficiency standards. Depending on market conditions, we may continue to opportunistically purchase newbuild vessels equipped with the latest high specification engines and meeting the stringent emission requirements, which will be constructed in large and reputable shipyards and will result in an even more modern and highly competitive fleet composition.

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

Secondhand Acquisitions and Construction. We expect to grow our fleet primarily through selective acquisitions of secondhand tanker vessels from unaffiliated third parties and through entering into newbuilding contracts. We may also acquire vessels upon their delivery from the shipyard. During 2023 and 2024, we entered into four shipbuilding contracts for the construction of an eco-design LR1, and three LR2 tanker vessels; we took gradually delivery of the three of these newbuildings during 2025 and early January 2026, while the fourth newbuilding is expected to be delivered to us in the first quarter of 2027. Moreover, in March 2026, we signed two shipbuilding contracts for the construction of two newbuilding Suezmax tanker vessels, which are expected to be delivered to us in October 2028 and May 2029, respectively. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the seaborne transportation of crude oil and refined petroleum products, changes in trading patterns, the cash flow currently earned and our expectation of future cash flows to be earned by the target vessel relative to its value, as well as its condition and technical specifications.

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

Commercial

Balanced Fleet Deployment. Our commercial policy comprises of i) spot exposure, often through pool arrangements, via voyage charters and short-term time charters with a duration of less than 12 months and ii) period exposure via medium to long term charters with a duration of up to 60 months. When available, we will also consider entering hybrid contracts such as time charters with a fixed floor rate and profit-sharing participation in the spot market. Our commercial policy should provide us and our shareholders with less exposure to cyclical fluctuations in charter rates. Still, the spot market is very volatile, and our strategy will also expose us and our shareholders to periods when spot rates decline below the cash breakeven level of our fleet. In line with our strategy, our current fleet of tankers operate and are expected to operate under voyage charters and through pool arrangements and period time charters.

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

Financial

Maintain Low Leverage. Our policy is to incur an amount of debt that, upon its incurrence, does not cause our ratio of net debt-to-market value of our fleet to exceed our target of 35%. We believe that maintaining a level of indebtedness at or below our target policy will enable us to operate effectively in adverse market conditions. On December 31, 2025, our outstanding debt, including the Nordic bond, was $228.7 million, we held approximately $49.3 million in cash and cash equivalents (including restricted cash of $1.1 million), and our ratio of net debt to the value of our fleet was approximately 33%. However, despite our year-end net debt-to-market value ratio of approximately 33%, the possible new debt financing, which is expected to be used to partially fund the construction costs of our newbuilding vessels and will be incurred at the time of the vessels’ delivery to us, may increase our net debt-to-market value of our fleet, at or above our target level.

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

Our Customers

Our customers include national, regional, and international companies, such as ST Shipping Transport, Aramco Trading Company, Marathon Shipping, Exxon Mobil, AET Tankers and Maersk Tankers. In 2025, six of our charterers accounted for 84% of our revenues: AET Tankers PTE Ltd (12%), ST Shipping Transport (14%), Aramco Trading Company (18%), Clearlake (11%), Marathon (16%) and Maersk Tankers (ex Penfield Tankers (Aframax) LLC) (13%). In 2024, four of our charterers accounted for 80% of our revenues: ST Shipping Transport (26%), Aramco Trading Company (16%), Marathon Maritime Company (16%) and Maersk Tankers (ex Penfield Tankers (Aframax) LLC) (22%). In 2023, four of our charterers accounted for 84% of our revenues: ST Shipping Transport (28%), Aramco Trading Company (11%), Signal Maritime Aframax Pool LTD (13%) and Penfield Tankers (Aframax) LLC (32%). We believe that developing strong relationships with the end-users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, reliability, and track record are important factors in negotiating our vessels’ employment.

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

Our vessels are subject to both scheduled and unscheduled inspections by a range of governmental and private entities. These include local port authorities, national authorities such as Port State Control or the United States Coast Guard (“USCG”), harbormasters, classification societies, flag state administrations, and, notably, charterers who conduct their own assessments through terminal inspections and the SIRE 2.0 inspection regime.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that our vessels operate in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious future marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations (“UN”) agency for maritime safety and the prevention of pollution by vessels, has adopted MARPOL, SOLAS, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”), and the “LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms. MARPOL applies to vessels of any type, operating in the marine environment, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the IMO’s Marine Environmental Protection Committee, or the MEPC, amendments to Annex I Condition Assessment Scheme have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (the “ESP Code”) which provides for enhanced inspection programs. Effective July 1, 2024, amendments to the ESP Code addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (“EGCS”). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain Emission Control Areas (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. MARPOL Annex VI establishes procedures for designating ECAs. The IMO has designated several ECAs, including specified portions of the Baltic Sea area, the North Sea area, the North American area and the United States Caribbean Sea area. In December 2022, the IMO adopted amendments designating the Mediterranean Sea as an ECA for sulphur oxide emissions, which entered into force in May 2025. In April 2025, the IMO also approved the designation of the North-East Atlantic Ocean as an ECA for sulphur oxide, nitrogen oxide and particulate matter emissions, subject to the adoption of amendments to MARPOL Annex VI At MEPC 82, the IMO adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which entered into force on March 1, 2026, taking effect on March 1, 2027. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the higher price of fuel with low sulfur content and this may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (the “EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. At its 83rd session in April 2025, the IMO’s Marine Environment Protection Committee (“MEPC 83”) approved draft amendments to MARPOL Annex VI establishing the “IMO Net-Zero Framework.” The proposed framework includes a technical element in the form of a marine fuel standard aimed at reducing the greenhouse gas intensity of marine fuels and an economic element designed to price greenhouse gas emissions from international shipping. The draft amendments are expected to be considered for adoption at a future session of the MEPC. If adopted, the amendments would enter into force in accordance with the MARPOL amendment procedures.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA, to vessels constructed on or after January 1, 2021 and operating in the Baltic Sea ECA or North Sea ECA, to vessels with keels laid on or after January 1, 2025 operated in the Canadian Arctic ECA, and to certain vessels as early as March 1, 2026, depending on vessel construction and delivery dates and operating in the Norwegian Sea ECA, as well as ECAs designated in the future by the IMO. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage (“GT”) to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers, with the remaining vessels required to comply from January 1, 2025. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments came into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect from January 1, 2023, ships of at least 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements entered into effect on January 1, 2023. At MEPC 83, amendments were adopted establishing revised operational carbon intensity reduction factors applicable for the period from 2027 through 2030.

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life, personal injury claim or property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our technical management team has developed, which constitutes a functional Management System (MS), conforming to ISM Code requirements, which includes a safety and environmental protection policy, safe operating procedures, defined levels of authority, procedures for internal audits, etc. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System, which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a safety management certificate (an “SMC”) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain an SMC unless its manager has been awarded a document of compliance (“DOC”), issued by each flag state (or a Recognized Organization on behalf of the flag administration), under the ISM Code. We have obtained applicable DOCs for our offices and SMCs for all of our vessels. The DOCs and SMCs are renewed as required.

Amendments to SOLAS chapter II-2, which are intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, entered into force  on January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 apply to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of at least 150 meters in length, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers. Amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective and address inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods; and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments to the IMDG Code relating to the segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

The IMO has also adopted the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in a possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. Additional requirements apply to U.S. flagged vessels. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered globally into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management Systems (“BWMS”), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. MEPC 72’s amendments to the BWM Convention requires all ships to meet the D-2 standard. Compliance  with these requirements  may increase costs for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in 2022, and other amendments concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

The IMO adopted the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Associations in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either based on fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service, or before an International Anti-fouling System Certificate is issued for the first time and subsequent surveys are required when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply cybutryne or reapply anti-fouling systems containing cybutryne from January 1, 2023.

All of our vessels have obtained Anti-fouling System Certificates per the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels has a valid SMC, a document issued to the vessel which signifies that the Company and its shipboard management operate under the approved Management System. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions, or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance for $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The CWA prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. During the rulemaking process, the EPA advised it would provide guidance implementing the pre-2015 definition of WOTUS. On November 17, 2025, the EPA and Army Corps proposed a new definition of WOTUS to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026 and will be taken into consideration as federal agencies take final action on the rule.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and thus the Vessel Incidental Discharge National Standards of Performance were published on October  9, 2024. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Therefore, until new USCG regulations are final and enforceable, non-military non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the 2013 VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We shall submit NOIs for our vessels where required.

Compliance with the EPA, USCG, and state regulations requires the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in 2013 VGP.

European Union Regulations

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for maritime (“ETS”) which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” starting June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025.

More specifically, ETS is to apply gradually over the period from 2024 2026. 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025; 100% of allowances will have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The first compliance deadline was September 30, 2025 and, going forward, compliance is required on September 30 of each year. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Over time, amendments have emerged that will allow 100% of non-EU emissions to be caught, as a result of the IMO’s recent failure to introduce global market measures. In addition, the EU MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will likely apply to ships that are between 400GT and 5,000GT starting from circa 2027. EU MRV already captures cargo and offshore vessels between 400GT and 5,000GT as of January 1, 2025. The first deadline for the surrender of allowances was September 30, 2025, with a few shipping companies missing the deadline for opening a Maritime Operator Holding Account on time and incurring penalties of €100 per each unreported ton of carbon. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures have been put in place across the industry, at significant cost, to continue to manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Due to delays in the incorporation of the regulation into the Agreement on the European Economic Area (“EEA”), there will be delays in its implementation in Europe. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions whether to pool, bank or borrow Fuel EU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impact on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO adopted the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, to facilitate early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU-flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this. Notably, the Hong Kong Convention has seen weak implementation and poor results to date, suggesting the EU may elect not to alter its regulation for the moment.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by the type, age and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2016/802 of the Council of May 11, 2016 introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berths in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species, and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net-zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (the “CSRD”). EU member states have 18 months to integrate it into national law. The CSRD creates new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 has been postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States' withdrawal from the Paris Agreement, which took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy for the reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identified a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions from transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008 and (3) adoption of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emissions by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026. The UK too is considering introducing a UK-based emissions trading scheme to apply from July 1, 2026 for ships above 5,000GT but for domestic voyages only (i.e. voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

As noted above, at the MEPC 70 meeting in October 2016, IMO DCS was adopted which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data is reported to the flag state. If the data has been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the EEA must be reported in two separate, but largely overlapping, systems: the EU MRV, which has applied since 2018, and the IMO DCS, which has applied since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems, however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MARPOL Annex VI requiring ships to reduce greenhouse gas emissions. The Revised Annex VI entered into force on November 1, 2022. and introduced carbon intensity measures, including the Energy Efficiency Existing Ship Index (“EEXI”) and the Carbon Intensity Indicator (“CII”). Further amendments to Annex VI relating to the reporting of EEXI and CII values to the IMO Data Collection System were adopted at MEPC 79 and became effective on May 1, 2024.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. For example, the EPA held a public hearing in January 2023 on a proposal to achieve comprehensive emissions reductions and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a joint Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect. The EPA is evaluating options and obligations with respect to implementing CAA section 136(c-g) (pertaining to methane emissions and waste reduction).

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

•
a continuous synopsis record kept on board showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have onboard a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us.

All vessels have been issued with ISSC, which is subject to verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and the Arabian Sea areas and the West Africa area, including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of the detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP Maritime Security Guidelines.

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

The Class and Statutory Certificates need to be renewed every five (5) years. A vessel must undergo a five-year survey cycle consisting of periodical surveys, such as annual and intermediate surveys, and special or renewal surveys. Periodical surveys are carried out to confirm the vessel’s compliance with Rules and Regulations. In the scope of ensuring the vessel’s structural integrity, a docking survey is required twice in the five-year cycle and without exceeding a 36-month interval between surveys. Vessels younger than fifteen (15) years old can be exempted from the intermediate docking survey by an Underwater Inspection to Class acceptance. In lieu of a special survey, the vessel’s Machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. In addition, Hull and Construction are surveyed and tested, resulting in the renewal of Class and Statutory Certificates. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, docking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our bonds or loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance Coverage

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruptions due to political circumstances in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ownership days	2,577	2,562	2,901
Available days	2,528	2,525	2,830
Operating days	2,492	2,506	2,793
Fleet utilization	98.6%	99.2%	98.7%
Time charter equivalent (TCE) rate	$31,246	$32,954	$36,954
Daily operating expenses	$8,384	$7,712	$7,537

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	$84,172	$87,445	$108,938
Less voyage expenses	$(5,181)	$(4,237)	$(4,358)
Voyage and time charter equivalent rates	$78,991	$83,208	$104,580
Available days	2,528	2,525	2,830
Time charter equivalent (TCE) rate	$31,246	$32,954	$36,954

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

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage and Shipping Corp. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. For 2026, we expect our general and administrative expenses to remain relatively stable, as these expenses are largely fixed and not significantly impacted by changes in our fleet size. However, if inflation rates rise, we anticipate an increase in these expenses.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of December 31, 2025, our aggregate outstanding debt amounted to $228.7 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Interest Income

Interest earned on cash and cash equivalents and restricted cash constitutes our interest income, which is separately presented in the consolidated statement of operations. For 2026, we expect our interest income to remain relatively constant, should we maintain our current level of cash balances, and assuming that the interest rates remain approximately the same.

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

Our Fleet - Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “Critical Accounting Estimates and Policies” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In 2025, 2024 and 2023, we did not record any impairment charge.

Based on: (i) the carrying value of each of our vessels as of December 31, 2025 plus the carrying value of any unamortized dry docking cost; and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2025, the aggregate charter-free market values at the time exceeded their aggregate carrying value of all of our vessels by approximately $93.6 million, and also there were no individual vessels whose charter-free market value was below its book value.

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

				Carrying Value of vessels; net book value, unamortized drydock cost (in millions of US dollars)
Vessel		DWT	Year Built	At December 31, 2025	At December 31, 2024
1.	Blue Moon	104,623	2011	$22.1	$23.7
2.	Briolette	104,588	2011	$21.9	$23.6
3.	P. Sophia	105,071	2009	$22.5	$24.8
4.	P. Aliki	105,304	2010	$29.9	$31.6
5.	P. Monterey	105,525	2011	$28.7	$30.8
6.	P. Long Beach	105,408	2013	$37.2	$39.8
7.	P. Yanbu	105,391	2011	$-	$17.7
8.	P. Massport	114,036	2025	$66.3	$-
9.	P. Tokyo	114,014	2025	$67.5	$-
10.	P. Beverly Hills	157,286	2019	$77.9	$-
11.	P. Bel Air	157,286	2019	$77.8	$-
Total Carrying Value				$451.8	$192.0

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

In detail, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in our exercise taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with our historical performance since the acquisition of our tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under our fleet employment strategy. For 2025, 2024 and 2023, we assessed that there were no indications for potential impairment of any of our vessels, including vessels under construction.

RESULTS OF OPERATIONS

Year ended December 31, 2025, compared to the year ended December 31, 2024

Results of Operations
	For the Years Ended December 31,
	2025	2024	variation	% change
	in millions of U.S. dollars
Revenue	$84.2	$87.5	$(3.3)	(3.8)%
Voyage expenses	$(5.2)	$(4.2)	$(1.0)	23.8%
Vessel operating expenses	$(21.6)	$(19.8)	$(1.8)	9.1%
Depreciation and amortization of deferred charges	$(15.1)	$(13.4)	$(1.7)	12.7%
General and administrative expenses	$(9.7)	$(8.3)	$(1.4)	16.9%
Gain on vessel’s sale	$19.5	$0.0	$19.5	-
Foreign currency losses	$(0.1)	$(0.0)	$(0.1)	-
Interest and finance costs	$(6.8)	$(1.4)	$(5.4)	385.7%
Interest income	$4.8	$3.3	$1.5	45.5%
Net income	$50.0	$43.7	$6.3	14.4%

Net Income. Net income for 2025 amounted to $50.0 million, compared to a net income of $43.7 million in 2024. The income of the year ended December 31, 2025, was higher as compared to 2024, mainly because of the gain of $19.5 million recorded in connection with the sale of our tanker vessel P. Yanbu in March 2025.

Revenues. Revenues for 2025 amounted to $84.2 million, compared to $87.5 million in 2024. In 2025, revenues decreased mainly as a result of lower TCE rates achieved in 2025. On average, the TCE’s achieved by our tanker vessels amounted to $31,246 in 2025 and $32,954 in 2024.

Voyage Expenses. Voyage expenses for 2025 amounted to $5.2 million, compared to $4.2 million in 2024. Voyage expenses mainly consist of bunkers costs, port and canal expenses, EU ETS expenses and commissions paid to third-party brokers. The increase in voyage expenses in 2025 compared to 2024 was mainly attributable to the EU allowances related expense, in connection with the EU ETS compliance.

Vessel Operating Expenses. Vessel operating expenses for 2025 amounted to $21.6 million, compared to $19.8 million in 2024, and mainly consist of crew wages and related costs, consumables and stores, insurances, repairs and maintenance costs, environmental compliance and other miscellaneous expenses. The increase in operating expenses is attributable to increased average crew and stores and spares costs.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges in 2025 amounted to $15.1 million, compared to $13.4 million in 2024, and mainly represent the depreciation expense and the amortization of the dry-dock costs for our vessels. The increase in 2025 was mainly attributable to increased depreciation expense, after the delivery of the vessels P. Massport, P. Tokyo, P, Bel Air and P. Beverly Hills from July to December 2025, despite the disposal of the vessel P. Yanbu in March 2025, and also due to increased drydock amortization expense, after the special survey completed of the vessel P. Aliki in September 2025, and of the P. Sophia in November 2024.

General and Administrative Expenses. General and administrative expenses for 2025 amounted to $9.7 million, compared to $8.3 million in 2024, and mainly consist of payroll expenses of the office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase in general administrative expenses was mainly attributable to increased payroll and consultancy fees, offsetting the decreased legal costs.

Gain on Vessel’s Sale. During 2025 we recorded a gain of $19.5 million in relation to the sale of our vessel P. Yanbu in March 2025. In 2024 there were no vessels’ disposals.

Interest and Finance Costs. Interest and finance costs for 2025 amounted to $6.8 million, compared to $1.4 million in 2024, and includes the interest expense on our bank loans, our sale-leaseback facilities and our bond, and also imputed interest capitalized for the four newbuilding vessels P. Massport, P. Tokyo, P. Marseille and P. San Francisco. The increase of interest and finance costs in 2025 is mainly attributable to our $100.0 million bond issued in July 2025, for which we pay a fixed coupon of 9.875% per annum. Imputed interest, capitalized, increased to $3.0 million in 2025 from $2.4 million in 2024.

Interest Income. Interest income for 2025 and 2024 amounted to $4.8 million and $3.3 million, respectively, and mainly consisted of interest income received on deposits of cash and cash equivalents. The interest income in 2025 increased as compared to 2024, mainly due to increased average cash deposits held during the year.

Year ended December 31, 2024, compared to the year ended December 31, 2023

Please refer to our annual report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on April 16, 2025.

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

During the COVD-19 pandemic, global financial markets, including financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn. More recently, the war between Russia and Ukraine and resulting sanctions, and the Middle East disruption have disrupted supply chains and cause instability in the energy markets and the global economy, which have experienced significant volatility. Credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

As of December 31, 2025 and 2024, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $31.8 million and $64.0 million, respectively. Management monitors the Company’s liquidity position to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Our loan facilities require that we maintain a minimum liquidity balance (compensating cash balance) and a certain level of restricted cash throughout the life of the loans. Currently, and in the short- and long-term, our primary sources of funds are and are expected to be available cash, cash from operations, proceeds from long-term debt and proceeds from equity offerings, or a combination of those. Our primary liquidity needs in the short- and long-term are expected to include debt amortization, capital expenditures for the acquisition of new vessels, and the payment of preferred dividends. We believe that our working capital will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the period presented in the financial statements included in this report, and that these sources of funds which we anticipate being available to us will be sufficient to meet our long-term liquidity needs.

For the upcoming 12 months from the date of this annual report, we expect to drawdown approximately $37.8 million under our sale and leaseback agreements, and we are obligated to make debt payments of $18.7 million in the aggregate under the terms of our existing loan facilities (including $12.8 million as full repayment of the P. Aliki portion under the Alpha Bank loan upon the vessel’s sale), payments under our sale and leaseback agreements of our newbuilding vessels of $8.1 million, payments under our bonds $14.8 million, and dividends of $1.8 million in the aggregate will accrue on our outstanding Series B Preferred Shares and Series C Preferred Shares, assuming that the number of our Series B Preferred Shares and Series C Preferred Shares remained unaltered, and that such dividends are paid in cash.

With respect to the shipbuilding contract of the Hull 1624 that we entered into in April 2024, in June 2024 we paid the first installment of the purchase price in the amount of $8.5 million, in December  2025 we paid the second installment in the amount of $5.7 million, and we will additionally pay 10% of the purchase price at each of the milestones of keel laying, and launching of the vessel, and the remaining 55% of the purchase price is payable upon the delivery of the vessel. On April 16, 2026 we made the first installment payments under the shipbuilding contracts we entered into on March 2, 2026, while the remaining installments are tied to specific construction milestones, the timing of which is uncertain. For additional information on the amortization of our long-term debt obligations, see “—Loan Facilities.” For information on our future capital expenditures, see “—Capital Expenditures.” In order to meet our liquidity needs, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the tankers’ charter market, that are beyond our control.

Cash Flow

As of December 31, 2025, cash and cash equivalents amounted to $49.3 million (including restricted cash of $1.1 million and compensating cash balances of $20.0 million), compared to $71.3 million (including restricted cash of $1.0 million and compensating cash balances of $10.0 million) for the prior year. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2025 amounted to $50.1 million. Net cash provided by operating activities in 2024 amounted to $59.9 million. Net cash provided by operating activities in 2023 amounted to $68.0 million. Cash from operations in 2025 decreased compared to 2024, mainly due to slightly lower TCE rates and increased daily operating expenses, as compared to 2024. Cash from operations in 2024 decreased compared to 2023, mainly due to reduced ownership days of our fleet and to slightly lower TCE, as compared to 2023.

Net Cash (Used in) / Provided by Investing Activities

Net cash used in investing activities in 2025 was $244.6 million and consists of $26.9 million that we paid as advances and other capitalized costs for our newbuildings, $254.6 million that we paid for vessel acquisitions, $36.9 million net proceeds received from the sale of one Aframax tanker vessel during the year, and $54 thousand we paid for equipment additions.

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

Net Cash Provided by / (Used In) Financing Activities

Net cash provided by financing activities in 2025 was $172.5 million and consists of $119.4 million of loan proceeds, $97.0 million of bond proceeds, net of discounts, $38.4 million of loan repayments, $3.7 million paid for financing costs and $1.8 million that we paid as cash dividends to our preferred shareholders.

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

Loan Facilities

As of December 31, 2025, we had $41.2 million of long-term debt outstanding under our bank loan facilities. As of April 24, 2026, we had $38.3 million aggregate amount of indebtedness outstanding under our bank loan facilities. As of December 31, 2024, we had $47.7 million of long-term debt outstanding under our bank loan facilities.

As of December 31, 2025 and 2024, and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Our bank loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and currently bear variable interest at SOFR plus a fixed margin ranging from 0.50% to 2.50%. Their maturities fall due from August 2028 to July 2030. As of December 31, 2025, all our bank loans were collateralized by four out of our ten tanker vessels. For a description of our loan facilities, please see Note 7 to our annual consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2025, the outstanding balance on the Nordea RCF was $12.5 million.

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

In April 2024, we agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. We can, at our option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as we have not received from the lenders any notice for an event of default, and may, at our option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of December 31, 2025, we had placed in Alpha Bank’s collateral accounts the aggregate amount of $28.7 million, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in our consolidated balance sheets.

In July 2025, we, through two of our wholly owned subsidiaries, signed a new loan agreement with Alpha Bank for an aggregate amount of $29.8 million with the purpose of refinancing the existing indebtedness with the lenders. The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, we drew down in full the amount of $29.8 million and repaid an equal amount in respect of the indebtedness of the previous loan agreements with Alpha Bank, which were consequently terminated. As of December 31, 2025, the outstanding balance on the Alpha Bank loan was $28.7 million.

Sale-Leaseback Agreements:

As of December 31, 2025, we had $87.5 million of debt outstanding under our sale-leaseback agreements. As of April 24, 2026, we had $130.2 million aggregate amount of indebtedness outstanding under our sale-leaseback agreements. Their maturities fall due from 2033 to 2035.

On July 16, 2024, we entered into a sale and leaseback agreement with an unaffiliated third party for our vessel P. Massport. The bareboat financing amount totals $44.3 million and as part of this agreement, the vessel was sold upon its delivery from the shipyard and was chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $7,132 per day and a balloon payment of approximately $23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On October 24, 2024, we entered into a sale and leaseback agreement with an unaffiliated third party for our vessel P. Tokyo. The bareboat financing amount totals approximately $45.39 million. As part of this agreement, the vessel was sold upon its delivery from the shipyard and then chartered back on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments at a fixed rate of $211,500 plus a variable rate calculated monthly at an implied interest rate of SOFR plus 2.1% per annum. Additionally, a balloon payment of approximately $20 million payable together with the last installment for the repurchase of the vessel. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On March 5, 2025, we entered into a sale and leaseback agreement with an unaffiliated third party for our vessel P. Marseille. The bareboat financing amount totals $45 million and as part of this agreement, the vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of $6,850 per day and a balloon payment of approximately $25 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.05% per annum. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

On March 16, 2026, we entered into a sale and leaseback agreement with an unaffiliated third party for one of our newbuild LR1 tanker newbuilding vessels. The bareboat financing amount totals $37.8 million. As part of this agreement, the vessel will be sold and then chartered back to the Company on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments equivalent to $5,451 per day, with an implied interest rate of Term SOFR plus 2.00% per annum. Additionally, a balloon payment of approximately $18.1 million will be due together with the last installment. We have continuous options to repurchase the Vessel at predetermined rates following the second anniversary of the bareboat charter.

Nordic Trustee Bond (“the Bonds”)

On July 2, 2025, we successfully placed $100.0 million of bonds in the Nordic bond market. The new bonds are due to mature in July 2029 and pay a fixed coupon of 9.875% per annum, payable semi-annually in arrears and were priced at 97% of par. At the closing of the offering on July 17, 2025, we received net proceeds of $94.7 million, which should be used for tanker acquisitions or bond repurchases. The bonds are partially secured by first priority mortgages over our two oldest tanker vessels, the P. Monterey and the P. Sophia, for which we signed a Memorandum of Agreement to sell to unaffiliated parties in mid 2026. The bond proceeds were blocked and restricted, until their utilization in December 2025 for the acquisition of the two Suezmax vessels P. Beverly Hills and P. Bel Air. As per the bond terms, if any collateral vessel is sold, then have the option to use the sale proceeds to repay similar part of the bond, or to keep the sale proceeds for the purpose of buying additional tanker vessels. The bond agreement also includes customary informational and financial covenants and requires a minimum cash liquidity of $20.0 million at all times during the bond period. We are permitted to make dividend distributions, provided that no events of default exist, and up to a certain percentage of our net profits.

On January 13, 2026, we further announced that we successfully placed a $50.0 million tap issue in Bonds, paying a fixed coupon of 9.875% per annum, payable semi-annually in arrears. The tap issue was priced at premium at 103.00% of par value and was initiated by a reverse inquiry, and the amount received, inclusive of the premium and net of expenses was $50.7 million. Following the tap issue, the total outstanding amount under our Bonds is $150.0 million. The tap issue was closed on January 27, 2026. The regulation of use of proceeds under the tap issue is for general corporate purposes according to the terms of the tap issue. On April 1, 2026 we completed the listing of the Bonds in the Oslo Stock Exchange.

Covenants and Security

Our loan facilities have financial covenants, which require us to maintain, among other things:

•	Minimum hull value of the financed vessels.

•	Minimum cash liquidity. As of December 31, 2025 and 2024, the maximum compensating cash balance required under our loan agreements and bond amounted to $20.0 million and $10.0 million, respectively.

Our loan facilities also contain undertakings limiting or restricting us from, among other things:

•	Effecting dividend distributions following the occurrence of an event of default.

•	Effecting certain changes in shareholdings.

Our secured loan facilities are generally secured by, among other things:

•	A parent guarantee by Performance Shipping Inc.

•	First priority mortgages over the financed tanker vessels.

•	First priority assignments of earnings, insurances and of any charters exceeding durations of two years.

•	Pledge over the borrowers’ shares and over their earnings accounts.

•	Undertakings by the vessels’ managers.

As of December 31, 2025, and the date of this report, we were in compliance with all of our loan covenants.

Capital Expenditures

Our future capital expenditures relate to the purchase of vessels, building of vessels and vessel upgrades. Our primary sources of funds will be available cash, cash from operations, proceeds from long-term debt and equity contributions from shareholders, or a combination of those.

On March 7, 2023, we entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) had a gross contract price of $63.3 million. It was delivered on July 29, 2025 and named P. Massport. The purchase price of the newbuilding was payable in five instalments, with the first one at the signing of the contract at $9.5 million, the second, third and fourth at $6.3 million each at each of the milestones of steel cutting, keel laying, and launching of the vessel, and the final instalment for the balance of the amount or $34.9 million at the delivery of the vessel. Following delivery to the Company, the P. Massport was delivered to the charterer and commenced operations under the five-year time charter contract at a gross rate of $31,000 per day, with options for a sixth and seventh year at a base rate plus profit-sharing.

On December 18, 2023, we entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels, at a gross purchase price of $64.8 million per vessel. Hull 1596 was delivered on September 1, 2025 and named P. Tokyo. Hull 1597 was delivered on January 13, 2026 and named the P. Marseille. The purchase price for each newbuilding was payable in instalments as follows: 15% of the purchase price was payable upon receipt of a refund guarantee; 10% of the purchase price was payable at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price was payable upon the delivery of the vessels. Following delivery to the Company, each vessel was delivered to its respective charterer and commenced operations under its five-year time charter contract, with options for a sixth and seventh year at a base rate plus profit-sharing.

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

Furthermore, on October 7, 2025, we signed two Memoranda of Agreement with an unaffiliated third party for the purchase of two 157,286 dwt Suezmax tankers, whose purchase price was $77.78 million per vessel. In December 2025 we took delivery of the vessels, which were renamed P. Bel Air and P. Beverly Hills.

Finally, on March 2, 2026, we signed two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels. The vessels, Hull 1627 and Hull 1628, are expected to be delivered to us in October 2028 and May 2029, respectively, at a contract price of $81.5 million per vessel. We paid $12.23 million (or 15% of the purchase price) for each vessel on April 16, 2026, and will pay 10% of the purchase price at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price upon the delivery of the vessels.

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

Tanker Shipping Market

Global oil demand increased by 0.7% in 2025. While initial expectations pointed to a similar rate of growth in 2026, at approximately 0.7% (104.2 million barrels per day), this outlook has become increasingly uncertain following the sharp reduction in oil flows through the Strait of Hormuz and resulting supply disruptions. As a result, downward revisions to demand expectations are likely in the near term.

Seaborne total oil trade is expected to decline by approximately 0.6% in terms of tonne-miles in 2026, reflecting reduced export volumes from the Middle East and broader trade disruptions. However, trade is expected to rebound in 2027, increasing by approximately 2.5%, supported by an assumed normalization in market conditions.

Market conditions across the crude oil tanker sector have become highly volatile in 2026.  While underlying fundamentals indicate limited demand growth (with crude tanker dwt demand projected to decline marginally by 0.2%) against a projected crude tanker trading fleet expansion of 3.7%, recent geopolitical developments have materially tightened effective supply. The escalation of conflict in the Middle East and the sharp reduction in vessel transits through the Strait of Hormuz have led to significant dislocations in global oil flows. These disruptions have resulted in a shift towards longer-haul trade routes. As a result, tanker earnings have surged to historically elevated levels in the short term, despite relatively weak underlying supply-demand fundamentals.  Nevertheless, the recent geopolitical events, combined with tightening sanctions and ongoing disruptions to Middle East trade flows, continue to create a highly uncertain market environment, while their long-term impact on the tanker markets remains dependent on the duration of current disruptions and any normalization in global oil trade routes.

According to industry sources, the average spot earnings for an Aframax tanker trading on selected routes (e.g., Intra-Asia, Med-Med, Black Sea-Med and others) in 2025 was a daily TCE rate of $43,806. This compares to an estimated daily TCE rate of $44,487 in 2024. In the Aframax tanker segment, it is expected that the trading Aframax crude tanker fleet will grow by 0.6% in 2026, while demand for transportation via crude Aframax tankers is projected to remain unchanged over the same period.

Similarly, the average spot earnings for Suezmax tankers in 2025 stood at $54,313 per day, compared to $47,188 per day in 2024. In the Suezmax segment, the trading fleet is expected to expand by 6.5% in 2026, while demand for transportation via Suezmax tankers is projected to increase marginally by 0.1% over the same period.

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

Impact of global conflicts

Furthermore, the ongoing war between Russia and the Ukraine has amplified volatility in the tanker market, disrupting supply chains and causing instability in the global economy. The United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict in Ukraine could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom. As of December 31, 2025, and during the year ended December 31, 2025, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

In general, war and global conflicts can have direct and indirect impact on the trade of crude oil and refined petroleum products. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping and the tanker market.

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

Name	Age	Position
Andreas Michalopoulos	55	Class I Director, Chief Executive Officer and Secretary
Loïsa Ranunkel	48	Class I Director
Aliki Paliou	50	Class II Director and Chairperson of the Board
Alex Papageorgiou	54	Class III Director
Mihalis Boutaris	51	Class III Director
Anthony Argyropoulos	61	Chief Financial Officer

The term of the Class I directors expires in 2026, the term of the Class II directors expires in 2027, and the term of the Class III directors expires in 2028.

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

Anthony Argyropoulos has served as our Chief Financial Officer since October 2020. Anthony Argyropoulos is the founder and Managing Director of Seaborne Capital Advisors, a financial advisory firm based in Athens, Greece, with a focus on the shipping and maritime industries. Prior to Seaborne Capital Advisors, Anthony Argyropoulos was a Partner at Cantor Fitzgerald & Co. until September 2011, where he was responsible for the investment banking group’s activities in the maritime sector. Through early 2004, he was a Senior Vice President with Jefferies & Company, Inc., where he was instrumental in developing their maritime investment banking practice. Anthony Argyropoulos graduated from Deree College, Athens, with a B.A. in Economics and from Bentley College, Waltham, Mass. with an M.B.A. in Finance. He is a member of the Beta Gamma Sigma honor society of collegiate schools of business. He is a frequent speaker in global shipping events, contributor to several publications and recipient of a number of awards.

B.	Compensation

Effective March 1, 2020, our senior management is remunerated based on their consultancy or employment agreements, as applicable. Pursuant to the consultancy agreement we have in place with Anthony Argyropoulos, our Chief Financial Officer, we have agreed to pay Anthony Argyropoulos additional cash compensation in the amount of 0.50% of the consideration paid or received by us in connection with certain capital raising and other transactions.

For 2025, the aggregate fees and bonuses of our executive officers amounted to $3.3 million.

During 2025, our non-executive directors received annual compensation in the aggregate amount of $30,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairperson of the board received annual compensation of $60,000. In addition, a committee chairman received an additional $10,000 annually, and other committee members received an additional $5,000 annually. In addition, on October 12, 2023, a special committee was formed in connection with the tender offer commenced by Sphinx Investments Corp. and any related matters, the members of which receive $10,000 annually and the chairman $20,000 annually. We do not have a retirement plan for our officers or directors. For 2025, fees, bonuses and expenses to non-executive directors amounted to $0.3 million.

On January 1, 2021, we granted to Anthony Argyropoulos, our Chief Financial Officer, stock options to purchase 8,000 of our common shares as share-based remuneration, which can be exercised only when our stock price increases. The stock options were exercisable at a price range between $150.00 and $450.00 per share, for a term of five years and expired on December 31, 2025. No stock options were exercised.

In 2025, compensation costs relating to the aggregate amount of stock option awards amounted to $Nil. In addition, in 2025, compensation costs relating to restricted stock awards that were issued in prior years were $Nil.

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

The following table presents the number of shoreside personnel employed by our in-house manager and the number of seafaring personnel employed by our vessel-owning subsidiaries as of December 31, 2025, 2024, and 2023.

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Shoreside	36	34	30
Seafaring	256	177	179
Total	292	211	209

E.	Share Ownership

With respect to the total amount of common shares owned by our officers and directors individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding ownership of our common shares of which we are aware as of April 22, 2026, for (i) beneficial owners of five percent or more of our common shares; and (ii) our officers and directors, individually and as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name	Number of Common Shares	Percentage Owned (1)
Aliki Paliou (2)(4)	24,339,761	66.2%
Andreas Michalopoulos (3)(4)	1,043,425	7.7%
Sphinx Investment Corp.(5)	1,033,859	8.3%
Loïsa Ranunkel	-	-
Alex Papageorgiou	-	-
Mihalis Boutaris	-	-
Anthony Argyropoulos	-	-
All officers and directors as a group	25,383,186	73.9%

(1) Percentages based on 12,432,158 common shares outstanding as of April 22, 2026.

(2) This information is derived from Amendment No. 3 to Schedule 13D jointly filed with the SEC on March 20, 2024 by Mango Shipping Corp. and Aliki Paliou. Aliki Paliou, the Chairperson of our board of directors, owns and controls Mango Shipping Corp. As a result, Aliki Paliou may be deemed to beneficially own shares held by Mango Shipping. Aliki Paliou may be deemed to beneficially own the Common Shares issuable upon conversion of 1,314,792 Series C Preferred Shares held directly by Mango Shipping. The Series C Preferred Shares carry superior voting rights. For a description of the rights of the Series C Preferred Shares, see “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein, and the risk factor under “Item 3. Key Information—D. Risk Factors” entitled “Aliki Paliou, the Chairperson of the Board, controls a majority of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.”

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

(4) The Series C Preferred Shares are convertible at a rate equal to the Series C Liquidation Preference of $25.00 per Series C Preferred Share, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by a conversion price of $1.3576 per Common Share.  As of April 22, 2026, Aliki Paliou may be deemed to beneficially own 24,339,481 common shares through Mango Shipping Corp. issuable upon conversion of Series C Preferred Shares. As of April 22, 2026, Andreas Michalopoulos may be deemed to beneficially own 1,043,005 common shares through Mitzela Corp. issuable upon conversion of Series C Preferred Shares. Additionally, Aliki Paliou may be deemed to beneficially own 280 restricted common shares through Mango Shipping Corp. Andreas Michalopoulos may be deemed to beneficially own 420 restricted common shares through Mitzela Corp. All other officers and directors each own 0% of our outstanding common shares.

(5) This information is derived from an Amendment No. 17 to Schedule 13D jointly filed with the SEC on March 16, 2026 by Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company owned by Mr. George Economou.

In the normal course of business, there have been institutional investors that buy and sell our shares, and significant changes in the percentage ownership of such investors has occurred, as reflected in beneficial ownership reports filed with the SEC.

As of April 24, 2026, we had 8 shareholders of record, 1 of which was located in the United States, 1 of which was CEDE & CO., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 12,430,363 of our common shares, representing 99.9% of our outstanding common shares. CEDE & CO. is the sole record shareholder of our Class B Preferred Shares and Class C Preferred Shares. We believe that the shares held by CEDE & CO. include shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Pure Brokerage and Shipping Corp.

Pure Brokerage and Shipping Corp., or Pure, a company controlled by Aliki Paliou, our Chairperson of the board of directors, provides us with brokerage services since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee of $3,000 for each of our owned tanker vessels. Additionally, Pure Brokerage and Shipping Corp, an affiliated entity, receives from us a fixed commission of 1.25% on gross freight and hire income generated by the vessels, subject to the specific terms of each employment contract, and may also receive sale and purchase brokerage commissions of 1.0% per transaction. For 2025, commissions and brokerage fees paid to Pure Brokerage amounted to $1.0 million and $0.4 million, respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Between October 23, 2017, and December 15, 2017, three largely similar lawsuits asserting claims under Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934.were filed against the Company and three of its executive officers. On October 23, 2017, a complaint captioned Jimmie O. Robinson v. Diana Containerships Inc., Case No. 2:17-cv-6160, was filed in the United States District Court for the Eastern District of New York (“Eastern District”). On October 25, 2017, a complaint captioned Logan Little v. Diana Containerships Inc., Case No. 2:17-cv-6236, was filed in the Eastern District. On December 15, 2017, a complaint captioned Emmanuel S. Austin v. Diana Containerships Inc., Case No. 2:17-cv-7329, was filed in the Eastern District. In April 2018, the Court consolidated the three lawsuits into the first-filed Robinson lawsuit, appointed lead plaintiffs and approved lead plaintiffs’ selection of lead plaintiffs’ counsel. On July 13, 2018, lead plaintiffs filed a consolidated amended complaint (superseding the three initial complaints). This lawsuit was voluntarily dismissed by the plaintiffs in November 2024.

The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, by a purported shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleged, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021. In January 2024, the defendants filed motions to dismiss the lawsuit. In August 2024, the Supreme Court of the State of New York granted the Company’s motions to dismiss the litigation filed by Sphinx on October 27, 2023, on the basis that New York lacked personal jurisdiction over the defendants. Subsequently, in August 2024, Sphinx initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. The complaint filed in the High Court is substantially similar to the complaint previously filed in New York.  On March 27, 2026, Sphinx voluntarily dismissed the lawsuit, thus concluding the matter.

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

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

We believe that we did not satisfy the Publicly-Traded Test during our 2025 taxable year.

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

We believe that we satisfied the 50% Ownership Test for our 2025 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we were exempt from U.S. federal income tax under Section 883 of the Code during our 2025 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

On the basis of the foregoing, we do not believe that we were a PFIC in 2025, and do not anticipate becoming a PFIC in the near future.

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

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan facilities, according to which we pay interest SOFR plus a margin; and as such, increases in interest rates could affect our results of operations. An average increase of 1% in 2025 interest rates would have resulted in interest expenses of $1.4 million. As of December 31, 2025, we had $228.7 million of aggregate debt outstanding. In the future, we expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Global financial markets and economic conditions have been, and continue to be, volatile. Specifically, due to the global epidemic and pandemic outbreak and the war in Ukraine and resulting sanctions which have disrupted supply chains and caused instability in the energy markets and the global economy, credit markets and the debt and equity capital markets have been distressed, and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.

As of December 31, 2025, and 2024 we did not and have not designated any financial instruments as accounting hedging instruments.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars, but currently incur more than half of our general and administrative expenses (around 74% in 2025 and 60% in 2024) and have historically incurred a significant portion of our operating expenses (around 13% in 2025 and 14% in 2024) in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

While we have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results. Because during 2025 and 2024, our Euro expenses represented 14% and 9%, respectively of our revenues, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025, is effective.

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

a) Audit Fees

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., have billed us for audit services.

In 2025 and 2024, audit fees amounted to €189,000 or about $205,000 and €189,000 or about $205,254, respectively, at the then-prevailing exchange rates, and related to audit services provided in connection with the audit and AS 4105 interim reviews of our consolidated financial statements.

b) Audit-Related Fees

In 2025 and 2024, no fees under this category existed.

c) Tax Fees

In 2025 and 2024, Ernst &Young LLP, have also billed us for tax services provided for the Company’s earnings and profits calculations, which amounted to $9,250 and $9,250 in each of the respective years.

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

114

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
4.6
Secured Loan Agreement dated August 4, 2023 among Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. as borrowers, Performance Shipping Inc. as guarantor, the financial institutions listed in schedule 1 thereto as lenders, Nordea Bank Abp as hedge counterparties and Nordea Bank Abp, filial I Norge as bookrunner, agent, and security agent (incorporated by reference to Exhibit 4.6 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).

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

4.20	Form of Series A Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023).
4.21	Form of Series B Common Share Purchase Warrant (incorporated by reference to Exhibit 4.4 to the Company’s report on Form 6-K, filed with the SEC on March 3, 2023).
4.22	Loan Agreement dated July 23, 2025 between Alpha Bank S.A., as lender and Arbar Shipping Company Inc. And Garu Shipping Company Inc., as borrowers*
4.23
Shipbuilding Contract for the construction of Hull No. YZJ2024-1624 dated April 30, 2024 among Saint Barth Shipping Company Inc., Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd (incorporated by reference to Exhibit 4.24 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).

4.24
Shipbuilding Contract for the construction of Hull No. H1627 dated March 2, 2026 among Saint Lucia Shipping Company Inc., China Shipbuilding Trading Co., Ltd., and Shanghai Waigaoqiao Shipbuilding Co., Ltd.*

4.25
Shipbuilding Contract for the construction of Hull No. H1628 dated March 2, 2026 among Martinique Shipping Company Inc., China Shipbuilding Trading Co., Ltd., and Shanghai Waigaoqiao Shipbuilding Co., Ltd.*

4.26
Bareboat Charterparty dated July 16, 2024, among Kenzan Kaiun Co., Limited, Azalea Line, S.A. and Nakaza Shipping Company Inc. for the P. Massport (incorporated by reference to Exhibit 4.25 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.27
Memorandum of Agreement, dated July 16, 2024 among Nakaza Shipping Company Inc., Kenzan Kaiun Co., and Azalea Line, S.A. in respect of the P. Massport (incorporated by reference to Exhibit 4.26 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.28
Guarantee in respect of the P. Massport dated July 16, 2024, among the registrant, Kenzan Kaiun Co., Limited and Azalea Line, S.A. (incorporated by reference to Exhibit 4.27 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.29
Guarantee in respect of the P. Massport dated July 16, 2024, between the  Yano Kaiun Co., Ltd and Nakaza Shipping Company Inc. (incorporated by reference to Exhibit 4.28 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.30
Bareboat Charterparty dated October 24, 2024, between Huican (Tianjin) Shipping Leasing Co., Ltd. and Sri Lanka Shipping Company Inc. for the P. Tokyo (incorporated by reference to Exhibit 4.29 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.31
Guarantee in respect of the P. Tokyo dated March 4, 2025, between the registrant and Huican (Tianjin) Shipping Leasing Co., Ltd. (incorporated by reference to Exhibit 4.30 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.32
Bareboat Charterparty dated March 5, 2025, between T.A.C.K Shipping S.A. and Guadeloupe Shipping Company Inc. for the P. Marsaille (incorporated by reference to Exhibit 4.31 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.33
Memorandum of Agreement, dated October 24, 2024 between Mustique Shipping Company Inc. and Huican (Tianjin) Shipping Leasing Co., Ltd. in respect of the P. Tokyo (incorporated by reference to Exhibit 4.32 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.34
Memorandum of Agreement, dated March 5, 2025 between Guadeloupe Shipping Company Inc. and T.A.C.K Shipping S.A. in respect of the P. Marsaille (incorporated by reference to Exhibit 4.33 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.35
Guarantee in respect of the P. Marsaille dated March 5, 2025, between the registrant and T.A.C.K Shipping S.A. (incorporated by reference to Exhibit 4.34 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.36
Guarantee in respect of the P. Marsaille dated March 5, 2025, between the Guadeloupe Shipping Company Inc. and Kowa Kaiun Co., Ltd. (incorporated by reference to Exhibit 4.35 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.37
Memorandum of Agreement, dated February 17, 2025 between Maloelap Shipping Company Inc. and MTC Engineering SDN BHD. in respect of the P. Sophia (incorporated by reference to Exhibit 4.36 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.38
Memorandum of Agreement, dated March 13, 2025, between Arno Shipping Company Inc. and Concord Voyage Limited in respect of the P. Yanbu (incorporated by reference to Exhibit 4.37 to the Company’s report on Form 20-F, filed with the SEC on April 16, 2025).

4.39	Bareboat Charterparty dated March 16, 2026, between Salter Shipping, S.A. and Saint Barth Shipping Company Inc. for the P. San Francisco.*
4.40	Guarantee in respect of the P. San Francisco dated March 16, 2026, Saint Barth Shipping Company Inc. and Salter Shipping, S.A.*
4.41	Memorandum of Agreement, dated March 16, 2026, between Saint Barth Shipping Company Inc. and Salter Shipping, S.A.in respect of the P. San Francisco.*
4.42	Memorandum of Agreement, dated February 9, 2026, between Maloelap Shipping Company Inc. and Sohon Shipping Limited in respect of the P. Sophia.*

4.43	Memorandum of Agreement, dated April 2, 2026, between Garu Shipping Company Inc. and Trafigura Maritime Logistics Pte. Ltd in respect of the P. Aliki.*
4.44	Bond Terms for 9.875% Senior Secured Bonds due 2029, dated July 15, 2025, by and between the registrant and Nordic Trustee AS, as bond trustee and security agent.*
4.45	Tap Issue Addendum to the Bond Terms for 9.875% Senior Secured Bonds due 2029, dated January 23, 2026.*
8.1	List of Subsidiaries*
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of independent registered public accounting firm*
15.2	Consent of Watson Farley & Williams LLP*
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s report on Form 20-F, filed with the SEC on March 28, 2024).
101
The following financial information from Performance Shipping Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2025 and 2024; (2) Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2025, 2024, and 2023; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024, and 2023; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023; and (6) Notes to Consolidated Financial Statements.

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

Dated: April 27, 2026

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Performance Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment indicators for vessels held and used

Description of the matter
As of December 31, 2025, the carrying value of the Company’s vessels, plus unamortized dry-dock costs was $451,904. As discussed in Note 2(l) to the consolidated financial statements, the Company evaluates each vessel for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel plus unamortized dry-dock costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

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

Athens, Greece

April 27, 2026

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at December 31, 2025 and 2024
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2025	December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	$48,172	$70,314
Accounts receivable, net (Note 3)	6,293	5,810
Inventories	949	549
EU allowances (Note 3)	198	-
Prepaid expenses and other assets	2,398	1,979
Total current assets	58,010	78,652

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	48,725	58,468
Vessels, net (Note 6)	449,689	189,577
Property and equipment, net	58	34
Total fixed assets	498,472	248,079

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	1,089	1,000
Right of use asset under operating leases	67	50
Deferred charges, net	2,215	2,386
Other non-current assets	-	226
Total non-current assets	3,371	3,662
Total assets	$559,853	$330,393

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing costs (Note 7)	$12,391	$7,443
Accounts payable, trade and other	3,408	2,214
Due to related parties (Note 4)	17	615
Accrued liabilities (Note 7)	9,226	2,820
Deferred revenue (Note 3)	-	930
Lease liabilities, current	67	50
EU allowances liability (Note 3)	1,077	789
Total current liabilities	26,186	14,861

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized deferred financing costs (Note 7)	114,799	40,016
Bonds, net of unamortized discounts and deferred financing costs (Note 7)	95,142	-
Other liabilities, non-current	262	246
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	30	27
Total long-term liabilities	210,233	40,289

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 50,726 Series B, and 1,423,912 and 1,423,912 Series C issued and outstanding as at December 31, 2025 and 2024, respectively (Note 9)	15	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,432,158 and 12,432,158 issued and outstanding as at December 31, 2025 and 2024, respectively (Note 9)	124	124
Additional paid-in capital (Note 9)	534,269	534,269
Other comprehensive income	102	53
Accumulated deficit	(211,076)	(259,218)
Total stockholders’ equity	323,434	275,243
Total liabilities and stockholders’ equity	$559,853	$330,393

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Operations
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2025	2024	2023
REVENUE:
Revenue (Note 3)	$84,172	$87,445	$108,938

EXPENSES:
Voyage expenses	5,181	4,237	4,358
Vessel operating expenses	21,605	19,758	21,866
Depreciation and amortization of deferred charges (Note 6)	15,077	13,336	14,793
General and administrative expenses (Notes 4, 8 and 9)	9,702	8,306	8,042
Gain on vessel’s sale (Note 6)	(19,456)	-	(15,683)
Provision for / (Reversal of) credit losses (Note 3)	27	(7)	(37)
Foreign currency losses	100	1	64
Operating income	$51,936	$41,814	$75,535

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5, 7 and 10)	(6,793)	(1,345)	(9,598)
Loss from debt extinguishment	-	-	(387)
Interest income	4,834	3,255	3,302
Changes in fair value of warrants’ liability (Note 9)	(4)	6	561
Total other income / (expenses), net	$(1,963)	$1,916	$(6,122)

Net income	$49,973	$43,730	$69,413

Income allocated to participating securities (Note 11)	$-	$-	$(2)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Notes 9 and 11)	-	-	(9,809)
Deemed dividend to the July and August 2022 warrants’ holders due to triggering of a down-round feature (Notes 9 and 11)	-	-	(789)
Dividends on preferred stock (Note 11)	(1,831)	(1,833)	(1,889)

Net income attributable to common stockholders	$48,142	$41,897	$56,924

Earnings per common share, basic (Note 11)	$3.87	$3.39	$5.43

Earnings per common share, diluted (Note 11)	$1.28	$1.11	$1.91

Weighted average number of common shares, basic (Note 11)	12,432,158	12,365,418	10,491,316

Weighted average number of common shares, diluted (Note 11)	38,925,391	39,201,865	35,539,671

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025,  2024 and 2023
(Expressed in thousands of U.S. Dollars)

	2025	2024	2023

Net income	$49,973	$43,730	$69,413
Other comprehensive income / (loss) (Actuarial gain / (loss))	49	4	(17)
Comprehensive income	$50,022	$43,734	$69,396

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income	Deficit	Total
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705
- Net income	-	-	-	-	-	-	-	69,413	69,413
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	-	52	-	-	52
- Issuance of common stock under ATM program, net of issuance costs (Note 9)	224,817	2	-	-	-	671	-	-	673
- Actuarial loss	-	-	-	-	-	-	(17)	-	(17)
- Issuance of common stock and Series B warrants, net of issuance costs (Note 9)	5,556,000	56	-	-	-	7,713	-	-	7,769
- Alternative cashless exercise of Series A warrants (Note 9)	3,597,100	36	-	-	-	3,379	-	-	3,415
- Series B preferred shares exchanged for Series C preferred shares (Note 9)	-	-	(85,535)	171,070	-	482	-	-	482
- Series C preferred shares converted to common shares (Note 9)	1,064,207	11	-	(57,490)	-	(11)	-	-	-
- Repurchase and retirement of common stock, including expenses (Note 9)	(2,550,036)	(26)	-	-	-	(2,723)	-	-	(2,749)
- Exercise of July 2022 and August 2022 warrants (Note 9)	200,000	2	-	-	-	328	-	-	330
- Deemed dividend to the July 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	256	-	(256)	-
- Deemed dividend to the August 2022 warrants holders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	533	-	(533)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature (Note 9)	-	-	-	-	-	9,809	-	(9,809)	-
- Dividends declared and paid on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(55)	(55)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 11)	-	-	-	-	-	-	-	(1,834)	(1,834)
Balance, December 31, 2023	12,279,676	$123	50,726	1,428,372	$15	$534,112	$49	$(301,115)	$233,184
- Net income	-	-	-	-	-	-	-	43,730	43,730
- Exercise of Series B warrants (Note 9)	70,000	1	-	-	-	157	-	-	158
- Actuarial gain	-	-	-	-	-	-	4	-	4
- Series C preferred shares converted to common shares (Note 9)	82,482	-	-	(4,460)	-	-	-	-	-
- Dividends declared and paid on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(52)	(52)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 11)	-	-	-	-	-	-	-	(1,781)	(1,781)
Balance, December 31, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,269	$53	$(259,218)	$275,243
- Net income	-	-	-	-	-	-	-	49,973	49,973
- Actuarial gain	-	-	-	-	-	-	49	-	49
- Dividends declared on Series B preferred shares (at $1.00 per share) (Note 9)	-	-	-	-	-	-	-	(51)	(51)
- Dividends declared and paid on Series C preferred shares (at $1.25 per share) (Note 9)	-	-	-	-	-	-	-	(1,780)	(1,780)
Balance, December 31, 2025	12,432,158	$124	50,726	1,423,912	$15	$534,269	$102	$(211,076)	$323,434

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of U.S. Dollars)

	2025	2024	2023
Cash Flows provided by Operating Activities:
Net income	$49,973	$43,730	$69,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	15,077	13,336	14,793
Amortization of deferred financing costs and bonds discounts (Note 10)	809	107	244
Financing costs	-	-	340
Changes in fair value of warrants’ liability	4	(6)	(561)
Amortization of prepaid charter revenue	-	-	54
Gain on vessel’s sale (Note 6)	(19,456)	-	(15,683)
Compensation cost on restricted stock and stock option awards (Note 9)	-	-	52
Loss from debt extinguishment	-	-	387
Actuarial gain / (loss)	49	4	(17)
(Increase) / Decrease in:
Accounts receivable	(293)	3,232	830
Deferred voyage expenses	-	-	20
Inventories	(400)	1,654	834
EU allowances	(86)	-	-
Prepaid expenses and other assets	(419)	413	406
Right of use asset under operating leases	(17)	49	64
Other non-current assets	-	(226)	72
Increase / (Decrease) in:
Accounts payable, trade and other	934	(2,667)	16
Due to related parties	(598)	370	(90)
Accrued liabilities	6,284	(244)	87
Deferred revenue	(930)	930	(1,378)
Other liabilities, non-current	16	32	58
Lease liabilities under operating leases	17	(49)	(64)
Drydock costs	(888)	(769)	(1,922)
Net Cash provided by Operating Activities	$50,076	$59,896	$67,955
Cash Flows (used in) / provided by Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(26,917)	(47,167)	(11,303)
Vessel acquisitions and other vessels’ costs (Note 6)	(254,566)	-	(64)
Proceeds from sale of vessels, net of expenses (Note 6)	36,948	-	37,636
Payments for vessels’ improvements (Note 6)	-	(231)	(510)
Property and equipment additions	(54)	(17)	(38)
Net Cash (used in) / provided by Investing Activities	$(244,589)	$(47,415)	$25,721
Cash Flows provided by / (used in) Financing Activities:
Proceeds from long-term debt (Note 7)	119,392	-	2,141
Proceeds from bonds, net of discounts (Note 7)	97,000	-	-
Repayments / Prepayments of long-term debt (Note 7)	(38,391)	(7,533)	(75,421)
Issuance of common stock and warrants, net of issuance costs (Note 9)	-	-	11,438
Proceeds from exercise of Series A and B warrants (Note 9)	-	158	330
Issuance of preferred stock, net of expenses (Note 9)	-	-	482
Common shares re-purchase and retirement, including expenses (Note 9)	-	-	(2,749)
Issuance of common stock under ATM program, net of issuance costs (Note 9)	-	-	673
Payments of financing costs (Note 7)	(3,710)	(226)	(140)
Cash dividends (Note 11)	(1,831)	(1,833)	(1,889)
Net Cash provided by / (used in) Financing Activities	$172,460	$(9,434)	$(65,135)
Net (decrease) / increase in cash, cash equivalents and restricted cash	$(22,053)	$3,047	$28,541
Cash, cash equivalents and restricted cash at beginning of the year	$71,314	$68,267	$39,726
Cash, cash equivalents and restricted cash at end of the year	$49,261	$71,314	$68,267
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$48,172	$70,314	$67,267
Restricted cash at the end of the year	1,089	1,000	1,000
Cash, cash equivalents and restricted cash at the end of the year	$49,261	$71,314	$68,267
SUPPLEMENTAL CASH FLOW INFORMATION
Alternative cashless exercise of Series A warrants	$-	$-	$3,415
Non-cash investing activities	$368	$-	$-
Interest payments, net of capitalized amounts	$4,225	$3,528	$9,135

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Performance Shipping Management Inc. (ex “Unitized Ocean Transport Limited”, or the “Manager”), a wholly-owned subsidiary. The fees payable to Performance Shipping Management Inc. are eliminated in consolidation as intercompany transactions.

Other matters

Various macroeconomic factors, including inflation, higher interest rates, global supply chain constraints, and broader economic uncertainty, could adversely affect the Company’s results of operations, financial condition, cash flows, and the ability to pay dividends. Additionally, fluctuations in tankers’ spot charter rates may also impact the Company’s revenues.

Global economic conditions remain uncertain due to geopolitical tensions, armed conflicts, such as those involving Russia and Ukraine, Israel and Iran, the U.S. and Iran, the instability in the Middle East, the Red Sea, Venezuela and other regions, as well as strategic tensions among major economies such as the U.S., China, and their allies. Potentially prolonged disruption of shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may disrupt the global tanker industry.  Currently, neither the Company’s contracts nor its financial results have been adversely affected by these challenges and conflicts. However, it is possible that third parties with whom the Company has or will have future contracts may be impacted.

The world economy faces also other challenges including tariffs, trade wars, global public health threats such as the outbreak of pandemics and epidemics. The Company monitors inflation in the United States, Eurozone, and other regions, which are impacted by global geo-political conditions and the likely shift in policy following numerous elections around the world. Additionally, the Company monitors changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs from affected countries.

The extent and duration of these geopolitical and economic developments remain uncertain. Prolonged disruptions or conflicts could decrease worldwide demand for goods and seaborne trade, making the overall impact on the tanker market and the Company’s business difficult to predict.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments allow entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The amendments in this ASU are effective for all entities for annual reporting periods beginning after 15 December 2025, and interim reporting periods within those annual reporting periods. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2025-11, Financial Instruments – Interim Reporting (Topic 270): Narrow Scope Improvements, which creates a comprehensive list of interim disclosures required under US GAAP and incorporates a disclosure principle that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the previous year end. For public business entities, the amendments in this ASU are effective for interim reporting periods within annual reporting periods beginning after 15 December 2027. The Company is currently assessing the impact this standard will have on its consolidated financial statements. Early adoption is permitted in an interim reporting period in which financial statements have not yet been issued (or made available for issuance). The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2025-12, Codification Improvements, to clarify, correct errors in or make other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The amendments apply to all reporting entities in the scope of the affected accounting guidance. The amendments, among other things, clarify the guidance in ASC 260 on how to calculate diluted earnings per share when an entity has a loss from continuing operations and a contract that may be settled in stock or cash that is reported as an asset or liability for accounting purposes. The guidance is effective for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. During 2024, the Company acquired four newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc. and Saint Barth Shipping Company Inc., in connection with the four shipbuilding contracts signed (Notes 5 and 8). During 2025, the Company acquired two newly established subsidiaries named Grenada Shipping Company Inc. and Barbados Shipping Company Inc., in connection with the acquisition of the two Suezmax tanker vessels (Note 6). Furthermore, in 2025 the Company’s subsidiaries Rongerik Shipping Company Inc., Utirik Shipping Company Inc. and Oruk Shipping Company Inc. were dissolved. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2025 and 2024.

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
For the years ended December 31, 2025, 2024 and 2023
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

(g) Accounts Receivable, net: The account mainly includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses and allowances for doubtful accounts – (refer to paragraphs (h) and (n), and to Note 3). Furthermore, effective January 1, 2024 and in accordance with the new applicable EU legislation, the account also includes receivables for EU allowances (“EUAs”), being carbon credits used in the EU Emissions Trading Scheme, in relation with time charterers and pool voyages in EU ports.

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

As of December 31, 2025 and 2024, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables and allowances for doubtful accounts were in aggregate $66 and $131, respectively, and is included in Accounts receivable, net in the accompanying consolidated balance sheets.

For 2025, 2024 and 2023, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(6), $(7) and $(85), respectively, and it also includes an amount of $0, $0 and $48, respectively, representing demurrages write offs. No allowance was recorded on insurance claims as of December 31, 2025 and 2024, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. Allowances for doubtful accounts amounted to $55, $114 and $147, for the years ended December 31, 2025, 2024 and 2023, respectively.

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
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(j) Vessel Cost for Second-hand Vessels and Newbuildings: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets. No such vessels existed for the Company as at December 31, 2025, and 2024.

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

(l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions, the economic outlook, technological, regulatory and environmental developments, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydock-costs, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on assumptions by making use of available market data and taking into consideration third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

In detail, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization, which is estimated based on the vessels’ historical performance, is included in the Company’s exercise taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. For 2025, 2024 and 2023, the Company assessed that there were no indications for potential impairment of any of its vessels, including vessels under construction.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2025 and 2024 did not result in held for sale classification for any of the Company’s vessels.

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
For the years ended December 31, 2025, 2024 and 2023
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

Moreover, commencing January 1, 2024, the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port. Shipping companies will have to surrender EU ETS emissions allowances (“EUA”) for each ton of reported CO2 emissions in the scope of the EU ETS. EUAs relating to 2024 and 2025 emissions were/are required to be surrendered to the EU authorities in September 2025 and September 2026, respectively. The EUAs obligations are measured at the estimated cost of purchasing credits from the EUA market, based on the voyage completion date. The Company recognizes EU ETS surcharges billed to customers in Revenue and the corresponding cost of purchasing allowances in Voyage expenses in the accompanying consolidated statement of operations, as the Company acts as the principal in the transportation arrangement, controlling the vessel and bearing the risk of emissions compliance, rather than acting as an agent for the customer. EUA obligations that cannot be passed on to or reimbursed by the charterer, are accounted for as liability on the balance sheet, and as the price of EUAs fluctuates, these outstanding liabilities are marked-to-market using current EUA index prices. EUAs held by the Company are intended to be used to settle its EUA obligations and are accounted for as intangible assets (Note 3).

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

(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2025, and 2024 was $2,215 and $2,386, respectively. Amortization of dry-docking costs for 2025, 2024 and 2023 amounted to $1,059, $548 and $571, respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations. For 2025, 2024 and 2023, deferred dry-dock costs which were written off in Gain on vessels’ sale in the accompanying consolidated statement of operations amounted to $Nil, $Nil and $651.

(q) Financing Costs, Discounts and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. As of December 31, 2024, the Company had paid an amount $226 in connection with the sale and lease-back agreement of its Hull 1597, which is classified in Other non-current assets in the accompanying 2024 consolidated balance sheets, and in Payments of financing costs in the accompanying consolidated statements of cash flows. In 2025, the amount of $226 has been reclassified to Deferred financing costs. Other fees paid for obtaining financing not used at the balance sheet date are capitalized as deferred financing costs. Moreover, debt may be issued either at par, at discount or at premium. A discount or premium is not an asset or liability separable from the associated debt instrument, but it is reported in the balance sheet as an adjustment to the carrying amount of the debt liability. Debt issuance costs and discounts or premiums are amortized into interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3.

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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(z) Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statements of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled (refer to Note 9).

(aa) Accounting of Down-Round Features: For preferred stock and warrants bearing down-round features, the Company evaluates whether there are circumstances that trigger the down-round feature. At the date when the down-round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down-round feature) with a conversion price or exercise price (as applicable), corresponding to the stated conversion or exercise price of the issued instrument before the conversion or exercise price reduction and (b) the fair value of the financial instrument (without the down-round feature) with a conversion or exercise price, corresponding to the reduced conversion or exercise price upon the down-round feature being triggered (refer to Note 9). When the Company determines that on the measurement date there is an excess value of the preferred stock or the warrant due to the triggering of the down-round feature, then this value represents a deemed dividend to the preferred or to the warrant holders (as applicable), which should be deducted from the net income to arrive at the net income available to common stockholders.

(ab) Sale and Lease back transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. As of December 31, 2025, the Company has recognized its two sale and lease-back agreements with unaffiliated parties for the vessels “P. Massport” and “P. Tokyo” as financing arrangements (Note 7).

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

Below are presented, per type of charter, the Company’s revenues for the years ended December 31, 2025, 2024 and 2023 and also the balance of Accounts receivable, net, for the years ended December 31, 2025 and 2024.

Charter type	2025	2024	2023
Time charters	$70,607	$63,085	$57,975
Pool arrangements	11,211	23,378	48,332
Voyage charters	2,354	982	2,631
Total Revenue	$84,172	$87,445	$108,938

	As of December 31,
Charter type	2025	2024
Time charters	$5,220	$2,063
Pool arrangements	923	2,845
Voyage charters	150	902
Total Acc. Receivable, net	$6,293	$5,810

There were no contract assets included in the receivable balances from spot voyages as of December 31, 2025 and 2024, respectively.

Moreover, the charterers that accounted for more than 10% of the Company’s revenue are presented below:

Charterer	2025	2024	2023
A	18%	16%	11%
B	14%	26%	28%
C	16%	16%	-
D	11%	-	-
E	-	-	13%
F	12%	-	-
G	13%	22%	32%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $2,126 and to $1,108 as of December 31, 2025 and 2024, respectively.

Deferred Revenue relates solely to cash received up-front from the Company’s time-charter contracts and as of December 31, 2025 and 2024, it amounted to $nil and $930, respectively, and is separately presented in the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, the value of the EUAs the Company was obligated to surrender to the EU authorities amounted to $1,077 and $789, respectively, and are shown as EU allowances liability, current, in the accompanying consolidated balance sheets. The amounts of $952 and $762, to be collected from charterers in the form of EUAs, are included in Accounts receivable, net in the accompanying consolidated balance sheets as of December 31, 2025 and 2024, respectively. EUAs amounting to $198 have been purchased ($86) or received from charterers and included in EU allowances in the accompanying consolidated balance sheets as of December 31, 2025. The Company did not hold any EUAs as of December 31, 2024.

For 2025 and 2024, the value of EUAs included in Revenues amounted to $1,077 and $762, respectively, while the value of EUAs included in voyage expenses amounted to $1,077 and $789, respectively.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

For 2025, 2024 and 2023, commissions to Pure Brokerage amounted to $1,027, $1,079 and $1,345, respectively, and are included in Voyage expenses in the accompanying consolidated statements of operations. Also, for 2025, 2024 and 2023, brokerage fees to Pure Brokerage amounted to $369, $340 and $286, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2025 and December 31, 2024 an amount of $17 and $485 respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

Mango Shipping Corp (“Mango”):

The Company’s Series C Preferred stock (Note 9) is entitled to an annual dividend of 5.00%, and part of this stock is held by Aliki Paliou, through Mango, and by Andreas Michalopoulos, the Company’s Chief Executive Officer. As of December 31, 2025 and 2024, Mango held 1,314,792 Series C preferred shares, and Andreas Michalopoulos held 56,342 Series C preferred shares. For 2025, 2024 and 2023, dividends declared and paid to Mango on its Series C preferred shares amounted $1,643, $1,643 and $1,643 respectively (or $1.25 per each Series C preferred share). On December 31, 2025 and 2024, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $78 and $77, respectively. For the details of the terms of the Series C preferred stock, please refer to Note 9.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
5.	Advances for Vessels Under Construction and Other Vessels’ Costs

From March 2023 to April 2024, the Company, through its newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc., and Saint Barth Shipping Company Inc. entered into four shipbuilding contracts with Chinese shipyards for the construction of three product/crude oil tankers of approximately 114,000 dwt each, and one product oil/chemical tanker of approximately 75,000 dwt. The newbuildings (named H1515, H1596, H1597 and H1624) have gross contract prices of $63,250, $64,845, $64,845 and $56,533, respectively. The shipbuilding contracts provide that the purchase price of each newbuilding will be paid in five installments, each falling at the contract signing, steel cutting, keel laying, launching, and at the delivery of each vessel. The Company took delivery of the hulls H1515 and H1596 during 2025 (Note 6), of the hull H1597 in January 2026 (Note 14) and expects to take delivery of the hull H1624 in the first quarter 2027.

During 2023, the Company paid the first installment for the Hull H1515, being $9,488, which was capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs, along with interest amounting to $540 and other paid costs of $1,275. During 2024, the Company paid the first installments for the  Hulls H1596, H1597 and H1624, and the second installments for the Hulls H1515 and H1596, being $40,742 in aggregate, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet of December 31, 2024, along with interest amounting to $2,435 and other paid costs of $3,989.

During 2025, with respect to the hulls H1515 and H1596, the Company paid $96,072 being the third, fourth and fifth installments for each, and capitalized interest amounting to $1,358 and other paid costs of $1,350. The Company took delivery of the two newbuilding vessels, which were renamed “P. Massport” and “P. Tokyo”, in July and September 2025, respectively. Upon their delivery, their aggregate costs of $135,617 were transferred from Advances for Vessels Under Construction and Other Vessels’ Costs to vessels’ costs (Note 6). Also, during 2025, with respect to the hulls H1597 and H1624, the Company paid $25,107 being the second, third and fourth installment for H1597 and the second installment for hull H1624, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet of December 31, 2025, along with interest amounting to $1,626 and other paid costs of $361.

The movement of the advances for vessels under construction and other vessels’ costs for 2024 and 2025 is as follows:

	Predelivery Installments	Capitalized costs	Total
Balance, December 31, 2023	$9,488	$1,815	$11,303
- predelivery installments to shipyard	40,742	-	40,742
- predelivery capitalized costs	-	6,423	6,423
Balance, December 31, 2024	$50,230	$8,238	$58,468
- predelivery installments to shipyard	121,179	-	121,179
- predelivery capitalized costs	-	4,695	4,695
- transfer to Vessels, net	(128,095)	(7,522)	(135,617)
Balance, December 31, 2025	$43,314	$5,411	$48,725

6.	Vessels, net

Newbuilding Vessels’ Delivery and Vessels’ Acquisitions

In July and September 2025, the Company took delivery of the newbuilding vessels H1515 and H1596, renamed “P. Massport” and “P. Tokyo” respectively, and their aggregate cost of $135,617 (Note 5) were transferred to Vessels, net.

Furthermore, on October 7, 2025, the Company signed two Memoranda of Agreement with an unaffiliated third party for the purchase of two 157,286 dwt Suezmax tankers, whose purchase price was $77,775 per vessel. In December 2025 the Company took delivery of the vessels, which were renamed “P. Bel Air” and “P. Beverly Hills”. Additional capitalized costs amounted to $427, representing predelivery expenses.

Vessels’ Disposals
In February 2025, the Company, through its subsidiary Arno Shipping Company Inc., entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Yanbu” to an unrelated party for an aggregate gross price of $39,000. The vessel was delivered to her new owners in March 2025, and the Company received the sale proceeds in accordance with the terms of the contract. For the years ended December 31, 2025, the gain on sale of vessel, net of direct to sale expenses, amounted to $19,456 and is reflected in Gain on vessel’s sale in the accompanying consolidated statement of operations.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	$228,158	$(26,050)	$202,108
- Vessels’ improvements	231	-	231
- Depreciation	-	(12,762)	(12,762)
Balance, December 31, 2024	$228,389	$(38,812)	$189,577
- Vessels’ acquisitions transferred from advances	135,617	-	135,617
- Vessels’ acquisitions	155,977	-	155,977
- Vessel’s disposals	(22,145)	4,652	(17,493)
- Depreciation	-	(13,989)	(13,989)
Balance, December 31, 2025	$497,838	$(48,149)	$449,689

7.	Long-Term Debt and Bonds

The amounts of long-term debt and bonds shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	Current	Non-current	December 31, 2024	Current	Non-current

Nordea Bank secured term loan	$12,500	$3,333	$9,167	$15,833	$3,333	$12,500
Alpha Bank secured term loans	28,700	4,200	24,500	31,850	4,200	27,650
Huican sale and lease back financing	44,545	2,538	42,007	-	-	-
Kenzan Kaiun sale and lease back financing	42,938	2,603	40,335	-	-	-
less unamortized deferred financing costs	(1,493)	(283)	(1,210)	(224)	(90)	(134)
Total debt, net of deferred financing costs	$127,190	$12,391	$114,799	$47,459	$7,443	$40,016

	December 31, 2025	Current	Non-current	December 31, 2024	Current	Non-current
Bonds, net of discounts	$97,000	$-	$97,000	$-	$-	$-
less unamortized deferred financing costs	(1,858)	-	(1,858)	-	-	-
Total bond, net of deferred financing costs	$95,142	$-	$95,142	$-	$-	$-

Secured Term Loans:

The Company, through its vessel-owning subsidiaries, has entered into various long-term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All bank loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment. The Company’s loans bear variable interest at SOFR plus a fixed margin, which during the years ended December 31, 2025 ranged from 0.50% to 2.50%. The loan maturities fall due from August 2028 to July 2030, and at each utilization date, arrangement fees ranging from 0.50% to 0.70% were paid. As of December 31, 2025, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $109,558.

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
For the years ended December 31, 2025, 2024 and 2023
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
In April 2024, the Company agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. The Company can, at its option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as the Company has not received from the lenders any notice for an event of default, and may, at the Company’s option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of December 31, 2025 and December 31, 2024, the Company had placed in Alpha Bank’s collateral accounts the aggregate amount of $28,700 and $31,850, respectively, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in the accompanying consolidated balance sheets.

On July 23, 2025, the Company, through the vessel-owning subsidiaries of the vessels “P. Aliki” and “P. Long Beach”, signed a new loan agreement with Alpha Bank for an aggregate amount of $29,750, with the purpose of refinancing their existing indebtedness with the lenders. The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, the Company drew down in full the amount of $29,750 and repaid an equal amount in respect of the indebtedness of the old loan agreements with Alpha Bank, which were consequently terminated. The refinancing was accounted for as a debt modification under ASC 470.
Sale and Lease-Back Financing:
On July 29, 2025 and September 1, 2025 the Company took delivery of its newbuilding vessels Hull 1515 and H1596, which were renamed “P. Massport” and “P. Tokyo”, respectively. At the time of the vessels’ delivery from the shipyard, as part of two previously signed sale and lease back agreements with unaffiliated third parties, the Company delivered the vessels to the new buyers collecting the financing amount of $44,250 and $45,392, respectively, and chartered back the vessels for eight and ten years, respectively, on a bareboat basis.  The Company has continuous options to repurchase the vessels at predetermined rates following the second anniversary of the bareboat charter. The Company has a purchase obligation for “P. Tokyo” at the end of the lease term, while for “P. Massport” in case the Company does not exercise its call option by the end of the lease term, then the owners can exercise their put option according to which the Company will be obliged to purchase the vessel. The Company concluded that both sale and lease-back agreements were financing arrangements. The agreements are repayable in monthly installments plus one balloon installment per agreement to be paid together with the last installment. The agreements also bear variable interest at SOFR plus a fixed margin, which during the years ended December 31, 2025 ranged from 2.1% to 2.425%. The maturities fall due in June 2033 and August 2035, and at each utilization date, arrangement fees of 0.80% and 1.60% were paid.
Nordic Trustee Bond (“the Bonds”)
On July 2, 2025, the Company announced that it has successfully placed $100,000 of bonds in the Nordic bond market. The new bonds are due to mature in July 2029 and pay a fixed coupon of 9.875% per annum, payable semi-annually in arrears and were priced at 97% of par. The bonds are partially secured by first priority mortgages over the Company’s two oldest tanker vessels, the “P. Monterey” and the “P. Sophia” (Note 14), whose aggregate net book value as of December 31, 2025 was $50,656. The offering closed on July 17, 2025, and the Company received net proceeds of $94,748, which shall be used for tanker acquisitions or bond repurchases. The bond proceeds were blocked and restricted, until their utilization in December 2025 for the acquisition of the two Suezmax vessels “P. Beverly Hills” and “P. Bel Air”. In case any collateral vessel is sold (Note 14), then the Company has the option to use the sale proceeds to repay similar part of the bond, or to keep the sale proceeds for the purpose of buying additional tanker vessels. The bond agreement also includes customary informational and financial covenants and requires a minimum cash liquidity of $20,000 at all times during the bond period. The Company is permitted to make dividend distributions, provided that no events of default exist, and up to a certain percentage of the Company’s net profits.
All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2025 and December 31, 2024, the maximum compensating cash balance required under the Company’s loan agreements and bond amounted to $20,000 and $10,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at December 31, 2025 and December 31, 2024, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,089 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at December 31, 2025 and December 31, 2024, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s long-term debt for 2025, 2024 and 2023 was 6.82%, 6.91% and 7.60%, respectively.

For 2025, 2024 and 2023, total interest expense on long-term debt amounted to $8,626, $3,614 and $9,039 and is included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest on long term debt as of December 31, 2025 and December 31, 2024, amounted to $4,781 and $380, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at December 31, 2025, the maturities of the drawn portions of the debt facilities (bank loans, sale and lease back financing and the bond financing), as described above, are as follows:

Principal Repayment
Year 1	$12,675
Year 2	12,675
Year 3	15,175
Year 4	109,341
Year 5 and thereafter	78,817
Total	$228,683

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

(b)  As of December 31, 2025, the Company has entered into two shipbuilding contracts for the construction of two product/crude oil tankers (Note 5). As of December 31, 2025, the remaining aggregate instalments under the contracts for the construction of Hulls H1597 and H1624 amount to $78,065.

(c)  As of December 31, 2025, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of December 31, 2025, non-cancelable time charter contract for the operating fleet are estimated at $85,311 until December 31, 2026, at $58,124 until December 31, 2027, at $45,150 until December 31, 2028, at $22,064 until December 31, 2029 and at $11,093 until December 31, 2030.

(d)  The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, by the attorneys of a purported shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleged, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021.  The plaintiff purported to seek, among other things, a declaration that the Series C Preferred Shares held by the defendants are void and not entitled to vote; an order cancelling such Series C Preferred Shares, or, in the alternative, an order requiring the Company to issue additional Series C Preferred Shares to non-defendant common stockholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to the defendants not been issued; and unspecified damages in an amount, if any, to be proven at trial. In January 2024, the defendants filed motions to dismiss the lawsuit. In August 2024, the Supreme Court of the State of New York granted the Company’s motions to dismiss the lawsuit, on the basis that New York lacked personal jurisdiction over the defendants.

Subsequently, in August 2024, Sphinx initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. The complaint filed in the High Court of the Republic of the Marshall Islands was substantially similar to the complaint previously filed in New York. The defendants filed motions to dismiss the complaint in the High Court of the Republic of the Marshall Islands.  On March 27, 2026, Sphinx executed a stipulation with defendants, agreeing to dismiss all of Sphinx’s claims in the lawsuit with prejudice.  Based on that stipulation, on March 27, 2026, the High Court of the Republic of the Marshall Islands dismissed Sphinx’s lawsuit with prejudice.  As a result, the matter is now concluded.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
9.	Changes in Capital Accounts

(a) Company’s Preferred Stock: As of December 31, 2025 and 2024, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A Preferred Shares, 1,200,000 have been designated Series B Preferred Shares, and 1,587,314 have been designated as Series C Preferred Shares.

As of December 31, 2025 and 2024, 50,726 Series B preferred shares (of liquidation preference $1,268) and 1,423,912 Series C Preferred Shares (of liquidation preference $35,598), were issued and outstanding. As of December 31, 2025 and 2024, Aliki Paliou held through Mango (Note 4) 1,314,792 Series C Preferred Shares and nil Series B Preferred Shares, and Andreas Michalopoulos held 56,342 Series C Preferred Shares and nil Series B Preferred Shares.
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
For the years ended December 31, 2025, 2024 and 2023
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

For 2025, 2024 and 2023, declared and paid dividends on Series B preferred shares amounted to $51, $52 and $55 (or $1.00, $1.00 and $0.75 per each Series B preferred share), respectively. As of December 31, 2025 and 2024, accrued and not paid dividends on the Series B preferred shares amounted to $2 and $2, respectively.

For 2025, 2024 and 2023, declared and paid dividends on the Series C preferred shares amounted to $1,780, $1,781 and $1,834 (or $1.25, $1.25 and $1.25 per each Series C preferred share), respectively, out of which $1,643, $1,643 and $1,643 respectively, were paid to Mango (Note 4). As of December 31, 2025 and 2024, accrued and not paid dividends on the Series C preferred shares, amounted to $79 and $84, respectively.

The Company, when assessing the accounting of the Series B and Series C preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B and Series C preferred shares should be classified as permanent equity rather than temporary equity or liability.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(b) Class A, July, August 2022 Warrants: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share and will expire in five and a half years from issuance. The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause, which was assessed by the Company as a down-round feature. On March 1, 2023, their exercise price was reduced to their floor price of $1.65.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share. The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. On March 1, 2023, their exercise price was reduced to their floor price of $1.65.

During 2023, the down-round features were triggered on eight different dates, leading to a combined effect of an approximate value of $256 and $533, for the July 2022 and the August 2022 Warrants, respectively, which were accounted for as deemed dividends (Note 13). The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income to arrive to the net income available to common stockholders (Note 11). The fair values of the warrants, that were assessed on the dates of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As of December 31, 2024 and December 31, 2025, there were 567,366 outstanding June 2022 warrants, 1,033,333 outstanding July 2022 warrants, and 2,122,222 outstanding August 2022 warrants.

(c) Series A and Series B Warrants: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A warrants to purchase up to 3,611,400 common shares and (iii) Series B warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A warrant and each Series B warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A warrants. In particular, each Series A warrant could become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. The alternative cashless exercise provisions were met on March 7, 2023.  The Company concluded that the Series B warrants met the criteria for equity classification while the alternative cashless exercise of the Series A warrants, precludes the Series A warrants from being considered indexed to the Company’s stock. In this respect, the Company recorded the Series A warrants as non-current liabilities under Fair value of warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying consolidated statement of operations. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are carried at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions. At closing, the Company received proceeds of $11,438, net of placement agent’s fees and expenses, which is separately presented in line Issuance of units, common stock and warrants, net of issuance costs in the accompanying consolidated cash flows. As of the date the Company completed the registered direct offering, the Company valued the Series A warrants using the Black-Scholes model with a fair value of $1.11 per Series A Warrant or $4,009 in aggregate, while the remaining gross proceeds of the offering amounting to $8,492 (net proceeds of $7,769) where allocated to common shares and Series B warrants with the residual value method. Issuance costs of $340 were expensed immediately in a prorated manner, taking into account the portion of the liability recorded at inception included in Interest and finance costs in the accompanying consolidated statements of operations.

During 2023, the Company received notices of alternative cashless exercises for 3,597,100 Series A warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability. The outstanding Series A warrants as of December 31, 2025 and 2024, were 14,300 and 14,300, respectively. The value of the outstanding Series A warrants as of December 31, 2025 and 2024 were $30 and $27, respectively, and are reflected in “Fair value of warrant’s liability” in the accompanying consolidated balance sheets.

During 2024, 70,000 Series B warrants were exercised, and the Company received proceeds of $157. The outstanding Series B warrants as of December 31, 2025, and December 31, 2024, were 4,097,000 and 4,097,000, respectively.

As of December 31, 2023 and December 31, 2024 the Company re-valued the outstanding Series A warrants. For 2023, a gain of $561 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period, for 2024 a gain of $6, and for 2025 a loss of $4 representing changes in the fair value of the liability for the unexercised warrants are presented in “Change in fair value of the warrant’s liability” in the accompanying consolidated statements of operations. The Series A warrants fair value as of settlement and measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The fair value of the Series A warrants weighted the probability that the Series A warrants are alternatively cashless exercised for common shares, while the Black & Scholes model was applied under the following assumptions: (a) expected volatility (d) risk free rate (e) market value of common stock of, which was the current market price as of the date of each fair value measurement. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(d) At The Market (“ATM”) Offering:  On December 9, 2022, the Company entered into an At The Market Offering Agreement with Virtu Americas LLC (or the “Virtu ATM”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. During 2022, a total of 140,379 common shares were issued as part of the Company’s Virtu ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $450. From January 1, 2023 and up to February 27, 2023, when the Company terminated its Virtu ATM agreement, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $673.

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

(f) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share. Until December 31, 2025, 8,000 options were outstanding. Subsequent to the balance sheet date, the stock options expired as per the terms of the stock option agreement.

(g) Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved 4,481 restricted common shares, whose fair value was $320, to be issued on the same date as an award to the Company’s directors. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vested ratably over three years from the issuance date. During 2023, the aggregate compensation cost on restricted common stock amounted to $52 and is included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2025 and 2024, 31,441 restricted common shares remained reserved for issuance under the Plan. During 2023, 2024 and 2025 the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2022	350	$71.40
Granted	-	-
Vested	(350)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2023	-	$-
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2024	-	$-
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2025	-	$-

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
10.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2025	2024	2023
Interest expense on long term debt and bonds (Note 7)	$5,642	$1,179	$8,499
Amortization of deferred financing costs on long term debt and bonds, including their discount	809	107	244
Other financial expenses	-	-	759
Commitment fees and other	342	59	96
Total	$6,793	$1,345	$9,598

11.	Earnings per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. For 2025, 2024 and 2023, the Company declared and paid aggregate dividends to its Series B and Series C preferred stockholders amounting to $1,831, $1,833 and $1,889, respectively. For 2023, net income is further adjusted by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $9,809 (Note 9) and by a deemed dividend to the holders of the July and August 2022 Warrants of $789 (Note 9), to arrive at the net income attributable to common equity holders. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method.

For 2025, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,221,126 shares, and ii) the potential dilution from the exercise of the July and August warrants and the Series A warrants (either exercised during the period end, or outstanding) using the treasury stock method which resulted in 257,807 shares, and the addition of $4, related to the changes in fair value of Series A warrants’ liability, to net income attributable to common stockholders. For 2024, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,278,338 shares, and ii) the potential dilution from the exercise of the July and August warrants and the Series A warrants (either exercised during the period end, or outstanding) using the treasury stock method which resulted in 558,109 shares, and the deduction of $6, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. The computation of diluted earnings per share for 2023, reflects i) the potential dilution from conversion of outstanding preferred convertible Series B and C stock, calculated with the “if converted” method which resulted in 24,596,069 shares, and ii) the potential dilution from the exercise of warrants Series A (either exercised during the period end or outstanding) using the treasury stock method which resulted in 452,286 shares and the deduction of $561, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

Securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, for 2023,  are any incremental shares resulting from the non-vested restricted share awards, all outstanding warrants considered to be out of the money (Class A Warrants, July Warrants, August Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method. For 2024 and 2025, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are all outstanding warrants considered to be out of the money (Class A Warrants and Series B Warrants) and the non-exercised stock options calculated with the treasury stock method.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The following table sets forth the computation for basic and diluted earnings per share:

	2025		2024		2023
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$49,973	$49,973	$43,730	$43,730	$69,413	$69,413
less income allocated to participating securities	-	-	-	-	(2)	(2)
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	-	-	(9,809)	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	-	-	-	-	(789)	(789)
less dividends on preferred stock	(1,831)	(52)	(1,833)	-	(1,889)	(40)
less changes in value of warrants’ liability	-	4	-	(6)	-	(561)
Net income attributable to common stockholders	48,142	49,925	41,897	43,724	56,924	68,021

Weighted average number of common shares, basic	12,432,158	12,432,158	12,365,418	12,365,418	10,491,316	10,491,316
Effect of dilutive shares	-	26,493,233	-	26,836,447	-	25,048,355
Weighted average number of common shares, diluted	12,432,158	38,925,391	12,365,418	39,201,865	10,491,316	35,539,671

Earnings per common share	$3.87	$1.28	$3.39	$1.11	$5.43	$1.91

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

Based on the trading and ownership of its stock, the Company believes that it satisfied the 50% Ownership Test for its 2025 taxable year and intends to take this position on its 2025 U.S. federal income tax returns. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2025.

13.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

As of December 31, 2025, the Company’s Bonds (Note 7) had a fair value of $103,000. The fair value was determined based on Level 2 inputs using quoted market prices for similar instruments.

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
For the years ended December 31, 2025, 2024 and 2023
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

During 2023, the Company recorded a gain from the Series A warrants measured on non-recurring basis at settlement dates amounting to $244, and on recurring basis as of each measurement date amounting to $317. The Series A Warrants fair value as of settlement and measurement dates was determined through Level 2 inputs of the fair value hierarchy as determined by management. As of December 31, 2025, and December 31, 2024, the Company measured on recurring basis the fair value of the outstanding Series A Warrants at each measurement date of 14,300 Series A warrants at both dates, in the amount of $30 and $27, respectively. The Company measured on a non-recurring basis the fair value of Series A Warrants on each of the respective exercise dates as follows (please refer to Note 9(g)):

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

No exercises of the Series A warrants occurred during the years ended December 31, 2025, 2024 and 2023.

PERFORMANCE SHIPPING INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
14.	Subsequent Events

(a)
Bond Tap Issue and Listing of Bonds in the Oslo Stock Exchange: On January 13, 2026, the Company announced that it had successfully placed a $50,000 tap issue in Bonds, paying a fixed coupon of 9.875% per annum, payable semi-annually in arrears. The tap issue was priced at a premium, 103.00% of par value, and the amount received, net of expenses was $50,724. Following the tap issue, the total outstanding amount under the Company’s Bonds is $150,000 (Note 7). The tap issue was closed on 27 January 2026. The regulation of use of proceeds under the tap issue is for general corporate purposes according to the terms of the Tap Issue. On April 1, 2026, the Company completed the listing of the $150,000 Bonds in the Oslo Stock Exchange.

(b)
Naming and Delivery of Newbuilding Vessel: On January 14, 2026, the Company announced the successful delivery of the of the newbuilding vessel H1597, which was named “P. Marseille”, constructed at Shanghai Waigaoqiao Shipbuilding Co. Ltd. in the People’s Republic of China (Note 5). The vessel was partially financed through a sale-and-leaseback agreement with unaffiliated parties, under which $45,000 was provided upon delivery of the vessel from shipyard.

(c)
Memorandum of Agreement to Sell Aframax 2009-built Tanker Vessel: On February 17, 2026, the Company announced that it had signed a Memorandum of Agreement to sell its 2009-built, 105,071 dwt Aframax tanker vessel “P. Sophia” to an unaffiliated third party for a gross sale price of $35,650. The vessel is expected to be delivered to her new owners in mid-2026, subject to customary closing conditions. The sale proceeds will be applied, at the Company’s option, either for bond repayment or will be used for the acquisition of additional tanker vessel that will replace the “P. Sophia” as bond collateral (Note 7).

(d)
Signing of Shipbuilding Contracts for Two Suezmax Tanker Vessels: On March 2, 2026, the Company announced that it has signed two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 158,000 DWT newbuilding Suezmax tanker vessels. The vessels, Hull 1627 and Hull 1628, are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of $81,500 per vessel. The Company paid $12,225 (or 15% of the purchase price) for each vessel on April 16, 2026, and will pay 10% of the purchase price at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price upon the delivery of the vessels.

(e)
Dividend Payment to the Series B and Series C Preferred Stockholders: On March 16, 2026, the Company paid cash dividends to its Series B and Series C preferred stockholders amounting to $13 (or $0.25 per share) and $445 (or $0.3125 per share), respectively, according to the terms of each preferred stock, out of which $411 were paid to Mango (Note 4).

(f)
Signing of Sale-and-Leaseback Agreement for Newbuilding Vessel: On March 16, 2026 the Company entered into a sale-and-leaseback agreement with an unaffiliated third party for its LR1 tanker newbuilding vessel Hull 1624, to be named “P. San Francisco”, currently under construction at Jiangsu New Yangzi Shipbuilding Co., Ltd. and scheduled for delivery in early 2027. The bareboat financing amount totals $37,800. As part of this agreement, the vessel will be sold and then chartered back to the Company on a bareboat basis for a ten-year period starting from delivery from the shipyard. The bareboat charter includes 120 monthly installments equivalent to $5,451 per day, with an implied interest rate of Term SOFR plus 2.00% per annum. Additionally, a balloon payment of $18,072 will be due together with the last installment. The Company has continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter.

(g)
Memorandum of Agreement to Sell Aframax 2010-built Tanker Vessel: On April 14, 2026, the Company announced that it had signed a Memorandum of Agreement to sell its 2010-built, 105,304 dwt Aframax tanker vessel “P. Aliki” to an unaffiliated third party for a gross sale price of $42,650. The vessel is expected to be delivered to her new owners by the end of the third quarter 2026, subject to customary closing conditions. Part of the sale proceeds will be applied for the partial repayment of the Alpha Bank loan (Note 7), to which the vessel serves as collateral.